Form 20-F
period 2003-04-30
ASAT HOLDINGS LTD
filed 2003-07-28
CIK 1102384

As filed with the Securities and Exchange Commission on July 28, 2003

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED APRIL 30, 2003

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 000-30842

ASAT Holdings Limited

(Exact name of Registrant as specified in its charter)

ASAT Holdings Limited	Cayman Islands
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

14th Floor, 138 Texaco Road

Tsuen Wan, New Territories

Hong Kong

(Address of principal executive office)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Exchange on which Registered
None	None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Class of ordinary shares, par value $0.01

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

12.5% Senior Notes due 2006

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Class	Number of shares outstanding as of April 30, 2003
Ordinary Shares, par value $0.01	668,947,000

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

Yes  ☒            No  ☐

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17  ☐            Item 18  ☒

i

GENERAL INFORMATION

In this Annual Report, the terms “we”, “us”, “our”, “our company”, “Company” and “ASAT” refer, as the context requires, to ASAT Holdings Limited (“ASAT Holdings”) and also to ASAT Limited (“ASAT HK”), ASAT, Inc. (“ASAT US”), ASAT (Finance) LLC (“ASAT Finance”), Timerson Limited (“Timerson”), ASAT (Cayman) Limited (“ASAT Cayman”), ASAT Korea Limited (“ASAT Korea”), ASAT GmbH (“ASAT Germany”) and ASAT (S) Pte Ltd. (“ASAT Singapore”) which are each, direct or indirect, wholly owned subsidiaries of ASAT Holdings. Since ASAT S.A. has been under court administration as of November 20, 2001, we no longer consolidate its financial results with our financial statements.

A “Glossary of Semiconductor Terms” set out definitions of technical terms used in this Annual Report.

We publish our financial statements in United States dollars, which are referred to as “Dollars” and “$”.

FORWARD-LOOKING STATEMENTS

Some statements made in this Annual Report are forward-looking statements, which are subject to various risks and uncertainties. These include statements with respect to us, our corporate plans, strategies and beliefs and other statements that are not historical facts. These statements can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “anticipate”, “intend”, “estimate”, “continue”, “plan” or other similar words. The statements are based on our management’s assumptions and beliefs in light of the information currently available to us.

These assumptions involve risks and uncertainties which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Potential risks and uncertainties include, without limitation:

•	the highly cyclical nature of the semiconductor industry;

•	our ability to timely meet our customers’ need for new products;

•	our ability to compete against competitors with greater operating, financial and operational resources in terms of access to capital markets, volume production, price competitiveness and array of services;

•	the demand for communications equipment and factors contributing to a fall off in demand for communications related semiconductors, automotive & industrial electronics, consumer electronics, PCs and related peripherals;

•	our ability to maintain high capacity utilization rates;

•	our ability to obtain sufficient quantities and qualities of raw materials as needed and at competitive prices;

•	our inability to maintain sufficient working capital to invest in new product development efforts and in the acquisition of leading edge manufacturing equipment; and

•	our ability to protect our intellectual property.

All of our forward-looking statements made herein and elsewhere are qualified in their entirety by the risk factors discussed in Item 3 “Key Information— Risk Factors” and other cautionary statements appearing in Item 5 “Operating and Financial Review and Prospects” in this Annual Report. These risk factors and statements describe circumstances which could cause actual results to differ materially from those contained in any forward-looking statement.

We do not intend to update forward-looking statements made herein to reflect actual results or changes in assumptions or other factors that could affect those statements.

GLOSSARY OF SEMICONDUCTOR TERMS

This glossary contains definitions and other terms as they relate to our businesses and as they are used in this report. As such, these definitions may not correspond to standard industry definitions.

Array	A group of items (elements, leads, bonding pads, circuits, etc.) arranged in rows and columns.

BGA	A standard type of commodity semiconductor packaging known as a “ball grid array” where solder balls have been applied to the external electrical contacts on the package for subsequent use in electrically affixing the package to the corresponding leads on a printed circuit board.

Chip	An individual integrated circuit that has not yet been packaged. Also used as a generic term for semiconductor devices.

Chipset	Two or more chips designed to perform as a unit for one or more functions.

Chip scale packages	Any semiconductor package in which the package is no more than 1.2 times the size of the semiconductor chip.

Co-processor	Semiconductor chip that coordinates and controls the operation of a microprocessor.

Deposition	A term applied to growing thin layers wither in a vacuum condensation mode, or via electroplating techniques.

DVD	Digital video disk.

Encapsulation	Enclosing the die in an organic medium either by transfer mold process or glob top techniques.

Ethernet	A widely used type of local area network (LAN).

fpBGA	Fine Pitch Ball Grid Array. A distinct technically evolved version of a BGA package, mounted on tape substrate, that has a solder ball pitch of less than 1.0 mm.

fxBGA	A new and flexible advanced BGA package that is thinner, has a higher circuit density and improved electrical and thermal performance.

Field programmable logic	A type of semiconductor device which can have its functionality altered via electronic means to conform to a custom application.

Flip chip	Type of PBGA package which uses an array of solder bumps on the bottom of the semiconductor chip to connect the chip to the balls on the bottom of the package.

Global Positioning System (GPS)	A system for identifying locations across the planet.

Input/Output	A connector which interconnects the chip to the package or one package level to the next level in the hierarchy. Also referred to as pin out connections or terminals.

Integrated circuit	A combination of two or more transistors on a base material, usually silicon. All semiconductor chips, including memory chips and logic chips, are very complicated integrated circuits with thousands of transistors.

INT-TEP-QFP	A QFP package with an aluminum flag attached to the back of the die paddle to enhance thermal dissipation of the package.

Laminate substrate	An organic substrate used for the routing of PBGA products between the chip pads and the solder ball pads.

Leadframe	A metal frame, connected to the bonding pads of the chip by lead, that provides electrical connection to external points.

Logic device or system	A device that contains digital integrated circuits that process, rather than store, information.

LPCC	Leadless Plastic Chip Carrier, a leadframe based chip scale package.

Microcontrollers	Similar to microprocessor, but dealing with a simpler information set.

Microprocessor	A standard circuit design that provides functions similar to central processing units by interpreting and executing instructions, usually incorporating arithmetic capabilities.

Mixed signal products	Products that can process both digital and analog data.

Molding	Encapsulating the chip, leadframe and wirebondings in molded plastic with leads protruding. The molded plastic is an epoxy based material called “molding compound.”

MSL-1 Capability	Process technology which allows our leadframe based packages to achieve moisture sensitive level one.

MSP Technology	Multi-System in a Package Technology is customer specific technology incorporating multi-functions of a circuit in a single package.

Optical network system	A localized network of personal computers that are connected by high frequency fiber optic lines.

PBGA	A standard type of commodity packaging known as “plastic ball grid array”, where the chip is placed on top of a laminate plastic substrate that has a grid of solder balls underneath for use in connecting the packaged device to a printed circuit board.

Pitch	The center-to-center distance between adjacent leads on a package.

PLCC	Plastic Leaded Chip Carrier which is a standard leaded package.

Power management system	A class of semiconductor packages that incorporate features to increase the thermal dissipation properties of the package.

Printed circuit board	A laminate sheet into which integrated circuits are soldered. Wires on the board connect the circuits with each other, forming a larger functional unit. Printed circuit boards generally are a subsystem within a larger electronic system.

QFP	Quad Flat Pack, which is a semiconductor package with leads on all four sides attached to a printed circuit board by surface mounting.

Routers	Interconnections between two or more data communications networks.

Servers	A centralized computer that either manages a personal computer network or allows decentralized access.

Set-top box	An electronic device which sits on top of a television to allow cable and/or internet access and can be supported either by phone lines or direct satellite access.

Solder ball	A tin lead alloy sphere that is attached to a BGA substrate to allow for printed circuit board attachment.

Substrate	The underlying material upon which a device, circuit, or epitaxial layer is fabricated, normally a silicon wafer.

Surface mount	A circuit board packaging technique in which the leads (pins) on the chips and components are soldered on top of the board.

System controller	A high performance semiconductor which is the primary control function provider for complex electronic systems.

TAPP	Thin Array Plastic Packaging Technology which provides metallic contacts to the circuit board allowing high density circuitry in a small footprint package.

TBGA	Tape Ball Grid Array, which is a BGA package with a more flexible substrate and higher density than conventional plastic packages.

TQFP	Thin Quad Flat Package, which is a standard leaded package.

Two Layer TBGA	Two level tape process in BGA packaging that doubles the density available in a given area.

Wafer	Thin, round, flat piece of silicon that is the base of most integrated circuits.

Wire bonding	The method used to attach very fine wire to semiconductor components in order to provide electrical continuity between the semiconductor chip and a terminal.

v

PART I

ITEM 1.     IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.     OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.     KEY INFORMATION

SELECTED FINANCIAL DATA

The following table presents the selected historical consolidated financial data of ASAT Holdings for the periods prior to April 30, 2000, as if all of ASAT Holdings’ direct and indirect subsidiaries were separate from QPL International Holdings Limited and its affiliates (“QPL”) during the periods presented. The selected historical consolidated financial data below as of April 30, 2002 and 2003 and for the years ended April 30, 2001, 2002 and 2003 were derived from our audited consolidated financial statements for such periods. The consolidated financial statements and related notes are included elsewhere in this Annual Report. The selected historical consolidated financial data below as of April 30, 1999, 2000 and 2001 and for the years ended April 30, 1999 and 2000 were derived from our audited consolidated financial statements for such periods. In this Annual Report, all references to fiscal years are to the Company’s fiscal years ended April 30, thus the fiscal year 2003 refers to the fiscal year ended on April 30, 2003.

You should read the following information in conjunction with Item 5 “Operating and Financial Review and Prospects” and our consolidated financial statements and the related notes, included elsewhere in this Annual Report.

	Fiscal Year Ended April 30,
	1999	2000		2001	2002	2003
	(Dollars in thousands, except for share and ADS data)
Statement of Operations Data:
Net sales	$220,623	$312,131		$340,236	$102,408	$150,090
Cost of sales	152,469	199,636		244,484	132,533	140,366

Gross profit (loss)	68,154	112,495		95,752	(30,125)	9,724

Operating expenses:
Selling, general and administrative expenses	26,082	26,453		37,631	30,368	24,215
Research and development	4,437	4,676		5,954	6,437	5,299
Reorganization expenses	—	—		2,603	2,327	713
Impairment of property, plant and equipment	—	12,340		—	—	81,807
Non-recoverable and unutilized architectural cost	—	—		—	4,500	—
Write-off in relation to ASAT S.A	—	—		—	24,285	—

Total operating expenses	30,519	43,469		46,188	67,917	112,034

Income (Loss) from operations	37,635	69,026		49,564	(98,042)	(102,310)
Other income (expense), net(1)	1,184	1,048		6,451	(1,499)	1,709
Interest expense	(7,204)	(18,994)		(18,119)	(14,246)	(13,652)
Recapitalization costs	—	(6,813	)(3)	—	—	—

Income (Loss) before income taxes and extraordinary charge	31,615	44,267		37,896	(113,787)	(114,253)
Income tax (expense) benefit	(5,569)	(9,558)		(5,350)	10,960	15,174

Income (Loss) before extraordinary charge	$26,046	$34,709		$32,546	$(102,827)	$(99,079)
Extraordinary charge on early extinguishment of debt (net of income tax benefit of $1,108)(4)	—	—		(13,126)	—	—

Net income (loss)	$26,046	$34,709		$19,420	$(102,827)	$(99,079)

Net income (loss) per share (basic and diluted)(2) before extraordinary charge	$0.05	$0.06		$0.05	$(0.15)	$(0.15)
Net income (loss) per share (basic and diluted)(2)	$0.05	$0.06		$0.03	$(0.15)	$(0.15)

Net income (loss) per ADS (basic and diluted)(2) before extraordinary charge	$0.23	$0.30		$0.25	$(0.77)	$(0.74)
Net income (loss) per ADS (basic and diluted)(2)	$0.23	$0.30		$0.15	$(0.77)	$(0.74)

Weighted average number of shares(2)	576,000,000	576,000,000		654,962,375	669,218,720	668,947,000
Weighted average number of ADSs(2)	115,200,000	115,200,000		130,992,475	133,843,744	133,789,400

	Fiscal Year Ended April 30,
	1999	2000	2001	2002	2003
	(Dollars in thousands)
Balance Sheet Data (at end of year):
Cash and cash equivalents	$1,409	$10,892	$79,880	$34,499	$25,775
Total assets	218,683	283,481	403,503	277,398	165,170
Total debt(5)	95,142	198,217	97,837	98,131	98,705
Total shareholders’ equity	76,994	14,124	250,566	147,201	48,099

	Fiscal Year Ended April 30,
	1999	2000	2001	2002	2003
	(Dollars in thousands)
Other Data:
Adjusted EBITDA(6)	$61,991	$105,516	$87,495	$(23,626)	$13,437
Net cash provided by (used in) operating activities	62,272	81,720	58,163	(28,864)	(2,342)
Net cash used in investing activities	(23,905)	(69,814)	(104,049)	(15,699)	(6,359)
Net cash (used in) provided by financing activities	(40,206)	(2,423)	114,874	(650)	—
Depreciation and amortization	24,356	25,513	34,884	40,779	31,717
Capital expenditures	27,518	56,036	108,743	19,625	6,940

(1)	Other income (expense), net, mainly consists of interest income, rental income, gain (loss) on disposal of property, plant and equipment, gain (loss) on disposal of other assets, unapplied payment from customers, bad debt recovered and write-back of long outstanding payable balances. See note 13 of the notes to our consolidated financial statements included in this Annual Report.
(2)	The computation of net income (loss) per share is calculated as the net income (loss) for the period divided by the weighted average number of shares outstanding during the year, as adjusted on a retroactive basis for periods presented prior to fiscal year 2001 to reflect the 576,000,000 ordinary shares issued and outstanding following a share dividend of 47 ordinary shares for each outstanding ordinary share, which we undertook contemporaneously with completion of the offering of our ADSs. The computation of basic net income (loss) per share for the year ended April 30, 2002 and 2003 is based on a weighted average number of ordinary shares during the year in the amount of 669,218,720 and 668,947,000 respectively. Each ADS represents five ordinary shares.
(3)	Reflects costs incurred in connection with our recapitalization in October 1999.
(4)	Reflects a non-cash charge incurred in connection with the early repayment of our $40.0 million bank term loan, the $17.0 million outstanding balance on our revolving credit facility and early redemption of 35% of our 12.5% senior notes due 2006.
(5)	Debt consists of bank debt, senior notes and capital lease obligations. At April 30, 2003 and 2002, debt included the senior notes. At April 30, 2001, debt included the senior notes and capital lease obligations. At April 30, 2000, debt included the senior notes, the term loan facility and the revolving credit facility. At April 30, 1999, debt consisted of bank debt, capital lease obligations and secured accounts payable.
(6)	“Adjusted EBITDA” is defined in this Annual Report as income (loss) from operations, plus depreciation, and amortization of noncompete covenants in fiscal years 1999, 2000 and 2001, and specific charges (representing specific and non-recurring inventory write-off plus reorganization expenses plus non-recoverable and unutilized architectural cost plus a write-off in relation to ASAT S.A. in fiscal year 2002 plus impairment of property, plant and equipment in fiscal years 2000 and 2003), and is presented because management believes that it will provide useful information regarding the Company’s ability to serve and/or incur debt and to meet its capital expenditure and working capital requirement. Adjusted EBITDA should not be considered in isolation or as a substitute for operating income (loss), cash flows from operating activities and other income or cash flow statement data prepared in accordance with generally accepted accounting principles in the United States of America or as a measure of ASAT’s profitability or liquidity. Adjusted EBITDA, as defined in this Annual Report, may not be comparable to similarly titled measures used by other companies.

As a measure of our operating performance, we believe that the most directly comparable measure to Adjusted EBITDA is net income (loss).

The following table reconciles the Company net income (loss) to our definition of Adjusted EBITDA on a consolidated basis for each of the five years ended April 30, 1999, 2000, 2001, 2002 and 2003.

	Fiscal Year Ended April 30,
	1999	2000	2001	2002	2003
	(Dollars in thousands)
Adjusted EBITDA(6)	$61,991	$105,516	$87,495	$(23,626)	$13,437
Add (less):
Depreciation and amortization on noncompete covenants	(24,356)	(24,150)	(33,109)	(39,303)	(30,220)
Income tax (expense) benefit	(5,569)	(9,558)	(5,350)	10,960	15,174
Other income (expense), net	1,184	1,048	6,451	(1,499)	1,709
Impairment of property, plant and equipment	—	(12,340)	—	—	(81,807)
Reorganization charges	—	—	(2,603)	(2,327)	(713)
Specific and non recurring nature of inventory write-down	—	—	(2,219)	(4,001)	(3,007)
Interest expense	(7,204)	(18,994)	(18,119)	(14,246)	(13,652)
Non-recoverable & unutilized architectural cost	—	—	—	(4,500)	—
Write-off in relation to ASAT S.A	—	—	—	(24,285)	—
Recapitalization cost	—	(6,813)	—	—	—
Extraordinary charge	—	—	(13,126)	—	—
Net income (loss)	26,046	34,709	19,420	(102,827)	(99,079)

Exchange Rate Information

The Hong Kong dollar is freely convertible into other currencies (including the U.S. dollar). Since 1983, the Hong Kong dollar has effectively been officially linked to the U.S. dollar at the rate of approximately HK$7.80 = US$1.00. However, the market exchange rate of the Hong Kong dollar against the U.S. dollar continues to be influenced by the forces of supply and demand in the foreign exchange market. Exchange rates between the Hong Kong dollar and other currencies are influenced by the rate between the U.S. dollar and the Hong Kong dollar.

The Basic Law provides that no foreign exchange control policies will be applied in Hong Kong and that the Hong Kong dollar is to be freely convertible. During the Asian regional economic crisis in 1998, however, the Hong Kong government intervened on several occasions in the foreign exchange market by purchasing the Hong Kong dollar and selling the U.S. dollar to support the value of the Hong Kong dollar.

RISK FACTORS

Risks facing our businesses include the following:

Risks Relating to Our Industry

Our business is and will continue to be substantially affected by the highly cyclical nature of the semiconductor industry, which cyclicality is beyond our control.

Our business is substantially affected by market conditions in the semiconductor industry, which is highly cyclical. The industry has been subject to significant downturns characterized by reduced product demand, increased competition and declines in average selling prices and margins. Semiconductor industry conditions are often affected by manufacturing over-capacity and declining demand and reduced pricing in end-user markets.

Since mid-2001, the semiconductor industry has experienced one of the sharpest and longest lasting economic declines in its history. Accordingly, our customers have continued to cut back production orders, reflecting inventory corrections and lower demand experienced in their end-user markets. While industry conditions appear to have stabilized during the latter half of calendar year 2002, the rate of recovery has been slow and overall demand for most semiconductor product sectors has shown only a gradual recovery. This downturn has had a very pronounced and adverse effect on our sales and financial performance. In particular, the Company has suffered the adverse implications of declining average selling prices (or “ASP’s”) for its assembled units. In part, this decline in ASP’s reflects a shift in product mix to lower cost devices. However, a significant part of this decline in ASP’s results from external pricing pressures. As a result of these factors, in fiscal year 2002, the number of units assembled by the Company almost doubled as compared to the preceding fiscal year, yet the Company’s revenues were off by more than 50%. In the face of declining ASP’s, the Company must continue to expand its production capacity and through-put if it is to maintain or increase its revenue levels.

While we believe that the downturn eased and the semiconductor sector started a gradual recovery in calendar year 2003, a resumption of the downturn would adversely affect our business, financial condition and results of operations and further erode our cash position. In that regard, if the downturn were to continue unabated, we may be required to seek new financing and, if so, there could be no assurance that such financing would be available to us on acceptable terms or at all. We may also be required to reduce our capital expenditures, which in turn could hinder our ability to implement our business plan and maintain our competitiveness. Because of the downturn of the industry, management continues to re-evaluate the Company’s product mix and the direction of its business. Such re-evaluation lead to significant write-down of assets in the amount of $81.8 million in fiscal year 2003 and may necessitate additional write-downs in fiscal year 2004.

Our ability to develop new and successful advanced technologies and services is important to maintaining our competitive position and profitability. Any inability to meet our customers’ schedules for new product introductions could affect our revenue, growth, future customer relationships and future product design windows.

The semiconductor industry is characterized by rapid technological developments. Our customers seek advanced and quick time-to-market assembly and testing capabilities for their increasingly complex end-user applications. Failure to advance our designs and process technologies successfully and in a timely manner could have a material adverse effect on our competitiveness and our profitability. Technological advances typically lead to rapid and significant decreases in prices for older products. Extended reliance on older products would reduce our gross margins and profitability, as prices decline in the face of newer, higher performance products. Due to the long lead-times involved in the pre-deployment development and product qualification activities that must precede a new product release, the Company may be called upon to make substantial investments in new manufacturing equipment well in advance of our being able to record appreciable revenues derived from those new products.

Because our industry is highly competitive and many of our competitors have greater operating and financial resources, we may not be able to secure new customers or maintain our customer base and we may experience increased price competition. In addition, if any of our competitors grow through acquisitions and we are unable to similarly grow, we may have difficulties competing against those competitors in terms of volume production, price competitiveness and array of services.

The semiconductor assembly and testing industry is highly competitive, with greater than 40 independent providers of semiconductor assembly services worldwide. We believe our principal competitors include Advanced Semiconductor Engineering Inc., Amkor Technology, Inc., ChipPac Inc., Carsem Semiconductor Sdn. Bhd. (a division of the Hong Leong Group), Siliconware Precision Industries Co., Ltd. and ST Assembly Test Services Ltd. Many of our competitors have greater operating capacity and financial resources than we do and have proven research and development and marketing capabilities. Lengthy qualification periods and a familiarity between potential customers and their current assemblers may limit our ability to secure new customers.

We also compete indirectly with the in-house packaging and testing service resources of many of our largest customers, the integrated device manufacturers or “IDM’s”. These IDM customers may decide to shift some or all of the packaging and testing services to internally sourced capacity.

In addition, some of our competitors with greater financial resources have been able to grow through acquisitions. In this regard, we have seen instances where one of our competitors has acquired the entire back end assembly operations of an IDM. As a result of such growth, these competitors may have increased capacity and may be better positioned to increase their market share by decreasing prices. Additionally, as a result of such acquisitions, these competitors may be able to provide a broader array of services. If we are unable to similarly grow, we may have difficulties competing successfully against these competitors.

Due to this highly competitive environment, we may experience difficulties in securing additional business from our current customers or even maintaining our current level of business with our existing customers. We also continue to experience increased price competition.

Our assembly and testing processes are complex and prone to error, which may create defects and affect production yields.

Semiconductor assembly and testing, particularly testing of mixed-signal semiconductors which performs both analog and digital functions, are complex processes involving sophisticated equipment and requiring high levels of precision. Many customers seek to do business with independent assemblers who can provide full “turn key” assembly and test services. In order to satisfy such customer demands, the Company may be called upon to acquire additional test equipment capacity. However, it is typical for customers requesting “turn key” testing services to be unwilling to commit to the utilization of such additional capacity beyond their original, short-term forecasts.

Additionally, both assembly and testing services are prone to human error and equipment malfunction. Defective packages also result from:

•	improper programming of customer specified manufacturing instructions;

•	contaminants in the manufacturing environment;

•	equipment deviations from ambient process specifications;

•	the use of defective raw materials; or

•	defective plating services on vendor provided leadframes.

These factors have periodically contributed to lower production yields and may continue to do so.

Additionally, adding new test equipment to improve yields, meet customer demands and to provide new capacity can be very capital intensive and may not result in expected revenues and/or margins.

Should our company fail to maintain high standards, acceptable production yields, or to provide full “turn key” solutions, any of these circumstances could result in lost customers, increased costs of production, delays, substantial amounts of returned goods and related claims by customers. Any of these problems could have a material adverse effect on our business, financial condition and results of operations.

Risks Relating to Our Company

The decrease in demand for assembly services in our principal markets, including, communications equipment, automotive and industrial electronic components, consumer electronic components, and personal computer and peripherals related components has placed downward pressure on selling prices.

A significant percentage of our net sales is derived from customers who use our assembly or testing services for semiconductor devices used in communications equipment. We are currently experiencing a prolonged industry-wide slowdown in demand in the communications sector. In fiscal year 2003, our sales were adversely affected as a result of the continuing low level of production orders received from our customers in this sector, reflecting inventory corrections and lower demand from their end-user markets. In addition, a decline in the average selling price of communications equipment caused by lower demand has placed downward pressure on the prices of the components that are used in this equipment. As the average selling price of communications equipment continues to decrease, the pricing pressure on services provided by us could lead to further reduction in our net sales and increase in our losses. Additionally, during fiscal year 2003, we have also seen a lesser but still significant downturn in the demand for and pricing of semiconductor components used in automotive and industrial applications, consumer electronics, and personal computer and computer peripheral equipment. For the past two years, our company has embarked upon a strategy to diversify our customer base and reduce dependency on the communications sector and the other sectors adversely affected by the current downturn. However, our strategy and the execution of such strategy will continue to take time and may ultimately not be successfully implemented, especially if other independent assembly and test companies were to focus on the same market sectors that we have targeted. This could adversely impact our financial condition and results of operations.

Our profitability has been affected by capacity utilization rates, which are significantly influenced by factors outside of our control.

As a result of the capital intensive nature of our business, our operations are characterized by high fixed costs. Consequently, insufficient utilization of installed capacity can negatively affect our profitability. In spite of the write-off of certain obsolete equipment during fiscal year 2003, our capacity utilization rates ranged from approximately 50% to 55% for our assembly operations. These low utilization rates have been a result of the continued weak demand for our assembly and testing services resulting from the prolonged downturn in the semiconductor industry. We cannot assure you that our capacity utilization rates will not continue at such low levels. Our inability to maintain or increase capacity utilization rates for our assembly operations would have an adverse effect on our financial condition and results of operations.

Some of our debt obligations contain covenants limiting our financial and operating flexibility.

Covenants under our senior notes restrict our ability, among other things:

•	to incur debt or liens;

•	to make investments or acquisitions;

•	to merge or consolidate; and

•	to sell assets and enter into new businesses.

These restrictive covenants could restrict our flexibility in planning for, or reacting to, changes in our business and industry and increase our vulnerability to general adverse economic and industry conditions. We may enter into additional financing arrangements, which could further restrict our financial and operating flexibility.

We face risks associated with potential acquisitions, investments, strategic partnerships or other ventures, including whether we can identify opportunities, complete the transactions and integrate the other parties into our business. Difficulties in integrating these other parties into our business could disrupt our business and increase our expenses.

We believe that the semiconductor packaging industry may undergo consolidation, both with regard to consolidation among independent assembly service providers and with respect to the outsourcing of in-house assembly capacity of semiconductor integrated device manufacturers (or “IDM’s”). We believe it may become increasingly important to acquire or make investments in complementary businesses, facilities, technologies, services or products, or enter into strategic partnerships with parties who can provide access to those assets, if appropriate opportunities arise. From time to time we have had discussions with companies regarding our acquiring, investing in or partnering with their businesses, products, services or technologies, and we regularly engage in such discussions in the ordinary course of our business. We may not identify suitable acquisition, investment or strategic partnership candidates, which may place us at a disadvantage if our competitors are able to grow their market share through acquisitions. If we do identify suitable candidates, we may not be able to complete those transactions on commercially acceptable terms or at all. If we acquire another company, we could have difficulty in assimilating that company’s personnel, operations and technology. In addition, the key personnel of the acquired company may decide not to work for us. If we make other types of acquisitions, we could have difficulty in integrating the acquired products, services or technologies into our operations. These difficulties could disrupt our ongoing business, distract our management and employees and increase our expenses.

We generate a significant amount of revenue from a limited number of customers. The loss of, or reduced purchases by, one or more of our larger customers may have an adverse effect on our results of operations.

For the fiscal year ended April 30, 2003, our top five customers and our top ten customers accounted for approximately 63.2% and 77.5% of net sales, respectively, and our largest customer accounted for approximately 25.1% of net sales. If any key customer were to significantly reduce its purchases from us, our results of operations would likely be adversely affected. While sales to major customers may vary from period to period, a major customer that permanently discontinues or significantly reduces its relationship with us could be difficult to replace. In line with industry practice, new customers usually require us to pass a lengthy and rigorous qualification process. In this regard, customers incur substantial costs in qualifying each new semiconductor assembler and are therefore reluctant to qualify new assembly service providers. Furthermore, semiconductor companies generally rely on firms with which they have established relationships to meet their assembly and testing needs for existing and future generations of applications. Because of this, it may be difficult for us to attract new major customers and/or break into new markets.

Because a significant portion of our production is in Asia, we are vulnerable to weaknesses in the economies of Asian countries.

Most of our important suppliers of raw materials, leadframes and semiconductor chips delivered to us for assembly and testing are located in Asia. Although substantially all our customers are United States or European multinational companies and nearly 100% of our invoices are billed in U.S. Dollars, we estimate that approximately 43.2% of our net sales in the fiscal year ended April 30, 2003 represented packages shipped to distribution centers and destinations within Asia. These factors raise a number of financial and fiscal risks, including:

•	exposure to regional economic and political developments;

•	changes in local intellectual property laws and commercial laws;

•	the imposition of local currency controls;

•	adverse changes in local tax law, customs duties and procedures and the like;

•	transportation difficulties; and

•	unfavorable import/export regulations in Asian countries.

These factors could adversely affect both our operations and the operations of our suppliers and customers. In addition, the sharp economic downturn in Asia in recent years adversely affected our business by reducing demand for our customers’ products in Asia. Future economic downturns in Asia or elsewhere would likely be detrimental to our business, financial condition and results of operations.

With most of our operations conducted in two facilities in Hong Kong and with a new facility scheduled to become operational in Dongguan, China in fiscal year 2004, we are vulnerable to natural disasters, and other disruptive regional events. Any such occurrence could temporarily disrupt or even shut down our assembly and testing operations. Such disruption could render us unable to assemble or test semiconductors, which could cause us to lose revenue and perhaps lose customers.

We currently conduct all our assembly operations in one of our facilities in Hong Kong and our testing operations at our other facility in Hong Kong. Significant damage or other impediments to either of these facilities, whether as a result of fire, weather, disease, civil strife, industrial strikes, breakdowns of equipment, difficulties or delays in obtaining imported spare parts and equipment, natural disasters, terrorist incidents, industrial accidents or other causes could temporarily disrupt or even shut down our operations, which would have an adverse effect on our financial condition and operating results. Additionally, the Company’s newly leased factory which is located in Dongguan, China is also subject to many of these shared regional phenomena. For example, the Company’s existing operations in Hong Kong and its future operations in Dongguan are both vulnerable to regional typhoons that can bring with them destructive winds and torrential rains which can in turn cause plant closures and transportation interruptions.

We maintain insurance, including business interruption insurance, against some, but not all, of these events and we cannot assure you that our insurance would be adequate to cover any direct or indirect loss or liability resulting from those events.

Outbreaks of epidemics and communicable diseases in Hong Kong, the mainland China and other parts of Asia may disrupt our business operations, causing us to lose customers and revenue.

In early 2003, mainland China, Hong Kong and certain other countries, largely in Asia, experienced the spread of the Severe Acute Respiratory Syndrome (“SARS”) influenza virus. The SARS virus was believed to have first originated in Southern China and then spread to Hong Kong before becoming an international health concern. The World Health Organization and several countries have issued travel warnings against international travel to Hong Kong, mainland China and several other Asian nations during the period of the alert. This severely curtailed customer visits to the Company’s facilities. Curtailed travel could also have restricted the Company’s ability to receive the timely shipment of consumable supplies from its Asia vendors and to promptly ship finished goods to customers throughout the world. In addition, we have been unable to obtain insurance coverage at commercially reasonable rate for business interruptions resulting from the spread of communicable diseases. In that regard, there can be no assurance that the SARS virus and/or a different or even more virulent influenza virus will not make a reappearance in the future. If such an influenza outbreak were to be centered in Hong Kong and mainland China, and if the outbreak were to be prolonged and/or associated with high mortality, the Company’s operations could be severely impacted, which may lead to plant closures and other emergency measures, which would have material adverse effect on the Company’s financial condition and results of operations.

We rely on the development and perfection of ownership interests in substantial amount of intellectual property in our business. If we are unable to protect this intellectual property, we may lose advantages in innovation over our competitors. We are also vulnerable to infringement claims with third parties. These occurrences could have a significant negative impact on our business.

We have patents, confidentiality agreements, collaborative agreements and other arrangements intended to protect certain of our proprietary manufacturing processes and product technologies. These protections and any future measures we take might not adequately cover or protect our intellectual property. In particular, our competitors may be able to develop similar or superior products or manufacturing technologies, and many of these competitors invest greater amounts of capital on such development than the Company does. As a result, the Company’s patent portfolio may not have the breadth or depth of that of some of our competitors. Also, we cannot assure you that the Asian countries in which we market our products will protect our intellectual property rights to the same extent as does the United States. That could leave the Company vulnerable to willful patent infringement or to the theft of trade secret information. However, even if we have valid protections in place, we may not have sufficient financial and legal resources to protect or enforce our rights. Furthermore, because many of our products and technologies are not covered by any patents or pending patent applications, they are susceptible to independent duplication and/or reverse engineering by competitors.

From time to time, third parties may claim that we are infringing their intellectual property rights, particularly regarding patent rights in the highly competitive and technology intensive semiconductor sector. Such claims could have a serious adverse effect on our business and financial condition. We may seek licenses from such parties, but they could either refuse to grant us a license or demand commercially unreasonable terms. We might not have sufficient resources to pay for the licenses and remain competitive. Such infringement claims could also cause us to incur substantial liabilities and to have to suspend or permanently cease the use of critical technologies or processes for the production and/or sale of major products.

The loss of key executive officers and employees could negatively impact our business prospects. Our inability to retain key personnel at all levels would limit our ability to develop new and enhanced packaging and testing services.

We depend on our ability to attract and retain highly skilled technical, managerial, sales and marketing personnel. Competition for such personnel is intense, particularly in Hong Kong and Southern China and the retention of skilled engineering personnel in our industry typically requires attractive compensation packages. In attracting and retaining such personnel, we may be required to incur significantly increased compensation costs. We cannot predict whether we will be successful in attracting and retaining the personnel we need to successfully develop new and enhanced packaging and testing services in order to sustain our growth and profitably. In addition, we do not maintain key man insurance on any of our key personnel.

The loss of key suppliers could negatively impact our business prospects. Our inability to utilize second sources for certain suppliers would limit our production capabilities.

For certain materials, such as molding compound and lead frames, the loss of a key supplier would inhibit our ability to meet customer’s orders. There are ASAT qualified alternative sources, however, they require formal customer approval process before we can utilize them. We cannot predict how much time the customer qualification process will take to complete. We continuously discuss these qualifications with our customers.

During fiscal year 2004, the Company plans to start production in a manufacturing facility located in Dongguan, China. Operating a new facility in China can be fraught with uncertainty and there can be no assurances that this China facility will bring intended benefits to the Company.

The Company plans to start production in its leased facility in Dongguan, China in late fiscal year 2004. We hope that this new facility, will reduce our future production costs by taking advantage of relatively inexpensive labor and other production resources in China. It is also hoped that such facility will enable us to expand our business and sales channels in China. However, many factors may prevent us from realizing the intended benefits. These factors raise a number of operational and financial risks, including:

•	economic and political uncertainties in China;

•	changes in, and the arbitrary enforcement of, commercial laws, currency controls, import tariffs and duties, customs regulations, and taxation laws in China;

•	local infrastructure problems, such as electrical power interruptions, in an area that has only recently undergone a very rapid industrial development;

•	quality problems arising from the start up of new manufacturing processes by operators who lack experience with the Company’s sophisticated manufacturing equipment;

•	transportation difficulties that may be encountered in receiving supplies and/or in shipping finished products by land or by air;

•	an unwillingness or hesitancy on the part of customers to qualify their products in the new facility; and

•	an inability to attract and retain sufficient and qualified engineering and management talent and resources.

Environmental, health and safety laws could impose material liability on us and could require us to incur material capital and operational costs. Any new regulatory developments are beyond our control, and our financial condition may be negatively affected if we are required to incur significant costs of compliance.

We are subject to environmental, health and safety laws in Hong Kong and will soon be subject to similar laws in Dongguan, China. These laws impose controls on our air and water discharges, on the storage, handling, discharge and disposal of chemicals, and on employee exposure to hazardous substances. If these laws were to change, they could require us to incur costs to maintain compliance and could impose liability to remedy the effects of hazardous substance contamination. Although we have not incurred any significant liability under these laws in the past, stricter enforcement of existing laws, the adoption of new laws or regulations or our failure to comply with these laws or regulations could cause us to incur material liabilities and require us to incur additional expense, curtail our operations and restrict our ability to grow.

In addition, QPL has provided us with chemical waste disposal services in Hong Kong due to our respective manufacturing operations being located in the same building. QPL provided these services to us pursuant to a license issued to QPL by the Hong Kong government, which must be renewed annually. However, QPL has relocated all of its manufacturing operations from our shared facility to its new facility in Dongguan, China. QPL has agreed to continue to renew this license for the benefit of the Company. Any failure on the part of QPL to obtain or to maintain such a license could materially and adversely affect our operations.

Some of our costs are denominated in foreign currencies and the continued depreciation of the U.S. dollar against such foreign currencies could increase these costs.

While substantially all of our revenues are U.S. dollar denominated, a portion of our costs are denominated in other currencies, primarily Hong Kong dollars and to a lesser extent Japanese yen. The Hong Kong dollar historically has accounted for the largest share of our costs. Because the exchange rate of the Hong Kong dollar to the U.S. dollar has remained close to the current linked rate of HK$7.80 = $1.00 since 1983, we have not experienced significant foreign exchange gains or losses associated with that currency. However, the Hong Kong government could change the linked rate or abandon the link altogether. Depreciation of the U.S. dollar against the Hong Kong dollar or Japanese yen would generally increase our Hong Kong dollar or Japanese yen expenses. Additionally, when the Company’s new facility in Dongguan, China becomes fully operational, the Company’s exposure to fluctuations in the value of the Chinese Renminbi will significantly increase. For the past several years, Renminbi has remained stable vis a vis the U.S. dollar. However, the government of China could change or abandon its existing currency policy at its sole discretion . In fact, recently, the Chinese government has been under increasing pressure from its trading partners to cause the Renminbi to appreciate against the U.S. dollar. If the Renminbi were to appreciate against the U.S. dollar, our costs relating to our planned China operations would increase.

The market price of our ADSs may be volatile and you may not be able to resell your ADSs at or above the price you paid, or at all. In addition, the liquidity of the ADSs may also be adversely affected after our transfer to the Nasdaq SmallCap Market.

Our American Depository Shares (“ADSs”) have experienced substantial price volatility during the past three years, particularly as a result of variations between our anticipated and actual financial results, the published expectations of analysts, and announcements by our competitors and by us. From time-to-time, this volatility has been exacerbated by the relatively low average daily trading volumes of our ADSs. In addition, the stock market itself has experienced extreme price and volume fluctuations that have negatively affected the market price of the stocks of many technology and manufacturing companies. These factors, as well as general worldwide economic and political conditions, may materially adversely affect the market price of our ADSs in the future.

On October 17, 2002, we received a compliance notice from The Nasdaq Stock Market, Inc. stating that, for a period of 30 consecutive trading days, our ordinary shares had closed below the minimum bid price of $1.00 per share as required under the Nasdaq Marketplace Rule 4450(a)(5) for continued listing on The Nasdaq National Market. In accordance with Nasdaq’s Marketplace Rules, we had until April 15, 2003 to regain compliance with the Nasdaq’s continued listing requirements. Because we were unable to demonstrate compliance with the continued listing requirements, the Nasdaq Listings Qualifications Panel determined that the Company should transfer the listing of its ADSs to The Nasdaq SmallCap Market. In anticipation of this determination, the Company submitted an application to transfer the listing of its ADSs to The Nasdaq SmallCap Market on June 2, 2003. That application was approved and the transfer of the Company’s listing to The Nasdaq SmallCap Market became effective from July 1, 2003. Although the Company’s ADSs will continue to be traded on the Nasdaq SmallCap Market under the trading symbol “ASTT”, the liquidity of the Company’s shares could be negatively impacted by the transfer. For example, the demand for the Company’s ADSs may be curtailed by certain investment entities that have self-imposed restrictions and/or investment limitations regarding the trading in and holding of securities that are listed on the Nasdaq SmallCap Market.

ITEM 4.     INFORMATION ON THE COMPANY

HISTORY AND DEVELOPMENT

ASAT Holdings was incorporated in the Cayman Islands on October 20, 1999, as a limited liability company under the Companies Law (Revised) of the Cayman Islands. The principal executive office for ASAT Holdings is located at 14th Floor, 138 Texaco Road, Tsuen Wan, New Territories, Hong Kong. ASAT Holdings’ registered office in the Cayman Islands is Ugland House, P.O. Box 309, South Church Street, George Town, Grand Cayman, Cayman Islands. Our telephone number in Hong Kong is (852) 2408-7811 and the telephone number for our registered office in the Cayman Islands is (345) 949-8066.

Recapitalization

On October 29, 1999, three groups of private equity funds separately managed by or affiliated with JPMP Master Fund Manager, L.P. (formerly Chase Capital Partners), Olympus Capital Holdings Asia and Orchid Asia Holdings LLC purchased a 50% equity interest in ASAT Holdings from QPL. Following the completion of our offering of ADSs on July 14, 2000, this investor group held an approximately 43% equity interest in ASAT Holdings.

BUSINESS OVERVIEW

We are one of the world’s largest independent providers of semiconductor assembly and testing services. We offer a broad selection of semiconductor packages, including standard and advanced leaded packages and laminate packages, as defined on pages 16-18, and a variety of chipscale and near chipscales packages. Semiconductor packaging protects the enclosed semiconductor chip and provides a network of connections between the chip and a printed circuit board. Leaded packages are distinct packaging family type in that the chip is first attached to a metallic leadframe and then electrical interconnects (usually with fine gold bonding wires) are provided between the chip active components and the corresponding leadframe electrical contacts. The chip and leadframe are then encapsulated in plastic leaving metal leads surrounding the edge of the package that will enable the device to be electrically connected to the circuit board on which it will be mounted. By contrast, in PBGA packages, the chip is mounted on a plastic substrate (not on a metallic leadframe) to which it is electrically connected (usually with fine gold bonding wires) to printed metallic interconnect circuitry that is in turn electrically connected to the printed circuit board using solder balls which have been incorporated as electrical contacts on the bottom of the package. Chipscale (CSP) and near chipscale packages include both leaded and laminate based packages.

During the fiscal year ended April 30, 2003, 42% of our assembly net sales were from advanced leaded packages and advanced laminate packages (principally the FpBGA package). See “—Semiconductor Assembly and Testing Services”. Of our net sales from laminate packages during this fiscal year, 35% were from advanced laminate packages. We also provide semiconductor testing services, particularly for mixed-signal semiconductors which perform both analog and digital functions. In fiscal year 2003, approximately 9.7% of our total net sales were from testing services.

We have historically targeted the communications sector of the semiconductor industry, including enterprise networking, mobile communications, and broadband communications segments. Each of these has been impacted by the industry downturn. In late fiscal year 2002, we announced our strategy to diversify into other markets, including various consumer sectors and PC peripherals. As a result, we were able to reduce our dependency on communications, increase sales and reduce losses during the closing months of fiscal year 2002 and throughout fiscal year 2003. We seek to differentiate our company from competitors by providing timely and comprehensive solutions to customers’ complex semiconductor performance needs. We work closely with customers to design and provide advanced packaging and test solutions for each new generation of products. We have over 110 customers and many of our top customers are among the world’s largest semiconductor companies. Our top five customers, with alphabetical order, by net sales during fiscal year 2003 were: Altera, Analog Devices, Broadcom, Infineon Technologies, and Vitesse Semiconductor.

For the year ended April 30, 2003 our top ten customers generated approximately 77.5% of our net sales and an estimated 63% of our net sales were from packaging and testing semiconductors for communications applications. During the same period, approximately 82.5% of our net sales were generated from sales to United States. multinational companies, 15.3% to European multinational companies and 2.2% to Asian companies. In terms of net sales during the same period, we shipped approximately 55.5% of our packages to destinations in the United States, 43.3% to destinations in Asia (including Hong Kong) and 1.2% to European and other destinations.

We provide assembly and testing services from our Hong Kong facilities where we operate 417 wire bonders, which are machines that attach connectivity wires to the semiconductor packages, and 32 semiconductor testing machines as of April 30, 2003. We also provide package design services, computer testing of package designs for thermal and electrical performance and testing support services from our facilities in Fremont, California and Hong Kong. Our sales offices and representatives are strategically located in the United States, Germany, Hong Kong, South Korea and Singapore, allowing us to work directly with customers at their facilities to provide effective design, testing and customer service. Through this network we are able to provide highly focused design and production services with rapid time-to-market design and production solutions.

Strategy

We intend to grow our core business by continuing to provide advanced packaging technologies and value added services in order to meet the long-term assembly and test outsourcing requirements of our customers. To this end, we will strive to provide technologically superior services to the high-end semiconductor industry sector. In so doing, we will focus on customers in industry segments that we believe offer the greatest potential for significant growth. The principal elements of our strategy include to:

•	Providing Semiconductor Assembly and Testing Outsourcing Services. We will strive to provide the technologically superior product range demanded by the growth potential customer segments in the high-end semiconductor industry. By providing advanced packaging technology along with other value added services we are positioned to support the long terms outsourcing requirements of our customers.

•	Continuing Timely Market Introduction of Leading Innovative Packages. We intend to maintain a leadership position in the introduction packaging technology for advanced semiconductors. Through joint development programs with our customers, as well as internal development we will continue to make advances in package development that satisfies our customers and our customers’ customer demand for form, cost, and function. To this end, we work closely with customers to understand their new semiconductor designs and end-products and to design advanced packaging solutions for each new generation of products.

•	Leveraging Our Technologies to Serve a Broader Array of Market Opportunities. We plan to utilize our intellectual property to increase sales in potential high growth market sectors outside of our traditional market strengths. Our strategy is to accomplish this by seeking new customers and by leveraging existing customer relationships to sell to a broader array of market sectors.

•	Reducing Our Cost Structure. We have made significant reductions to operating and administrative costs over the past two fiscal years as part of our global restructuring program. We will continue to seek cost reduction in the future, including completing a low cost manufacturing facility in Dongguan, China.

•	Increasing Testing Through Existing Packaging Customers. We intend to capitalize on our well established advanced packaging customer base to expand our testing business. We have developed strategic relationships with many of our customers through which we provide a turnkey service involving design, engineering, assembly, testing and drop shipment. We believe these relationships position us to capture additional assembly and test outsourcing business, as semiconductor companies generally rely on firms with which they have established relationships to meet their assembly and testing needs.

•	Maintaining High Quality of Service to Customers. We will continue to emphasize providing a superior level of service to customers. We focus on providing comprehensive and timely solutions to customers’ performance requirements in package design, assembly and testing. Many of our customers package applications require a strong technical interface with product engineers and designers in order to design packages that will allow the semiconductor devices to operate at their highest performance levels. We locate customer application engineers and support personnel near our major customers’ locations to provide prompt and effective service at their facilities. We also plan to expand our design and engineering services to more fully participate in the early stages of their design process.

Semiconductor Assembly and Testing Services

We offer a broad selection of semiconductor packages, including standard and advanced leaded and laminate packages, as well as semiconductor testing services. Most of the revenue derived from testing services comes from testing services performed in connection with assembly services and the revenue generated from sales of testing services only is not significant to us. The following table sets forth the breakdown of net sales by product category for the periods indicated:

	Fiscal Year Ended April 30,
	1999	2000	2001	2002	2003
	(Dollars in thousands)
Net sales:
Leaded packages:
Standard	$82,177	$98,215	$73,646	$30,342	$37,351
Advanced	48,578	75,441	90,740	25,758	34,275

Subtotal	130,755	173,656	164,386	56,100	71,626
Laminate packages:
Standard	30,678	19,592	7,170	14,459	41,536
Advanced	31,429	91,185	150,770	27,052	22,406

Subtotal	62,107	110,777	157,940	41,511	63,942
Testing	26,172	27,698	16,885	4,797	14,522
Other	1,589	—	1,025	—	—

Total	$220,623	$312,131	$340,236	$102,408	$150,090

As a percentage of total net sales:
Leaded packages:
Standard	37.2%	31.5%	21.6%	29.6%	24.9%
Advanced	22.0	24.1	26.7	25.2	22.8

Subtotal	59.2	55.6	48.3	54.8	47.7
Laminate packages:
Standard	14.0	6.3	2.1	14.1	27.7
Advanced	14.2	29.2	44.3	26.4	14.9

Subtotal	28.2	35.5	46.4	40.5	42.6
Testing	11.9	8.9	5.0	4.7	9.7
Other	0.7	—	0.3	—	—

Total	100.0%	100.0%	100.0%	100.0%	100.0%

Assembly of Semiconductor Packages

Semiconductors devices are an integral component in a wide variety of everyday products, including telecommunications systems, personal computers, consumer electronics, office equipment and automotive products. Semiconductor packages are critical to the chip’s performance and functionality and facilitate the integration of the semiconductor device into the end-product. We offer a wide range of semiconductor packages for a broad spectrum of electronic products. Our products can be grouped into three categories: leaded packages, laminate packages and testing services. In both the leaded and laminate package categories, we have been recognized for our position in advanced packaging. However, we also offer customers a variety of standard packages.

Leaded Packages

Leaded packages are characterized by a semiconductor chip mounted on a metallic leadframe which together are encapsulated in a plastic mold compound with metal leads surrounding the perimeter of the package. As a first step in the manufacturing process, the chip is attached to a leadframe, which is usually performed for multiple devices on a single “multi-site” carrier used in assembly. The electrical contacts for the active elements, ground and power leads in the chip are then wire bonded to corresponding electrical leads on the leadframe. The chip is then encapsulated in a plastic package, with the ends of the leadframe protruding from the edges of the package to enable electrical connection to a printed circuit board. This packaging type has evolved from packages designed to be plugged into the printed circuit board by inserting the leads into holes on the printed circuit board to the more modern surface mount design, in which the leads or pins are soldered to the surface of the printed circuit board. Specific packaging customization and evolutionary improvements are continually being engineered to improve electrical and thermal performance, reduce the size of packages and enable multi-chip assembly capability.

Standard Leaded Packages.    Standard leaded packages are used in almost every electronics application, including automobiles, household appliances, desktop and notebook computers, and telecommunications products. We offer several types of standard leaded packages to satisfy the variations in our customers’ end-products. We have introduced a new process technology which will allow our leadframe based packages to achieve MSL-1 capability. This capability also translates into the highest reliability in plastic packaging today. This will allow customers to store products that we assemble with an almost unlimited shelf life.

The table below sets forth information regarding our standard leaded packages(1):

Package Format	Number of Leads(2)	Description	Applications
Thin Quad Flat Package—
TQFP	32-208	QFP with thickness of 1.0 mm for use in low profile, space constrained applications	Mobile phones, notebook computers and hard disk drives

Quad Flat Package—
QFP	44-208	Package with leads on all four sides attached to a printed circuit board by surface mounting	Networking systems, consumer products and personal computers

Plastic Leaded Chip—
Carrier—PLCC	28-84	Standard leaded package designed for applications that do not have space constraints or high numbers of interconnects	Personal computers and consumer electronics

(1)	The full names and explanations of these packages and applications are set forth in “Glossary of Semiconductor Terms”.
(2)	Indicates the number of input/output connections between the semiconductor package and the printed circuit board.

Advanced Leaded Packages.    Our advanced leaded packages are similar to standard leaded packages but have advanced thermal and electrical characteristics. These advanced characteristics are necessary to maximize the performance of high frequency semiconductor chips used in sophisticated end-products. We offer a variety of lead counts and body sizes within this packaging group.

LPCC.    In addition to the packages listed in the table below, we increased sales volume of our Leadless Plastic Chip Carrier, or LPCC, packages, a new class of advanced packaging that could replace current standard leadframe packages. LPCCs are designed for use in mobile communications, particularly cellular telephones, analog to digital and digital to analog circuits, and power management circuits widely used in consumer electronics. These packages are based on a new technology which relies on conventional leadframes as base material. Unlike traditional leadframe packages, however, the leads in LPCC packages do not protrude from the package but are flush with the package surface. LPCCs are chip scale packages with a high density lead count and improved thermal and electrical performance similar to PBGAs, a combination that enhances board level performance. LPCCs can be manufactured using conventional tooling, and therefore do not require large scale capital expenditures.

TAPP.    Our Thin Array Plastic Packaging technology will provide metallic contacts to the circuit board that will allow high density circuitry in a small footprint package. This technology will allow semiconductors to operate at higher frequencies with greater thermal management in smaller and thinner packages.

MSP Technology.    We have developed advanced Multi System in a Package Technology. This technology will incorporate both active and passive components of a circuit into a single package. This capability will allow designers to conserve board space as well as to improve the performance of critical circuitry. Each application is typically customer specific. This approach will utilize various assembly technologies to optimize both size, density and performance according to customer requirements.

EDQUAD.    Our patented EDQUAD technology for leaded products offers the highest thermal and electrical performance in conventional leaded plastic packages. This group of packages is designed specifically for high performance applications where large semiconductor die with a low to medium high number of I/O’s are required to be packaged in standard plastic leaded packages.

The table below sets forth information regarding our advanced leaded packages (1):

Package Format	Number of Leads(2)	Description	Applications
Enhanced Dissipation Quad Flat Pack EDQUAD—QFP	32-240	Advanced leaded product with significantly better thermal and electrical performance than conventional plastic packages	Microcontrollers, advanced logic and networking systems, advanced testing equipment

EDQUAD Shrink Small Outline
Package—EDQUAD—SSOP	16-28	Thermal enhancement of SSOP packages designed for portable products which require reduced size and weight	Microcontrollers, advanced logic and networking systems, advanced testing equipment

SLUG—QFP	32-240	Thermally enhanced QFP with a copper slug attached to the back of the chip paddle	Microcontrollers, advanced logic and networking systems, advanced testing equipment

Integrated Thermally Enhanced
QFP—INT-TEP-QFP	128-208	Thermally enhanced QFP with an aluminum flag attached to the back of the chip paddle	Microcontrollers, advanced logic and networking systems, advanced testing equipment

Leadless Plastic Chip Carrier
Package-LPCC	8-196	Enhanced thermal and electrical performance leaded product with leads that are flush with surface	Mobile communications, analog to digital interfaces

MSP Technology	100-1,000	Multi-chip and passive components using advanced assembly technology in a simple package	Processors, networking, and automotive

Thin Array Plastic Packaging-
TAPP	20-256	Package technology utilizing metal contacts in place of leads that will provide enhanced electrical and thermal performance	Micro controllers networking systems, mobile communications

(1)	The full names and explanations of these packages and applications are set forth in the “Glossary of Semiconductor Terms”.
(2)	Indicates the number of input/output connections between the semiconductor package and the printed circuit board.

Laminate Packages

Laminate packages are characterized by a semiconductor chip mounted on an organic, often plastic resin, substrate. After the electrical bonding pads on the semiconductor chip have been wire bonded to the corresponding electrical leads on or within the substrate, the upper surface of the substrate, including the semiconductor chip, is encapsulated in a protective package. Laminate package technology is used in high performance (i.e. advanced packaging) applications, including hand held consumer products, enterprise networks, digital video disk players, home video game machines, wireless products, personal digital assistants and video cameras, computing platforms and high speed telecommunications switching stations and routers and consumer electronic products.

Plastic BGA or PBGA is a popular laminate package technology which was first developed to accommodate the increasingly high lead counts required for advanced semiconductors and to provide an increased circuit density per unit area. In a PBGA package, the semiconductor chip is placed on top of a laminate (plastic or tape) substrate rather than a metallic leadframe. The chip is connected to the circuitry in the substrate by a series of fine gold wires that are bonded to the top of the substrate near its edges. On the bottom of the substrate is a grid of solder balls that connect the packaged device to a printed circuit board.

PBGA packages generally provide semiconductor manufacturers numerous benefits over the so called leaded packages, including:

•	smaller package size;

•	more leads per unit area and higher circuit density;

•	high reliability;

•	reduced likelihood of damage during handling;

•	enhanced electrical and thermal performance; and

•	ease of attachment to a printed circuit board.

As with leaded packages, laminate packages can be categorized into standard and advanced packages.

Standard PBGA Packages.    Standard PBGA packages have a grid array of balls on the underside of the integrated circuit, and are utilized in high-performance applications such as personal computer chipsets, graphics controllers and microprocessors. This package technology can be encapsulated either utilizing a transfer molded process or by utilizing a dispensed epoxy process.

The following table sets forth information regarding our standard PBGA packages (1):

Package Format	Number of Leads(2)	Description	applications
Plastic Ball Grid Array—PBGA	225-672	Standard laminate package	Personal computer chipsets, graphics controllers and microprocessors

(1)	The full names and explanations of these packages and applications are set forth in the “Glossary of Semiconductor Terms”.
(2)	Indicates the number of input/output connections between the semiconductor package and the printed circuit board.

Advanced Laminate Packages.    We specialize in developing and assembling leading edge laminate packages. We currently offer our customers a variety of advanced packages and continually design additional packages and next generation of advanced laminate packages. The primary differences between standard and advanced laminate packages are their electrical and thermal performance levels.

TBGA.    Our patented Tape BGA packages offer superior thermal management and enhanced electrical performance in a laminate type configuration. It also allows for higher routing density than our other standard laminate packages. These packages are designed for use in complex semiconductor products such as high speed test systems, wireless communications systems and networking systems.

Two Layer TBGA.    We have developed two layer TBGA, which is a two level tape process that improves electrical performance. This further enhances the TBGA to allow it to operate at even higher frequencies. This product is designed for use in complex, high speed applications, such as internet routers.

Closed Loop TBGA.    We have developed and currently produce CLTBGA, a cost effective high performance alternative to two layer TBGA, consistent with our effort to diversify our product applications.

Chip Scale Family.    The chip scale family includes packages which are slightly larger than a semiconductor chip and have a substrate base. Chip scale packages are designed for high pin count semiconductors that require dense ball arrays in very small package sizes, such as wireless telephones, personal digital assistants, video cameras, digital cameras and wireless pagers. Within the chip scale family of packages, we currently offer fpBGA and are developing a variation of our fxBGA. This package technology represents a new, flexible BGA package introduced in fiscal year 2002. Our fxBGA packages are thinner, have higher circuit density and improved electrical and thermal performance.

Flip Chip Packages.    Like PBGA, flip chip packages use balls to connect to the printed circuit board. Within the flip chip package, however, the chip is connected to these balls by the use of an array of solder bumps on the bottom of the chip as opposed to the traditional method used in PBGA of wire bonding the chip to the balls. This method of attachment further improves thermal and electrical performance of the chip and enables a higher density of interconnections which facilitates smaller packages. Flip chip technology can be used in a wide array of applications ranging from consumer products to highly sophisticated application specific integrated circuits, digital signal processors, and memory packages. Flip chip technology is considered by many in the semiconductor industry to be the next generation of PBGA packaging technology. We introduced our flip chip packages to our customers during fiscal year 2002.

The following table sets forth information regarding our advanced laminate packages (1):

Package Format	Number of Leads(2)	Description	Applications
Tape BGA—TBGA	208-800	High performance thermal and electrical BGA package	High speed test systems, wireless communication systems and networking systems, set top boxes

Two Layer TBGA	256-800	Two layer tape process that improves electrical performance	Complex, high speed applications such as internet routers

Fine Pitch BGA—fpBGA	36-672	A BGA in the chip scale family mounted on tape substrate that has a solder ball pitch of less than 1.0 mm	Wireless telephones, personal digital assistants, video cameras, digital cameras and wireless pagers

Flexible BGA—fxBGA	36-600	A new and flexible advanced BGA in the chip scale family package that is thinner, has a higher circuit density and improved electrical and thermal performance	Wireless telephones, personal digital assistants, video cameras, digital cameras and wireless pagers

Flip Chip	600+	Semiconductor chip that uses the latest interconnect technology and improves density, electrical and thermal performance	High end wireless telephones and personal digital assistants, networking systems and set top boxes

(1)	The full names and explanations of these packages and applications are set forth in the “Glossary of Semiconductor Terms”.
(2)	Indicates the number of input/output connections between the semiconductor package and the printed circuit board.

Testing Services

We provide testing services for digital logic, analog and mixed signal products. Testing is the final stage in semiconductor production and involves using sophisticated test equipment and programs to electronically test different operating specifications of the semiconductor, including electrical functionality, and conformance to voltage, current and timing parameters. We are able to test semiconductor chips upon initial delivery from the foundry as well as when they are packaged and ready for integration into the end-product. We have engineers and testing personnel located globally who work closely with customers at their facilities to develop testing programs and provide testing services.

Digital Testing.    We test a variety of digital semiconductors, including high performance semiconductors used in personal computers, disk divers, modems and networking systems. Specific digital semiconductors tested include digital signal processors, field programmable gate arrays, microcontrollers, central processing units and application specific integrates circuits.

Mixed-Signal Testing.    We specialize in mixed-signal testing, which we began providing in 1993. We test a variety of mixed-signal semiconductors, including those used in communications applications such as network routers and switches; broadband products such as internet and set-top boxes; mobile telecommunications products such as cellular phones and wireless networks and consumer electronics products such as personal digital assistants and video games. Mixed-signal testing involves testing both analog and digital functions on a single chip. Mixed-signal semiconductors require a large number of parameters to be tested and a more precise level of measurement of the analog functions. This in turn requires specialized testing equipment and a high degree of engineering capability.

Design Services

We have a dedicated team of engineers in Hong Kong and the United States to provide design services as well as thermal electrical computer simulation and measurement services. These services will help ensure that our customers’ packaged semiconductor devices will operate at their optimal performance levels. When the selection of a package is critical to the overall development of a semiconductor device, our design engineers will work with our customers to select, design, model and develop the optimum package for that specific device.

Marketing, Sales, Distribution and Customer Support

We sell our packaging and test services to our customers and support them through a network of international offices. To better serve our customers, our offices are located near our largest customers or near a concentration of several of our customers. Our offices and representatives are located in the United States (California, Texas, Massachusetts), Hong Kong, South Korea, Singapore and Germany. We offer global drop shipment services, whereby we deliver assembled and tested semiconductors to destinations in any part of the world as instructed by our customers, including to their end-customers.

We dedicate account managers and support sales staff, application engineers and customer service representatives to work as teams in servicing customers and developing new business. Each of these teams focuses on specific customers and/or geographic regions. As part of this emphasis on developing business, these teams:

•	jointly work with customers on design and technology advancement;

•	develop and implement focused strategies for broadening our customer base; and

•	proactively address customer and business technology requirements.

Our marketing efforts focus on creating a brand awareness and familiarity with ASAT and our advanced packaging and testing services as well as technologies such as LPCC and TAPP, which offer customer diversification opportunities for ASAT. We emphasize our position as a leader in fpBGA and advanced leaded packaging and mixed-signal testing and our focused strategy of providing our customers comprehensive solutions to their technological requirements. We focus our marketing efforts on publishing research articles in trade journals and periodicals, holding technical seminars for advanced packaging engineers and making technical presentations to our customers’ end customers.

Customers

We provide semiconductor assembly and testing services to over 110 customers worldwide. We design, assemble and test semiconductor packages for end-applications in a variety of industries. During the fiscal year ended April 30, 2003, approximately 63% of our total net sales was from assembling and testing semiconductors for communications semiconductors, less than 5% from semiconductors for personal computer applications and the remainder from semiconductors for consumer products and automotive and industrial applications. The table below sets forth information regarding a number of our customers that are important to our business in terms of sales volume, strategic relationships, advanced technology demand or potential growth:

Industry	Customers	Applications(1)
Wireless Communication	Analog Devices, Inc., Infineon Technologies Corporation, STMicroelectronics N.V.	Cellular phones for Alcatel, Bosch, Ericsson, Motorola, Nokia, Siemens and Sony; Global Positioning System products

Networking/Broadband Communication	Altera Corporation, Broadcom Corporation, Conexant Systems, Inc., CommQuest Technologies (IBM), Vitesse Semiconductor Corporation	Cable modems; ethernet; high speed networking applications; digital communication applications; internet set-top boxes; network servers and routers; optical network systems

Consumer Multimedia	Analog Devices, Inc., Intersil Corporation, Philips Electronics N.V., SigmaTel Incorporated, Texas Instruments Inc., VLSI Technology, Inc.	Camcorders; CD and DVD players; digital cameras; fingerprint recognition systems; home audio and video entertainment; mobile communications interface; personal digital assistants; professional audio applications; set-top boxes for direct satellite broadcast; video capture applications

Automotive/Industrial	Fairchild Semiconductor, Intersil Corporation, Infineon Technologies AG, STMicroelectronics N.V., Temic Semiconductors (Atmel)	Automotive entertainment; instrumentation; and power systems and power management

Computer Systems and Peripherals	Adaptec, Inc., National Semiconductor Corporation, Lucent Technologies, Inc., VLSI Technology, Inc.	CD-recordable products; co-processors; central processing units; high speed interfaces; power management systems; printers; system controllers

(1)	An explanation of these applications is set forth in the “Glossary of Semiconductor Terms”.

Many of our customers are leading telecommunications and networking product manufacturers, whose products require sophisticated semiconductor capabilities. Our success in becoming a leading provider of advanced fpBGA and other advanced packaging technologies is due in significant part to our strong relationships with these customers and our dedication to working closely with them to develop innovative solutions for their increasingly complex semiconductor performance requirements.

Operations

We believe that total quality management is a key element of our semiconductor assembly operations. Our 250,000 square foot assembly facility in Hong Kong is ISO 9001, ISO 9002, QS-9000 and SAC level 1 certified. We also have a 131,000 square foot building that serves as our test center. This site is also fully ISO 9001, ISO 9002, QS-9000 and SAC level 1 certified. ISO 9001 and ISO 9002 are worldwide manufacturing quality certification programs regarding product design and industrial quality that are administered by an independent standards organization. QS 9000 is a manufacturing quality certification program administered by an independent standards organization that is used primarily by United States automotive manufacturers. SAC level 1 is a worldwide manufacturing quality certification program administered by the Subcontractor Assembly Council for which assemblers must be sponsored by a major customer. We have also received the Hong Kong Governor’s Award for Quality Achievement and an ISO 14001 certification for environmental control.

As a part of our overall strategy to remain competitive, we intend to move a substantial portion of our assembly and testing facilities to Dongguan, China to take advantage of the relatively inexpensive labor costs, talented labor pool and state-of-the-art factory facilities. To that end, we have entered into a lease agreement in fiscal year 2003, pursuant to which, Dongguan Changan County Changshi Development Company, or Changshi had agreed to construct a factory facility according to design drawings provided by us and to lease the facility to us upon completion of the construction of the facility for a term of 15 years. We have agreed to pay monthly rental payments of HK$1.4 million ($180 thousand) for the first six years of the rental term, HK$350,000 ($45 thousand) from seventh to eleventh years and HK$385,000 ($49 thousand) for twelfth to fifteenth years. We have an option and a right of first refusal to purchase the facility and the land-use right of the land on which the facility is located at prices fixed in a predetermined schedule starting from October 2004 to October 2009. Additionally, we have agreed to pay Changshi a monthly management service fee of HK$506,000 ($65 thousand) which amount includes a land use rights fee, foreign exchange remittance fees and certain administrative and management charges. It is expected that the facility will be operational in late calendar year 2003.

Suppliers

The principal materials used in our assembly process are rigid and flexible substrates, leadframes, gold wire and plastic molding compounds. We work closely with our primary materials suppliers to ensure that materials are available and delivered on time. In the ordinary course of business, we purchase a significant of our leadframe requirements from QPL. We purchase our substrate requirements from several suppliers in Japan, Korea and Hong Kong. We purchase our wire bonders from major international manufacturers, including Kulicke & Soffa Industries and ESEC and our testing equipment from Teradyne Inc., Credence Systems Corporation and LTX Corporation. Other than our arrangement with QPL for lead frames, we have no significant supply contracts or arrangements with any supplier of materials. See Item 3 “Key Information—Risk Factors—Inadequate supplies of key materials such as ball array substrates, lead frames and gold wires could adversely affect our semiconductor assembly operations”.

We periodically purchase equipment through several suppliers to meet our assembly and testing requirements. We work closely with major suppliers to ensure that equipment is delivered on time and that the equipment meets our stringent performance specifications.

Competition

There are greater than 40 companies worldwide providing independent semiconductor assembly and testing services. We believe our primary competitors are Advanced Semiconductor Engineering, Inc., Amkor Technology, Inc., ChipPac, Inc., Carsem Semiconductor Sdn. Bhd. (a division of the Hong Leong Group), Siliconware Precision Industries Co., Ltd. and ST Assembly Test Services Ltd. We also compete with the internal assembly and testing resources of many of our largest customers, such as Infineon AG and National Semiconductor Corporation. We compete indirectly with other semiconductor assemblers, many of whom only focus on specific geographic regions or do not provide advanced packaging.

We believe the principal elements of competition in the overall independent semiconductor assembly market include technical competence, sophistication of design services, quality, time-to-market, array of assembly services, production yields, customer service and price. In the area of test services, we compete on the basis of quality, cycle time pricing, location, available capacity, engineering capability, technical competence, customer service and flexibility. We believe that competition in the advanced BGA, advanced leaded packaging and testing industries centers primarily on service, technology and expertise.

Our customers typically rely on at least two independent assembly and test providers. Semiconductor assembly and test providers must pass a lengthy and rigorous qualification process that typically can take from three to six months. In addition, customers incur substantial costs in qualifying each new semiconductor assembler. Due to these factors and the heightened time-to-market demands of semiconductor end-users, semiconductor manufacturers incur significant costs in switching assembly and test providers and thus are often reluctant to change or add their providers.

Each of our primary competitors has significant assembly and testing capacity, financial resources, research and development operations, marketing and other capabilities, and has been operating for some time. These companies have also established relationships with many large semiconductor companies which are our current or potential customers.

Backlog

Because of the fast-changing technology and functionality of semiconductor chip design, customers requiring semiconductor assembly and testing services generally do not place purchase orders far in advance. However, we engage in discussion with customers starting as early as six months in advance of the placement of purchase orders regarding such customers’ expected assembly and testing requirements. In addition, our customers generally agree to purchase from us any unused materials that we purchase to meet their forecasted demand. While we have long term sales arrangements with a number of customers, our customers generally may cancel or reschedule orders without significant penalty. Accordingly, our backlog as of any particular date may not be indicative of our future sales.

Intellectual Property

We have obtained or applied for patents in the United States and certain international jurisdictions relating to a number of our advanced semiconductor package designs and assembly manufacturing processes. Our primary trademark is “ASAT” and the ASAT logo and that trademark is registered in the United States and in several international locations where we principally do business.

We believe that our ability to succeed depends in large part on the technological skills of our engineering and manufacturing employees and in their ability to continue to innovate. While we will continue to file patent applications when appropriate to protect our proprietary technologies, we will also encourage our employees to continue to invent and innovate so as to maintain our competitiveness in the international marketplace.

The semiconductor industry is characterized by frequent claims regarding patent infringement. If a third party were to bring a valid legal claim against us for patent infringement, we could be required to:

•	discontinue the use of any of our processes considered infringing;

•	cease the manufacture, use, import and sale of infringing products;

•	pay royalties and/or substantial damages;

•	develop non-infringing technologies; or

•	acquire licenses to the technology that we had allegedly infringed.

We may also need to enforce our patents and other intellectual property rights against infringements by third parties. If we were called upon to defend against a claim of patent infringement, or were we compelled to litigate to assert our intellectual property rights, we could incur substantial legal and court costs and be required to consume substantial management time and engineering resources in the process.

ORGANIZATIONAL STRUCTURE

ASAT has the following principal direct or indirect wholly-owned subsidiaries as of April 30, 2003.

Name	Place of Incorporation	Percentage of Ownership	Principal Activities
ASAT Limited	Hong Kong	100%	Assembly and testing services for packaged integrated circuits
Timerson Limited	Hong Kong	100%	Property investment holding and services
ASAT, Inc.	California, United States	100%	Sales, marketing and provision of customer services
ASAT (Finance) LLC	Delaware, United States	100%	Provision of financial services
ASAT (Cayman) Limited	Cayman Islands	100%	Investment holding
ASAT (S) Pte. Ltd.	Singapore	100%	Provision of customer services
ASAT Korea Limited	Korea	100%	Provision of customer services
ASAT GmbH	Germany	100%	Provision of customer services

PROPERTY, PLANT AND EQUIPMENT

Our headquarters, administrative offices and assembly operations are located in a 250,000 square foot facility in Tsuen Wan district of Hong Kong. In this facility, we currently own 417 wire bonders. We have an additional 131,000 square foot testing facility in Hong Kong that is close to our assembly facility. In this testing facility we currently operate 32 testers. In addition, we have an option to rent an additional 100,000 square feet in our current Hong Kong buildings. We lease our current Hong Kong 250,000 square foot facility from QPL under a lease with a five year term expiring on September 2004 and have an option to renew for an additional five years. We own the 131,000 square foot testing facility, which is comprised of several floors of a multistory building with remaining floors owned by several other owners.

We have entered into a lease for a term of 15 years a factory facility in Dongguan, China, which is being constructed by our business partner in China. It is expected that testing and packaging services will be conducted at this facility for our customers beginning in late calendar year 2003. This factory facility covers approximately a total of 180,000 square foot of office, storage, utilities and manufacturing space and has an adjacent six story 63,000 square foot dormitory for housing factory workers both of which buildings are being constructed on a gated 525,000 square foot lot, in a recently developed industrial park.

LEGAL PROCEEDINGS

On April 9, 2003, ASAT Holdings Limited and ASAT Inc. as co-plaintiffs initiated a lawsuit against Motorola, Inc. (“Motorola”) in the United States District Court for the Northern District of California by filing a complaint for Declaratory Judgment in a contract dispute. This litigation arises out of the interpretation of certain defined terms in a patent cross license agreement entered into between Motorola and QPL International Holdings Limited (“QPL”)on October 1, 1993 (the “Immunity Agreement”). The dispute relates to the understanding of the parties regarding the scope and range of royalty bearing assembled products covered in the Immunity Agreement. On April 10, 2003, Motorola filed an essentially identical complaint naming ASAT Holdings Limited and QPL

International Holdings Limited as co-defendants in the United States District Court for the Northern District of Illinois. In its lawsuit in the Northern District of Illinois, Motorola is alleging that ASAT and QPL owe approximately $8,000,000 in back due royalties and that Motorola is entitled to receive additional interest at the rate of 1% per month on the alleged unpaid royalties. The Company denies the allegations that it owes Motorola additional royalties in any amount beyond those already paid under the Immunity Agreement. The Company intends to vigorously pursue the litigation in the Northern District of California and to vigorously defend against and seeks to have the litigation stayed in the Northern District of Illinois. On June 17, 2003, an oral hearing was held before the Magistrate Judge in the Northern District of California regarding Motorola’s motion to dismiss the litigation in California or, in the alternative, to stay the proceedings in California pending the outcome of the litigation in Illinois. In an Order dated July 3, 2003, the Magistrate Judge denied both of Motorola’s motions. Shortly thereafter, the parties agreed to participate in a court mandated “early neutral evaluation” of the dispute by an impartial mediator assigned by the court for that purpose.

Environmental Matters

Semiconductor assembly and testing services produce a small amount of chemical waste. Since our assembly facility is located in Hong Kong, disposal and storage of chemical waste from our assembly and testing services are subject to Hong Kong laws and government regulations which impose various controls on the generation, storage, handling, discharge, treatment, transportation and disposal of chemicals. For instance, a manufacturing facility is required under Hong Kong law to obtain a license from the government before it can dispose of chemical waste.

Historically, we have shared chemical waste treatment and disposal facilities with QPL, whose leadframe manufacturing operations were located in the same building as our assembly operations. In the past, QPL has obtained the required license from the Hong Kong government to operate its waste treatment facility pursuant to which it disposes of chemical waste generated by our facility in Hong Kong. The license must be renewed annually and, although the QPL manufacturing operations have been removed from the building, QPL has agreed to maintain the facility waste disposal license. Following QPL’s departure from the shared facility, ASAT has agreed to pay the costs associated with our use of the collection and treatment facilities. We do not expect to incur significant costs relating to our waste disposal under this arrangement. See Item 3 “Risk Factors—Environmental, health and safety laws could impose material liability on us and could require us to incur material capital and operational costs. Any new regulatory developments are beyond our control, and our financial condition may be negatively affected if we are required to incur significant costs of compliance”.

We do not anticipate making material environmental capital expenditures in connection with our current operations or the construction of the new facility in Dongguan, China. However, we cannot predict whether future environmental, health and safety laws in either Hong Kong or China will require additional capital equipment or impose other process requirements upon us, curtail our operations, or restrict our ability to expand our operations. We could be subject to material liabilities if the government adopts new environmental, health and safety laws, we fail to comply with new or existing laws, or other issues relating to hazardous substances arise.

ITEM 5.     OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis in conjunction with the selected consolidated financial data, the consolidated financial statements, and the accompanying notes, and other financial information about ASAT which appear elsewhere in this Annual Report. The following discussion includes various forward-looking statements that involve risks and uncertainties. See “Forward-looking Statements” for special information regarding our forward-looking statements.

CRITICAL ACCOUNTING POLICIES

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to allowance for doubtful accounts, revenues, inventories, asset impairments, income taxes, commitments and contingencies. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results may differ from these estimates under different assumptions or conditions. A summary of our significant accounting policies used in the preparation of consolidated financial statements appears in Note 2 of the notes to the consolidated financial statements.

We believe the following critical accounting policies relate to those policies that are most important to the presentation of our financial statements and require the most difficult, subjective and complex judgments.

Revenue Recognition and Risk of Loss.    The Company does not take ownership of customer-supplied semiconductor wafers or die. Title and risk of loss remains with the customers for these materials at all times. Accordingly, the cost of the customer-supplied materials is not included in the consolidated financial statements. The Company recognizes revenue net of discounts from packaging semiconductors and performing test services directly to customers, when persuasive evidence of an arrangement exists, the price is fixed or determinable, delivery has occurred and services rendered, and collectibility is reasonably assured. Shipping and handling costs associated with product sales are included in cost of sales. Such policies are consistent with provisions in the Securities and Exchange Commission’s Staff Accounting Bulletin No. 101, “Revenue Recognition in Financial Statements.”

Inventory Valuation.    Inventories consist of raw materials and work-in-progress and are stated at the lower of cost or market value. Cost of raw materials include purchase and related costs incurred in bringing the products to their present location and condition. Cost is determined by the first-in, first-out method. Cost of work-in-progress includes costs of direct materials.

The Company reserves for excess and obsolete inventory based on forecasted demand that the Company receives from its customers. When it is determined that made the inventory will not be either utilized in production based on customers’ forecast or recoverable from the customers, the material is written-off accordingly.

Impairment of Long-Lived Assets.    We routinely consider whether indicators of impairment of long-lived assets are present in accordance with Statements of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. For this purpose, assets are grouped at the lowest level for which separate cash flow information is available. For long-lived assets to be held and used, we determine whether the estimated undiscounted cash flows attributable to the assets in question are less than their carrying values. If such indicators are present, we recognize an impairment loss based on the excess of the carrying amount of the assets over their respective fair values. Fair value is determined by discounted future cash flows, appraisals or other methods. If the assets determined to be impaired are to be held and used, we recognize an impairment charge to the extent the fair value attributable to the asset is less than the asset’s carrying value. The fair value of the asset then becomes the asset’s new carrying value, which we depreciate over the remaining estimated useful life of the asset. During fiscal year 2003, we conducted evaluations of our long-lived assets and have recognized a total $81.8 million non-cash impairment charges to reduce the net book value of property, plant and equipment to its fair value. We may incur impairment losses in future periods if factors influencing our estimates change or if our expectations for future revenues and the ability to utilize our assets change.

In addition, we evaluate our asset utilization and consider whether certain long-lived assets should be either written off or held for disposal. These assets classified as held for disposal are separately presented and are measured at the lower of their depreciated cost or fair value less costs to sell. A loss is recognized for any initial or subsequent write-down to fair value less costs to sell. A gain is recognized for any subsequent increase in fair value less costs to sell, but not in excess of the cumulative loss previously recognized. A gain or loss not previously recognized that results from the sale of a long-lived asset is to be recognized at the date of sale.

Deferred Income Taxes.    We record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized. We have considered future taxable income and prudent and feasible tax planning strategies in determining the need for a valuation allowance. In the event that we determine that we would not be able to realize all or part of our net deferred tax assets, an adjustment to the deferred tax assets would be charged to earnings in the period such determination is made. Likewise, if we later determine that it is more likely than not the net deferred tax assets would be realized, then the previously provided valuation allowance would be reversed.

New Accounting Standards

In April 2002, the FASB issued Statement of Financial Accounting Standards No. 145 (SFAS No. 145), “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections”. This Statement made revisions to the accounting for gains and losses from the extinguishments of debts, rescinded Statement No. 44, and required certain lease modifications that have economic effects similar to sale and leaseback transactions be accounted for in the same manner as sales-leaseback transactions. The provisions of this Statement related to the rescission of Statement 4 shall be applied in fiscal year 2004. The Company does not believe the adoption to have any significant impact to our consolidated financial statements. The adoption of all other provisions of this Statement in fiscal year 2003 did not have any material impact to our consolidated financial statements.

In June 2002, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (SFAS No. 146). SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and supercedes Emerging Issues Task Force Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” The standard requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. This standard is effective for exit or disposal activities that are initiated after December 31, 2002. Adopting of SFAS No. 146 did not have a material impact on the Company’s accounting for restructuring actions initiated after December 31, 2002. However, the provisions of SFAS No. 146 may affect the timing and amount of future exit or disposal activities.

In December 2002, the FASB issued Statement of Financial Accounting Standards No. 148 (SFAS No. 148), “Accounting for Stock-Based Compensation – Transition and Disclosure – an amendment of FASB Statement No. 123.” This Statement amends SFAS No. 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. It also amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The disclosure requirements apply to all companies, including those that continue to recognize stock-based compensation under APB 25. The transition and annual disclosure provisions of this standard are effective for fiscal years ending after December 31, 2002. The Company applied the disclosure provisions of SFAS No. 148 in its annual financial statements for fiscal year 2003 and will apply these provisions to future interim periods.

In April 2003, the FASB issued Statement of Accounting Standards No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities. The Company does not expect adoption to have a material impact on its financial position or result of operations.

In May 2003, the FASB issued Statement of Accounting Standards No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” This Statement establishes standards for how an issuer classifies and measures in its statement of financial position certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as liability (or an asset in some circumstances) because that financial instrument embodies an obligation of the issuer. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Company believes that the adoption of SFAS No. 150 does not have any significant impact our consolidated financial statements.

In November 2002, the FASB issued FASB Interpretation (“FIN”) No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” The initial recognition and measurement provisions FIN No. 45 apply on a prospective basis to guarantee issued or modified after December 31, 2002. As required, we have adopted the disclosure requirements of this interpretation as of April 30, 2003. We will apply the initial recognition and measurement provisions on a prospective basis effective May 1, 2003. This interpretation modifies existing disclosure requirements for most guarantees and requires that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value of the obligation it assumes under that guarantee. We are in the process of evaluating the recognition and measurement provisions of the Interpretation and absent any unforeseen events, we do not expect that the adoption of these provisions will have a significant impact on our financial condition, liquidity or results of operations.

In January 2003, the FASB issued FIN No. 46, “Consolidation of Variable Interest Entities.” The primary objective of FIN No. 46 is to provide guidance on the identification of, and financial reporting for, entities over which control is achieved through means other than voting rights; such entities are known as variable interest entities. FIN No. 46 requires variable interest entities to be consolidated by the primary beneficiary of the variable interest entities and expands disclosure requirements for both variable interest entities that are consolidated as well as those within which an enterprise holds a significant variable interest. FIN No. 46 is effective immediately for all variable interest entities created after January 31, 2003, an is effective no later than the beginning of the first interim or annual reporting period beginning after June 15, 2003 for all variable interest entities created prior to February 1, 2003. As of April 30, 2003, the Company had no investments in variable interest entities.

OPERATING RESULTS

Operating Environment and Overview

We are one of the world’s largest independent providers of semiconductor assembly and testing services. We offer a broad selection of semiconductor packages, including standard and advanced leaded packages, standard laminate packages, advanced laminate packages and a variety of chipscale and near chipscales packages. We also provide semiconductor testing services, particularly for mixed-signal semiconductors which perform both analog and digital functions.

Industry Demand.    Our business is substantially affected by market conditions in the semiconductor industry. The semiconductor industry is highly cyclical. The industry experienced sustained growth during the first half of the 1990s as global demand for semiconductors expanded at an accelerated pace due to the increasing pervasiveness of semiconductor applications and increased demand for semiconductors with greater functionality, increased speed and smaller size.

In 1996 and 1998, the industry experienced downturns characterized by reduced product demand, production over-capacity, increased competition and lower pricing. Through the first half of fiscal year 2001, the industry experienced strong growth which allowed us to improve our production levels, revenue, gross margins and operating margins above our historical levels. Later in fiscal year 2001, the industry began the current downturn. We experienced an industry wide slowdown in demand in our end-user markets, primarily in the communications sector, which had historically accounted for approximately 80% of our sales. As a result, assembly utilization declined from historical levels of 80% or more to as low as 20% to 25% during fiscal year 2002 before recovering somewhat to approximately 50% to 55% in fiscal year 2003.

Starting in the beginning of fiscal year 2003, the Company implemented a three part strategy, designed to increase sales and reduce costs while improving customer service. The three aspects of this strategy are (1) to reduce dependency on the communication end markets by diversifying into other markets, including consumer electronics, PC/peripheral, and industrial and automotive sectors; (2) to focus on high-end and advanced packaging solutions and introduce new technologies to increase sales, and (3) to implement continued cost reductions. These strategies are being executed via the Company’s “Peak Performance Initiatives” program which is designed to lower customers’ cost and risk while improving profitability. Our new technology introductions as well as Peak Performance Initiatives program have enabled us to re-engage former customers and increase sales.

Technology Migration.    The semiconductor industry is subject to technology migration as increasingly complex semiconductor applications with higher performance requirements and greater functionality are developed. Typically, the newest semiconductor applications with the highest performance initially demand the highest price. Pricing and margins on these products generally decline as they are replaced by newer products with enhanced performance characteristics. Accordingly, the semiconductor industry (including the packaging industry) must continually develop products with greater functionality and performance.

In fiscal year 2003, as a result of our strategy focusing on consumer base and other sectors, our sales of advanced leaded and laminate packages increased as a percentage of assembly sales. The following table illustrates the sales by packages as percentage of total net sales in both fiscal years 2002 and 2003; it also shows a decrease in standard leaded sales as a percentage of total net sales in fiscal year 2003. Testing sales increased significantly in fiscal year 2003.

	Fiscal Year Ended April 30,
	1999	2000	2001	2002	2003
Standard leaded packages	37.2%	31.5%	21.6%	29.6%	24.9%
Advanced leaded packages	22.0	24.1	26.7	25.2	22.8
Standard laminate packages	14.0	6.3	2.1	14.1	27.7
Advanced laminate packages	14.2	29.2	44.3	26.4	14.9
Testing	11.9	8.9	5.0	4.7	9.7
Other	0.7	—	0.3	—	—

Total	100.0%	100.0%	100.0%	100.0%	100.0%

Pricing and Revenue Recognition.    Our pricing is significantly influenced by general demand in the semiconductor industry and by the sophistication of our packaging and testing services. Other factors affecting pricing include the order size, strength and history of our relationship with the customer and our capacity utilization. Revenues are recognized net of discounts from packaged semiconductors sold directly to customers when persuasive evidence of an arrangement exists, the price is fixed or determinable, delivery has occurred and services rendered, and collectibility is reasonably assured.

Cost of Sales and Gross Profit.    The most significant components of cost of goods sold are raw materials, fixed manufacturing costs, labor and depreciation. Industry trends significantly affect the price of our services. They also affect our raw material costs, which account for a majority of our cost of sales.

Gross Margins.    Most advanced laminate and advanced leaded packages tend to have higher margins than standard leaded packages due to the complexity and time sensitivity of end-products requiring advanced assembly. Testing, particularly mixed-signal testing, enjoys an even greater gross margin. Manufacturers of end-products that require advanced semiconductor assembly and testing typically utilize leading edge technology and compete primarily on the basis of speed to market and added features.

During the fourth quarter of fiscal year ended April 30, 2000, we revised the estimated useful lives for new production and test equipment to five years from the previous policy of six to twelve years. This was determined based upon the rapid rate of advancements in technologies used in new production and test equipment available on the market.

Impairment of Property, Plant and Equipment.    The Company routinely consider whether indicators of impairment of long-lived assets are present. In fiscal year 2003, the management re-examined the Company’s business strategy to reflect the growing market demand for finer pitch technologies and to focus on high-end and advanced packaging solution. During fiscal year 2003, we conducted evaluations of our long-lived assets and have recognized a total $81.8 million non-cash impairment charges to reduce the net book value of the property, plant and equipment to its fair value.

Reorganization.    Due to the decline in demand in the end markets of the communications and computer sectors, many of our customers have initiated cost reduction programs. In response, we initiated a reorganization program, which included reductions in material costs, manufacturing labor and overhead, and administrative costs. We may seek to make further reductions in manufacturing labor and overhead costs absent improvement in the current market environment and end market demand. For the fiscal year ended April 30, 2002 and 2003, we incurred $2.3 million and $713 thousand respectively in reorganization charges in relation to our workforce reduction.

Research and Development.    Because our new packaging technologies usually involve extensions and evolutions of existing technologies, we have been able in recent years to develop new products without significantly increasing our research and development expenditures. Our focus on working closely in the package design process with customers to develop tailor-made laminate and advanced leaded packages enables us to use our research and development resources efficiently. During our last three fiscal years, our research and development expenditures ranged between $5.3 million and $6.4 million to develop technologies that would satisfy our customers’ future requirements.

Customers.    For the fiscal year ended April 30, 2003, our largest single customer accounted for approximately 25.1% of net sales, our top ten customers accounted for approximately 77.5% of net sales and each of Altera, Analog Devices and Broadcom accounted for 10% or more of net sales.

Results of Operations

The following table sets forth ASAT’s results of operations as a percentage of net sales during the periods shown:

	Year Ended April 30,
	1999	2000	2001	2002	2003
Net sales	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of Sales	69.1	64.0	71.9	129.4	93.5

Gross profit (loss)	30.9	36.0	28.1	(29.4)	6.5

Operating expenses:
Selling, general and administrative	11.8	8.5	11.1	29.7	16.1
Research and development	2.0	1.5	1.7	6.3	3.5
Reorganization expenses	—	—	0.8	2.3	0.5
Impairment of property, plant and equipment	—	3.9 (1)	—	—	54.5 (1)
Non-recoverable and unutilized architectural costs	—	—	—	4.4 (3)	—
Write-off in relation to ASAT S.A.	—	—	—	23.7 (4)	—

Total operating expenses	13.8	13.9	13.6	66.4	74.6

Income (Loss) from operations	17.1	22.1	14.5	(95.8)	(68.1)
Other income (expense), net	0.5	0.3	1.9	(1.5)	1.1
Interest expense	(3.3)	(6.1)	(5.3)	(13.9)	(9.1)
Recapitalization costs	—	2.2 (2)	—	—	—

Income (Loss) before income taxes	14.3	14.1	11.1	(111.2)	(76.1)
Income tax (expense) benefit	(2.5)	(3.1)	(1.6)	10.7	10.1

Income (Loss) before extraordinary charge	11.8%	11.0%	9.5%	(100.5)%	(66.0)%
Extraordinary charge	—	—	3.9%	—	—

Net income (loss)	11.8%	11.0%	5.6%	(100.5)%	(66.0)%

(1)	Reflects non-cash impairment charges of $12.3 million and $81.8 million for property, plant and equipment in fiscal years 2000 and 2003 respectively.
(2)	Reflects costs incurred in connection with our recapitalization in October 1999.
(3)	Reflects a non-recoverable charge of $4.5 million for previously incurred architectural costs on a land use right disposed in fiscal year 2002.
(4)	Reflects a write-off in relation to ASAT, S.A. in fiscal year 2002. ASAT, S.A.’s financial position and results of operations have not been consolidated into our financial statements since November 2001.

Fiscal Year Ended April 30, 2003 Compared to Fiscal Year Ended April 30, 2002

Net Sales.    Net sales increased by 46.6% to $150.1 million for fiscal year 2003 compared with $102.4 million for fiscal year 2002. Assembly sales increased 38.9% to $135.6 million in fiscal year 2003 compared with $97.6 million in fiscal year 2002. The increase in assembly revenues reflected an increase in sales volume and also due to the improved market condition in assembly sales of legacy products, high thermal performance BGAs and fpBGAs, with particular strength in the wireless, broadband access and consumer market in fiscal year 2003 compared with 2002. Test revenues in fiscal year 2003 increased to $14.5 million compared with $4.8 million in fiscal year 2002. Net sales from advanced laminate and advanced leaded packages represented 41.8% of assembly sales in fiscal year 2003 compared with 54.1% in fiscal year 2002.

Cost of Sales and Gross Profit (Loss).    Our company achieved a gross profit of $9.7 million in fiscal year 2003 compared with a gross loss of $30.1 million in fiscal year 2002. Gross profit margin improved significantly in fiscal year 2003 to a positive 6.5% compared to a negative margin of 29.4% in fiscal year 2002. Overall gross margin increased primarily due to economies of scale from increased unit sales volume and the decrease in direct labor as percentage of sales; decrease in material costs as percentage of sales; decrease in fixed manufacturing costs and decrease in depreciation expenses after the impairment charge taken by certain of the Company’s property, plant and equipment in fiscal year 2003. Tighter cost control was reflected in these results. The total net sales was increased by 46.6% as compared with prior fiscal year. Depreciation expenses as a percentage of total sales were 17.2% lower in fiscal year 2003 than fiscal year 2002, mainly due to the assets impairment mentioned above. Material costs as percentage of sales were reduced by 3.7% in fiscal year 2003. Fixed manufacturing expense decreased by 15.8%. The Company also undertook approximately $4 million non-cash write-off of specific excess inventory for both fiscal years 2003 and 2002. The Company has put in place tighter purchasing and inventory controls in an effort substantially reduce the accumulation of excess inventories in the future.

Reorganization Expense.    In response to the industry downturn, we continued the reorganization program initiated in 2001, which included reductions in material costs, manufacturing labor and overhead, and administrative costs. Headcount was reduced by 116 and 1,046 in the fiscal years 2003 and 2002, respectively. As a result of headcount reductions made in fiscal years of 2003 and 2002, severance charges were recognized in the amount of $713 thousand before tax for fiscal year 2003 and $2.3 million for fiscal year 2002.

Selling, General and Administrative.    Selling, general and administration expenses decreased to $24.2 million in fiscal year 2003 from $30.4 million in fiscal year 2002, a decrease of 20.3%. The decrease was primarily attributable to our cost reduction program as part of the Company’s Peak Performance Initiatives.

Research and Development.    Research and development expenses decreased by 17.7% to $5.3 million in fiscal year 2003 from $6.4 million in fiscal year 2002. A significant portion of these expenditures, including additional staff costs and outside consulting services, was focused on developing additional advanced semiconductor packaging technologies, such as LPCC Moisture Sensitive Level One (“MSL-1”) package and actions, which were introduced to the market in the fiscal year 2003.

Non-recoverable and unutilized architectural costs.    In fiscal year 2002, the Company wrote off $4.5 million non-recoverable and unutilized architectural costs which are associated with the previously construction plan for a factory in Henggang County, Shenzhen, China.

Write-off in relation to ASAT S.A..    In addition to our cost reduction efforts, we took actions to evaluate our French subsidiary, ASAT S.A., as part of our global restructuring program. We elected to discontinue funding for this subsidiary, which we believed was no longer economically viable. ASAT S.A. entered into court administration on November 20, 2001 and has been operated under court protection since that date and is no longer under our operational control. Certain assets and investments in the amount of $24.3 million in ASAT S.A. were written off. Results of ASAT S.A. have not been consolidated into our consolidated financial statements since November 20, 2001.

Impairment of Property, Plant and Equipment.    The Company routinely consider whether indicators of impairment of long-lived assets are present. In fiscal year 2003, the management re-examined the Company’s business strategy to reflect the growing market demand for finer pitch technologies and to focus on high-end and advanced packaging solutions. In line with the new business strategy and the continuous weakness in the semiconductor market and the economy, the Company recognized a total $81.8 million non-cash impairment charges to reduce the net book value of the property, plant and equipment to its fair value.

Other Income (Expense), net.    Other income, net, was $1.7 million in fiscal year 2003 compared with other expense, net, of $1.5 million in fiscal year 2002. Interest income arose from investment of cash generated from operations and unused proceeds from initial public offering. In fiscal year 2002, the Company sold its land use right in Shenzhen back to the government-related company from which the land use right was originally purchased, for a consideration of $3.8 million resulting in a net pre-tax loss of $4.2 million in other expenses.

Interest Expense.    Interest expense decreased to $13.7 million in fiscal year 2003 from $14.2 million in fiscal year 2002. Of the $13.7 million recorded in fiscal year 2003, $12.6 million was attributed to interest on the

12.5% senior notes due November 2006. Additionally, $0.9 million in interest was attributed to amortization of the deferred charges arising upon issuance of the 12.5% senior notes. In fiscal year 2002, interest expense was attributed to $13.3 million interest on the 12.5% senior notes, which were issued in the middle of fiscal year 2000 and $0.9 million for the amortization of the deferred charges.

Income Taxes.    Income tax benefit was $15.2 million in fiscal year 2003. This is compared with income tax benefit for fiscal year 2002 of $11.0 million. The fiscal year 2003 tax benefit represented an effective tax benefit rate of 13.3% compared with a 9.6% effective tax benefit rate in fiscal year 2002. The primary source of the benefit was due to the increase in net operating loss carry-forwards available to offset deferred tax liability. In addition, the increase was also attributable to the reversal of deferred tax liabilities related to the $81.8 million impairment charge taken on property, plant and equipment in fiscal year 2003. The valuation allowances has been increased from $3.9 million in fiscal year 2002 to $8.8 million in fiscal year 2003 due to the uncertainty surrounding the realizability of these benefits in future tax returns.

Fiscal Year Ended April 30, 2002 Compared to Fiscal Year Ended April 30, 2001

Net Sales.    Net sales decreased 69.9% to $102.4 million for fiscal year 2002 compared with $340.2 million for fiscal year 2001. Assembly sales decreased 69.7% to $97.6 million in fiscal year 2002 compared with $322.3 million in fiscal year 2001. The decrease in assembly revenues reflected a decrease in sales volume and general decline in average selling price per unit experienced in fiscal year 2002 compared with 2001. Test revenues in fiscal year 2002 declined to $4.8 million compared with $16.9 million in fiscal year 2001. Net sales from advanced laminate and advanced leaded packages represented 54% of assembly sales in fiscal year 2002 compared with 75% in fiscal year 2001, reflecting our diversification to non-traditional market segments.

Cost of Sales and Gross Profit (Loss).    Our company incurred a gross loss of $30.1 million in fiscal year 2002 compared with a gross profit of $95.8 million in fiscal year 2001. Gross profit margin declined in fiscal year 2002 to a negative 29.4% compared to a positive 28.1% in fiscal year 2001. The major sources accounting for the decrease in gross profit margin were a decrease in net sales by 69.9% compared with the prior fiscal year, and an increase in depreciation expenses. Depreciation expenses as a percentage of total sales were 27.1% higher in fiscal year 2002 than fiscal year 2001 due to a greater investment in fixed assets, much of which was placed in service during fiscal year 2001 and was depreciated for a full year in fiscal year 2002. Although direct manufacturing, labor and overhead expenses were reduced by 47% in fiscal year 2002 compared to fiscal year 2001, this reduction was not sufficient to compensate for the impact of a 69.9% reduction in net sales and greater depreciation expenses. Material costs, declined 60.1% in fiscal year 2002 compared with 2001. In the fourth quarter of fiscal year 2001, we commenced a cost reduction program in response to the industry downturn. See “—Reorganization and Cost Reduction Programs in Fiscal Year 2001” below.

Reorganization Expense and Cost Reduction Programs in Fiscal year 2002.    In response to the industry downturn, we continued the reorganization program initiated in 2001, which included reductions in material costs, manufacturing labor and overhead, and administrative costs. Headcount was reduced by 47% from April 2001 to approximately 1,180 by the end of fiscal year 2002. As a result of headcount reductions made in fiscal year 2002 and 2001, severance charges were recognized in the amount of $2.3 million before tax for fiscal year 2002 and $2.6 million for fiscal year 2001.

Selling, General and Administrative.    Selling, general and administration expenses decreased to $30.4 million in fiscal year 2002 from $37.6 million in fiscal year 2001, a decrease of 19.1%. The decrease was mainly due to the implementation of our cost reduction program, including reductions in headcount and compensation.

Research and Development.    Research and development expenses increased by 6.7% to $6.4 million in fiscal year 2002 from $6.0 million in fiscal year 2001. The increase represented principally additional spending for R&D materials to support the development and enhancements of our products, including LPCC, TAPP, and MSL-1.

Non-recoverable and unutilized architectural costs.    There were costs associated with the construction plan for a factory in Henggang County, Shenzhen, China. During the year ended April 30, 2002, the Company wrote off $4.5 million non-recoverable and unutilized architectural costs associated with a previously planned manufacturing site.

Write-off in relation to ASAT S.A..    In addition to our cost reduction efforts, we took actions to evaluate our French subsidiary, ASAT S.A., as part of our global restructuring program. We elected to discontinue funding for this subsidiary, which we believed was no longer economically viable. ASAT S.A. entered into court administration on November 20, 2001 and has been operated under court protection since that date and is no longer under our operational control. Certain assets and investments in the amount of $24.3 million in ASAT S.A. were written off. Results of ASAT S.A. have not been consolidated into our consolidated financial statements since November 20, 2001.

Other Income (Expense), net.    Other expense, net, was $1.5 million in fiscal year 2002 compared with other income, net, of $6.5 million in fiscal year 2001. The major factors for the decrease were the loss on the disposal of other assets and higher interest income generated in fiscal year 2001 from higher cash balances which were produced by the combination of proceeds from our initial public offering of equity and cash generated from operations.

Interest Expense.    Interest expense decreased to $14.2 million in fiscal year 2002 from $18.1 million in fiscal year 2001. Of the $14.2 million paid in fiscal year 2002, $13.3 million was attributed to interest on the 12.5% senior notes due November 2006. Additionally, $0.9 million in interest was attributed to amortization of the deferred charges arising upon issuance of the senior notes. In fiscal year 2001, interest expense was attributed to $17.0 million interest on the 12.5% senior notes, which were issued in the middle of fiscal year 2000 and $1.1 million for the amortization of the deferred charges.

Income Taxes.    Income tax benefit was $11.0 million in fiscal year 2002, indicating that our company incurred a net operating loss for fiscal year 2002. This is compared with income tax expense for fiscal year 2001 of $5.4 million. The fiscal year 2002 tax benefit represented an effective tax benefit rate of 9.6% compared with a 14% effective tax expense rate in fiscal year 2001. The primary source of the benefit was due to the increase in net operating loss carryforwards available to offset deferred tax liability. The change in effective tax rate was primarily due to a write-off in relation to ASAT S.A. and disposal of other assets, which are not tax deductible.

Inflation

We do not believe that inflation has had a material effect on our business, financial condition or results of operations. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could adversely affect our business, financial condition and results of operations.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flow Provided by (Used In) Operating Activities.    In fiscal year 2003, we experienced negative operating cash flow of $2.3 million compared to $28.9 million for the year ended April 30, 2002. Net cash provided by operating activities amounted to $58.2 million for the year ended April 30, 2001. The improvement in cash flows used in operating activities in 2003 as compared to fiscal year 2002 is primarily a result of increased customers orders and revenues and the achievement of the cost reduction program.

Cash Flow Used in Investing Activities.    Cash flow used in investing activities amounted to $104 million, $15.7 million and $6.4 million for the years ended April 30, 2001, 2002 and 2003, respectively. The investing activities primarily were for the purchase of equipment and machinery to support the capital expenditure requirements of our business. The reduction in capital expenditure in the past two years reflected tighter control of capital spending due to the slowdown of the semiconductor industry.

Cash Flow Provided by (Used In) Financing Activities.    Net Cash provided by (used in) financing activities amounted to $114.9 million, ($650 thousand) and $nil for the years ended April 30, 2001, 2002 and 2003, respectively.

Our financing activities during 2001 consisted primarily of short-term and long-term loans, our senior note offering and an equity financing as well as debt repayments and senior note redemption payments. In fiscal year 2001, we received net proceeds of approximately $222 million from an equity offering. We used these proceeds to repay approximately $49 million of short and long term debt, redeem a net $52 million of senior notes, and the balance to fund capital expenditure programs and working capital needs. During fiscal year ended April 30, 2001 and 2002, we repurchased 6,273,000 and 780,000 ordinary shares at approximately $5.3 million and $541 thousand respectively under our ADS repurchase program announced in mid-January 2001. No material financing activities were noted in fiscal year 2003.

Capital Expenditures and Expansion.    In fiscal years 2001, 2002 and 2003, our capital expenditures totaled approximately $108.7 million, $19.6 million, and $6.9 million, respectively. These expenditures were incurred primarily to develop our advanced laminate and other advanced packaging capabilities and to expand our testing capabilities.

Cash on hand, excluding restricted cash, at years ended April 30, 2001, 2002, and 2003 was $79.9 million, $34.5 million and $25.8 million respectively.

We currently plan capital expenditures of approximately $12 million to $15 million in fiscal year 2004. These plans are highly dependent on market conditions and our actual capital expenditures may vary. We anticipate that these expenditures would be used primarily to fund investment in assembly and test equipment in response to specific requests of customers. As part of our cost reduction program, we entered into an operating lease to lease a manufacturing plant in Dongguan, China. The new plant will be operational in late calendar year 2003.

In fiscal year 2003, our net cash outflows were $8.7 million and as of April 30, 2003, we had remaining cash, excluding restricted cash, on hand of $25.8 million. Our ability to achieve positive cashflow will depend upon execution of our business plan as well as an industry recovery. We cannot forecast when such full recovery will take place. Depending on the timing and pace of the industry recovery, the Company may seek additional financing to fund operations. The Company believes that existing cash and cash equivalents and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs in the ordinary course of business for at least the next 12 months. Our capital expenditure program will also be adjusted depending on the business environment. Under the Indenture for the Company’s 12.5% Senior Notes due 2006, the Company is permitted to incur up to $10 million in debt and up to $65 million in debt under a credit agreement consisting of term loans and revolving credit facilities. As of the end of April 30, 2003, no such credit agreements have been entered into by the Company. Beyond that, certain restrictive covenants in the indenture constrain our ability to incur additional financing such as the requirement that we meet a consolidated coverage ratio of 3.0:1.0. In general, the consolidated coverage ratio is defined to mean the ratio of our aggregate EBITDA, as defined in the Indenture dated on October 29, 1999, to our aggregate consolidated fixed charges for the relevant period. Accordingly, if the types of debt that the Company may incur under the Indenture are unavailable or insufficient, the Company may be required to seek other types of financing, including equity. There is no assurance that such additional financing would be available to the Company on commercially acceptable terms or at all.

Debt.    As of April 30, 2003, our total outstanding debt was $98.7 million, all of which relates to the 12.5% senior notes due 2006. As indicated above, the indenture that governs the senior notes requires the Company to comply with certain covenants, which in addition to limiting our ability to incur debt, limit our ability to:

•	pay dividends, redeem capital stock and make certain other restricted payments or investments;

•	merge, consolidate or sell all or substantially all of our assets; and

•	create liens on assets.

Contractual Obligations.    The following table summarizes our existing contractual obligations for future debt repayments, lease obligations and capital expenditures as of April 30, 2003:

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt	$100,750,000	—	—	$100,750,000	—
Operating Leases	$5,793,000	$3,907,000	$1,881,000	$5,000	—
Capital expenditures	$1,800,000	$1,800,000	—	—	—

Total	$108,343,000	$5,707,000	$1,881,000	$100,755,000	—

In addition, the Company have entered into a lease, for a term of 15 years, of a manufacturing plant in Dongguan, China on August 8, 2002 under which the lessor is responsible for the design and construction of the factory facilities. Contingent upon completion of the construction, the Company have agreed to pay monthly rental of $180 thousand for the first six years of the rental term, $45 thousand from seventh to eleventh years and $49 thousand for twelfth to fifteenth years.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has not entered into any off-balance-sheet arrangements with any entities or individuals.

RESEARCH AND DEVELOPMENT

We focus our research and development efforts on developing new package designs and new assembly processes and on improving the performance of our existing packages and process. We believe that providing timely and effective improvements in assembly technology is a key factor for success in the advanced packaging market. We have a proven track record of introducing innovative packages to the market and have introduced several new types of semiconductor packages to the marketplace, over the past three years, mostly notably LPCC and TAPP. We also believe that a key factor to our success with these new package types will be our ability to “extend” the life cycle of these new products via the introduction of evolutionary technological enhancements and design variations.

The LPCC package technology, for instance, which is now generally recognized as the leading QFN package format and has become a JEDEC standard, is now available from the Company in three separate package thicknesses. It comes in an “environmentally friendly” lead-free variant, and has multiple die attach pad (DAP) designs to choose from, several of which have attractive heat dissipation and thermal conductance capabilities.

Additionally, the manufacturing processes for our TAPP product family have been fine tuned by such techniques as high-density strip configuration to reduce costs, improve quality and increase throughput. At the same time, we have been able to reduce the overall package dimensions to the point where the finished package is not much larger than the semiconductor die itself. We strive to keep the Company at the forefront in TAPP packaging technology by introducing improved manufacturing processes..

In the “flip chip” technology, which has become a more common packaging format in many of our existing customer’s product portfolios, we have continued to invest in research and development and have sought to differentiate our flip chip assembly capability by offering packages using proprietary “low-K” dielectric materials and processes. For a further explanation of these packages, see Item 4 “Business Overview-Assembly of Semiconductor Packages-Leaded Packages” and “Assembly of Semiconductor Packages-Ball Grid Array Packages”.

We were also one of the first companies to develop MSL-1 compliant products and we continue to qualify customers for this process technology. An MSL-1 product qualifies for an essentially unlimited shelf-live before actual use. The MSL-1 technology is an overarching manufacturing process technology that can be applied to numerous package designs, such as LPCC and TAPP.

We work closely with our customers to ensure that our assembly and testing services meet our customers’ changing needs. Our design and engineering teams participate in the early stages of our customers’ design process to better understand the requirements of their end products. We have teams of customer application engineers at five locations in the United States and Hong Kong to work directly with customers at their facilities. This coordination with customers allows us to develop timely and innovative package designs to meet their needs. The Company seeks to differentiate its package design services by working more closely with customers to “co-develop” packages in parallel with the development of the integrated circuit itself. Given the growing co-dependencies between integrated circuit design on the one hand and package design on the other that are required to meet the demands of, high-performance, fast signal, thermally demanding and reliable circuits, we believe that the Company will be able to remain competitive in the marketplace for advanced packaging designs by offering customers the required engineering talent and design expertise at the outset.

In addition to our internal and co-development work with our customers, we also work closely with our equipment and material suppliers in developing advanced processing capabilities and materials for use in our assembly processes. During our last three fiscal years, our research and development expenditures ranged between $5.3 million and $6.4 million or approximately 1.7% to 6.3% of net sales. We expect to increase our research and development expenditures as necessary to develop technologies that satisfy our customer’s future requirements.

ITEM 6.     DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth information about the persons who serve as directors and executive officers of ASAT as of July 15, 2003. Executive officers are appointed by, and serve at the discretion of, the board of directors. Shareholders are entitled to re-elect the board of directors at each annual general meeting.

Directors

Name	Age	Position	Position Held Since
Tung Lok Li	51	Director	October 1999
Andrew Liu	46	Director	October 1999
J. Daniel McCranie	59	Director	February 2002
Lawrence Miao	38	Director	October 1999
Leonard Perham	60	Director and Chairman	March 2002
Harry R. Rozakis	52	Director and Chief Executive Officer	May 2002
Stephen M. Shaw	42	Director	February 2003
Maura Wong	37	Director	June 2000

Officers
Name	Age	Position	Position Held Since
Jeffrey M. Dumas	57	Senior Vice President, General Counsel and Secretary	November 2002
Robert J. Gange	48	Senior Vice President, Chief Financial Officer	December 2002
George A. Shaw, Jr.	54	Senior Vice President, Operations / Managing Director of Manufacturing	February 2003

Tung Lok Li has over 25 years of experience in the semiconductor sector and was previously Chairman of ASAT’s Board and has served as the Chairman of the Board of QPL and QPL (Holdings) Limited, which has been listed on the Stock Exchange of Hong Kong since 1987. Mr. Li and was the Chairman of the Board of Peak Plastic until he resigned in October 2001. Mr. Li holds a BS degree in chemical engineering from the University of Wisconsin, Madison and an Honorary Doctorate from the University of Cardiff.

Andrew Liu was appointed as a director on October 29, 1999. Mr Liu served as Chairman of the Board of Directors from October 1999 through May 2002. Mr. Liu is the Chief Executive Officer of J.P. Morgan Partners Asia Pte Ltd. Mr. Liu heads a team of investment professionals responsible for advising the J.P. Morgan Asia Investment Fund, the Asia Opportunity Fund and other private investment funds with a combined committed capital of $1.1 billion. Mr. Liu is also a non-Executive Director of Liu Chong Hing Bank Limited, a commercial bank based in Hong Kong. He was an Executive Director of the Bank from September 1997 to May 1999. Mr. Liu joined Morgan Stanley in 1981 and from 1990 through 1997 was President and Managing Director of Morgan Stanley Asia Limited. From 1993 to 1997, Mr. Liu was a member of the Stock Exchange Council of Hong Kong and was also a member of its Listing Committee.

J. Daniel McCranie was appointed director on February 25, 2002. Mr. McCranie has served as a director for a number of companies in the semiconductor industry, including Chairman of both Xicor, a manufacturer of programmable mixed signal devices and On Semiconductor, a global supplier of broadband integrated circuits. Mr. McCranie has served as Executive Vice President of Sales and Marketing for Cypress Semiconductor Corporation, Chairman and CEO of SEEQ Technology Inc., and has formerly held positions at Harris Corporation, Advanced Micro Devices, American Micro Systems, and Philips Corporation. Mr. McCranie earned a BS degree in electrical engineering from Virginia Polytechnic Institute.

Lawrence Miao was appointed as a director on October 29, 1999. Mr. Miao is a Managing Director and one of the co-founders of Olympus Capital. From 1994 through 1997, Mr. Miao served as Executive Director of both Hopewell Holdings Limited and Consolidated Electric Power Asia, two of Hong Kong’s largest developers of private investment projects. His primary responsibilities included the formation and management of joint ventures and local partnerships throughout Asia. Mr. Miao remains on the Board of Directors of Hopewell Holdings Limited. Mr. Miao holds an MBA from the Stanford Graduate School of Business Administration and a BA degree from the Woodrow Wilson School for International Affairs at Princeton University.

Leonard Perham was appointed as a director on March 4, 2002 and elected Chairman on May 28, 2002. From 1991 to 2000, Mr. Perham as the CEO of Integrated Device Technology, which he was appointed President and elected to the Board of Directors in 1986. Mr. Perham joined Integrated Device Technology in 1983 as the General Manager of the Static RAM Division. Prior to Integrated Device Technology, Mr. Perham was President and CEO of Optical Information Systems, a division of Exxon Enterprises. Mr. Perham was a founder of Zilog, Inc. and has held management positions at Advanced Micro Devices and Western Digital. Mr. Perham currently serves as chairman of the board of Optimal Corporation, a provider of high signal integrity electronic design automation software for the semiconductor industry, and of NetLogic Microsystems, a provider of network packet classification and forwarding solutions. Mr. Perham also serves as a director of GuideTech Technology, a provider of high-performance time interval analyzer instruments, and of Ronal Systems, a manufactuer of point-of-use chemical generator technology serving the semiconductor industry. Mr. Perham holds a BS degree in electrical engineering from Northeastern University.

Harry R. Rozakis was appointed as CEO of ASAT Holdings and has served as a director since May 28, 2002. Mr. Rozakis has 25 years experience in the semiconductor industry and has held senior management positions including CEO of EEMS Singapore and Executive Vice President of EEMS Italia, a leading provider of outsource manufacturing for semiconductor memories. Mr. Rozakis has held senior management positions at Tessera, a provider of intellectual property for chip-scale packaging, Reel Services Group, and at ChipPAC Inc. Mr. Rozakis has also served in a leadership role in several semiconductor industry associations, including the Semiconductor Assembly Council. He holds a BA and an MA degree from Fairleigh Dickinson University.

Stephen M. Shaw was appointed as a director on February 25, 2003. Mr. Shaw was a retired senior partner with McKinsey and Company where he spent 16 years principally engaged in corporate strategy and organizational development projects for clients with a large presence in China. Prior to joining McKinsey, Mr. Shaw held several positions of increasing responsibility at Procter and Gamble and Paine Webber Capital. Mr. Shaw holds a BS degree in electrical engineering from Brown University and an MBA from Harvard Business School.

Maura Wong was appointed as a director in June 2000. Ms. Wong is a Partner of J.P. Morgan Partners Asia Pte Ltd with responsibilities for the private equity funds’ activities in Hong Kong, China and Taiwan. From 1996 to 1999, she was Vice President of Exor Asia Limited, the international investment holding company of the Agnelli Group. Prior to that, Ms. Wong was Head of Business Development of Pacific Century Group, a venture capital group engaged in technology, telecommunications and financial services in Asia. Before joining Pacific Century Group, Ms. Wong worked at Goldman Sachs in both New York and Asia. Ms. Wong received an MBA from Harvard Business School as a Baker Scholar. She also holds a BA degree from the Woodrow Wilson School for International Affairs at Princeton University.

Jeffrey M. Dumas joined ASAT in November 2002. From 1998 until 2002, Mr. Dumas was the Corporate Vice President, General Counsel and Secretary of Storage Technology Corporation. From 1995 until 1998, Mr. Dumas was Vice President, General Counsel and Secretary of Symbios Logic Inc. Mr. Dumas has held various corporate legal positions at Silicon Graphics, Inc.; MIPS Computer Systems, Inc.; Cypress Semiconductor Corporation; National Semiconductor Corporation and The Boeing Company. Mr. Dumas is member of the California, Colorado and Washington State Bar Associations and is registered to practice before the US Patent and Trademark Office. Mr. Dumas is also a Registered Professional Engineer in California. Mr. Dumas received a BS degree in electrical engineering from the US Naval Academy, an MS degree in electrical engineering from the US Naval Postgraduate School, and a JD degree from Harvard Law School.

Robert J. Gange joined ASAT in December 2002. From 1989 to 2002, Mr. Gange held increasingly responsible positions within the finance department in both General Semiconductor, Inc. and its parent corporation, General Instrument, Inc. From 2000 to 2002, Mr. Gange held the position of Senior Vice President and Chief Financial Officer at General Semiconductor. During 1997, Mr. Gange held the position of Controller at General Semiconductor. Mr. Gange holds a BS from The State University of New York at Brockport and an MBA in Finance from Adelphi University.

George A. Shaw, Jr. joined ASAT in February 2003. From 2001 to 2003, Mr. Shaw was the Senior Vice President, Managing Director at Advanced Interconnect Technologies (Hong Kong) Limited. From 1998 to 2001, Mr. Shaw was the Senior Vice President, South Asia Operations at Amkor Technology, Inc. From 1995 to 1997, Mr. Shaw was President of Alphatec, USA, Inc. Prior to joining Alphatec, Mr. Shaw held various high level manufacturing operations positions at Applied Magnetics Corporation, Aptix Corporation, and National Semiconductor Corporation. Mr. Shaw holds a BS degree in mechanical engineering from California Polytechnic State University.

COMPENSATION

For the year ended April 30, 2003, ASAT paid an aggregate compensation to its executive officers and directors as a group of approximately $1.2 million. For the year ended April 30, 2003, the aggregate amount accrued by us to provide pension retirement or similar benefits for our directors and executive officers as a group was approximately $15,000.

For information on stock options held by directors and officers as a group, see “— Share Ownership”.

BOARD OF DIRECTORS

Under the Articles of Association, the board consists of nine directors, at least three of which shall be independent directors. Shareholders are entitled to re-elect the board of directors at each annual general meeting. Vacancies on the board can be filled by a majority of the directors present at a board meeting and vacancies of independent director seats also require approval by a majority of the independent directors. Vacancies can also be filled by a written resolution signed by all directors.

Pursuant to the shareholders agreement among the investor group and QPL, those parties have agreed to vote their shares so that: (1) three of the directors are individuals selected by QPL, (2) three of the directors are individuals selected by Asia Opportunity Fund and (3) three of the independent directors are individuals selected by Asia Opportunity Fund and nominated by QPL, subject to decrease as their respective shareholding decreases. See Item 7 “Major Shareholders and Related Party Transactions—Shareholders Agreement”. The investor group and QPL also agreed that as their respective shareholding decreases below specified thresholds, they will cause a related number of directors, which they previously appointed to resign and those seats shall be filled by nominee(s) approved by a majority of the continuing directors present at a board meeting and a majority of the independent directors.

Board of Directors’ Committees

The board has appointed an audit committee consisting of three members and they are Mr. Dan McCranie, chairman, Mr. Len Perham and Mr. Steve Shaw. The audit committee performs the following duties, among others: to appoint, determine funding for and oversee the activities of the independent auditor; to review the independence and performance of the independent auditors; to pre-approve all audit and permitted non-audit services to be provided by the independent auditors; to review audited annual financial statements and other related financial matters; to review our interim quarterly financial results and the associated financial news releases; to discuss with the management and independent auditors the quality and adequacy of our internal financial controls, critical accounting policies and practices, and all material written communications between the independent auditor and management; to receive and review on a confidential basis all complaints received regarding the Company’s accounting controls or practices; and to review and approve any related party transactions involving the Company and any of its officers or directors.

The board also has appointed a compensation committee consisting of three members and they are Mr. Len Perham, chairman, Mr. Dan McCranie and Mr. Steve Shaw. The compensation committee performs the following duties, among others: to review matters relating to the compensation of directors, senior management and employees; to administer the Company’s stock option plan, including the granting of individual incentive stock option awards; to oversee the adoption, implementation and administration of any Company short-term incentive and bonus plans; and to oversee the adoption, revision, implementation and administration of all Company-wide employee benefit plans.

EMPLOYEES

As of April 30, 2003, we employed approximately 1,330 full-time employees, of whom 37 were employed in research and development, 800 in assembly, 97 in testing services, 240 in material control, quality control and assurance, 92 in marketing, sales and customer services and 64 in administration. There were 1,263 employees located in Hong Kong, 57 in the USA, 6 in Asia and 4 in Europe. We believe our relationship with our employees is generally good. Since April 30, 2002, we have increased our workforce by approximately 13% due to increase in customers sales and orders.

SHARE OWNERSHIP

Stock Option Plan

We adopted the 2000 Stock Option Plan on July 6, 2000 (the “Plan”). We have authorized 110,000,000 ordinary shares for issuance under the Plan. This is the equivalent to 22,000,000 American Depository Share (or “ADSs”). The Plan is a non-qualified, discretionary option grant program under which eligible individuals may be granted options to purchase ordinary shares. Under the Plan, the board and when so delegated, the Compensation Committee of the board, will determine which individuals will be granted options, the number of ordinary shares subject to the option, the exercise price for the shares, the vesting periods and any other terms that will apply as the board deems appropriate and consistent with the Plan. The individuals eligible to participate in our stock option Plan includes officers, employees, consultants and non-employee directors of the ASAT group companies. The Plan is designed to attract employees and important individuals to the ASAT group companies and to provide recipients with a proprietary interest in the financial success of ASAT.

The 2000 Stock Option Plan includes the following features:

•	The board will specify the dates each option will begin, the vesting schedule and when the option grant will terminate. The board may also accelerate the date on which the options may be exercised. The Plan will terminate in 10 years, except for options then outstanding. No options may be granted after this 10-year period.

•	The board will be authorized to grant options for ordinary shares which may be made available from authorized but unissued ordinary shares or ordinary shares that we hold in treasury.

•	The exercise price for any options granted under the Plan may be paid in cash, or, at the option of the board, a combination of cash and ordinary shares owned for at least six months.

•	In the event of a merger or other business combination, the board may replace granted options with options for shares of the surviving entity or may cancel outstanding options and cash out the affected participants for all unexercised options (whether then exercisable or not).

•	If a dividend or distribution is made or a recapitalization, reorganization or other event occurs which would dilute the Plan benefits, the board may adjust the number of ordinary shares authorized under the Plan, the number of ordinary shares subject to outstanding options and the exercise price under any option, or cancel the outstanding options and cash out the affected participants.

•	The board may amend, suspend or terminate the Plan and may amend the terms of any option. If any of these actions would materially and adversely affect the rights of an option recipient, the board must first obtain that individual’s consent.

We implemented the Stock Option Plan on July 11, 2000, when we granted stock options for 76,655,065 ordinary shares at a per share exercise price equal to $12.00 per ADS. Our stock options generally expire 10 years from the grant date.

On January 24, 2003 the Company announced the Employee Stock Option Exchange Program, a voluntary stock option exchange program for the Company’s officers, employees and certain directors. The Company offered eligible stock option holders with exercise prices above the current bid price of the Company’s ADSs to voluntarily cancel their outstanding options. In exchange, participants will be granted new stock options at the fair market value of the Company’s ADS’s no sooner than six months and one day after the cancellation of the options. The cancellation occurred on February 24, 2003 at the expiration of the offer to participate. Under the terms of the Stock Option Exchange Program, 12,164,447 ADS options were surrendered for cancellation. Replacement options of 7,355,900 ADS will be granted by the board to those participants who are still employed by and with the Company on the date of the new grant. All newly granted replacement options will have the same vesting schedule as the cancelled options.

As of April 30, 2003, we had outstanding stock options for 8,767,400 ordinary shares, equivalent to 1,753,480 ADS. The exercise price of all options previously granted under the Plan was equal to the fair market value of the ADSs on the date granted.

The following chart sets forth the total ordinary shares that may be received by option holders upon exercise of currently outstanding options, the weighted average exercise price of those outstanding options and the numbers of ordinary shares that are still available for future issuance under the Company’s equity compensation plan after considering the stock options currently outstanding. All of the options described below have been or can be issued pursuant to our 2000 Stock Option Plan. The plan has been approved by our stockholders.

Plan Category	Number of shares to be issued upon exercise of outstanding options	Weighted-average exercise price of outstanding options per ADS	Number of shares remaining available for future issuance under equity compensation plan
Equity compensation plans approved by stockholders
2000 Stock Option Plan	8,767,400	$2.44	101,232,600
Equity compensation plan not approved by stockholders	None		None

Total	8,767,400	$2.44	101,232,600

Of the total amount of outstanding stock options as of April 30, 2003, we have outstanding stock options granted to our directors and executive officers as a group for 3,475,000 ordinary shares.

ITEM 7.     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

The following table contains information as of July 2, 2003 concerning the ownership of our ordinary shares by each person who we know beneficially owns 5% or more of our ordinary shares and by all of our directors and executive officers as a group.

Shareholder	Number of Ordinary Shares Owned(7)	Percentage Owned
JPMP Master Fund Manager, L.P. related funds:(1)(2)
Chase Asia Investment Partners II (Y), LLC	50,054,883	7.5%
CAIP Co-Investment Fund Parallel Fund (I) C.V.	12,134,114	1.8%
CAIP Co-Investment Fund Parallel Fund (II) C.V.	8,089,409	1.2%
Asia Opportunity Fund, L.P.	124,985,594	18.7%

	195,264,000	29.2%

Olympus Capital Holdings Asia related funds(2)(3)	72,288,000	10.8%
QPL International Holdings Limited(2)(4)	288,000,000	43.1%

Directors and executive officers as a group(5)	—	—

(1)	See “—JPMP Master Fund Manager, L.P.” below.
(2)	QPL has pledged to the investor group a portion of its shares in ASAT Holdings to secure its indemnification of the investor group with respect to tax liabilities. See “—Other Arrangements” below.
(3)	Held by Olympus Capital Holdings Asia I, L.P., Reservoir-Olympus II, L.P., Olympus KB, L.P., Olympus Capital Asia, L.P., Olympus Capital Asia Offshore, L.P., Olympus Holdings, L.P., ZAM-Olympus Co-Invest, L.L.C., Olympus-ASAT I, L.L.C. and Olympus-ASAT II, L.L.C. and may be transferred among Olympus Capital Holdings Asia affiliates. See “—Olympus Capital Holdings Asia” below.

(4)	Held by The Industrial Investment Company Limited and QPL (US) Inc. (formerly Worltek International Limited), wholly owned subsidiaries of QPL. A significant portion of the shares of ASAT Holdings owned by QPL are pledged to the investor group or QPL’s creditors.
(5)	Mr. Tung Lok Li, one of our directors, beneficially owns approximately 31% of QPL, which in turn indirectly owns approximately 43% of ASAT Holdings’ ordinary shares. Mr. Andrew Liu, one of our directors, is the chief executive officer and a significant equity holder of JP Morgan Asia Equity Advisors LDC, the management company of Chase Asia Investment Partners II (Y), LLC, Asia Opportunity Fund, L.P., CAIP Co-Investment Fund Parallel Fund (I) C.V. and CAIP Co-Investment Fund Parallel Fund (II) C.V. (collectively, the “Parallel Funds”). Mr. Lawrence Miao, one of our directors, is a managing director and significant equity holder of Olympus Capital Holdings Asia and its affiliates.

JPMP Master Fund Manager, L.P.

Chase Asia Investment Partners II (Y), LLC (“CAIP”), the Asia Opportunity Fund L.P. (“AOF”), and the parallel funds are private equity funds managed by J.P. Morgan Asia Equity Advisors, LDC. The funds have agreed to co-invest on a proportional basis in leading companies in Asia. JPMP Master Fund Manager, L.P. is a global private equity firm managing proprietary funds and is one of the world’s largest private equity organizations.

Olympus Capital Holdings Asia

Olympus Capital Holdings Asia I, L.P., Reservoir-Olympus II, L.P., Olympus KB, L.P., Olympus Capital Asia, L.P., Olympus Capital Asia Offshore, L.P., Olympus Holdings, L.P., Olympus-ASAT I, L.L.C. and Olympus-ASAT II, L.L.C. are direct investment funds managed by Olympus Capital Holdings Asia. Olympus Capital Holdings Asia is a direct investment firm that targets significant investments in public and private companies operating in Asia. ZAM-Olympus Co-Invest, L.L.C. is a co-investment vehicle for Olympus Capital Holdings Asia and Ziff Asset Management, L.P., an investment fund managed by Ziff Brothers Investments for the Ziff family.

QPL International Holdings Limited

QPL (Holdings) Ltd. was formed in 1981 under the name of Quality Platers Limited and redomiciled as a Bermuda company in 1989 when it changed its name to QPL International Holdings Limited. QPL International Holdings Limited became listed on The Stock Exchange of Hong Kong Limited in 1989 pursuant to a redomicile.

Shareholders Agreement

The shareholders listed in the table above (the “Shareholders”) entered into a shareholders agreement relating to transfers of ASAT Holdings’ ordinary shares, voting rights and other matters. Under the shareholders agreement, the Shareholders agreed to vote their ordinary shares and take all action so that three directors on the Board are appointed by AOF, three by QPL and three independent directors are selected by AOF and agreed to by QPL, subject to decrease as their respective shareholding decreases.

The agreement also limits the ability of Shareholders to transfer their ordinary shares in ASAT Holdings, except with respect to sales over an internationally recognized stock exchange or in a registered offering by the selling shareholder, in each case, subject to laws and regulations of the relevant jurisdiction. These share transfer restrictions include rights of first offer, tag along rights and the right of QPL, AOF and CAIP to require the other Shareholders to participate in a sale of ordinary shares to a third party if the per share purchase price meets a minimum threshold and other conditions are met, as more fully described in the shareholders agreement. The investor group has signed an agreement generally to vote in unison.

Other Arrangements

As part of our recapitalization, QPL indemnified the investor group for various tax liabilities of ASAT and pledged its shares in ASAT Holdings to the investor group to secure this indemnification. The pledge initially applied to 70% of QPL’s shareholding in ASAT Holdings and decreases in stages to 0% over six years (subject to any tax indemnification amounts arising prior to the expiration of the six year period and that remain outstanding upon expiration of this period).

Our Dividend Distribution Policy

Our policy is not to pay dividends for the foreseeable future. Furthermore, our ability to pay dividends is restricted by the covenants of the indenture for our 12.5% notes due 2006.

RELATED PARTY TRANSACTIONS

We have purchased a significant of our leadframe requirements from QPL, as well as, to a significantly lesser extent, other raw materials, tooling and spare parts. We leased from QPL office and assembly space and obtained certain services from QPL, including chemical waste treatment and disposal services. The expenses incurred by us in connection with these purchases, leased facilities and services from QPL totaled in the aggregate approximately $54.4 million, $13.9 million and $25.3 million in fiscal years 2001, 2002 and 2003, respectively.

For shareholding of our directors, see Item 7 “— Major Shareholders.”

ITEM 8.     FINANCIAL INFORMATION

See Item 18 “Financial Statements”.

Matters Relating to Independent Auditors

On August 1, 2000, we engaged the firm of Arthur Andersen & Co (“Andersen”) as auditors to audit our financial statements for the years ended April 30, 2001 and 2002. Effective July 1, 2002, Arthur Andersen & Co resigned as our independent auditors.

Andersen’s report dated June 25, 2002 on our financial statements for the year ended April 30, 2002 did not contain an adverse opinion or a disclaimer of opinion, and such reports were not qualified or modified as to uncertainty, audit scope or accounting principles.

During our year ended April 30, 2002 and through the subsequent interim period ended July 1, 2002, there were no disagreements with Andersen on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements if not resolved to the satisfaction of Andersen would have caused it to make reference thereto in its report.

We engaged PricewaterhouseCoopers as our independent accountants as of July 5, 2002. During the fiscal years ended April 30, 2002 and 2001 and through July 4, 2002, we did not consult with PricewaterhouseCoopers on (i) any matter, including the application of accounting principles to a specified transaction or the type of audit opinion that might be rendered on our financial statements, which advice was an important factor considered by us in reaching a decision as to such accounting, auditing or financial reporting issue or (ii) any disagreement with Andersen, our former auditors, or any reportable event.

During the fiscal years ended April 30, 2003 and 2002 and through July 28, 2003, there were no reportable events.

ITEM 9.     THE OFFER AND LISTING

Market Price Information—American Depositary Shares (ADSs)

Our ADSs have been listed and traded on Nasdaq under the symbol “ASTT” since July 14, 2000. Each ADS represents ownership interests in five ordinary shares (or the right to receive five ordinary shares). The Bank of New York acts as the depositary of our ADSs. The following table shows, for the period indicated, the high and low closing prices for the ADSs as quoted on Nasdaq.

	High(1)	Low(1)
	(US$)
Year Ended April 30, 2001:	11.56	3.44
Year Ended April 30, 2002:
First quarter	5.60	4.37
Second quarter	5.00	2.38
Third quarter	2.40	1.00
Fourth quarter	2.18	1.25
Year Ended April 30, 2003:
First quarter	1.97	0.70
Second quarter	1.02	0.78
Third quarter	1.04	0.61
Fourth quarter	0.62	0.35
Month Ended:
January, 2003	0.86	0.63
February, 2003	0.62	0.35
March, 2003	0.51	0.42
April, 2003	0.50	0.44
May, 2003	0.42	0.79
June, 2003	0.60	0.72

(1)	Market price data presented above is on the basis of a fiscal year ended April 30.

Our ADSs have been quoted on the Nasdaq National Market since July 2000 under the symbol “ASTT”. On June 26, 2003, NASDAQ approved our application to transfer to the NASDAQ SmallCap Market where the Company’s ADSs continues to be listed under the trading symbol “ASTT”.

ITEM 10.     ADDITIONAL INFORMATION

Memorandum and Articles of Association

ASAT Holdings is incorporated as an exempted company in the Cayman Islands, and its affairs are governed by its Memorandum and Articles of Association and The Companies Law (2001 Second Revision) of the Cayman Islands and the common law of the Cayman Islands. The following is a summary of the Memorandum and Articles of Association, including rights and privileges pertaining to the shares of ASAT Holdings.

Objects and Purpose

The Memorandum of Association of ASAT Holdings provides that the objects for which it is established are unrestricted.

Directors

The Articles of Association provide that any contract or arrangement in which a director of ASAT Holdings is interested shall be approved by a majority of the disinterested directors or by the shareholders in a general meeting prior to entry into the contract or arrangement. No director (except for the independent directors) shall be entitled to any remuneration for serving as a director. The Board may exercise all the powers of ASAT Holdings to borrow money without restriction. There is no mandatory age limit by which directors must retire. There is no shareholding qualification for directors.

Ordinary Shares

There are no limitations in the Articles on the right to own securities, including the rights of non-resident or foreign shareholders to hold or exercise voting rights.

Voting rights.    The holders of ordinary shares are entitled on a show of hands to one vote per holder and on a poll to one vote per share on all matters to be voted on by ASAT Holdings’ shareholders.

Dividend Rights.    Holders of the ordinary shares of ASAT Holdings are entitled to share equally, share for share, if dividends are declared on ASAT Holdings’ ordinary shares, whether such dividends are payable in cash, property or securities of ASAT Holdings. Any dividend unclaimed after a period of six years from the date when it was declared shall be forfeited and shall revert to ASAT Holdings.

Liquidation Rights, Other Rights.    In the event of a voluntary or an involuntary liquidation, dissolution or winding up of ASAT Holdings, the holders of ordinary shares of ASAT Holdings are entitled to share equally, share for share, in the assets available for distribution and shall be entitled to receive all assets and funds of ASAT Holdings remaining and available for distribution, divided on a pro rata basis according to the number of ordinary shares owned. Except as set forth above, holders of ordinary shares of ASAT Holdings have no conversion or redemption rights. The Articles contain provisions dealing with the manner in which capital calls can be made on shareholders but these only apply to situations in which the shares are issued partly paid and are subject to the specific terms of issue of such partly paid shares.

Changing Shareholder Rights

A special resolution of shareholders (that is a resolution passed by a two thirds majority of ordinary shareholders present at a properly convened and constituted shareholder meeting or unanimously in writing by all shareholders) is required to change the rights attaching to the ordinary shares.

Share Capital

ASAT Holdings has a total authorized share capital of $30,000,000, divided into 3,000,000,000 ordinary shares of par value $0.01, 668,947,000 of which are outstanding and have been fully paid.

Cayman law provides that the share capital of ASAT Holdings may be increased in such manner as is provided for in the articles of association of the relevant company. The Articles of Association of ASAT Holdings provide that the share capital may be increased by ordinary resolution of the shareholders. The Articles of Association are permissive of a repurchase or a reduction in share capital subject to approval by special resolution and such additional approvals as are required under the Companies Law of the Cayman Islands (in the case of a reduction of capital, this would require approval of the Grand Court of the Cayman Islands).

Transfer of Shares

Under the Articles of Association of ASAT Holdings, ordinary shares are freely transferable by way of an instrument of transfer as prescribed by the Board.

Ordinary shares held by QPL, the investor group or their permitted transferees are subject to a shareholders agreement between those parties. Under that agreement, the parties are not allowed to transfer any shares unless to permitted transferees, in registered public offerings, on Nasdaq or an internationally recognized stock exchange on which the ordinary shares are listed, or in accordance with the right of first offer, tag along and drag along requirements in the agreement, subject to applicable law, including United States securities law. Any ordinary share owned by QPL, the investor group or their permitted transferees will be released from these contractual transfer restrictions once the ordinary share is sold in a registered public offering or on Nasdaq or an internationally recognized stock exchange on which the ordinary shares are listed. The ADSs sold in the offering of our ADSs completed on July 14, 2000 by the selling shareholders, and the ordinary shares represented by the ADSs, have not been subject to these transfer restrictions since completion of the offering of our ADSs. See Item 7 “Major Shareholders and Related Party Transactions—Shareholders Agreement”.

Differences in Corporate Law

The Companies Law is modeled after that of England but does not follow recent United Kingdom statutory enactments and differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to ASAT Holdings and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements.    Cayman Islands law does not provide for mergers as that expression is understood under United States corporate law. Mergers in the United States generally require the approval of a majority of the outstanding common stock of both entities involved in the proposed merger. In the Cayman Islands, however, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority of the shareholders or of each class of shareholders, as the case may be, and creditors with whom the arrangement is to be made and who must represent a majority in number representing three-fourths in value of the shareholders or of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting or meetings convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder would have the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it satisfies itself that:

•	the statutory provisions as to majority vote have been complied with;

•	the shareholders have been fairly represented at the meeting in question;

•	the arrangement is such as a businessman would reasonably approve; and

•	the arrangement is not one that would more properly be sanctioned under a different provision of the Companies Law.

When a take-over offer is made and accepted by holders of 90% of the shares within four months, the offeror may, within a two-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands, but this is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.

If the arrangement and reconstruction is approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of United States corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

In addition, Cayman Islands law does not specifically require shareholder approval for a disposition of all or substantially all of an entity’s assets, which in the United States would typically require approval by at least a majority of the holders of the outstanding common stock of the entity proposing to dispose of its assets.

Shareholders’ Suits.    Our Cayman Islands counsel is not aware of any reported class action or derivative action having been brought in a Cayman Islands court. In principle, ASAT Holdings itself would normally be the proper plaintiff, and an action may not be brought by a minority shareholder for loss of value to its shareholding. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, exceptions to the foregoing principle in respect of losses suffered by a company apply in circumstances in which:

•	a company is acting or proposing to act illegally or ultra vires;

•	the act complained of, although not ultra vires, could be effected only if authorized by more than a simple majority vote;

•	the individual rights of the plaintiff shareholder have been infringed or are about to be infringed; or

•	those who control the company are perpetrating a “fraud on the minority”.

Indemnification

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our Articles of Association permit us to indemnify officers and directors for losses, damages, cost and expenses incurred in their capacities as such if they acted in good faith and in a manner they reasonably believed to be in our best interests, and in any criminal action, if they had no reasonable cause to believe their conduct was unlawful. If the director or officer is found liable by the court, we may indemnify him only if the court determines that the director or officer is fairly and reasonably entitled to indemnity.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable as a matter of United States law.

Annual General Meeting

As a matter of Cayman Islands law, ASAT Holdings is not required to hold an annual general meeting of shareholders. If it does hold an annual general meeting then it is required to call such meeting on not less than 21 days’ notice. Directors may call a meeting of shareholders at any other time. Where a special resolution (as defined above) is to be proposed at the meeting, such meeting shall be called by not less than 21 days’ notice in writing to all shareholders. Any other general meeting is required to be called by not less than 14 days’ notice in writing to all shareholders.

Inspection of Books and Records

Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements.

MATERIAL CONTRACTS

In March 2001, we entered into a supply agreement with QPL Limited and Talent Focus Limited, an affiliate of QPL Limited, pursuant to which QPL Limited and Talent Focus Limited, as our preferred suppliers, agreed to supply lead frames based on our orders from time to time during the term of the contract. The contract is valid until April 30, 2004, and is renewable thereafter. The prices for the leadframes provided to us under this contract are to be fair market value plus a premium of not less than 5% of fair market value. Fair market value is determined by reference to the quotations obtained from two or more reputable vendors in the integrated circuit industry selected by us and approved by QPL Limited and Talent Focus Limited.

EXCHANGE CONTROLS AND OTHER LIMITATIONS

The laws of the Cayman Islands where ASAT Holdings is incorporated and those of Hong Kong where we operate our businesses and the Memorandum and Articles of Association of ASAT Holdings do not impose exchange control or restrictions on the remittance of dividends or other payments to nonresident holders of the ordinary shares and ADSs.

TAXATION

United States Federal Income Taxation

We discuss below the material United States federal income tax and general Cayman Islands and Hong Kong tax consequences of the beneficial ownership and disposition of the ADSs or ordinary shares or notes (for the purpose of this section ADSs, ordinary shares and notes are referred to as “securities”). This discussion is based on laws, regulations, rulings, income tax conventions or treaties, administrative practices and judicial decisions in effect at the date of this Annual Report. Subsequent legislative, judicial or administrative changes or interpretations may be retroactive and could affect your tax consequences.

Your tax treatment as a holder of securities may vary depending upon your particular situation, and some holders may be subject to special rules not discussed below. We do not discuss below state, local and foreign other than Cayman Islands and Hong Kong, tax consequences of the ownership and disposition of the ADSs or ordinary shares. This summary does not address all tax aspects that may be important to you as a holder of securities.

You are urged to consult your tax advisors as to your particular tax consequences of the ownership, exercise and disposition of a security, including whether any state, local or foreign tax laws apply to you.

United States Taxation

The following is a general discussion of the material United States federal income tax considerations relevant to the ownership and disposition of the securities. This summary is based on existing United States federal income tax law, which is subject to change, possibly retroactively. The discussion addresses only persons that hold securities as capital assets, which generally is property held for investment, under the United States Internal Revenue Code of 1986, as amended, and that use the U.S. dollar as their functional currency. The discussion does not consider the circumstances of particular purchasers, such as banks, insurance companies, tax-exempt organizations, dealers, traders who elect to mark to market, persons holding securities as part of a hedge, straddle, or conversion transaction, and persons treated as owning 10% or more of the voting power of our shares, that are subject to special tax rules that may differ significantly from those discussed below. We expect, and the discussion therefore assumes, that we will not be a passive foreign investment company within the meaning of section 1297 of the Internal Revenue Code. No ruling has been sought from the United States Internal Revenue Service and, accordingly, there can be no assurance the United States Internal Revenue Service will agree with the conclusions set forth below.

For purposes of this discussion, “U.S. holder” means a beneficial owner of securities that is:

•	an individual who is a citizen or resident of the United States;

•	a corporation, partnership or other business entity organized in or under the laws of the United States or any of its political subdivisions;

•

a trust (1) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust, or (2) that was in existence on August 20, 1996, was treated as a United States person under the Internal Revenue Code on the preceding day, and elected to continue to be so treated; or

•	an estate the income of which is subject to United States federal income taxation regardless of its source.

“Non-U.S. holder” means a beneficial owner of securities that is not a U.S. holder.

Taxation of ADSs and Ordinary Shares

In general, for United States federal income tax purposes, U.S. holders of ADSs will be treated as the owners of the ordinary shares represented by the ADSs. Accordingly, no gain or loss will be recognized upon the exchange of ADSs for a U.S. holder’s proportionate interest in the ordinary shares represented by such ADSs. A U.S. holder’s tax basis in the withdrawn shares will be the same as its tax basis in the ADSs surrendered for such shares, and the holding period in the withdrawn shares will include the period during which the holder held the ADSs.

We believe that we are not subject to treatment as a controlled foreign corporation, passive foreign investment company or foreign personal holding company for United States federal income tax purposes. Except as expressly noted below, therefore, under the headings “—Controlled Foreign Corporation,” “—Passive Foreign Investment Company” and “—Foreign Personal Holding Company”, the discussion below assumes that we will not be so treated.

Distributions on ADSs or Ordinary Shares.    To the extent that a cash distribution on ADSs or ordinary shares is paid to a U.S. holder out of our current or accumulated earnings and profits, as determined for United States federal income tax purposes, such distribution will be includable in the U.S. holder’s gross income as foreign source dividend income in an amount equal to the U.S. dollar value of such distribution without reduction for any applicable foreign withholding tax. Dividends will not be eligible for the dividends received deduction allowed to corporations. New tax legislation signed into law on May 28, 2003, provides for a maximum 15% United States tax rate on the dividend income of an individual U.S. holder with respect to dividends paid by a domestic corporation or “qualified foreign corporation.” A qualified foreign corporation generally includes a foreign corporation if (i) its shares (or, according to the legislative history of the new legislation, its ADSs) are readily tradable on an established securities market in the United States or (ii) it is eligible for benefits under a comprehensive United States income tax treaty. The ADSs are traded on the Nasdaq SmallCap Market. As a result, the Company may be treated as a qualified foreign corporation. However, no guidance has been established on what constitutes an “established securities market” or the level of trading required to be considered “readily tradable.” Therefore, there can be no assurance that the United States Internal Revenue Service will treat the Company as a qualified foreign corporation. If the Company is a qualified foreign corporation, dividends paid to an individual U.S. holder with respect to ADSs should, subject to generally applicable limitations, be taxed at a maximum rate of 15%. The maximum 15% tax rate is effective with respect to dividends included in income during the period beginning on or after January 1, 2003, and ending December 31, 2008. However, due to the absence of specific statutory or regulatory provisions addressing the ADSs, there can be no assurance that such reduced rate will apply and each U.S. Holder should consult its own tax advisor regarding the treatment of dividends. To the extent that the amount of any distribution on ADSs or ordinary shares exceeds our current and accumulated earnings and profits, as determined for United States federal income tax purposes, a U.S. holder’s pro rata share of such excess amount would be treated:

•	as a nontaxable return of capital that would be applied against and would reduce the U.S. holder’s tax basis in its ADSs or ordinary shares until this basis is equal to zero; and

•	to the extent excess distributions remain, as capital gain.

Subject to conditions and limitations such as minimum holding period requirements, the U.S. dollar value of the foreign income taxes, if any, withheld from a distribution to a U.S. holder on ADSs or ordinary shares may be claimed as a credit against the U.S. holder’s United States federal income tax liability. Alternatively, a U.S. holder may claim a deduction for such amount of foreign income taxes withheld in a taxable year, but only if such U.S. holder does not elect to claim a foreign tax credit in respect of any foreign taxes paid by it in the taxable year. Dividends on ADSs or ordinary shares generally will constitute “passive income” within the meaning of section 904 (d)(2)(A) of the Internal Revenue Code or, in the case of some U.S. holders, “financial services income” within the meaning of section 904(d)(2)(C) of the Internal Revenue Code for United States foreign tax credit purposes.

A U.S. holder will be entitled to a foreign tax credit for withholding taxes that are imposed, subject to generally applicable limitations and restrictions. In the case of U.S. individuals, if the reduced rate of tax on dividends applies to such holder, such limitations and restrictions will appropriately take into account the rate differential under rules similar to section 904(b)(2)(B) of the Internal Revenue Code.

The rules relating to foreign tax credits are extremely complex and the availability of a foreign tax credit depends on numerous factors. Prospective purchasers of ADSs or ordinary shares should consult their tax advisors concerning the application of the United States foreign tax credit rules to their particular situations.

The amount of any distribution paid in a currency other than the U.S. dollar will be the U.S. dollar value of the payment made, determined at the spot foreign exchange rate on the date such payment is includable in the income of the U.S. holder, regardless of whether the payment is in fact converted into U.S. dollars. Any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is includable in income to the date such payment is converted into U.S. dollars will be treated as United States source ordinary income or loss.

A distribution of additional shares of our stock to U.S. holders with respect to their ADSs or ordinary shares that is pro rata to all our shareholders may not be subject to United States federal income tax. In the case of such a non-taxable stock dividend, such a distribution will not give rise to foreign source income and a U.S. holder will not be able to use the foreign tax credit arising from any withholding tax imposed in connection with such distribution unless the foreign tax credit can be applied (subject to applicable limitations) against United States federal income tax due on other foreign source income of the U.S. holder. The tax basis of such additional shares will be determined by allocating the U.S. holder’s adjusted tax basis in the ADSs or ordinary shares between the ADSs or shares and the additional shares, based on their relative fair market values on the date of distribution.

Sale, Exchange or Other Disposition.    A. U.S. holder generally will recognize gain or loss upon a sale or other taxable disposition of ADSs or ordinary shares in an amount equal to the difference between the United States dollar value of the amount realized on the sale or other taxable disposition and the U.S. holder’s adjusted tax basis in the ADSs or ordinary shares, as applicable. Such gain or loss will generally be capital gain or loss and, in the case of some non-corporate U.S. holders, may be subject to United States federal income tax at a preferential rate where the U.S. holder’s holding period exceeds one year. Any gain or loss recognized by a U.S. holder on a sale or other taxable disposition of ADSs or ordinary shares will generally be treated as United States source gain or loss for foreign tax credit purposes. A U.S. holder’s ability to deduct capital losses in respect of ADSs or ordinary shares is subject to limitations.

Controlled Foreign Corporation.    We believe that we are not subject to treatment as a controlled foreign corporation. We would be a controlled foreign corporation if United States persons that own 10% or more of the voting power of our equity, referred to as “U.S. 10% Shareholders”, in the aggregate own more than 50% of our voting power or the value of our equity. Complex attribution rules apply in determining whether a person is treated as a U.S. 10% Shareholder and whether U.S. 10% Shareholders in the aggregate own more than 50% of our voting power or the value of our equity. Although we do not believe we are a controlled foreign corporation, the principles for applying these tests are not entirely clear and this determination is based on factors beyond our control such as the identity of our shareholders, and in the case of our shareholders treated as pass-through entities for federal income tax purposes, the identity of the owners of such entities. Accordingly, we cannot assure you that we are not or will not become a controlled foreign corporation. If we are a controlled foreign corporation, U.S. 10% Shareholders would be required to include in income their pro rata share of our Subpart F income, which generally is income of a passive nature such as dividends and interest, whether or not we pay dividends, and would be subject to special rules on disposition of ADSs or ordinary shares that may treat all or a portion of any gain as ordinary dividend income. We urge you to consult your tax advisor regarding the consequences of an investment in a controlled foreign corporation before purchasing ADSs or shares.

Passive Foreign Investment Company.    We believe that we are not subject to treatment as a passive foreign investment company. However, because the passive foreign investment company determination is made annually on the basis of facts and circumstances that may be beyond our control and because the principles for applying the passive foreign investment company tests are not entirely clear, we cannot assure you that we are not and will not become a passive foreign investment company. If we have been or are a passive foreign investment company for any taxable year, a U.S. holder would be subject to additional tax on certain excess distributions received or gains realized with respect to the ADSs or shares. The excess distribution or gain would be allocated ratably over their holding period, the amount allocated to the current tax year would be subject to tax as ordinary income, and the amount allocated to each previous tax year would be subject to tax at the highest applicable marginal rate in effect for that year and an interest charge would be imposed to recover the deemed benefit from the deferred payment of the tax. These rules would effectively prevent a U.S. holder from treating the gain realized on the disposition of the ADSs or ordinary shares as capital gain. You could avoid the rules just described if, at the time you acquired your ADSs or ordinary shares, you were eligible for and timely made a mark-to-market election. We urge you to consult your tax advisor regarding the consequences of an investment in a passive foreign investment company before purchasing ADSs or ordinary shares.

Foreign Personal Holding Company.    We believe that we are not subject to treatment as a foreign personal holding company. We would be a foreign personal holding company if 60%, or 50% in any year following the year in which we first became a foreign personal holding company, or more of our gross income were foreign personal holding company income (which is generally income of a passive nature such as dividends and interest) and more than 50% of the voting power or the value of our equity were held, directly or indirectly, by five or fewer U.S. individuals. Complex attribution rules apply in determining whether a U.S. individual is treated as owning our equity and whether such individuals in the aggregate own more than 50% of the voting power or the value of our equity. Although we do not believe we are or will be a foreign personal holding company, the principles for applying these tests are not entirely clear and this determination is based on factors beyond our control such as the identity of our shareholders, and in the case of our shareholders treated as pass-through entities for federal income tax purposes, the identity of the owners of such entities. Accordingly, we cannot assure you that we are not or will not become a foreign personal holding company. If we are a foreign personal holding company, U.S. holders, whether or not such holders are individuals, would be required to include in income their pro rata share of our foreign personal holding company income whether or not we pay dividends.

Taxation of Notes

Original Issue Discount and Stated Interest.    The notes were issued with original issue discount, for U.S. federal income tax purposes in an amount equal to the excess of the stated redemption price due at maturity over the initial issue price of the notes. For this purpose, the notes will have a stated redemption price at maturity equal to their stated principal amount and an issue price equal to the initial purchase price. Accordingly, U.S. holders are required to include original issue discount in ordinary income over the period that they hold the notes in advance of the receipt of the cash attributable thereto. The amount of original issue discount to be included in income is determined using a constant yield method, which will result in a greater portion of such discount being included in income in the later part of the term of the notes. Any amount of discount included in income will increase a holder’s adjusted tax basis in the notes. Payments of stated interest paid on the notes will be includable in income when received or accrued in accordance with a holder’s regular method of tax accounting.

Sale, Exchange or Disposition of the Notes.    Upon the sale, exchange or other disposition of a note, a U.S. holder generally will recognize capital gain or loss equal to the difference between the amount of cash and the fair market value of property received by such U.S. holder (except to the extent attributable to accrued stated interest, which will be treated as interest) and such U.S. holder’s adjusted tax basis in the note (i.e., its adjusted issue price). Such capital gain or loss generally will be long-term capital gain or loss if the U.S. holder has held the note for more than one year. Long-term capital gains realized by individuals on the sale, exchange or other disposition of notes generally are subject to a reduced rate of tax. With respect to sales occurring before May 6, 2003 or after December 31, 2008, under current law, the long-term capital gains rate for an individual U.S. holder is 20%. The deductibility of capital losses is subject to limitations.

Taxation of Non-U.S. Holders

Payments of interest (including original issue discount) on a note to a non-U.S. holder generally will not be subject to U.S. federal income tax unless such income is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States. Gain realized by a non-U.S. holder on the sale or other disposition of a note generally will not be subject to U.S. federal income tax unless (1) the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States, or (2) the non-U.S. holder is an individual who was present in the United States for at least 183 days in the taxable year of the sale or other disposition and certain other conditions are met.

Information Reporting and Backup Withholding.    Payments with respect to, and proceeds from the sale or other disposition of the securities may be subject to information reporting to the United States Internal Revenue Service and to a 28% United States backup withholding tax. Backup withholding will not apply, however, to a corporation or to a holder who furnishes a correct taxpayer identification number or certificate of foreign status or who otherwise establishes an exemption from backup withholding.

Cayman Islands Taxation

The Cayman Islands currently does not levy any taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to ASAT Holdings levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of, the Cayman Islands. The Cayman Islands are not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Hong Kong Taxation

The following is a general outline of the material tax considerations in relation to any beneficial ownership and disposition of the ADSs or ordinary shares but it does not purport to deal with the tax consequences applicable to all categories of investors.

Tax on dividends.    Under the laws of Hong Kong, a holder of the ADSs or ordinary shares is not subject to Hong Kong tax on dividends, whether by withholding or otherwise, paid by ASAT Holdings.

Profits tax.    In general, no tax is imposed in Hong Kong in respect of gains from the sale of property, including ADSs and shares. However, trading gains from the sale of property by persons carrying on a trade, profession or business in Hong Kong where such gains are derived from or arise in Hong Kong from such trade, profession or business will be chargeable to Hong Kong profits tax which was imposed at the rate of 16% for corporations and 15% for individuals during fiscal year 2003. Guidance provided by the Hong Kong Inland Revenue authority suggests that gains from sales or disposition of ADSs or ordinary shares issued outside of and not listed in Hong Kong may be considered to be derived from or to arise in Hong Kong if the relevant purchase or sales contracts are negotiated and concluded in Hong Kong, and such gains may be subject to Hong Kong profit tax if those persons deal or trade in the ADSs or ordinary shares as part of their business being carried out in Hong Kong. Whether profits of a trade are taken to be derived from Hong Kong is a question of fact and may vary depending upon the nature of the persons involved.

Stamp Duty.    A sale or purchase of shares is subject to Hong Kong stamp duty if the transfer of such shares is required to be registered in Hong Kong. None of (1) the issuance of ordinary shares directly to the depositary or to the custodian for the account of the depositary, (2) the transfer and delivery of ordinary shares directly to the depositary or to the custodian for the account of the depositary, and (3) the issuance of ADSs upon the deposit of ordinary shares with the depositary or the custodian as described in (1) or (2) above should attract stamp duty. No Hong Kong stamp duty is payable in respect of any transfer of the ADSs or ordinary shares outside Hong Kong.

Estate Duty.    Estate duty is imposed on the principal value of property situated in Hong Kong passing on the death of a person. The ADSs and the ordinary shares shall be regarded as property situated outside Hong Kong for estate duty purposes.

DOCUMENTS ON DISPLAY

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended. Accordingly, we will file reports and other information with the Securities and Exchange Commission. You may inspect and copy the reports and other information we file at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, DC20549, and at the regional offices of the Commission located at Suite 1400, Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661-2511 and 13th Floor, 7 World Trade Center, New York, New York 10048. You may also obtain copies of such material by mail from the Public Reference Branch of the Commission at 450 Fifth Street, N.W., Washington, DC 20549, at prescribed rates. The Commission also maintains a web site at http://www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the Commission. Our annual reports and some of the other information submitted by us to the Commission may be accessed through this web site.

ITEM 11.     QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

Market Sensitivity

We have market risk primarily in connection with the pricing of our packaging products and services and the purchase of raw materials. Both pricing and cost of raw materials are significantly influenced by semiconductor market conditions. Additionally, the price of gold bonding wire can be volatile and is susceptible to and is affected by geopolitical and international finance matters that are unpredictable in scope and nature. We have been successful in negotiating cost reductions for raw materials, but these reductions have typically not been as much as the declines in average selling prices. In general, raw material cost reductions, which we have been negotiating, have not kept pace with the decline in average selling prices.

Substantially all of our net sales, costs, assets and liabilities have been denominated in either U.S. dollars or Hong Kong dollars which have been officially linked to the U.S. dollar at a relatively fixed rate. As a result, we have not experienced material foreign exchange gains or losses. Substantially all our net sales are denominated and received in U.S. dollars. We purchase raw materials and machinery and equipment primarily in a mix of U.S. dollars and Japanese yen. Labor and administrative costs are incurred primarily in Hong Kong dollars and, to a lesser extent, U.S. dollars. Overall, we estimate that in the fiscal year ended April 30, 2003, approximately 99% of our marketing costs and operating expenses (excluding depreciation) were in Hong Kong or U.S. dollars. Historically, our borrowings have been in both U.S. dollars and Hong Kong dollars. Following our recapitalization in 1999, substantially all borrowings have been in U.S. dollars.

ITEM 12.     DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.     DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.     MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable

ITEM 15.     CONTROLS AND PROCEDURES

Our Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-14(c) and 15d-14(c) of the United States Securities Exchange Act of 1934, as amended) within 90 days of the filing date of this Annual Report. Based on the evaluation, under the supervision and with the participation of our management, they have concluded that these disclosure controls and procedures are effective.

There were no significant changes in our internal controls or other factors that could significantly affect these disclosure controls and procedures, nor were there any significant deficiencies or material weaknesses in our internal controls subsequent to the date our Chief Executive Officer and Chief Financial Officer completed their evaluation. As a result, no corrective actions were required or undertaken.

ITEM 16.     [RESERVED]

PART III

ITEM 17.     FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of responding to this item.

ITEM 18.     FINANCIAL STATEMENTS

See pages F-1 through F-30.

ITEM 19.     EXHIBIT INDEX

Exhibits	Description
1.1*	Restated Memorandum of Association of ASAT Holdings Limited.
1.2*	Restated Articles of Association of ASAT Holdings Limited.
2.2*	Form of Deposit Agreement between ASAT Holdings Limited and The Bank of New York.
2.3*	Form of ADR (included in Exhibit 4.1).
2.4*	Form of specimen certificate representing ordinary shares of ASAT Holdings Limited.
2.5**	Indenture dated as of October 29, 1999, between ASAT (Finance) LLC, ASAT Holdings Limited and its subsidiaries, and The Chase Manhattan Bank, as trustee.
2.6**	Form of New Note (included in Exhibit 2.5).
4.1†	ASAT Holding Limited Stock Option Plan.
4.3†	Form of ASAT Holdings Non-Qualified Stock Option Agreement.
4.4†††	Supply Agreement dated March 8, 2001 entered into among ASAT Limited, Talent Focus Limited and QPL Limited.
4.5††††	Lease Agreement dated as of August 8, 2002 between Dongguan Changan County Changshi Development Company and Timerson Limited.
8.0†††	Subsidiaries of the Registrant.
10.1†††	Letter re Andersen Assurances.
10.2†††††	Certification of the Chief Executive Officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
10.3†††††	Certification of the Chief Financial Officer of the Registrant pursuant to U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*	Incorporated herein by reference to Registrant’s Registration Statement on Form F-1 filed on July 7, 2000 (Registration No. 333-12124).
**	Incorporated herein by reference to Registrant’s Registration Statement on Form F-4 filed on December 29, 1999 (Registration No. 11292-01).
†	Incorporated herein by reference to Registrant’s Registration Statement on Form S-8 filed on February 13, 2001 (Registration No. 333-55464).
††	Incorporated herein by reference to Registrant’s Annual Report on Form 20-F filed on August 3, 2001.
†††	Incorporated herein by reference to Registrant’s Annual Report on Form 20-F filed on June 28, 2002.
††††	Filed herewith.
†††††	Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: July 28, 2003

By:	/s/ HARRY ROZAKIS
Name:	Harry Rozakis
Title:	Chief Executive Officer

CERTIFICATION

I, Harry R. Rozakis, Chief Executive Officer, certify that:

1.	I have reviewed this Annual Report on Form 20-F of ASAT Holdings Limited (the “registrant”);

2.	Based on my knowledge, this Annual Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Annual Report;

3.	Based on my knowledge, the financial statements, and other financial information included in this Annual Report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this Annual Report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this Annual Report is being prepared;

b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this Annual Report (the “Evaluation Date”); and

c)	presented in this Annual Report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the Audit Committee of registrant’s Board of Directors (or persons performing the equivalent function):

a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this Annual Report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Signature: /s/    HARRY ROZAKIS

Date: July 28, 2003

CERTIFICATION

I, Robert J. Gange, Chief Financial Officer, certify that:

1.	I have reviewed this Annual Report on Form 20-F of ASAT Holdings Limited (the “registrant”);

2.	Based on my knowledge, this Annual Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Annual Report;

3.	Based on my knowledge, the financial statements, and other financial information included in this Annual Report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this Annual Report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this Annual Report is being prepared;

b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this Annual Report (the “Evaluation Date”); and

c)	presented in this Annual Report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the Audit Committee of registrant’s Board of Directors (or persons performing the equivalent function):

a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this Annual Report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Signature: /s/    ROBERT GANGE

Date: July 28, 2003

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders

of ASAT Holdings Limited

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations and comprehensive income (loss), consolidated statement of shareholders’ equity, and consolidated statement of cash flows present fairly, in all material respects, the financial position of ASAT Holdings Limited (the “Company”) and its subsidiaries at April 30, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These consolidated financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit of these consolidated financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion. The consolidated financial statements of the Company as of April 30, 2002, and for each of the two years ended April 30, 2001 and 2002, were audited by other independent accountants who have ceased operations. Those independent accountants expressed an unqualified opinion on those financial statements in their report dated June 25, 2002.

/s/    PricewaterhouseCoopers

Hong Kong

May 29, 2003

THE FOLLOWING REPORT IS A COPY PREVIOUSLY ISSUED BY ARTHUR ANDERSEN & CO (“ANDERSEN”) AND HAS NOT BEEN REISSUED BY ANDERSEN. THE LOCATION OF THE FINANCIAL STATEMENTS AS DISCUSSED IN THE REPORT BELOW HAS BEEN CHANGED IN THE CURRENT YEAR FROM F-4 TO F-28 TO F-4 TO F-30. IN ADDITION, THE CONSOLIDATED BALANCE SHEET AS OF APRIL 30, 2001 AS WELL AS THE CONSODLIATED FINANCIAL STATEMENTS AS OF APRIL 30, 2000 AS METNIONED IN THE REPORT BELOW HAVE NOT BEEN INCLUDED SINCE THEY ARE NOT REQUIRED TO BE PRESENTED FOR COMPARATIVE PURPOSES FOR THE CONSOLDIATED FINANCIAL STATEMENTS FOR THE YEAR ENDED APRIL 30, 2003.

INDEPENDENT AUDITORS’ REPORT

To the Shareholders and Board of Directors

of ASAT Holdings Limited

We have audited the accompanying consolidated balance sheets of ASAT Holdings Limited (the “Company”) as of April 30, 2001 and 2002 and the related consolidated statements of operations and comprehensive income, consolidated statements of shareholders’ equity, and consolidated statements of cash flows for the years ended April 30, 2001 and 2002. These consolidated financial statements set out on pages F-4 to F-28 are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. The consolidated financial statements for the year ended April 30, 2000 were audited by other auditors whose report dated June 9, 2000, except for the note of subsequent event, as of which the date was July 6, 2000, expressed an unqualified opinion.

We conducted our audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of April 30, 2001 and 2002 and the results of its operations and its cash flows for the two years then ended in conformity with generally accepted accounting principles in the United States of America.

/s/    Arthur Andersen & Co

Hong Kong

June 25, 2002

ASAT HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

AS OF APRIL 30, 2002 AND 2003

(Expressed in United States dollars)

	Note	April 30, 2002	April 30, 2003
		$’000	$’000
ASSETS
Current assets:
Cash and cash equivalents		34,499	25,775
Accounts receivable, net	7	14,640	18,209
Restricted cash	6	—	1,504
Inventories	8	11,050	10,383
Prepaid expenses and other current assets		5,919	5,378

Total current assets		66,108	61,249

Property, plant and equipment, net	9	207,123	100,019
Assets held for disposal, net	5	—	659
Deferred charges, net	2	4,167	3,243

Total assets		277,398	165,170

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable		8,349	9,757
Accrued liabilities	10	7,593	5,940
Amount due to QPL	4	944	2,669

Total current liabilities		16,886	18,366
Deferred income taxes	14	15,180	—
12.5% senior notes due 2006	11	98,131	98,705

Total liabilities		130,197	117,071

Commitments and contingencies	21
Shareholders’ equity:
Common stock ($0.01 par value, 3,000,000,000 ordinary shares authorized; 676,000,000 ordinary shares issued; 668,947,000 ordinary shares outstanding)	15	6,760	6,760
Less : Repurchase of shares at par	15	(71)	(71)

		6,689	6,689
Additional paid-in capital		228,009	228,009
Accumulated deficit		(87,500)	(186,579)
Accumulated other comprehensive income (loss)		3	(20)

Total shareholders’ equity		147,201	48,099

Total liabilities and shareholders’ equity		277,398	165,170

The accompanying footnotes are an integral part of these consolidated financial statements.

ASAT HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

FOR THE YEARS ENDED APRIL 30, 2001, 2002 AND 2003

(Expressed in United States dollars)

	Note(s)	2001	2002	2003
		$’000	$’000	$’000
Net sales		340,236	102,408	150,090
Cost of sales	4, 8	244,484	132,533	140,366

Gross profit (loss)		95,752	(30,125)	9,724

Operating expenses
—Selling, general and administrative	4	37,631	30,368	24,215
—Research and development		5,954	6,437	5,299
—Reorganization expenses	18	2,603	2,327	713
— Impairment of property, plant and equipment	5	—	—	81,807
—Non-recoverable and unutilized architectural cost	12	—	4,500	—
—Write-off in relation to ASAT S.A.	19	—	24,285	—

Total operating expenses		46,188	67,917	112,034

Income (Loss) from operations		49,564	(98,042)	(102,310)
Other income (expense), net	13	6,451	(1,499)	1,709
Interest expense:
—Amortization of deferred charges		(1,112)	(905)	(924)
—Third parties		(17,007)	(13,341)	(12,728)

Income (Loss) before income taxes		37,896	(113,787)	(114,253)
Income tax (expense) benefit	14	(5,350)	10,960	15,174

Income (Loss) before extraordinary charge		32,546	(102,827)	(99,079)
Extraordinary charge on early extinguishment of debt (net of tax effect of $1,108)	20	(13,126)	—	—

Net income (loss)		19,420	(102,827)	(99,079)
Other comprehensive income (loss):
Foreign currency translation		—	3	(23)

Comprehensive income (loss)		19,420	(102,824)	(99,102)

The accompanying footnotes are an integral part of these consolidated financial statements.

ASAT HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE

INCOME (LOSS)—(Continued)

FOR THE YEARS ENDED APRIL 30, 2001, 2002 AND 2003

(Expressed in United States dollars)

	Note	2001	2002	2003
Basic and diluted net income (loss) per share (dollars per share):	2
Income (Loss) before extraordinary charge		$0.05	$(0.15)	$(0.15)
Extraordinary charge on early extinguishment of debt		(0.02)	—	—

Basic and diluted net income (loss) per share (dollars per share)		$0.03	$(0.15)	$(0.15)

Weighted average number of shares outstanding:	2
Basic		654,962,375	669,218,720	668,947,000

Diluted		667,132,978	669,218,720	668,947,000

The accompanying footnotes are an integral part of these consolidated financial statements.

ASAT HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED APRIL 30, 2001, 2002 AND 2003

(Expressed in United States dollars)

	Common Stock (Note 15)		Additional paid-in capital	Retained earnings (Accumulated deficit)	Accumulated other comprehensive income (loss)	Total
	Shares	Amount
	’000	$’000	$’000	$’000	$’000	$’000
Balance as of May 1, 2000	576,000	5,760	12,457	(4,093)	—	14,124
Net income for the year	—	—	—	19,420	—	19,420
Issuance of ordinary shares	100,000	1,000	239,000	—	—	240,000
Expenses for initial public offering	—	—	(17,639)	—	—	(17,639)
Repurchase of shares	(6,273)	(63)	(5,276)	—	—	(5,339)

Balance as of April 30, 2001	669,727	6,697	228,542	15,327	—	250,566
Net loss for the year	—	—	—	(102,827)	—	(102,827)
Translation adjustment	—	—	—	—	3	3
Repurchase of shares	(780)	(8)	(533)	—	—	(541)

Balance as of April 30, 2002	668,947	6,689	228,009	(87,500)	3	147,201
Net loss for the year	—	—	—	(99,079)	—	(99,079)
Translation adjustment	—	—	—	—	(23)	(23)

Balance as of April 30, 2003	668,947	6,689	228,009	(186,579)	(20)	48,099

The accompanying footnotes are an integral part of these consolidated financial statements.

ASAT HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED APRIL 30, 2001, 2002 AND 2003

(Expressed in United States dollars)

	2001	2002	2003
	$’000	$’000	$’000
Operating activities:
Net income (loss)	19,420	(102,827)	(99,079)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization:
Property, plant and equipment and noncompete covenants	33,109	39,303	30,220
Deferred charges and debt discount	1,775	1,476	1,497
Deferred income taxes	4,693	(11,505)	(15,180)
(Gain) Loss on disposal of property, plant and equipment	(392)	160	15
Loss on disposal of other assets	—	4,166	—
Loss on write-off in relation to ASAT S.A.	—	24,285	—
Loss on write-off of non-recoverable and unutilized architectural cost	—	4,500	—
Provision for doubtful accounts	(212)	1	—
Impairment of property, plant and equipment	—	—	81,807
Deferred charges written-off	5,496	—	—
Others	(46)	—	—
Changes in operating assets and liabilities:
Accounts receivable, net	24,598	1,628	(3,569)
Inventories	(3,336)	16,117	667
Prepaid expenses and other current assets	(683)	792	541
Restricted cash	—	—	(1,504)
Accounts payable	(12,888)	(2,518)	2,171
Accrued liabilities	2,129	(3,875)	(1,653)
Amounts due to QPL	(4,319)	(206)	1,725
Amount due to a related company	65	(361)	—
Eliminated items as a result of acquisition of ASAT S.A.	1,601	—	—
Income taxes payable	(12,847)	—	—

Net cash provided by (used in) operating activities	58,163	(28,864)	(2,342)

Investing activities:
Proceeds from sale of property, plant and equipment	668	3,926	581
Acquisition of property, plant and equipment	(108,743)	(19,625)	(6,940)
Acquisition of a subsidiary, net cash inflow (a)	4,026	—	—

Net cash used in investing activities	(104,049)	(15,699)	(6,359)

Financing activities:
Net decrease in short-term bank borrowings	(9,000)	—	—
Partial redemption of 12.5% senior notes due 2006	(52,321)	—	—
Repayment of capital lease obligations	(54)	(109)	—
Repayment of other long-term debt	(40,000)	—	—
Cost in relation to deferred charges	(773)	—	—
Proceeds from initial public offering, net of expenses	222,361	—	—
Repurchase of shares	(5,339)	(541)	—

Net cash provided by (used in) financing activities	114,874	(650)	—

Net increase (decrease) in cash and cash equivalents	68,988	(45,213)	(8,701)
Cash and cash equivalents at beginning of year	10,892	79,880	34,499
Effects of foreign exchange rates change	—	(168)	(23)

Cash and cash equivalents at end of year	79,880	34,499	25,775

Non-cash investing activity:
Exercise of option to acquire ASAT S.A.	20,000	—	—

The accompanying footnotes are an integral part of these consolidated financial statements.

ASAT HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

FOR THE YEARS ENDED APRIL 30, 2001, 2002 AND 2003

(Expressed in United States dollars)

	2001	2002	2003
	$’000	$’000	$’000
Supplemental disclosure of cash flow information:
Cash paid during the year for:
—Interest expense	16,154	12,594	12,594
—Partial redemption of 12.5% senior notes due 2006, including $6,781 charges related primarily to the premium for early redemption and associated fees	61,031	—	—
—Income taxes	13,799	309	5
(a) Acquisition of a subsidiary:
Net assets acquired
Cash and cash equivalents	4,026	—	—
Accounts receivable, net	294	—	—
Inventories	2,723	—	—
Prepaid expenses and other current assets	397	—	—
Amount due from a fellow subsidiary	1,661	—	—
Property, plant and equipment	15,196	—	—
Capital lease obligations	(332)	—	—
Accounts payable	(1,850)	—	—
Amount due to QPL	(224)	—	—
Amount due to immediate holding company	(60)	—	—
Accrued liabilities	(1,831)	—	—

	20,000	—	—
Goodwill arising on acquisition	—	—	—

Option to acquire ASAT S.A. at cost	20,000	—	—

Cash paid upon exercise of option	—	—	—
Add: Cash and cash equivalents	4,026	—	—

Net cash inflow from acquisition of a subsidiary	4,026	—	—

(b) Deconsolidation of a subsidiary (Note 19):
Cash and cash equivalents	—	746	—
Accounts receivable, net	—	204	—
Amount due from a fellow subsidiary	—	291	—
Inventories	—	2,194	—
Prepaid expenses and other current assets	—	206	—
Property, plant and equipment	—	13,971	—
Current portion of other long-term debt	—	(169)	—
Accounts payable	—	(1,137)	—
Accrued liabilities	—	(1,703)	—
Amount due to QPL	—	(55)	—
Amounts due to fellow subsidiaries	—	(147)	—

	—	14,401	—

The accompanying footnotes are an integral part of these consolidated financial statements.

ASAT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amount expressed in United States dollars unless otherwise stated)

1.    Organization and Basis of Presentation

ASAT Holdings Limited, a company incorporated under the laws of Cayman Islands (including its consolidated subsidiaries, collectively “ASAT” or the “Company”) was formed on October 20, 1999. ASAT is principally engaged in the provision of assembly and testing services of integrated circuits to customers in the semiconductor industry. The Company’s principal production facilities are located in Hong Kong. The Company’s sales offices are strategically located in the United States, Hong Kong, Singapore, Germany and South Korea.

On July 14, 2000, the Company offered 20,000,000 American Depositary Shares (“ADS”) representing 100,000,000 ordinary shares at $12.00 per ADS to the public and has the ADSs quoted on The Nasdaq National Market under the symbol “ASTT”.

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America.

2.    Summary of Significant Accounting Policies

(a) Basis of consolidation

The consolidated financial statements include the accounts of ASAT Holdings Limited and its subsidiaries (see Note 3 for details of the Company’s subsidiaries). All significant intercompany balances and transactions have been eliminated on consolidation.

(b) Revenue recognition and risk of loss

The Company does not take ownership of customer-supplied semiconductor wafers or die. Title and risk of loss remains with the customers for these materials at all times. Accordingly, the cost of the customer-supplied materials is not included in the consolidated financial statements. The Company recognizes revenue net of discounts from packaging semiconductors and performing test services directly to customers, when persuasive evidence of an arrangement exists, the price is fixed or determinable, delivery has occurred and services rendered, and collectibility is reasonably assured. Shipping and handling costs associated with product sales are included in cost of sales. Such policies are consistent with provisions in the Securities and Exchange Commission’s Staff Accounting Bulletin No. 101, “Revenue Recognition in Financial Statements.”

(c) Cash and cash equivalents

Cash and cash equivalents include cash on hand, cash accounts, interest bearing savings accounts placed with banks and financial institutions and all highly liquid debt instruments with original maturity of three months or less, less any amounts which are restricted as to use.

(d) Allowance for doubtful accounts

Allowance for doubtful accounts is made against accounts receivable to the extent they are considered to be doubtful. Accounts receivable in the balance sheet are stated net of such provision. The collectability of the Company’s accounts receivable is evaluated based on a combination of factors. In circumstances where the Company is aware of a specific customer’s inability to meet its financial obligation to the Company, a specific reserve for bad debts is recorded against amounts due. A provision is also made based on the aging of receivables and the history of uncollectible accounts receivable.

ASAT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2.    Summary of Significant Accounting Policies (Continued)

(e) Treasury stock

The Company accounts for treasury stock using the par value method.

(f) Inventories

Inventories consist of raw materials and work-in-progress and are stated at the lower of cost or market value. Cost of raw materials include purchase and related costs incurred in bringing the products to their present location and condition. Cost is determined by the first-in, first-out method. Cost of work-in-progress includes costs of direct materials.

The Company reserves for excess and obsolete inventory based on forecasted demand that the Company receives from its customers. When it is determined that made the inventory will not be either utilized in production based on customers’ forecast or recoverable from the customers, the material is written-off accordingly.

(g) Property, plant and equipment

Property, plant and equipment are recorded at cost less accumulated depreciation and impairment losses. Gains or losses on disposals are reflected in current operations. Major expenditures for betterments and renewals are capitalized. All ordinary repairs and maintenance costs are expensed as incurred.

Depreciation for financial reporting purposes is provided using the straight-line method over the estimated useful lives of the assets as follows:

Owned property	Over the unexpired lease term
Plant and machinery	5 - 12 years
Leasehold improvements	Over the shorter of the unexpired lease terms or 8 years
Fixtures and furniture	5 - 10 years
Loose toolings	5 - 10 years
Motor vehicles	5 years
Office equipment	3 - 5 years
Computer and software	1 - 3 years

(h) Valuation of long-lived assets

The Company applies Statements of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” for its long-lived asset valuation, which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment, such as reductions in demand or significant economic slowdowns in the semiconductor industry, are present. Reviews are performed to determine whether the carrying value of asset group is impaired, based on comparison to undiscounted expected future cash flows. If this comparison indicates that there is an impairment, the impaired asset group is written down to fair value, which is determined by either using quoted market prices in active markets or other valuation techniques such as present value techniques. Impairment is based on the excess of the carrying amount over the fair value of those assets.

Depreciation for the impaired assets is then provided using the straight-line method over the estimated remaining useful lives of the impaired assets.

ASAT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2.    Summary of Significant Accounting Policies (Continued)

(i) Assets held for disposal

Assets held for disposal represent machineries that are separately identified for not being used in production and are intended to be disposed of by sale. The machinery is stated at fair value less cost to sell as of April 30, 2003 in accordance with SFAS No. 144.

(j) Deferred charges

Fees and expenses directly related to the issue of senior notes are capitalized and are being amortized over the life of the notes except for the portion attributable to the senior notes early redeemed which are charged to statement of operations in the period of redemption. Deferred charges are stated at cost of $6.3 million less accumulated amortization of $1.2 million, $2.1 million and $3.1 million at April 30, 2001, 2002 and 2003 respectively.

(k) Research and development expenditures

Research and development expenditures include costs directly attributable to the conduct of research and development programs primarily related to the development of new package designs and improving the efficiency and capabilities of the Company’s existing production process. Such costs include salaries, employee benefit costs, materials costs, and the allocable portions of facility costs such as rent, building management fee, utilities, repairs and maintenance, depreciation and general support services. All costs associated with research and development activity are expensed in the period as incurred.

(l) Income taxes

The Company accounts for income tax using SFAS No. 109 “Accounting for Income Taxes”, which requires the asset and liability approach for financial accounting and reporting for income taxes. Under this approach, deferred taxes are provided for the estimated future tax effects attributable to temporary differences between financial statement carrying amounts of assets and liabilities and their respective tax bases, and for the expected future tax benefits from items including tax loss carryforwards. Deferred tax assets and liabilities are measured using the enacted tax rates expected in the years of recovery or reversal and the effect from a change in tax rates is recognized in income for the period of enactment. A valuation allowance is provided for the portion of deferred tax assets if it will more likely than not be unrealized.

(m) Foreign currency translation

The Company uses the United States dollar as its functional and reporting currencies. Monetary assets and liabilities denominated in currencies other than the United States dollar are remeasured into the United States dollar at the rates of exchange at the balance sheet date. Transactions in currencies other than the United States dollar during the year are converted into the United States dollar at the rates of exchange at the transaction dates. Exchange differences are recognized in the statement of operations.

On consolidation, balance sheets of subsidiaries denominated in currencies other than the United States dollar are translated into the United States dollar at the rates of exchange at the balance sheet date. Statements of operations of subsidiaries denominated in currencies other than the United States dollar are translated into the United States dollar at average exchange rates during the year. Exchange differences resulting from the translation of financial statements denominated in currencies other than the United States dollar and the effect of exchange rate changes on intercompany transactions of a long-term investment nature are accumulated and credited or charged directly to a separate component of shareholders’ equity and are reported as other comprehensive income (loss).

ASAT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2.    Summary of Significant Accounting Policies (Continued)

(n) Reorganization expenses

Prior to December 31, 2002, the Company recorded reorganization expenses under the guidance of Emerging Issues Task Force Issue No. 94-3 (“EITF 94-3”) “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring) in the statement of operations in the period in which management approves the plan of termination with all of the following conditions in place:

•	Prior to the balance sheet date, management having the appropriate level of authority to involuntarily terminate employees approves and commits the enterprise to the plan of termination and establishes the benefits that current employees will receive upon termination;

•	Prior to the balance sheet date, the benefit arrangement is communicated to employees. The communication of the benefit arrangement includes sufficient detail to enable employees to determine the type and amount of benefits they will receive if they are terminated;

•	The plan of termination specifically identifies the number of employees to be terminated, their job classifications or functions, and their locations; and

•	The period of time to complete the plan of termination indicates that significant changes to the plan of termination are not likely.

Starting from January 1, 2003, the Company applies Statement of Financial Accounts Standards No.146, “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS No. 146”) to record its reorganization expenses. SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity shall be recognized and measured initially at its fair value in the period in which the liability is incurred rather than when a company commits to such an activity.

(o) Net income (loss) per share

Net income (loss) per share is computed in accordance with SFAS No. 128 “Earnings per share” by dividing net income (loss) for each year by the weighted average number of ordinary shares outstanding during the year.

Diluted net income (loss) per share is computed by dividing net income (loss) by the weighted average number of ordinary shares and ordinary share equivalents outstanding during the year. The weighted average shares used to compute diluted net income (loss) per share include the incremental shares of ordinary shares relating to outstanding options and warrants to the extent such incremental shares are dilutive.

SFAS No. 128 requires dual presentation of basic and diluted net income (loss) per share on the face of the statement of operations.

The following is a reconciliation of the numerators and denominators of the basic and diluted net income (loss) per share computations for the periods presented:

	2001	2002	2003
	$’000	$’000	$’000
Numerators:
Income (Loss) before extraordinary charge	32,546	(102,827)	(99,079)
Extraordinary charge on early extinguishment of debt	(13,126)	—	—

Net income (loss)	19,420	(102,827)	(99,079)

Denominators for net income (loss) per share:
Basic	654,962,375	669,218,720	668,947,000
Warrants	12,170,603	—	—

Diluted	667,132,978	669,218,720	668,947,000

ASAT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2.    Summary of Significant Accounting Policies (Continued)

The diluted net income (loss) per share was the same as the basic net income (loss) per share for the years ended April 30, 2001, 2002 and 2003. For the year ended April 30, 2001, options to purchase 15,940,355 ADSs were outstanding but not included in the computation of diluted net income per share because the option exercise prices were greater than the average market price of the ADSs and therefore, the effect would be anti-dilutive. For the years ended April 30, 2002 and 2003, the stock options and warrants are anti-dilutive and are therefore ignored in the computation of diluted net income (loss) per share.

(p) Concentration of credit risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and accounts receivable.

The Company places its cash investments with various financial institutions. The Company believes that no significant credit risk exists as these investments are made with high-credit, quality financial institutions.

The Company’s business activities and accounts receivable are with customers in the semiconductor industry, the majority of which are located throughout Asia, Europe and the US. The Company performs ongoing credit evaluations of its customers and makes frequent contact with customers. The Company believes that no significant credit risk exists as credit losses, when realized, have been within the range of management’s expectations.

(q) Risk and uncertainties

The Company’s future results of operations involve a number of risks and uncertainties. Factors that could affect future operating results and cause actual results to vary materially from historical results include, but are not limited to, dependence on the highly cyclical nature of the semiconductor industry, the continuing negative impacts of the unprecedented industry downturn beginning in fiscal year 2002, the Company’s high leverage and the restrictive covenants contained in the agreements governing its indebtedness, uncertainty as to the demand from its customers over both the long- and short-term, competitive pricing and declines in average selling price the Company experienced, the timing and volume of orders relative to the production capacity, the availability of financing, the competition, dependence on raw material and equipment suppliers and the enforcement of intellectual property rights by or against the Company.

(r) Comprehensive income (loss)

The Company follows SFAS No. 130 “Reporting Comprehensive Income” for the reporting and display of its comprehensive income (loss) and related components in the financial statements and thereby reports a measure of all changes in equity of an enterprise that results from transactions and economic events other than transactions with the shareholders. Items of comprehensive income (loss) are reported in both the Consolidated Statements of Operations and Comprehensive Income (Loss) and the Consolidated Statements of Shareholders’ Equity.

(s) Fair value of financial instruments

The carrying value of financial instruments, which consist of cash and cash equivalents, related company balances, restricted cash, accounts receivable, prepaid expenses and other current assets, accounts payable, and accrued liabilities, approximates fair value due to the short-term nature of these instruments.

ASAT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2.    Summary of Significant Accounting Policies (Continued)

(t) Use of estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of net revenue and expenses during the reporting period. The Company regularly evaluates the estimates and assumptions related to allowances for doubtful accounts, inventory reserves, useful lives of property, plant and equipment, deferred income tax asset valuation allowances, litigation and other contingencies. The Company bases the estimates and assumptions on historical experience and on various other factors that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. To the extent there are material differences between the estimates and the actual results, future results of operations will be affected. Actual results could differ from those estimates. Differences from those estimates are reported in the period they become known and are disclosed to the extent they are material to the financial statements taken as a whole.

(u) Segment information

The Company has applied SFAS No. 131 “Disclosure about Segments of an Enterprise and Related Information”. SFAS No. 131 establishes standards for the way that public business enterprises report information about operating segments in annual consolidated financial statements and requires that those enterprises report selected information about operating segments in interim financial reports. SFAS No. 131 also establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organization structure as well as information about geographical areas, business segments and major customers. It is the management’s view that the services rendered by the Company are of one business segment.

(v) Related parties

Parties are considered to be related to the Company if the parties, directly or indirectly, through one or more intermediaries, control, are controlled by, or are under common control with the Company. Related parties also include principal owners of the Company, its management, members of the immediate families of principal owners of the Company and its management and other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. A party which can significantly influence the management or operating policies of the transacting parties or if it has an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests is also a related party.

(w) Stock-based compensation

SFAS No. 123 “Accounting for Stock-Based Compensation” encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to account for stock-based compensation awarded to employees using the intrinsic value method prescribed in Accounting Principles Board Opinions (“APB”) No. 25 “Accounting for Stock Issued to Employees” and related interpretations. Accordingly, compensation cost for stock options awarded to employees, officers and directors is measured as the excess, if any, of the quoted market price of the Company’s stock at the date of the grant over the amount an employee must pay to acquire the stock.

The Company has applied the pro-forma fair value disclosures as permitted under SFAS No. 123. See Note 16.

(x) Operating leases

Rental payments under operating leases are expensed on a straight-line basis over the periods of the respective leases.

ASAT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2.    Summary of Significant Accounting Policies (Continued)

(y) New accounting standards

In April 2002, the FASB issued Statement of Financial Accounting Standards No. 145 (SFAS No. 145), “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections”. This Statement made revisions to the accounting for gains and losses from the extinguishments of debts, rescinded Statement No. 44, and required certain lease modifications that have economic effects similar to sale and leaseback transactions be accounted for in the same manner as sales-leaseback transactions. The provisions of this Statement related to the rescission of Statement 4 shall be applied in fiscal year 2004. The Company does not believe the adoption to have any significant impact to our consolidated financial statements. The adoption of all other provisions of this Statement in fiscal year 2003 did not have any material impact to our consolidated financial statements.

In June 2002, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 146 “Accounting for Costs Associated with Exit or Disposal Activities” (SFAS No. 146). SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and supercedes EITF 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” The standard requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. This standard is effective for exit or disposal activities that are initiated after December 31, 2002. Adoption of SFAS No. 146 did not have a material impact on the Company’s accounting for restructuring actions initiated after December 31, 2002. However, the provisions of SFAS No. 146 may affect the timing and amount of future exit or disposal activities.

In December 2002, the FASB issued Statement of Financial Accounting Standards No. 148 (“SFAS No. 148”), “Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of FASB Statement No. 123.” This Statement amends SFAS No. 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. It also amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The disclosure requirements apply to all companies, including those that continue to recognize stock-based compensation under Accounting Principles Board Opinion No. 25. The transition and annual disclosure provisions of this standard are effective for fiscal years ending after December 31, 2002. The Company applied the disclosure provisions of SFAS No. 148 in its annual financial statements for fiscal year 2003 and will apply the provisions to future interim periods.

In April 2003, the FASB issued Statement of Accounting Standards No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities. The Company currently does not expect adoption to have a material impact on its financial position or results of operations.

In May 2003, the FASB issued Statement of Accounting Standards No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” This Statement establishes standards for how an issuer classifies and measures in its statement of financial position certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as liability (or an asset in some circumstances) because that financial instrument embodies an obligation of the issuer. This Statement is effective for financial instruments entered into or modified after May 31, 2003,

ASAT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2.    Summary of Significant Accounting Policies (Continued)

and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Company believes that the adoption of SFAS No. 150 does not have any significant impact our consolidated financial statements.

In November 2002, the FASB issued FASB Interpretation (“FIN”) No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” The initial recognition and measurement provisions of FIN No. 45 apply on a prospective basis to guarantee issued or modified after December 31, 2002. As required, we have adopted the disclosure requirements of this interpretation as of April 30, 2003. We will apply the initial recognition and measurement provisions on a prospective basis effective May 1, 2003. This interpretation modifies existing disclosure requirements for most guarantees and requires that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value of the obligation it assumes under that guarantee. We are in the process of evaluating the recognition and measurement provisions of the Interpretation and absent any unforeseen events, we do not expect that the adoption of these provisions will have a significant impact on our financial condition, liquidity or results of operations.

In January 2003, the FASB issued FIN No. 46, “Consolidation of Variable Interest Entities.” The primary objective of FIN No. 46 is to provide guidance on the identification of, and financial reporting for, entities over which control is achieved through means other than voting rights; such entities are known as variable interest entities. FIN No. 46 requires variable interest entities to be consolidated by the primary beneficiary of the variable interest entities and expands disclosure requirements for both variable interest entities that are consolidated as well as those within which an enterprise holds a significant variable interest. FIN No. 46 is effective immediately for all variable interest entities created after January 31, 2003, an is effective no later than the beginning of the first interim or annual reporting period beginning after June 15, 2003 for all variable interest entities created prior to February 1, 2003. As of April 30, 2003, the Company had no investment in variable interest entities.

(z) Reclassification

Certain amounts in the prior periods’ financial statements have been reclassified to conform to the presentation adopted in the current year.

3.    Subsidiaries

Details of the Company’s consolidated subsidiaries as of April 30, 2002 and 2003 were as follows:

Company name	Place of incorporation	Ownership interest attributable to the Company		Principal activities
		2002	2003
ASAT Inc.	California, United States	100%	100%	Sales, marketing and provision of customer services
ASAT (Cayman) Limited	The Cayman Islands	100%	100%	Investment holding
ASAT Limited	Hong Kong	100%	100%	Assembly and testing services for packaged integrated circuits
ASAT (Finance) LLC	Delaware, United States	100%	100%	Provision of financial services
ASAT (S) Pte Ltd.	Singapore	100%	100%	Provision of customer services
ASAT Korea Limited	Korea	100%	100%	Provision of customer services
ASAT GmbH	Germany	100%	100%	Provision of customer services
Timerson Limited	Hong Kong	100%	100%	Property investment holding and services

ASAT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

4.    Related Party Transactions

The total purchase of materials from QPL International Holdings Limited (“QPL”) and Peak Plastic & Metal Products (International) Limited (“Peak Plastic”) during the relevant years were as follows:

	2001	2002	2003
	$’000	$’000	$’000
QPL	49,552	10,585	21,979
Peak Plastic	4,529	590	—

	54,081	11,175	21,979

(i) QPL

QPL owns approximately 43% of the Company’s ordinary shares as of April 30, 2001, 2002 and 2003.

Major arrangements were summarized as follows:

Purchase of materials—The Company purchased leadframes from QPL amounting to $38.0 million, $10.0 million and $21.0 million for the years ended April 30, 2001, 2002 and 2003 respectively.

The Company also purchased other raw materials from QPL amounting to $11.5 million, $553 thousand and $1.0 million for the years ended April 30, 2001, 2002 and 2003 respectively.

Purchase and sale of plant and equipment—The Company acquired certain plant and equipment from QPL amounting to $1.2 million, $436 thousand and $nil for the years ended April 30, 2001, 2002 and 2003 respectively. The Company also sold certain plant and equipment to QPL amounting to $99 thousand for the year ended April 30, 2001 and $nil for the years ended April 30, 2002 and 2003 respectively.

Rental expenses—The Company leases its Hong Kong office and manufacturing premises from QPL under various lease agreements which expire on September 30, 2004. The Company paid rental expenses of $3.1 million for each of the years ended April 30, 2001, 2002 and 2003.

Administrative and management services—The Company uses the chemical wastage disposal services and repairs and maintenance services provided by QPL under a cost sharing agreement. The Company paid services fees of $474 thousand, $241 thousand and $239 thousand for the years ended April 30, 2001, 2002 and 2003 respectively.

Provision of management information services—The Company provides management information services to QPL under a cost sharing agreement and received service income of $243 thousand, $55 thousand and $46 thousand for the years ended April 30, 2001, 2002 and 2003 respectively.

Provision of facility services—The Company provides building facility services to QPL under a cost sharing agreement and received cross charges of $382 thousand, $264 thousand and $236 thousand for the years ended April 30, 2001, 2002 and 2003 respectively.

In December 2000, the Company exercised the options to acquire ASAT S.A., a then subsidiary of QPL at the time, from QPL for $20 million and the acquisition became effective in January 2001 (Note 19).

The amount due to QPL was unsecured and interest free.

ASAT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

4.    Related Party Transactions (Continued)

(ii) Peak Plastic

Mr. T. L. Li, a director and shareholder of the Company, was a director of and had an indirect equity interest in Peak Plastic during the year ended April 30, 2001. With effect from October 2001, Mr. T. L. Li retired from the Board of Directors of Peak Plastic and Peak Plastic ceased to be a related company to ASAT. The Company purchased packing materials from Peak Plastic during the years ended April 30, 2001, 2002 and 2003 and the amount due to Peak Plastic had been reclassified to accounts payable since October 2001.

5.    Impairment of Property, Plant and Equipment

In each quarter the Company examines overall utilization of its assets and expected future cash flows in accordance with SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets.” Several changes occurred during the July 2002 quarter, which triggered the Company to re-assess the recoverability of its property, plant and equipment by carefully examining the undiscounted cash flows expected to result from the use and eventual disposition of the asset groups. In the July 2002 quarter, the management re-examined the Company’s business strategy in the context of the changing industry and market conditions and revised the Company’s business strategy to reflect the growing market demand for finer pitch technologies and to focus on high-end and advanced packaging solutions. Therefore, the Company evaluated the future cash flows to be generated from various asset groups. Prior to such an assessment, the Company has also concluded that certain older wire bonders were technologically obsolete and would not be utilized in the Company’s operations. As a result, the Company determined that these equipment items should be either written off or held for disposal, resulting in a $20.1 million non-cash charge during the July 2002 quarter.

The Company also determined that certain bonders and a few specific testers associated with selected package types were not likely to generate sufficient future cash flows to justify their then carrying values on the Company’s balance sheet as of July 31, 2002. The Company performed a discounted cash flow model to assess the potential impairment effect on its financial statements as well as contracting with an independent appraiser to assess the fair value of these property, plant and equipment. As a result, the Company recorded a $39.1 million charge for the impairment of its property, plant and equipment in the July 2002 quarter based on a discounted cash flow model relating to the Advanced Leaded Package family of products, with advanced thermal and electrical characteristics, and both the Standard Laminate family of products and Advanced Laminate family of products, with advanced thermal and electrical characteristics, and Testing product categories.

The total $59.2 million non-cash charge before taxes reduced the net book value of property, plant and equipment as of July 31, 2002 from $199.8 million before this impairment charge to $140.6 million after the impairment charge. Of the $140.6 million remaining net book value of property, plant and equipment, $932 thousand was classified as assets held for disposal on the July 31, 2002 balance sheet. These machines are separately identified for not being used in production and are intended to be disposed of by sale. Potential buyers have been identified and these machines, which were recorded at the lower of their depreciated cost or fair value less costs to sell, are expected to be sold in the near future.

In the October 2002 quarter, equipment with a value of $273 thousand in the assets held for disposal account was reclassified to the Company’s property, plant and equipment. The Company received specific orders subsequent to the July 2002 quarter for testing business which required the use of this equipment. The Company therefore decided to upgrade this equipment and re-commission it into the testing operation of the business. Hence, the value of assets held for disposal were reduced to $659 thousand as of April 30, 2003.

ASAT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

5.    Impairment of Property, Plant and Equipment (Continued)

Due to continuous weakness in the semiconductor market and the economy, the long-live assets remained at low utilization rates relative to our projections, and are no longer expected to reach previously anticipated utilization levels. These events triggered another impairment review in the April 2003 quarter. The Company determined that certain bonders and testers associated with selected package types were not likely to generate sufficient future cash flows to justify their current carrying values on the Company’s balance sheet as of April 30, 2003. The Company re-performed a discounted cash flow model as well as contracting with an independent appraisal firm to assist in the determination of the fair value of these property, plant and equipment. As a result, the Company recorded a $22.6 million non-cash charge for the impairment of its property, plant and equipment in the April 2003 quarter based on discounted cash flow model relating to the Advanced Leaded, Advanced Laminate family of products and certain Testing product categories.

The $22.6 million non-cash charge before taxes reduced the net book value of property, plant and equipment as of April 30, 2003 from $122.6 million to $100.0 million after the impairment charge in the April 2003 quarter.

For the fiscal year ended April 30, 2003, the Company recognized a total of $81.8 million non-cash impairment charges to reduce the net book value of the property, plant and equipment to its fair value.

6.    Restricted Cash

The restricted cash of $1.5 million as of April 30, 2003 represents bank deposit for securing a standby letter of credit with respect to the lease of a manufacturing plant in Dongguan, the People’s Republic of China (“China”). The restricted cash is classified as a current asset since the life of the standby letter of credit expires within a year. See Note 21 for details of the lease.

7.    Accounts Receivable, Net

	2002	2003
	$’000	$’000
Accounts receivable	14,805	18,327
Less: Allowance for doubtful accounts	(165)	(118)

	14,640	18,209

8.    Inventories

The components of inventories, net of the related reductions to the lower of cost or net realizable value, were as follows:

	2002	2003
	$’000	$’000
Raw materials	10,405	9,416
Work-in-progress	645	967

	11,050	10,383

Management continuously reviews slow-moving inventory which, based on inventory levels, material composition and expected usage of that date, resulted in a write down of $2.2 million, $4.0 million for the years ended April 30, 2001 and 2002 respectively. For the year ended April 30, 2003, the Company wrote-off specific inventories of $4.1 million, due to the Company’s revised estimation on expected usage of raw materials and the impact on the resulting expected net realizable value.

ASAT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

9.    Property, Plant and Equipment, Net

Property, plant and equipment, net consisted of the following:

	2002	2003
	$’000	$’000
Plant and machinery	278,521	107,531
Owned property	10,478	6,442
Leasehold improvements	2,324	1,721
Furniture and fixtures, computer and software, office equipment and motor vehicles	65,925	46,298
Loose toolings	35,119	12,028

	392,367	174,020
Less: Accumulated depreciation	(185,244)	(74,001)

	207,123	100,019

During the years ended April 30, 2001, 2002 and 2003, depreciation expenses amounted to $32.7 million, $39.3 million and $30.2 million respectively.

As described in Note 5, the Company recorded a $81.8 million non-cash impairment charge associated with its property, plant and equipment during the year ended April 30, 2003. Such impairment charge principally related to plant and machinery, owned property, furniture and fixtures and loose toolings.

10.    Accrued Liabilities

Accrued liabilities consisted of the following:

	2002	2003
	$’000	$’000
Accrued employee costs	1,981	1,062
Accrued senior notes interest	549	—
Accrued legal and professional fee	868	748
Accrued for write-off of ASAT S.A. (Note 19)	2,384	2,323
Accrued expenses	1,811	1,807

	7,593	5,940

11.    12.5% Senior Notes Due 2006 and Warrants

	2002	2003
	$’000	$’000
100,750 units (2002—100,750 units) 12.5% senior notes due November 2006	100,750	100,750
Less: Unamortized discounts on the senior notes	(2,619)	(2,045)

	98,131	98,705

The senior notes (the “Notes”) are unsecured. On August 23, 2000, 35% of the aggregate principal amount of the Notes were redeemed. The redemption price was 112.5% of the principal, as provided in the Notes. As a result of this early redemption, the Company recorded an extraordinary charge of $10.5 million. The Notes

ASAT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

11.    12.5% Senior Notes Due 2006 and Warrants (Continued)

remaining may be redeemed, at the option of the Company, at any time on or after November 1, 2003 at various redemption prices set out in the agreement for the issue of the Notes. The non-redeemed portion will be due in one balloon payment on maturity.

The Notes were sold as separate units together with detachable warrants, which entitle the holders thereof to subscribe a total of 17,814,336 ordinary shares of the Company at an exercise price of approximately $0.39 per ordinary share, subject to adjustment, at any time from November 1, 2001 to November 1, 2006. The warrants do not provide the holders any voting rights but the shares to be issued upon exercise of the warrants will be voting shares. The fair value of the warrants has been deducted from the gross proceeds from the issuance of the Notes and was allocated to additional paid-in capital upon the issuance of the Notes in October 1999. The fair value of the warrants was determined using the Black-Scholes pricing model, which takes into account a number of factors, including expected volatility of the underlying stock’s return, the level of interest rates, the relationship of the underlying stock’s price to the strike price of the warrants, and the time remaining until the warrants expire.

The fair value of the senior notes as of April 30, 2002 and 2003 was approximately $75.6 million and $109.7 million respectively.

The Notes contain covenants restricting the ability of ASAT (Finance) LLC, the guarantors and their affiliates to act in a number of ways. These covenants include restrictions on their ability to incur debt, to make restricted payments, to incur liens, to sell assets, to engage in related party transactions, to undertake a business combination, to change their line of business and to make investments of a specified nature. The Notes also generally restrict ASAT (Finance) LLC, the guarantors and their affiliates from paying dividends to equity holders unless the Company meets the financial ratio tests included in the indenture. No event of default under the indenture has occurred and the aggregate amount of restricted payments together with the proposed restricted payment would not exceed the threshold as defined in the indenture.

12.    Non-recoverable and Unutilized Architectural Cost

During the year ended April 30, 2002, the Company wrote off $4.5 million non-recoverable and unutilized architectural costs associated with a previously planned manufacturing site in Shenzhen, China.

13.    Other Income (Expense), Net

Other income (expense), net, consisted of the following:

	2001	2002	2003
	$’000	$’000	$’000
Interest income	5,202	1,524	468
Legal claim	—	—	200
Insurance claim	—	153	—
Write-back of long outstanding payable balances	—	440	481
Unapplied payment from customers	—	—	360
Gain (Loss) on disposal of property, plant and equipment	392	(160)	(15)
Loss on disposal of other assets	—	(4,166)	—
Bad debt recovered	197	—	12
Rental income	274	293	39
Others, net	386	417	164

	6,451	(1,499)	1,709

ASAT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

13.    Other Income (Expense), Net (Continued)

During the year ended April 30, 2002, the Company sold its land use right in Shenzhen back to the government-related company from which the land use right was originally purchased, for a consideration of $3.8 million resulting in a net pre-tax loss of $4.2 million upon disposal of other assets.

14.    Income Taxes

Income is subject to taxation in the various countries in which the Company and its subsidiaries operate. The income (loss) before income taxes and extraordinary charge by geographical locations was as follows:

	2001	2002	2003
	$’000	$’000	$’000
Hong Kong	34,379	(86,758)	(112,539)
United States	4,587	(22,654)	(1,262)
France	(1,070)	(4,375)	—
Germany and other countries	—	—	(452)

	37,896	(113,787)	(114,253)

The current and deferred elements of income tax provision (reversal) by geographical location were as follows:

	2001	2002	2003
	$’000	$’000	$’000
Current:
Hong Kong	48	290	—
United States	167	255	5
Deferred:
Hong Kong	5,135	(11,505)	(15,179)

	5,350	(10,960)	(15,174)

The components of the net deferred income tax liabilities as of April 30, 2002 and 2003 were as follows:

	2002	2003
	$’000	$’000
Temporary differences arising from depreciation and amortization	(28,816)	(12,412)

Total deferred tax liabilities	(28,816)	(12,412)
Reserves and accruals not currently deductible	348	178
Net operating losses carried forward	17,220	20,998

Total deferred tax assets	17,568	21,176
Less: valuation allowance	(3,932)	(8,764)

Net deferred tax liabilities	(15,180)	—

The Company provided a full valuation allowance against the deferred tax assets of the subsidiary in the United States as of April 30, 2002 and of subsidiaries in both the United States and Hong Kong as of April 30, 2003 due to the uncertainty surrounding the realizability of these benefits in future tax returns.

ASAT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

14.    Income Taxes (Continued)

The reconciliation of the effective tax rate of the Company to the Hong Kong tax rate (the principal tax jurisdiction of the Company) was as follows:

	2001	2002	2003
Hong Kong profits tax rate	16.0%	16.0%	16.0%
Tax effect of difference in Hong Kong and United States taxation rates	0.3	1.4	0.2
Effect of loss making companies	0.5	—	—
Non-taxable interest income	(2.2)	0.1	—
Non-deductible expenses
Loss on investment	—	(4.0)	—
Loss on disposal of other assets	—	(0.7)	—
Other	—	(0.5)	(0.2)
Change in valuation allowance	(0.4)	(1.9)	(3.3)
Others, net	(0.1)	(0.8)	0.6

	14.1%	9.6%	13.3%

As of April 30, 2003, the Company had available United States federal net operating loss carry-forwards of approximately $11.7 million which expires from 2010 to 2022. The extent to which the loss carryforwards can be used to offset future taxable income to taxes may be limited, depending on the extent of ownership changes within any three-year period as provided by Section 382 of the Internal Revenue Code and applicable California state tax law. From its operation in Hong Kong, it had operating loss carryforwards of $106 million, which can be carried forward indefinitely to offset against operating income arising in the future.

15.    Common Stock

	2002	2003
	$’000	$’000
Authorized:
3,000,000,000 (2002—3,000,000,000) ordinary shares of $0.01 each	30,000	30,000

Issued:
676,000,000 (2002—676,000,000) ordinary shares of $0.01 each	6,760	6,760

Outstanding:
668,947,000 (2002—668,947,000) ordinary shares of $0.01 each	6,689	6,689

In January 2001, the Company announced a $20.0 million ADS buyback program. During the years ended April 30, 2001 and 2002, the Company repurchased 6,273,000 and 780,000 ordinary shares at $5.3 million and $541 thousand respectively. No repurchase of ADS occurred for the year ended April 30, 2003.

16.    Stock Option Plan

On July 6, 2000, the Company adopted a Stock Option Plan (“2000 Stock Option Plan”) under which the Board of Directors may, at their discretion, invite any key officers, employees, consultants and non-employee directors of ASAT to subscribe for its shares up to a maximum of 110,000 thousand ordinary shares of the Company. The Board of Directors will determine which individuals will be granted options, the number of ADS subject to the options, the exercise price for the options, the vesting periods and any other terms that will apply as the Board deems appropriate. The exercise prices of all options granted under this plan were equal to or greater than the market value of ADS on the date of grant. No compensation cost was recognized for the years ended April 30 2001, 2002 and 2003 under APB No. 25.

ASAT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

16.    Stock Option Plan (Continued)

On January 24, 2003, the Company announced the Employee Stock Option Exchange Program, a voluntary stock option exchange program for the Company’s employees, employee director and non-employee director. The Company offered eligible stock option holders with exercise prices above the current bid price of the Company’s American Depository Shares (ADSs) to voluntarily cancel their outstanding options. In exchange, participants will be granted new stock options at the fair value of the Company’s ADS no sooner than six months and one day after the cancellation of the options which cancellation occurred on February 24, 2003. Under the terms of the Stock Option Exchange Program, 12,164,447 ADS options were surrendered for cancellation. 7,355,900 ADS options will be granted to replace the 12,164,447 cancelled ADS options, provided that those participants who are still employed by and with the Company on the date of the new grant. All newly granted options will have the same vesting schedules as the cancelled options.

Movements of the Company’s stock options during the years ended April 30, 2001, 2002 and 2003 is as follows:

	Outstanding Options
	Number of ADS options	Weighted-average exercise price per ADS
Outstanding at April 30, 2000	—	—
Granted	17,572,415	$11.39
Cancelled	(1,632,060)	$11.44

Outstanding at April 30, 2001	15,940,355	$11.39
Granted	2,372,713	$3.98
Cancelled	(4,829,257)	$11.25

Outstanding at April 30, 2002	13,483,811	$10.13
Granted	2,316,000	$0.99
Cancelled	(14,046,331)	$9.58

Outstanding at April 30, 2003	1,753,480	$2.44

ADS options exercisable at:
April 30, 2001	1,416,591	$11.92
April 30, 2002	3,548,822	$10.60
April 30, 2003	399,663	$4.95

Certain unexercised options were cancelled for option holders who left the Company, either voluntarily or under the reorganization, during the year.

In no circumstances was there a grant of an option to the same individual for whom an option was cancelled.

The options’ maximum term is 10 years from the grant date.

ASAT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

16.    Stock Option Plan (Continued)

The following table summarizes information about stock options issued under the plan described above that are outstanding and exercisable as at April 30, 2003:

Options outstanding				Options exercisable
Range of exercise price	Number of ADS options	Weighted-average exercise price	Weighted- average contractual life (years)	Number of ADS options	Weighted- average exercise price	Weighted- average contractual life (years)
$0.42–$1.04	1,111,000	$0.42	9.83	119,100	$0.42	9.83
$1.41–$1.63	331,000	$1.55	8.84	108,933	$1.55	8.83
$4.25–$5.59	45,060	$4.66	7.84	26,310	$4.61	7.91
$7.69–$12.00	266,420	$11.61	7.27	145,320	$11.28	7.28

Total	1,753,480	$2.44	9.20	399,663	$4.95	8.51

Pro-forma information regarding net income (loss) and net income (loss) per share is required by SFAS No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of SFAS No. 123. The weighted average fair value of stock options at the date of grant of $0.84, $2.66 and $0.58 per ADS option for the years ended April 30, 2001, 2002 and 2003, respectively, were estimated using the Black-Scholes option pricing model with the following assumptions:

	2001	2002	2003
Risk-free interest rate	5%	4.28%	2.06%
Expected life	4	5	4
Expected stock volatility	50%	80%	80%
Dividend yield	0%	0%	0%

The Black-Scholes option pricing model requires the input of subjective assumptions, including the expected volatility of stock price. Because changes in subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing model may not necessarily provide a reliable single measure of the fair value of the stock options.

If the Company had accounted for its stock option plans by recording compensation based on the fair value at grant date for such awards consistent with the method of SFAS No. 123, the Company’s net income (loss) and net income (loss) per share would have been increased/reduced to the pro forma amounts as follows:

	2001	2002	2003
	$’000	$’000	$’000
Net income (loss)
Net income (loss), as reported	19,420	(102,827)	(99,079)
Deduct: compensation expense recognized under fair value based method, net of tax effect	(13,341)	(22,071)	(479)
Net income (loss), pro forma	6,079	(124,898)	(99,558)
Net income (loss) per ordinary share (dollars per share):
—Basic	0.03	(0.15)	(0.15)
—Diluted	0.03	(0.15)	(0.15)
Pro forma net income (loss) per ordinary share (dollars per share):
—Basic	0.01	(0.19)	(0.15)
—Diluted	0.01	(0.19)	(0.15)

ASAT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

17.    Employee Benefit Plan

The aggregate employers’ contributions which have been made were as follows:

	2001	2002	2003
	$’000	$’000	$’000
Employers’ contributions	1,204	1,816	1,665

The Company has established a mandatory provident fund scheme for its Hong Kong employees who did not join the defined contribution plan described below. The assets of the plan are held under provident funds managed by independent trustees. The employees can elect to contribute a fixed amount of an individual employee’s monthly basic salary. The employer’s contributions are based on 5% of the individual employee’s monthly basic salary or at a maximum of approximately $128 per month.

Also, the Company has a defined contribution plan for its Hong Kong employees. The assets of the plan are also held under provident funds managed by independent trustees. The employees can elect to contribute a fixed percentage from 1% to 5% (in 1% increments) of an individual employee’s monthly basic salary. The employer’s contributions are based on the percentage of contribution by the employee of the individual employee’s monthly basic salary. The employees are entitled to the whole of the employer’s contributions and accrued interest thereon after 10 years of complete service or at a reduced scale of 30% to 90%, after completion of 3 to 9 years of service, respectively.

In addition, ASAT, Inc. has a 401(k) plan which covers all employees with six months or more of service. Employees who participate in the plan may contribute a portion of their salaries up to a limit specified by law. The Company’s contribution to the plan is made at the discretion of the Board of Directors, whereby the Company’s contributions to the plan for the years ended April 30, 2001, 2002 and 2003 were $498 thousand, $503 thousand and $347 thousand respectively.

18.    Reorganization

In connection with the Company’s cost reduction program, the Company’s management had approved and terminated the services of approximately 707, 1,046 and 116 employees who served in the manufacturing, sales & marketing and administrative functions for the years ended April 30, 2001, 2002 and 2003 respectively. The aggregate amount of the termination benefits charged to the statements of operations, based on offer and acceptance of termination benefits, amounted to $2.6 million, $2.3 million and $713 thousand for the years ended April 30, 2001, 2002 and 2003 respectively.

19.    Write-off in Relation to ASAT S.A.

In December 2000, the Company exercised the option to acquire ASAT S.A. in Nancy, France from QPL for $20.0 million and the acquisition became effective in January 2001. Accounted for under the purchase method, ASAT S.A. has become a wholly-owned subsidiary of the Company.

In October 2001, the Company determined not to fund its subsidiary ASAT S.A. as part of the global restructuring program. ASAT S.A. has filed for court protection under French law and is currently under the process of court administrated liquidation. As a result, the Company has written off its entire investment in ASAT S.A. during the year ended April 30, 2002, resulting in a loss of $24.3 million recorded in the statement of operations and the Company no longer consolidates the financial position and results of operations of ASAT S.A. from November 20, 2001.

ASAT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

19.    Write-off in Relation to ASAT S.A. (Continued)

Such write-off consisted of net assets of ASAT S.A. as of November 20, 2001 of $14.4 million, accrual of $2.4 million for ASAT S.A.’s payables, as well as $7.5 million of machinery, owned by ASAT Limited and earlier transferred to ASAT S.A. for its operations. As of April 30, 2002 and 2003, the Company’s carrying value of its investment in ASAT S.A. was nil. The accrual for ASAT S.A.’s payables was reduced from $2.4 million as of April 30, 2002 to $2.3 million as of April 30, 2003 for payment of related legal fees.

20.    Extraordinary Charge on Early Extinguishment of Debt

On July 17, 2000, the Company used a portion of the proceeds of its initial public offering to early repay the $40 million secured bank loan and its revolving credit facility outstanding at $17 million. On August 23, 2000, the Company used an additional portion of the proceeds to redeem 35% or $53 million of the outstanding aggregate principal amount of the 12.5 % senior notes due November 2006. As a result of the early repayment, the Company recorded an extraordinary charge of $13.1 million (net of tax effect of $1.1 million) for the year ended April 30, 2001.

21.    Commitments and Contingencies

Capital expenditure

As of April 30, 2001, 2002 and 2003, the Company had contracted for capital expenditure on property, plant and equipment of $8.4 million, $1.9 million and $1.8 million respectively.

Operating leases

The Company leases certain land and buildings (see Note 4 for those leased from QPL) and plant and machinery, under operating leases agreements expiring at various time through October 2007. The leased facility from QPL is under a five-year term and the Company have an option to renew for an additional five years. Rental expenses under operating leases for the years ended April 30, 2001, 2002 and 2003 amounted to $9.9 million, $5.9 million and $5.0 million respectively.

Future minimum lease payments under operating leases are as follows:

$’000
Year ending April 30:
2004	3,907
2005	1,679
2006	153
2007	49
2008	5

5,793

The Company also entered into a lease of a manufacturing plant in Dongguan, China on August 8, 2002 under which the lessor is responsible for the design and construction of the factory facilities. The Company is obligated to pay a monthly rental payment and a management and services fee 30 days after the lessor hands over the newly constructed facilities to the Company, which is expected to take place sometime in October 2003, for a term of 15 years.

ASAT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

21.    Commitments and Contingencies (Continued)

The lease payments, contingent upon completion of the construction, under the leases in respect of the China factory facilities are as follows:

$’000
First to Sixth rental years	12,924
Seventh to Eleventh rental years	2,690
Twelfth to Fifteenth rental years	2,368

Total	17,982

From October 30, 2004 onward and during the term of the lease, the Company will have an option and a right of first refusal to purchase the factory facilities and the related land-use right at fair value at the respective option exercise date. The Company is also required to pay approximately $779 thousand annually as management and services fees for a total of six years starting from 30 days after the lessor hands over the newly constructed facilities to the Company.

Contingent liabilities

Hong Kong employees who have served the Company for not less than five years, are entitled to long service payments when their employment is terminated under certain conditions as stated in the Employment Ordinance of Hong Kong. The long service payments are determined on the basis of the number of years of service and final pay, less benefits set aside in the mandatory pension fund. Any liabilities for such post-employment benefits are accrued when they are probable of occurrence. As of April 30, 2003, the contingent liabilities in relation to the long service payment amounted to $2.3 million. No accrual is made as management considers the occurrence of this contingency is remote.

Litigation

On April 9, 2003, ASAT Holdings Limited and ASAT Inc. as co-plaintiffs initiated a lawsuit against Motorola, Inc. (“Motorola”) in the United States District Court for the Northern District of California by filing a complaint for Declaratory Judgment in a contract dispute arising out of the interpretation of certain defined terms in a patent cross license entered into between Motorola and QPL International Holdings Limited (“QPL”) on October 1, 1993 (the “Immunity Agreement”). The dispute relates to the understanding of the parties regarding the scope and range of royalty bearing assembled products covered in the Immunity Agreement. On April 10, 2003, Motorola filed an essentially identical complaint naming ASAT Holdings Limited and QPL International Holdings Limited as co-defendants in the United States District Court for the Northern District of Illinois. In its lawsuit in the Northern District of Illinois, Motorola is alleging that ASAT and QPL owe approximately $8,000,000 in back due royalties and that Motorola is entitled to receive additional interest at the rate of one percent per month on the alleged unpaid royalties. ASAT denies the allegations that it owes Motorola additional royalties in any amount beyond those already paid under the Immunity Agreement and ASAT intends to vigorously purse the litigation in the Northern District of California and to vigorously defend against and seeks to have the litigation stayed in the Northern District of Illinois. The Company believes it is too early to assess the range of possible liability at this stage, if any, and no amounts have been provided for such matters in the consolidated financial statements.

ASAT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

22.    Segment Information

The Company operates in a single business segment comprising the assembly and testing services of integrated circuits to customers in the semiconductor industry. It is the management’s view that assembly and testing services are of one business segment. The Company’s net sales are generated from the following geographical locations:

	2001	2002	2003
	$’000	$’000	$’000
Hong Kong	311,653	93,178	140,355
United States	176,662	59,591	83,266
France	3,294	2,356	—
Transfer between geographic areas	(151,373)	(52,717)	(73,531)

Total net sales	340,236	102,408	150,090

Intercompany sales between geographic areas were recorded at cost plus a mark-up. Such transfers, including unrealized profits, are eliminated on consolidation.

An analysis of net sales by geographic destination is as follows:

	2001	2002	2003
United States	56.2%	63.2%	55.5%
Asia (a)	31.7%	30.3%	43.2%
Hong Kong	5.6%	1.8%	0.1%
Europe	6.5%	4.7%	1.2%

	100.0%	100.0%	100.0%

(a)	Asia mainly represents Singapore, Taiwan, Japan, Malaysia, China (excluding Hong Kong) and Korea.

The geographical distribution of the Company’s identifiable assets are summarized as follows:

	2001	2002	2003
	$’000	$’000	$’000
Hong Kong	293,352	243,754	132,051
Asia (b)	9,587	2,929	3,471
United States	78,661	30,715	29,608
Germany	—	—	40
France	21,903	—	—

	403,503	277,398	165,170

(b)	For Company’s identifiable assets, Asia represents Singapore, China (excluding Hong Kong) and Korea.

23.    Major Customers

An analysis of percentage of sales to major customers is as follows:

	2001	2002	2003
Customer:
A	14.3%	22.7%	25.1%
B	11.9%	12.9%	14.5%
C	15.7%	11.3%	11.4%
D	11.4%	2.8%	7.8%
E	N/A	3.9%	4.4%
F	N/A	4.6%	2.6%

INDEX OF EXHIBITS

Exhibits	Description
1.1*	Restated Memorandum of Association of ASAT Holdings Limited.
1.2*	Restated Articles of Association of ASAT Holdings Limited.
2.2*	Form of Deposit Agreement between ASAT Holdings Limited and The Bank of New York.
2.3*	Form of ADR (included in Exhibit 4.1).
2.4*	Form of specimen certificate representing ordinary shares of ASAT Holdings Limited.
2.5**	Indenture dated as of October 29, 1999, between ASAT (Finance) LLC, ASAT Holdings Limited and its subsidiaries, and The Chase Manhattan Bank, as trustee.
2.6**	Form of New Note (included in Exhibit 2.5).
4.1†	ASAT Holding Limited Stock Option Plan.
4.3†	Form of ASAT Holdings Non-Qualified Stock Option Agreement.
4.4†††	Supply Agreement dated March 8, 2001 entered into among ASAT Limited, Talent Focus Limited and QPL Limited.
4.5††††	Lease Agreement dated as of August 8, 2002 between Dongguan Changan County Changshi Development Company and Timerson Limited.
8.0†††	Subsidiaries of the Registrant.
10.1†††	Letter re Andersen Assurances.
10.2†††††	Certification of the Chief Executive Officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
10.3†††††	Certification of the Chief Financial Officer of the Registrant pursuant to U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*	Incorporated herein by reference to Registrant’s Registration Statement on Form F-1 filed on July 7, 2000 (Registration No. 333-12124).
**	Incorporated herein by reference to Registrant’s Registration Statement on Form F-4 filed on December 29, 1999 (Registration No. 11292-01).
†	Incorporated herein by reference to Registrant’s Registration Statement on Form S-8 filed on February 13, 2001 (Registration No. 333-55464).
††	Incorporated herein by reference to Registrant’s Annual Report on Form 20-F filed on August 3, 2001.
†††	Incorporated herein by reference to Registrant’s Annual Report on Form 20-F filed on June 28, 2002.
††††	Filed herewith.
†††††	Furnished herewith.

E-1