Form 20-F
period 2004-04-30
ASAT HOLDINGS LTD
filed 2004-07-09
CIK 1102384

As filed with the Securities and Exchange Commission on July 9, 2004

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED APRIL 30, 2004

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 000-30842

ASAT Holdings Limited

(Exact name of Registrant as specified in its charter)

ASAT Holdings Limited

(Translation of Registrant’s name into English)

Cayman Islands

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

None

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Class	Number of shares outstanding as of April 30, 2004
Ordinary Shares, par value $0.01	676,972,865

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

Item 17  ☐        Item 18  ☒

PART I

PART II

PART III

GENERAL INFORMATION

In this Annual Report, the terms “we,” “us,” “our,” “our company,” “Company” and “ASAT” refer, as the context requires, either individually or collectively, to ASAT Holdings Limited (“ASAT Holdings”) and also to ASAT Limited (“ASAT HK”), ASAT, Inc., ASAT (Finance) LLC, Timerson Limited, ASAT (Cayman) Limited, ASAT Korea Limited, ASAT GmbH, ASAT (S) Pte Ltd., New ASAT (Finance) Limited, Newhaven Holdings Limited (“Newhaven”), RBR Trading Holding (Curaçao) N.V. (“RBR Antilles”) and R.B.R. Trading Holding B.V. (“RBR Netherlands”) which are each, direct or indirect, wholly owned subsidiaries of ASAT Holdings. Since ASAT S.A. has been under court administration since November 20, 2001, we no longer consolidate its financial results with our financial statements.

A “Glossary of Semiconductor Terms” set out definitions of technical terms used in this Annual Report.

We publish our financial statements in United States dollars, which are referred to as “Dollars” and “$”.

FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements and information that involve risks, uncertainties and assumptions. Forward-looking statements are all statements that concern plans, objectives, goals, strategies, future events or performance and underlying assumptions and other statements that are other than statements of historical fact, including, but not limited to, those that are identified by the use of words such as “anticipates,” “believes,” “estimates,” “expects,” “intends,” “plans,” “predicts,” “anticipates,” “projects” and similar expressions. Risks and uncertainties that could affect us include, without limitation, dependence on the highly cyclical nature of the semiconductor industry, our ability to rapidly develop and successfully bring to market advanced technologies and services, the incurrence of significant capital expenditures for manufacturing technology and equipment, the success of moving our assembly and test facilities from Hong Kong to Dongguan, operating new assembly and test facilities in China, our high leverage and the restrictive covenants contained in the agreements governing our indebtedness, fluctuating demand and continuous downward pressure on selling prices in the communications sector, inability to meet increased demands of customers, low capacity utilization rates, loss of a large customer, weaknesses in Asian economies, natural disasters, losses of power to our facilities in Dongguan, litigation with Motorola, volatility in the market prices of our ADSs, environmental regulation, fluctuations in foreign currency, uncertainty as to demand from our customers over both the long- and short-term, competitive pricing and declines in average selling prices we experience, the timing and volume of orders relative to our production capacity, complexity in our assembly processes, the availability of financing, competition and the greater operating and financial resources of competitors, ability to successfully complete potential acquisitions and integrate other parties into our business, dependence on raw material, equipment suppliers and the enforcement of intellectual property rights by or against us and the possible difficulties in obtaining additional financing. Should one or more of such risks and uncertainties materialize, or should any underlying assumption prove incorrect, actual outcomes may vary materially from those indicated in the applicable forward-looking statements. Any forward-looking statement or information contained in this document speaks only as of the date the statement was made.

All of our forward-looking statements made herein and elsewhere are qualified in their entirety by the risk factors discussed in Item 3 “Key Information—Risk Factors” and other cautionary statements appearing in Item 5 “Operating and Financial Review and Prospects” in this Annual report. These risk factors and statements describe circumstances which could cause actual results to differ materially from those contained in any forward-looking statement.

We do not intend to update or revise any forward-looking statements made herein to reflect actual results or changes in assumptions, future events or otherwise.

i

GLOSSARY OF SEMICONDUCTOR TERMS

This glossary contains definitions and other terms as they relate to our businesses and as they are used in this report. As such, these definitions may not correspond to standard industry definitions.

Array	A group of items (elements, leads, bonding pads, circuits, etc.) arranged in rows and columns.

BGA	A standard type of commodity semiconductor packaging known as a “ball grid array” where solder balls have been applied to the external electrical contacts on the package for subsequent use in electrically affixing the package to the corresponding leads on a printed circuit board.

Chip	An individual integrated circuit that has not yet been packaged. Also used as a generic term for semiconductor devices. Often called a “die”.

Chipset	Two or more chips designed to perform as a unit for one or more functions.

Chipscale packages	Any semiconductor package in which the package is approximately 1.2 times the size of the semiconductor chip.

Deposition	A term applied to growing thin layers within in a vacuum condensation mode, or via electroplating techniques.

Die	A synonym for a semiconductor “chip”.

Encapsulation	Enclosing the die in an organic medium which protects the die and wire bonds from the environment.

fpBGA	Fine Pitch Ball Grid Array. A distinct technically evolved version of a BGA package, mounted on tape substrate, that has a solder ball pitch of less than 1.0 mm.

FxBGA	A new and flexible advanced BGA package that is thinner, has a higher circuit density and improved electrical and thermal performance.

Flip chip	Type of PBGA package which uses an array of solder bumps on the bottom of the semiconductor chip to connect the chip to the balls on the bottom of the package.

Input/Output	A connector which interconnects the chip to the package or one package level to the next level in the hierarchy. Also referred to as pin-out connections or terminals. Sometimes referred to as “I/O.”

Integrated circuit	A combination of two or more transistors on a base material, usually silicon. All semiconductor chips, including memory chips and logic chips, are very complicated integrated circuits with thousands of transistors.

Laminate substrate	An organic substrate used for the routing of PBGA products between the chip pads and the solder ball pads.

Leadframe	A metal frame designed to connect to the bonding pads of the chip by lead, that provides rigidity, heat dissipation and electrical connection to external points.

LPCC	Our trademarked acronym for our Leadless Plastic Chip Carrier, a leadframe based chipscale package. The LPCC is the trademark for ASAT’s QFN product family.

Mixed signal products	Products that can process both digital and analog data signals.

Molding	Encapsulating the chip, leadframe and wirebondings in molded plastic with leads protruding. The molded plastic is an epoxy based material called “molding compound.”

ii

MSL-1 Capability	Process technology which allows our leadframe based packages to achieve moisture sensitive level one. This technology allows for an assembled product shelf life of essentially unlimited duration.

MSP Technology	Multi-System in a Package Technology is customer specific technology incorporating multi-functions of a circuit in a single package.

PBGA	The acronym for a standard type of commodity BGA packaging known as “plastic ball grid array”, where the chip is placed on top of a laminate plastic substrate that has a grid of solder balls underneath for use in connecting the packaged device to a printed circuit board.

Pitch	The center-to-center distance between adjacent leads on a package.

Power management system	A class of semiconductor packages that incorporate features to increase the thermal dissipation properties of the package.

Printed circuit board	A laminate sheet made of organic materials with metallic interconnects into which integrated circuits are soldered. Wires on the board connect the circuits with each other, forming a larger functional unit. Printed circuit boards generally are a subsystem within a larger electronic system.

QFN	The acronym for the industry standard leadless chipscale package known as the “quad flat pack no lead” package type.

QFP	The acronym for the Quad Flat Pack, which is a semiconductor package with leads on all four sides attached to a printed circuit board by surface mounting.

SiP	The acronym for “system-in-package” devices. SiP packages contain numerous electrically interconnected active and passive semiconductor components.

Solder ball	A tin and lead alloy sphere that is attached to a BGA substrate to allow for printed circuit board attachment.

Substrate	The underlying material upon which a device, circuit, or epitaxial layer is fabricated, normally a silicon wafer.

Surface mounting	A printed circuit board packaging technique in which the leads (pins) on the chips and components are soldered directly onto the top of the board.

TAPP	Our trademarked acronym for our Thin Array Plastic Packaging Technology which provides metallic contacts to the circuit board allowing high density circuitry in a small footprint package.

TBGA	Tape Ball Grid Array, which is a BGA package with a more flexible substrate and higher density than conventional plastic packages.

TQFP	Thin Quad Flat Package, which is a standard leaded package.

Wafer	Thin, round, flat piece of silicon that is the base of most integrated circuits. Many individual semiconductor die are fabricated at the same time on one wafer. These die are then saw-singulated into individual semiconductor die or chips.

Wire bonding	The method used to attach very fine wire to semiconductor components in order to provide electrical continuity between the semiconductor chip and a terminal in the lead frame or substitute.

iii

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

SELECTED FINANCIAL DATA

The following table represents selected historical consolidated financial data for ASAT for the five-year period ended April 30, 2004. The selected historical consolidated financial data below as of April 30, 2003 and 2004 and for the years ended April 30, 2002, 2003 and 2004 were derived from our audited consolidated financial statements as of such dates and for such periods included elsewhere in this Annual Report. The selected historical consolidated financial data below as of April 30, 2000, 2001 and 2002 and for the years ended April 30, 2000 and 2001 were derived from our audited consolidated financial statements as of such dates and for such periods, not included in this Annual Report. The financial information included in this Annual Report does not reflect our results of operations, financial position and cash flows in the future and our past operating results are no guarantee of our future operating performance. In this Annual Report, all references to fiscal years are to the Company’s fiscal years ended April 30th, thus the fiscal year 2004 refers to the fiscal year ended on April 30, 2004.

The selected historical consolidated financial data is qualified by reference to, and should be read in conjunction with, Item 5 “Operating and Financial Review and Prospects” and our consolidated financial statements and the related notes, included elsewhere in this Annual Report.

	Fiscal Year Ended April 30,
	2000	2001	2002	2003	2004
	(In thousands of dollars, except for share and ADS data)
Statement of Operations Data:
Net sales	$312,131	$340,236	$102,408	$150,090	$214,674
Cost of sales	199,636	244,484	132,533	140,366	174,275

Gross profit (loss)	112,495	95,752	(30,125)	9,724	40,399

Operating expenses:
Selling, general and administrative expenses	26,453	37,631	30,368	24,215	24,775
Research and development	4,676	5,954	6,437	5,299	4,562
Reorganization expenses	—	2,603	2,327	713	—
Impairment of property, plant and equipment	12,340	—	—	81,807	2,387
Facilities charge	—	—	—	—	306
Non-recoverable and unutilized architectural cost	—	—	4,500	—	—
Write-off in relation to ASAT S.A.	—	—	24,285	—	—

Total operating expenses	43,469	46,188	67,917	112,034	32,030

Income (Loss) from operations	69,026	49,564	(98,042)	(102,310)	8,369
Other income (expense), net(1)	1,048	6,451	(1,499)	1,709	689
Charges on early extinguishment of debt (3)	—	(13,126)	—	—	—
Charges on early redemption of 12.5% senior notes (4)	—	—	—	—	(10,346)
Interest expense	(18,994)	(18,119)	(14,246)	(13,652)	(15,425)
Recapitalization costs(2)	(6,813)	—	—	—	—

Income (Loss) before income taxes	44,267	24,770	(113,787)	(114,253)	(16,713)
Income tax (expense) benefit	(9,558)	(5,350)	10,960	15,174	(4)

Net income (loss)	$34,709	$19,420	$(102,827)	$(99,079)	$(16,717)

Net income (loss) per share (basic and diluted)(5)	$0.06	$0.03	$(0.15)	$(0.15)	$(0.02)

Net income (loss) per ADS (basic and diluted)(5)	$0.30	$0.15	$(0.77)	$(0.74)	$(0.12)

Weighted average number of shares outstanding(5)	576,000,000	654,962,375	669,218,720	668,947,000	671,721,610
Weighted average number of ADSs outstanding(5)	115,200,000	130,992,475	133,843,744	133,789,400	134,344,322

	As of April 30,
	2000	2001	2002	2003	2004
	(In thousands of dollars)
Balance Sheet Data (at end of year):
Cash and cash equivalents	$10,892	$79,880	$34,499	$25,775	$62,610
Total assets	283,481	403,503	277,398	165,170	227,019
Total debt (6)	198,217	97,837	98,131	98,705	150,000
Total shareholders’ equity	14,124	250,566	147,201	48,099	33,782

	Fiscal Year Ended April 30,
	2000	2001	2002	2003	2004
	(In thousands of dollars)
Other Data:
EBITDA(7)	$86,374	$75,556	$(60,238)	$(70,381)	$23,567
Net cash provided by (used in) operating activities	81,720	58,163	(28,864)	(2,342)	15,932
Net cash used in investing activities	(69,814)	(104,049)	(15,699)	(6,359)	(24,095)
Net cash (used in) provided by financing activities	(2,423)	114,874	(650)	—	45,033
Depreciation of property, plant and equipment and amortization of noncompete covenants	24,150	33,109	39,303	30,220	24,855
Amortization of deferred charges and debt discount	1,363	1,775	1,476	1,497	1,479
Capital expenditures	56,036	108,743	19,625	6,940	28,530

(1)	Other income (expense), net mainly consists of interest income, rental income, gain (loss) on disposal of property, plant and equipment, gain (loss) on disposal of other assets, unapplied payment from customers, bad debt recovered, legal claim, insurance claim and write-back of long outstanding payable balances. See Note 14 of the notes to our consolidated financial statements included in this Annual Report.

(2)	Reflects costs incurred in connection with our recapitalization in October 1999.

(3)	Reflects charges incurred in connection with the early repayment of our $40.0 million bank term loan, the $17.0 million outstanding balance on our revolving credit facility and early redemption of 35% of our 12.5% senior notes, net of income tax benefit of $1.1 million in fiscal year ended 2001. In April 2002, FASB issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections.” The provisions of this Statement applied by the Company in fiscal year 2004. This Statement made revisions to the accounting for gains and losses from the extinguishment of debts to require that extinguishment of debts is no longer automatically eligible to be classified as an extraordinary item and must be retroactively restated into ordinary net income unless the loss qualifies as extraordinary under certain criteria. Accordingly, the Company reclassified the loss of $13.1 million on early extinguishment of debt in fiscal year 2001 as required by the standard.

(4)	Reflects charges incurred in connection with the early redemption of our remaining 12.5% senior notes, which included $6.3 million for the early redemption premium and $4.0 million for the non-cash write-off of deferred financing costs and debt discount in fiscal year ended 2004.

(5)	The computation of net income (loss) per share (basic and diluted) is calculated as the net income (loss) for the year divided by the weighted average number of shares outstanding during the year, as adjusted on a retroactive basis for periods presented prior to fiscal year 2001 to reflect the 576,000,000 ordinary shares issued and outstanding following a share dividend of 47 ordinary shares for each outstanding ordinary share, which we undertook contemporaneously with completion of the offering of our American Depository Shares (“ADS”). The computation of net income (loss) per share (basic and diluted) for the years ended April 30, 2001, 2002, 2003 and 2004 is based on a weighted average number of ordinary shares during the year in the amount of 654,962,375, 669,218,720, 668,947,000 and 671,721,610 respectively. Each ADS represents five ordinary shares.

(6)	Debt consists of bank debt, senior notes and capital lease obligations. At April 30, 2004, debt included 9.25% senior notes. At April 30, 2003 and 2002, debt included the 12.5% senior notes. At April 30, 2001, debt included the 12.5% senior notes and capital lease obligations. At April 30, 2000, debt included the 12.5% senior notes, the term loan facility and the revolving credit facility.

(7)	“EBITDA” is defined in this Annual Report as net income (loss), before interest expense, income tax (expense) benefit and depreciation of property, plant and equipment. EBITDA is presented because management believes that it will provide useful information regarding our ability to serve and/or incur debt and to meet our capital expenditure and working capital requirements. EBITDA should not be considered in isolation or as a substitute for operating income (loss), cash flows from operating activities and other income or cash flow statement data prepared in accordance with generally accepted accounting principles in the United States of America or as a measure of ASAT’s profitability or liquidity.

EBITDA includes the following charges:

In fiscal year ended 2004, the Company incurred $10.3 million charges on early redemption of 12.5% senior notes, $2.4 million impairment of property, plant and equipment and $306 thousand facilities charges.

In fiscal year ended 2003, the Company incurred $81.8 million non-cash impairment of property, plant and equipment, $3.0 million specific and non recurring inventory write down and $713 thousand reorganization expenses.

In fiscal year ended 2002, the Company incurred $24.3 million write-off in relation to ASAT S.A., $4.5 million non-recoverable and unutilized architectural cost, $4.0 million specific and non recurring inventory write down and $2.3 million reorganization expenses.

In fiscal year ended 2001, the Company incurred $13.1 million charges for the early extinguishment of debt, $2.6 million reorganization expenses, $2.2 million specific and non recurring inventory write down and $442 thousand amortization of noncompete covenants.

In fiscal year ended 2000, the Company incurred $12.3 million impairment of property, plant and equipment, $6.8 million recapitalization cost and $1.0 million amortization of noncompete covenants.

As a measure of our operating performance or liquidity, we believe that the most directly comparable measures to EBITDA are net income (loss) and net cash provided by (used in) operating activities. The following table reconciles our net income (loss) and net cash provided by (used in) operating activities to our definition of EBITDA on a consolidated basis for each of the five years ended April 30, 2000, 2001, 2002, 2003 and 2004.

	Fiscal Year Ended April 30,
	2000	2001	2002	2003	2004
	(In thousands of dollars)
EBITDA(7)	$86,374	$75,556	$(60,238)	$(70,381)	$23,567
Add (Less):
Depreciation of property, plant and equipment	(23,113)	(32,667)	(39,303)	(30,220)	(24,855)
Income tax (expense) benefit	(9,558)	(5,350)	10,960	15,174	(4)
Interest expense including amortization of deferred charges and debt discount	(18,994)	(18,119)	(14,246)	(13,652)	(15,425)

Net income (loss)	34,709	19,420	(102,827)	(99,079)	(16,717)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation of property, plant and equipment and amortization on noncompete covenants	24,150	33,109	39,303	30,220	24,855
Amortization of deferred charges and debt discount	1,363	1,775	1,476	1,497	1,479
Stock-based compensation	—	—	—	—	284
Deferred income taxes	1,806	4,693	(11,505)	(15,180)	—
Loss (Gain) on disposal of property, plant and equipment	608	(392)	160	15	(83)
Loss on disposal of other assets	—	—	4,166	—	—
Write-off in relation to ASAT S.A.	—	—	24,285	—	—
Provision for doubtful accounts	(580)	(212)	1	—	—
Non-cash impairment of property, plant and equipment	12,340	—	—	81,807	2,337
Non-recoverable and unutilized architectural cost	—	—	4,500	—	—
Non-cash write-off of deferred charges	—	5,496	—	—	2,482
Non-cash write-off of debt discount	—	—	—	—	1,567
Cost incurred by QPL on behalf of ASAT	701	—	—	—	—
Others	156	(46)	—	—	—
Change in working capital, net	6,467	(5,680)	11,577	(1,622)	(272)

Net cash provided by (used in) operating activities	$81,720	$58,163	$(28,864)	$(2,342)	$15,932

Exchange Rate Information

The Hong Kong dollar is freely convertible into other currencies (including the U.S. dollar). Since 1983, the Hong Kong dollar has effectively been officially pegged to the U.S. dollar at the rate of approximately HK$7.80 = US$1.00. The market exchange rate of the Hong Kong dollar against the U.S. dollar continues to be influenced by the forces of supply and demand in the foreign exchange market. However, the Hong Kong government, acting through the Hong Kong Monetary Authority, has a number of means by which it may act to maintain exchange rate stability. We cannot assure you that the Hong Kong government will maintain the peg at HK$7.80 to US$1.00 or at all. Exchange rates between the Hong Kong dollar and other currencies are influenced by the rate between the U.S. dollar and such other currencies.

RISK FACTORS

Risks relating to our businesses include the following:

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

Beginning in the fourth quarter of calendar year 2000, the semiconductor industry experienced a severe downturn. Accordingly, our customers cut back production orders, reflecting inventory corrections and lower demand experienced in their end-user markets. This downturn had a very pronounced and adverse effect on our sales and financial performance. In particular, we suffered the adverse implications of declining average selling prices, or ASPs, for assembled units. In part, this decline in ASPs reflected a shift in product mix to lower cost devices. However, a significant part of this decline in ASPs resulted from external pricing pressures throughout the downturn. In the event of future ASPs declines, we will need to continue to expand our production capacity and through-put to maintain or increase our revenues.

We believe the semiconductor industry began a modest recovery in the second quarter of calendar year 2002 and the overall demand for semiconductors has picked up significantly since the second quarter of calendar year 2003. However, any future downturn in the semiconductor industry similar to the last downturn would adversely affect our business, financial condition and results of operations and further erode our cash position. In that regard, if the downturn were to reoccur, we may be required to seek new financing. We may not be able to obtain any new financing on acceptable terms or at all. We may also be required to reduce our capital expenditures, which in turn could hinder our ability to implement our business plan, including the move of a substantial portion of our manufacturing facilities to Dongguan, China, and to maintain our competitiveness. Because of the downturn in the industry and the uncertainty of the recent gradual recovery, we continue to re-evaluate our product mix and the direction of our business. This re-evaluation as a result of the downturn led to significant write-down of property, plant and equipment in the amount of $81.8 million for the year ended April 30, 2003, and may necessitate additional write-downs in the future.

Our ability to rapidly develop and successfully bring to market advanced technologies and services is important to maintaining our competitive position and profitability.

The semiconductor industry is characterized by rapid technological developments and our research and development efforts may not yield commercially viable packages or test services to keep up with these technological changes. Any inability to meet our customers’ schedules for new product introductions could affect our revenue, growth and future customer relationships. Our customers seek advanced and quick time-to-market assembly and test capabilities for their increasingly complex end-user applications. Failure to advance our designs and process technologies successfully and in a timely manner could have a material adverse effect on our competitiveness and our profitability. Technological advances typically lead to rapid and significant decreases in prices for older products. Extended reliance on older products would reduce our gross margins and profitability, as prices decline in the face of newer, higher performance products.

We could be required to incur significant capital expenditures for manufacturing technology and equipment to remain competitive.

Semiconductor manufacturing has historically required, and in the future is likely to continue to require, a constant upgrading of process technology to remain competitive, as new and enhanced semiconductor processes are developed which permit the manufacture of smaller, more efficient and more powerful semiconductor devices. Our assembly and test facilities have required and will continue to require significant investments in manufacturing technology and equipment in the future. We have made substantial capital expenditures and installed significant production capacity to support new technologies and increase production volume. In addition, in connection with Phase II of our move to Dongguan, China, we expect to increase our capital expenditures in order to implement this move. Even though we cannot presently estimate the amount of this increase in capital expenditures beyond our fiscal year 2005, it could be significant. We cannot assure you that we will have sufficient capital resources to make further necessary investments in manufacturing technology and equipment. In addition, due to the long lead-times involved in the pre-deployment development and product qualification activities that must precede a new product release, we may be called upon to make substantial investments in both package design efforts and in new manufacturing equipment well in advance of our being able to record appreciable revenues derived from those new products. Further, during each stage of the long qualification process required by customers for our products, which could take up to six months to complete, there is a substantial risk that we will have to abandon a potential assembly or test service which is no longer marketable or technologically feasible or competitive and in which we have invested significant resources. Even if we are able to qualify new packages, a significant amount of time will have elapsed between our investment in new packages and the receipt of any related revenues.

Because our industry is highly competitive and many of our competitors have greater operating and financial resources, we may not be able to secure new customers or maintain our customer base.

The semiconductor packaging and test industry is highly competitive, with more than 40 independent providers of semiconductor assembly services worldwide. We believe our principal competitors include Advanced Semiconductor Engineering, Inc., Amkor Technology, Inc., ChipPAC, Inc., Carsem Semiconductor Sdn. Bhd. (a division of the Hong Leong Group), Siliconware Precision Industries Co., Ltd. and ST Assembly Test Services Ltd. Many of our competitors have greater operating capacity, financial resources than we do and have proven research and development and marketing capabilities. If demand for semiconductor assembly and test services were to continue to increase, our competitors would be at an advantage capturing this increased demand by utilizing their greater financial resources to more rapidly increase capacity. Many of our competitors also have established relationships with many large semiconductor companies that are current or potential customers of us. Further, lengthy qualification periods and a familiarity between potential customers and their current assembly service providers may limit our ability to secure new customers.

We also compete indirectly with the in-house assembly and test service resources of many of our largest customers, the integrated device manufacturers, or IDMs. These IDM customers may decide to shift some or all of the assembly and test services to internally sourced capacity.

Due to this highly competitive environment, we may experience difficulties in securing business from new customers, additional business from our existing customers or even maintaining our current level of business with our existing customers. In addition, if the trend for semiconductor companies to outsource their packaging needs does not continue, we may not be able to maintain our customer base.

If any of our competitors grow through acquisitions and we are unable to similarly grow, we may have difficulties competing against those competitors in terms of volume production, price competitiveness and array of services.

Some of our competitors with greater financial resources have been able to grow through acquisitions. There have been instances where one of our competitors has acquired the entire back end assembly operations of an IDM. A recent example occurred when Amkor acquired a substantial portion of the IBM assembly and test operations in China and Singapore. As a result of growth through acquisitions, these competitors may have increased capacity and may be better positioned to increase their market share by decreasing prices. Additionally, as a result of such acquisitions, these competitors may be able to provide a broader array of services. If we are unable to grow our business through acquisitions, we may have difficulties competing successfully against these competitors. A recent example of such merger and acquisition activities among our competitors would be the announced acquisition of ChipPAC, Inc. by ST Assembly Test Services Ltd. In addition, the indenture that governs our 9.25% senior notes due 2011 requires us to comply with certain covenants that limit our ability to enter into mergers or consolidations.

We face risks associated with potential acquisitions, investments, strategic partnerships or other ventures, including whether we can identify opportunities, complete the transactions and integrate the other parties into our business.

We believe that the semiconductor packaging industry may undergo consolidation, both with regard to consolidation among independent assembly service providers and with respect to the outsourcing of in-house assembly capacity of semiconductor IDMs. We believe it may become increasingly important to acquire or make investments in complementary businesses, facilities, technologies, services or products, or enter into strategic partnerships with parties who can provide access to those assets, if appropriate opportunities arise. From time to time we have had discussions with companies regarding our acquiring, investing in or partnering with their businesses, products, services or technologies, and we regularly engage in such discussions in the ordinary course of our business. We may not be able to identify suitable acquisition, investment or strategic partnership candidates, which may place us at a disadvantage if our competitors are able to grow their market share through acquisitions. If we do identify suitable candidates, we may not be able to complete those transactions on commercially acceptable terms or at all. If we acquire another company, we could have difficulty in integrating that company’s personnel, products, operations and technology. In addition, the key personnel of the acquired company may decide not to work for us. These difficulties could disrupt our ongoing business, distract our management and employees and increase our expenses.

Our assembly processes are complex and prone to error, which may create defects and adversely affect production yields.

Assembly services are prone to human error and equipment malfunction. Defective packages may also result from:

•	improper programming of customer specified manufacturing instructions;

•	contaminants in the manufacturing environment;

•	equipment deviations from process specifications;

•	the use of defective raw materials; or

•	defective vendor provided leadframes or component parts.

These factors have periodically contributed to lower production yields and may continue to do so, particularly in connection with any expansion of capacity or change in processing steps. In addition, our production yields on new packaging technologies could be lower during the period necessary for us to develop the requisite expertise and experience with these processes. Any failure by us to maintain high quality standards or acceptable production yields, if significant and sustained, could result in the delays in shipments, increased costs or cancellation of orders, which could have a material adverse effect on our business, financial condition and results of operations.

In order to meet customer demands for one stop design, assembly and test services, we may be required to add new test equipment, which can be very capital intensive and may not result in expected revenues and/or margins.

We provide our customers with one stop package design, assembly and test services. Many of our customers seek to do business with independent assemblers who can provide a full range of assembly and semiconductor test services, particularly testing of mixed-signal semiconductors which perform both analog and digital functions. In order to satisfy such customer demands, we may be called upon to acquire additional test equipment capacity, which could require us to increase our capital expenditures on test equipment. Additionally, the use of mixed-signal test equipment involves complex software programming and the use of sophisticated and expensive equipment operated by a highly skilled workforce. However, customers requesting these types of test services are typically not willing to commit to the utilization of such additional capacity beyond their short-term forecasts. If these customers do not place these expected orders or we experience a general decrease in demand for our test services, we could have excess capacity and low utilization rates for our test equipment, which could increase our costs and negatively affect our expected revenues and/or margins. In addition, any failure by us to provide one stop design, assembly and test services could result in the loss of customers or sales of our services, which could have a material adverse effect on our business, financial condition and results of operations.

We have been operating at a net loss for each year since the fiscal year ended April 30, 2002.

We have been operating at a net loss for each year since the fiscal year ended April 30, 2002. Our net losses for the fiscal years ended April 30, 2002, 2003 and 2004 were $102.8 million, $99.1 million and $16.7 million, respectively. We cannot assure you that we will return to profitability.

Our principal market is in the communications sector which is subject to fluctuating demand and continuous downward pressure on selling prices.

A significant percentage of our net sales is derived from customers who use our assembly or test services for semiconductor devices used in the communications sector. This sector has been subject to extreme fluctuations in demand and, as a result, in the past we have experienced a prolonged industry-wide slowdown in demand in the communications sector, even though this sector appears to have shown signs of stabilization in calendar year 2003. Historically, the average selling price of communications products has continued to decrease, and the resulting pricing pressure on services provided by us has led to reductions in our net sales and decreasing margins. For the past three years, we have embarked upon a strategy to diversify our customer base and reduce dependency on the communications sector. However, the execution of our strategy continues to take time and may ultimately not be successfully implemented, especially if other independent assembly and test companies were to focus on the same market sectors that we have targeted. If we are unable to successfully implement our diversification strategy, our financial condition and results of operations could be materially adversely affected.

We may be unable to meet the increased demands of our customers, which could have a negative impact on our results of operations.

Our facilities historically had sufficient assembly and test services capacity to meet the demands of our customers. Beginning in the July 2003 quarter, there was a significant increase in overall semiconductor demand for some of our products and services, and in the April 2004 quarter our assembly processes were nearly at full capacity with a utilization rate of approximately 80% per quarter. A utilization rate of greater than 80% is considered to be operating effectively at full capacity due to the downtime required to change shifts and service machinery. Running equipment at full capacity for a lengthy period of time can have a negative impact on quality and cause bottle-necks in product through put which can result in missed scheduled delivery dates. Moreover, because the semiconductor assembly and test services business requires investment in expensive capital equipment and is characterized, from time to time, by intense demand, limited supply and long delivery cycles, we may not be able to readily increase our operating capacity. This would lead to a loss of sales of our assembly and test services, which could ultimately lead to a loss in market share and have a negative impact on our results of operations.

Our profitability has in past periods been affected by low capacity utilization rates, which are significantly influenced by factors outside of our control.

As a result of the capital intensive nature of our business, our operations are characterized by high fixed costs. Consequently, insufficient utilization of installed capacity can negatively affect our profitability. For example, in fiscal year 2003, our capacity utilization rates ranged from averages of approximately 42% to 67% per month for our assembly operations as a result of the weak demand for our assembly and test services resulting from the prolonged downturn in the semiconductor industry. If we experience low capacity utilization in future periods, our financial condition and results of operations could be adversely affected.

We generate a significant amount of revenue from a limited number of customers. The loss of, or reduced purchases by, one or more of our larger customers may have an adverse effect on our results of operations.

For the fiscal year ended April 30, 2004, our top five largest customers by net sales accounted for approximately 56.8% of net sales and our top ten largest customers by net sales accounted for approximately 74.3% of net sales. Our largest customer for that same year by net sales accounted for approximately 19.0% of net sales. For the year ended April 30, 2003, our top five customers by net sales accounted for approximately 63.2% of net sales and our top ten customers by net sales and accounted for approximately 77.5% of net sales. For the year ended April 30, 2003, our largest customer for that same period by net sales accounted for approximately 25.1% of net sales. If any key customer were to significantly reduce its purchases from us, our results of operations would likely be adversely affected. While sales to major customers may vary from period to period, a major customer that permanently discontinues or significantly reduces its purchases from us could be difficult to replace.

In line with industry practice, new customers usually require us to pass a lengthy and rigorous qualification process that can take up to six months at a significant cost to the customer. As a result, customers are reluctant to qualify new assembly and test service providers and it may be difficult for us to attract new major customers and/or break into new markets. In addition, if we fail to qualify packages with potential customers or customers with which we have recently become qualified do not use our services, then our customer base could become more concentrated with an even more limited number of customers accounting for a significant portion of our revenues. Furthermore, we believe that once a semiconductor company has selected a particular assembly and test company’s services, the semiconductor company generally relies on that vendor’s packages for specific applications and, to the extent possible, subsequent generations of that vendor’s packages. Accordingly, it may be difficult to achieve significant sales from a customer once it selects another vendor’s assembly and test services.

Because a significant portion of our production is in Asia, we are vulnerable to weaknesses in the economies of Asian countries.

Most of our important suppliers of raw materials, leadframes and the semiconductor chips delivered to us for assembly and test are located in Asia. Substantially all our customers are United States or European multinational companies and nearly 100% of our invoices are billed in U.S. Dollars. We estimate that approximately 49.2% of our net sales during the year ended April 30, 2004 and 43.2% of our net sales during the year ended April 30, 2003 represented packages shipped to distribution centers and destinations within Asia. These factors raise a number of financial, operational and business risks, including:

•	exposure to regional economic and political developments;

•	changes in local intellectual property laws and commercial laws;

•	the imposition of local currency controls;

•	adverse changes in local tax law, customs duties and procedures and the like;

•	transportation difficulties; and

•	unfavorable changes to import/export regulations and procedures.

These factors could adversely affect both our operations and the operations of our suppliers and customers. In addition, the sharp economic downturn in Asia in recent years adversely affected our business by reducing demand for our customers’ products in Asia. Future economic downturns in Asia or elsewhere would likely be detrimental to our business, financial condition and result of operations.

In moving our assembly and test facilities from Hong Kong to Dongguan, China, we may experience unanticipated costs, delays or business interruptions, which could adversely affect our financial condition and results of operations.

In August 2002, we entered into a 15-year lease agreement and a 6-year management agreement with the Dongguan Changan County Changshi Development Company, or “Changshi”, our development partner in the Zhenan Technology and Industrial Park, Changan County, Dongguan City in Dongguan, China. In August 2003, during Phase I of our move to China, construction of a modern 180,000 square foot facility was completed by Changshi to our specifications. Shortly thereafter, we started moving assembly equipment to this newly built, leased assembly and test facility. We have completed our internal qualification and customer qualification runs for the LPCC, TAPP and fpBGA product lines at this new facility. We have received our first orders for volume production for our Phase I China facility and expect to achieve significant commercial production during our July 2004 quarter. We also anticipate that we will have transferred approximately one-half of our current installed assembly and test capacity, measured as of the April 2004 quarter, to China by the end of our January 2005 quarter.

In the July 2004 quarter, construction on a 300,000 square foot Phase II factory building immediately adjacent to the Phase I facility was commenced. As with our Phase I facility, we entered into a long term lease agreement with Changshi and its subsidiary that holds the subject land use rights, Dongguan Changan ASAT Semiconductor Assembly and Test Factory, in May 2004 to construct this factory building. Under the terms of the lease agreement, we will lease the completed Phase II factory building from Changshi for a period of 15 years. The Phase II factory building is expected to house substantially all of the balance of our Hong Kong manufacturing operations plus provide space for the future expansion of our assembly and test operations.

We may experience unexpected costs or delays in moving our assembly and test equipment to the new facility during Phase I and/or II, which could have a material adverse impact on our financial condition and results of operations. In addition, we may not be able to achieve such results by such dates if our move is delayed for any reason, if we encounter other unexpected delays or if our customers fail to agree to qualify their products for assembly and/or test in this new facility. Any interruption in manufacturing or delays in shifting capacity to our China plant would have a material adverse impact on our financial condition and results of operations.

We have a new partner in China and do not have any significant experience working with this partner. Decisions that our partner makes in China with respect to our facility may not be consistent with our interests.

Our development partner in China, Changshi, is an entity established by the Dongguan government to develop and manage several newly designated industrial parks in Changshi prefecture Chang An town, Dongguan City, Guangdong Province. We believe that the interests of Changshi currently are aligned with our interests and their performance during the construction and facilitization of the Phase I facility met or exceeded our expectations with respect to the quality and timeliness of the construction of the Phase I facility. However, Changshi may not continue to perform at these levels or at all during the course of constructing the Phase II facility. Moreover, pursuant to our agreements with Changshi, they must now assist us in operating the Phase I facility to our requirements over a period of several years. In that regard, we do not have any significant experience working with Changshi. As a result, we could experience difficulties in our relationship with Changshi, and the decisions made by Changshi may not be consistent with our interests, which in either case could be disruptive to our operations. In addition, if Changshi were to breach one or more of their agreements with us, we would be called upon to initiate binding arbitration in Beijing before the China International Economic and Trade Arbitration Commission. The outcome of any such arbitration would be controlled by Chinese law and could be time consuming and unfavorable to us.

Operating a new facility in China can be fraught with uncertainty and there can be no assurances that this China facility will bring intended benefits to us.

Many legal, operational and financial risks may prevent us from realizing our intended benefits in China in connection with our move of manufacturing operations to Dongguan, China. These risks include:

•	economic, political and social uncertainties in China;

•	changes in, or the arbitrary enforcement of, commercial laws, currency controls, import tariffs and duties, customs regulations, and taxation laws in China;

•	local infrastructure problems, such as electrical power interruptions, in an area that has only recently undergone a very rapid industrial development;

•	quality problems arising from the start up of new manufacturing processes by operators who lack experience with our sophisticated manufacturing equipment;

•	transportation difficulties that may be encountered in receiving supplies and/or in shipping finished products by land or by air;

•	an unwillingness or hesitancy on the part of customers to qualify their products in the new facility;

•	an inability to attract and retain sufficient and qualified engineering and management talent and resources;

•	measures which may be introduced to control inflation or deflation;

•	changes in the rate or method of taxation;

•	fluctuations in the value of the Chinese Renminbi currency;

•	modifications to fiscal, banking or monetary policies to reduce the rate of future grown in China; and

•	imposition of additional restrictions on currency conversion and remittances abroad.

While China’s economy has experienced significant growth in the past twenty years, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall economy in China, but may also have a negative effect on us. For example, our operating results and financial condition may be adversely affected by governmental control over capital investments or changes in tax regulations applicable to us.

The economy in China has been transitioning from a planned economy to a more market-oriented economy. Despite recent transitions to a market-oriented economy, a substantial portion of productive assets in China is still owned by the Chinese government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. It also exercises significant control over China’s economic growth through allocation of resources, controlling payment of foreign currency denominated obligations, setting monetary and banking policy and providing preferential treatment of particular industries or companies.

The Chinese legal system is based on written statutes. These statutes remain largely untested and prior court decisions interpreting them may be noted for reference but have limited precedential value. Since 1979, the Chinese government has promulgated laws and regulations dealing with economic matters such as foreign investment, corporate organization and governance, commerce, taxation and trade. However, because these laws and regulations are relatively new and because of the limited volume of published cases and their non-binding nature, interpretation and enforcement of these laws and regulations involve significant uncertainty. In addition, as the Chinese legal system develops, changes in such laws and regulations, their interpretation or their enforcement may lead to additional restrictions on our business.

With most of our operations conducted in two facilities in Hong Kong and with our new facility scheduled to become operational in Dongguan, China within the next few months, we are vulnerable to natural disasters, and other disruptive regional events, which could cause us to lose revenue and perhaps lose customers.

We currently conduct substantially all of our assembly operations in one of our facilities in Hong Kong and our test operations at another facility in Hong Kong and we expect to achieve significant commercial production at our newly leased Phase I China facility during our July 2004 quarter. Significant damage or other impediments to any of these facilities, whether as a result of fire, weather, disease, civil strife, industrial strikes, breakdowns of equipment, difficulties or delays in obtaining imported spare parts and equipment, natural disasters, terrorist incidents, industrial accidents or other causes could temporarily disrupt or even shut down our operations, which would have an adverse effect on our financial condition and operating results. For example, our existing operations in Hong Kong and our future operations in Dongguan are both vulnerable to regional typhoons that can bring with them destructive winds and torrential rains which can in turn cause plant closures and transportation interruptions.

With respect to our facilities in Hong Kong, we maintain insurance, including business interruption insurance, against some, but not all, of these events. With respect to the facility in Dongguan, China, Changshi has procured insurance covering the buildings and public liability insurance and we have procured insurance covering the contents of the buildings and public liability insurance. Because significant commercial production has not started at the facility in Dongguan, neither we nor Changshi have procured business interruption insurance. We cannot assure you that our insurance or the insurance procured by Changshi would be adequate to cover any direct or indirect loss or liability resulting from those events.

Our new facility is scheduled to become operational in Dongguan, China within the next few months and any disruptions in available power supply in Dongguan could disrupt our operations, reduce our revenues and increase our expenses.

Approximately one-half of our current installed assembly and test capacity, measured as of the April 2004 quarter, is expected to be transferred to the Dongguan factory by the end of our January 2005 quarter. Our assembly and test operations in China are dependent on a reliable source of electrical power. For economic and continuous manufacturing operations, we are dependent on electrical power supplied by state run power generating facilities. Although we have installed back-up generators in our new China facility and have dedicated power lines and substations, we will remain dependent on state supplied electrical power. China is now experiencing an electrical power shortfall that is expected to increase in the near term as the imbalance between capacity and demand grows. The projected power shortfall is expected to be most acute in southern China, including Dongguan where the Company’s factory is located. In Dongguan, demand for power exceeded supply during most of calendar year 2003. Should our Dongguan facility be subject to rolling blackouts or should the power shortage result in brownouts of increased severity, our operations may suffer temporary shutdowns or be otherwise inconvenienced. We believe that the potential for blackouts and brownouts that could affect our operations at the Dongguan facility will be highest during warm weather conditions.

We currently have a dedicated hi-voltage supply line and dedicated 11K volt transformers on site supporting the Dongguan facility. This line should not be subject to rolling blackouts as a dedicated power source. In addition, we currently have back-up generators supporting our Dongguan facility that can provide short term emergency power in the event of a power blackout or shortage. However, no assurances can be given that the transformers or the generators will be able to provide adequate power during prolonged blackouts. If the transformers or the generators are unable to provide power during prolonged blackouts, we would be temporarily unable to continue operations at this facility. Phase II of our move to China is expected to include the installation of a separate supply line from an alternative power plant which we expect to provide independent and continuous back-up power. Nevertheless, no assurances can be given that this separate power line will be able to provide adequate power during prolonged blackouts. Any interruption in our ability to continue our operations at the Dongguan facility could damage our reputation, harm our ability to retain existing customers and to obtain new customers, and could result in lost revenue and increased expenses, any of which would substantially harm our business and results of operations.

In addition to the above, if retail electricity prices rise dramatically in Dongguan, we would expect our expenses to increase and our operating results to be harmed.

We may not be able to continue to reduce our cost structure. Even if we do, it may not reduce our operating expenses by as much as we anticipate.

Beginning in 2001, in response to the severe downturn in the semiconductor sector, we began to reduce costs. Over the past nine quarters, or since the end of the January 2002 quarter, we have been implementing our corporate restructuring program in order to reduce our overall cost structure and improve profitability. We implemented cost savings measures, including reductions in material, labor, overhead and administrative costs. We continue to reduce our cost structure and have recently started the installation of the SAP enterprise resource planning solution and Camstar’s manufacturing tracking and execution system to enable us to implement improved business processes. We are also moving our assembly and test facilities from Hong Kong to a lower-cost facility in Dongguan, China. We cannot assure you that these cost saving measures will increase profitability or that any expected net savings will occur. During the remainder of calendar year 2004, we anticipate that there will be some additional expenses associated with commencing production in our China facility and in expanding our sales and marketing efforts in Asia and North America. In addition, with respect to our new information systems, there can be no assurances that we will not encounter delays, errors or cost-overruns or other adverse consequences in implementing such systems. As we upgrade our information systems, we may encounter difficulties in integrating such technology into our business and we may find that such new systems may not be appropriate for our business. If our new information systems prove to be inadequate or their implementation severely delayed, our business, financial condition and results of operations may be harmed.

We rely on the development and perfection of ownership interests in a substantial amount of intellectual property in our business. If we are unable to protect this intellectual property, we may lose advantages in innovation over our competitors.

We have patents, confidentiality agreements, collaborative agreements and other arrangements intended to protect certain of our proprietary manufacturing processes and product technologies. As of April 30, 2004, we had approximately 20 issued U.S. patents. In addition, during the October 2003 quarter, we entered into a “quad flat pack no lead” chipscale package, or QFN, patent cross-license agreement with Amkor Technology, Inc. These protections and any future measures we take might not adequately cover or protect our intellectual property. In particular, our competitors may be able to develop similar or superior products or manufacturing technologies, and many of these competitors invest greater amounts of capital towards such development efforts than we do. As a result, our patent portfolio may not have the breadth or depth of that of some of our competitors. Also, we cannot assure you that the Asian countries in which we manufacture and market our products will protect our intellectual property rights to the same extent as does the United States. That could leave us vulnerable to willful patent infringement or to the theft of trade secret information. However, even if we have valid protections in place, we may not have sufficient financial and legal resources to protect or enforce our rights. Furthermore, because many of our products and technologies are not covered by any patents or pending patent applications, they are susceptible to independent duplication and/or reverse engineering by competitors.

We are vulnerable to intellectual property infringement claims by third parties and may need to enforce our intellectual property rights against third parties.

The semiconductor industry is characterized by frequent claims regarding patent infringement. From time to time, third parties may claim that we are infringing on their intellectual property rights, particularly regarding patent rights in the highly competitive and technology intensive semiconductor sector. Such claims could have a serious adverse effect on our business and financial condition.

If a third party were to bring a valid legal claim against us for patent infringement, we could be required to:

•	discontinue the use of any of our processes considered infringing;

•	cease the manufacture, use, import and sale of infringing products;

•	pay substantial royalties and/or damages;

•	develop non-infringing technologies; or

•	acquire licenses to the technology that we had allegedly infringed.

We may seek licenses from such parties, but they could either refuse to grant us a license or demand commercially unreasonable terms. We might not have sufficient resources both to pay for the licenses and to remain competitive. Such infringement claims could also cause us to incur substantial liabilities and to have to suspend or permanently cease the use of critical technologies or processes for the production and/or sale of major products.

We may also need to enforce our patents and other intellectual property rights against infringement by third parties. If we were called upon to defend against a claim of patent infringement, or were we compelled to litigate to assert our intellectual property rights, we could incur substantial legal and court costs and be required to consume substantial management time and engineering resources in the process.

We could be adversely affected by an adverse outcome in legal proceedings to which we are or in the future become subject.

We are or in the future may become involved in various intellectual property, product liability, commercial, environmental, and tax litigations and claims, government investigations and other legal proceedings that arise from time to time in the ordinary course of our business. Litigation is inherently unpredictable, and we could in the future incur judgments or enter into settlements of claims that could have a material adverse effect on our results of operations. We are currently subject to litigation with Motorola. If we are found to be liable, this could have an adverse affect on our financial condition and results of operations. See Item 4 “Business Overview—Legal Proceedings.”

Since May 2002, we have assembled a senior management team to implement our business strategy, but no assurances can be given that they will be able to successfully implement our business strategy. The loss of key executive officers and engineers could negatively impact our business prospects. In addition, our inability to retain key personnel at all levels would limit our ability to develop new and enhanced assembly and test services.

We depend on our ability to attract and retain highly skilled technical, managerial, sales and marketing personnel. Since May 2002, we have assembled a senior management team to implement our strategy and continue to turn-around the company. However, our senior management team has on average been with us for less than two years and there can be no assurance that this team will be able to implement our strategy successfully. In addition, competition for highly skilled technical, managerial, sales and marketing personnel is intense, particularly in Hong Kong and Southern China and the retention of skilled engineering personnel in our industry typically requires competitive compensation packages. In attracting and retaining such personnel, we may be required to incur significantly increased compensation costs. We cannot predict whether we will be successful in attracting and retaining the personnel we need to successfully develop and market new and enhanced assembly and test services in order to sustain our growth and profitability.

The loss of key suppliers or their failure to deliver sufficient quantities of materials on a timely basis could negatively impact our business prospects. Our inability to qualify second sources for certain suppliers could limit our production capabilities.

The principal materials used in our assembly process are polymer substrates, leadframes, gold wire and plastic molding compounds. In the ordinary course of business, we purchase most of our leadframes from QPL International Holdings Limited and its affiliates, or QPL, and our substrates from several suppliers in Japan, Korea and Hong Kong. To maintain competitive packaging operations, we must obtain from these suppliers, in a timely manner, sufficient quantities of acceptable quality materials and equipment at competitive prices. We purchase all of our materials on a purchase order basis and, have no long-term contracts with any suppliers. From time to time, particularly during industry upturns, vendors have extended lead times or limited the supply of required materials to us because of vendor capacity constraints and, consequently, we have experienced difficulty in obtaining acceptable materials on a timely basis. In addition, particularly during industry upturns, prices that we pay for materials may increase due to increased industry demand. This increase could negatively impact our operating results especially if we are unable to pass this cost on to our customers. Further, if any of our vendors, particularly QPL, were to cease operations for any reason, we may experience difficulty in obtaining acceptable materials from alternative vendors on a timely, cost-effective basis. For example, in the April 2004 quarter, an upstream vendor to one of our key suppliers announced the discontinuance of the production of metalized tape of a certain composition. This discontinuance forced the Company to send “end of life” notices to almost a dozen of its customers, several of whom were highly dependent on products assembled with the discontinued material.

Our customers may require us to complete a rigorous approval process with new vendors before we can utilize the new vendor. We cannot predict how much time this approval process will take to complete and we may not be able to utilize alternative sources on a timely or cost-effective basis. Our business and results could be negatively impacted if our ability to obtain sufficient quantities of materials and other supplies in a timely, cost-effective manner was substantially diminished or if there were significant increases in the cost of materials that we could not pass on to our customers.

Environmental, health and safety laws could impose material liability on us and our financial condition may be negatively affected if we are required to incur significant costs of compliance.

We are subject to environmental, health and safety laws in Hong Kong. These laws impose controls on our air and water discharges, on the storage, handling, discharge and disposal of chemicals, and on employee exposure to hazardous substances. If these laws were to change, they could require us to incur costs to maintain compliance and could impose liability to remedy the effects of hazardous substance contamination. Stricter enforcement of existing laws, the adoption of new laws or regulations or our failure to comply with these laws or regulations could cause us to incur material liabilities and require us to incur additional expense, curtail our operations and restrict our ability to grow.

Our operations in China will be required to comply with various Chinese environmental laws and regulations administered by the central and local government environmental protection bureaus, including any environmental rules introduced by the local Chinese governments in Dongguan, China. These laws impose controls on our air and water discharges, on the storage, handling, discharge and disposal of chemicals, and on employee exposure to hazardous substances and impose fees for the discharge of waste substances above prescribed levels, require the payment of fines for serious violations and provide that the Chinese national and local governments may at their own discretion close or suspend any facility which fails to comply with orders requiring it to cease or cure operations causing environmental damage. If these laws were to change, they could require us to incur costs to maintain compliance and could impose liability to remedy the effects of hazardous substance contamination. Stricter enforcement of existing laws, the adoption of new laws or regulations or our failure to comply with these laws or regulations could cause us to incur material liabilities and require us to incur additional expense, curtail our operations and restrict our ability to grow.

QPL has provided us with chemical waste disposal services in Hong Kong due to our respective manufacturing operations being located in the same building. QPL, as the landlord of our assembly facility in Tsuen Wan, Hong Kong has provided these services to us pursuant to a license issued to QPL by the Hong Kong government, which must be renewed by October 31 every other year. However, in June 2003 QPL relocated all of its manufacturing operations from our shared facility to its new facility in Dongguan, China. QPL has agreed to continue to renew this license for our benefit and we received a renewal license in November 2003. Any failure on the part of QPL to obtain or to maintain such a license could materially and adversely affect our operations.

We do not anticipate making material environmental capital expenditures in connection with our current operations or the construction of the new facilities in Dongguan, China. However, we cannot predict whether future environmental, health and safety laws in either Hong Kong or China will require additional capital expenditures or impose other process requirements upon us, curtail our operations, or restrict our ability to expand our operations. We could be subject to material liabilities if the government adopts new environmental, health and safety laws, we fail to comply with new or existing laws, or other issues relating to hazardous substances arise.

Recent changes in environmental laws and regulations applicable to manufacturers of electrical and electronic equipment are causing us to redesign certain products, and may increase our costs and expose us to liability.

The implementation of new environmental regulatory legal requirements, such as lead free initiatives, could impact our product designs and manufacturing processes. Such impacts could affect the timing of compliant product introductions, the cost of our products as well as their commercial success. For example, a recent directive in the European Union bans the use of lead and other heavy metals in electrical and electronic equipment beginning in 2006. As a result, in advance of this deadline, some of our customers selling products in Europe have begun demanding products from component manufacturers that do not contain these banned substances. Because most of our existing assembly processes utilize a tin-lead alloy as a soldering material in the manufacturing process, we must redesign some of our assembly processes and products to respond to the new legislation if we are to meet customer demand. This redesign is resulting in increased research and development and manufacturing and quality control costs. And, the products we assemble to comply with the new regulatory standards may not perform as well as our current products. Moreover, if we are unable to successfully and timely redesign existing products and introduce new products that meet the standards set by environmental regulation and our customers, sales of our products could decline, which could materially adversely affect our business, financial condition and results of operations.

Changshi hires our Dongguan employees and we expect these employees to unionize. If we encounter future labor problems, we may fail to deliver our products in a timely manner, which could adversely affect our revenues and profitability.

Pursuant to the terms of the contract services agreement with Changshi, Changshi began hiring engineering, managerial and direct labor employees for staffing Phase I of the Dongguan facility and these workers will be employees of Changshi. However, these workers will have been selected by us and will be under our direct supervision and control. The employment agreements, which include workplace rules, salaries and benefits, have been drafted and approved by us and we believe that they are fully compliant with the employment laws of the PRC. None of these employees or our other employees are currently represented by a union. However, we expect the workers in our Dongguan factory to unionize, even though we are not sure what percentage of this workforce will be affected. It is possible that the union will be subject to collective bargaining and wage agreements. These agreements could increase our labor costs in China and have an adverse impact on our operating results. In addition, once unionized, this workforce may undertake labor protests and work stoppages, which could also have an adverse impact on our operating results. We cannot assure you that any potential issues with the expected labor union or other employees will be resolved favorably for us in the future, that we will be successful in negotiating any potential wage and collective bargaining agreements, that we will not experience significant work stoppages in the future or that we will not record significant charges related to those work stoppages.

Some of our costs are denominated in foreign currencies and the continued depreciation of the U.S. dollar against such foreign currencies could increase these costs.

While substantially all of our revenues are U.S. dollar denominated, a portion of our costs are denominated in other currencies, primarily Hong Kong dollars and to a lesser extent Japanese yen. The Hong Kong dollar historically has accounted for the largest share of our costs. Because the exchange rate of the Hong Kong dollar to the U.S. dollar has remained close to the current linked rate of HK$7.80 = $1.00 since 1983, we have not experienced significant foreign exchange gains or losses associated with that currency. However, the Hong Kong government could change the linked rate or abandon the link altogether. The Japanese yen has fluctuated significantly against the dollar in recent years and may continue to fluctuate. The depreciation of the U.S. dollar against the Hong Kong dollar or Japanese yen would generally increase our Hong Kong dollar or Japanese yen expenses, which could have an adverse effect on our financial condition and results of operations.

Additionally, we expect that if our new manufacturing facilities in Dongguan, China become fully operational, our exposure to fluctuations in the value of the Chinese Renminbi will significantly increase since expenses related to the Dongguan facility will be paid in Renminbi. The value of the Renminbi fluctuates and is subject to change in China’s political and economic conditions. Since calendar year 1994, the conversion of Renminbi into foreign currencies, including Hong Kong and U.S. dollars, has been based on rates set by the People’s Bank of China, which are set daily based on the previous day’s interbank foreign exchange market rates and current exchange rates on the world financial markets. However, the government of China could change or abandon its existing currency policy at its sole discretion. Recently, the Chinese government has been under increasing pressure from its trading partners to cause the Renminbi to appreciate against the U.S. dollar. If the Renminbi were to appreciate against the U.S. dollar, our costs relating to our planned China operations would increase resulting in lower potential margins from our China operations.

Economic, political and legal developments in Hong Kong could affect our business.

Our results of operations, financial position and prospects are subject to a significant degree to the economic, political and legal developments in Hong Kong. From July 1, 1997, Hong Kong became a Special Administrative Region of the People’s Republic of China when the People’s Republic of China resumed the exercise of sovereignty over Hong Kong. The basic policies of the People’s Republic of China regarding Hong Kong are embodied in the Basic Law of Hong Kong, which was adopted by the National People’s Congress of the People’s Republic of China on April 4, 1990 and came into effect on July 1, 1997. The Basic Law provides that Hong Kong will have a high degree of autonomy and enjoy executive, legislative and independent judicial power, including that of final adjudication, in accordance with the provisions of the Basic Law. Under the principle of “one country, two systems,” the socialist system and policies will not be practiced in Hong Kong, and the previous capitalist system and way of life shall remain unchanged for 50 years. There can be no assurance that economic, political and legal developments in Hong Kong will not adversely affect our operations.

Outbreaks of epidemics and communicable diseases in Hong Kong, China and other parts of Asia may disrupt our business operations, causing us to lose customers and revenue.

In early calendar year 2003, China, Hong Kong and certain other countries, largely in Asia, experienced the spread of the Severe Acute Respiratory Syndrome, or SARS, virus. The SARS virus was believed to have first originated in Southern China and then spread to Hong Kong before becoming an international health concern. The World Health Organization and several countries issued travel warnings against international travel to Hong Kong, China and several other Asian nations during the period of the alert. This severely curtailed customer visits to our facilities. In addition, we have been unable to obtain insurance coverage at commercially reasonable rates for business interruptions resulting from the spread of communicable diseases. In that regard, there can be no assurance that the SARS virus and/or a different or even more virulent influenza virus will not make a reappearance in the future. If such an outbreak were to occur in Hong Kong and China, and if the outbreak were to be prolonged, uncontrolled and/or associated with high mortality, our operations could be severely impacted, which may lead to plant closures and other emergency measures, which would have material adverse effect on our financial condition and results of operations. Furthermore, any outbreak in any of our premises or manufacturing plants could result in our management and employees being quarantined and our operations being required to be suspended.

The market price of our American Depositary Shares, or ADSs, may be volatile and you may not be able to resell your ADSs at or above the price you paid, or at all. In addition, the liquidity of the ADSs may also be adversely affected by any future transfer to the Nasdaq SmallCap Market.

Our ADSs have experienced substantial price volatility during the past three years, particularly as a result of variations between our anticipated and actual financial results, the published expectations of analysts, and announcements by our competitors and by us. From time-to-time, this volatility has been exacerbated by the relatively low average daily trading volumes of our ADSs. In addition, the stock market itself has experienced extreme price and volume fluctuations that have negatively affected the market price of the stocks of many technology and manufacturing companies. These factors, as well as general worldwide economic and political conditions, may materially adversely affect the market price of our ADSs in the future.

Our ADSs are currently quoted on The Nasdaq National Market under the symbol “ASTT”. Following our initial public offering, our ADSs were quoted on The Nasdaq National Market until June 2003. On October 17, 2002, we received a compliance notice from The Nasdaq Stock Market, Inc. stating that, for a period of 30 consecutive trading days, our ordinary shares had closed below the minimum bid price of $1.00 per share as required under the Nasdaq Marketplace Rule 4450(a)(5) for continued listing on The Nasdaq National Market. In accordance with Nasdaq’s Marketplace Rules, we had until April 15, 2003 to regain compliance with the Nasdaq’s continued listing requirements. Because we were unable to demonstrate compliance with the continued listing requirements, the Nasdaq Listings Qualifications Panel determined that we should transfer the listing of our ADSs to The Nasdaq SmallCap Market. In anticipation of this determination, we submitted an application to transfer the listing of our ADSs to The Nasdaq SmallCap Market on June 2, 2003. That application was approved and the transfer of our listing to The Nasdaq SmallCap Market became effective from July 1, 2003, and our ADSs were quoted on the NASDAQ SmallCap Market from July 1, 2003 to April 12, 2004. On April 12, 2004, the listing of our ADSs on The Nasdaq National Market once again became effective.

Following the transfer back to The Nasdaq National Market, our ADSs will continue to be traded under the trading symbol “ASTT.” However, in the future we may be unable to comply with the conditions for continued listing on The Nasdaq National Market and may be required to transfer the listing of our ADSs to The Nasdaq SmallCap Market again. The liquidity of our ADSs could be negatively impacted by any such transfer. For example, the demand for our ADSs may be curtailed by certain investment entities that have self-imposed restrictions and/or investment limitations regarding the trading in and holding of securities that are listed on the Nasdaq SmallCap Market.

We will require a significant amount of cash to fund operating and capital expenditures and to service our debt.

Our ability to fund operating and capital expenditures and to service debt will depend significantly on our ability to generate cash from operations. For the fiscal year ended April 30, 2003, the earnings to fixed charges deficiency was $114.3 million, and for the fiscal year ended April 30, 2004, the earnings to fixed charges deficiency was $16.7 million. For the purpose of this calculation, “earnings” consists of income (loss) before income taxes plus fixed charges, and “fixed charges” consists of interest expense including amortization of debt discount and debt issuance costs. We will need to continue generating cash flow at current levels to fund operating and capital expenditures and to service debt, including our 9.25% senior notes due 2011. However, we cannot assure you that we will be able to do so. Our ability to generate cash is subject to general economic, financial, competitive, industry, legal and other factors and conditions, many of which are outside our control. In particular, our operations are subject to cyclical downturns and price and demand volatility in the semiconductor industry. If we cannot generate sufficient cash to service our debt, we may have to, among other things, reduce capital and research and development expenditures, sell assets, restructure our debt, including the notes, or raise equity. We might not be able to take these actions or they may not be successful. Our ability to take many of these steps may be subject to approval by future creditors in addition to holders of the 9.25% senior notes due 2011.

We may not be able to finance future needs or adapt our business plan to change because of restrictions placed on us by the indenture governing our 9.25% senior notes.

The indenture governing our 9.25% senior notes contains, and those agreements governing our future debt may contain, various covenants that limit our ability to, among other things:

•	incur additional debt, including guarantees by us or our restricted subsidiaries;

•	pay dividends, redeem capital stock and make certain other restricted payments or investments, including loans, guarantees and advances;

•	create or permit restrictions on the ability of our restricted subsidiaries to pay dividends or make other distributions to us;

•	engage in particular types of transactions with affiliates;

•	sell non-obsolete assets;

•	merge, consolidate or sell all or substantially all of our assets; and

•	create liens on assets.

Our ability to comply with covenants contained in the indenture for our 9.25% senior notes and other indebtedness to which we may become a party may be affected by events beyond our control, including prevailing economic, financial and industry conditions. Our failure to comply with these covenants could result in an event of default which, if not cured or waived, could result in an acceleration of our indebtedness and cross-defaults under other indebtedness to which we may become a party. Any such acceleration or cross-default could require us to repay or repurchase debt, together with accrued interest, prior to the date it otherwise is due, which could adversely affect our financial condition.

Even if we are able to comply with all applicable covenants, the restrictions on our ability to operate our business in our sole discretion could harm our business by, among other things, limiting our ability to take advantage of financings, mergers, acquisitions and other corporate opportunities that we believe would be beneficial to us.

We are controlled by two principal groups of shareholders and their interests may conflict with your interests.

Several private equity funds separately managed by or affiliated with JPMP Master Fund Manager L.P. (formerly Chase Capital Partners), Olympus Capital Holdings Asia Holdings and Orchid Hong Kong Investment Holdings, respectively, referred to as the “investor group” in this Annual Report, collectively owned approximately 42% of the outstanding ordinary shares of ASAT Holdings as of April 30, 2004. The investor group has signed an agreement generally to vote in unison on certain matters. QPL and its controlling shareholder collectively owned approximately 43% of the ordinary shares of ASAT Holdings as of April 30, 2004. In addition, the investor group can acquire additional shares of ASAT Holdings from QPL in satisfaction of indemnification claims against QPL and under a credit support arrangement with creditors of QPL. The investor group and QPL together control ASAT Holdings’ board of directors, management and policies. The investor group and QPL are not obligated to provide any financing under their current shareholders’ agreement. The investor group and QPL are not obligated to exercise their rights as shareholders in the interests of ASAT Holdings or holders of the notes and may engage in activities that conflict with such interests. See Item 7 “Major Shareholders and Related Party Transactions.” Furthermore, disagreements between the investor group and QPL which cannot be resolved could adversely affect the management of our company. QPL and the investor group are subject to a shareholders’ agreement and vote together on certain matters, including directors.

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

BUSINESS OVERVIEW

We are an independent provider of semiconductor assembly and test services. We are a leading developer of advanced packages and have recently achieved significant growth in chipscale packages, including the fpBGA and LPCC package families. We are an acknowledged early developer of the QFN package, as evidenced by our U.S. patents covering this technology. Today, LPCCs, a QFN package, is our fastest growing package family both in units and in revenue.

We work closely with customers to design and provide advanced assembly and test solutions for each new product generation. Our sales offices and representatives are located in the United States, Germany, Hong Kong, Japan, South Korea and Singapore, allowing us to work directly with customers at their facilities to provide effective package design and customer service. Through this network we are able to provide rapid time-to-market and highly focused design and production solutions. During the year ended April 30, 2004, we shipped products to over 100 customers and many of our top customers are among the world’s largest semiconductor companies. Our top three customers (in alphabetical order) by net sales for the year ended April 30, 2004 were Altera, Analog Devices and Broadcom.

Over the past decade, we believe integrated semiconductor companies have increasingly outsourced the assembly and test of semiconductors to third parties, such as ASAT, in order to focus their capital on their core businesses and lower the costs of assembly and test.

The semiconductor industry has been highly cyclical and beginning in the fourth quarter of calendar year 2000 experienced a sudden and severe downturn. After a prolonged downturn, we believe the semiconductor industry began a modest recovery in the second quarter of calendar year 2002 which appears to have accelerated in calendar year 2003. Beginning in 2001, in response to the severe downturn in the semiconductor sector, we began to reduce costs. Over the past nine quarters, or since the end of the January 2002 quarter, we have undergone significant changes as we have made progress in implementing our corporate restructuring program to increase our focus on developing advanced packages, diversifying our customer base, significantly improving our customer focus and reducing our costs.

With respect to our organizational structure, we have an experienced management team that was put in place beginning in May 2002. With respect to customers, we have recently implemented a comprehensive customer service program with our sales force and are leveraging our leading products to diversify our customer base to include the consumer and personal computer/data processing segments. With respect to costs, we have started the installation of a modern cost management information and control system which is expected to further reduce material costs, manufacturing labor costs, overhead costs and administrative costs. We have purchased and are installing the SAP enterprise resource planning software and the Camstar manufacturing tracking and execution system which will be the platforms to further enhance our customer service and cost containment efforts.

Furthermore, as part of our corporate restructuring program, we made a strategic decision to move substantially all of our Hong Kong manufacturing operations to China in order to significantly reduce our costs and access the high-growth semiconductor market in China. We plan to conduct this move in two phases. In August 2002, we entered into a 15-year lease agreement and a 6-year management agreement with Changshi, our development partner in the Zhenan Technology and Industrial Park, Changan County, Dongguan City in Dongguan, China. In August 2003, during Phase I of our move to China, construction of a modern 180,000 square foot facility was completed by Changshi to our specifications. Shortly thereafter, we started moving assembly equipment to this newly built, leased assembly and test facility. We have completed our internal qualification and customer qualification runs for the LPCC, TAPP and fpBGA product lines at this new facility. We have received our first orders for volume production for our China facility and expect to achieve significant commercial production during our July 2004 quarter. We also anticipate that we will have transferred approximately one-half of our current installed assembly and test capacity, measured as of the April 2004 quarter, to China by the end of our January 2005 quarter. In the July 2004 quarter, construction on a 300,000 square foot Phase II factory building immediately adjacent to the Phase I facility has commenced. As with our Phase I facility, we entered into a long term lease agreement with Changshi and its subsidiary that holds the subject land use rights, Dongguan Changan ASAT Semiconductor Assembly and Test Factory, in May 2004 to construct this factory building. Under the terms of the lease agreement, we will lease the completed Phase II factory building from Changshi for a period of 15 years. The Phase II factory building is expected to house substantially all of the balance of our Hong Kong manufacturing operations plus provide space for the future expansion of our assembly and test operations.

We believe that our restructuring efforts have contributed to our improved operating results in recent quarters and that we are well positioned to continue to grow our business profitably, even though no assurances can be given that we will be able to do so. In the fiscal year 2004, we had sales of $214.7 million compared to sales of $150.1 million in the fiscal year 2003, representing year-over-year growth of 43%. With the continued focus on our strategy and on our move to China, we expect to continue to improve our financial performance.

Semiconductor packaging protects the enclosed semiconductor chip and provides a network of connections between the chip and a printed circuit board. Non-CSP leadframe packages are a distinct packaging family type in that the chip is first attached to a metallic leadframe and then electrical interconnects (usually with fine gold bonding wires) are provided between the chip’s active components and the corresponding leadframe electrical contacts. The chip and leadframe are then encapsulated in plastic leaving external metal leads from the leadframe exposed and surrounding the edge of the package. These exposed leads will enable the device to be electrically connected to the circuit board on which it will be mounted. By contrast, in non-CSP laminate packages, the chip is mounted on a plastic substrate (not on a metallic leadframe) to which it is electrically connected (usually with fine gold bonding wires) to printed metallic interconnect circuitry that is in turn electrically connected to the printed circuit board via solder balls which have been incorporated as electrical contacts on the bottom of the package. Chipscale packages include both leadframe and laminate based packages and are typically used in high-end packaging of semiconductors for applications that require small device footprints and high electrical and thermal performance characteristics.

Business Strategy

Our overall strategy is to grow market share, focus on margins, lower costs and improve profitability. The principal elements of this strategy include:

•	Continue to Introduce Advanced Package Families to Serve Our Customers. We intend to maintain a leadership position in the introduction of high growth advanced packaging technologies to meet our customers’ increasing needs for packages with smaller package dimensions, lower cost, and increased reliability and electrical function. We work closely with customers early in their product development cycle to understand their new semiconductor designs and packaging needs to design advanced packaging solutions for each new product generation. This relationship enables us to proactively anticipate our customers’ needs and to quickly bring the resulting package technologies to market. Through joint development programs with our customers, as well as through our own internal development efforts, we continue to make advances in package development that satisfy our customers’ needs. We remain focused on providing comprehensive and timely solutions to all of our customers’ assembly and test requirements. We believe that our TAPP product, which was recently adopted as a JEDEC standard for the next operation QFN package, best exemplifies this leadership.

•	Diversify Customer Base. In response to the economic downturn, continue to diversify, our customer base. For the year ended April 30, 2004, we generated approximately 61%, 14%, 17% and 8% of our revenues from the communications, consumer, industrial/auto and personal computer/data processing market segments of the semiconductor industry, respectively. We are focused on expanding our business by generating more revenues from the high growth consumer and personal computer/data processing segments, in order to complement our communications revenues, which historically generated approximately 75% to 80% of our revenues prior to 2000 and approximately 60% to 70% of our revenues in more recent years. We plan on accomplishing this diversification by seeking new customers in these sectors, particularly those with advanced packaging needs across multiple market sectors and by leveraging existing customer relationships to sell to a broader array of market sectors. In addition, we believe that there is a discernible long-term trend towards semiconductor companies outsourcing their assembly and test services. We plan to continue to capitalize on this trend in implementing our diversification strategy.

•	Maintain Core and Value Added Services. We are a service business, and in that regard we offer an array of basic and value added services. Our core competencies as a service business are semiconductor package design, assembly and test. We provide assembly services for leaded, leadless and substrate based semiconductor packages. As part of our manufacturing service portfolio, we perform semiconductor component test, while maintaining a strong position in radio frequency, or RF, and mixed signal test. Manufacturing customer products to a clearly defined set of performance metrics is fundamental to the service we provide and we plan to continue to meet these goals. These metrics include but are not limited to yield, cycle time, on time delivery and cost. To complement our manufacturing services we also provide (and plan to continue to expand) design, logistic and package development services. Each of these services is managed in a way that differentiates us from our peers and allows us to deliver to our customers our services at a lower cost and lower risk. In addition, we have a globally dispersed customer service organization. Our customer service personnel are our direct link to the production control and purchasing organizations of our customers. These relationships are critical to our maintaining manufacturing volumes in our factory.

•	Move of Assembly and Test Facilities to Dongguan, China. The construction of a modern manufacturing facility was completed to our specifications in Dongguan, China in August 2003. This facility is approximately a two-hour drive north of our current facilities in Hong Kong. In August 2003, during Phase I of our move to China, we started moving assembly equipment to this newly built, leased assembly and test facility. We have completed our internal qualification and customer qualification runs for the LPCC, TAPP and fpBGA product lines at this new facility. We have received our first orders for volume production for our China facility and expect to achieve significant commercial production during our July 2004 quarter. We also anticipate that we will have transferred approximately one-half of our current installed assembly and test capacity, measured as of the April 2004 quarter, to China by the end of our January 2005 quarter. In the July 2004 quarter, construction on a 300,000 square foot Phase II factory building immediately adjacent to the Phase I facility was commenced. As with our Phase I facility, we entered into a long term lease agreement with Changshi and its subsidiary that holds the subject land use rights, Dongguan Changan ASAT Semiconductor Assembly and Test Factory, in May 2004 to construct this factory building. Under the terms of the lease agreement, we will lease the completed Phase II factory building from Changshi for a period of 15 years. The Phase II factory building is expected to house substantially all of the balance of our Hong Kong manufacturing operations plus provide space for the future expansion of our assembly and test operations. The China facility is not earmarked to manufacture our “legacy” products but will be tasked from the outset with the assembly and test of leading edge package types, such as our LPCC and fpBGA products. We anticipate benefiting from the reduced cost of manufacturing in China and from a stable and highly motivated workforce. We expect to benefit from the close proximity between the new facility in Dongguan and our customers, as well as to our administrative and engineering offices, which continue to be in Hong Kong. We believe that the facility in Dongguan will serve as a gateway into the rapidly growing China market.

•	Continue to Reduce Our Cost Structure. We have made significant reductions to operating and administrative costs over the past nine quarters, or since the end of the January 2002 quarter, as part of our overall corporate restructuring program. In addition, our move to China should result in significantly reduced costs, primarily from lower manufacturing and labor costs. Furthermore, we continue to improve our technology in order to lower processing and materials costs and monitor our capital expenditures. Our information technology initiatives should enable us to automate processes, further reduce costs and react more effectively to market changes.

Semiconductor Packages

We offer assembly services for a broad range of semiconductor packaging including chipscale (small) and non-chipscale (large) packages. Most of the revenue derived from test services comes from test services performed in connection with assembly services and the revenue generated from only test is not significant to us. The following table sets forth the breakdown of net sales by product category and as a percentage of total net sales for the years indicated:

	Fiscal Year Ended April 30,
	2000	2001	2002	2003	2004
	(In thousands of dollars)
Net Sales:
Chipscale packages (CSP)	$466	$2,317	$11,976	$46,540	$86,567
Non-CSP laminate packages	110,777	157,790	33,170	31,281	35,887
Non-CSP leadframe packages	173,190	162,219	52,465	57,747	69,468

Subtotal	284,433	322,326	97,611	135,568	191,922
Test	27,698	17,910	4,797	14,522	22,752

Total	$312,131	$340,236	$102,408	$150,090	$214,674

	Fiscal Year Ended April 30,
	2000	2001	2002	2003	2004
	(As percentage)
Net Sales:
Chipscale packages (CSP)	0%	1%	12%	31%	40%
Non-CSP laminate packages	36	46	32	21	17
Non-CSP leadframe packages	55	48	51	38	32

Subtotal	91	95	95	90	89
Test	9	5	5	10	11

Total	100%	100%	100%	100%	100%

Semiconductors devices are an integral component in a wide variety of everyday products, including telecommunications systems, personal computers, consumer electronics, office equipment and automotive products. Semiconductor packages are critical to the chip’s performance and functionality and facilitate the integration of the semiconductor device into the end-product. We offer a wide range of semiconductor packages for a broad spectrum of electronic products. Our products and services can be grouped into four categories: chipscale packages (CSP), non-CSP laminate packages, non-CSP leadframe packages and test services. In the chipscale package category, we have been recognized for our leadership position in advanced technology, most notably for our LPCC and TAPP product families.

Chipscale Packages (CSP)

Our chipscale packages have advanced thermal and electrical characteristics. These advanced characteristics are necessary to maximize the performance of high frequency semiconductor chips used in sophisticated end-products. The chipscale packages are slightly larger than a semiconductor chip, which allow reduced package inductance and enhanced electrical performance. Chipscale packages are designed for high pin count semiconductors that require dense ball arrays in very small package sizes, such as wireless telephones, personal digital assistants, video cameras, digital cameras and pagers. We currently offer fpBGA, LPCC and TAPP chipscale packages.

fpBGA™. Fine Pitch BGA, or fpBGA, is one of the most widely used semiconductor packages in the industry and is found in a wide range of device applications such as memory, application specific integrated circuits (ASICs), logic, analog, RF devices and small programmable logic devices or PLDs. The end user applications for this package type are primarily mobile phones and pagers, notebook computers, personal digital assistants, or PDAs, or other wireless/portable personal computing systems. fpBGA packages offer a cost-effective packaging option for integrated circuit devices for a wide range of I/O counts while meeting the market’s increasing requirements for small, light and thin package configurations. We offer several enhanced fpBGA packages, such as the Thermal fpBGA, which is a strip mold compatible array with an imbedded heatsink which offers higher density and lower cost solutions for products with high operating temperatures.

LPCC. The Leadless Plastic Chip Carrier, or LPCC, is our patented version of the industry standard “quad flat pack, no lead device” known widely as the QFN plastic package. The QFN, is a new class of advanced packaging that was largely developed internally by ASAT in calendar 1998. Our LPCCs are designed for use in mobile communications, particularly cell phones, analog to digital and digital to analog circuits, and the power management circuits widely used in consumer electronics. These packages are based on a new technology which relies on conventional leadframes as the base material. Unlike traditional metal leadframe packages, however, the leads in LPCC packages do not protrude from the package but are flat with the package surface. Additionally, LPCCs are chipscale packages with a high density lead count with an improved thermal and electrical performance that is similar to PBGAs, a combination that enhances board level performance. LPCCs can be manufactured using conventional tooling and therefore do not require large scale capital expenditures for manufacture.

TAPP. Our Thin Array Plastic Packaging, or TAPP, is another of our proprietary product technology packages which provides metallic contacts to the circuit board that allows high density circuitry in a small footprint package. We believe TAAP is the next generation of leadframe based chipscale packaging technology which will allow semiconductors to operate at higher frequencies with greater thermal management in smaller and thinner packages at a relatively lower cost compared to industry standard QFN packaging technologies ASICs.

Non-CSP Laminate Packages

Non-CSP laminate packages are characterized by a semiconductor chip mounted on an organic, often plastic resin, substrate. After the electrical bonding pads on the semiconductor chip have been wire bonded to the corresponding electrical leads on or within the substrate, the upper surface of the substrate, including the semiconductor chip, is encapsulated in a protective package. Non-CSP laminate package technology is used in high performance applications, including hand held consumer products, enterprise networks, digital video disk players, home video game machines, wireless products, PDAs and video cameras, computing platforms and high speed telecommunications switching stations and routers and consumer electronic products.

PBGA. Plastic BGA, or PBGA, is a popular non-CSP laminate package technology which was first developed to accommodate the increasingly high lead counts required for advanced semiconductors and to provide an increased circuit density per unit area. In a PBGA package, the semiconductor chip is placed on top of a laminate (plastic or tape) substrate rather than directly onto a metallic leadframe. The chip is connected to the circuitry in the substrate by a series of fine gold wires that are bonded to the top of the substrate near its edges. On the bottom of the substrate is a grid of solder balls that connect the packaged device to a printed circuit board.

TBGA. Our patented Tape BGA, or TBGA, packages offer superior thermal management and enhanced electrical performance in a laminate substrate type configuration. The TBGA also allows for a higher routing density than our conventional PBGA packages. These packages are designed for use in complex semiconductor products such as high speed test systems, wireless communications systems and networking systems.

Flip Chip Packages. Like conventional PBGA products, flip chip packages use solder balls to connect to the printed circuit board. Within the flip chip package, however, the chip is connected to these balls by the use of an array of solder bumps on the active surface of the chip as opposed to the traditional method used in PBGA of wire bonding the chip to the interconnects to the solder balls. To attach the chip to the electrical interconnects imbedded in the laminate substrate, the chip is flipped over so that the active surface and the solder bumps align directly with the corresponding electrical bonding pads on the substrate. This method of attachment further improves thermal and electrical performance of the chip and enables a higher density of interconnections which facilitates smaller packages. Flip chip technology can be used in a wide array of applications ranging from consumer products to highly sophisticated ASICs, digital signal processors and memory packages. Flip chip technology is considered by many in the semiconductor industry to be the next generation of PBGA packaging technology. We introduced our flip chip packages to our customers during the fiscal year 2002.

Non-CSP Leadframe Packages

Non-CSP leadframe packages are characterized by a semiconductor chip mounted on a metallic leadframe which together are encapsulated in a plastic mold compound with metal leads surrounding the perimeter of the package. As a first step in the manufacturing process, the chip is attached to a leadframe, which is usually performed for multiple devices on a single “multi-site” carrier used in assembly. The electrical contacts for the active elements, ground and power leads in the chip are then wire bonded to corresponding electrical leads on the leadframe. The chip is then encapsulated in a plastic package, with the ends of the leadframe protruding from the edges of the package to enable electrical connection to a printed circuit board. This packaging type has evolved from packages designed to be plugged into the printed circuit board by inserting the leads into holes on the printed circuit board to the more modern surface mount design, in which the leads or pins are soldered directly to the surface of the printed circuit board. Specific packaging customization and evolutionary improvements are continually being engineered to improve electrical and thermal performance, reduce the size of packages and enable multi-chip package assembly capability.

Non-CSP leadframe packages are used in almost every electronics application, including automobiles, household appliances, desktop and notebook computers and telecommunications products. We offer several types of non-CSP leadframe packages to satisfy the variations in our customers’ end-products such as our Quad Flat Package (QFP). We have introduced a new process technology which allows some of our non-CSP leadframe packages to achieve MSL-1 capability. This capability also translates into the highest reliability in plastic packaging today. This will allow customers to store products that we assemble with an almost unlimited shelf life. We also provide additional non-CSP leadframe packages, such as EDQUAD and MSP, which enable advanced thermal and electrical characteristics. These advanced characteristics are necessary to maximize the performance of high frequency semiconductor chips used in sophisticated end-products.

EDQUAD. Our patented Enhanced Dissipation QUAD, or EDQUAD, technology for non-CSP leaded products offers what we believe to be the highest thermal and electrical performance in conventional leaded plastic packages. This group of packages is designed specifically for high performance applications where large semiconductor die with a low to medium high number of I/O’s are required to be packaged in standard plastic leaded packages.

MSP. We have developed advanced Multi-System in a Package or MSP technology. Using modern design tools, numerous integrated circuit chips, passive components and discrete devices can be designed into a standard or custom package. This capability will allow designers to conserve board space as well as to improve the performance of critical circuitry. This technology enables a high degree of flexible customized design, shorter electrical paths and high packaging density while allowing a wide range of functional applications.

Test Services

We provide a wide array of test services for digital logic, analog and mixed signal products and have recently expanded our RF test capabilities. Test is the final stage in the semiconductor production process and involves using sophisticated test equipment and programs to electronically test different operating specifications of the encapsulated semiconductor device, including electrical functionality, and conformance to voltage, current and timing parameters. We are able to test semiconductor chips upon initial delivery from the foundry as well as when they are packaged and ready for integration into the end-product. We have engineers and test personnel located globally who work closely with customers at their facilities to develop test programs and provide test services.

Digital Test. We test a variety of digital semiconductors, including high performance semiconductors used in personal computers, disk drives, modems and networking systems. Specific digital semiconductors tested include digital signal processors, field programmable gate arrays, microcontrollers, central processing units and ASICs.

Analog. We test a variety of devices applicable to the analog device market, including power controller products, switches and amplifier products. The majority of these products are utilized in portable consumer applications such as laptop computers, personal digital assistants and cell phones.

Mixed-Signal Test. We specialize in mixed-signal test, which we began providing over ten years ago. We test a variety of mixed-signal semiconductors, including those used in communications applications such as network routers and switches; broadband products such as internet and set-top boxes; mobile telecommunications products such as cell phones and wireless networks and consumer electronics products such as personal digital assistants and video games. Mixed-signal test involves testing both analog and digital functions on a single chip. Mixed-signal semiconductors require a large number of parameters to be tested and a more precise level of measurement of the analog functions. This in turn requires specialized test equipment and a high degree of test design engineering capability.

RF Test. We provide testing for simple RF devices that are pervasive in today’s cell phones and wireless LAN products. We believe that our low cost RF test technology combines inexpensive test hardware with integration software, provides a competitive advantage for ASAT and when it is combined with our Systems-in-Package (SiP) packaging technology, offers our customers a competitively priced solution.

Strip Test. Strip test involves the integration of the test process into the assembly process. This is different from the industry standard practice of treating assembly and test as separate operations. Using strip test technology, semiconductor devices are tested while they are still in the format they are naturally produced in during the assembly process. We believe this process is superior to traditional non-integrated test because it allows for large numbers of devices to be tested at the same time, increases the number of good devices, improves the quality of the finished device and improves throughput. We plan to start strip test for our TAAP, LPCC and fpBGA product lines in late calendar year 2004.

Geographic Markets

We believe we operate in a single business segment comprising the assembly and test services of integrated circuits to customers in the semiconductor industry. Our net sales are generated from the following geographical locations:

	Fiscal Year Ended April 30,
	2002	2003	2004
	(In thousand of dollars)
Hong Kong	$93,178	$140,355	$205,840
United States	59,591	83,267	106,649
France	2,356	—	—
China (excluding Hong Kong)	—	—	24
Transfer between geographic areas	(52,717)	(73,532)	(97,839)

Total net sales	$102,408	$150,090	$214,674

Intercompany sales between geographic areas were recorded at cost plus a mark-up. Such transfers, including unrealized profits, are eliminated on consolidation.

The following table provides a breakdown of the percentage of net sales by geographic destination:

	Fiscal Year Ended April 30,
	2002	2003	2004
United States	63.2%	55.5%	49.6%
Asia (a)	30.3%	43.2%	49.2%
Hong Kong	1.8%	0.1%	0.1%
Europe	4.7%	1.2%	1.1%

	100.0%	100.0%	100.0%

(a)	For Company’s net sales by geographic destination, Asia mainly represents Singapore, Taiwan, Japan, Malaysia, China (excluding Hong Kong), Philippines and Korea.

The geographical distribution of the Company’s identifiable assets are summarized as follows:

	As of April 30,
	2002	2003	2004
	(In thousand of dollars)
Hong Kong	$243,754	$132,051	$200,476
Asia (b)	2,929	3,471	11,821
United States	30,715	29,608	14,617
Germany	—	40	105

	$277,398	$165,170	$227,019

(b)	For Company’s identifiable assets, Asia represents Singapore, China (excluding Hong Kong) and Korea.

Marketing, Sales, Distribution and Customer Support

We sell our assembly and test services to our customers and support them through a network of international offices. To better serve our customers, our offices are located near our largest customers or near a concentration of several of our customers. Our offices and representatives are located in the United States (California, Texas, Massachusetts), Hong Kong, Japan, South Korea, Singapore and Germany. In connection with our move to Dongguan, China, we plan to expand our sales, general and administrative presence in China. We offer global drop shipment services, whereby we deliver assembled and tested semiconductors to destinations in any part of the world as instructed by our customers, including to their end-customers.

We have dedicated account managers, application engineers and customer service representatives to work as teams in servicing customers and developing new business. Each of these teams focuses on specific customers and/or geographic regions. As part of this emphasis on developing business, these teams:

•	jointly work with customers on design and technology advancement;

•	develop and implement focused strategies for broadening our customer base; and

•	proactively address customer next generation silicon and end customer product applications.

Our marketing efforts focus on creating a brand awareness and familiarity with ASAT and our advanced assembly and test services as well as technologies such as LPCC and TAPP, which offer customer diversification opportunities for ASAT. We emphasize our position as a leader in chipscale assembly and mixed-signal test and for providing our customers with comprehensive solutions to their technological requirements. We enhance our marketing efforts on publishing research articles in trade journals and periodicals, holding technical seminars for packaging engineers and making technical presentations to our customers’ end customers.

We have purchased and are installing the SAP enterprise resource planning software and the Camstar manufacturing tracking and execution system which will be the platforms to support our customer service and cost containment efforts. We believe the coordination of operations between our Hong Kong, Dongguan and Pleasanton offices and our customers should be greatly enhanced by the implementation of the SAP and Camstar manufacturing information systems and their shared databases, which will first be brought on line in the new Dongguan facility.

Customers

We provide semiconductor assembly and test services to over 100 customers worldwide. We design, assemble and test semiconductor packages for end-applications in a variety of industries. During the year ended April 30, 2004 and 2003, approximately 61% and 63%, respectively, of our total net sales were from assembling and test semiconductors for communications semiconductors, approximately 8% and 3%, respectively, from semiconductors for personal computer applications and the remainder from semiconductors for consumer products and automotive and industrial applications. The table below sets forth information regarding a number of our customers that are important to our business in terms of sales volume, strategic relationships, advanced technology demand or potential growth:

Industry	Customers	Applications

Wireless Communication	Analog Devices, Inc., Atheros Communications, Inc., Broadcom Corporation, Infineon Technologies AG, ON Semiconductor Corporation, STMicroelectronics N.V., Texas Instruments Inc.	Bluetooth; global positioning system (GPS) products; Wi-fi; wireless handsets

Wired Communication	Agere Systems Inc., Altera Corporation, Applied Micro Circuits Corporation, Broadcom Corporation, Mindspeed Technologies, Inc., IBM Corporation, Vitesse Semiconductor Corporation	Cable modems; digital communication applications; ethernet; high speed networking applications; internet set-top boxes; network servers and routers; optical network systems

Consumer Multimedia	Actel Corporation, Analog Devices, Inc., Intersil Corporation, Philips Electronics N.V., SigmaTel, Inc.	CD and DVD players; camcorders; digital cameras; home audio and video entertainment; mobile communications interfaces; PDAs; professional audio applications; set-top boxes for direct satellite broadcast; video capture applications

Automotive/Industrial	Agilent Technologies, Inc., Atmel Corporation, Fairchild Semiconductor International, Inc., Honeywell International, Inc., ON Semiconductor Corporation, STMicroelectronics N.V., Atmel Corporation	Automotive applications: entertainment, instrumentation, power management, power systems, telematics, under the hood

Computer Systems and Peripherals	Agilent Technologies, Inc., Analog Devices, Inc., Intersil Corporation, Samsung Electronics Ltd.	CD-recordable products; central processing units (CPUs); co-processors; high speed interfaces; power management systems; printers; system controllers

Many of our customers are leading telecommunications and networking device manufacturers, whose products require sophisticated semiconductor capabilities. Our success in becoming a leading provider of chipscale packaging technologies is due in significant part to our strong relationships with these customers and our dedication to working closely with them to develop innovative solutions for their increasingly complex semiconductor performance requirements.

We are focused on expanding our business by generating more revenues from the high growth consumer and personal computer/data processing segments, shifting away from communications. We plan on accomplishing this diversification by seeking new customers in the wireless and personal computer data processing segments, particularly those with advanced packaging needs across multiple market sectors, and by leveraging existing customer relationships to sell to a broader array of market sectors. In addition, we believe that there is a discernible long-term trend towards semiconductor companies outsourcing their assembly and test services. We plan to continue to capitalize on this trend in implementing our diversification strategy.

Operations

We believe that total quality management is a key element of our semiconductor assembly operations. Our 286,000 square foot assembly facility in Hong Kong is ISO 9001, ISO 9002, QS-9000 and SAC level 1 certified. We also have a 131,000 square foot building that serves as our test center in Hong Kong. This site is also fully ISO 9001, ISO 9002, QS-9000 and SAC level 1 certified. ISO 9001 and ISO 9002 are worldwide manufacturing quality certification programs regarding product design and industrial quality that are administered by an independent standards organization. QS 9000 is a manufacturing quality certification program administered by an independent standards organization that is used primarily by United States automotive manufacturers. SAC level 1 is a worldwide manufacturing quality certification program administered by the Subcontractor Assembly Council for which assemblers must be sponsored by a major customer. We have also received the Hong Kong Governor’s Award for Quality Achievement and an ISO 14001 certification for environmental control.

As part of our corporate restructuring program, we made a strategic decision to move substantially all of our Hong Kong manufacturing operations to Dongguan, China in order to significantly reduce our costs and access the high-growth semiconductor market in China. To that end, under Phase I of our move to China, we entered into a lease agreement in August 2002, pursuant to which Changshi has constructed a 180,000 square foot factory facility according to design drawings provided by us and leased the facility to us starting from September 2003, for a term of 15 years. We are obligated to pay monthly rental payments of HK$1.4 million (approximately $179 thousand at an assumed exchange rate of HK$7.80 per $1.00) for the first six years of the rental term, HK$350,000 (approximately $45 thousand at an assumed exchange rate of HK$7.80 per $1.00) for the seventh to eleventh years and HK$385,000 (approximately $49 thousand at an assumed exchange rate of HK$7.80 per $1.00) for the twelfth to fifteenth years. From October 30, 2004 and onward and during the term of the lease, we have an option and a right of first refusal to purchase the facility and the land-use right of the land on which the facility is located at prices fixed in a predetermined schedule starting from October 2004 to October 2009 and thereafter at prices based on the then fair market value of the factory facilities and related land use right. Additionally, we were obligated to pay Changshi a monthly management service fee of HK$506,000 (approximately $65 thousand at an assumed exchange rate of HK$7.80 per $1.00) which amount includes a land use rights fee, foreign exchange remittance fees and certain administrative and management charges for the next six years, commencing September 2003.

We have completed our internal qualification and customer qualification runs for the LPCC, TAPP and fpBGA product lines at this new facility. We have received our first orders for volume production for our China facility and expect to achieve significant commercial production during our July 2004 quarter. We also anticipate that we will have transferred approximately one-half of our current installed assembly and test capacity, measured as of the April 2004 quarter, to China by the end of our January 2005 quarter.

In the July 2004 quarter, construction on a 300,000 square foot Phase II factory building immediately adjacent to the Phase I facility was commenced. As with our Phase I facility, we entered into a long term lease agreement with Changshi and its subsidiary that holds the subject land use rights, Dongguan Changan ASAT Semiconductor Assembly and Test Factory, and a 6-year management agreement with Changshi in May 2004 to construct this factory building. Under the terms of the lease agreement, we will lease the completed Phase II factory building from Changshi for a period of 15 years. We are obligated to pay monthly payments of HK$1.4 million (approximately $179 thousand at an assumed exchange rate of HK$7.80 per $1.00) for the first six years of rental term and HK$700 thousand (approximately $90 thousand at an assumed exchange rate of HK$7.80 per $1.00) per month for the seventh to fifteenth years of the rental term. From October 31, 2008 onward and during the term of the lease, we have an option and a right of first refusal to purchase the factory building and the land-use right of the land on which the facility is located at prices fixed in a predetermined schedule starting from October 2008 to July 2011 and thereafter at prices based on the then fair market value of the factory building and related land-use right. Additionally, we are obligated to pay Changshi a monthly management service fee of approximately HK$639 thousand (approximately $82 thousand at an assumed exchange rate of HK$7.80 per $1.00) for a period of six years, starting from the commencement date of the lease as defined in the agreement.

The Phase II factory building is expected to house substantially all of the balance of our Hong Kong manufacturing operations plus provide space for the future expansion of our assembly and test operations. In connection with Phase II of our move to Dongguan, China, we expect to increase our capital expenditures in order to implement this move. Even though we cannot presently estimate the amount of this increase beyond fiscal 2005, it could be significant. During the fiscal 2005, we anticipate that there will be additional expenses associated with our operations in our Phase I China factory and preparing to commence production in our Phase II China factory. At April 30, 2004, we had incurred costs related to commencing production in our Phase I China factory of approximately $3.6 million. The China facility is not earmarked to manufacture our “legacy” products but will be tasked from the outset with the assembly and test of leading edge package types, such as our LPCC, TAPP and fpBGA products. We anticipate benefiting from the reduced cost of manufacturing in China and from a stable, well educated and highly motivated workforce. We expect to benefit from the close proximity between the new facility in Dongguan and our customers, as well as to our administrative and engineering offices, which continue to be in Hong Kong. We believe that the facility in Dongguan will serve as a gateway into the rapidly growing China market.

Materials and Suppliers

The principal materials used in our assembly process are polymer substrates, leadframes, gold wire and plastic molding compounds. We work closely with our primary materials suppliers to ensure that materials are available and delivered on time. In the ordinary course of business, we purchase most of our leadframes from QPL and our substrates from several suppliers in Japan, Korea and Hong Kong. We purchase our wire bonders from major international manufacturers, including Kulicke & Soffa Industries, ESEC and ASM International and our test equipment from Teradyne Inc., Credence Systems Corporation and LTX Corporation. We purchase the bulk of our epoxy (a sophisticated thermal “glue” for binding the chip to the leadframe and/or substrate) from only a small number of sources. To maintain competitive packaging operations, we must obtain from these suppliers, in a timely manner, sufficient quantities of acceptable quality materials and equipment at competitive prices. We purchase all of our materials on a purchase order basis and, have no long-term contracts with any suppliers. See Item 3 “Risk Factors—The loss of key suppliers or their failure to deliver sufficient quantities of materials on a timely basis could negatively impact our business prospects. Our inability to qualify second sources for certain suppliers could limit our production capabilities.”

We periodically purchase equipment through several suppliers to meet our assembly and test requirements. We work closely with major suppliers to ensure that equipment is delivered on time and that the equipment meets our stringent performance specifications.

Competition

The semiconductor assembly and test industry is highly competitive, with currently more than 40 independent providers of semiconductor assembly services worldwide. We believe our principal competitors include Advanced Semiconductor Engineering, Inc., Amkor Technology, Inc., ChipPAC, Inc., Carsem Semiconductor Sdn. Bhd. (a division of the Hong Leong Group), Siliconware Precision Industries Co., Ltd. and ST Assembly Test Services Ltd. Many of our competitors have greater operating capacity and financial resources than we do and have proven research and development and marketing capabilities. Each of our primary competitors has significant assembly and test capacity, financial resources, research and development operations, marketing and other capabilities, and has been operating for some time. These companies have also established relationships with many large semiconductor companies which are our current or potential customers. Lengthy qualification periods and a familiarity between potential customers and their current assembly service providers may limit our ability to secure new customers.

We also compete indirectly with the in-house assembly and test service resources of many of our largest customers, the integrated device manufacturers or “IDMs.” These IDM customers may decide to shift some or all of the assembly and test services to internally sourced capacity. Additionally, we compete indirectly with other semiconductor assemblers, many of whom only focus on specific geographic regions or do not provide advanced packaging.

We believe the principal elements of competition in the overall independent semiconductor packaging market include technical competence, sophistication of design services, quality, time-to-market, array of assembly services, production yields, customer service and price. In the area of test services, we compete on the basis of quality, cycle time pricing, location, available capacity, engineering capability, technical competence, customer service and flexibility. We believe that competition in the chipscale packaging and test industries centers primarily on service, technology and expertise.

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

Backlog

Because of the fast-changing technology and functionality of semiconductor chip design, customers requiring semiconductor assembly and test services generally do not place purchase orders far in advance. However, we engage in discussion with customers starting as early as six months in advance of the placement of purchase orders regarding such customers’ expected assembly and test requirements. In addition, our customers generally agree to purchase from us any unused unique materials that we purchase to meet their forecasted demand. While we have long term sales arrangements with a number of customers, our customers generally may cancel or reschedule orders without significant penalty. Accordingly, our backlog as of any particular date may not be indicative of our future sales.

Intellectual Property

We have obtained or applied for patents in the United States and certain international jurisdictions relating to a number of our advanced semiconductor package designs and assembly manufacturing processes. As of April 30, 2004, we had approximately 20 United States patents. Our primary trademark is “ASAT” and the ASAT logo and that trademark is registered in the United States and in several international locations where we principally do business. On November 14, 2003, Amkor Technology, Inc. and ASAT announced that they had entered into a comprehensive patent cross-license agreement for their QFN semiconductor design and manufacturing process technology patents. The cross-license agreement includes both Amkor’s and our currently issued QFN patents, as well as future QFN patents that may be granted to either party during the term of the license. Amkor’s QFN product family includes the proprietary MicroLeadFrame, or MLF products, and our QFN product family including our proprietary LPCC product family.

We believe that our ability to succeed depends in large part on the technological skills of our engineering and manufacturing employees and in their ability to continue to innovate and improve our technologies. While we will continue to file patent applications when appropriate to protect our proprietary technologies, we will also encourage our employees to continue to invent and innovate so as to maintain our competitiveness in the international marketplace.

The semiconductor industry is characterized by frequent claims regarding patent infringement. If a third party were to bring a valid legal claim against us for patent infringement, we could be required to:

•	discontinue the use of any of our processes considered infringing;

•	cease the manufacture, use, import and sale of infringing products;

•	pay substantial royalties and/or damages;

•	develop non-infringing technologies; or

•	acquire licenses to the technology that we had allegedly infringed.

We may also need to enforce our patents and other intellectual property rights against infringement by third parties. If we were called upon to defend against a claim of patent infringement, or were we compelled to litigate to assert our intellectual property rights, we could incur substantial legal and court costs and be required to consume substantial management time and engineering resources in the process.

Seasonality

Our operations are not generally subject to significant seasonal fluctuations, even though we typically experience a slight downturn in the period from the middle of the first fiscal quarter through the beginning of the second fiscal quarter of each year (June through August). We do not believe that seasonality has had a material effect on our business, financial condition or results of operation.

Legal Proceedings

QPL International Holdings Limited (“QPL”) entered into a patent cross license agreement with Motorola, Inc. on October 1, 1993 (the “Immunity Agreement”). Under the terms of the Immunity Agreement, QPL had been obligated to pay quarterly royalties to Motorola on a per solder ball pad basis for all “BGA Packages,” as defined therein. When QPL assigned certain semiconductor assets to the Company in 1999, ASAT Limited continued to make payments to Motorola consistent with its understanding of the Immunity Agreement, even though it does not appear that the Immunity Agreement was actually assigned to the Company or any of its subsidiaries.

Motorola approached the Company in December 2002 claiming that the Company had assumed QPL’s obligations under the Immunity Agreement. It commissioned a third-party auditor to audit the royalty payments the Company had made for the three-year period ended October 31, 2002. According to the results of that audit, Motorola has asserted that QPL and the Company collectively owe additional royalties of $8,000,000 along with interest under either the Immunity Agreement or an implied contract that mirrors the terms of the Immunity Agreement. The bulk of the amount claimed stems from Motorola’s contention that the Company and QPL owe royalties for the manufacture of fpBGA products, a contention that both entities deny.

On April 9, 2003, the Company and its subsidiary, ASAT, Inc., as co-plaintiffs initiated a lawsuit against Motorola in the United States District Court for the Northern District of California by filing a complaint for Declaratory Judgment seeking a declaration from the court that neither plaintiff owed Motorola any royalty payments under the Immunity Agreement or any other agreement. Motorola has counter-claimed against the Company, ASAT, Inc. and QPL in this action, seeking $ 8,000,000 plus interest accruing at the rate of 1% per month on the alleged unpaid royalties, largely from the Company, under breach of contract theories. At a hearing held on May 26, 2004, the District Court granted Motorola leave to amend its counter-claim to include ASAT Limited as a named cross-defendant. On June 16, 2004, Motorola filed its amended complaint adding ASAT Limited as a cross-defendant.

The parties are currently conducting discovery. The Company continues to deny the allegations that Motorola is owed additional royalties in any amount beyond those already paid to Motorola. The Company intends to continue to pursue this litigation with vigor and will continue to assert that it owes no further amounts in royalties to Motorola under any agreement.

Environmental Matters

Semiconductor assembly and test services produce a small amount of chemical waste. Since we have an assembly facility in Hong Kong, disposal and storage of chemical waste from our assembly and test services are subject to Hong Kong laws and government regulations. These laws impose controls on our air and water discharges, on the storage, handling, discharge and disposal of chemicals, and on employee exposure to hazardous substances. For instance, a waste disposal facility is required under Hong Kong law to be installed before a license from the government may be granted for disposal of chemical waste. If these laws were to change, they could require us to incur costs to maintain compliance and could impose liability to remedy the effects of hazardous substance contamination. Although we have not incurred any significant liability under these laws in the past, stricter enforcement of existing laws, the adoption of new laws or regulations or our failure to comply with these laws or regulations could cause us to incur material liabilities and require us to incur additional expense, curtail our operations and restrict our ability to grow.

QPL has provided us with chemical waste disposal services in Hong Kong due to our respective manufacturing operations being located in the same building. QPL, as the landlord of our assembly facility in Tsuen Wan, Hong Kong has provided these services to us pursuant to a license issued to QPL by the Hong Kong government, which must be renewed by October 31 every other year. However, in June 2003 QPL relocated all of its manufacturing operations from our shared facility to its new facility in Dongguan, China. QPL has agreed to continue to renew this license for our benefit and we received a renewal license in November 2003. Any failure on the part of QPL to obtain or to maintain such a license could materially and adversely affect our operations. See “Risk Factors—Environmental, health and safety laws could impose material liability on us and our financial condition may be negatively affected if we are required to incur significant costs of compliance.”

Our operations in China will be required to comply with various Chinese environmental laws and regulations administered by the central and local government environmental protection bureaus. We will also be subject to the environmental rules introduced by the local Chinese governments in Dongguan, China. These laws impose controls on our air and water discharges, on the storage, handling, discharge and disposal of chemicals, and on employee exposure to hazardous substances. If these laws were to change, they could require us to incur costs to maintain compliance and could impose liability to remedy the effects of hazardous substance contamination. Stricter enforcement of existing laws, the adoption of new laws or regulations or our failure to comply with these laws or regulations could cause us to incur material liabilities and require us to incur additional expense, curtail our operations and restrict our ability to grow. The Chinese national and local environmental laws and regulations impose fees for the discharge of waste substances above prescribed levels, require the payment of fines for serious violations and provide that the Chinese national and local governments may at their own discretion close or suspend any facility which fails to comply with orders requiring it to cease or cure operations causing environmental damage. Under the terms of our lease agreement with Changshi, they have agreed to assist us in procuring the necessary environmental licenses and permits in Dongguan, China, including a Certificate of Waste Substance Discharge. According to the Administration Measures of the Certificate of Waste Substances Discharge of Guangdong Province, the term of such certificate is five years. However, the local authority of environmental protection usually issues a Certificate of Waste Substances Discharge with a term of three years. Therefore, the Certificate of Waste Substances Discharge obtained by our facility in Dongguan, China must be renewed every five or three years based upon the term of such certificate. Furthermore, in accordance with the Administration Measures of the Certificate of Waste Substances Discharge of Guangdong Province, the Certificate of Waste Substances Discharge must be subject to the annual review by the local authority of environmental protection. Our facility in Dongguan, China received an Interim Certificate of Waste Substance Discharge for its probationary production on November 10, 2003. After the Dongguan facility becomes fully operational, the local authority of environmental protection will conduct an assessment on the waste substances discharge facilities. If our Dongguan facility passes the assessment, a formal Certificate of

Waste Substance Discharge will be issued. We do not anticipate incurring any significant costs in connection with procuring these licenses and permits. Any failure on the part of Changshi to obtain or to maintain such license could materially and adversely affect our operations.

We do not anticipate making material environmental capital expenditures in connection with our current operations or the construction of the new facility in Dongguan, China. However, we cannot predict whether future environmental, health and safety laws in either Hong Kong or China will require additional capital expenditures or impose other process requirements upon us, curtail our operations, or restrict our ability to expand our operations. We could be subject to material liabilities if the government adopts new environmental, health and safety laws, we fail to comply with new or existing laws, or other issues relating to hazardous substances arise.

ORGANIZATIONAL STRUCTURE

As of April 30, 2004, ASAT Holdings had the following direct or indirect wholly-owned subsidiaries:

Name	Place of Incorporation	Percentage of Beneficial Ownership	Principal Activities
ASAT Limited	Hong Kong	100%	Assembly and test services for packaged integrated circuits

Timerson Limited	Hong Kong	100%	Assembly and test services for packaged integrated circuits

ASAT, Inc.	California, United States	100%	Sales, marketing and customer services

ASAT (Finance) LLC	Delaware, United States	100%	Financial services

ASAT (Cayman) Limited	Cayman Islands	100%	Investment holding

ASAT (S) Pte. Ltd.	Singapore	100%	Customer services and sales and marketing

ASAT Korea Limited	Korea	100%	Customer services and sales and marketing

ASAT GmbH	Germany	100%	Customer services and sales and marketing

New ASAT (Finance) Limited	Cayman Islands	100%	Financial services

Newhaven Holdings Limited	British Virgin Islands	100%	Holding company

RBR Trading Holding (Curaçao) N.V.	Netherlands Antilles	100%	Holding company

R.B.R. Trading Holding B.V.	Netherlands	100%	Holding company

ASAT S.A.(1)	France	99.9%	None

ASAT Holdings is a Cayman Islands holding company and does not have any material operations or assets other than its beneficial ownership of the entire issued share capital of ASAT Limited and Newhaven Holdings Limited. The consolidated financial statements of ASAT Holdings include all of the above listed subsidiaries except for ASAT S.A..

(1)	In connection with the exercise of our option to purchase ASAT S.A. from QPL in December 2000, which was effective in January 2001, we purchased Newhaven, RBR Antilles and R.B.R. Netherlands. R.B.R. Netherlands owns approximately 99.9% of ASAT S.A. Since ASAT S.A. has been under court administration since November 20, 2001, we no longer consolidate ASAT S.A.’s financial results with our financial statements.

The following chart illustrates our corporate structure as of April 30, 2004:

(1)	On July 14, 2000, we completed our offering of ADSs to the public. We sold 20,000,000 ADSs, representing 100,000,000 ordinary shares of ASAT Holdings in our offering of ADSs to the public.
(2)	QPL holds an approximate 43% ownership interest in ASAT Holdings Limited through its wholly owned subsidiaries, The Industrial Investment Company Limited and QPL (U.S.) Inc., which hold approximately 40% and 3% ownership interests in ASAT Holdings Limited, respectively.
(3)	JPMP Master Fund Manager L.P. (formerly Chase Capital Partners) and related funds hold approximately 29% and Olympus Capital Holdings Asia related funds hold approximately 11% of ownership interests in ASAT Holdings Limited, respectively.
(4)	Timerson Limited is a nominee shareholder of ASAT Limited, holding one share in ASAT Limited in trust for ASAT Holdings Limited.
(5)	ASAT (Cayman) Limited is a nominee shareholder of Timerson Limited, holding one share in Timerson Limited in trust for ASAT Limited.
(6)	In connection with the exercise of our option to purchase ASAT S.A. from QPL in December 2000, which was effective in January 2001, we purchased Newhaven, RBR Antilles and RBR Netherlands. R.B.R. Netherlands owns approximately 99.9% of ASAT S.A. Since ASAT S.A. has been under court administration since November 20, 2001, we no longer consolidate ASAT S.A.’s financial results with our financial statements.

PROPERTY, PLANT AND EQUIPMENT

Our headquarters, administrative offices and assembly operations are located in a leased 286,000 square foot facility in the Tsuen Wan district of Hong Kong. In this facility, as of April 30, 2004, we owned 525 wire bonders. We announced the November 11, 2003 purchase of 100 Eagle gold wire bonders and one flip chip bonder from ASM Pacific Technology, Ltd. The new wire bonders will be used to assemble a wide range of IC packages including the fpBGA and TBGA packages. This new equipment is designed to increase production capacity to meet our customers’ demands. As of April 30, 2004, the majority of this new equipment has been installed.

On December 20, 2003, ASAT HK entered into a sale and purchase agreement with a third party to dispose of its 131,000 square foot test facility in Hong Kong for approximately $4 million. The closing or sale and purchase agreement was completed on February 21, 2004. We now lease back a portion of the property under an operating lease for a monthly rental fee of approximately $31 thousand. The lease term is expected to be for three years commencing from February 21, 2004. In this test facility, as of April 30, 2004, we owned and operated 37 testers.

ASAT HK leases our current Hong Kong 286,000 square foot facility from QPL under a lease with a three year term expiring on March 31, 2007. In September 2003, we announced the relocation of our U.S. headquarters to an approximately 20,000 square foot space in Pleasanton, California.

We plan to move our manufacturing operations to Dongguan, China in two phases. In the Phase I, Changshi completed the construction of a modern facility to our specifications in Dongguan, China in August 2003. The Dongguan Phase I factory facility covers approximately a total of 180,000 square feet of office, storage, utilities and manufacturing space and has an adjacent six story 63,000 square foot dormitory for housing factory workers. Both Phase I buildings are constructed on a gated 525,000 square foot lot, in a recently developed high-tech industrial park. In the July 2004 quarter, construction on a 300,000 square foot Phase II factory building immediately adjacent to the Phase I facility was commenced. This facility is expected to house substantially all of the balance of our Hong Kong manufacturing operations plus provide space for the future expansion of our assembly and test operations. Construction of the Phase II factory building is expected to be completed in the January 2005 quarter and facilitization of the Phase II factory building is expected to be completed in the October 2005 quarter and is expected to occupy approximately 300,000 square feet of usuable floor space. In connection with Phase II of our move to Dongguan, China, we expect to increase our capital expenditures in order to implement this move. Even though we cannot presently estimate the amount of this increase beyond fiscal 2005, it could be significant. During the fiscal 2005, we anticipate that there will be additional expenses associated with our operations in our Phase I China factory and preparing to commence production in our Phase II China factory. At April 30, 2004, we had incurred costs related to commencing production in our Phase I China factory of approximately $3.6 million. Our capital expenditures incurred in connection with our move of manufacturing operations to Dongguan, China are generally funded out of our cash flow from operations and with the proceeds of financing activities. For more detail on the Dongguan facility and our plans with respect to this facility, see Item 3 “Risk Factors” and Item 4 “Business Overview—Operations.”

We believe that our current facilities are in good condition and adequate to meet the requirements of our present operations.

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

CRITICAL ACCOUNTING POLICIES

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates and judgments, including those related to allowance for doubtful accounts, revenues, inventories, asset impairments, income taxes, commitments and contingencies. We base our estimates and judgments on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results may differ from these estimates and judgments under different assumptions or conditions. A summary of our significant accounting policies used in the preparation of consolidated financial statements appears in Note 2 of the notes to the consolidated financial statements.

The U.S. Securities and Exchange Commission has defined critical accounting policies as those that are both most important to the portrayal of our financial condition and results and which require our most difficult, complex or subjective judgments or estimates. Based on this definition, we believe our critical accounting policies include the policies of revenue recognition, inventory valuation, impairment of long-lived assets and deferred income taxes. For all financial statement periods presented, there have been no material modifications to the application of these critical accounting policies.

Revenue Recognition and Risk of Loss. We do not take ownership of customer-supplied semiconductor wafers or die. Title and risk of loss remains with the customers for these materials at all times. Accordingly, the cost of the customer-supplied materials is not included in the consolidated financial statements. No revenue is recognized unless there is persuasive evidence of an arrangement exists, the price is fixed or determinable, delivery has occurred and services rendered and collectibility is reasonably assured. Revenue net of discount from the assembly and test of semiconductor products is recognized when title and risk of loss transfer to the customer, which is generally when the product is shipped to the customer from our facility. For limited products that we manage for our customers in our facility, revenue is also only recognized when products are shipped from our facility to the location that is specified by the customers. Shipping and handling costs associated with product sales are included in cost of sales. Such policies are consistent with provisions in the Securities and Exchange Commission’s Staff Accounting Bulletin (“SAB”) No. 101, “Revenue Recognition in Financial Statements”, as revised by SAB No. 104, “Revenue Recognition”.

Inventory Valuation. At each balance sheet date, we evaluate our ending inventories for obsolete and non-saleable items. This evaluation considers analyses of actual and projected future sales levels by product compared with inventories on hand, and evidence of customers’ expectation to buy back excess inventories as per our written supplier agreements. To project future sales, we estimate based on customers’ forecasted demand and historical sales performance. In addition, we consider the need to write down to net realizable value other inventories we believe to be obsolete or non-saleable. Remaining inventory balances are adjusted to approximate the lower of cost or net realizable value. If future demand or market conditions are less favorable than our projections, we would consider additional inventory write-downs which would be reflected in cost of sales in the period a determination is made.

Impairment of Long-Lived Assets. We routinely consider whether indicators of impairment of long-lived assets are present in accordance with Statements of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. For this purpose, assets are grouped at the lowest level for which separate cash flow information is available. For long-lived assets to be held and used, we determine whether the estimated undiscounted cash flows attributable to the assets in question are less than their carrying values. If such indicators are present, we recognize an impairment charge equal to the difference between the fair value and the carrying value of such assets. Fair value is best determined by quoted market prices in active markets. If quoted market prices are not available, other methods that can be used include discounted future cash flows or appraisals. If the assets determined to be impaired are to be held and used, we recognize an impairment charge to the extent the fair value attributable to the asset is less than the asset’s carrying value. The fair value of the asset then becomes the asset’s new carrying value, which we depreciate over the remaining estimated useful life of the asset. During fiscal year 2003, we conducted evaluations of our long-lived assets and recognized a total $81.8 million non-cash impairment charges in two separate fiscal quarters within the year to reduce the net book value of property, plant and equipment to its fair value. As a result of the sale of the factory building for test operation in February 2004 we recognized and recorded an impairment charge of $2.4 million in the January 2004 quarter. We may incur impairment losses in future periods if factors influencing our estimates change or if our expectations for future revenues and the ability to utilize our assets change. While our cash flow assumptions and estimated useful lives are consistent with our business plan, there is significant judgment involved in determining these cash flows.

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

Deferred Income Taxes. We record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized. We need to make judgments as to estimate future taxable income and consider prudent and feasible tax planning strategies in determining the need for a valuation allowance. In the event that we determine that we would not be able to realize all or part of our net deferred tax assets, an adjustment to the deferred tax assets would be charged to earnings in the period such determination is made. Likewise, if we later determine that it is more likely than not the net deferred tax assets would be realized, then the previously provided valuation allowance would be reversed. We provided a full valuation allowance against the deferred tax assets of subsidiaries in both the United States and Hong Kong as of April 30, 2003 and 2004 due to uncertainties surrounding the realizability of these benefits in future tax returns.

New Accounting Standards

In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities (“VIEs”)” (“FIN No. 46”). The primary objective of FIN No. 46 is to provide guidance on the identification of, and financial reporting for, entities over which control is achieved through means other than voting rights; such entities are known as VIEs. FIN No. 46 requires VIEs to be consolidated by the primary beneficiary of the VIEs and expands disclosure requirements for both VIEs that are consolidated as well as those within which an enterprise holds a significant variable interest. FIN No. 46 also explains how to identify variable interest entities and how an enterprise should assess its interest in an entity when deciding whether or not it will consolidate that entity.

The provisions of FIN No. 46 were applicable to variable interests in VIEs created after January 31, 2003. Variable interests in VIEs created before February 1, 2003, were originally subject to the provisions of FIN No. 46 no later than July 1, 2003. In October 2003, the FASB issued guidance that provided for a deferral of the effective date of applying FIN No. 46 to entities created before February 1, 2003, to no later than December 31, 2003. In addition, the deferral permitted a company to apply FIN No. 46 as of July 1, 2003, to some or all of the VIEs in which it held an interest, and the rest on December 31, 2003.

In December 2003, the FASB issued a revision to FIN No. 46 (“FIN No. 46R”), which clarifies and interprets certain of the provisions of FIN No. 46 without changing the basic accounting model in FIN No. 46. As a Foreign Private Issuer, the Company must apply the provisions of FIN No. 46R to those entities considered special purpose entities on January 1, 2004, and to other entities no later than December 31, 2004. The Company does not expect the adoption of the standard to have a material impact on the Company’s financial position or results of operations.

In December 2003, the FASB issued Statement of Financial Accounting Standards No. 132 (revised 2003) (“SFAS No. 132 (revised 2003)”), Employers’ Disclosures about Pensions and Other Postretirement Benefits – an amendment of FASB Statement No. 87, 88, and 106 which revises employers’ disclosures about pension plans and other postretirement benefits. It does not change the measurement or recognition of those plans required by SFAS No. 87, Employers’ Accounting for Pensions, SFAS No. 88, Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits, and SFAS No. 106, Employers’ Accounting for Postretirement Benefits Other Than Pensions. This Statement retains the disclosure requirements contained in SFAS No. 132, Employers’ Disclosures about Pensions and Other Postretirement Benefits, which it replaces. It requires additional disclosures to those in the original SFAS No. 132 about the assets, obligations, cash flows, investment strategy, and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans. The required information should be provided separately for pension plans and for other postretirement benefit plans. This Statement is effective for financial statements periods ending after December 15, 2003. The adoption of this statement did not have a material impact on the Company’s consolidated financial statements.

In December 2003, the Securities and Exchange Commission issued SAB No. 104, “Revenue Recognition”. SAB No. 104 supersedes SAB No. 101, “Revenue Recognition in Financial Statements”. SAB No. 104’s primary purpose is to rescind accounting guidance contained in SAB No. 101 related to multiple element revenue arrangements, superseded as a result of the issuance of Emerging Issues Task Force Issue No. 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables” (“EITF 00-21”). Additionally, SAB No. 104 rescinds the Securities and Exchange Commission’s Revenue Recognition in Financial Statements Frequently Asked Questions and Answers (“the FAQ”) issued with SAB No. 101 that had been codified in Securities and Exchange Commission Topic 13, Revenue Recognition. Selected portions of the FAQ have been incorporated into SAB No. 104. While the wording of SAB No. 104 has changed to reflect the issuance of EITF 00-21, the revenue recognition principles of SAB No. 101 remain largely unchanged by the issuance of SAB No. 104. As a result, the adoption of this pronouncement did not have any impact on the Company’s consolidated financial statements.

OPERATING RESULTS

Operating Environment and Overview

We are an independent provider of semiconductor assembly and test services. We offer assembly services for a broad range of semiconductor packages including chipscale and non-chipscale packages. We also provide semiconductor test services, particularly for mixed-signal semiconductors which perform both analog and digital functions.

We provide assembly and test services from our Hong Kong and Dongguan, China facilities. We also provide package design services and thermal and electrical modeling from both our Pleasanton, California and Hong Kong facilities. Our sales offices and representatives are strategically located in the United States, Germany, Hong Kong, Japan, South Korea and Singapore, allowing us to work directly with customers at their facilities to provide effective design, test and customer service. Through this network we are able to provide highly focused design and production services with rapid time-to-market design and production solutions.

As part of our overall strategy to remain competitive, we are moving a substantial portion of our assembly and test facilities to Dongguan, China to take advantage of the relatively inexpensive labor costs, talented labor pool and modern factory facilities. To that end, in August 2002, we entered into a 15-year lease agreement and a 6-year management agreement with the Dongguan Changan County Changshi Development Company, or Changshi, our development partner in Dongguan, China. In August 2003, during Phase I of our move to China, construction of an 180,000 square foot facility was completed by Changshi to our specifications and we started moving assembly equipment to this newly built leased assembly and test facility in the Zhenan Technology and Industrial Park, Changan County, Dongguan City. In April 2004 we held the ground breaking on our Phase II facility in Dongguan. In the July 2004 quarter, construction on a 300,000 square foot Phase II factory building immediately adjacent to the Phase I facility was commenced. As with our Phase I facility, we entered into a long term lease agreement with Changshi and its subsidiary that holds the subject land use rights, Dongguan Changan ASAT Semiconductor Assembly and Test Factory, in May 2004 to construct this factory building. Under the terms of the lease agreement, we will lease the completed Phase II factory building from Changshi for a period of 15 years. Construction of the Phase II factory building is expected to be completed in the January 2005 quarter and facilitization of the Phase II factory building is expected to be completed in the October 2005 quarter and is expected to occupy approximately 300,000 square feet of usable floor space.

Industry Demand. Our business is substantially affected by market conditions in the semiconductor industry. The semiconductor industry is highly cyclical. The industry experienced sustained growth during the first half of the 1990s as global demand for semiconductors expanded at an accelerated pace due to the increasing pervasiveness of semiconductor applications and increased demand for semiconductor components with greater functionality, increased speed and smaller size.

Through the first three quarters of calendar year 2000, the semiconductor industry experienced strong growth which allowed us to improve our production levels, revenue, gross margins and operating margins above our historical levels. Beginning in the fourth quarter of calendar year 2000, the semiconductor industry experienced a sudden and severe downturn. Accordingly, our customers cut back production orders, reflecting inventory corrections and lower demand experienced in their end-user markets. We experienced a semiconductor industry wide slowdown in demand in our end-user markets, primarily in the communications sector, which had historically accounted for approximately 75% to 80% of our sales prior to 2000. As a result, assembly utilization declined from a high of approximately 88% in the July 2000 quarter to an average of approximately 20% to 25% during the fiscal year ended April 30, 2002. The semiconductor industry began a modest recovery in the second quarter of calendar year 2002 and the overall demand for semiconductors has improved since the second quarter of calendar year 2003. Due to this recovery, utilization rates have recently increased to an average of approximately 71% in the July 2003 quarter, to an average of approximately 72% in the April 2004 quarter, given the recent increase in capacity. A utilization rate of greater than 80% is considered to be operating effectively at full capacity due to the downtime required to change shifts and service machinery.

Beginning in 2001, in response to the severe downturn in the semiconductor sector, we began to reduce costs. Over the past nine quarters, or since the end of the January 2002 quarter, we have been implementing our corporate restructuring program to increase our focus on developing advanced packages, diversifying our customer base, significantly improving our customer focus and reducing our costs. These strategies are being executed via our “Peak Performance Initiative” program which is designed to lower customers’ cost and risk while improving our profitability. Under this program, we have set internal goals focused on increasing shareholder value, providing superior customer service and remaining a technology leader. Our new technology introductions as well as the “Peak Performance Initiative” program have enabled us to re-engage former customers and increase sales.

Due to a variety of factors, our operating results, particularly our quarterly operating results, will vary. These factors could include: general economic conditions in the semiconductor industry, our progress in ramping the new China facility, the short-term nature of our customers’ commitments, capacity utilization, ability to meet increases in customer demands, intensive capital expenditures, erosion of the selling prices of packages, errors in assembly and test processes, reduced purchases by or losses of customers, changes in our product mix and timing of our receipt of semiconductor chips from our customers. See Item 3 “Risk Factors.”

Technology Migration. The semiconductor industry is subject to technology migration as increasingly complex semiconductor applications with higher performance requirements and greater functionality are developed. Typically, the newest semiconductor applications with the highest performance initially demand the highest price. Pricing and margins on these products generally decline as they are replaced by newer products with enhanced performance characteristics. Accordingly, the semiconductor industry (including the assembly and test industry) must continually develop products with greater functionality and performance.

In the fiscal year 2004, as a result of our strategy to focus on our consumer base and other sectors, our sales of chipscale packages increased as a percentage of assembly sales. Our product families can be grouped into four categories: CSP, non-CSP laminate packages, non-CSP leadframe packages and test services. The following table illustrates the sales by packages as percentage of total net sales in the fiscal years ended April 30, 2000, 2001, 2002, 2003 and 2004.

	Fiscal Year Ended April 30,
	2000	2001	2002	2003	2004
	(As percentage)
Chipscale packages (CSP)	0%	1%	12%	31%	40%
Non-CSP laminate packages	36	46	32	21	17
Non-CSP leadframe packages	55	48	51	38	32

Subtotal	91	95	95	90	89
Test(1)	9	5	5	10	11

Total	100%	100%	100%	100%	100%

(1)	Most of the revenue derived from test services comes from test services performed in connection with assembly services and the revenue generated from only test is not significant to us.

Pricing and Revenue Recognition. Our pricing is significantly influenced by general demand in the semiconductor industry and by the sophistication of our assembly and test services. Other factors affecting pricing include the cost of components and raw materials, the order size, strength and history of our relationships with our customers and our capacity utilization. Revenues are recognized net of discounts from packaged semiconductors sold directly to customers when persuasive evidence of an arrangement exists, the price is fixed or determinable, delivery has occurred and services are rendered, and collectibility is reasonably assured.

Cost of Sales and Gross Profit. The most significant components of cost of goods sold are raw materials, fixed manufacturing costs, labor and depreciation. Industry trends significantly affect the average selling price of our services. They also affect our raw material costs, which account for a majority of our cost of sales.

Impairment of Property, Plant and Equipment. We routinely consider whether indicators of impairment of long-lived assets are present in accordance with Statements of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” For this purpose, assets are grouped at the lowest level for which separate cash flow information is available. For long-lived assets to be held and used, we determine whether the estimated undiscounted cash flows attributable to the assets in question are less than their carrying values. If such indicators are present, we recognize an impairment charge equal to the difference between the fair value and the carrying value of such assets. Fair value is best determined by quoted market prices in active markets. If quoted market prices are not available, other methods that can be used include discounted future cash flows or appraisals. If the assets determined to be impaired are to be held and used, we recognize an impairment loss based on the excess of the carrying amount of the assets over their respective fair value. The fair value of the asset then becomes the asset’s new carrying value, which we depreciate over the remaining estimated useful life of the asset. In the fiscal year ended April 30, 2003, we re-examined our business strategy to reflect the growing market demand for finer pitch technologies and to focus on high-end and advanced packaging solutions. During the year ended April 30, 2003, we conducted evaluations of our long-lived assets and recognized a total of $81.8 million of non-cash impairment charges in two separate fiscal quarters within the year to reduce the net book value of property, plant and equipment to its fair value. On December 20, 2003, the Company entered into a sale and purchase agreement with a third party to dispose of the Company’s factory building for test operation in Hong Kong for approximately $4 million. The final sale and purchase agreement was completed on February 21, 2004 and the Company now leases back a portion of the property under an operating lease for a monthly rental fee of approximately of 31 thousand. The lease term is three years commencing from February 21, 2004. As a result of the sales of the property in February 2004, an impairment charge of $2.4 million was recognized and recorded in the January 2004 quarter. We may incur impairment losses in future periods if factors influencing our estimates change or if our expectations for future revenues and of our ability to utilize our assets change. While our cash flow assumptions and estimated useful lives are consistent with our business plan, there is significant judgment involved in determining these cash flows.

Reorganization Expenses. Due to the decline in demand in the end markets of the communications and computer sectors, many of our customers have initiated cost reduction programs. In response, we initiated a reorganization program, which included reductions in material costs, manufacturing labor and overhead, and administrative costs. For the fiscal years ended April 30, 2002 and 2003, we incurred $2.3 million and $713 thousand, respectively, in reorganization expenses in relation to our workforce reduction. We did not incur any reorganization expenses in the fiscal year ended in 2004.

Research and Development. Because our new packaging technologies usually involve extensions and evolutions of existing technologies, we have been able to develop new products in recent years without significantly increasing our research and development expenditures. Our focus on working closely in the package design process with customers to develop packages for application specific standard products enables us to use our research and development resources efficiently. During our last three fiscal years, our research and development expenditures ranged between $4.6 million and $6.4 million to develop technologies that would satisfy our customers’ future requirements. During fiscal year 2004, our research and development expenditures were $4.6 million. We expect to increase our research and development expenditures as necessary to develop technologies that satisfy our customer’s future requirements.

Customers. For the year ended April 30, 2003 and 2004, our single largest customer accounted for approximately 25.1% and 19.0%, respectively, of net sales, our top ten customers accounted for approximately 77.5% and 74.3%, respectively, of net sales, and each of Analog Devices and Broadcom accounted for 10% or more of net sales in the fiscal year ended April 30, 2004 and each of Altera, Analog Devices and Broadcom accounted for 10% or more of net sales in the fiscal year ended April 30, 2003.

Results of Operations

The following table sets forth ASAT’s results of operations as a percentage of net sales during the years shown:

	Fiscal Year Ended April 30,
	2000		2001	2002	2003	2004
Net sales	100.0%		100.0%	100.0%	100.0%	100.0%
Cost of Sales	64.0		71.9	129.4	93.5	81.2

Gross profit (loss)	36.0		28.1	(29.4)	6.5	18.8

Operating expenses:
Selling, general and administrative	8.5		11.1	29.7	16.1	11.5
Research and development	1.5		1.7	6.3	3.5	2.1
Reorganization expenses	—		0.8	2.3	0.5	—
Impairment of property, plant and equipment	3.9	(1)	—	—	54.5 (5)	1.1
Facilities charge	—		—	—	—	0.1
Non-recoverable and unutilized architectural costs	—		—	4.4 (3)	—	—
Write-off in relation to ASAT S.A.	—		—	23.7 (4)	—	—

Total operating expenses	13.9		13.6	66.4	74.6	14.8

Income (Loss) from operations	22.1		14.5	(95.8)	(68.1)	4.0
Other income (expense), net	0.3		1.9	(1.5)	1.1	0.3
Charges on early extinguishment of debt	—		(3.9)	—	—	—
Charges on early redemption of 12.5% senior notes	—		—	—	—	(4.8)
Interest expense	(6.1)		(5.3)	(13.9)	(9.1)	(7.2)
Recapitalization costs	(2.2	)(2)	—	—	—	—

Income (Loss) before income taxes	14.1		7.2	(111.2)	(76.1)	(7.7)
Income tax (expense) benefit	(3.1)		(1.6)	10.7	10.1	—

Net income (loss)	11.0%		5.6%	(100.5)%	(66.0)%	(7.7)%

(1)	Reflects a non-cash impairment charge of $12.3 million for property, plant and equipment in fiscal year 2000.
(2)	Reflects costs incurred in connection with our recapitalization in October 1999.
(3)	Reflects a non-recoverable charge of $4.5 million for previously incurred architectural costs on a land use right disposed in fiscal year 2002.
(4)	Reflects a write-off in relation to ASAT, S.A. in fiscal year 2002. ASAT, S.A.’s financial position and results of operations have not been consolidated into our financial statements since November 2001.
(5)	Reflects a non-cash impairment charge of $81.8 million for property, plant and equipment in fiscal year 2003.

Fiscal Year Ended April 30, 2004 Compared to Fiscal Year Ended April 30, 2003

Net Sales. Net sales consist primarily of sales of our assembly services and test services. Net sales increased 43% to $214.7 million for the fiscal year 2004 from $150.1 million for the fiscal year 2003. This increase in net sales was primarily a result of increase in sales of our products to end-markets such as network search engines, MP3, video game, PDA, optical storage device, global positioning system, computing equipment and RF devices, an increase in sales of our products incorporating CSP technologies, and an improvement in overall market conditions. Net sales from the communication sector were 61% and 63% for fiscal years 2004 and 2003, respectively. Sales to the computer peripherals market for fiscal year 2004 and 2003 were 8% and 4%, respectively. Sales volumes were increased by 40.1% in fiscal year 2004 as compared to fiscal year 2003.

Net sales from assembly services for the fiscal year 2004 were $191.9 million, an increase of 42% compared to last year. Assembly revenue accounted for 89.4% and 90.3% of the net sales for the year ended 2004 and 2003, respectively. Net sales from test services increased 57% to $22.8 million during fiscal year 2004 from $14.5 million during fiscal year 2003.

The top ten customers in the fiscal year 2004 accounted for 74.3% of net sales compared with 77.5% in the last year. We continued to diversify our customer base in the fiscal year 2004, and reduced the percentage of net sales generated by our top three customers to 45.4% in fiscal year 2004, from 51.0% in fiscal year 2003. We estimate that approximately 49.2% and 43.2% of our net sales during fiscal year 2004 and 2003, respectively represented packages shipped to distribution centers and destinations within Asia.

Gross Profit. Gross profit for the year ended April 30, 2004 improved to $40.4 million compared with gross profit of $9.7 million in the last year. Gross margin was 18.8% for the year ended April 30, 2004 compared to 6.5% for the year ended April 30, 2003. This increase in gross margin was primarily due to economies of scale from increased unit volume production and the decrease in depreciation expenses as a result of an impairment charge taken on certain of our property, plant and equipment in fiscal year 2003, as well as a decrease in direct labor and fixed manufacturing costs as a percentage of total net sales. Direct labor costs decreased due to improved labor productivity and lower labor costs as a percentage of increased sales. Continuous cost reduction efforts undertaken in conjunction with our “Peak Performance Initiative” program were reflected in these improved results. We recorded a $4.1 million non-cash inventory charge in the fiscal year ended April 30, 2003 as compared to a $1.4 million charge for the year ended April 30, 2004.

Selling, General and Administrative. For the year ended April 30, 2004, selling, general and administrative expenses increased to $24.8 million or 11.5% of total net sales from $24.2 million or 16.1% of total net sales for the year ended April 30, 2003. The increase was primarily attributable to the growing of the business during the year.

Research and Development. Research and development decreased slightly to $4.6 million or approximately 2.1% of total net sales for the fiscal year 2004 as compared to $5.3 million or approximately 3.5% of total net sales for the fiscal year 2003. A significant portion of these expenditures was focused on developing additional advanced semiconductor packaging technologies, such as thin array plastic packaging, or TAPP, and fully integrated systems-in-package, or SiP, products. We currently expect our research and development expenditures will be flat year over year.

Impairment of Property, Plant and Equipment. On December 20, 2003, the Company entered into a sale and purchase agreement with a third party to dispose of the Company’s excess real property in Hong Kong for approximately $4.0 million. The final sale and purchase agreement was completed on February 21, 2004 and the Company now leases back a portion of the property under an operating lease for a monthly rental fee of approximately $31 thousand. The lease term is three years commencing from February 21, 2004. As a result of sale of the property, an impairment charge of $2.4 million was recognized and recorded in the January 2004 quarter.

In fiscal year 2003, the management re-examined the Company’s business strategy to reflect the growing market demand for finer pitch technologies and to focus on high-end and advanced packaging solutions. In line with the new business strategy and the continuous weakness in the semiconductor market and the economy, the Company recognized a total of $81.8 million non-cash impairment charges to reduce the net book value of the property, plant and equipment to its fair value.

Reorganization Expenses. In continuation of the reorganization program initiated in 2001, headcount was reduced by 116 and we incurred $713 thousand of reorganization expense (pre-tax) as severance payments. There were no reorganization expenses taken in the fiscal year ended April 30, 2004.

Other Income (Expense), Net. Other income, net decreased from $1.7 million for the year ended April 30, 2003 to other income, net of $689 thousand for the year ended April 30, 2004. These decreases in other income, net were partly due to decreased interest income arising from investment of cash generated from operations net of debt repayment, plus interest earned on unspent proceeds from our initial public offering to date. Interest income was $468 thousand and $371 thousand for the years ended April 30, 2003 and 2004, respectively. In addition, there were legal claim of $200 thousand, write-back of long outstanding payable balances of $481 thousand and unapplied payment from customers of $360 thousand recorded in the fiscal year ended April 30, 2003. No such items were recorded in the fiscal year ended April 30, 2004.

Charges on Early Redemption of 12.5% Senior Notes. This charge of $6.3 million represented a call premium for early redemption of the 12.5% senior notes and its related charge of $4.0 million for the non-cash write-off of deferred financing fees and debt discount. There was no such item during the year ended April 30, 2003.

Interest Expense. Interest expense increased to $15.4 million during the year ended April 30, 2004 as compared to $13.6 million for the year ended April 30, 2003. Of the $15.4 million recorded in current year, $11.5 million was attributed to interest on the 12.5% senior notes which was redeemed in February 2004 from the proceeds of the private placement of the 9.25% senior notes due 2011, while $3.9 million was accrued for the 9.25% senior notes. Of the $15.4 million interest expense recorded during the year ended April 30, 2004, $14.4 million was attributed to interest on the 12.5% and 9.25% senior notes and $1.0 million was attributed to the amortization of the deferred charges. Of the $13.6 million recorded during the year ended April 30, 2003, $12.7 million was attributed to interest on the 12.5% senior notes and $0.9 million in interest was attributed to amortization of the deferred charges.

Income Taxes. Income tax benefit decreased from $15.2 million for fiscal year 2003 to an income tax expense of $4 thousand for fiscal year 2004. During the year ended April 30, 2004 tax expense represented an effective tax rate of 0.0% compared with 13.3% effective tax benefit rate in the fiscal year ended April 30, 2003. The income tax expense for the year ended April 30, 2004 was mainly attributed to the U.S. and Korean operations, while the income tax benefit for the year ended April 30, 2003 was primarily related to the reversal of deferred tax liabilities related to the $81.8 million impairment charge on property, plant and equipment. The valuation allowance were decreased from $8.8 million in the fiscal year ended April 30, 2003 to $7.8 million in the fiscal year ended April 30, 2004 due to the increase in deferred tax liabilities. In light of the Company’s three years of cumulative losses, a severe industry downturn and continued poor visibility of customer demand, the Company determined that a valuation allowance representing substantially all of the Company’s deferred tax assets was still appropriate in the fiscal year ended April 30, 2004.

Fiscal Year Ended April 30, 2003 Compared to Fiscal Year Ended April 30, 2002

Net Sales. Net sales increased by 46.6% to $150.1 million for the year ended April 30, 2003 compared with $102.4 million for the year ended April 30, 2002. Assembly sales increased 38.9% to $135.6 million in the fiscal year ended April 30, 2003 compared with $97.6 million in the fiscal year ended April 30, 2002. The increase in assembly revenues reflected an increase in sales volume and the improved market condition in assembly sales of legacy products, high thermal performance BGAs and fpBGAs, with particular strength in the wireless, broadband access and consumer market in the fiscal year ended April 30, 2003 compared with 2002. Test revenues in the fiscal year ended April 30, 2003 increased to $14.5 million compared with $4.8 million in the fiscal year ended April 30, 2002. Net sales from chipscale packages represented 34.3% of assembly sales in the fiscal year ended April 30, 2003 compared with 12.3% in the fiscal year ended April 30, 2002. We estimate that approximately 43.3% and 32.1% of our net sales during the year ended April 30, 2003 and the year ended April 30, 2002, respectively, represented packages shipped to distribution centers and destinations within Asia.

Cost of Sales and Gross Profit (Loss). We achieved a gross profit of $9.7 million in the fiscal year ended April 30, 2003 compared with a gross loss of $30.1 million in the fiscal year ended April 30, 2002. Gross profit margin improved significantly in the fiscal year ended April 30, 2003 to a positive 6.5% compared to a negative margin of 29.4% in the fiscal year ended April 30, 2002. Overall gross margin increased primarily due to economies of scale from increased unit sales volume and the decrease in direct labor as percentage of sales, decreases in material costs as percentage of sales, decreases in fixed manufacturing costs and decreases in depreciation expenses after the impairment charge taken for certain of our property, plant and equipment in the fiscal year ended April 30, 2003. Tighter cost control was reflected in these results. Depreciation expenses as a percentage of net sales were 17.2% lower in the fiscal year ended April 30, 2003 than the year ended April 30, 2002, mainly due to the assets impairment charge mentioned above. Material costs as a percentage of net sales were reduced by 3.7% in the fiscal year ended April 30, 2003. Fixed manufacturing expense decreased by 15.8% due to asset impairments and workforce reductions. We also undertook approximately $4.0 million of non-cash write-offs of specific excess inventory for both fiscal years ended April 30, 2003 and 2002. We have put in place tighter purchasing and inventory controls in an effort to substantially reduce the accumulation of excess inventories in the future.

Reorganization Expenses. In response to the industry downturn, we continued the reorganization program initiated in 2001, which included reductions in material costs, manufacturing labor and overhead, and administrative costs. Headcount was reduced by 116 and 1,046 in fiscal years ended April 30, 2003 and 2002, respectively. As a result of headcount reductions made in fiscal years ended April 30, 2003 and 2002, before tax severance charges were recognized in the amount of $713 thousand for the year ended April 30, 2003 and $2.3 million for the year ended April 30, 2002.

Selling, General and Administrative. Selling, general and administrative expenses decreased to $24.2 million in the fiscal year ended April 30, 2003 from $30.4 million in the fiscal year ended April 30, 2002, a decrease of 20.3%. The decrease was primarily attributable to workforce and payroll reductions resulting from our cost reduction program as part of our “Peak Performance Initiatives” program.

Research and Development. Research and development expenses decreased by 17.7% to $5.3 million in the fiscal year ended April 30, 2003 from $6.4 million in the fiscal year ended April 30, 2002. A significant portion of these expenditures, including additional staff costs and outside consulting services, was focused on developing additional advanced semiconductor packaging technologies, such as stacked die packages, TAPP and fully integrated SiP production, which were introduced to the market in the fiscal year 2003.

Non-recoverable and Unutilized Architectural Costs. In the fiscal year ended April 30, 2002, we wrote off $4.5 million of non-recoverable and unutilized architectural costs which are associated with the previous construction plan for a factory in Henggang County, Shenzhen, China. Our plan to move to Henggang County, Shenzhen, China was abandoned in the fiscal year ended April 30, 2002 and we decided instead to move to

Dongguan, China due to a number of factors, including the quality of our Chinese partner, lower capital expenditures, better infrastructure, the relatively inexpensive labor costs, the talented labor pool and the modern low-cost facility.

Write-off in Relation to ASAT S.A. In addition to our cost reduction efforts, we took actions to evaluate our French subsidiary, ASAT S.A., as part of our corporate restructuring program. In October 2001, we elected to discontinue funding for this subsidiary, which we believed was no longer economically viable. ASAT S.A. has been operating under court protection since November 20, 2001 when it entered into court administration and is no longer under our operational control. Certain assets and investments in the amount of $24.3 million in ASAT S.A. were written off during the October 2001 quarter. Results of ASAT S.A. have not been consolidated into our consolidated financial statements since November 20, 2001.

Impairment of Property, Plant and Equipment. In the fiscal year ended April 30, 2003, we re-examined our business strategy to reflect the growing market demand for finer pitch technologies and to focus on high-end packaging solutions. In line with our new business strategy and continuous weakness in the semiconductor market and the economy, we recognized a total $81.8 million non-cash impairment charges to reduce the carrying value of the property, plant and equipment to fair value since the projected cash flows generated from these assets no longer reflected their fair value.

Other Income (Expense), Net. Other income, net was $1.7 million in the fiscal year ended April 30, 2003 compared with other expense, net of $1.5 million in the fiscal year ended April 30, 2002. Interest income arose from investment of cash generated from operations and unused proceeds from our initial public offering. In the fiscal year ended April 30, 2002, we sold our land use right in Shenzhen back to the government-related company from which the land use right was originally purchased, for a consideration of $3.8 million resulting in a net pre-tax loss of $4.2 million in other expenses.

Interest Expense. Interest expense decreased to $13.6 million in the fiscal year ended April 30, 2003 from $14.2 million in the fiscal year ended April 30, 2002. Of the $13.6 million recorded in the fiscal year ended April 30, 2003, $12.7 million was attributed to interest on the 12.5% senior notes due November 2006. Additionally, $0.9 million in interest expense was attributed to amortization of the deferred charges arising upon issuance of the 12.5% senior notes. In the fiscal year ended April 30, 2002, interest expense was attributed to $13.3 million interest on the 12.5% senior notes, which were issued in the middle of the fiscal year ended April 30, 2000 and $0.9 million for the amortization of the deferred charges.

Income Taxes. Income tax benefit was $15.2 million in the fiscal year ended April 30, 2003. This is compared to an income tax benefit for the year ended April 30, 2002 of $11.0 million. The fiscal year ended April 30, 2003 tax benefit represented an effective tax benefit rate of 13.3% compared with a 9.6% effective tax benefit rate in the fiscal year ended April 30, 2002. The primary source of the benefit was due to the increase in net operating loss carryforwards available to offset deferred tax liability. In addition, the increase was also attributable to the reversal of deferred tax liabilities related to the $81.8 million impairment charge taken on property, plant and equipment in the fiscal year ended April 30, 2003. The valuation allowances were increased from $3.9 million in the fiscal year ended April 30, 2002 to $8.8 million in the fiscal year ended April 30, 2003 due to the uncertainty surrounding the realizability of these benefits in future tax returns.

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

LIQUIDITY AND CAPITAL RESOURCES

Cash on hand, excluding restricted cash, at years ended April 30, 2002, 2003 and 2004 was $34.5 million, $25.8 million and $62.6 million, respectively.

Cash Provided by (Used in) Operating Activities. Our net cash provided by operating activities was $15.9 million for the year ended April 30, 2004, compared to net cash used in operating activities of $2.3 million and $28.9 million for the years ended April 30, 2003 and 2002, respectively. This increase in net cash provided by operating activities was primarily due to improvement in profitability from a loss from operations of $102.3 million and $98.0 million for the years ended April 30, 2003 and 2002, respectively to an income from operations of $8.4 million for the year ended April 30, 2004.

Cash Used in Investing Activities. Net cash used in investing activities was $24.1 million for the year ended April 30, 2004, compared to $6.4 million and $15.7 million for the years ended April 30, 2003 and 2002, respectively. This increase was primarily due to capital expenditures of $28.5 million for the purchase of new operating systems and the acquisition of new assembly and test equipment to meet growing customer demand during current year, which compared to capital expenditures of $6.9 million and $19.6 million during the years ended April 30, 2003 and 2002, respectively. The investing activities primarily were for the purchase of equipment and machinery to support the capital expenditure requirements of our business.

Cash Provided by (Used in) Financing Activities. Net cash provided by financing activities was $45.0 million for the year ended April 30, 2004 as compared to $nil for the year ended April 30, 2003 and net cash used in financing activities of $650 thousand for the year ended April 30, 2002. Fiscal year 2004 included $150.0 million proceeds from the 9.25% senior notes offering. Out of the $150.0 million proceeds, $100.8 million were used to redeem the 12.5% Senior Notes in full on February 25, 2004, and $6.4 million was used to pay for debt issuance costs in connection with the new notes issued. In connection with the notes issuance, the Company recorded $6.4 million in deferred financing fees and expenses associated with the notes, which are being amortized as an yield adjustment over the life of the notes. In connection with the retirement of 12.5% senior notes, the Company incurred charges of approximately $10.3 million, including $6.3 million for the call premium and $4.0 million for a non-cash write-off of deferred financing fees and debt discount of the 12.5% senior notes. The charges were recorded on the same date when the 12.5% senior notes were redeemed on February 25, 2004. Fiscal year 2004 also included $2.2 million of proceeds from the exercise of stock options.

During the fiscal year ended April 30, 2002, we repurchased 780,000 ordinary shares at approximately $541 thousand under our ADS repurchase program previously announced in mid-January 2001. No material financing activities were taken in the fiscal year ended April 30, 2003.

Capital expenditures increased to $28.5 million for the year ended April 30, 2004 from $6.9 million and $19.6 million for the years ended April 30, 2003 and 2002, respectively. These expenditures for fiscal year 2004 were incurred primarily to expand our chipscale packaging capacities and to expand our test capacities and for the purchase of new operating systems.

As of April 30, 2004, we had commitments for capital expenditures of approximately $8.0 million. We expect to incur $10 million to $14 million in capital expenditures in the July 2004 quarter. These plans are highly dependent on market conditions, and our actual capital expenditures may vary. The majority of this expenditure is expected to be used for new equipment in the China facility, assembly and test capacity expansion to meet growing customer demand. We expect to finance these capital expenditure requirements with our existing cash resources.

We believe that our existing cash and cash equivalents and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs in the ordinary course of business for at least the next 12 months.

Debt. As of April 30, 2004, our total outstanding debt was $150.0 million for the 9.25% senior notes due 2011. As indicated above, the indenture that governs the senior notes requires the Company to comply with certain covenants, which in addition to limiting our ability to incur debt, limit our ability to:

•	Pay dividends, redeem capital stock and make certain other restricted payments or investments, including loans, guarantees and advances;

•	Create or permit restrictions on the ability of our restricted subsidiaries to pay dividends or make other distributions to us;

•	Engage in transactions with affiliates;

•	Sell assets;

•	Merge, consolidate or sell all or substantially all of our assets; and

•	Create liens on assets.

Contractual Obligations. The following table summarizes our existing contractual obligations for future debt repayments, lease obligations and capital expenditures as of April 30, 2004:

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	$’000	$’000	$’000	$’000	$’000
Long-Term debt	150,000	—	—	—	150,000
Operating leases(1)	26,298	6,381	9,825	4,316	5,776
Capital expenditures(2)	7,998	7,998	—	—	—

Total	184,296	14,379	9,825	4,316	155,776

(1)	Operating leases

We lease certain land and buildings and equipment and machinery, under operating lease agreements expiring at various times through August 2018. The leased Hong Kong facility from QPL is under a three-year term which expires on March 31, 2007.

We also entered into a lease of a manufacturing plant in Dongguan, China in August 2002 under which the lessor was responsible for the design and construction of the factory facilities. We were obligated to pay a monthly rental payment and management service fee 30 days after the date on which the lessor handed over the newly constructed facilities to us. The handover took place in August 2003. The lease term commenced in September 2003, one month after the handover date and will continue for a term of 15 years.

From October 30, 2004 onward and during the term of the lease, we will have an option and a right of first refusal to purchase the factory facilities and the related land-use right at prices fixed in a predetermined schedule starting from October 2004 to October 2009 and thereafter at prices based on the then fair market value of the factory facilities and the related land-use right. We are also required to pay approximately HK$6.1 million (equivalent to $779 thousand at an assumed exchange rate of HK$7.80 per $1.00) annually as a management services fee for a total of six years starting from September 2003, 30 days after the lessor handed over the newly constructed facilities to us in August 2003. In accordance with SFAS No. 13, “Accounting for Leases,” rental expenses and management fees related to this lease agreement are recognized on a straight-line basis over the lease term.

Future minimum lease payments under operating leases as of April 30, 2004 are as follows:

$’000
Fiscal year ending April 30:
2005	6,381
2006	5,545
2007	4,280
2008	2,162
2009	2,154
Thereafter	5,776

26,298

We also entered into a lease of another Phase II manufacturing plant in Dongguan, China in May 2004 under which the lessor is responsible for the design and construction of the factory building . We are obligated to pay a monthly lease payment starting from the Commencement Date as defined in the lease contract for a term of 15 years. The Commencement Date is estimated to be in October 2005. The annual payment under the lease agreement is HK$16.8 million (approximately $2.2 million) for the first six years of the rental term and HK$8.4 million (approximately $1.1 million) annually for the seventh to fifteenth years of the rental term.

From October 31, 2008 onward and during the term of the lease, we have an option and a right of first refusal to purchase the factory building and the land-use right of the land on which the facility is located at prices fixed in a predetermined schedule from October 2008 to July 2011 and thereafter at prices based on the then fair market value of the factory building and the related land-use right. We also entered into a management services agreement with the lessor of the Phase II manufactory plant in May 2004 for a period of six years starting from the Commencement Date as defined in the contract. We are obligated to pay HK$7.7 million (approximately $983 thousand) management services fee annually for a period of six years.

The exchange rate assumed above is for HK$7.80 per $1.00.

(2)	As of April 30, 2003 and 2004, we had contracted for capital expenditures on property, plant and equipment of $1.8 million and $8.0 million, respectively.

OFF-BALANCE SHEET ARRANGEMENTS

Our off-balance sheet arrangements consist of our Phase I and Phase II lease agreements for manufacturing plants in Dongguan, China. We entered into the Phase I lease of a manufacturing plant in Dongguan, China in August 2002 under which the lessor was responsible for the design and construction of the factory facilities. We were obligated to pay a monthly rental payment and management service fee 30 days after the date on which the lessor handed over the newly constructed facilities to us. The handover took place in August 2003. The lease term commenced in September 2003, one month after the handover date and will continue for a term of 15 years. Under the terms of our Phase I lease, we are obligated to pay monthly rental payments of HK$1.4 million (approximately $179 thousand at an assumed exchange rate of HK$7.80 per $1.00) for the first six years of the rental term, HK$350,000 (approximately $45 thousand at an assumed exchange rate of HK$7.80 per $1.00) for the seventh to eleventh years and HK$385,000 (approximately $49 thousand at an assumed exchange rate of HK$7.80 per $1.00) for the twelfth to fifteenth years. From October 30, 2004 and onward during the term of the lease, we have an option and a right of first refusal to purchase the Phase I facility and the land-use right of the land on which the facility is located at prices fixed in a predetermined schedule starting from October 2004 to October 2009 and thereafter at prices based on the then fair market value of the factory facility and the related land-use right. The highest price for the Phase I factory facility and the related land-use right listed on the predetermined schedule to the lease agreement is HK$108.4 million (approximately $13.9 million at an assumed exchange rate of HK$7.80 per $1.00), which is the amount that we would be obligated to pay if we were to exercise our option and right of first refusal under the Phase I lease in October 2004.

We also entered into a lease of another Phase II manufacturing plant in Dongguan, China in May 2004 under which the lessor is responsible for the design and construction of the factory building. We are obligated to pay a monthly lease payment starting from the Commencement Date as defined in the lease contract for a term of 15 years. The Commencement Date is estimated to be in October 2005. Under the terms of our Phase II lease, we are obligated to pay monthly payments of HK$1.4 million (approximately $179 thousand at an assumed exchange rate of HK$7.80 per $1.00) for the first six years of rental term and HK$700 thousand (approximately $90 thousand at an assumed exchange rate of HK$7.80 per $1.00) per month for the seventh to fifteenth years of the rental term. From October 31, 2008 and onward during the term of the lease, we have an option and a right of first refusal to purchase the Phase II factory building and the land-use right of the land on which the facility is located at prices fixed in a predetermined schedule starting from October 2008 to July 2011 and thereafter at prices based on the then fair market value of the factory facility and the related land-use right. The highest price for the Phase II factory building and the related land-use right listed on the predetermined schedule to the lease agreement is HK$60.0 million (approximately $7.7 million at an assumed exchange rate of HK$7.80 per $1.00), which is the amount that we would be obligated to pay if we were to exercise our option and right of first refusal under the Phase II lease in October 2008.

These arrangements enable us to lease the Phase I and Phase II facilities from a third party rather than finance the construction of the facilities ourselves. If we were to finance the construction of the Phase I and Phase II facilities, we would be required to recognize a liability for obligations we would undertake in connection with the financing.

RESEARCH AND DEVELOPMENT

We believe we are an industry leader in the development of new packages and new assembly manufacturing processes and focus our research and development efforts on developing new package designs and new assembly processes, as well as improving the performance of our existing packages and processes. We believe that providing timely and effective improvements in assembly technology is a key factor for success in the packaging market. This effort often involves close cooperation with our customers. This cooperation has enabled us to participate in the development of technology for next generation package designs. In this effort, we have built a talented research and development team that works closely with customers early in the new product development cycle. When the selection of a package is critical to the overall development of a semiconductor device, our design engineers work with our customers to select, design, model and develop the optimum package for that specific device.

We have a dedicated team of engineers in Hong Kong and the United States to provide package design services as well as thermal and electrical performance computer simulation and measurement services. We plan to expand our design and engineering services to more fully participate in the early stages of our customers’ design process. We strive to understand our customers’ new semiconductor design and packaging needs to design advanced packaging solutions for each new product generation. This relationship enables us to proactively anticipate our customers’ needs and to move quickly bring the resulting package technologies to market. We seek to differentiate our package design services by working more closely with customers to “co-develop” packages in parallel with the development of the integrated circuit itself. Given the growing co-dependencies between integrated circuit design on the one hand and package design on the other that are required to meet the demands of high-performance, fast signal, thermally demanding and reliable circuits, we believe that we will be able to remain competitive in the marketplace for advanced packaging designs by offering customers the required engineering talent and design expertise at the outset of the development effort.

In addition to our internal and co-development work with our customers, we also work closely with our equipment and material suppliers in developing advanced processing capabilities and materials for use in our assembly processes. During our last three fiscal years, our research and development expenditures ranged between $4.6 million and $6.4 million or approximately 2.1% to 6.3% of net sales. In the fiscal year 2004, our research and development expenditures were $4.6 million or approximately 2.1% of net sales. We expect to increase our research and development expenditures as necessary to develop technologies that satisfy our customer’s future requirements.

We have a proven track record of introducing innovative packages to the market. We target our research and development efforts toward leading edge packaging technologies and as a result of these efforts, we have made significant accomplishments in packaging, including the following:

•	We believe we are an acknowledged developer of the rapidly expanding and industry standard package type known as the quad flat no-lead (QFN) device and believe that we have strong intellectual property rights in that technology as represented by our LPCC product and its proprietary manufacturing processes. The QFN package technology is now generally recognized as the leading chipscale package format and has become a JEDEC standard.

•	We are a leading developer in what we believe may be the next generation QFN product type, our proprietary TAPP technology. The manufacturing processes for our TAPP product family have been fine tuned by such techniques as high-density strip configuration to reduce costs, improve quality and increase throughput. At the same time, we have been able to reduce the overall package dimensions to the point where the finished package is truly “chipscale” and is not much larger than the semiconductor die itself. Our TAPP product was recently adopted as a JEDEC standard for the packaging industry.

•	In response to customers’ demands to “extend” the life cycle of new products, we were the first assembly service provider to enable customers to package their products in the industry standard MSL-1 compliant packages. These packages allow our customers to ship products that essentially have an unlimited shelf life with respect to moisture contamination. The MSL-1 technology is a manufacturing process technology that can be applied to numerous packages, such as LPCC and TAPP.

•	For “flip chip” technology, which has become a more common packaging format in many of our existing customer’s product portfolios, we have continued to invest in research and development and have sought to differentiate our flip chip assembly capability by offering packages using proprietary “low-K” dielectric materials and processes.

TREND INFORMATION

Please see “—Operating Results” and “Item 4. Information on the Company—Business Overview” for trend information.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth information about the persons who serve as directors and executive officers of ASAT Holdings as of June 28, 2004. Executive officers are appointed by, and serve at the discretion of, the board of directors. Shareholders are entitled to re-elect the board of directors at each annual general meeting. The business address of each director is 14th Floor, QPL Industrial Building, 138 Texaco Road, Tsuen Wan, New Territories, Hong Kong.

Directors

Name	Age	Position	Position Held Since
Donald P. Beadle	68	Director	November 2003
Arnold L. Chavkin	52	Director and Chairman of the Board	November 2003
Bella Peck Lim Chhoa	33	Director	November 2003
Tung Lok Li	52	Director	October 1999
Andrew Liu	48	Director	October 1999
Joseph A. Martin	55	Director	March 2004
Henry C. Montgomery	68	Director	June 2004
Harry R. Rozakis	53	Director and Chief Executive Officer	May 2002
Stephen M. Shaw	43	Director	February 2003
Maura Wong	38	Director	June 2000

Officers

Name	Age	Position	Position Held Since
Jeffrey M. Dumas	58	Senior Vice President, General Counsel and Secretary	November 2002
Robert J. Gange	49	Senior Vice President, Chief Financial Officer	December 2002
George A. Shaw, Jr.	55	Senior Vice President, Operations / Managing Director of Manufacturing	February 2003

There are no family relationships between any director and senior executive.

Donald P. Beadle is a self-employed consultant. From 1960 to 1994, Mr. Beadle occupied various positions in engineering, sales and marketing at National Semiconductor Corporation, where from 1987 to 1994 he was Executive Vice President, Worldwide Marketing and Sales. Mr. Beadle currently serves as a director of Quick Logic Corporation where he serves on both the audit and compensation committees. Mr. Beadle attended the Bridgeport Institute of Technology and the University of Connecticut.

Arnold L. Chavkin is currently an Executive Partner and the Chief Investment Officer at JPMorgan Partners (JPMP) in which capacity he has responsibility for overseeing the international and industrial growth activities. Prior to joining JPMP, Mr. Chavkin was a member of Chemical Bank’s merchant banking group specializing in mergers and acquisitions and private placements for the energy industry. Mr. Chavkin’s experience prior to Chemical Bank included corporate development positions at Freeport McMoRan as well as positions with Gulf and Western Industries and Arthur Young & Company. Mr. Chavkin is a director of American Tower Corporation, Crown Media Holdings, Inc., Encore Acquisition Partners, and Triton PCS Holdings, Inc., where he serves on the compensation committee of each company. He also serves as director of several private companies. Mr. Chavkin is a Certified Public Accountant and received his BA and MBA degrees from Columbia University.

Bella Peck Lim Chhoa is the Vice President of Administration, Secretary and General Counsel of QPL International Holdings Limited, where her responsibilities are to oversee the legal affairs and company secretarial duties of QPL. Ms. Chhoa has been with QPL since 2000. Ms. Chhoa graduated from the University of Hong Kong and has practiced law in Hong Kong since 1993. Before joining QPL in 2000, Ms. Chhoa was with the international law firm, Deacons, in Hong Kong.

Tung Lok Li has over 25 years of experience in the semiconductor sector and was previously Chairman of ASAT’s Board and has served as the Chairman of the Board of QPL and QPL International Holdings Limited, which has been listed on the Stock Exchange of Hong Kong since 1989. Mr. Li was the Chairman of the Board of Peak Plastic until he resigned in October 2001. Mr. Li holds a BS degree in chemical engineering from the University of Wisconsin, Madison and an Honorary Doctorate from the University of Cardiff.

Andrew Liu has served as a director since October 1999 and served as Chairman from October 1999 through May 2002. Mr. Liu is the Chief Executive Officer of J.P. Morgan Partners Asia Pte Ltd. Mr. Liu heads a team of investment professionals responsible for advising the J.P. Morgan Asia Investment Fund, the Asia Opportunity Fund and other private investment funds. Mr. Liu is also a Director of Liu Chong Hing Bank Limited, a commercial bank based in Hong Kong. He was an Executive Director of the Bank from September 1997 to May 1999. Previously, Mr. Liu was with Morgan Stanley starting in 1981 and from 1990 through 1997 was President and Managing Director of Morgan Stanley Asia Limited. From 1993 to 1997, Mr. Liu was a member of the Stock Exchange Council of Hong Kong and also served on its Listing Committee. Mr. Liu is also a director of Mando Corporation, Morgan Stanley Asia Ltd. and Liu Chong Hing Investment.

Joseph A. Martin is currently the Chief Executive Officer of QPL International Holdings, a position he has occupied since February 2004. From 1993 until he joined QPL, Mr. Martin was with ASAT where he served in a number of senior level management positions, including, Senior Vice President of Strategic Planning, Chief Operating Officer and as a Director. From 1983 until he joined ASAT, Mr. Martin was with Amkor Electronics where he held various senior level positions, including Vice President of European Sales and Vice President of Marketing for Amkor’s advanced product lines. Prior to that, Mr. Martin held various sales, management and engineering positions with TRW, Thompson CSF, and Texas Instruments. Mr. Martin received his undergraduate degree in chemistry from Lamar University.

Henry C. Montgomery has more than 40 years of finance and management experience and is currently the chairman of Montgomery Professional Services Corporation, a management consulting and financial services firm. Previously, Mr. Montgomery held senior-level management positions at various technology companies including Spectrian Corporation, Indus International, Inc., Pinnacle Micro, Inc., SyQuest Technology, Inc., Trilogy Limited, WordStar International Corporation, Saga Corporation, Memorex Corporation, and Fairchild Camera and Instrument Corporation. He also held positions at McKinsey & Company and Arthur Andersen & Company. Mr. Montgomery currently serves on the board of directors of three publicly traded companies, including: chairman of the board and chairman of the audit committee for Catalyst Semiconductor, Inc.; director and chairman of the audit committee and a member of the compensation committee for Swift Energy Company; and director and chairman of the audit committee for Quick Logic Corporation. Mr. Montgomery holds a bachelor’s degree in economics from Miami University in Oxford, Ohio.

Harry R. Rozakis is Chief Executive Officer of ASAT Holdings and has served as a director since May 2002. Mr. Rozakis has 25 years experience in the semiconductor industry and has held senior management positions including Chief Executive Officer of EEMS Singapore and Executive Vice President of EEMS Italia, a leading provider of outsource manufacturing for semiconductor memories. Mr. Rozakis has held senior management positions at Tessera, a provider of intellectual property for chip scale packaging, Reel Services Group and at ChipPAC, Inc. Mr. Rozakis has also served in a leadership role in several semiconductor industry associations, including the Semiconductor Assembly Council. He holds a BA and an MA degree from Fairleigh Dickinson University.

Stephen M. Shaw is retired and was a senior partner with McKinsey and Company where he spent 16 years principally engaged in corporate strategy and organizational development projects for clients with a large presence in China. Prior to joining McKinsey, Mr. Shaw held several positions of increasing responsibility at

Procter and Gamble and Paine Webber Capital. Mr. Shaw holds a BS degree in electrical engineering from Brown University and an MBA from Harvard Business School.

Maura Wong is a Partner of J.P. Morgan Partners Asia Pte. Ltd. with responsibilities for the private equity funds’ activities in Hong Kong, China and Taiwan. From 1996 to 1999, she was Vice President of Exor Asia Limited, the international investment holding company of the Agnelli Group. Prior to that, Ms. Wong was Head of Business Development of Pacific Century Group, a venture capital group engaged in technology, telecommunications and financial services in Asia. Before joining Pacific Century Group, Ms. Wong worked at Goldman Sachs in both New York and Asia. She also holds a BA degree from the Woodrow Wilson School for International Affairs at Princeton University. Ms. Wong received an MBA from Harvard Business School as a Baker Scholar.

Jeffrey M. Dumas joined ASAT in November 2002. From 1998 until 2002, Mr. Dumas was the Corporate Vice President, General Counsel and Secretary of Storage Technology Corporation. From 1995 until 1998, Mr. Dumas was Vice President, General Counsel and Secretary of Symbios Logic Inc. Mr. Dumas has held various corporate legal positions at Silicon Graphics, Inc.; MIPS Computer Systems, Inc.; Cypress Semiconductor Corporation; National Semiconductor Corporation and The Boeing Company. Mr. Dumas is member of the California, Colorado and Washington State Bar Associations and is registered to practice before the US Patent and Trademark Office. Mr. Dumas is also a Registered Professional Engineer in California. Mr. Dumas received a BS degree in electrical engineering from the US Naval Academy, an MS degree in electrical engineering from the US Naval Postgraduate School and a JD degree from Harvard Law School.

Robert J. Gange joined ASAT in December 2002. From 1989 to 2002, Mr. Gange held positions of increasing responsibility within the finance department in both General Semiconductor, Inc. and its parent corporation, General Instrument, Inc. From 2000 to 2002, Mr. Gange held the position of Senior Vice President and Chief Financial Officer at General Semiconductor. During 1997, Mr. Gange held the position of Controller at General Semiconductor. Mr. Gange holds a BS from The State University of New York at Brockport and an MBA in Finance from Adelphi University.

George A. Shaw, Jr. joined ASAT in February 2003. From 2001 to 2003, Mr. Shaw was the Senior Vice President, Managing Director at Advanced Interconnect Technologies (Hong Kong) Limited. From 1998 to 2001, Mr. Shaw was the Senior Vice President, South Asia Operations at Amkor Technology, Inc. From 1995 to 1997, Mr. Shaw was President of Alphatec, USA, Inc. Prior to joining Alphatec, Mr. Shaw held various high level manufacturing operations positions at Applied Magnetics Corporation, Aptix Corporation and National Semiconductor Corporation. Mr. Shaw holds a BS degree in mechanical engineering from California Polytechnic State University.

COMPENSATION

For the years ended April 30, 2003 and 2004, ASAT paid an aggregate compensation to its executive officers and directors as a group of approximately $1.2 million and $2.3million, respectively. For the years ended April 30, 2003 and 2004, the aggregate amount accrued and unpaid by us to provide fees, pension retirement or similar benefits for our directors and executive officers as a group was approximately $15,000 and $nil, respectively.

Most of our officers have entered into employment agreements or arrangements with us that entitle these officers to certain separation benefits in the event that they are terminated either “without cause” or due to a “change in control” as those terms are generally understood. Upon termination without cause, officers may receive severance amounts equaling from 30 days base salary to six months base salary to, in one instance, one year’s base salary. A few senior managers are entitled to receive one year’s base salary if their termination results from a change in control. Additionally, several senior managers are entitled to receive severance payments in line with the amounts specified regarding a termination without cause, if they are “constructively terminated” resulting from a material change in duties and responsibilities, a significant reduction in salary, a change in reporting relationships, etc.

For information on stock options held by directors and officers as a group, see “Share Ownership — Stock Option Plan.”

BOARD PRACTICES

Under the Articles of Association of ASAT Holdings Limited, the board consists of no fewer than three and no greater than ten directors. Shareholders are entitled to re-elect the board of directors at each annual general meeting. Vacancies on the board can be filled by a majority of the directors present at a board meeting and vacancies of independent director seats also require approval by a majority of the independent directors. Vacancies can also be filled by a written resolution signed by all directors.

Pursuant to the shareholders agreement among JPMP Master Fund Manager L.P. (formerly Chase Capital Partners), Olympus Capital Holdings Asia, Orchid Hong Kong Investment Holdings and QPL, those parties have agreed to vote their shares so that:

•	three of the directors are individuals selected by QPL,

•	three of the directors are individuals selected by the investor group, and

•	three of the independent directors are individuals selected by Asia Opportunity Fund and nominated by QPL, subject to decrease as their respective shareholding decreases.

See Item 7 “Major Shareholders and Related Party Transactions—Shareholders Agreement.” The investor group and QPL also agreed that as their respective shareholding decreases below specified thresholds, they will cause a related number of directors, which they previously appointed to resign and those seats shall be filled by nominee(s) approved by a majority of the continuing directors present at a board meeting and a majority of the independent directors.

Board of Directors’ Committees

Our audit committee consists of three members: Mr. Montgomery, Mr. Beadle and Mr. Shaw. Mr. Montgomery serves as chairman of the audit committee. The audit committee performs the following duties, among others: to appoint, determine funding for and oversee the activities of the independent auditor; to review the independence and performance of the independent auditors; to pre-approve all audit and permitted non-audit services to be provided by the independent auditors; to review audited annual financial statements and other related financial matters; to review our annual and interim quarterly financial results and the associated financial news releases; to discuss with the management and independent auditors the quality and adequacy of our internal financial controls, critical accounting policies and practices, and all material written communications between the independent auditor and management; to receive and review on a confidential basis all complaints received regarding our accounting controls or practices; and to review and approve any related party transactions involving us and any of our officers or directors. The charter of the audit committee is available on our website at http://www.asat.com/investor/governance/Audit.pdf

Our compensation committee consists of four members: Mr. Beadle, Mr. Chavkin, Ms. Chhoa and Mr. Shaw. Mr. Beadle serves as chairman of the compensation committee. The compensation committee performs the following duties, among others: to review matters relating to the compensation of directors, senior management and employees; to administer our stock option plan, including the granting of individual incentive stock option awards; to oversee the adoption, implementation and administration of any of our short-term incentive and bonus plans; and to oversee the adoption, revision, implementation and administration of all of our employee benefit plans. The charter of the compensation committee is available on our website at http://www.asat.com/investor/governance/Compensation.pdf.

EMPLOYEES

As of April 30, 2004, we employed approximately 1,870 full-time employees, of whom 40 were employed in research and development, 1,160 in assembly, 127 in test services, 322 in material control, quality control, facility engineering and assurance, 105 in marketing, sales and customer services and 116 in administration. There were 1,806 employees located in Hong Kong and China, 51 in the U.S., 9 in Asia (excluding Hong Kong and China) and 4 in Europe. We expect to have 600 employees in Dongguan, China when the facility is fully operational, most of which are expected to be employed by Changshi, however, we will make all hiring, promotion and other human resource decisions. We believe our relationship with our employees is generally good. None of our employees belong to a union. However, we expect that our work force may unionize in China.

SHARE OWNERSHIP

Stock Option Plan

We adopted the 2000 Stock Option Plan on July 6, 2000 (the “plan”). We have authorized 110,000,000 ordinary shares for issuance under the plan. This is the equivalent to 22,000,000 ADSs. The plan is a non-qualified, discretionary option grant program under which eligible individuals may be granted options to purchase ordinary shares. Under the plan, the board and when so delegated, the Compensation Committee of the board, will determine which individuals will be granted options, the number of ordinary shares subject to the option, the exercise price for the shares, the vesting periods and any other terms that will apply as the board deems appropriate and consistent with the plan. The individuals eligible to participate in our stock option plan includes officers, employees, consultants and non-employee directors of the ASAT group companies. The plan is designed to attract employees and important individuals to the ASAT group companies and to provide recipients with a proprietary interest in the financial success of ASAT. We implemented the Stock Option plan on July 11, 2000, when we granted stock options for 76,655,065 ordinary shares at a per share exercise price equal to $12.00 per ADS. Our stock options generally expire 10 years from the grant date.

On January 24, 2003 we announced the Employee Stock Option Exchange Program, a voluntary stock option exchange program for our officers, employees and certain directors. We offered eligible stock option holders with exercise prices above the current bid price of our ADSs to voluntarily cancel their outstanding options. In exchange, participants will be granted new stock options at the fair market value of our ADSs no sooner than six months and one day after the cancellation of the options. The cancellation occurred on February 24, 2003 at the expiration of the offer to participate. Under the terms of the Stock Option Exchange Program, 12,164,447 ADS options (equivalent to options for 60,822,235 ordinary shares) were surrendered for cancellation at a weighted average exercise price of $9.71 per ADS and, on August 29, 2003, 6,589,710 ADS options (equivalent to options for 32,948,550 ordinary shares) at an exercise price of $1.44 per ADS were granted to these participants who were still employed by us at that date to replace the surrendered ADS options. All newly granted replacement options have the same vesting schedule as the cancelled options.

As of April 30, 2004, we had outstanding stock options for 57,178,060 ordinary shares, equivalent to 11,435,612 ADS, with a weighted average exercise price of $2.08 per ADS (including options granted pursuant to the Employee Stock Option Exchange Program as described in the previous paragraph). Of the total amount of outstanding stock options as of April 30, 2004, we have outstanding stock options granted to our directors and executive officers as a group for 28,382,500 ordinary shares, equivalent to 5,676,500 ADS, with a weighted average exercise price of $2.19 per ADS.

The following chart sets forth as of April 30, 2004 the total ordinary shares that may be received by option holders upon exercise of currently outstanding options, the weighted average exercise price of those outstanding options and the numbers of ordinary shares that are still available for future issuance under the Company’s equity compensation plan after considering the stock options currently outstanding. All of the options described below have been or can be issued pursuant to our 2000 Stock Option Plan. The plan have been approved by our stockholders.

Plan Category	Number of shares to be issued upon exercise of outstanding options	Weighted-average exercise price of outstanding options per ADS	Number of shares remaining available for future issuance under equity compensation plan
Equity compensation plans approved by stockholders 2000 Stock Option Plan	57,178,060	$2.08	44,796,075
Equity compensation plan not approved by stockholders	None		None
Total	57,178,060	$2.08	44,796,075

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

The following table contains information concerning the ownership of our ordinary shares by each person who we know beneficially owns 5% or more of our ordinary shares. The share ownership information in the following table is based on information contained in the most recent amendments to statements on Schedule 13D or Schedule 13G filed by the shareholders with the SEC. The percentage ownership in the table below is based on 676,972,865 ordinary shares outstanding as of April 30, 2004.

Shareholder	Number of Ordinary Shares Owned	Percentage Beneficially Owned
JPMP Master Fund Manager, L.P. related funds:(1)(2)
Chase Asia Investment Partners II (Y), LLC	50,054,883	7.4%
CAIP Co-Investment Fund Parallel Fund (I) C.V.	12,134,114	1.8%
CAIP Co-Investment Fund Parallel Fund (II) C.V.	8,089,409	1.2%
Asia Opportunity Fund, L.P.	124,985,594	18.4%

	195,264,000	28.8%

Olympus Capital Holdings Asia related funds(2)(3)	71,766,500	10.6%
QPL International Holdings Limited(2)(4)	288,000,000	42.5%

(1)	See “—JPMP Master Fund Manager, L.P.” below.
(2)	QPL has pledged to the investor group a portion of its shares in ASAT Holdings to secure its indemnification of the investor group with respect to tax liabilities. See “—Other Arrangements” below.
(3)	Held by Olympus Capital Holdings Asia I, L.P., Reservoir-Olympus II, L.P., Olympus KB, L.P., Olympus Capital Asia, L.P., Olympus Capital Asia Offshore, L.P., Olympus Holdings, L.P., ZAM-Olympus Co-Invest, L.L.C., Olympus-ASAT I, L.L.C. and Olympus-ASAT II, L.L.C. and may be transferred among Olympus Capital Holdings Asia affiliates. See “—Olympus Capital Holdings Asia” below.
(4)	Held by The Industrial Investment Company Limited and QPL (US) Inc. (formerly Worltek International Limited), wholly owned subsidiaries of QPL. A significant portion of the shares of ASAT Holdings owned by QPL are pledged to the investor group or QPL’s creditors.

JPMP Master Fund Manager, L.P.

Chase Asia Investment Partners II (Y), LLC, or CAIP, the Asia Opportunity Fund L.P., or AOF, and the parallel funds are private equity funds managed by J.P. Morgan Asia Equity Advisors, LDC. The funds have agreed to co-invest on a proportional basis in leading companies in Asia. JPMP Master Fund Manager, L.P. is a global private equity firm managing proprietary funds and is one of the world’s largest private equity organizations.

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

QPL International Holdings Limited

QPL (Holdings) Ltd. was formed in 1981 under the name of Quality Platers Limited. In 1989, QPL (Holdings) Limited undertook a group reorganization scheme whereby its listing was replaced by QPL International Holdings Limited which was incorporated in Bermuda in 1989.

Directors and Executive Officers

Other than Mr. Tung Lok Li, none of our directors or executive officers individually beneficially owns more than 1% of our outstanding ordinary shares. Mr. Tung Lok Li, one of our directors, beneficially owns approximately 31% of QPL, which in turn indirectly owns approximately 288,000,000 ordinary shares or approximately 42.5% of ASAT Holdings’ outstanding ordinary shares. In his most recently filed amendment to his statement on Schedule 13D, Mr. Li stated that he may be deemed to be the beneficial owner of the 288,000,000 ordinary shares indirectly held by QPL pursuant to Rule 13d-3 of the Exchange Act. In addition, Mr. Li beneficially owns 500,000 shares of our ADS, which is equivalent to 2,500,000 ordinary shares, subject to options which are exercisable within 60 days of April 30, 2004 and 1,448,000 ordinary shares, which is equivalent to 289,600 shares of our ADS.

Shareholders Agreement

The shareholders listed in the table above and Orchid Hong Kong Investment Holdings (the “shareholders”) entered into a shareholders agreement relating to transfers of ASAT Holdings’ ordinary shares, voting rights and other matters. Under the shareholders agreement, the shareholders agreed to vote their ordinary shares and take all action so that three directors on the Board are appointed by AOF, three by QPL and three of the independent directors nominated by our independent directors, subject to decrease as their respective shareholding decreases.

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

Other Arrangements

As part of our recapitalization, QPL indemnified the investor group for various tax liabilities of ASAT and pledged its shares in ASAT Holdings to the investor group to secure this indemnification. The pledge initially applied to 70% of QPL’s shareholding in ASAT Holdings and decreases in stages to 0% over six years (subject to any tax indemnification amounts arising prior to the expiration of the six year period and that remain outstanding upon expiration of this period). As of the date of this Annual Report, 90,720,000 ordinary shares owned by QPL remain pledged under this arrangement, but we expect 9,072,000 of such shares to be released in the near future.

Our Dividend Distribution Policy

Our policy is not to pay dividends for the foreseeable future. Furthermore, our ability to pay dividends will be restricted by the covenants of the indenture for the 9.25% senior notes due 2011.

RELATED PARTY TRANSACTIONS

In March 2001, we entered into a supply agreement with QPL Limited and Talent Focus Limited, an affiliate of QPL Limited, pursuant to which QPL Limited and Talent Focus Limited, as our preferred suppliers, agreed to supply leadframes based on our orders from time to time during the term of the contract. The contract expired on April 30, 2004. The prices for the leadframes provided to us under this expired contract were fair market value plus a premium of not less than 5% of fair market value. We believe that the 5% premium that paid to QPL for leadframe materials was fair and reasonable for a number of reasons, including: (i) we have been consistently granted priority for needed capacity for our orders even when QPL has been operating in an environment during which they must allocate product among their other customers, (ii) QPL engineers have consistently given us first priority to addressing quality or production related issues with us, (iii) QPL engineers have consistently worked closely with our engineers and production mangers to expeditiously design and manufacture leadframes to our customer specifications, (iv) the close proximity of the QPL manufacturing facilities to our assembly operations, first in Tsuen Wan and more recently in Dongguan, have resulted in the expeditious delivery of leadframes to us, and (v) QPL has been willing to hold inventory for us and/or our customers under our “just-in-time” inventory management system. Fair market value under this expired contract was determined by reference to the quotations obtained from two or more reputable vendors in the integrated circuit industry selected by us and approved by QPL Limited and Talent Focus Limited. Following the expiration of the supply agreement, we anticipate that we will continue to purchase a significant amount of our leadframe requirements from QPL from time to time on a purchase order basis. However, we expect that the pricing terms pursuant to which we purchase leadframes from QPL in the future will not include a premium over fair market value.

We have purchased a significant amount of our leadframe requirements from QPL, as well as, to a significantly lesser extent, other raw materials, tooling and spare parts. We purchased leadframe requirements, other raw materials, tooling and spare parts from QPL amounting to $10.5 million, $22.0 million and $32.0 million for the years ended April 30, 2002, 2003 and 2004, respectively. We also lease office and assembly space from QPL under a three-year term lease agreement which expires on March 31, 2007 and obtain certain services from QPL, including chemical waste treatment and disposal services. We paid rental expenses of $3.1 million for each of the years ended April 30, 2002, 2003 and 2004. The amount due to QPL was unsecured and interest free. The expenses incurred by us in connection with these purchases, leased facilities and services from QPL totaled in the aggregate approximately $13.9 million, $25.3 million and $35.2 million in the fiscal years ended April 30, 2002, 2003 and 2004, respectively.

For additional related party transactions, see Note 4 to our audited consolidated financial statements included in this Annual report.

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

During the fiscal years ended April 30, 2003, 2004 and through July 9, 2004, there were no reportable events.

ITEM 9.	THE OFFER AND LISTING

Market Price Information—American Depositary Shares (ADSs)

Our ordinary shares trade in the form of ADSs evidenced by American Depositary Receipts. Our ADSs are quoted on The Nasdaq National Market under the symbol “ASTT”. Each ADS represents ownership interests in five of our ordinary shares (or the right to receive five ordinary shares). The Bank of New York acts as the depositary of our ADSs. The table below presents the high and low closing prices for the ADSs traded on The Nasdaq National Market or Nasdaq SmallCap Market, as applicable, for the periods presented.

	Price per ADS on Nasdaq National Market or Nasdaq SmallCap Market
	High ($)	Low ($)
Annual Highs and Lows
Fiscal Year Ended April 30,
2001	$11.56	$3.44
2002	5.60	1.00
2003	1.97	0.35
2004	4.60	0.42
Quarterly High and Lows
Fiscal Year Ended April 30, 2003
First Quarter	$1.97	$0.70
Second Quarter	1.02	0.78
Third Quarter	1.04	0.61
Fourth Quarter	0.62	0.35
Fiscal Year Ended April 30, 2004
First Quarter	$1.18	$0.42
Second Quarter	3.02	0.80
Third Quarter	4.60	2.70
Fourth Quarter	3.66	2.07
Monthly Highs and Lows (most recent 6 months)
January	$3.90	$3.15
February	3.66	2.81
March	3.05	2.11
April	2.64	2.07
May	2.46	2.00
June	2.26	1.80

Following the offering of our ADSs in July 2000, our ADSs were quoted on The Nasdaq National Market until June 2003. On June 26, 2003, NASDAQ approved our application to transfer to The NASDAQ SmallCap Market, where our ADSs were quoted from July 1, 2003 to April 12, 2004. On April 12, 2004, the ADSs, once again became listed on The Nasdaq National Market.

All of the ordinary shares issued and outstanding are registered shares and not bearer shares, are fully paid, duly authorized and validly issued and have a par value $0.01 per share. There is no public trading market for our ordinary shares.

ITEM 10.	ADDITIONAL INFORMATION

MEMORANDUM AND RESTATED ARTICLES OF ASSOCIATION

ASAT Holdings was incorporated on October 20, 1999 in the Cayman Islands as an exempted company with limited liability, and its affairs are governed by its Restated Memorandum and Restated Articles of Association and The Companies Law (2003 Revision) of the Cayman Islands and the common law of the Cayman Islands. The following is a summary of the Restated Memorandum and Restated Articles of Association, including rights and privileges pertaining to the shares of ASAT Holdings.

Objects and Purpose

The Restated Memorandum of Association of ASAT Holdings provides that the objects for which it is established are unrestricted.

Directors

The Restated Articles of Association provide that any contract or arrangement in which a director of ASAT Holdings is interested shall be approved by a majority of the disinterested directors or by the shareholders in a general meeting prior to entry into the contract or arrangement. No director (except for the independent directors) shall be entitled to any remuneration for serving as a director. The Board may exercise all the powers of ASAT Holdings to borrow money without restriction. There is no shareholding qualification for directors.

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

Share Capital

ASAT Holdings has a total authorized share capital of $30,000,000, divided into 3,000,000,000 ordinary shares of par value $0.01, 676,972,865 of which were outstanding as of April 30, 2004 and have been fully paid.

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

Ordinary shares held by QPL, the investor group or their permitted transferees are subject to a shareholders agreement between those parties. Under that agreement, the parties are not allowed to transfer any shares unless to permitted transferees, in registered public offerings, on Nasdaq or an internationally recognized stock exchange on which the ordinary shares are listed, or in accordance with the right of first offer, tag along and drag along requirements in the agreement, subject to applicable law, including United States securities law. Any ordinary share owned by QPL, the investor group or their permitted transferees will be released from these contractual transfer restrictions once the ordinary share is sold in a registered public offering or on Nasdaq or an internationally recognized stock exchange on which the ordinary shares are listed. The ADSs sold in the offering of our ADSs completed on July 14, 2000 by the selling shareholders, and the ordinary shares represented by the ADSs, have not been subject to these transfer restrictions since completion of the offering of our ADSs. See Item 7 “Major Shareholders and Related Party Transactions — Shareholders Agreement.”

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

Shareholders’ Suits. Our Cayman Islands counsel is not aware of any reported class action having been brought in a Cayman Islands court. Reported derivative actions have been brought but have not succeeded for technical reasons. In principle, a derivative action may not be brought by a minority shareholder. Instead, ASAT Holdings would be the proper plaintiff. However, based on English authorities, which are of persuasive authority in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:

•	a company is acting or proposing to act illegally or ultra vires;

•	the act complained of, although not ultra vires, could be effected only if authorized by more than a simple majority vote (which has not be obtained); or

•	those who control the company are perpetrating a “fraud on the minority.”

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

MATERIAL CONTRACTS

In March 2001, we entered into a supply agreement with QPL Limited and Talent Focus Limited, an affiliate of QPL Limited, pursuant to which QPL Limited and Talent Focus Limited, as our preferred suppliers, agreed to supply leadframes based on our orders from time to time during the term of the contract. For more detail on our supply agreement with QPL Limited and Talent Focus Limited, see Item 7 “Major Shareholders and Related Party Transactions—Related Party Transactions.”

As part of our corporate restructuring program, we made a strategic decision to move substantially all of our Hong Kong operations to Dongguan, China in order to significantly reduce our costs and access the high-growth semiconductor market in China. For more detail on the Dongguan Facility and our Phase I and Phase II lease agreements, see Item 4 “Business Overview—Operations” and “Property, Plant and Equipment.”

EXCHANGE CONTROLS AND OTHER LIMITATIONS

The laws of the Cayman Islands where ASAT Holdings is incorporated and those of Hong Kong where we operate our businesses and the Memorandum and Articles of Association of ASAT Holdings do not impose exchange control or restrictions on the remittance of dividends or other payments to nonresident holders of the ordinary shares and ADSs.

TAXATION

We discuss below the material United States federal income tax and general Cayman Islands and Hong Kong tax consequences of the beneficial ownership and disposition of the ADSs or ordinary shares or notes (for the purpose of this section, ADSs, ordinary shares and notes are referred to as “securities”). This discussion is based on laws, regulations, rulings, income tax conventions or treaties, administrative practices and judicial decisions in effect at the date of this Annual Report. Subsequent legislative, judicial or administrative changes or interpretations may be retroactive and could affect your tax consequences.

Your tax treatment as a holder of securities may vary depending upon your particular situation, and some holders may be subject to special rules not discussed below. We do not discuss below the state, local and foreign (other than Cayman Islands and Hong Kong) tax consequences of the ownership and disposition of the ADSs or ordinary shares. This summary does not address all tax aspects that may be important to you as a holder of our securities.

You are urged to consult your own tax advisors as to your particular tax consequences of the ownership, exercise and disposition of our securities, including whether any state, local or foreign tax laws apply to you.

United States Taxation

The following is a general discussion of the material United States federal income tax considerations relevant to the ownership and disposition of the securities. This summary is based on existing United States federal income tax law, which is subject to change, possibly retroactively. The discussion addresses only persons that hold securities as capital assets, which generally is property held for investment, under the United States Internal Revenue Code of 1986, as amended, and that use the U.S. dollar as their functional currency. The discussion does not consider the circumstances of particular purchasers, such as banks, insurance companies, tax-exempt organizations, dealers, traders who elect to mark to market, persons holding securities as part of a hedge, straddle, or conversion transaction, persons treated as owning 10% or more of the voting power of our shares, and that are subject to special tax rules that may differ from those discussed below. We expect, and the discussion therefore assumes, that we will not be a passive foreign investment company within the meaning of section 1297 of the Internal Revenue Code. No ruling has been sought from the United States Internal Revenue Service, and, accordingly, there can be no assurance the United States Internal Revenue Service will agree with the conclusions set forth herein.

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

Taxation of ADSs and Ordinary Shares

In general, for United States federal income tax purposes, U.S. holders of ADSs will be treated as the owners of the ordinary shares represented by the ADSs. Accordingly, no gain or loss will be recognized upon the exchange of ADSs for a U.S. holder’s proportionate interest in the ordinary shares represented by such ADSs. A U.S. holder’s tax basis in the ordinary shares will be the same as its tax basis in the ADSs surrendered for such shares, and the holding period in such shares will include the period during which the holder held the ADSs. The U.S. federal income tax consequences described below should apply regardless of whether a U.S. holder holds ADSs or ordinary shares.

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

Subject to conditions and limitations such as minimum holding period requirements, the U.S. dollar value of the foreign income taxes, if any, withheld from a distribution to a U.S. holder on ADSs or ordinary shares may be claimed as a credit against the U.S. holder’s United States federal income tax liability. Alternatively, a U.S. holder may claim a deduction for such amount of foreign income taxes withheld in a taxable year, but only if such U.S. holder does not elect to claim a foreign tax credit in respect of any foreign taxes paid by it in the taxable year. Dividends on ADSs or ordinary shares generally will constitute “passive income” within the meaning of section 904(d)(2)(A) of the Internal Revenue Code, or, in the case of some U.S. holders, “financial services income” within the meaning of section 904(d)(2)(C) of the Internal Revenue Code for United States foreign tax credit purposes.

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

The rules relating to foreign tax credits are extremely complex, and the availability of a foreign tax credit depends on numerous factors. Prospective purchasers of ADSs or ordinary shares should consult their tax advisors concerning the application of the United States foreign tax credit rules to their particular situations.

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

A distribution of additional shares of our stock to U.S. holders with respect to their ADSs or ordinary shares that is pro rata to all our shareholders may not be subject to United States federal income tax. In the case of such a non-taxable stock dividend, such a distribution will not give rise to foreign source income, and a U.S. holder will not be able to use the foreign tax credit arising from any withholding tax imposed in connection with such distribution unless the foreign tax credit can be applied (subject to applicable limitations) against United States federal income tax due on other foreign source income of the U.S. holder. The tax basis of such additional shares will be determined by allocating the U.S. holder’s adjusted tax basis in the ADSs or ordinary shares between the ADSs or shares and the additional shares, based on their relative fair market values on the date of distribution.

Sale, Exchange or Other Disposition. A. U.S. holder generally will recognize gain or loss upon a sale or other taxable disposition of ADSs or ordinary shares in an amount equal to the difference between the United States dollar value of the amount realized on the sale or other taxable disposition and the U.S. holder’s adjusted tax basis in the ADSs or ordinary shares, as applicable. Such gain or loss will generally be capital gain or loss and, in the case of some non-corporate U.S. holders, may be subject to United States federal income tax at a preferential rate where the U.S. holder’s holding period exceeds one year. With respect to sales occurring on or after May 6, 2003, but before January 1, 2009, the maximum long-term capital gain tax rate for a U.S. holder who is an individual is 15%. For sales occurring before May 6, 2003, or after December 31, 2008, under current law, the maximum long-term capital gain rate for a U.S. holder who is an individual is 20%. Any gain or loss recognized by a U.S. holder on a sale or other taxable disposition of ADSs or ordinary shares will generally be treated as United States source gain or loss for foreign tax credit purposes. A U.S. holder’s ability to deduct capital losses in respect of ADSs or ordinary shares is subject to limitations.

Controlled Foreign Corporation. We believe that we are not subject to treatment as a controlled foreign corporation. We would be a controlled foreign corporation if United States persons that own 10% or more of the voting power of our equity, referred to as “U.S. 10% Shareholders”, in the aggregate own more than 50% of our voting power or the value of our equity. Complex attribution rules apply in determining whether a person is treated as a U.S. 10% Shareholder and whether U.S. 10% Shareholders in the aggregate own more than 50% of our voting power or the value of our equity. Although we do not believe we are a controlled foreign corporation, the principles for applying these tests are complex and this determination is based on certain factors beyond our control, such as the identity of our shareholders, and in the case of our shareholders treated as pass-through entities for federal income tax purposes, the identity of the owners of such entities. Accordingly, we cannot assure you that we are not or will not become a controlled foreign corporation. If we are a controlled foreign corporation, U.S. 10% Shareholders would be required to include in income their pro rata share of our “Subpart F” income, which generally is income of a passive nature such as dividends and interest, whether or not we pay dividends, and would be subject to special rules on disposition of ADSs or ordinary shares that may treat all or a portion of any gain as ordinary dividend income. We urge you to consult your own tax advisor regarding the consequences of an investment in a controlled foreign corporation before purchasing ADSs or shares.

Passive Foreign Investment Company. We believe that we are not subject to treatment as a passive foreign investment company. However, because the passive foreign investment company determination is made annually on the basis of facts and circumstances that may be beyond our control, and because the principles for applying the passive foreign investment company tests are complex, we cannot assure you that we are not and will not become a passive foreign investment company. If we have been or are a passive foreign investment company for any taxable year, a U.S. holder would be subject to additional tax on certain excess distributions received or gains realized with respect to the ADSs or ordinary shares. The excess distribution or gain would be allocated ratably over their holding period, the amount allocated to the current tax year would be subject to tax as ordinary income, and the amount allocated to each previous tax year would be subject to tax at the highest applicable marginal rate in effect for that year and an interest charge would be imposed to recover the deemed benefit from the deferred payment of the tax. These rules would effectively prevent a U.S. holder from treating the gain realized on the disposition of the ADSs or ordinary shares as capital gain. You could avoid the rules just described if, at the time you acquired your ADSs or ordinary shares, you were eligible for and timely made a mark-to-market election. We urge you to consult your tax advisor regarding the consequences of an investment in a passive foreign investment company before purchasing ADSs or ordinary shares.

Foreign Personal Holding Company. We believe that we are not subject to treatment as a foreign personal holding company. We would be a foreign personal holding company if 60%, or 50% in any year following the year in which we first became a foreign personal holding company, or more of our gross income were foreign personal holding company income (which is generally income of a passive nature such as dividends and interest) and more than 50% of the voting power or the value of our equity were held, directly or indirectly, by five or fewer U.S. individuals. Complex attribution rules apply in determining whether a U.S. individual is treated as owning our equity and whether such individuals in the aggregate own more than 50% of the voting power or the value of our equity. Although we do not believe we are or will be a foreign personal holding company, the principles for applying these tests are complex, and this determination is based on certain factors beyond our control such as the identity of our shareholders, and in the case of our shareholders treated as pass-through entities for federal income tax purposes, the identity of the owners of such entities. Accordingly, we cannot assure you that we are not or will not become a foreign personal holding company. If we are a foreign personal holding company, U.S. holders, whether or not such holders are individuals, would be required to include in income their pro rata share of our foreign personal holding company income whether or not we pay dividends.

Taxation of Notes

Original Issue Discount and Stated Interest. The notes were issued with original issue discount, for U.S. federal income tax purposes, in an amount equal to the excess of the stated redemption price due at maturity over the initial issue price of the notes. For this purpose, the notes will have a stated redemption price at maturity equal to their stated principal amount and an issue price equal to the initial purchase price. Accordingly, U.S. holders are required to include original issue discount in ordinary income over the period that they hold the notes in advance of the receipt of the cash attributable thereto. The amount of original issue discount to be included in income is determined using a constant yield method, which will result in a greater portion of such discount being included in income in the later part of the term of the notes. Any amount of discount included in income will increase a holder’s adjusted tax basis in the notes. Payments of stated interest paid on the notes will be includable in income when received or accrued in accordance with a holder’s regular method of tax accounting.

Sale, Exchange or Disposition of the Notes. Upon the sale, exchange or other disposition of a note, a U.S. holder generally will recognize capital gain or loss equal to the difference between the amount of cash and the fair market value of property received by such U.S. holder (except to the extent attributable to accrued stated interest, which will be treated as interest) and such U.S. holder’s adjusted tax basis in the note (i.e., its adjusted issue price). With respect to sales occurring on or after May 6, 2003, but before January 1, 2009, the maximum long-term capital gain tax rate for a U.S. holder who is an individual is 15%. For sales occurring before May 6, 2003, or after December 31, 2008, under current law the maximum long-term capital gain rate for a U.S. holder who is an individual is 20%. Such capital gain or loss generally will be long-term capital gain or loss if the U.S. holder has held the note for more than one year. Long-term capital gains realized by individuals on the sale, exchange or other disposition of notes generally are subject to a reduced rate of tax. The deductibility of capital losses is subject to limitations.

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

Profits tax. In general, no tax is imposed in Hong Kong in respect of gains from the sale of property, including ADSs and shares. However, trading gains from the sale of property by persons carrying on a trade, profession or business in Hong Kong where such gains are derived from or arise in Hong Kong from such trade, profession or business will be chargeable to Hong Kong profits tax which was imposed at the rate of 17.5% for corporations and 16% for individuals during fiscal year 2004. Guidance provided by the Hong Kong Inland Revenue authority suggests that gains from sales or disposition of ADSs or ordinary shares issued outside of and not listed in Hong Kong may be considered to be derived from or to arise in Hong Kong if the relevant purchase or sales contracts are negotiated and concluded in Hong Kong, and such gains may be subject to Hong Kong profit tax if those persons deal or trade in the ADSs or ordinary shares as part of their business being carried out in Hong Kong. Whether profits of a trade are taken to be derived from Hong Kong is a question of fact and may vary depending upon the nature of the persons involved.

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

DOCUMENTS ON DISPLAY

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, or Exchange Act. Accordingly, we file reports, including annual reports on Form 20-F and current reports on Form 6-K, with the U.S. Securities and Exchange Commission, or SEC. As a foreign private issuer, we are not subject to the proxy rules under Section 14 or the short-swing insider profit disclosure rules under Section 16 of the Exchange Act. You may inspect and copy the reports and other information we file at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. You may also obtain copies of such material by mail from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, DC 20549, at prescribed rates. You may obtain information about the public reference room by calling the SEC at 1-800-SEC-0330. In addition, you can review copies of some of our filings and the registration statement through the SEC’s “EDGAR” (Electronic Data Gathering, Analysis and Retrieval) System, available on the SEC’s website (http://www.sec.gov).

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

Substantially all of our costs, assets and liabilities have been denominated in either U.S. dollars or Hong Kong dollars. Substantially all our net sales are denominated and received in U.S. dollars. We purchase raw materials and machinery and equipment primarily in a mix of U.S. dollars and Japanese yen. Labor and administrative costs are incurred primarily in Hong Kong dollars and, to a lesser extent, U.S. dollars. Overall, we estimate that in the fiscal years 2003 and 2004, approximately 99% and 99%, respectively, of our marketing costs and operating expenses (excluding depreciation) were in Hong Kong or U.S. dollars. Following our recapitalization in 1999, substantially all borrowings have been in U.S. dollars.

The Hong Kong dollar historically has accounted for the largest share of our costs. Because the exchange rate of the Hong Kong dollar to the U.S. dollar has remained close to the current pegged rate of HK$7.80 = $1.00 since 1983, we have not experienced significant foreign exchange gains or losses associated with that currency. However, the Hong Kong government could change the pegged rate or abandon the peg altogether. Depreciation of the U.S. dollar against the Hong Kong dollar or Japanese yen would generally increase our Hong Kong dollar or Japanese yen expenses.

Additionally, we expect that if our new manufacturing facilities in Dongguan, China become fully operational, our exposure to fluctuations in the value of the Chinese Renminbi will significantly increase. The value of the Renminbi fluctuates and is subject to change in China’s political and economic conditions. Since 1994, the conversion of Renminbi into foreign currencies, including Hong Kong and U.S. dollars, has been based on rates set by the People’s Bank of China, which are set daily based on the previous day’s interbank foreign exchange market rates and current exchange rates on the world financial markets. However, the government of China could change or abandon its existing currency policy at its sole discretion. Recently, the Chinese government has been under increasing pressure from its trading partners to cause the Renminbi to appreciate against the U.S. dollar. If the Renminbi were to appreciate against the U.S. dollar, our costs relating to our planned China operations would increase.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Information regarding limitations on the payment of dividends resulting from the issuance of our 9.25% senior notes due 2011 is incorporated by reference from our report on Form 6-K, filed on March 16, 2004.

ITEM 15.	CONTROLS AND PROCEDURES

Evaluation of disclosure controls and procedures. We maintain “disclosure controls and procedures,” as such term is defined in Rule 13a – 15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”), that are designed to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in Securities and Exchange Commission rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating our disclosures controls and procedures, management recognized that disclosure controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the disclosure controls and procedures are met. Additionally, in designing disclosure controls and procedures, our management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible disclosure controls and procedures. The design of any disclosure controls and procedures also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

Based on their evaluation as of the end of the year covered by this Annual Report on Form 20-F, our Chief Executive Officer and Chief Financial Officer have concluded that, subject to the limitations noted above, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Exchange Act is recorded, processed, summarized and reported as and when required and that material information related to the Company and its consolidated subsidiaries is made known to management, including the Chief Executive Officer and Chief Financial Officer, particularly during the year when our periodic reports are being prepared.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Henry C. Montgomery is an “audit committee financial expert” as this term has been defined under the rules and regulations of the SEC and that he is independent under the applicable rules promulgated by the Nasdaq National Market.

ITEM 16B.	CODE OF ETHICS

We have adopted a Standards of Business Conduct that applies to all of our employees, including our principal executive officer, principal financial officer, principal accounting officer, and persons performing similar functions. The Standards of Business Conduct is posted on our website at http://www.asat.com/investor/governance/Standards%20of%20Business%20Conduct.pdf. Amendments to or any grant of a waiver from a provision of the Standards of Business Conduct requiring disclosure under applicable SEC rules, if any, will be disclosed on our website at www.asat.com.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit and Related Fees

Under its charter the audit committee of the board of directors reviews and pre-approves all audit and permissible non-audit services performed by PricewaterhouseCoopers as well as the fees charged by PricewaterhouseCoopers for such services. In its review of non-audit services, the audit committee considered whether the provision of such services is compatible with maintaining the independence of PricewaterhouseCoopers. The following table sets forth the aggregate fees billed by PricewaterhouseCoopers in connection with the following services during fiscal years 2003 and 2004:

	Fiscal Year Ended April 30,
	2003	2004
	$’000	$’000
Audit Fees(1)	$391	$390
Audit-Related Fees(2)	209	571
Tax Fees(3)	24	31
All other fees	—	—

Total fees	$624	$992

(1)	This category includes fees for services rendered for the audit of the annual financial statements included in our Annual Report on Form 20-F, and review of the quarterly financial statements included in our current reports on Form 6-K.
(2)	This category includes fees for accounting advice and assistance in implementing accounting standards, services relating to the issuance of the 9.25% senior notes , and fees for the issuance of comfort letter and assistance with and review of documents filed with the SEC.
(3)	This category includes fees for tax compliance, planning, and advice.

The audit committee has determined that the provision of services rendered above for non-audit services is compatible with maintaining the independence of PricewaterhouseCoopers.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of responding to this item.

ITEM 18.	FINANCIAL STATEMENTS

See pages F-1 through F-39.

ITEM 19.	EXHIBIT INDEX

Exhibits	Description
1.1*	Restated Memorandum of Association of ASAT Holdings Limited.
1.2*	Restated Articles of Association of ASAT Holdings Limited, as amended (Amendment is filed herewith).††
2.1*	Form of Deposit Agreement between ASAT Holdings Limited and The Bank of New York.
2.2*	Form of ADR (included in Exhibit 4.1).
2.3*	Form of specimen certificate representing ordinary shares of ASAT Holdings Limited.
4.1**	ASAT Holding Limited Stock Option Plan.
4.3**	Form of ASAT Holdings Non-Qualified Stock Option Agreement.
4.4***	Supply Agreement dated March 8, 2001 entered into among ASAT Limited, Talent Focus Limited and QPL Limited.
4.5†	Lease Agreement dated as of August 8, 2002 between Dongguan Changan County Changshi Development Company and Timerson Limited.
4.6††	Indenture dated as of January 26, 2004, between New ASAT (Finance) Limited, ASAT Holdings Limited and its subsidiaries, and The Bank of New York, as trustee.
4.7††	Form of 9.25% Senior Note due 2011 (included in Exhibit 4.6).
4.8††	Lease Agreement dated as of May 7, 2004 among Dongguan Changan County Changshi Development Company, Dongguan Changan Leyiwen Semi-Conductor Testing Factory (Dongguan Changan ASAT Semiconductor Assembly and Test Factory) and Timerson Limited.
8.0***	Subsidiaries of the Registrant.
12.1††	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2††	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1†††	Certification of the Chief Executive Officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2†††	Certification of the Chief Financial Officer of the Registrant pursuant to U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
14.0***	Letter re Andersen Assurances.
14.1††	Consent of Independent Auditors.

*	Incorporated herein by reference to Registrant’s Registration Statement on Form F-1 filed on July 7, 2000 (Registration No. 333-12124).

**	Incorporated herein by reference to Registrant’s Registration Statement on Form S-8 filed on February 13, 2001 (Registration No. 333-55464).

***	Incorporated herein by reference to Registrant’s Annual Report on Form 20-F filed on June 28, 2002.

†	Incorporated herein by reference to Registrant’s Annual Report on Form 20-F filed on July 28, 2003.

††	Filed herewith.

†††	Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

By:	/s/ HARRY ROZAKIS
Name:	Harry Rozakis
Title:	Chief Executive Officer
Date:	July 9, 2004

REPORT OF INDEPENDENT AUDITORS

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS

OF ASAT HOLDINGS LIMITED

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and comprehensive income (loss), consolidated statements of shareholders’ equity, and consolidated statements of cash flows present fairly, in all material respects, the financial positions of ASAT Holdings Limited (the “Company”) and its subsidiaries at April 30, 2003 and 2004, and the results of their operations and their cash flows for each of the two years in the period ended April 30, 2004 in conformity with accounting principles generally accepted in the United States of America. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits of these consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion. The consolidated financial statements of the Company for the year ended April 30, 2002, were audited by other independent accountants who have ceased operations. Those independent accountants expressed an unqualified opinion on those financial statements in their report dated June 25, 2002.

/s/ PricewaterhouseCoopers

Hong Kong

May 25, 2004

THE FOLLOWING REPORT IS A COPY PREVIOUSLY ISSUED BY ARTHUR ANDERSEN & CO (“ANDERSEN”) AND HAS NOT BEEN REISSUED BY ANDERSEN. THE LOCATION OF THE FINANCIAL STATEMENTS AS DISCUSSED IN THE REPORT BELOW HAS BEEN CHANGED IN THE CURRENT YEAR FROM F-4 TO F-28 TO F-4 TO F-39. IN ADDITION, THE CONSOLIDATED BALANCE SHEETS AS OF APRIL 30, 2001 AND 2002 AS WELL AS THE CONSOLIDATED FINANCIAL STATEMENTS AS OF APRIL 30, 2000 AND 2001 AS MENTIONED IN THE REPORT BELOW HAVE NOT BEEN INCLUDED SINCE THEY ARE NOT REQUIRED TO BE PRESENTED FOR COMPARATIVE PURPOSES FOR THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED APRIL 30, 2004.

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

/s/ Arthur Andersen & Co

Hong Kong

June 25, 2002

ASAT HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

AS OF APRIL 30, 2003 AND 2004

(Expressed in United States dollars)

	Note	April 30, 2003	April 30, 2004
		$’000	$’000
ASSETS
Current assets:
Cash and cash equivalents		25,775	62,610
Accounts receivable, net	7	18,209	26,424
Restricted cash	6	1,504	—
Inventories	8	10,383	21,311
Prepaid expenses and other current assets		5,378	5,698

Total current assets		61,249	116,043

Property, plant and equipment, net	9	100,019	104,848
Assets held for disposal, net	5	659	—
Deferred charges, net	2	3,243	6,128

Total assets		165,170	227,019

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable		9,757	25,938
Accrued liabilities	10	5,940	12,040
Amount due to QPL	4	2,669	5,259

Total current liabilities		18,366	43,237
Deferred income taxes	15	—	—
12.5% senior notes due 2006	12	98,705	—
9.25% senior notes due 2011	11	—	150,000

Total liabilities		117,071	193,237

Commitments and contingencies	21
Shareholders’ equity:
Common stock ($0.01 par value, 3,000,000,000 ordinary shares authorized; 676,000,000 and 684,025,865 ordinary shares issued, respectively; 668,947,000 and 676,972,865 ordinary shares outstanding, respectively)	16	6,760	6,840
Less : Repurchase of shares at par	16	(71)	(71)

		6,689	6,769
Additional paid-in capital		228,009	231,118
Deferred stock-based compensation		—	(754)
Accumulated deficit		(186,579)	(203,296)
Accumulated other comprehensive loss		(20)	(55)

Total shareholders’ equity		48,099	33,782

Total liabilities and shareholders’ equity		165,170	227,019

The accompanying footnotes are an integral part of these consolidated financial statements.

ASAT HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

FOR THE YEARS ENDED APRIL 30, 2002, 2003 AND 2004

(Expressed in United States dollars, except share data)

	Note(s)	2002	2003	2004
		$’000	$’000	$’000
Net sales		102,408	150,090	214,674
Cost of sales	4, 8	132,533	140,366	174,275

Gross (loss) profit		(30,125)	9,724	40,399

Operating expenses
- Selling, general and administrative	4	30,368	24,215	24,775
- Research and development		6,437	5,299	4,562
- Reorganization expenses	19	2,327	713	—
- Impairment of property, plant and equipment	5	—	81,807	2,387
- Facilities charges		—	—	306
- Non-recoverable and unutilized architectural cost	13	4,500	—	—
- Write-off in relation to ASAT S.A.	20	24,285	—	—

Total operating expenses		67,917	112,034	32,030

(Loss) Income from operations		(98,042)	(102,310)	8,369
Other (expense) income, net	14	(1,499)	1,709	689
Charges on early redemption of 12.5% senior notes	11	—	—	(10,346)
Interest expense:
- Amortization of deferred charges		(905)	(924)	(1,002)
- Third parties		(13,341)	(12,728)	(14,423)

Loss before income taxes		(113,787)	(114,253)	(16,713)
Income tax benefit (expense)	15	10,960	15,174	(4)

Net loss		(102,827)	(99,079)	(16,717)
Other comprehensive income (loss):
Foreign currency translation		3	(23)	(35)

Comprehensive loss		(102,824)	(99,102)	(16,752)

Basic and diluted net loss per share (dollars per share)	2	$(0.15)	$(0.15)	$(0.02)

Basic and diluted weighted average number of shares outstanding	2	669,218,720	668,947,000	671,721,610

The accompanying footnotes are an integral part of these consolidated financial statements.

ASAT HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED APRIL 30, 2002, 2003 AND 2004

(Expressed in United States dollars, except share data)

	Common stock (Note 16)		Additional paid-in capital	Deferred stock-based compensation	Retained earnings (Accumulated deficit)	Accumulated other comprehensive income (loss)	Total
	Share	Amount
	’000	$’000	$’000	$’000	$’000	$’000	$’000
Balance as of May 1, 2001	669,727	6,697	228,542	—	15,327	—	250,566
Net loss for the year	—	—	—	—	(102,827)	—	(102,827)
Translation adjustment	—	—	—	—	—	3	3
Repurchase of shares	(780)	(8)	(533)	—	—	—	(541)

Balance as of April 30, 2002	668,947	6,689	228,009	—	(87,500)	3	147,201
Net loss for the year	—	—	—	—	(99,079)	—	(99,079)
Translation adjustment	—	—	—	—	—	(23)	(23)

Balance as of April 30, 2003	668,947	6,689	228,009	—	(186,579)	(20)	48,099
Net loss for the year	—	—	—	—	(16,717)	—	(16,717)
Translation adjustment	—	—	—	—	—	(35)	(35)
Exercise of stock options	8,026	80	2,071	—	—	—	2,151
Deferred stock-based compensation	—	—	1,038	(1,038)	—	—	—
Amortization of the deferred stock-based compensation	—	—	—	284	—	—	284

Balance as of April 30, 2004	676,973	6,769	231,118	(754)	(203,296)	(55)	33,782

The accompanying footnotes are an integral part of these consolidated financial statements.

ASAT HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED APRIL 30, 2002, 2003 and 2004

(Expressed in United States dollars)

	2002	2003	2004
	$’000	$’000	$’000
Operating activities:
Net loss	(102,827)	(99,079)	(16,717)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation and amortization:
Property, plant and equipment	39,303	30,220	24,855
Deferred charges and debt discount	1,476	1,497	1,479
Deferred income taxes	(11,505)	(15,180)	—
Loss (Gain) on disposal of property, plant and equipment	160	15	(83)
Loss on disposal of other assets	4,166	—	—
Loss on write-off in relation to ASAT S.A.	24,285	—	—
Loss on write-off of non-recoverable and unutilized architectural cost	4,500	—	—
Provision for doubtful accounts	1	—	—
Non-cash impairment of property, plant and equipment	—	81,807	2,337
Non-cash write-off of deferred charges	—	—	2,482
Stock-based compensation	—	—	284
Non-cash write off of debt discount	—	—	1,567
Changes in operating assets and liabilities:
Accounts receivable, net	1,628	(3,569)	(8,215)
Restricted cash	—	(1,504)	1,504
Inventories	16,117	667	(10,928)
Prepaid expenses and other current assets	792	541	(320)
Accounts payable	(2,518)	2,171	9,096
Accrued liabilities	(3,875)	(1,653)	6,001
Amount due to QPL	(206)	1,725	2,590
Amount due to a related company	(361)	—	—

Net cash (used in) provided by operating activities	(28,864)	(2,342)	15,932

Investing activities:
Proceeds from sale of property, plant and equipment	3,926	581	4,435
Acquisition of property, plant and equipment	(19,625)	(6,940)	(28,530)

Net cash used in investing activities	(15,699)	(6,359)	(24,095)

Financing activities:
Proceeds from stock options exercised	—	—	2,151
Proceeds from issuance of long-term debt	—	—	150,000
Payment for the 12.5% senior notes redemption	—	—	(100,750)
Payment of debt issuance costs	—	—	(6,368)
Repayment of capital lease obligations	(109)	—	—
Repurchase of shares	(541)	—	—

Net cash (used in) provided by financing activities	(650)	—	45,033

Net (decrease) increase in cash and cash equivalents	(45,213)	(8,701)	36,870
Cash and cash equivalents at beginning of year	79,880	34,499	25,775
Effects of foreign exchange rates change	(168)	(23)	(35)

Cash and cash equivalents at end of year	34,499	25,775	62,610

The accompanying footnotes are an integral part of these consolidated financial statements.

ASAT HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

FOR THE YEARS ENDED APRIL 30, 2002, 2003 AND 2004

(Expressed in United States dollars)

	2002	2003	2004
	$’000	$’000	$’000
Supplemental disclosure of cash flow information:
Cash paid during the year for:
- Interest expense	12,594	12,594	10,285
- Income taxes	309	5	4
- Property disposal	—	—	50

(a) Deconsolidation of a subsidiary (Note 20):
Cash and cash equivalents	746	—	—
Accounts receivable, net	204	—	—
Amount due from a fellow subsidiary	291	—	—
Inventories	2,194	—	—
Prepaid expenses and other current assets	206	—	—
Property, plant and equipment	13,971	—	—
Current portion of other long-term debt	(169)	—	—
Accounts payable	(1,137)	—	—
Accrued liabilities	(1,703)	—	—
Amount due to QPL	(55)	—	—
Amounts due to fellow subsidiaries	(147)	—	—

	14,401	—	—

The accompanying footnotes are an integral part of these consolidated financial statements.

ASAT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amount expressed in United States dollars unless otherwise stated)

1.	ORGANIZATION AND BASIS OF PRESENTATION

ASAT Holdings Limited, a company incorporated under the laws of Cayman Islands (including its consolidated subsidiaries, collectively “ASAT” or the “Company”) was formed on October 20, 1999. ASAT is principally engaged in the provision of assembly and test services for packaged integrated circuits to customers in the semiconductor industry. The Company’s principal production facilities are located in Hong Kong and the People’s Republic of China (“China”). The Company’s sales offices are strategically located in the United States, Hong Kong, Singapore, Germany, Japan and South Korea.

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

The consolidated financial statements include the accounts of ASAT Holdings Limited and its subsidiaries (see Note 3 for details of the Company’s subsidiaries). All significant intercompany balances and transactions have been eliminated upon consolidation.

(b)	Revenue recognition and risk of loss

The Company does not take ownership of customer-supplied semiconductor wafers or die. Title and risk of loss remains with the customers for these materials at all times. Accordingly, the cost of the customer-supplied materials is not included in the consolidated financial statements. The Company recognizes revenue net of discounts from packaging semiconductors and performing test services directly to customers, when persuasive evidence of an arrangement exists, the price is fixed or determinable, delivery has occurred and services rendered, and collectibility is reasonably assured. Shipping and handling costs associated with product sales are included in cost of sales. Such policies are consistent with provisions in the Securities and Exchange Commission’s Staff Accounting Bulletin (“SAB”) No. 101, “Revenue Recognition in Financial Statements”, as revised by SAB No. 104, “Revenue Recognition”.

(c)	Cash and cash equivalents

Cash and cash equivalents include cash on hand, cash accounts, interest bearing savings accounts placed with banks and financial institutions and all highly liquid debt instruments with original maturity of three months or less, less any amounts which are restricted as to use.

(d)	Allowance for doubtful accounts

Allowance for doubtful accounts is made against accounts receivable to the extent they are considered to be doubtful. Accounts receivable in the balance sheet are stated net of such provision. The collectibility of the Company’s accounts receivable is evaluated based on a combination of factors. In circumstances where the Company is aware of a specific customer’s inability to meet its financial obligation to the Company, a specific reserve for bad debts is recorded against amounts due. A provision is also made based on the aging of receivables and the history of uncollectible accounts receivable.

ASAT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(e)	Treasury stock

The Company accounts for treasury stock using the par value method.

(f)	Inventories

Inventories consist of raw materials and work-in-progress and are stated at the lower of cost or market value. Cost of raw materials includes purchase and related costs incurred in bringing the products to their present location and condition. Cost is determined by the first-in, first-out method. Cost of work-in-progress includes costs of direct materials.

The Company reserves for excess and obsolete inventory based on forecasted demand that the Company receives from its customers. When it is determined that the inventory will not be either utilized in production based on customers’ forecast or recoverable from the customers, the material is written-off accordingly.

(g)	Property, plant and equipment

Property, plant and equipment are recorded at cost less accumulated depreciation and impairment losses. Gains or losses on disposals are reflected in current operations. Major expenditures for betterments and renewals are capitalized. All ordinary repairs and maintenance costs are expensed as incurred.

Depreciation for financial reporting purposes is provided using the straight-line method over the estimated useful lives of the assets as follows:

Owned property	Over the unexpired lease term
Plant and machinery	5 - 12 years
Leasehold improvements	Over the shorter of the unexpired lease terms or 5 years
Furniture and fixtures	5 - 10 years
Loose toolings	5 - 10 years
Motor vehicles	5 years
Office equipment	3 - 5 years
Computer and software	1 - 3 years

(h)	Valuation of long-lived assets

The Company applies Statement of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” for its long-lived asset valuation, which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment, such as reductions in demand or significant economic slowdowns in the semiconductor industry, are present. Reviews are performed to determine whether the carrying value of asset group is impaired, based on comparison to undiscounted expected future cash flows. If this comparison indicates that there is an impairment, the impaired asset group is written down to fair value, which is determined by either using quoted market prices in active markets or other valuation techniques such as discounted future cash flows. Impairment is based on the excess of the carrying amount over the fair value of those assets.

Depreciation for the impaired assets is then provided using the straight-line method over the estimated remaining useful lives of the impaired assets.

ASAT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(i)	Assets held for disposal

Assets held for disposal represent machineries that are separately identified for not being used in production and are intended to be disposed of by sale. Such machineries are stated at fair value less cost to sell as of April 30, 2003 in accordance with SFAS No. 144. The machineries which were re-commissioned into the operations were reclassified at the lower of their fair value at the date of the subsequent decision not to sell and their carrying amount before they were classified as held for disposal, adjusted for any depreciation expense that would have been recognized had they been continuously classified as held and used. There are no assets held for disposal as of April 30, 2004 and all machineries held for disposal as of April 30, 2003 were either sold or re-commissioned into operations during the year ended April 30, 2004.

(j)	Deferred charges

Deferred charges are fees and expenses directly related to the issue of senior notes and are capitalized and amortized as an yield adjustment over the life of the notes. Deferred charges attributable to the 12.5% senior notes early redeemed on February 25, 2004 which were charged to the statement of operations in the period of redemption. Deferred charges, net of accumulated amortization, at April 30, 2003, were $3.2 million as compared to $6.1 million at April 30, 2004. The increase is attributed to the $6.4 million direct expenses and fees associated with the issuance of the 9.25% senior notes. Accumulated amortization as of April 30, 2003 and 2004 was $3.1 million and $0.3 million, respectively. Amortization of deferred charges included in interest expense for the years ended April 30, 2002, 2003 and 2004 was $0.9 million, $0.9 million and $1.0 million, respectively.

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

The Company accounts for income tax using SFAS No. 109 “Accounting for Income Taxes”, which requires the asset and liability approach for financial accounting and reporting for income taxes. Under this approach, deferred taxes are provided for the estimated future tax effects attributable to temporary differences between financial statement carrying amounts of assets and liabilities and their respective tax bases, and for the expected future tax benefits from items including tax loss carryforwards. Deferred tax assets and liabilities are measured using the enacted tax rates expected in the years of recovery or reversal and the effect from a change in tax rates is recognized in income for the period of enactment. A valuation allowance is provided for the portion of deferred tax assets that will more likely than not be unrealized.

(m)	Foreign currency translation

The Company uses the United States dollar as its functional and reporting currency. Monetary assets and liabilities denominated in currencies other than the United States dollar are remeasured into the United States dollar at the rates of exchange at the balance sheet date. Transactions in currencies other than the United States dollar during the year are converted into the United States dollar at the rates of exchange at the transaction dates. Exchange differences are recognized in the statement of operations.

ASAT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

Prior to December 31, 2002, the Company recorded reorganization expenses under the guidance of Emerging Issues Task Force Issue No. 94-3 (“EITF 94-3”) “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring), in the statement of operations in the period in which management approves the plan of termination with all of the following conditions in place:

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

Starting from January 1, 2003, the Company adopted SFAS No.146, “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS No. 146”) to record its reorganization expenses. SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity shall be recognized and measured initially at its fair value in the period in which the liability is incurred rather than when a company commits to such an activity.

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

ASAT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The diluted net loss per share was the same as the basic net loss per share for the years ended April 30, 2002, 2003 and 2004. For the years ended April 30, 2002, 2003 and 2004, the stock options and warrants are anti-dilutive and are therefore ignored in the computation of diluted net loss per share.

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

The Company’s business activities and accounts receivable are with customers in the semiconductor industry, the majority of which are located throughout Asia, Europe and the United States. The Company performs ongoing credit evaluations of its customers and makes frequent contact with customers. The Company believes that no significant credit risk exists as credit losses, when realized, have been within the range of management’s expectations.

(q)	Risk and uncertainties

The Company’s future results of operations involve a number of risks and uncertainties. Factors that could affect future operating results and cause actual results to vary materially from historical results include, but are not limited to, dependence on the highly cyclical nature of the semiconductor industry, the Company’s ability to rapidly develop and successfully bring to market advanced technologies and services, the incurrence of significant capital expenditures for manufacturing technology and equipment, the success of moving its assembly and test facilities from Hong Kong to Dongguan, operating new assembly and test facilities in China, the Company’s high leverage and the restrictive covenants contained in the agreements governing its indebtedness, fluctuating demand and continuous downward pressure on selling prices in the communications sector, inability to meet increased demands of customers, low capacity utilization rates, loss of a large customer, weaknesses in Asian economies, natural disasters, losses of power to the Company’s facilities in Dongguan, litigation with Motorola, volatility in the market prices of the Company’s ADSs, environmental regulation, fluctuations in foreign currency, uncertainty as to demand from its customers over both the long- and short-term, competitive pricing and declines in average selling prices the Company experiences, the timing and volume of orders relative to the production capacity, complexity in the Company’s assembly processes, the availability of financing, competition and the greater operating and financial resources of competitors, ability to successfully complete potential acquisitions and integrate other parties into the Company’s business, dependence on raw material and equipment suppliers and the enforcement of intellectual property rights by or against the Company.

(r)	Comprehensive income (loss)

The Company follows SFAS No. 130 “Reporting Comprehensive Income” for the reporting and display of its comprehensive income (loss) and related components in the financial statements and thereby reports a measure of all changes in equity of an enterprise that results from transactions and economic events other than transactions with the shareholders. Items of comprehensive income (loss) are reported in both the Consolidated Statement of Operations and Comprehensive Income (Loss) and the Consolidated Statement of Shareholders’ Equity.

(s)	Fair value of financial instruments

The carrying value of financial instruments, which consist of cash and cash equivalents, related company balances, restricted cash, accounts receivable, prepaid expenses and other current assets, accounts payable, and accrued liabilities, approximates fair value due to the short-term nature of these instruments.

ASAT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

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

SFAS No. 123 “Accounting for Stock-Based Compensation” encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to account for stock-based compensation awarded to employees using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employees” and related interpretations. Accordingly, compensation cost for stock options awarded to employees, officers and directors is measured as the excess, if any, of the quoted market price of the Company’s stock at the date of the grant over the amount an employee must pay to acquire the stock.

ASAT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

	2002	2003	2004
	$’000	$’000	$’000
Net loss
Net loss, as reported	(102,827)	(99,079)	(16,717)
Add: stock-based employee compensation expense as included in the reported net loss	—	—	284
Deduct: stock-based employee compensation expense determined under fair value based method for all rewards, net of tax effect	(22,071)	(479)	(6,088)
Net loss, pro forma	(124,898)	(99,558)	(22,521)
Net loss per ordinary share (dollars per share):
- Basic	(0.15)	(0.15)	(0.02)
- Diluted	(0.15)	(0.15)	(0.02)
Pro forma net loss per ordinary share (dollars per share):
- Basic	(0.19)	(0.15)	(0.03)
- Diluted	(0.19)	(0.15)	(0.03)

(x)	Operating leases

Rental payments under operating leases are expensed on a straight-line basis over the periods of the respective leases.

(y)	New accounting standards

In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities (“VIEs”)” (“FIN No. 46”). The primary objective of FIN No. 46 is to provide guidance on the identification of, and financial reporting for, entities over which control is achieved through means other than voting rights; such entities are known as VIEs. FIN No. 46 requires VIEs to be consolidated by the primary beneficiary of the VIEs and expands disclosure requirements for both VIEs that are consolidated as well as those within which an enterprise holds a significant variable interest. FIN No. 46 also explains how to identify VIEs and how an enterprise should assess its interest in an entity when deciding whether or not it will consolidate that entity.

The provisions of FIN No. 46 were applicable to variable interests in VIEs created after January 31, 2003. Variable interests in VIEs created before February 1, 2003, were originally subject to the provisions of FIN No. 46 no later than July 1, 2003. In October 2003, the FASB issued guidance that provided for a deferral of the effective date of applying FIN No. 46 to entities created before February 1, 2003, to no later than December 31, 2003. In addition, the deferral permitted a company to apply FIN No. 46 as of July 1, 2003, to some or all of the VIEs in which it held an interest, and the rest on December 31, 2003.

ASAT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

In December 2003, the FASB issued a revision to FIN No. 46 (“FIN No. 46R”), which clarifies and interprets certain of the provisions of FIN No. 46 without changing the basic accounting model in FIN No. 46. As a Foreign Private Issuer, the Company must apply the provisions of FIN No. 46R to those entities considered special purpose entities on January 1, 2004, and to other entities no later than December 31, 2004. The Company does not expect the adoption of the standard to have a material impact on the Company’s financial position or results of operations.

In December 2003, the FASB issued Statement of Financial Accounting Standards No. 132 (revised 2003) (“SFAS No. 132 (revised 2003)”), Employers’ Disclosures about Pensions and Other Postretirement Benefits – an amendment of FASB Statement No. 87, 88, and 106 which revises employers’ disclosures about pension plans and other postretirement benefits. It does not change the measurement or recognition of those plans required by SFAS No. 87, Employers’ Accounting for Pensions, SFAS No. 88, Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits, and SFAS No. 106, Employers’ Accounting for Postretirement Benefits Other Than Pensions. This Statement retains the disclosure requirements contained in SFAS No. 132, Employers’ Disclosures about Pensions and Other Postretirement Benefits, which it replaces. It requires additional disclosures to those in the original SFAS No. 132 about the assets, obligations, cash flows, investment strategy, and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans. The required information should be provided separately for pension plans and for other postretirement benefit plans. This Statement is effective for financial statements periods ending after December 15, 2003. The adoption of this statement did not have a material impact on the Company’s consolidated financial statements.

In December 2003, the Securities and Exchange Commission issued SAB No. 104, “Revenue Recognition”. SAB No. 104 supersedes SAB No. 101, “Revenue Recognition in Financial Statements”. SAB No. 104’s primary purpose is to rescind accounting guidance contained in SAB No. 101 related to multiple element revenue arrangements, superseded as a result of the issuance of Emerging Issues Task Force Issue No. 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables” (“EITF 00-21”). Additionally, SAB No. 104 rescinds the Securities and Exchange Commission’s Revenue Recognition in Financial Statements Frequently Asked Questions and Answers (“the FAQ”) issued with SAB No. 101 that had been codified in Securities and Exchange Commission Topic 13, Revenue Recognition. Selected portions of the FAQ have been incorporated into SAB No. 104. While the wording of SAB No. 104 has changed to reflect the issuance of EITF 00-21, the revenue recognition principles of SAB No. 101 remain largely unchanged by the issuance of SAB No. 104. As a result, the adoption of this pronouncement did not have any impact on the Company’s consolidated financial statements.

ASAT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

3.	SUBSIDIARIES

Details of the Company’s principal consolidated subsidiaries as of April 30, 2003 and 2004 were as follows:

Company name	Place of incorporation	Ownership interest attributable to the Company		Principal activities
		2003	2004
ASAT Limited	Hong Kong	100%	100%	Assembly and test services for packaged integrated circuits

Timerson Limited	Hong Kong	100%	100%	Assembly and test services for packaged integrated circuits

ASAT, Inc.	California, United States	100%	100%	Sales, marketing and customer services

ASAT (Finance) LLC	Delaware, United States	100%	100%	Financial services

ASAT (Cayman) Limited	Cayman Islands	100%	100%	Investment holding

ASAT (S) Pte Ltd.	Singapore	100%	100%	Customer services and sales and marketing

ASAT Korea Limited	Korea	100%	100%	Customer services and sales and marketing

ASAT GmbH	Germany	100%	100%	Customer services and sales and marketing

New ASAT (Finance) Limited	Cayman Islands	—	100%	Financial services

4.	RELATED PARTY TRANSACTIONS

The total purchases of materials from QPL International Holdings Limited (“QPL”) and Peak Plastic & Metal Products (International) Limited (“Peak Plastic”) during the relevant years were as follows:

	2002	2003	2004
	$’000	$’000	$’000
QPL	10,585	21,979	32,003
Peak Plastic	590	—	—

	11,175	21,979	32,003

(i)	QPL

QPL owns approximately 43.1%, 43.1% and 42.5% of the Company’s ordinary shares as of April 30, 2002, 2003 and 2004 respectively.

Major arrangements are summarized as follows:

Purchase of materials - The Company purchased leadframes from QPL amounting to $10.0 million, $21.0 million and $30.9 million for the years ended April 30, 2002, 2003 and 2004 respectively.

The Company also purchased other raw materials from QPL amounting to $553 thousand, $1.0 million and $1.1 million for the years ended April 30, 2002, 2003 and 2004 respectively.

Purchase and sale of plant and equipment - The Company acquired certain plant and equipment from QPL amounting to $436 thousand, $nil and $nil for the years ended April 30, 2002, 2003 and 2004 respectively.

ASAT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

4.	RELATED PARTY TRANSACTIONS (Continued)

Rental expenses - The Company leases its Hong Kong office and manufacturing premises from QPL under lease agreement which expires on March 31, 2007. The Company paid rental expenses of $3.1 million for each of the years ended April 30, 2002, 2003 and 2004.

Administrative and management services - The Company uses the chemical wastage disposal services and repairs and maintenance services provided by QPL under a cost sharing agreement. The Company paid services fees of $241 thousand, $239 thousand and $148 thousand for the years ended April 30, 2002, 2003 and 2004 respectively.

Provision of management information services - The Company provides management information services to QPL under a cost sharing agreement and received service income of $55 thousand, $46 thousand and $44 thousand for the years ended April 30, 2002, 2003 and 2004 respectively.

Provision of facility services - The Company provides building facility services to QPL under a cost sharing agreement and received service charges of $264 thousand, $236 thousand and $84 thousand for the years ended April 30, 2002, 2003 and 2004 respectively.

The amount due to QPL was unsecured and interest free.

(ii)	Peak Plastic

Mr. T. L. Li, a director and shareholder of the Company, was a director of and had an indirect equity interest in Peak Plastic during the year ended April 30, 2001. With effect from October 2001, Mr. T. L. Li retired from the Board of Directors of Peak Plastic and Peak Plastic ceased to be a related company to ASAT. The Company purchased packing materials from Peak Plastic during the years ended April 30, 2002, 2003 and 2004 and the amount due to Peak Plastic had been reclassified to accounts payable since October 2001.

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

The Company also determined that certain bonders and a few specific testers associated with selected package types were not likely to generate sufficient future cash flows to justify their then current carrying values on the Company’s balance sheet as of July 31, 2002. The Company performed a discounted cash flow analysis to assess the potential impairment effect on its financial statements as well as contracting with an independent appraiser to assess the fair value of these assets. As a result, the Company recorded a $39.1

ASAT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

5.	IMPAIRMENT OF PROPERTY, PLANT AND EQUIPMENT (Continued)

million charge for the impairment of these assets in the July 2002 quarter based on a discounted cash flow analysis relating to the Advanced Leaded Package family of products, with advanced thermal and electrical characteristics, and both the Standard Laminate family of products and Advanced Laminate family of products, with advanced thermal and electrical characteristics, and Test product categories.

The total $59.2 million non-cash charge before taxes reduced the net book value of property, plant and equipment as of July 31, 2002 from $199.8 million before this impairment charge to $140.6 million after the impairment charge. Of the $140.6 million remaining net book value of property, plant and equipment, $932 thousand was classified as assets held for disposal on the July 31, 2002 balance sheet. These machines were separately identified for not being used in production and were intended to be disposed of by sale.

In the October 2002 quarter, equipment with a value of $273 thousand in the assets held for disposal account was reclassified to the Company’s property, plant and equipment held and used. The Company received specific orders subsequent to the July 2002 quarter for test business which required the use of this equipment. The Company therefore decided to upgrade this equipment and re-commission it into the test operation of the business. Hence, the value of assets held for disposal were reduced to $659 thousand as of April 30, 2003. All of the remaining machineries were either sold or re-commissioned into operations during the year ended April 30, 2004.

Due to continuous weakness in the semiconductor market and the economy, the long-lived assets remained at low utilization rates relative to our projections, and are no longer expected to reach previously anticipated utilization levels. These events triggered another impairment review in the April 2003 quarter. The Company determined that certain bonders and testers associated with selected package types were not likely to generate sufficient future cash flows to justify their current carrying values on the Company’s balance sheet as of April 30, 2003. The Company re-performed a discounted cash flow analysis as well as contracting with an independent appraisal firm to assist in the determination of the fair value of these property, plant and equipment. As a result, the Company recorded a $22.6 million non-cash charge for the impairment of its property, plant and equipment in the April 2003 quarter based on discounted cash flow model relating to the Advanced Leaded, Advanced Laminate family of products and certain Test product categories.

The $22.6 million non-cash charge before taxes reduced the net book value of property, plant and equipment as of April 30, 2003 from $122.6 million to $100.0 million after the impairment charge in the April 2003 quarter.

For the year ended April 30, 2003, the Company recognized a total of $81.8 million non-cash impairment charges to reduce the net book value of the property, plant and equipment to its fair value.

On December 20, 2003, the Company entered into a sale and purchase agreement with a third party to dispose of the Company’s excess owned property in Hong Kong for approximately $4 million. The sale and purchase agreement was completed on February 21, 2004 and the Company now leases back a portion of the property under an operating lease for a monthly rental fee of approximately $31 thousand (Note 21). As a result of the sale of the property in February 2004, an impairment charge of $2.4 million was recognized and recorded in January 2004 quarter. No other impairment charge was recorded for the year ended April 30, 2004.

6.	RESTRICTED CASH

The restricted cash of $1.5 million as of April 30, 2003 represented bank deposit for securing a standby letter of credit with respect to a lease of a manufacturing plant in Dongguan, China. The letter of credit was utilized during the year ended April 30, 2004.

ASAT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

7.	ACCOUNTS RECEIVABLE, NET

	2003	2004
	$’000	$’000
Accounts receivable	18,327	26,551
Less: Allowance for doubtful debts	(118)	(127)

	18,209	26,424

8.	INVENTORIES

The components of inventories, net of the related reductions to the lower of cost or net realizable value, were as follows:

	2003	2004
	$’000	$’000
Raw materials	9,416	18,898
Work-in-progress	967	2,413

	10,383	21,311

Management continuously reviews slow-moving and obsolete inventory and assesses any inventory obsolescence based on inventory levels, material composition and expected usage as of that date. During the years ended April 30, 2002, 2003 and 2004, there were non-cash write-offs of specific inventories of $4.0 million, $4.1 million and $1.4 million respectively.

ASAT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

9.	PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net consisted of the following:

	2003	2004
	$’000	$’000
Plant and machinery	107,531	134,643
Owned property	6,442	—
Leasehold improvements	1,721	407
Furniture and fixtures, computer and software, office equipment and motor vehicles	46,298	51,219
Loose toolings	12,028	14,030

	174,020	200,299
Less: Accumulated depreciation	(74,001)	(95,451)

	100,019	104,848

During the years ended April 30, 2002, 2003 and 2004, depreciation expenses amounted to $39.3 million, $30.2 million and $24.9 million respectively.

As described in Note 5, the Company recorded a $2.4 million impairment charge associated with its disposal of excess owned property in the year ended April 30, 2004. The non-cash impairment charge of $81.8 million recorded during the year ended April 30, 2003 was principally related to plant and machinery, owned property, furniture and fixtures and loose toolings.

10.	ACCRUED LIABILITIES

Accrued liabilities consisted of the following:

	2003	2004
	$’000	$’000
Accrued employee costs	256	752
Accrued vacation pay	806	913
Accrued senior notes interest and deferred financing cost	—	4,277
Accrued legal and professional fees	748	747
Accrued for write-off of ASAT S.A. (Note 20)	2,323	2,323
Accrued expenses	1,807	3,028

	5,940	12,040

ASAT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

11.	9.25% SENIOR NOTES DUE 2011

On January 26, 2004, the Company’s wholly-owned finance subsidiary, New ASAT (Finance) Limited, issued $150.0 million aggregate principal amount of 9.25% senior notes due in February 2011 (“9.25% senior notes”), which notes were issued at par with semi-annual interest payable on February 1 and August 1 beginning on August 1, 2004. The Company sold $150.0 million aggregate principal amount of its 9.25% senior notes to the initial purchaser pursuant to the exemption from registration under Section 4(2) of the Securities Act for resale by the initial purchaser to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933 (the “Securities Act”), and to non-U.S. persons in transactions outside the United States in reliance on Regulation S of the Securities Act.

The 9.25% senior notes are unsecured and guaranteed on a senior unsecured basis by the Company and certain of the Company’s subsidiaries which are “restricted subsidiaries” as defined in the indenture for the 9.25% senior notes. The indenture for the 9.25% senior notes contains certain covenants that will, among other things, restrict the ability of the Company and its restricted subsidiaries to borrow money, pay dividends on or repurchase capital stock of the Company and make certain other restricted payments or investments, sell assets or enter into mergers or consolidations and create liens on assets. The 9.25% senior notes are redeemable, by the Company, prior to February 1, 2008, in whole or in part, at a redemption price equal to 100% of the principal amount plus accrued and unpaid interest and liquidated damages and additional amounts, if any, plus a make-whole amount and on or after February 1, 2008 at the various redemption prices set out in the indenture for the 9.25% senior notes.

In connection with the issuance of the 9.25% senior notes, the Company recorded $6.4 million in deferred financing fees and expenses, which are being amortized as a yield adjustment over the life of the notes.

Of the $150.0 million of 9.25% senior notes proceeds, the Company used $111.0 million to fully redeem the 12.5% senior notes with face value of $100.75 million on February 25, 2004 (See Note 12 below), in addition to accrued interest of $4.0 million and an early redemption premium of $6.3 million. In connection with the redemption of the 12.5% senior notes, the Company incurred a charge on early redemption of 12.5% senior notes of approximately $10.3 million, consisting of the early redemption premium of $6.3 million and $4.0 million for the non-cash write-off of deferred financing costs and debt discount associated with the redeemed notes. This charge on early redemption was classified as ordinary as required by SFAS No. 145 effective in fiscal year 2004.

12.	12.5% SENIOR NOTES DUE 2006 AND WARRANTS

The 12.5% senior notes were fully redeemed on February 25, 2004.

	2003	2004
	$’000	$’000
100,750 units 12.5% senior notes due November 2006	100,750	—
Less: Unamortized discounts on the senior notes	(2,045)	—

	98,705	—

The 12.5% senior notes were unsecured.

In a private placement transaction in October 1999, the Company issued 155,000 units consisting of 155,000 warrants to purchase ordinary shares of ASAT Holdings Limited and $155,000,000 aggregate principal amount of 12.5% senior notes due 2006 of ASAT (Finance) LLC, all of which notes were redeemed on February 25, 2004 and are no longer outstanding. Each warrant entitles the holder, subject to specific conditions, to subscribe for 114.19 ordinary shares of ASAT Holdings Limited at an exercise price of $0.39

ASAT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

12.	12.5% SENIOR NOTES DUE 2006 AND WARRANTS (Continued)

per share, with both the exercise price and the number of ordinary shares issuable upon exercise subject to adjustment under specified circumstances. As a result of a share dividend of 47 ordinary shares for each outstanding share undertaken contemporaneously with the completion of the Company’s offering of ADSs on July 14, 2000, the total number of ordinary shares of ASAT Holdings Limited issuable upon exercise of the warrants was adjusted from 371,132 shares to 17,699,450 shares, and the exercise price for the warrants was adjusted from $18.60 per ordinary share to $0.39 per ordinary share. The warrants are exercisable at any time on or after November 1, 2001 and will expire on November 1, 2006. The warrants do not provide the holders any voting rights but the shares to be issued upon exercise of the warrants will be voting shares.

The fair value of the warrants has been deducted from the gross proceeds from the issuance of the 12.5% senior notes and was allocated to additional paid-in capital upon the issuance of the 12.5% senior notes in October 1999. The fair value of the warrants was determined using the Black-Scholes pricing model, which takes into account a number of factors, including expected volatility of the underlying stock’s return, the level of interest rates, the relationship of the underlying stock’s price to the strike price of the warrants, and the time remaining until the warrants expire.

13.	NON-RECOVERABLE AND UNUTILIZED ARCHITECTURAL COST

During the year ended April 30, 2002, the Company wrote off $4.5 million non-recoverable and unutilized architectural costs associated with a previously planned manufacturing site in Shenzhen, China.

14.	OTHER (EXPENSE) INCOME, NET

Other (expense) income, net consisted of the following:

	2002	2003	2004
	$’000	$’000	$’000
Interest income	1,524	468	371
Legal claim	—	200	—
Insurance claim	153	—	—
Write-back of long outstanding payable balances	440	481	—
Unapplied payment from customers	—	360	—
(Loss) Gain on disposal of property, plant and equipment	(160)	(15)	83
Loss on disposal of other assets	(4,166)	—	—
Bad debt recovered	—	12	—
Rental income	293	39	120
Others, net	417	164	115

	(1,499)	1,709	689

During the year ended April 30, 2002, the Company sold its land use right in Shenzhen back to the government-related company from which the land use right was originally purchased, for a consideration of $3.8 million resulting in a net pre-tax loss of $4.2 million upon disposal.

ASAT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

15.	INCOME TAXES

Income is subject to taxation in the various countries in which the Company and its subsidiaries operate. The loss before income taxes by geographical locations was as follows:

	2002	2003	2004
	$’000	$’000	$’000
Hong Kong	(86,758)	(112,539)	(15,296)
United States	(22,654)	(1,262)	(714)
France	(4,375)	—	—
Germany and other countries	—	(452)	(703)

	(113,787)	(114,253)	(16,713)

The current and deferred elements of income tax provision (reversal) by geographical location were as follows:

	2002	2003	2004
	$’000	$’000	$’000
Current:
Hong Kong	290	—	—
United States	255	5	2
Others	—	—	2
Deferred:
Hong Kong	(11,505)	(15,179)	—

	(10,960)	(15,174)	4

The components of the net deferred income tax liabilities as of April 30, 2003 and 2004 were as follows:

	2003	2004
	$’000	$’000
Temporary differences arising from depreciation and amortization	(12,412)	(18,882)

Total deferred tax liabilities	(12,412)	(18,882)
Reserves and accruals not currently deductible	178	158
Net operating losses carried forward	20,998	26,478

Total deferred tax assets	21,176	26,636
Less: valuation allowance	(8,764)	(7,754)

Net deferred tax liabilities	—	—

The Company provided a full valuation allowance against the deferred tax assets of subsidiaries in both the United States and Hong Kong as of April 30, 2003 and 2004 due to uncertainties surrounding the realizability of these benefits in future tax returns.

ASAT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

15.	INCOME TAXES (Continued)

The reconciliation of the effective tax rate of the Company to the Hong Kong tax rate (the principal tax jurisdiction of the Company) was as follows:

	2002	2003	2004
Hong Kong profits tax rate	16.0%	16.0%	17.5%
Tax effect of difference in Hong Kong and United States taxation rates	1.4	0.2	(0.1)
Non-taxable interest income	0.1	—	0.2
Non-deductible expenses
Loss on investment	(4.0)	—	—
Loss on disposal of other assets	(0.7)	—	—
Other	(0.5)	(0.2)	(4.2)
Change in valuation allowance	(1.9)	(3.3)	(12.0)
Others, net	(0.8)	0.6	(1.4)

Effective tax benefit (expense) rate	9.6%	13.3%	(0.0%)

As of April 30, 2004, the Company had available United States federal net operating loss carryforwards of approximately $12.0 million which expires from 2010 to 2023. The extent to which the loss carryforwards can be used to offset future taxable income to taxes may be limited, depending on the extent of ownership changes within any three-year period as provided by Section 382 of the Internal Revenue Code and applicable California state tax law. From its operation in Hong Kong, it had operating loss carryforwards of $124.6 million, which can be carried forward indefinitely to offset against operating income arising in the future.

16.	COMMON STOCK

	2003	2004
	$’000	$’000
Authorized:
3,000,000,000 (2003 - 3,000,000,000) ordinary shares of $0.01 each	30,000	30,000

Issued:
684,025,865 (2003 – 676,000,000) ordinary shares of $0.01 each	6,760	6,840

Outstanding:
676,972,865 (2003 - 668,947,000) ordinary shares of $0.01 each	6,689	6,769

In January 2001, the Company announced a $20.0 million ADS buyback program. During the year ended April 30, 2002, the Company repurchased 780,000 ordinary shares at $541 thousand. No repurchase of ADS was occurred for the years ended April 30, 2003 and 2004.

ASAT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

17.	STOCK OPTION PLAN

On July 6, 2000, the Company adopted a Stock Option Plan (“2000 Stock Option Plan”) under which the Board of Directors may, at their discretion, invite any key officers, employees, consultants and non-employee directors of ASAT to subscribe for its shares up to a maximum of 110,000,000 ordinary shares of the Company. The Board of Directors will determine which individuals will be granted options, the number of ADS subject to the options, the exercise price for the options, the vesting periods and any other terms that will apply as the Board deems appropriate. Under Accounting Principles Board Opinion No. 25, the Company recognized compensation cost of $284 thousand for the year ended April 30, 2004 and $nil for the years ended April 30, 2002 and 2003, respectively.

On January 24, 2003, the Company announced the Employee Stock Option Exchange Program, a voluntary stock option exchange program for the Company’s employees, employee director and non-employee director. The Company offered eligible stock option holders with exercise prices above the current bid price of the Company’s ADSs to voluntarily cancel their outstanding options. In exchange, participants will be granted new stock options at the fair value of the Company’s ADS no sooner than six months and one day after the cancellation of the options, which cancellation occurred on February 24, 2003. Under the terms of the Stock Option Exchange Program, 12,164,447 ADS options were surrendered for cancellation.

On August 29, 2003, options for 6,589,710 ADSs were granted under the Employee Stock Option Exchange Program at an exercise price of $1.44 per ADS to those participants who were still employed by the Company on that date. All newly granted options have the same vesting schedules as the cancelled options.

Movements of the Company’s stock options during the years ended April 30, 2002, 2003 and 2004 were as follows:

	Outstanding Options
	Number of ADS options	Weighted-average exercise price per ADS
Outstanding at April 30, 2001	15,940,355	$11.39
Granted	2,372,713	$3.98
Cancelled	(4,829,257)	$11.25

Outstanding at April 30, 2002	13,483,811	$10.13
Granted	2,316,000	$0.99
Cancelled	(14,046,331)	$9.58

Outstanding at April 30, 2003	1,753,480	$2.44
Granted	11,873,710	$1.92
Cancelled	(586,405)	$1.83
Exercised	(1,605,173)	$1.34

Outstanding at April 30, 2004	11,435,612	$2.08

ADS options exercisable at:
April 30, 2002	3,548,822	$10.60
April 30, 2003	399,663	$4.95
April 30, 2004	4,725,632	$2.05

Certain unexercised options were cancelled for option holders who left the Company, either voluntarily or under the reorganization, during the years ended April 30, 2002, 2003 and 2004.

In no circumstances was there a grant of an option to the same individual for whom an option was cancelled within six months.

ASAT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

17.	STOCK OPTION PLAN (Continued)

The options generally vest over four years and expire ten years from the date of grant.

The following table summarizes information about stock options issued under the plan described above that are outstanding and exercisable as at April 30, 2004:

Options outstanding				Options exercisable
Range of exercise price	Number of ADS options	Weighted- average exercise price	Weighted- average contractual life (years)	Number of ADS options	Weighted- average exercise price
$0.42 - $0.96	1,220,495	$0.47	8.90	277,415	$0.46
$1.26 - $1.63	5,583,157	$1.43	9.32	3,385,632	$1.44
$2.42 - $3.05	4,337,500	$2.80	9.68	832,250	$2.72
$4.25 - $5.59	45,060	$4.66	6.82	35,685	$4.64
$7.69 - $12.00	249,400	$11.60	6.21	194,650	$11.49

Total	11,435,612			4,725,632

Pro-forma information regarding net income (loss) and net income (loss) per share is required by SFAS No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of SFAS No. 123. The weighted average fair value of stock options at the date of grant of $2.66, $0.58 and $1.21 per ADS option for the years ended April 30, 2002, 2003 and 2004, respectively, were estimated using the Black-Scholes option pricing model with the following assumptions:

	2002	2003	2004
Risk-free interest rate	4.28%	2.06%	2.05%
Expected life	5	4	4
Expected stock volatility	80%	80%	80%
Dividend yield	0%	0%	0%

The weighted average fair value for those stock options with its exercise price equal to the market price of ADS on the date of grant was $1.10 per ADS; while the weighted average fair value for those stock options with its exercise price less than the market price of ADS on the date of grant was $1.70 per ADS for the year ended April 30, 2004.

The Black-Scholes option pricing model requires the input of subjective assumptions, including the expected volatility of stock price. Because changes in subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing model may not necessarily provide a reliable single measure of the fair value of the stock options.

ASAT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

18.	EMPLOYEE BENEFIT PLANS

The aggregate employers’ contributions which have been made were as follows:

	2002	2003	2004
	$’000	$’000	$’000
Employers’ contributions	1,816	1,665	1,815

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

In addition, ASAT, Inc. has a 401(k) plan which covers all employees with six months or more of service. Employees who participate in the plan may contribute a portion of their salaries up to a limit specified by law. The Company’s contribution to the plan is based on the percentage of contribution by the employee of the individual employee’s monthly basic salary, whereby the Company’s contributions to the plan for the years ended April 30, 2002, 2003 and 2004 were $503 thousand, $347 thousand and $411 thousand respectively.

19.	REORGANIZATION EXPENSES

In connection with the Company’s cost reduction program, the Company’s management had approved and terminated the services of approximately 1,046 and 116 employees who served in the manufacturing, sales & marketing and administrative functions for the years ended April 30, 2002 and 2003, respectively. The aggregate amount of the termination benefits charged to the statements of operations, based on offer and acceptance of termination benefits, amounted to $2.3 million and $713 thousand for the years ended April 30, 2002 and 2003 respectively. No reorganization activity was taken by the Company for the year ended April 30, 2004.

20.	WRITE-OFF IN RELATION TO ASAT S.A.

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

ASAT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

20.	WRITE-OFF IN RELATION TO ASAT S.A. (Continued)

Such write-off consisted of net assets of ASAT S.A. as of November 20, 2001 of $14.4 million, accrual of $2.4 million for ASAT S.A.’s payables, as well as $7.5 million of machinery, owned by ASAT Limited and earlier transferred to ASAT S.A. for its operations. As of April 30, 2003 and 2004, the Company’s carrying value of its investment in ASAT S.A. was $nil. The three-year statute of limitations applicable to claims arising out of winding up of ASAT S.A. will run its course in November 2005. The Company believes the accruals adequate but not excessive as of April 30, 2003 and 2004.

21.	COMMITMENTS AND CONTINGENCIES

Capital expenditure

As of April 30, 2002, 2003 and 2004, the Company had contracted for capital expenditure on property, plant and equipment of $1.9 million, $1.8 million and $8.0 million respectively.

Operating leases

The Company leases certain land and buildings (see Note 4 for those leased from QPL) and equipment and machinery, under operating lease agreements expiring at various times through August 2018. The leased Hong Kong facility from QPL is under a three-year term which expires on March 31, 2007.

On February 21, 2004, the Company executed and completed the sale and purchase agreement with a third party to dispose of the Company’s excess owned property in Hong Kong for approximately $ 4.0 million (Note 5). The Company now leases back a portion of the property under an operating lease for a monthly rental fee of approximately $31 thousand. The lease term is for three years commencing from February 21, 2004.

The Company also entered into a lease of a manufacturing plant (“Phase I”) in Dongguan, China in August 2002 under which the lessor was responsible for the design and construction of the factory facilities. The Company is obligated to pay a monthly rental payment and management service fee 30 days after the date on which the lessor handed over the newly constructed facilities to the Company. The handover took place in August 2003. The lease term commenced in September 2003, one month after the handover date, and will continue, for a term of 15 years.

From October 30, 2004 onward and during the term of the lease, the Company will have an option and a right of first refusal to purchase the factory facilities and the related land-use right at prices fixed in a predetermined schedule starting from October 2004 to October 2009 and thereafter at prices based on the then fair market value of the factory facilities and related land-use rights. The Company is also required to pay approximately $779 thousand annually as a management services fee for a total of six years starting from September 2003, 30 days after the lessor handed over the newly constructed facilities to the Company in August 2003. In accordance with SFAS No. 13, “Accounting for Leases”, rental expenses and management fees related to this lease agreement are recognized on a straight-line basis over the lease term.

Future minimum lease payments under operating leases as of April 30, 2004 are as follows:

$’000
Fiscal year ending April 30:
2005	6,381
2006	5,545
2007	4,280
2008	2,162
2009	2,154
Thereafter	5,776

26,298

ASAT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

21.	COMMITMENTS AND CONTINGENCIES (Continued)

Rental expenses under operating leases for the years ended April 30, 2002, 2003 and 2004 amounted to approximately $5.9 million, $5.0 million and $5.4 million, respectively.

Contingent liabilities

Hong Kong employees who have served the Company for not less than two / five years, are entitled to severance payment / long service payments, respectively, when their employment is terminated under certain conditions as stated in the Employment Ordinance of Hong Kong. The severance payments and long service payments are determined on the basis of the number of years of service and final pay, less benefits set aside in the mandatory pension fund. The severance component of such post-employment benefits are accrued when they are probable of occurrence. As of April 30, 2004, the contingent liabilities in relation to the severance payment is estimated to be approximately $2.0 million. No accrual is made as management considers the occurrence of this contingency is not likely as of April 30, 2004. The liability related to the long service payment component of such post-employment benefits is not material as of April 30, 2004.

Litigation

QPL International Holdings Limited (“QPL”) entered into a patent cross license agreement with Motorola, Inc. on October 1, 1993 (the “Immunity Agreement”). Under the terms of the Immunity Agreement, QPL had been obligated to pay quarterly royalties to Motorola on a per solder ball pad basis for all “BGA Packages,” as defined therein. When QPL assigned certain semiconductor assets to the Company in 1999, ASAT Limited continued to make payments to Motorola consistent with its understanding of the Immunity Agreement, even though it does not appear that the Immunity Agreement was actually assigned to the Company or any of its subsidiaries.

Motorola approached the Company in December 2002 claiming that the Company had assumed QPL’s obligations under the Immunity Agreement. It commissioned a third-party auditor to audit the royalty payments the Company had made for the three-year period ended October 31, 2002. According to the results of that audit, Motorola has asserted that QPL and the Company collectively owe additional royalties of $8,000,000 along with interest under either the Immunity Agreement or an implied contract that mirrors the terms of the Immunity Agreement. The bulk of the amount claimed stems from Motorola’s contention that the Company and QPL owe royalties for the manufacture of fpBGA products, a contention that both entities deny.

On April 9, 2003, the Company and its subsidiary, ASAT, Inc., as co-plaintiffs initiated a lawsuit against Motorola in the United States District Court for the Northern District of California by filing a complaint for Declaratory Judgment seeking a declaration from the court that neither plaintiff owed Motorola any royalty payments under the Immunity Agreement or any other agreement. Motorola has counter-claimed against the Company, ASAT, Inc. and QPL in this action, seeking $8,000,000 plus interest accruing at the rate of 1% per month on the alleged unpaid royalties, largely from the Company, under breach of contract theories. The parties are currently conducting discovery.

The Company continues to deny the allegations that Motorola is owed additional royalties in any amount beyond those already paid to Motorola. The Company intends to continue to pursue this litigation with vigor and will continue to assert that it owes no further amounts in royalties to Motorola under any agreement. The Company believes it is too early to assess the range of possible liability at this stage, if any, and no amounts have been provided for such matters in the consolidated financial statements.

22.	SEGMENT INFORMATION

The Company operates in a single business segment comprising the assembly and test services of integrated circuits to customers in the semiconductor industry. It is the management’s view that assembly and test

ASAT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

22.	SEGMENT INFORMATION (Continued)

services are of one business segment. The Company’s net sales are generated from the following geographical locations:

	2002	2003	2004
	$’000	$’000	$’000
Hong Kong	93,178	140,355	205,840
United States	59,591	83,267	106,649
France	2,356	—	—
China (excluding Hong Kong)	—	—	24
Transfer between geographic areas	(52,717)	(73,532)	(97,839)

Total net sales	102,408	150,090	214,674

Intercompany sales between geographic areas were recorded at cost plus a mark-up. Such transfers, including unrealized profits, are eliminated on consolidation.

An analysis of net sales by geographic destination is as follows:

	2002	2003	2004
United States	63.2%	55.5%	49.6%
Asia (a)	30.3%	43.2%	49.2%
Hong Kong	1.8%	0.1%	0.1%
Europe	4.7%	1.2%	1.1%

	100.0%	100.0%	100.0%

(a)	For Company’s net sales by geographic destination, Asia mainly represents Singapore, Taiwan, Japan, Malaysia, China (excluding Hong Kong), Philippines and Korea.

The geographical distribution of the Company’s identifiable assets is summarized as follows:

	2002	2003	2004
	$’000	$’000	$’000
Hong Kong	243,754	132,051	200,476
Asia (b)	2,929	3,471	11,821
United States	30,715	29,608	14,617
Germany	—	40	105

	277,398	165,170	227,019

(b)	For Company’s identifiable assets, Asia represents Singapore, China (excluding Hong Kong) and Korea.

23.	MAJOR CUSTOMERS

An analysis of percentage of sales to major customers is as follows:

	2002	2003	2004
Customer:
A	12.9%	14.5%	19.0%
B	22.7%	25.1%	17.5%
C	11.3%	11.4%	8.9%
D	2.8%	7.8%	6.4%
E	N/A	2.3%	5.0%
F	3.9%	4.4%	3.7%

ASAT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

24.	SUBSEQUENT EVENTS

On May 7, 2004, the Company entered into a lease agreement of another manufacturing plant (“Phase II”) in Dongguan, China. Under the term of this lease agreement, the lessor is responsible for the design and construction of the factory building. The Company is going to lease the completed Phase II factory building from the lessor for a period of 15 years. The Company is obligated to pay monthly payments of approximately $179 thousand for the first six years of the rental term and approximately $90 thousand per month for the seventh to fifteenth years of the rental term.

On May 7, 2004, the Company also entered into a management services agreement with the lessor for a period of six years. The Company is obligated to pay monthly management fees of approximately $82 thousand.

From October 2008 onwards and during the term of the lease, the Company will have an option and a right of first refusal to purchase the factory building and the related land-use right at prices fixed in a predetermined schedule starting from October 2008 to July 2011 and thereafter at prices based on the then fair market value of the factory building and related land-use right.

25.	CONDENSED CONSOLIDATED FINANCIAL INFORMATION

On January 26, 2004, the Company issued $150.0 million of its 9.25% senior notes as part of a refinancing transaction. See Note 11 for a more complete description of the 9.25% senior notes.

Under the indenture governing the 9.25% senior notes, the Company and certain of the Company’s wholly-owned subsidiaries that are “restricted subsidiaries” (as defined ASAT Limited, Timerson Limited and ASAT, Inc. and referred to below as guarantor subsidiaries) under the indenture for the 9.25% senior notes have fully and unconditionally guaranteed the 9.25% senior notes. In addition, New ASAT (Finance) Limited, the issuer of the 9.25% senior notes, is a wholly-owned finance subsidiary of the Company and all guarantees are on joint and several basis. There are no significant restrictions on the ability of the Company or any guarantor to obtain funds from its subsidiaries by dividend or loan.

The condensed consolidating financial statements are presented below and should be read in connection with the Consolidated Financial Statements of ASAT Holdings Limited. Separate financial statements and other disclosures concerning the guarantor subsidiaries are not included herein because (i) the guarantor subsidiaries are wholly-owned and have fully and unconditionally guaranteed the 9.25% senior notes on a joint and several basis, and (ii) the Company’s management has determined that such information is not material to investors.

The following condensed consolidating financial information presents the condensed consolidated balance sheets as of April 30, 2004 and 2003 and the related condensed consolidated statements of operations and cash flows for the years ended April 30, 2004, 2003 and 2002 of (a) ASAT Holdings Limited, the parent company; (b) New ASAT (Finance) Limited, the subsidiary issuer; (c) the guarantor subsidiaries of ASAT Holdings Limited on a combined basis; (d) the non-guarantor subsidiaries of ASAT Holdings Limited separately for each of ASAT (Finance) LLC and all non-guarantor subsidiaries of ASAT Holdings Limited other than ASAT (Finance) LLC; (e) eliminating entries; and (f) the total consolidated amounts.

ASAT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

25.	CONDENSED CONSOLIDATED FINANCIAL INFORMATION (Continued)

Condensed Consolidated Balance Sheet as of April 30, 2004

				NON-GUARANTOR SUBSIDIARIES
	ASAT HOLDINGS LIMITED	NEW ASAT (FINANCE) LIMITED	GUARANTOR SUBSIDIARIES	OTHERS	ASAT (FINANCE) LLC	ELIMINATING ENTRIES	CONSOLIDATED TOTAL
	$’000	$’000	$’000	$’000	$’000	$’000	$’000
ASSETS
Current assets:
Cash and cash equivalents	554	—	61,961	95	—	—	62,610
Accounts receivable, net	—	—	26,424	—	—	—	26,424
Inventories	—	—	21,311	—	—	—	21,311
Prepaid expenses and other current assets	97	—	5,527	74	—	—	5,698

Total current assets	651	—	115,223	169	—	—	116,043

Property, plant and equipment, net	—	—	104,764	84	—	—	104,848
Investment in and advance to consolidated entities	222,245	148,149	67,737	—	78,728	(516,859)	—
Other non-current assets	—	6,128	—	—	—	—	6,128

Total assets	222,896	154,277	287,724	253	78,728	(516,859)	227,019

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Advance from consolidated entities	—	—	411,969	1,265	76,002	(489,236)	—
Other current liabilities	5	4,277	36,579	53	—	2,323	43,237

Total current liabilities	5	4,277	448,548	1,318	76,002	(486,913)	43,237
9.25% senior notes due 2011	—	150,000	—	—	—	—	150,000

Total liabilities	5	154,277	448,548	1,318	76,002	(486,913)	193,237

Shareholders’ equity:
Common stock ($0.01 par value)	6,840	—	141	123	—	(264)	6,840
Less: Repurchase of stock at par	(71)	—	—	—	—	—	(71)
Additional paid-in capital	213,022	—	22,728	—	2,726	(7,358)	231,118
Deferred stock-based compensation	(754)	—	—	—	—	—	(754)
Accumulated other comprehensive loss	—	—	—	(55)	—	—	(55)
Retained earnings (Accumulated deficit)	3,854	—	(183,693)	(1,133)	—	(22,324)	(203,296)

Total shareholders’ equity	222,891	—	(160,824)	(1,065)	2,726	(29,946)	33,782

Total liabilities and shareholders’ equity	222,896	154,277	287,724	253	78,728	(516,859)	227,019

ASAT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

25.	CONDENSED CONSOLIDATED FINANCIAL INFORMATION (Continued)

Condensed Consolidated Balance Sheet as of April 30, 2003

			NON-GUARANTOR SUBSIDIARIES
	ASAT HOLDINGS LIMITED	GUARANTOR SUBSIDIARIES	OTHERS	ASAT (FINANCE) LLC	ELIMINATING ENTRIES	CONSOLIDATED TOTAL
	$’000	$’000	$’000	$’000	$’000	$’000
ASSETS
Current assets:
Cash and cash equivalents	15,327	10,401	47	—	—	25,775
Accounts receivable, net	—	18,209	—	—	—	18,209
Restricted cash	—	1,504	—	—	—	1,504
Inventories	—	10,383	—	—	—	10,383
Prepaid expenses and other current assets	29	5,323	26	—	—	5,378

Total current assets	15,356	45,820	73	—	—	61,249

Property, plant and equipment, net	—	99,951	68	—	—	100,019
Investment in and advance to consolidated entities	206,042	51,665	—	174,190	(431,897)	—
Other non-current assets	—	659	—	3,243	—	3,902

Total assets	221,398	198,095	141	177,433	(431,897)	165,170

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Advance from consolidated entities	—	327,888	383	76,002	(404,273)	—
Other current liabilities	15	15,945	83	—	2,323	18,366

Total current liabilities	15	343,833	466	76,002	(401,950)	18,366
12.5% senior notes due 2006	—	—	—	98,705	—	98,705

Total liabilities	15	343,833	466	174,707	(401,950)	117,071

Shareholders’ equity:
Common stock ($0.01 par value)	6,760	141	124	—	(265)	6,760
Less: Repurchase of stock at par	(71)	—	—	—	—	(71)
Additional paid-in capital	209,912	22,729	—	2,726	(7,358)	228,009
Accumulated other comprehensive loss	—	—	(20)	—	—	(20)
Retained earnings (Accumulated deficit)	4,782	(168,608)	(429)	—	(22,324)	(186,579)

Total shareholders’ equity	221,383	(145,738)	(325)	2,726	(29,947)	48,099

Total liabilities and shareholders’ equity	221,398	198,095	141	177,433	(431,897)	165,170

ASAT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

25.	CONDENSED CONSOLIDATED FINANCIAL INFORMATION (Continued)

Condensed Consolidated Statement of Operations and Comprehensive Loss for the year ended April 30, 2004

				NON-GUARANTOR SUBSIDIARIES
	ASAT HOLDINGS LIMITED	NEW ASAT (FINANCE) LIMITED	GUARANTOR SUBSIDIARIES	OTHERS	ASAT (FINANCE) LLC	ELIMINATING ENTRIES	CONSOLIDATED TOTAL
	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Net sales	—	—	312,513	—	—	(97,839)	214,674
Cost of sales	—	—	272,146	—	—	(97,871)	174,275

Gross profit	—	—	40,367	—	—	32	40,399
Operating expenses
- Selling, general and administrative	1,013	—	24,359	1,781	—	(2,378)	24,775
- Research and development	—	—	4,562	—	—	—	4,562
- Impairment of property, plant and equipment	—	—	2,387	—	—	—	2,387
- Facilities charges	—	—	306	—	—	—	306

Total operating expenses	1,013	—	31,614	1,781	—	(2,378)	32,030

(Loss) Profit from operations	(1,013)	—	8,753	(1,781)	—	2,410	8,369
Other income (expenses), net	85	3,901	(8,411)	1,079	21,870	(17,835)	689
Charge on early redemption of 12.5% senior notes	—	—	—	—	(10,346)	—	(10,346)
Interest expense:
- Amortization of deferred charges	—	(240)	(1,002)	—	(762)	1,002	(1,002)
- Third parties	—	(3,661)	(14,423)	—	(10,762)	14,423	(14,423)

Loss before income taxes	(928)	—	(15,083)	(702)	—	—	(16,713)
Income tax expense	—	—	(2)	(2)	—	—	(4)

Net loss	(928)	—	(15,085)	(704)	—	—	(16,717)
Other comprehensive loss:
Foreign currency translation	—	—	—	(35)	—	—	(35)

Comprehensive loss	(928)	—	(15,085)	(739)	—	—	(16,752)

ASAT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

25.	CONDENSED CONSOLIDATED FINANCIAL INFORMATION (Continued)

Condensed Consolidated Statement of Operations and Comprehensive Loss for the year ended April 30, 2003

			NON-GUARANTOR SUBSIDIARIES
	ASAT HOLDINGS LIMITED	GUARANTOR SUBSIDIARIES	OTHERS	ASAT (FINANCE) LLC	ELIMINATING ENTRIES	CONSOLIDATED TOTAL
	$’000	$’000	$’000	$’000	$’000	$’000
Net sales	—	223,622	—	—	(73,532)	150,090
Cost of sales	—	213,898	—	—	(73,532)	140,366

Gross profit	—	9,724	—	—	—	9,724
Operating expenses:
- Selling, general and administrative	402	25,516	943	—	(2,646)	24,215
- Research and development	—	5,299	—	—	—	5,299
- Reorganization expenses	—	713	—	—	—	713
- Impairment of property, plant and equipment	—	81,787	20	—	—	81,807

Total operating expenses	402	113,315	963	—	(2,646)	112,034

Loss from operations	(402)	(103,591)	(963)	—	2,646	(102,310)
Other income, net	214	3,569	512	13,652	(16,238)	1,709
Interest expense:
- Amortization of deferred charges	—	(924)	—	(924)	924	(924)
- Third parties	—	(12,728)	—	(12,728)	12,728	(12,728)

Loss before income taxes	(188)	(113,674)	(451)	—	60	(114,253)
Income tax benefit	—	15,174	—	—	—	15,174

Net loss	(188)	(98,500)	(451)	—	60	(99,079)
Other comprehensive loss:
Foreign currency translation	—	—	(23)	—	—	(23)

Comprehensive loss	(188)	(98,500)	(474)	—	60	(99,102)

ASAT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

25.	CONDENSED CONSOLIDATED FINANCIAL INFORMATION (Continued)

Unaudited Condensed Consolidated Statement of Operations and Comprehensive Income (Loss) for the year ended April 30, 2002

			NON-GUARANTOR SUBSIDIARIES
	ASAT HOLDINGS LIMITED	GUARANTOR SUBSIDIARIES	OTHERS	ASAT (FINANCE) LLC	ELIMINATING ENTRIES	CONSOLIDATED TOTAL
	$’000	$’000	$’000	$’000	$’000	$’000
Net sales	—	152,769	2,356	—	(52,717)	102,408
Cost of sales	—	179,553	5,697	—	(52,717)	132,533

Gross loss	—	(26,784)	(3,341)	—	—	(30,125)
Operating expenses
- Selling, general and administrative	412	30,916	1,448	—	(2,408)	30,368
- Research and development	—	6,437	—	—	—	6,437
- Reorganization expenses	—	2,327	—	—	—	2,327
- Non-recoverable and unutilized architectural cost	—	4,500	—	—	—	4,500
- Write-off in relation to ASAT S.A	—	7,500	—	—	16,785	24,285

Total operating expenses	412	51,680	1,448	—	14,377	67,917

Loss from operations	(412)	(78,464)	(4,789)	—	(14,377)	(98,042)
Other income (loss), net	1,164	(19)	411	14,246	(17,301)	(1,499)
Interest expense:
- Amortization of deferred charges	—	(905)	—	(905)	905	(905)
- Third parties	—	(13,341)	—	(13,341)	13,341	(13,341)

Income (Loss) before income taxes	752	(92,729)	(4,378)	—	(17,432)	(113,787)
Income tax expense	—	10,960	—	—	—	10,960

Net income (loss)	752	(81,769)	(4,378)	—	(17,432)	(102,827)
Other comprehensive loss:
Foreign currency translation	—	—	3	—	—	3

Comprehensive income (loss)	752	(81,769)	(4,375)	—	(17,432)	(102,824)

ASAT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

25.	CONDENSED CONSOLIDATED FINANCIAL INFORMATION (Continued)

Condensed Consolidated Statement of Cash Flows for the year ended April 30, 2004

				NON-GUARANTOR SUBSIDIARIES
	ASAT HOLDINGS LIMITED	NEW ASAT (FINANCE) LIMITED	GUARANTOR SUBSIDIARIES	OTHERS	ASAT (FINANCE) LLC	ELIMINATING ENTRIES	CONSOLIDATED TOTAL
	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Net cash (used in) provided by operating activities	(722)	4,516	7,621	(771)	5,288	—	15,932

Net cash used in investing activities	(16,202)	—	(24,070)	(25)	—	16,202	(24,095)

Net cash provided by (used in) financing activities	2,151	(4,516)	68,009	879	(5,288)	(16,202)	45,033

Net (decrease) increase in cash and cash equivalents	(14,773)	—	51,560	83	—	—	36,870
Cash and cash equivalents at beginning of year	15,327	—	10,401	47	—	—	25,775
Effects of foreign exchange rates change	—	—	—	(35)	—	—	(35)

Cash and cash equivalents at end of year	554	—	61,961	95	—	—	62,610

ASAT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

25.	CONDENSED CONSOLIDATED FINANCIAL INFORMATION (Continued)

Condensed Consolidated Statement of Cash Flows for the year ended April 30, 2003

			NON-GUARANTOR SUBSIDIARIES
	ASAT HOLDINGS LIMITED	GUARANTOR SUBSIDIARIES	OTHERS	ASAT (FINANCE) LLC	ELIMINATING ENTRIES	CONSOLIDATED TOTAL
	$’000	$’000	$’000	$’000	$’000	$’000
Net cash (used in) provided by operating activities	(202)	(2,761)	(329)	950	—	(2,342)

Net cash used in investing activities	(1,584)	(6,769)	(6)	—	2,000	(6,359)

Net cash provided by (used in) financing activities	—	2,611	339	(950)	(2,000)	—

Net (decrease) increase in cash and cash equivalents	(1,786)	(6,919)	4	—	—	(8,701)
Cash and cash equivalents at beginning of year	17,113	17,321	65	—	—	34,499
Effects of foreign exchange rates change	—	(1)	(22)	—	—	(23)

Cash and cash equivalents at end of year	15,327	10,401	47	—	—	25,775

Unaudited Condensed Consolidated Statement of Cash Flows for the year ended April 30, 2002

			NON-GUARANTOR SUBSIDIARIES
	ASAT HOLDINGS LIMITED	GUARANTOR SUBSIDIARIES	OTHERS	ASAT (FINANCE) LLC	ELIMINATING ENTRIES	CONSOLIDATED TOTAL
	$’000	$’000	$’000	$’000	$’000	$’000
Net cash provided by (used in) operating activities	787	(28,641)	(2,525)	1,333	182	(28,864)

Net cash used in investing activities	(48,219)	(15,382)	(451)	—	48,353	(15,699)

Net cash (used in) provided by financing activities	(541)	49,588	(11)	(1,333)	(48,353)	(650)

Net (decrease) increase in cash and cash equivalents	(47,973)	5,565	(2,987)	—	182	(45,213)
Cash and cash equivalents at beginning of year	65,086	11,756	3,038	—	—	79,880
Effects of foreign exchange rates change	—	—	14	—	(182)	(168)

Cash and cash equivalents at end of year	17,113	17,321	65	—	—	34,499

EXHIBIT INDEX

Exhibits	Description

1.1*	Restated Memorandum of Association of ASAT Holdings Limited.

1.2*	Restated Articles of Association of ASAT Holdings Limited, as amended (Amendment is filed herewith).††

2.1*	Form of Deposit Agreement between ASAT Holdings Limited and The Bank of New York.

2.2*	Form of ADR (included in Exhibit 4.1).

2.3*	Form of specimen certificate representing ordinary shares of ASAT Holdings Limited.

4.1**	ASAT Holding Limited Stock Option Plan.

4.3**	Form of ASAT Holdings Non-Qualified Stock Option Agreement.

4.4***	Supply Agreement dated March 8, 2001 entered into among ASAT Limited, Talent Focus Limited and QPL Limited.

4.5†	Lease Agreement dated as of August 8, 2002 between Dongguan Changan County Changshi Development Company and Timerson Limited.

4.6††	Indenture dated as of January 26, 2004, between New ASAT (Finance) Limited, ASAT Holdings Limited and its subsidiaries, and The Bank of New York, as trustee.

4.7††	Form of 9.25% Senior Note due 2011 (included in Exhibit 4.6).

4.8††	Lease Agreement dated as of May 7, 2004 among Dongguan Changan County Changshi Development Company, Dongguan Changan Leyiwen Semi-Conductor Testing Factory (Dongguan Changan ASAT Semiconductor Assembly and Test Factory) and Timerson Limited.

8.0***	Subsidiaries of the Registrant.

12.1††	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2††	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1†††	Certification of the Chief Executive Officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2†††	Certification of the Chief Financial Officer of the Registrant pursuant to U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

14.0***	Letter re Andersen Assurances.

14.1††	Consent of Independent Auditors.

*	Incorporated herein by reference to Registrant’s Registration Statement on Form F-1 filed on July 7, 2000 (Registration No. 333-12124).
**	Incorporated herein by reference to Registrant’s Registration Statement on Form S-8 filed on February 13, 2001 (Registration No. 333-55464).
***	Incorporated herein by reference to Registrant’s Annual Report on Form 20-F filed on June 28, 2002.
†	Incorporated herein by reference to Registrant’s Annual Report on Form 20-F filed on July 28, 2003.
††	Filed herewith.
†††	Furnished herewith.