Form 20-F
period 2005-04-30
ASAT HOLDINGS LTD
filed 2005-08-02
CIK 1102384

As filed with the Securities and Exchange Commission on August 2, 2005

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED APRIL 30, 2005

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Class	Number of shares outstanding as of April 30, 2005
Ordinary Shares, par value $0.01	678,437,130

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

Yes  ☐    No  ☒

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17  ☐    Item 18  ☒

i

GENERAL INFORMATION

In this Annual Report, the terms “we,” “us,” “our,” “our company,” “Company” and “ASAT” refer, as the context requires, either individually or collectively, to ASAT Holdings Limited (“ASAT Holdings”) and also to ASAT Limited (“ASAT HK”), ASAT, Inc. (“ASAT US”), ASAT (Finance) LLC (“ASAT (Finance)”), Timerson Limited (“Timerson”), ASAT (Cayman) Limited (“ASAT Cayman”), ASAT Korea Limited (“ASAT Korea”), ASAT GmbH (“ASAT Germany”), ASAT Semiconductor (Dongguan) Limited (“ASAT China”), ASAT (S) Pte. Ltd. (“ASAT Singapore”), New ASAT (Finance) Limited (“New ASAT (Finance)”), Newhaven Holdings Limited (“Newhaven”), RBR Trading Holding (Curacao) N.V. (“RBR Antilles”) and R.B.R. Trading Holding B.V. (“RBR Netherlands”) which are each, direct or indirect, wholly owned subsidiaries of ASAT Holdings. Since ASAT S.A. has been under court administration since November 20, 2001, we no longer consolidate its financial results with our financial statements.

A “Glossary of Semiconductor Terms” set out definitions of technical terms used in this Annual Report.

We publish our financial statements in United States dollars, which are referred to as “Dollars” and “$”.

FORWARD-LOOKING STATEMENTS

This Annual Report contains statements and information that involve risks, uncertainties and assumptions. These statements and information constitute forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, or Exchange Act. Forward-looking statements are all statements that concern plans, objectives, goals, strategies, future events or performance and underlying assumptions and other statements that are other than statements of historical fact, including, but not limited to, those that are identified by the use of words such as “anticipates,” “believes,” “estimates,” “expects,” “intends,” “plans,” “predicts,” “projects” and similar expressions. Risks and uncertainties that could affect us include, without limitation, dependence on the highly cyclical nature of the semiconductor industry, our ability to rapidly develop and successfully bring to market advanced technologies and services, the concentration of our business in the communication sector, the incurrence of significant capital expenditures for manufacturing technology and equipment, the success of moving our assembly and test facilities from Hong Kong to Dongguan, China, operating new assembly and test facilities in China, our high leverage and the restrictive covenants contained in the agreements governing our indebtedness, fluctuating demand and continuous downward pressure on selling prices in the semiconductor industry, low capacity utilization rates, loss of a large customer, weaknesses in global economies, natural disasters, losses of power to our facilities in Dongguan, China, volatility in the market price of our ADSs, environmental regulation, fluctuation in foreign currencies, uncertainty as to demand from our customers over both the long-term and short-term, competitive pricing and declines in average selling prices we experience, the timing and volume of orders relative to our production capacity, complexity in our assembly processes, the availability of financing, competition and the greater operating and financial resources of competitors, ability to successfully complete potential acquisitions and integrate other parties into our business, dependence on raw material and equipment suppliers, ability to transfer funds to and from our Chinese operating subsidiary, seasonality in sales of our products and the enforcement of intellectual property rights by or against us. Should one or more of such risks and uncertainties materialize, or should any underlying assumption prove incorrect, actual outcomes may vary materially from those indicated in the applicable forward-looking statements. Any forward-looking statement or information contained in this document speaks only as of the date the statement was made.

All of our forward-looking statements made herein and elsewhere are qualified in their entirety by the risk factors discussed in the “Risk Factors” and other cautionary statements appearing in “Management’s Discussion and Analysis of Financial Condition and Results of Operations”. These risk factors and statements describe circumstances which could cause actual results to differ materially from those contained in any forward-looking statement. We do not intend to update or revise any forward-looking statements made herein to reflect actual results or changes in assumptions, future events or otherwise. Accordingly, forward-looking statements should not be relied upon as a prediction of actual result.

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

Chip	An individual integrated circuit that has not yet been packaged. Also used as a generic term for semiconductor devices. Often called a “die”.

Chipset	Two or more chips designed to perform as a unit for one or more functions.

Chipscale packages	Any semiconductor package in which the package is approximately 1.2 times the size of the semiconductor chip.

Deposition	A term applied to growing thin layers within in a vacuum condensation mode, or via electroplating techniques.

Die	A synonym for a semiconductor “chip”.

Encapsulation	Enclosing the die in an organic medium which protects the die and wire bonds from the environment.

fpBGA	Fine Pitch Ball Grid Array. A distinct technically evolved version of a BGA package, mounted on tape substrate that has a solder ball pitch of less than 1.0 mm.

FxBGA	A new and flexible advanced BGA package that is thinner, has a higher circuit density and improved electrical and thermal performance.

Flip chip	Type of PBGA package which uses an array of solder bumps on the bottom of the semiconductor chip to connect the chip to the balls on the bottom of the package.

Input/Output	A connector which interconnects the chip to the package or one package level to the next level in the hierarchy. Also referred to as pin-out connections or terminals. Sometimes referred to as “I/O”.

Integrated circuit

A combination of two or more transistors on a base material, usually silicon. All semiconductor chips, including memory chips and logic chips are very complicated integrated circuits with thousands of transistors.

Laminate substrate	An organic substrate used for the routing of PBGA products between the chip pads and the solder ball pads.

Leadframe	A metal frame designed to connect to the bonding pads of the chip by lead that provides rigidity, heat dissipation and electrical connection to external points.

LPCC	Our trademarked acronym for our Leadless Plastic Chip Carrier, a leadframe based chipscale package. The LPCC is the trademark for ASAT’s QFN product family.

Mixed signal products	Products that can process both digital and analog data signals.

Molding	Encapsulating the chip, leadframe and wirebondings in molded plastic with leads protruding. The molded plastic is an epoxy based material called “molding compound”.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

SELECTED FINANCIAL DATA

The following table represents selected historical consolidated financial data for ASAT for the five-year period ended April 30, 2005. The selected historical consolidated financial data below as of April 30, 2004 and 2005 and for the years ended April 30, 2003, 2004 and 2005 were derived from our audited consolidated financial statements as of such dates and for such periods included elsewhere in this Annual Report. The selected historical consolidated financial data below as of April 30, 2001, 2002 and 2003 and for the years ended April 30, 2001 and 2002 were derived from our audited consolidated financial statements as of such dates and for such periods, not included in this Annual Report. The financial information included in this Annual Report does not reflect our results of operations, financial position and cash flows in the future and our past operating results are no guarantee of our future operating performance. In this Annual Report, all references to fiscal years are to the Company’s fiscal years ended April 30th, thus fiscal year 2005 refers to the fiscal year ended on April 30, 2005.

The selected historical consolidated financial data is qualified by reference to, and should be read in conjunction with, Item 5 “Operating and Financial Review and Prospects” and our consolidated financial statements and the related notes, included elsewhere in this Annual Report.

	Fiscal Year Ended April 30,
	2001	2002	2003	2004	2005
	(In thousands of dollars, except for share and ADS data)
Statement of Operations Data:
Net sales	$340,236	$102,408	$150,090	$214,674	$194,411
Cost of sales	244,484	132,533	140,366	174,275	182,319

Gross profit (loss)	95,752	(30,125)	9,724	40,399	12,092

Operating expenses:
Selling, general and administrative expenses	37,631	30,368	24,215	24,775	27,455
Research and development	5,954	6,437	5,299	4,562	4,481
Reorganization expenses	2,603	2,327	713	—	928
Litigation settlement	—	—	—	—	4,603
Impairment of property, plant and equipment	—	—	81,807	2,387	19,944
Facilities charge	—	—	—	306	—
Non-recoverable and unutilized architectural cost	—	4,500	—	—	—
Write-off in relation to ASAT S.A.	—	24,285	—	—	—

Total operating expenses	46,188	67,917	112,034	32,030	57,411

Income (Loss) from operations	49,564	(98,042)	(102,310)	8,369	(45,319)
Other income (expense), net(1)	6,451	(1,499)	1,709	689	688
Charges on early extinguishment of debt(2)	(13,126)	—	—	—	—
Charges on early redemption of 12.5% senior notes(3)	—	—	—	(10,346)	—

Interest expense	(18,119)	(14,246)	(13,652)	(15,425)	(15,046)

Income (Loss) before income taxes	24,770	(113,787)	(114,253)	(16,713)	(59,677)
Income tax (expense) benefit	(5,350)	10,960	15,174	(4)	(748)

Net income (loss)	$19,420	$(102,827)	$(99,079)	$(16,717)	$(60,425)

Net income (loss) per share (basic and diluted)(4)	$0.03	$(0.15)	$(0.15)	$(0.02)	$(0.09)

Net income (loss) per ADS (basic and diluted)(4)	$0.15	$(0.77)	$(0.74)	$(0.12)	$(0.45)

Weighted average number of shares outstanding(4)	654,962,375	669,218,720	668,947,000	671,721,610	677,953,380
Weighted average number of ADSs outstanding(4)	130,992,475	133,843,744	133,789,400	134,344,322	135,590,676

	As of April 30,
	2001	2002	2003	2004	2005
	(In thousands of dollars)
Balance Sheet Data (at end of year):
Cash and cash equivalents	$79,880	$34,499	$25,775	$62,610	$32,717
Total assets	403,503	277,398	165,170	227,019	178,746
Total debt(5)	97,837	98,131	98,705	150,000	160,021
Total shareholders’ equity (deficit)	250,566	147,201	48,099	33,782	(26,456)

	Fiscal Year Ended April 30,
	2001	2002	2003	2004	2005
	(In thousands of dollars)
Other Data:
Net cash provided by (used in) operating activities	$58,163	$(28,864)	$(2,342)	$15,932	$1,886
Net cash used in investing activities	(104,049)	(15,699)	(6,359)	(24,095)	(40,727)
Net cash provided by (used in) financing activities	114,874	(650)	—	45,033	9,127
Depreciation of property, plant and equipment and amortization of noncompete covenants	33,109	39,303	30,220	24,855	31,682
Amortization of deferred charges and debt discount	1,775	1,476	1,497	1,479	958
Capital expenditures	108,743	19,625	6,940	28,530	40,740

(1)	Other income (expense), net mainly consists of interest income, rental income, gain (loss) on disposal of property, plant and equipment, unapplied payment from customers, bad debt recovered and write-back of long outstanding payable balances. See note 13 of the notes to our consolidated financial statements included in this Annual Report.
(2)	Reflects a non-cash charge incurred in connection with the early repayment of our $40.0 million bank term loan, the $17.0 million outstanding balance on our revolving credit facility and early redemption of 35% of our 12.5% senior notes, net of income tax benefit of $1.1 million in fiscal year ended 2001. In April 2002, FASB issued SFAS 145, “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections”. The provisions of this Statement applied by the Company in fiscal year 2004. This Statement made revisions to the accounting for gains and losses from the extinguishment of debts to require that extinguishment of debts is no longer automatically eligible to be classified as an extraordinary item and must be retroactively restated into ordinary net income unless the loss qualifies as extraordinary under the normal tests. Accordingly, the Company reclassified the loss of $13.1 million on early extinguishment of debt in fiscal year 2001 as required by the standard.
(3)	Reflects charges incurred in connection with the early redemption of our 12.5% senior notes, which included $6.3 million for the early redemption premium and $4.0 million for the non-cash write-off of deferred financing costs and debt discount in fiscal year 2004.
(4)	The computation of net income (loss) per share (basic and diluted) is calculated as the net income (loss) for the year divided by the weighted average number of shares outstanding during the year. The computation of net income (loss) per share (basic and diluted) for the years ended April 30, 2001, 2002, 2003, 2004 and 2005 is based on a weighted average number of ordinary shares during the year in the amount of 654,962,375, 669,218,720, 668,947,000, 671,721,610 and 677,953,380 respectively. Each ADS represents five ordinary shares.
(5)	Debt consists of bank debt, senior notes and capital lease obligations. At April 30, 2005, debt included 9.25% senior notes, capital lease obligations and a short-term bank loan. At April 30, 2004, debt included 9.25% senior notes. At April 30, 2003 and 2002, debt included the 12.5% senior notes. At April 30, 2001, debt included the 12.5% senior notes and capital lease obligations.

Exchange Rate Information

The Hong Kong dollar is freely convertible into other currencies (including the U.S. dollar). Since 1983, the Hong Kong dollar has effectively been officially pegged to the U.S. dollar at the rate of approximately HK$7.80 = US$1.00. However, the market exchange rate of the Hong Kong dollar against the U.S. dollar continues to be influenced by the forces of supply and demand in the foreign exchange market. The Hong Kong government, acting through the Hong Kong Monetary Authority, has a number of means by which it may act to maintain exchange rate stability. However, we cannot assure you that the Hong Kong government will maintain the peg at HK$7.80 to US$1.00 or at all. Exchange rates between the Hong Kong dollar and other currencies are influenced by the rate between the U.S. dollar and such other currencies.

Additionally, we expect that our exposure to fluctuations in the value of the Chinese Renminbi will significantly increase due to our new manufacturing facilities in Dongguan, China. From 1994 to July 2005, the conversion of Renminbi into foreign currencies, including Hong Kong and U.S. dollars, was based on rates set by the People’s Bank of China, which were set daily based on the previous day’s interbank foreign market exchange rate and current exchange rates on the world financial markets. As a result, the exchange rate of the Renminbi to the U.S. dollar was previously substantially pegged or fixed. On July 21, 2005 the government of China announced that the exchange rate of the Renminbi was being appreciated against the U.S. dollar and that the Renminbi would henceforth have a more flexible exchange rate within a 0.3% band that would float against a basket of unidentified foreign currencies. However, the Chinese government may decide to change or abandon this new policy at its sole discretion at any time in the future. This recent appreciation of the Renminbi against the U.S. dollar and any further appreciation in the exchange rate of the Renminbi against the U.S. dollar will increase our costs relating to our planned China operations.

RISK FACTORS

Risks relating to our businesses include the following:

We have been operating at a net loss for each fiscal year since the fiscal year ended April 30, 2002, and have had negative operating cash flow in fiscal 2002 and 2003.

We have been operating at a net loss for each fiscal year since the fiscal year ended April 30, 2002. Our net loss for the fiscal year ended April 30, 2002 was $102.8 million. Our net loss for the fiscal year ended April 30, 2003 was $99.1 million. Our net loss for the fiscal year ended April 30, 2004 was $16.7 million. Our net loss for the fiscal year ended April 30, 2005 was $60.4 million, and we have also had negative operating cash flow in fiscal 2002 and 2003. We cannot assure you that we will return to profitability in the near future.

Due to insufficient cash generated from operations, we have funded our operations primarily through the sale of equity and debt securities, borrowings, equipment lease financings and other financing arrangements. While we have been implementing cost reduction programs since the end of the January 2002 quarter, we continue to have significant fixed expenses, and we expect to continue to incur considerable expenses associated with the completion of the move of our manufacturing operations to China, as well as incurring other manufacturing, sales and marketing, product development and administrative expenses. We are also obligated to make significant interest payments on our 9.25% senior notes due 2011 of approximately $6.9 million on August 1 and February 1 of each year. As a result of this negative cash flow and our ongoing expenditure requirements, even with the financing commitments from our two principal shareholder groups we may be required to seek new or alternative financing to fund our operations in the future. Our ability to raise any future additional or alternate financing will be limited by our future financial situation and market conditions, as well as the covenants in our 9.25% senior notes due 2011 and requirements to obtain approval of certain types of financings from our shareholders. It may be difficult for us to raise additional capital if and when it is required. If we are unable to raise future additional or alternate financing when needed any of the following may occur:

•	Our customer relationships and orders with our customers could deteriorate;

•	Suppliers would be less willing to supply us product or extend credit on acceptable terms, if at all;

•	Employee attrition could increase; and

•	Lenders could be unwilling to provide or refinance our debt.

If adequate capital is not available to us as required, or if it is not available on favorable terms, our business and financial condition would be affected and we may not be able to meet our obligations as they come due.

Our financing commitments from QPL International Holdings Limited (“QPL”) and several private equity funds managed by JPMP Master Fund Manager, L.P. (“JPMP”) are subject to a number of conditions that we may not be able to satisfy, and therefore we may not be able to obtain all or any portion of the funds purported to be available under these commitments.

In July 2005, we obtained commitments from QPL and JPMP for them and their affiliates to provide us with up to $30 million financing, subject to our meeting certain specified conditions set forth in the commitment documentation. The commitments are comprised of a commitment to purchase $15 million of our convertible preferred shares and a $15 million purchase money loan commitment. These principal shareholder groups will receive warrants in connection with these commitments. See “Operating and Financial Review and Prospects—Liquidity and Capital Resources” for a detailed description of this convertible preferred shares commitment and purchase money loan commitment. Our ability to obtain financing under these commitments is subject to a number of important conditions. The satisfaction of certain of these conditions , including QPL obtaining shareholder approval of its convertible preferred share commitment, if and as required by the Hong Kong Stock Exchange, is outside our control. If we are unable to meet any of these conditions or any other condition set forth in the commitment documentation, we will not be able to receive any funds under the commitments. If we are unable to obtain any funds under these commitments, we will need to seek alternative capital from other financing arrangements, sell assets, or seek to undertake a restructuring of our obligations with our creditors, and we cannot give assurances that we will be able to accomplish any of these measures on commercially reasonable terms if at all.

We are controlled by two principal groups of shareholders, and their interests may conflict with your interest.

Several private equity funds separately managed by or affiliated with JPMP (formerly Chase Capital Partners), Olympus Capital Holdings Asia and Orchid Hong Kong Investment Holdings, respectively, referred to as the “investor group” in this report, collectively owned approximately 42.0% of the outstanding ordinary shares of ASAT Holdings as of April 30, 2005. The investor group has signed a co-investment agreement generally to vote in unison on certain matters. QPL and its controlling shareholder collectively owned approximately 42.5% of the ordinary shares of ASAT Holdings as of April 30, 2005. In addition, the investor group can acquire additional shares of ASAT Holdings from QPL in satisfaction of indemnification claims against QPL and under a credit support arrangement with creditors of QPL. The investor group and QPL together control ASAT Holdings’ board of directors, management and policies. The investor group and QPL are not obligated to provide any financing under their current shareholders agreement. The investor group and QPL are not obligated to exercise their rights as shareholders in the interests of ASAT Holdings and may engage in activities that conflict with such interests. We have not established, and may be unable to establish, any procedures for resolving actual or perceived conflicts of interest between our principal shareholders and our other investors. See “Major Shareholders and Related Party Transactions”. Furthermore, disagreements between the investor group and QPL which cannot be resolved could adversely affect the management of our company. QPL and the investor group are subject to a shareholders agreement and vote together on certain matters, including on the election of directors.

We will require a significant amount of cash to fund operating and capital expenditures, including the completion of the move of our manufacturing operation to Dongguan China, and to service our debt.

Our ability to fund operating and capital expenditures and to service debt will depend significantly on our ability to generate cash from operations. For the fiscal year ended April 30, 2004, the earnings to fixed charges deficiency was $16.7 million and for the year ended April 30, 2005, the earnings to fixed charges deficiency was $59.7 million. For the purpose of this calculation, “earnings” consisted of income (loss) before income taxes and fixed charges, and “fixed charges” consisted of interest expense, including amortization of debt discount and debt issuance costs, and the interest portion within rental expenses which is estimated as one-third of the rental expenses relating to operating leases. We will need to continue generating cash flow in excess of current levels to fund operating and capital expenditures, particularly the completion of the move of our manufacturing operations to China, and to service debt, including our 9.25% senior notes due 2011. However, we cannot assure you that we will be able to generate cash flow or obtain funds from our $30 million preferred shares and purchase money loan commitments from two of our principal shareholder groups to fund our planned operations and capital expenditures. In order to obtain funds pursuant to these financing commitments we will be required to meet specified conditions. If we are unable to meet these conditions, we will not obtain the financing from these two principal shareholder groups. In addition, our ability to generate cash from operations is subject to general economic, financial, competitive, industry, legal and other factors and conditions, many of which are outside our control. In particular, our operations are subject to cyclical downturns and price and demand volatility in the semiconductor industry. If we cannot generate sufficient cash to service our debt or obtain financing, we may have to, among other things, reduce capital expenditures associated with the completion of the move of our manufacturing operations to China and other capital and research and development expenditures, sell assets, restructure our debt, or obtain alternate financing, which may not be available on acceptable terms or at all. We might not be able to take these actions or they may not be successful. Our ability to take many of these steps may be subject to approval by future creditors, our shareholders and the holders of the 9.25% senior notes due 2011.

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

Beginning in the fourth quarter of calendar year 2000, the semiconductor industry experienced a severe downturn. Accordingly, our customers cut back production orders, reflecting inventory corrections and lower demand experienced in their end-user markets. This downturn had a very pronounced and adverse effect on our sales and financial performance. In particular, we suffered the adverse implications of declining average selling prices, or ASPs, for assembled units. In part, this decline in ASPs reflected a shift in product mix to lower cost devices. However, a significant part of this decline in ASPs resulted from external pricing pressures throughout the downturn. In the event of future ASPs declines, we will need to continue to expand our production capacity and throughput to maintain or increase our revenues.

While the semiconductor industry experienced a modest recovery in the second quarter of calendar year 2002 and the overall demand for semiconductors increased significantly during the period from the second quarter of calendar year 2003 through the first quarter of calendar year 2004, in the July 2004 quarter the semiconductor industry experienced another downturn and our net sales on a quarterly basis have decreased since that time. If this or any other future downturn in the semiconductor industry proves to be similar to the 2000 downturn, our business, financial condition and results of operations would be adversely affected and further erode our cash position and, we may be required to seek new financing, which may not be obtainable on acceptable terms or at all. We may also be required to reduce our capital expenditures, which in turn could hinder our ability to implement our business plan, including the move of a substantial portion of our manufacturing facilities to Dongguan, China, and to maintain our competitiveness. Because of the downturn in the industry and the uncertainty of the recent gradual recovery, we continue to re-evaluate our product mix and the direction of our business. This re-evaluation as a result of the downturn led to significant write-downs of property, plant and equipment of $81.8 million for the year ended April 30, 2003 and $19.9 million for the year ended April 30, 2005. We may need to make additional write-downs in the future.

Our principal market is in the communications sector, which is subject to fluctuating demand and continuous downturn pressure on selling prices.

A significant percentage of our net sales is derived from customers who use assembly or test services for semiconductor devices used in the communications sector. Sales to the communication sector comprised 61% and 54% of total net sales for fiscal 2004 and fiscal 2005, respectively. This sector has been subject to extreme fluctuations in demand and, as a result, in the past we have experienced a prolonged industry-wide slowdown in demand in the communication sector. Historically, the average selling price of communication products has continued to decrease, and the resulting pricing pressure on services provided by us has led to reductions in our net sales and decreasing margins. For the past three years, we have embarked upon a strategy to diversify our customer base and reduce dependency on the communications sector. Some of the other market sectors into which we seek to diversify our customer base include the consumer, personal computers/computing and automotive/industrial sectors. However decreasing average selling prices could also affect products in these sectors. Moreover, the execution of our strategy continues to take time and may ultimately not be successfully implemented, especially if other independent assembly and test companies were to focus on the same market sectors that we have targeted. If we are unable to successfully implement our diversification strategy, our financial condition and results of operations could be materially adversely affected.

Our ability to rapidly develop and successfully bring to market advanced technologies and services is important to maintaining our competitive position and profitability.

The semiconductor industry is characterized by rapid technological developments and our research and development efforts may not yield commercially viable packages or test services to keep up with these technological changes. Any inability to meet our customers’ schedules for new product introductions could affect our revenue, prospects for growth and future customer relationships. Our customers seek advanced and quick time-to-market assembly and test capabilities for their increasingly complex end-user applications. Failure to advance our designs and process technologies successfully and in a timely manner could have a material adverse effect on our competitiveness and our profitability. Technological advances typically lead to rapid and significant decreases in prices for older products. Extended reliance on older products would reduce our gross margins and profitability, as prices decline in the face of newer, higher performance products.

We could be required to incur significant capital expenditures for manufacturing technology and equipment to remain competitive.

Semiconductor manufacturing has historically required, and in the future is likely to continue to require, a constant upgrading of process technology to remain competitive, as new and enhanced semiconductor processes are developed which permit the manufacture of smaller, more efficient and more powerful semiconductor devices. Our assembly and test facilities have required and will continue to require significant investments in manufacturing technology and equipment in the future. We have made substantial capital expenditures and installed significant production capacity to support new technologies and increase production volume. We expect an increase in capital expenditures in connection with Phase II of our move to Dongguan, China. Although we cannot presently estimate the amount of this increase in capital expenditures beyond our fiscal year 2005, it could be significant. As of April 30, 2005, we had commitments for capital expenditures of approximately $21.1 million, which included the completion of the interior finish and fixtures for the Phase II facility. We currently intend to fund these capital expenditures with the existing cash resources and positive cash flow generated from the savings, if any, expected to be realized from reductions in cost structure associated with the completion of the move of our manufacturing operations to Dongguan, China and from financing commitments from two of our principal shareholder groups. However, these financing commitments are subject to a number of conditions, and we cannot assure you that we will have sufficient capital resources to make further necessary investments in manufacturing technology and equipment. In addition, due to the long lead-time involved in the pre-deployment development and product qualification activities that must precede a new product release, we may be called upon to make substantial investments in both package design efforts and in new manufacturing equipment well in advance of our being able to record appreciable revenues derived from those new products. Further, during each stage of the long qualification process required by customers for our products, which can take up to six months to complete, there is a substantial risk that we will have to abandon a potential assembly or test service which is no longer marketable or technologically feasible or competitive and in which we have invested significant resources. Even if we are able to qualify new packages, a significant amount of time will have elapsed between our investment in new packages and the receipt of any related revenues.

Because our industry is highly competitive and many of our competitors have greater operating and financial resources, we may not be able to secure new customers or maintain our customer base.

The semiconductor packaging and test industry is highly competitive, with more than 40 independent providers of semiconductor assembly services worldwide. We believe our principal competitors include Advanced Semiconductor Engineering, Inc., Amkor Technology, Inc., Carsem (M) Sdn. Bhd. (a division of the Hong Leong Group), Siliconware Precision Industries Co., Ltd. and STATS ChipPAC Ltd. Many of our competitors have greater operating capacity, financial resources than we do and have proven research and development and marketing capabilities. If demand for semiconductor assembly and test services were to continue to increase, our competitors would be at an advantage to us to capture this increased demand by utilizing their greater financial resources to more rapidly increase capacity. Many of our competitors also have established relationships with many large semiconductor companies that are current or potential customers of us. Further, lengthy qualification periods and a familiarity between potential customers and their current assembly service providers may limit our ability to secure new customers.

We also compete indirectly with the in-house assembly and test service resources of many of our largest customers, the integrated device manufacturers, or IDMs. These IDM customers may decide to shift some or all of the assembly and test services to internally sourced capacity.

Due to this highly competitive environment, we may experience difficulties in securing business from new customers, additional business from our existing customers or even maintaining our current level of business with our existing customers. In addition, if the trend for semiconductor companies to outsource their packaging needs does not continue, we may not be able to maintain our customer base and our business and results of operations would be materially adversely affected.

If any of our competitors grow through acquisitions and we are unable to similarly grow, we may have difficulties competing against those competitors in terms of volume production, price competitiveness and array of services.

Some of our competitors with greater financial resources have been able to grow through acquisitions. There have been instances where one of our competitors has acquired the entire back-end assembly operations of an IDM. For example, Amkor acquired a substantial portion of the IBM assembly and test operation in China and Singapore. Another example of merger and acquisition activity among our competitors is the acquisition of ChipPAC, Inc. by ST Assembly Test Services Ltd. As a result of such growth through acquisitions, these competitors will have increased capacity and may be better positioned to increase their market share by decreasing prices. Additionally, as a result of such acquisitions, these competitors may be able to provide a broader array of services. If we are unable to grow our business through acquisitions, we may have difficulties competing successfully against these competitors. In addition, the indenture that governs our 9.25% senior notes due 2011 requires us to comply with certain covenants that limit our ability to enter into mergers or consolidations.

We face risks associated with potential acquisitions, investments, strategic partnerships or other ventures, including whether we can identify opportunities, complete the transactions and integrate the other parties into our business.

We believe that the semiconductor packaging may undergo consolidation, both with regard to consolidation among independent assembly services providers and with respect to the outsourcing of in-house assembly capacity of semiconductor IDMs. We believe it may become increasingly important to acquire or make investments in complementary business, facilities, technologies, services or products, or enter into strategic partnerships with parties who can provide access to those assets, if appropriate opportunities arise. From time to time we have had discussions with companies regarding our acquiring, investing in or partnering with their businesses, products, services or technologies, and we regularly engage in such discussions in the ordinary course of our business. We may not be able to identify suitable acquisition, investment, strategic or other partnership candidates, which may place us at a disadvantage if our competitors are able to grow their market share through acquisitions, investments or strategic partnerships. If we do identify suitable candidates, we may not be able to complete those transactions on commercially acceptable terms or at all. If we acquire another company, we could have difficulty in integrating that company’s personnel, products, operations and technology. In addition, the key personnel of the acquired company may decide not to work for us. These difficulties could disrupt our ongoing business, distract our management and employees, increase our expenses and reduce the expected benefits of the acquisition.

Our assembly and test processes are complex and prone to error, which may create defects and adversely affect production yields.

Assembly services are prone to human error and equipment malfunction. Defective packages may also result from:

•	improper programming of customer specified manufacturing instructions;

•	contaminants in the manufacturing environment;

•	equipment deviations from process specifications;

•	the use of defective raw materials; or

•	defective vendor provided leadframes or component parts.

These factors have periodically contributed to lower production yields and may continue to do so, particularly in connection with any expansion of capacity or change in processing steps. In addition, our production yields on new packaging technologies could be lower during the period necessary for us to develop the requisite expertise and experience with these processes. Any failure by us to maintain high quality standards, acceptable production yields, if significant and sustained, could result in delays in shipments, increased costs or cancellation of orders, which could have a material adverse effect on our business, financial condition and results of operations.

In order to meet customer demands for package design, assembly and test services, we may be required to add new test equipment, which can be very capital intensive and may not result in expected revenues and/or margins.

We provide our customers with package design, assembly and test services. Many of our customers seek to do business with independent assemblers who can provide a full range of assembly and test services, particularly testing of mixed-signal semiconductors which perform both analog and digital functions. In order to satisfy such customers’ demands, we may be called upon to acquire additional test equipment capacity, which could require us to increase our capital expenditures on test equipment. Additionally, the use of mixed-signal test equipment involves complex software programming and the use of sophisticated and expensive equipment operated by a highly skilled workforce. However, customers requesting these types of test services are typically not willing to commit to the utilization of such additional capacity beyond their short-term forecasts. If these customers do not place their expected orders or we experience a general decrease in demand for our test services, we could have excess capacity and low utilization rates for our test equipment, which could increase our costs and negatively affect our expected revenues and/or margins. In addition, any failure by us to provide package design, assembly and test services could result in the loss of customers or sales of our services, which could have a material adverse effect on our business, financial condition and results of operation.

Our profitability has in past periods been affected by low capacity utilization rates, which are significantly influenced by factors outside of our control.

As a result of the capital intensive nature of our business, our operations are characterized by high fixed costs. Consequently, insufficient utilization of installed capacity can negatively affect our profitability. For example, in fiscal year 2003, our capacity utilization rates ranged from averages of approximately 42% to 67% per month for our assembly operations as a result of the weak demand for our assembly and test services resulting from the prolonged downturn in the semiconductor industry. In addition, as a result of the most recent industry downturn, which occurred in late 2004, our capacity utilization rates averaged approximately 68% in fiscal year 2005. If we experience low capacity utilization in future periods, our financial condition and results of operations could be adversely affected.

Our customers generally do not place purchase orders far in advance, which makes it difficult for us to predict our future sales, adjust our production costs and efficiently allocate our capacity on a timely basis and could therefore have an adverse effect on our business and operating results.

Although our customers provide us with forecasts of their expected orders, our customers generally do not place purchase orders far in advance of the required shipping dates. In addition, due to the cyclical nature of the semiconductor industry, our customers’ purchase orders have varied significantly from period to period. As a result, we do not typically operate with any significant backlog, which makes it difficult for us to forecast our sales in future periods. Also, since our costs of sales and operating expenses have high fixed cost components, including depreciation and employee costs, we may be unable to adjust our cost structure in a timely manner to compensate for shortfalls in sales. Our current and anticipated customers may not place orders with us in accordance with our expectations or at all. As a result, it may be difficult to plan our capacity, which requires significant lead time to ramp-up and cannot be altered easily. If our capacity does not match our customer demand, we will either be burdened with expensive and unutilized overcapacity or unable to support our customers’ requirements, both of which would have an adverse effect on our business and results of operations.

We generate a significant amount of revenue from a limited number of customers. The loss of, or reduced purchases by, one or more of our larger customers may have an adverse effect on our results of operations.

For the year ended April 30, 2005, our top five largest customers by net sales accounted for approximately 53.9% of net sales and our top ten largest customers by net sales accounted for approximately 69.5% of net sales. Our largest customer for that year by net sales accounted for approximately 21.1% of net sales. For the fiscal year ended April 30, 2004, our top five largest customers by net sales accounted for approximately 56.8% of net sales and our top ten largest customers by net sales accounted for approximately 74.3% of net sales. Our largest customer for that same year by net sales accounted for approximately 19.0% of net sales. If any key customer were to significantly reduce its purchases from us, our results of operations would likely be adversely affected.

While sales to major customers may vary from period to period, a major customer that permanently discontinues or significantly reduces its purchases from us could be difficult to replace.

In line with industry practice, new customers usually require us to pass a lengthy and rigorous qualification process that can take up to six months and be a significant cost to the customer. As a result, customers are reluctant to qualify new assembly and test service providers and it may be difficult for us to attract new major customers and/or break into new markets. In addition, if we fail to qualify packages with potential customers or customers with which we have recently become qualified do not use our services, then our customer base could become more concentrated with an even more limited number of customers accounting for a significant portion of our net sales. Furthermore, we believe that once a semiconductor company has selected a particular assembly and test company’s services, the semiconductor company generally relies on that vendor’s packages for specific applications and, to the extent possible, subsequent generations of that vendor’s packages. Accordingly, it may be difficult to achieve significant sales from a customer once it selects another vendor’s assembly and test services.

Because a significant portion of our production is in Asia, we are vulnerable to weaknesses in the economies of Asian countries.

Most of our important suppliers of raw materials, leadframes and the semiconductor chips delivered to us for assembly and test are located in Asia. Substantially all our customers are United States or European multinational companies and nearly 100% of our invoices are billed in U.S. Dollars. We estimate that approximately 44.3% of our net sales during the year ended April 30, 2005 and 49.3% of our net sales during the year ended April 30, 2004 represented packages shipped to distribution centers and destinations within Asia (including Hong Kong). These factors raise a number of financial, operational and business risks, including:

•	exposure to regional economic and political developments;

•	changes in local intellectual property laws and commercial laws;

•	the imposition of local currency controls;

•	adverse changes in local tax law, customs duties and procedures;

•	transportation difficulties; and

•	unfavorable changes to import/export regulations and procedures.

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

In August 2002, we entered into a 15-year lease agreement and a 6-year management agreement with the Dongguan Changan County Changshi Development Company, or “Changshi”, our development partner in the Zhenan Technology and Industrial Park, Changan County, Dongguan City in Dongguan, China. In August 2003, construction and finish of the interior and fixtures of our modern Phase I 180,000 square foot facility was completed by Changshi to our specifications. Upon completion we started moving assembly equipment to this newly built Phase I facility. We have completed our internal qualification and customer qualification runs for the LPCC, TAPP and fpBGA product lines at this new facility. During the year ended April 30, 2005, we continued to make progress in ramping our Phase I facility towards volume production, and we achieved volume production during the last quarter of fiscal year 2005. We have increased the number of customers that have qualified their semiconductor components for assembly in our Phase I facility to 27 as of April 30, 2005. Unit volume production in our Phase I facility also continued to increase during the January 2005 quarter. As of the date of this report, we have transferred approximately 47% of our existing installed assembly and test capacity to China.

In May 2004, we entered into another lease agreement with Changshi to build a 300,000 square foot Phase II facility immediately adjacent to our Phase I facility. Construction of the Phase II facility is now complete, and finish of the interior and fixtures of the Phase II facility is expected to be completed in the October 2005 quarter. The Phase II facility lease also includes the participation of the Changshi subsidiary, Dongguan Changan ASAT Semiconductor Assembly and Test Factory, that holds the subject land use rights. Under the terms of the lease agreement, we will lease the completed Phase II facility from Changshi for a period of 15 years. In August 2004, we entered into an agreement to engage a third party vendor, Dongguan Wellmean Decoration Engineering Company Limited, or Wellmean, to complete the interior finish and fixtures in the Phase II facility. The Phase II facility is expected to house substantially all of the balance of our Hong Kong manufacturing operations plus provide space for the future expansion of our assembly and test operations. See “Business—Operation”.

We may experience unexpected costs or delays in moving our assembly and test equipment to or fully completing the interior finish and fixtures in the Phase II facility, which could have a material adverse impact on our financial condition and results of operations. While our assembly and test equipment is in transit and being installed in our facilities in China, we will be unable to use this equipment to generate sales. In addition, we may not be able to achieve such results by such dates if our move is delayed for any reason, if we encounter other unexpected delays or if our customers fail to agree to qualify their products for assembly and/or test in this new facility. Any interruption in manufacturing or delays in shifting capacity to our China plant would have a material adverse impact on our financial condition and results of operations.

Our ability to operate our Chinese manufacturing operations is dependent upon our working relationship with our partner in China.

Our development partner in China, Changshi, is an entity established by the Dongguan government to develop and manage several newly designated industrial parks in Changshi prefecture Chang An town, Dongguan City, Guangdong Province. We believe that the interests of Changshi currently are aligned with our interests and its performance during the construction and completion of the interior finish and fixtures of the Phase I facility met or exceeded our expectations with respect to the quality and timeliness of the construction of the Phase I facility. However, Changshi may not continue to perform at these levels or at all during the completion of the interior finish and fixtures of the Phase II facility or during its assistance to us in the operation of the Phase I facility. See “Business Overview—Operations”. Moreover, we could experience difficulties in our relationship with Changshi, and the decisions made by Changshi may not be consistent with our interests, which in either case could be disruptive to our operations. Changshi is the owner of the Phase I land-use right, buildings and interior finish and fixtures and facilitized equipment and Phase II land-use right and buildings and holds the approvals from the Chinese government necessary to conduct our assembly and test operations our Phase I facility. A dispute with Changshi could cause Changshi to be unwilling to perform its contractual obligations as lessor for our Dongguan Facilities. In such circumstances, Changshi could prevent us from operating the facilities, which, following transfer of substantially all of our manufacturing operations to Dongguan, will mean that we would be unable to conduct our business. Although we have the contractual right under our respective leases with Changshi to purchase the Dongguan facilities from Changshi at stipulated times, there can be no assurance that we will have sufficient funds or access to financing in order to purchase the facilities. Any disruption in our business due to a dispute with Changshi may have a material adverse effect on our results of operations. In addition, if Changshi were to breach one or more of their agreements with us, we would be called upon to initiate binding arbitration in Beijing before the China International Economic and Trade Arbitration Commission. The outcome of any such arbitration would be controlled by Chinese law and could be time consuming and unfavorable to us.

Changshi hires our Dongguan employees and we expect these employees to unionize. If we encounter future labor problems, we may fail to deliver our products in a timely manner, which could adversely affect our revenues and profitability.

Pursuant to the terms of the management services agreement with Changshi, Changshi began hiring engineering, managerial and direct labor employees for staffing Phase I of the Dongguan facility and these workers will be employees of Changshi. However, these workers will have been selected by us and will be under our direct supervision and control. The employment agreements for the Dongguan workers, which include workplace rules, salaries and benefits, have been drafted and approved by us and we believe that they are fully compliant with the employment laws of China. None of these employees or our other employees are currently represented by a union. However, we expect the workers in our Dongguan factory to unionize, although we are not sure what percentage of this workforce will be affected. It is possible that the union will be subject to collective bargaining and wage agreements. These agreements could increase our labor costs in China and have an adverse impact on our operating results. In addition, once unionized, this workforce may undertake labor protests and work stoppages, which could also have an adverse impact on our operating results. We cannot assure you that any potential issues with the expected labor union or other employees will be resolved favorably for us in the future, that we will be successful in negotiating any potential wage and collective bargaining agreements, that we will not experience significant work stoppages in the future or that we will not record significant charges related to those work stoppages.

Operating a new facility in China can be fraught with uncertainty and there can be no assurances that this China facility will bring its intended benefits to us.

Many legal, operational and financial risks may prevent us from realizing our intended benefits in China in connection with the completion of the move of our manufacturing operations to Dongguan, China. These risks include:

•	economic, political and social uncertainties in China;

•	changes in, and the arbitrary enforcement of, commercial laws, currency controls, import tariffs and duties, customs regulations, and taxation laws in China;

•	local infrastructure problems, such as electrical power interruptions, in an area that has only recently undergone a very rapid industrial development;

•	quality problems arising from the start up of new manufacturing processes by operators who lack experience with our sophisticated manufacturing equipment;

•	transportation difficulties that may be encountered in receiving supplies and/or in shipping finished products by land or by air;

•	an unwillingness or hesitancy on the part of customers to qualify their products in the new facilities;

•	an inability to attract and retain sufficient and qualified engineering and management talent and resources;

•	measures which may be introduced to control inflation or deflation;

•	changes in the rate or method of taxation;

•	continuing fluctuations in the value of the Chinese Renminbi currency;

•	modifications to fiscal, banking or monetary policies to reduce the rate of future growth in China; and

•	imposition of additional restrictions on currency conversion and remittances abroad.

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

The Chinese legal system is based on written statutes. These statutes remain largely untested and prior court decisions interpreting them may be noted for reference but have limited value as precedents. Since 1979, the Chinese government has promulgated laws and regulations dealing with economic matters such as foreign investment, corporate organization and governance, commerce, taxation and trade. However, because these laws and regulations are relatively new and because of the limited volume of published cases and their non-binding nature, interpretation and enforcement of these laws and regulations involve significant uncertainty. In addition, as the Chinese legal system develops, changes in such laws and regulations, their interpretation or their enforcement may lead to additional restrictions on our business.

The Chinese government and provincial and local governments have provided, and continue to provide, various incentives to Chinese domestic companies in the semiconductor industry, which may include our recently formed Chinese subsidiary, in order to encourage development of the industry. Such incentives include tax rebates, reduced tax rates, favorable lending policies and other measures. Any of these incentives could be reduced or eliminated by governmental authorities at any time. Any such reduction or elimination of incentives which may be provided to us could adversely affect our business and operating results.

Our corporate structure may restrict our ability to receive dividends from, and transfer funds to, our Chinese operating subsidiary, which could restrict our ability to make payments on our 9.25% senior notes due 2011 or act in response to changing market conditions.

While we are a Cayman Islands holding company, we plan in the future to conduct a substantial portion of our assembly and test operations through a newly formed Chinese subsidiary. The ability of this subsidiary to pay dividend and other payments to us may be restricted by factors that include changes in applicable foreign exchange and other laws and regulations. In particular, under China law, a Chinese subsidiary may pay dividends only after at least 10% of its net profit has been set aside as reserve funds, unless such reserves have reached at least 50% of its registered capital. The profit available for distribution from our Chinese subsidiary is determined in accordance with generally accepted accounting principles in China. This calculation may differ from one performed in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). Our Chinese subsidiary was founded in late December 2004 in connection with Phase II of the transition of our manufacturing operations from Hong Kong to Dongguan, China and has not yet commenced any operations or generated any net profits. Moreover, its registered capital is approximately $33 million, of which approximately $10.6 million has been contributed as of the date of this report, and may be subject to change. The ability of this subsidiary to pay dividends will depend ultimately on the profitability of its business. As a result, we may not have sufficient distributions from our Chinese subsidiary to enable necessary profit distributions to us or any distributions to our shareholders in the future.

Payments by our Chinese subsidiary to us other than as dividends, such as payments of loan principal and interest, may be subject to governmental approval and taxation. Any transfer of funds from ASAT Holdings to our Chinese subsidiary, either as a shareholder loan or as an increase in registered capital, is subject to registration or approval of Chinese governmental authorities, including the relevant administration of foreign exchange or other relevant examining and approval authorities. In addition, it is not permitted under China law for our Chinese subsidiary to directly lend money to our Hong Kong or other subsidiaries. Therefore, it is difficult to change our capital expenditure plans once the relevant funds have been remitted to our Chinese subsidiary. These limitations on the free flow of funds between us and our Chinese subsidiary could restrict our ability to act in response to changing market conditions and reallocate funds from our Chinese subsidiary to our other subsidiaries in a timely manner.

With most of our operations conducted in our facilities in Hong Kong and China, we are vulnerable to natural disasters, and other disruptive regional events, which could cause us to lose revenue and perhaps lose customers.

We currently conduct our assembly operations in our facilities in Hong Kong and China. Significant damage or other impediments to any of these facilities, whether as a result of fire, weather, disease, civil strife, industrial strikes, breakdowns of equipment, difficulties or delays in obtaining imported spare parts and equipment, natural disasters, terrorist incidents, industrial accidents or other causes could temporarily disrupt or even shut down our operations, which would have an adverse effect on our financial condition and operating results. For example, our operations in Hong Kong and Dongguan are both vulnerable to regional typhoons that can bring with them destructive winds and torrential rains, which can in turn cause plant closures and transportation interruptions.

With respect to our facilities in Hong Kong, we maintain insurance, including business interruption insurance, against some, but not all, of these events. With respect to the facility in Dongguan, China, Changshi has procured insurance covering the buildings and public liability insurance and we have procured insurance covering the contents of the buildings and public liability insurance. Because commercial production has only recently started at the Phase I facility in Dongguan, we have procured business interruption insurance with only limited coverage. We cannot assure you that our insurance or the insurance procured by Changshi would be adequate to cover any direct or indirect loss or liability resulting from any of the events described above.

Our new facilities in Dongguan, China have recently become fully operational and any disruptions in available power supply in Dongguan could disrupt our operations, reduce our sales and increase our expenses.

As of the date of this report, we have transferred approximately 47% of our existing installed assembly and test capacity to China. Our assembly and test operations in China are dependent on a reliable source of electrical power. For economic and continuous manufacturing operations, we are dependent on electrical power supplied by state run power generating facilities. Although we have installed back-up generators in our new China facility and have dedicated power lines and substations, we will remain dependent on state supplied electrical power. China is now experiencing an electrical power shortfall that is expected to increase in the near term as the imbalance between capacity and demand grows. The projected power shortfall is expected to be most acute in southern China, including Dongguan where the Company’s factory is located. In Dongguan, demand for power exceeded supply during most of calendar year 2003 and 2004. Should our Phase I facility be subject to rolling blackouts or should the power shortage result in brownouts of increased severity, our operations may suffer temporary shutdowns or be otherwise inconvenienced. We believe that the potential for blackouts and brownouts that could affect our operations at the Phase I facility will be highest during warm weather conditions.

We currently have a dedicated power supply line for supporting the Phase I facility. This line should not be subject to any rolling blackouts. In addition, we currently have back-up generators that support a portion of production at our Dongguan facilities. However, the dedicated power line may not provide us with adequate power during prolonged blackouts. Phase II of our move to China includes the installation of a separate dedicated power supply line from an alternative power source, which we expect to provide independent and continuous back-up power. Nevertheless, these dedicated power lines may not provide us with adequate power during prolonged blackouts. Any interruption in our ability to continue our operations at the Dongguan facilities could damage our reputation, harm our ability to retain existing customers and to obtain new customers, and could result in lost revenue and increased expenses, any of which would substantially harm our business and results of operations.

In addition to the above, if retail electricity prices rise dramatically in Dongguan, we would expect our expenses to increase and our operating results to be adversely affected.

We may not be able to continue to reduce our cost structure. Even if we do, it may not reduce our operating expenses by as much as we anticipate.

Beginning in 2001, in response to the severe downturn in the semiconductor sector, we began to reduce costs. Since the end of the January 2002 quarter, we have been implementing our corporate restructuring program in order to reduce our overall cost structure and improve profitability. We implemented cost saving measures, including reductions in material, labor, overhead and administrative costs. We continue to reduce our cost structure and are in the process of installing the SAP’s enterprise resource planning solution and Camstar’s manufacturing tracking and execution system to enable us to implement improved business processes. We are also moving our assembly and test facilities from Hong Kong to lower-cost facilities in Dongguan, China. We cannot assure you that these cost saving measures will lead to profitability or that any expected net savings will occur. During the remainder of calendar year 2005, we anticipate that there will be some additional expenses associated with commencing production in our Dongguan facilities and in completing the move of our manufacturing operations to China. In addition, with respect to our new information systems, there can be no assurances that we will not encounter delays, errors or cost-overruns or other adverse consequences in implementing such systems. As we upgrade our information systems, we may encounter difficulties in integrating such technology into our business and we may find that such new systems may not be appropriate for our business. If our new information systems prove to be inadequate or their implementation severely delayed, our business, financial condition and results of operations may be harmed.

We rely on the development and perfection of ownership interests in a substantial amount of intellectual property in our business. If we are unable to protect this intellectual property, we may lose advantages in innovation over our competitors.

We have patents, confidentiality agreements, and other arrangements intended to protect certain of our proprietary manufacturing processes and product technologies. As of April 30, 2005, we had approximately two dozen issued U.S. patents. In addition, in May 2005, we entered into a multi-year cross-licensing agreement with LSI Logic Corporation (“LSI”) under which LSI will provide us with a license to use its Flip Chip Semiconductor package assembly technology. During the April 2005 quarter, we entered into a multi-year cross licensing agreement with Amkor Technology, Inc. (“Amkor”) under which we will provide Amkor with a license for our TAPP semiconductor package technology and Amkor will provide us with a license for its Flip Chip semiconductor package technology. During the October 2003 quarter, we also entered into a “quad flat pack no lead” chipscale package, or QFN, patent cross-license agreement with Amkor. These protections and any future measures we take might not adequately cover or protect our intellectual property. In particular, our competitors may be able to develop similar or superior products or manufacturing technologies, and many of these competitors invest greater amounts of capital towards such development efforts than we do. As a result, our patent portfolio may not have the breadth or depth of that of some of our competitors. Also, we cannot assure you that the Asian countries in which we manufacture and market our products will protect our intellectual property rights to the same extent as does the United States. That could leave us vulnerable to willful patent infringement or to the theft of trade secret information. However, even if we have valid protections in place, we may not have sufficient financial and legal resources to protect or enforce our rights. Furthermore, because many of our products and technologies are not covered by any patents or pending patent applications, they are susceptible to independent duplication and/or reverse engineering by competitors.

We are vulnerable to intellectual property infringement claims by third parties and may need to enforce our intellectual property rights against third parties.

The semiconductor industry is characterized by frequent claims regarding patent infringement. From time to time, third parties may claim that we are infringing on their intellectual property rights. Such claims could have a serious adverse effect on our business and financial condition.

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

We may seek licenses from such parties, but they could either refuse to grant us a license or demand commercially unreasonable terms. We might not have sufficient resources both to pay for the licenses and to remain competitive. Such infringement claims could also cause us to incur substantial liabilities and to have to suspend or permanently cease the use of critical technologies or processes for the production and/or sale of major products. For instance, we recently settled a patent litigation case with Motorola, Inc. in connection with their claim of a breach under a patent cross-license agreement. See “Information on the Company—Business Overview”.

We may also need to enforce our patents and other intellectual property rights against infringement by third parties. If we were called to defend against a claim of patent infringement, or were we compelled to litigate to assert our intellectual property rights, we could incur substantial legal and court costs and be required to consume substantial management time and engineering resources in the process.

We could be adversely affected by an adverse outcome in legal proceedings to which we are, or in the future may become, subject.

We have in the past and may in the future become involved in various intellectual property, product liability, commercial, environmental, and tax litigations and claims, government investigations and other legal proceedings that arise from time to time in the ordinary course of our business. Litigation is inherently unpredictable, and we could in the future incur judgment or enter into settlement of claims that could have a material adverse effect on our results of operations. In addition, if we receive a final unsatisfied judgment in any litigation not covered by insurance in excess of $10 million that is not cured within 60 days following such judgment, there will be an event of default under the indenture for the 9.25% senior notes due 2011. Upon an event of default, either the trustee or the holders of at least 25% of the outstanding principal amount of the notes may declare the amounts payable on the notes due and payable. In the event that our obligations on the notes are accelerated at the time when we do not have sufficient funds to repay amount due on the notes, there will be a payment default on the notes and our financial results will be materially adversely affected.

The loss of key executive officers and engineers could negatively impact our business prospects. In addition, our inability to retain key personnel at all levels would limit our ability to develop new and enhanced assembly and test services.

We depend on our ability to attract and retain highly skilled technical, managerial, sales and marketing personnel. Competition for highly skilled technical, managerial, sales and marketing personnel is intense, particularly in Hong Kong and Southern China and the retention of skilled engineering personnel in our industry typically requires competitive compensation packages. In attracting and retaining such personnel, we may be required to incur significantly increased compensation costs. We cannot predict whether we will be successful in attracting and retaining the personnel we need to successfully develop and market new and enhanced assembly and test services in order to grow our business and achieve profitability.

The loss of key suppliers or their failure to deliver sufficient quantities of materials on a timely basis could negatively impact our business prospects. Our inability to qualify second sources for certain suppliers could limit our production capabilities.

The principal materials used in our assembly process are polymer substrates, leadframes, gold wire and plastic molding compounds. In the ordinary course of business, we purchase most of our leadframes from QPL International Holdings Limited and its affiliates, or QPL, our largest affiliated shareholder group, and our substrates from several suppliers in Japan, Korea and Hong Kong. To maintain competitive packaging operations, we must obtain from these suppliers, in a timely manner, sufficient quantities of acceptable quality materials and equipment at competitive prices. We purchase all of our materials on a purchase order basis and, have no long-term contracts with any suppliers, other than the inventory management and supply agreement we entered into with QPL Limited (“QPLL”) and Talent Focus Industries Limited (“Talent Focus”) on June 23, 2005. See “Operating and Financial Review and Prospects—Liquidity and Capital Resources. From time to time, particularly during industry upturns, vendors have extended lead times or limited the supply of required materials to us because of vendor capacity constraints and, consequently, we have experienced difficulty in obtaining acceptable materials on a timely basis. In addition, particularly during industry upturns, prices that we pay for materials may increase due to increased industry demand. This increase could negatively impact our operating results especially if we are unable to pass this cost on to our customers. Further, if any of our vendors, particularly QPL, were to cease operations for any reason, we may experience difficulty in obtaining acceptable materials from alternative vendors on a timely, cost-effective basis. For example, in the April 2004 quarter, an upstream vendor to one of our key suppliers announced the discontinuance of the production of metalized tape of a certain composition. This discontinuance forced our suppliers to send “end of life” notices to almost a dozen of its customers, several of whom were highly dependent on products assembled with the discontinued material.

Environmental, health and safety laws could impose material liability on us and our financial condition may be negatively affected if we are required to incur significant costs of compliance.

Our operations in Hong Kong are subject to environmental, health and safety laws. These Hong Kong laws impose controls on our air and water discharges, on the storage, handling, discharge and disposal of chemicals, and on employee exposure to hazardous substances. If these laws were to change, they could require us to incur costs to maintain compliance and could impose liability to remedy the effects of hazardous substance contamination. Stricter enforcement of existing laws, the adoption of new laws or regulations or our failure to comply with these laws or regulations could cause us to incur material liabilities and require us to incur additional expense, curtail our operations and restrict our ability to grow.

In addition, our operations in China will be required to comply with various Chinese environmental laws and regulations administered by the central and local government environmental protection bureaus, including any environmental rules introduced by the local Chinese governments in Dongguan, China. These laws impose controls on our air and water discharges, on the storage, handling, discharge and disposal of chemicals, and on employee exposure to hazardous substances and impose fees for the discharge of waste substances above prescribed levels, require the payment of fines for serious violations and provide that the Chinese national and local governments may at their own discretion close or suspend any facility which fails to comply with orders requiring it to cease or cure operations causing environmental damage. If these laws were to change, they could require us to incur costs to maintain compliance and could impose liability to remedy the effects of hazardous substance contamination. Stricter enforcement of existing laws, the adoption of new laws or regulations or our failure to comply with these laws or regulations could cause us to incur material liabilities and require us to incur additional expense, curtail our operations and restrict our ability to grow.

QPL has provided us with chemical waste disposal services in Hong Kong due to our respective manufacturing operations being located in the same building. QPL, which was previously the landlord of our assembly facility in Tsuen Wan, Hong Kong, has provided these services to us pursuant to a license issued to QPL by the Hong Kong government that was required to be renewed by October 31 every other year. However, in June 2003 QPL relocated all of its manufacturing operations from our shared facility to its new facility in Dongguan, China. QPL agreed to continue to renew this license for our Tsuen Wan, Hong Kong facility for our benefit and we received a renewal license in November 2003 that will expire in October 2005. Prior to its expiration, we intend to renew this license ourselves. Any failure by us to obtain or to maintain such a license could materially and adversely affect our operations.

We do not anticipate making material environmental capital expenditures in connection with our current operations or the construction of the new facilities in Dongguan, China. However, we cannot predict whether future environmental, health and safety laws in either Hong Kong or China will require additional capital expenditures or impose other process requirements upon us, curtail our operations, or restrict our ability to expand our operations. We could be subject to material liabilities if the governments in Hong Kong or China adopts new environmental, health and safety laws, we fail to comply with new or existing laws, or other issues relating to hazardous substances arise.

Recent changes in environmental laws and regulations applicable to manufacturers of electrical and electronic equipment are causing us to redesign certain products, and may increase our costs and expose us to liability.

The implementation of new environmental regulatory legal requirements, such as lead free initiatives, could impact our product designs and manufacturing processes. The impact of such regulations on our product designs and manufacturing processes could affect the timing of compliant product introductions, the cost of our products as well as their commercial success. For example, a recent directive in the European Union bans the use of lead and other heavy metals in electrical and electronics equipment beginning in 2006. As a result, in advance of this deadline, some of our customers selling products in Europe have begun demanding products from component manufacturers, such as us, that do not contain these banned substances. Because most of our existing assembly processes utilize a tin-lead alloy as a soldering material in the manufacturing process, in order to continue our product designs and manufacturing processes we must redesign some of our assembly processes and products in response to this new legislation. The redesign may result in increased research and development costs and manufacturing and quality control costs. In addition, the products we assemble to comply with the new regulatory standards may not perform as well as our current products. Moreover, if we are unable to successfully and timely redesign existing products and introduce new products that meet the standards set by environmental regulation and our customers, sales of our products could decline, which could materially adversely affect our business, financial condition and results of operations.

Some of our costs are denominated in foreign currencies and the continued depreciation of the U.S. dollar against such foreign currencies, including the Chinese Renminbi, could increase these costs.

While substantially all of our revenues are U.S. dollar denominated, a portion of our costs are denominated in other currencies, primarily Hong Kong dollars, Chinese Renminbi and, to a lesser extent, Japanese yen. The Hong Kong dollar historically has accounted for the largest share of our costs. Because the exchange rate of the Hong Kong dollar to the U.S. dollar has remained close to the current linked rate of HK$7.80 = $1.00 since 1983, we have not experienced significant foreign exchange gains or losses associated with that currency. However, the Hong Kong government could change the linked rate or abandon the link altogether. The Japanese yen has fluctuated significantly against the U.S. dollar in recent years and may continue to fluctuate. The depreciation of the U.S. dollar against the Hong Kong dollar or Japanese yen would generally increase our Hong Kong dollar or Japanese yen expenses, which could have an adverse effect on our financial condition and results of operations.

Additionally, we expect that our exposure to fluctuations in the value of the Chinese Renminbi will significantly increase due to our new manufacturing facilities in Dongguan, China. From 1994 to July 2005, the conversion of Renminbi into foreign currencies, including Hong Kong and U.S. dollars, was based on rates set by the People’s Bank of China, which were set daily based on the previous day’s interbank foreign market exchange rate and current exchange rates on the world financial markets. As a result, the exchange rate of the Renminbi to the U.S. dollar was previously substantially pegged or fixed. On July 21, 2005 the government of China announced that the exchange rate of the Renminbi was being appreciated against the U.S. dollar and that the Renminbi would henceforth have a more flexible exchange rate within a 0.3% band that would float against a basket of unidentified foreign currencies. However, the Chinese government may decide to change or abandon this new policy at its sole discretion at any time in the future. This recent appreciation of the Renminbi against the U.S. dollar and any further appreciation in the exchange rate of the Renminbi against the U.S. dollar will increase our costs relating to our planned China operations.

Economic, political and legal developments in Hong Kong could affect our business.

Our results of operations, financial position and prospects are subject to a significant degree to the economic, political and legal developments in Hong Kong. On July 1, 1997, Hong Kong became a Special Administrative Region of the People’s Republic of China when the People’s Republic of China resumed the exercise of sovereignty over Hong Kong. The basic policies of the People’s Republic of China regarding Hong Kong are embodied in the Basic Law of Hong Kong, which was adopted by the National People’s Congress of the People’s Republic of China on April 4, 1990 and came into effect on July 1, 1997. The Basic Law provides that Hong Kong will have a high degree of autonomy and enjoy executive, legislative and independent judicial power, including that of final adjudication, in accordance with the provisions of the Basic Law. Under the principle of “one country, two systems,” the socialist system and policies will not be practiced in Hong Kong, and the previous capitalist system and way of life shall remain unchanged for 50 years. There can be no assurance that economic, political and legal developments in Hong Kong will not adversely affect our operations.

Outbreaks of epidemics and communicable diseases in Hong Kong, China and other parts of Asia may disrupt our business operations, causing us to lose customers and revenue.

In early calendar year 2003, China, Hong Kong and certain other countries, largely in Asia, experienced the spread of the Severe Acute Respiratory Syndrome, or SARS, virus. The SARS virus was believed to have first originated in Southern China and then spread to Hong Kong before becoming an international health concern. The World Health Organization and several countries issued travel warnings against international travel to Hong Kong, China and several other Asian nations during the period of the alert. This severely curtailed customer visits to our facilities. In addition, we have been unable to obtain insurance coverage at commercially reasonable rates for business interruptions resulting from the spread of communicable diseases. In that regard, there can be no assurance that the SARS virus and/or a different or even more virulent virus will not make a reappearance in the future. If such an outbreak were to occur in Hong Kong and China, and if the outbreak were to be prolonged, uncontrolled and/or associated with high mortality, our operations could be severely impacted, such as through plant closures and the imposition of other emergency measures, any of which would have material adverse effect on our financial condition and results of operations. Furthermore, any outbreak in any of our premises or manufacturing plants could result in our management and employees being quarantined and our operations being required to be suspended.

We may experience seasonality in the sales of our products, which could cause our operating results to be adversely impacted.

We may experience a decline in business activity during the Lunar New Year, which is a major holiday celebrated in China and many other countries in Asia. Many businesses within China are closed for a period of approximately 10 days around the Lunar New Year, which occurs in January or February of each year. This could lead to decreased sales during the fiscal quarter in which the Lunar New Year falls. Since we only recently commenced operations in China, to date we have not experienced material seasonality. We expect that as we conduct more of our business in China, we will experience seasonality, although it is difficult for us to evaluate the degree to which seasonality may affect our business in future periods.

Our substantial indebtedness could adversely affect our operations.

We have a significant amount of indebtedness that will increase further if we are able to borrow funds upon meeting the specified conditions set forth in the purchase money loan commitment from one of our principal shareholder groups. As of April 30, 2005, we had total liabilities of $205.2 million. If new debt is added to our consolidated debt level, the related risks that we now face could intensify.

Covenants in the agreements governing our existing debt, and debt we may incur in the future, may materially restrict our operations, including our ability to incur debt, pay dividends, make certain investments and payments, and encumber or dispose of assets. In addition, financial covenants contained in agreements relating to our existing and future debt could lead to a default in the event our results of operations do not meet our plans and we are unable to amend such financial covenants prior to default. A default under one debt instrument may also trigger cross-defaults under our other debt instruments. An event of default under any debt instrument, if not cured or waived, could have a material adverse effect on us and our capital structure.

Our substantial indebtedness could have important consequences to our ability to operate our company. For example, it could:

•	increase our vulnerability to general adverse economic and industry conditions;

•	limit our ability to fund future working capital, capital expenditures, research and development and other general corporate requirements;

•	require us to dedicate a substantial portion of our cash flow from operations to service payments on our debt;

•	limit our flexibility to react to changes in our business and the industry in which we operate;

•	place us at a competitive disadvantage to any of our competitors that have less debt; and

•	limit, along with the financial and other restrictive covenants in our indebtedness, among other things, our ability to borrow additional funds.

We may not be able to finance future needs because of restrictions placed on us by the indenture governing our 9.25% senior notes due 2011.

The indenture governing our 9.25% senior notes due 2011 contains, and agreements governing our future debt may contain, various covenants that limit our ability to, among other things:

•	pay dividends, redeem capital stock and make certain other restricted payments or investments, including loans, guarantees and advances;

•	incur additional indebtedness, including guarantees, or issue certain equity interests;

•	merge, consolidate or sell all or substantially all of our assets;

•	issue or sell capital stock of some of our subsidiaries;

•	sell or exchange assets or enter into new businesses;

•	create or permit restrictions on the ability of our restricted subsidiaries to pay dividends or make other distributions to us;

•	create liens on assets; and

•	enter into particular types transactions with affiliates or related persons.

Our ability to comply with covenants contained in the indenture for our 9.25% senior notes due 2011 and other agreements governing indebtedness to which we may become a party may be affected by events beyond our control, including prevailing economic, financial and industry conditions. We operate in an industry that requires large capital expenditures in order to stay competitive, and the indenture, and agreements governing other debt we may incur, may limit our ability to finance these capital expenditures. Our failure to comply with these covenants could result in an event of default which, if not cured or waived, could result in an acceleration of our indebtedness and cross-defaults under the agreements governing other indebtedness to which we may become a party. Any such acceleration or cross-default could require us to repay or repurchase debt, together with accrued interest, prior to the date it otherwise is due, which could adversely affect our financial condition.

Even if we are able to comply with all applicable covenants, the restrictions on our ability to operate our business in our sole discretion could harm our business by, among other things, limiting our ability to take advantage of financing, mergers, acquisitions and other corporate opportunities that we believe would be beneficial to us.

When we issue preferred shares and warrants in connection with the preferred shares commitment and warrants in connection with the purchase money loan commitment with our two principal shareholder groups, it will have a significant dilutive effect upon our shareholders.

As described in “Operative and Financing Review and Prospects—Liquidity and Capital Resources” and “Major Shareholders and Related Party Transactions—Related Party Transactions” in July 2005, we entered into a preferred shares financing and a purchase money loan financing commitment with our two principal shareholder groups. In addition, we will issue warrants in connection with the preferred shares commitment to the two principal shareholder groups and to a member of the JPMP shareholder group in connection with the purchase money loan commitment, and will be required to issue warrants to these shareholders if we borrow funds under the purchase money loan commitment to the extent such shareholders are lenders and fund the first tranche of loans. If issued pursuant to the terms of the commitment, the holders can convert their preferred shares into ordinary shares at any time prior to their maturity. The initial conversion price of the preferred shares is $0.09 per ordinary share (equivalent to $0.45 per ADS), but would be reset on October 31, 2006 to 80% of the average trading price per share equivalent of our ordinary shares during the preceding three months if such amount were below the conversion price of $0.09 per ordinary share (equivalent to $0.45 per ADS), subject to a floor of $0.065 per ordinary share (equivalent to $0.325 per ADS) each subject to adjustment under anti-dilution provisions. The conversion price will also be subject to weighted average based anti-dilution protection in the event of issuance of certain equity securities and shall be proportionally adjusted for share splits, dividends, re-combinations and similar events. The warrants are exercisable at a price of $0.01 per ordinary share (equivalent to $0.05 per ADS), subject to adjustment for stock splits and certain other situations specified in the warrants. If holders convert the preferred shares or exercise the warrants, we will issue ordinary shares and such issuances will be dilutive to our holders of ordinary shares and ADSs. In addition, if such shareholders sell substantial amounts of their ADSs in the public market during a short period of time, prices of these securities may decline significantly.

The market price of our American Depositary Shares, or ADSs, may be volatile and you may not be able to resell your ADSs at or above the price you paid, or at all. In addition, the liquidity of the ADSs may also be adversely affected by any future transfer to the Nasdaq SmallCap Market or delisting

Our ADSs have experienced substantial price volatility during the past three years, particularly as a result of variations between our anticipated and actual financial results, the published expectations of analysts, and announcements by our competitors and by us. From time-to-time, this volatility has been exacerbated by the relatively low average daily trading volumes of our ADSs. In addition, the stock market itself has experienced extreme price and volume fluctuations that have negatively affected the market price of the stocks of many technology and manufacturing companies. These factors, as well as general worldwide economic and political conditions, may materially adversely affect the market price of our ADSs in the future.

While our ADSs are currently quoted on the Nasdaq National Market under the symbol “ASTT”, we have failed in the past to meet the listing requirements for inclusion on the Nasdaq National Market, and may fail to maintain these listing requirements in future periods. On October 17, 2002, we received a compliance notice from The Nasdaq Stock Market, Inc. stating that, for a period of 30 consecutive trading days, our ADSs had closed below the minimum bid price of $1.00 per share as required under the Nasdaq Marketplace Rule 4450(a)(5) for continued listing on the Nasdaq National Market. In accordance with Nasdaq’s Marketplace Rules, we had until April 15, 2003 to regain compliance with the Nasdaq’s continued listing requirements. Because we are unable to demonstrate compliance with the continued listing requirements, the Nasdaq Listing Qualifications Panel determined that we should transfer the listing of our ADSs to The Nasdaq SmallCap Market. In anticipation of this determination, we submitted an application to transfer the listing of our ADSs to the Nasdaq SmallCap Market on June 2, 2003. That application was approved and the transfer of the listing of ours ADSs to The Nasdaq SmallCap Market became effective from July 1, 2003. Our ADSs were quoted on The Nasdaq SmallCap Market from July 1, 2003 to April 12, 2004. On April 12, 2004, the listing of our ADSs on the Nasdaq National Market once again became effective, and we have listed on The Nasdaq National Market since that date.

On May 25, 2005, we received a compliance notice from The Nasdaq Stock Market, Inc. stating that, for a period of 30 consecutive trading days, our ADSs had closed below the minimum bid price of $1.00 per share as required under the Nasdaq Marketplace Rule 4450(a)(5) for continued listing on the Nasdaq National Market. In accordance with Nasdaq’s Marketplace Rules, we have until November 21, 2005 to regain compliance with the Nasdaq’s continued listing requirements, and we may be required to transfer the listing of our ADSs to The Nasdaq SmallCap Market again. The liquidity and price of our ADSs could be negatively impacted by any transfer to The Nasdaq SmallCap Market. For example, the demand for our ADSs may be curtailed by certain investment entities that have self-imposed restrictions and/or investment limitations regarding the trading in and holding of securities that are listed on The Nasdaq SmallCap Market. Any of these entities that hold our ADSs prior to a transfer to The Nasdaq SmallCap Market would likely sell their ADSs, which would tend to depress the price of our ADSs. In addition, the quotation of our ADSs on the Nasdaq National Market preempts the operation of the laws of the various U.S. states relating to the qualification of securities. Securities listed on The Nasdaq SmallCap Market do not preempt the operation of these laws and the liquidity of the ADSs may be negatively impacted. If we are unable to meet the listing requirements of the Nasdaq SmallCap Market, our ADSs may not be traded on any market, and the price and liquidity of your ADSs may decline.

ITEM 4. INFORMATION ON THE COMPANY

HISTORY AND DEVELOPMENT

ASAT Holdings was incorporated in the Cayman Islands on October 20, 1999 as a limited liability company under the Companies Law (Revised) of the Cayman Islands. The principal executive office for ASAT Holdings is located at 14th Floor, 138 Texaco Road, Tsuen Wan, New Territories, Hong Kong. ASAT Holdings’ registered office in the Cayman Islands is Ugland House, P.O. Box 309, South Church Street, George Town, Grand Cayman, Cayman Islands. Our telephone number in Hong Kong is (852) 2408-7811 and the telephone number for our registered office in the Cayman Islands is (345) 949-8066.

Capital expenditures increased to $40.7 million for the year ended April 30, 2005 from $28.5 million and $6.9 million for the years ended April 30, 2004 and 2003, respectively. These expenditures for fiscal year 2005 were incurred primarily to expand our chipscale packaging capacities, to expand our test capacities and for the purchase of a new operating system. Our capital expenditures are incurred in the ordinary course of our business and operations and are generally funded out of our cash flow from operations and with the proceeds of financing activities. Further information with respect to capital expenditures and funding sources is set forth in Item 5—“Operating and Financial Review and Prospects—Liquidity and Capital Resources”.

Recapitalization

On October 29, 1999, three groups of private equity funds separately managed by or affiliated with JPMP Master Fund Manager, L.P. (formerly Chase Capital Partners), Olympus Capital Holdings Asia and Orchid Asia Holdings LLC purchased a 50% equity interest in ASAT Holdings from QPL. Following the completion of our offering of ADSs on July 14, 2000, this investor group held an approximately 42% equity interest in ASAT Holdings.

BUSINESS OVERVIEW

We are a global provider of semiconductor package design, assembly and test services. We are a leading developer of advanced packages and have recently achieved significant growth in chipscale packages, including the Fine Pitch Ball Grid Array, or fpBGA, and LPCC package families. We are an acknowledged early developer of the “quad flat pack no-lead”, or QFN package, as evidenced by our U.S. patents covering the assembly processes and the product package design for this technology. Today, our QFN package family, which we call LPCC, is our fastest growing package family both in term of units and in assembly revenue. We also provide semiconductor test services, particularly for mixed-signal semiconductors which perform both analog and digital functions.

We work closely with customers to design and provide advanced assembly and test solutions for each new product generation. We provide assembly and test services from our Hong Kong facilities and assembly services from our Dongguan, China facility. We also provide package design services and thermal and electrical modeling from both our Pleasanton, California and Hong Kong facilities. Our sales offices and representatives are strategically located in the United States, Germany, Hong Kong, Singapore and South Korea, allowing us to work directly with customers at their facilities to provide effective package design and customer service. Through this network we are able to provide highly focused design and production services and rapid time-to-market design and production solutions. During the year ended April 30, 2005, we shipped products to over 100 customers and many of our top customers are among the world’s largest semiconductor companies. Our top three customers (in alphabetical order) by net sales for the year ended April 30, 2005 were Analog Devices, Inc., Broadcom Corporation and SigmaTel, Inc.

Over the past decade, we believe integrated semiconductor companies have increasingly outsourced the assembly and test of semiconductors to third parties, such as ASAT, in order to focus their capital on their core businesses and lower the costs of assembly and test.

The semiconductor industry has been highly cyclical and beginning in the fourth quarter of calendar year 2000 experienced a sudden and severe downturn. After a prolonged downturn, we believe the semiconductor industry began a modest recovery in the second quarter of calendar year 2002 which appears to have accelerated in calendar year 2003 and continued through the first quarter of calendar 2004. However, in the July 2004 quarter, the semiconductor industry experienced another downturn, and our net sales on a quarterly basis have decreased since that time. This decline in our net sales can be attributed to a variety of factors, including: excess capacity in the assembly and test industry and related price pressure, and a significant shift in our product mix, and an inventory correction within the semiconductor industry. Based on customer forecasts and current market trends, we believe that there may continue to be decreased demand for our assembly and test services as our customers still lack certainty in their forecasts. We may experience a decrease in net sales as a result of continued excess capacity and the potential for further inventory corrections within the semiconductor industry. We will continue to monitor our expenditures, particularly our capital equipment expenditures, in light of current and anticipated industry-wide conditions.

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

We have historically conducted all of our assembly and test operations in Hong Kong. As a part of our overall strategy to remain competitive, in 2002 we made a strategic decision to move substantially all of our Hong Kong manufacturing operations to China in order to significantly reduce our costs and to provide better access to the high-growth semiconductor market in China. We are conducting this move in two phases. To launch Phase I of this transitions to China, in August 2002, we entered into a 15-year lease agreement and a 6-year management agreement with Changshi, our development partner in Zhenan Technology and Industrial Park, Changan County, Dongguan City in Guangdong, China. In August 2003, construction and finish of the interior and fixtures of a modern Phase I 180,000 square foot facility was completed by Changshi to our specifications. Upon completion, we started moving assembly equipment to this newly built Phase I facility. We have completed our internal qualification and customer qualification runs for the LPCC, TAPP and fpBGA product lines at this new facility. During the year ended April 30, 2005, we continued to make progress in ramping our Phase I facility towards volume production, and we achieved volume production during the last quarter of fiscal year 2005. We have increased the number of customers that have qualified their semiconductor components for assembly in our Phase I facility to 27 as of April 30, 2005. Unit volume production in our Phase I facility also continued to increase during the year ended April 30, 2005. As of the date of this report, we have transferred approximately 47% of our existing installed assembly and test capacity to China. In May 2004, we entered into another lease agreement with Changshi to build a 300,000 square foot Phase II facility immediately adjacent to our Phase I facility commenced. Construction of the Phase II facility is now complete, and finish of the interior and fixtures of the Phase II facility is expected to be completed in the October 2005 quarter. The Phase II facility lease also includes the participation of the Changshi subsidiary, Dongguan Changan ASAT Semiconductor Assembly and Test Factory, that holds the subject land use rights. Under the terms of the lease agreement, we will lease the completed Phase II facility from Changshi for a period of 15 years. In August 2004, we entered into an agreement to engage a third party vendor, Wellmean, to complete the interior finish and fixtures in the Phase II facility. The Phase II facility is expected to house substantially all of the balance of our Hong Kong manufactory operations plus provide space for the future expansion of our assembly and test operation.

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

Business Strategy

Our overall strategy is to grow market share, focus on margins, lower costs and improve profitability. The principal elements of this strategy include:

•	Continue to Introduce Advanced Package Families to Serve Our Customers. We intend to maintain a leadership position in the introduction of high growth advanced packaging technologies to meet our customers’ increasing needs for packages with smaller package dimensions, lower cost, and increased reliability and electrical function. We work closely with customers early in their product development cycle to understand their new semiconductor designs and packaging needs to design advanced packaging solutions for each new product generation. Our relationships with our customers enable us to proactively anticipate their needs and to quickly bring the resulting package technologies to market. Through joint development programs with our customers, as well as through our own internal development efforts, we continue to make advances in package development that satisfy our customers’ needs. We remain focused on providing comprehensive and timely solutions to all of our customers’ assembly and test requirements. We believe that our TAPP product, which was adopted as a JEDEC standard for the next generation QFN package, best exemplifies this leadership. JEDEC Solid State Technology Association (once known as the Joint Electron Device Engineering Council) is the semiconductor engineering standardization body of the Electronics. Industries Alliance, a trade association that represents the electronics industry.

•	Diversify Customer Base and End Markets. In response to the economic downturn, we seek to continue to diversify our customer base. For the year ended April 30, 2005, we generated approximately 54%, 15%, 23% and 8% of our revenues from the communications, consumer, automotive/industrial and personal computer/computing market sectors of the semiconductor industry, respectively. For the year ended April 30, 2004, we generate approximately 61%, 14%, 17% and 8% of our revenues from the communications, consumer, automotive/industrial and personal computer/computing market sectors of the semiconductor industry, respectively. We are focused on expanding our business by generating more revenues from industries outside the communications sector, in order to complement our communications revenues, which historically generated approximately 75% to 80% of our revenues prior to 2000 and approximately 55% to 65% of our revenues in more recent years. We plan on accomplishing this diversification by seeking new customers in these sectors, particularly those with advanced packaging needs across multiple market sectors, and by leveraging existing customer relationships to sell to a broader array of market sectors. In addition, we believe that there is a discernible long-term trend towards semiconductor companies outsourcing their assembly and test services. We plan to continue to capitalize on this trend in implementing our diversification strategy.

•

Maintain Core and Value Added Services. We are a service business, and in that regard we offer an array of basic and value added services. Our core competencies as a service business are semiconductor package design, assembly and test. We provide assembly services for leaded, leadless and substrate based semiconductor packages. As part of our manufacturing service portfolio, we perform semiconductor component test, while maintaining a strong position in radio frequency, or RF, and mixed signal test. Manufacturing customer products to a clearly defined set of performance metrics is fundamental to the service we provide and we plan to continue to meet these goals. These metrics include but are not limited to yield, cycle time, on time delivery and cost. To complement our manufacturing services we also provide and plan to continue to expand design, logistic and package development services. Each of these services is managed in a way that allows us to deliver these services to our customers at a lower cost and lower risk than if they performed the services internally. In addition, we have a globally dispersed customer service organization. Our customer service personnel are our direct link to the production control and purchasing organizations of our customers. These relationships are critical to our maintaining manufacturing volumes in our factory.

•	Move of Assembly and Test Facilities to Dongguan, China. In August 2003, the construction and finish of the interior and fixtures of a modern Phase I 180,000 square foot facility was completed by Changshi to our specifications. Upon completion, we started moving assembly equipment to this newly built Phase I facility. We have completed our internal qualification and customer qualification runs for the LPCC, TAPP and fpBGA product lines at this new facility. During the year ended April 30, 2005, we continued to make progress in ramping our Phase I facility towards volume production, and we achieved volume production during the last quarter of fiscal year 2005. We have increased the number of customers that have qualified their semiconductor components for assembly in our Phase I facility to 27 as of April 30, 2005. Unit volume production in our Phase I facility also continued to increase during the year ended April 30, 2005. As of the date of this report, we have transferred approximately 47% of our existing installed assembly and test capacity to China. In May 2004, we entered into another lease agreement with Changshi to build a 300,000 square foot Phase II facility immediately adjacent to our Phase I facility. Construction of the Phase II facility is now complete, and finish of the interior and fixtures of the Phase II facility is expected to be completed in the October 2005 quarter. The Phase II facility lease also includes the participation of the Changshi subsidiary, Dongguan Changan ASAT Semiconductor Assembly and Test Factory, that holds the subject land use rights. Under the terms of the lease agreement, we will lease the completed Phase II facility from Changshi for a period of 15 years. In August 2004, we entered into an agreement to engage a third party vendor, Wellmean, to complete the interior finish and fixtures in the Phase II facility. The Phase II facility is expected to house substantially all of the balance of our Hong Kong manufacturing operations plus provided space for the future expansion of our assembly and test operations. The China facility is not earmarked to manufacture our “legacy” products but will be tasked from the outset with the assembly and test of leading edge package types, such as our LPCC and fpBGA products. We anticipate benefiting from the reduced cost of manufacturing in China and from a stable and highly motivated workforce. Because we ship the completed packages to the customers, we also expect to benefit from the close proximity between our new facilities in Dongguan and many of the customers of our customers, while remaining in close proximity to our administrative and engineering offices, which will continue to be in Hong Kong. We believe that the facility in Dongguan, China will serve as a gateway into the rapidly growing China market.

•	Continue to Reduce Our Cost Structure. We believe our move to China should result in significantly reduced costs, primarily from lower manufacturing and labor costs. Furthermore, we continue to improve our technology in order to lower processing and materials costs and monitor our capital expenditures. We believe our information technology initiatives should enable us to automate processes, further reduce costs and react more effectively to market changes.

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

	Fiscal Year Ended April 30,
	2001	2002	2003	2004	2005
	(In thousands of dollars)
Net Sales:
Chipscale packages (CSP)	$2,317	$11,976	$46,540	$86,567	$105,850
Non-CSP laminate packages	157,790	33,170	31,281	35,887	21,651
Non-CSP leadframe packages	162,219	52,465	57,747	69,468	47,055

Subtotal	322,326	97,611	135,568	191,922	174,556
Test	17,910	4,797	14,522	22,752	19,855

Total	$340,236	$102,408	$150,090	$214,674	$194,411

	Fiscal Year Ended April 30,
	2001	2002	2003	2004	2005
	(As percentage)
Net Sales:
Chipscale packages (CSP)	1%	12%	31%	40%	54%
Non-CSP laminate packages	46	32	21	17	11
Non-CSP leadframe packages	48	51	38	32	24

Subtotal	95	95	90	89	89
Test	5	5	10	11	11

Total	100%	100%	100%	100%	100%

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

fpBGA™. Fine Pitch BGA, or fpBGA, is one of the most widely used semiconductor packages in the industry and is found in a wide range of device applications such as memory, application specific integrated circuits, or ASICs, logic, analog, RF devices and small programmable logic devices or PLDs. The end user applications for this package type are primarily cell phones and pagers, notebook computers, personal digital assistants, or PDAs, or other wireless/portable personal computing systems. fpBGA packages offer a cost-effective packaging option for integrated circuit devices for a wide range of I/O counts while meeting the market’s increasing requirements for small, light and thin package configurations. We offer several enhanced fpBGA packages, such as the Thermal fpBGA, which is a strip mold compatible array with an imbedded heatsink which offers higher density and lower cost solutions for products with high operating temperatures.

LPCC. The Leadless Plastic Chip Carrier, or LPCC, is our patented version of the industry standard “quad flat pack, no lead device” known widely as the QFN plastic package. The QFN is a new class of advanced packaging that was largely developed internally by ASAT in calendar 1998. Our LPCCs are designed for use in mobile communications, particularly cell phones, analog to digital and digital to analog circuits, and the power management circuits widely used in consumer electronics. These packages are based on a new technology which relies on conventional leadframes as the base material. Unlike traditional metal leadframe packages, however, the leads in LPCC packages do not protrude from the package but are flat with the package surface. Additionally, LPCCs are chipscale packages with a high density lead count with an improved thermal and electrical performance that is similar to PBGAs, a combination that enhances board level performance. LPCCs can be manufactured using conventional tooling and therefore do not require large scale capital expenditures for manufacture.

TAPP. Our Thin Array Plastic Packaging, or TAPP, is another of our proprietary product technology packages which provides metallic contacts to the circuit board allowing high density circuitry in a small footprint package. We believe TAAP is the next generation of leadframe based chipscale packaging technology which will allow semiconductors to operate at higher frequencies with greater thermal management in smaller and thinner packages at a relatively lower cost compared to industry standard QFN packaging technologies.

Non-CSP Laminate Packages

Non-CSP laminate packages are characterized by a semiconductor chip mounted on an organic, often plastic resin, substrate. After the electrical bonding pads on the semiconductor chip have been wire bonded to the corresponding electrical leads on or within the substrate, the upper surface of the substrate, including the semiconductor chip, is encapsulated in a protective package. Non-CSP laminate package technology is used in high performance applications, including hand held consumer products, enterprise networks, wireless products, high speed telecommunications switching stations and routers, computer printer and servers, internet applications, desktop and notebook personal computers and global positioning systems.

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

Non-CSP leadframe packages are used in almost every electronics application, including automobiles, household appliances, desktop and notebook computers and telecommunications products. We offer several types of non-CSP leadframe packages to satisfy the variations in our customers’ end-products such as our Quad Flat Package, or QFP. We also provide additional non-CSP leadframe packages, such as EDQUAD, which enable advanced thermal and electrical characteristics. These advanced characteristics are necessary to maximize the performance of high frequency semiconductor chips used in sophisticated end-products.

EDQUAD. Our patented Enhanced Dissipation QUAD, or EDQUAD, technology for non-CSP leaded products offers what we believe to be the superior thermal and electrical performance in conventional leaded plastic packages. This group of packages is designed specifically for high performance applications where large semiconductor die with a low to medium high number of inputs and outputs are required to be packaged in standard plastic leaded packages.

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

Mixed-Signal Test. We specialize in mixed-signal test, which we began providing from our inception. We test a variety of mixed-signal semiconductors, including those used in communications applications such as network routers and switches; broadband products such as internet and set-top boxes; mobile telecommunications products such as cell phones and wireless networks and consumer electronics products such as personal digital assistants and video games. Mixed-signal test involves testing both analog and digital functions on a single chip. Mixed-signal semiconductors require a large number of parameters to be tested and a more precise level of measurement of the analog functions. This in turn requires specialized test equipment and a high degree of test design engineering capability.

RF Test. We provide testing for simple RF devices that are pervasive in today’s cell phones and wireless LAN products. We believe that our low cost RF test technology, by combining inexpensive test hardware with integration software, provides a competitive advantage for us, and when combined with our SiP technology provides our customers a competitively priced solution for their RF testing needs.

Geographic Markets

We believe we operate in a single business segment comprising the assembly and test services of integrated circuits to customers in the semiconductor industry. Our net sales are generated from the following geographical locations representing the geographical areas from which sales invoices were issued for the years indicated:

	Fiscal Year Ended April 30,
	2003	2004	2005
	(In thousand of dollars)
Hong Kong	$140,355	$205,840	$185,865
United States	83,267	106,649	104,830
China (excluding HK)	—	24	9,774
Transfer between geographic areas	(73,532)	(97,839)	(106,058)

Total net sales	$150,090	$214,674	$194,411

Intercompany sales between geographic areas were recorded at cost plus a mark-up. Such transfers, including unrealized profits, are eliminated on consolidation.

Our customers are primarily United States and European multinational companies. We ship completed packages at the direction of our customers to various destinations. The following table provides a breakdown of the percentage of net sales by geographic destination:

	Fiscal Year Ended April 30,
	2003	2004	2005
United States	55.5%	49.6%	54.2%
Asia(a)	43.2%	49.2%	43.9%
Hong Kong	0.1%	0.1%	0.4%
Europe	1.2%	1.1%	1.5%

	100.0%	100.0%	100.0%

(a)	For the Company’s net sales by geographic destination, Asia mainly represents Singapore, Taiwan, Japan, Malaysia, China (excluding Hong Kong), Philippines and Korea.

The geographical distribution of the Company’s identifiable assets are summarized as follows:

	As of April 30,
	2003	2004	2005
	(In thousand of dollars)
Hong Kong	$132,051	$200,476	$128,218
Asia(b)	3,471	11,821	43,102
United States	29,608	14,617	7,342
Germany	40	105	84

	$165,170	$227,019	$178,746

(b)	For the Company’s identifiable assets, Asia represents Singapore, China (excluding Hong Kong) and Korea.

Marketing, Sales, Distribution and Customer Support

We sell our assembly and test services to our customers and support them through a network of international offices. To better serve our customers, our offices are located near our largest customers or near a concentration of several of our customers. Our offices and representatives are located in California, Texas and Massachusetts in the United States, Hong Kong, Singapore, South Korea, and Germany. We plan to reorganize our sales, general and administrative presence in connection with the completion of the move of our manufacturing operations to Dongguan, China. We offer global drop shipment services, whereby we deliver assembled and tested semiconductors to destinations in any part of the world as instructed by our customers, including to their end-customers.

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

Our marketing efforts focus on creating a brand awareness and familiarity with ASAT and our advanced assembly and test services as well as technologies such as LPCC and TAPP, which offer customer diversification opportunities for ASAT. We enhance our marketing efforts by publishing research articles in trade journals and periodicals, holding technical seminars for packaging engineers and making technical presentations to our customers’ end customers.

We have purchased and are installing SAP’s enterprise resource planning software and Camstar’s manufacturing tracking and execution system software to support our customer service and cost containment efforts. The SAP software system is designed to provide resource planning in areas such as customer service, sales and distribution, financial controls and human resources. The Camstar manufacturing system is designed to manage, monitor and synchronize manufacturing activities and integrate them with core business processes. We believe the coordination of operations between our Hong Kong, Dongguan and worldwide sales offices and our customers will be enhanced by the implementation of the SAP and Camstar manufacturing information systems. We have installed the SAP and Camstar manufacturing information systems first in our Phase I facility and in the process of implementing it throughout the remaining operation.

Customers

We provide semiconductor assembly and test services to over 100 customers worldwide. We design, assemble and test semiconductor packages for end-applications in a variety of industries. During the year ended April 30, 2005 and year ended April 30, 2004, approximately 54% and 61%, respectively, of our total net sales were from assembling and testing of semiconductors used in communications application, approximately 8% of our total net sales in each period were from semiconductors used in personal computers/computing applications, while the reminder of our total net sales were from semiconductors used in consumer and automotive/industrial applications. The table below sets forth information regarding a number of our customers that are important to our business in terms of sales volume, strategic relationships, advanced technology demand or potential growth:

Industry	Customers	Applications
Wireless Communication	Analog Devices, Inc., Atheros Communications, Inc., Broadcom Corporation, IBM Corporation, Infineon Technologies AG, Maxim Integrated Products, Inc., Murata Manufacturing Co. Ltd., Texas Instruments Incorporated.	Bluetooth; Wi-Fi; wireless handsets; wireless LAN; RF

Wired Communication	Agilent Technologies, Inc., Altera Corporation, Analog Devices, Inc., Applied Micro Circuits Corporation, Broadcom Corporation, Philips Electronics N.V., Vitesse Semiconductor Corporation	Internet applications; networking; signal processing; telecom; routers

Consumer	Actel Corporation, Anadigics, Inc., Analog Devices, Inc., Broadcom Corporation, Maxim Integrated Products, Inc., Samsung Electronics Ltd., SigmaTel Inc., STMicroelectronics N.V.	CD and DVD players; camcorders; digital cameras; home audio and video entertainment; PDAs; Digital Audio Player; set-top boxes for direct satellite broadcast; video capture applications

Automotive/Industrial	Analog Devices, Inc., Agilent Technologies, Inc., Infineon Technologies, Maxim Integrated Products, Inc., ON Semiconductor Corporation, Samsung Electronics Ltd. STMicroelectronics N.V.	Automotive applications; ATE tester; entertainment, global positioning systems; instrumentation; power management, power systems; telematics

Personal Computers/Computing	Anadigics, Inc., Agilent Technologies, Inc., Analog Devices, Inc., Intersil Corporation, Maxim Integrated Products, Inc., Vimicro Corp., Vitesse Semiconductor Corporation	Desktop and mobile PCs; PC servers; web-camera; power management systems; printers; optical storage

Many of our customers are leading telecommunications and networking device manufacturers, whose products require sophisticated semiconductor capabilities. Our success in becoming a provider of chipscale packaging technologies is due in significant part to our strong relationships with these customers and our dedication to working closely with them to develop innovative solutions for their increasingly complex semiconductor performance requirements.

We are focused on expanding our business by generating more revenues from the consumer and personal computers/computing industries and shifting away from communications industry. We plan on accomplishing this diversification by seeking new customers in the wireless and personal computers/computing industries, particularly those with advanced packaging needs across multiple market sectors, and by leveraging existing customer relationships to sell to a broader array of market sectors. In addition, we believe that there is a discernible long-term trend towards semiconductor companies outsourcing their assembly and test services. We plan to continue to capitalize on this trend in implementing our diversification strategy.

Operations

We believe that total quality management is a key element of our semiconductor assembly operations. Our 286,000 square foot assembly facility in Hong Kong is ISO 9001, ISO/TS 16949, QS-9000 and SAC level 1 certified. We also have a 131,000 square foot building that serves as our test center in Hong Kong. This site is also fully ISO 9001, ISO/TS 16949, QS-9000 and SAC level 1 certified. ISO 9001 and ISO/TS 16949 are worldwide manufacturing quality certification programs for product design and industrial quality that are administered by an independent standards organization. QS 9000 is a manufacturing quality certification program administered by an independent standards organization that is used primarily by United States automotive manufacturers. SAC level 1 is a worldwide manufacturing quality certification program administered by the Subcontractor Assembly Council for which assemblers must be sponsored by a major customer.

As part of our corporate restructuring program, we made a strategic decision to move substantially all of our Hong Kong manufacturing operation to Dongguan, China in order to significantly reduce our costs and access the high-growth semiconductor market in China. To launch what we call Phase I of this transition of our operations to China, in August 2002 we entered into a lease agreement pursuant to which Changshi constructed an 180,000 square foot factory facility according to design drawings provided by us and completed the interior finish and fixtures in and leased the facility to us starting from September 2003, for a term of 15 years. We are obligated to pay monthly rental payments of HK$1.4 million (approximately $179 thousand at an assumed exchange rate of HK$7.80 per $1.00) for the first six years of the rental term, HK$350 thousand (approximately $45 thousand at an assumed exchange rate of HK$7.80 per $1.00) for the seventh to eleventh years and HK$385 thousand (approximately $49 thousand at an assumed exchange rate of HK$7.80 per $1.00) for the twelfth to fifteenth years. From October 30, 2004 and during the term of the leases. we have an option and a right of first refusal to purchase the facility and the related land-use right at prices fixed in a predetermined schedule or, subsequent to October 2009, at prices based on the then fair market value of the factory facilities and related land use right. Additionally, under a management services agreement, we were obligated to pay Changshi a monthly management service fee of HK$506 thousand (approximately $65 thousand at an assumed exchange rate of HK$7.80 per $1.00), which amount includes a land use rights fee, foreign exchange remittance fees and certain administrative and management charges for the next six year term, commencing September 2003. Over the six year term of this agreement, Changshi will support the operation of the facility by nominating employees for staffing of the facility, maintaining the facility and its systems in good repair and operating condition (at our cost) and assisting us with handling Chinese governmental and regulatory matters.

We have completed our internal qualification and customer qualification runs for the LPCC, TAPP and fpBGA product lines at this new facility. During the year ended April 30, 2005, we continued to make progress in ramping our Phase I facility towards volume production, and we achieved volume production during the last quarter of fiscal year 2005. We have increased the number of customers that have qualified their semiconductor components for assembly in our Phase I facility to 27 as of April 30, 2005. Unit volume production in our Phase I facility also continued to increase during the year ended April 30, 2005. As of the date of this report, we have transferred approximately 47% of our existing installed assembly and test capacity to China. During fiscal year 2005, this new facility obtained ISO9001:2000 certification and ISO 14001:2004 certification. We are seeking to obtain TS 16949 certification and SAC level 1 certification in the next fiscal year for this new facility in China. We currently do not anticipate any difficulties that will prevent us from eventually obtaining such certifications for our new facility in China.

In May 2004, we entered into another lease agreement with Changshi to build a 300,000 square foot Phase II facility immediately adjacent to our Phase I facility. Construction of the Phase II facility is now complete, and finish of the interior and fixtures of the Phase II facility is expected to be completed in the October 2005 quarter. The Phase II facility lease also included the participation of the Changshi subsidiary that holds the subject land use right, Dongguan Changan ASAT Semiconductor ASAT Assembly and Test Factory. Under the terms of the lease agreement, we will lease the completed Phase II factory from Changshi for a period of 15 years starting from the commencement date, as defined in the lease agreement. We are obligated to pay monthly payments of HK$1.4 million (approximately $179 thousand at an assumed exchange rate of HK$7.80 per $1.00) for the first six years of rental term and HK$700 thousand (approximately $90 thousand at an assumed exchange rate of HK$7.80 per $1.00) per month for the seventh to fifteenth years of the lease term. From October 31, 2008 and during the term of the lease, we have an option and a right of first refusal to purchase the facility and the related land-use right of the land at prices fixed in a predetermined schedule starting during the period from October 2008 to July 2011, and thereafter at prices based on the then fair market value of the facility and related land-use right. Additionally, under a management services agreement, we are obligated to pay Changshi a monthly management service fee of approximately HK$639 thousand (approximately $82 thousand at an assumed exchange rate of HK$7.80 per $1.00) for a period of six years, starting from the commencement date of the lease, and over the six year term of the agreement, Changshi will support the operation of the facility by nominating employees for staffing of the facility, maintaining the facility and its systems in good repair an operating condition (at our cost) and assisting us with handling Chinese governmental and regulatory matters.

On August 5, 2004, we entered into an agreement to engage a third party vendor, Wellmean, to complete the interior finish and fixtures in the Phase II facility, including the purchase and installation of electrical and mechanical systems (such as HVAC systems) and the utilities infrastructure (such as water deionization and purification system), gas piping and electrical wiring. Under the terms of this agreement, the capital equipment to be acquired and the installation service charges are split into a series of payments as follows (amounts converted from Renminbi at an assumed exchange rate of RMB8.11 to $1 for the unpaid portion):

•	the first payment in the amount of $2.9 million is due within ten days of signing the agreement;

•	the second payment in the amount of $7.2 million is due within ten days of the achievement of 50% of the contracted work;

•	the third payment in the amount of $4.4 million is due within the ten days of the completion of the contracted work; and

•	the remaining balance, as retention money, is payable in 24 monthly payments in the amount of $609 thousand per month, the first such monthly payment commencing on the thirtieth day after the completion of the contracted work.

We made the first payment of $2.9 million to Wellmean on August 12, 2004, and the second payment of $7.2 million on March 2, 2005.

On July 11, 2005, Wellmean agreed with us to defer the third payment and the first two monthly payments of the retention money to November 2005.

The Phase II factory is expected to house substantially all of the balance of our Hong Kong manufacturing operations plus provide space for the future expansion of our assembly and test operations. In connection with Phase II of our move to Dongguan, China, we expect to increase our capital expenditures in order to implement this move. Although we cannot presently estimate the amount of this increase beyond fiscal 2005, this increase in capital expenditures could be significant. Our capital expenditures incurred in connection with the completion of the move of our manufacturing operations to Dongguan, China are generally funded out of our cash flow from operations and with the proceeds of financing activities, including the financing commitments from two of our principal shareholder groups. See “Risk Factors—Our financing commitments from QPL and several private equity funds managed by JPMP Master Fund Manager, L.P. (“JPMP”) are subject to a number of conditions that we may not be able to satisfy, and therefore we may not be able to obtain all or any portion of the funds purported to be available under these commitments” regarding certain risks associated with our ability to obtain funds under this financing commitment from two of our principal shareholder groups” and “Operating and Financial Review and Prospects—Liquidity and Capital Resources” for a detailed description of our financing commitments. During fiscal 2005, there were additional expenses associated with commencing production in our Phase I facility, and we anticipate there will be additional expenses incurred in commencing production in our Phase II facility. The China facility is not earmarked to manufacture our “legacy” products but will instead assemble and test our leading edge package types, such as our LPCC, TAPP and fpBGA products. We expect to benefit from reduced manufacturing costs in China and from a stable and highly motivated workforce. Because we ship the completed packages directly to the customers of our customers, we also expect to benefit from the close proximity between our new facilities in Dongguan, China and many of the customers of our customers, while remaining in close proximity to our administrative and engineering offices, which will continue to be in Hong Kong. We believe that the facilities in Dongguan, China will serve as a gateway into the rapidly growing China market.

Materials and Suppliers

The principal materials used in our assembly process are polymer substrates, leadframes, gold wire and plastic molding compounds. We work closely with our primary materials suppliers to ensure that materials are available and delivered on time. In the ordinary course of business, we purchase most of our leadframes from QPL and our substrates from several suppliers in Japan, Korea and Hong Kong. We purchase our wire bonders from major international manufacturers, including Kulicke & Soffa Industries, ESEC and ASM International and our test equipment from Teradyne Inc., Credence Systems Corporation and LTX Corporation. We purchase the bulk of our epoxy (a sophisticated thermal “glue” for binding the chip to the leadframe and/or substrate) from only a small number of sources. To maintain competitive packaging operations, we must obtain from these suppliers, in a timely manner, sufficient quantities of acceptable quality materials and equipment at competitive prices. We purchase all of our materials on a purchase order basis and have no long-term contracts with any suppliers, other than the supply agreement we entered into with QPLL and Talent Focus on June 23, 2005. See “Operating and Financial Review and Prospects—Liquidity and Capital Resources”.

We periodically purchase equipment through several suppliers to meet our assembly and test requirements. We work closely with major suppliers to ensure that equipment is delivered on time and that the equipment meets our stringent performance specifications.

Competition

The semiconductor assembly and test industry is highly competitive, with currently more than 40 independent providers of semiconductor assembly services worldwide. We believe our principal competitors include Advanced Semiconductor Engineering, Inc., Amkor Technology, Inc., Carsem (M) Sdn. Bhd. (a division of the Hong Leong Group), Siliconware Precision Industries Co., Ltd. and STATS ChipPAC Ltd. Many of our competitors have greater operating capacity and financial resources than we do and have proven research and development and marketing capabilities. Each of our primary competitors has significant assembly and test capacity, financial resources, research and development operations, marketing and other capabilities, and has been operating for some time. These companies have also established relationships with many large semiconductor companies which are our current or potential customers. Lengthy qualification periods and a familiarity between potential customers and their current assembly service providers may limit our ability to secure new customers.

We also compete indirectly with the in-house assembly and test service resources of many of our largest customers, the integrated device manufacturers, or “IDMs”. These IDM customers may decide to shift some or all of the assembly and test services to internally sourced capacity. Additionally, we compete indirectly with other semiconductor assemblers, many of whom only focus on specific geographic regions or do not provide advanced packaging.

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

Our customer growth strategy focuses on a number of approaches to deal with these difficulties in establishing new customer accounts. First, we attempt to provide advanced technology with our leading package families using TAPP technology, thereby making our services more attractive to potential customers. For example, to utilize the TAPP package family potential customers may be willing to work with us to design these new package types. Second, we approach new customer development by focusing on smaller, newer companies with attractive products and sophisticated packaging needs. We provide incentives to our sales organization to identify and attract such companies. Finally, with respect to specific product lines, we seek to be a low cost provider and we believe that with the opening of the facility in Dongguan, China, competitive pricing will become an increasingly important factor in our ability to attract new business. We believe that for meaningful cost reductions, potential customers may be willing to incur the time, expenses and effort associated with qualifying their products for assembly with us.

Backlog

Because of the fast-changing technology and functionality of semiconductor chip design, customers requiring semiconductor assembly and test services generally do not place purchase orders far in advance. As a result, we do not typically operate with any significant backlog. However, we engage in discussions with customers starting as early as six months in advance of the placement of purchase orders regarding such customers’ expected assembly and test requirements. In addition, our customers generally agree to purchase from us any unused unique materials that we purchase to meet their forecasted demand. While we have long-term sales arrangements with a number of customers, our customers generally may cancel or reschedule orders without significant penalty. Accordingly, our backlog as of any particular date may not be indicative of our future sales.

Intellectual Property

We have obtained or applied for patents in the United States and certain international jurisdictions relating to a number of our advanced semiconductor package designs and assembly manufacturing processes. As of April 30, 2005, we had approximately two dozen United States patents. Among those issued United States patents are several key patents for our LPCC and the TAPP product families. We were issued patents on May 8, 2001 and June 5, 2001 with regards to the LPCC product types. We were issued patents on December 24, 2002 and on October 21, 2003 with regard to the TAPP product type. Our primary trademark is “ASAT” and the ASAT logo and that trademark is registered in the United States and in several international locations where we principally do business. On November 14, 2003, Amkor and ASAT announced that they had entered into a comprehensive patent cross-license agreement for their QFN semiconductor design and manufacturing process technology patents. The cross-license agreement includes Amkor’s and our currently issued QFN patents, as well as future QFN patents that may be granted to either party during the term of the license. Amkor’s QFN product family includes the proprietary MicroLeadFrame, or MLF products, and our QFN product family includes our proprietary LPCC product family. On April 6, 2005, we announced that we entered into a multi-year cross-licensing agreement with Amkor under which we will provide Amkor with a license for our TAPP semiconductor package technology, and Amkor will provide us with a license for its Flip Chip semiconductor package technology. On May 17, 2005, we also entered into a multi-year cross-licensing agreement with LSI Logic Corporation (“LSI”) under which LSI will provide us a license to use its Flip Chip semiconductor package assembly technology.

We believe that our ability to succeed depends in large part on the technological skills of our engineering and manufacturing employees and in their ability to continue to innovate and improve our technologies. We encourage our employees to continue to invent and innovate so as to maintain our competitiveness in the international marketplace.

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

For instance, we recently settled our litigation with Motorola, Inc. in connection with their claim of a breach under a patent cross-license agreement. See “Information on the Company—Business Overview”.

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

Seasonality

Our current operations are not generally subject to significant seasonal fluctuations, although we typically experience a slight downturn in the period from the middle of the first fiscal quarter through the beginning of the second fiscal quarter of each year (June through August). We do not believe that seasonality has had a material effect on our business, financial condition or results of operation.

Legal Proceedings

QPL entered into a patent cross license agreement with Motorola, Inc. (“Motorola”) on October 1, 1993 (the “Immunity Agreement”). Under the terms of the Immunity Agreement, QPL had been obligated to pay quarterly royalties to Motorola on a per solder ball pad basis for all “BGA Packages,” as defined therein. QPL, through its then subsidiary ASAT Limited, paid royalties on certain products and not others based on its understanding of the obligations under the Immunity agreement, When QPL assigned certain semiconductor assets to the Company in 1999, ASAT Limited continued to make payments to Motorola, even though the Immunity Agreement was not assigned to the Company or any of its subsidiaries.

Motorola approached the Company in December 2002 claiming that the Company had assumed QPL’s obligations under the Immunity Agreement. It commissioned a third-party auditor to audit the royalty payments the Company had made for the three-year period ended October 31, 2002. Based on the results of that audit, Motorola asserted that QPL and the Company collectively owe additional royalties of $8,000,000 along with interest under either the Immunity Agreement or “implied in fact” contract that mirrors the terms of the Immunity Agreement. The bulk of the amount claimed stems from Motorola’s contention that the Company and QPL owe royalties for the manufacture of fpBGA products, a contention that both entities deny.

On April 9, 2003, the Company and its subsidiary, ASAT, Inc., as co-plaintiffs initiated a lawsuit against Motorola in the United States District Court for the Northern District of California (the “Court”) by filing a complaint for Declaratory Judgment seeking a declaration from the court that neither plaintiff owed Motorola any royalty payments under the Immunity Agreement or any other agreement. Motorola has counter-claimed for breach of contract against the Company, ASAT, Inc., ASAT Limited and QPL, seeking $8,000,000 plus interest accruing at the rate of 1% per month on the alleged unpaid royalties. The substantial majority of Motorola’s demand is directed to the Company and its subsidiaries.

In pre-trial proceedings, ASAT, Inc. obtained summary judgment on all of Motorola’s claims. ASAT Holdings and ASAT Limited have obtained rulings that bar Motorola from seeking to assert claims against them under the Immunity Agreement. Motorola’s only remaining claims against the Company and its subsidiary, ASAT Limited, are based on a supposed “implied in fact” contract with Motorola.

Discovery in the matter is now closed. The Company has filed two motions with court to dismiss Motorola’s remaining implied contract claims. Following a hearing in February 2005 at which the Company asked the court to dismiss the implied contract claim, Motorola and the ASAT entities (including the Company, ASAT Limited and ASAT Inc.) reached an agreement in principle to settle the case, release one other from liability for past alleged infringement of certain patents, and license one another to use certain patents in the future. In the April 2005 quarter, the Company entered into formal discussion with Freescale Semiconductor, Inc. (“Freescale”) about potential settlement. Freescale was added as a party to the claims identical to those Motorola asserted against the Company in December 2004. Freescale formerly was the semiconductor products sector of Motorola. Freescale began separation from Motorola with an initial public offering on its own in July 2004. As a result of the recent negotiations, the Company has entered into a formal settlement agreement and mutual release with Motorola and Freescale to fully and finally compromise, settle and discharge the claims, controversies, demands and disputes between the parties. The formal written settlement agreement was executed in July 2005 and was filed with the Court on July 18, 2005. Under the settlement agreement and mutual release, we will pay Freescale a total of $2.0 million in cash. We also agreed to provide Freescale with a rebate of 20% on all future products sales and services invoiced by us to Freescale until the aggregate amount of the rebate provided to Freescale by us totals $1.75 million. This 20% rebate shall not expire until the maximum total rebate of $1.75 million is paid back to Freescale. We will also issue a 5-year warrant to Freescale for $1.75 million to purchase 10,937,500 ordinary shares, which is the equivalent of 2,187,500 ADSs, initially exercisable at a price of $0.16 per ordinary share (equivalent to $0.8 per ADS).

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

QPL has provided us with chemical waste disposal services in Hong Kong due to our respective manufacturing operations being located in the same building. QPL, which was previously the landlord of our assembly facility in Tsuen Wan, Hong Kong, has provided these services to us pursuant to a license issued to QPL by the Hong Kong government that was required to be renewed by October 31 every other year. However, in June 2003 QPL relocated all of its manufacturing operations from our shared facility to its new facility in Dongguan, China. QPL agreed to continue to renew this license for our Tsuen Wan, Hong Kong facility for our benefit and we received a renewal license in November 2003 that will expire in October 2005. Prior to its expiration, we intend to renew this license ourselves. Any failure by us to obtain or to maintain such a license could materially and adversely affect our operations.

Our operations in China will be required to comply with various Chinese environmental laws and regulations administered by the central and local government environmental protection bureaus. We will also be subject to the environmental rules introduced by the local Chinese governments in Dongguan, China. These laws impose controls on our air and water discharges, on the storage, handling, discharge and disposal of chemicals, and on employee exposure to hazardous substances. If these laws were to change, they could require us to incur costs to maintain compliance and could impose liability to remedy the effects of hazardous substance contamination. Stricter enforcement of existing laws, the adoption of new laws or regulations or our failure to comply with these laws or regulations could cause us to incur material liabilities and require us to incur additional expense, curtail our operations and restrict our ability to grow. The Chinese national and local environmental laws and regulations impose fees for the discharge of waste substances above prescribed levels, require the payment of fines for serious violations and provide that the Chinese national and local governments may at their own discretion close or suspend any facility which fails to comply with orders requiring it to cease or cure operations causing environmental damage. Under the terms of our lease agreement with Changshi, they have agreed to assist us in procuring the necessary environmental licenses and permits in Dongguan, China, including a Certificate of Waste Substance Discharge. Furthermore, in accordance with the Administration Measures of the Certificate of Waste Substances Discharge of Guangdong Province, the Certificate of Waste Substances Discharge must be subject to the annual review by the local authority of environmental protection. Our Phase I facility in Dongguan, China received an Interim Certificate of Waste Substance Discharge for its probationary production on November 10, 2003. After the Dongguan facility became fully operational, the local authority of environmental protection conducted an assessment on the waste substances discharge facilities and a formal Certificate of Waste Substance Discharge was issued in December 2004 for a term of one year and six months. We do not anticipate incurring any significant costs in connection with procuring these licenses and permits. Any failure on the part of Changshi to obtain or to maintain such license could materially and adversely affect our operations.

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

ORGANIZATIONAL STRUCTURE

As of April 30, 2005, ASAT Holdings had the following direct or indirect wholly-owned subsidiaries:

Name	Place of Incorporation	Percentage of Beneficial Ownership	Principal Activities
ASAT Limited	Hong Kong	100%	Assembly and test services for packaged integrated circuits
Timerson Limited	Hong Kong	100%	Assembly and test services for packaged integrated circuits
ASAT, Inc.	California, United States	100%	Sales, marketing and customer services
ASAT (Finance) LLC	Delaware, United States	100%	Financial services
ASAT (Cayman) Limited	Cayman Islands	100%	Investment holding
ASAT (S) Pte. Ltd.	Singapore	100%	Sales, marketing and customer services
ASAT Korea Limited	Korea	100%	Sales, marketing and customer services
ASAT GmbH	Germany	100%	Sales, marketing and customer services
ASAT Semiconductor (Dongguan) Limited	People’s Republic of China	100%	Assembly and test services for packaged integrated circuits
New ASAT (Finance) Limited	Cayman Islands	100%	Financial services
Newhaven Holdings Limited	British Virgin Islands	100%	Holding company
RBR Trading Holding (Curaçao) N.V.	Netherlands Antilles	100%	Holding company
R.B.R. Trading Holding B.V.	Netherlands	100%	Holding company
ASAT S.A.(1)	France	99.9%	None

ASAT Holdings is a Cayman Islands holding company and does not have any material operations or assets other than its beneficial ownership of the entire issued share capital of ASAT Limited and Newhaven Holdings Limited. The financial statements of ASAT Holdings include all of the above listed subsidiaries except for ASAT S.A.

(1)	In connection with the exercise of our option to purchase ASAT S.A. from QPL in December 2000, which was effective in January 2001, we purchased Newhaven, RBR Antilles and R.B.R. Netherlands. R.B.R. Netherlands owns approximately 99.9% of ASAT S.A. Since ASAT S.A. has been under court administration since November 20, 2001, we no longer consolidate ASAT S.A.’s financial results with our financial statements.

The following chart illustrates our corporate structure as of April 30, 2005:

(1)	On July 14, 2000, we completed our offering of ADSs to the public. We sold 20,000,000 ADSs, representing 100,000,000 ordinary shares of ASAT Holdings in our offering of ADSs to the public. Public shareholders hold approximately 15.5% of the ownership interest in ASAT Holdings as of April 30, 2005.
(2)	QPL holds an approximate 42.5% ownership interest in ASAT Holdings Limited through its wholly owned subsidiaries, The Industrial Investment Company Limited and QPL (U.S.) Inc., which hold approximately 39.5% and 3% ownership interests in ASAT Holdings Limited, respectively.

(3)	Several private equity funds separately managed by or affiliated with JPMP, Olympus Capital Holdings Asia and Orchid Hong Kong Investment Holdings, collectively own approximately 42% of the outstanding ordinary shares of ASAT Holdings Limited as of April 30, 2005.
(4)	Timerson is a nominee shareholder of ASAT Limited, holding one share in ASAT Limited in trust for ASAT Holdings Limited.
(5)	ASAT (Cayman) Limited is a nominee shareholder of Timerson Limited, holding one share in Timerson Limited in trust for ASAT Limited.
(6)	In connection with the exercise of our option to purchase ASAT S.A. from QPL in December 2000, which was effective in January 2001, we purchased Newhaven, RBR Antilles and R.B.R Netherlands. R.B.R. Netherlands owns approximately 99.9% of ASAT S.A. Since ASAT S.A. has been under court administration since November 20, 2001, we no longer consolidate ASAT S.A.’s financial results with our financial statements.

PROPERTY, PLANT AND EQUIPMENT

Our headquarters, administrative offices and assembly operations are located in a leased 286,000 square foot facility in the Tsuen Wan district of Hong Kong. In this facility, as of April 30, 2005, we owned and operated 405 wire bonders.

On December 20, 2003, ASAT HK entered into a sale and purchase agreement with a third party to dispose of its 131,000 square foot test facility in Hong Kong for approximately $4 million. The closing of sale and purchase agreement was completed on February 21, 2004. We now lease back a portion of the property under an operating lease for a monthly rental fee of approximately $31 thousand. The lease term is three years commencing from February 21, 2004. In this test facility, as of April 30, 2005, we owned and operated 43 testers.

ASAT HK leases our current Hong Kong 286,000 square foot facility from QPL under a lease with a three-year term expiring on March 31, 2007. On April 30, 2005, QPL completed the sale of ASAT’s leased facility from QPL to a third party that is unrelated to either party. The lease agreement with QPL has been transferred to this third party without any change in its terms and conditions.

We are moving our manufacturing operations to Dongguan, China in two phases. In Phase I of this transition of our operations, Changshi completed the construction and finish of the interior and fixtures of a modern facility to our specifications in Dongguan, China in August 2003. The Phase I facility covers approximately a total of 180,000 square feet of office, storage, utilities and manufacturing space and has an adjacent six storey 63,000 square foot dormitory for housing factory workers. Both Phase I buildings are constructed on a gated 525,000 square foot lot, in a recently developed high-tech industrial park. In this facility, as of April 30, 2005, we owned and operated 230 wire bonders. In the July 2004 quarter, construction of a 300,000 square foot Phase II facility immediately adjacent to the Phase I facility commenced. This facility is expected to house substantially all the balance of our Hong Kong manufacturing operations plus provide space for the future expansion of our assembly and test operations. Construction of the Phase II facility is complete, and finish of the interior and fixtures of the Phase II facility is expected to be completed in the October 2005 quarter and is expected to occupy approximately 300,000 square feet of usable floor space. In August 2004, we entered into an agreement to engage a third party vendor, Wellmean, to complete the interior finish and fixtures in the Phase II facility. See “Business Overview—Operations”. We lease the Phase I facility and will lease the Phase II facility from Changshi under leases with a 15-year team. We have the option to purchase the facilities at the prices and on the dates specified in the leases.

In connection with Phase II of our move to Dongguan, China, we expect to increase our capital expenditures in order to implement this move. Although we cannot presently estimate the amount of this increase beyond fiscal 2005, this increase in capital expenditures could be significant. During fiscal 2005, there were additional expenses associated with commencing production in our Phase I facility, and we anticipate there will be additional expenses incurred in commencing production in our Phase II facility. Our capital expenditures incurred in connection with the completion of the move of our manufacturing operations to Dongguan, China are generally funded out of our cash flow from operations and with the proceeds of financing activities, including the financing commitment from two of our principal shareholder groups. See “Risk Factors—Our financing commitments from QPL and several private equity funds managed by JPMP Master Fund Manager, L.P. (“JPMP”) are subject to a number of conditions that we may not be able to satisfy, and therefore we may not be able to obtain all or any portion of the funds purported to be available under these commitments” regarding certain risks associated with our ability to obtain funds under these financing commitments from two of our principal shareholder groups” and “Operating and Financial Review and Prospects—Liquidity and Capital Resources” for a detailed description of our financing commitments. For more detail on the Dongguan facilities and our plans with respect to these facilities, see “Risk Factors,” and “Operations and Financial Review and Prospects—Operating Results”.

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

CRITICAL ACCOUNTING POLICIES

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates and judgments, including those related to allowance for doubtful accounts, revenues, inventories, asset impairments, income taxes, commitments and contingencies. We base our estimates and judgments on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results may differ from these estimates and judgments under different assumptions or conditions. A summary of our significant accounting policies used in the preparation of consolidated financial statements appears in Note 2 of the notes to the consolidated financial statements included in this report.

The U.S. Securities and Exchange Commission has defined critical accounting policies as those that are both most important to the portrayal of our financial condition and results and which require our most difficult, complex or subjective judgments or estimates. Based on this definition, we believe our critical accounting policies include the policies of revenue recognition and risk of loss, inventory valuation, impairment of long-lived assets and deferred income taxes and commitments and contingent liabilities. For all financial statement periods presented, there have been no material modifications to the application of these critical accounting policies.

Revenue Recognition and Risk of Loss. We do not take ownership of customer-supplied semiconductor wafers or die. Title and risk of loss remains with the customers for these materials at all times. Accordingly, the cost of the customer-supplied materials is not included in the consolidated financial statements. No revenue is recognized unless there is persuasive evidence of an arrangement exists, the price is fixed or determinable, delivery has occurred and services rendered and collectibility is reasonably assured. Revenue net of discount from the assembly and test of semiconductor products is recognized when title and risk of loss relating to our added value to the materials transfer to the customer, which transfer generally takes place when the product is shipped to the customer from our facility. For limited products that we manage for our customers in our facility, revenue is also only recognized when products are shipped from our facility to the location that specified by the customers. Shipping and handling costs associated with product sales are included in cost of sales. Such policies are consistent with provisions in the Securities and Exchange Commission’s Staff Accounting Bulletin (“SAB”) No. 101, “Revenue Recognition in Financial Statements,” as revised by SAB No. 104, “Revenue Recognition”.

Inventory Valuation. At each balance sheet date, we evaluate our ending inventories for obsolete and non-saleable items. This evaluation considers analyses of actual and projected future sales levels by product compared with inventories on hand, and evidence of customers’ expectation to buy back excess inventories as per our written supplier agreements. To project future sales, we make estimates based on customers’ forecasted demand and historical sales performance. In addition, we consider the need to write down to net realizable value other inventories we believe to be obsolete or non-saleable. Remaining inventory balances are adjusted to approximate the lower of cost or net realizable value. If future demand or market conditions are less favorable than our projections, we would consider additional inventory write-downs which would be reflected in cost of sales in the period a determination is made.

Impairment of Long-Lived Assets. We routinely consider whether indicators of impairment of long-lived assets are present in accordance with Statements of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. For this purpose, assets are grouped at the lowest level for which separate cash flow information is available. For long-lived assets to be held and used, we determine whether the estimated undiscounted cash flows attributable to the assets in question are less than their carrying values. If such indicators are present, we recognize an impairment charge equal to the difference between the fair value and the carrying value of such assets. Fair value is best determined by quoted market prices in active markets. If quoted market prices are not available, other methods that can be used included discounted future cash flows or appraisals. If the assets determined to be impaired are to be held and used, we recognize an impairment charge to the extent the fair value attributable to the asset is less than the asset’s carrying value. The fair value of the asset then becomes the asset’s new carrying value, which we depreciate over the remaining estimated useful life of the asset. During fiscal year 2003, we conducted evaluations of our long-lived assets and recognized a total $81.8 million non-cash impairment charges in two separate fiscal quarters within the year to reduce the net book value of property, plant and equipment to its fair value. As a result of the sale of the test operation factory building in February 2004 we recognized and recorded an impairment charge of $2.4 million in the January 2004 quarter. The continuous weakness in net sales and the substantial amount of operating losses, which mainly resulted from a shift in product mix and decrease in average selling prices in the second half of fiscal year 2005, triggered us to perform an impairment review of our long-lived assets in the April 2005 quarter. We compared the undiscounted cashflow to the carrying values of our long-lived asset. For long-lived assets which the carrying values exceeded the undiscounted cashflow, we determined the fair values of these long-lived assets based on the discounted cash flow model. Accordingly, we recorded a non-cash impairment charge of $16.5 million in relation to the long-lived assets associated with certain chipscale packages in the April 2005 quarter. In addition, in connection with this review we determined that certain wire bonders and test equipment were either technologically obsolete or with low utilization and would not be fully utilized in our operations. As a result, we determined to write off or write down these equipment items, which resulted in another $3.4 million impairment charge in the April 2005 quarter. We may incur impairment losses in future periods if factors influencing our estimates change or if our expectations for future revenues and the ability to utilize our assets change. While our cash flow assumptions and estimated useful lives are consistent with our business plan, there is significant judgment involved in determining these cash flows.

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

Deferred Income Taxes. We record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized. We need to make judgments to estimate future taxable income and consider prudent and feasible tax planning strategies in determining the need for a valuation allowance. In the event that we determine that we would not be able to realize all or part of our net deferred tax assets, an adjustment to the deferred tax assets would be charged to earnings in the period such determination is made. Likewise, if we later determine that it is more likely than not the net deferred tax assets would be realized, then the previously provided valuation allowance would be reversed. We provided a full valuation allowance against the deferred tax assets of subsidiaries in both the United States and Hong Kong as of April 30, 2004 and 2005 due to uncertainties surrounding the realizability of these benefits in future tax returns.

Commitments and Contingent Liabilities. At each balance sheet date, when a loss contingency exists, we assess the likelihood that future events will confirm the loss or impairment of an asset or the incurrence of a liability, which may include probability of an outcome of litigation unfavorable to us, and determine whether conditions for accrual of loss contingencies as stated in SFAS No. 5, “Accounting for Contingencies” are met. For this purpose, an estimated loss from a loss contingency is accrued by a charge to the statement of operations if (1) information available prior to issuance of the financial statements indicates that it is probable that a liability had been incurred at the date of financial statements, and (2) the amount of loss can be reasonably estimated. Accordingly, no accrual is made if one or both of these conditions are not met. The nature of such loss contingency is disclosed in the notes to the financial statements.

New Accounting Standards

In November 2004, the Financial Accounting Standards Board, or the FASB, issued FASB Statement No. 151, “Inventory Costs-an amendment of ARB No. 43”(“SFAS No. 151”), which is the result of its efforts to converge U.S. accounting standards for inventories with International Accounting Standards. SFAS No. 151 requires idle facility expenses, freight, handling costs, and wasted material (spoilage) costs to be recognized as current-period charges. It also requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 will be effective for inventory costs incurred during fiscal years beginning after June 15, 2005. We are currently evaluating the impact of this standard on our consolidated financial statements.

On December 16, 2004, FASB published FASB Statement No. 123 (revised 2004), “Share-Based Payment” (“SFAS No, 123R”) which replaces FASB Statement No. 123, “Accounting for Stock-Based Compensation” and supersedes APB No. 25, “Accounting for Stock Issued to Employees”. SFAS No. 123R will provide investors and other users of financial statements with more complete and neutral financial information by requiring that the compensation cost relating to share-based payment transactions be recognized in the financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. Public entities (other than those filing as small business issuers) will be required to apply SFAS No. 123R as of the first interim or annual reporting period that begins after June 15, 2005. The adoption of SFAS 123R will have a significant impact on our consolidated statement of operations as we will be required to expense the fair value of stock option grants and stock purchases under our employee stock option plan.

On March 29, 2005, the Securities and Exchange Commission (“SEC”) issued the Staff Accounting Bulletin No. 107 (“SAB No. 107), which expresses views of the staff regarding the interaction between SFAS No. 123R and certain SEC rules and regulations and provides the staff’s views regarding the valuation of share-based payment arrangements for public companies. In particular, SAB No. 107 provides guidance related to share-based payment transactions with nonemployees, the transition from non-public to public entity status, valuation methods (including assumptions such as expected volatility and expected term), the accounting for certain redeemable financial instruments issued under share-based payment arrangements, the classification of compensation expense, non-GAAP financial measures, first-time adoption of SFAS No. 123R in an interim period, capitalization of compensation cost related to share-based payment arrangements, the accounting for income tax effects of share-based payment arrangements, the accounting for income tax effects of share-based payment arrangements upon adoption of SFAS No. 123R, the modification of employee share options prior to adoption of SFAS No. 123R and disclosures in Management’s Discussion and Analysis (“MD&A”) subsequent to adoption of SFAS No. 123R. We are currently evaluating the impact of this bulletin on our consolidated financial statements.

On March 30, 2005, FASB published FASB Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations” (“FIN 47”). FIN 47 clarifies the term “conditional asset retirement obligation” as used in FAS No. 143, “Accounting for Asset Retirement Obligations” refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exist about the timing and (or) method of settlement. Uncertainty about the timing and (or) method of settlement of a conditional asset retirement obligation should be factored into the measurement of the liability when sufficient information exists. FIN 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN 47 is effective no later than the end of fiscal years ending after December 15, 2005 (December 31, 2005, for calendar-year enterprises). Retrospective application of interim financial information is permitted but is not required. We believe this will have no material impact on our consolidated financial statements.

On June 9, 2005, FASB issued FASB Statement No. 154, “Accounting changes and error corrections—a replacement of APB Opinion No. 20 and FASB Statement No. 3” (“FAS No. 154”). FAS No. 154 replaces APB Opinion No. 20, “Accounting changes” and changes the requirements for the accounting for and reporting of a change in accounting principles. This Statement applies to all voluntary changes in accounting principles. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. This Statement requires retrospective application to prior periods’ financial statements of changes in accounting principles, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. This Statement defines retrospective application as the application of a different accounting principle to prior accounting periods as if that principle had always been used or as the adjustment of previously issued financial statements to reflect a change in the reporting entity. This Statement also redefines restatement as the revising of previously issued financial statements to reflect the correction of an error. This Statement requires that retrospective application of a change in accounting principle be limited to the direct effects of the change. Indirect effects of a change in accounting principle, such as a change in nondiscretionary profit-sharing payments resulting from an accounting change, should be recognized in the period of the accounting change. This Statement also requires that a change in depreciation, amortization, or depletion method for long-lived, non-financial assets be accounted for as a change in accounting estimate effected by a change in accounting principle. We believe this will have no material impact on our consolidated financial statements.

OPERATING RESULTS

Operating Environment and Overview

We are a global provider of semiconductor package design, assembly and test services. We are a leading developer of advanced packages and have recently achieved significant growth in chipscale packages, including the fpBGA and LPCC package families. We are an acknowledged early developer of the QFN package as evidenced by our U.S. patents covering the assembly processes and the product package design for this technology. Today, LPCC is our fastest growing package family both in terms of units and in assembly revenue. We also provide semiconductor test services, particularly for mixed-signal semiconductors which perform both analog and digital functions.

We provide assembly and test services from our Hong Kong facilities and assembly services from our Dongguan, China facility. We also provide package design services and thermal and electrical modeling from both our Pleasanton, California and Hong Kong facilities. Our sales offices and representatives are strategically located in the United States, Germany, Hong Kong, Singapore and South Korea, allowing us to work directly with customers at their facilities to provide effective design, test and customer service. Through this network we are able to provide highly focused design and production services with rapid time-to-market design and production solutions.

We have historically conducted all our assembly and test operations in Hong Kong. In 2002, we made a strategic decision to move substantially all of our Hong Kong manufacturing operations to Dongguan, China. We anticipate benefiting from the reduced cost of manufacturing in China and from a stable and highly motivated workforce. Because we ship the completed package to the customers of our customers, we also expect to benefit from the close proximity between our new facilities in Dongguan and many of the customers of our customers, while remaining in close proximity to our administrative and engineering offices, which will continue to be in Hong Kong. We believe that the facilities in Dongguan, China will serve as a gateway into the rapidly growing China market.

We are conducting this move in two phases. To launch Phase I of this transition of our operations to China, in August 2002, we entered into a 15-year lease agreement and a 6-year management agreement with Dongguan Changan County Changshi Development Company, or Changshi, our development partner in the Zhenan Technology and Industrial Park, Changan County, Dongguan City in Guangdong, China. In August 2003, construction and finish of the interior and fixtures of our modern Phase I 180,000 square foot facility was completed by Changshi to our specifications. Upon completion, we started moving assembly equipment to this newly built Phase I facility. We have completed our internal qualification and customer qualification runs for the LPCC, TAPP and fpBGA product lines at this new facility. During the year ended April 30, 2005, we continued to make progress in ramping our Phase I facility towards volume production, and we achieved volume production during the last quarter of fiscal year 2005. We have increased the number of customers that have qualified their semiconductor components for assembly in our Phase I facility to 27 as of April 30, 2005. Unit volume production in our Phase I facility also continued to increase during the year ended April 30, 2005. As of the date of this report we have transferred approximately 47% of our existing installed assembly and test capacity to China. In May 2004, we entered into another lease agreement with Changshi to build a 300,000 square foot Phase II facility immediately adjacent to our Phase I facility. Construction of the Phase II facility is now complete, and finish of the interior and fixtures of the Phase II facility is expected to be completed in the October 2005 quarter. The Phase II facility lease also includes the participation of the Changshi subsidiary, Dongguan Changan ASAT Semiconductor Assembly and Test Factory, which holds the subject land use rights. Under the terms of the lease agreement, we will lease the completed Phase II facility from Changshi for a period of 15 years. In August 2004, we entered into an agreement to engage a third party vendor, Wellmean, to complete the interior finish and fixtures in the Phase II facility. The Phase II facility is expected to house substantially all of the balance of our Hong Kong manufacturing operations plus provide space for the future expansion of our assembly and test operation. See “Business Overview—Operations”.

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

Through the first three quarters of calendar year 2000, the semiconductor industry experienced strong growth which allowed us to improve our production levels, revenue, gross margins and operating margins above our historical levels. Beginning in the fourth quarter of calendar year 2000, the semiconductor industry experienced a sudden and severe downturn. Accordingly, our customers cut back production orders, reflecting inventory corrections and lower demand experienced in their end-user markets. We experienced a semiconductor industry-wide slowdown in demand in our end-user markets, primarily in the communications sector, which had historically accounted for approximately 75% to 80% of our sales prior to 2000. As a result, assembly utilization declined from a high of approximately 88% in the July 2000 quarter to an average of approximately 20% to 25% during the fiscal year ended April 30, 2002. We believe the semiconductor industry began a modest recovery in the second quarter of calendar year 2002 and the overall demand for semiconductors improved from the second quarter of calendar year 2003 through the first quarter of calendar 2004. In response to this improved demand, we increased our capacity, and assembly utilization rates increased to an average of approximately 71% in the July 2003 quarter, to an average of approximately 72% in the April 2004 quarter. A utilization rate of greater than

80% is considered to be operating effectively at full capacity due to the downtime required to change shifts and service machinery.

However, in the July 2004 quarter the semiconductor industry experienced another downturn, and our assembly utilization rate declined to an average of 68% during that quarter, and was 68% in fiscal year 2005. In addition, our net sales on a quarterly basis have decreased since the July 2004 quarter. The decrease in our net sales can be attributed to a variety of factors, including: excess capacity in the assembly and test industry and related price pressure, a significant shift in our product mix and an inventory correction within the semiconductor industry. Based on customer forecasts and current market trend, we believe that there may continue to be decreased demand for our assembly and test services as our customers still lack certainly in their forecasts. We may experience a decrease in net sales as a result of continued excess capacity and the potential for further inventory corrections within the semiconductor industry. We will continue to monitor our expenditures, particularly our capital expenditures, in light of current and anticipated industry-wide conditions.

Beginning in 2001, in response to the severe downturn in the semiconductor sector, we began to reduce costs. Since the end of the January 2002 quarter, we have been implementing our corporate restructuring program to increase our focus on developing advanced packages, diversifying our customer base, significantly improving our customer focus and reducing our costs. These strategies are being executed via our “Peak Performance Initiative” program which is designed to lower customers’ cost and risk while improving our profitability. Under this program, we have set internal goals focused on increasing shareholder value, providing superior customer service and remaining a technology leader. Our new technology introductions as well as the “Peak Performance Initiative” program have enabled us to re-engage former customers and increase sales. To implement the Peak Performance Initiative, our management seeks to establish company-wide and departmental goals with quantifiable milestones and deliverables which, if obtained, will help to ensure that we will meet or exceed our business objectives. If we return to profitability, the degree to which these goals and objectives of the Peak Performance Initiative have been achieved will be the measure against which our MBO (Management By Objectives) bonus plan will reward performance. Specific Peak Performance Initiative goals relate to, among other things, our financial performance, customer satisfaction, new product development, new customer development, manufacturing quality and conducting operations within budget.

Due to a variety of factors, our operating results, particularly our quarterly operating results, will vary. These factors could include: general economic conditions in the semiconductor industry, our progress in ramping the new China facility, the short-term nature of our customers’ commitments, capacity utilization, intensive capital expenditures, erosion of the selling prices of packages, errors in assembly and test processes, reduced purchases by or losses of customers, changes in our product mix and timing of our receipt of semiconductor chips from our customers. See “Risk Factors”.

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

We offer assembly services for a broad range of semiconductor packaging including the chipscale (small) packages and non-chipscale (large) packages. Most of our revenue derived from test services comes from test services performed in connection with our assembly services and the revenue generated from testing packages assembled elsewhere is not significant to us. During the year ended April 30, 2005, our sales of chipscale packages increased as a percentage of assembly sales as compared to same period last year. The following table illustrates the sales by packages as percentage of total net sales in the fiscal years ended April 2001, 2002, 2003, 2004 and 2005:

	Fiscal Year Ended April 30,
	2001	2002	2003	2004	2005
	(As percentage)
Chipscale packages (CSP) assembly services	1%	12%	31%	40%	54%
Non-CSP laminate packages assembly services	46	32	21	17	11
Non-CSP leadframe packages assembly services	48	51	38	32	24

Subtotal for assembly services	95	95	90	89	89
Test services	5	5	10	11	11

Total net sales	100%	100%	100%	100%	100%

Pricing and Revenue Recognition. We charge our customers on a per unit basis, with price per unit varying depending on the complexity of the package requested by the customer. Our pricing is significantly influenced by general demand in the semiconductor industry and by the sophistication of our assembly and test services. Other factors affecting pricing include the cost of components and raw materials, the order size, strength and history of our relationships with our customers and our capacity utilization. Revenues are recognized net of discounts from packaged semiconductors sold directly to customers when persuasive evidence of an arrangement exists, the price is fixed or determinable, delivery has occurred and services are rendered, and collectibility is reasonably assured.

Cost of Sales and Gross Profit. The most significant components of cost of goods sold are raw materials, fixed manufacturing costs, labor and depreciation. Industry trends significantly affect the average selling price of our services. They also affect our raw material costs, which account for a majority of our cost of sales.

Impairment of Property, Plant and Equipment. We routinely consider whether indicators of impairment of long-lived assets are present in accordance with Statements of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. For this purpose, assets are grouped at the lowest level for which separate cash flow information is available. For long-lived assets to be held and used, we determine whether the estimated undiscounted cash flows attributable to the assets in question are less than their carrying values. If such indicators are present, we recognize an impairment charge equal to the difference between the fair value and the carrying value of such assets. Fair value is best determined by quoted market prices in active markets. If quoted market prices are not available, other methods that can be used include discounted future cash flows or appraisals. If the assets determined to be impaired are to be held and used, we recognize an impairment loss based on the excess of the carrying amount of the assets over their respective fair value. The fair value of the asset then becomes the asset’s new carrying value, which we depreciate over the remaining estimated useful life of the asset. In the fiscal year ended April 30, 2003, we re-examined our business strategy to reflect the growing market demand for finer pitch technologies and to focus on high-end and advanced packaging solutions. During the year ended April 30, 2003, we conducted evaluations of our long-lived assets and recognized a total of $81.8 million of non-cash impairment charges in two separate fiscal quarters within the year to reduce the net book value of property, plant and equipment to its fair value. On December 20, 2003, we entered into a sale and purchase agreement with a third party to dispose of our factory building for test operation in Hong Kong for approximately $4.0 million. The sale was completed on February 21, 2004 and we now lease back a portion of the property under an operating lease for a monthly rental fee of approximately of 31 thousand. The lease term is three years commencing from February 21, 2004. As a result of the sales of the property in

February 2004, an impairment charge of $2.4 million was recognized and recorded in the January 2004 quarter. While we continue to make progress in moving our manufacturing operations facilities to China, we currently continue our manufacturing operations in Hong Kong and intend to remain our administrative and engineering offices in Hong Kong. The continuous weakness in net sales and the substantial amount of operating losses, which mainly resulted from a shift in product mix and decrease in average selling prices in the second half of fiscal year 2005, triggered us to perform an impairment review of our long-lived assets in the April 2005 quarter. We compared the undiscounted cashflow to the carrying values of our long-lived assets. For long-lived assets which the carrying values exceeded the undiscounted cashflow, we determined the fair values of these long-lived assets based on the discounted cash flow model. Accordingly, we recorded a non-cash impairment charge of $16.5 million in relation to the long-lived assets associated with certain chipscale packages in the April 2005 quarter. In addition, in connection with this review we determined that certain wire bonders and test equipment were either technologically obsolete or with low utilization and would not be fully utilized in our operations. As a result, we determined to write off or write down these equipment items, which resulted in another $3.4 million impairment charge in the April 2005 quarter. We may incur impairment losses in future periods if factors influencing our estimates change or if our expectations for future revenues and the ability to utilize our assets change. While our cash flow assumptions and estimated useful lives are consistent with our business plan, there is significant judgment involved in determining these cash flows.

Reorganization Expenses. Due to a decline in demand in the end markets of the communications and personal computer/computing sectors, many of our customers have initiated cost reduction programs. In response, we initiated a reorganization program, which included reductions in material costs, manufacturing labor and overhead, and administrative costs. For the fiscal years ended April 30, 2002 and 2003, we incurred $2.3 million and $713 thousand, respectively, in reorganization expenses in relation to our workforce reduction. We did not incur any reorganization expenses in the fiscal year ended April 30, 2004.

For the year ended April 30, 2005, as part of our plan to transition our manufacturing operations to China, we incurred $928 thousand of reorganization expenses (pre-tax) consisting of severance payments in relation to work force reduction of approximately 300 employees primarily in our Hong Kong operations.

Research and Development. Because our new packaging technologies usually involve extensions and evolutions of existing technologies, we have been able to develop new products in recent years without significantly increasing our research and development expenditures. Our focus on working closely in the package design process with customers to develop packages for application specific standard products enables us to use our research and development resources efficiently. During our last three fiscal years, our research and development expenditures to develop technologies that would satisfy our customers’ future requirements have ranged between $4.5 million and $5.3 million. During the year ended April 30, 2004, our research and development expenditures were $4.6 million. During the year ended April 30, 2005, our research and development expenditures were $4.5 million. We believe that by focusing our research and development resources on a few carefully selected and closely monitored projects, we will be able to both upgrade our assembly technology processes and refine the development of our leading edge package technologies without increasing our year-over-year research and development expenditures. To help optimize the use of our research and development resources, we will continue to partner with our customers in the development of advanced technologies.

Customers. For each year ended April 30, 2005, 2004 and 2003, our single largest customer accounted for approximately 21.1%, 19.0% and 25.1%, respectively, of net sales, while for those same years our top ten customers accounted for approximately 69.5%, 74.3% and 77.5%, respectively, of net sales. Each of Analog Devices, Inc., Broadcom Corporation and SigmaTel Inc. accounted for 10% or more of net sales in the year ended April 30, 2005, while each of Analog Devices, Inc. and Broadcom Corporation accounted for 10% or more of net sales in the fiscal year ended April 30, 2004.

Results of Operations

The following table sets forth ASAT’s results of operations as a percentage of net sales during the years shown:

	Fiscal Year Ended April 30,
	2001	2002	2003	2004	2005
Net sales	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of Sales	71.9	129.4	93.5	81.2	93.8

Gross profit (loss)	28.1	(29.4)	6.5	18.8	6.2

Operating expenses:
Selling, general and administrative	11.1	29.7	16.1	11.5	14.1
Research and development	1.7	6.3	3.5	2.1	2.3
Reorganization expenses	0.8	2.3	0.5	—	0.5 (4)
Litigation settlement	—	—	—	—	2.4 (5)
Impairment of property, plant and equipment	—	—	54.5 (3)	1.1	10.3 (6)
Facilities charge	—	—	—	0.1
Non-recoverable and unutilized architectural costs	—	4.4 (1)	—	—	—
Write-off in relation to ASAT S.A.	—	23.7 (2)	—	—	—

Total operating expenses	13.6	66.4	74.6	14.8	29.6

Income (Loss) from operations	14.5	(95.8)	(68.1)	4.0	(23.4)
Other income (expense), net	1.9	(1.5)	1.1	0.3	0.4
Charges on early extinguishment of debt	(3.9)	—	—	—	—
Charges on early redemption of 12.5% senior notes	—	—	—	(4.8)	—
Interest expense	(5.3)	(13.9)	(9.1)	(7.2)	(7.7)

Income (Loss) before income taxes	7.2	(111.2)	(76.1)	(7.7)	(30.7)
Income tax (expense) benefit	(1.6)	10.7	10.1	—	(0.4)

Net income (loss)	5.6%	(100.5)%	(66.0)%	(7.7)%	(31.1)%

(1)	Reflects a non-recoverable charge of $4.5 million for previously incurred architectural costs on a land use right disposed of in fiscal year 2002.
(2)	Reflects a write-off in relation to ASAT, S.A. in fiscal year 2002. ASAT, S.A.’s financial position and results of operations have not been consolidated into our financial statements since November 2001.
(3)	Reflects a non-cash impairment charge of $81.8 million for property, plant and equipment in fiscal year 2003.
(4)	Reflects a charge associated with headcount reduction of approximately 300 workers primarily in our Hong Kong operations.
(5)	Reflects a settlement amount to be settled in the form of cash, warrants and rebates on future business associated with a settlement agreement that was executed with Freescale.
(6)	Reflects a charge for the write-off and impairment related to certain property, plant and equipment in fiscal year 2005.

Fiscal Year ended April 30, 2005 Compared to Fiscal Year Ended April 30, 2004

Net sales. Net sales decreased by 9.4% to $194.4 million for the year ended April 30, 2005 as compared to $214.7 million for the year ended April 30, 2004.

Net sales for assembly services decreased by 9.0% from $191.9 million for the year ended April 30, 2004 to $174.6 million for the year ended April 30, 2005, the increase in unit sales volume for assembly services of 21.6% was offset by a shift in product mix and a decrease in average selling prices. Net sales for assembly services accounted for 89.8% and 89.4% for the total net sales for the years ended April 30, 2005 and

2004, respectively. Net sales from chipscale packages represented 60.6% of assembly sales for the year ended April 30, 2005 as compared to 45.1% of assembly sales for the year ended April 30, 2004. Unit sales volume for our LPCC product increased by 65.8% during the year ended April 30, 2005 compared with the year ended April 30, 2004. LPCC accounted for approximately 24.2% and 15.2% of total assembly revenue for the years ended April 30, 2005 and 2004, respectively.

Net sales from test services decreased by 12.7% to $19.8 million for the year ended April 30, 2005 compared to $22.8 million for the year ended April 30, 2004, as a 19.7% increase in unit test volume was offset by a decrease in average selling prices and product mix.

We continued to diversify our customer base and industry mix during the year ended April 30, 2005. Net sales from the communications sector were 54% and 61% for the years ended April 30, 2005 and 2004, respectively. Sales to industrial, automotive and other miscellaneous sectors were 23% and 17% for the years ended April 30, 2005 and 2004, respectively. Sales to the consumer sector were 15% and 14% for the years ended April 30, 2005 and 2004, respectively. Sales to the personal computers/ computing sector were 8% for the years ended April 30, 2005 and 2004. We estimate that approximately 44.3% of our net sales during the year ended April 30, 2005 represented packages shipped to distribution centers with destinations within Asia (including Hong Kong), compared with 49.3% in the same period last year. Our top ten customers in the year ended April 30, 2005 accounted for approximately 69.5% for our net sales compared with 74.3% in the same period last year.

Gross profit. Gross profit for the year ended April 30, 2005 was $12.1 million as compared to a gross profit of $40.4 million for the year ended April 30, 2004. Gross margin decreased to 6.2% for the year ended April 30, 2005 from 18.8% in the same period in the prior year, primarily as a result of excess capacity in the assembly and test industry leading to a decrease in average selling prices and significant shift in our product mix. The ramping up of our new Phase I facility also reduced gross profit, as the factory only achieved volume production by the end of fiscal year 2005. We also recorded an inventory write-off of $2.4 million for the year ended April 30, 2005 as compared to $1.4 million for the year ended April 30, 2004. In analyzing whether to write off inventory, we determine the amount of excess and obsolete inventory based on the forecasted demand we receive from our customers. We write off inventory in a fiscal period once we determine that the inventory will either not be utilized in production based on our customers’ forecast or is not recoverable from our customers. We also write off inventory if the net realizable value of the inventory is smaller than its carrying value.

Selling, General and Administrative. Selling, general and administrative expenses increased by 10.8% to $27.5 million for the year ended April 30, 2005 as compared to $24.8 million for the year ended April 30, 2004. The increase mainly resulted from the preparation and ramp up of our Phase I facility, particularly from increased employee costs, rental fees, rates and management fees and legal and professional fees. Selling, general and administrative incurred in fiscal year 2005 also increased as a result of higher overall legal and professional fees, employee costs and insurance expenses.

Research and Development. Research and development expenses decreased slightly to $4.5 million for the year ended April 30, 2005 as compared to $4.6 million for the year ended April 30, 2004. A significant portion of these expenditures was incurred to further develop additional advanced semiconductor packaging technologies.

Reorganization expenses. During the year ended April 30, 2005, as part of our plan to move our manufacturing operations to China, we incurred $928 thousand of reorganization expenses (pre-tax) consisting of severance payments resulting from a workforce reduction of approximately 300 employees primarily in our Hong Kong operations. No such reorganization expenses for severance payments were taken in the year ended April 30, 2004.

Litigation settlement. In the April 2005 quarter, we entered into formal discussion with Freescale about potential settlement of a royalty dispute lawsuit originally brought by Motorola back in April 2003. Freescale was added as a party to the claims identical to those Motorola asserted against the Company in December 2004.

Freescale formerly was the semiconductor products sector of Motorola. Freescale began separation from Motorola with an initial public offering on its own in July 2004. As a result of the recent negotiations, we have entered into a formal settlement agreement and mutual release with Motorola and Freescale to fully and finally compromise, settle and discharge the claims, controversies, demands and disputes between the parties. Under the settlement agreement and mutual release, we will pay Freescale a total of $2.0 million in cash. We also agreed to provide Freescale with a rebate of 20% on all future products sales and services invoiced by us to Freescale until the aggregate amount of the rebate provided to Freescale by us totals $1.75 million. This 20% rebate shall not expire until the maximum total rebate of $1.75 million is paid back to Freescale. Based on the discounted cash flows analysis and the expected timeframe of the rebate utilization by Freescale, the fair value of the rebate was estimated to be $1.62 million approximately as of April 30, 2005. We will also issue a 5-year warrant to Freescale for $1.75 million to purchase 10,937,500 ordinary shares, which is the equivalent of 2,187,500 ADSs, initially exercisable at a price of $0.16 per ordinary share (equivalent to $0.8 per ADS). We engaged an independent appraiser to assess the fair value of the warrants and the fair value of the warrants was estimated to be approximately $982 thousand as of April 30, 2005.

The accrued litigation settlement totaling $4.6 million, representing $2.0 million cash settlement, $1.62 million fair value of future rebate, $982 thousand fair value of the warrants, was immediately expensed to our consolidated statements of operations for the year ended April 30, 2005.

Impairment of property, plant and equipment. During the year ended April 30, 2004, as a result of the sale of the test operation factory building in February 2004, we recognized and recorded an impairment charge of $2.4 million in the January 2004 quarter. The continuous weakness in net sales and the substantial amount of operating losses, which mainly resulted from a shift in product mix and decrease in average selling prices in the second half of fiscal year 2005, triggered us to perform an impairment review of our long-lived assets in the April 2005 quarter. We compared the undiscounted cashflow to the carrying values of our long-lived assets. For long-lived assets which the carrying values exceeded the undiscounted cashflow, we determined the fair values of these long-lived assets based on the discounted cash flow model. Accordingly, we recorded a non-cash impairment charge of $16.5 million in relation to the long-lived assets associated with certain chipscale packages in the April 2005 quarter. In addition, in connection with this review we determined that certain wire bonders and test equipment were either technologically obsolete or with low utilization and would not be fully utilized in our operations. As a result, we determined to write off or write down these equipment items, which resulted in another $3.4 million impairment charge in the April 2005 quarter.

Other income, net. Other income, net remained flat at $0.7 million for the years ended April 30, 2005 and 2004. Interest income increased to $639 thousand for the year ended April 30, 2005 from $371 thousand for the year ended April 30, 2004. The interest income was partially offset by the net loss on disposal of property, plant and equipment of $136 thousand for the year ended April 30, 2005 as compared to a net gain of $83 thousand for the year ended April 30, 2004. In addition, rental income decreased to $4 thousand for the year ended April 30, 2005 as compared to $120 thousand for the year ended April 30, 2004.

Interest expense. Interest expense decreased to $15.0 million for the year ended April 30, 2005 as compared to $15.4 million for the year ended April 30, 2004. Of the $15.0 million recorded in current year, $13.9 million was attributed to interest on the 9.25% senior notes, while the remaining balance represented interest paid for the capital lease obligations and the short-term bank loan, as well as the amortization of deferred charges. Of the $15.4 million recorded in the year ended April 30, 2004, $11.5 million was attributed to the 12.5% senior notes that were redeemed in February 2004 using the proceeds of the private placement of the 9.25% senior notes due 2011 issued in January 2004, while $3.9 million was accrued for the 9.25% senior notes.

Income taxes. Income tax expense increased to $748 thousand for the year ended April 30, 2005 as compared to $4 thousand for the year ended April 30, 2004. During the year ended April 30, 2005 tax expense represented an effective tax rate of 1.3% compared with 0.0% effective tax rate for the year ended April 30, 2004. The income tax expense for the year ended April 30, 2005 was mainly attributable to the U.S. and German operations, while the income tax expense for the year ended April 30, 2004 was mainly attributable to the U.S. and Korean operations. The valuation allowance increased from $7.8 million as of April 30, 2004 to $13.2 million as of April 30, 2005 due to the increase in net operating losses carried forward.

Fiscal Year Ended April 30, 2004 Compared to Fiscal Year Ended April 30, 2003

Net sales. Net sales consist primarily of sales of our assembly services and test services. Net sales increased 43% to $214.7 million for fiscal year 2004 from $150.1 million for fiscal year 2003. This increase in net sales was primarily a result of increase in sales of our products to end-markets such as network search engines, MP3, video game, PDA, optical storage device, global positioning system, computing equipment and RF devices, an increase in sales of our products incorporating CSP technologies from $46.5 million for fiscal year 2003 to $86.6 million for fiscal year 2004, and an improvement in overall market conditions. Net sales from the communications sector for fiscal years 2004 and 2003 were 61% and 63%, respectively. Sales to the personal computers/computing sector for fiscal year 2004 and 2003 were 8% and 4%, respectively. Sales to the consumer sector for fiscal years 2004 and 2003 were 14% and 15%, respectively. Sales to automotive/industrial and other miscellaneous sectors for fiscal year 2004 and 2003 aggregated 17% and 18%, respectively. Sales volumes were increased by 40.1% in fiscal year 2004 as compared to fiscal year 2003.

Net sales from assembly services for fiscal year 2004 were $191.9 million, an increase of 42% compared to fiscal year 2003. Assembly revenue accounted for 89.4% and 90.3% of the net sales for fiscal years 2004 and 2003, respectively. Net sales from chipscale packages represented 45.1% of assembly sales in the fiscal year ended April 30, 2004 compared with 34.3% in the fiscal year ended April 30, 2003. We believe that chipscale packages will be the most important contributors to our growth in the near future. Net sales from test services increased 57% to $22.8 million during fiscal year 2004 from $14.5 million during fiscal year 2003.

The top ten customers in fiscal year 2004 accounted for 74.3% of net sales compared with 77.5% in fiscal year 2003. We continued to diversify our customer base in fiscal year 2004, and reduced the percentage of net sales generated by our top three customers to 45.4% in fiscal year 2004, from 51.0% in fiscal year 2003. We estimate that approximately 49.3% and 43.3% of our net sales during fiscal year 2004 and 2003, respectively, represented packages shipped to distribution centers and destinations within Asia (including Hong Kong).

Gross Profit. Gross profit for the year ended April 30, 2004 improved to $40.4 million compared with gross profit of $9.7 million in the prior year. Gross margin was 18.8% for the year ended April 30, 2004 compared to 6.5% for the year ended April 30, 2003. This increase in gross margin was primarily due to economies of scale from increased unit volume production and the decrease in depreciation expenses as a result of an impairment charge taken on certain of our property, plant and equipment in fiscal year 2003 as well as a decrease in fixed manufacturing expenses and direct labor costs as a percentage of net sales. Depreciation expenses were 10.8% and 18.9% of total net sales for the years ended April 30, 2004 and 2003, respectively. Fixed manufacturing expenses as a percentage of net sales were reduced by 1.5% in the fiscal year ended April 30, 2004. Direct labor costs as a percentage of net sales were reduced by 2.2% in the fiscal year ended April 30, 2004. Continuous cost reduction efforts undertaken in conjunction with our “Peak Performance Initiative” program were reflected in these improved results. We recorded a $4.1 million non-cash inventory charge in the fiscal year ended April 30, 2003 as compared to a $1.4 million charge for the year ended April 30, 2004.

Selling, General and Administrative. For the year ended April 30, 2004, selling, general and administrative expenses increased to $24.8 million or 11.5% of total net sales from $24.2 million or 16.1% of total net sales in the year ended April 30, 2003. The increase was primarily attributable to the growing of the business during the year.

Research and Development. Research and development decreased slightly to $4.6 million or approximately 2.1% of total net sales for fiscal year 2004 as compared to $5.3 million or approximately 3.5% of total net sales in fiscal year 2003. A significant portion of these expenditures was focused on developing additional advanced semiconductor packaging technologies, such as thin array plastic packaging, or TAPP, and fully integrated systems-in-package, or SiP, products.

Impairment of Property, Plant and Equipment. On December 20, 2003, the Company entered into a sale and purchase agreement with a third party to dispose of the Company’s excess real property in Hong Kong for approximately $4.0 million. The sale was completed on February 21, 2004 and we now lease back a portion of the property under an operating lease for a monthly rental fee of approximately $31 thousand. The lease term is three years commencing from February 21, 2004. As a result of sale of the property, an impairment charge of $2.4 million was recognized and recorded in the January 2004 quarter. The annual expected depreciation savings from the property and equipment impairment charges expected to be recognized during fiscal year 2005 amounts to approximately $204 thousand.

In fiscal year 2003, management revised the Company’s business strategy to reflect the growing market demand for finer pitch technologies and to focus on high-end and advanced packaging solutions. In line with the revised business strategy and the continuous weakness in the semiconductor market and the economy, the Company recognized a total of $81.8 million non-cash impairment charges to reduce the net book value of the property, plant and equipment to its fair value.

Reorganization Expenses. In continuation of the reorganization program initiated in 2001, headcount was reduced by 116 in 2003 and we incurred $713 thousand of reorganization expense (pre-tax) as severance payments. There were no reorganization expenses taken in the fiscal year ended April 30, 2004.

Other income (Expense), net. Other income, net decreased from $1.7 million for the year ended April 30, 2003 to other income, net of $689 thousand for the year ended April 30, 2004. These decreases in other income, net were partly due to decreased interest income arising from investment of cash generated from operations net of debt repayment, plus interest earned on unspent proceeds from our initial public offering to date. Interest income was $468 thousand and $371 thousand for the years ended April 30, 2003 and 2004, respectively. In addition, there were legal claims of $200 thousand, write-back of long outstanding payable balances of $481 thousand and unapplied payment from customers of $360 thousand recorded in the fiscal year ended April 30, 2003. No such items were recorded in the fiscal year ended April 30, 2004.

Charges on Early Redemption of 12.5% Senior Notes. This charge of $6.3 million represented a call premium for early redemption of the 12.5% senior notes and its related charges of $4.0 million for the non-cash write-off of deferred financing fees and debt discount. There was no such item during the year ended April 30, 2003.

Interest Expense. Interest expense increased to $15.4 million during the year ended April 30, 2004 as compared to $13.6 million for the year ended April 30, 2003. Of the $15.4 million recorded in current year, $11.5 million was attributed to the 12.5% senior notes which was redeemed in February 2004 from the proceeds of the private placement of the 9.25% senior notes due 2011, while $3.9 million was accrued for the 9.25% senior notes. Of the $15.4 million interest expense recorded during the year ended April 30, 2004, $14.4 million was attributed to interest on the 12.5% and 9.25% senior notes and $1.0 million was attributed to the amortization of the deferred charges. Of the $13.6 million recorded during the year ended April 30, 2003, $12.7 million was attributed to interest on the 12.5% senior notes and $0.9 million in interest was attributed to amortization of the deferred charges.

Income Taxes. Income tax benefit decreased from $15.2 million for fiscal year 2003 to an income tax expense of $4 thousand for fiscal year 2004. During the year ended April 30, 2004 income tax expense represented an effective tax rate of 0.0% compared with 13.3% effective tax benefit rate in the fiscal year ended April 30, 2003. The income tax expense for the year ended April 30, 2004 was mainly attributed to the U.S. and Korean operations, while the income tax benefit for the year ended April 30, 2003 was primarily related to the reversal of deferred tax liabilities related to the $81.8 million impairment charge on property, plant and equipment. The valuation allowance decreased from $8.8 million in the fiscal year ended April 30, 2003 to $7.8 million in the fiscal year ended April 30, 2004 due to the increase in deferred tax liabilities. In light of our three years of cumulative losses, a severe industry downturn and continued poor visibility of customer demand, we determined that a valuation allowance representing substantially all of our deferred tax assets was still appropriate in the fiscal year ended April 30, 2004.

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

LIQUIDITY AND CAPITAL RESOURCES

Cash on hand, excluding restricted cash, as of April 30, 2003, 2004 and 2005 was $25.8 million, $62.6 million and $32.7 million, respectively.

Cash Provided by (Used in) Operating Activities

Fiscal Year Ended April 30, 2005 Compared to Fiscal Year Ended April 30, 2004

For the year ended April 30, 2005, net cash provided by operating activities was $1.9 million as a result of a net loss of $60.4 million that was offset by $52.9 million in net non-cash operating expenses and net cash of $9.4 million provided by changes in net operating assets and liabilities. Net non-cash operating expenses included in net loss in the year ended April 30, 2005 included depreciation and amortization, amortization of stock-based compensation expenses, net loss on disposal of property, plant and equipment and non-cash impairment charge of property, plant and equipment. For the year ended April 30, 2004, cash provided by operating activities was $15.9 million, as a net loss of $16.7 million was offset by $32.9 million in net non-cash operating expenses and net cash of $0.3 million used in changes in net operating assets and liabilities. Net non-cash operating expenses included in net loss in the year ended April 30, 2004 included depreciation and amortization, amortization of stock-based compensation expenses, non-cash impairment of our excess property disposed of in February 2004, non-cash write-off of deferred charges, non-cash write-off of debt discount and net gain on disposal of property, plant and equipment.

Accounts receivable decreased by $8.7 million for the year ended April 30, 2005, from $26.4 million as of April 30, 2004 to $17.7 million as of April 30, 2005, primarily due to a lower amount of sales occurring during current fiscal year.

Inventories decreased by $3.2 million from $21.3 million as of April 30, 2004 to $18.1 million as of April 30, 2005, primarily due to a lower level of purchase orders received from our customers. The inventory balance as of April 30, 2005 included depreciation expenses of approximately $236 thousand. In the future, our inventory level will be determined based on these customers’ forecasts, purchase orders received from customers as well as marketplace conditions. These inventory considerations will also need to be balanced against the risk of inventory obsolescence and potential excess inventory levels.

For the year ended April 30, 2005, we paid $2.4 million as prepaid rent and management fees for the Phase II facility as compared to $0.3 million for the year ended April 30, 2004. Of the total of $2.7 million recorded as of April 30, 2005, $0.6 million was classified as non-current assets, and the remaining $2.1 million was classified as part of prepaid expenses and other current assets.

We paid $1.6 million as prepaid rent and rental deposit under equipment capital leases for the year ended April 30, 2005. There was no such payment for the year ended April 30, 2004.

For the year ended April 30, 2005, we paid $14.1 million in interest payments to the holders of our 9.25% senior notes. For the year ended April 30, 2004, we made $10.3 million in interest payments to the holder of our 12.5% senior notes. We redeemed the 12.5% senior notes in full in February 2004.

Fiscal Year Ended April 30, 2004 Compared to Fiscal Year Ended April 30, 2003

Net cash provided by operating activities was $15.9 million for the year ended April 30, 2004 as compared to net cash used in operating activities of $2.3 million for the year ended April 30, 2003. This increase in net cash provided by operating activities was primarily due to improvement in profitability from a loss from operations of $102.3 million for the year ended April 30, 2003 to income from operations of $8.4 million for the year ended

April 30, 2004. Use of cash for changes in net operating assets and liabilities in the year ended April 30, 2004 included increases in accounts receivable and inventories, which were partially offset by increases in accounts payable, accrued liabilities and amount due to QPL and decreases in restricted cash balances.

Accounts receivable increased from $18.2 million as of April 30, 2003 to $26.4 million as of April 30, 2004, which mainly due to the 43% increase in net sales over the same period.

Inventories also increased from $10.4 million as of April 30, 2003 to $21.3 million as of April 30, 2004, primarily due to our increasing inventory level in order to meet greater demand projected in our customer forecasts. Accounts payable and balances of amounts due to QPL increased as a result of additional purchases of raw materials made in response to stronger customer forecasts in fiscal year 2004.

During the year ended April 30, 2004, cash interest payments were $10.3 million compared to $12.6 million for the year ended April 30, 2003. In connection with the redemption of the 12.5% senior notes in the year ended April 30, 2004, we incurred and paid a cash redemption premium of $6.3 million.

Cash Used in Investing Activities

Fiscal Year Ended April 30, 2005 Compared to Fiscal Year Ended April 30, 2004

Net cash used in investing activities was $40.7 million for the year ended April 30, 2005, as compared to $24.1 million for the year ended April 30, 2004. This increase was due to capital expenditures of $40.7 million for the development of new SAP enterprise resource planning solution and Camstar’s manufacturing tracking and execution system, partial payment for interior finish and fixtures of the Phase II factory facilities, and the acquisition of new assembly and test equipment mainly for expanding capacity of our LPCC product line. Capital expenditures were $28.5 million during the year ended April 30, 2004. We received $13 thousand as proceeds from the sale of used office equipment during the year ended April 30, 2005, as compared to $4.4 million as proceeds from the sales of certain used manufacturing equipment and the excess property in Hong Kong during the year ended April 30, 2004.

Fiscal Year Ended April 30, 2004 Compared to Fiscal Year Ended April 30, 2003

Net cash used in investing activities was $24.1 million for the year ended April 30, 2004, as compared to $6.4 million for the year ended April 30, 2003. The increase was primarily due to capital expenditures of $28.5 million for the purchase of new operating systems and the acquisition of new assembly and test equipment to meet growing customer demand during the year ended April 30, 2004, which compared to capital expenditures of $6.9 million during the year ended April 30, 2003. The investing activities were made primarily for the purchase of equipment and machinery to support the capital expenditure requirements for our business.

Cash Provided by Financing Activities

Fiscal Year Ended April 30, 2005 Compared to Fiscal Year Ended April 30, 2004

Net cash provided by financing activities was $9.1 million for the year ended April 30, 2005 as compared to $45.0 million for the year ended April 30, 2004. Cash provided by financing activities during the year ended April 30, 2005 included proceeds from equipment sale-leaseback transactions of $6.5 million, an increase in short term bank borrowings of $4.2 million, net of repayment and proceeds from the exercise of stock options of $233 thousand. In addition, $617 thousand in deferred financing expenses associated with the issuance of the 9.25% senior notes due 2011 was paid during the year ended April 30, 2005. These deferred financing expenses are being deferred and amortized over the life of the notes. We also paid $510 thousand in other deferred finance cost and $746 thousand as repayment of our capital lease obligations during the year ended April 30, 2005. Cash provided by financing activities during the year ended April 30, 2004 included $150.0 million proceeds from the 9.25% senior notes offering in January 2004. Out of the $150.0 million proceeds, $100.8 million were used to redeem the 12.5% senior notes in full in February 2004, and $6.4 million was used to pay debt issuance costs in connection with the new notes issued. Proceeds from the exercise of stock options amounted to $2.2 million during the year ended April 30, 2004.

Fiscal Year Ended April 30, 2004 Compared to Fiscal Year Ended April 30, 2003

Net cash provided by financing activities was $45.0 million for the year ended April 30, 2004 as compared to $nil for the year ended April 30, 2003. Net cash provided by financing activities during the year ended April 30, 2004 included $150.0 million proceeds from the 9.25% senior notes offering in January 2004. Out of the $150.0 million proceeds, $100.8 million were used to redeem the 12.5% senior notes in full on February 25, 2004, and $6.4 million was used to pay debt issuance costs in connection with the new notes issued. In connection with the notes issuance, the Company recorded $6.4 million in deferred financing fees and expenses associated with the notes, which are being amortized as a yield adjustment over the life of the notes. In connection with the retirement of the 12.5% senior notes, the Company incurred charges of approximately $10.3 million, including $6.3 million for the call premium and $4.0 million for a non-cash write-off of deferred financing fees and debt discount of the 12.5% senior notes. The charges were recorded on the same date when the 12.5% senior notes were redeemed on February 25, 2004. Fiscal year 2004 also included $2.2 million of proceeds from the exercise of stock options.

Capital Expenditures and Material Financing Arrangements

Capital expenditures increased to $40.7 million for the year ended April 30, 2005 from $28.5 million during the year ended April 30, 2004. For the year ended April 30, 2005, we incurred capital expenditures for the development of a new SAP enterprise resource planning solution, development of a Camstar manufacturing tracking and execution system, partial payment for interior finish and fixtures of the Phase II factory facilities and the acquisition of new assembly and test equipment for expanding capacity of our LPCC product line. Capital expenditures increased to $28.5 million for the year ended April 30, 2004 from $6.9 million for the year ended April 30, 2003, primarily to expand our chipscale packaging capacities and to expand our test capacities and for the purchase of new operating systems.

During the year ended April 30, 2005, we sold certain equipment for $6.5 million to TGGT Equipment (HK) Limited (“TGGT”) that was then leased back from TGGT. Under the lease agreements, we are required to pay to TGGT on a quarterly basis the greater of (i) lease payment based on the reported usage of the equipment and (ii) a minimum commitment. The initial terms of the lease agreements expire upon the earlier of the date that the committed usage has been achieved or 14 quarters after the commencement date of the lease agreements. As of April 30, 2005, outstanding obligations amounted to approximately $5.8 million.

Pursuant to these sale-leaseback arrangements, TGGT entered into a separate term loan facility agreement for up to $5.0 million with Standard Chartered Bank. We and ASAT HK have fully and unconditionally guaranteed to Standard Chartered Bank the obligations of TGGT for this $5.0 million term loan facility.

Our subsidiary, ASAT China, is party to a Loan Agreement, dated February 23, 2005, with China Construction Bank, providing for a loan in the original principal amount of RMB40 million (equivalent to approximately $4.8 million). The loan bears interest at a rate of 5.022% per annum and matures on February 28, 2006. We have guaranteed ASAT China’s obligations under the loan agreement. In April 2005, we made a partial repayment of principal in the amount of $604 thousand under this loan agreement.

As of April 30, 2005, we had commitments for capital expenditures of approximately $21.1 million, including the completion of the interior finish and fixtures contract for the Phase II facility building. These expenditures are expected to be used for new equipment into the two China facilities and the expansion of assembly and test capacity to meet future customer demand. We currently intend to fund these capital expenditures with the existing cash resources, positive cash flow generated from the savings, if any, expected to be realized from reductions in cost structure associated with the completion of the move of our manufacturing operations to Dongguan, China, and from financing commitments from two of our principal shareholder groups. See “Risk Factors—Our financing commitments from QPL and several private equity funds managed by JPMP Master Fund Manager, L.P. (“JPMP”) are subject to a number of conditions that we may not be able to satisfy, and therefore we may not be able to obtain all or any portion of the funds purported to be available under these commitments” regarding certain risks associated with our ability to obtain funds under these financing commitments from two of our principal shareholder groups. These plans are highly dependent on market conditions and the availability of capital on favorable terms, and as a result our actual capital expenditures may vary.

On June 23, 2005, we entered into a new supply agreement with QPLL and Talent Focus. Both QPLL and Talent Focus are wholly-owned subsidiaries of QPL, one of our principal shareholders. The supply agreement principally governs the supply and delivery of leadframe, heat sinks and other related products to us based on our orders during the term of the supply agreement. The supply agreement also governs the treatment of the inventory supply arrangements under the supply agreement between the parties, as well as the extended payment term granted to us by QPLL and Talent Focus. Under the supply agreement, QPLL and Talent Focus have agreed to extend the number of account payable days to ninety days from the date of issuance of an invoice. Invoices under the supply agreement shall be paid under standard purchase order terms. The supply agreement is effective until June 22, 2006, and shall be renewed for additional 12 month terms, unless the agreement is terminated by us upon written notice prior to the expiration date in accordance with the provisions of the agreement. In connection with the financing commitments of two of our principal shareholder groups, we, Talent Focus and QPLL have agreed to amend and restate this supply agreement to provide that the payment terms thereunder shall be no more than (a) 30 days at any time for invoices issued prior to November 1, 2005, and (b) at any time for invoices issued after October 31, 2005 but prior to September 15, 2006, the longer of (i) 60 days, or (ii) the average of such actual payable days achieved, consistent with past practice, between us and our subsidiaries on the one hand and our material vendors on the other hand, as they are defined in our securities purchase agreement but in no event longer than 90 days.

On July 31, 2005, we entered into $30.0 million of financing commitments with JPMP Master Fund Manager, L.P. related funds and QPL, two of our principal shareholder groups, and affiliates of these two entities. These financings are scheduled to close on September 15, 2005, subject to a number of conditions. See “Risk Factors—Our financing commitments from QPL International Holdings Limited (“QPL”) and several private equity funds managed by JPMP Master Fund Manager, L.P. (“JPMP”) are subject to a number of conditions that we may not be able to satisfy, and therefore we may not be able to obtain all or any portion of the funds purported to be available under these commitments.” Of these financing commitments, $15.0 million is related to the issuance and sale pursuant to a securities purchase agreement of up to 300,000 Series A redeemable convertible preferred shares to Asia Opportunity Fund, L.P., QPL, and affiliates or related funds of these entities, subject to our compliance with certain conditions under the commitment. Half of this $15.0 million of financing will be provided by Asia Opportunity Fund, L.P. and its related funds, and half of the financing will be provided by QPL and/or its affiliates. Each preferred share issued pursuant to the commitment will be convertible at the option of the holder into ordinary shares at an initial conversion price equal to $0.09 per ordinary share (equivalent to $0.45 per ADS), but would be reset on October 31, 2006 to 80% of the average trading price per share equivalent of our ordinary shares during the preceding three months if such amount were below the conversion price of $0.09 per ordinary share (equivalent to $0.45 per ADS), subject to a floor of $0.065 per ordinary share (equivalent to $0.325 per ADS). The conversion price and ratio shall be proportionally adjusted for share splits, dividends, re-combinations and similar events. Subject to certain exceptions specified in our articles of association, the conversion price will also be adjusted on a weighted-average basis in the event of any future issuance of ordinary shares or securities convertible, exchangeable or exercisable into ordinary shares, subject to certain exceptions, for no consideration or for consideration per share less than either the then-effective conversion price of the ordinary shares, as determined based on the average closing prices of our ADSs for a thirty day trading period ending three days prior to the date of determination. The preferred shares are entitled to a semi-annual dividend equal to 13% per annum of the purchase price payable in arrears. Such dividend shall be payable, at our option, in cash unless payment in cash is prohibited by law or by the terms of our debt instruments, or in additional preferred shares or ordinary shares of the Company. Our indenture currently will prohibit such payment in cash and is likely to do so for the foreseeable future. In connection with this financing commitment, we will issue to these shareholder groups warrants to purchase 5,000,000 ordinary shares, which is the equivalent of 1,000,000 ADSs, exercisable at a price of $0.01 per ordinary share (equivalent to $0.05 per ADS). The warrants are exercisable for five years from the closing date of the securities purchase agreement. In the event of any liquidation, dissolution or winding up of the company, the holders of preferred shares will be entitled to receive, prior to and in preference to the distribution of any of our assets to holders of ordinary shares, an amount equal to 100% of the issue price of the preferred shares plus all accumulated but unpaid dividends. Upon the completion of the distribution to the preferred shareholders, the remaining assets of the company available for distribution to its shareholders will be distributed among the holders of the preferred shares and the ordinary shares pro rata based on the number of ordinary shares held by each on an as converted basis. Mergers, acquisitions and certain similar transactions will be deemed a liquidation, dissolution or winding up of the company for these purposes. The preferred shares shall be redeemable, in whole or in part, at the option of the holders on or after May 4, 2011. The redemption price for the preferred shares so redeemed will equal the issue price of the preferred shares plus the accrued but unpaid dividends thereon to, but excluding, the redemption date. The preferred shares are also redeemable for cash at our option, in whole or in part, at any time. The redemption price for the preferred shares redeemed at our option will equal the higher of the issue price of the preferred shares plus accrued but unpaid dividends thereon to, but excluding, the redemption date and the aggregate fair market value of the ordinary shares into which such preferred shares are then convertible. Simultaneously with the issuance and sale of the preferred shares under the financing commitment, we will issue to the investors additional five-year warrants to purchase an aggregate of 15,000,000 ordinary shares, which is the equivalent of 3,000,000 ADSs, exercisable at a price of $0.01 per ordinary share (equivalent to $0.05 per ADS). The warrants are exercisable for five years from the closing date of the securities purchase agreement. The share purchase agreement is unsecured, contains various affirmative and negative covenants binding on the Company and its subsidiaries.

As soon as reasonably practicable following the closing of our issuance and sale of preferred shares, we shall undertake a rights offering of the preferred shares and warrants for the benefit of existing shareholders that shall exclude the purchasers of the preferred shares and certain other shareholders that have agreed to waive participation in the rights offering.

The second $15.0 million of this financing is a purchase money loan facility from Asia Opportunity Fund, L.P., an affiliate of JPMP Master Fund Manager, L.P., and related funds, subject to our compliance with certain conditions under the commitment. See “Risk Factors—Our financing commitments from QPL and several private equity funds managed by JPMP Master Fund Manager, L.P. (“JPMP”) are subject to a number of conditions that we may not be able to satisfy, and therefore we may not be able to obtain all or any portion of the funds purported to be available under these commitments”.

Once the commitments are effective, the facility may be drawn upon in two tranches. The first tranche of $10.0 million may be drawn upon if our consolidated cash position falls below $10.0 million. A second tranche of an additional $5.0 million may be drawn upon if our consolidated cash position again falls below $10.0 million. The maturity date of the loans made in a tranche is two years from the date such tranche is advanced. The interest rate payable on the loans is 15% per annum, with interest to be paid on a quarterly basis. In connection with the entry into the purchase money loan agreement, we will issue the administration agent, on the date of the issuance and sale of preferred shares described above, warrants to purchase an aggregate of 5,000,000 ordinary shares, which is the equivalent of 1,000,000 ADSs, exercisable at a price of $0.01 per ordinary share (equivalent to $0.05 per ADS). In return for drawing upon the first tranche, we will issue the lenders warrants to purchase an aggregate of 15,668,170 ordinary shares, which is the equivalent of 3,133,634 ADSs, exercisable at a price of $0.01 per ordinary share (equivalent to $0.05 per ADS), as well as a commitment fee of $850,000 on a pro rata basis to the lenders that fund the first tranche. In each case, the warrants are exercisable for five years from the date of issuance.

The loan facility is unsecured and contains various affirmative and negative covenants binding on the Company and its subsidiaries, including limitations on our and our subsidiaries’ ability to incur indebtedness, grant liens on assets, pay dividends and enter into transactions with affiliates. The loan agreement sets forth additional conditions to our ability to draw loans, including but not limited to the absence of any default under any material agreement of the Company, the consummation of the preferred shares financing and compliance in all material respects by the parties thereto with the securities purchase agreement the providing of guaranties by certain of our subsidiaries, ongoing compliance and performance of our supply agreement with QPLL and Talent Focus, the absence of any material adverse change or new material adverse condition in or affecting the business, operations, property, results of operations, condition or prospects of us and our subsidiaries and the absence of any material adverse change or disruption in our industry or the financial, banking or capital markets that could reasonably be judged to adversely effect us or our subsidiaries. In addition, we will be required to repay the loans with the net proceeds of certain issuances of equity and debt and certain asset sales.

We have agreed to file a registration statement covering the resale of the shares issuable upon exercise of the preferred shares and warrants described above.

Our ability to obtain financing under these commitments is subject to a number of important conditions. including, but not limited to, the following:

•	QPL shall have obtained shareholder approval of its convertible preferred share commitment if and as required by the Hong Kong Stock Exchange;

•	Shareholder approval, as required, shall have been obtained for the purchase money loan facility;

•	The investors shall have agreed on a management incentive program approved by our board of directors;

•	Repayment or amendment of or waiver under certain of our existing loan facilities;

•	Ongoing compliance in all material respects with the terms and conditions of our supply agreement with QPL;

•	The absence of any default under any material agreement of the Company;

•	The absence of any material adverse change or new material adverse condition in or affecting the business, operations, property, condition (financial or otherwise) or prospects of the Company and its subsidiaries taken as a whole;

•	The absence of any material adverse change or disruption in the computer electronics industry or the financial, banking or capital conditions that could reasonably be judged adversely to effect us;

•	For the convertible preferred share commitment, the absence of any injunction, writ, preliminary restrainting order or any court order prohibiting the consummation of the financing transactions.

In connection with the financings, shareholders owning or having the right to vote in excess of 80% of the outstanding shares of the Company have entered into voting agreements pursuant to which they have agreed to vote such shares in favor of the transactions and the owner of approximately 30% of the outstanding voting shares of QPL International Holdings Limited has entered into a voting agreement pursuant to which he has agreed to vote such shares in favor of the transactions at any meeting of QPL’s shareholders, if one is necessary.

We believe that our existing cash and cash equivalents and anticipated cash flow from operations based on current market conditions and funds from the financing commitments described above will be sufficient to meet our anticipated cash needs in the ordinary course of business for at least the next 12 months.

As described above, our financing commitments from two of our principal shareholder groups are subject to certain important conditions, and we will not be able to obtain any funds under these financing commitments if we are unable to meet these conditions. In addition, even if we are able to obtain funds under this financing commitment, we have been operating at a net loss for each fiscal year since the fiscal year ended April 30, 2002, and we have had negative operating cash flow in fiscal 2002 and 2003. Due to insufficient cash generated from operations, we have funded our operations primarily through the sale of debt securities, borrowings, equipment lease financings and other financing arrangements. While we have been implementing cost reduction programs since the end of the January 2002 quarter, we continue to have significant fixed expenses, and we expect to continue to incur considerable expenses associated with the completion of the move of our manufacturing operations to China, as well as incurring other manufacturing, sales and marketing, product development and administrative expenses. We are also obligated to make significant interest payments on our 9.25% senior notes due 2011 of approximately $6.9 million on August 1 and February 1 of each year. As a result of this negative cash flow and our ongoing expenditure requirements, even if we obtain funds under these financing commitments from our two principal shareholder groups, we may still need to raise additional financing to fund our operations in the near future. Our ability to raise any future additional or alternate financing will be limited by our future financial situation and market conditions, as well as the covenants in our 9.25% senior notes due 2011 and requirements to obtain approval of certain types of financings from our shareholders. It may be difficult for us to raise additional capital if and when it is required. If adequate capital is not available to us as required, or if it is not available on favorable terms, our business and financial condition would be adversely affected.

Debt. As of April 30, 2005, our total outstanding debt was $160.0 million, consisting of $150.0 million of 9.25% senior notes due 2011, $5.8 million of capital lease obligations and $4.2 million short-term bank loan. As indicated above, the indenture that governs the senior notes requires the Company to comply with certain covenants, which limit our ability to:

•	Pay dividends, redeem capital stock and make certain other restricted payments or investments, including loans, guarantees and advances;

•	Incur additional indebtedness, including guarantees, or issue certain equity interests;

•	Merge, consolidate or sell all or substantially all of our assets;

•	Issue or sell capital stock of some of our subsidiaries;

•	Sell or exchange assets or enter into new businesses;

•	Create or permit restrictions on the ability of our restricted subsidiaries to pay dividends or make other distributions to us;

•	Create liens on assets; and

•	Enter into particular types of transactions with affiliates or related persons.

Despite our current debt levels, the terms of the indenture governing the 9.25% senior notes do not prohibit us or our subsidiaries from incurring substantially more debt. Under the indenture that governs the 9.25% senior notes, we may be able to incur debt under the debt incurrence ratio more fully described in the indenture. Under this ratio test, we will be able to incur additional debt if on the incurrence date our “consolidated coverage ratio,” as defined in the indenture, for the prior four full fiscal quarters immediately preceding the incurrence date for which financial statements are available, after giving effect on a pro forma basis to such incurrence, and, to the extent set forth in definition of “consolidated coverage ratio,” as defined in the indenture, the use of proceeds of such incurrence, would be at least 2.5 to 1.0. In addition to debt that we are able to incur under the debt incurrence ratio test, if any, we also permitted to incur specific categories of debt under the indenture, including secured credit facility debt in an amount equal to the greater of (1) $20 million and (2) the sum of 80% of the accounts receivable plus 50% of inventory of ASAT Holdings and its consolidated subsidiaries. The 9.25% senior notes and guarantees will be effectively subordinated to all of our existing and future secured debt, including under a secured credit facility, to the extent of the value of the assets securing such indebtedness and will be effectively subordinated to all existing and future debt and other liabilities of non-guarantor subsidiaries, including trade payables.

Contractual Obligations. The following table summarizes our existing contractual obligations for future debt repayments, lease obligations and capital expenditures as of April 30, 2005:

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	$’000	$’000	$’000	$’000	$’000
Long-term debt(1)	233,250	13,875	27,750	27,750	163,875
Short-term bank loan(2)	4,404	4,404	—	—	—
Operating leases(3)	19,970	5,587	6,453	4,308	3,622
Capital lease obligations(4)	6,274	1,866	3,679	729	—
Capital expenditures(5)	21,141	11,591	9,550	—	—

Total	285,039	37,323	47,432	32,787	167,497

(1)	Long-term debt

Accrued interest for the 9.25% senior notes is included.

(2)	Short-term bank loan

Accrued interest for the short-term bank loan is included based on interest rate of 5.022% per annum.

(3)	Operating leases

We lease certain land and buildings and equipment and machinery, under operating lease agreements expiring at various times through August 2018. The leased Hong Kong facility from QPL is under a three-year lease term which expires on March 31, 2007. On April 30, 2005, QPL completed the sale of ASAT’s leased facility from QPL to a third party that is unrelated to either party. The lease agreement with QPL has been transferred to this third party without any change in its terms and conditions.

We also entered into a lease agreement for our Phase I facility in Dongguan, China in August 2002 under which the lessor was responsible for the design, construction and completion of the interior finish and fixtures of the facility. Under the terms of the lease, we were obligated to pay a monthly rental payment for a period of 15 years from September 2003.

From October 30, 2004 onward, and during the remaining term of the lease, we will have an option and a right of first refusal to purchase the Phase I facility and the land-use right of the land on which the facility is located at prices fixed in a predetermined schedule or, subsequent to October 2009, at prices based on the then fair market value of the facility and the related land-use right. Under a management services agreement with respect to our Phase I facility, we are also required to pay Changshi approximately HK$6.1 million (equivalent to $779 thousand at an assumed exchange rate of HK$7.80 per $1.00) annually as a management services fee for a total of six years commencing in September 2003. In accordance with SFAS No. 13, “Accounting for Leases,” rental expenses and management fees related to this lease agreement are recognized on a straight-line basis over the lease term.

Future minimum lease payments under operating leases as of April 30, 2005 are as follows:

$’000
Fiscal year ending April 30:
2006	5,587
2007	4,286
2008	2,167
2009	2,154
2010	2,154
Thereafter	3,622

19,970

On May 7, 2004, we also entered into a lease agreement for our Phase II facility in Dongguan, China under which the lessor is responsible for the design and construction of the factory building. We are obligated to pay a monthly lease payment for a term of 15 years starting from the Commencement Date (as defined in the lease agreement). The commencement date is estimated to be in October 2005. Under the terms of the Phase II facility lease, we are obligated to pay monthly payments of HK$1.4 million (approximately $179 thousand) for the first six years of the lease term and HK$700 thousand (approximately $90 thousand) per month for the seventh to fifteenth years of the lease term.

The aggregate lease payments under the Phase II facility lease, starting from the commencement date, are as follows:

$’000
First to Sixth rental years	12,888
Seventh to Fifteenth rental years	9,720

Total	22,608

At any time on or after October 31, 2008, we have an option and a right of first refusal under the lease to purchase the Phase II facility and the land-use right of the land on which the facility is located at prices fixed in a predetermined schedule during the period from October 2008 to July 2011 and thereafter at prices based on the then fair market value of the factory facility and the related land-use right.

On May 7, 2004, we also entered into a management services agreement with the lessor of the Phase II facility for a period of six years. We are obligated to pay monthly management fees of HK$639 thousand (approximately $82 thousand) starting from the commencement date as defined in the management services agreement.

As of April 30, 2005, a total of $2.7 million in deposit payments were paid to the lessor of the Phase II facility. Of the total $2.7 million in deposit payments made as of April 30, 2005, $0.6 million was classified as other non-current asset and the remaining $2.1 million was classified as part of prepaid expenses and other current assets. Under the terms of the lease, these amounts are to be applied towards future lease and management fee payments starting from the commencement date as defined in the agreement.

The exchange rate assumed above is for HK$7.80 per $1.00.

(4)	During the year ended April 30, 2005, we sold certain equipment for $6.5 million. The equipment was leased back from the purchaser (the “purchaser-lessor”) under leases pursuant to which we are required to pay to the purchaser-lessor on a quarterly basis the greater of (i) lease payments based on the reported usage of the equipment and (ii) a minimum commitment. The initial terms of the leases expire upon the earlier of the date that the committed usage has been achieved under the leases or 14 quarters after the lease commencement date. In connection with the sale-leasebacks, we recognized a gain on disposal of fixed assets of approximately $115 thousand, which has been deferred and amortized in the consolidated statement of operations against depreciation expenses over the term of the leases. The sale-leaseback arrangements are classified as capital leases.

Future minimum lease payments under capital lease obligations as of April 30, 2005 are as follows:

$’000
Fiscal year ending April 30:
2006	1,866
2007	1,866
2008	1,813
2009	729

Total minimum lease payments	6,274
Less: amounts representing interest	(480)

Present value of minimum payments	5,794
Current portion	(1,737)

Non-current portion	4,057

At the inception of the leases, we paid to the purchaser-lessor a deposit and prepaid rent amount of $1.6 million. The amount is classified as other non-current assets in the consolidated balance sheet as of April 30, 2005.

At the end of the initial lease terms, we have an option to (i) return all equipment to the purchaser-lessor; (ii) purchase all the equipment at prices based on the then fair market values of the equipment; or (iii) extend the lease terms by two additional quarters and purchase the equipment at a price of $1,000 for each piece of equipment.

(5)	As of April 30, 2004 and 2005, we had contracted for capital expenditures on property, plant and equipment, including the completion of the interior finish and fixtures contract for the Phase II facility that was entered into in the October 2004 quarter, of $8.0 million and $21.1 million, respectively.

On July 11, 2005, Wellmean agreed with us to defer the third payment and the first two monthly payments of the retention money to November 2005.

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

We have a dedicated team of engineers in Hong Kong and the United States to provide package design services as well as thermal and electrical performance computer simulation and measurement services. We plan to expand our design and engineering services to more fully participate in the early stages of our customers’ design process. We strive to understand our customers’ new semiconductor design and packaging needs to design advanced packaging solutions for each new product generation. Our relationships with our customers enables us to proactively anticipate our customers’ needs and to move quickly bring the resulting package technologies to market. We seek to differentiate our package design services by working more closely with customers to “co-develop” packages in parallel with the development of the integrated circuit itself. Given the growing co-dependencies between integrated circuit design on the one hand and package design on the other that are required to meet the demands of high-performance, fast signal, thermally demanding and reliable circuits, we believe that we will be able to remain competitive in the marketplace for advanced packaging designs by offering customers the required engineering talent and design expertise at the outset of the development effort.

In addition to our internal and co-development work with our customers, we also work closely with our equipment and material suppliers in developing advanced processing capabilities and materials for use in our assembly processes. During our last three fiscal years, our research and development expenditures ranged between $4.5 million and $5.3 million or approximately 2.1% to 3.5% of net sales. In fiscal year 2005 and 2004, our research and development expenditures were $4.5 million or approximately 2.3% of net sales and $4.6 million or approximately 2.1% of net sales.

We have a proven track record of introducing innovative packages to the market. We target our research and development efforts toward leading edge packaging technologies and as a result of these efforts, we have made significant accomplishments in packaging, including the following:

•	We believe we are an acknowledged developer of the rapidly expanding and industry-wide standard package type known as the quad flat no-lead (QFN) device and have issued U.S. patents for our LPCC product and our proprietary manufacturing processes. We also have several variations of QFN packages and methods for their manufacture with U.S. patent protection, including multi-row QFN and TAPP process for manufacturing the various QFN packages. The QFN package technology is now generally recognized as the leading chipscale package format and has become a JEDEC standard.

•	We are a leading developer in what we believe may be the next generation QFN product type, our proprietary TAPP technology. The manufacturing processes for our TAPP product family have been fine tuned by such techniques as high-density strip configuration to reduce costs, improve quality and increase throughput. At the same time, we have been able to reduce the overall package dimensions to the point where the finished package is truly “chipscale” and is not much larger than the semiconductor die itself. Our TAPP product was adopted as a JEDEC standard for the packaging industry.

•	For “flip chip” technology, which has become a more common packaging format in many of our existing customers’ product portfolios, we have continued to invest in research and development and have sought to differentiate our flip chip assembly capability by offering packages using proprietary “low-K” dielectric materials and processes.

TREND INFORMATION

Please see “—Operating Results” and Item 4 “Information on the Company—Business Overview” for trend information.

OFF-BALANCE SHEET ARRANGEMENTS

Our off-balance sheet arrangements consist of the agreements relating to our Phase I and Phase II facilities in Dongguan, China. We entered into a lease for our Phase I facility in Dongguan, China in August 2002 under which the lessor was responsible for the design and construction of the factory facility. We are obligated to pay a monthly rental payment and management service fee for a period of 15 years from September 2003. Under the terms of this lease, we are obligated to pay monthly rental payments of HK$1.4 million (approximately $179 thousand at an assumed exchange rate of HK$7.80 per $1.00) for the first six years of the rental term, HK$350,000 (approximately $45 thousand at an assumed exchange rate HK$7.8 per $1.00) for the seventh to eleventh years and HK$385,000 (approximately $49 thousand at an assumed exchange rate of HK$7.80 per $1.00) for the twelfth to fifteenth years. Under the terms of the lease, the Company has an option and a right of first refusal to purchase the Phase I facility and the land-use right of the land on which the facility is located at prices fixed in a predetermined schedule or, subsequent to October 2009, at prices based on the then fair market value of the factory facility and the related land use right. The highest price for the Phase I facility and the related land-use right listed on the predetermined schedule to the lease agreement is HK$108.4 million (approximately $13.9 million at an assumed exchange rate of HK$7.80 per $1.00), which is the amount we would be obligated to pay if we were to exercise our option and right of first refusal under the lease in October 2004.

We also entered into a lease for our Phase II facility in Dongguan, China in May 2004 under which the lessor is responsible for the design and construction of the facility. We are obligated to pay a monthly lease payment for a term of 15 years starting from the commencement date (as defined in the lease agreement). The commencement date is estimated to be on October 2005. Under the terms of this Phase II lease, we are obligated to pay monthly payments of HK$1.4 million (approximately $179 thousand at an assumed exchange rate HK$7.8 per $1.00) for the first six years of rental term and HK$700 thousand (approximately $90 thousand at an assumed exchange rate HK$7.80 per $1.00) per month for the seventh to fifteenth years of the rental term. From October 31, 2008 and onward during the term of the lease, we have an option and a right of first refusal to purchase the Phase II facility and the land-use right of the land on which the facility is located at prices fixed in a predetermined schedule during the period from October 2008 to July 2011 and thereafter at prices based on the then fair market value of the facility and the related land-use right. The highest price for the Phase II facility and the related land-use right listed on the predetermined schedule to the lease agreement is HK$60.0 million (approximately $7.7 million at an assumed exchange rate of HK$7.8 per $1.00), which is the amount that we would be obligated to pay if we were exercise our option and right of first refusal under the Phase II lease in October 2008.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth information about the persons who serve as directors and senior management of ASAT Holdings as of August 2, 2005. Shareholders are entitled to re-elect the board of directors at each annual meeting. Senior management are appointed by, and serve at the discretion of, the board of directors. The business address of each director is 14th Floor, QPL Industrial Building, 138 Texaco Road, Tsuen Wan, New Territories, Hong Kong.

Directors

Name	Age	Position	Position Held Since
Bella Peck Lim Chhoa	35	Director	November 2003
Kei W. Chua	32	Director	June 2005
Tung Lok Li	54	Director	October 1999
Andrew Liu	49	Director	October 1999
Joseph A. Martin	57	Director	March 2004
Henry C. Montgomery	69	Director and Chairman of the Board	Director since June 2004 Chairman since June 2005
Harry R. Rozakis	54	Director and Chief Executive Officer	May 2002
Stephen M. Shaw	44	Director	February 2003
Maura Wong	39	Director	June 2000

Senior Management

Name	Age	Position	Position Held Since
Harry R. Rozakis	54	Director and Chief Executive Officer	May 2002
Robert J. Gange	49	Executive Vice President, Chief Financial Officer	December 2002
Jerry Herrera.	43	Senior Vice President of Manufacturing	February 2005

There are no family relationships between any director and senior executive.

Bella Peck Lim Chhoa is the Vice President of Administration, Secretary and General Counsel of QPL International Holdings Limited, where her responsibilities are to oversee the legal affairs and company secretarial duties of QPL. Ms. Chhoa has been with QPL since 2000. Ms. Chhoa graduated from the University of Hong Kong with a degree in law and has practiced law in Hong Kong since 1993. Before joining QPL in 2000, Ms. Chhoa was with the international law firm, Deacons, in Hong Kong. Ms. Chhoa has also received a degree in business administration from The Chinese University of Hong Kong.

Kei W. Chua was appointed as a director in June 2005. Mr. Chua is a Principal of J.P. Morgan Partners Asia Pte. Ltd. From 1999 to 2000, Mr. Chua was Vice President of Cerberus Capital Management, a special situations investment fund. Before joining Cerberus, Mr. Chua worked as an investment banker at Donaldson, Lufkin & Jenrette in both New York and Asia. Mr. Chua received a BA degree from Columbia University.

Tung Lok Li has over 25 years of experience in the semiconductor sector and was previously Chairman of ASAT’s Board and has served as the Chairman of the Board of QPL, which has been listed on the Stock Exchange of Hong Kong since 1989. Mr. Li was the Chairman of the Board of Peak Plastic until he resigned in October 2001. Mr. Li holds a BS degree in chemical engineering from the University of Wisconsin, Madison.

Andrew Liu has served as a director since October 1999 and served as Chairman from October 1999 through May 2002. Mr. Liu is the Chief Executive Officer of J.P. Morgan Partners Asia Pte. Ltd. Mr. Liu heads a team of investment professionals responsible for advising J.P. Morgan Asia Investment Fund, Asia Opportunity Fund and other private investment funds. Mr. Liu is also a Director of Liu Chong Hing Bank Limited, a commercial bank based in Hong Kong. He was an Executive Director of the bank from September 1997 to May 1999. Previously, Mr. Liu was with Morgan Stanley starting in 1981 and from 1990 through 1997 was President and Managing Director of Morgan Stanley Asia Limited. From 1993 to 1997, Mr. Liu was a member of the Stock Exchange Council of Hong Kong and also served on its Listing Committee. Mr. Liu is also a director of Mando Corporation, Morgan Stanley Asia Ltd., Liu Chong Hing Investment and Air International Thermal Group.

Joseph A. Martin is currently the Chief Executive Officer of QPL International Holdings, a position he has occupied since February 2004. From 1993 until he joined QPL, Mr. Martin was with ASAT where he served in a number of senior level management positions, including Senior Vice President of Strategic Planning, Chief Operating Officer and as a Director. From 1983 until he joined ASAT, Mr. Martin was with Amkor Electronics where he held various senior level positions, including Vice President of European Sales and Vice President of Marketing for Amkor’s advanced product lines. Prior to that, Mr. Martin held various sales, management and engineering positions with TRW, Thompson CSF, and Texas Instruments. Mr. Martin received his undergraduate degree in chemistry from Lamar University.

Henry C. Montgomery has more than 40 years of finance and management experience and is currently the chairman of Montgomery Professional Services Corporation, a management consulting and financial services firm. Previously, Mr. Montgomery held senior-level management positions at various technology companies including Spectrian Corporation, Indus International, Inc., Pinnacle Micro, Inc., SyQuest Technology, Inc., Trilogy Limited, WordStar International Corporation, Saga Corporation, Memorex Corporation, and Fairchild Camera and Instrument Corporation. He also held positions at McKinsey & Company and Arthur Andersen & Co. Mr. Montgomery currently serves on the board of directors of two other publicly traded companies. He serves as chairman of the board and chairman of the audit committee for Catalyst Semiconductor, Inc. and as a director, chairman of the audit committee and as a member of the compensation committee for Swift Energy Company. Mr. Montgomery holds a bachelor’s degree in economics from Miami University in Oxford, Ohio.

Harry R. Rozakis is Chief Executive Officer of ASAT Holdings and has served as a director since May 2002. Mr. Rozakis has 25 years experience in the semiconductor industry and has held senior management positions including Chief Executive Officer of EEMS Singapore and Executive Vice President of EEMS Italia, a leading provider of outsource manufacturing for semiconductor memories. Mr. Rozakis has held senior management positions at Tessera, a provider of intellectual property for chipscale packaging, Reel Services Group and at ChipPAC, Inc. Mr. Rozakis has also served in a leadership role in several semiconductor industry associations, including the Semiconductor Assembly Council. He holds a BA and an MA degree from Fairleigh Dickinson University.

Stephen M. Shaw is currently President of SMS Development, Inc. Previously, Mr. Shaw was a senior partner with McKinsey and Company where he spent 16 years principally engaged in corporate strategy and organizational development projects for clients with a large presence in China. Prior to joining McKinsey, Mr. Shaw held several positions of increasing responsibility at Procter and Gamble and Paine Webber Capital. Mr. Shaw holds a ScB degree in electrical engineering and an AB in economics from Brown University and an MBA from Harvard Business School.

Maura Wong formerly was a Partner of J.P. Morgan Partners Asia Pte. Ltd. with responsibilities for the private equity funds’ activities in Hong Kong, China and Taiwan. From 1996 to 1999, she was Vice President of Exor Asia Limited, the international investment holding company of the Agnelli Group. Prior to that, Ms. Wong was Head of Business Development of Pacific Century Group, a venture capital group engaged in technology, telecommunications and financial services in Asia. Before joining Pacific Century Group, Ms. Wong worked at

Goldman Sachs in both New York and Asia. She also holds a BA degree from the Woodrow Wilson School for International Affairs at Princeton University. Ms. Wong received an MBA from Harvard Business School as a Baker Scholar.

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

Jerry Herrera has been with ASAT Holdings since 1989. From 1986 until joining ASAT, he worked at Swire technologies in Hong Kong, where he was primarily responsible for process development and engineering. Form 1982 to 1986, he worked for the manufacturing division of AMD in the Philippines. Mr. Herrera received an undergraduate degree in electronics and communications and engineering from University of Santo Tomas, Philippines.

COMPENSATION

For the year ended April 30, 2005, we paid an aggregate compensation to our senior management and directors as a group of approximately $1.5 million. For the year ended April 30, 2004, we paid an aggregate compensation to our senior management and directors as a group of approximately $2.3 million. For the year ended April 30, 2005, the aggregate amount accrued and unpaid by us to provide fees, pension retirement or similar benefits for our directors and executive officers as a group was approximately $100 thousand. For the year ended April 30, 2004, the aggregate amount of accrued and unpaid by us to provide fees, pension retirement or similar benefits for our directors and executive officers as a group was $nil.

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

For information on stock options held by directors and officers as a group, see “—Share Ownership”.

BOARD PRACTICES

Under the Restated Articles of Association of ASAT Holdings Limited, the board consists of no fewer than three and no greater than ten directors. Shareholders are entitled to re-elect the board of directors at each annual general meeting. Vacancies on the board can be filled by a majority of the directors present at a board meeting and vacancies of independent director seats also require approval by a majority of the independent directors. Vacancies can also be filled by a written resolution signed by all directors. In accordance with Nasdaq Marketplace Rule 4350(c)(1), our board of directors has determined that Mr. Montgomery and Mr. Shaw are independent directors under the applicable rules promulgated by Nasdaq.

Pursuant to the shareholders agreement among the investor group (either directly or through managed or affiliated funds), QPL and certain other investors, those parties have agreed to vote their shares so that:

•	three of the directors are individuals selected by QPL,

•	three of the directors are individuals selected by Asia Opportunity Fund, L.P., and

•	three independent directors are individuals selected by Asia Opportunity Fund, L.P. and nominated by QPL for recommendation to board of directors for approval and appointment by the board of directors, subject to decrease as their respective shareholding decreases.

See “Major Shareholders and Related Party Transactions—Shareholders Agreement”. The investor group and QPL also agreed that as their respective shareholding decreases below specified thresholds, they will cause a related number of directors, which they previously appointed to resign and those seats shall be filled by nominee(s) approved by a majority of the continuing directors present at a board meeting and a majority of the independent directors. We are not currently in compliance with all requirements of the shareholders agreement as only two of the directors on our board of directors meet the definitions of independence for purposes of the shareholders agreement and Nasdaq requirements.

Board of Directors’ Committees

Our audit committee consists of two members: Mr. Montgomery and Mr. Shaw. Mr. Montgomery serves as chairman of the audit committee. The audit committee performs the following duties, among others: to appoint, determine funding for and oversee the activities of the independent auditor; to review the independence and performance of the independent auditors; to pre-approve all audit and permitted non-audit services to be provided by the independent auditors; to review audited annual financial statements and other related financial matters; to review our annual and interim quarterly financial results and the associated financial news releases; to discuss with management and independent auditors the quality and adequacy of our internal financial controls, critical accounting policies and practices, and all material written communications between the independent auditor and management; to receive and review on a confidential basis all complaints received regarding our accounting controls or practices; and to review and approve any related party transactions involving us and any of our officers or directors. The charter of the audit committee is available on our website at http://www.asat.com/investor/governance/Audit.pdf.

Our compensation committee consists of three members: Ms. Chhoa, Mr. Montgomery and Mr. Shaw. Mr. Shaw serves as chairman of the compensation committee. The compensation committee performs the following duties, among others: to review matters relating to the compensation of directors, senior management and employees; to administer our stock option plan, including the granting of individual incentive stock option awards; to oversee the adoption, implementation and administration of any of our short-term incentive and bonus plans; and to oversee the adoption, revision, implementation and administration of all of our employee benefit plans. The charter of the compensation committee is available on our website at http://www.asat.com/investor/governance/compensation.pdf.

Our nominating committee consists of two members: Mr. Montgomery and Mr. Shaw. Mr. Shaw serves as chairman of the nominating committee. The nominating committee performs the following duties, among others: to oversee the nominating process for the independent directors who will serve on the board of directors; to assist in insuring that the board of directors meets its fiduciary obligations to our shareholders; and to insure that the board of directors and ASAT follow appropriate corporate governance standards. The charter of the nominating committee is available on our website at http://www.asat.com/investor/governance/nominating.pdf.

EMPLOYEES

As of April 30, 2005, we employed approximately 2,370 full-time employees, of whom 38 were employed in research and development, 1,603 in assembly, 107 in test services, 375 in material control, quality control, facility engineering and assurance, 109 in marketing, sales and customer services and 138 in administration. There were 2,307 employees located in Hong Kong and China, 50 in the U.S., 9 in Asia (excluding Hong Kong and China) and 4 in Europe. Most of China employees are employed by Changshi. However, we will make all hiring, promotion and other human resource decisions. We believe our relationship with our employees is generally good. None of our employees belong to a union, however, we expect that our work force may unionize in China.

SHARE OWNERSHIP

Stock Option Plan

We adopted the 2000 Stock Option Plan or the “plan,” on July 6, 2000. We have authorized 110,000,000 ordinary shares for issuance under the plan, equivalent to 22,000,000 ADSs. The plan is a non-qualified, discretionary option grant program under which eligible individuals may be granted options to purchase ordinary shares. Under the plan, the board and when so delegated, the Compensation Committee of the board, will determine which individuals will be granted options, the number of ordinary shares subject to the option, the exercise price for the shares, the vesting periods and any other terms that will apply as the board deems appropriate and consistent with the plan. The individuals eligible to participate in our stock option plan includes officers, employees, consultants and non-employee directors of the ASAT group companies. The plan is designed to attract employees and important individuals to the ASAT group companies and to provide recipients with a proprietary interest in the financial success of ASAT. We implemented the Stock Option plan on July 11, 2000, when we granted stock options for 76,655,065 ordinary shares at a per share exercise price equal to $2.40 per ordinary share (equivalent to $12.00 per ADS). Our stock options generally expire 10 years from the grant date.

On January 24, 2003 we announced the Employee Stock Option Exchange Program, a voluntary stock option exchange program for our officers, employees and certain directors. We offered eligible stock option holders with exercise prices above the equivalent current bid price of our ADSs to voluntarily cancel their outstanding options. In exchange, participants were offered new stock options at the fair market value of our ADSs no sooner than six months and one day after the cancellation of the options. The cancellation occurred on February 24, 2003 at the expiration of the offer to participate. Under the terms of the Stock Option Exchange Program, options for 60,822,235 ordinary shares (equivalent to 12,164,447 ADSs) were surrendered for cancellation at a weighted average exercise price of $1.94 per ordinary share (equivalent to $9.71 per ADS) and, on August 29, 2003, options for 32,948,550 ordinary shares at an exercise price of $0.288 per ordinary share (equivalent to options for 6,589,710 ADSs at an exercise price of $1.44 per ADS) were granted to these participants who were still employed by us at that date to replace the surrendered options. All newly granted replacement options have the same vesting schedule as the cancelled options.

As of April 30, 2005, we had outstanding stock options for 57,180,025 ordinary shares, equivalent to 11,436,005 ADS, with a weighted average exercise price of $0.386 per ordinary share (equivalent to $1.93 per ADS including options granted pursuant to the Stock Option Exchange Program as described in the previous paragraph). Of the total amount of outstanding stock options as of April 30, 2005, we have outstanding stock options granted to our directors and executive officers as a group for 26,550,000 ordinary shares, equivalent to 5,310,000 ADS, with a weighted average exercise price of $0.388 per ordinary share (equivalent to $1.94 per ADS).

The following chart sets forth as of April 30, 2005 the total ordinary shares that may be received by option holders upon exercise of currently outstanding options, the weighted average exercise price of those outstanding options and the numbers of ordinary shares that are still available for future issuance under the plan after considering the stock options currently outstanding. All of the options currently outstanding and described below have been or can be issued pursuant to our 2000 Stock Option Plan. The plan has been approved by our stockholders.

Plan Category	Number of shares to be issued upon exercise of outstanding options	Weighted average exercise prices of outstanding options per ordinary share	Weighted-average exercise price of outstanding options per ADS	Number of shares remaining available for future issuance under equity compensation plan
Equity compensation plans approved by stockholders 2000 Stock Option Plan	57,180,025	$0.386	$1.93	43,329,845

Equity compensation plan not approved by stockholders	None			None

Total	57,180,025	$0.386	$1.93	43,329,845

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

The following table contains information concerning the ownership of our ordinary shares by each person who we know beneficially owns 5% or more of our ordinary shares as of April 30, 2005. The share ownership information in the following table is based on information contained recent amendments to statements on Schedule 13D or Schedule 13G filed by the shareholders with the SEC or information furnished to us by the shareholders. The percentage ownership in the table below is based on 678,437,130 ordinary shares outstanding as of April 30, 2005.

Shareholder	Number of Ordinary Shares Owned	Percentage Beneficially Owned
JPMP Master Fund Manager, L.P. related funds:(1)
Chase Asia Investment Partners II (Y), LLC(2)	50,054,883	7.4%
CAIP Co-Investment Fund Parallel Fund (I) C.V.(2).	12,134,114	1.8%
CAIP Co-Investment Fund Parallel Fund (II) C.V.(2).	8,089,409	1.2%
Asia Opportunity Fund, L.P.(2)	124,985,594	18.4%
J.P. Morgan Partners (BHCA), L.P.(2)	799,330	0.1%

	196,063,330	28.9%

Olympus Capital Holdings Asia related funds(1)(3)(4)	71,268,500	10.5%
QPL International Holdings Limited(1)(5)(6)	288,000,000	42.5%

(1)	QPL has pledged to the investor group a portion of its shares in ASAT Holdings to secure its indemnification of the investor group with respect to tax liabilities. See “—Other Arrangements” below.
(2)

The amount of shares reported consists of ordinary share owned by Chase Asia Investment Partners II (Y), LLC (“CAIP”), CAIP Co-investment Fund Parallel Fund (I) C.V. (“CAIP Parallel I), CAIP Co-investment Fund Parallel Fund (II) C.V. (“CAIP” Parallel II”), Asia Opportunity Fund, L.P., (“Asia Fund” and collectively with CAIP Parallel I, CAIP Parallel II, the “Asia Entities”) and J.P. Morgan Partners (BHCA), L.P. (“JPMP” and collectively with CAIP and the Asia Entities, the “J.P. Morgan Entities”). The sole member of CAIP is J.P. Morgan Asia Investment Partners, L.P. (“JPM Investment”), whose general partner is J.P. Morgan Asia Equity Partners, L.P. (“JPM Equity”). The general partner of each of the Asia Entities is Asia Opportunity Company (“Asia Opportunity”), a wholly owned subsidiary of JPM Equity. The general partner of J.P. Morgan partners (BHCA), L.P. is JPMP Master Fund Manager, L.P. (“JPMP Manager”), whose general partner is JPMP Capital Corp. (“JPMP Capital”), a wholly owned subsidiary of JPMorgan Chase & Co. (“JPM Chase”), a publicly traded company. The general partners of JPM Equity are JPMP Asia Equity Company, a Cayman Islands exempted company and wholly owned subsidiary of JPMP Manager, and Liu Asia Equity Company, a Cayman Islands exempted company.

(3)	Held by Olympus Capital Holdings Asia I, L.P., Reservoir-Olympus II, L.P., Olympus KB, L.P., Olympus Capital Asia, L.P., Olympus Capital Asia Offshore, L.P., Olympus Holdings, L.P., ZAM-Olympus Co-Invest, L.L.C., Olympus-ASAT I, L.L.C. and Olympus-ASAT II, L.L.C. and may be transferred among Olympus Capital Holdings Asia affiliates. See “—Olympus Capital Holdings Asia” below.
(4)	Daniel R. Mintz, Director, Funding Managing Director and President of Olympus Capital Holdings Asia (“Olympus Capital”), Lawrence S. Miao, Director, Founding Managing Director and Vice President of Olympus Capital, Frederick J. Long, Director, Founding Managing Director and Vice President of Olympus Capital, and Jeffrey E. Glat, Managing Director, Chief Financial Officer, Secretary and Treasurer of Olympus Capital, are the control persons and executive officers of Olympus Capital, the entity which has the power to vote, or direct the vote, and the sole power to dispose of, or direct the disposition of, all of the Ordinary Share held of record by the entities listed in footnotes 3 to this table.
(5)	Held by The Industrial Investment Company Limited and QPL (US) Inc. (formerly Worltek International Limited), wholly owned subsidiaries of QPL. A significant portion of the shares of ASAT Holdings owned by QPL are pledged to the investor group or QPL’s creditors.
(6)	In this most recently filed amendment to his statement on Schedule 13D, Mr. Tung Lok Li, one of our directors, stated that he may be deemed to have voting or investment power over these securities. See “—Directors and Executive Officers”.

Olympus Capital Holdings Asia

Olympus Capital Holdings Asia, an investment management firm, is a company limited by shares organized under the laws of the Cayman Islands. Olympus Capital Holdings Asia serves as investment manager of Olympus Capital Holdings Asia I, L.P., Reservoir-Olympus II, L.P., Olympus KB, L.P., Olympus Capital Asia, L.P., Olympus Capital Asia Offshore, L.P., Olympus Holdings, L.P., ZAM-Olympus Co-invest, L.L.C., Olympus-ASAT I, L.L.C. and Olympus-ASAT II, L.L.C. As such, Olympus Capital Holdings Asia has the sole power to vote, or direct the vote, or direct the vote, and the sole power to dispose of, or direct the disposition of, all of the ordinary shares held of record by these entities.

QPL International Holdings Limited

QPL (Holdings) Ltd. was formed in 1981 under the name of Quality Platers Limited. In 1989, QPL (Holdings) limited undertook a group reorganization scheme whereby its listing was replaced by QPL International Holdings Limited which was incorporated in Bermuda in 1989.

Directors and Executive Officers

Other than Mr. Tung Lok Li, none of our directors or executive officers individually beneficially owns more than 1% of our outstanding ordinary shares. Mr. Tung Lok Li, one of our directors, beneficially owns approximately 31% of QPL, which in turn indirectly owns approximately 288,000,000 ordinary shares or approximately 42.5% of ASAT Holdings’ ordinary shares. In his most recently filed amendment to his statement on Schedule 13D, Mr. Li stated that he may be deemed to be the beneficial owner of the 288,000,000 ordinary shares industry held by QPL pursuant to Rule 13d-3 of the Exchange Act. In addition, Mr. Li beneficially owns 500,000 shares of our ADSs, which is equivalent to 2,500,000 ordinary shares, subject to options which are exercisable within 60 days of April 30, 2005 and 1,448,000 ordinary shares, which is equivalent to 289,600 shares of our ADSs.

Shareholders Agreement

The shareholders listed in the table above, Orchid Hong Kong Investment Holdings and certain other investors, or “shareholders” entered into a shareholders agreement relating to transfers of ASAT Holdings’ ordinary shares, voting rights and other matters. Under the shareholders agreement, the shareholders agreed to vote their ordinary shares and take all action so that three directors on the board of director are appointed by Asia Opportunity Fund, L.P., three by QPL and three independent directors are individuals selected by Asia Opportunity Fund, L.P. and nominated by QPL for recommendation to the board of directors for approval and appointment by the board of directors, subject to decrease as their respective shareholding decreases. We are not currently in compliance with all requirements of the shareholders agreement as only two of the directors on our board of directors meet the definitions of independence for purposes of the shareholders agreement and Nasdaq requirements.

The agreement also limits the ability of shareholders to transfer their ordinary shares in ASAT Holdings, except with respect to sales to transfer to permitted transferees, sales on Nasdaq or on any other internationally recognized stock exchange on which the ordinary shares are listed, or through a registered public offering, in each case, subject to laws and regulations of the relevant jurisdiction. These share transfer restrictions include rights of first offer, tag along rights and the right of QPL, AOF and CAIP to require the other shareholders to participate in a sale of ordinary shares to a third party if the per share purchase price meets a minimum threshold and other conditions are met, as more fully described in the shareholders agreement. The investor group has signed an agreement generally to vote in unison.

Other Arrangements

As part of our recapitalization, QPL indemnified the investor group, consisting of the several private equity funds separately managed by or affiliated with JPMP Master Fund Manager L.P. or Olympus Capital Holdings Asia listed in the table above and Orchid Hong Kong Investment Holdings, for various tax liabilities of ASAT and pledged its shares in ASAT Holdings to the investor group to secure this indemnification. The pledge initially applied to 70% of QPL’s shareholding in ASAT Holdings and decreases in stages to 0% over six years (subject to any tax indemnification amounts arising prior to the expiration of the six year period and that remain outstanding upon expiration of this period). As of the date of this Report, 73,483,200 ordinary shares owned by QPL remain pledged under this arrangement, but we expect all such shares to be released on October 29, 2005.

Our Dividend Distribution Policy

Our policy is not to pay dividends for the foreseeable future. Furthermore, our ability to pay dividends will be restricted by the covenants of the indenture for the 9.25% senior notes due 2011 and foreign law and exchange restrictions. See “Dividend Policy”.

RELATED PARTY TRANSACTIONS

In March 2001 we entered into a supply agreement with QPLL and Talent Focus, both wholly-owned subsidiaries of QPL, one of our principal shareholders, pursuant to which QPLL and Talent Focus, as our preferred suppliers, agreed to supply leadframes based on our orders from time to time during the term of the contract (the “Original Supply Agreement”). QPL is our largest affiliated shareholder group. In addition, Mr. Tung Lok Li, one of our directors, is chairman of the board of QPL and beneficially owns approximately 31% of QPL. The Original Supply Agreement expired on April 30, 2004. The prices for the leadframes provided to us under this Original Supply Agreement were fair market value plus a premium of not less than 5% of fair market value. We believe that the premiums paid to QPL for leadframe materials under the Original Supply Agreement were fair and reasonable for a number of reasons, including: (i) we have been consistently granted priority for needed capacity for our orders even QPL has been operating in an environment during which they must allocate product among their other customers, (ii) QPL engineers have consistently given us first priority to addressing quality or production related issues with us, (iii) QPL engineers have consistently worked closely with our engineers and production managers to expeditiously design and manufacturing leadframes to our customer specifications, (iv) the close proximity of the QPL manufacturing facilities to our assembly operations, first in Tsuen Wan, Hong Kong and more recently in Dongguan, China, have resulted in the expeditious delivery of leadframes to us, and (v) QPL has been willing to hold inventory for us and/or customers under our “just-in-time” inventory management system. Fair market value under this expired contract was determined by reference to the quotations obtained from two or more reputable vendors in the integrated circuit industry selected by us and approved by QPLL and Talent Focus.

Pursuant to an interim supply agreement, dated as of May 1, 2004, we purchased from April 30, 2004 to May 1, 2005 substantially all of our leadframe requirements from QPLL and Talent Focus on substantially the same terms as described in the Original Supply Agreement. Notwithstanding the terms of this interim supply agreement that require us to purchase leadframes from QPLL and Talent Focus at a 5% premium, we purchased our leadframes on a purchase order basis without any premium.

On June 23, 2005, we entered into a new supply agreement with QPLL and Talent Focus that covers all purchase from QPLL and Talent Focus from May 1, 2005. The supply agreement principally governs the supply and delivery of lead frame, heat sinks and other related products to us based on our orders during the term of the supply agreement. The supply agreement also governs the treatment of the inventory supply arrangements under the supply agreement between the parties, as well as the extended payment term granted to us by QPLL and Talent Focus. Under the supply agreement, QPLL and Talent Focus have agreed to extend the number of account payable days to ninety days from the date of issuance of an invoice. Invoices under the supply agreement shall be paid under standard purchase order terms. The supply agreement is effective until June 22, 2006, and shall be renewed for additional 12 month terms, unless the agreement is terminated by us upon written notice prior to the expiration date in accordance with the provisions of the agreement. In connection with the financing commitments of two of our principal shareholder groups, we, Talent Focus and QPLL have agreed to amend and restate this supply agreement to provide that the payment terms thereunder shall be no more than (a) 30 days at any time for invoices issued prior to October 31, 2005, and (b) at any time for invoices issued after November 1, 2005 but prior to September 15, 2006, the longer of (i) 60 days, or (ii) the average of such actual payable days achieved, consistent with past practice, between us and our subsidiaries on the one hand and our material vendors on the other hand, as they are defined in our securities purchase agreement but in no event longer than 90 days.

We purchase a significant amount of our leadframe requirements from QPL, as well as, to a significantly lesser extent, other raw materials, tooling and spare parts. We purchased leadframe requirements, other raw materials, tooling and spare parts from QPL amounting to $22.0 million, $32.0 million and $25.0 million for the years ended April 30, 2003, 2004 and 2005, respectively. We also lease office and assembly space from QPL under a three-year term lease agreement which expires on March 31, 2007 and obtain certain services from QPL, including chemical waste treatment and disposal services and repair and maintenance services. We paid rental expenses of $3.1 million, $3.1 million and $2.6 million for the years ended April 30, 2003, 2004 and 2005, and paid administrative management and service fees of $239 thousand, $148 thousand and $47 thousand for the years ended April 30, 2003, 2004 and 2005, respectively. The expenses incurred by us in connection with these purchases, leased facilities and services from QPL totaled in the aggregate approximately $25.3 million, $35.2 million and $28.1 million for the fiscal years ended April 30, 2003, 2004 and 2005, respectively,

In addition, we provide management information services and building facility services to QPL under a cost sharing agreement. We received services income from provision of such services of $282 thousand, $128 thousand and $106 thousand for the fiscal years ended April 30, 2003, 2004 and 2005, respectively.

On April 30, 2005, QPL completed the sale of ASAT’s leased facility from QPL to a third party that is unrelated to either party. The lease agreement with QPL has been transferred to this third party without any change in its terms and conditions. Any future rental payments to the new landlord after April 30, 2005 will not be classified as related party transaction.

The amount due to QPL, which represented the net payable to QPL as a result of the above, was unsecured and interest free.

On July 31, 2005, we entered into $30.0 million of financing commitments with JPMP Master Fund Manager, L.P. related funds and QPL, two of our principal shareholder groups, and affiliates of these two entities. These financings are scheduled to close on September 15, 2005, subject to a number of conditions. See “Risk Factors—Our financing commitments from QPL International Holdings Limited (“QPL”) and several private equity funds managed by JPMP Master Fund Manager, L.P. (“JPMP”) are subject to a number of conditions that we may not be able to satisfy, and therefore we may not be able to obtain all or any portion of the funds purported to be available under these commitments.” Of these financing commitments, $15.0 million is related to the issuance and sale pursuant to a securities purchase agreement of up to 300,000 Series A convertible redeemable preferred shares to Asia Opportunity Fund, L.P., QPL, and affiliates or related funds of these entities, subject to our compliance with certain conditions under the commitment. Half of this $15.0 million of financing will be provided by Asia Opportunity Fund, L.P. and its related funds, and half of the financing will be provided by QPL and/or its affiliates. Each preferred share issued pursuant to the commitment will be convertible at the option of the holder into ordinary shares at an initial conversion price equal to $0.09 per ordinary share (equivalent to $0.45 per ADS), but would be reset on October 31, 2006 to 80% of the average trading price per share equivalent of our ordinary shares during the preceding three months if such amount were below the conversion price of $0.09 per ordinary share (equivalent to $0.45 per ADS), subject to a floor of $0.065 per ordinary share (equivalent to $0.325 per ADS). The conversion price and ratio shall be proportionally adjusted for share splits, dividends, re-combinations and similar events. Subject to certain exceptions specified in our articles of association, the conversion price will also be adjusted on a weighted-average basis in the event of any future issuance of ordinary shares or securities convertible, exchangeable or exercisable into ordinary shares, subject to certain exceptions, for no consideration or for consideration per share less than either the then-effective conversion price of the ordinary shares, as determined based on the average closing prices of our ADSs for a thirty day trading period ending three days prior to the date of determination. The preferred shares are entitled to a semi-annual dividend equal to 13% per annum of the purchase price payable in arrears. Such dividend shall be payable, at our option, in cash unless payment in cash is prohibited by law or by the terms of our debt instruments, or in additional preferred shares or ordinary shares of the Company. Our indenture currently will prohibit such payment in cash and is likely to do so for the foreseeable future. In connection with this financing commitment, we will issue to these shareholder groups warrants to purchase 5,000,000 ordinary shares, which is the equivalent of 1,000,000 ADSs, exercisable at a price of $0.01 per ordinary shares (equivalent to $0.05 per ADS). The warrants are exercisable for five years from the closing date of the securities purchase agreement. In the event of any liquidation, dissolution or winding up of the company, the holders of preferred shares will be entitled to receive, prior to and in preference to the distribution of any of our assets to holders of ordinary shares, an amount equal to 100% of the issue price of the preferred shares plus all accumulated but unpaid dividends. Upon the completion of the distribution to the preferred shareholders, the remaining assets of the company available for distribution to its shareholders will be distributed among the holders of the preferred shares and the ordinary shares pro rata based on the number of ordinary shares held by each on an as converted basis. Mergers, acquisitions and certain similar transactions will be deemed a liquidation, dissolution or winding up of the company for these purposes. The preferred shares shall be redeemable, in whole or in part, at the option of the holders on or after May 4, 2011. The redemption price for the preferred shares so redeemed will equal the issue price of the preferred shares plus the accrued but unpaid dividends thereon to, but excluding, the redemption date. The preferred shares are also redeemable for cash at our option, in whole or in part, at any time. The redemption price for the preferred shares redeemed at our option will equal the higher of the issue price of the preferred shares plus accrued but unpaid dividends thereon to, but excluding, the redemption date and the aggregate fair market value of the ordinary shares into which such preferred shares are then convertible. Simultaneously with the issuance and sale of the preferred shares under the financing commitment, we will issue to the investors additional five-year warrants to purchase an aggregate of 15,000,000 ordinary shares, which is the equivalent of 3,000,000 ADSs, exercisable at a price of $0.01 per ordinary share. The warrants are exercisable for five years from the closing date of the securities purchase agreement. The securities purchase agreement is unsecured, contains various affirmative and negative covenants binding on the Company and its subsidiaries, and sets forth additional conditions to receipt of the funding.

The second $15.0 million of this financing is a purchase money loan facility from Asia Opportunity Fund, L.P., an affiliate of JPMP Master Fund Manager, L.P., and related funds, subject to our compliance with certain conditions under the commitment. See “Risk Factors—Our financing commitments from QPL and several private equity funds managed by JPMP Master Fund Manager, L.P. (“JPMP”) are subject to a number of conditions that we may not be able to satisfy, and therefore we may not be able to obtain all or any portion of the funds purported to be available under these commitments”. The effectiveness of the commitments under the loan agreement is subject to a number of conditions, including but not limited to, the consummation of the preferred share financing, and the absence of any material adverse change or disruption in our industry or the financial, banking or capital markets that could reasonably be judged to adversely effect us or our subsidiaries

Once the commitments are effective, the facility may be drawn upon in two tranches. The first tranche of $10.0 million may be drawn upon if our consolidated cash position falls below $10.0 million. A second tranche of an additional $5.0 million may be drawn upon if our consolidated cash position again falls below $10.0 million. The maturity date of the loans made in a tranche is two years from the date such tranche is advanced. The interest rate payable on the loans is 13% per annum, with interest to be paid on a quarterly basis. In connection with the entry into the purchase money loan agreement, we will issue the administrative agent, an the date of the issuance and sale of preferred shares described above, warrants to purchase an aggregate of 5,000,000 ordinary shares, which is the equivalent of 1,000,000 ADSs, exercisable at a price of $0.01 per ordinary share (equivalent to $0.05 per ADS). In return for drawing upon the first tranche, we will issue the lenders warrants to purchase an aggregate of 15,668,170 ordinary shares, which is the equivalent of 3,133,634 ADSs, exercisable at a price of $0.01 per ordinary share (equivalent to $0.05 per ADS), as well as a commitment fee of $850,000 on a pro rata basis to the lenders that fund the first tranche. In each case, the warrants are exercisable for five years from the date of issuance.

The loan facility is unsecured and contains various affirmative and negative covenants binding on the Company and its subsidiaries, including limitations on our and our subsidiaries’ ability to incur indebtedness, grant liens on assets, pay dividends and enter into transactions with affiliates. The loan agreement sets forth additional conditions to our ability to draw loans, including but not limited to the absence of any default under any material agreement of the Company, the consummation of the preferred shares financing and compliance in all material respects by the parties thereto with the securities purchase agreement, the providing of guaranties by certain of our subsidiaries, ongoing compliance and performance of our supply agreement with QPLL and Talent Focus, the absence of any material adverse change or new material adverse condition in or affecting the business, operations, property, results of operations condition or prospects of us and our subsidiaries and the absence of any material adverse change or disruption in our industry or the financial, banking or capital markets that could reasonably be judged to adversely effect us or our subsidiaries. In addition, we will be required to repay the loans with the net proceeds of certain issuances of equity and debt and certain asset sales.

We have agreed to file a registration statement covering the resale of the shares issuable upon exercise of the preferred shares and warrants described above.

As soon as reasonably practicable following the closing of our issuance and sale of preferred shares, we shall undertake a rights offering of the preferred shares and warrants for the benefit of existing shareholders that shall exclude the purchasers of the preferred shares and certain other shareholders that have agreed to waive participation in the rights offering.

Compliance with Nasdaq Marketplace Rule 4350

We received a letter from Nasdaq, dated July 11, 2005, informing us that we are out of compliance with the audit committee requirements of Nasdaq Marketplace Rule 4350(d)(2)(A) due to the resignation of Donald Beadle from our board of directors. We are currently interviewing candidates to fill the vacant position on the audit committee of the Board and expect to regain compliance with this requirement by the earlier of our next annual shareholders meeting or May 18, 2006, which is the time frame specified in the letter from Nasdaq for us to regain compliance.

Pursuant to Nasdaq Marketplace Rule 4350(a)(1), we have elected to follow certain of our home country practices in lieu of certain of the requirements of Nasdaq Marketplace Rule 4350. In connection with this decision, we have filed with Nasdaq an opinion letter from Maples and Calder, our Cayman Islands counsel, informing Nasdaq that our practices are not prohibited by Cayman Islands law, including any home country practices that we may elect to follow in any future period provided that such practices are not prohibited by Cayman Islands law. The following are the requirements of Nasdaq Marketplace Rule 4350 for which we are following home country practices in lieu of Marketplace Rule 4350 requirements:

•	Marketplace Rule 4350(i)(1), which requires shareholder approval prior to the issuance of securities when the issuance or potential issuance will result in a change of control of the issuer, in connection with the commitments from QPL and JPMP for them and their affiliates to provide us up to $30 million financing, which is comprised of a commitment from QPL and JPMP to purchase $15 million of our convertible preferred shares and a $15 million purchase money loan commitment from J.P. Morgan Partners Asia LDC. See “Operating and Financial Review and Prospects—Liquidity and Capital Resources” for a detailed description of this purchase money loan commitment and convertible preferred shares commitment.

•	Marketplace Rule 4350(c)(1), which requires a majority of the board of directors to be comprised of independent directors. Currently only two of nine of the Company’s directors are independent within the meaning of Marketplace Rule 4350(c)(1). Pursuant to the shareholders agreement among the investor group, QPL and certain other investors, those parties have agreed to vote their shares so that three of our directors are selected by QPL, three of our directors are selected by Asia Opportunity Fund, L.P., and three independent directors are individuals selected by Asia Opportunity Fund, L.P. and nominated by QPL for recommendation to board of directors for approval and appointment by the board of directors, subject to decrease as their respective shareholding decreases. See “Major Shareholders and Related Party Transactions—Shareholders Agreement” and “Directors, Senior Management and Employees—Board Practices”.

•	Marketplace Rule 4350(c)(3)(A) and (B), which requires compensation of the chief executive officer and all other executive officers of the Company to be determined, or recommended to the board of directors for determination either by a majority of independent directors or a compensation committee comprised solely of independent directors. Currently only two of the three members of the compensation committee of the board of directors are independent within the meaning of Marketplace Rule 4350(c)(3)(A) and (B).

•	Marketplace Rule 4350(c)(4)(A), which requires director nominees to be either selected, or recommended for the board of director’s selection, by a majority of the independent directors or a nominations committee comprised solely of independent directors. This requirement conflicts with the requirements of the shareholders agreement as described further above. See “Major Shareholders and Related Party Transactions—Shareholders Agreement” and “Directors, Senior Management and Employees—Board Practices”.

•	Marketplace Rule 4350(d)(3), which requires the audit committee to have the specific responsibility and authority to select the Company’s auditors. The parties to the shareholders agreement have agreed to vote their shares so that the board of directors shall appoint as our auditors an internationally recognized accounting firm selected by Asia Opportunity Fund, L.P. and approved by QPL. See “Major Shareholders and Related Party Transactions—Shareholders Agreement”.

ITEM 8. FINANCIAL INFORMATION

See Item 18 “Financial Statements”.

Matters Relating to Independent Auditors

During the fiscal years ended April 30, 2003, 2004, 2005 and through August 2, 2005, there were no reportable events.

ITEM 9. THE OFFER AND LISTING

Market Price Information—American Depositary Shares (ADSs)

Our ordinary shares trade in the form of ADSs evidenced by American Depositary Receipts, or ADRs. Our ADSs are quoted on The Nasdaq National Market under the symbol “ASTT”. Each ADS represents ownership interests in five of our ordinary shares (or the right to receive five ordinary shares). The Bank of New York acts as the depositary of our ADSs. The table below presents the high and low closing prices for the ADSs traded on The Nasdaq National Market or Nasdaq SmallCap Market, as applicable, for the periods presented.

	Price per ADS on Nasdaq National Market or Nasdaq SmallCap Market
	High ($)	Low ($)
Annual Highs and Lows
Fiscal Year Ended April 30,
2001	$11.56	$3.44
2002	5.60	1.00
2003	1.97	0.35
2004	4.60	0.42
2005	2.46	0.88

Quarterly Highs and Lows
Fiscal Year Ended April 30, 2004
First Quarter	$1.18	$0.42
Second Quarter	3.02	0.80
Third Quarter	4.60	2.70
Fourth Quarter	3.66	2.07
Fiscal Year Ended April 30, 2005
First Quarter	$2.46	$1.05
Second Quarter	1.20	0.88
Third Quarter	1.70	1.05
Fourth Quarter	1.30	0.91

Monthly Highs and Lows (most recent 7 months)
January	$1.30	$1.05
February	1.30	1.12
March	1.24	1.01
April	1.07	0.91
May	0.98	0.82
June	1.08	0.78
July	0.85	0.78

Following the offering of our ADSs in July 2000, our ADSs were quoted on The Nasdaq National Market until June 2003. On June 26, 2003, as we did not meet the listing requirements for the Nasdaq National market, NASDAQ approved our application to transfer to The NASDAQ SmallCap Market, where our ADSs were quoted from July 1, 2003 to April 12, 2004. On April 12, 2004, the ADSs, once again became quoted on The Nasdaq National Market.

All of the ordinary shares issued and outstanding are registered shares and not bearer shares, are fully paid, duly authorized and validly issued and have a par value $0.01 per share. There is no public trading market for our ordinary shares.

ITEM 10. ADDITIONAL INFORMATION

MEMORANDUM AND RESTATED ARTICLES OF ASSOCIATION

We were incorporated on October 20, 1999 in the Cayman Islands as an exempted company with limited liability, and our affairs are governed by our Restated Memorandum and Restated Articles of Association and The Companies Law (as revised) of the Cayman Islands and the common law of the Cayman Islands. The following is a summary of the Restated Memorandum and Restated Articles of Association, including rights and privileges pertaining to our ordinary shares.

Objects and Purpose

Our Restated Memorandum of Association provides that the objects for which we are established are unrestricted.

Directors

The Restated Articles of Association provide that any contract or arrangement in which a director of ours is interested shall be approved by a majority of the disinterested directors or by the shareholders in a general meeting prior to entry into the contract or arrangement. No director (except for the independent directors) shall be entitled to any remuneration for serving as a director. Our board of directors may exercise all the powers to borrow money without restriction. There is no mandatory age limit by which directors much retire. There is no shareholding qualification for directors.

Share Capital

We have a total authorized share capital of $30,000,000, divided into 3,000,000,000 ordinary shares of par value $0.01, 678,437,130 which were outstanding as of April 30, 2005. All of the ordinary shares issued and outstanding are registered shares and not bearer shares, and are fully paid, duly authorized and validly issued.

Cayman Islands laws provides that share capital may be increased in such manner as is provided for in the articles of association of the relevant company. Our Restated Articles of Association provide that our share capital may be increased by ordinary resolution of the shareholders. The Restated Articles of Association are permissive of a repurchase or a reduction in share capital subject to approval by special resolution and such additional approvals as are required under the Companies Law of the Cayman Islands (in the case of reduction of capital, this would required approval of the Grand Court of the Cayman Islands).

Ordinary Shares. There are no limitations in our Restated Articles of Association or under Cayman Islands law on the right to own securities, including the rights of non-resident or foreign shareholders to hold or exercise voting rights although no shares in an exempted company may be offered to the public in the Cayman Islands.

Voting rights. The holders of ordinary shares are entitled on a show of hands to one vote per holder and on a poll to one vote per share on all matters to be voted on by our shareholders.

Dividend Rights. Holders of the ordinary shares are entitled to share equally, share for share, if dividends are declared on our ordinary shares, whether such dividends are payable in cash, property or securities. Any dividend unclaimed after a period of six years from the date when it was declared shall be forfeited and shall revert to us.

Liquidation Rights, Other Rights. In the event of a voluntary or an involuntary liquidation, dissolution or winding up, the holders of our ordinary shares are entitled to share equally, share for share, in the assets available for distribution and shall be entitled to receive all assets and funds remaining and available for distribution, divided on a pro rata basis according to the number of ordinary shares owned. Except as set forth above, holders of our ordinary shares have no conversion or redemption rights. Our Restated Articles of Association contain provisions dealing with the manner in which capital calls can be made on shareholders but these only apply to situations in which the ordinary shares are issued partly paid and are subject to the specific terms of issue of such partly paid shares.

Warrants. In a private placement transaction in October 1999, we issued 155,000 units consisting of 155,000 warrants to purchase ordinary share of ASAT holdings and $155,000,000 aggregate principal amount of 12.5% senior notes due 2006 of ASAT (Finance) LLC, all of which notes were redeemed on February 25, 2004 and are no longer outstanding. Each warrant entitles the holder, subject to specific conditions, to subscribe for 114.19 of our ordinary shares at an exercise price of $0.39 per share, subject to adjustment under specified circumstances. As a result of a share dividend of 47 ordinary shares for each outstanding share undertaken contemporaneously with the completion of our offering of ADSs on July 14, 2000, the total number of our ordinary shares issuable upon exercise of the warrants was adjusted from 371,132 shares to 17,699,450 shares, and the exercise price for the warrants was adjusted from $18.60 per ordinary share to $0.39 per ordinary share. The warrants are exercisable at any time on or after November 1, 2001 and will expire on November 1, 2006.

Share Option Plans. We adopted the 2000 Stock Option Plan, or the plan, on July 6, 2000. We have authorized 110,000,000 ordinary shares for issuance under the plan. This is equivalent to 22,000,000 ADSs. The plan is a non-qualified, discretionary option grant program under which eligible individuals may be granted options to purchase ordinary shares. Under the plan, the board of directors and, when so delegated, the compensation committee of the board of directors, will determine which individuals will be granted options, the number of ordinary shares subject to the option, the exercise price for the ordinary shares, the vesting periods and any other terms as the board of directors deems appropriate and consistent with the plan. The individuals eligible to participate in the plan includes officers, employees, consultants and non-employee directors of the ASAT group companies. The plan is designed to attract employees and important individuals to the ASAT group companies and to provide recipients with a proprietary interest in the financial success of ASAT.

On January 24, 2003, we announced an employee stock exchange program, a voluntary stock option exchange program for our employees, employee director and non-employee directors. We offered eligible stock option holders with exercise prices above the current bid price of our ADSs the option of voluntarily canceling their outstanding options. In exchange, participants were to be granted new stock options at the fair value of our ADSs no sooner then six months and one day after the cancellation of the options, which cancellation occurred on February 24, 2003. Under the terms of the stock option exchange program, 60,822,235 options for ordinary shares (equivalent to 12,164,447 options to purchase ADSs) were surrendered for cancellation.

On August 29, 2003, options for 32,948,550 ordinary shares (equivalent to 6,589,710 ADSs) were granted under the employee stock option exchange program at an exercise price of $0.288 per ordinary share (equivalent to $1.44 per ADS) to those participants who were still employed by us on that date. All newly granted options have the same date vesting schedules as the cancelled options.

ADS Repurchase Program. During the fiscal years ended April 30, 2001 and 2002, we repurchased 6,273,000 and 780,000 ordinary shares at total costs of approximately $5.3 million and $541 thousand, respectively, under our ADS repurchases program announced in January 2001.

Changing Shareholder Rights

A special resolution of shareholders (that is a resolution passed by a two thirds majority of ordinary shareholders present at a properly convened and constituted shareholder meeting or unanimously in writing by all shareholders) is required to change the rights attaching to the ordinary shares.

Transfer of Shares

Under our Restated Articles of Association, ordinary shares are freely transferable by way of an instrument of transfer as prescribed by the board of directors.

Ordinary shares held by QPL, the investor group or their permitted transferees are subject to a shareholders agreement between those parties. Under that agreement, the parties are not allowed to transfer any ordinary shares unless to permitted transferees, in registered public offerings, on Nasdaq or an internationally recognized stock exchange on which the ordinary shares are listed, or in accordance with the right of first offer, tag along and drag along requirements in the agreement, subject to applicable law, including United States securities law. Any ordinary share owned by QPL, the investor group or their permitted transferees will be released from these contractual transfer restrictions once the ordinary share is sold in a registered public offering, or on Nasdaq or an internationally recognized stock exchange on which the ordinary shares are listed. The ADSs sold in the offering of our ADSs completed on July 14, 2000 by the selling shareholders, and the ordinary shares represented by the ADSs have not been subject to these transfer restrictions since completion of the offering of our ADSs. See Item 7 “Major Shareholders and Related Party Transactions—Shareholders Agreement”.

Differences in Corporate Law

The Companies Law of the Cayman Islands is modeled after that of England but does not follow recent United Kingdom statutory enactments and differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

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

Shareholders’ Suits. Our Cayman Islands counsel is not aware of any reported class action having been brought in a Cayman Islands court. Reported derivative actions have been brought but have not succeeded for technical reasons. In principle, a derivative action may not be brought by a minority shareholder. Instead, we would be the proper plaintiff. However, based on English authorities, which are of persuasive authority in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:

•	a company is acting or proposing to act illegally or ultra vires;

•	the act complained of, although not ultra vires, could be effected only if authorized by more than a simple majority vote (which has not be obtained); or

•	those who control the company are perpetrating a “fraud on the minority”.

Indemnification

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our Restated Articles of Association permit us to indemnify officers and directors for losses, damages, cost and expenses incurred in their capacities as such if they acted in good faith and in a manner they reasonably believed to be in our best interests, and in any criminal action, if they had no reasonable cause to believe their conduct was unlawful. If the director or officer is found liable by the court, we may indemnify him only if the court determines that the director or officer is fairly and reasonably entitled to indemnity.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable as a matter of United States law.

Annual General Meeting

As a matter of Cayman Islands law, we are not required to hold an annual general meeting of shareholders. If we do hold an annual general meeting then we are required to call such meeting on not less than 21 days’ notice. Directors may call a meeting of shareholders at any other time. Where a special resolution (as defined above) is to be proposed at the meeting, such meeting shall be called by not less than 21 days’ notice in writing to all shareholders. Any other general meeting is required to be called by not less than 14 days’ notice in writing to all shareholders.

Inspection of Books and Records

Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements.

MATERIAL CONTRACTS

In March 2001 we entered into a supply agreement with QPLL and Talent Focus, both wholly-owned subsidiaries of QPL, pursuant to which QPLL and Talent Focus, as our preferred suppliers, agreed to supply leadframes based on our orders from time to time during the term of the contract. QPL is our largest affiliated shareholder group. The Original Supply Agreement expired on April 30, 2004. The prices for the leadframes provided to us under this Original Supply Agreement were fair market value plus a premium of not less than 5% of fair market value. We believe that the premiums paid to QPL for leadframe materials under the Original Supply Agreement were fair and reasonable for a number of reasons, including: (i) we have been consistently granted priority for needed capacity for our orders even QPL has been operating in an environment during which they must allocate product among their other customers, (ii) QPL engineers have consistently given us first priority to addressing quality or production related issues with us, (iii) QPL engineers have consistently worked closely with our engineers and production managers to expeditiously design and manufacturing leadframes to our customer specifications, (iv) the close proximity of the QPL manufacturing facilities to our assembly operations, first in Tsuen Wan, Hong Kong and more recently in Dongguan, China, have resulted in the expeditious delivery of leadframes to us, and (v) QPL has been willing to hold inventory for us and/or customers under our “just-in-time” inventory management system. Fair market value under this expired contract was determined by reference to the quotations obtained from two or more reputable vendors in the integrated circuit industry selected by us and approved by QPLL and Talent Focus.

As part of our corporate restructuring program, we made a strategic decision to move substantially all of our Hong Kong manufacturing operation to Dongguan, China in order to significantly reduce our costs and access the high-growth semiconductor market in China. To launch what we call Phase I of this transition of our operations to China, in August 2002 we entered into a lease agreement pursuant to which Changshi has constructed an 180,000 square foot factory facility according to design drawings provided by us and completed the interior finish and fixtures in and leased the facility to us starting from September 2003, for a term of 15 years. We are obligated to pay monthly rental payments of HK$1.4 million (approximately $179 thousand at an assumed exchange rate of HK$7.80 per $1.00) for the first six years of the rental term, HK$350 thousand (approximately $45 thousand at an assumed exchange rate of HK$7.80 per $1.00) for the seventh to eleventh years and HK$385 thousand (approximately $49 thousand at an assumed exchange rate of HK$7.80 per $1.00) for the twelfth to fifteenth years. Form October 30, 2004 and during the term of the leases. we have an option and a right of first refusal to purchase the facility and the related land-use right at prices fixed in a predetermined schedule or, subsequent to October 2009, at prices based on the then fair market value of the factory facilities and related land use right. Additionally, under a management services agreement, we were obligated to pay Changshi a monthly management service fee of HK$506 thousand (approximately $65 thousand at an assumed exchange rate of HK$7.80 per $1.00), which amount includes a land use rights fee, foreign exchange remittance fees and certain administrative and management charges for the next six year term, commencing September 2003. Over the six year term of this agreement, Changshi will support the operation of the facility by nominating employees for staffing of the facility, maintaining the facility and its systems in good repair and operating condition (at our cost) and assisting us with handling Chinese governmental and regulatory matters.

In May 2004, we entered into another lease agreement with Changshi to build a 300,000 square foot Phase II facility immediately adjacent to our Phase I facility. Construction of the Phase II facility is now complete, and finish of the interior and fixtures of the Phase II facility is expected to be completed in the October 2005 quarter. The Phase II facility lease also included the participation of the Changshi subsidiary that holds the subject land use right, Dongguan Changan ASAT Semiconductor ASAT Assembly and Test Factory. Under the terms of the lease agreement, we will lease the completed Phase II factory from Changshi for a period of 15 years starting from the commencement date, as defined in the lease agreement. We are obligated to pay monthly payments of HK$1.4 million (approximately $179 thousand at an assumed exchange rate of HK$7.80 per $1.00) for the first six years of rental term and HK$700 thousand (approximately $90 thousand at an assumed exchange rate of HK$7.80 per $1.00) per month for the seventh to fifteenth years of the lease term. From October 31, 2008 and during the term of the lease, we have an option and a right of first refusal to purchase the facility and the related land-use right of the land at prices fixed in a predetermined schedule starting during the period from October 2008 to July 2011, and thereafter at prices based on the then fair market value of the facility and related land-use right. Additionally, under a management services agreement, we are obligated to pay Changshi a monthly management service fee of approximately HK$639 thousand (approximately $82 thousand at an assumed exchange rate of HK$7.80 per $1.00) for a period of six years, starting from the commencement date of the lease, and over the six year term of the agreement, Changshi will support the operation of the facility by nominating employees for staffing of the facility, maintaining the facility and its systems in good repair an operating condition (at our cost) and assisting us with handling Chinese governmental and regulatory matters.

On August 5, 2004, we entered into an agreement to Wellmean to complete the interior finish and fixtures in the Phase II facility, including the purchase and installation of electrical and mechanical systems (such as HVAC systems) and the utilities infrastructure (such as water deionization and purification system), gas piping and electrical wiring. Under the terms of this agreement, the capital equipment to be acquired and the installation service charges to be split into a series of payments as follows (amounts converted from Renminbi at an assumed exchange rate of RMB8.11 to $1 for the unpaid portion):

•	the first payment in the amount of $2.9 million is due within ten days of signing the agreement;

•	the second payment in the amount of $7.2 million is due within ten days of the achievement of 50% of the contracted work;

•	the third payment in the amount if $4.4 million is due within the ten days of the completion of the contracted work; and

•	the remaining balance, as retention money, is payable in 24 monthly payments in the amount of $609 thousand per month, the first such monthly payment commencing on the thirtieth day after the completion of the contracted work.

We made the first payment of $2.9 million to Wellmean on August 12, 2004, and the second payment of $7.2 million on March 2, 2005.

On July 11, 2005, Wellmean agreed with us to defer the third payment and the first two monthly payments of the retention money to November 2005.

Pursuant to an interim supply agreement, dated as of May 1, 2004, we purchased from April 30, 2004 to May 1, 2005 substantially all of our leadframe requirements from QPLL and Talent Focus on substantially the same terms as described in the Original Supply Agreement. Notwithstanding the terms of this interim supply agreement that require us to purchase leadframes from QPLL and Talent Focus at a 5% premium, we purchased our leadframes on a purchase order basis without any premium.

On June 23, 2005, we entered into a new supply agreement with QPLL and Talent Focus. The supply agreement principally governs the supply and delivery of lead frame, heat sinks and other related products to us based on our orders during the term of the supply agreement. The supply agreement also governs the treatment of the inventory supply arrangements under the supply agreement between the parties, as well as the extended payment term granted to us by QPLL and Talent Focus. Under the supply agreement, QPLL and Talent Focus have agreed to extend the number of account payable days to ninety days from the date of issuance of an invoice. Invoices under the supply agreement shall be paid under standard purchase order terms. The supply agreement is effective until June 22, 2006, and shall be renewed for additional 12 month terms, unless the agreement is terminated by us upon written notice prior to the expiration date in accordance with the provisions of the agreement. In connection with the financing commitments of two of our principal shareholder groups, we, Talent Focus and QPLL have agreed to amend and restate this supply agreement to provide that the payment terms thereunder shall be no more than (a) 30 days at any time for invoices issued prior to October 31, 2005, and (b) at any time for invoices issued after November 1, 2005 but prior to September 15, 2006, the longer of (i) 60 days, or (ii) the average of such actual payable days achieved, consistent with past practice, between us and our subsidiaries on the one hand, and our material vendors on the other hand, as they are defined in our securities purchase agreement but in no event longer than 90 days.

On July 31, 2005, we entered into $30.0 million of financing commitments with JPMP Master Fund Manager, L.P. related funds and QPL, two of our principal shareholder groups, and affiliates of these two entities. These financings are scheduled to close on September 15, 2005, subject to a number of conditions. See “Risk Factors—Our financing commitments from QPL International Holdings Limited (“QPL”) and several private equity funds managed by JPMP Master Fund Manager, L.P. (“JPMP”) are subject to a number of conditions that we may not be able to satisfy, and therefore we may not be able to obtain all or any portion of the funds purported to be available under these commitments.” Of these financing commitments, $15.0 million is related to the issuance and sale pursuant to a securities purchase agreement of up to 300,000 Series A redeemable convertible preferred shares to Asia Opportunity Fund, L.P., QPL, and affiliates or related funds of these entities, subject to our compliance with certain conditions under the commitment. Half of this $15.0 million of financing will be provided by Asia Opportunity Fund, L.P. and its related funds, and half of the financing will be provided by QPL and/or its affiliates. Each preferred share issued pursuant to the commitment will be convertible at the option of the holder into ordinary shares at an initial conversion price equal to $0.09 per ordinary share (equivalent to $0.45 per ADS), but would be reset on October 31, 2006 to 80% of the average trading price per share equivalent of our ordinary shares during the preceding three months if such amount were below the conversion price of $0.09 per ordinary share (equivalent to $0.45 per ADS), subject to a floor of $0.065 per ordinary share (equivalent to $0.325 per ADS). The conversion price and ratio shall be proportionally adjusted for share splits, dividends, re-combinations and similar events. Subject to certain exceptions specified in our articles of association, the conversion price will also be adjusted on a weighted-average basis in the event of any future issuance of ordinary shares or securities convertible, exchangeable or exercisable into ordinary shares, subject to certain exceptions, for no consideration or for consideration per share less than either the then-effective conversion price of the ordinary shares, as determined based on the average closing prices of our ADSs for a thirty day trading period ending three days prior to the date of determination. The preferred shares are entitled to a semi-annual dividend equal to 13% per annum of the purchase price payable in arrears. Such dividend shall be payable, at our option, in cash unless payment in cash is prohibited by law or by the terms of our debt instruments, additional preferred shares or ordinary shares of the Company. Our indenture currently will prohibit such payment in cash and is likely to do so for the foreseeable future. In connection with this financing commitment, we will issue to these shareholder groups warrants to purchase 5,000,000 ordinary shares, which is the equivalents of 1,000,000 ADSs, exercisable at a price of $0.01 per ordinary share (equivalent to $0.05 per ADS). The warrants are exercisable for five years from the closing date of the securities purchase agreement. In the event of any liquidation, dissolution or winding up of the company, the holders of preferred shares will be entitled to receive, prior to and in preference to the distribution of any of our assets to holders of ordinary shares, an amount equal to 100% of the issue price of the preferred shares plus all accumulated but unpaid dividends. Upon the completion of the distribution to the preferred shareholders, the remaining assets of the company available for distribution to its shareholders will be distributed among the holders of the preferred shares and the ordinary shares pro rata based on the number of ordinary shares held by each on an as converted basis. Mergers, acquisitions and certain similar transactions will be deemed a liquidation, dissolution or winding up of the company for these purposes. The preferred shares shall be redeemable, in whole or in part, at the option of the holders on or after May 4, 2011. The redemption price for the preferred shares so redeemed will equal the issue price of the preferred shares plus the accrued but unpaid dividends thereon to, but excluding, the redemption date. The preferred shares are also redeemable for cash at our option, in whole or in part, at any time. The redemption price for the preferred shares redeemed at our option will equal the higher of the issue price of the preferred shares plus accrued but unpaid dividends thereon to, but excluding, the redemption date and the aggregate fair market value of the ordinary shares into which such preferred shares are then convertible. Simultaneously with the issuance and sale of the preferred shares under the financing commitment, we will issue to the investors additional five-year warrants to purchase an aggregate of 15,000,000 ordinary shares, which is the equivalent of 3,000,000 ADSs, exercisable at a price of $0.01 per ordinary share (equivalent to $0.05 per ADS). The warrants are exercisable for five years from the closing date of the securities purchase agreement. The securities purchase agreement is unsecured, contains various affirmative and negative covenants binding on the Company and its subsidiaries, and sets forth additional conditions to receipt of the funding.

The second $15.0 million of this financing is a purchase money loan facility from Asia Opportunity Fund, L.P., an affiliate of JPMP and related funds, subject to our compliance with certain conditions under the commitment. See “Risk Factors—Our financing commitments from QPL and several private equity funds managed by JPMP Master Fund Manager, L.P. (“JPMP”) are subject to a number of conditions that we may not be able to satisfy, and therefore we may not be able to obtain all or any portion of the funds purported to be available under these commitments”. The effectiveness of the commitments under the loan agreement is subject to a number of conditions, including but not limited to, the consummation of the preferred share financing, and the absence of any material adverse change or disruption in our industry or the financial, banking or capital markets that could reasonably be judged to adversely effect us or our subsidiaries.

Once the commitments are effective, the facility may be drawn upon in two tranches. The first tranche of $10.0 million may be drawn upon if our consolidated cash position falls below $10.0 million. A second tranche of an additional $5.0 million may be drawn upon if our consolidated cash position again falls below $10.0 million. The maturity date of the loans made in a tranche is two years from the date such tranche is advanced. The interest rate payable on the loans is 13% per annum, with interest to be paid on a quarterly basis. In connection with the entry into the purchase money loan agreement, we will issue the administrative agent, on the date of the issuance and sale of preferred shares described above, warrants to purchase an aggregate of 5,000,000 ordinary shares, which is the equivalent of 1,000,000 ADSs, exercisable at a price of $0.01 per ordinary share (equivalent to $0.05 per ADS). In return for drawing upon the first tranche, we will issue the lenders warrants to purchase an aggregate of 15,668,170 ordinary shares, which is the equivalent of 3,133,634 ADSs, exercisable at a price of $0.01 per ordinary share (equivalent to $0.05 per ADS), as well as a commitment fee of $850,000 on a pro rata basis to the lenders that fund the first tranche. In each case, the warrants are exercisable for five years from the date of issuance.

The loan facility is unsecured and contains various affirmative and negative covenants binding on the Company and its subsidiaries, including limitations on our and our subsidiaries’ ability to incur indebtedness, grant liens on assets, pay dividends and enter into transactions with affiliates. The loan agreement sets forth additional conditions to our ability to draw loans, including but not limited to the absence of any default under any material agreement of the Company, the consummation of the preferred shares financing and compliance in all material respects by the parties thereto with the preferred shares purchase agreement, the providing of guaranties by certain of our subsidiaries, ongoing compliance and performance of our supply agreement with QPLL and Talent Focus, the absence of any material adverse change in or affecting the business, operations, property, results of operations condition or prospects of us and our subsidiaries and the absence of any material adverse change or new material adverse condition or disruption in our industry or the financial, banking or capital markets that could reasonably be judged to adversely effect us or our subsidiaries. In addition, we will be required to repay the loans with the net proceeds of certain issuances of equity and debt and certain asset sales.

We have agreed to file a registration statement covering the resale of the shares issuable upon exercise of the preferred shares and warrants described above.

As soon as reasonably practicable following the closing of our issuance and sale of preferred shares, we shall undertake a rights offering of the preferred shares and warrants for the benefit of existing shareholders that shall exclude the purchasers of the preferred shares and certain other shareholders that have agreed to waive participation in the rights offering.

EXCHANGE CONTROLS AND OTHER LIMITATIONS

The laws of the Cayman Islands where ASAT Holdings is incorporated and those of Hong Kong where we operate our businesses and the Memorandum and Articles of Association of ASAT Holdings do not impose exchange control or restrictions on the remittance of dividends or other payments to nonresident holders of the ordinary shares and ADSs.

TAXATION

We discuss below the material United States federal income tax and general Cayman Islands and Hong Kong tax consequences of the beneficial ownership and disposition of the ADSs or ordinary shares. This discussion is based on laws, regulations, rulings, income tax conventions or treaties, administrative practices and judicial decisions in effect at the date of this Annual Report. Subsequent legislative, judicial or administrative changes or interpretations may be retroactive and could affect your tax consequences.

Your tax treatment as a holder of ADSs or ordinary shares may vary depending upon your particular situation, and some holders may be subject to special rules not discussed below. We do not discuss below the state, local and foreign (other than Cayman Islands and Hong Kong) tax consequences of the ownership and disposition of the ADSs or ordinary shares. This summary does not address all tax aspects that may be important to you as a holder of our securities.

You are urged to consult your own tax advisors as to your particular tax consequences of the ownership, exercise and disposition of our ADSs or ordinary shares, including whether any state, local or foreign tax laws apply to you.

United States Taxation

The following is a general discussion of the material United States federal income tax considerations relevant to the ownership and disposition of the ADSs or ordinary shares. This summary is based on existing United States federal income tax law, which is subject to change, possibly retroactively. The discussion addresses only persons that hold ADSs or ordinary shares as capital assets, which generally is property held for investment, under the United States Internal Revenue Code of 1986, as amended (the “Code”), and that use the United States dollar as their functional currency. The discussion does not consider the circumstances of particular purchasers, such as banks, insurance companies, tax-exempt organizations, dealers, traders who elect to mark-to-market, persons holding ADSs or ordinary shares as part of a hedge, straddle, or conversion transaction, persons treated as owning 10% or more of the voting power of our shares, and that are subject to special tax rules that may differ from those discussed below.

For purposes of this discussion, “U.S. holder” means a beneficial owner of ADSs or ordinary shares that is:

•	an individual who is a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation created in or organized under the laws of the United States or any of its political subdivisions;

•	a trust (1) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust, or (2) that was in existence on August 20, 1996, was treated as a United States person under the Code on the preceding day and elected to continue to be so treated; or Internal Revenue Code on the preceding day, and elected to continue to be so treated; or

•	an estate the income of which is subject to United States federal income taxation regardless of its source.

“Non-U.S. holder” means a beneficial owner of ADSs or ordinary shares that is not a U.S. holder.

If a partnership (including for this purpose any entity treated as partnership for United States federal income tax purposes) is a beneficial owner of the ADSs or ordinary shares, the United States tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. A holder of ADSs or ordinary shares that is a partnership and parents in such partnership should consult their own tax advisors about the United States federal income tax consequences of holding and disposing of the ADSs or ordinary shares.

Taxation of ADSs and Ordinary Shares

In general, for United States federal income tax purposes, Unite States holders of ADSs will be treated as the owners of the ordinary shares represented by the ADSs. Accordingly, no gain or loss will be recognized upon the exchange of ADSs for a U.S. holder’s proportionate interest in the ordinary shares represented by such ADSs. A U.S. holder’s tax basis in the ordinary shares will be the same as its tax basis in the ADSs surrendered for such shares, and the holding period in such shares will include the period during which the holder held the ADSs. The United States federal income tax consequences described below should apply regardless of whether a U.S. holder holds ADSs or ordinary shares.

We believe that we are not subject to treatment as a passive foreign investment company for the United States federal income tax purposes. Except as expressly noted below, under the headings “—Passive Foreign Investment Company”, the discussion below assumes that we will not be so treated.

Distributions on ADSs or Ordinary Shares. To the extent that a cash distribution on ADSs or ordinary shares is paid to a U.S. holder out of our current or accumulated earnings and profits, as determined for United States federal income tax purposes, such distribution will be includable in the U.S. holder’s gross income in an amount equal to gross amount of such distribution, without reduction for any applicable foreign withholding tax. Dividends will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. Subject to certain limitations, dividends paid to non-corporate U.S. holders, including individuals, may be eligible for a reduced rate of taxation if we are deemed to be a “qualified foreign corporation” for Unit States federal income tax purposes. A qualified foreign corporation includes a foreign corporation if:

(i) its shares (or, according to the legislative history, its ADSs) are readily tradable on an established securities market in the United States; or

(ii) it is eligible for the benefits under a comprehensive income tax treaty with the United States.

The ADSs are traded on the Nasdaq National Market. However, due to the absence of specific statutory provisions addressing the ADSs, there can be no assurance that we are a qualified foreign corporation, and, therefore, that such reduced rate of taxation will apply. The reduced rate of taxation will not apply to dividends received in taxable years beginning after December 31, 2008. Each U.S. holder should consult its own advisor regarding the treatment of dividends.

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

Distributions on ADSs or ordinary shares will be income from sources outside the United States and for tax years beginning before January 1, 2007, generally will be “passive income” or “financial services income”, and for tax years beginning after December 31, 2006, generally will be “passive category income” or “general category income” for purpose of computing the United States foreign tax credit allowable to a U.S. holders.

The amount of any distribution paid in a currency other than the United States dollar will be the U.S. dollar value of the payment made, determined at the spot foreign exchange rate on the date such payment is includable in the income of the U.S. holder, regardless of whether the payment is in fact converted into U.S. dollars. Any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is includable in income to the date such payment is converted into United States dollars will be treated as United States source ordinary income or loss.

Sale or Other Disposition. A. U.S. holder generally will recognize gain or loss upon a sale or other taxable disposition of ADSs or ordinary shares in an amount equal to the difference between the United States dollar value of the amount realized on the sale or other taxable disposition and the U.S. holder’s adjusted tax basis in the ADSs or ordinary shares, as applicable. Such gain or loss will generally be capital gain or loss and will be long-term capital gain or loss if, at the time of sale or other taxable disposition, the U.S. holder held the ADS or ordinary share for more than one year. Net long-term capital gains of non-corporate U.S. holders, including individuals, are eligible for reduced rates of United States federal income tax. Any gain or loss recognized by a U.S. holder on a sale or other taxable disposition of ADSs or ordinary shares will generally be treated as United States source gain or loss for foreign tax credit purposes. A U.S. holder’s ability to deduct capital losses in respect of ADSs or ordinary shares is subject to limitations.

Passive Foreign Investment Company. We believe that we are not subject to treatment as a passive foreign investment company. However, because the passive foreign investment company determination is made annually on the basis of facts and circumstances that may be beyond our control, and because the principles for applying the passive foreign investment company tests are complex, we cannot assure you that we are not and will not become a passive foreign investment company. A company is generally considered a passive foreign investment company for any taxable year if either: 1) at least 75% of its gross income is passive income, or 2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. For this purpose, passive income generally includes dividends, interest, royalties, rents (other than rents and royalties derived in the active conduct of a trade or business and not derived from a related person), annuities and gains from assets that produce passive income. If we own at least 25% by value of the equity shares of another corporation, we will be treated for purposes of the passive foreign investment company tests as owning a proportionate share of the assets of the other corporation, and as receiving directly a proportionate share of the other corporation’s income. If we have been or are a passive foreign investment company for any taxable year, dividends paid by us to U.S. holders would not be eligible of the reduced rate of taxation applicable to non-corporate U.S. holders, including individuals (see—“Distributions on ADSs or Ordinary Shares” above). Additionally, U.S. holders would generally be required to treat any gain on the sale of the ADSs or ordinary shares as an “excess distribution” and may also be subject to an interest charge. The excess distribution or gain would be allocated ratably over their holding period, the amount allocated to the current tax year would be subject to tax as ordinary income, and the amount allocated to each previous tax year would be subject to tax at the highest applicable marginal rate in effect for that year and an interest charge would be imposed to recover the deemed benefit from the deferred payment of the tax. These rules would effectively prevent a U.S. holder from treating the gain realized on the disposition of the ADSs or ordinary shares as capital gain. You could avoid the rules just described if, at the time you acquired your ADSs or ordinary shares, you were eligible for and timely made a mark-to-market election. We urge you to consult your tax advisor regarding the consequences of an investment in a passive foreign investment company before purchasing ADSs or ordinary shares.

Taxation of Non-U.S. Holders. Distributions on ADSs or ordinary shares to non-U.S. holder would not be subject to United States withholding tax or to United States federal income tax unless such income tax unless such income is effectively connected with the conduct by such non-U.S. holder of a trade or business within the United States. Gain realized by a non-holder on the sale or other taxable disposition of an ADS or ordinary are generally will not be subject to United States federal income tax unless:

•	the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States, or

•	the non-U.S. holder is an individual who was present in the United States for at least 183 days in the taxable year of the sale or other disposition and certain other conditions are met.

Information Reporting and Backup Withholding. Proceeds from the sale or other disposition of the ADSs or ordinary shares may be subject to information reporting to the United States Internal Revenue Service and to a 28% United States backup withholding tax. Backup withholding will not apply, however, to a corporation or to a holder who furnishes a correct taxpayer identification number or certificate of foreign status or who otherwise establishes an exemption from backup withholding.

Cayman Islands Taxation

The Cayman Islands currently does not levy any taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to ASAT Holdings levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of, the Cayman Islands. The Cayman Islands are not party to any double tax treaties. There are no Cayman Islands restrictions on the repatriation of capital or earnings of a Cayman Islands public company to non-resident investors.

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

Profits tax. In general, no tax is imposed in Hong Kong in respect of gains from the sale of property, including ADSs and shares. However, trading gains from the sale of property by persons carrying on a trade, profession or business in Hong Kong where such gains are derived from or arise in Hong Kong from such trade, profession or business will be chargeable to Hong Kong profits tax which was imposed at the rate of 17.5% for corporations and 16% for individuals during fiscal year 2005. Guidance provided by the Hong Kong Inland Revenue authority suggests that gains from sales or disposition of ADSs or ordinary shares issued outside of and not listed in Hong Kong may be considered to be derived from or to arise in Hong Kong if the relevant purchase or sales contracts are negotiated and concluded in Hong Kong, and such gains may be subject to Hong Kong profit tax if those persons deal or trade in the ADSs or ordinary shares as part of their business being carried out in Hong Kong. Whether profits of a trade are taken to be derived from Hong Kong is a question of fact and may vary depending upon the nature of the persons involved.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

Substantially all of our costs, assets and liabilities have been denominated in either U.S. dollars or Hong Kong dollars. Substantially all our net sales are denominated and received in U.S. dollars. We purchase raw materials and machinery and equipment primarily in a mix of U.S. dollars and Japanese yen. Labor and administrative costs are incurred primarily in Hong Kong dollars and, to a lesser extent, U.S. dollars and Chinese Renminbi. Overall, we estimate that in fiscal year 2004 and 2005, approximately 99% and 99%, respectively, of our marketing costs and operating expenses (excluding depreciation), were in Hong Kong or U.S. dollars. Following our recapitalization in 1999, substantially all borrowings have been in U.S. dollars.

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

Additionally, we expect that our exposure to fluctuations in the value of the Chinese Renminbi will significantly increase due to our new manufacturing facilities in Dongguan, China. From 1994 to July 2005, the conversion of Renminbi into foreign currencies, including Hong Kong and U.S. dollars, was based on rates set by the People’s Bank of China, which were set daily based on the previous day’s interbank foreign market exchange rate and current exchange rates on the world financial markets. As a result, the exchange rate of the Renminbi to the U.S. dollar was previously substantially pegged or fixed. On July 21, 2005 the government of China announced that the exchange rate of the Renminbi was being appreciated against the U.S. dollar and that the Renminbi would henceforth have a more flexible exchange rate within a 0.3% band that would float against a basket of unidentified foreign currencies. However, the Chinese government may decide to change or abandon this new policy at its sole discretion at any time in the future. This recent appreciation of the Renminbi against the U.S. dollar and any further appreciation in the exchange rate of the Renminbi against the U.S. dollar will increase our costs relating to our planned China operations.

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

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Henry Montgomery is an “audit committee financial expert” as this term has been defined under the rules and regulations of the SEC and that he is independent under the applicable rules promulgated by the Nasdaq National Market.

ITEM 16B. CODE OF ETHICS

We have adopted a code of ethics that applies to all of our employees, including our principal executive officer, principal financial officer, principal accounting officer, and persons performing similar functions. A copy of the code of ethics is attached as an exhibit to this Annual Report on Form 20-F. Amendments to the code of ethics or any grant of a waiver from a provision of the code of ethics requiring disclosure under applicable SEC rules, if any, will be disclosed on our website at http://www.asat.com.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit and Related Fees

Under its charter the audit committee of the board of directors reviews and pre-approves all audit and permissible non-audit services performed by PricewaterhouseCoopers as well as the fees charged by PricewaterhouseCoopers for such services. In its review of non-audit services, the audit committee considered whether the provision of such services is compatible with maintaining the independence of PricewaterhouseCoopers. The following table sets forth the aggregate fees billed by PricewaterhouseCoopers in connection with the following services during fiscal years 2004 and 2005:

	Fiscal Year Ended April 30,
	2004	2005
	$’000	$’000
Audit Fees(1)	$390	$390
Audit-Related Fees(2)	571	465
Tax Fees(3)	31	153
All other fees	—	—

Total fees	$992	$1,008

(1)	The aggregate fees for the fiscal years 2004 and 2005 were for the professional services rendered for the audits of our consolidated financial statements included in our Annual Report on Form 20-F, and review of the quarterly financial statements included in our current reports on Form 6-K.
(2)	The aggregate fees for the fiscal year 2004 were primarily for the professional services in relation to the accounting advice and assistance in implementing accounting standards and issuance of the 9.25% senior notes due 2011, issuance of comfort letter and assistance with and review of documents filed with SEC. The aggregate fees for the fiscal year 2005 were primarily for the professional services in relation to the accounting advice and assistance in implementing accounting standards.
(3)	The aggregate fees for the fiscal years 2004 and 2005 were primarily for professional services in relation to tax compliance, tax planning and general advice.

The audit committee has determined that the provision of services rendered above for non-audit services is compatible with maintaining the independence of PricewaterhouseCoopers.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of responding to this item.

ITEM 18. FINANCIAL STATEMENTS

See pages F-1 through F-38.

ITEM 19. EXHIBIT INDEX

Exhibits	Description

1.1(1)	Restated Memorandum of Association of ASAT Holdings Limited.

1.2(1)(5)	Restated Articles of Association of ASAT Holdings Limited, as amended. (Amendment filed with Registrant’s Annual Report on Form 20-F filed on July 9, 2004).

2.1(1)	Form of Deposit Agreement between ASAT Holdings Limited and The Bank of New York.

2.2(1)	Form of ADR (included in Exhibit 4.1).

2.3(1)	Form of specimen certificate representing ordinary shares of ASAT Holdings Limited.

4.1(2)	ASAT Holding Limited Stock Option Plan.

4.3(2)	Form of ASAT Holdings Non-Qualified Stock Option Agreement.

4.4(3)	Supply Agreement dated March 8, 2001 entered into among ASAT Limited, Talent Focus Limited and QPL Limited.

4.5(4)	Lease Agreement dated as of August 8, 2002 between Dongguan Changan County Changshi Development Company and Timerson Limited.

4.6(5)	Indenture dated as of January 26, 2004, between New ASAT (Finance) Limited, ASAT Holdings Limited and its subsidiaries, and The Bank of New York, as trustee.

4.7(5)	Form of 9.25% Senior Note due 2011 (included in Exhibit 4.6).

4.8(5)	Lease Agreement dated as of May 7, 2004 among Dongguan Changan County Changshi Development Company, Dongguan Changan ASAT Semiconductor Assembly and Test Factory and Timerson Limited.

4.9(6)	Supply Agreement dated as of May 1, 2004 entered into among ASAT Limited, Talent Focus Industries Limited and QPL Limited.

4.10(6)	Supply Agreement dated June 23, 2005 entered into among ASAT Limited, Talent Focus Industries Limited and QPL Limited.

4.11(6)	Purchase Money Loan Agreement dated as of July 31, 2005 among ASAT Holdings Limited, the Lenders named therein, and J.P. Morgan Partners Asia LDC.

4.12(6)	Securities Purchase Agreement dated as of July 31, 2005 among ASAT Holdings Limited and the purchasers party thereto.

8.0(3)	Subsidiaries of the Registrant.

11.0(6)	Code of Ethics.

12.1(6)	Certification of the Chief Executive Officer pursuant to §302 of the Sarbanes-Oxley Act of 2002.

12.2(6)	Certification of the Chief Financial Officer pursuant to §302 of the Sarbanes-Oxley Act of 2002.

Exhibits	Description
13.1(7)	Certification of the Chief Executive Officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2(7)	Certification of the Chief Financial Officer of the Registrant pursuant to U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

14.0(3)	Letter re Andersen Assurances.

(1)	Incorporated herein by reference to Registrant’s Registration Statement on Form F-1 filed on July 7, 2000 (Registration No. 333-12124).
(2)	Incorporated herein by reference to Registrant’s Registration Statement on Form S-8 filed on February 13, 2001 (Registration No. 333-55464).
(3)	Incorporated herein by reference to Registrant’s Annual Report on Form 20-F filed on June 28, 2002.
(4)	Incorporated herein by reference to Registrant’s Annual Report on Form 20-F filed on July 28, 2003.
(5)	Incorporated herein by reference to Registrant’s Annual Report on Form 20-F filed on July 9, 2004.
(6)	Filed herewith.
(7)	Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ASAT HOLDINGS LIMITED

By:	/s/ HARRY ROZAKIS
Name:	Harry Rozakis
Title:	Chief Executive Officer

Date:	August 2, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS

OF ASAT HOLDINGS LIMITED

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and comprehensive loss, consolidated statements of shareholders’ equity (deficit), and consolidated statements of cash flows present fairly, in all material respects, the financial positions of ASAT Holdings Limited (the “Company”) and its subsidiaries at April 30, 2004 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended April 30, 2005 in conformity with accounting principles generally accepted in the United States of America. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits of these consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/    PricewaterhouseCoopers

Hong Kong

August 2, 2005

ASAT HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

AS OF APRIL 30, 2004 AND 2005

(Expressed in United States dollars)

	Note(s)	April 30, 2004	April 30, 2005
		$’000	$’000
ASSETS
Current assets:
Cash and cash equivalents		62,610	32,717
Accounts receivable, net	6	26,424	17,680
Inventories	7	21,311	18,139
Prepaid expenses and other current assets		5,698	7,155

Total current assets		116,043	75,691

Property, plant and equipment, net	8	104,848	93,812
Deferred charges, net	2	6,128	6,297
Other non-current assets	12, 20	—	2,946

Total assets		227,019	178,746

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Short-term bank loan	9	—	4,227
Accounts payable		25,938	23,509
Accrued liabilities	10	12,040	18,766
Amount due to QPL	4	5,259	2,906
Current portion of capital lease obligations	12	—	1,737

Total current liabilities		43,237	51,145

9.25% senior notes due 2011	11	150,000	150,000
Capital lease obligations, net of current portion	12	—	4,057

Total liabilities		193,237	205,202

Commitments and contingencies	20

Shareholders’ equity (deficit):
Common stock ($0.01 par value, 3,000,000,000 ordinary shares authorized; 684,025,865 and 685,490,130 ordinary shares issued, respectively; 676,972,865 and 678,437,130 ordinary shares outstanding, respectively)	15	6,840	6,855
Less : Repurchase of shares at par		(71)	(71)

		6,769	6,784

Additional paid-in capital		231,118	231,108
Deferred stock-based compensation		(754)	(393)
Accumulated deficit		(203,296)	(263,721)
Accumulated other comprehensive loss		(55)	(234)

Total shareholders’ equity (deficit)		33,782	(26,456)

Total liabilities and shareholders’ equity (deficit)		227,019	178,746

The accompanying footnotes are an integral part of these consolidated financial statements.

ASAT HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

FOR THE YEARS ENDED APRIL 30, 2003, 2004 AND 2005

(Expressed in United States dollars, except share and per share data)

	Note(s)	2003	2004	2005
		$’000	$’000	$’000
Net sales		150,090	214,674	194,411

Cost of sales	4, 7	140,366	174,275	182,319

Gross profit		9,724	40,399	12,092

Operating expenses
—Selling, general and administrative	4	24,215	24,775	27,455
—Research and development		5,299	4,562	4,481
—Reorganization expenses	18	713	—	928
—Litigation settlement	19	—	—	4,603
—Impairment of property, plant and equipment	5	81,807	2,387	19,944
—Facilities charges		—	306	—

Total operating expenses		112,034	32,030	57,411

(Loss) Income from operations		(102,310)	8,369	(45,319)
Other income, net	13	1,709	689	688
Charges on early redemption of 12.5% senior notes	11	—	(10,346)	—
Interest expense:
—Amortization of deferred charges		(924)	(1,002)	(958)
—Third parties		(12,728)	(14,423)	(14,088)

Loss before income taxes		(114,253)	(16,713)	(59,677)
Income tax benefit (expense)	14	15,174	(4)	(748)

Net loss		(99,079)	(16,717)	(60,425)
Other comprehensive loss:
Foreign currency translation		(23)	(35)	(179)

Comprehensive loss		(99,102)	(16,752)	(60,604)

Basic and diluted net loss per share (dollars per share)	2	$(0.15)	$(0.02)	$(0.09)

Basic and diluted weighted average number of shares outstanding	2	668,947,000	671,721,610	677,953,380

The accompanying footnotes are an integral part of these consolidated financial statements.

ASAT HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (DEFICIT)

FOR THE YEARS ENDED APRIL 30, 2003, 2004 AND 2005

(Expressed in United States dollars, except share data)

	Common Stock (Note 15)		Additional paid-in capital	Deferred stock-based compensation	Accumulated deficit	Accumulated other comprehensive income (loss)	Total
	Share	Amount
	‘000	$’000	$’000	$’000	$’000	$’000	$’000
Balance as of May 1, 2002	668,947	6,689	228,009	—	(87,500)	3	147,201
Net loss for the year	—	—	—	—	(99,079)	—	(99,079)
Translation adjustment	—	—	—	—	—	(23)	(23)

Balance as of April 30, 2003	668,947	6,689	228,009	—	(186,579)	(20)	48,099
Net loss for the year	—	—	—	—	(16,717)	—	(16,717)
Translation adjustment	—	—	—	—	—	(35)	(35)
Exercise of stock options	8,026	80	2,071	—	—	—	2,151
Deferred stock-based compensation	—	—	1,038	(1,038)	—	—	—
Amortization of the deferred stock-based compensation	—	—	—	284	—	—	284

Balance as of April 30, 2004	676,973	6,769	231,118	(754)	(203,296)	(55)	33,782

Net loss for the year	—	—	—	—	(60,425)	—	(60,425)
Translation adjustment	—	—	—	—	—	(179)	(179)
Exercise of stock options	1,464	15	218	—	—	—	233
Reversal of deferred stock-based compensation	—	—	(228)	228	—	—	—
Amortization of the deferred stock-based compensation	—	—	—	133	—	—	133

Balance as of April 30, 2005	678,437	6,784	231,108	(393)	(263,721)	(234)	(26,456)

The accompanying footnotes are an integral part of these consolidated financial statements.

ASAT HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED APRIL 30, 2003, 2004 AND 2005

(Expressed in United States dollars)

	2003	2004	2005
	$’000	$’000	$’000
Operating activities:
Net loss	(99,079)	(16,717)	(60,425)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation and amortization:
Property, plant and equipment	30,220	24,855	31,682
Deferred charges and debt discount	1,497	1,479	958
Deferred income taxes	(15,180)	—	—
Loss (Gain) on disposal of property, plant and equipment	15	(83)	136
Non-cash impairment of property, plant and equipment	81,807	2,337	19,944
Non-cash write-off of deferred charges	—	2,482	—
Amortization of stock-based compensation	—	284	133
Non-cash write-off of debt discount	—	1,567	—
Changes in operating assets and liabilities:
Accounts receivable, net	(3,569)	(8,215)	8,744
Restricted cash	(1,504)	1,504	—
Inventories	667	(10,928)	3,408
Prepaid expenses and other current assets	541	(320)	(1,457)
Other non-current assets	—	—	(2,946)
Accounts payable	2,171	9,096	(2,664)
Accrued liabilities	(1,653)	6,001	6,726
Amount due to QPL	1,725	2,590	(2,353)

Net cash (used in) provided by operating activities	(2,342)	15,932	1,886

Investing activities:
Proceeds from disposal of property, plant and equipment	581	4,435	13
Acquisition of property, plant and equipment	(6,940)	(28,530)	(40,740)

Net cash used in investing activities	(6,359)	(24,095)	(40,727)

Financing activities:
Increase in short-term bank loan	—	—	4,831
Repayment of short-term bank loan	—	—	(604)
Proceeds from stock options exercised	—	2,151	233
Proceeds from issuance of 9.25% senior notes	—	150,000	—
Payment for the 12.5% senior notes redemption	—	(100,750)	—
Payment of debt issuance costs	—	(6,368)	(617)
Payment of other deferred charges	—	—	(510)
Repayment of capital lease obligations	—	—	(746)
Proceeds from sale-leaseback transaction	—	—	6,540

Net cash provided by financing activities	—	45,033	9,127

Net (decrease) increase in cash and cash equivalents	(8,701)	36,870	(29,714)
Cash and cash equivalents at beginning of year	34,499	25,775	62,610
Effects of foreign exchange rates change	(23)	(35)	(179)

Cash and cash equivalents at end of year	25,775	62,610	32,717

Supplemental disclosure of cash flow information:
Cash paid during the year for:
—Interest expense	12,594	10,285	14,248
—Income taxes	5	4	5
—Property disposal	—	50	—
—Purchase of property, plant and equipment by increasing capital lease obligations	—	—	6,540

The accompanying footnotes are an integral part of these consolidated financial statements.

ASAT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amount expressed in United States dollars unless otherwise stated)

1. ORGANIZATION AND BASIS OF PRESENTATION

ASAT Holdings Limited, a company incorporated under the laws of Cayman Islands (including its consolidated subsidiaries, collectively “ASAT” or the “Company”) was formed on October 20, 1999. ASAT is principally engaged in the provision of assembly and test services for packaged integrated circuits to customers in the semiconductor industry. The Company’s principal production facilities are located in Hong Kong and the People’s Republic of China (“the PRC”). The Company’s sales offices are strategically located in the United States, Hong Kong, Singapore, Germany and South Korea.

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

The Company has experienced recurring net losses of $99.1 million, $16.7 million and $60.4 million for the years ended April 30, 2003, 2004 and 2005, respectively, and had net liabilities and an accumulated deficit of $26.5 million and $263.7 million, respectively, as of April 30, 2005. In response to the current financial conditions, the Company has entered the financing agreements with two of the Company’s principal shareholder groups, totalling $30.0 million, to finance the Company’s operations (Notes 23). Together with the strategic decision to move substantially all of the Company’s Hong Kong manufacturing operations to China in order to reduce the costs and to provide better access to the high-growth semiconductor market in China, management believes there are sufficient financial resources and cash requirement to finance the Company as a going concern in the next twelve months. Accordingly, management has prepared the financial statements on a going concern basis.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of consolidation

The consolidated financial statements include the accounts of ASAT Holdings Limited and its subsidiaries (see Note 3 for details of the Company’s principal consolidated subsidiaries). All significant intercompany balances and transactions have been eliminated upon consolidation.

(b) Revenue recognition and risk of loss

The Company does not take ownership of customer-supplied semiconductor wafers or die. Title and risk of loss remains with the customers for these materials at all times. Accordingly, the cost of the customer-supplied materials is not included in the consolidated financial statements. The Company recognizes revenue net of discounts from packaging semiconductors and performing test services directly to customers, when persuasive evidence of an arrangement exists, the price is fixed or determinable, delivery has occurred and services rendered, and collectibility is reasonably assured. Shipping and handling costs associated with product sales are included in cost of sales. Such policies are consistent with provisions in the Securities and Exchange Commission’s Staff Accounting Bulletin (“SAB”) No. 101, “Revenue Recognition in Financial Statements.”, as revised by SAB No. 104 “Revenue Recognition”.

(c) Cash and cash equivalents

Cash and cash equivalents include cash on hand, cash accounts, interest bearing savings accounts placed with banks and financial institutions and all highly liquid debt instruments with original maturity of three months or less, less any amounts which are restricted as to use.

ASAT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amount expressed in United States dollars unless otherwise stated)

(d) Allowance for doubtful accounts

Allowance for doubtful accounts is made against accounts receivable to the extent they are considered to be doubtful. Accounts receivable in the balance sheet are stated net of such allowance. The collectibility of the Company’s accounts receivable is evaluated based on a combination of factors. In circumstances where the Company is aware of a specific customer’s inability to meet its financial obligation to the Company, a specific reserve for bad debts is recorded against amounts due. A provision is also made based on the aging of accounts receivable and the history of uncollectible accounts receivable.

(e) Treasury stock

The Company accounts for treasury stock using the par value method.

(f) Inventories

Inventories consist of raw materials, work-in-progress and finished goods and are stated at the lower of cost or market value. Cost of raw materials includes purchase and related costs incurred in bringing the products to their present location and condition. Cost is determined by the first-in, first-out method. Cost of work-in-progress and cost of finished goods primarily include materials and an appropriate proportion of direct labor and manufacturing overhead.

The Company reserves for excess and obsolete inventories based on forecasted demand that the Company receives from its customers. When it is determined that the inventories will not be either utilized in production based on customers’ forecast or recoverable from the customers, the material is written-off accordingly.

(g) Property, plant and equipment

Property, plant and equipment are recorded at cost less accumulated depreciation and impairment losses. Gains or losses on disposals are reflected in the consolidated statement of operations in current periods. Major expenditures for betterments and renewals are capitalized. All ordinary repairs and maintenance costs are expensed as incurred.

Construction in progress are carried at cost less impairment losses, if any. On completion, the construction are transferred to leasehold improvements, fixtures and furniture at cost less accumulated depreciation and impairment losses.

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

(h) Valuation of long-lived assets

The Company applies Statements of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” for its long-lived asset valuation, which requires impairment

ASAT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amount expressed in United States dollars unless otherwise stated)

losses to be recorded on long-lived assets used in operations when indicators of impairment, such as reduction in demand or significant economic slowdown in the semiconductor industry, are present. Reviews are performed to determine whether the carrying value of asset group is impaired, based on comparison to undiscounted expected future cash flows. If this comparison indicates that there is an impairment, the impaired asset group is written down to fair value, which is determined by either using quoted market prices in active markets or other valuation techniques such as present value techniques. Impairment is based on the excess of the carrying amount over the fair value of those assets.

Depreciation for the impaired assets is then provided using the straight-line method over the estimated remaining useful lives of the impaired assets.

(i) Assets held for disposal

Assets held for disposal represent machineries that are separately identified for not being used in production and are intended to be disposed of by sale. The machineries which were re-commissioned into the operations were reclassified at the lower of their fair value at the date of the subsequent decision not to sell and their carrying value before they were classified as held for disposal, adjusted for any depreciation expense that would have been recognized had they been continuously classified as held and used.

(j) Deferred charges

Deferred charges are fees and expenses directly related to the issuance of senior notes and other financing activities. Deferred charges attributable to the issuance of 9.25% senior notes are capitalized and amortized as an yield adjustment over the life of the notes. Deferred charges attributable to the 12.5% senior notes early redeemed on February 25, 2004 were charged to the statement of operations in the period of redemption. Deferred charges, net of accumulated amortization, as of April 30, 2004, were $6.1 million as compared to $6.3 million as of April 30, 2005. Accumulated amortization as of April 30, 2004 and 2005 was $0.3 million and $1.2 million, respectively. Amortization of deferred charges included in interest expense for the years ended April 30, 2003, 2004 and 2005 was $0.9 million, $1.0 million and $0.9 million, respectively.

(k) Research and development expenditures

Research and development expenditures include costs directly attributable to the conduct of research and development programs primarily related to the development of new package designs and improvement of the efficiency and capabilities of the Company’s existing production process. Such costs include salaries, employee benefit costs, materials costs, and the allocable portions of facility costs such as rent, building management fee, utilities, repairs and maintenance, depreciation and general support services. All costs associated with research and development activities are expensed in the period as incurred.

(l) Income taxes

The Company accounts for income taxes using SFAS No. 109, “Accounting for Income Taxes”, which requires the asset and liability approach for financial accounting and reporting for income taxes. Under this approach, deferred taxes are provided for the estimated future tax effects attributable to temporary differences between financial statement carrying amounts of assets and liabilities and their respective tax bases, and for the expected future tax benefits from items including tax loss carryforwards. Deferred tax assets and liabilities are

ASAT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amount expressed in United States dollars unless otherwise stated)

measured using the enacted tax rates expected in the years of recovery or reversal and the effect from a change in tax rates is recognized in income for the period of enactment. A valuation allowance is provided for the portion of deferred tax assets that will more likely than not be unrealized.

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

On consolidation, balance sheets of subsidiaries denominated in currencies other than the United States dollar are translated into the United States dollar at the rates of exchange at the balance sheet date. Statements of operations of subsidiaries denominated in currencies other than the United States dollar are translated into the United States dollar at average rates of exchange during the year. Exchange differences resulting from the translation of financial statements denominated in currencies other than the United States dollar and the effect of exchange rate changes on intercompany transactions of a long-term investment nature are accumulated and credited or charged directly to a separate component of shareholders’ equity (deficit) and are reported as other comprehensive income (loss).

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

Starting from January 1, 2003, the Company adopted SFAS No.146, “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS No. 146”) to record its reorganization expenses. SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity shall be recognized and measured initially at its fair value in the period which the liability is incurred rather than when a company commits to such an activity.

(o) Net loss per share

Net loss per share is computed in accordance with SFAS No. 128, “Earnings Per Share” by dividing net loss for each year by the weighted average number of ordinary shares outstanding during the year.

ASAT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amount expressed in United States dollars unless otherwise stated)

Diluted net loss per share is computed by dividing net loss for each year by the weighted average number of ordinary shares and ordinary share equivalents outstanding during the year. The weighted average number of shares used to compute diluted net loss per share include the incremental shares of ordinary shares relating to outstanding options and warrants to the extent such incremental shares are dilutive.

The diluted net loss per share was the same as the basic net loss per share for the years ended April 30, 2003, 2004 and 2005 as all potential ordinary shares including the stock options and warrants are anti-dilutive and are therefore excluded from the computation of diluted net loss per share.

(p) Concentration of credit risk

Financial instruments which potentially subject the Company to concentration of credit risk consist principally of cash and cash equivalents and accounts receivable.

The Company places its cash investments with various financial institutions. The Company believes that no significant credit risk exists as these investments are made with high-credit, quality financial institutions.

The Company’s business activities and accounts receivable are with customers in the semiconductor industry, the majority of which are located throughout Asia, Europe and the United States. The Company performs ongoing credit evaluations of its customers and makes frequent contact with its customers. The Company believes that no significant credit risk exists as credit losses, when realized, have been within the range of management’s expectations.

(q) Risk and uncertainties

The Company’s future results of operations involve a number of risks and uncertainties. Factors that could affect future operating results and cause actual results to vary materially from historical results include, but are not limited to, dependence on the highly cyclical nature of the semiconductor industry, history of continuous operating losses, the Company’s ability to rapidly develop and successfully bring to market advanced technologies and services, the incurrence of significant capital expenditures for manufacturing technology and equipment, the success of moving its assembly and test facilities from Hong Kong to Dongguan, operating new assembly and test facilities in China, the Company’s high leverage and the restrictive covenants contained in the agreements governing its indebtedness, fluctuating demand and continuous downward pressure on selling prices in the communications sector, low capacity utilization rates, loss of a large customer, loss of key suppliers or their failure to deliver sufficient quantities of materials on a timely basis, weakness in global economies, natural disasters, losses of power to the Company’s facilities in Dongguan, volatility in the market prices of the Company’s ADSs, environmental regulation, fluctuations in foreign currency, appreciation of Renminbi, uncertainty as to demand from its customers over both the long- and short-term, competitive pricing and declines in average selling price the Company experienced, the timing and volume of orders relative to the production capacity, complexity in the Company’s assembly processes, the availability of financing, the competition and the greater operating and financial resources of competitors, ability to successfully complete potential acquisitions and integrate other parties into the Company’s business, dependence on raw material and equipment suppliers and the enforcement of intellectual property rights by or against the Company.

(r) Comprehensive income (loss)

The Company follows SFAS No. 130, “Reporting Comprehensive Income” for the reporting and display of its comprehensive income (loss) and related components in the financial statements and thereby reports a

ASAT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amount expressed in United States dollars unless otherwise stated)

measure of all changes in equity of an enterprise that results from transactions and economic events other than transactions with the shareholders. Items of comprehensive income (loss) are reported in both the Consolidated Statement of Operations and Comprehensive Loss and the Consolidated Statement of Shareholders’ Equity (Deficit).

(s) Fair value of financial instruments

The carrying value of financial instruments, which consist of cash and cash equivalents, related company balances, accounts receivable, prepaid expenses and other current assets, accounts payable, accrued liabilities, short-term bank loan and capital lease obligations, approximates fair value due to the short-term nature of these instruments.

(t) Use of estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of net revenue and expenses during the reporting period. The Company regularly evaluates the estimates and assumptions related to allowance for doubtful accounts, inventory reserves, useful lives of property, plant and equipment, deferred income tax asset valuation allowance, litigation and other contingencies. The Company bases the estimates and assumptions on experience and on various other factors that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. To the extent there are material differences between the estimates and the actual results, future results of operations will be affected. Actual results could differ from those estimates. Differences from those estimates are reported in the period they become known and are disclosed to the extent they are material to the financial statements taken as a whole.

(u) Segment information

The Company applies SFAS No. 131, “Disclosure about Segments of an Enterprise and Related Information”. SFAS No. 131 establishes standards for the way that public business enterprises report information about operating segments in annual consolidated financial statements and requires that those enterprises report selected information about operating segments in interim financial reports. SFAS No. 131 also establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organization structure as well as information about geographical areas, business segments and major customers. It is the management’s view that the services rendered by the Company are of one business segment.

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

ASAT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amount expressed in United States dollars unless otherwise stated)

(w) Stock-based compensation

SFAS No. 123, “Accounting for Stock-Based Compensation” encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to account for stock-based compensation awarded to employees using the intrinsic value method prescribed in Accounting Principles Board Opinions No. 25 “Accounting for Stock Issued to Employees” (“APB No. 25”) and related interpretations. Accordingly, compensation cost for stock options awarded to employees, officers and directors is measured as the excess, if any, of the quoted market price of the Company’s stock at the date of the grant over the amount an employee must pay to acquire the stock.

The Company has applied the pro-forma fair value disclosures as permitted under SFAS No. 123.

If the Company had accounted for its stock option plans by recording compensation based on the fair value at grant date for such awards consistent with the method of SFAS No. 123, the Company’s net loss and net loss per share would have been increased to the pro forma amounts as follows:

	2003	2004	2005
	$’000	$’000	$’000
Net loss
Net loss, as reported	(99,079)	(16,717)	(60,425)
Add: stock-based employee compensation expense as included in the reported net loss	—	284	133
Deduct: stock-based employee compensation expense determined under fair value based method for all rewards, net of tax effect	(479)	(6,088)	(4,363)
Net loss, pro forma	(99,558)	(22,521)	(64,655)

Net loss per ordinary share (dollars per share):
—Basic	(0.15)	(0.02)	(0.09)
—Diluted	(0.15)	(0.02)	(0.09)

Pro forma net loss per ordinary share (dollars per share):
—Basic	(0.15)	(0.03)	(0.10)
—Diluted	(0.15)	(0.03)	(0.10)

(x) Capital leases

Leases that substantially transfer to the Company all the risks and rewards of ownership of assets are accounted for as capital leases. Capital leases are capitalized at the inception of the leases at the lower of the fair value of the leased assets or the present value of the minimum lease payments. Each lease payment is allocated between the capital and finance charges so as to achieve a constant rate on the capital balances outstanding. The corresponding rental obligations, net of finance charges, are included in capital lease obligations. The finance charges are charged to the consolidated statement of operations over the term of the leases.

Assets held under capital leases are depreciated over the shorter of their estimated useful lives or the term of the leases.

(y) Operating leases

Leases where substantially all the risks and rewards of ownership of assets remain with the leasing company are accounted for as operating leases.

Rental payments under operating leases are expensed on a straight-line basis over the periods of the respective leases.

ASAT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amount expressed in United States dollars unless otherwise stated)

(z) New accounting standards

In November 2004, the Financial Accounting Standards Board, or the FASB, issued FASB Statement No. 151, “Inventory Costs-an amendment of ARB No. 43 (“SFAS No. 151”), which is the result of its efforts to converge U.S. accounting standards for inventories with International Accounting Standards. SFAS No. 151 requires idle facility expenses, freight, handling costs, and wasted material (spoilage) costs to be recognized as current-period charges. It also requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 will be effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

On December 16, 2004, FASB published FASB Statement No. 123 (revised 2004), “Share-Based Payment” (“SFAS No. 123R”) which replaces FASB Statement No. 123, “Accounting for Stock-Based Compensation and supersedes APB No. 25. SFAS No. 123R will provide investors and other users of financial statements with more complete and neutral financial information by requiring that the compensation cost relating to share-based payment transactions be recognized in the financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. Public entities (other than those filing as small business issuers) will be required to apply SFAS No. 123R as of the first interim or annual reporting period that begins after June 15, 2005. The adoption of SFAS 123R will have a significant impact on the consolidated statement of operations as the Company will be required to expense the fair value of stock option grants and stock purchases under its employee stock option plan.

On March 29, 2005, the Securities and Exchange Commission (“SEC”) issued the Staff Accounting Bulletin No. 107 (“SAB No. 107), which expresses views of the staff regarding the interaction between SFAS No. 123R and certain SEC rules and regulations and provide the staff’s views regarding the valuation of share-based payment arrangements for public companies. In particular, SAB No. 107 provides guidance related to share-based payment transactions with nonemployees, the transition from nonpublic to public entity status, valuation methods (including assumptions such as expected volatility and expected term), the accounting for certain redeemable financial instruments issued under share-based payment arrangements, the classification of compensation expense, non-GAAP financial measures, first-time adoption of SFAS No. 123R in an interim period, capitalization of compensation cost related to share-based payment arrangements, the accounting for income tax effects of share-based payment arrangements, the accounting for income tax effects of share-based payment arrangements upon adoption of SFAS No. 123R, the modification of employee share options prior to adoption of SFAS No. 123R and disclosures in Management’s Discussion and Analysis (“MD&A”) subsequent to adoption of SFAS No. 123R. The Company is currently evaluating the impact of this bulletin on its consolidated financial statements.

On March 30, 2005, FASB published FASB Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations” (“FIN 47”). FIN 47 clarifies the term “conditional asset retirement obligation” as used in FAS No. 143, “Accounting for Asset Retirement Obligations” refers to legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and (or) method of settlement. Uncertainty about the timing and (or) method of settlement of a conditional asset retirement obligation should be factored into the measurement of the liability when sufficient information exists. FIN 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN 47 is effective no later than the end of fiscal years ending after December 15, 2005 (December 31, 2005, for calendar-year enterprises). Retrospective application of interim financial information is permitted but is not required. The Company believes this has no material impact on its consolidated financial statements.

ASAT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amount expressed in United States dollars unless otherwise stated)

On June 9, 2005, FASB issued FASB Statement No. 154, “Accounting changes and error corrections—a replacement of APB Opinion No. 20 and FASB Statement No. 3” (“FAS No. 154”). FAS No. 154 replaces APB Opinion No. 20, “Accounting changes” and changes the requirements for the accounting for and reporting of a change in accounting principles. This Statement applies to all voluntary changes in accounting principles. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. This Statement requires retrospective application to prior periods’ financial statements of changes in accounting principles, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. This Statement defines retrospective application as the application of a different accounting principle to prior accounting periods as if that principle had always been used or as the adjustment of previously issued financial statements to reflect a change in the reporting entity. This Statement also redefines restatement as the revising of previously issued financial statements to reflect the correction of an error. This Statement requires that retrospective application of a change in accounting principle be limited to the direct effects of the change. Indirect effects of a change in accounting principle, such as a change in nondiscretionary profit-sharing payments resulting from an accounting change, should be recognized in the period of the accounting change. This Statement also requires that a change in depreciation, amortization, or depletion method for long-lived, non-financial assets be accounted for as a change in accounting estimate effected by a change in accounting principle. The Company believes this has no material impact on its consolidated financial statements.

3. SUBSIDIARIES

Details of the Company’s principal consolidated subsidiaries as of April 30, 2004 and 2005 were as follows:

Company name	Place of incorporation	Ownership interest attributable to the Company		Principal activities
		2004	2005
ASAT Limited	Hong Kong	100%	100%	Assembly and test services for packaged integrated circuits

Timerson Limited	Hong Kong	100%	100%	Assembly and test services for packaged integrated circuits

ASAT, Inc.	California, United States	100%	100%	Sales, marketing and customer services

ASAT (Finance) LLC	Delaware, United States	100%	100%	Financial services

ASAT (Cayman) Limited	Cayman Islands	100%	100%	Investment holding

ASAT (S) Pte. Ltd.	Singapore	100%	100%	Sales, marketing and customer services

ASAT Korea Limited	Korea	100%	100%	Sales, marketing and customer services

ASAT GmbH	Germany	100%	100%	Sales, marketing and customer services

ASAT Semiconductor (Dongguan) Limited	People’s Republic of China	—	100%	Assembly and test services for packaged integrated circuits

New ASAT (Finance) Limited	Cayman Islands	100%	100%	Financial services

ASAT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amount expressed in United States dollars unless otherwise stated)

4. RELATED PARTY TRANSACTIONS

The Company undertook significant transactions with one of the major shareholders, QPL International Holdings Limited and its group companies (collectively known as “QPL”), in which QPL owns approximately 43.1%, 42.5% and 42.5% of the Company’s ordinary shares as of April 30, 2003, 2004 and 2005, respectively.

Major transactions with QPL during the years ended April 30, 2003, 2004 and 2005 are summarized as follows:

Purchase of materials—The Company purchased leadframes from QPL amounting to $21.0 million, $30.9 million and $24.1 million for the years ended April 30, 2003, 2004 and 2005, respectively.

The Company also purchased other raw materials from QPL amounting to $1.0 million, $1.1 million and $0.9 million for the years ended April 30, 2003, 2004 and 2005, respectively.

Rental expenses—The Company leases its Hong Kong office and manufacturing premises from QPL under lease agreement which expires on March 31, 2007. The Company paid rental expenses of $3.1 million, $3.1 million and $2.6 million for the years ended April 30, 2003, 2004 and 2005, respectively. On April 30, 2005, QPL completed the sale of ASAT’s leased facility from QPL to a third party that is unrelated to either party. The lease agreement with QPL has been transferred to this third party without any change in its terms and conditions. Any future rental payments to the new landlord after April 30, 2005 will not be classified as related party transactions.

Administrative and management services—The Company uses the chemical wastage disposal services and repairs and maintenance services provided by QPL under a cost sharing agreement. The Company paid services fees of $239 thousand, $148 thousand and $47 thousand for the years ended April 30, 2003, 2004 and 2005, respectively.

Provision of management information services—The Company provides management information services to QPL under a cost sharing agreement and received service income of $46 thousand, $44 thousand and $37 thousand for the years ended April 30, 2003, 2004 and 2005, respectively.

Provision of facility services—The Company provides building facility services to QPL under a cost sharing agreement and received service charges of $236 thousand, $84 thousand and $69 thousand for the years ended April 30, 2003, 2004 and 2005, respectively.

The amount due to QPL was unsecured and interest free.

5. IMPAIRMENT OF PROPERTY, PLANT AND EQUIPMENT

In each quarter the Company examines overall utilization of its long-lived assets and expected future cash flows in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” Several changes occurred during the July 2002 quarter, which triggered the Company to re-assess the recoverability of its property, plant and equipment by carefully examining the undiscounted cash flows expected to result from the use and eventual disposition of the asset groups. In the July 2002 quarter, management re-examined the Company’s business strategy in the context of the changing industry and market conditions and revised the Company’s business strategy to reflect the growing market demand for finer pitch technologies and to focus on high-end and advanced packaging solutions. Therefore, the Company evaluated the future cash flows to be generated from various asset groups. Prior to such an assessment, the Company has also concluded that certain

ASAT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amount expressed in United States dollars unless otherwise stated)

older wire bonders were technologically obsolete and would not be utilized in the Company’s operations. As a result, the Company determined that these equipment items should be either written off or held for disposal, resulting in a $20.1 million non-cash charge during the July 2002 quarter.

The Company also determined that certain bonders and a few specific testers associated with selected package types were not likely to generate sufficient future cash flows to justify their current carrying values on the Company’s balance sheet as of July 31, 2002. The Company performed a discounted cash flow analysis to assess the potential impairment effect on its financial statements as well as contracting with an independent appraiser to assess the fair value of these assets. As a result, the Company recorded a $39.1 million charge for the impairment of these assets in the July 2002 quarter based on a discounted cash flow analysis relating to the Advanced Leaded Package family of products, with advanced thermal and electrical characteristics, and both the Standard Laminate family of products and Advanced Laminate family of products, with advanced thermal and electrical characteristics, and Test product categories.

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

Due to continuous weakness in the semiconductor market and the economy, the long-lived assets remained at low utilization rates relative to our projections, and were no longer expected to reach previously anticipated utilization levels. These events triggered another impairment review in the April 2003 quarter. The Company determined that certain bonders and testers associated with selected package types were not likely to generate sufficient future cash flows to justify their carrying values on the Company’s balance sheet as of April 30, 2003. The Company re-performed a discounted cash flow analysis as well as contracting with an independent appraisal firm to assist in the determination of the fair value of these property, plant and equipment. As a result, the Company recorded a $22.6 million non-cash charge for the impairment of its property, plant and equipment in the April 2003 quarter based on discounted cash flow model relating to the Advanced Leaded, Advanced Laminate family of products and certain Test product categories.

The $22.6 million non-cash impairment charge before taxes reduced the net book value of property, plant and equipment as of April 30, 2003 from $122.6 million to $100.0 million after the impairment charge in the April 2003 quarter.

For the year ended April 30, 2003, the Company recognized a total of $81.8 million non-cash impairment charges to reduce the net book value of the property, plant and equipment to its fair value.

On December 20, 2003, the Company entered into a sale and purchase agreement with a third party to dispose of the Company’s excess owned property in Hong Kong for approximately $4.0 million. The sale and purchase agreement was completed on February 21, 2004 and the Company now leases back a portion of the property under an operating lease for a monthly rental fee of approximately $31 thousand (Note 20). As a result

ASAT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amount expressed in United States dollars unless otherwise stated)

of the sale of the property contemplated in January 2004, an impairment charge of $2.4 million was recognized and recorded in January 2004 quarter. No other impairment charge was recorded for the year ended April 30, 2004.

The continuous weakness in sales and the substantial amount of operating losses, which mainly resulted from a shift in product mix and decrease in average selling prices, in the second half of fiscal year 2005 have triggered the Company to perform an impairment review of its long-lived assets in the April 2005 quarter. The Company compared the undiscounted cashflow to the carrying values of its long-lived assets. For long-lived assets which the carrying values exceeded the undiscounted cashflow, the Company determined the fair values of these long-lived assets based on the discounted cash flow model. Accordingly, the Company recorded a non-cash impairment charge of $16.5 million in relation to the long-lived assets associated with certain chipscale packages in the April 2005 quarter.

The Company also concluded that certain wire bonders and test equipment were either technologically obsolete or with low utilization and would not be fully utilized in the Company’s operation. As a result, the Company determined that these equipment items should be written off or written down, resulting in another $3.4 million non-cash charge in the April 2005 quarter.

For the year ended April 30, 2005, the Company recognized a total of $19.9 million non-cash impairment charges to reduce the net book value of the property, plant and equipment to its fair value. The $19.9 million non-cash impairment charges were recorded as operating expenses in the Company’s consolidated statements of operations for the year ended April 30, 2005.

The $19.9 million non-cash impairment charge before taxes reduced the net book value of property, plant and equipment as of April 30, 2005 from $113.7 million to $93.8 million after the impairment charge in the year ended April 30, 2005.

6. ACCOUNTS RECEIVABLE, NET

	2004	2005
	$’000	$’000
Accounts receivable	26,551	17,814
Less: Allowance for doubtful debts	(127)	(134)

	26,424	17,680

7. INVENTORIES

The components of inventories, net of the related reductions to the lower of cost or net realizable value, were as follows:

	2004	2005
	$’000	$’000
Raw materials	18,898	14,609
Work-in-progress	2,413	1,741
Finished goods	—	1,789

	21,311	18,139

Management continuously reviews slow-moving and obsolete inventories and assesses any inventory obsolescence based on inventory levels, material composition and expected usage as of that date. During the years ended April 30, 2003, 2004 and 2005, there were non-cash write-offs of specific inventories of $4.1 million, $1.4 million and $2.4 million, respectively.

ASAT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amount expressed in United States dollars unless otherwise stated)

8. PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net consisted of the following:

	2004	2005
	$’000	$’000
Plant and machinery	134,643	88,017
Leasehold improvements	407	508
Furniture and fixtures, computer and software, office equipment and motor vehicles	51,219	18,698
Loose toolings	14,030	5,526
Construction in progress	—	10,611

	200,299	123,360
Less: Accumulated depreciation	(95,451)	(29,548)

	104,848	93,812

Included in the property, plant and equipment was equipment under capital leases at cost of $5.7 million less accumulated depreciation of $0.5 million, after impairment charge, as of April 30, 2005. No equipment was held under capital lease as of April 30, 2004.

During the years ended April 30, 2003, 2004 and 2005, depreciation expenses amounted to $30.2 million, $24.9 million and $31.7 million, respectively.

As described in Note 5, the Company recorded a $19.9 million impairment charge which was principally related to plant and machinery, furniture and fixtures and loose toolings for the year ended April 30, 2005. The non-cash impairment charge of $2.4 million recorded during the year ended April 30, 2004 was associated with its disposal of excess owned property.

9. SHORT-TERM BANK LOAN

During the year ended April 30, 2005, ASAT Semiconductor (Dongguan) Limited, the Company’s wholly owned subsidiary, entered into a loan agreement pursuant to which it borrowed $4.8 million from a Chinese bank. The loan bears an annual interest rate of 5.022% payable on a monthly basis. The principal amount of the loan matures in its entirety on February 28, 2006. Under the loan agreement, the Company has fully and unconditionally guaranteed the loan. The borrowings will be applied to fund the capital expenditures in connection with our Phase II facility (Note 20). In April 2005, a partial repayment of the principal in the amount of $604 thousand was made.

Subsequent to fiscal year end, an additional partial repayment of $3.0 million was made.

ASAT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amount expressed in United States dollars unless otherwise stated)

10. ACCRUED LIABILITIES

Accrued liabilities consisted of the following:

	2004	2005
	$’000	$’000
Accrued employee costs	752	1,696
Accrued vacation pay	913	953
Accrued senior notes interest and deferred financing cost	4,277	4,210
Accrued legal and professional fee	747	968
Accrued for write-off of ASAT S.A. (Note a)	2,323	2,323
Accrued litigation settlement (Note b)	—	4,603
Other accrued expenses	3,028	4,013

	12,040	18,766

Notes:

(a)	The amount represents the accrual for potential claims which may arise from the winding up of ASAT S.A. In December 2000, The Company exercised the option to acquire ASAT S.A. in Nancy, France from QPL for $20.0 million and the acquisition became effective in January 2001. Accounted for under the purchase method, ASAT S.A. has become a wholly-owned subsidiary of the Company.

In October 2001, the Company determined not to fund ASAT S.A. as part of the global restructuring program. ASAT S.A. has filed for court protection under French law and is currently under the process of court administered liquidation. As a result, the Company has written off its entire investment in ASAT S.A. during the year ended April 30, 2002, resulting in a loss of $24.3 million recorded in the statement of operations and the Company no longer consolidates the financial position and results of operations of ASAT S.A. since November 20, 2001.

The three-year statue of limitations applicable to the claims arising out of the winding up of ASAT S.A. will run its course up to November 2005. The Company believes that accruals were adequate but not excessive as of April 30, 2004 and 2005.

(b)	The amount represents a settlement to be settled in the form of cash, warrants and rebates on future business associated with a settlement agreement with Freescale Semiconductor, Inc. that was executed in July 2005 and was filed to the Court on July 18, 2005 (Note 19).

11. 9.25% SENIOR NOTES DUE 2011

On January 26, 2004, the Company’s wholly-owned finance subsidiary, New ASAT (Finance) Limited, issued $150.0 million aggregate principal amount of 9.25% senior notes due in February 2011 (“9.25% senior notes”), which were issued at par with semi-annual interest payable on February 1 and August 1 beginning on August 1, 2004. The Company sold $150 million aggregate principal amount of its 9.25% senior notes to the initial purchaser pursuant to the exemption from registration under Section 4(2) of the Securities Act for resale by the initial purchaser to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933 (the “Securities Act”), and to non-U.S. persons in transactions outside the United States in reliance on Regulation S of the Securities Act. On March 17, 2005, the Company completed an exchange offer whereby it exchanged $150 million aggregate principal amount of 9.25% senior notes due 2011 that were registered under the Securities Act, for its outstanding 9.25% senior notes due 2011 that were subject to transfer restrictions under U.S. securities laws.

ASAT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amount expressed in United States dollars unless otherwise stated)

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

In connection with the issuance of the 9.25% senior notes, the Company recorded $7.0 million in deferred financing fees and expenses, which are being amortized as a yield adjustment over the life of the notes.

Of the $150.0 million of 9.25% senior notes proceeds, the Company used $111.0 million to fully redeem the 12.5% senior notes with face value of $100.75 million on February 25, 2004. In connection with the redemption of the 12.5% senior notes, the Company incurred a charge on early redemption of 12.5% senior notes of approximately $10.3 million, consisting of an early redemption premium of $6.3 million and $4.0 million for the non-cash write-off of deferred financing costs and debt discount associated with the redeemed notes. This charge on early redemption was classified as ordinary as required by SFAS No. 145 effective in fiscal year 2004.

12. CAPITAL LEASE OBLIGATIONS

During the year ended April 30, 2005, the Company sold certain equipment for $6.5 million. The equipment was leased back from the purchaser (the “purchaser-lessor”) under leases pursuant to which the Company is required to pay to the purchaser-lessor on a quarterly basis the greater of (i) lease payment based on the reported usage of the equipment and (ii) a minimum commitment. The initial terms of the leases expire upon the earlier of the date that the committed usage has been achieved under the leases or 14 quarters after the lease commencement date. In connection with the sale-leaseback, the Company recognized a gain of approximately $115 thousand on disposal of fixed assets, which would be deferred and amortized in the consolidated statement of operations against depreciation expenses over the term of the leases.

Future minimum lease payments under capital lease obligations as of April 30, 2005 are as follows:

$’000
Fiscal year ending April 30:
2006	1,866
2007	1,866
2008	1,813
2009	729

Total minimum lease payments	6,274
Less: Amounts representing interest	(480)

Present value of minimum payments	5,794
Current portion	(1,737)

Non-current portion	4,057

At the inception of the leases, the Company paid to the purchaser-lessor a deposit and prepaid rent amount of $1.6 million. The amount is classified as other non-current assets in the consolidated balance sheet as of April 30, 2005.

ASAT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amount expressed in United States dollars unless otherwise stated)

At the end of each of the initial lease terms, the Company has an option to (i) return all the equipment to the purchaser-lessor; (ii) purchase all the equipment at price based on the then fair market values of the equipment; or (iii) extend the lease terms by two additional quarters and purchase the equipment at the price of $1,000 for each piece of equipment.

Pursuant to these sale-leaseback arrangements, the purchaser-lessor entered into a separate term loan facility agreement for up to $5.0 million with a bank in Hong Kong (the “Lender”). Upon demand by the Lender, the Company and one of its subsidiaries fully and unconditionally guaranteed the purchaser-lessor for the $5.0 million term loan facility. The Company believes that the guarantee has the characteristics set forth in FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”, which requires initial recognition of the guarantee at fair values at its inception. Nonetheless, the fair value of the guarantee is considered to be insignificant given the risk of loss on such guarantee at the date of its inception and, therefore, no amount was recognized in the consolidated financial statements for the year ended April 30, 2005.

13. OTHER INCOME, NET

Other income, net consisted of the following:

	2003	2004	2005
	$’000	$’000	$’000
Interest income	468	371	639
Legal claim	200	—	—
Write-back of long outstanding payable balances	481	—	—
Unapplied payment from customers	360	—	—
(Loss) Gain on disposal of property, plant and equipment	(15)	83	(136)
Bad debt recovered	12	—	—
Rental income	39	120	4
Others, net	164	115	181

	1,709	689	688

14. INCOME TAXES

Income is subject to taxation in the various countries in which the Company and its subsidiaries operate. The (loss) income before income taxes by geographical locations was as follows:

	2003	2004	2005
	$’000	$’000	$’000
Hong Kong	(112,539)	(15,296)	(62,244)
United States	(1,262)	(714)	795
Germany and other countries	(452)	(703)	1,772

	(114,253)	(16,713)	(59,677)

ASAT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amount expressed in United States dollars unless otherwise stated)

The benefit (provision) for income taxes by geographical location were as follows:

	2003	2004	2005
	$’000	$’000	$’000
Current:
Hong Kong	—	—	—
United States	(5)	(2)	(691)
Others	—	(2)	(57)
Deferred:
Hong Kong	15,179	—	—

	15,174	(4)	(748)

An analysis of the Company’s deferred tax liabilities and deferred tax assets as of April 30, 2004 and 2005 was as follows:

	2004	2005
	$’000	$’000
Deferred tax liabilities:
Temporary differences arising from depreciation and amortization	(18,882)	(15,224)

Total gross deferred tax liabilities	(18,882)	(15,224)

Deferred tax assets:
Reserves and accruals not currently deductible	158	161
Net operating losses carried forward	26,478	28,234

Total gross deferred tax assets	26,636	28,395

Net deferred tax assets	7,754	13,171
Less: valuation allowance	(7,754)	(13,171)

	—	—

The Company provided a full valuation allowance against the deferred tax assets of the subsidiaries in both the United States and Hong Kong as of April 30, 2004 and 2005 due to the uncertainty surrounding the realizability of these benefits in future tax returns.

The reconciliation of the effective tax rate of the Company to the Hong Kong profits tax rate (the principal tax jurisdiction of the Company) was as follows:

	2003	2004	2005
Hong Kong profits tax rate	16.0%	17.5%	17.5%
Tax effect of difference in Hong Kong and United States tax rates	0.2	(0.1)	(0.6)
Tax effect of difference in Hong Kong and Germany tax rates	—	—	(0.2)
Non-taxable interest income	—	0.2	0.2
Income not subject to taxation	—	—	(0.8)
Non-deductible expenses	(0.2)	(4.2)	(7.6)
Change in valuation allowance	(3.3)	(12.0)	(9.5)
Others, net	0.6	(1.4)	(0.3)

Effective tax benefit (expense) rate	13.3%	(0.0)%	(1.3)%

ASAT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amount expressed in United States dollars unless otherwise stated)

As of April 30, 2005, the Company had available Hong Kong operating loss carryforwards of $161.3 million which, subject to the agreement by the Hong Kong Inland Revenue Department, can be carried forward indefinitely to offset against operating income arising in the future. From its operation in the United States, it had available United States federal net operating loss carryforwards of approximately $11.6 million which expires from 2011 to 2024. The extent to which the loss carryforwards can be used to offset future taxable income to taxes may be limited, depending on the extent of ownership changes within any three-year period as provided by Section 382 of the Internal Revenue Code and applicable California state tax law.

15. COMMON STOCK

	2004	2005
	$’000	$’000
Authorized:
3,000,000,000 (2004—3,000,000,000) ordinary shares of $0.01 each	30,000	30,000

Issued:
685,490,130 (2004—684,025,865) ordinary shares of $0.01 each	6,840	6,855

Outstanding:
678,437,130 (2004—676,972,865) ordinary shares of $0.01 each	6,769	6,784

No repurchase of ADS occurred for the years ended April 30, 2003, 2004 and 2005.

In a private placement transaction in October 1999, the Company issued 155,000 units consisting of 155,000 warrants to purchase ordinary shares of ASAT Holdings Limited and $155,000,000 aggregate principal amount of 12.5% senior notes due 2006 of ASAT (Finance) LLC, all of which notes were redeemed on February 25, 2004 and are no longer outstanding. Each warrant entitles the holder, subject to specific conditions, to subscribe for 114.19 ordinary shares of ASAT Holdings Limited at an exercise price of $0.39 per share, with both the exercise price and the number of ordinary shares issuable upon exercise subject to adjustment under specified circumstances. As a result of a share dividend of 47 ordinary shares for each outstanding share undertaken contemporaneously with the completion of the Company’s offering of ADSs on July 14, 2000, the total number of ordinary shares of ASAT Holdings Limited issuable upon exercise of the warrants was adjusted from 371,132 shares to 17,699,450 shares, and the exercise price for the warrants was adjusted from $18.6 per ordinary share to $0.39 per ordinary share. The warrants are exercisable at any time on or after November 1, 2001 and will expire on November 1, 2006. The warrants do not provide the holders any voting rights but the shares to be issued upon exercise of the warrants will be voting shares.

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

ASAT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amount expressed in United States dollars unless otherwise stated)

The Board of Directors will determine which individuals will be granted options, the number of ADS subject to the options, the exercise price for the options, the vesting periods and any other terms that will apply as the Board deems appropriate. Under Accounting Principles Board Opinion No. 25, the Company recognized compensation cost of $nil, $284 thousand and $133 thousand for the years ended April 30, 2003, 2004 and 2005, respectively.

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

Movements of the Company’s stock options during the years ended April 30, 2003, 2004 and 2005 were as follows:

	Outstanding Options
	Number of ADS options	Weighted-average exercise price per ADS
Outstanding at April 30, 2002	13,483,811	$10.13
Granted	2,316,000	$0.99
Cancelled	(14,046,331)	$9.58

Outstanding at April 30, 2003	1,753,480	$2.44
Granted	11,873,710	$1.92
Cancelled	(586,405)	$1.83
Exercised	(1,605,173)	$1.34

Outstanding at April 30, 2004	11,435,612	$2.08
Granted	2,229,675	$1.22
Cancelled	(1,936,429)	$2.18
Exercised	(292,853)	$0.80

Outstanding at April 30, 2005	11,436,005	$1.93

ADS options exercisable at:
April 30, 2003	399,663	$4.95
April 30, 2004	4,725,632	$2.05
April 30, 2005	7,661,474	$1.97

Certain unexercised options were cancelled for option holders who left the Company, either voluntarily or under the reorganization, during the years ended April 30, 2003, 2004 and 2005.

In no circumstances was there a grant of an option to the same individual for whom an option was cancelled within six months.

The options generally vest over four years and expire ten years from the date of grant.

ASAT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amount expressed in United States dollars unless otherwise stated)

The following table summarizes information about stock options issued under the plan described above that are outstanding and exercisable as of April 30, 2005:

Options outstanding				Options exercisable
Range of exercise price	Number of ADS options	Weighted- average exercise price	Weighted- average contractual life (years)	Number of ADS options	Weighted- average exercise price
$0.42 - $0.96	749,932	$0.49	7.92	375,572	$0.48
$1.05 - $1.65	7,107,288	$1.36	8.69	5,370,704	$1.40
$1.97 - $3.05	3,307,125	$2.79	8.70	1,643,538	$2.77
$4.25 - $5.59	45,060	$4.66	5.82	45,060	$4.66
$7.69 - $12.00	226,600	$11.61	5.21	226,600	$11.61

Total	11,436,005			7,661,474

Pro-forma information regarding net loss and net loss per share is required by SFAS No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of SFAS No. 123. The weighted average fair value of stock options at the date of grant of $0.58, $1.21 and $0.65 per ADS option for the years ended April 30, 2003, 2004 and 2005, respectively, were estimated using the Black-Scholes option pricing model with the following assumptions:

	2003	2004	2005
Risk-free interest rate	2.06%	2.05%	3.67%
Expected life	4	4	4
Expected stock volatility	80%	80%	67%
Dividend yield	0%	0%	0%

The Black-Scholes option pricing model requires the input of subjective assumptions, including the expected volatility of stock price. Because changes in subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing model may not necessarily provide a reliable single measure of the fair value of the stock options.

17. EMPLOYEE BENEFIT PLAN

The aggregate employers’ contributions which have been made were as follows:

	2003	2004	2005
	$’000	$’000	$’000
Employers’ contributions	1,665	1,815	1,392

The Company has established a mandatory provident fund scheme for its Hong Kong employees who did not join the defined contribution plan described below. The assets of the plan are held under provident funds managed by independent trustees. Both the employees’ and employer’s contributions are based on 5% of the individual employee’s monthly basic salary or at a maximum of approximately $128 per month.

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

ASAT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amount expressed in United States dollars unless otherwise stated)

basic salary. The employees are entitled to the whole of the employer’s contributions and accrued interest thereon after 10 years of complete service or at a reduced scale of 30% to 90%, after completion of 3 to 9 years of service, respectively.

In addition, ASAT, Inc. has a 401(k) plan which covers all employees with six months or more of service. Employees who participate in the plan may contribute a portion of their salaries up to a limit specified by law. The Company’s contribution to the plan is based on the percentage of contribution by the employee of the individual employee’s monthly basic salary, whereby the Company’s contributions to the plan for the years ended April 30, 2003, 2004 and 2005 were $347 thousand, $411 thousand and $150 thousand respectively.

18. REORGANIZATION EXPENSES

For the year ended April 30, 2003, in connection with the Company’s cost reduction program, the Company’s management had approved and terminated the services of approximately 116 employees who served in the manufacturing, sales and marketing and administrative functions. The aggregate amount of the termination benefits charged to the statements of operations, based on offer and acceptance of termination benefits, amounted to $713 thousand for the year ended April 30, 2003. No reorganization activity was taken by the Company for the year ended April 30, 2004.

During the year ended April 30, 2005, as part of the plan of transition to China, the Company terminated the services of approximately 300 employees who primarily served in the manufacturing functions in Hong Kong operations. The aggregate amount of the termination benefits charged to the statement of operations amounted to $928 thousand for the year ended April 30, 2005.

19. LITIGATION SETTLEMENT

QPL entered into a patent cross license agreement with Motorola, Inc. (“Motorola”) on October 1, 1993 (the “Immunity Agreement”). Under the terms of the Immunity Agreement, QPL had been obligated to pay quarterly royalties to Motorola on a per solder ball pad basis for all “BGA Packages,” as defined therein. QPL, through its then subsidiary ASAT Limited, paid royalties on certain products and not others based on its understanding of the obligations under the Immunity agreement, When QPL assigned certain semiconductor assets to the Company in 1999, ASAT Limited continued to make payments to Motorola, even though the Immunity Agreement was not assigned to the Company or any of its subsidiaries.

Motorola approached the Company in December 2002 claiming that the Company had assumed QPL’s obligations under the Immunity Agreement. It commissioned a third-party auditor to audit the royalty payments the Company had made for the three-year period ended October 31, 2002. Based on the results of that audit, Motorola asserted that QPL and the Company collectively owe additional royalties of $8,000,000 along with interest under either the Immunity Agreement or “implied in fact” contract that mirrors the terms of the Immunity Agreement. The bulk of the amount claimed stems from Motorola’s contention that the Company and QPL owe royalties for the manufacture of fpBGA products, a contention that both entities deny.

On April 9, 2003, the Company and its subsidiary, ASAT, Inc., as co-plaintiffs initiated a lawsuit against Motorola in the United States District Court for the Northern District of California (the “Court”) by filing a complaint for Declaratory Judgment seeking a declaration from the court that neither plaintiff owed Motorola any royalty payments under the Immunity Agreement or any other agreement. Motorola has counter-claimed for breach of contract against the Company, ASAT, Inc., ASAT Limited and QPL, seeking $8,000,000 plus interest

ASAT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amount expressed in United States dollars unless otherwise stated)

accruing at the rate of 1% per month on the alleged unpaid royalties. The substantial majority of Motorola’s demand is directed to the Company and its subsidiaries.

Following a hearing in February 2005 at which the Company asked the court to dismiss the implied contract claim, Motorola and the ASAT entities (including the Company, ASAT Limited and ASAT Inc.) reached an agreement in principle to settle the case, release one other from liability for past alleged infringement of certain patents, and license one another to use certain patents in the future. In the April 2005 quarter, the Company entered into formal discussion with Freescale Semiconductor, Inc. (“Freescale”) about potential settlement of a royalty dispute lawsuit originally brought by Motorola back in April 2003. Freescale was added as a party to the claims identical to those Motorola asserted against the Company in December 2004. Freescale formerly was the semiconductor products sector of Motorola. Freescale began separation from Motorola with an initial public offering on its own in July 2004. As a result of the recent negotiations, the Company has entered into a formal settlement agreement and mutual release with Motorola and Freescale to fully and finally compromise, settle and discharge the claims, controversies, demands and disputes between the parties. The formal written settlement agreement was executed in July 2005 and was filed with the Court on July 18, 2005. Under the settlement agreement and mutual release, the Company will pay Freescale a total of $2.0 million in cash. The Company also agreed to provide Freescale with a rebate of 20% on all future products sales and services invoiced by the Company to Freescale until the aggregate amount of the rebate provided to Freescale by the Company totals $1.75 million. This 20% rebate will not expire until the maximum total rebate of $1.75 million is paid back to Freescale. Based on the discounted cash flows analysis and the expected timeframe of the rebate utilization by Freescale, the fair value of the rebate was estimated to be approximately $1.62 million as of April 30, 2005. The Company will also issue a 5-year warrant to Freescale for $1.75 million to purchase 10,937,500 ordinary shares, which is equivalents of 2,187,500 ADSs, initially exercisable at a price of $0.16 per ordinary share (equivalent to $0.8 per ADS). The Company engaged an independent appraiser to assess the fair value of the warrants and the fair value of the warrants was estimated to be approximately $982 thousand as of April 30, 2005.

The accrued litigation settlement totaling $4.6 million, representing $2.0 million cash settlement, $1.62 million fair value of future rebate and $982 thousand fair value of the warrants, was charged to the Company’s consolidated statements of operations for the year ended April 30, 2005.

20. COMMITMENTS AND CONTINGENCIES

Capital expenditure

On August 5, 2004, the Company entered into an agreement to engage a third party vendor to complete the interior finish and fixtures of the Phase II facility (as defined below), including the purchase and installation of electrical and mechanical systems such as HVAC systems and the utilities infrastructure such as water deionization and purification system, gas piping and electrical wiring. The acquisition of capital equipment and the installation service charges to be incurred by the Company under the terms of the agreement are valued at approximately $28.9 million. This amount is payable in three tranches followed by equal monthly payments as follows: (i) the first payment in the amount of $2.9 million was due within ten days of signing the agreement; (ii) the second payment in the amount of $7.2 million is due within ten days of the achievement of 50% of the contracted work; (iii) the third payment in the amount of $4.3 million is due within ten days of the completion of the contracted work; and (iv) the remaining balance, as retention money, is payable in 24 monthly payments in the amount of $597 thousand per month, the first such monthly payment commencing on the thirtieth day after the completion of the contracted work. As of April 30, 2005, the Company has made the first and second tranche

ASAT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amount expressed in United States dollars unless otherwise stated)

payment of $2.9 million and $7.2 million to the vendor, respectively. The payments were recorded as construction in progress.

On July 11, 2005, Wellmean agreed with the Company to defer the third payment of $4.3 million and the first two monthly payments of the retention money of $1.2 million to November 2005.

As of April 30, 2003, 2004 and 2005, the Company had contracted for capital expenditure on property, plant and equipment, including the completion of the interior finish and fixtures contract for the Phase II facility, of $1.8 million, $8.0 million and $21.1 million respectively.

Operating leases

The Company leases certain land and buildings and equipment and machinery, under operating lease agreements expiring at various times through August 2018. The Hong Kong facility leased from QPL is under a three-year term which expires on March 31, 2007. On April 30, 2005, QPL completed the sale of ASAT’s leased facility from QPL to a third party that is unrelated to either party. The lease agreement with QPL has been transferred to this third party without any change in its terms and conditions.

The Company entered into a lease of a factory facility (the “Phase I facility”) in Dongguan, China in August 2002 under which the lessor was responsible for the design and construction of the interior finish and fixtures of the factory building. The Company is obligated to pay a monthly rental payment and management service fee for a period of 15 years from September 2003.

From October 30, 2004 and onward during the remaining term of the lease, the Company has an option and a right of first refusal to purchase the Phase I facility and the related land-use right of the land on which the facility is located at prices fixed in a predetermined schedule or, subsequent to October 2009, at price based on the then fair market value of the factory facility and the related land-use right. The highest price for the Phase I facility and the related land-use right listed on the predetermined schedule to the lease agreement is HK$108.4 million (approximately $13.9 million at an assumed exchange rate of HK$7.8 per $1.00).

Future minimum lease payments under operating leases as of April 30, 2005 are as follows:

$’000
Fiscal year ending April 30:
2006	5,587
2007	4,286
2008	2,167
2009	2,154
2010	2,154
Thereafter	3,622

Total	19,970

On May 7, 2004, the Company entered into a lease agreement of another factory facility (the “Phase II facility”) in Dongguan, China, under which the lessor is responsible for the design and construction of the factory building. The Company is obligated to pay a monthly lease payment for a term of 15 years starting from the commencement date (as defined in the lease agreement). The commencement date is estimated to be in October 2005. Under the terms of the Phase II facility lease, the Company is obligated to pay monthly payment of $179 thousand for the first six years of the lease term and $90 thousand per month for the seventh years of the lease term.

ASAT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amount expressed in United States dollars unless otherwise stated)

The aggregate lease payments under the Phase II facility lease, starting from the commencement date, are as follows:

$’000
First to Sixth rental years	12,888
Seventh to Fifteenth rental years	9,720

Total	22,608

At any time on or after October 31, 2008, the Company has an option and a right of first refusal under the lease to purchase the Phase II facility and the land-use right of the land on which the facility is located at price fixed in a predetermined schedule during the period from October 2008 to July 2011 and thereafter at prices based on the then fair market value of the factory facility and the related land-use right. The highest price for the Phase II facility and the related land-use right listed on the predetermined schedule to the lease agreement is HK$60.0 million (approximately $7.7 million at an assumed exchange rate of HK$7.8 per $1.00).

The Company evaluated its lease arrangements for the Phase I and Phase II facilities in accordance with FASB Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51 (“FIN 46R”). The Company determined that it has variable interests in the lessor through the options to purchase the leased assets during the lease term at predetermined prices. Pursuant to the lease arrangement, the Company does not absorb a majority of the expected losses from specified leased assets. Therefore, the Company is not considered the primary beneficiary of the specified leased assets and, accordingly, no amounts of the specified leased assets are consolidated in the Company’s consolidated financial statements as of April 30, 2005. The Company does not expect to be exposed to any losses as a result of its variable interest in the lessor.

Other than disclosed above, the Company does not have other significant business arrangements with entities that may qualify as a variable interest entity under FIN 46R.

As of April 30, 2005, a total of $2.7 million in deposit payments were paid to the lessor of the Phase II facility. Of the $2.7 million recorded as of April 30, 2005, $0.6 million was classified as other non-current assets and the remaining $2.1 million was classified as part of prepaid expenses and other current assets. Under the terms of the lease, these amounts are to be applied towards future lease and management fee payments starting from the commencement date (as defined in the agreement) until the deposit is fully applied.

21. SEGMENT INFORMATION

The Company operates in a single business segment comprising the assembly and test services of integrated circuits to customers in the semiconductor industry. It is the management’s view that assembly and test services are of one business segment. The Company’s net sales are generated from the following geographical locations representing the geographical areas from which sales invoices were issued for the years indicated

	2003	2004	2005
	$’000	$’000	$’000
Hong Kong	140,355	205,840	185,865
United States	83,267	106,649	104,830
China (excluding Hong Kong)	—	24	9,774
Transfer between geographic areas	(73,532)	(97,839)	(106,058)

Total net sales	150,090	214,674	194,411

ASAT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amount expressed in United States dollars unless otherwise stated)

Intercompany sales between geographic areas were recorded at cost plus a mark-up. Such transfers, including unrealized profits, are eliminated on consolidation.

The Company ships completed packages at the direction of our customers to various destinations. The following table provides a breakdown of the percentage of net sales by geographic destination:

	2003	2004	2005
United States	55.5%	49.6%	54.2%
Asia(a)	43.2%	49.2%	43.9%
Hong Kong	0.1%	0.1%	0.4%
Europe	1.2%	1.1%	1.5%

	100.0%	100.0%	100.0%

(a)	For the Company’s net sales by geographic destination, Asia mainly represents Singapore, Taiwan, Japan, Malaysia, China (excluding Hong Kong), Philippines and Korea.

The geographical distribution of the Company’s identifiable assets is summarized as follows:

	2003	2004	2005
	$’000	$’000	$’000
Hong Kong	132,051	200,476	128,218
Asia(b)	3,471	11,821	43,102
United States	29,608	14,617	7,342
Germany	40	105	84

	165,170	227,019	178,746

(b)	For the Company’s identifiable assets, Asia represents Singapore, China (excluding Hong Kong) and Korea.

The geographical distribution of the Company’s long-lived assets is summarized as follows:

	2003	2004	2005
	$’000	$’000	$’000
Hong Kong	100,587	102,892	72,196
Asia(c)	63	7,160	29,765
United States	3,266	912	1,088
Germany	5	12	6

	103,921	110,976	103,055

(c)	For the Company’s long-lived assets, Asia represents Singapore, China (excluding Hong Kong) and Korea.

ASAT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amount expressed in United States dollars unless otherwise stated)

22. MAJOR CUSTOMERS

An analysis of percentage of sales to major customers is as follows:

	2003	2004	2005
Customer:
A	14.5%	19.0%	21.1%
B	25.1%	17.5%	12.1%
C	2.3%	5.0%	10.8%
D	0.1%	0.5%	5.0%
E	7.8%	6.4%	4.9%
F	11.4%	8.9%	4.2%

23. SUBSEQUENT EVENTS

On July 31, 2005, the Company entered the $30.0 million financing agreements with JPMP Master Fund Manager, L.P. related funds and QPL, two of the Company’s principal shareholder groups, and affiliates of these two entities. These financings are scheduled to close on September 15, 2005, subject to a number of conditions. Of these financing agreements, $15.0 million is related to the issuance and sale pursuant to a securities purchase agreement of up to 300,000 Series A redeemable convertible preferred shares to Asia Opportunity Fund, L.P., QPL, and affiliates or related funds of these entities, subject to the Company’s compliance with certain conditions under the agreements. Half of this $15.0 million of financing will be provided by Asia Opportunity Fund, L.P. and its related funds, and half of the financing will be provided by QPL and/or its affiliates. Each preferred share issued pursuant to the agreements will be convertible at the option of the holder into ordinary shares at an initial conversion price equal to $0.09 per ordinary share (equivalent to $0.45 per ADS), but would be reset on October 31, 2006 to 80% of the average trading price per share equivalent of the Company’s ordinary shares during the preceding three months if such amount were below the conversion price of $0.09 per ordinary share (equivalent to $0.45 per ADS), subject to a floor of $0.065 per ordinary share (equivalent to $0.325 per ADS). The conversion price shall be proportionally adjusted for share splits, dividends, re-combinations, and similar events. The preferred shares are entitled to a semi-annual dividend equal to 13% per annum of the purchase price payable in arrears. Such dividend shall be payable, at the Company’s option, in cash, unless payment in cash is prohibited by law or by the terms of the Company’s debt instruments, in additional preferred shares or in ordinary shares of the Company. The indenture currently prohibits such payment in cash, and such prohibition is expected to continue in the foreseeable future. In connection with this financing agreement, we will issue to these shareholder groups warrants to purchase 5,000,000 ordinary shares, which is the equivalents of 1,000,000 ADSs, exercisable at a price of $0.01 per ordinary share (equivalent to $0.05 per ADS). The warrants are exercisable for five years from the closing date of the securities purchase agreement. The preferred shares shall be redeemable, in whole or in part, at the option of the holders on or after May 4, 2011. The redemption price for the preferred shares so redeemed will equal the issue price of the preferred shares plus accrued but unpaid dividends thereon to, but excluding, the redemption date. The preferred shares are also redeemable for cash at the Company’s option, in whole or in part, at any time. The redemption price for the preferred shares redeemed at our option will equal the higher of the issue price of the preferred shares plus accrued but unpaid dividends thereon to, but excluding, the redemption date and the aggregate fair market value of the ordinary shares into which such preferred shares are then convertible. Simultaneously with the issuance and sale of the preferred shares under the financing agreement, the Company will issue to the investors additional five-year warrants to purchase an aggregate of 15,000,000 ordinary shares, which is the equivalent of 3,000,000 ADSs, exercisable at a price of $0.01 per ordinary share (equivalent to $0.05 per ADS). The warrants are exercisable for five years from the closing date of the securities purchase agreement. The securities purchase

ASAT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amount expressed in United States dollars unless otherwise stated)

agreement is unsecured, contains various affirmative and negative covenants binding on the Company and its subsidiaries, and sets forth certain conditions to receipt of the funding. The issuance and sale of the preferred share is expected to take place on or about September 15, 2005, subject to satisfaction to the applicable conditions.

The second $15.0 million of this financing is a purchase money loan facility from Asia Opportunity Fund, L.P., an affiliate of JPMP Master Fund Manager, L.P., and related funds, subject to the Company’s compliance with certain conditions under the agreement. The effectiveness of the agreements under the loan agreement is subject to a number of conditions. The major conditions include the consummation of the preferred share financing, and the absence of any material adverse change or disruption in the Company’s industry or the financial, banking or capital markets that could reasonably be judged to adversely affect the Company or its subsidiaries.

The facility may be drawn upon in two tranches. The first tranche of $10.0 million may be drawn upon if our consolidated cash position falls below $10.0 million. A second tranche of an additional $5.0 million may be drawn upon if our consolidated cash position again falls below $10.0 million. The maturity date of the loans made in a tranche is two years from the date such tranche is advanced. The interest rate payable on the loans is 15% per annum, with interest to be paid on a quarterly basis. In connection with the entry into the purchase money loan agreement, we will issue the lenders warrants to purchase an aggregate of 5,000,000 ordinary shares, which is the equivalent of 1,000,000 ADSs, exercisable at a price of $0.01 per ordinary share (equivalent to $0.05 per ADS). In return for drawing upon the first tranche, we will issue the administrative agent on the date of the issuance and sale of preferred shares described above, warrants to purchase an aggregate of 15,668,170 ordinary shares, which is the equivalent of 3,133,634 ADSs, exercisable at a price of $0.01 per ordinary share (equivalent to $0.05 per ADS), as well as a commitment fee of $850,000 on a pro rata basis to the lenders that fund the first tranche. In each case, the warrants are exercisable for five years from the date of issuance.

The loan facility is unsecured, and contains various affirmative and negative covenants binding on the Company and its subsidiaries including limitations on the Company and its subsidiaries’ ability to incur indebtedness, grant liens on assets, pay dividends and enter into transactions with affiliates. The loan agreement sets forth certain conditions to our ability to draw loans, which mainly include the absence of any default under any material agreement of the Company, the consummation of the preferred shares financing and compliance in all material respects by the parties thereto with the preferred shares purchase agreement, the provision of guaranties by certain of our subsidiaries, ongoing compliance and performance of the Company’s supply agreement with QPLL and Talent Focus, the absence of any material adverse change or new material adverse condition in or affecting the business, operations, property, results of operations condition or prospects of the Company and its subsidiaries and the absence of any material adverse change or disruption in the Company’s industry or the capital markets that could reasonably be judged to adversely affect the Company or its subsidiaries. In addition, the Company will be required to repay the loans with the net proceeds of certain issuances of equity and debt and certain asset sales.

The Company has agreed to file a registration statement covering the resale of the shares issuable upon exercise of the preferred shares and warrants described above.

As soon as reasonably practicable following the closing of our issuance and sale of preferred shares, we shall undertake a rights offering of the preferred shares and warrants for the benefit of existing shareholders that shall exclude the purchasers of the preferred shares and certain other shareholders that have agreed to waive participation in the rights offering.

ASAT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amount expressed in United States dollars unless otherwise stated)

Management currently believes that the Company will be able to satisfy the conditions to funding as needed to obtain funds pursuant to the financing arrangements.

On June 23, 2005, the Company also entered into a new supply agreement with QPL Limited (“QPLL”) and Talent Focus Industries Limited (“Talent Focus”). Both QPLL and Talent Focus are wholly-owned subsidiaries of QPL International Holdings Limited, one of the Company’s principal shareholders. The supply agreement principally governs the supply and delivery of lead frame, heat sinks and other related products to us based on our orders during the term of the supply agreement. The supply agreement also governs the treatment of the inventory supply arrangements under the supply agreement between the parties, as well as the extended payment term granted to us by QPLL and Talent Focus. Under the supply agreement, QPLL and Talent Focus have agreed to extend the number of account payable days to 90 days from the date of issuance of an invoice. Invoices under the supply agreement shall be paid under standard purchase order terms. The supply agreement is effective until June 22, 2006, and shall be renewed for additional 12 month terms, unless the agreement is terminated by us upon written notice prior to the expiration date in accordance with the provisions of the agreement. In connection with the financing agreements of two of our principal shareholder groups, the Company, Talent Focus and QPLL have agreed to amend and restate this supply agreement to provide that the payment terms thereunder shall be no more than (a) 30 days at any time for invoices issued prior to November 1, 2005, and (b) at any time for invoices issued after October 31, 2005 but prior to September 15, 2006, the longer of (i) 60 days, or (ii) the average of such actual payable days achieved, consistent with past practice, between the Company and its subsidiaries, on the one hand, and its material vendors on the other hand, as they are defined in our securities purchase agreement but in no event longer than 90 days.

24. CONDENSED CONSOLIDATED FINANCIAL INFORMATION

On January 26, 2004, New ASAT (Finance) Limited, a wholly-owned subsidiary of the Company issued $150.0 million of its 9.25% senior notes as part of a refinancing transaction. See Note 11 for a more complete description of the 9.25% senior notes.

Under the indenture governing the 9.25% senior notes, the Company and certain of its wholly-owned subsidiaries that are “restricted subsidiaries” (as defined ASAT Limited, Timerson Limited and ASAT, Inc. and referred to below as guarantor subsidiaries) under the indenture for the 9.25% senior notes have fully and unconditionally guaranteed the 9.25% senior notes on joint and several basis. There are no significant restrictions on the ability of the Company or any guarantor to obtain funds from its subsidiaries by dividend or loan.

The condensed consolidating financial statements are presented below and should be read in connection with the Consolidated Financial Statements of ASAT Holdings Limited. Separate financial statements and other disclosures concerning the subsidiary guarantors are not included herein because (i) the subsidiary guarantors are wholly-owned and have fully and unconditionally guaranteed the 9.25% senior notes on a joint and several basis, and (ii) the Company’s management has determined that such information is not material to investors.

ASAT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amount expressed in United States dollars unless otherwise stated)

The following condensed consolidating financial information presents the condensed consolidated balance sheets as of April 30, 2005 and 2004 and the related condensed consolidated statements of operations and cash flows for the years ended April 30, 2005, 2004 and 2003 of (a) ASAT Holdings Limited, the parent company; (b) New ASAT (Finance) Limited, the subsidiary issuer; (c) the guarantor subsidiaries of ASAT Holdings Limited on a combined basis; (d) the non-guarantor subsidiaries of the Company on a combined basis as of and for the year ended April 30, 2005 and separately for each of ASAT (Finance) LLC and all other non-guarantor subsidiaries of the Company other than ASAT (Finance) LLC as of April 30, 2004 and for the years ended April 30, 2004 and 2003; (e) eliminating entries; and (f) the total consolidated amounts.

Condensed Consolidated Balance Sheet as of April 30, 2005

	ASAT HOLDINGS LIMITED	NEW ASAT (FINANCE) LIMITED	GUARANTOR SUBSIDIARIES	NON-GUARANTOR SUBSIDIARIES	ELIMINATING ENTRIES	CONSOLIDATED TOTAL
	$’000	$’000	$’000	$’000	$’000	$’000
ASSETS
Current assets:
Cash and cash equivalents	176	—	27,665	4,876	—	32,717
Accounts receivable, net	—	—	17,680	—	—	17,680
Inventories	—	—	18,139	—	—	18,139
Prepaid expenses and other current assets	70	—	7,005	80	—	7,155

Total current assets	246	—	70,489	4,956	—	75,691
Property, plant and equipment, net	—	—	83,715	10,097	—	93,812
Investment in and advance to consolidated entities	224,625	147,682	100,194	10,600	(483,101)	—
Deferred charges and other non-current assets	510	5,787	2,946	—	—	9,243

Total assets	225,381	153,469	257,344	25,653	(483,101)	178,746

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Advance from consolidated entities	—	—	434,608	10,270	(444,878)	—
Other current liabilities	109	3,469	40,893	4,351	2,323	51,145

Total current liabilities	109	3,469	475,501	14,621	(442,555)	51,145
9.25% senior notes due 2011	—	150,000	—	—	—	150,000
Other non-current liability	—	—	4,057	—	—	4,057

Total liabilities	109	153,469	479,558	14,621	(442,555)	205,202

Shareholders’ equity (deficit):
Common stock ($0.01 par value)	6,855	—	141	10,723	(10,864)	6,855
Less: Repurchase of stock at par	(71)	—	—	—	—	(71)
Additional paid-in capital	215,738	—	22,728	—	(7,358)	231,108
Deferred stock-based compensation	(393)	—	—	—	—	(393)
Accumulated other comprehensive loss	—	—	—	(234)	—	(234)
Retained earnings (Accumulated deficit)	3,143	—	(245,083)	543	(22,324)	(263,721)

Total shareholders’ equity (deficit)	225,272	—	(222,214)	11,032	(40,546)	(26,456)

Total liabilities and shareholders’ equity (deficit)	225,381	153,469	257,344	25,653	(483,101)	178,746

ASAT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amount expressed in United States dollars unless otherwise stated)

Condensed Consolidated Balance Sheet as of April 30, 2004

	ASAT HOLDINGS LIMITED	NEW ASAT (FINANCE) LIMITED	GUARANTOR SUBSIDIARIES	NON-GUARANTOR SUBSIDIARIES		ELIMINATING ENTRIES	CONSOLIDATED TOTAL
				OTHERS	ASAT (FINANCE) LLC
	$’000	$’000	$’000	$’000	$’000	$’000	$’000
ASSETS
Current assets:
Cash and cash equivalents	554	—	61,961	95	—	—	62,610
Accounts receivable, net	—	—	26,424	—	—	—	26,424
Inventories	—	—	21,311	—	—	—	21,311
Prepaid expenses and other current assets	97	—	5,527	74	—	—	5,698

Total current assets	651	—	115,223	169	—	—	116,043
Property, plant and equipment, net	—	—	104,764	84	—	—	104,848
Investment in and advance to consolidated entities	222,245	148,149	67,737	—	78,728	(516,859)	—
Deferred charges and other non-current assets	—	6,128	—	—	—	—	6,128

Total assets	222,896	154,277	287,724	253	78,728	(516,859)	227,019

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Advance from consolidated entities	—	—	411,969	1,265	76,002	(489,236)	—
Other current liabilities	5	4,277	36,579	53	—	2,323	43,237

Total current liabilities	5	4,277	448,548	1,318	76,002	(486,913)	43,237
9.25% senior notes due 2011	—	150,000	—	—	—	—	150,000

Total liabilities	5	154,277	448,548	1,318	76,002	(486,913)	193,237

Shareholders’ equity:
Common stock ($0.01 par value)	6,840	—	141	123	—	(264)	6,840
Less: Repurchase of stock at par	(71)	—	—	—	—	—	(71)
Additional paid-in capital	213,022	—	22,728	—	2,726	(7,358)	231,118
Deferred stock-based compensation	(754)	—	—	—	—	—	(754)
Accumulated other comprehensive loss	—	—	—	(55)	—	—	(55)
Retained earnings (Accumulated deficit)	3,854	—	(183,693)	(1,133)	—	(22,324)	(203,296)

Total shareholders’ equity	222,891	—	(160,824)	(1,065)	2,726	(29,946)	33,782

Total liabilities and shareholders’ equity	222,896	154,277	287,724	253	78,728	(516,859)	227,019

ASAT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amount expressed in United States dollars unless otherwise stated)

Condensed Consolidated Statements of Operations for the year ended April 30, 2005

	ASAT HOLDINGS LIMITED	NEW ASAT (FINANCE) LIMITED	GUARANTOR SUBSIDIARIES	NON-GUARANTOR SUBSIDIARIES	ELIMINATING ENTRIES	CONSOLIDATED TOTAL
	$’000	$’000	$’000	$’000	$’000	$’000
Net sales	—	—	300,469	—	(106,058)	194,411
Cost of sales	—	—	290,435	—	(108,116)	182,319

Gross profit	—	—	10,034	—	2,058	12,092
Operating expenses
—Selling, general and administrative	712	—	29,574	1,977	(4,808)	27,455
—Research and development	—	—	4,481	—	—	4,481
—Reorganization expenses	—	—	928	—	—	928
—Litigation settlement	—	—	4,603	—	—	4,603
—Impairment of property, plant and equipment	—	—	19,944	—	—	19,944

Total operating expenses	712	—	59,530	1,977	(4,808)	57,411

(Loss) Income from operations	(712)	—	(49,496)	(1,977)	6,866	(45,319)
Other income (expenses), net	1	14,833	3,809	3,744	(21,699)	688
Interest expense:
—Amortization of deferred charges	—	(958)	(958)	—	958	(958)
—Third parties	—	(13,875)	(14,054)	(34)	13,875	(14,088)

(Loss) Income before income taxes	(711)	—	(60,699)	1,733	—	(59,677)
Income tax expense	—	—	(691)	(57)	—	(748)

Net loss	(711)	—	(61,390)	1,676	—	(60,425)
Other comprehensive loss:
Foreign currency translation	—	—	—	(179)	—	(179)

Comprehensive loss	(711)	—	(61,390)	1,497	—	(60,604)

Condensed Consolidated Statements of Operations for the year ended April 30, 2004

	ASAT HOLDINGS LIMITED	NEW ASAT (FINANCE) LIMITED	GUARANTOR SUBSIDIARIES	NON-GUARANTOR SUBSIDIARIES		ELIMINATING ENTRIES	CONSOLIDATED TOTAL
				OTHERS	ASAT (FINANCE) LLC
	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Net sales	—	—	312,513	—	—	(97,839)	214,674
Cost of sales	—	—	272,146	—	—	(97,871)	174,275

Gross profit	—	—	40,367	—	—	32	40,399
Operating expenses
—Selling, general and administrative	1,013	—	24,359	1,781	—	(2,378)	24,775
—Research and development	—	—	4,562	—	—	—	4,562
—Impairment of property, plant and equipment	—	—	2,387	—	—	—	2,387
—Facilities charges	—	—	306	—	—	—	306

Total operating expenses	1,013	—	31,614	1,781	—	(2,378)	32,030

(Loss) Income from operations	(1,013)	—	8,753	(1,781)	—	2,410	8,369
Other income (expenses), net	85	3,901	(8,411)	1,079	21,870	(17,835)	689
Charge on early redemption of 12.5% senior notes	—	—	—	—	(10,346)	—	(10,346)
Interest expense:
—Amortization of deferred charges	—	(240)	(1,002)	—	(762)	1,002	(1,002)
—Third parties	—	(3,661)	(14,423)	—	(10,762)	14,423	(14,423)

Loss before income taxes	(928)	—	(15,083)	(702)	—	—	(16,713)
Income tax expense	—	—	(2)	(2)	—	—	(4)

Net loss	(928)	—	(15,085)	(704)	—	—	(16,717)
Other comprehensive loss:
Foreign currency translation	—	—	—	(35)	—	—	(35)

Comprehensive loss	(928)	—	(15,085)	(739)	—		(16,752)

ASAT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amount expressed in United States dollars unless otherwise stated)

Condensed Consolidated Statements of Operations for the year ended April 30, 2003

	ASAT HOLDINGS LIMITED	GUARANTOR SUBSIDIARIES	NON-GUARANTOR SUBSIDIARIES		ELIMINATING ENTRIES	CONSOLIDATED TOTAL
			OTHERS	ASAT (FINANCE) LLC
	$’000	$’000	$’000	$’000	$’000	$’000
Net sales	—	223,622	—	—	(73,532)	150,090
Cost of sales	—	213,898	—	—	(73,532)	140,366

Gross profit	—	9,724	—	—	—	9,724
Operating expenses:
—Selling, general and administrative	402	25,516	943	—	(2,646)	24,215
—Research and development	—	5,299	—	—	—	5,299
—Reorganization expenses	—	713	—	—	—	713
—Impairment of property, plant and equipment	—	81,787	20	—	—	81,807

Total operating expenses	402	113,315	963	—	(2,646)	112,034

Loss from operations	(402)	(103,591)	(963)	—	2,646	(102,310)
Other income, net	214	3,569	512	13,652	(16,238)	1,709
Interest expense:
—Amortization of deferred charges	—	(924)	—	(924)	924	(924)
—Third parties	—	(12,728)	—	(12,728)	12,728	(12,728)

Loss before income taxes	(188)	(113,674)	(451)	—	60	(114,253)
Income tax benefit	—	15,174	—	—	—	15,174

Net loss	(188)	(98,500)	(451)	—	60	(99,079)
Other comprehensive loss:
Foreign currency translation	—	—	(23)	—	—	(23)

Comprehensive loss	(188)	(98,500)	(474)	—	60	(99,102)

Condensed Consolidated Statements of Cash Flows for the year ended April 30, 2005

	ASAT HOLDINGS LIMITED	NEW ASAT (FINANCE) LIMITED	GUARANTOR SUBSIDIARIES	NON-GUARANTOR SUBSIDIARIES	ELIMINATING ENTRIES	CONSOLIDATED TOTAL
	$’000	$’000	$’000	$’000	$’000	$’000
Net cash (used in) provided by operating activities	(447)	150	413	1,770	—	1,886

Net cash provided by (used in) investing activities	346	—	(30,684)	(10,043)	(346)	(40,727)

Net cash (used in) provided by financing activities	(277)	(150)	(4,025)	13,233	346	9,127

Net (decrease) increase in cash and cash equivalents	(378)	—	(34,296)	4,960	—	(29,714)
Cash and cash equivalents at beginning of year	554	—	61,961	95	—	62,610
Effects of foreign exchange rates change	—	—	—	(179)	—	(179)

Cash and cash equivalents at end of year	176	—	27,665	4,876	—	32,717

ASAT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amount expressed in United States dollars unless otherwise stated)

Condensed Consolidated Statements of Cash Flows for the year ended April 30, 2004

	ASAT HOLDINGS LIMITED	NEW ASAT (FINANCE) LIMITED	GUARANTOR SUBSIDIARIES	NON-GUARANTOR SUBSIDIARIES		ELIMINATING ENTRIES	CONSOLIDATED TOTAL
				OTHERS	ASAT (FINANCE) LLC
	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Net cash (used in) provided by operating activities	(722)	4,516	7,621	(771)	5,288	—	15,932

Net cash used in investing activities	(16,202)	—	(24,070)	(25)	—	16,202	(24,095)

Net cash provided by (used in) financing activities	2,151	(4,516)	68,009	879	(5,288)	(16,202)	45,033

Net (decrease) increase in cash and cash equivalents	(14,773)	—	51,560	83	—	—	36,870
Cash and cash equivalents at beginning of year	15,327	—	10,401	47	—	—	25,775
Effects of foreign exchange rates change	—	—	—	(35)	—	—	(35)

Cash and cash equivalents at end of year	554	—	61,961	95	—	—	62,610

Condensed Consolidated Statements of Cash Flows for the year ended April 30, 2003

	ASAT HOLDINGS LIMITED	GUARANTOR SUBSIDIARIES	NON-GUARANTOR SUBSIDIARIES		ELIMINATING ENTRIES	CONSOLIDATED TOTAL
			OTHERS	ASAT (FINANCE) LLC
	$’000	$’000	$’000	$’000	$’000	$’000
Net cash (used in) provided by operating activities	(202)	(2,761)	(329)	950	—	(2,342)

Net cash provided by (used in) investing activities	(1,584)	(6,769)	(6)	—	2,000	(6,359)

Net cash provided by (used in) financing activities	—	2,611	339	(950)	(2,000)	—

Net (decrease) increase in cash and cash equivalents	(1,786)	(6,919)	4	—	—	(8,701)
Cash and cash equivalents at beginning of year	17,113	17,321	65	—	—	34,499
Effects of foreign exchange rates Change	—	(1)	(22)	—	—	(23)

Cash and cash equivalents at end of year	15,327	10,401	47	—	—	25,775

EXHIBIT INDEX

Exhibits	Description
1.1(1)	Restated Memorandum of Association of ASAT Holdings Limited.

1.2(1)(5)	Restated Articles of Association of ASAT Holdings Limited, as amended. (Amendment filed with Registrant’s Annual Report on Form 20-F filed on July 9, 2004)

2.1(1)	Form of Deposit Agreement between ASAT Holdings Limited and The Bank of New York.

2.2(1)	Form of ADR (included in Exhibit 4.1).

2.3(1)	Form of specimen certificate representing ordinary shares of ASAT Holdings Limited.

4.1(2)	ASAT Holding Limited Stock Option Plan.

4.3(2)	Form of ASAT Holdings Non-Qualified Stock Option Agreement.

4.4(3)	Supply Agreement dated March 8, 2001 entered into among ASAT Limited, Talent Focus Limited and QPL Limited.

4.5(4)	Lease Agreement dated as of August 8, 2002 between Dongguan Changan County Changshi Development Company and Timerson Limited.

4.6(5)	Indenture dated as of January 26, 2004, between New ASAT (Finance) Limited, ASAT Holdings Limited and its subsidiaries, and The Bank of New York, as trustee.

4.7(5)	Form of 9.25% Senior Note due 2011 (included in Exhibit 4.6).

4.8(5)	Lease Agreement dated as of May 7, 2004 among Dongguan Changan County Changshi Development Company, Dongguan Changan ASAT Semiconductor Assembly and Test Factory and Timerson Limited.

4.9(6)	Supply Agreement dated as of May 1, 2004 entered into among ASAT Limited, Talent Focus Industries Limited and QPL Limited.

4.10(6)	Supply Agreement dated June 23, 2005 entered into among ASAT Limited, Talent Focus Industries Limited and QPL Limited.

4.11(6)	Purchase Money Loan Agreement dated as of July 31, 2005 among ASAT Holdings Limited, the Lenders named therein, and J.P. Morgan Partners Asia LDC.

4.12(6)	Securities Purchase Agreement dated as of July 31, 2005 among ASAT Holdings Limited and the purchasers party thereto.

8.0(3)	Subsidiaries of the Registrant.

11.0(6)	Code of Ethics.

12.1(6)	Certification of the Chief Executive Officer pursuant to §302 of the Sarbanes-Oxley Act of 2002.

12.2(6)	Certification of the Chief Financial Officer pursuant to §302 of the Sarbanes-Oxley Act of 2002.

13.1(7)	Certification of the Chief Executive Officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2(7)	Certification of the Chief Financial Officer of the Registrant pursuant to U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

14.0(3)	Letter re Andersen Assurances.

(1)	Incorporated herein by reference to Registrant’s Registration Statement on Form F-1 filed on July 7, 2000 (Registration No. 333-12124).
(2)	Incorporated herein by reference to Registrant’s Registration Statement on Form S-8 filed on February 13, 2001 (Registration No. 333-55464).
(3)	Incorporated herein by reference to Registrant’s Annual Report on Form 20-F filed on June 28, 2002.
(4)	Incorporated herein by reference to Registrant’s Annual Report on Form 20-F filed on July 28, 2003.
(5)	Incorporated herein by reference to Registrant’s Annual Report on Form 20-F filed on July 9, 2004.
(6)	Filed herewith.
(7)	Furnished herewith.