Form 20-F
period 2006-04-30
ASAT HOLDINGS LTD
filed 2006-10-10
CIK 1102384

As filed with the Securities and Exchange Commission on October 10, 2006

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED APRIL 30, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 000-30842

ASAT Holdings Limited

(Exact name of Registrant as specified in its charter)

ASAT Holdings Limited

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

14th Floor, 138 Texaco Road

Tsuen Wan, New Territories

Hong Kong

(Address of principal executive office)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Exhange on which Registered
None	None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Ordinary Shares, par value $0.01

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Class	Number of shares outstanding as of April 30, 2006
Ordinary Shares, par value $0.01	682,806,869

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act     Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark if the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☐    Accelerated filer  ☐    Non-accelerated filer  ☒

Indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act.).    Yes  ☐    No  ☒

-i-

-ii-

GENERAL INFORMATION

In this Annual Report, the terms “we,” “us,” “our,” “our company,” “Company” and “ASAT” refer, as the context requires, either individually or collectively, to ASAT Holdings Limited (“ASAT Holdings”) and also to ASAT Limited (“ASAT HK”), ASAT, Inc. (“ASAT US”), ASAT (Finance) LLC (“ASAT (Finance)”), Timerson Limited (“Timerson”), ASAT (Cayman) Limited (“ASAT Cayman”), ASAT Korea Limited (“ASAT Korea”), ASAT GmbH (“ASAT Germany”), ASAT Semiconductor (Dongguan) Limited (“ASAT China”), ASAT (S) Pte. Ltd. (“ASAT Singapore”), New ASAT (Finance) Limited (“New ASAT (Finance)”), Newhaven Holdings Limited (“Newhaven”), RBR Trading Holding (Curacao) N.V. (“RBR Antilles”) and R.B.R. Trading Holding B.V. (“RBR Netherlands”) which are each, direct or indirect, wholly owned subsidiaries of ASAT Holdings. Since ASAT S.A. has been under court administration since November 21, 2001, we no longer consolidate its financial results with our financial statements.

A “Glossary of Semiconductor Terms” set out definitions of technical terms used in this Annual Report.

Each American Depository Share (“ADS”) of ASAT Holdings represents 5 ordinary shares of ASAT Holdings.

We publish our financial statements in United States dollars, which are referred to as “Dollars” and “$”.

References to “U.S. GAAP” mean the generally accepted accounting principles in the United States. Unless otherwise indicated, our financial information presented in this Annual Report has been prepared in accordance with U.S. GAAP.

FORWARD-LOOKING STATEMENTS

This Annual Report contains statements and information that involve risks, uncertainties and assumptions. These statements and information constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Forward-looking statements are all statements that concern plans, objectives, goals, strategies, future events or performance and underlying assumptions and other statements that are other than statements of historical fact, including, but not limited to, those that are identified by the use of words such as “anticipates,” “believes,” “estimates,” “expects,” “intends,” “plans,” “predicts,” “projects” and similar expressions. Risks and uncertainties that could affect us include, without limitation, dependence on the highly cyclical nature of the semiconductor industry, our ability to rapidly develop and successfully bring to market advanced technologies and services, the concentration of our business in the communications sector, the incurrence of significant capital expenditures for manufacturing technology and equipment, the success of operating our assembly and test facilities in Dongguan, China, the ability to employ and retain senior management, our high leverage and the restrictive covenants contained in the agreements governing our indebtedness, fluctuating demand and continuous downward pressure on selling prices in the semiconductor industry, low capacity utilization rates, loss of a large customer, weaknesses in global economies, natural disasters, losses of power to our facilities in Dongguan, China, volatility in the market price of our ADSs, delisting of our ADSs, environmental regulation, fluctuation in foreign currencies, uncertainty as to demand from our customers over both the long-term and short-term, competitive pricing and declines in average selling prices we experience, the timing and volume of orders relative to our production capacity, complexity in our assembly processes, the availability of financing, competition and the greater operating and financial resources of competitors, ability to successfully complete potential acquisitions and integrate other parties into our business, dependence on raw material and equipment suppliers, ability to transfer funds to and from our Chinese operating subsidiary, seasonality in sales of our products and the enforcement of intellectual property rights by or against us. Should one or more of such risks and uncertainties materialize, or should any underlying assumption prove incorrect, actual outcomes may vary materially from those indicated in the applicable forward-looking statements. Any forward-looking statement or information contained in this document speaks only as of the date the statement was made.

-iii-

All of our forward-looking statements made herein and elsewhere are qualified in their entirety by the risk factors discussed in the “Risk Factors” and other cautionary statements appearing in “Operating and Financial Review and Prospects”. These risk factors and statements describe circumstances which could cause actual results to differ materially from those contained in any forward-looking statement. We do not intend to update or revise any forward-looking statements made herein to reflect actual results or changes in assumptions, future events or otherwise. Accordingly, forward-looking statements should not be relied upon as a prediction of actual results.

GLOSSARY OF SEMICONDUCTOR TERMS

This glossary contains definitions and other terms as they relate to our businesses and as they are used in this Annual Report. As such, these definitions may not correspond to standard industry definitions.

Array	A group of items (elements, leads, bonding pads, circuits, etc.) arranged in rows and columns.

BGA	A standard type of commodity semiconductor packaging known as a “ball grid array” where solder balls have been applied to the external electrical contacts on the package for subsequent use in electrically affixing the package to the corresponding leads on a printed circuit board.

Chip	An individual integrated circuit that has not yet been packaged. Also used as a generic term for semiconductor devices. Often called a “die”.

Chipset	Two or more chips designed to perform as a unit for one or more functions.

Chipscale packages	Any semiconductor package in which the package is approximately 1.2 times the size of the semiconductor chip.

Deposition	A term applied to growing thin layers within in a vacuum condensation mode, or via electroplating techniques.

Die	A synonym for a semiconductor “chip”.

Encapsulation	Enclosing the die in an organic medium which protects the die and wire bonds from the environment.

fpBGA	Fine Pitch Ball Grid Array. A distinct technically evolved version of a BGA package, mounted on substrate that has a solder ball pitch of less than 1.0 mm.

FxBGA	A new and flexible advanced BGA package that is thinner, has a higher circuit density and improved electrical and thermal performance.

Flip chip	Type of PBGA package which uses an array of solder bumps on the bottom of the semiconductor chip to connect the chip to the balls on the bottom of the package.

Input/Output	A connector which interconnects the chip to the package or one package level to the next level in the hierarchy. Also referred to as pin-out connections or terminals. Sometimes referred to as “I/O”.

-iv-

Integrated circuit	A combination of two or more transistors on a base material, usually silicon. All semiconductor chips, including memory chips and logic chips are very complicated integrated circuits with thousands of transistors.

Laminate substrate	An organic substrate used for the routing of PBGA products between the chip pads and the solder ball pads.

Leadframe	A metal frame designed to connect to the bonding pads of the chip by lead that provides rigidity, heat dissipation and electrical connection to external points.

LPCC	Our acronym for our Leadless Plastic Chip Carrier, a leadframe based chipscale package.

Mixed signal products	Products that can process both digital and analog data signals.

Molding	Encapsulating the chip, leadframe and wirebondings in molded plastic with leads protruding. The molded plastic is an epoxy based material called “molding compound”.

PBGA	The acronym for a standard type of commodity BGA packaging known as “plastic ball grid array”, where the chip is placed on top of a laminate plastic substrate that has a grid of solder balls underneath for use in connecting the packaged device to a printed circuit board.

Pitch	The center-to-center distance between adjacent leads on a package.

Power management system	A class of semiconductor packages that incorporate features to increase the thermal dissipation properties of the package.

Printed circuit board	A laminate sheet made of organic materials with metallic interconnects into which integrated circuits are soldered. Wires on the board connect the circuits with each other, forming a larger functional unit. Printed circuit boards generally are a subsystem within a larger electronic system.

QFN	The acronym for the industry standard leadless chipscale package known as the “quad flat pack no lead” package type.

QFP	The acronym for the Quad Flat Pack, which is a semiconductor package with leads on all four sides attached to a printed circuit board by surface mounting.

SiP	The acronym for “system-in-package” devices. SiP packages contain numerous electrically interconnected active and passive semiconductor components.

Solder ball	A tin and lead alloy sphere that is attached to a BGA substrate to allow for printed circuit board attachment.

Substrate	The underlying material upon which a device, circuit, or epitaxial layer is fabricated, normally a silicon wafer.

Surface mounting	A printed circuit board packaging technique in which the leads (pins) on the chips and components are soldered directly onto the top of the board.

TAPP™	Our acronym for our Thin Array Plastic Packaging technology, which provides metallic contacts to the circuit board allowing high density circuitry in a small footprint package.

-v-

TBGA	Tape Ball Grid Array, which is a BGA package with a more flexible substrate and higher density than conventional plastic packages.

TQFP	Thin Quad Flat Package, which is a standard leaded package.

Wafer	Thin, round, flat piece of silicon that is the base of most integrated circuits. Many individual semiconductor die are fabricated at the same time on one wafer. These die are then saw-singulated into individual semiconductor die or chips.

Wire bonding	The method used to attach very fine wire to semiconductor components in order to provide electrical continuity between the semiconductor chip and a terminal in the lead frame or substitute.

-vi-

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

SELECTED FINANCIAL DATA

The following table represents selected historical consolidated financial data for ASAT for the five-year period ended April 30, 2006. The selected historical consolidated financial data below as of April 30, 2005 and 2006 and for the years ended April 30, 2004, 2005 and 2006 were derived from our audited consolidated financial statements as of such dates and for such periods included elsewhere in this Annual Report. The selected historical consolidated financial data below as of April 30, 2002, 2003 and 2004 and for the years ended April 30, 2002 and 2003 were derived from our audited consolidated financial statements as of such dates and for such periods not included in this Annual Report. The financial information included in this Annual Report does not reflect our results of operations, financial position and cash flows in the future and our past operating results are no guarantee of our future operating performance. In this Annual Report, all references to fiscal years are to the Company’s fiscal years ended April 30th, thus fiscal year 2006 refers to the fiscal year ended on April 30, 2006.

The selected historical consolidated financial data is qualified by reference to, and should be read in conjunction with, Item 5 — “Operating and Financial Review and Prospects” and our consolidated financial statements and the related notes, included elsewhere in this Annual Report.

	Fiscal Year Ended April 30,
	2002	2003	2004	2005	2006
	(In thousands of dollars, except for share and ADS data)
Statement of Operations Data:
Net sales	$102,408	$150,090	$214,674	$194,411	$182,115
Cost of sales	132,533	140,366	174,275	182,319	168,859

Gross (loss) profit	(30,125)	9,724	40,399	12,092	13,256

Operating expenses:
Selling, general and administrative expenses	30,368	24,215	24,775	27,455	29,448
Research and development	6,437	5,299	4,562	4,481	4,059
Reorganization expenses	2,327	713	—	928	4,690
Litigation settlement	—	—	—	4,603	—
Impairment of property, plant and equipment	—	81,807	2,387	19,944	3,890
Facilities charge and relocation charges	—	—	306	—	1,054
Non-recoverable and unutilized architectural cost	4,500	—	—	—	—
Write-off in relation to ASAT S.A.	24,285	—	—	—	—

Total operating expenses	67,917	112,034	32,030	57,411	43,141

(Loss) Income from operations	(98,042)	(102,310)	8,369	(45,319)	(29,885)
Other (expense) income, net (1)	(1,499)	1,709	689	688	3,438
Charges on early redemption of 12.5% senior notes (2)	—	—	(10,346)	—	—
Interest expense	(14,246)	(13,652)	(15,425)	(15,046)	(16,633)

Loss before income taxes	(113,787)	(114,253)	(16,713)	(59,677)	(43,080)
Income tax benefit (expense)	10,960	15,174	(4)	(748)	649

Net loss	$(102,827)	$(99,079)	$(16,717)	$(60,425)	$(42,431)

Net loss applicable to common stockholders:
Net loss	$(102,827)	$(99,079)	$(16,717)	$(60,425)	$(42,431)

Preferred shares:
-Cumulative preferred share dividends	—	—	—	—	(976)
-Accretion of preferred shares	—	—	—	—	(500)
Net loss applicable to common stockholders	$(102,827)	$(99,079)	$(16,717)	$(60,425)	$(43,907)

Net loss per share (basic and diluted) (3)	$(0.15)	$(0.15)	$(0.02)	$(0.09)	$(0.06)

Net loss per ADS (basic and diluted) (3)	$(0.77)	$(0.74)	$(0.12)	$(0.45)	$(0.32)

Basic and diluted weighted average number of shares outstanding (3)	669,218,720	668,947,000	671,721,610	677,953,380	679,357,820
Basic and diluted weighted average number of ADSs outstanding (3)	133,843,744	133,789,400	134,344,322	135,590,676	135,871,564

	As of April 30,
	2002	2003	2004	2005	2006
	(In thousands of dollars)
Balance Sheet Data (at end of year):
Cash and cash equivalents	$34,499	$25,775	$62,610	$32,717	$11,915
Total assets	277,398	165,170	227,019	178,746	181,461
Total debt (4)	98,131	98,705	150,000	160,021	160,972
Total shareholders’ equity (deficit)	147,201	48,099	33,782	(26,456)	(53,257)

	Fiscal Year Ended April 30,
	2002	2003	2004	2005	2006
	(In thousands of dollars)
Other Data:
Net cash (used in) provided by operating activities	$(28,864)	$(2,342)	$15,932	$1,886	$(7,060)
Net cash used in investing activities	(15,699)	(6,359)	(24,095)	(40,727)	(23,404)
Net cash (used in) provided by financing activities	(650)	—	45,033	9,127	9,651
Depreciation of property, plant and equipment	39,303	30,220	24,855	31,682	26,886
Amortization of deferred charges and debt discount	1,476	1,497	1,479	958	1,947
Capital expenditures	19,625	6,940	28,530	40,740	23,520

(1)	Other (expense) income, net mainly consists of interest income, rental income, gain (loss) on disposal of property, plant and equipment, unapplied payment from customers, bad debt recovered, write-back of long outstanding payable balances and reversal of the previously accrued write-off of ASAT S.A. See note 16 of the notes to our consolidated financial statements included in this Annual Report.
(2)	Reflects charges incurred in connection with the early redemption of our 12.5% senior notes, which included $6.3 million for the early redemption premium and $4.0 million for the non-cash write-off of deferred financing costs and debt discount in fiscal year 2004.
(3)	The computation of net loss per share (basic and diluted) is calculated as the net loss for the year divided by the weighted average number of shares outstanding during the year. The computation of net loss per share (basic and diluted) for the years ended April 30, 2002, 2003, 2004, 2005 and 2006 is based on a weighted average number of ordinary shares during the year in the amount of 669,218,720, 668,947,000, 671,721,610, 677,953,380 and 679,357,820, respectively. Each ADS represents five ordinary shares.
(4)	Debt consists of bank debt, senior notes, capital lease obligations and a purchase money loan facility. At April 30, 2006, debt included our 9.25% senior notes, purchase money loan and capital lease obligations. At April 30, 2005, debt included our 9.25% senior notes, capital lease obligations and a short-term bank loan. At April 30, 2004, debt included our 9.25% senior notes. At April 30, 2003 and 2002, debt included our 12.5% senior notes.

Exchange Rate Information

The financial information presented in this Annual Report is in U.S. dollars. Such information assumes certain currency exchange rate information, including that set forth below.

The Hong Kong dollar is freely convertible into other currencies (including the U.S. dollar). Since 1983, the Hong Kong dollar has effectively been pegged to the U.S. dollar at the rate of approximately HK$7.80 = US$1.00. However, the market exchange rate of the Hong Kong dollar against the U.S. dollar continues to be influenced by the forces of supply and demand in the foreign exchange market. The Hong Kong government, acting through the Hong Kong Monetary Authority, has a number of means by which it may act to maintain exchange rate stability. However, we cannot assure you that the Hong Kong government will maintain the peg at HK$7.80 to US$1.00, or at all. Exchange rates between the Hong Kong dollar and other currencies are influenced by the rate between the U.S. dollar and such other currencies.

Additionally, our exposure to fluctuations in the value of the Chinese Renminbi has significantly increased due to the completion of the move of our manufacturing, assembly and test facilities to Dongguan, China. From 1994 to July 2005, the conversion of Renminbi into foreign currencies, including Hong Kong and U.S. dollars, was based on rates set by the People’s Bank of China, which were set daily based on the previous day’s interbank foreign market exchange rate and current exchange rates on the world financial markets. As a result, the exchange rate of the Renminbi to the U.S. dollar was previously substantially pegged or fixed. On July 21, 2005 the government of China announced that the exchange rate of the Renminbi was being appreciated against the U.S. dollar and that the Renminbi would henceforth have a more flexible exchange rate within a narrow band that would float against a basket of foreign currencies. However, the Chinese government may decide to change or abandon this policy at its sole discretion at any time in the future. This appreciation of the Renminbi against the U.S. dollar and any future appreciation in the exchange rate of the Renminbi against the U.S. dollar may increase our costs relating to our Dongguan, China operations.

RISK FACTORS

Risk Factors

Risks relating to our business include the factors set forth below. Because of the following factors, as well as other factors affecting our operating results and financial condition, past financial performance should not be considered to be a reliable indicator of future performance, and investors should not use historical trends to anticipate results or trends in future periods.

We have been operating at a net loss for each fiscal year since the fiscal year ended April 30, 2002, and have had negative operating cash flow in fiscal 2002, 2003 and 2006.

We have been operating at a net loss for each fiscal year since the fiscal year ended April 30, 2002. Our net loss for the fiscal year ended April 30, 2002 was $102.8 million. Our net loss for the fiscal year ended April 30, 2003 was $99.1 million. Our net loss for the fiscal year ended April 30, 2004 was $16.7 million. Our net loss for the fiscal year ended April 30, 2005 was $60.4 million. Our net loss for the fiscal year ended April 30, 2006 was $42.4 million. We also had negative operating cash flow in fiscal 2002, 2003 and 2006 of $28.9 million, $2.3 million, and $7.1 million, respectively. We cannot assure you that we will return to profitability in the near future or at all.

Due to insufficient cash generated from operations, we have funded our operations primarily through the sale of equity and debt securities, borrowings, equipment lease financings, shareholder financings and other financing arrangements. While we have been implementing cost reduction programs since the end of the January 2002 quarter, including the move of our assembly and test facilities from Hong Kong to lower-cost facilities in Dongguan, China, we continue to have significant fixed expenses and are incurring other manufacturing, sales and marketing, product development and administrative expenses. We are also obligated to make significant interest payments on our 9.25% senior notes due 2011 of approximately $7.0 million on August 1 and February 1 of each year. In January 2006, we also obtained the first $10.0 million tranche under our purchase money loan facility, which will be due two years from the date drawn.

As a result of our negative cash flow and our ongoing expenditure requirements, even with the remaining purchase money loan financing commitment of $5.0 million, drawing upon which is subject to satisfaction of certain conditions precedent, we may be required to seek new or alternative financing to fund our operations in the future. Our ability to raise any future additional or alternative financing will be limited by our financial situation, including our high level of leverage and negative net worth, and may be limited by market conditions, our controlling shareholders, who may oppose transactions that reduce their control or dilute their ownership positions, the covenants in our 9.25% senior notes due 2011 and our purchase money loan agreement, as well as requirements to obtain approval of certain types of financings from our shareholders. We are also uncertain as to whether we can raise additional financing from our shareholders in the future. For these and other reasons outside of our control, it may be difficult for us to raise additional capital if and when it is required or at all. If we are unable to raise future additional or alternate financing when needed any of the following may occur:

•	our customer relationships and orders with our customers could deteriorate;

•	suppliers would be less willing to supply us product or extend credit on acceptable terms, if at all;

•	employee attrition could increase; and

•	lenders could be unwilling to provide or refinance our debt.

If adequate capital is not available to us as required, or if it is not available on favorable terms, our business and financial condition would be adversely affected and we may not be able to meet our obligations as they come due. In addition, if adequate capital is not available to us, we will need to sell assets or seek to undertake a restructuring of our obligations with our creditors, and we cannot give assurances that we would be able to accomplish either of these measures on commercially reasonable terms, if at all.

The financing commitment under our purchase money loan agreement is subject to a number of conditions that we may not be able to satisfy, and therefore we may not be able to obtain the remaining funds purported to be available under this commitment.

In July 2005, we obtained commitments from JPMP Master Fund Manager, L.P. related funds (collectively, “JPMP”) for them and their affiliates to provide us with up to $15 million in purchase money loan financing. See “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Expenditures and Material Financing Arrangements” for a detailed description of this purchase money loan facility. In January 2006, we obtained the first $10.0 million tranche of funding under the purchase money loan facility. However, our ability to obtain the second tranche of funding under the purchase money loan facility is subject to a number of important conditions and the satisfaction of certain of these conditions is outside our control. The conditions outside of our control include (i) that there shall not have occurred or become known to the requisite lenders any material adverse change or new material adverse condition since the date of the purchase money loan agreement in or affecting the business, operations, assets, property, condition (financial or otherwise), results of operations or prospects of us and our subsidiaries and (ii) that there shall not have occurred a material disruption of, or material adverse change in the financial, banking or capital market conditions or the computer electronics industry that, in the judgment of the requisite lenders, individually or in the aggregate could reasonably be expected to have a material adverse effect (as defined in the purchase money loan agreement). If we are unable to meet any of these conditions or any other condition set forth in the purchase money loan agreement, we will not be able to receive additional funds under the purchase money loan facility. If we are unable to obtain additional funds under the purchase money loan facility, we will need to seek alternative capital from other financing arrangements, sell assets, or seek to undertake a restructuring of our obligations with our creditors, and we cannot give assurances that we will be able to accomplish any of these measures on commercially reasonable terms, if at all.

We are controlled by two principal groups of shareholders, and their interests may conflict with your interest.

Several private equity funds separately managed by or affiliated with JPMP Master Fund Manager, L.P. (formerly Chase Capital Partners) and Olympus Capital Holdings Asia, respectively, referred to as the “investor group” in this Annual Report, collectively owned approximately 39.3% of the outstanding ordinary shares of ASAT Holdings as of April 30, 2006. The investor group has signed a co-investment agreement generally to vote in unison on certain matters. QPL International Holdings Limited (“QPL”), its subsidiaries and its controlling shareholder collectively owned approximately 42.4% of the ordinary shares of ASAT Holdings as of April 30, 2006. The investor group and QPL together control ASAT Holdings’ board of directors, management and policies. In addition, our current Acting Chief Executive Officer and Acting Chief Financial Officer are both members of our board of directors and are each affiliated with our two principal shareholder groups, respectively. For further information, see Item 7 — “Major Shareholders and Related Party Transactions – Related Party Transactions”. QPL and the investor group are subject to a shareholders agreement and vote together on certain matters, including on the election of directors of ASAT Holdings. The investor group and QPL are not obligated to provide any financing under their current shareholders agreement. The investor group and QPL are not obligated to exercise their rights as shareholders in the interests of ASAT Holdings and may engage in activities that conflict with such interests. We have not established, and may be unable to establish, any procedures for resolving actual or perceived conflicts of interest between our principal shareholders and our other investors. Furthermore, disagreements between the investor group and QPL which cannot be resolved could adversely affect the management of our company.

We will require a significant amount of cash to fund operating and capital expenditures and to service our debt.

Our ability to fund operating and capital expenditures and to service debt will depend significantly on our ability to generate cash from operations. For the fiscal year ended April 30, 2004, the earnings to fixed charges deficiency was $16.7 million, for the fiscal year ended April 30, 2005, the earnings to fixed charges deficiency was $59.7 million and for the fiscal year ended April 30, 2006 the earnings to fixed charges deficiency was $43.1 million. For the purpose of this calculation, “earnings” consisted of income (loss) before income taxes and fixed charges, and “fixed charges” consisted of interest expense, including amortization of debt discount and debt issuance costs, and the interest portion within rental expenses which is estimated as one-third of the rental expenses relating to operating leases. We will need to generate cash flow in excess of current levels to fund operating and capital expenditures and to service debt, including our 9.25% senior notes due 2011, our purchase money loan facility and capital lease obligations. However, we cannot assure you that we will be able to generate cash flow or obtain funds from our purchase money loan facility or other financing sources to fund our planned operations and capital expenditures. We borrowed the first tranche of $10.0 million under the purchase money loan facility in January 2006 and in order to obtain the second tranche of $5.0 million under the purchase money loan facility we will be required to meet specified conditions. If we are unable to meet these conditions, we will not obtain the second tranche under the purchase money loan facility. A tranche under the purchase money loan facility has a maturity of two years from the date of draw, and therefore we will have debt service obligations in respect of this debt in the near term. In addition, our ability to generate cash from operations is subject to general economic, financial, competitive, industry, legal and other factors and conditions, many of which are outside our control. In particular, our operations are subject to cyclical downturns and price and demand volatility in the semiconductor industry. If we cannot generate sufficient cash to service our debt or obtain financing, we may have to, among other things, reduce capital expenditures, reduce research and development expenditures, sell assets, restructure our debt, or obtain alternate financing, which may not be available on acceptable terms or at all. We might not be able to take these actions or they may not be successful. Our ability to take any of these steps may be subject to approval by creditors, including future creditors, our shareholders and the holders of our 9.25% senior notes due 2011.

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

Beginning in the fourth quarter of calendar year 2000, the semiconductor industry experienced a severe downturn. This downturn had a pronounced and adverse effect on our sales and financial performance during that time. While the semiconductor industry experienced a modest recovery in the second quarter of calendar year 2002 and the overall demand for semiconductors increased significantly during the period from the second quarter of calendar year 2003 through the first quarter of calendar year 2004, in the July 2004 quarter the semiconductor industry experienced another downturn and our net sales on a quarterly basis decreased sequentially from that quarter through the July 2005 quarter. Since the July 2005 quarter, the semiconductor industry has experienced a gradual recovery through the present, but we have failed to capture all the benefits of such recovery that we otherwise might obtain due to disruptions in our operations during our move to Dongguan, China, which was completed in our July 2006 quarter. If any future downturn in the semiconductor industry proves to be similar to the 2000 downturn, our business, financial condition and results of operations would be adversely affected, our cash position would further erode and we may be required to seek new financing, which may not be obtainable on acceptable terms or at all. We may also be required to reduce our capital expenditures, which in turn could hinder our ability to implement our business plan and to improve our productivity. In addition, we may need to expand our production capacity and throughput to maintain or increase revenues if average selling prices, or ASPs, decline, in connection with an industry downturn. Because of the past downturns in the semiconductor industry and the uncertainty of the recent gradual recovery, we continue to re-evaluate our product mix and the direction of our business. This re-evaluation led to significant write-downs of property, plant and equipment of $81.8 million for the year ended April 30, 2003 and $19.9 million for the year ended April 30, 2005. We may need to make additional write-downs in the future.

Our principal market is in the communications sector, which is subject to fluctuating demand and continuous downturn pressure on selling prices.

A significant percentage of our net sales is derived from customers who use assembly or test services for semiconductor devices used in the communications sector. Sales to the communications sector comprised 61%, 54% and 52% of total net sales for fiscal 2004, fiscal 2005 and fiscal 2006, respectively. This sector has been subject to extreme fluctuations in demand and in the past we have experienced a prolonged industry-wide slowdown in demand in the communications sector. Historically, the average selling price of communication products has continued to decrease, and the resulting pricing pressure on services provided by us has led to reductions in our net sales and decreasing margins. For the past three years, we have embarked upon a strategy to diversify our customer base, increase margins and reduce dependency on the communications sector. Some of the other market sectors into which we seek to diversify our customer base include the consumer, personal computers/computing and automotive/industrial sectors. However decreasing average selling prices could also affect products in these sectors. Moreover, the execution of our strategy continues to take time and may ultimately not be successfully implemented. For example, we may lose customers, experience reductions in sales or experience lower margins for customers outside the communications sector. If we are unable to successfully implement our diversification strategy, our financial condition and results of operations could be materially adversely affected.

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

We could be required to incur significant capital expenditures for manufacturing technology and equipment for productivity improvements.

Semiconductor manufacturing has historically required, and in the future is likely to continue to require, a constant upgrading of process technology to remain competitive, as new and enhanced semiconductor processes are developed which permit the manufacture of smaller, more efficient and more powerful semiconductor devices. Our assembly and test facilities have required and will continue to require significant investments in manufacturing technology and equipment in the future. We have made substantial capital expenditures and installed significant production capacity to support new technologies and increase production volume. For our fiscal year ending April 30, 2006, we made capital expenditures of $23.5 million. As of April 30, 2006, we had commitments for future capital expenditures of approximately $2.9 million. We currently intend to fund these capital expenditures with the existing cash resources and positive cash flow generated from the savings, if any, expected to be realized from reductions in cost structure associated with the completion of the move of our manufacturing operations to Dongguan, China, from financing provided by our customers to purchase equipment to expand our capacity and from our purchase money loan facility. However, our ability to draw the second tranche of funding under the purchase money loan facility is subject to a number of conditions which we may be unable to meet and our ability to generate positive cash flow from our customers is uncertain so we cannot assure you that we will have sufficient capital resources to make further necessary investments in manufacturing technology and equipment. Our ability to sustain needed capital expenditures may require alternative financing, including financing arrangements with our customers to purchase equipment that primarily services such customers. In addition, due to the long lead time involved in the pre-deployment development and product qualification activities that must precede a new product release, we may be called upon to make substantial investments in both package design efforts and in new manufacturing equipment well in advance of our being able to record appreciable revenues derived from those new products. Further, during each stage of the long qualification process required by customers for our products, which can take up to six months to complete, there is a substantial risk that we will have to abandon a potential assembly or test service which is no longer marketable or technologically feasible or competitive and in which we have invested significant resources. Even if we are able to qualify new packages, a significant amount of time will have elapsed between our investment in new packages and the receipt of any related revenues.

Because our industry is highly competitive and many of our competitors have greater operating and financial resources, we may not be able to secure new customers or maintain our customer base.

The semiconductor packaging and test industry is highly competitive, with more than 40 independent providers of semiconductor assembly services worldwide. We believe our principal competitors include Advanced Semiconductor Engineering, Inc., Amkor Technology, Inc., or Amkor, Carsem (M) Sdn. Bhd., Siliconware Precision Industries Co., Ltd. and STATS ChipPAC Ltd. Many of our competitors have greater operating capacity and financial resources than we do and have proven research and development and marketing capabilities. If demand for semiconductor assembly and test services were to continue to increase, our competitors would be at an advantage to us to capture this increased demand by utilizing their greater financial resources to more rapidly increase capacity. Many of our competitors also have established relationships with many large semiconductor companies that are current or potential customers of ours. Further, lengthy qualification periods and a familiarity between potential customers and their current assembly service providers may limit our ability to secure new customers.

We also compete indirectly with the in-house assembly and test service resources of many of our largest customers, the integrated device manufacturers, or IDMs. These IDM customers may decide to shift some or all of their assembly and test services to internally sourced capacity.

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

Some of our competitors with greater financial resources have been able to grow through acquisitions. There have been instances where one of our competitors has acquired the entire back-end assembly operations of an IDM. For example, Amkor acquired a substantial portion of IBM’s assembly and test operations in China and Singapore. Other examples of merger and acquisition activity among our competitors are the acquisition of ChipPAC, Inc. by ST Assembly Test Services Ltd., the acquisition of UltraTera Corp. by United Test and Assembly Center and the planned acquisition of NS Electronics Bangkok Ltd. by United Test and Assembly Center. As a result of such growth through acquisitions, these competitors will have increased capacity and may be better positioned to increase their market share by decreasing prices. Additionally, as a result of such acquisitions, these competitors may be able to provide a broader array of services. If we are unable to grow our business through acquisitions, we may have difficulties competing successfully against these competitors. In addition, the indenture that governs our 9.25% senior notes due 2011 and our purchase money loan agreement require us to comply with certain covenants that limit our ability to enter into mergers or consolidations.

We face risks associated with potential acquisitions, investments, strategic partnerships or other ventures, including whether we can identify opportunities, complete the transactions and integrate the other parties into our business.

We believe that the semiconductor packaging industry may undergo consolidation, both with regard to consolidation among independent assembly services providers and with respect to the outsourcing of in-house assembly capacity of semiconductor IDMs. We believe it may become increasingly important to acquire or make investments in complementary business, facilities, technologies, services or products, or enter into strategic partnerships with parties who can provide access to those assets, if appropriate opportunities arise. From time to time we have had discussions with companies regarding our acquiring, investing in or partnering with their businesses, products, services or technologies, and we regularly engage in such discussions in the ordinary course of our business. We may not be able to identify suitable acquisition, investment, strategic or other partnership candidates or have sufficient resources to undertake such a transaction, which may place us at a disadvantage if our competitors are able to grow their market share through acquisitions, investments or strategic partnerships. If we do identify suitable candidates, we may not be able to complete those transactions on commercially acceptable terms or at all. If we acquire another company, we could have difficulty in integrating that company’s personnel, products, operations and technology. In addition, the key personnel of the acquired company may decide not to work for us. These difficulties could disrupt our ongoing business, distract our management and employees, increase our expenses and reduce the expected benefits of the acquisition.

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

These factors have periodically contributed to lower production yields and may continue to do so, particularly in connection with any expansion of capacity or change in processing steps. In addition, our production yields on new packaging technologies could be lower during the period necessary for us to develop the requisite expertise and experience with these processes. Any failure by us to maintain high quality standards and acceptable production yields, if significant and sustained, could result in delays in shipments, increased costs or cancellation of orders, which could have a material adverse effect on our business, financial condition and results of operations.

In order to meet customer demands for package design, assembly and test services, we may be required to add new test equipment, which can be very capital intensive and may not result in expected revenues and/or margins.

We provide our customers with package design, assembly and test services. Many of our customers seek to do business with independent assemblers who can provide a full range of assembly and test services, particularly testing of mixed-signal semiconductors which perform both analog and digital functions. In order to satisfy such customers’ demands, we may be called upon to acquire additional test equipment capacity, which could require us to increase our capital expenditures on test equipment. We may not have sufficient cash resources or available financing to increase our capital expenditures in response to our customers’ demands. Additionally, the use of mixed-signal test equipment involves complex software programming and the use of sophisticated and expensive equipment operated by a highly skilled workforce. However, customers requesting these types of test services are typically not willing to commit to the utilization of such additional capacity beyond their short-term forecasts. If these customers do not place their expected orders or we experience a general decrease in demand for our test services, we could have excess capacity and low utilization rates for our test equipment, which could increase our costs and negatively affect our expected revenues and/or margins. In addition, any failure by us to provide package design, assembly and test services could result in the loss of customers or sales of our services, which could have a material adverse effect on our business, financial condition and results of operations.

If we receive other than an unqualified opinion on the adequacy of our internal control over financial reporting as required by Section 404 of the Sarbanes-Oxley Act of 2002 or identify other issues in our internal controls, or if we are unable to deliver accurate and timely financial information, investors could lose confidence in the reliability of our financial statements, which could result in a decrease in the market price of our ADSs.

Section 404 of the Sarbanes-Oxley Act of 2002 requires a public company to include a report of management on the company’s internal control over financial reporting in their annual reports on Form 20-F that contains an assessment by management of the effectiveness of the company’s internal control over financial reporting. Because we qualify as a non-accelerated filer under SEC rules and regulations, such report of management will not be required until the end of our fiscal year ended April 30, 2008. The independent registered public accounting firm auditing the company’s financial statements must also attest to and opine on management’s assessment of the effectiveness of the company’s internal control over financial reporting. We are currently implementing a number of measures intended to meet the foregoing objectives with respect to internal controls, delivery of financial information, and compliance with Section 404, and we will need to make significant improvements in our internal controls on an ongoing basis to accomplish these objectives.

Recently, we have had major changes in our financial management, including the resignation of our former Chief Financial Officer in June 2006 and of our former Chief Executive Officer and Acting Chief Financial Officer on September 1, 2006. We cannot assure you that we will be able to attract and retain a permanent Chief Financial Officer or a permanent Chief Executive Officer and this may impact our ongoing efforts to attain compliance with the Section 404 requirements. Significant resources have been, and may continue to be, required to implement and maintain effective controls and procedures in order to remedy control deficiencies. For example, we have hired, and may need to continue to hire, additional employees and outside consultants with accounting and financial reporting expertise and may need to provide further training for our existing employees. If additional personnel are needed, we cannot assure you that we will be able to recruit qualified personnel in a timely and cost-efficient manner to meet our requirements.

We are in the process of conducting a comprehensive review of our financial and accounting systems and our internal controls and procedures. We cannot assure you that our ongoing review will not identify additional control deficiencies or that we will be able to implement improvements to our internal controls in a timely manner. If any identified control deficiencies are not remedied or were to reoccur, if we fail to implement improvements in our internal controls in a timely manner, or if we fail to otherwise attain compliance with the Section 404 requirements, our ability to assure timely and accurate financial reporting may be adversely affected. In addition, as a result of these reviews or otherwise, we cannot assure you that we will not need to make adjustments to any current period operating results or to operating results that have been previously publicly announced or otherwise experience an adverse affect on our operating results, financial condition or business. Moreover, if our independent auditors interpret the Section 404 requirements and the related rules and regulations differently from us or if our independent auditors are not satisfied with our internal controls over financial reporting or with the level at which it is documented, tested or monitored, they may issue a qualified opinion. Any of the foregoing could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements, which could cause the market price of our ADSs to decline.

Our profitability has in past periods been affected by low capacity utilization rates, which are significantly influenced by factors outside of our control.

As a result of the capital intensive nature of our business, our operations are characterized by high fixed costs. Consequently, insufficient utilization of installed capacity can negatively affect our profitability. For example, in fiscal year 2003, our capacity utilization rates ranged from averages of approximately 42% to 67% per month for our assembly operations as a result of the weak demand for our assembly and test services resulting from the prolonged downturn in the semiconductor industry. In addition, as a result of the most recent industry downturn, which occurred in late 2004, our capacity utilization rates averaged approximately 68% in fiscal year 2005. While the industry has gradually recovered in fiscal year 2006, we were unable to capture all the benefits of such recovery that we might otherwise obtain due to disruptions in our operations during our move to Dongguan, China, and our capacity utilization rates averaged approximately 69% for fiscal year 2006. If we experience low capacity utilization in future periods, our financial condition and results of operations could be adversely affected.

Our customers generally do not place purchase orders far in advance, which makes it difficult for us to predict our future sales, adjust our production costs and efficiently allocate our capacity on a timely basis and could therefore have an adverse effect on our business and operating results.

Although our customers provide us with forecasts of their expected orders, our customers generally do not place purchase orders far in advance of the required shipping dates. In addition, due to the cyclical nature of the semiconductor industry, our customers’ purchase orders have varied significantly from period to period. As a result, we do not typically operate with any significant backlog, which makes it difficult for us to forecast our sales in future periods. Also, since our costs of sales and operating expenses have high fixed cost components, including depreciation and employee costs, we may be unable to adjust our cost structure in a timely manner to compensate for shortfalls in sales. Our current and anticipated customers may not place orders with us in accordance with our expectations or at all. As a result, it may be difficult to plan our capacity, which requires significant lead time to ramp up and cannot be altered easily. If our capacity does not match our customer demand, we will either be burdened with expensive and unutilized overcapacity or be unable to support our customers’ requirements, both of which would have an adverse effect on our business and results of operations.

We generate a significant amount of revenue from a limited number of customers. The loss of, or reduced purchases by, one or more of our larger customers may have an adverse effect on our results of operations.

For the fiscal year ended April 30, 2006, our five largest customers by net sales accounted for approximately 59% of net sales and our ten largest customers by net sales accounted for approximately 74% of net sales. Our largest customer for the fiscal year ended April 30, 2006 by net sales accounted for approximately 33% of net sales. For the fiscal year ended April 30, 2005, our five largest customers by net sales accounted for approximately 54% of net sales and our ten largest customers by net sales accounted for approximately 69% of net sales. Our largest customer for that same fiscal year by net sales accounted for approximately 21% of net sales. If any key customer were to significantly reduce its purchases from us, our results of operations would likely be adversely affected.

In line with industry practice, new customers usually require us to pass a lengthy and rigorous qualification process that can take up to six months and be a significant cost to us and the customer. As a result, customers are reluctant to qualify new assembly and test service providers and it may be difficult for us to attract new major customers and/or break into new markets. In addition, if we fail to qualify packages with potential customers or customers with which we have recently become qualified do not use our services, then our customer base could become more concentrated with an even more limited number of customers accounting for a significant portion of our net sales. Furthermore, we believe that once a semiconductor company has selected a particular assembly and test company’s services, the semiconductor company generally relies on that vendor’s packages for specific applications and, to the extent possible, subsequent generations of that vendor’s packages. Accordingly, it may be difficult to achieve significant sales from a customer once it selects another vendor’s assembly and test services.

Because a significant portion of our production is in Asia, we are vulnerable to weaknesses in the economies of Asian countries.

Most of our important suppliers of raw materials, leadframes and the semiconductor chips delivered to us for assembly and test are located in Asia. Substantially all our customers are United States or European multinational companies and nearly 100% of our invoices are billed in U.S. dollars. We estimate that approximately 65.3% of our net sales during the fiscal year ended April 30, 2006 and 44.3% of our net sales during the fiscal year ended April 30, 2005 represented packages shipped to distribution centers and destinations within Asia (including Hong Kong). These factors raise a number of financial, operational and business risks, including:

•	exposure to regional economic and political developments;

•	changes in local intellectual property laws and commercial laws;

•	the imposition of local currency controls;

•	adverse changes in local tax law or adverse changes in customs duties and procedures;

•	availability of supplies and materials in China;

•	transportation difficulties; and

•	unfavorable changes to import/export regulations and procedures.

These factors could adversely affect both our operations and the operations of our suppliers and customers. Future economic downturns in Asia or elsewhere would likely be detrimental to our business, financial condition and results of operations.

Our ability to operate our Chinese manufacturing operations is dependent upon our working relationship with our development partner in China.

Our development partner in China, the Dongguan Changan County Changshi Development Company (“Changshi”), is an entity established by the Dongguan government to develop and manage several newly designated industrial parks in Changshi prefecture Chang An town, Dongguan City, Guangdong Province. Now that we have completed the move to our Dongguan, China facilities, we need to continue strengthening our existing relationship with Changshi. We believe that the interests of Changshi currently are aligned with our interests and its performance during the construction of Phase I and Phase II of our Dongguan, China facilities and completion of the interior finish and fixtures of our Phase I facility in Dongguan, China, met or exceeded our expectations with respect to the quality and timeliness of the construction. However, Changshi may not continue to perform at these levels or at all during its assistance to us in the operation of our Dongguan, China facilities. See “Item 5—Operating and Financial Review and Prospects—Operating Results”. Moreover, we could experience difficulties in our relationship with Changshi, and the decisions made by Changshi may not be consistent with our interests, which in either case could be disruptive to our operations. Changshi is the owner of the Phase I and Phase II facilities’ land-use rights and buildings, constructed our Phase I facility’s interior finish and fixtures and facilitized equipment and holds the approvals from the Chinese government necessary to conduct our assembly and test operations in our Dongguan, China facilities. A dispute with Changshi could cause Changshi to be unwilling to perform its contractual obligations as lessor for our Dongguan, China facilities. In such circumstances, Changshi could prevent us from operating the facilities, which, following transfer of all of our manufacturing operations to Dongguan, China means that we would be unable to conduct our business. Although we have the contractual right under our respective leases with Changshi to purchase the Dongguan, China facilities from Changshi at stipulated times, there can be no assurance that we will have sufficient funds or access to financing in order to purchase the facilities. Any disruption in our business due to a dispute with Changshi may have a material adverse effect on our results of operations. In addition, if Changshi were to breach one or more of their agreements with us, we would be called upon to initiate binding arbitration in Beijing before the China International Economic and Trade Arbitration Commission. The outcome of any such arbitration would be controlled by Chinese law and could be time consuming and unfavorable to us.

Our direct labor, and certain indirect labor, workforce are composed primarily of People’s Republic of China nationals, and we expect these employees to unionize. If we encounter future labor problems or increased employee costs, we may fail to deliver our products in a timely manner, which, along with increases in the minimum wage, could adversely affect our revenues and profitability.

None of our employees in Dongguan, China or our other employees are currently represented by a union. However, we expect the workers in our Dongguan, China facilities to unionize, although we are not sure what percentage of this workforce will be affected. It is possible that the union will be subject to collective bargaining and wage agreements. These agreements could increase our labor costs in China and have an adverse impact on our operating results. In addition, once unionized, this workforce may undertake labor protests and work stoppages, which could also have an adverse impact on our operating results. In accordance with Dongguan, China labor laws, the minimum wage per month per employee has increased from 574 Renminbi to 690 Renminbi starting as of September 1, 2006. This increase or future increases in the minimum wage may adversely affect our profitability. We cannot assure you that any potential issues with the expected labor union or other employees will be resolved favorably for us in the future, that we will be successful in negotiating any potential wage and collective bargaining agreements, that we will not experience significant work stoppages in the future or that we will not record significant charges related to those work stoppages or our compliance with changing minimum wage labor laws.

Operating facilities in China can be fraught with uncertainty, including economic, political, legal operational and financial risks, and there can be no assurances that our China facilities will bring their intended benefits to us.

Many economic, political, legal, operational and financial risks may prevent us from realizing our intended benefits in China in connection with the completion of the move of our manufacturing operations to Dongguan, China. These risks include:

•	economic, political and social uncertainties in China;

•	changes in, and the arbitrary enforcement of, commercial laws, currency controls, import tariffs and duties, customs regulations, and taxation laws in China;

•	local infrastructure problems, such as electrical power interruptions, in an area that has only recently undergone a very rapid industrial development;

•	quality problems arising from the start up of new manufacturing processes by operators who lack experience with our sophisticated manufacturing equipment;

•	transportation difficulties that may be encountered in receiving supplies and/or in shipping finished products by land or by air;

•	an unwillingness or hesitancy on the part of customers to qualify their products in the new facilities;

•	an inability to attract and retain sufficient and qualified management and engineering talent and other experienced employees;

•	measures which may be introduced to control inflation or deflation;

•	changes in the rate or method of taxation;

•	changes in tax holidays;

•	continuing fluctuations in the value of the Chinese Renminbi currency;

•	modifications to fiscal, banking or monetary policies to reduce the rate of future growth in China; and

•	imposition of additional restrictions on currency conversion and remittances abroad.

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

The economy in China has been transitioning from a planned economy to a more market-oriented economy. Despite recent transitions to a market-oriented economy, a substantial portion of productive assets in China is still owned by the Chinese government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. It also exercises significant control over China’s economic growth through allocation of resources, controlling payment of foreign currency denominated obligations, setting monetary and banking policy and providing preferential treatment for particular industries or companies.

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

The Chinese government and provincial and local governments have provided, and continue to provide, various incentives to Chinese domestic companies in the semiconductor industry, which includes our Chinese subsidiary, in order to encourage development of the industry. Such incentives include tax rebates, reduced tax rates, tax holidays, favorable lending policies and other measures. Any of these incentives could be reduced or eliminated by governmental authorities at any time. Any such reduction or elimination of incentives which may be provided to us could adversely affect our business and operating results.

There can be no assurances that economic, political, legal, operational and financial risks in China will not adversely affect our business.

Our corporate structure may restrict our ability to receive dividends from, and transfer funds to, our Chinese operating subsidiary, which could restrict our ability to make payments on our 9.25% senior notes due 2011 or act in response to changing market conditions.

While we are a Cayman Islands holding company, we plan in the future to conduct a substantial portion of our assembly and test operations through our Chinese subsidiary. The ability of this subsidiary to pay dividends and other payments to us may be restricted by factors that include changes in applicable foreign exchange and other laws and regulations. In particular, under China law, a Chinese subsidiary may pay dividends only after at least 10% of its net profit has been set aside as reserve funds, unless such reserves have reached at least 50% of its registered capital. The profit available for distribution from our Chinese subsidiary is determined in accordance with generally accepted accounting principles in China. This calculation may differ from one performed in accordance with U.S. GAAP. Our Chinese subsidiary was founded in late December 2004 in connection with Phase II of the transition of our manufacturing operations from Hong Kong to Dongguan, China and has commenced operations. Moreover, its registered capital is approximately $33 million, of which approximately $10.6 million has been contributed as of April 30, 2006, and may be subject to change. The ability of this subsidiary to pay dividends will depend ultimately on the profitability of its business. As a result, we may not have sufficient distributions from our Chinese subsidiary to enable necessary profit distributions to us or any distributions to our shareholders in the future.

Payments by our Chinese subsidiary to us other than as dividends, such as payments of loan principal and interest, may be subject to governmental approval and taxation. Any transfer of funds from ASAT Holdings to our Chinese subsidiary, either as a shareholder loan or as an increase in registered capital, is subject to registration or approval of Chinese governmental authorities, including the relevant administration of foreign exchange or other relevant examining and approval authorities. Further, the indenture governing our 9.25% senior notes due 2011 limits the value of assets that may be held at our Chinese subsidiary (together with other non-guarantor subsidiaries) without our Chinese subsidiary becoming a guarantor of the senior notes, which guaranty would be subject to approval by Chinese governmental authorities. In addition, it is not permitted under China law for our Chinese subsidiary to directly lend money to our Hong Kong or other subsidiaries. Therefore, it is difficult to change our capital expenditure plans once the relevant funds have been remitted to our Chinese subsidiary. These limitations on the free flow of funds between us and our Chinese subsidiary could restrict our ability to act in response to changing market conditions and reallocate funds from our Chinese subsidiary to our other subsidiaries in a timely manner, or at all.

With most of our operations conducted in our facilities in China, we are vulnerable to natural disasters, and other disruptive regional events, which could cause us to lose revenue and perhaps lose customers.

We conduct our assembly and test operations in our facilities in Dongguan, China. Significant damage or other impediments to any of these facilities, whether as a result of fire, weather, disease, civil strife, industrial strikes, breakdowns of equipment, difficulties or delays in obtaining imported spare parts and equipment, natural disasters, terrorist incidents, industrial accidents or other causes, could temporarily disrupt or even shut down our operations, which would have an adverse effect on our financial condition and operating results.

With respect to our facilities in Dongguan, China, Changshi has procured insurance covering the buildings and public liability insurance and we have procured insurance covering the contents of the buildings, public liability insurance and business interruption insurance. We cannot assure you that our insurance or the insurance procured by Changshi would be adequate to cover any direct or indirect loss or liability resulting from any of the events described above.

Our facilities in Dongguan, China are now fully operational and any disruptions in available power supplies in Dongguan, China could disrupt our operations, reduce our sales and increase our expenses.

As of the date hereof, we have transferred all of our assembly and test capacity to Dongguan, China. Our assembly and test operations in China are dependent on a reliable source of electrical power. For economic and continuous manufacturing operations, we are dependent on electrical power supplied by state run power generating facilities. Although we have installed back-up generators in our new China facilities and have dedicated power lines and substations, we will remain dependent on state supplied electrical power. China is now experiencing an electrical power shortfall that is expected to increase in the near term as the imbalance between capacity and demand grows. The projected power shortfall is expected to be most acute in southern China, including Dongguan where our factory is located. In Dongguan, China demand for power exceeded supply during most of calendar years 2004, 2005 and 2006. Should our Dongguan, China facilities be subject to rolling blackouts or should the power shortage result in brownouts of increased severity, our operations may suffer temporary shutdowns or be otherwise inconvenienced. We believe that the potential for blackouts and brownouts that could affect our operations at the Dongguan, China facilities will be highest during warm weather conditions.

We currently have dedicated power supply lines to support our Phase I and Phase II facilities. The Phase I power supply line should not be subject to any rolling blackouts. In addition, we currently have back-up generators that support a portion of production at our Dongguan, China facilities. However, the dedicated power line may not provide us with adequate power during prolonged blackouts. Phase II of our move to China included the installation of a separate dedicated power supply line from an alternative power source, which we expect to provide independent and continuous back-up power. Nevertheless, these dedicated power lines may not provide us with adequate power during prolonged blackouts. Any interruption in our ability to continue our operations at the Dongguan, China facilities could damage our reputation, harm our ability to retain existing customers and to obtain new customers, and could result in lost revenue and increased expenses, any of which would substantially harm our business and results of operations.

In addition to the above, if retail electricity prices rise dramatically in Dongguan, China, we would expect our expenses to increase and our operating results to be adversely affected.

We may not be able to continue to reduce our cost structure. Even if we do, it may not reduce our operating expenses by as much as we anticipate.

Beginning in 2001, in response to a severe downturn in the semiconductor sector, we began to reduce costs. Since the end of the January 2002 quarter, we have been implementing our corporate restructuring program in order to reduce our overall cost structure and achieve profitability. We implemented cost saving measures, including reductions in material, labor, overhead and administrative costs. We continue to reduce our cost structure and have installed SAP’s enterprise resource planning solution and Camstar’s manufacturing tracking and execution system to enable us to implement improved business processes, which steps have involved implementation and integration problems that we are currently seeking to address. We have also completed the move of our assembly and test facilities from Hong Kong to lower-cost facilities in Dongguan, China. We cannot assure you that these cost saving measures will lead to profitability or that any expected net savings will occur. During fiscal year 2007, we anticipate that there will be some additional expenses associated with ramping up production in our Phase II facility. In addition, with respect to our new information systems, including our implementation of the SAP system, there can be no assurances that we will not encounter delays, errors or cost-overruns and other adverse consequences in implementing such systems. As we upgrade our information systems, we have had and may continue to encounter difficulties in integrating such technology into our business and we may find that such new systems may not be appropriate for our business. If our new information systems prove to be inadequate or their implementation severely delayed, our business, financial condition and results of operations may be harmed.

We rely on the development and perfection of ownership interests in a substantial amount of intellectual property in our business. If we are unable to protect this intellectual property, we may lose advantages in innovation over our competitors.

We have patents, confidentiality agreements, and other arrangements intended to protect certain of our proprietary manufacturing processes and product technologies. As of April 30, 2006, we had approximately 47 issued U.S. patents. In addition, in May 2005, we entered into a multi-year cross-licensing agreement with LSI Logic Corporation (“LSI”) under which LSI will provide us with a license to use its Flip Chip Semiconductor package assembly technology. During the April 2005 quarter, we entered into a multi-year cross licensing agreement with Amkor under which we will provide Amkor with a license for our TAPP™ semiconductor package technology and Amkor will provide us with a license for its Flip Chip semiconductor package technology. During the October 2003 quarter, we also entered into a “quad flat pack no lead” chipscale package, or QFN, patent cross-license agreement with Amkor. These protections and any future measures we take might not adequately cover or protect our intellectual property. In particular, our competitors may be able to develop similar or superior products or manufacturing technologies, and many of these competitors invest greater amounts of capital towards such development efforts than we do. As a result, our patent portfolio may not have the breadth or depth of that of some of our competitors. Also, we cannot assure you that the Asian countries in which we manufacture and market our products will protect our intellectual property rights to the same extent as does the United States. In particular, the intellectual property laws of China, where we have moved our assembly and test facilities, do not protect our intellectual property rights to the same extent as does the United States. This could leave us vulnerable to willful patent infringement or to the theft of trade secret information. In addition, even if we have valid protections in place, we may not have sufficient financial and legal resources to protect or enforce our rights. Furthermore, because many of our products and technologies are not covered by any patents or pending patent applications, they are susceptible to independent duplication and/or reverse engineering by competitors.

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

We may seek licenses from such parties, but they could either refuse to grant us a license or demand commercially unreasonable terms. We might not have sufficient resources both to pay for licenses and to remain competitive. Such infringement claims could also cause us to incur substantial liabilities and to have to suspend or permanently cease the use of critical technologies or processes for the production and/or sale of major products. For instance, we settled a patent litigation case with Motorola, Inc., or Motorola, and Freescale Semiconductor, Inc., or Freescale, in connection with their claim of a breach under a patent cross-license agreement in July 2005.

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

We have in the past and may in the future become involved in various intellectual property, product liability, commercial, environmental, and tax litigations and claims, government investigations and other legal proceedings that arise from time to time in the ordinary course of our business. Litigation is inherently unpredictable, and we could in the future have a judgment rendered against us or enter into settlement of claims that could have a material adverse effect on our results of operations. In addition, if we receive a final unsatisfied judgment in any litigation not covered by insurance in excess of $10 million that is not cured within 60 days following such judgment, there will be an event of default under the indenture governing our 9.25% senior notes due 2011 and our purchase money loan agreement. Upon an event of default, either the trustee or the holders of at least 25% of the outstanding principal amount of the notes may declare the amounts payable on the notes due and payable. In the event that our obligations on the notes are accelerated at a time when we do not have sufficient funds to repay amount due on the notes, there will be a payment default on the notes and our financial results will be materially adversely affected. Similarly, if our obligations under the purchase money loan agreement are accelerated when we do not have sufficient funds to repay the amounts due, a cross-default could arise under the indenture and our business financial results and operations would be materially adversely affected.

The loss of key senior management and engineers could negatively impact our business prospects. In addition, our inability to attract and retain key personnel at all levels would limit our ability to develop new and enhanced assembly and test services.

We depend on our ability to attract and retain senior management, highly skilled technical, managerial, sales and marketing personnel. Competition for senior management, highly skilled technical, managerial, sales and marketing personnel is intense, particularly in Hong Kong and Southern China, and the retention of skilled engineering personnel in our industry typically requires competitive compensation packages. In attracting and retaining such personnel, we may be required to incur significantly increased compensation costs. We cannot predict whether we will be successful in attracting and retaining the personnel we need to successfully develop and market new and enhanced assembly and test services in order to grow our business and achieve profitability.

In June 2006, our former Chief Financial Officer resigned and on September 1, 2006 our former Chief Executive Officer resigned, both for personal reasons. Our current Acting Chief Executive Officer and Acting Chief Financial Officer assumed their positions for the interim period during which we are actively searching for a permanent Chief Executive Officer and a permanent Chief Financial Officer. Our current Acting Chief Executive Officer and Acting Chief Financial Officer are both members of our board of directors and are each affiliated with two of our principal shareholder groups, respectively. For further information, see Item 7 — “Major Shareholders and Related Party Transactions – Related Party Transactions”. We cannot assure you that we will be successful in attracting and retaining a permanent Chief Executive Officer or a permanent Chief Financial Officer in the near future or that our current Acting Chief Executive Officer and Acting Chief Financial Officer will continue to serve ASAT until permanent hires are made.

The loss of key suppliers or their failure to deliver sufficient quantities of materials on a timely basis could negatively impact our business prospects. Our inability to qualify second sources for certain suppliers could limit our production capabilities.

The principal materials used in our assembly process are polymer substrates, leadframes, gold wire and plastic molding compounds. In the ordinary course of business, we purchase most of our leadframes from QPL and its affiliates, our largest affiliated shareholder group, and our substrates from several suppliers in Taiwan, Japan and Korea. To maintain competitive packaging operations, we must obtain from these suppliers, in a timely manner, sufficient quantities of acceptable quality materials and equipment at competitive prices. We purchase all of our materials on a purchase order basis and have no long-term contracts with any suppliers, other than the inventory management and supply agreement we entered into with QPL Limited, or QPLL, and Talent Focus Industries Limited, or Talent Focus, on October 27, 2005. From time to time, particularly during industry upturns, vendors have extended lead times or limited the supply of required materials to us because of vendor capacity constraints and, consequently, we have experienced difficulty in obtaining acceptable materials on a timely basis. In addition, particularly during industry upturns, prices that we pay for materials may increase due to increased industry demand. This increase could negatively impact our operating results especially if we are unable to pass this cost on to our customers. In addition, increasing commodity prices have negatively impacted our supply purchases because our vendors have passed on the price increases to us. Further, if any of our vendors were to cease operations for any reason, we may experience difficulty in obtaining acceptable materials from alternative vendors on a timely, cost effective basis. For example, in the April 2004 quarter, an upstream vendor to one of our key suppliers announced the discontinuance of the production of metalized tape of a certain composition. This discontinuance forced our suppliers to send “end of life” notices to almost a dozen of its customers, several of whom were highly dependent on products assembled with the discontinued material. In addition, some supplies, such as pad-frame supplies to support our TAPP™ product line, have only limited suppliers available in the market.

Environmental, health and safety laws could impose material liability on us and our financial condition may be negatively affected if we are required to incur significant costs of compliance.

Our operations in China are required to comply with various Chinese environmental laws and regulations administered by the central and local government environmental protection bureaus, including any environmental rules introduced by the local Chinese governments in Dongguan, China. These laws impose controls on our air and water discharges, on the storage, handling, discharge and disposal of chemicals, and on employee exposure to hazardous substances and impose fees for the discharge of waste substances above prescribed levels, require the payment of fines for serious violations and provide that the Chinese national and local governments may at their own discretion close or suspend any facility which fails to comply with orders requiring it to cease or cure operations causing environmental damage. If these laws were to change, they could require us to incur costs to maintain compliance and could impose liability to remedy the effects of hazardous substance contamination. Stricter enforcement of existing laws, the adoption of new laws or regulations or our failure to comply with these laws or regulations could cause us to incur material liabilities and require us to incur additional expense, curtail our operations and restrict our ability to grow.

We do not anticipate making material environmental capital expenditures in connection with our current operations in our Dongguan, China facilities. However, we cannot predict whether future environmental, health and safety laws in China will require additional capital expenditures or impose other process requirements upon us, curtail our operations, or restrict our ability to expand our operations. We could be subject to material liabilities if the governments in China adopt new environmental, health and safety laws, we fail to comply with new or existing laws, or other issues relating to hazardous substances arise.

The implementation of new environmental regulatory legal requirements, such as lead free initiatives, could, and do, impact our product designs and manufacturing processes. The impact of such regulations on our product designs and manufacturing processes could, and do, affect the timing of compliant product introductions, the cost of our products as well as their commercial success. For example, a directive in the European Union banned the use of lead and other heavy metals in electrical and electronics equipment beginning July 1, 2006. As a result, our customers selling products in Europe began demanding products from component manufacturers, such as us, that do not contain these banned substances. Because most of our existing assembly processes utilize a tin-lead alloy as a soldering material in the manufacturing process, we changed some of our assembly processes and materials for specified products and we redesigned some of our assembly processes and products to use soldering that does not contain lead in response to this legislation. The redesign has required increased research and development costs and manufacturing and quality control costs. In addition, the products we assemble to comply with the new regulatory standards may not meet the same reliability levels as our products assembled with non-compliant materials and processes. If we are unable to successfully and timely redesign existing products and introduce new products that meet the standards set by environmental regulation and our customers, sales of our products could decline, which could materially adversely affect our business, financial condition and results of operations.

Some of our costs are denominated in foreign currencies and the continued depreciation of the U.S. dollar against such foreign currencies, including the Chinese Renminbi, could increase these costs.

While substantially all of our revenues are U.S. dollar denominated, a portion of our costs are denominated in other currencies, primarily Hong Kong dollars, Chinese Renminbi and, to a lesser extent, Japanese yen. The Hong Kong dollar historically has accounted for the largest share of our costs, but we will now increasingly be exposed to the Chinese Renminbi. Because the exchange rate of the Hong Kong dollar to the U.S. dollar has remained close to the current linked rate of HK$7.80 = $1.00 since 1983, we have not experienced significant foreign exchange gains or losses associated with that currency. However, the Hong Kong government could change the linked rate or abandon the link altogether. The Japanese yen has fluctuated significantly against the U.S. dollar in recent years and may continue to fluctuate. The depreciation of the U.S. dollar against the Hong Kong dollar or Japanese yen would generally increase our Hong Kong dollar or Japanese yen expenses, which could have an adverse effect on our financial condition and results of operations.

Additionally, our exposure to fluctuations in the value of the Chinese Renminbi has significantly increased due to the completed move of our manufacturing facilities to Dongguan, China. From 1994 to July 2005, the conversion of Renminbi into foreign currencies, including Hong Kong and U.S. dollars, was based on rates set by the People’s Bank of China, which were set daily based on the previous day’s interbank foreign market exchange rate and current exchange rates on the world financial markets. As a result, the exchange rate of the Renminbi to the U.S. dollar was previously substantially pegged or fixed. On July 21, 2005 the government of China announced that the exchange rate of the Renminbi was being appreciated against the U.S. dollar and that the Renminbi would henceforth have a more flexible exchange rate within a narrow band that would float against a basket of foreign currencies. However, the Chinese government may decide to change or abandon this policy at its sole discretion at any time in the future. This appreciation of the Renminbi against the U.S. dollar and any further appreciation in the exchange rate of the Renminbi against the U.S. dollar will increase our costs relating to our planned Dongguan, China operations.

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

We may experience a decline in business activity during the Lunar New Year and China’s National Day, which are major holidays celebrated in China. Many businesses within China are closed for a period of approximately 10 days around the Lunar New Year, which occurs in January or February of each year, and China’s National Day, which begins on October 1 of each year. This could lead to decreased sales during the fiscal quarters in which the Lunar New Year and China’s National Day fall. We expect that as we conduct our business in China, we will experience seasonality, although it is difficult for us to evaluate the degree to which seasonality may affect our business in future periods. In addition, we typically experience a slight decline in business activity in the period from the middle of our first fiscal quarter through the beginning of our second fiscal quarter of each year (approximately June through August).

Our substantial indebtedness, related interest payments and required dividends could adversely affect our operations.

We have a significant amount of indebtedness that will increase further if we are able to borrow funds upon meeting the specified conditions set forth in the purchase money loan facility from one of our principal shareholder groups. Our related interest payments and semiannual dividend payments on our Series A Redeemable Convertible Preferred Shares, or Series A Preferred Shares, also impose significant financial burdens on us. On January 25, 2006, we borrowed the first $10.0 million tranche under the purchase money loan facility. As of April 30, 2006, we had total liabilities of $230.6 million. If new debt is added to our consolidated debt level, the related risks that we now face could intensify. Covenants in the agreements governing our existing debt, and debt we may incur in the future, may materially restrict our operations, including our ability to incur debt, pay dividends, make certain investments and payments, and encumber or dispose of assets. In addition, financial covenants contained in agreements relating to our existing and future debt could lead to a default in the event our results of operations do not meet our plans and we are unable to amend such financial covenants prior to default. A default under one debt instrument may also trigger cross-defaults under our other debt instruments. An event of default under any debt instrument, if not cured or waived, could have a material adverse effect on us, our financial condition and our capital structure.

Our substantial indebtedness has important consequences to our ability to operate our company. For example, it could, and does:

•	increase our vulnerability to general adverse economic and industry conditions;

•	limit our ability to fund future working capital, capital expenditures, research and development and other general corporate requirements;

•	require us to dedicate a substantial portion of our cash flow from operations to service interest and principal payments on our debt;

•	limit our flexibility to react to changes in our business and the industry in which we operate;

•	place us at a competitive disadvantage to any of our competitors that have less debt; and

•	limit, along with the financial and other restrictive covenants in our indebtedness, among other things, our ability to borrow additional funds.

We may not be able to finance future needs because of restrictions placed on us by the indenture governing our 9.25% senior notes due 2011 and the purchase money loan agreement.

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

The purchase money loan agreement entered into in connection with our shareholder financing contains various restrictive covenants, including those described above, and additional restrictions on our ability to incur indebtedness.

Our ability to comply with covenants contained in the indenture governing our 9.25% senior notes due 2011, our purchase money loan agreement and other agreements governing indebtedness to which we may become a party may be affected by events beyond our control, including prevailing economic, financial and industry conditions. We operate in an industry that requires large capital expenditures for productivity improvements, and the indenture, the purchase money loan agreement and agreements governing other debt we may incur, may limit our ability to finance these capital expenditures. Our failure to comply with these covenants could result in an event of default which, if not cured or waived, could result in an acceleration of our indebtedness and cross-defaults under the agreements governing other indebtedness to which we may become a party. Any such acceleration or cross-default could require us to repay or repurchase debt, together with accrued interest, prior to the date it otherwise is due, which could adversely affect our financial condition. Even if we are able to comply with all applicable covenants, the restrictions on our ability to operate our business in our sole discretion could harm our business by, among other things, limiting our ability to take advantage of financing, mergers, acquisitions and other corporate opportunities that we believe would be beneficial to us. Our ability to obtain needed future financing may require alternative financing arrangements with our customers to fund capital expenditures.

We have in the past been, and may in the future be, in default or otherwise out of compliance with the covenants and conditions in the agreements governing our debt.

As we continue to face commercial business challenges, we have occasionally been in default or otherwise been out of compliance with the covenants and conditions in the agreements governing our debt. Such defaults have been cured or otherwise remedied by obtaining amendments or waivers from our creditors. However, we cannot assure you that we will not have additional defaults in the future, or that we will be able to obtain any necessary amendments or waivers to cure additional defaults in a timely manner or at all. The occurrence of a default or the failure to obtain any necessary amendment or waiver could have a material adverse effect on our business, financial condition and results of operations. In addition, these difficulties could disrupt our ongoing business, distract our management and employees, increase our expenses and cause us to seek to undertake a restructuring of our obligations with our creditors, and we cannot give assurances that we would be able to accomplish a restructuring on commercially reasonable terms, if at all.

We issued Series A Preferred Shares and warrants in connection with the preferred shares financing arrangement and warrants in connection with the purchase money loan facility with our two principal shareholder groups, which have a significant dilutive effect upon our shareholders.

As described in “Item 5—Operating and Financial Review and Prospects—Capital Expenditures and Material Financing Arrangements”, in October 2005 we completed our preferred shares financing arrangement and satisfied the conditions for the effectiveness of our purchase money loan facility with our two principal shareholder groups. We issued warrants in connection with the preferred shares commitment to two of our principal shareholder groups and to a member of the JPMP shareholder group in connection with the purchase money loan facility, and subsequently issued additional warrants in connection with the borrowing of first tranche of funding under the purchase money loan facility to the lenders that funded the first tranche of loans. The holders can convert their Series A Preferred Shares into ordinary shares at any time prior to their maturity. The initial conversion price of the Series A Preferred Shares is $0.09 per ordinary share (equivalent to $0.45 per ADS), but will be reset on October 31, 2006 to 80% of the average trading price per share equivalent of our ordinary shares during the preceding three months if such amount is below the conversion price of $0.09 per ordinary share (equivalent to $0.45 per ADS), subject to a floor of $0.065 per ordinary share (equivalent to $0.325 per ADS) each subject to adjustment under anti-dilution provisions. The conversion price is also subject to weighted average based anti-dilution protection in the event of issuance of certain equity securities and shall be proportionally adjusted for share splits, dividends, recombinations and similar events. The warrants are exercisable at a price of $0.01 per ordinary share (equivalent to $0.05 per ADS), subject to adjustment for stock splits and certain other situations specified in the warrants.

Further, we have issued additional Series A Preferred Shares and warrants in connection with our rights offering. If holders convert the Series A Preferred Shares or exercise the warrants, we will issue ordinary shares and such issuances will be dilutive to our holders of ordinary shares and ADSs. On March 15, 2006, we paid the semiannual dividend due on our outstanding Series A Preferred Shares. We paid the dividend in our ordinary shares, issuing 11.15 of our ordinary shares per Series A Preferred Share and 3,345,054 ordinary shares in the aggregate to members of the investor group and Everwarm Limited, a wholly-owned subsidiary of QPL. On September 15, 2006, we paid the next semiannual dividend due on our outstanding Series A Preferred Shares. We paid the dividend in our ordinary shares, issuing 36.73 ordinary shares per Series A Preferred Share and 11,020,338 ordinary shares in the aggregate to members of the investor group and Everwarm Limited, and issuing 9.97 ordinary shares per Series A Preferred Share and 97,706 ordinary shares in the aggregate to holders of Series A Preferred Shares who subscribed to our rights offering, all in accordance with the terms of our Series A Preferred Shares. Future dividend payments on the Series A Preferred Shares in such shares or our ordinary shares will be dilutive to holders of ordinary shares or ADSs. In addition, if such shareholders sell substantial amounts of their ADSs in the public market during a short period of time, prices of these securities may decline significantly.

The market price of our American Depositary Shares, or ADSs, may be volatile and you may not be able to resell your ADSs at or above the price you paid, or at all. In addition, the liquidity of the ADSs may also be adversely affected by delisting.

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

Our ADSs are currently quoted on the Nasdaq Capital Market under the symbol “ASTT.” Our ADSs were transferred to the Nasdaq Capital Market from the Nasdaq National Market effective November 30, 2005. On May 25, 2005, we received a compliance notice from The Nasdaq Stock Market, Inc., or Nasdaq, stating that, for a period of 30 consecutive trading days, our ADSs had closed below the minimum bid price of $1.00 per ADS as required under the Nasdaq Marketplace Rule 4450(a)(5) for continued listing on the Nasdaq National Market. In accordance with Nasdaq’s Marketplace Rules, we had until November 21, 2005 to regain compliance with the Nasdaq National Market’s continued listing requirements and, as we failed to meet those requirements, we transferred the listing of our ADSs to the Nasdaq Capital Market.

On July 17, 2006, we received a compliance notice from Nasdaq stating that, for a period of 30 consecutive trading days, our ADSs had closed below the minimum bid price of $1.00 per share as required under Nasdaq Marketplace Rule 4320(e)(2)(E)(i) for continued listing on the Nasdaq Capital Market. In accordance with Nasdaq Marketplace Rule 4320(e)(2)(E)(ii), we have been provided with 180 calendar days, until January 16, 2007, to regain compliance with the Nasdaq Capital Market’s continued listing requirements or be subject to delisting. If compliance cannot be demonstrated by January 16, 2007, Nasdaq will determine whether we meet the initial listing criteria for the Nasdaq Capital Market, other than the bid price requirement. If we meet the initial listing criteria, we may be granted an additional 180 calendar days to regain compliance with the bid price requirement. If we are not eligible for this additional compliance period, Nasdaq will provide written notification that our ADSs will be delisted. The price of our ADSs could be further negatively impacted by the conversion of Series A Preferred Shares, the exercise of warrants and the payment of future dividends on our Series A Preferred Shares. We cannot assure you that we will be able to meet the listing requirements for the Nasdaq Capital Market.

The liquidity and price of our ADSs would be negatively impacted by delisting. For example, the demand for our ADSs may be curtailed by certain investment entities that have self-imposed restrictions and/or investment limitations regarding the trading in and holding of securities that are not listed. Any of these entities that hold our ADSs prior to delisting would likely seek to sell their ADSs, which would tend to depress the price of our ADSs. In addition, the quotation of our ADSs on the Nasdaq National Market preempted the operation of the laws of the various U.S. states relating to the qualification of securities. Securities listed on the Nasdaq Capital Market or that have been delisted do not preempt the operation of these laws and the liquidity of the ADSs may be negatively impacted. If we are unable to meet the listing requirements to remain on the Nasdaq Capital Market, our ADSs may not be traded on any market and the price and liquidity of your ADSs may decline.

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

Capital expenditures decreased to $23.5 million for the year ended April 30, 2006 from $40.7 million and $28.5 million for the years ended April 30, 2005 and 2004, respectively. These expenditures for fiscal year 2006 were incurred primarily to support the requirements for our business. They were also made on the development of the new operating systems as well as facilitization of our new manufacturing facility located in Dongguan, China. Our capital expenditures are incurred in the ordinary course of our business and operations and are generally funded out of our cash flow from operations and with the proceeds of financing activities. Further information with respect to capital expenditures and funding sources is set forth in Item 5— “Operating and Financial Review and Prospects—Liquidity and Capital Resources”.

Recapitalization

On October 29, 1999, three groups of private equity funds separately managed by or affiliated with JPMP Master Fund Manager, L.P. (formerly Chase Capital Partners), Olympus Capital Holdings Asia and Orchid Asia Holdings LLC purchased a 50% equity interest in ASAT Holdings from QPL. Following the completion of our public offering of ADSs on July 14, 2000, this investor group held an approximately 42% equity interest in ASAT Holdings.

BUSINESS OVERVIEW

We are a global provider of semiconductor package design, assembly and test services. We are a leading developer of advanced packages and have achieved significant growth in chipscale packages, including the Fine Pitch Ball Grid Array, or fpBGA, and LPCC package families. We are an acknowledged early developer of the “quad flat pack no-lead”, or QFN package, and the inventor of TAPP™, as evidenced by our U.S. patents covering these technologies. We also provide semiconductor test services, particularly for mixed-signal semiconductors which perform both analog and digital functions.

We work closely with customers to design and provide advanced assembly and test solutions for each new product generation. We provide assembly and test services from our Dongguan, China facilities. We also provide package design services and thermal and electrical modeling from both our Milpitas, California and Dongguan, China facilities. Our sales offices and representatives are strategically located in the United States, Germany, Hong Kong, Singapore and South Korea, allowing us to work directly with customers at their facilities to provide effective package design and customer service. Through this network we are able to provide highly focused design and production services and rapid time-to-market design and production solutions. During the year ended April 30, 2006, we shipped products to over 100 customers and many of our top customers are among the world’s largest semiconductor companies. Our top three customers (in alphabetical order) by net sales for the year ended April 30, 2006 were Analog Devices, Inc., Broadcom Corporation and Infineon.

Over the past decade, we believe integrated semiconductor companies have increasingly outsourced the assembly and test of semiconductors to third parties, such as ASAT, in order to focus their capital on their core businesses and lower the costs of assembly and test.

The semiconductor industry has been highly cyclical and beginning in the fourth quarter of calendar year 2000 experienced a sudden and severe downturn. After a prolonged downturn, we believe the semiconductor industry began a modest recovery in the second quarter of calendar year 2002 which accelerated in calendar year 2003 and continued through the first quarter of calendar 2004. However, in the July 2004 quarter, the semiconductor industry experienced another downturn, and our net sales on a quarterly basis decreased from that time through the July 2005 quarter. This decline in our net sales can be attributed to a variety of factors, including: excess capacity in the assembly and test industry and related price pressure, a significant shift in our product mix, and an inventory correction within the semiconductor industry. Since the July 2005 quarter, the semiconductor industry has experienced a gradual recovery through the present, but we have failed to capture all the benefits of such recovery that we might otherwise obtain due to disruptions in our operations during our move to Dongguan, China, which was completed in our July 2006 quarter. Based on customer forecasts and current market trends, we believe that there may be gradually increasing demand for our assembly and test services. We will continue to monitor our expenditures, particularly our capital equipment expenditures in light of current and anticipated industry-wide conditions.

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

We have historically conducted all of our assembly and test operations in Hong Kong. As a part of our overall strategy to remain competitive, in 2002 we made a strategic decision to move all of our Hong Kong manufacturing operations to China in order to significantly reduce our costs and to provide better access to the high-growth semiconductor market in China. We conducted this move in two phases. To launch Phase I of this transition to China, in August 2002, we entered into a 15-year lease agreement and a 6-year management agreement with Changshi, our development partner in Zhenan Technology and Industrial Park, Changan County, Dongguan City in Guangdong, China. In August 2003, construction and finish of the interior and fixtures of our modern Phase I 180,000 square foot facility was completed by Changshi to our specifications. We achieved volume production in our Phase I facility during the last quarter of fiscal year 2005. Unit volume production in our Phase I facility also continued to increase during the year ended April 30, 2006. In May 2004, we entered into another lease agreement with Changshi to build a 300,000 square foot Phase II facility immediately adjacent to our Phase I facility. The Phase II facility lease also includes the participation of the Changshi subsidiary, Dongguan Changan ASAT Semiconductor Assembly and Test Factory, that holds the subject land use rights. Under the terms of the lease agreement, we lease the completed Phase II facility from Changshi for a period of 15 years. Construction of the Phase II facility and finish of the interior and fixtures of the Phase II facility is now complete. The Phase II facility houses the balance of our former Hong Kong manufacturing operations, plus provides space for future expansion of our assembly and test operations. We achieved volume production in our Phase II facility in January 2006. As of the date of this Annual Report, we have transferred all of our existing installed assembly and test capacity to China.

Business Strategy

Our overall strategy is to grow market share, focus on margins, lower costs and achieve profitability on a sustained basis. The principal elements of this strategy include:

•	Continue to Introduce Advanced Package Families to Serve Our Customers. We intend to maintain a leadership position in the introduction of high growth advanced packaging technologies to meet our customers’ increasing needs for packages with smaller package dimensions, lower cost, and increased reliability and electrical function. We work closely with customers early in their product development cycle to understand their new semiconductor designs and packaging needs to design advanced packaging solutions for each new product generation. Our relationships with our customers enable us to proactively anticipate their needs and to quickly bring the resulting package technologies to market. Through joint development programs with our customers, as well as through our own internal development efforts, we continue to make advances in package development that satisfy our customers’ needs. We remain focused on providing comprehensive and timely solutions to all of our customers’ assembly and test requirements. We believe that our TAPP™ product, which was adopted as a JEDEC standard for the next generation QFN package, best exemplifies this leadership. JEDEC Solid State Technology Association (once known as the Joint Electron Device Engineering Council) is the semiconductor engineering standardization body of the Electronics Industries Alliance, a trade association that represents the electronics industry.

•	Diversify Customer Base and End Markets. We seek to continue to diversify our customer base and end markets. For the year ended April 30, 2006, we generated approximately 52%, 9%, 26% and 13% of our revenues from the communications, consumer, automotive/industrial and personal computer/computing market sectors of the semiconductor industry, respectively. For the year ended April 30, 2005, we generated approximately 54%, 15%, 23% and 8% of our revenues from the communications, consumer, automotive/industrial and personal computer/computing market sectors of the semiconductor industry, respectively. We are focused on expanding our business by generating more revenues from industries outside the communications sector, which historically generated approximately 75% to 80% of our revenues prior to 2000 and approximately 55% to 65% of our revenues in more recent years. We plan on accomplishing this diversification by seeking new customers in the automotive/industrial, consumer and personal computing/computers sectors, particularly those with advanced packaging needs across multiple market sectors, and by leveraging existing customer relationships to sell to a broader array of market sectors. In addition, we believe that there is a discernible long-term trend towards semiconductor companies outsourcing their assembly and test services. We plan to continue to capitalize on this trend in implementing our diversification strategy.

•	Maintain Core and Value Added Services. We are a service business and offer an array of basic and value-added services. Our core competencies as a service business are semiconductor package design, assembly and test. We provide assembly services for leaded, leadless and substrate based semiconductor packages. As part of our manufacturing service portfolio, we perform semiconductor component test, while maintaining a position in radio frequency, or RF, and mixed signal test. Manufacturing customer products to a clearly defined set of performance metrics is fundamental to the service we provide and we plan to continue to meet these goals. These metrics include but are not limited to yield, cycle time, on time delivery and cost. To complement our manufacturing services we also provide and plan to continue to expand design, logistic and package development services. Each of these services is managed in a way that allows us to deliver these services to our customers at a lower cost and lower risk than if they performed the services internally. In addition, we have a globally dispersed sales and customer service organization. Our customer service personnel are our direct link to the production control and purchasing organizations of our customers. These relationships are critical to our maintaining manufacturing volumes in our factory.

•	Continue to Reduce Our Cost Structure. We believe our move to China has begun to, and should continue to, result in significantly reduced costs, primarily from lower manufacturing and labor costs. Furthermore, we continue to improve our technology in order to lower processing and materials costs and monitor our capital expenditures. We believe our information technology initiatives should enable us to automate processes, further reduce costs and react more effectively to market changes.

Semiconductor Packages

We offer assembly services for a broad range of semiconductor packaging including chipscale (small) and non-chipscale (large) packages. Most of the revenue derived from test services comes from test services performed in connection with assembly services. The following table sets forth the breakdown of net sales by product category and as a percentage of total net sales for the years indicated:

	Fiscal Year Ended April 30,
	2002	2003	2004	2005	2006
	(In thousands of dollars)
Net Sales:
Chipscale packages (CSP)	$11,976	$46,540	$86,567	$105,850	$115,028
Non-CSP laminate packages	33,170	31,281	35,887	21,651	17,119
Non-CSP leadframe packages	52,465	57,747	69,468	47,055	36,966

Subtotal	97,611	135,568	191,922	174,556	169,113
Test	4,797	14,522	22,752	19,855	13,002

Total	$102,408	$150,090	$214,674	$194,411	$182,115

	Fiscal Year Ended April 30,
	2002	2003	2004	2005	2006
Net Sales:
Chipscale packages (CSP)	12%	31%	40%	54%	63%
Non-CSP laminate packages	32	21	17	11	10
Non-CSP leadframe packages	51	38	32	24	20

Subtotal	95	90	89	89	93
Test	5	10	11	11	7

Total	100%	100%	100%	100%	100%

Semiconductors devices are an integral component in a wide variety of everyday products, including telecommunications systems, personal computers, consumer electronics, office equipment and automotive products. Semiconductor packages are critical to the chip’s performance and functionality and facilitate the integration of the semiconductor device into the end-product. We offer a wide range of semiconductor packages for a broad spectrum of electronic products. Our products and services can be grouped into four categories: chipscale packages (CSP), non-CSP laminate packages, non-CSP leadframe packages and test services. In the chipscale package category, we have been recognized for our leadership position in advanced technology, most notably for our LPCC and TAPP™ product families.

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

Chipscale Packages (CSP)

Chipscale packages include both leadframe and laminate based packages and are typically used in high-end packaging of semiconductors for applications that require small device footprints and high electrical and thermal performance characteristics. Our chipscale packages have advanced thermal and electrical characteristics. These advanced characteristics are necessary to maximize the performance of high frequency semiconductor chips used in sophisticated end-products. The chipscale packages are slightly larger than a semiconductor chip, which allow reduced package inductance and enhanced electrical performance. Chipscale packages are designed for semiconductors that require dense ball arrays in very small package sizes, such as wireless telephones, personal digital assistants, video cameras, digital cameras and pagers. We currently offer fpBGA, LPCC and TAPP™ chipscale packages.

fpBGA. Fine Pitch BGA, or fpBGA, is one of the most widely used semiconductor packages in the industry and is found in a wide range of device applications such as memory, application specific integrated circuits, or ASICs, logic, analog, RF devices and small programmable logic devices or PLDs. The end user applications for this package type are primarily cell phones and pagers, notebook computers, personal digital assistants, or PDAs, or other wireless/portable personal computing systems. fpBGA packages offer a cost-effective packaging option for integrated circuit devices for a wide range of I/O counts while meeting the market’s increasing requirements for small, light and thin package configurations.

LPCC. The Leadless Plastic Chip Carrier, or LPCC, is our patented version of the industry standard “quad flat pack, no lead device” known widely as the QFN plastic package. The QFN is a new class of advanced packaging that was largely developed internally by ASAT in calendar 1998. Our LPCCs are designed for use in mobile communications, particularly cell phones, analog to digital and digital to analog circuits, and the power management circuits widely used in consumer electronics. These packages are based on a new technology which relies on conventional leadframes as the base material. Unlike traditional metal leadframe packages, however, the leads in LPCC packages do not protrude from the package but are flat with the package surface. Additionally, LPCCs are chipscale packages with high density leads with an improved thermal and electrical performance that is similar to fpBGAs, a combination that enhances board level performance. LPCCs can be manufactured using conventional tooling and therefore do not require large scale capital expenditures for manufacture.

TAPP™. Our Thin Array Plastic Packaging, or TAPP™, is another of our proprietary product technology packages which provides metallic contacts to the circuit board allowing high density circuitry in a small footprint package. We believe TAPP™ is the next generation of leadframe based chipscale packaging technology which will allow semiconductors to operate at higher frequencies with greater thermal performance in smaller and thinner packages at a relatively lower cost compared to industry standard QFN packaging technologies.

Non-CSP Laminate Packages

Non-CSP laminate packages are characterized by a semiconductor chip mounted on an organic substrate, typically a printed circuit board substrate. After the electrical bonding pads on the semiconductor chip have been wire bonded to the corresponding electrical leads on or within the substrate, the upper surface of the substrate, including the semiconductor chip, is encapsulated with a polymer resin-based material. Non-CSP laminate package technology is used in high performance applications, including hand held consumer products, enterprise networks, wireless products, high speed telecommunications switching stations and routers, computer printer and servers, internet applications, desktop and notebook personal computers and global positioning systems.

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

TBGA. Our patented Tape BGA, or TBGA, packages offer superior thermal management and enhanced electrical performance using a flexible circuit substrate bonded to a copper plate. The TBGA also allows for a higher routing density than our conventional PBGA packages. These packages are designed for use in complex semiconductor products such as high speed test systems, wireless communications systems and networking systems.

Flip Chip Packages. Like conventional PBGA products, flip chip packages use solder balls to connect to the printed circuit board. Within the flip chip package, however, the chip is connected to these balls by the use of an array of solder bumps on the active surface of the chip as opposed to the traditional method used in PBGA of wire bonding the chip to the interconnects to the solder balls. To attach the chip to the electrical interconnects imbedded in the laminate substrate, the chip is flipped over so that the active surface and the solder bumps align directly with the corresponding electrical bonding pads on the substrate. This method of attachment further improves thermal and electrical performance of the chip and enables a higher density of interconnections which facilitates smaller packages. Flip chip technology can be used in a wide array of applications ranging from consumer products to highly sophisticated ASICs, digital signal processors and memory packages. Flip chip technology is considered by many in the semiconductor industry to be the next generation of BGA packaging technology. We introduced our flip chip packages to our customers during fiscal year 2002.

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

Non-CSP leadframe packages are used in almost every electronics application, including automobiles, household appliances, desktop and notebook computers and telecommunications products. We offer several types of non-CSP leadframe packages to satisfy the variations in our customers’ end-products such as our Quad Flat Package, or QFP. We also provide additional non-CSP leadframe packages, such as EDQUAD, which enable advanced thermal characteristics. These advanced characteristics are necessary to maximize the performance of high-power semiconductor chips used in sophisticated end-products.

EDQUAD. Our patented Enhanced Dissipation QUAD, or EDQUAD, technology for non-CSP leaded products offers what we believe to be the superior thermal performance in conventional leaded plastic packages. This group of packages is designed specifically for high performance applications where large semiconductor die with a low to medium high number of inputs and outputs are required to be packaged in standard plastic leaded packages.

Test Services

We provide a wide array of test services for digital logic, analog and mixed signal products and have recently expanded our RF test capabilities. Test is the final stage in the semiconductor production process and involves using sophisticated test equipment and test programs to electronically test different operating specifications of the encapsulated semiconductor device. These test specifications included electrical functionality, and conformance to voltage, current and timing parameters. We are able to test semiconductor chips upon initial delivery from the foundry in the wafer form as well as after they are packaged. We have engineers and test personnel located globally who work closely with customers at their facilities to develop test programs and provide test services.

Digital Test. We test a variety of digital semiconductors, including high performance devices used in computers, consumer applications, and communication systems. Specific digital semiconductors tested include field-programmable-arrays (FPGA), microcontrollers, high-speed digital interface devices, digital ASICs, and custom digital designs.

Analog. We test a variety of analog devices applicable to the analog device sector, including power devices, amplifiers, and switches. The majority of these devices are used in consumer applications such as mobile phones, PDAs, and mobile computing devices.

Mixed-Signal Test. We test a variety of mixed-signal semiconductors, including those used in communication applications such as network routers and switches; broadband products such as internet and set-top boxes; mobile communication products such as cell phones and wireless networks; and other consumer electronic products. Mixed-signal testing involves testing a single device which has both analog and digital functions designed within its block structures.

RF Test. We specialize in testing RF semiconductors, including those found in cell phones, wireless applications such as Bluetooth, and wireless LAN products. We believe our cost-effective RF test technology, combined with our test engineering and production expertise, provides a competitive advantage for us.

Geographic Markets

We believe we operate in a single business segment comprising the assembly and test services of integrated circuits to customers in the semiconductor industry. Our net sales are generated from the following geographical locations representing the geographical areas from which sales invoices were issued for the years indicated:

	Fiscal Year Ended April 30,
	2004	2005	2006
	(In thousands of dollars)
Hong Kong	$205,840	$185,865	$177,207
United States	106,649	104,830	60,481
China (excluding HK)	24	9,774	74,278
Transfer between geographic areas	(97,839)	(106,058)	(129,851)

Total net sales	$214,674	$194,411	$182,115

Intercompany sales between geographic areas were recorded at cost plus a mark-up. Such transfers, including unrealized profits, are eliminated on consolidation.

Our customers are primarily United States, Asian and European multinational companies. We ship completed packages at the direction of our customers to various destinations. The following table provides a breakdown of the percentage of net sales by geographic destination:

	Fiscal Year Ended April 30,
	2004	2005	2006
United States	49.6%	54.2%	33.2%
Asia (a)	49.2%	43.9%	63.0%
Hong Kong	0.1%	0.4%	2.3%
Europe	1.1%	1.5%	1.5%

	100.0%	100.0%	100.0%

(a)	For the Company’s net sales by geographic destination, Asia mainly represents Singapore, Taiwan, Japan, Malaysia, China (excluding Hong Kong), Philippines and Korea.

The geographical distribution of the Company’s identifiable assets are summarized as follows:

	Fiscal Year Ended April 30,
	2004	2005	2006
	(In thousands of dollars)
Hong Kong	$200,476	$128,218	$93,564
China	11,673	42,927	78,094
Asia (b)	148	175	117
United States	14,617	7,342	9,635
Germany	105	84	51

	$227,019	$178,746	$181,461

(b)	For the Company’s identifiable assets, Asia represents Singapore and Korea.

Marketing, Sales, Distribution and Customer Support

We sell our assembly and test services to our customers and support them through a network of international offices. To better serve our customers, our offices are located near our largest customers or near a concentration of several of our customers. Our offices and representatives are located in California, Texas and Massachusetts in the United States, and in Hong Kong, Singapore, South Korea, and Germany. We plan to reorganize our sales, general and administrative presence in connection with the completion of the move of our manufacturing operations to Dongguan, China. We offer global drop shipment services, whereby we deliver assembled and tested semiconductors to destinations in any part of the world as instructed by our customers, including to their end-customers.

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

Our marketing efforts focus on creating a brand awareness and familiarity with ASAT and our advanced assembly and test services as well as technologies such as LPCC and TAPP™, which offer customer diversification opportunities for ASAT. We enhance our marketing efforts by holding technical seminars for packaging engineers, making technical presentations to our customers’ end customers, and publishing research articles in trade journals and periodicals.

We have purchased and have installed SAP’s enterprise resource planning software and Camstar’s manufacturing tracking and execution system software to support our customer service and cost containment efforts. The SAP software system is designed to provide resource planning in areas such as customer service, sales and distribution, purchasing and logistics, financial controls and human resources. The Camstar manufacturing system is designed to manage, monitor and synchronize manufacturing activities and integrate them with core business processes. We believe the coordination of operations between our Hong Kong, Dongguan, China and worldwide sales offices and our customers has been enhanced by the implementation of the SAP and Camstar manufacturing information systems, although we continue to experience implementation and integration challenges with the SAP and Camstar systems. While installation of the SAP and Camstar manufacturing information systems has been completed, we continue to expend resources to implement and integrate these systems into our operations.

Customers

We provide semiconductor assembly and test services to over 100 customers worldwide. We design, assemble and test semiconductor packages for end-applications in a variety of industries. During the year ended April 30, 2006 and year ended April 30, 2005, approximately 52% and 54%, respectively, of our total net sales were from assembling and testing of semiconductors used in communications application, approximately 13% and 8%, respectively, of our total net sales in each period were from semiconductors used in personal computers/computing applications, while the remainder of our total net sales were from semiconductors used in consumer and automotive/industrial applications. The table below sets forth information regarding a number of our customers that are important to our business in terms of sales volume, strategic relationships, advanced technology demand or potential growth:

Industry	Customers	Applications
Wireless Communication	Analog Devices, Inc., Atheros Communications, Inc., Broadcom Corporation, Murata Manufacturing Co. Ltd., Texas Instruments Incorporated	Bluetooth; Wi-Fi; wireless handsets; wireless LAN; RF

Wired Communication	Agilent Technologies, Inc., Altera Corporation, Analog Devices, Inc., Applied Micro Circuits Corporation, Broadcom Corporation, Philips Electronics N.V.	Internet applications; networking; signal processing; telecom; routers

Consumer	Actel Corporation, Anadigics, Inc., Analog Devices, Inc., Broadcom Corporation, Samsung Electronics Ltd., SigmaTel Inc., STMicroelectronics N.V.	CD and DVD players; camcorders; digital cameras; home audio and video entertainment; PDAs; Digital Audio Player; set-top boxes for direct satellite broadcast; video capture applications

Automotive/Industrial	Analog Devices, Inc., Agilent Technologies, Inc., Samsung Electronics Ltd., STMicroelectronics N.V.	Automotive applications; ATE tester; entertainment, global positioning systems; instrumentation; power management, power systems; telematics

Personal Computers/Computing	Anadigics, Inc., Agilent Technologies, Inc., Analog Devices, Inc., Vimicro Corp.	Desktop and mobile PCs; PC servers; web-camera; power management systems; printers; optical storage

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

We plan on diversifying our customer base by seeking new customers in the wireless and personal computers/computing industries, particularly those with advanced packaging needs across multiple market sectors, and by leveraging existing customer relationships to sell to a broader array of market sectors. In addition, we believe that there is a discernible long-term trend towards semiconductor companies outsourcing their assembly and test services. We plan to continue to capitalize on this trend in implementing our diversification strategy.

Operations

We believe that total quality management is a key element of our semiconductor assembly operations. As of the date of this report we have moved all of our assembly and test operations to our Dongguan, China facilities, our 480,000 square foot factory facilities in Dongguan, China are ISO 9001, ISO 14001 and TS 16949 certified. ISO 9001 and TS 16949 are worldwide manufacturing quality certification programs for product design and industrial quality that are administered by an independent standards organization.

As part of our corporate restructuring program, we moved all of our Hong Kong manufacturing operations to Dongguan, China in order to significantly reduce our costs and access the high-growth semiconductor market in China. In Phase I of this transition, in August 2002 we entered into a lease agreement pursuant to which Changshi constructed an 180,000 square foot factory facility and leased the facility to us beginning in September 2003 for a term of 15 years. We are obligated to pay monthly rental payments of HK$1.4 million (approximately $179 thousand at an assumed exchange rate of HK$7.80 per $1.00) for the first six years of the rental term, HK$350 thousand (approximately $45 thousand at an assumed exchange rate of HK$7.80 per $1.00) for the seventh to eleventh years and HK$385 thousand (approximately $49 thousand at an assumed exchange rate of HK$7.80 per $1.00) for the twelfth to fifteenth years. From October 30, 2004 and during the term of the lease, we have an option and a right of first refusal to purchase the facility and the related land-use right at prices fixed in a predetermined schedule or, subsequent to October 2009, at prices based on the then fair market value of the factory facilities and related land use right. Additionally, under a management services agreement, we were obligated to pay Changshi a monthly management service fee of HK$506 thousand (approximately $65 thousand at an assumed exchange rate of HK$7.80 per $1.00), which amount includes a land use rights fee, foreign exchange remittance fees and certain administrative and management charges, commencing September 2003. Over the six year term of this agreement, Changshi will support the operation of the facility by nominating employees for staffing of the facility, maintaining the facility and its systems in good repair and operating condition (at our cost) and assisting us with handling Chinese governmental and regulatory matters.

We have completed our internal qualification and customer qualification runs for the LPCC, TAPP™ and fpBGA product lines at this new facility and we achieved volume production at this facility during the last quarter of fiscal year 2005. Unit volume production in our Phase I facility also continued to increase during the year ended April 30, 2006.

In May 2004, we entered into another lease agreement with Changshi to build a 300,000 square foot Phase II facility immediately adjacent to our Phase I facility. The Phase II facility lease also included the participation of the Changshi subsidiary that holds the subject land use right, Dongguan Changan ASAT Semiconductor ASAT Assembly and Test Factory. Under the terms of the lease agreement, we lease the Phase II factory from Changshi for a period of 15 years starting from August 2005. We are obligated to pay monthly payments of HK$1.4 million (approximately $179 thousand at an assumed exchange rate of HK$7.80 per $1.00) for the first six years of rental term and HK$700 thousand (approximately $90 thousand at an assumed exchange rate of HK$7.80 per $1.00) per month for the seventh to fifteenth years of the lease term. From October 31, 2008 and during the term of the lease, we have an option and a right of first refusal to purchase the facility and the related land-use right of the land at prices fixed in a predetermined schedule starting during the period from October 2008 to July 2011, and thereafter at prices based on the then fair market value of the facility and related land-use right. Additionally, under a management services agreement with a six-year term, we are obligated to pay Changshi a monthly management service fee of approximately HK$639 thousand (approximately $82 thousand at an assumed exchange rate of HK$7.80 per $1.00), starting from August 2005 and Changshi will support the operation of the facility by nominating employees for staffing of the facility, maintaining the facility and its systems in good repair an operating condition (at our cost) and assisting us with handling Chinese governmental and regulatory matters.

On August 5, 2004, we entered into an agreement to engage a third party vendor, Wellmean, to complete the interior finish and fixtures of our Phase II facility. The acquisition of capital equipment and the installation service charges under the terms of this agreement have been valued at approximately $28.9 million, which amount has been split into a series of three payments totaling approximately $14.4 million followed by 24 monthly payments in the amount of $609 thousand per month. We made the first and second payments of approximately $2.9 million and $7.2 million, respectively, during the year ended April 30, 2005. During the year ended April 30, 2006, we made payments totaling approximately $7.8 million to Wellmean. In April 2006, Wellmean has agreed to defer the 3 monthly installments for March to May of 2006, totaling approximately $1.8 million, to June 2006. In June 2006, Wellmean further agreed to defer the 3 monthly installments for June to August of 2006, totaling approximately $1.8 million, to September 2006.

The Phase II factory houses the balance of our former Hong Kong manufacturing operations plus provides space for future expansion of our assembly and test operations. Our capital expenditures incurred in connection with the completion of the move of our manufacturing operations to Dongguan, China were generally funded out of our cash flow from operations and with the proceeds of financing activities, including the financing commitment under our purchase money loan facility. During fiscal 2005 and fiscal 2006, there were additional expenses associated with commencing production in our Phase I and Phase II facilities, and we anticipate there will be additional expenses incurred in connection with ramping up our Phase II facility. The China facility includes the assembly and testing of our leading edge package types, such as our LPCC, TAPP™ and fpBGA products. We expect to benefit from reduced manufacturing costs in China and from a highly motivated and cost efficient workforce. Because we ship the completed packages directly to the customers of our customers, we also expect to benefit from the close proximity between our new facilities in Dongguan, China and many of the customers of our customers, while remaining in close proximity to our headquarters, which will continue to be in Hong Kong. We believe that the facilities in Dongguan, China will serve as a gateway into the rapidly growing China market.

Materials and Suppliers

The principal materials used in our assembly process are polymer substrates, leadframes, gold wire and plastic molding compounds. We work closely with our primary materials suppliers to ensure that materials are available and delivered on time. In the ordinary course of business, we purchase most of our leadframes from QPL and our substrates from several suppliers in Taiwan, Japan and Korea. We purchase our wire bonders and test equipment from major international manufacturers. We purchase the bulk of our epoxy (a sophisticated thermal “glue” for binding the chip to the leadframe and/or substrate) from only a small number of sources. We continue to seek additional pad-frame suppliers to support our TAPP™ product line. To maintain competitive packaging operations, we must obtain from these suppliers, in a timely manner, sufficient quantities of acceptable quality materials and equipment at competitive prices. Increased commodity prices have negatively impacted our material supply purchases because our suppliers have passed on the price increases to us. We purchase all of our materials on a purchase order basis and have no long-term contracts with any suppliers, other than the supply agreement we entered into with QPLL and Talent Focus on October 27, 2005. See “Item 7—Major Shareholders and Related Party Transactions-Related Party Transactions”.

We periodically purchase equipment through several suppliers to meet our assembly and test requirements. We work closely with major suppliers to ensure that equipment is delivered on time and that the equipment meets our stringent performance specifications.

Competition

The semiconductor assembly and test industry is highly competitive, with currently more than 40 independent providers of semiconductor assembly services worldwide. We believe our principal competitors include Advanced Semiconductor Engineering, Inc., Amkor, Carsem (M) Sdn. Bhd., Siliconware Precision Industries Co., Ltd. and STATS ChipPAC Ltd. Many of our competitors have greater operating capacity and financial resources than we do and have proven research and development and marketing capabilities. Each of our primary competitors has significant assembly and test capacity, financial resources, research and development operations, marketing and other capabilities, and have been operating for some time. These companies have also established relationships with many large semiconductor companies which are our current or potential customers. Lengthy qualification periods and a familiarity between potential customers and their current assembly service providers may limit our ability to secure new customers.

We also compete indirectly with the in-house assembly and test service resources of many of our largest customers, the IDMs. These IDM customers may decide to shift some or all of the assembly and test services to internally sourced capacity. Additionally, we compete indirectly with other semiconductor assemblers, many of whom only focus on specific geographic regions or do not provide advanced packaging.

We believe the principal elements of competition in the overall independent semiconductor packaging market include technical competence, sophistication of design services, quality, time-to-market, array of assembly services, production yields, customer service and price. In the area of test services, we compete on the basis of quality, cycle time, pricing, location, available capacity, engineering capability, technical competence, customer service and flexibility. We believe that competition in the chipscale packaging and test industries centers primarily on service, technology, price and expertise.

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

Our customer growth strategy focuses on a number of approaches to deal with these difficulties in establishing new customer accounts. First, we attempt to provide advanced technology with our leading package families, including, among others, using TAPP™ technology, thereby making our services more attractive to potential customers. For example, to utilize the TAPP™ package family potential customers may be willing to work with us to design these new package types. Second, we approach new customer development by focusing on companies with attractive products and sophisticated packaging needs. Finally, with respect to specific product lines, we seek to be a low cost provider and we believe that with our manufacturing facilities in Dongguan, China, competitive pricing will become an increasingly important factor in our ability to attract new business. We believe that for meaningful cost reductions, potential customers may be willing to incur the time, expenses and effort associated with qualifying their products for assembly with us.

Backlog

Because of the fast-changing technology and functionality of semiconductor chip design, customers requiring semiconductor assembly and test services generally do not place purchase orders far in advance. As a result, we do not typically operate with any significant backlog. However, we engage in discussions with customers starting as early as six months in advance of the placement of purchase orders regarding such customers’ expected assembly and test requirements and have capacity arrangements in place with certain of our customers. In addition, our customers generally agree to purchase from us any unused unique materials that we purchase to meet their forecasted demand. While we have long-term sales arrangements with a number of customers, our customers generally may cancel or reschedule orders without significant penalty. Accordingly, our backlog as of any particular date may not be indicative of our future sales. In addition, changes in forecasted demand may negatively impact our planned capital expenditure commitments and material supply inventory buildup.

Intellectual Property

We have obtained or applied for patents in the United States and certain international jurisdictions relating to a number of our advanced semiconductor package designs and assembly manufacturing processes. As of April 30, 2006, we had approximately 47 issued United States patents. Among those issued United States patents are several key patents for our LPCC and the TAPP™ product families. We were issued patents on LPCC product types and TAPP™ product types in 2001, 2002 and 2003, respectively. Our primary trademark is “ASAT” and the ASAT logo and that trademark is registered in the United States and in several international locations where we principally do business. On November 14, 2003, we announced that we had entered into a comprehensive patent cross-license agreement with Amkor for our respective QFN semiconductor design and manufacturing process technology patents. The cross-license agreement includes Amkor’s and our currently issued QFN patents, as well as future QFN patents that may be granted to either party during the term of the license. Amkor’s QFN product family includes the proprietary MicroLeadFrame, or MLF products, and our QFN product family includes our proprietary LPCC product family. On April 6, 2005, we announced that we entered into a multi-year cross-licensing agreement with Amkor under which we will provide Amkor with a license for our TAPP™ semiconductor package technology, and Amkor will provide us with a license for its Flip Chip semiconductor package technology. On May 17, 2005, we also entered into a multi-year cross-licensing agreement with LSI Logic Corporation (“LSI”) under which LSI will provide us a license to use its Flip Chip semiconductor package assembly technology.

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

For instance, we recently settled our litigation with Motorola and Freescale in connection with their claim of a breach under a patent cross-license agreement. See “Information on the Company—Business Overview”.

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

Seasonality

Our current operations are not generally subject to significant seasonal fluctuations, although we typically experience a slight downturn in the period from the middle of the first fiscal quarter through the beginning of the second fiscal quarter of each year (approximately June through August). We do not believe that seasonality has had a material effect on our business, financial condition or results of operation. However, we expect that as we conduct more of our business in China, we will experience seasonality, including a decline in business activity during the Lunar New Year and China’s National Day, although it is difficult for us to evaluate the degree to which seasonality may affect our business in future periods.

Legal Proceedings

QPL entered into a patent cross license agreement with Motorola on October 1, 1993 (the “Immunity Agreement”). Under the terms of the Immunity Agreement, QPL had been obligated to pay quarterly royalties to Motorola on a per solder ball pad basis for all “BGA Packages,” as defined therein. QPL, through its then subsidiary ASAT Limited, paid royalties on certain products and not others based on its understanding of the obligations under the Immunity Agreement. When QPL assigned certain semiconductor assets to the Company in 1999, ASAT Limited continued to make payments to Motorola, even though the Immunity Agreement was not assigned to the Company or any of its subsidiaries.

Motorola approached the Company in December 2002 claiming that the Company had assumed QPL’s obligations under the Immunity Agreement. It commissioned a third-party auditor to audit the royalty payments the Company had made for the three-year period ended October 31, 2002. Based on the results of that audit, Motorola asserted that QPL and the Company collectively owed additional royalties of $8,000,000 along with interest under either the Immunity Agreement or “implied in fact” contract that mirrors the terms of the Immunity Agreement. The bulk of the amount claimed stemmed from Motorola’s contention that the Company and QPL owe royalties for the manufacture of fpBGA products, a contention that both entities denied.

On April 9, 2003, the Company and its subsidiary, ASAT, Inc., as co-plaintiffs initiated a lawsuit against Motorola in the United States District Court for the Northern District of California (the “Court”) by filing a complaint for Declaratory Judgment seeking a declaration from the court that neither plaintiff owed Motorola any royalty payments under the Immunity Agreement or any other agreement. Motorola counter-claimed for breach of contract against the Company, ASAT, Inc., ASAT Limited and QPL, seeking $8,000,000 plus interest accruing at the rate of 1% per month on the alleged unpaid royalties. The substantial majority of Motorola’s demand was directed to the Company and its subsidiaries.

In July 2005, the Company entered into a formal settlement agreement and mutual release with Motorola and Freescale, the former semiconductor products division of Motorola, to fully and finally compromise, settle and discharge the claims, controversies, demands and disputes between the parties. The formal written settlement agreement was executed in July 2005 and was filed with the Court on July 18, 2005. Under the settlement agreement and mutual release, we agreed to pay Freescale a total of $2.0 million in cash. We also agreed to provide Freescale with a rebate of 20% on all future products sales and services invoiced by us to Freescale until the aggregate amount of the rebate provided to Freescale by us totals $1.75 million. This 20% rebate shall not expire until the maximum total rebate of $1.75 million is paid back to Freescale. We also issued a 5-year warrant to Freescale for $1.75 million to purchase 10,937,500 ordinary shares, which is the equivalent of 2,187,500 ADSs, initially exercisable at a price of $0.16 per ordinary share (equivalent to $0.80 per ADS).

Environmental Matters

Semiconductor assembly and test services produce a small amount of chemical waste. Since we had an assembly facility in Hong Kong prior to its move to Dongguan, China, disposal and storage of chemical waste from our assembly and test services were subject to Hong Kong laws and government regulations. These laws impose controls on our air and water discharges, on the storage, handling, discharge and disposal of chemicals, and on employee exposure to hazardous substances. For instance, a waste disposal facility is required under Hong Kong law to be installed before a license from the government may be granted for disposal of chemical waste. If these laws were to change, they could require us to incur costs to maintain compliance and could impose liability to remedy the effects of hazardous substance contamination. A chemical waste disposal license was granted to us by the Hong Kong government authority on March 1, 2006 and will expire on October 30, 2007, although it will now have limited use since our assembly and test services have been moved to Dongguan, China.

Our operations in China are required to comply with various Chinese environmental laws and regulations administered by the central and local government environmental protection bureaus. We are also subject to the environmental rules introduced by the local Chinese governments in Dongguan, China. These laws impose controls on our air and water discharges, on the storage, handling, discharge and disposal of chemicals, and on employee exposure to hazardous substances. If these laws were to change, they could require us to incur costs to maintain compliance and could impose liability to remedy the effects of hazardous substance contamination. Stricter enforcement of existing laws, the adoption of new laws or regulations or our failure to comply with these laws or regulations could cause us to incur material liabilities and require us to incur additional expense, curtail our operations and restrict our ability to grow. The Chinese national and local environmental laws and regulations impose fees for the discharge of waste substances above prescribed levels, require the payment of fines for serious violations and provide that the Chinese national and local governments may at their own discretion close or suspend any facility which fails to comply with orders requiring it to cease or cure operations causing environmental damage. Under the terms of our lease agreement with Changshi, they have agreed to assist us in procuring the necessary environmental licenses and permits in Dongguan, China, including a Certificate of Waste Substance Discharge. Furthermore, in accordance with the Administration Measures of the Certificate of Waste Substances Discharge of Guangdong Province, the Certificate of Waste Substances Discharge must be subject to the annual review by the local authority of environmental protection. Our Phase I facility in Dongguan, China received an Interim Certificate of Waste Substance Discharge for its probationary production on November 10, 2003. After the Dongguan facility became fully operational, the local authority of environmental protection conducted an assessment on the waste substances discharge facilities and a formal Certificate of Waste Substance Discharge was issued in December 2004 for our Phase I facility for a term of one year and six months, which expired in June 2006 and which we are now in the process of renewing. We are also in the process of applying for the same formal Certificate of Waste Substance Discharge for our Phase II facility. We do not anticipate incurring any significant costs in connection with procuring these licenses and permits. Any failure on the part of Changshi to obtain or to maintain such license could materially and adversely affect our operations.

We do not anticipate making material environmental capital expenditures in connection with our current operations. However, we cannot predict whether future environmental, health and safety laws in China will require additional capital expenditures or impose other process requirements upon us, curtail our operations, or restrict our ability to expand our operations. We could be subject to material liabilities if the government adopts new environmental, health and safety laws, we fail to comply with new or existing laws, or other issues relating to hazardous substances arise.

ORGANIZATIONAL STRUCTURE

As of April 30, 2006, ASAT Holdings had the following direct or indirect wholly-owned subsidiaries:

Name	Place of Incorporation	Percentage of Beneficial Ownership	Principal Activities
ASAT Limited	Hong Kong	100%	Assembly and test services for packaged integrated circuits
Timerson Limited	Hong Kong	100%	Assembly and test services for packaged integrated circuits
ASAT, Inc.	California, United States	100%	Sales, marketing and customer services
ASAT (Finance) LLC	Delaware, United States	100%	Financial services
ASAT (Cayman) Limited	Cayman Islands	100%	Investment holding
ASAT (S) Pte. Ltd.	Singapore	100%	Sales, marketing and customer services
ASAT Korea Limited	South Korea	100%	Sales, marketing and customer services
ASAT GmbH	Germany	100%	Sales, marketing and customer services
ASAT Semiconductor (Dongguan) Limited	People’s Republic of China	100%	Assembly and test services for packaged integrated circuits
New ASAT (Finance) Limited	Cayman Islands	100%	Financial services
Newhaven Holdings Limited	British Virgin Islands	100%	Holding company
RBR Trading Holding (Curaçao) N.V.	Netherlands Antilles	100%	Holding company
R.B.R. Trading Holding B.V.	Netherlands	100%	Holding company
ASAT S.A. (1)	France	99.9%	None

(1)	In connection with the exercise of our option to purchase ASAT S.A. from QPL in December 2000, which was effective in January 2001, we purchased from Newhaven, RBR Antilles and R.B.R. Netherlands. R.B.R. Netherlands owns approximately 99.9% of ASAT S.A. As ASAT S.A. has been under court administration since November 20, 2001, we no longer consolidate ASAT S.A.’s financial results with our financial statements.

ASAT Holdings is a Cayman Islands holding company and does not have any material operations or assets other than its beneficial ownership of the entire issued share capital of ASAT Limited and Newhaven Holdings Limited. The financial statements of ASAT Holdings include all of the above listed subsidiaries except for ASAT S.A.

The following chart illustrates our corporate structure as of April 30, 2006:

(1)	On July 14, 2000, we completed our offering of ADSs to the public. We sold 20,000,000 ADSs, representing 100,000,000 ordinary shares of ASAT Holdings in our offering of ADSs to the public. Public shareholders held approximately 18.3% of the ownership interest in ASAT Holdings as of April 30, 2006.
(2)	QPL holds an approximate 42.4% ownership interest in ASAT Holdings Limited through its wholly owned subsidiaries, The Industrial Investment Company Limited, QPL (U.S.) Inc. and Everwarm Limited, which hold approximately 39.3%, 2.9% and 0.2% ownership interests in ASAT Holdings Limited, respectively.
(3)	Several private equity funds separately managed by or affiliated with JPMP and Olympus Capital Holdings Asia collectively owned approximately 39.3% of the outstanding ordinary shares of ASAT Holdings Limited as of April 30, 2006.
(4)	Timerson is a nominee shareholder of ASAT Limited, holding one share in ASAT Limited in trust for ASAT Holdings Limited.
(5)	ASAT (Cayman) Limited is a nominee shareholder of Timerson Limited, holding one share in Timerson Limited in trust for ASAT Limited.
(6)	In connection with the exercise of our option to purchase ASAT S.A. from QPL in December 2000, which was effective in January 2001, we purchased from Newhaven, RBR Antilles and R.B.R. Netherlands. R.B.R. Netherlands owns approximately 99.9% of ASAT S.A. As ASAT S.A. has been under court administration since November 20, 2001, we no longer consolidate ASAT S.A.’s financial results with our financial statements.

PROPERTY, PLANT AND EQUIPMENT

Our headquarters and administrative offices operations are located in a leased 286,000 square foot facility in the Tsuen Wan district of Hong Kong. As of the date of this report, all assembly operations in this facility have ceased and been moved to our Dongguan, China facilities. ASAT HK leases our Hong Kong facility under a lease with a one-year term expiring on August 31, 2007, with an option to extend for an additional year.

On December 20, 2003, ASAT HK entered into a sale and purchase agreement with a third party to dispose of its 131,000 square foot test facility in Hong Kong for approximately $4 million. The closing of sale and purchase agreement was completed on February 21, 2004. We leased back a portion of the property under an operating lease for a monthly rental fee of approximately $31 thousand. The lease term is three years commencing from February 21, 2004. As of the date of this report, all test operations in this facility have ceased and been moved to our Dongguan, China facilities.

As of the date of this report, we have completed the move of our manufacturing operations and all operational equipment to Dongguan, China. This move occurred in two phases. In Phase I of this transition of our operations, Changshi completed the construction and finish of the interior and fixtures of a modern facility to our specifications in Dongguan, China in August 2003. The Phase I facility covers approximately a total of 180,000 square feet of office, storage, utilities and manufacturing space and has an adjacent six story 63,000 square foot dormitory for housing factory workers. Both Phase I buildings are constructed on a gated 525,000 square foot lot, in a high-tech industrial park. In the July 2004 quarter, construction of a 300,000 square foot Phase II facility immediately adjacent to the Phase I facility commenced. This facility houses the balance of our former Hong Kong manufacturing operations plus provides space for future expansion of our assembly and test operations. Construction of the Phase II facility and finish of its interior and fixtures is complete and provides approximately 300,000 square feet of usable floor space. See “Business Overview—Operations”. We lease the Phase I facility and the Phase II facility from Changshi under leases with a 15-year term. We have the option to purchase the facilities at the prices and on the dates specified in the leases.

Our capital expenditures incurred in connection with the completion of the move of our manufacturing operations to Dongguan, China were generally funded out of our cash flow from operations and with the proceeds of financing activities, including the financing from two of our principal shareholder groups. As of April 30, 2006, we had commitments for capital expenditures of approximately $2.9 million. For more detail on the Dongguan, China facilities and our plans with respect to these facilities, see “Item 3—Key Information—Risk Factors” and “Item 5—Operations and Financial Review and Prospects—Operating Results”.

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

CRITICAL ACCOUNTING POLICIES

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates and judgments, including those related to going concern assumption, allowance for doubtful accounts, revenues, inventories, asset impairments, income taxes, commitments and contingencies. We base our estimates and judgments on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results may differ from these estimates and judgments under different assumptions or conditions. A summary of our significant accounting policies used in the preparation of consolidated financial statements appears in Note 2 of the notes to the consolidated financial statements included in this report.

The U.S. Securities and Exchange Commission, or SEC, has defined critical accounting policies as those that are both most important to the portrayal of our financial condition and results and which require our most difficult, complex or subjective judgments or estimates. Based on this definition, we believe our critical accounting policies include the policies of basis of presentation, revenue recognition and risk of loss, inventory valuation, impairment of long-lived assets, deferred income taxes and commitments and contingent liabilities. For all financial statement periods presented, there have been no material modifications to the application of these critical accounting policies.

Basis of Presentation. We determine that the going concern basis of preparation is appropriate based on our estimates and judgements of future performance of the Company, future events and projected cash flows. At each balance sheet date, we evaluate our estimates and judgements as part of our going concern assessment. We believe that there are sufficient financial and cash resources to finance the Company as a going concern in the next twelve months. Accordingly, we have prepared our financial statements on a going concern basis.

Revenue Recognition and Risk of Loss. We do not take ownership of customer-supplied semiconductor wafers or die. Title and risk of loss remains with the customers for these materials at all times. Accordingly, the cost of the customer-supplied materials is not included in the consolidated financial statements. No revenue is recognized unless there is persuasive evidence that an arrangement exists, the price is fixed or determinable, delivery has occurred and services rendered and collectibility is reasonably assured. Revenue net of discount from the assembly and test of semiconductor products is recognized when title and risk of loss relating to our added value to the materials transfer to the customer, which transfer generally takes place when the product is shipped to the customer from our facility. For limited products that we manage for our customers in our facility, revenue is also only recognized when products are shipped from our facility to the location that specified by the customers. Shipping and handling costs associated with product sales are included in cost of sales. Such policies are consistent with provisions in the SEC’s Staff Accounting Bulletin, or SAB, No. 101, “Revenue Recognition in Financial Statements,” as revised by SAB No. 104, “Revenue Recognition”.

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

Impairment of Long-Lived Assets. We routinely consider whether indicators of impairment of long-lived assets are present in accordance with Statements of Financial Accounting Standards, or SFAS, No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. For this purpose, assets are grouped at the lowest level for which separate cash flow information is available. For long-lived assets to be held and used, we determine whether the estimated undiscounted cash flows attributable to the assets in question are less than their carrying values. If such indicators are present, we recognize an impairment charge equal to the difference between the fair value and the carrying value of such assets. Fair value is best determined by quoted market prices in active markets. If quoted market prices are not available, other methods that can be used included discounted future cash flows or appraisals. If the assets determined to be impaired are to be held and used, we recognize an impairment charge to the extent the fair value attributable to the asset is less than the asset’s carrying value. The fair value of the asset then becomes the asset’s new carrying value, which we depreciate over the remaining estimated useful life of the asset. During fiscal year 2003, we conducted evaluations of our long-lived assets and recognized a total $81.8 million non-cash impairment charges in two separate fiscal quarters within the year to reduce the net book value of property, plant and equipment to its fair value. As a result of the sale of the test operation factory building in February 2004, we recognized and recorded an impairment charge of $2.4 million in the January 2004 quarter. The continuous weakness in net sales and the substantial amount of operating losses, which mainly resulted from a shift in product mix and decrease in average selling prices in the second half of fiscal year 2005, caused us to perform an impairment review of our long-lived assets in the April 2005 quarter. We compared the undiscounted cashflow to the carrying values of our long-lived asset. For long-lived assets which the carrying values exceeded the undiscounted cashflow, we determined the fair values of these long-lived assets based on the discounted cash flow model. Accordingly, we recorded a non-cash impairment charge of $16.5 million in relation to the long-lived assets associated with certain chipscale packages in the April 2005 quarter. In addition, in connection with this review we determined that certain wire bonders and test equipment were either technologically obsolete or with low utilization and would not be fully utilized in our operations. As a result, we determined to write off or write down these equipment items, which resulted in another $3.4 million impairment charge in the April 2005 quarter. During the April 2006 quarter, we recognized a total of $3.9 million of impairment losses for property, plant and equipment which were not transferable to our new manufacturing facility in Dongguan, China and which could not be sold. We may incur impairment losses in future periods if factors influencing our estimates change or if our expectations for future revenues and the ability to utilize our assets change. While our cash flow assumptions and estimated useful lives are consistent with our business plan, there is significant judgment involved in determining these cash flows.

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

Deferred Income Taxes. We record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized. We need to make judgments to estimate future taxable income and consider prudent and feasible tax planning strategies in determining the need for a valuation allowance. In the event that we determine that we would not be able to realize all or part of our net deferred tax assets, an adjustment to the deferred tax assets would be charged to earnings in the period such determination is made. Likewise, if we later determine that it is more likely than not the net deferred tax assets would be realized, then the previously provided valuation allowance would be reversed. We provided a full valuation allowance against the deferred tax assets of subsidiaries in both the United States and Hong Kong as of April 30, 2005 and 2006 due to uncertainties surrounding the realizability of these benefits in future tax returns.

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

New Accounting Standards

On October 18, 2005, the Financial Accounting Standards Board, or FASB, issued FASB Staff Position No. FAS 123(R)-2, “Practical Accommodation to the Application of Grant Date as Defined in FASB Statement No. 123(R)”, or the FSP. The FSP provides that the grant date for purposes of accounting for stock-based compensation awards under FASB Statement No. 123 (revised 2004), “Share-Based Payment”, or FAS 123(R), can be established prior to the communication of the key terms of the award to the recipient if certain conditions are met. The FSP provides that a mutual understanding of the key terms and conditions of an award exists at the date the award is approved by the Board of Directors or other management with relevant authority if both of the following conditions are met: (i) the award is a unilateral grant and, therefore, the recipient does not have the ability to negotiate the key terms and conditions of the award with the employer; and (ii) the key terms and conditions of the award are expected to be communicated to an individual recipient within a relatively short time period from the date of approval.

The FSP should be applied upon initial adoption of SFAS No. 123(R), or SFAS No. 123(R). The Company adopted SFAS No. 123(R) as of the beginning of the first quarter of fiscal year 2007, which fiscal year began on May 1, 2006.

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments - an amendment of FASB Statements No. 133 and 140”, or SFAS No. 155. SFAS No. 155 permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS No. 133, establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives, and amends SFAS No. 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS No. 155 is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year beginning after September 15, 2006. The Company is currently assessing the impact of SFAS No. 155 to its financial position, cash flows and results of operations.

In July 2006, the FASB released FIN 48, Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement 109 (“FIN 48”). FIN 48 prescribes a comprehensive model for how a company should recognize, measure, present, and disclose in its financial statements uncertain tax positions that the company has taken or expects to take on a tax return (including a decision whether to file or not to file a return in a particular jurisdiction). Under FIN 48, the financial statements will reflect expected future tax consequences of such positions presuming the taxing authorities’ full knowledge of the position and all relevant facts, but without considering time values. FIN 48 is effective for annual periods beginning after December 15, 2006.

In September 2006, the FASB issued FAS 157, Fair Value Measurements (“FAS 157”). FAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. FAS 157 applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007.

OPERATING RESULTS

Operating Environment and Overview

We are a global provider of semiconductor package design, assembly and test services. We are a leading developer of advanced packages and have recently achieved significant growth in chipscale packages, including the fpBGA and LPCC package families. We are an acknowledged early developer of the QFN package and the inventor of TAPP™, as evidenced by our U.S. patents covering these technologies. We also provide semiconductor test services, particularly for mixed-signal semiconductors which perform both analog and digital functions.

We provide assembly and test services from our Dongguan, China facilities. We also provide package design services and thermal and electrical modeling from our Milpitas, California, Hong Kong and Dongguan, China facilities. Our sales offices and representatives are strategically located in the United States, Germany, Hong Kong, Singapore and South Korea, allowing us to work directly with customers at their facilities to provide effective design, test and customer service. Through this network we are able to provide highly focused design and production services with rapid time-to-market design and production solutions.

We have historically conducted all our assembly and test operations in Hong Kong. In 2002, we made a strategic decision to move all of our Hong Kong manufacturing operations to Dongguan, China. We completed the move in July 2006. We anticipate benefiting from the reduced cost of manufacturing in China and from a stable and highly motivated workforce. Because we ship the completed package to the customers of our customers, we also expect to benefit from the close proximity between our new facilities in Dongguan and many of the customers of our customers, while remaining in close proximity to our headquarters, which will continue to be in Hong Kong. We believe that the facilities in Dongguan, China will serve as a gateway into the rapidly growing China market.

We conducted this move in two phases. To launch Phase I of this transition of our operations to China, in August 2002, we entered into a 15-year lease agreement and a 6-year management agreement with Dongguan Changan County Changshi Development Company, or Changshi, our development partner in the Zhenan Technology and Industrial Park, Changan County, Dongguan City in Guangdong, China. In August 2003, construction and finish of the interior and fixtures of our modern Phase I 180,000 square foot facility was completed. We achieved volume production at this facility during the last quarter of fiscal year 2005. Unit volume production in our Phase I facility also continued to increase during the year ended April 30, 2006. In May 2004, we entered into another lease agreement with Changshi to build a 300,000 square foot Phase II facility immediately adjacent to our Phase I facility. Construction of the Phase II facility and finish of the interior and fixtures was completed in August, 2005. Under the terms of the lease agreement, we lease the completed Phase II facility from Changshi for a period of 15 years. In August 2004, we entered into an agreement to engage a third party vendor, Wellmean, to complete the interior finish and fixtures in the Phase II facility. The Phase II facility houses the balance of our former Hong Kong manufacturing operations plus provides space for future expansion of our assembly and test operations. As of the date of this Annual Report we have transferred all of our existing installed assembly and test capacity to Dongguan, China. See “Item 4—Information on the Company—Business Overview—Operations”.

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

However, in the July 2004 quarter the semiconductor industry experienced another downturn, and our assembly utilization rate declined to an average of 68% during that quarter, and was 68% in fiscal year 2005. In addition, our net sales on a quarterly basis have decreased since the July 2004 quarter. Since the July 2005 quarter, the semiconductor industry has experienced a gradual recovery through the present, but we have failed to capture all the benefits of such recovery that we might otherwise obtain due to disruptions in our operations during our move to Dongguan, China, which was completed in our July 2006 quarter. The decrease in our net sales can be attributed to a variety of factors, including: excess capacity in the assembly and test industry and related price pressure, a significant shift in our product mix and an inventory correction within the semiconductor industry. We may experience a decrease in net sales as a result of continued excess capacity and the potential for further inventory corrections within the semiconductor industry. We will continue to monitor our expenditures, particularly our capital expenditures, in light of current and anticipated industry-wide conditions.

Beginning in 2001, in response to the severe downturn in the semiconductor sector, we began to reduce costs. Since the end of the January 2002 quarter, we have been implementing our corporate restructuring program to increase our focus on developing advanced packages, diversifying our customer base, significantly improving our customer focus and reducing our costs. These strategies are being executed via our “Peak Performance Initiative” program which is designed to lower customers’ cost and risk while improving our profitability. Under this program, we have set internal goals focused on increasing shareholder value, providing superior customer service and remaining a technology leader. Our new technology introductions as well as the “Peak Performance Initiative” program have enabled us to re-engage former customers and increase sales. To implement the Peak Performance Initiative, our management seeks to establish company-wide and departmental goals with quantifiable milestones and deliverables which, if obtained, will help to ensure that we will meet or exceed our business objectives. If we return to profitability, the degree to which these goals and objectives of the Peak Performance Initiative have been achieved may be the measure against which our MBO (Management By Objectives) bonus plan will reward performance. Specific Peak Performance Initiative goals relate to, among other things, our financial performance, customer satisfaction, new product development, new customer development, manufacturing quality and conducting operations within budget.

Due to a variety of factors, our operating results, particularly our quarterly operating results, will vary. These factors could include: general economic conditions in the semiconductor industry, our progress in ramping our China facilities, the short-term nature of our customers’ commitments, capacity utilization, intensive capital expenditures, erosion of the selling prices of packages, errors in assembly and test processes, reduced purchases by or losses of customers, changes in our product mix and timing of our receipt of semiconductor chips from our customers. See “Item 3—Key Information—Risk Factors”.

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

We offer assembly services for a broad range of semiconductor packaging including the chipscale (small) packages and non-chipscale (large) packages. Most of our revenue derived from test services comes from test services performed in connection with our assembly services. During the year ended April 30, 2006, our sales of chipscale packages increased as a percentage of assembly sales as compared to same period last year. The following table illustrates the sales by packages as percentage of total net sales in the fiscal years ended April 2002, 2003, 2004, 2005 and 2006:

	Fiscal Year Ended April 30,
	2002	2003	2004	2005	2006
Chipscale packages (CSP) assembly services	12%	31%	40%	54%	63%
Non-CSP laminate packages assembly services	32	21	17	11	10
Non-CSP leadframe packages assembly services	51	38	32	24	20

Subtotal for assembly services	95	90	89	89	93
Test services	5	10	11	11	7

Total net sales	100%	100%	100%	100%	100%

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

Impairment of Property, Plant and Equipment. We routinely consider whether indicators of impairment of long-lived assets are present in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. For this purpose, assets are grouped at the lowest level for which separate cash flow information is available. For long-lived assets to be held and used, we determine whether the estimated undiscounted cash flows attributable to the assets in question are less than their carrying values. If such indicators are present, we recognize an impairment charge equal to the difference between the fair value and the carrying value of such assets. Fair value is best determined by quoted market prices in active markets. If quoted market prices are not available, other methods that can be used include discounted future cash flows or appraisals. If the assets determined to be impaired are to be held and used, we recognize an impairment loss based on the excess of the carrying amount of the assets over their respective fair value. The fair value of the asset then becomes the asset’s new carrying value, which we depreciate over the remaining estimated useful life of the asset. On December 20, 2003, we entered into a sale and purchase agreement with a third party to dispose of our factory building for test operation in Hong Kong for approximately $4.0 million. The sale was completed on February 21, 2004 and, as a result of the sale of the property in February 2004, an impairment charge of $2.4 million was recognized and recorded in the January 2004 quarter. The continuous weakness in net sales and the substantial amount of operating losses, which mainly resulted from a shift in product mix and decrease in average selling prices in the second half of fiscal year 2005, triggered us to perform an impairment review of our long-lived assets in the April 2005 quarter. We compared the undiscounted cashflow to the carrying values of our long-lived assets. For long-lived assets which the carrying values exceeded the undiscounted cashflow, we determined the fair values of these long-lived assets based on the discounted cash flow model. Accordingly, we recorded a non-cash impairment charge of $16.5 million in relation to the long-lived assets associated with certain chipscale packages in the April 2005 quarter. In addition, in connection with this review we determined that certain wire bonders and test equipment were either technologically obsolete or with low utilization and would not be fully utilized in our operations. As a result, we determined to write off or write down these equipment items, which resulted in another $3.4 million impairment charge in the April 2005 quarter. During the April 2006 quarter, we recognized a total of $3.9 million of impairment losses for property, plant and equipment which were not transferable to our facilities in Dongguan, China and could not be sold. We may incur impairment losses in future periods if factors influencing our estimates change or if our expectations for future revenues and the ability to utilize our assets change. While our cash flow assumptions and estimated useful lives are consistent with our business plan, there is significant judgment involved in determining these cash flows.

Reorganization Expenses. For the years ended April 30, 2005 and 2006, as part of our plan to transition our manufacturing operations to China, we incurred reorganization expenses of $928 thousand and $4.7 million, respectively, (pre-tax) consisting of severance payments in relation to work force reduction of approximately 300 and 1,000 employees primarily in our Hong Kong operations.

Research and Development. Because our new packaging technologies usually involve extensions and evolutions of existing technologies, we have been able to develop new products in recent years without significantly increasing our research and development expenditures. Our focus on working closely in the package design process with customers to develop packages for application specific standard products enables us to use our research and development resources efficiently. During our last three fiscal years, our research and development expenditures to develop technologies that would satisfy our customers’ future requirements have ranged between $4.1 million and $4.6 million. During the year ended April 30, 2005, our research and development expenditures were $4.5 million. During the year ended April 30, 2006, our research and development expenditures were $4.1 million. We believe that by focusing our research and development resources on a few carefully selected and closely monitored projects, we will be able to both upgrade our assembly technology processes and refine the development of our leading edge package technologies without increasing our year-over-year research and development expenditures. To help optimize the use of our research and development resources, we will continue to partner with our customers in the development of advanced technologies.

Customers. For each year ended April 30, 2006, 2005 and 2004, our single largest customer accounted for approximately 32.6%, 21.1% and 19.0%, respectively, of net sales, while for those same years our top ten customers accounted for approximately 74.0%, 69.5% and 74.3%, respectively, of net sales. Broadcom Corporation accounted for 10% or more of net sales in the year ended April 30, 2006, while each of Analog Devices, Inc., Broadcom Corporation and Infineon accounted for 10% or more of net sales in the year ended April 30, 2005.

Results of Operations

The following table sets forth ASAT’s results of operations as a percentage of net sales during the years shown:

	Fiscal Year Ended April 30,
	2002	2003	2004	2005	2006
Net sales	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of sales	129.4	93.5	81.2	93.8	92.7

Gross (loss) profit	(29.4)	6.5	18.8	6.2	7.3

Operating expenses:
Selling, general and administrative	29.7	16.1	11.5	14.1	16.2
Research and development	6.3	3.5	2.1	2.3	2.2
Reorganization expenses	2.3	0.5	—	0.5 (4)	2.6 (7)
Litigation settlement	—	—	—	2.4 (5)	—
Impairment of property, plant and equipment	—	54.5 (3)	1.1	10.3 (6)	2.1 (8)
Facilities and relocation charges	—	—	0.1		0.6
Non-recoverable and unutilized architectural costs	4.4 (1)	—	—	—	—
Write-off in relation to ASAT S.A.	23.7 (2)	—	—	—	—

Total operating expenses	66.4	74.6	14.8	29.6	23.7

(Loss) income from operations	(95.8)	(68.1)	4.0	(23.4)	(16.4)
Other (expense) income, net	(1.5)	1.1	0.3	0.4	1.9
Charges on early redemption of 12.5% senior notes	—	—	(4.8)	—	—
Interest expense	(13.9)	(9.1)	(7.2)	(7.7)	(9.1)

Loss before income taxes	(111.2)	(76.1)	(7.7)	(30.7)	(23.6)
Income tax benefit (expense)	10.7	10.1	—	(0.4)	0.3

Net loss	(100.5)%	(66.0)%	(7.7)%	(31.1)%	(23.3)%

(1)	Reflects a non-recoverable charge of $4.5 million for previously incurred architectural costs on a land use right disposed of in fiscal year 2002.
(2)	Reflects a write-off in relation to ASAT S.A., our business in France that was closed in November 2001 as part of our global restructuring, in fiscal year 2002. ASAT S.A.’s financial position and results of operations have not been consolidated into our financial statements since November 2001.
(3)	Reflects a non-cash impairment charge of $81.8 million for property, plant and equipment in fiscal year 2003.
(4)	Reflects a charge of $928 thousand associated with headcount reduction of approximately 300 workers primarily in our Hong Kong operations.
(5)	Reflects a settlement amount of $4.6 million settled in the form of cash, warrants and rebates on future business associated with a settlement agreement that was executed with Freescale in fiscal year 2005.
(6)	Reflects a charge of $19.9 million for the write-off and impairment related to certain property, plant and equipment in fiscal year 2005.
(7)	Reflects a charge of $4.7 million associated with headcount reduction of approximately 1,000 workers primarily in our Hong Kong operations.
(8)	Reflects a charge of $3.9 million for the write-off related to certain property, plant and equipment which could not be transferred to our new manufacturing facility in Dongguan, China and could not be sold in fiscal year 2006.

Fiscal Year Ended April 30, 2006 Compared to Fiscal Year Ended April 30, 2005

Net sales. Net sales decreased by 6.3% to $182.1 million for the year ended April 30, 2006 as compared to $194.4 million for the year ended April 30, 2005.

Net sales for assembly services decreased by 3.1% to $169.1 million for the year ended April 30, 2006 as compared to $174.6 million for the year ended April 30, 2005. Such decrease in net sales was mainly caused by a decline in average selling prices by 4.2% and a shift in product mix. Net sales for assembly services accounted for 92.9% and 89.8% of total net sales for the years ended April 30, 2006 and 2005, respectively. Net sales from chipscale packages represented 68.0% of assembly sales for the year ended April 30, 2006 as compared to 60.6% of assembly sales for the year ended April 30, 2005. Our mix of assembly services shifted more toward chipscale packages during the year ended April 30, 2006 as compared to the corresponding prior period and chipscale packages tend to carry a lower per unit sales amount than other packages that we produce.

Net sales from test services decreased by 34.5% to $13.0 million for the year ended April 30, 2006 as compared to $19.9 million for the year ended April 30, 2005. This decrease was primarily attributable to decreases in test business from a few of our major customers resulting from decreases in their own forecasts and decreases in average selling price as a result of excess capacity in the market for test services.

We continued to balance our customer base and industry mix during the year ended April 30, 2006. The industrial, automotive and others market accounted for approximately 26% of total net sales for the year ended April 30, 2006 as compared with 23% of total net sales for the year ended April 30, 2005. The communication market remained our largest market and accounted for 52% and 54% of total net sales for the years ended April 30, 2006 and 2005, respectively. The personal computers/computing market accounted for approximately 13% and 8% of total net sales for the years ended April 30, 2006 and 2005, respectively, while the consumer market accounted for 9% and 15% of total net sales for the years ended April 30, 2006 and 2005, respectively.

We estimate that approximately 65.3% of total net sales during the year ended April 30, 2006 represented packages shipped to distribution centers with destinations in Asia as compared with 44.3% of total net sales in the corresponding prior period. Our top three customers during the year ended April 30, 2006 accounted for 48.2% of our total net sales as compared to 44.0% in the corresponding prior period.

Gross profit. Gross profit for the year ended April 30, 2006 was $13.3 million as compared to a gross profit of $12.1 million for the year ended April 30, 2005. Gross margin increased to 7.3% for the year ended April 30, 2006 from 6.2% in the corresponding prior period, primarily driven by our lower manufacturing cost structure in China, a change in product mix, a reduction in depreciation as a result of certain assets being fully depreciated and an asset impairment charge recorded during fiscal year 2005. We wrote-off inventory of $1.8 million during the year ended April 30, 2006 as compared with $2.4 million in the corresponding prior period. In analyzing whether to write-off inventory, we determine the amount of excess and obsolete inventory based on the forecasted demand we receive from our customers. We write-off inventory in a fiscal period once we determine that the inventory will either not be utilized in production based on our customers’ forecasts or it not recoverable from our customers. We also write-off inventory if the net realizable value of the inventory is smaller than its carrying value.

Selling, General and Administrative. Selling, general and administrative expenses increased by 7.3% to $29.4 million for the year ended April 30, 2006 as compared to $27.5 million for the year ended April 30, 2005. This increase was primarily caused by additional expenses, including rent, rates and management fees, incurred prior to achieving volume production in our Phase II facility and expenses constituting consulting and maintenance fees for our new SAP and Camstar systems.

Research and Development. Research and development expenses decreased to $4.1 million for the year ended April 30, 2006 as compared to $4.5 million for the year ended April 30, 2005. A significant portion of theses expenditures was focused on further developing advanced semiconductor packaging technologies.

Reorganization expenses. As part of our plan to move our manufacturing operations to China and our corporate reorganization activity, we continued to lay-off staff in our Hong Kong manufacturing operations. During the year ended April 30, 2006, we incurred $4.7 million of reorganization expenses (pre-tax) consisting of severance payments resulting from a workforce reduction of approximately 1,000 employees. During the year ended April 30, 2005, we laid off approximately 300 employees and incurred reorganization expenses (pre-tax) of $928 thousand.

Impairment of property, plant and equipment. During the year ended April 30, 2006, we recorded an impairment charge of $3.9 million which mainly represented a write-off of certain property, plant and equipment which could not be transferred to our new manufacturing facility in China and which could not be sold. During the year ended April 30, 2005, the continued weakness in net sales and a substantial amount of operating losses, which mainly resulted from a shift in product mix and decrease in average selling prices in the second half of fiscal year 2005, triggered us to perform an impairment review of our long-lived assets in the April 2005 quarter. We compared the undiscounted cashflow to the carrying values of our long-lived assets. For long-lived assets for which the carrying values exceeded the undiscounted cashflow, we determined the fair value of these long-lived assets based on the discounted cash flow model. Accordingly, we recorded a non-cash impairment charge of $16.5 million in relation to the long-lived assets associated with certain chipscale packages in the April 2005 quarter. In addition, in connection with this review we determined that certain wire bonders and test equipment were either technologically obsolete or subject to low utilization and would not be fully utilized in our operations. As a result, we determined to write-off or write-down these items, which resulted in another $3.4 million impairment charge in the April 2005 quarter.

Other income, net. Other income, net increased to $3.4 million for the year ended April 30, 2006 as compared to $0.7 million for the year ended April 30, 2005. The increase was primarily due to a $2.3 million reversal of the previously accrued write-off of ASAT S.A., our business in France that was closed as part of our global restructuring in November 2001. The three-year statute of limitations, which began in the third quarter of fiscal 2003 and was applicable to the claims arising out of the closure of ASAT S.A., expired during the third quarter of fiscal 2006. A net gain on disposal of property, plant and equipment of $14 thousand was recorded for the year ended April 30, 2006, while a net loss on disposal of property, plant and equipment of $136 thousand was recorded for the year ended April 30, 2005. The increase in the two factors mentioned above was partially offset by a reduction in interest income from $639 thousand for the year ended April 30, 2005 to $394 thousand for the year ended April 30, 2006. The decrease in interest income was attributed to the overall decrease in our cash balances from $32.7 million as of April 30, 2005 to $11.9 million as of April 30, 2006.

Facilities and relocation charges. During the year ended April 30, 2006, we incurred $1.1 million of facilities and relocation charges in connection with the move of our manufacturing operations from Hong Kong to Dongguan, China. No such charges were incurred during the year ended April 30, 2005.

Interest expenses. Interest expense increased to $16.6 million for the year ended April 30, 2006 as compared to $15.0 million for the year ended April 30, 2005. Of the $16.6 million recorded in the year ended April 30, 2006, $13.9 million was attributed to interest on our 9.25% senior notes due 2011, while the remaining balance represented interest paid for capital lease obligations, the purchase money loan facility and the short-term bank loans, as well as the amortization of deferred charges relating to the issuance of our 9.25% senior notes due 2011, Series A Preferred Shares and purchase money loan facility. Of the $15.0 million recorded in the year ended April 30, 2005, $13.9 million was attributed to interest on our 9.25% senior notes, while the remaining balance represented interest paid for capital lease obligations and short-term bank loans, as well as the amortization of deferred charges.

Income tax benefits (expenses). During the year ended April 30, 2006, we incurred an income tax benefit of $649 thousand as compared to an income tax expense of $748 thousand for the year ended April 30, 2005. The effective tax rate for the year ended April 30, 2006 was 1.5% as compared to a (1.3%) effective tax rate for the year ended April 30, 2005. The income tax benefit for the year ended April 30, 2006 was primarily attributable to a tax refund from our U.S. operations, which was offset by an income tax expense paid for our German operations. The income tax expense for the year ended April 30, 2005 was primarily attributable to our U.S. and German operations. The valuation allowance increased from $13.2 million as of April 30, 2005 to $23.5 million as of April 30, 2006, which was caused by an increase in net operating losses carried forward.

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

Litigation settlement. In the April 2005 quarter, we entered into formal discussions with Freescale about potential settlement of a royalty dispute lawsuit originally brought by Motorola back in April 2003. Freescale was added as a party to the claims identical to those Motorola asserted against the Company in December 2004. Freescale formerly was the semiconductor products sector of Motorola. Freescale began separation from Motorola with an initial public offering on its own in July 2004. As a result of the recent negotiations, we have entered into a formal settlement agreement and mutual release with Motorola and Freescale to fully and finally compromise, settle and discharge the claims, controversies, demands and disputes between the parties. Under the settlement agreement and mutual release, we paid Freescale a total of $2.0 million in cash. We also agreed to provide Freescale with a rebate of 20% on all future products sales and services invoiced by us to Freescale until the aggregate amount of the rebate provided to Freescale by us totals $1.75 million. This 20% rebate shall not expire until the maximum total rebate of $1.75 million is paid back to Freescale. Based on the discounted cash flows analysis and the expected timeframe of the rebate utilization by Freescale, the fair value of the rebate was estimated to be $1.62 million approximately as of April 30, 2005. We also issued a 5-year warrant to Freescale for $1.75 million to purchase 10,937,500 ordinary shares, which is the equivalent of 2,187,500 ADSs, initially exercisable at a price of $0.16 per ordinary share (equivalent to $0.80 per ADS). We engaged an independent appraiser to assess the fair value of the warrants and the fair value of the warrants was estimated to be approximately $982 thousand as of April 30, 2005.

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

Interest expense. Interest expense decreased to $15.0 million for the year ended April 30, 2005 as compared to $15.4 million for the year ended April 30, 2004. Of the $15.0 million recorded in current year, $13.9 million was attributed to interest on the 9.25% senior notes due 2011, while the remaining balance represented interest paid for the capital lease obligations and the short-term bank loan, as well as the amortization of deferred charges. Of the $15.4 million recorded in the year ended April 30, 2004, $11.5 million was attributed to the 12.5% senior notes that were redeemed in February 2004 using the proceeds of the private placement of the 9.25% senior notes due 2011 issued in January 2004, while $3.9 million was accrued for the 9.25% senior notes due 2011.

Income taxes. Income tax expense increased to $748 thousand for the year ended April 30, 2005 as compared to $4 thousand for the year ended April 30, 2004. During the year ended April 30, 2005 tax expense represented an effective tax rate of 1.3% compared with 0.0% effective tax rate for the year ended April 30, 2004. The income tax expense for the year ended April 30, 2005 was mainly attributable to U.S. and German operations, while the income tax expense for the year ended April 30, 2004 was mainly attributable to U.S. and Korean operations. The valuation allowance increased from $7.8 million as of April 30, 2004 to $13.2 million as of April 30, 2005 due to the increase in net operating losses carried forward.

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

LIQUIDITY AND CAPITAL RESOURCES

Cash on hand, excluding restricted cash, as of April 30, 2004, 2005 and 2006 was $62.6 million, $32.7 million and $11.9 million, respectively.

Cash (Used in) Provided by Operating Activities

Fiscal Year Ended April 30, 2006 Compared to Fiscal Year Ended April 30, 2005

For the year ended April 30, 2006, our net cash used in operating activities was $7.1 million as compared to net cash provided by operating activities of $1.9 million for the year ended April 30, 2005. This increase in net cash used in operating activities was primarily due to a decrease in non-cash operating expenses, a reduction in collections from trade receivables, an increase in inventory balances and an increase in restricted cash. The $7.1 million net cash used in operating activities is attributable to a net loss of $42.4 million that was offset by $32.5 million net non-cash operating expenses and net cash of $2.8 million provided by changes in net operating assets and liabilities. Net non-cash operating expenses included depreciation of property, plant and equipment and amortization of deferred charges, reversal of stock-based compensation expenses, non-cash impairment charge of property, plant and equipment and net gain on disposal of property, plant and equipment.

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

Cash Used in Investing Activities

Fiscal Year Ended April 30, 2006 Compared to Fiscal Year Ended April 30, 2005

Net cash used in investing activities was $23.4 million for the year ended April 30, 2006 as compared to $40.7 million for the year ended April 30, 2005. Capital expenditures were $23.5 million for the year ended April 30, 2006 as compared to $40.7 million in the corresponding prior period. Capital expenditures were primarily paid for the purchase of equipment and machinery to support the requirements for our business. Capital expenditures were also made on the development of the new SAP Enterprise Resources Planning (“ERP”) system and Camstar Manufacturing Execution Systems (“MES”) as well as the facilitization of our new manufacturing facility located in Dongguan, China.

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

Cash Provided by Financing Activities

Fiscal Year Ended April 30, 2006 Compared to Fiscal Year Ended April 30, 2005

Net cash provided by financing activities was $9.7 million for the year ended April 30, 2006 as compared to $9.1 million for the year ended April 30, 2005. Cash provided by financing activities during the year ended April 30, 2006 included net proceeds of $9.2 million from borrowing the first tranche of our purchase money loan facility, proceeds of $7.5 million from the issuance of Series A Preferred Shares (another $7.5 million for the issuance of Series A Preferred Shares to QPL was in the form of a waiver of accounts payable owing to QPL) and proceeds from the exercise of stock options of $109 thousand. These proceeds were offset by $1.7 million of the payment of deferred financing expenses associated with our $30.0 million private financing arrangements, repayment of a short-term bank loan of $4.2 million and repayment of capital lease obligations of $1.2 million.

Cash provided by financing activities during the year ended April 30, 2005 included proceeds from equipment sale-leaseback transactions of $6.5 million, an increase in short term bank borrowings of $4.2 million net of repayment and proceeds from the exercise of stock options of $233 thousand. In addition, $617 thousand in deferred financing expenses associated with the issuance of 9.25% senior notes due 2011 was paid during the year ended April 30, 2005. We also paid $510 thousand in other deferred financing costs and $746 thousand as repayment of capital lease obligations during the year ended April 30, 2005.

Fiscal Year Ended April 30, 2005 Compared to Fiscal Year Ended April 30, 2004

Net cash provided by financing activities was $9.1 million for the year ended April 30, 2005 as compared to $45.0 million for the year ended April 30, 2004. Cash provided by financing activities during the year ended April 30, 2005 included proceeds from equipment sale-leaseback transactions of $6.5 million, an increase in short term bank borrowings of $4.2 million, net of repayment and proceeds from the exercise of stock options of $233 thousand. In addition, $617 thousand in deferred financing expenses associated with the issuance of the 9.25% senior notes due 2011 was paid during the year ended April 30, 2005. These deferred financing expenses are being deferred and amortized over the life of the notes. We also paid $510 thousand in other deferred financing costs and $746 thousand as repayment of our capital lease obligations during the year ended April 30, 2005. Cash provided by financing activities during the year ended April 30, 2004 included $150.0 million proceeds from the 9.25% senior notes offering in January 2004. Out of the $150.0 million proceeds, $100.8 million were used to redeem the 12.5% senior notes in full in February 2004, and $6.4 million was used to pay debt issuance costs in connection with the new notes issued. Proceeds from the exercise of stock options amounted to $2.2 million during the year ended April 30, 2004.

Capital Expenditures and Material Financing Arrangements

Capital expenditures decreased to $23.5 million for the year ended April 30, 2006 from $40.7 million for the year ended April 30, 2005. This decrease was due primarily to our general cost reduction plan and deferral of capital expenditures while we were moving our equipment to Dongguan, China. For the year ended April 30, 2006, we incurred capital expenditures for additional machine and equipment to meet the capacity requirements of our customers and development of the new ERP and MES as well as the facilitization of our new manufacturing plant. For the year ended April 30, 2005, we incurred capital expenditures for the development of a new SAP enterprise resource planning solution, development of a Camstar manufacturing tracking and execution system, partial payment for interior finish and fixtures of the Phase II factory facilities and the acquisition of new assembly and test equipment for expanding capacity of our LPCC product line.

During the year ended April 30, 2005, we sold certain equipment for $6.5 million to TGGT Equipment (HK) Limited (“TGGT”) that was then leased back from TGGT. Under the lease agreements, we are required to pay to TGGT on a quarterly basis the greater of (i) lease payment based on the reported usage of the equipment and (ii) a minimum commitment. The initial terms of the lease agreements expire upon the earlier of the date that the committed usage has been achieved or 14 quarters after the commencement date of the lease agreements. As of April 30, 2006, outstanding obligations amounted to approximately $4.6 million.

Pursuant to these sale-leaseback arrangements, TGGT entered into a separate term loan facility agreement for up to $5.0 million with Standard Chartered Bank. We and ASAT HK have fully and unconditionally guaranteed to Standard Chartered Bank the obligations of TGGT for this $5.0 million term loan facility.

In late December 2005, we were notified by Standard Chartered Bank of its unwillingness to grant an extension beyond January 15, 2006 for us to meet a net worth requirement, which was a condition of our guarantee. On March 31, 2006, we deposited $3.3 million in cash with Standard Chartered Bank as collateral for our guarantee obligations and, in consideration thereof, Standard Chartered Bank amended the term loan facility agreement and removed the net worth and financial requirements. On July 24, 2006, Standard Chartered Bank released us and ASAT HK from our guarantees.

Our subsidiary, ASAT China, was party to a Loan Agreement, dated February 23, 2005, with China Construction Bank, providing for a loan in the original principal amount of RMB40 million (equivalent to approximately $4.8 million). The loan bore interest at a rate of 5.022% per annum and matured on February 28, 2006. We guaranteed ASAT China’s obligations under the loan agreement. In April 2005, we made a partial repayment of principal in the amount of $604 thousand under this loan agreement and, during the year ended April 30, 2006, the remaining $4.2 million was fully repaid.

As of April 30, 2006, we had commitments for capital expenditures of approximately $2.9 million. These expenditures are expected to be used for the expansion of assembly and test capacity to meet future customer demand. We currently intend to fund these capital expenditures with the existing cash resources, positive cash flow generated from the savings, if any, expected to be realized from reductions in cost structure associated with the completion of the move of our manufacturing operations to Dongguan, China, and from the second tranche of our purchase money loan facility. See “Item 3—Key Information—Risk Factors—The financing commitment under our purchase money loan agreement is subject to a number of conditions that we may not be able to satisfy, and therefore we may not be able to obtain the remaining funds purported to be available under this commitment” regarding certain risks associated with our ability to obtain these funds. These plans are highly dependent on market conditions and the availability of capital on favorable terms, and as a result our actual capital expenditures may vary.

On June 23, 2005, we entered into a supply agreement with QPLL and Talent Focus, wholly-owned subsidiaries of QPL, one of our principal shareholders. The supply agreement principally governed the supply and delivery of leadframe, heat sinks and other related products to us based on our orders during the term of the supply agreement. The supply agreement also governed the treatment of the inventory supply arrangements under the supply agreement between the parties, as well as the extended payment term granted to us by QPLL and Talent Focus. Under the supply agreement, the number of account payable days was extended to ninety days from the date of issuance of an invoice.

On October 27, 2005, we entered into an Amended and Restated Supply Agreement with QPLL and Talent Focus amending and restating our June 23, 2005 agreement and governing the supply and delivery of leadframes, heat sinks and other related products to us based on our orders during the term of the supply agreement and the treatment of the inventory supply arrangements under the supply agreement between the parties. In connection with the financing agreements of two of our principal shareholder groups, we, QPLL and Talent Focus entered into this Amended and Restated Supply Agreement to provide that the payment terms shall be no more than (a) 30 days for invoices issued prior to November 16, 2005 and (b) for invoices issued after November 15, 2005 but prior to October 27, 2006, the longer of (i) 60 days or (ii) the average of such actual payable days achieved, consistent with past practice between us and our subsidiaries on the one hand and our material vendors on the other hand (as they are defined in the agreement), but in no event longer than 90 days; provided that all invoices issued on or before October 14, 2005 were deemed immediately due and payable as of the date of the agreement. The supply agreement is effective until October 27, 2006, and thereafter shall automatically be renewed for additional 12 month terms, unless the agreement is terminated by us upon written notice not less than six calendar months prior to the expiration date or otherwise in accordance with the provisions of the agreement.

On July 31, 2005, we entered into $30.0 million of financing commitments with JPMP Master Fund Manager, L.P. related funds and QPL, two of our principal shareholder groups, and affiliates of these two entities in the form of a $15.0 million preferred share financing and a $15.0 million purchase money loan facility.

The preferred share financing provided for the issuance and sale of 300,000 Series A Preferred Shares for a total price of $15 million and the issuance of five-year warrants for a total of 20 million ordinary shares exercisable at a price of $0.01 per ordinary share (equivalent to $0.05 per ADS), of which five-year warrants for a total of 5 million ordinary shares were issued as an arrangement fee. The securities purchase agreement for the Series A Preferred Share financing was amended and restated on October 27, 2005 to, among other things, add Olympus-ASAT II, L.L.C., or Olympus, as a party. The Series A Preferred Share financing closed on October 27, 2005.

The second $15.0 million of this financing is a purchase money loan facility from Asia Opportunity Fund, L.P., an affiliate of JPMP, and related funds. The facility may be drawn upon in two tranches. The first tranche of $10.0 million may be drawn upon if our consolidated cash position falls below $10.0 million. A second tranche of an additional $5.0 million may be drawn upon if our consolidated cash position again falls below $10.0 million. The maturity date of the loans made in a tranche is two years from the date such tranche is advanced. The interest rate payable on the loans is 15% per annum, with interest to be paid on a quarterly basis. We issued the administrative agent, on the date of the issuance and sale of Series A Preferred Shares described above, warrants to purchase an aggregate of 5,000,000 ordinary shares, which is the equivalent of 1,000,000 ADSs, exercisable at a price of $0.01 per ordinary share (equivalent to $0.05 per ADS).

On January 25, 2006, we borrowed the first $10.0 million tranche of funding under the purchase money loan facility. In return for drawing upon the first tranche, we issued the lenders warrants to purchase an aggregate of 15,668,170 ordinary shares, which is the equivalent of 3,133,634 ADSs, exercisable at a price of $0.01 per ordinary share (equivalent to $0.05 per ADS), as well as a commitment fee of $850,000 on a pro rata basis to the lenders that funded the first tranche. In each case, the warrants are exercisable for five years from the date of issuance.

The purchase money loan facility is unsecured and contains various affirmative and negative covenants binding on the Company and our subsidiaries, including limitations on our and our subsidiaries’ ability to incur indebtedness, grant liens on assets, pay dividends and enter into transactions with affiliates. In addition, we will be required to repay the loans with the net proceeds of certain issuances of equity and debt and certain asset sales. The loan agreement sets forth additional conditions to our ability to draw loans, including but not limited to the absence of any default under any material agreement of the Company, the providing of guaranties by certain of our subsidiaries, ongoing compliance and performance of our supply agreement with QPLL and Talent Focus, the absence of any material adverse change or new material adverse condition in or affecting the business, operations, property, results of operations, condition or prospects of us and our subsidiaries and the absence of any material adverse change or disruption in our industry or the financial, banking or capital markets that could reasonably be judged to adversely effect us or our subsidiaries. See “Item 3—Key Information—Risk Factors—The financing commitment under our purchase money loan facility is subject to a number of conditions that we may not be able to satisfy, and therefore we may not be able to obtain the remaining funds purported to be available under this commitment”.

We have agreed to file a registration statement covering the resale of the shares issuable upon exercise of the Series A Preferred Shares and warrants described above.

As required by the securities purchase agreement, in June 2006, we completed a rights offering of the Series A Preferred Shares and warrants for the benefit of existing shareholders, excluding the purchasers of the Series A Preferred Shares and certain other shareholders that have agreed to waive participation in the rights offering. In the rights offering, we distributed one subscription right for every 1,850 of our ordinary shares, or for every 370 of our ADSs, owned. Each subscription right entitled the recipient to purchase for $50.00 a unit consisting of one Series A Preferred Share and a warrant to purchase 50 ordinary shares. We sold 9,799 units in this offering and received gross proceeds of $489,950 in the rights offering.

On May 1, 2006, we entered into a financing agreement with a customer to provide us $6.0 million of financing in the form of advance payments for assembly and test services, subject to certain conditions. The advance was made to us on June 9, 2006. The primary purpose of this financing is to purchase new equipment to support the customer’s production capacity demands. This financing bears no interest and will be repaid beginning in January 2007 by off-setting amounts against our receivables from our future sales to the customer up to a fixed maximum monthly amount, with any difference between this maximum amount and receivables from our sales to the customer in a given month being paid by us in cash. The agreement contains various affirmative and negative covenants, including notice requirements for specified actions or events, restrictions on acquisitions and dispositions of property, business or assets, and transactions with affiliates. Events of default under the agreement include failure by ASAT to pay or perform its obligations under the agreement, cross defaults with specified indebtedness and bankruptcy events. Upon the occurrence of an event of default, the customer may require us to repay the remaining balance of the advance payment.

As we continue to face commercial business challenges, we have occasionally been in default or otherwise been out of compliance with the covenants and conditions in the agreements governing our debt. Such defaults have been cured or otherwise remedied by obtaining amendments or waivers from our creditors. However, we cannot assure you that we will not have additional defaults in the future, or that we will be able to obtain any necessary amendments or waivers to cure additional defaults in a timely manner or at all. The occurrence of a default or the failure to obtain any necessary amendment or waiver could have a material adverse effect on our business, financial condition and results of operations.

As described above, the remaining financing commitment under our purchase money loan facility is subject to certain important conditions, and we will not be able to obtain the remaining funds if we are unable to meet these conditions. In addition, we have been operating at a net loss for each fiscal year since the fiscal year ended April 30, 2002, and we have had negative operating cash flow in fiscal 2002, 2003 and 2006. Due to insufficient cash generated from operations, we have funded our operations primarily through the sale of debt securities, borrowings, equipment lease financings and other financing arrangements. While we have been implementing cost reduction programs since the end of the January 2002 quarter, we continue to have significant fixed expenses, and are incurring other manufacturing, sales and marketing, product development and administrative expenses. We are also obligated to make significant interest payments on our 9.25% senior notes due 2011 of approximately $7.0 million on August 1 and February 1 of each year. As a result of this negative cash flow and our ongoing expenditure requirements, even if we obtain funds under the remaining purchase money loan facility commitment, we may still need to raise additional financing to fund our operations in the near future. Our ability to raise any future additional or alternate financing will be limited by our future financial situation and market conditions, as well as the covenants in our 9.25% senior notes due 2011 and our purchase money loan agreement and requirements to obtain approval of certain types of financings from our shareholders. It may be difficult for us to raise additional capital if and when it is required. If adequate capital is not available to us as required, or if it is not available on favorable terms, our business and financial condition would be adversely affected.

We believe that our existing cash and cash equivalents and anticipated cash flow from operations based on current market conditions and funds from various financing arrangements described above will be sufficient to meet our anticipated cash needs in the ordinary course of business for at least the next 12 months.

Debt. As of April 30, 2006, our total outstanding debt was $164.6 million, consisting of $150.0 million of 9.25% senior notes due 2011, $4.6 million of capital lease obligations and $10.0 million under our purchase money loan facility. As indicated above, the indenture that governs the senior notes requires the Company to comply with certain covenants, which limit our ability to:

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

Our purchase money loan facility contains these restrictions plus additional restrictions on our ability to incur debt.

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

Contractual Obligations. The following table summarizes our existing contractual obligations for future debt repayments, lease obligations and capital expenditures as of April 30, 2006:

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	$’000	$’000	$’000	$’000	$’000
Long-term debt (1)	219,375	13,875	27,750	177,750	—
Purchase money loan (2)	13,000	1,896	11,104	—	—
Operating leases (3)	35,627	6,605	8,709	5,922	14,391
Capital lease obligations (4)	4,835	2,261	2,574	—	—
Capital expenditures (5)	2,898	2,898	—	—	—

Total	275,735	27,535	50,137	183,672	14,391

(1)	Long-term debt
Principal and interest for the 9.25% senior notes that would accrue are included.
(2)	Purchase money loan
Interest for the purchase money loan that would accrue is included based on an interest rate of 15% per annum.
(3)	Operating leases
We lease certain land, buildings, equipment and machinery, under operating lease agreements expiring at various times through August 2018. The Hong Kong assembly and office facility is leased under a three-year term which expires on March 31, 2007. The lease of our Hong Kong office facility was renewed in August 2006 under a one-year term which expires on August 31, 2007, with an option to extend for an additional year.

We entered into a lease of a factory facility (the “Phase I facility”) in Dongguan, China in August 2002 under which the lessor was responsible for the design, construction and facilitization of the factory facilities. Under the terms of the lease, we are obligated to pay a monthly rental payment and management service fee for a period of 15 years from September 2003.

On May 7, 2004, we entered into a lease agreement of another factory facility (the “Phase II facility”) in Dongguan, China, under which the lessor was responsible for the design and construction of the factory building. We are obligated to pay monthly lease payment for a term of 15 years starting from August 1, 2005. Under the terms of the Phase II facility lease, we are obligated to pay monthly payment of $179 thousand for the first six years of the lease term and $90 thousand per month for the seventh to fifteenth years of the lease term.

Future minimum lease payments under operating leases as of April 30, 2006 are as follows:

$’000
Fiscal year ending April 30:
2007	6,605
2008	4,382
2009	4,327
2010	3,230
2011	2,692
Thereafter	14,391

35,627

As of April 30, 2005, a total of $2.7 million in deposit payments were paid to the lessor of the Phase II facility. Under the terms of the lease, these amounts are to be applied towards future lease and management fee payments starting from August 1, 2005 until the deposit is fully applied. As of April 30, 2006, all $2.7 million was applied.

The exchange rate assumed above is for HK$7.80 per $1.00.

(4)	During the year ended April 30, 2005, we sold certain equipment for $6.5 million. The equipment was leased back from the purchaser (the “purchaser-lessor”) under leases pursuant to which we are required to pay to the purchaser-lessor on a quarterly basis the greater of (i) lease payments based on the reported usage of the equipment and (ii) a minimum commitment. The initial terms of the leases expire upon the earlier of the date that the committed usage has been achieved under the leases or 14 quarters after the lease commencement date. In connection with the sale-leasebacks, we recognized a gain on disposal of fixed assets of approximately $115 thousand, which has been deferred and amortized in the consolidated statement of operations against depreciation expenses over the term of the leases. The sale-leaseback arrangements are classified as capital leases.

Future minimum lease payments under capital lease obligations as of April 30, 2006 are as follows:

$’000
Fiscal year ending April 30:
2007	2,261
2008	1,845
2009	729

Total minimum lease payments	4,835
Less: amounts representing interest	(245)

Present value of minimum payments	4,590
Current portion	(2,051)

Non-current portion	2,539

At the inception of the leases, we paid to the purchaser-lessor a deposit and prepaid rent amount of $1.6 million. The amount is classified as other non-current assets in the consolidated balance sheet as of April 30, 2005 and 2006.

At the end of the initial lease terms, we have an option to (i) return all equipment to the purchaser-lessor; (ii) purchase all the equipment at prices based on the then fair market values of the equipment; or (iii) extend the lease terms by two additional quarters and purchase the equipment at a price of $1,000 for each piece of equipment.

(5)	As of April 30, 2005, we had contracted for capital expenditures on property, plant and equipment, including the completion of the interior finish and fixtures contract for our Phase II facility that was entered into in the October 2004 quarter, of $21.1 million. As of April 30, 2006, we had contracted for capital expenditures on property, plant and equipment of $2.9 million.

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

We have a dedicated team of engineers in Dongguan, China and the United States to provide package design services as well as thermal and electrical performance computer simulation and measurement services. In fiscal year 2006, we transferred all remaining engineers from our Hong Kong facility to Dongguan, China. We plan to expand our design and engineering services to more fully participate in the early stages of our customers’ design process. We strive to understand our customers’ new semiconductor design and packaging needs to design advanced packaging solutions for each new product generation. Our relationships with our customers enables us to proactively anticipate our customers’ needs and to move quickly bring the resulting package technologies to market. We seek to differentiate our package design services by working more closely with customers to “co-develop” packages in parallel with the development of the integrated circuit itself. Given the growing co-dependencies between integrated circuit design on the one hand and package design on the other that are required to meet the demands of high-performance, fast signal, thermally demanding and reliable circuits, we believe that we will be able to remain competitive in the marketplace for advanced packaging designs by offering customers the required engineering talent and design expertise at the outset of the development effort.

In addition to our internal and co-development work with our customers, we also work closely with our equipment and material suppliers in developing advanced processing capabilities and materials for use in our assembly processes. During our last three fiscal years, our research and development expenditures ranged between $4.1 million and $4.6 million or approximately 2.1% to 2.3% of net sales. In fiscal year 2005 and 2006, our research and development expenditures were $4.5 million or approximately 2.3% of net sales and $4.1 million or approximately 2.2% of net sales, respectively.

We have a proven track record of introducing innovative packages to the market. We target our research and development efforts toward leading edge packaging technologies and as a result of these efforts, we have made significant accomplishments in packaging, including the following:

•	We believe we are an acknowledged developer of the rapidly expanding and industry-wide standard package type known as the quad flat no-lead (QFN) device and have issued U.S. patents for our LPCC product and our proprietary manufacturing processes. We also have several variations of QFN packages and methods for their manufacture with U.S. patent protection, including multi-row QFN and TAPP™ process for manufacturing the various QFN packages. The QFN package technology is now generally recognized as the leading chipscale package format and has become a JEDEC standard.

•	We are a leading developer in what we believe may be the next generation QFN product type, our proprietary TAPP™ technology. The manufacturing processes for our TAPP™ product family have been fine tuned by such techniques as high-density strip configuration to reduce costs and increase throughput. At the same time, we have been able to reduce the overall package dimensions to the point where the finished package is truly “chipscale” and is not much larger than the semiconductor die itself. Our TAPP™ product was adopted as a JEDEC standard for the packaging industry.

•	For “flip chip” technology, which has become a more common packaging format in many of our existing customers’ product portfolios, we have continued to invest in research and development and have sought to differentiate our flip chip assembly capability by offering package and assembly technologies for use with the latest generation of integrated circuits, which utilize “low-K” dielectric materials and copper interconnects.

TREND INFORMATION

Please see “—Operating Results” and Item 4 “Information on the Company—Business Overview” for trend information.

OFF-BALANCE SHEET ARRANGEMENTS

Our off-balance sheet arrangements consist of the agreements relating to our Phase I and Phase II facilities in Dongguan, China. We entered into a lease for our Phase I facility in Dongguan, China in August 2002 under which the lessor was responsible for the design and construction of the factory facility. We are obligated to pay a monthly rental payment and management service fee for a period of 15 years from September 2003. These monthly rental payments are HK$1.4 million (approximately $179 thousand at an assumed exchange rate of HK$7.80 per $1.00) for the first six years of the rental term, HK$350,000 (approximately $45 thousand at an assumed exchange rate HK$7.8 per $1.00) for the seventh to eleventh years and HK$385,000 (approximately $49 thousand at an assumed exchange rate of HK$7.80 per $1.00) for the twelfth to fifteenth years. Under the terms of the lease, we have an option and a right of first refusal to purchase the Phase I facility and the land-use right of the land on which the facility is located at prices fixed in a predetermined schedule or, subsequent to October 2009, at prices based on the then fair market value of the factory facility and the related land use right. The highest price for the Phase I facility and the related land-use right listed on the predetermined schedule to the lease agreement is HK$108.4 million (approximately $13.9 million at an assumed exchange rate of HK$7.80 per $1.00), which is the amount we would be obligated to pay if we were to exercise our option and right of first refusal under the lease in October 2004.

We also entered into a lease for our Phase II facility in Dongguan, China in May 2004 under which the lessor was responsible for the design and construction of the facility. We are obligated to pay a monthly lease payment for a term of 15 years starting from August 2005. Under the terms of this Phase II lease, we are obligated to pay monthly payments of HK$1.4 million (approximately $179 thousand at an assumed exchange rate HK$7.8 per $1.00) for the first six years of rental term and HK$700 thousand (approximately $90 thousand at an assumed exchange rate HK$7.80 per $1.00) per month for the seventh to fifteenth years of the rental term. From October 31, 2008 and onward during the term of the lease, we have an option and a right of first refusal to purchase the Phase II facility and the land-use right of the land on which the facility is located at prices fixed in a predetermined schedule during the period from October 2008 to July 2011 and thereafter at prices based on the then fair market value of the facility and the related land-use right. The highest price for the Phase II facility and the related land-use right listed on the predetermined schedule to the lease agreement is HK$60.0 million (approximately $7.7 million at an assumed exchange rate of HK$7.8 per $1.00), which is the amount that we would be obligated to pay if we were exercise our option and right of first refusal under the Phase II lease in October 2008.

These arrangements enabled us to lease the Phase I and Phase II facilities from a third party rather than finance the construction of the facilities ourselves. If we had financed the construction of the Phase I and Phase II facilities, we would have been required to recognize a liability for obligations we undertook in connection with the financing.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth information about the persons who serve as directors and senior management of ASAT Holdings as of the date of this Annual Report. Shareholders are entitled to re-elect the board of directors at each annual meeting. Senior management are appointed by, and serve at the discretion of, the board of directors. The business address of each director is 14th Floor, QPL Industrial Building, 138 Texaco Road, Tsuen Wan, New Territories, Hong Kong.

Directors

Name	Age	Position	Position Held Since
Kei W. Chua	33	Director	June 2005
Peter Hopper	47	Director	September 2006
Kevin Kit Tong Kwan	54	Director	March 2006
Tung Lok Li	54	Director	October 1999
Joseph A. Martin	58	Director	March 2004
Henry C. Montgomery	70	Director and Chairman of the Board and the Audit Committee	Director since June 2004 Chairman since June 2005
Glen G. Possley	66	Director	November 2005
Stephen M. Shaw	45	Director and Chairman of the Compensation Committee and the Nominating and Governance Committee	Director since February 2003 Chairman of the Committees since October 2004
Eugene Suh	39	Director	August 2005

Senior Management

Name	Age	Position	Position Held Since
Tung Lok Li	54	Acting Chief Executive Officer	September 2006
Kei W. Chua	33	Acting Chief Financial Officer	September 2006
Joseph A. Martin	58	Executive Vice President of Sales and Marketing	September 2006
Jerry Herrera	45	Senior Vice President of Manufacturing	February 2005
Leo M. Higgins III	55	Senior Vice President, Engineering and Technology	June 2006
Kevin T.S. Kong	33	General Counsel and Secretary	General Counsel since January 2006 Secretary since March 2006
Florence S.T. Mui	31	Vice President of Corporate Development and Supply Chain Management	August 2005

There are no family relationships between any director and senior executive.

Kei W. Chua is a Managing Director of CCMP Capital Asia Pte. Ltd. (formerly known as J.P. Morgan Partners Asia Pte. Ltd.). From 1999 to 2000, Mr. Chua was Vice President of Cerberus Capital Management, a special situations investment fund. Before joining Cerberus, Mr. Chua worked as an investment banker at Donaldson, Lufkin & Jenrette in both New York and Asia. Mr. Chua received a B.A. degree from Columbia University.

Peter Hopper is currently a Senior Advisor to CCMP Capital Asia Pte. Ltd. (formerly known as J.P. Morgan Partners Asia Pte. Ltd.) and related group entities. Recently, Mr. Hopper has focused on supporting venture capital and private equity companies investing in technology companies in Asia. Prior to 2003, Mr. Hopper was with Philips Electronics where he served in many operational, general management and chief executive officer roles with a number of business units, including the chief executive officer of the mobile display business unit based in Hong Kong. Mr. Hopper holds a Business Studies degree from Northumbria University and an M.B.A. from Manchester Business School from the U.K.

Kevin Kit Tong Kwan is currently a member of the Board of Directors of QPL. Prior to joining QPL in 1999, Mr. Kwan spent 19 years providing auditing, accounting and corporate advisory services at PricewaterhouseCoopers and public and private companies in Hong Kong and overseas. In addition, Mr. Kwan held various financial control management positions with the China International Trust and Investment Corporation group of companies. Mr. Kwan is currently a nonexecutive director of Wafer Systems Limited, a Greater China-based provider of technologies for the network infrastructure market. Mr. Kwan is a fellow member of the Chartered Association of Certified Accountants and the Hong Kong Institute of Certified Public Accountants. Mr. Kwan has a bachelor’s degree in commerce from the University of Southern Queensland, Australia.

Tung Lok Li has over 25 years of experience in the semiconductor sector and was previously Chairman of ASAT’s Board and has served and continues to serve as the Chairman of the Board of QPL, which has been listed on the Stock Exchange of Hong Kong since 1989. Mr. Li was the Chairman of the Board of Peak Plastic until he resigned in October 2001. Mr. Li holds a B.S. degree in chemical engineering from the University of Wisconsin, Madison.

Joseph A. Martin is currently our Executive Vice President of Sales and Marketing. Prior to assuming this position, Mr. Martin was Chief Executive Officer of QPL International Holdings, a position he occupied from February 2004 through September 1, 2006. From 1993 until he joined QPL, Mr. Martin was with ASAT where he served in a number of senior level management positions, including Senior Vice President of Strategic Planning, Chief Operating Officer and as a Director. From 1983 until he joined ASAT, Mr. Martin was with Amkor Electronics where he held various senior level positions, including Vice President of European Sales and Vice President of Marketing for Amkor’s advanced product lines. Prior to that, Mr. Martin held various sales, management and engineering positions with TRW, Thompson CSF, and Texas Instruments. Mr. Martin received his undergraduate degree in chemistry from Lamar University.

Henry C. Montgomery has more than 40 years of finance and management experience and is currently the chairman of Montgomery Professional Services Corporation, a financial and human resources services firm. Previously, Mr. Montgomery held senior-level management positions at various technology companies including Spectrian Corporation, Indus International, Inc., Pinnacle Micro, Inc., SyQuest Technology, Inc., Trilogy Limited, WordStar International Corporation, Saga Corporation, Memorex Corporation, and Fairchild Camera and Instrument Corporation. He also held positions at McKinsey & Company and Arthur Andersen & Co. Mr. Montgomery currently serves on the board of directors of two other publicly traded companies. He serves as chairman of the board and chairman of the audit committee and a member of the compensation committee for Catalyst Semiconductor, Inc. and as a director, chairman of the audit committee and as a member of the compensation committee for Swift Energy Company. Mr. Montgomery holds a bachelor’s degree in economics from Miami University in Oxford, Ohio.

Dr. Glen G. Possley has 37 years of experience in the semiconductor business focused on operations management, product and process development and engineering. From January 1998 to the present, Dr. Possley served as a managing general partner at Glen-Ore Associates, a consulting company focused on the semiconductor business. From January 1998 to January 2000, he was a partner at International Technology Ventures and N-Able Group. Dr. Possley serves as the director and member of the audit committee for Novellus Systems, Inc., and as a director, chairman of the corporate governance and nominating committee and as a member of audit committee and compensation committee for Catalyst Semiconductor Inc. He received a B.S. in Mathematics from Western Illinois University and a Ph.D. in Physical Chemistry from the University of Kentucky.

Stephen M. Shaw is currently President of SMS Development, Inc. Previously, Mr. Shaw was a senior partner with McKinsey and Company where he spent 16 years principally engaged in corporate strategy and organizational development projects for clients with a large presence in China. Prior to joining McKinsey, Mr. Shaw held several positions of increasing responsibility at Procter and Gamble and Paine Webber Capital. Mr. Shaw holds a Sc.B. degree in electrical engineering and an A.B. in economics from Brown University and an M.B.A. from Harvard Business School.

Eugene Suh is a Partner at CCMP Capital Asia Pte. Ltd. (formerly known as J.P. Morgan Partners Asia Pte. Ltd.). Prior to joining CCMP Capital Asia Pte. Ltd., Mr. Suh was an associate director for one year in the Distressed Debt Investment Group at Bear Stearns in Hong Kong where he was responsible for sourcing and evaluating distressed debt investments in Korea, Thailand and Hong Kong. Previously, Mr. Suh was a director at Ferrier Hodgson, an internationally affiliated group that focuses on advising distressed corporations and banks in corporate finance, operational turnarounds and debt restructing transactions. Before joining Ferrier Hodgson, Mr. Suh was a member of Ernst & Young’s Restructuring and Reorganizational Group in New York. Mr. Suh is a certified public accountant. Mr. Suh holds a B.A. from Trinity College in the U.S. and an M.B.A. from the Stern School of Business at New York University.

Jerry Herrera has been with ASAT Holdings since 1989. From 1986 until joining ASAT, he worked at Swire Technologies in Hong Kong, where he was primarily responsible for process development and engineering. From 1982 to 1986, he worked for the manufacturing division of AMD in the Philippines. Mr. Herrera received an undergraduate degree in electronics and communications and engineering from University of Santo Tomas, Philippines.

Dr. Leo M. Higgins III has 27 years of experience in the semiconductor packaging industry, and has been with ASAT, Inc. for three years, earlier as the Director of Applications Engineering, and now as the Vice President of Engineering and Technology. Prior to joining ASAT, Dr. Higgins was with Siemens directing new IC Packaging Technology, die bonder development, and laser via drilling business development. Previously, he directed R&D organizations at Motorola Semiconductor, Prime Computer, Cabot/Augat Ceramics and Kyocera. He holds 27 issued U.S. patents in microelectronic packaging. Dr. Higgins holds a B.S., M.S. and Ph.D. in Ceramic Engineering from Rutgers University.

Kevin T.S. Kong joined ASAT after years of private practice with international law firms. Prior to joining ASAT, Mr. Kong was an associate at the Shanghai office of Sidley Austin Brown & Wood LLP and the New York office of Holland & Knight LLP. He concentrated in mergers and acquisitions, corporate and structured finance. Mr. Kong received a B.A. in economics and political science from Columbia University and a J.D. from the Cornell Law School. Mr. Kong is a member of the New York Bar.

Florence S.T. Mui joined ASAT in 2001 and has held positions of increasing responsibility in finance, strategic planning and supply chain management. Prior to joining ASAT, Ms. Mui was an equity analyst with Asia Commercial Bank and specialized in the semiconductor sector. Ms Mui received a bachelor’s degree in Business Management from King’s College, University of London, and a Distinction in Master degree in Investment Management from City University Business School, London.

In June 2006, our former Chief Financial Officer resigned and on September 1, 2006 our former Chief Executive Officer resigned, both for personal reasons. Our current Acting Chief Executive Officer and Acting Chief Financial Officer assumed their positions for the interim period during which we are actively searching for a permanent Chief Executive Officer and a permanent Chief Financial Officer. Our current Acting Chief Executive Officer and Acting Chief Financial Officer are both members of our board of directors and are each affiliated with two of our principal shareholder groups, respectively. For further information, see Item 7 — “Major Shareholders and Related Party Transactions – Related Party Transactions”. We cannot assure you that we will be successful in attracting and retaining a permanent Chief Executive Officer or a permanent Chief Financial Officer in the near future or that our current Acting Chief Executive Officer and Acting Chief Financial Officer will continue to serve ASAT until permanent hires are made.

COMPENSATION

For the year ended April 30, 2006, we paid an aggregate compensation to our senior management and directors as a group of approximately $2.0 million. For the year ended April 30, 2005, we paid an aggregate compensation to our senior management and directors as a group of approximately $1.5 million. For the year ended April 30, 2006, the aggregate amount accrued and unpaid by us to provide fees, pension retirement or similar benefits for our directors and executive officers as a group was approximately nil. For the year ended April 30, 2005, the aggregate amount of accrued and unpaid by us to provide fees, pension retirement or similar benefits for our directors and executive officers as a group was approximately $100 thousand.

Some of our executive officers have entered into employment agreements or arrangements with us that entitle these executive officers to certain separation benefits in the event that they are terminated either “without cause” or due to a “change in control” as those terms are generally understood. Upon termination without cause, some executive officers may receive severance amounts equaling from 30 days base salary to six months base salary to, in one instance, one year’s base salary. A few executive officers are entitled to receive one year’s base salary if their termination results from a change in control. Additionally, several executive officers are entitled to receive severance payments in line with the amounts specified regarding a termination without cause, if they are “constructively terminated” resulting from a material change in duties and responsibilities, a significant reduction in salary, a change in reporting relationships, etc.

For information on stock options held by directors and officers as a group, see “—Share Ownership”.

BOARD PRACTICES

Under the Restated Articles of Association of ASAT Holdings as amended, the board consists of no fewer than three and no greater than ten directors. Shareholders are entitled to re-elect the board of directors at each annual general meeting. Vacancies on the board can be filled by a majority of the directors present at a board meeting and vacancies of independent director seats also require approval by a majority of the independent directors. Vacancies can also be filled by a written resolution signed by all directors. In accordance with Nasdaq Marketplace Rule 4350(c)(1), our board of directors has determined that Mr. Montgomery, Mr. Possley and Mr. Shaw are independent directors under the applicable rules promulgated by Nasdaq.

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

Board of Directors’ Committees

Our audit committee consists of three members: Mr. Montgomery, Mr. Possley and Mr. Shaw. Mr. Montgomery serves as chairman and the designated financial expert of the audit committee. The audit committee performs the following duties, among others: to appoint, determine funding for and oversee the activities of the independent auditor; to review the independence and performance of the independent auditors; to pre-approve all audit and permitted non-audit services to be provided by the independent auditors; to review audited annual financial statements and other related financial matters; to review our annual and interim quarterly financial results and the associated financial news releases; to discuss with management and independent auditors the quality and adequacy of our internal financial controls, critical accounting policies and practices, and all material written communications between the independent auditor and management; to receive and review on a confidential basis all complaints received regarding our accounting controls or practices; and to review and approve any related party transactions involving us and any of our officers or directors. The charter of the audit committee is available on our website at http://www.asat.com/investor/governance.

Our compensation committee consists of three members: Mr. Shaw, Mr. Montgomery and Mr. Possley. Mr. Shaw serves as chairman of the compensation committee. The compensation committee performs the following duties, among others: to review matters relating to the compensation of directors, senior management and employees; to administer our stock option plan, including the granting of individual incentive stock option awards; to oversee the adoption, implementation and administration of any of our short-term incentive and bonus plans; and to oversee the adoption, revision, implementation and administration of all of our employee benefit plans. The charter of the compensation committee is available on our website at http://www.asat.com/investor/governance.

Our nominating and governance committee consists of three members: Mr. Shaw, Mr. Montgomery and Mr. Possley. Mr. Shaw serves as chairman of the nominating and governance committee. The nominating and governance committee performs the following duties, among others: to oversee the nominating process for the independent directors who will serve on the board of directors; to assist in insuring that the board of directors meets its fiduciary obligations to our shareholders; and to insure that the board of directors and ASAT follow appropriate corporate governance standards. The charter of the nominating and governance committee is available on our website at http://www.asat.com/investor/governance.

In addition, ad-hoc committees may be formed by the board of directors from time to time to address specific matters.

EMPLOYEES

As of April 30, 2006, we employed 2,898 full-time employees, of whom 32 were employed in research and development, 2,019 in assembly, 139 in test services, 445 in material control, quality control, facility engineering and assurance, 109 in marketing, sales and customer services and 154 in administration. There were 718 employees located in Hong Kong, 2,136 in China, 34 in the U.S., 8 in Asia (excluding Hong Kong and China) and 2 in Europe. We believe our relationship with our employees is generally good. None of our employees belong to a union, however, we expect that our work force may unionize in China.

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

As of April 30, 2006, we had outstanding stock options for 42,140,245 ordinary shares, equivalent to 8,428,049 ADSs, with a weighted average exercise price of $0.328 per ordinary share (equivalent to $1.64 per ADS including options granted pursuant to the Stock Option Exchange Program as described in the previous paragraph). Of the total amount of outstanding stock options as of April 30, 2006, we have outstanding stock options granted to our directors and executive officers as a group for 19,425,000 ordinary shares, equivalent to 3,885,000 ADSs, with a weighted average exercise price of $0.28 per ordinary share (equivalent to $1.40 per ADS).

The following chart sets forth as of April 30, 2006 the total ordinary shares that may be received by option holders upon exercise of currently outstanding options, the weighted average exercise price of those outstanding options and the numbers of ordinary shares that are still available for future issuance under the plan after considering the stock options currently outstanding. All of the options currently outstanding and described below have been or can be issued pursuant to our 2000 Stock Option Plan. The plan has been approved by our stockholders.

Plan Category	Number of shares to be issued upon exercise of outstanding options	Weighted average exercise prices of outstanding options per ordinary share	Weighted- average exercise price of outstanding options per ADS	Number of shares remaining available for future issuance under equity compensation plan
Equity compensation plans approved by stockholders 2000 Stock Option Plan	42,140,245	$0.328	$1.64	57,344,940
Equity compensation plan not approved by stockholders	None	—	—	None
Total	42,140,245	$0.328	$1.64	57,344,940

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

The following table contains information concerning the ownership of our ordinary shares and our Series A Preferred Shares by each person who we know beneficially owns 5% or more of our ordinary shares or our Series A Preferred Shares as of April 30, 2006. The share ownership information of our ordinary shares in the following table is based on information contained in statements on Schedule 13D or Schedule 13G filed by the shareholders with the SEC or information furnished to us by the shareholders. The percentage ownership of our ordinary shares in the table below is based on 682,806,869 ordinary shares outstanding as of April 30, 2006. The share ownership information of our Series A Preferred Shares in the following table is based on information contained in our register of members. The percentage ownership of our Series A Preferred Shares in the table below is based on 300,000 Series A Preferred Shares outstanding as of April 30, 2006.

Shareholder	Number of Ordinary Shares Owned	Percentage of Ordinary Shares Beneficially Owned	Number of Series A Preferred Shares Owned(6)	Percentage of Series A Preferred Shares Beneficially Owned
JPMP Master Fund Manager, L.P. related funds:
Asia Opportunity Fund, L.P. (1)	125,781,372	18.4%	71,369	23.8%
Chase Asia Investment Partners II (Y), LLC (1)	50,373,588	7.4%	28,583	9.5%
CAIP Co-Investment Fund Parallel Fund (I) C.V. (1)	12,211,373	1.8%	6,929	2.3%
CAIP Co-Investment Fund Parallel Fund (II) C.V. (1)	8,140,911	1.2%	4,619	1.6%
J.P. Morgan Partners (BHCA), L.P. (1)	799,330	0.1%	—	—

	197,306,574	28.9%	111,500	37.2%
Olympus Capital Holdings Asia related funds (2)(3)	71,697,782	10.5%	38,500	12.8%
QPL International Holdings Limited (4)(5)	289,672,528	42.4%	150,000	50.0%

(1)	The amount of shares reported consists of ordinary share owned by Asia Opportunity Fund, L.P. (“Asia Fund”), Chase Asia Investment Partners II (Y), LLC (“CAIP”), CAIP Co-Investment Fund Parallel Fund (I) C.V. (“CAIP Parallel I”), CAIP Co-Investment Fund Parallel Fund (II) C.V. (“CAIP Parallel II”) and collectively with CAIP Parallel I, CAIP and Asia Fund, the “Asia Entities”) and J.P. Morgan Partners (BHCA), L.P. (“J.P. Morgan Partners (BHCA)” and collectively with CAIP and the Asia Entities, the “J.P. Morgan Entities”). The sole member of CAIP is J.P. Morgan Asia Investment Partners, L.P. (“JPM Investment”), whose general partner is J.P. Morgan Asia Equity Partners, L.P. (“JPM Equity”). The general partner of each of the Asia Entities is Asia Opportunity Company (“Asia Opportunity”), a wholly owned subsidiary of JPM Equity. The general partner of J.P. Morgan Partners (BHCA) is JPMP Master Fund Manager, L.P. (“JPMP Manager”), whose general partner is JPMP Capital Corp. (“JPMP Capital”), a wholly owned subsidiary of JPMorgan Chase & Co. (“JPM Chase”), a publicly traded company. The general partners of JPM Equity are JPMP Asia Equity Company, a Cayman Islands exempted company and wholly owned subsidiary of JPMP Manager, and Liu Asia Equity Company, a Cayman Islands exempted company.

(2)	See “—Olympus Capital Holdings Asia” below.
(3)	Daniel R. Mintz, Director, Funding Managing Director and President of Olympus Capital Holdings Asia (“Olympus Capital”), Lawrence S. Miao, Director, Founding Managing Director and Vice President of Olympus Capital, Frederick J. Long, Director, Founding Managing Director and Vice President of Olympus Capital, and Jeffrey E. Glat, Managing Director, Chief Financial Officer, Secretary and Treasurer of Olympus Capital, are the control persons and executive officers of Olympus Capital, the entity which has the power to vote, or direct the vote, and the sole power to dispose of, or direct the disposition of, all of the Ordinary Share held of record by Olympus-ASAT II, L.L.C.
(4)	The ordinary shares are held by The Industrial Investment Company Limited, QPL (US) Inc. (formerly Worltek International Limited) and Everwarm Limited, wholly owned subsidiaries of QPL, and the Series A Preferred Shares are held by Everwarm Limited.
(5)	In his most recently filed statement on Schedule 13D, Mr. Tung Lok Li, one of our directors, stated that he may be deemed to have voting or investment power over these securities. See “—Directors and Executive Officers”.
(6)	Each Series A Preferred Share is currently convertible into 555.556 ordinary shares.

Olympus Capital Holdings Asia

Olympus Capital Holdings Asia, an investment management firm, is a company limited by shares organized under the laws of the Cayman Islands. Olympus Capital Holdings Asia serves as investment manager of Olympus-ASAT II, L.L.C. As such, Olympus Capital Holdings Asia has the sole power to vote, or direct the vote, or direct the vote, and the sole power to dispose of, or direct the disposition of, all of the ordinary shares held of record by this entity.

QPL International Holdings Limited

QPL (Holdings) Ltd. was formed in 1981 under the name of Quality Platers Limited. In 1989, QPL (Holdings) Ltd. undertook a group reorganization scheme whereby its listing was replaced by QPL International Holdings Limited which was incorporated in Bermuda in 1989.

Directors and Executive Officers

Other than Mr. Tung Lok Li, none of our directors or executive officers individually beneficially owns more than 1% of our outstanding ordinary shares. Mr. Tung Lok Li, one of our directors, beneficially owns approximately 31% of QPL, which in turn indirectly owns approximately 289,672,528 ordinary shares or approximately 42.4% of ASAT Holdings’ ordinary shares. In his most recently filed amendment to his statement on Schedule 13D, Mr. Li stated that he may be deemed to be the beneficial owner of the 289,672,528 ordinary shares industry held by QPL pursuant to Rule 13d-3 of the Exchange Act. In addition, Mr. Li beneficially owns 500,000 shares of our ADSs, which is equivalent to 2,500,000 ordinary shares, subject to options which are exercisable within 60 days of April 30, 2006 and 1,448,000 ordinary shares, which is equivalent to 289,600 ADSs.

Shareholders Agreement

The shareholders listed in the table above, Orchid Hong Kong Investment Holdings and certain other investors, or “shareholders” entered into a shareholders agreement relating to transfers of ASAT Holdings’ ordinary shares, voting rights and other matters. Under the shareholders agreement, the shareholders agreed to vote their ordinary shares and take all action so that three directors on the board of director are appointed by Asia Opportunity Fund, L.P., three by QPL and three independent directors are individuals selected by Asia Opportunity Fund, L.P. and nominated by QPL for recommendation to the board of directors for approval and appointment by the board of directors, subject to decrease as their respective shareholding decreases. Orchid Hong Kong Investment Holdings is no longer a party to the shareholders agreement.

The agreement also limits the ability of shareholders to transfer their ordinary shares in ASAT Holdings, except with respect to sales to transfer to permitted transferees, sales on Nasdaq or on any other internationally recognized stock exchange on which the ordinary shares are listed, or through a registered public offering, in each case, subject to laws and regulations of the relevant jurisdiction. These share transfer restrictions include rights of first offer, tag along rights and the right of QPL, Asia Fund and CAIP to require the other shareholders to participate in a sale of ordinary shares to a third party if the per share purchase price meets a minimum threshold and if other conditions are met, as more fully described in the shareholders agreement. The investor group has signed an agreement generally to vote in unison.

Our Dividend Distribution Policy

Our policy is not to pay dividends on our ordinary shares or our ADSs for the foreseeable future. Furthermore, our ability to pay dividends will be restricted by the covenants of the indenture governing our 9.25% senior notes due 2011, our purchase money loan agreement and foreign law and exchange restrictions.

Our Series A Preferred Shares are entitled to a semi-annual dividend equal to 13% of the purchase price therefor, or $50, payable in arrears on March 15 and September 15. Such dividends are payable, at our option, in cash unless payment in cash is prohibited by law or by the terms of our debt instruments, or in additional Series A Preferred Shares or ordinary shares of the Company.

On March 15, 2006, we paid the semiannual dividend of $743 thousand due on our outstanding Series A Preferred Shares. We paid the dividend in our ordinary shares, issuing 11.15 of our ordinary shares per Series A Preferred Share and 3,345,054 ordinary shares in the aggregate to members of the investor group and Everwarm Limited, a wholly-owned subsidiary of QPL. On September 15, 2006, we paid the next semiannual dividend of $992 thousand due on our outstanding Series A Preferred Shares. We paid the dividend in our ordinary shares, issuing 36.73 ordinary shares per Series A Preferred Share and 11,020,338 ordinary shares in the aggregate to members of the investor group and Everwarm Limited, and issuing 9.97 ordinary shares per Series A Preferred Share and 97,706 ordinary shares in the aggregate to holders of Series A Preferred Shares who subscribed to our rights offering, all in accordance with the terms of our Series A Preferred Shares.

RELATED PARTY TRANSACTIONS

In March 2001 we entered into a supply agreement with QPLL and Talent Focus, both wholly-owned subsidiaries of QPL, one of our principal shareholders, pursuant to which QPLL and Talent Focus, as our preferred suppliers, agreed to supply leadframes based on our orders from time to time during the term of the contract (the “Original Supply Agreement”). QPL is our largest affiliated shareholder group. In addition, Mr. Tung Lok Li, one of our directors, is chairman of the board of QPL and beneficially owns approximately 31% of QPL. The Original Supply Agreement expired on April 30, 2004. The prices for the leadframes provided to us under this Original Supply Agreement were fair market value plus a premium of not less than 5% of fair market value. We believe that the premiums paid to QPL for leadframe materials under the Original Supply Agreement were fair and reasonable for a number of reasons, including: (i) we have been consistently granted priority for needed capacity for our orders even though QPL has been operating in an environment during which it must allocate products among its other customers, (ii) QPL engineers have consistently given us first priority to address quality or production related issues with us, (iii) QPL engineers have consistently worked closely with our engineers and production managers to expeditiously design and manufacture leadframes to our customer specifications, (iv) the close proximity of the QPL manufacturing facilities to our assembly operations, first in Tsuen Wan, Hong Kong and more recently in Dongguan, China, have resulted in the expeditious delivery of leadframes to us, and (v) QPL has been willing to hold inventory for us and/or our customers under our “just-in-time” inventory management system. Fair market value under this expired contract was determined by reference to the quotations obtained from two or more reputable vendors in the integrated circuit industry selected by us and approved by QPLL and Talent Focus.

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

On June 23, 2005, we entered into a new supply agreement with QPLL and Talent Focus that covered purchases from QPLL and Talent Focus from May 1, 2005. The new supply agreement principally governed the supply and delivery of lead frame, heat sinks and other related products to us based on our orders during the term of the new supply agreement. The new supply agreement also governed the treatment of the inventory supply arrangements under the new supply agreement between the parties, as well as the extended payment term granted to us by QPLL and Talent Focus. Under the new supply agreement, the number of account payable days was extended to ninety days from the date of issuance of an invoice.

On October 27, 2005, we entered into an Amended and Restated Supply Agreement with QPLL and Talent Focus (the “Amended Supply Agreement”) amending and restating our June 23, 2005 agreement governing the supply and delivery of leadframes, heat sinks and other related products to us based on our orders during the term of the Amended Supply Agreement and the treatment of the inventory supply arrangements under the Amended Supply Agreement. In connection with the financing agreements of two of our principal shareholder groups, we, QPLL and Talent Focus entered into this Amended and Restated Supply Agreement to provide that the payment terms shall be no more than (a) 30 days for invoices issued prior to November 16, 2005 and (b) for invoices issued after November 15, 2005 but prior to October 27, 2006, the longer of (i) 60 days or (ii) the average of such actual payable days achieved, consistent with past practice between us and our subsidiaries on the one hand and our material vendors on the other hand (as they are defined in the Amended Supply Agreement), but in no event longer than 90 days; provided that all invoices issued on or before October 14, 2005 were deemed immediately due and payable as of the date of the Amended Supply Agreement. The Amended Supply Agreement is effective until October 27, 2006, and thereafter shall automatically be renewed for additional 12 month terms, unless the Amended Supply Agreement is terminated by us upon written notice not less than six calendar months prior to the expiration date or otherwise in accordance with the provisions of the Amended Supply Agreement.

We purchase a significant amount of our leadframe requirements from QPL, as well as, to a significantly lesser extent, other raw materials, tooling and spare parts. We purchased leadframe requirements, other raw materials, tooling and spare parts from QPL amounting to $32.0 million, $25.0 million and $22.9 million for the years ended April 30, 2004, 2005 and 2006, respectively. We also used to lease office and assembly space from QPL under a three-year term lease agreement which expires on March 31, 2007 and obtained certain services from QPL in Hong Kong, including chemical waste treatment and disposal services and repair and maintenance services. However, on April 30, 2005, QPL sold this facility and transferred the lease without any changes to its terms to a third party unrelated to QPL or the Company. We paid rental expenses to QPL of $3.1 million, $2.6 million and nil for the years ended April 30, 2004, 2005 and 2006 and paid administrative management and service fees of $148 thousand, $47 thousand and nil for the years ended April 30, 2004, 2005 and 2006, respectively. The expenses incurred by us in connection with these purchases, leased facilities and services from QPL totaled in the aggregate of approximately $35.2 million, $28.1 million and $22.9 million for the fiscal years ended April 30, 2004, 2005 and 2006, respectively.

In addition, we provide management information services and building facility services to QPL under a cost sharing agreement. We received services income from the provision of such services of $128 thousand, $106 thousand, and $19 thousand for the fiscal years ended April 30, 2004, 2005 and 2006, respectively.

The amount due to QPL, which represented the net payable to QPL as a result of all of the above, was unsecured and interest free.

On July 31, 2005, we entered into $30.0 million of financing commitments with JPMP Master Fund Manager, L.P. related funds and QPL, two of our principal shareholder groups, and affiliates of these two entities. Of these financing commitments, $15.0 million related to the issuance and sale pursuant to a securities purchase agreement of up to 300,000 Series A Preferred Shares. The securities purchase agreement for the Series A Preferred Shares financing was amended and restated on October 27, 2005 to, among other things, add Olympus as a party. The securities purchase agreement financing closed on October 27, 2005. In connection with this financing, we issued to these shareholder groups warrants to purchase 20,000,000 ordinary shares, which is the equivalent of 4,000,000 ADSs, exercisable at a price of $0.01 per ordinary shares (equivalent to $0.05 per ADS), of which warrants to purchase an aggregate of 5,000,000 ordinary shares were issued as an arrangement fee. The warrants are exercisable for five years from the closing date.

The second $15.0 million of this financing is a purchase money loan facility from Asia Opportunity Fund, L.P., an affiliate of JPMP and related funds. The facility may be drawn upon in two tranches during a 15 month draw down period starting from July 31, 2005 and expiring on October 31, 2006 (which draw down period was extended as described below), subject to our compliance with certain conditions. The first tranche of $10.0 million may be drawn upon if our consolidated cash position falls below $10.0 million. A second tranche of an additional $5.0 million may be drawn upon if our consolidated cash position again falls below $10.0 million. The maturity date of the loans made in a tranche is two years from the date such tranche is advanced. The interest rate payable on the loans is 15% per annum, with interest to be paid on a quarterly basis. We issued the administrative agent, on the date of the issuance and sale of Series A Preferred Shares described above, warrants to purchase an aggregate of 5,000,000 ordinary shares, which is the equivalent of 1,000,000 ADSs, exercisable at a price of $0.01 per ordinary share (equivalent to $0.05 per ADS).

On January 25, 2006, we borrowed the first $10.0 million tranche of funding under the purchase money loan facility. In return for drawing upon the first tranche, we issued the lenders warrants to purchase an aggregate of 15,668,170 ordinary shares, which is the equivalent of 3,133,634 ADSs, exercisable at a price of $0.01 per ordinary share (equivalent to $0.05 per ADS), as well as a commitment fee of $850,000 on a pro rata basis to the lenders that funded the first tranche. In each case, the warrants are exercisable for five years from the date of issuance. On October 4, 2006, the purchase money loan facility was amended to extend the draw down period for the remaining second tranche of $5.0 million until April 30, 2007.

The purchase money loan facility is unsecured and contains various affirmative and negative covenants binding on the Company and its subsidiaries, including limitations on our and our subsidiaries’ ability to incur indebtedness, grant liens on assets, pay dividends and enter into transactions with affiliates. In addition, we will be required to repay the loans with the net proceeds of certain issuances of equity and debt and certain asset sales. The purchase money loan agreement sets forth conditions to our ability to draw loans, including but not limited to the absence of any default under any material agreement of the Company, the providing of guaranties by certain of our subsidiaries, ongoing compliance and performance of our supply agreement with QPLL and Talent Focus, the absence of any material adverse change or new material adverse condition in or affecting the business, operations, property, results of operations condition or prospects of us and our subsidiaries and the absence of any material adverse change or disruption in our industry or the financial, banking or capital markets that could reasonably be judged to adversely effect us or our subsidiaries. See “Item 3—Key Information—Risk Factors—The financing commitment under our purchase money loan agreement is subject to a number of conditions that we may not be able to satisfy, and therefore we may not be able to obtain the remaining funds purported to be available under this commitment”.

We have agreed to file a registration statement covering the resale of the shares issuable upon exercise of the Series A Preferred Shares and warrants described above.

As required by the securities purchase agreement, in June 2006 we undertook a rights offering of the Series A Preferred Shares and warrants for the benefit of existing shareholders, excluding the purchasers of the Series A Preferred Shares and certain other shareholders that have agreed to waive participation in the rights offering. In the rights offering, we distributed one subscription right for every 1,850 of our ordinary shares, or for every 370 of our ADSs, owned. Each subscription right entitled the recipient to purchase for $50.00 a unit consisting of one Series A Preferred Share and a warrant to purchase 50 ordinary shares. We sold 9,799 units in this offering and received gross proceeds of $489,950 in the rights offering.

On September 1, 2006, our board of directors appointed Tung Lok Li as Acting Chief Executive Officer. Mr. Li succeeds Robert Gange, our former Chief Executive Officer, who resigned for personal reasons. Mr. Gange will continue to serve as a consultant to us during this transition period. Mr. Li is Chairman of QPL, one of our principal shareholder groups, and a member of our board of directors. Our board of directors simultaneously appointed Kei W. Chua as Acting Chief Financial Officer. Mr. Chua also succeeds Mr. Gange, our former Acting Chief Financial Officer. Mr. Chua is a Managing Director of CCMP Capital Asia Pte. Ltd. (formerly known as J.P. Morgan Partners Asia Pte. Ltd.), an affiliate of one of our principal shareholder groups, and a member of our board of directors. Mr. Li and Mr. Chua will assume their positions for the interim period while we continue our search for a permanent Chief Executive Officer and a permanent Chief Financial Officer. While Mr. Li and Mr. Chua will continue to serve as members of our board of directors, their employment contracts with us expressly prohibit them from entering into any related party transactions with QPL or JPMP, respectively. At the same time, our board of directors appointed Joseph Martin as Executive Vice President of Sales and Marketing. Mr. Martin was Chief Executive Officer of QPL, one of our principal shareholder groups, and is a member of our board of directors. Mr. Martin resigned from his position with QPL effective September 1, 2006 to avoid any conflicts of interest with his current position at ASAT.

Compliance with Nasdaq Marketplace Rule 4350

Pursuant to Nasdaq Marketplace Rule 4350(a)(1), we have elected to follow certain of our home country practices in lieu of certain of the requirements of Nasdaq Marketplace Rule 4350. In connection with this decision, we have filed with Nasdaq an opinion letter from Maples and Calder, our Cayman Islands counsel, informing Nasdaq that our practices are not prohibited by Cayman Islands law, including any home country practices that we may elect to follow in any future period provided that such practices are not prohibited by Cayman Islands law. The following are the requirements of Nasdaq Marketplace Rule 4350 for which we are following home country practices in lieu of Marketplace Rule 4350 requirements:

•	Marketplace Rule 4350(i)(1), which requires shareholder approval prior to the issuance of securities when the issuance or potential issuance will result in a change of control of the issuer, in connection with the commitments from QPL and JPMP for them and their affiliates to provide us up to $30 million financing, which is comprised of a commitment from QPL and JPMP to purchase $15 million of our Series A Preferred Shares and a $15 million purchase money loan commitment from Asia Opportunity Fund, L.P., an affiliate of JPMP and related funds. See “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources” for a detailed description of this purchase money loan commitment and convertible preferred shares commitment.

•	Marketplace Rule 4350(c)(1), which requires a majority of the board of directors to be comprised of independent directors. Currently only three of the Company’s nine directors are independent within the meaning of Marketplace Rule 4350(c)(1). Pursuant to the shareholders agreement among the investor group, QPL and certain other investors, those parties have agreed to vote their shares so that three of our directors are selected by QPL, three of our directors are selected by Asia Opportunity Fund, L.P., and three independent directors are individuals selected by Asia Opportunity Fund, L.P. and nominated by QPL for recommendation to board of directors for approval and appointment by the board of directors, subject to decrease as their respective shareholding decreases. See “Item 7—Major Shareholders and Related Party Transactions—Shareholders Agreement” and “Item 6—Directors, Senior Management and Employees—Board Practices”.

•	Marketplace Rule 4350(c)(4)(A), which requires director nominees to be either selected, or recommended for the board of director’s selection, by a majority of the independent directors or a nominations committee comprised solely of independent directors. This requirement conflicts with the requirements of the shareholders agreement as described further above. See “Item 7—Major Shareholders and Related Party Transactions—Shareholders Agreement” and “Item 6—Directors, Senior Management and Employees—Board Practices”.

•	Marketplace Rule 4350(d)(3), which requires the audit committee to have the specific responsibility and authority to select the Company’s auditors. The parties to the shareholders agreement have agreed to vote their shares so that the board of directors shall appoint as our auditors an internationally recognized accounting firm selected by Asia Opportunity Fund, L.P. and approved by QPL. See “Item 7—Major Shareholders and Related Party Transactions—Shareholders Agreement”.

ITEM 8. FINANCIAL INFORMATION

See Item 18 “Financial Statements”.

Matters Relating to Independent Auditors

During the fiscal years ended April 30, 2004, 2005, 2006 and through October 10, 2006, there were no reportable events.

ITEM 9. THE OFFER AND LISTING

Market Price Information—American Depositary Shares (ADSs)

Our ordinary shares trade in the form of ADSs evidenced by American Depositary Receipts, or ADRs. Our ADSs are quoted on The Nasdaq Capital Market under the symbol “ASTT”. Each ADS represents ownership interests in five of our ordinary shares (or the right to receive five ordinary shares). The Bank of New York acts as the depositary of our ADSs. The table below presents the high and low closing prices for the ADSs traded on The Nasdaq National Market or Nasdaq Capital Market, as applicable, for the periods presented.

	Price per ADS on Nasdaq National Market or Nasdaq Capital Market
	High ($)	Low ($)
Annual Highs and Lows
Fiscal Year Ended April 30,
2002	$5.60	$1.00
2003	1.97	0.35
2004	4.60	0.42
2005	2.46	0.88
2006	1.28	0.55

	Price per ADS on Nasdaq National Market or Nasdaq Capital Market
	High ($)	Low ($)
Quarterly Highs and Lows

Fiscal Year Ended April 30, 2005
First Quarter	$2.46	$1.05
Second Quarter	1.20	0.88
Third Quarter	1.70	1.05
Fourth Quarter	1.30	0.91

Fiscal Year Ended April 30, 2006
First Quarter	$1.08	$0.78
Second Quarter	0.87	0.55
Third Quarter	1.28	0.59
Fourth Quarter	1.24	0.88

Fiscal Year Ended April 30, 2007
First Quarter	$1.07	$0.50
Second Quarter (through October 9, 2006)	0.54	0.20

Monthly Highs and Lows (most recent 6 months)
May	$1.07	$0.79
June	0.94	0.58
July	0.67	0.50
August	0.54	0.41
September	0.42	0.25
October (through October 9, 2006)	0.45	0.20

Following the offering of our ADSs in July 2000, our ADSs were quoted on The Nasdaq National Market until June 2003. On June 26, 2003, as we did not meet the listing requirements for the Nasdaq National market, Nasdaq approved our application to transfer to The Nasdaq SmallCap Market, where our ADSs were quoted from July 1, 2003 to April 12, 2004. On April 12, 2004, the ADSs once again became quoted on The Nasdaq National Market. On November 28, 2005, as we again did not meet the listing requirements for the Nasdaq National Market, Nasdaq approved our application to transfer to the Nasdaq Capital Market, effective November 30, 2005, where our ADSs are presently quoted. See “Item 3—Key Information—Risk Factors—The market price of our American Depositary Shares, or ADSs, may be volatile and you may not be able to resell your ADSs at or above the price you paid, or at all. In addition, the liquidity of the ADSs may also be adversely affected by delisting.”

All of the ordinary shares issued and outstanding are registered shares and not bearer shares, are fully paid, duly authorized and validly issued and have a par value $0.01 per share. There is no public trading market for our ordinary shares.

ITEM 10. ADDITIONAL INFORMATION

RESTATED MEMORANDUM AND RESTATED ARTICLES OF ASSOCIATION

We were incorporated on October 20, 1999 in the Cayman Islands as an exempted company with limited liability, and our affairs are governed by our Restated Memorandum and Restated Articles of Association and The Companies Law (as revised) of the Cayman Islands and the common law of the Cayman Islands. The following is a summary of the Restated Memorandum and Restated Articles of Association, including rights and privileges pertaining to our ordinary shares and Series A Preferred Shares.

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

Share Capital

We have a total authorized share capital of $30,000,000, divided into 2,999,000,000 ordinary shares of par value $0.01, 682,806,869 of which were outstanding as of April 30, 2006, and 1,000,000 Series A Redeemable Convertible Preferred shares, of par value $0.01 per share, 300,000 of which were outstanding as of April 30, 2006. All of the ordinary shares issued and outstanding are registered shares and not bearer shares, and are fully paid, duly authorized and validly issued.

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

Series A Preferred Shares

Issue Price

The effective issue price of each Series A Preferred Share is $50.00.

Conversion Price

Each Series A Preferred Share is convertible at the holder’s option into ordinary shares at a conversion price equal to $0.09 per ordinary share (equivalent to $0.45 per ADS). The conversion price is subject to adjustment as follows:

•	the conversion price is subject to customary adjustments for share splits, dividends, re-combinations and similar transactions;

•	subject to certain exceptions specified in our Restated Articles of Association, the conversion price will be adjusted on a weighted-average basis in the event of any future issuance of ordinary shares or securities convertible, exchangeable or exercisable into ordinary shares, subject to certain exceptions, for no consideration or for consideration per share less than either the then-effective conversion price of the ordinary shares, as determined based on the average closing prices of our ADSs for a thirty day trading period ending three days prior to the date of determination; and

•	the conversion price is subject to a potential reset on October 31, 2006 to 80% of the average trading price of our ADSs during the preceding three months if such amount were below the conversion price of $0.09 per ordinary share (equivalent to $0.45 per ADS), subject to a floor of $0.065 per ordinary share ($0.325 per ADS).

With respect to the second bullet point above, the exceptions include:

(1)	ordinary shares issued upon conversion of the Series A Preferred Shares and the exercise of any warrants issued pursuant to the securities purchase agreement or the purchase money loan agreement;

(2)	ordinary shares or other equity securities (as defined in our Restated Articles of Association) issued or issuable to our employees, consultants or directors directly or pursuant to a stock option plan or restricted stock plan approved by our Board of Directors;

(3)	ordinary shares or warrants with an exercise price that is equal to or greater than the fair market value (as defined in our Restated Articles of Association) on the date of issuance issued to financial institutions or lessors in connection with commercial credit arrangements or equipment financings;

(4)	ordinary shares or other equity securities issuable upon exercise of equity securities outstanding as of the closing date of the securities purchase agreement; and

(5)	ordinary shares or warrants issued for non-cash consideration in connection with any arm’s length agreement with a commercial or trade entity in connection with the delivery or purchase of goods and services in the ordinary course of business approved by our board of directors.

No adjustment to the conversion price shall be required unless the adjustment would require an increase or decrease of at least 1.0% in the conversion price. However, any adjustments not required to be made as a result of the preceding sentence will be carried forward and taken into account in any subsequent adjustment. If the holders of at least 66 2/3% of the then outstanding Series A Preferred Shares consent in writing to limit, or waive in its entirety, any anti-dilution adjustment to which the holder of the Series A Preferred Shares would otherwise be entitled to under our Restated Articles of Association, we will not be required to make any adjustment with respect to the Series A Preferred Shares in excess of such limit or at all, as the terms of such consent dictate.

Voting; Transferability

The Series A Preferred Shares have no voting rights except as required by applicable law. No holder of Series A Preferred Shares may assign or transfer any Series A Preferred Shares or any rights, interests or obligations thereunder without the prior written approval of a majority of the Series A Preferred Shares then outstanding, subject to certain exceptions. The Restated Articles of Association permit the assignment or transfer of Series A Preferred Shares to a permitted transferee (as defined in the shareholders agreement among our major shareholders, which are generally the general partners and limited partners of a fund which is a shareholder or wholly-owned subsidiaries of QPL) or to a party to the shareholders agreement among our major shareholders or their successors or assigns that agrees to be bound by the terms of such articles.

Dividends

The Series A Preferred Shares will accrue dividends at the rate of 13% per annum, payable semi-annually in arrears on March 15 and September 15 of each year, commencing March 15, 2006. Such dividends will be payable, at our option, either in cash, unless payment in cash is prohibited by law or by the terms of our debt instruments, or in additional Series A Preferred Shares or ordinary shares. Each of the indenture governing our 9.25% senior notes due 2011 and our purchase money loan agreement currently prohibits payment of the dividends on the Series A Preferred Shares in cash and are likely to do so for the foreseeable future.

Liquidation Preference

In the event of any liquidation, dissolution or winding up of us, the holders of Series A Preferred Shares will be entitled to receive, prior to and in preference to the distribution of any of our assets to holders of ordinary shares, an amount equal to 100% of the issue price of the Series A Preferred Shares, plus all accrued and unpaid dividends. Upon the completion of the distribution to the holders of Series A Preferred Shares, our remaining assets available for distribution to our shareholders will be distributed among the holders of the Series A Preferred Shares and our ordinary shares pro rata based on the number of ordinary shares held by each on an as-converted basis. Mergers, acquisitions and certain similar transactions will be deemed to be a liquidation, dissolution or winding up of us for these purposes.

Redemption

The Series A Preferred Shares are redeemable, in whole or in part, at the option of the holders on or after May 4, 2011. In such event, the redemption price for the Series A Preferred Shares will equal the issue price of the Series A Preferred Shares plus accrued and unpaid dividends to, but excluding, the redemption date. However, we will be under no obligation to redeem any Series A Preferred Shares unless the redemption is permitted by the terms of indenture governing our 9.25% senior notes due 2011, our purchase money loan agreement and our facilities with Standard Chartered Bank.

The Series A Preferred Shares are also redeemable at our option, in whole or in part, at any time at a redemption price equal to the higher of (i) the issue price of the Series A Preferred Shares plus accrued and unpaid dividends thereon to, but excluding, the redemption date, and (ii) the aggregate fair market value of the ordinary shares into which the Series A Preferred Shares are then convertible.

In calculating the redemption price, fair market value will be determined as follows:

•	if traded on the Nasdaq National Market, the Nasdaq Capital Market or over the counter, the fair market value shall be deemed to be the average closing prices of our ADSs over the thirty (30) day trading period ending three trading days prior to the determination date and dividing such average by the number of ordinary shares represented by each ADS; and

•	if there is no public market for the ADSs, transfer market value shall be determined in good faith by our board of directors.

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

In July 2005 we entered into a settlement agreement with Freescale Semiconductor, Inc. In connection with the settlement agreement, we issued to Freescale Semiconductor, Inc. a five-year warrant to purchase 10,937,500 of our ordinary shares, which is the equivalent of 2,187,500 ADSs, at an exercise price of $0.16 per share (equivalent to $0.80 per ADS).

In connection with the closing of the private financing, we issued five-year warrants to purchase an aggregate of 20,000,000 ordinary shares exercisable at the price of $0.01 per share, of which warrants to purchase a total of 5,000,000 ordinary shares were issued as an arrangement fee. In connection with the closing of the purchase money loan agreement, we issued five-year warrants to purchase an aggregate of 5,000,000 ordinary shares exercisable at a price of $0.01 per share as an arrangement fee. On January 25, 2006, we issued five-year warrants to purchase an aggregate of 15,668,170 ordinary shares exercisable at a price of $0.01 per share in connection with our borrowing of the first tranche of funding under the purchase money loan agreement.

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

As of April 30, 2006, we had outstanding stock options for 42,140,245 ordinary shares, equivalent to 8,428,049 ADSs, with a weighted average exercise price of $0.328 per ordinary share (equivalent to $1.64 per ADS including options granted pursuant to the Stock Option Exchange Program as described in the previous paragraph). Of the total amount of outstanding stock options as of April 30, 2006, we have outstanding stock options granted to our directors and executive officers as a group for 19,425,000 ordinary shares, equivalent to 3,885,000 ADSs, with a weighted average exercise price of $0.28 per ordinary share (equivalent to $1.40 per ADS).

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

ADS Repurchase Program. During the fiscal years ended April 30, 2001 and 2002, we repurchased 6,273,000 and 780,000 ordinary shares at total costs of approximately $5.3 million and $541 thousand, respectively, under our ADS repurchase program announced in January 2001.

Changing Shareholder Rights

A special resolution of shareholders (that is a resolution passed by a two thirds majority of ordinary shareholders present at a properly convened and constituted shareholder meeting or unanimously in writing by all shareholders) is required to change the rights attaching to the ordinary shares.

Transfer of Shares

Under our Restated Articles of Association, ordinary shares are freely transferable by way of an instrument of transfer as prescribed by the board of directors and Series A Preferred Shares are transferable only with the consent of the holders of a majority of the outstanding Series A Preferred Shares.

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

Annual General Meeting

As a matter of Cayman Islands law, we are not required to hold an annual general meeting of shareholders. If we do hold an annual general meeting then we are required to call such meeting on not less than 21 days’ notice. Directors may call a meeting of shareholders at any other time. Where a special resolution is to be proposed at the meeting, such meeting shall be called by not less than 21 days’ notice in writing to all shareholders. Any other general meeting is required to be called by not less than 14 days’ notice in writing to all shareholders.

Inspection of Books and Records

Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements.

MATERIAL CONTRACTS

In March 2001 we entered into a supply agreement with QPLL and Talent Focus, both wholly-owned subsidiaries of QPL, pursuant to which QPLL and Talent Focus, as our preferred suppliers, agreed to supply leadframes based on our orders from time to time during the term of the contract. QPL is our largest affiliated shareholder group. The Original Supply Agreement expired on April 30, 2004. The prices for the leadframes provided to us under this Original Supply Agreement were fair market value plus a premium of not less than 5% of fair market value. We believe that the premiums paid to QPL for leadframe materials under the Original Supply Agreement were fair and reasonable for a number of reasons, including: (i) we have been consistently granted priority for needed capacity for our orders even though QPL has been operating in an environment during which it must allocate product among their its other customers, (ii) QPL engineers have consistently given us first priority to address quality or production related issues with us, (iii) QPL engineers have consistently worked closely with our engineers and production managers to expeditiously design and manufacture leadframes to our customer specifications, (iv) the close proximity of the QPL manufacturing facilities to our assembly operations, first in Tsuen Wan, Hong Kong and more recently in Dongguan, China, have resulted in the expeditious delivery of leadframes to us, and (v) QPL has been willing to hold inventory for us and/or our customers under our “just-in-time” inventory management system. Fair market value under this expired contract was determined by reference to the quotations obtained from two or more reputable vendors in the integrated circuit industry selected by us and approved by QPLL and Talent Focus.

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

On June 23, 2005, we entered into a new supply agreement with QPLL and Talent Focus. The new supply agreement principally governed the supply and delivery of lead frame, heat sinks and other related products to us based on our orders during the term of the new supply agreement. The new supply agreement also governed the treatment of the inventory supply arrangements under the new supply agreement between the parties, as well as the extended payment term granted to us by QPLL and Talent Focus. Under the new supply agreement, the number of account payable days was extended to ninety days from the date of issuance of an invoice.

On October 27, 2005, we entered into an Amended and Restated Supply Agreement with QPLL and Talent Focus (the “Amended Supply Agreement”) amending and restating our June 23, 2005 agreement and governing the supply and delivery of leadframes, heat sinks and other related products to us based on our orders during the term of the Amended Supply Agreement and the treatment of the inventory supply arrangements under the Amended Supply Agreement. In connection with the financing agreements of two of our principal shareholder groups, we, QPLL and Talent Focus entered into this Amended and Restated Supply Agreement to provide that the payment terms shall be no more than (a) 30 days for invoices issued prior to November 16, 2005 and (b) for invoices issued after November 15, 2005 but prior to October 27, 2006, the longer of (i) 60 days or (ii) the average of such actual payable days achieved, consistent with past practice between us and our subsidiaries on the one hand and our material vendors on the other hand (as they are defined in the Amended Supply Agreement), but in no event longer than 90 days; provided that all invoices issued on or before October 14, 2005 were deemed immediately due and payable as of the date of the Amended Supply Agreement. The Amended Supply Agreement is effective until October 27, 2006, and thereafter shall automatically be renewed for additional 12 month terms, unless the Amended Supply Agreement is terminated by us upon written notice not less than six calendar months prior to the expiration date or otherwise in accordance with the provisions of the Amended Supply Agreement.

As part of our corporate restructuring program, we made a strategic decision to move all of our Hong Kong manufacturing operation to Dongguan, China in order to significantly reduce our costs and access the high-growth semiconductor market in China. To launch what we call Phase I of this transition of our operations to China, in August 2002 we entered into a lease agreement pursuant to which Changshi has constructed an 180,000 square foot factory facility and leased the facility to us starting from September 2003 for a term of 15 years. We are obligated to pay monthly rental payments of HK$1.4 million (approximately $179 thousand at an assumed exchange rate of HK$7.80 per $1.00) for the first six years of the rental term, HK$350 thousand (approximately $45 thousand at an assumed exchange rate of HK$7.80 per $1.00) for the seventh to eleventh years and HK$385 thousand (approximately $49 thousand at an assumed exchange rate of HK$7.80 per $1.00) for the twelfth to fifteenth years. From October 30, 2004 and during the term of the leases, we have an option and a right of first refusal to purchase the facility and the related land-use right at prices fixed in a predetermined schedule or, subsequent to October 2009, at prices based on the then fair market value of the factory facilities and related land use right. Additionally, under a management services agreement, we were obligated to pay Changshi a monthly management service fee of HK$506 thousand (approximately $65 thousand at an assumed exchange rate of HK$7.80 per $1.00), which amount includes a land use rights fee, foreign exchange remittance fees and certain administrative and management charges for the next six year term, commencing September 2003. Over the six year term of this agreement, Changshi will support the operation of the facility by nominating employees for staffing of the facility, maintaining the facility and its systems in good repair and operating condition (at our cost) and assisting us with handling Chinese governmental and regulatory matters.

In May 2004, we entered into another lease agreement with Changshi to build a 300,000 square foot Phase II facility immediately adjacent to our Phase I facility. The Phase II facility lease also included the participation of the Changshi subsidiary that holds the subject land use right, Dongguan Changan ASAT Semiconductor ASAT Assembly and Test Factory. Under the terms of the lease agreement, we lease the Phase II factory from Changshi for a period of 15 years starting from August 2005. We are obligated to pay monthly payments of HK$1.4 million (approximately $179 thousand at an assumed exchange rate of HK$7.80 per $1.00) for the first six years of rental term and HK$700 thousand (approximately $90 thousand at an assumed exchange rate of HK$7.80 per $1.00) per month for the seventh to fifteenth years of the lease term. From October 31, 2008 and during the term of the lease, we have an option and a right of first refusal to purchase the facility and the related land-use right of the land at prices fixed in a predetermined schedule starting during the period from October 2008 to July 2011, and thereafter at prices based on the then fair market value of the facility and related land-use right. Additionally, under a management services agreement, we are obligated to pay Changshi a monthly management service fee of approximately HK$639 thousand (approximately $82 thousand at an assumed exchange rate of HK$7.80 per $1.00) for a period of six years, starting from the commencement date of the lease, and over the six year term of the agreement, Changshi will support the operation of the facility by nominating employees for staffing of the facility, maintaining the facility and its systems in good repair an operating condition (at our cost) and assisting us with handling Chinese governmental and regulatory matters.

On August 5, 2004, we entered into an agreement to engage a third party vendor, Wellmean, to complete the interior finish and fixtures of our Phase II facility. The acquisition of capital equipment and the installation service charges under the terms of this agreement have been valued at approximately $28.9 million, which amount has been split into a series of three payments totaling approximately $14.4 million followed by 24 monthly payments in the amount of $609 thousand per month. We made the first and second payments of approximately $2.9 million and $7.2 million, respectively, during the year ended April 30, 2005. During the year ended April 30, 2006, we made payments totaling approximately $7.8 million to Wellmean. In April 2006, Wellmean agreed to defer the 3 monthly installments for March to May of 2006, totaling approximately $1.8 million, to June 2006. In June 2006, Wellmean further agreed to defer the 3 monthly installments for June to August of 2006, totaling approximately $1.8 million, to September 2006.

On July 31, 2005, we entered into $30.0 million of financing commitments with JPMP Master Fund Manager, L.P. related funds and QPL, two of our principal shareholder groups, and affiliates of these two entities in the form of a $15.0 million securities purchase agreement financing and a $15.0 million purchase money loan facility.

The securities purchase agreement financing provided for the issuance and sale of 300,000 Series A Preferred Shares for a total price of $15 million and the issuance of five-year warrants for a total of 20 million ordinary shares exercisable at a price of $0.01 per share, of which five-year warrants for a total of 5 million ordinary shares were issued as an arrangement fee. The securities purchase agreement for the Series A Preferred Share financing was amended and restated on October 27, 2005 to, among other things, add Olympus as a party. The securities purchase agreement financing closed on October 27, 2005. See “Additional Information–Restated Memorandum and Restated Articles of Association–Share Capital” for a description of the Series A Preferred Shares.

The second $15.0 million of this financing is a purchase money loan facility from Asia Opportunity Fund, L.P., an affiliate of JPMP and related funds. The facility may be drawn upon in two tranches. The first tranche of $10.0 million may be drawn upon if our consolidated cash position falls below $10.0 million. A second tranche of an additional $5.0 million may be drawn upon if our consolidated cash position again falls below $10.0 million and certain conditions precedent are met. The maturity date of the loans made in a tranche is two years from the date such tranche is advanced. The interest rate payable on the loans is 15% per annum, with interest to be paid on a quarterly basis. We issued the administrative agent, on the date of the issuance and sale of Series A Preferred Shares described above, warrants to purchase an aggregate of 5,000,000 ordinary shares, which is the equivalent of 1,000,000 ADSs, exercisable at a price of $0.01 per ordinary share (equivalent to $0.05 per ADS).

On January 25, 2006, we borrowed the first $10.0 million tranche of funding under the purchase money loan facility. In return for drawing upon the first tranche, we issued the lenders warrants to purchase an aggregate of 15,668,170 ordinary shares, which is the equivalent of 3,133,634 ADSs, exercisable at a price of $0.01 per ordinary share (equivalent to $0.05 per ADS), as well as a commitment fee of $850,000 on a pro rata basis to the lenders that funded the first tranche. In each case, the warrants are exercisable for five years from the date of issuance. On October 4, 2006, the purchase money loan facility was amended to extend the draw down period for the remaining second tranche of $5.0 million until April 30, 2007.

The purchase money loan facility is unsecured and contains various affirmative and negative covenants binding on the Company and its subsidiaries, including limitations on our and our subsidiaries’ ability to incur indebtedness, grant liens on assets, pay dividends and enter into transactions with affiliates. In addition, we will be required to repay the loans with the net proceeds of certain issuances of equity and debt and certain asset sales. The purchase money loan agreement sets forth conditions to our ability to draw loans, including but not limited to the absence of any default under any material agreement of the Company, the providing of guaranties by certain of our subsidiaries, ongoing compliance and performance of our supply agreement with QPLL and Talent Focus, the absence of any material adverse change in or affecting the business, operations, property, results of operations condition or prospects of us and our subsidiaries and the absence of any material adverse change or new material adverse condition or disruption in our industry or the financial, banking or capital markets that could reasonably be judged to adversely effect us or our subsidiaries. See “Item 3—Risk Factors—The financing commitment under our purchase money loan agreement is subject to a number of conditions that we may not be able to satisfy, and therefore we may not be able to obtain the remaining funds purported to be available under this commitment”.

We have agreed to file a registration statement covering the resale of the shares issuable upon exercise of the Series A Preferred Shares and warrants described above.

As required by the securities purchase agreement, in June 2006, we undertook a rights offering of the Series A Preferred Shares and warrants for the benefit of existing shareholders, excluding the purchasers of the Series A Preferred Shares and certain other shareholders that have agreed to waive participation in the rights offering. In the rights offering, we distributed one subscription right for every 1,850 of our ordinary shares, or for every 370 of our ADSs, owned. Each subscription right entitled the recipient to purchase for $50.00 a unit consisting of one Series A Preferred Share and a warrant to purchase 50 ordinary shares. We sold 9,799 units in this offering and received gross proceeds of $489,950 in the rights offering.

EXCHANGE CONTROLS AND OTHER LIMITATIONS

The laws of the Cayman Islands where ASAT Holdings is incorporated and those of Hong Kong where we operate our businesses and the Restated Memorandum and Restated Articles of Association of ASAT Holdings do not impose exchange control or restrictions on the remittance of dividends or other payments to nonresident holders of the ordinary shares and ADSs.

TAXATION

We discuss below the material United States federal income tax and general Cayman Islands and Hong Kong tax consequences of the beneficial ownership and disposition of the ADSs, ordinary shares and Series A Preferred Shares. This discussion is based on laws, regulations, rulings, income tax conventions or treaties, administrative practices and judicial decisions in effect at the date of this Annual Report. Subsequent legislative, judicial or administrative changes or interpretations may be retroactive and could affect your tax consequences.

Your tax treatment as a holder of ADSs, ordinary shares or Series A Preferred Shares may vary depending upon your particular situation, and some holders may be subject to special rules not discussed below. We do not discuss below the state, local and foreign (other than Cayman Islands and Hong Kong) tax consequences of the ownership and disposition of the ADSs, ordinary shares or Series A Preferred Shares. This summary does not address all tax aspects that may be important to you as a holder of our securities.

You are urged to consult your own tax advisors as to your particular tax consequences of the ownership, exercise and disposition of our ADSs, ordinary shares or Series A Preferred Shares, including whether any state, local or foreign tax laws apply to you.

United States Taxation

The following is a general discussion of the material United States federal income tax considerations relevant to the ownership and disposition of the ADSs, ordinary shares or Series A Preferred Shares. This summary is based on existing United States federal income tax law, which is subject to change, possibly retroactively. The discussion addresses only persons that hold ADSs, ordinary shares or Series A Preferred Shares as capital assets, which generally is property held for investment, under the United States Internal Revenue Code of 1986, as amended (the “Code”), and that use the United States dollar as their functional currency. The discussion does not consider the circumstances of particular purchasers, such as banks, insurance companies, tax-exempt organizations, dealers, traders who elect to mark-to-market, persons holding ADSs, ordinary shares or Series A Preferred Shares as part of a hedge, straddle, or conversion transaction, persons treated as owning 10% or more of the voting power of our shares, and that are subject to special tax rules that may differ from those discussed below.

For purposes of this discussion, “U.S. holder” means a beneficial owner of ADSs, ordinary shares or Series A Preferred Shares that is:

•	an individual who is a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation, created in or organized under the laws of the United States or any of its political subdivisions;

•	a trust (1) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust, or (2) that was in existence on August 20, 1996, was treated as a United States person under the Code on the preceding day and elected to continue to be so treated; or

•	an estate the income of which is subject to United States federal income taxation regardless of its source.

“Non-U.S. holder” means a beneficial owner of ADSs, ordinary shares or Series A Preferred Shares that is not a U.S. holder.

If a partnership (including for this purpose any entity treated as partnership for United States federal income tax purposes) is a beneficial owner of the ADSs, ordinary shares or Series A Preferred Shares, the United States tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership. A holder of ADSs, ordinary shares or Series A Preferred Shares that is a partnership and partners in such partnership should consult their own tax advisors about the United States federal income tax consequences of holding and disposing of the ADSs, ordinary shares or Series A Preferred Shares.

Taxation of ADSs, Ordinary Shares and Series A Preferred Shares

We believe that we are not subject to treatment as a passive foreign investment company for United States federal income tax purposes. Except as expressly noted below, under the headings “—Passive Foreign Investment Company”, the discussion below assumes that we will not be so treated.

Treatment of ADSs. In general, for United States federal income tax purposes, United States holders of ADSs will be treated as the owners of the ordinary shares represented by the ADSs. Accordingly, no gain or loss will be recognized upon the exchange of ADSs for a U.S. holder’s proportionate interest in the ordinary shares represented by such ADSs. A U.S. holder’s tax basis in the ordinary shares will be the same as its tax basis in the ADSs surrendered for such shares, and the holding period in such shares will include the period during which the holder held the ADSs. The United States federal income tax consequences described below should apply regardless of whether a U.S. holder holds ADSs or ordinary shares.

Treatment of the Series A Preferred Shares as Other than Preferred Stock for U.S. Federal Income Tax Purposes. For U.S. federal income tax purposes, shares of stock are considered preferred stock if in relation to other classes of stock outstanding, such stock enjoys certain limited rights and privileges (generally associated with specified dividend and liquidation priorities) but does not participate in corporate growth to any significant extent. We believe that the Series A Preferred Shares should be considered to participate in corporate growth to a significant extent and, therefore, should not be considered preferred stock for U.S. federal income tax purposes, based primarily on its entitlement in the event of our liquidation, dissolution or winding up to receive (i) prior to and in preference to the distribution of any of our assets to holders of ordinary shares, an amount equal to 100% of the issue price of the Series A Preferred Shares, plus all accrued and unpaid dividends and (ii) upon the completion of the distribution to the holders of Series A Preferred Shares, a pro rata share based on the number of ordinary shares held by each on an as-converted basis of our remaining assets available for distribution. Mergers, acquisitions and certain similar transactions will be deemed to be a liquidation, dissolution or winding up of us for these purposes. We have not obtained and do not intend to obtain a ruling from the U.S. Internal Revenue Service with respect to whether the Series A Preferred Shares would be considered preferred stock for U.S. federal income tax purposes, and our belief that it should not be is not free from doubt.

Taxation of Conversion of the Series A Preferred Shares to Ordinary Shares. A U.S. Holder generally will not recognize any income, gain or loss on the conversion of a Series A Preferred Share into ordinary shares, except with respect to cash received in lieu of a fractional ordinary share, which would be treated as if the fractional share were received and then immediately redeemed for cash. The U.S. Holder generally will recognize gain or loss equal to the difference between the cash received and that portion of the U.S. Holder’s basis in the Series A Preferred Shares attributable to the fractional ordinary share. In addition, if the Series A Preferred Shares are treated as preferred stock for U.S. federal income tax purposes, a portion of the ordinary shares received upon conversion may be treated as a distribution if there are accrued dividends that have not yet been taken into account at the time of the conversion. In that case, the lesser of (i) the amount by which the fair market value of the ordinary shares received on conversion exceeds the issue price of the Series A Preferred Shares and (ii) the amount of the dividends in arrears, would be treated as a distribution taxable as described below under the heading “—Distributions on ADSs, Ordinary Shares and Series A Preferred Shares.” The U.S. Holder’s adjusted tax basis in the ordinary shares (including any fractional share for which cash is paid, but excluding shares treated as a distribution as described above) will equal the U.S. Holder’s adjusted tax basis in the Series A Preferred Shares. The basis in any ordinary shares treated as a distribution will equal the fair market value of such shares when received. The U.S. Holder’s holding period in the ordinary shares (other than shares treated as a distribution as described above) will include the holding period in the Series A Preferred Shares. The holding period in any ordinary shares treated as a distribution will begin the day after the date of conversion.

Distributions on ADSs, Ordinary Shares and Series A Preferred Shares. To the extent that a cash distribution on ADSs, ordinary shares or Series A Preferred Shares is paid to a U.S. holder out of our current or accumulated earnings and profits, as determined for United States federal income tax purposes, such distribution will be includable in the U.S. holder’s gross income in an amount equal to the gross amount of such distribution, without reduction for any applicable foreign withholding tax. Dividends will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. Subject to certain limitations, dividends paid to non-corporate U.S. holders, including individuals, may be eligible for a reduced rate of taxation if we are deemed to be a “qualified foreign corporation” for United States federal income tax purposes. A qualified foreign corporation includes a foreign corporation if:

(i) its shares (or, according to the legislative history, its ADSs) on which dividends are paid are readily tradable on an established securities market in the United States; or

(ii) it is eligible for the benefits under a comprehensive income tax treaty with the United States.

The ADSs are traded on the Nasdaq Capital Market. However, due to the absence of specific statutory provisions addressing the ADSs, there can be no assurance that we are a qualified foreign corporation, and, therefore, that such reduced rate of taxation will apply to dividends paid with respect to our ADSs or ordinary shares. The reduced rate of taxation will not apply to dividends received in taxable years beginning after December 31, 2010 or on dividends paid with respect to our Series A Preferred Shares. Each U.S. holder should consult its own advisor regarding the treatment of dividends.

To the extent that the amount of any distribution on ADSs, ordinary shares or Series A Preferred Shares exceeds our current and accumulated earnings and profits, as determined for United States federal income tax purposes, a U.S. holder’s pro rata share of such excess amount would be treated:

•	as a nontaxable return of capital that would be applied against and would reduce the U.S. holder’s tax basis in its ADSs, ordinary shares or Series A Preferred Shares until this basis is equal to zero; and

•	to the extent excess distributions remain, as capital gain.

Distributions on ADSs, ordinary shares or Series A Preferred Shares will be income from sources outside the United States and for tax years beginning before January 1, 2007, generally will be “passive income”, and for tax years beginning after December 31, 2006, generally will be “passive category income” or “general category income” for purpose of computing the United States foreign tax credit allowable to a U.S. holders.

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

Constructive Dividends on Series A Preferred Shares. The terms of the Series A Preferred Shares allow for changes in the conversion price under certain circumstances. A change in conversion price that allows holders of Series A Preferred Shares to receive more ordinary shares on conversion may increase the holders’ proportionate interests in our earnings and profits or assets. In that case, the holders would be treated as though they received a distribution in the form of our stock. Such a constructive stock distribution could be taxable to the holders of Series A Preferred Shares, although they would not actually receive any cash or other property. A taxable constructive stock distribution could result, for example, if the conversion price is reset on October 31, 2006, as described above under the heading “Series A Preferred Shares.” Not all changes in the conversion rate that allow holders of Series A Preferred Shares to receive more stock on conversion, however, increase the Series A Preferred Shares holders’ proportionate interests in us. For instance, a change in conversion rate could simply prevent the dilution of the holders’ interests upon a stock split or other change in capital structure. Changes of this type, if made pursuant to bona fide reasonable adjustment formula, are not treated as constructive stock distributions. Conversely, if an event occurs that dilutes the interests of the holders of Series A Preferred Shares and the conversion rate is not adjusted, the resulting increase in the proportionate interests of other shareholders could be treated as a taxable stock distribution to them. Any taxable constructive stock distributions resulting from a change to, or failure to change, the conversion price would be treated like distributions paid in cash or other property, as described above under the heading “—Distributions on ADSs, Ordinary Shares and Series A Preferred Shares.”

In addition, if the Series A Preferred Shares are considered preferred stock for U.S. federal income tax purposes, they may be subject to certain redemption premium rules that would require the difference between the issue price of the Series A Preferred Shares and the redemption price to be included in income currently on a constant yield to maturity basis over the period between the issue date of the Series A Preferred Shares and the first redemption date on May 4, 2011. If the amount of the difference between the issue price and the redemption price of the Series A Preferred Stock results in a discount of more than 0.0025 multiplied by the number of complete years to the redemption date, and the Series A Preferred Shares are considered preferred stock for U.S. federal income tax purposes, the redemption premium rules will apply, regardless of whether any actual distribution is received. The amounts required to be taken into income under the redemption premium rules are in addition to any other amounts treated as distributions pursuant to the rules described above.

Sale or Other Disposition. A. U.S. holder generally will recognize gain or loss upon a sale or other taxable disposition of ADSs, ordinary shares or Series A Preferred Shares in an amount equal to the difference between the United States dollar value of the amount realized on the sale or other taxable disposition and the U.S. holder’s adjusted tax basis in the ADSs, ordinary shares or Series A Preferred Shares, as applicable. Such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if, at the time of sale or other taxable disposition, the U.S. holder held the ADS, ordinary share or Series A Preferred Shares for more than one year. Any gain or loss recognized by a U.S. holder on a sale or other taxable disposition of ADSs, ordinary shares or Series A Preferred Shares will generally be treated as United States source gain or loss for foreign tax credit purposes. A U.S. holder’s ability to deduct capital losses in respect of ADSs, ordinary shares or Series A Preferred Shares is subject to limitations.

Passive Foreign Investment Company. We believe that we are not subject to treatment as a passive foreign investment company. However, because the passive foreign investment company determination is made annually on the basis of facts and circumstances that may be beyond our control, and because the principles for applying the passive foreign investment company tests are complex, we cannot assure you that we are not and will not become a passive foreign investment company. A company generally is considered a passive foreign investment company for any taxable year if either: 1) at least 75% of its gross income is passive income, or 2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. For this purpose, passive income generally includes dividends, interest, royalties, rents (other than rents and royalties derived in the active conduct of a trade or business and not derived from a related person), annuities and gains from assets that produce passive income. If we own at least 25% by value of the equity shares of another corporation, we will be treated for purposes of the passive foreign investment company tests as owning a proportionate share of the assets of the other corporation, and as receiving directly a proportionate share of the other corporation’s income. If we have been or are a passive foreign investment company for any taxable year, dividends paid by us to U.S. holders would not be eligible of the reduced rate of taxation applicable to non-corporate U.S. holders, including individuals (see—“Distributions on ADSs, Ordinary Shares and Series A Preferred Shares” above). Additionally, U.S. holders generally would be required to treat any gain on the sale of the ADSs, ordinary shares or Series A Preferred Shares as an “excess distribution” and may also be subject to an interest charge. The excess distribution or gain would be allocated ratably over their holding period, the amount allocated to the current tax year would be subject to tax as ordinary income, the amount allocated to each previous tax year would be subject to tax at the highest applicable marginal rate in effect for that year and an interest charge would be imposed to recover the deemed benefit from the deferred payment of the tax. These rules would effectively prevent a U.S. holder from treating the gain realized on the disposition of the ADSs, ordinary shares or Series A Preferred Shares as capital gain. You could avoid the application of the foregoing rules if, at the time you acquired your ADSs, ordinary shares or Series A Preferred Shares, you were eligible for and timely made a mark-to-market election. We urge you to consult your tax advisor regarding the consequences of an investment in a passive foreign investment company before purchasing ADSs, ordinary shares or Series A Preferred Shares.

Taxation of Non-U.S. Holders. Distributions on ADSs, ordinary shares or Series A Preferred Shares to non-U.S. holder generally would not be subject to United States withholding tax or to United States federal income tax unless such income is effectively connected with the conduct by such non-U.S. holder of a trade or business within the United States (and, if required by an applicable income tax treaty, is attributable to a U.S., permanent establishment). Gain realized by a non-U.S. holder on the sale or other taxable disposition of ADSs, ordinary shares or Series A Preferred Shares generally will not be subject to United States federal income tax unless:

•	the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a U.S., permanent establishment), or

•	the non-U.S. holder is an individual who was present in the United States for at least 183 days in the taxable year of the sale or other disposition and certain other conditions are met.

Information Reporting and Backup Withholding. Proceeds from the sale or other disposition of the ADSs, ordinary shares or Series A Preferred Shares may be subject to information reporting to the United States Internal Revenue Service and to a 28% United States backup withholding tax. Backup withholding will not apply, however, to a corporation or to a holder who furnishes a correct taxpayer identification number or certificate of foreign status or who otherwise establishes an exemption from backup withholding.

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

Profits tax. In general, no tax is imposed in Hong Kong in respect of gains from the sale of property, including ADSs and shares. However, trading gains from the sale of property by persons carrying on a trade, profession or business in Hong Kong where such gains are derived from or arise in Hong Kong from such trade, profession or business will be chargeable to Hong Kong profits tax which was imposed at the rate of 17.5% for corporations and 16% for individuals during fiscal year 2006. Guidance provided by the Hong Kong Inland Revenue authority suggests that gains from sales or disposition of ADSs or ordinary shares issued outside of and not listed in Hong Kong may be considered to be derived from or to arise in Hong Kong if the relevant purchase or sales contracts are negotiated and concluded in Hong Kong, and such gains may be subject to Hong Kong profit tax if those persons deal or trade in the ADSs or ordinary shares as part of their business being carried out in Hong Kong. Whether profits of a trade are taken to be derived from Hong Kong is a question of fact and may vary depending upon the nature of the persons involved.

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

DOCUMENTS ON DISPLAY

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, or Exchange Act. Accordingly, we file reports, including annual reports on Form 20-F and current reports on Form 6-K, with the SEC. As a foreign private issuer, we are not subject to the proxy rules under Section 14 or the short-swing insider profit disclosure rules under Section 16 of the Exchange Act. You may inspect and copy the reports and other information we file at the public reference facilities maintained by the Commission at 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of such material by mail from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates. You may obtain information about the public reference room by calling the SEC at 1-800-SEC-0330. In addition, you can review copies of some of our filings and the registration statement through the SEC’s “EDGAR” (Electronic Data Gathering, Analysis and Retrieval) System, available on the SEC’s website (http://www.sec.gov).

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

Substantially all of our costs, assets and liabilities have been denominated in either U.S. dollars or Hong Kong dollars. Substantially all our net sales are denominated and received in U.S. dollars. We purchase raw materials and machinery and equipment primarily in a mix of U.S. dollars and Japanese yen. Labor and administrative costs are incurred primarily in Hong Kong dollars and, to a lesser extent, U.S. dollars and Chinese Renminbi. Overall, we estimate that in fiscal year 2005 and 2006, substantially all of our marketing costs and operating expenses (excluding depreciation), were in Hong Kong or U.S. dollars. Following our recapitalization in 1999, substantially all borrowings have been in U.S. dollars.

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

Additionally, our exposure to fluctuations in the value of the Chinese Renminbi has significantly increased due to the completed move of manufacturing facilities to Dongguan, China. From 1994 to July 2005, the conversion of Renminbi into foreign currencies, including Hong Kong and U.S. dollars, was based on rates set by the People’s Bank of China, which were set daily based on the previous day’s interbank foreign market exchange rate and current exchange rates on the world financial markets. As a result, the exchange rate of the Renminbi to the U.S. dollar was previously substantially pegged or fixed. On July 21, 2005 the government of China announced that the exchange rate of the Renminbi was being appreciated against the U.S. dollar and that the Renminbi would henceforth have a more flexible exchange rate within a narrow band that would float against a basket of foreign currencies. However, the Chinese government may decide to change or abandon this policy at its sole discretion at any time in the future. This recent appreciation of the Renminbi against the U.S. dollar and any further appreciation in the exchange rate of the Renminbi against the U.S. dollar will increase our costs relating to our planned China operations.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Information regarding limitations on the payment of dividends resulting from the issuance of our 9.25% senior notes due 2011 is incorporated by reference from our report on Form 6-K, filed on March 16, 2004. In addition, our purchase money loan agreement contains limitations on the payment of dividends. See “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources” for a discussion of our purchase money loan agreement.

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of disclosure controls and procedures. We maintain “disclosure controls and procedures,” as such term is defined in Rule 13a – 15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”), that are designed to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in Securities and Exchange Commission rules and forms, and that such information is accumulated and communicated to our management, including our Acting Chief Executive Officer and Acting Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating our disclosure controls and procedures, management recognized that disclosure controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the disclosure controls and procedures are met. Additionally, in designing disclosure controls and procedures, our management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible disclosure controls and procedures. The design of any disclosure controls and procedures also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

Our Acting Chief Executive Officer and our Acting Chief Financial Officer assumed their positions and responsibilities with us starting only as of September 1, 2006 and on reliance upon the representations of management employees regarding internal controls and procedures prior to the assumption of their current positions. Based on their evaluation as of the end of the year covered by this Annual Report on Form 20-F, our Acting Chief Executive Officer and Acting Chief Financial Officer have concluded that, subject to the limitations noted above, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Exchange Act is recorded, processed, summarized and reported as and when required and that material information related to the Company and its consolidated subsidiaries is made known to management, including the Acting Chief Executive Officer and Acting Chief Financial Officer, particularly during the year when our periodic reports are being prepared.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Henry C. Montgomery is an “audit committee financial expert” as this term has been defined under the rules and regulations of the SEC and that he is independent under the applicable rules promulgated by Nasdaq.

ITEM 16B. CODE OF ETHICS

We have adopted a code of ethics that applies to all of our employees, including our principal executive officer, principal financial officer, principal accounting officer, and persons performing similar functions. A copy of the code of ethics was attached as an exhibit to our Annual Report on Form 20-F for the fiscal year ended April 30, 2005. Amendments to the code of ethics or any grant of a waiver from a provision of the code of ethics requiring disclosure under applicable SEC rules, if any, will be disclosed on our website at http://www.asat.com.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit and Related Fees

Under its charter the audit committee of the board of directors reviews and pre-approves all audit and permissible non-audit services performed by PricewaterhouseCoopers as well as the fees charged by PricewaterhouseCoopers for such services. In its review of non-audit services, the audit committee considered whether the provision of such services is compatible with maintaining the independence of PricewaterhouseCoopers. The following table sets forth the aggregate fees billed by PricewaterhouseCoopers in connection with the following services during fiscal years 2005 and 2006:

	Fiscal Year Ended April 30,
	2005	2006
	$’000
Audit Fees (1)	$390	$370
Audit-Related Fees (2)	465	748
Tax Fees (3)	153	40
All other fees	—	2

Total fees	$1,008	$1,160

(1)	The aggregate fees for the fiscal years 2005 and 2006 were for the professional services rendered for the audits of our consolidated financial statements included in our Annual Report on Form 20-F, and review of the quarterly financial statements included in our current reports on Form 6-K.
(2)	The aggregate fees for the fiscal year 2005 and 2006 were primarily for the professional services in relation to the accounting advice and assistance in implementing accounting standards.
(3)	The aggregate fees for the fiscal years 2005 and 2006 were primarily for professional services in relation to tax compliance, tax planning and general advice.

The audit committee has determined that the provision of services rendered above for non-audit services is compatible with maintaining the independence of PricewaterhouseCoopers.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of responding to this item.

ITEM 18. FINANCIAL STATEMENTS

See pages F-1 through F-39.

ITEM 19. EXHIBIT INDEX

Exhibits	Description

1.1(1)	Restated Memorandum of Association of ASAT Holdings Limited.

1.2(1)(7)	Restated Articles of Association of ASAT Holdings Limited, as amended.

2.1(1)	Form of Deposit Agreement between ASAT Holdings Limited and The Bank of New York.

2.2(1)	Form of ADR (included in Exhibit 4.1).

2.3(1)	Form of specimen certificate representing ordinary shares of ASAT Holdings Limited.

4.1(2)	ASAT Holding Limited Stock Option Plan.

4.3(2)	Form of ASAT Holdings Non-Qualified Stock Option Agreement.

4.4(3)	Supply Agreement dated March 8, 2001 entered into among ASAT Limited, Talent Focus Limited and QPL Limited.

4.5(4)	Lease Agreement dated as of August 8, 2002 between Dongguan Changan County Changshi Development Company and Timerson Limited.

4.6(5)	Indenture dated as of January 26, 2004, between New ASAT (Finance) Limited, ASAT Holdings Limited and its subsidiaries, and The Bank of New York, as trustee.

4.7(5)	Form of 9.25% Senior Note due 2011 (included in Exhibit 4.6).

4.8(5)	Lease Agreement dated as of May 7, 2004 among Dongguan Changan County Changshi Development Company, Dongguan Changan ASAT Semiconductor Assembly and Test Factory and Timerson Limited.

4.9(6)	Supply Agreement dated as of May 1, 2004 entered into among ASAT Limited, Talent Focus Industries Limited and QPL Limited.

4.10(6)	Supply Agreement dated June 23, 2005 entered into among ASAT Limited, Talent Focus Industries Limited and QPL Limited.

4.11(7)	Amended and Restated Supply Agreement dated October 27, 2005 entered into among ASAT Limited, Talent Focus Industries Limited and QPL Limited.

4.12(6)	Purchase Money Loan Agreement dated as of July 31, 2005 among ASAT Holdings Limited, the Lenders named therein, and Asia Opportunity Fund, L.P.

4.13(7)	Amended and Restated Securities Purchase Agreement dated as of October 27, 2005 among ASAT Holdings Limited and the purchasers party thereto.

4.14(7)	Amended and Restated Shareholders Agreement dated November 10, 2005, by and among ASAT Holdings Limited and the shareholders party thereto.

4.18(8)	Form of Warrant Agreement between ASAT Holdings Limited and U.S. Bank National Association.

8.0(9)	Subsidiaries of the Registrant.

11.0(6)	Code of Ethics.

12.1(9)	Certification of the Acting Chief Executive Officer pursuant to §302 of the Sarbanes-Oxley Act of 2002.

12.2(9)	Certification of the Acting Chief Financial Officer pursuant to §302 of the Sarbanes-Oxley Act of 2002.

13.1(10)	Certification of the Acting Chief Executive Officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2(10)	Certification of the Acting Chief Financial Officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

14.0(3)	Letter re Andersen Assurances.

(1)	Incorporated herein by reference to Registrant’s Registration Statement on Form F-1 filed on July 7, 2000 (Registration No. 333-12124).
(2)	Incorporated herein by reference to Registrant’s Registration Statement on Form S-8 filed on February 13, 2001 (Registration No. 333-55464).
(3)	Incorporated herein by reference to Registrant’s Annual Report on Form 20-F filed on June 28, 2002.
(4)	Incorporated herein by reference to Registrant’s Annual Report on Form 20-F filed on July 28, 2003.
(5)	Incorporated herein by reference to Registrant’s Annual Report on Form 20-F filed on July 9, 2004.
(6)	Incorporated herein by reference to Registrant’s Annual Report on Form 20-F filed on August 2, 2005.
(7)	Incorporated herein by reference to Registrant’s Quarterly Report on Form 6-K filed on January 11, 2006.
(8)	Incorporated herein by reference to Registrant’s Registration Statement on Form F-1 filed on January 27, 2006.
(9)	Filed herewith.
(10)	Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ASAT HOLDINGS LIMITED

Date: October 10, 2006	By:	/s/ Tung Lok Li
	Name:	Tung Lok Li
	Title:	Acting Chief Executive Officer

Date: October 10, 2006	By:	/s/ Kei W. Chua
	Name:	Kei W. Chua
	Title:	Acting Chief Financial Officer

ASAT HOLDINGS LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF ASAT HOLDINGS LIMITED

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and comprehensive loss, consolidated statements of shareholders’ deficit, and consolidated statements of cash flows present fairly, in all material respects, the financial positions of ASAT Holdings Limited (the “Company”) and its subsidiaries at April 30, 2005 and 2006 and the results of their operations and their cash flows for each of the three years in the period ended April 30, 2006 in conformity with accounting principles generally accepted in the United States of America. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits of these consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers

Hong Kong
October 10, 2006

ASAT HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

AS OF APRIL 30, 2005 AND 2006

(Expressed in United States dollars)

	Note(s)	April 30, 2005	April 30, 2006
		$’000	$’000
ASSETS
Current assets:
Cash and cash equivalents		32,717	11,915
Accounts receivable, net	6	17,680	29,607
Inventories	7	18,139	23,319
Prepaid expenses and other current assets		7,155	8,084

Total current assets		75,691	72,925

Restricted cash	8	—	3,320
Property, plant and equipment, net	9	93,812	93,831
Deferred charges, net	2	6,297	7,115
Other non-current assets	14	2,946	4,270

Total assets		178,746	181,461

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Short-term bank loan	10	4,227	—
Accounts payable		23,509	38,249
Accrued liabilities	11	18,766	23,698
Amount due to QPL	4	2,906	5,826
Current portion of capital lease obligations	14	1,737	2,051

Total current liabilities		51,145	69,824

Accounts payable, net of current portion		—	1,830
Purchase money loan	12	—	6,382
9.25% senior notes due 2011	13	150,000	150,000
Capital lease obligations, net of current portion	14	4,057	2,539

Total liabilities		205,202	230,575

Series A Redeemable Convertible Preferred Shares	15	—	4,143
Commitments and contingencies	23
Shareholders’ deficit:
Common stock ($0.01 par value, 3,000,000,000 and 2,999,000,000 ordinary shares authorized, respectively; 685,490,130 and 689,859,869 ordinary shares issued, respectively; 678,437,130 and 682,806,869 ordinary shares outstanding, respectively)	18	6,855	6,899
Less: Repurchase of shares at par		(71)	(71)

		6,784	6,828
Additional paid-in capital		231,108	246,353
Deferred stock-based compensation		(393)	(63)
Accumulated deficit		(263,721)	(306,152)
Accumulated other comprehensive loss		(234)	(223)

Total shareholders’ deficit		(26,456)	(53,257)

Total liabilities and shareholders’ deficit		178,746	181,461

The accompanying footnotes are an integral part of these consolidated financial statements.

ASAT HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

FOR THE YEARS ENDED APRIL 30, 2004, 2005 AND 2006

(Expressed in United States dollars, except share and per share data)

	Note(s)	2004	2005	2006
		$’000	$’000	$’000
Net sales		214,674	194,411	182,115
Cost of sales	4, 7	174,275	182,319	168,859

Gross profit		40,399	12,092	13,256

Operating expenses
—Selling, general and administrative	4	24,775	27,455	29,448
—Research and development		4,562	4,481	4,059
—Reorganization expenses	21	—	928	4,690
—Litigation settlement	22	—	4,603	—
—Impairment of property, plant and equipment	5	2,387	19,944	3,890
—Facilities and relocation charges		306	—	1,054

Total operating expenses		32,030	57,411	43,141

Income (Loss) from operations		8,369	(45,319)	(29,885)
Other income, net	16	689	688	3,438
Charges on early redemption of 12.5% senior notes	13	(10,346)	—	—
Interest expense:
—Amortization of deferred charges		(1,002)	(958)	(1,947)
—Third parties		(14,423)	(14,088)	(14,686)

Loss before income taxes		(16,713)	(59,677)	(43,080)
Income tax (expense) benefit	17	(4)	(748)	649

Net loss		(16,717)	(60,425)	(42,431)
Other comprehensive loss:
Foreign currency translation		(35)	(179)	11

Comprehensive loss		(16,752)	(60,604)	(42,420)

Net loss applicable to common stockholders:
Net loss		(16,717)	(60,425)	(42,431)

Preferred shares:
—Cumulative preferred share dividends		—	—	(976)

—Accretion of preferred shares		—	—	(500)

Net loss applicable to common stockholders		(16,717)	(60,425)	(43,907)

Net loss per ordinary share:
Net loss applicable to common stockholders:
Basic and diluted net loss per share (dollars per share)	2	$(0.02)	$(0.09)	$(0.06)

Basic and diluted weighted average number of shares outstanding	2	671,721,610	677,953,380	679,357,820

The accompanying footnotes are an integral part of these consolidated financial statements.

ASAT HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ DEFICIT

FOR THE YEARS ENDED APRIL 30, 2004, 2005 AND 2006

(Expressed in United States dollars, except shares data)

	Common Stock (Note 18)					Accumulated other comprehensive income (loss)
	Share	Amount	Additional paid-in capital	Deferred stock- based compensation	Accumulated deficit		Total
Balance as of May 1, 2003	668,947	6,689	228,009	—	(186,579)	(20)	48,099
Net loss for the year	—	—	—	—	(16,717)	—	(16,717)
Translation adjustment	—	—	—	—	—	(35)	(35)
Exercise of stock options	8,026	80	2,071	—	—	—	2,151
Deferred stock-based compensation	—	—	1,038	(1,038)	—	—	—
Amortization of stock-based compensation	—	—	—	284	—	—	284

Balance as of April 30, 2004	676,973	6,769	231,118	(754)	(203,296)	(55)	33,782
Net loss for the year	—	—	—	—	(60,425)	—	(60,425)
Translation adjustment	—	—	—	—	—	(179)	(179)
Exercise of stock options	1,464	15	218	—	—	—	233
Reversal of deferred stock-based compensation	—	—	(228)	228	—	—	—
Amortization of stock-based compensation	—	—	—	133	—	—	133

Balance as of April 30, 2005	678,437	6,784	231,108	(393)	(263,721)	(234)	(26,456)
Net loss for the year	—	—	—	—	(42,431)	—	(42,431)
Translation adjustment	—	—	—	—	—	11	11
Exercise of stock options	1,025	10	99	—	—	—	109
Reversal of deferred stock-based compensation	—	—	(516)	516	—	—	—
Reversal of stock-based compensation	—	—	—	(186)	—	—	(186)
Fair value of the beneficial conversion feature	—	—	10,179	—	—	—	10,179
Amortization of the accretion of preferred shares	—	—	(500)	—	—	—	(500)
Preferred shares divided	3,345	34	(34)	—	—	—	—
Issuance of warrants	—	—	6,017	—	—	—	6,017

Balance as of April 30, 2006	682,807	6,828	246,353	(63)	(306,152)	(223)	(53,257)

The accompanying footnotes are an integral part of these consolidated financial statements.

ASAT HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED APRIL 30, 2004, 2005 AND 2006

(Expressed in United States dollars)

	2004	2005	2006
	$’000	$’000	$’000
Operating activities:
Net loss	(16,717)	(60,425)	(42,431)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization:
Property, plant and equipment	24,855	31,682	26,886
Deferred charges and debt discount	1,479	958	1,947
(Gain) loss on disposal of property, plant and equipment	(83)	136	(14)
Non-cash impairment of property, plant and equipment	2,337	19,944	3,890
Non-cash write-off of deferred charges	2,482	—	—
Amortization (reversal) of stock-based compensation	284	133	(186)
Non-cash write-off of debt discount	1,567	—	—
Changes in operating assets and liabilities:
Accounts receivable, net	(8,215)	8,744	(11,927)
Restricted cash	1,504	—	(3,320)
Inventories	(10,928)	3,408	(5,301)
Prepaid expenses and other current assets	(320)	(1,457)	(929)
Other non-current assets	—	(2,946)	(1,324)
Accounts payable	9,096	(2,664)	16,815
Accrued liabilities	6,001	6,726	5,914
Amount due to QPL	2,590	(2,353)	2,920

Net cash provided by (used in) operating activities	15,932	1,886	(7,060)

Investing activities:
Proceeds from disposal of property, plant and equipment	4,435	13	116
Acquisition of property, plant and equipment	(28,530)	(40,740)	(23,520)

Net cash used in investing activities	(24,095)	(40,727)	(23,404)

Financing activities:
Increase in short-term bank loan	—	4,831	—
Repayment of short-term bank loan	—	(604)	(4,227)
Proceeds from stock options exercised	2,151	233	109
Proceeds from issuance of Series A Redeemable Convertible Preferred Shares	—	—	7,500
Proceeds from purchase money loan	—	—	9,150
Proceeds from issuance of 9.25% senior notes	150,000	—	—
Payment for the 12.5% senior notes redemption	(100,750)	—	—
Payment of debt issuance costs	(6,368)	(617)	—
Payment of other deferred charges	—	(510)	(1,677)
Repayment of capital lease obligations	—	(746)	(1,204)
Proceeds from sale-leaseback transaction	—	6,540	—

Net cash provided by financing activities	45,033	9,127	9,651

Net increase (decrease) in cash and cash equivalents	36,870	(29,714)	(20,813)
Cash and cash equivalents at beginning of year	25,775	62,610	32,717
Effects of foreign exchange rates change	(35)	(179)	11

Cash and cash equivalents at end of year	62,610	32,717	11,915

Supplemental disclosure of cash flow information:
Cash paid (received) during the year for:
—Interest expense	10,285	14,248	14,239
—Income taxes	4	5	(639)
—Property disposal	50	—	—
—Purchase of property, plant and equipment by increasing capital lease obligations	—	6,540	—
Non-cash financing activity:
Waiver of payment to QPL in exchange of Series A Redeemable Convertible Preferred Shares	—	—	7,500

The accompanying footnotes are an integral part of these consolidated financial statements.

ASAT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amount expressed in United States dollars unless otherwise stated)

1. ORGANIZATION AND BASIS OF PRESENTATION

ASAT Holdings Limited, a company incorporated under the laws of Cayman Islands (including its consolidated subsidiaries, collectively “ASAT” or the “Company”), was formed on October 20, 1999. ASAT is principally engaged in the provision of assembly and test services for packaged integrated circuits to customers in the semiconductor industry. The Company’s principal production facilities are located in the People’s Republic of China. The Company’s sales offices are strategically located in the United States, Hong Kong, Singapore, Germany and South Korea.

On July 14, 2000, the Company offered 20,000,000 American Depositary Shares (“ADS”) representing 100,000,000 ordinary shares at $12.00 per ADS to the public and has the ADSs quoted on The Nasdaq Capital Market under the symbol “ASTT”.

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America.

The Company has experienced recurring net losses of $16.7 million, $60.4 million and $42.4 million for the years ended April 30, 2004, 2005 and 2006, respectively, and had net liabilities and an accumulated deficit of $49.1 million and $306.2 million, respectively, as of April 30, 2006. In response to current financial conditions, the Company has explored various means of obtaining additional financing, and on May 1, 2006, the Company entered into a financing agreement with one of its customers to provide the Company $6.0 million of financing in the form of advance payments for assembly and test services, subject to certain conditions. The advance was made to the Company on June 9, 2006. The primary purpose of this financing is to purchase new equipment to support the customer’s production capacity demands. This financing bears no interest and will be repaid beginning in January 2007 by off-setting amounts against the Company’s receivables from its future sales to the customer up to a fixed maximum monthly amount, with any difference between this maximum amount and receivables from the Company’s sales to the customer in a given month being paid by the Company in cash. Together with the reduction in overhead from the completed termination of the Company’s Hong Kong manufacturing operations in July 2006, the migration of the Company’s manufacturing operation to Dongguan, China, which provides a more cost-effective manufacturing base and better access to the high-growth semiconductor market in China, and additional financing that is to be obtained from time-to-time, management believes there are sufficient financial resources to meet the cash requirements of the Company as a going concern in the next twelve months. Accordingly, management has prepared the financial statements on a going concern basis.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of Preparation

These financial statements were prepared on a going concern basis. The Company has determined that the going concern basis of preparation is appropriate based on its estimates and judgments of future performance of the Company, future events and projected cash flows. At each balance sheet date, the Company evaluates its estimates and judgments as part of its going concern assessment. Based on its assessment, the Company believes there are sufficient financial and cash resources to finance the Company as a going concern in the next twelve months. Accordingly, management has prepared the financial statements on a going concern basis.

ASAT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amount expressed in United States dollars unless otherwise stated)

(b) Basis of consolidation

The consolidated financial statements include the accounts of ASAT Holdings Limited and its subsidiaries (see Note 3 for details of the Company’s principal consolidated subsidiaries). All significant intercompany balances and transactions have been eliminated upon consolidation.

(c) Revenue recognition and risk of loss

The Company does not take ownership of customer-supplied semiconductor wafers or die. Title and risk of loss remains with the customers for these materials at all times. Accordingly, the cost of the customer-supplied materials is not included in the consolidated financial statements. The Company recognizes revenue net of discounts from packaging semiconductors and performing test services directly to customers, when persuasive evidence of an arrangement exists, the price is fixed or determinable, delivery has occurred and services rendered, and collectibility is reasonably assured. Shipping and handling costs associated with product sales are included in cost of sales. Such policies are consistent with provisions in the Securities and Exchange Commission’s Staff Accounting Bulletin (“SAB”) No. 101, “Revenue Recognition in Financial Statements”, as revised by SAB No. 104 “Revenue Recognition”.

(d) Cash and cash equivalents

Cash and cash equivalents include cash on hand, cash accounts, interest bearing savings accounts placed with banks and financial institutions and all highly liquid debt instruments with original maturity of three months or less, less any amounts which are restricted as to use.

(e) Allowance for doubtful accounts

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

(f) Treasury stock

The Company accounts for treasury stock using the par value method.

(g) Inventories

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

ASAT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amount expressed in United States dollars unless otherwise stated)

(h) Property, plant and equipment

Property, plant and equipment are recorded at cost less accumulated depreciation and impairment losses. Gains or losses on disposals are reflected in the consolidated statement of operations in current periods. Major expenditures for betterments and renewals are capitalized. All ordinary repairs and maintenance costs are expensed as incurred.

Construction in progress is carried at cost less impairment losses, if any. On completion, the construction is transferred to leasehold improvements, fixtures and furniture at cost less accumulated depreciation and impairment losses.

Depreciation for financial reporting purposes is provided using the straight-line method over the estimated useful lives of the assets as follows:

Plant and machinery	5 - 12 years
Leasehold improvements	Over the unexpired lease terms
Fixtures and furniture	5 - 10 years
Loose toolings	5 - 10 years
Motor vehicles	5 years
Office equipment	3 - 5 years
Computer and software	3 - 7 years

(i) Valuation of long-lived assets

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

(j) Assets held for disposal

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

ASAT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amount expressed in United States dollars unless otherwise stated)

(k) Deferred charges

Deferred charges are fees and expenses directly related to the issuance of senior notes and other financing activities. Deferred charges attributable to the issuance of 9.25% senior notes are capitalized and amortized over the life of the notes. Deferred charges attributable to the 12.5% senior notes early redeemed on February 25, 2004 were charged to the statement of operations in the period of redemption. Deferred charges attributable to the issuance of the Series A Redeemable Convertible Preferred Shares (the “Series A Preferred Shares”) and the warrants issued in connection with such shares are capitalized and amortized over the expected life of the Series A Preferred Shares. Deferred charges attributable to the purchase money loan facility and the warrants issued in connection with such facility are capitalized and amortized over the life of the purchase money loan facility. Deferred charges, net of accumulated amortization, as of April 30, 2005, were $6.3 million as compared to $7.1 million as of April 30, 2006. Accumulated amortization as of April 30, 2005 and 2006 was $1.2 million and $2.8 million, respectively. Amortization of deferred charges included in interest expense for the years ended April 30, 2004, 2005 and 2006 was $1.0 million, $0.9 million and $1.6 million, respectively.

(l) Research and development expenditures

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

(m) Income taxes

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

(n) Foreign currency translation

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

ASAT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amount expressed in United States dollars unless otherwise stated)

(o) Reorganization and relocation expenses

The Company has adopted SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS No. 146”) and SFAS No. 112 “Employers’ Accounting for Postemployment Benefits” (“SFAS No. 112”) to record its reorganization and relocation expenses. SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity shall be recognized and measured initially at its fair value in the period which the liability is incurred while SFAS No. 112 requires employers to recognize its obligation to provide postemployment benefits when the liability is probable and the amount can be reasonably estimated.

(p) Net loss per share

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

The diluted net loss per share was the same as the basic net loss per share for the years ended April 30, 2004, 2005 and 2006 as all potential ordinary shares including the stock options and warrants are anti-dilutive and are therefore excluded from the computation of diluted net loss per share.

(q) Concentration of credit risk

Financial instruments which potentially subject the Company to concentration of credit risk consist principally of cash and cash equivalents and accounts receivable.

The Company places its cash investments with various financial institutions. The Company believes that no significant credit risk exists as these investments are made with high-credit, quality financial institutions.

The Company’s business activities and accounts receivable are with customers in the semiconductor industry, the majority of which are located throughout Asia, Europe and the United States. The Company performs ongoing credit evaluations of its customers and makes frequent contact with its customers. The Company believes that no significant credit risk exists as credit losses.

ASAT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amount expressed in United States dollars unless otherwise stated)

(r) Risk and uncertainties

The Company’s future results of operations involve a number of risks and uncertainties. Factors that could affect future operating results and cause actual results to vary materially from historical results include, but are not limited to, dependence on the highly cyclical nature of the semiconductor industry, history of continuous operating losses, the Company’s ability to rapidly develop and successfully bring to market advanced technologies and services, the incurrence of significant capital expenditures for manufacturing technology and equipment, the working relationship with the Company’s development partner in China, the Company’s high leverage and the restrictive covenants contained in the agreements governing its indebtedness, fluctuating demand and continuous downward pressure on selling prices in the communications sector, low capacity utilization rates, loss of a large customer, loss of key suppliers or their failure to deliver sufficient quantities of materials on a timely basis, the loss of key executive officers, weakness in global economies, natural disasters, losses of power to the Company’s facilities in Dongguan, China, volatility in the market prices of the Company’s ADSs, environmental regulation, fluctuations in foreign currency, appreciation of Renminbi, uncertainty as to demand from its customers over both the long- and short-term, competitive pricing and declines in average selling price the Company experienced, the timing and volume of orders relative to the production capacity, complexity in the Company’s assembly processes, the availability of financing, the competition and the greater operating and financial resources of competitors, ability to successfully complete potential acquisitions and integrate other parties into the Company’s business, the potential economic, political, legal, operational and financial risks faced by the Company operating facilities in Dongguan, China, the ability to receive dividends from and transfer funds to, the Company’s Chinese operating subsidiary, dependence on raw material and equipment suppliers, the enforcement of intellectual property rights by or against the Company and the adequacy of internal controls over financial reporting as required by Section 404 of the Sarbanes-Oxley Act of 2002.

(s) Comprehensive income (loss)

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

(t) Fair value of financial instruments

The carrying value of financial instruments, which consist of cash and cash equivalents, related company balances, accounts receivable, prepaid expenses and other current assets, accounts payable, accrued liabilities, short-term bank loan and capital lease obligations, approximates fair value due to the short-term nature of these instruments.

(u) Use of estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of net revenue and expenses during the reporting period. The Company regularly evaluates the estimates and assumptions related to going concern assessments, allowance for doubtful accounts, inventory reserves, useful lives of property, plant and equipment, deferred income tax asset valuation allowance, accounting for financial arrangements, litigation and other contingencies. The Company bases the estimates and assumptions on experience and on various other factors that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. To the extent there are material differences between the estimates and the actual results, future results of operations will be affected. Actual results could differ from those estimates. Differences from those estimates are reported in the period they become known and are disclosed to the extent they are material to the financial statements taken as a whole.

ASAT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amount expressed in United States dollars unless otherwise stated)

(v) Segment information

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

(w) Related parties

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

(x) Stock-based compensation

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

If the Company had accounted for its stock option plans by recording compensation based on the fair value at grant date for such awards consistent with the method of SFAS No. 123, the Company’s net loss and net loss per share would have been increased to the pro forma amounts as follows:

	2004	2005	2006
	$’000	$’000	$’000
Net loss
Net loss applicable to common stockholders, as reported	(16,717)	(60,425)	(43,907)
Add: stock-based employee compensation expense (reversal) as included in the reported net loss	284	133	(186)
Deduct: stock-based employee compensation expense determined under fair value based method for all rewards, net of tax effect	(6,088)	(4,363)	(1,342)
Net loss applicable to common stockholders, pro forma	(22,521)	(64,655)	(45,435)
Net loss per ordinary share (dollars per share):
—Basic	(0.02)	(0.09)	(0.06)
—Diluted	(0.02)	(0.09)	(0.06)
Pro forma net loss per ordinary share (dollars per share):
—Basic	(0.03)	(0.10)	(0.07)
—Diluted	(0.03)	(0.10)	(0.07)

ASAT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amount expressed in United States dollars unless otherwise stated)

(y) Capital leases

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

(z) Operating leases

Leases where substantially all the risks and rewards of ownership of assets remain with the leasing company are accounted for as operating leases.

Rental payments under operating leases are expensed on a straight-line basis over the periods of the respective leases.

(aa) Recent Accounting Pronouncements

On October 18, 2005, the Financial Accounting Standards Board (“FASB”) staff issued FASB Staff Position No. FAS 123(R)-2, “Practical Accommodation to the Application of Grant Date as Defined in FASB Statement No. 123(R)” (the “FSP”). The FSP provides that the grant date for purposes of accounting for stock-based compensation awards under FASB Statement No. 123 (revised 2004), “Share-Based Payment” (FAS 123(R)), can be established prior to the communication of the key terms of the award to the recipient if certain conditions are met. The FSP provides that a mutual understanding of the key terms and conditions of an award exists at the date the award is approved by the Board of Directors or other management with relevant authority if both of the following conditions are met: (i) the award is a unilateral grant and, therefore, the recipient does not have the ability to negotiate the key terms and conditions of the award with the employer; and (ii) the key terms and conditions of the award are expected to be communicated to an individual recipient within a relatively short time period from the date of approval.

ASAT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amount expressed in United States dollars unless otherwise stated)

The FSP should be applied upon initial adoption of Statement of Financial Accounting Standards (“SFAS”) No. 123(R) (“SFAS No. 123(R)”). The Company adopted SFAS No. 123(R) as of the beginning of the first quarter of fiscal year 2007, which fiscal year began on May 1, 2006.

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments—an amendment of FASB Statements No. 133 and 140” (“SFAS No. 155”). SFAS No. 155 permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS No. 133, establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives, and amends SFAS No. 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS No. 155 is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year beginning after September 15, 2006. The Company is currently assessing the impact of SFAS No. 155 to its financial position, cash flows and results of operations.

In July 2006, the FASB released FIN 48, Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement 109 (“FIN 48”). FIN 48 prescribes a comprehensive model for how a company should recognize, measure, present, and disclose in its financial statements uncertain tax positions that the company has taken or expects to take on a tax return (including a decision whether to file or not to file a return in a particular jurisdiction). Under FIN 48, the financial statements will reflect expected future tax consequences of such positions presuming the taxing authorities’ full knowledge of the position and all relevant facts, but without considering time values. FIN 48 is effective for annual periods beginning after December 15, 2006.

In September 2006, the FASB issued FAS 157, Fair Value Measurements (“FAS 157”). FAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. FAS 157 applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007.

3. SUBSIDIARIES

Details of the Company’s principal consolidated subsidiaries as of April 30, 2005 and 2006 were as follows:

		Ownership Interest Attributable to the Company
Company Name	Place of Incorporation	2005	2006	Principal Activities
ASAT Limited	Hong Kong	100%	100%	Assembly and test services for packaged integrated circuits
Timerson Limited	Hong Kong	100%	100%	Assembly and test services for packaged integrated circuits
ASAT, Inc.	California, United States	100%	100%	Sales, marketing and customer services
ASAT (Finance) LLC	Delaware, United States	100%	100%	Financial services
ASAT (Cayman) Limited	Cayman Islands	100%	100%	Investment holding
ASAT (S) Pte. Ltd.	Singapore	100%	100%	Sales, marketing and customer services
ASAT Korea Limited	Korea	100%	100%	Sales, marketing and customer services
ASAT GmbH	Germany	100%	100%	Sales, marketing and customer services
ASAT Semiconductor (Dongguan) Limited	People’s Republic of China	100%	100%	Assembly and test services for packaged integrated circuits
New ASAT (Finance) Limited	Cayman Islands	100%	100%	Financial services

ASAT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amount expressed in United States dollars unless otherwise stated)

4. RELATED PARTY TRANSACTIONS

The Company undertook significant transactions with one of its major shareholders, QPL International Holdings Limited and its group companies (collectively known as “QPL”). As described below, QPL owned approximately 42.5%, 42.5% and 42.4% of the Company’s ordinary shares as of April 30, 2004, 2005 and 2006, respectively.

Major transactions with QPL during the years ended April 30, 2004, 2005 and 2006 are summarized as follows:

Purchase of materials—The Company purchased leadframes from QPL amounting to $30.9 million, $24.1 million and $22.5 million for the years ended April 30, 2004, 2005 and 2006, respectively.

The Company also purchased other raw materials from QPL amounting to $1.1 million, $0.9 million and $0.4 million for the years ended April 30, 2004, 2005 and 2006, respectively.

Rental expenses—The Company used to lease its Hong Kong office and manufacturing premises from QPL under a lease agreement which expires on March 31, 2007. The Company paid rental expenses to QPL of $3.1 million and $2.6 million for the years ended April 30, 2004 and 2005, respectively. On April 30, 2005, QPL completed the sale of ASAT’s leased facility from QPL to a third party that is unrelated to either party. The lease agreement with QPL has been transferred to this third party without any change in its terms and conditions. Rental payments to the new landlord during the year ended April 30, 2006 were no longer classified as related party transactions.

Administrative and management services—The Company used the chemical wastage disposal services and repairs and maintenance services provided by QPL under a cost sharing agreement for the years ended April 30, 2004 and 2005. The Company paid QPL services fees of $148 thousand and $47 thousand for the years ended April 30, 2004 and 2005, respectively. No such services were used for the year ended April 30, 2006.

Provision of management information services—The Company provides management information services to QPL under a cost sharing agreement and received service income from QPL of $44 thousand, $37 thousand and $7 thousand for the years ended April 30, 2004, 2005 and 2006, respectively.

Provision of facility services—The Company provides building facility services to QPL under a cost sharing agreement and received service charges of $84 thousand, $69 thousand and $12 thousand for the years ended April 30, 2004, 2005 and 2006, respectively.

The amount due to QPL was unsecured and interest free.

ASAT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amount expressed in United States dollars unless otherwise stated)

On September 1, 2006, the Company’s board of directors appointed Tung Lok Li as Acting Chief Executive Officer. Mr. Li succeeds Robert Gange, our former Chief Executive Officer, who resigned for personal reasons. Mr. Gange will continue to serve as a consultant to the Company during this transition period. Mr. Li is Chairman of QPL, one of the Company’s principal shareholder groups, and a member of the Company’s board of directors. The Company’s board of directors simultaneously appointed Kei W. Chua as Acting Chief Financial Officer. Mr. Chua also succeeds Mr. Gange, our former Acting Chief Financial Officer. Mr. Chua is a Managing Director of CCMP Capital Asia Pte. Ltd. (formerly known as J.P. Morgan Partners Asia Pte. Ltd.), an affiliate of one of the Company’s principal shareholder groups, and a member of the Company’s board of directors. Mr. Li and Mr. Chua will assume their positions for the interim period while the Company continues its search for a permanent Chief Executive Officer and a permanent Chief Financial Officer. While Mr. Li and Mr. Chua will continue to serve as members of the Company’s board of directors, their employment contracts with the Company expressly prohibit them from entering into any related party transactions with QPL or JPMP, respectively. At the same time, the Company’s board of directors appointed Joseph Martin as Executive Vice President of Sales and Marketing. Mr. Martin was Chief Executive Officer of QPL, one of the Company’s principal shareholder groups, and is a member of the Company’s board of directors. Mr. Martin resigned from his position with QPL effective September 1, 2006 to avoid any conflicts of interest with his current position at the Company.

5. IMPAIRMENT OF PROPERTY, PLANT AND EQUIPMENT

On December 20, 2003, the Company entered into a sale and purchase agreement with a third party to dispose of the Company’s excess owned property in Hong Kong for approximately $4.0 million. The sale and purchase agreement was completed on February 21, 2004 and the Company now leases back a portion of the property under an operating lease for a monthly rental fee of approximately $31 thousand (Note 23). As a result of the sale of the property contemplated in January 2004, an impairment charge of $2.4 million was recognized and recorded in January 2004 quarter. No other impairment charge was recorded for the year ended April 30, 2004.

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

For the year ended April 30, 2006, the Company recognized a total of $3.9 million non-cash impairment charges to write-off property, plant and equipment which were not transferable to the Company’s new manufacturing facilities in Dongguan, China and which could not be sold. The $3.9 million non-cash impairment charges were recorded as operating expenses in the Company’s consolidated statements of operations for the year ended April 30, 2006.

ASAT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amount expressed in United States dollars unless otherwise stated)

6. ACCOUNTS RECEIVABLE, NET

	2005	2006
	$’000	$’000
Accounts receivable	17,814	29,796
Less: Allowance for doubtful debts	(134)	(189)

	17,680	29,607

7. INVENTORIES

The components of inventories, net of the related reductions to the lower of cost or net realizable value, were as follows:

	2005	2006
	$’000	$’000
Raw materials	14,609	19,315
Work-in-progress	1,741	2,581
Finished goods	1,789	1,423

	18,139	23,319

Management continuously reviews slow-moving and obsolete inventories and assesses any inventory obsolescence based on inventory levels, material composition and expected usage as of that date. During the years ended April 30, 2004, 2005 and 2006, there were non-cash write-offs of specific inventories of $1.4 million, $2.4 million and $1.8 million, respectively.

8. RESTRICTED CASH

Restricted cash of $3.3 million as of April 30, 2006 represents a bank deposit securing the Company’s capital lease obligations. This restricted cash is classified as a non-current asset as the capital lease arrangement has a maturity date during the fiscal year ended April 30, 2009. See Note 14 for details of the capital lease.

9. PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net consisted of the following:

	2005	2006
	$’000	$’000
Plant and machinery	88,017	91,106
Leasehold improvements	508	31,113
Furniture and fixtures, computer and software, office equipment and motor vehicles	18,698	18,505
Loose toolings	5,526	6,515
Construction in progress	10,611	—

	123,360	147,239
Less: Accumulated depreciation	(29,548)	(53,408)

	93,812	93,831

Included in the property, plant and equipment was equipment under capital leases at cost, after impairment charge, of $5.3 million less accumulated depreciation of $1.5 million as of April 30, 2006.

During the years ended April 30, 2004, 2005 and 2006, depreciation expenses amounted to $24.9 million, $31.7 million and $26.9 million, respectively.

ASAT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amount expressed in United States dollars unless otherwise stated)

As described in Note 5, the Company recorded impairment charges of $19.9 million and $3.9 million, which were principally related to plant and machinery, furniture and fixtures and loose toolings, for the years ended April 30, 2005 and 2006, respectively.

10. SHORT-TERM BANK LOAN

During the year ended April 30, 2005, ASAT Semiconductor (Dongguan) Limited, the Company’s wholly owned subsidiary, entered into a loan agreement pursuant to which it borrowed $4.8 million from a Chinese bank. The loan bore an annual interest rate of 5.022% payable on a monthly basis and had a maturity date of February 28, 2006. Under the loan agreement, the Company has fully and unconditionally guaranteed the loan. The borrowings were applied to fund the capital expenditures in connection with the Company’s Phase II facility. In April 2005, a partial repayment of the principal in the amount of $604 thousand was made. During the year ended April 30, 2006, the remaining $4.2 million was repaid.

11. ACCRUED LIABILITIES

Accrued liabilities consisted of the following:

	2005	2006
	$’000	$’000
Accrued employee costs	991	1,510
Accrued severance payments	705	4,835
Accrued vacation pay	953	775
Accrued senior notes interest and purchase money loan interest	3,502	3,935
Accrued deferred financing costs	708	110
Accrued legal and professional fees	968	949
Accrued for write-off of ASAT S.A. (Note a)	2,323	—
Accrued litigation settlement (Note b)	4,603	1,871
Deferred revenue	—	1,047
Down payment received	—	1,020
Accrued value added tax and individual income tax	—	1,063
Accrued royalty expenses	—	734
Other accrued expenses	4,013	5,849

	18,766	23,698

Notes:

(a)	The amount represented the accrual for potential claims which could have arisen from the winding up of ASAT S.A. In December 2000, the Company exercised the option to acquire ASAT S.A. in Nancy, France from QPL for $20.0 million and the acquisition became effective in January 2001. Accounted for under the purchase method, ASAT S.A. has become a wholly-owned subsidiary of the Company.

In October 2001, the Company determined not to fund ASAT S.A. as part of the global restructuring program. ASAT S.A. has filed for court protection under French law and is under the process of court administered liquidation.

The three-year statute of limitations applicable to the claims arising out of the winding up of ASAT S.A. which began in the third quarter of fiscal year 2003 expired during the third quarter of fiscal year 2006. In view of such expiration, the Company reversed the accrued amount of $2.3 million and recorded as other income during the year ended April 30, 2006.

(b)	The amount represents a settlement to be settled in the form of cash, warrants and rebates on future business associated with a settlement agreement with Freescale Semiconductor, Inc. that was executed in July 2005 and was filed with the Court on July 18, 2005. During the fiscal year ended April 30, 2006, the Company paid a total of $1.75 million in cash to Freescale Semiconductor, Inc. (“Freescale”) and also issued a 5-year warrant to Freescale for $1.75 million to purchase 10,937,500 ordinary shares, which is equivalent to 2,187,500 ADSs, initially exercisable at a price of $0.16 per ordinary share (equivalent to $0.80 per ADS) (Note 22).

ASAT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amount expressed in United States dollars unless otherwise stated)

12. PURCHASE MONEY LOAN FACILITY

On July 31, 2005, the Company entered into agreements for a private financing of $30 million with JPMP Master Fund Manager, L.P. related funds (“JPMP”) and QPL, two of the Company’s principal shareholder groups, in the form of a $15 million preferred share financing (Note 15) and a $15 million purchase money loan facility. The purchase money loan facility from Asia Opportunity Fund, L.P., an affiliate of JPMP, and related funds, provides for up to $15 million of loans which can be borrowed in two tranches, in the amount of up to $10 million and up to $5 million, respectively, each in the event that the Company’s cash position falls below $10 million. The loans may be drawn during a 15 month draw down period starting from the date of the agreement, subject to the Company’s compliance with certain conditions. On October 4, 2006, the Company entered into amendment to the purchase money loan agreement with JPMP, which extended the draw down period to April 30, 2007. Each tranche has a maturity of two years from the time of borrowing and bears interest at the rate of 15% per annum, with interest to be paid on a quarterly basis. In October 2005, in connection with the closing of the Company’s sale of Series A Redeemable Convertible Preferred Shares, the Company issued five-year warrants for a total of 5 million ordinary shares (equivalent to 1 million ADSs) exercisable at a price of $0.01 per share (equivalent to $0.05 per ADS) as an arrangement fee for the loan agreement. On January 25, 2006, the Company borrowed the first $10.0 million tranche of funding under the purchase money loan facility and issued five-year warrants for a total of 15,668,170 ordinary shares (equivalent to 3,133,634 ADSs) exercisable at a price of $0.01 per share (equivalent to $0.05 per ADS), as well as paid a commitment fee of $850,000, on a pro rata basis to the lenders that funded the first tranche. The Company estimated the fair value of these warrants to be approximately $3.2 million. The fair value of the warrants and commitment fees have been deducted from the gross proceeds of the $10 million purchase money loan and amortized over the life of the purchase money loan.

The purchase money loan facility is unsecured and contains various affirmative and negative covenants binding on the Company and its subsidiaries, including limitations on the Company and the Company’s subsidiaries’ ability to incur indebtedness, grant liens on assets, pay dividends and enter into transactions with affiliates. The loan agreement sets forth certain additional conditions to the Company’s ability to draw loans, including but not limited to, the absence of any default under any material agreement of the Company and compliance in all material respects by the parties thereto with the securities purchase agreement, the providing of guaranties by certain of the Company’s subsidiaries, ongoing compliance and performance of the Company’s supply agreement with QPL Limited and Talent Focus Industries Limited, the absence of any material adverse change or new material adverse condition in or affecting the business operations, property, results of operations, condition or prospects of the Company and the Company’s subsidiaries and the absence of any material adverse change or disruption in the Company’s industry or the financial, banking or capital markets that could reasonably be judged to adversely affect the Company or the Company’s subsidiaries. In addition, the Company will be required to repay the loans with the net proceeds of certain issuances of equity and debt and certain asset sales.

The Company has agreed to file a registration statement covering the resale of shares issuable upon conversion of the preferred shares and exercise of the warrants described above.

ASAT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amount expressed in United States dollars unless otherwise stated)

13. 9.25% SENIOR NOTES DUE 2011

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

The 9.25% senior notes are unsecured and guaranteed on a senior unsecured basis by the Company and certain of the Company’s subsidiaries which are “restricted subsidiaries” as defined in the indenture governing the 9.25% senior notes. The indenture governing the 9.25% senior notes contains certain covenants that will, among other things, restrict the ability of the Company and its restricted subsidiaries to borrow money, pay dividends on or repurchase capital stock of the Company and make certain other restricted payments or investments, sell assets or enter into mergers or consolidations and create liens on assets. The 9.25% senior notes are redeemable, by the Company, prior to February 1, 2008, in whole or in part, at a redemption price equal to 100% of the principal amount plus accrued and unpaid interest and liquidated damages and additional amounts, if any, plus a make-whole amount and on or after February 1, 2008 at the various redemption prices set out in the indenture governing the 9.25% senior notes.

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

14. CAPITAL LEASE OBLIGATIONS

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

ASAT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amount expressed in United States dollars unless otherwise stated)

Future minimum lease payments under capital lease obligations as of April 30, 2006 are as follows:

$’000
Fiscal year ending April 30:
2007	2,261
2008	1,845
2009	729

Total minimum lease payments	4,835
Less: Amounts representing interest	(245)

Present value of minimum payments	4,590
Current portion	(2,051)

Non-current portion	2,539

At the inception of the leases, the Company paid to the purchaser-lessor a deposit and prepaid rent amount of $1.6 million. The amount is classified as other non-current assets in the consolidated balance sheet as of April 30, 2005 and 2006.

At the end of each of the initial lease terms, the Company has an option to (i) return all the equipment to the purchaser-lessor; (ii) purchase all the equipment at price based on the then fair market values of the equipment; or (iii) extend the lease terms by two additional quarters and purchase the equipment at the price of $1,000 for each piece of equipment.

Pursuant to these sale-leaseback arrangements, the purchaser-lessor entered into a separate term loan facility agreement for up to $5.0 million with a bank in Hong Kong (the “Lender”). Upon demand by the Lender, the Company and one of its subsidiaries fully and unconditionally guaranteed the purchaser-lessor for the $5.0 million term loan facility. The Company believes that the guarantee has the characteristics set forth in FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”, which requires initial recognition of the guarantee at fair values at its inception. Nonetheless, the fair value of the guarantee is considered to be insignificant given the risk of loss on such guarantee at the date of its inception and, therefore, no amount was recognized in the consolidated financial statements on inception date.

On March 31, 2006, the Company deposited $3.3 million in cash with the Lender as collateral for the guarantee obligations, in consideration thereof, the Lender released the Company and one of its subsidiaries from the guarantees.

15. SERIES A REDEEMABLE CONVERTIBLE PREFERRED SHARES

On July 31, 2005, the Company entered into agreements for a private financing of $30 million with JPMP and QPL, two of the Company’s principal shareholder groups, in the form of a $15 million preferred share financing and a $15 million purchase money loan facility (Note 12). The preferred share financing provided for the issuance and sale of 300,000 Series A Preferred Shares for a total price of $15 million and the issuance of five-year warrants for a total of 20 million ordinary shares (equivalent to 4 million ADSs) exercisable at a price of $0.01 per share (equivalent to $0.05 per ADS), of which warrants for a total of 5 million ordinary shares (equivalent to 1 million ADSs) were issued as an arrangement fee. The securities purchase agreement for the Series A Preferred Share financing was amended and restated on October 27, 2005 to, among other things, add Olympus-ASAT II, L.L.C. (“Olympus”), as a party. The preferred share financing closed on October 27, 2005. Half of this $15.0 million of financing was provided by JPMP related funds and Olympus, and half of the financing was provided by QPL and/or its affiliates. Each Series A Preferred Share issued pursuant to the agreements is convertible at the option of the holder into ordinary shares at an initial conversion price equal to $0.09 per ordinary share (equivalent to $0.45 per ADS), but will be reset on October 31, 2006 to 80% of the average trading price per share equivalent of the Company’s ordinary shares during the preceding three months if such amount is below the conversion price of $0.09 per ordinary share (equivalent to $0.45 per ADS), subject to a floor of $0.065 per ordinary share (equivalent to $0.325 per ADS). The conversion price and ratio shall be proportionally adjusted for share splits, dividends, re-combinations and similar events. Subject to certain exceptions specified in the Company’s restated articles of association, the conversion price will also be adjusted on a weighted-average basis in the event of any future issuance of ordinary shares or securities convertible, exchangeable or exercisable into ordinary shares, subject to certain exceptions, for no consideration or for consideration per share less than the then-effective conversion price applicable to the Series A Preferred Shares, as determined based on the average closing prices of the Company’s ADSs for a thirty-day trading period ending three days prior to the date of determination.

ASAT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amount expressed in United States dollars unless otherwise stated)

The Series A Preferred Shares are entitled to a semi-annual dividend equal to 13% per annum of the purchase price payable in arrears. Such dividend shall be payable, at the Company’s option, in cash unless payment in cash is prohibited by law or by the terms of the Company’s debt instruments, or in additional Series A Preferred Shares or in ordinary shares of the Company. The Company’s indenture governing its 9.25% senior notes currently prohibits such payment in cash, and such prohibition is expected to continue in the foreseeable future. The Series A Preferred Shares are redeemable, in whole or in part, at the option of the holders on or after May 4, 2011. The redemption price for the Series A Preferred Shares so redeemed will equal the issue price of the Series A Preferred Shares plus the accrued but unpaid dividends thereon to, but excluding, the redemption date. The Series A Preferred Shares are also redeemable for cash at the Company’s option, in whole or in part, at any time. The redemption price for the Series A Preferred Shares redeemed at the Company’s option will equal the higher of the issue price of the Series A Preferred Shares plus accrued but unpaid dividends thereon to, but excluding, the redemption date, and the aggregate fair market value of the ordinary shares into which such Series A Preferred Shares are then convertible.

In connection with this financing agreement, the Company has issued to the shareholder groups, other than Olympus, as an arrangement fee, warrants to purchase 5,000,000 ordinary shares, which is the equivalent of 1,000,000 ADSs, exercisable at a price of $0.01 per ordinary share (equivalent to $0.05 per ADS). Simultaneous with the issuance and sale of the Series A Preferred Shares under the financing agreement, the Company issued additional five-year warrants to purchase an aggregate of 15,000,000 ordinary shares, which is the equivalent of 3,000,000 ADSs, exercisable at a price of $0.01 per ordinary share (equivalent to $0.05 per ADS). The warrants are exercisable for five years from the closing date of the securities purchase agreement.

The Company engaged independent appraisers to assess the fair value of the warrants referenced above and the intrinsic value of the beneficial conversion feature of the Series A Preferred Shares. The fair value of the warrants was estimated to be approximately $1.2 million and the intrinsic value of the beneficial conversion feature of the Series A Preferred Shares was estimated to be approximately $10.1 million as of October 31, 2005. The fair value of the warrants and the intrinsic value of the beneficial conversion feature of the Series A Preferred Shares have been deducted from the gross proceeds from the issuance of the $15 million preferred shares financing and has been allocated to additional paid-in capital upon the issuance of the Series A Preferred Shares on October 27, 2005.

On March 15, 2006, the Company paid the semiannual dividend of $743 thousand due on its outstanding Series A Preferred Shares. The Company paid the dividend in its ordinary shares, issuing 11.15 ordinary shares per Series A Redeemable Share and 3,345,054 ordinary shares in the aggregate to members of the investor group and Everwarm Limited, a wholly-owned subsidiary of QPL.

ASAT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amount expressed in United States dollars unless otherwise stated)

Under the securities purchase agreement, the Company agreed to undertake, as soon as reasonably practicable following the issuance and sale of Series A Preferred Shares, a rights offering of the Series A Preferred Shares and warrants for the benefit of existing shareholders other than the purchasers of the Series A Preferred Shares and certain other shareholders that have agreed to waive participation in the rights offering. This rights offering was completed on July 28, 2006 (Note 26).

The Company has also agreed to file a registration statement covering the resale of the shares issuable upon exercise of the Series A Preferred Shares and warrants described above.

16. OTHER INCOME, NET

Other income, net consisted of the following:

	2004	2005	2006
	$’000	$’000	$’000
Interest income	371	639	394
Gain (loss) on disposal of property, plant and equipment	83	(136)	14
Reversal of previously accrued write-off of ASAT S.A. (Note 11)	—	—	2,323
Rental income	120	4	—
Others, net	115	181	707

	689	688	3,438

17. INCOME TAXES

Income is subject to taxation in the various countries in which the Company and its subsidiaries operate. The (loss) income before income taxes by geographical locations was as follows:

	2004	2005	2006
	$’000	$’000	$’000
Hong Kong	(15,296)	(62,244)	(39,436)
United States	(714)	795	(686)
Germany and other countries	(703)	1,772	(2,958)

	(16,713)	(59,677)	(43,080)

The benefit (provision) for income taxes by geographical location were as follows:

	2004	2005	2006
	$’000	$’000	$’000
Current:
Hong Kong	—	—	—
United States	(2)	(691)	665
Others	(2)	(57)	(16)
Deferred:
Hong Kong	—	—	—

	(4)	(748)	649

ASAT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amount expressed in United States dollars unless otherwise stated)

An analysis of the Company’s deferred tax liabilities and deferred tax assets as of April 30, 2005 and 2006 was as follows:

	2005	2006
	$’000	$’000
Deferred tax liabilities:
Temporary differences arising from depreciation and amortization	(15,224)	(8,681)

Total gross deferred tax liabilities	(15,224)	(8,681)
Deferred tax assets:
Reserves and accruals not currently deductible	161	176
Net operating losses carried forward	28,234	32,048

Total gross deferred tax assets	28,395	32,224

Net deferred tax assets	13,171	23,543
Less: valuation allowance	(13,171)	(23,543)

	—	—

The Company provided a full valuation allowance against the deferred tax assets of the subsidiaries in both the United States and Hong Kong as of April 30, 2005 and 2006 due to the uncertainty surrounding the realizability of these benefits in future tax returns.

The reconciliation of the effective tax rate of the Company to the Hong Kong profits tax rate (the principal tax jurisdiction of the Company) was as follows:

	2004	2005	2006
Hong Kong profits tax rate	17.5%	17.5%	17.5%
Tax effect of difference in Hong Kong and United States tax rates	(0.1)	(0.6)	0.8
Tax effect of difference in Hong Kong and Germany tax rates	—	(0.2)	—
Non-taxable interest/other income	0.2	0.2	1.1
Income not subject to taxation	—	(0.8)	(1.9)
Non-deductible expenses	(4.2)	(7.6)	(2.0)
Change in valuation allowance	(12.0)	(9.5)	(16.7)
Overpayment of U.S. tax	—	—	1.5
Others, net	(1.4)	(0.3)	1.2

Effective tax (expense) benefit rate	(0.0)%	(1.3)%	1.5%

As of April 30, 2006, the Company had available Hong Kong operating loss carryforwards of $183.1 million which, subject to the agreement by the Hong Kong Inland Revenue Department, can be carried forward indefinitely to offset against operating income arising in the future. From its operation in the United States, it had available United States federal net operating loss carryforwards of approximately $12.9 million which, subject to agreement by the Internal Revenue Service, expires from 2011 to 2024. The extent to which the loss carryforwards can be used to offset future taxable income to taxes may be limited, depending on the extent of ownership changes within any three-year period as provided by Section 382 of the Internal Revenue Code and applicable California state tax law.

ASAT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amount expressed in United States dollars unless otherwise stated)

18. COMMON STOCK

	2005	2006
	$’000	$’000
Authorized:
2,999,000,000 (2005—3,000,000,000) ordinary shares of $0.01 each	30,000	29,990

Issued:
689,859,869 (2005—685,490,130) ordinary shares of $0.01 each	6,855	6,899

Outstanding:
682,806,869 (2005—678,437,130) ordinary shares of $0.01 each	6,784	6,828

No repurchase of ADSs occurred for the years ended April 30, 2004, 2005 and 2006.

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

Pursuant to the securities purchase agreement with JPMP related funds, QPL and Olympus which closed on October 27, 2005, the Company issued 300,000 units Series A Preferred Shares for a total price of $15 million. In connection with this securities purchase agreement, the Company has issued to the shareholder groups, other than Olympus, as an arrangement fee, warrants to purchase 5,000,000 ordinary shares (equivalent to 1,000,000 ADSs) exercisable at a price of $0.01 per ordinary share (equivalent to $0.05 per ADS). Simultaneous with the issuance and sale of the Series A Preferred Shares under the securities purchase agreement, the Company issued additional five-year warrants to purchase an aggregate of 15,000,000 ordinary shares, which is the equivalent of 3,000,000 ADSs, exercisable at a price of $0.01 per ordinary share (equivalent to $0.05 per ADS). The warrants are exercisable for five years from the closing date of the securities purchase agreement.

The Company engaged independent appraisers to assess the fair value of the warrants referenced above . The fair value of the warrants was estimated to be approximately $1.2 million as of October 31, 2005. The fair value of the warrants have been deducted from the gross proceeds from the issuance of the $15 million Series A Preferred Shares financing and was allocated to additional paid-in capital upon the issuance of the Series A Preferred Shares on October 27, 2005.

ASAT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amount expressed in United States dollars unless otherwise stated)

In connection to the purchase money loan facility, the Company has issued to the administrative agent, as an arrangement fee, warrants to purchase an aggregate of 5,000,000 ordinary shares, which is the equivalent of 1,000,000 ADSs, exercisable at a price of $0.01 per ordinary share (equivalent to $0.05 per ADS). The Company engaged an independent appraiser to assess the fair value of the warrants and the fair value was estimated to be approximately $692 thousand. The fair value of the warrants has been capitalized as deferred charges and amortized over the life of the purchase money loan facility. The fair value of the warrants was also credited to additional paid-in capital upon the effectiveness of the purchase money loan facility on October 27, 2005.

On January 25, 2006, the Company borrowed the first $10.0 million tranche of funding under the purchase money loan facility and issued five-year warrants for a total of 15,668,170 ordinary shares, which is the equivalent of 3,133,634 ADSs, exercisable at a price of $0.01 per ordinary share (equivalent to $0.05 per ADS), the warrants are exercisable for five years from the date of issuance. The Company estimated the fair value of these warrants to be approximately $3.2 million. The fair value of the warrants and commitment fees was deducted from the gross proceeds of the $10.0 million purchase money loan and amortized over the life of the purchase money loan.

On March 15, 2006, the Company paid the semiannual dividend of $743 thousand due on its outstanding Series A Preferred Shares. The Company paid the dividend in its ordinary shares, issuing 11.15 ordinary shares per Series A Preferred Share and 3,345,054 ordinary shares in the aggregate to members of the investor group and Everwarm Limited, a wholly-owned subsidiary of QPL.

19. STOCK OPTION PLAN

On July 6, 2000, the Company adopted a Stock Option Plan (“2000 Stock Option Plan”) under which the Board of Directors may, at their discretion, invite any key officers, employees, consultants and non-employee directors of ASAT to subscribe for its shares up to a maximum of 110,000,000 ordinary shares of the Company. The Board of Directors will determine which individuals will be granted options, the number of ADSs subject to the options, the exercise price for the options, the vesting periods and any other terms that will apply as the Board deems appropriate. Under Accounting Principles Board Opinion No. 25, the Company recognized stock-based employee compensation expenses of $284 thousand and $133 thousand for the years ended April 30, 2004 and 2005, respectively. There was a forfeiture reversal to the previously recognized stock-based employee compensation expense of $186 thousand for the year ended April 30, 2006.

On January 24, 2003, the Company announced the Employee Stock Option Exchange Program, a voluntary stock option exchange program for the Company’s employees, employee director and non-employee director. The Company offered eligible stock option holders with exercise prices above the current bid price of the Company’s ADSs to voluntarily cancel their outstanding options. In exchange, participants will be granted new stock options at the fair value of the Company’s ADSs no sooner than six months and one day after the cancellation of the options, which cancellation occurred on February 24, 2003. Under the terms of the Stock Option Exchange Program, 12,164,447 ADS options were surrendered for cancellation.

On August 29, 2003, options for 6,589,710 ADSs were granted under the Employee Stock Option Exchange Program at an exercise price of $1.44 per ADS to those participants who were still employed by the Company on that date. All newly granted options have the same vesting schedules as the cancelled options.

ASAT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amount expressed in United States dollars unless otherwise stated)

Movements of the Company’s stock options during the years ended April 30, 2004, 2005 and 2006 were as follows:

	Outstanding Options
	Number of ADS options	Weighted-average exercise price per ADS
Outstanding at April 30, 2003	1,753,480	$2.44
Granted	11,873,710	$1.92
Cancelled	(586,405)	$1.83
Exercised	(1,605,173)	$1.34

Outstanding at April 30, 2004	11,435,612	$2.08
Granted	2,229,675	$1.22
Cancelled	(1,936,429)	$2.18
Exercised	(292,853)	$0.80

Outstanding at April 30, 2005	11,436,005	$1.93

Granted	2,318,875	$0.82
Cancelled	(5,121,894)	$1.97
Exercised	(204,937)	$0.53

Outstanding at April 30, 2006	8,428,049	$1.64

ADS options exercisable at:
April 30, 2004	4,725,632	$2.05
April 30, 2005	7,661,474	$1.97
April 30, 2006	5,368,610	$1.90

Certain unexercised options were cancelled for option holders who left the Company, either voluntarily or under the reorganization, during the years ended April 30, 2004, 2005 and 2006.

In no circumstances was there a grant of an option to the same individual for whom an option was cancelled within six months.

The options generally vest over four years and expire ten years from the date of grant.

The following table summarizes information about stock options issued under the plan described above that are outstanding and exercisable as of April 30, 2006:

Options outstanding				Options exercisable
Range of exercise price	Number of ADS options	Weighted-average exercise price	Weighted-average contractual life (years)	Number of ADS options	Weighted-average exercise price
$0.42 - $0.96	1,482,245	$0.56	8.50	711,995	$0.52
$0.99 - $1.65	5,362,344	$1.28	8.14	3,513,930	$1.41
$1.97 - $3.05	1,355,000	$2.73	7.73	914,225	$2.71
$4.25 - $4.31	31,560	$4.26	4.93	31,560	$4.26
$7.69 -$12.00	196,900	$11.61	4.21	196,900	$11.61

Total	8,428,049			5,368,610

ASAT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amount expressed in United States dollars unless otherwise stated)

Pro-forma information regarding net loss and net loss per share is required by SFAS No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of SFAS No. 123. The weighted average fair value of stock options at the date of grant of $1.21, $0.65 and $0.60 per ADS option for the years ended April 30, 2004, 2005 and 2006, respectively, were estimated using the Black-Scholes option pricing model with the following assumptions:

	2004	2005	2006
Risk-free interest rate	2.05%	3.67%	4.71%
Expected life	4	4	4
Expected stock volatility	80%	67%	101%
Dividend yield	0%	0%	0%

The Black-Scholes option pricing model requires the input of subjective assumptions, including the expected volatility of stock price. Because changes in subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing model may not necessarily provide a reliable single measure of the fair value of the stock options.

20. EMPLOYEE BENEFIT PLAN

The aggregate employers’ contributions which have been made were as follows:

	2004	2005	2006
	$’000	$’000	$’000
Employers’ contributions	1,815	1,392	1,343

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

In addition, ASAT, Inc. has a 401(k) plan which covers all employees with six months or more of service. Employees who participate in the plan may contribute a portion of their salaries up to a limit specified by law. The Company’s contribution to the plan is based on the percentage of contribution by the employee of the individual employee’s monthly basic salary, whereby the Company’s contributions to the plan for the years ended April 30, 2004, 2005 and 2006 were $411 thousand, $150 thousand and $123 thousand respectively.

21. REORGANIZATION EXPENSES

During the years ended April 30, 2005 and 2006, as part of the transition to China, the Company incurred $928 thousand and $4.7 million, respectively, of reorganization expenses for the lay-off of approximately 300 and 1,000 employees, respectively, who primarily served in the manufacturing functions in Hong Kong operations.

ASAT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amount expressed in United States dollars unless otherwise stated)

22. LITIGATION SETTLEMENT

QPL entered into a patent cross license agreement with Motorola, Inc. (“Motorola”) on October 1, 1993 (the “Immunity Agreement”). Under the terms of the Immunity Agreement, QPL had been obligated to pay quarterly royalties to Motorola on a per solder ball pad basis for all “BGA Packages,” as defined therein. QPL, through its then subsidiary ASAT Limited, paid royalties on certain products and not others based on its understanding of the obligations under the Immunity Agreement. When QPL assigned certain semiconductor assets to the Company in 1999, ASAT Limited continued to make payments to Motorola, even though the Immunity Agreement was not assigned to the Company or any of its subsidiaries.

Motorola approached the Company in December 2002 claiming that the Company had assumed QPL’s obligations under the Immunity Agreement. It commissioned a third-party auditor to audit the royalty payments the Company had made for the three-year period ended October 31, 2002. Based on the results of that audit, Motorola asserted that QPL and the Company collectively owed additional royalties of $8,000,000 along with interest under either the Immunity Agreement or “implied in fact” contract that mirrors the terms of the Immunity Agreement. The bulk of the amount claimed stemmed from Motorola’s contention that the Company and QPL owe royalties for the manufacture of fpBGA products, a contention that both entities denied.

On April 9, 2003, the Company and its subsidiary, ASAT, Inc., as co-plaintiffs initiated a lawsuit against Motorola in the United States District Court for the Northern District of California (the “Court”) by filing a complaint for Declaratory Judgment seeking a declaration from the court that neither plaintiff owed Motorola any royalty payments under the Immunity Agreement or any other agreement. Motorola counter-claimed for breach of contract against the Company, ASAT, Inc., ASAT Limited and QPL, seeking $8,000,000 plus interest accruing at the rate of 1% per month on the alleged unpaid royalties. The substantial majority of Motorola’s demand was directed to the Company and its subsidiaries.

In July 2005, the Company entered into a formal settlement agreement and mutual release with Motorola and Freescale to fully and finally compromise, settle and discharge the claims, controversies, demands and disputes between the parties. The formal written settlement agreement was executed in July 2005 and was filed with the Court on July 18, 2005. Under the settlement agreement and mutual release, the Company agreed to pay Freescale a total of $2.0 million in cash. The Company also agreed to provide Freescale with a rebate of 20% on all future products sales and services invoiced by the Company to Freescale until the aggregate amount of the rebate provided to Freescale by the Company totals $1.75 million. This 20% rebate will not expire until the maximum total rebate of $1.75 million is paid back to Freescale. Based on the discounted cash flows analysis and the expected timeframe of the rebate utilization by Freescale, the fair value of the rebate was estimated to be approximately $1.62 million as of April 30, 2005. The Company also issued a 5-year warrant to Freescale for $1.75 million to purchase 10,937,500 ordinary shares, which is equivalent to 2,187,500 ADSs, initially exercisable at a price of $0.16 per ordinary share (equivalent to $0.80 per ADS). The Company engaged an independent appraiser to assess the fair value of the warrants and the fair value of the warrants was estimated to be approximately $982 thousand as of April 30, 2005.

The accrued litigation settlement totaling $4.6 million, representing $2.0 million cash settlement, $1.62 million fair value of future rebate and $982 thousand fair value of the warrants, was charged to the Company’s consolidated statements of operations for the year ended April 30, 2005.

ASAT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amount expressed in United States dollars unless otherwise stated)

23. COMMITMENTS AND CONTINGENCIES

Capital expenditure

As of April 30, 2004, 2005 and 2006, the Company had contracted for capital expenditure on property, plant and equipment of $8.0 million, $21.1 million and $2.9 million, respectively. The capital commitment as of April 30, 2005 included the completion of the interior finish and fixtures contract for the Phase II facility.

Operating leases

The Company leases certain land and buildings and equipment and machinery, under operating lease agreements expiring at various times through August 2018. The Hong Kong facility leased from QPL is under a three-year term which expires on March 31, 2007. On April 30, 2005, QPL completed the sale of ASAT’s leased facility from QPL to a third party that is unrelated to either party. The lease agreement with QPL has been transferred to this third party without any change in its terms and conditions. The lease of the Hong Kong office facility was renewed in August 2006 under a one-year term which expires on August 31, 2007, with an option to extend for an additional year.

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

On May 7, 2004, the Company entered into a lease agreement of another factory facility (the “Phase II facility”) in Dongguan, China, under which the lessor is responsible for the design and construction of the factory building. The Company is obligated to pay a monthly lease payment for a term of 15 years starting from August 1, 2005. Under the terms of the Phase II facility lease, the Company is obligated to pay monthly payment of $179 thousand for the first six years of the lease term and $90 thousand per month for the seventh years of the lease term.

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

ASAT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amount expressed in United States dollars unless otherwise stated)

Future minimum lease payments under operating leases as of April 30, 2006 are as follows:

$’000
Fiscal year ending April 30:
2007	6,605
2008	4,382
2009	4,327
2010	3,230
2011	2,692
Thereafter	14,391

Total	35,627

The Company evaluated its lease arrangements for the Phase I and Phase II facilities in accordance with FASB Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51 (“FIN 46R”). The Company determines that it has variable interests in the lessor through the options to purchase the leased assets during the lease term at predetermined prices. Pursuant to the lease arrangement, the Company does not absorb a majority of the expected losses from specified leased assets. Therefore, the Company is not considered the primary beneficiary of the specified leased assets and, accordingly, no amounts of the specified leased assets are consolidated in the Company’s consolidated financial statements as of April 30, 2005 and 2006.

Other than as disclosed above, the Company does not have other signification business arrangements with entities that may qualify as a variable interest entity under FIN 46R.

24. SEGMENT INFORMATION

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

	2004	2005	2006
	$’000	$’000	$’000
Hong Kong	205,840	185,865	177,207
United States	106,649	104,830	60,481
China (excluding Hong Kong)	24	9,774	74,278
Transfer between geographic areas	(97,839)	(106,058)	(129,851)

Total net sales	214,674	194,411	182,115

Intercompany sales between geographic areas were recorded at cost plus a mark-up. Such transfers, including unrealized profits, are eliminated on consolidation.

ASAT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amount expressed in United States dollars unless otherwise stated)

The Company ships completed packages at the direction of its customers to various destinations. The following table provides a breakdown of the percentage of net sales by geographic destination:

	2004	2005	2006
United States	49.6%	54.2%	33.2%
Asia (a)	49.2%	43.9%	63.0%
Hong Kong	0.1%	0.4%	2.3%
Europe	1.1%	1.5%	1.5%

	100.0%	100.0%	100.0%

(a)	For the Company’s net sales by geographic destination, Asia mainly represents Singapore, Taiwan, Japan, Malaysia, China (excluding Hong Kong), Philippines and Korea.

The geographical distribution of the Company’s identifiable assets is summarized as follows:

	2004	2005	2006
	$’000	$’000	$’000
Hong Kong	200,476	128,218	93,564
China (excluding Hong Kong)	11,673	42,927	78,094
Asia (b)	148	175	117
United States	14,617	7,342	9,635
Germany	105	84	51

	227,019	178,746	181,461

(b)	For the Company’s identifiable assets, Asia represents Singapore and Korea.

The geographical distribution of the Company’s long-lived assets is summarized as follows:

	2004	2005	2006
	$’000	$’000	$’000
Hong Kong	102,892	72,196	44,060
China (excluding Hong Kong)	7,088	29,711	60,384
Asia (c)	72	54	35
United States	912	1,088	735
Germany	12	6	2

	110,976	103,055	105,216

(c)	For the Company’s long-lived assets, Asia represents Singapore and Korea.

25. MAJOR CUSTOMERS

An analysis of percentage of sales to major customers is as follows:

	2004	2005	2006
Customer:
A	19.0%	21.1%	32.6%
B	17.5%	12.1%	8.6%
C	5.0%	10.8%	7.0%
D	0.5%	5.0%	7.0%
E	6.4%	4.9%	4.0%
F	8.9%	4.2%	3.6%

ASAT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amount expressed in United States dollars unless otherwise stated)

26. SUBSEQUENT EVENTS

On May 1, 2006, the Company entered into a financing agreement with a customer to provide the Company $6.0 million of financing in the form of advance payments for assembly and test services, subject to certain conditions. The advance was made to the Company on June 9, 2006. The primary purpose of this financing is to purchase new equipment to support the customer’s production capacity demands. This financing bears no interest and will be repaid beginning in January 2007 by off-setting amounts against the Company’s receivables from its future sales to the customer up to a fixed maximum monthly amount, with any difference between this maximum amount and receivables from the Company’s sales to the customer in a given month being paid by the Company in cash. The agreement contains various affirmative and negative covenants, including notice requirements for specified actions or events, restrictions on acquisitions and dispositions of property, business or assets, and transactions with affiliates. Events of default under the agreement include failure by ASAT to pay or perform its obligations under the agreement, cross defaults with specified indebtedness and bankruptcy events. Upon the occurrence of an event of default, the customer may require the Company to repay the remaining balance of the advance payment.

As required by the securities purchase agreement, in June 2006, the Company undertook a rights offering of the Series A Preferred Shares and warrants for the benefit of existing shareholders, excluding the purchasers of the Series A Preferred Shares and certain other shareholders that have agreed to waive participation in the rights offering. In the rights offering, the Company distributed one subscription right for every 1,850 of its ordinary shares, or for every 370 of the Company’s ADSs, owned. Each subscription right entitled the recipient to purchase for $50.00 a unit consisting of one Series A Preferred Share and a warrant to purchase 50 ordinary shares. On July 28, 2006, the rights offering was completed and the Company sold 9,799 units in this offering and received gross proceeds of $489,950.

On September 1, 2006, the Company’s board of directors appointed Tung Lok Li as Acting Chief Executive Officer. Mr. Li succeeds Robert Gange, who resigned for personal reasons. Mr. Gange will continue to serve as a consultant to the Company during this transition period. Mr. Li is Chairman of QPL, one of the Company’s principal shareholder groups, and a member of the Company’s board of directors. The Company’s board of directors simultaneously appointed Kei W. Chua as Acting Chief Financial Officer. Mr. Chua is a Managing Director of CCMP Capital Asia Pte. Ltd. (formerly known as J.P. Morgan Partners Asia Pte. Ltd.), an affiliate of one of the Company’s principal shareholder groups, and a member of the Company’s board of directors. Mr. Li and Mr. Chua will assume their positions for the interim period while the Company continues its search for a permanent Chief Executive Officer and a permanent Chief Financial Officer. While Mr. Li and Mr. Chua will continue to serve as members of the Company’s board of directors, their employment contracts with the Company expressly prohibit them from entering into any related party transactions with QPL and JPMP, respectively. At the same time, the Company’s board of directors appointed Joseph Martin as Executive Vice President of Sales and Marketing. Mr. Martin was Chief Executive Officer of QPL, one of the Company’s principal shareholder groups, and is a member of the Company’s board of directors. Mr. Martin resigned from his position with QPL effective September 1, 2006 to avoid any conflicts of interest with his current position at the Company.

On September 15, 2006, the Company paid the semiannual dividend of $992 thousand due on its outstanding Series A Preferred Shares. The Company paid the dividend in its ordinary shares, issuing 36.73 ordinary shares per Series A Preferred Share and 11,020,338 ordinary shares in the aggregate to JPMP related funds, Olympus and Everwarm Limited, and issuing 9.97 ordinary shares per Series A Preferred Share and 97,706 ordinary shares in the aggregate to holders of Series A Preferred Shares who subscribed to the Company’s rights offering.

ASAT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amount expressed in United States dollars unless otherwise stated)

27. CONDENSED CONSOLIDATED FINANCIAL INFORMATION

On January 26, 2004, New ASAT (Finance) Limited, a wholly-owned subsidiary of the Company issued $150.0 million of its 9.25% senior notes as part of a refinancing transaction. See Note 13 for a more complete description of the 9.25% senior notes.

Under the indenture governing the 9.25% senior notes, the Company and certain of its wholly-owned subsidiaries that are “restricted subsidiaries” under the indenture governing the 9.25% senior notes have fully and unconditionally guaranteed the 9.25% senior notes on joint and several basis. There are no significant restrictions on the ability of the Company or any guarantor to obtain funds from its subsidiaries by dividend or loan.

The condensed consolidated financial statements are presented below and should be read in connection with the Consolidated Financial Statements of ASAT Holdings Limited. The subsidiary guarantors for the 9.25% senior notes are ASAT Limited, ASAT Inc., Timerson Limited and ASAT (Cayman) Limited. Separate financial statements and other disclosures concerning the subsidiary guarantors are not included herein because (i) the subsidiary guarantors are wholly-owned and have fully and unconditionally guaranteed the 9.25% senior notes on a joint and several basis, and (ii) the Company’s management has determined that such information is not material to investors.

The following condensed consolidated financial information presents the condensed consolidated balance sheets as of April 30, 2006 and 2005 and the related condensed consolidated statements of operations and cash flows for the years ended April 30, 2006, 2005 and 2004 of (a) ASAT Holdings Limited, the parent company; (b) New ASAT (Finance) Limited, the subsidiary issuer; (c) the guarantor subsidiaries of ASAT Holdings Limited on a combined basis; (d) the non-guarantor subsidiaries of the Company on a combined basis; (e) eliminating entries; and (f) the total consolidated amounts.

ASAT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amount expressed in United States dollars unless otherwise stated)

Condensed Consolidated Balance Sheet as of April 30, 2006

	ASAT HOLDINGS LIMITED	NEW ASAT (FINANCE) LIMITED	GUARANTOR SUBSIDIARIES	NON- GUARANTOR SUBSIDIARIES	ELIMINATING ENTRIES	CONSOLIDATED TOTAL
	$’000	$’000	$’000	$’000	$’000	$’000
ASSETS
Current assets:
Cash and cash equivalents	93	—	8,901	2,921	—	11,915
Accounts receivable, net	—	—	29,607	—	—	29,607
Inventories	—	—	21,720	1,599	—	23,319
Prepaid expenses and other current assets	106	—	7,707	271	—	8,084

Total current assets	199	—	67,935	4,791	—	72,925
Restricted cash	—	—	3,320	—	—	3,320
Property, plant and equipment, net	—	—	93,614	217	—	93,831
Investment in and advance to consolidated entities	247,675	148,689	240,888	5,227	(642,479)	—
Deferred charges and other non-current assets	2,335	4,780	4,270	—	—	11,385

Total assets	250,209	153,469	410,027	10,235	(642,479)	181,461

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Advance from consolidated entities	—	—	604,726	(469)	(604,257)	—
Other current liabilities	432	3,469	63,288	2,635	—	69,824

Total current liabilities	432	3,469	668,014	2,166	(604,257)	69,824
9.25% senior notes due 2011	—	150,000	—	—	—	150,000
Other non-current liability	6,382	—	4,369	—	—	10,751

Total liabilities	6,814	153,469	672,383	2,166	(604,257)	230,575

Series A Redeemable Convertible Preferred Shares	4,143	—	—	—	—	4,143
Shareholders’ equity (deficit):
Common stock ($0.01 par value)	6,899	—	141	10,723	(10,864)	6,899
Less: Repurchase of stock at par	(71)	—	—	—	—	(71)
Additional paid-in capital	230,983	—	22,728	—	(7,358)	246,353
Deferred stock-based compensation	(63)	—	—	—	—	(63)
Accumulated other comprehensive loss	—	—	—	(223)	—	(223)
Retained earnings (Accumulated deficit)	1,504	—	(285,225)	(2,431)	(20,000)	(306,152)

Total shareholders’ equity (deficit)	239,252	—	(262,356)	8,069	(38,222)	(53,257)

Total liabilities and shareholders’ equity (deficit)	250,209	153,469	410,027	10,235	(642,479)	181,461

ASAT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amount expressed in United States dollars unless otherwise stated)

Condensed Consolidated Balance Sheet as of April 30, 2005

	ASAT HOLDINGS LIMITED	NEW ASAT (FINANCE) LIMITED	GUARANTOR SUBSIDIARIES	NON- GUARANTOR SUBSIDIARIES	ELIMINATING ENTRIES	CONSOLIDATED TOTAL
	$’000	$’000	$’000	$’000	$’000	$’000
ASSETS
Current assets:
Cash and cash equivalents	176	—	27,665	4,876	—	32,717
Accounts receivable, net	—	—	17,680	—	—	17,680
Inventories	—	—	18,139	—	—	18,139
Prepaid expenses and other current assets	70	—	7,005	80	—	7,155

Total current assets	246	—	70,489	4,956	—	75,691
Property, plant and equipment, net	—	—	83,715	10,097	—	93,812
Investment in and advance to consolidated entities	224,625	147,682	100,194	10,600	(483,101)	—
Deferred charges and other non-current assets	510	5,787	2,946	—	—	9,243

Total assets	225,381	153,469	257,344	25,653	(483,101)	178,746

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Advance from consolidated entities	—	—	434,608	10,270	(444,878)	—
Other current liabilities	109	3,469	40,893	4,351	2,323	51,145

Total current liabilities	109	3,469	475,501	14,621	(442,555)	51,145
9.25% senior notes due 2011	—	150,000	—	—	—	150,000
Other non-current liability	—	—	4,057	—	—	4,057

Total liabilities	109	153,469	479,558	14,621	(442,555)	205,202

Shareholders’ equity (deficit):
Common stock ($0.01 par value)	6,855	—	141	10,723	(10,864)	6,855
Less: Repurchase of stock at par	(71)	—	—	—	—	(71)
Additional paid-in capital	215,738	—	22,728	—	(7,358)	231,108
Deferred stock-based compensation	(393)	—	—	—	—	(393)
Accumulated other comprehensive loss	—	—	—	(234)	—	(234)
Retained earnings (Accumulated deficit)	3,143	—	(245,083)	543	(22,324)	(263,721)

Total shareholders’ equity (deficit)	225,272	—	(222,214)	11,032	(40,546)	(26,456)

Total liabilities and shareholders’ equity (deficit)	225,381	153,469	257,344	25,653	(483,101)	178,746

Condensed Consolidated Statements of Operations for the year ended April 30, 2006

	ASAT HOLDINGS LIMITED	NEW ASAT (FINANCE) LIMITED	GUARANTOR SUBSIDIARIES	NON- GUARANTOR SUBSIDIARIES	ELIMINATING ENTRIES	CONSOLIDATED TOTAL
	$’000	$’000	$’000	$’000	$’000	$’000
Net sales	—	—	295,363	14,497	(127,745)	182,115
Cost of sales	—	—	290,003	11,412	(132,556)	168,859

Gross profit	—	—	5,360	3,085	4,811	13,256
Operating expenses:
—Selling, general and administrative	501	—	26,786	6,444	(4,283)	29,448
—Research and development	—	—	4,059	—	—	4,059
—Reorganization expenses	—	—	4,114	576	—	4,690
—Facilities and relocation charges			1,054			1,054
—Impairment of property, plant and equipment	—	—	3,890	—	—	3,890

Total operating expenses	501	—	39,903	7,020	(4,283)	43,141

(Loss) Income from operations	(501)	—	(34,543)	(3,935)	9,094	(29,885)
Other income (expenses), net	1	14,882	9,187	2,016	(22,648)	3,438
Interest expense:
—Amortization of deferred charges	(742)	(1,007)	(1,205)	—	1,007	(1,947)
—Third parties	(397)	(13,875)	(14,246)	(1,039)	14,871	(14,686)

(Loss) Income before income taxes	(1,639)	—	(40,807)	(2,958)	2,324	(43,080)
Income tax (expense) benefits	—	—	665	(16)	—	649

Net loss	(1,639)	—	(40,142)	(2,974)	2,324	(42,431)
Other comprehensive loss:
Foreign currency translation	—	—	—	11	—	11

Comprehensive loss	(1,639)	—	(40,142)	(2,963)	2,324	(42,420)

ASAT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amount expressed in United States dollars unless otherwise stated)

Condensed Consolidated Statements of Operations for the year ended April 30, 2005

	ASAT HOLDINGS LIMITED	NEW ASAT (FINANCE) LIMITED	GUARANTOR SUBSIDIARIES	NON- GUARANTOR SUBSIDIARIES	ELIMINATING ENTRIES	CONSOLIDATED TOTAL
	$’000	$’000	$’000	$’000	$’000	$’000
Net sales	—	—	300,469	—	(106,058)	194,411
Cost of sales	—	—	290,435	—	(108,116)	182,319

Gross profit	—	—	10,034	—	2,058	12,092
Operating expenses:
—Selling, general and administrative	712	—	29,574	1,977	(4,808)	27,455
—Research and development	—	—	4,481	—	—	4,481
—Reorganization expenses	—	—	928	—	—	928
—Litigation settlement	—	—	4,603	—	—	4,603
—Impairment of property, plant and equipment	—	—	19,944	—	—	19,944

Total operating expenses	712	—	59,530	1,977	(4,808)	57,411

(Loss) Income from operations	(712)	—	(49,496)	(1,977)	6,866	(45,319)
Other income (expenses), net	1	14,833	3,809	3,744	(21,699)	688
Interest expense:
—Amortization of deferred charges	—	(958)	(958)	—	958	(958)
—Third parties	—	(13,875)	(14,054)	(34)	13,875	(14,088)

(Loss) Income before income taxes	(711)	—	(60,699)	1,733	—	(59,677)
Income tax expense	—	—	(691)	(57)	—	(748)

Net loss	(711)	—	(61,390)	1,676	—	(60,425)
Other comprehensive loss:
Foreign currency translation	—	—	—	(179)	—	(179)

Comprehensive loss	(711)	—	(61,390)	1,497	—	(60,604)

Condensed Consolidated Statements of Operations for the year ended April 30, 2004

	ASAT HOLDINGS LIMITED	NEW ASAT (FINANCE) LIMITED	GUARANTOR SUBSIDIARIES	NON-GUARANTOR SUBSIDIARIES		ELIMINATING ENTRIES	CONSOLIDATED TOTAL
				OTHERS	ASAT (FINANCE) LLC
	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Net sales	—	—	312,513	—	—	(97,839)	214,674
Cost of sales	—	—	272,146	—	—	(97,871)	174,275

Gross profit	—	—	40,367	—	—	32	40,399
Operating expenses:
—Selling, general and administrative	1,013	—	24,359	1,781	—	(2,378)	24,775
—Research and development	—	—	4,562	—	—	—	4,562
—Impairment of property, plant and equipment	—	—	2,387	—	—	—	2,387
—Facilities charges	—	—	306	—	—	—	306

Total operating expenses	1,013	—	31,614	1,781	—	(2,378)	32,030

(Loss) Income from operations	(1,013)	—	8,753	(1,781)	—	2,410	8,369
Other income (expenses), net	85	3,901	(8,411)	1,079	21,870	(17,835)	689
Charge on early redemption of 12.5% senior notes	—	—	—	—	(10,346)	—	(10,346)
Interest expense:
—Amortization of deferred charges	—	(240)	(1,002)	—	(762)	1,002	(1,002)
—Third parties	—	(3,661)	(14,423)	—	(10,762)	14,423	(14,423)

Loss before income taxes	(928)	—	(15,083)	(702)	—	—	(16,713)
Income tax expense	—	—	(2)	(2)	—	—	(4)

Net loss	(928)	—	(15,085)	(704)	—	—	(16,717)
Other comprehensive loss:
Foreign currency translation	—	—	—	(35)	—	—	(35)

Comprehensive loss	(928)	—	(15,085)	(739)	—		(16,752)

ASAT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amount expressed in United States dollars unless otherwise stated)

Condensed Consolidated Statements of Cash Flows for the year ended April 30, 2006

	ASAT HOLDINGS LIMITED	NEW ASAT (FINANCE) LIMITED	GUARANTOR SUBSIDIARIES	NON- GUARANTOR SUBSIDIARIES	ELIMINATING ENTRIES	CONSOLIDATED TOTAL
	$’000	$’000	$’000	$’000	$’000	$’000
Net cash provided by (used in) operating activities	383	1,007	(6,224)	(2,226)	—	(7,060)

Net cash (used in) provided by investing activities	(15,550)	—	(23,220)	(184)	15,550	(23,404)

Net cash provided by (used in) financing activities	15,084	(1,007)	10,680	444	(15,550)	9,651

Net (decrease) increase in cash and cash equivalents	(83)	—	(18,764)	(1,966)	—	(20,813)
Cash and cash equivalents at beginning of year	176	—	27,665	4,876	—	32,717
Effects of foreign exchange rates change	—	—	—	11	—	11

Cash and cash equivalents at end of year	93	—	8,901	2,921	—	11,915

Condensed Consolidated Statements of Cash Flows for the year ended April 30, 2005

	ASAT HOLDINGS LIMITED	NEW ASAT (FINANCE) LIMITED	GUARANTOR SUBSIDIARIES	NON- GUARANTOR SUBSIDIARIES	ELIMINATING ENTRIES	CONSOLIDATED TOTAL
	$’000	$’000	$’000	$’000	$’000	$’000
Net cash (used in) provided by operating activities	(447)	150	413	1,770	—	1,886

Net cash provided by (used in) investing activities	346	—	(30,684)	(10,043)	(346)	(40,727)

Net cash (used in) provided by financing activities	(277)	(150)	(4,025)	13,233	346	9,127

Net (decrease) increase in cash and cash equivalents	(378)	—	(34,296)	4,960	—	(29,714)
Cash and cash equivalents at beginning of year	554	—	61,961	95	—	62,610
Effects of foreign exchange rates change	—	—	—	(179)	—	(179)

Cash and cash equivalents at end of year	176	—	27,665	4,876	—	32,717

Condensed Consolidated Statements of Cash Flows for the year ended April 30, 2004

	ASAT HOLDINGS LIMITED	NEW ASAT (FINANCE) LIMITED	GUARANTOR SUBSIDIARIES	NON-GUARANTOR SUBSIDIARIES		ELIMINATING ENTRIES	CONSOLIDATED TOTAL
				OTHERS	ASAT (FINANCE) LLC
	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Net cash (used in) provided by operating activities	(722)	4,516	7,621	(771)	5,288	—	15,932

Net cash used in investing activities	(16,202)	—	(24,070)	(25)	—	16,202	(24,095)

Net cash provided by (used in) financing activities	2,151	(4,516)	68,009	879	(5,288)	(16,202)	45,033

Net (decrease) increase in cash and cash equivalents	(14,773)	—	51,560	83	—	—	36,870
Cash and cash equivalents at beginning of year	15,327	—	10,401	47	—	—	25,775
Effects of foreign exchange rates change	—	—	—	(35)	—	—	(35)

Cash and cash equivalents at end of year	554	—	61,961	95	—	—	62,610