Form 20-F
period 2007-04-30
ASAT HOLDINGS LTD
filed 2007-10-15
CIK 1102384

As filed with the Securities and Exchange Commission on October 15, 2007

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED APRIL 30, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 000-30842

ASAT Holdings Limited

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

14th Floor, 138 Texaco Road

Tsuen Wan, New Territories

Hong Kong

(Address of principal executive office)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Name of each exchange and Title of each class on which registered:

American Depositary Shares, each representing 15 ordinary shares, par value $0.01 per share,

Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Class	Number of shares outstanding as of April 30, 2007
Ordinary Shares, par value $0.01	704,348,844

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

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

Each American Depositary Share (“ADS”) of ASAT Holdings represents 15 ordinary shares of ASAT Holdings.

We publish our financial statements in United States dollars, which are referred to as “Dollars” and “$.”

References to “U.S. GAAP” mean the generally accepted accounting principles in the United States. Unless otherwise indicated, our financial information presented in this Annual Report has been prepared in accordance with U.S. GAAP. Effective from December 22, 2006, we changed our American Depositary Share, or ADS, to ordinary share ratio from one ADS for every five of our ordinary shares to one ADS for every 15 ordinary shares. The data regarding our ADSs included in this annual report, including our financial information, has been retroactively restated to reflect this change.

FORWARD-LOOKING STATEMENTS

This Annual Report contains statements and information that involve risks, uncertainties and assumptions. These statements and information constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Forward-looking statements are all statements that concern plans, objectives, goals, strategies, future events or performance and underlying assumptions and other statements that are other than statements of historical fact, including, but not limited to, those that are identified by the use of words such as “anticipates,” “believes,” “estimates,” “expects,” “intends,” “plans,” “predicts,” “projects” and similar expressions. Risks and uncertainties that could affect us include, without limitation, dependence on the highly cyclical nature of the semiconductor industry, our ability to rapidly develop and successfully bring to market advanced technologies and services, the concentration of our business in the communications sector, the incurrence of significant capital expenditures for manufacturing technology and equipment, the success of operating our assembly and test facilities in Dongguan, China, the ability to employ and retain senior management, our high leverage, our ability to service our debt obligations and the restrictive covenants contained in the agreements governing our indebtedness, fluctuating demand and continuous downward pressure on selling prices in the semiconductor industry, low capacity utilization rates, loss of a large customer, weaknesses in global economies, natural disasters, losses of power to our facilities in Dongguan, China, volatility in the market price of our ADSs, including the effects of the adjustment to our ADS ratio, the possible delisting of our ADSs from the Nasdaq Capital Market and negative impact on the price and liquidity of our ADSs if they are delisted, environmental regulation, fluctuation in foreign currencies, uncertainty as to demand from our customers over both the long-term and short-term, competitive pricing and declines in average selling prices we experience, the timing and volume of orders relative to our production capacity, complexity in our assembly processes, the availability of financing, competition and the greater operating and financial resources of competitors, ability to successfully complete potential acquisitions and integrate other parties into our business, dependence on raw material and equipment suppliers, ability to transfer funds to and from our Chinese operating subsidiary, seasonality in sales of our products and the enforcement of intellectual property rights by or against us. Should one or more of such risks and uncertainties materialize, or should any underlying assumption prove incorrect, actual outcomes may vary materially from those indicated in the applicable forward-looking statements. Any forward-looking statement or information contained in this document speaks only as of the date the statement was made.

All of our forward-looking statements made herein and elsewhere are qualified in their entirety by the risk factors discussed in the section entitled “Risk Factors” and other cautionary statements appearing in “Operating and Financial Review and Prospects.” These risk factors and statements describe circumstances which could cause actual results to differ materially from those contained in any forward-looking statement. We do not intend to update or revise any forward-looking statements made herein to reflect actual results or changes in assumptions, future events or otherwise. Accordingly, forward-looking statements should not be relied upon as a prediction of actual results.

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

Chip	An individual integrated circuit that has not yet been packaged. Also used as a generic term for semiconductor devices. Often called a “die.”

Chipset	Two or more chips designed to perform as a unit for one or more functions.

Chipscale packages	Any semiconductor package in which the package is approximately 1.2 times the size of the semiconductor chip.

Deposition	A term applied to growing thin layers within in a vacuum condensation mode, or via electroplating techniques.

Die	A synonym for a semiconductor “chip.”

Encapsulation	Enclosing the die in an organic medium which protects the die and wire bonds from the environment.

fpBGA	Fine Pitch Ball Grid Array. A distinct technically evolved version of a BGA package, mounted on substrate that has a solder ball pitch of less than 1.0 mm.

FxBGA	A new and flexible advanced BGA package that is thinner and has a higher circuit density and improved electrical and thermal performance in comparison to traditional BGAs.

Flip chip	Type of PBGA package which uses an array of solder bumps on the bottom of the semiconductor chip to connect the chip to the balls on the bottom of the package.

Input/Output	A connector which interconnects the chip to the package or one package level to the next level in the hierarchy. Also referred to as pin-out connections or terminals. Sometimes referred to as “I/O.”

Integrated circuit

A combination of two or more transistors on a base material, usually silicon. All semiconductor chips, including memory chips and logic chips, are very complicated integrated circuits with thousands of transistors.

v

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

PBGA

The acronym for a standard type of commodity BGA packaging known as “plastic ball grid array,” where the chip is placed on top of a laminate plastic substrate that has a grid of solder balls underneath for use in connecting the packaged device to a printed circuit board.

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

The following table represents selected historical consolidated financial data for ASAT for the five-year period ended April 30, 2007. The selected historical consolidated financial data below as of April 30, 2006 and 2007 and for the years ended April 30, 2005, 2006 and 2007 were derived from our audited consolidated financial statements as of such dates and for such periods included elsewhere in this Annual Report. The selected historical consolidated financial data below as of April 30, 2003, 2004 and 2005 and for the years ended April 30, 2003 and 2004 were derived from our audited consolidated financial statements as of such dates and for such periods not included in this Annual Report. The financial information included in this Annual Report does not reflect our results of operations, financial position and cash flows in the future and our past operating results are no guarantee of our future operating performance. In this Annual Report, all references to fiscal years are to the Company’s fiscal years ended April 30th, thus fiscal year 2007 refers to the fiscal year ended on April 30, 2007.

SELECTED FINANCIAL DATA

The selected historical consolidated financial data is qualified by reference to, and should be read in conjunction with, “Item 5—Operating and Financial Review and Prospects” and our consolidated financial statements and the related notes, included elsewhere in this Annual Report.

	Fiscal Year Ended April 30,
	2003	2004	2005	2006	2007
	(In thousands of dollars, except for share and ADS data)
Statement of Operations Data:
Net sales	$150,090	$214,674	$194,411	$182,115	$164,853
Cost of sales	140,366	174,275	182,319	168,859	149,927
Gross profit	9,724	40,399	12,092	13,256	14,926

Operating expenses:
Selling, general and administrative expenses	24,215	24,775	27,455	29,448	22,065
Research and development	5,299	4,562	4,481	4,059	2,218
Reorganization expenses	713	—	928	4,690	2,473
Litigation settlement	—	—	4,603	—	—
Impairment of property, plant and equipment	81,807	2,387	19,944	3,890	—
Facilities and relocation charges	—	306	—	1,054	3,047

Total operating expenses	112,034	32,030	57,411	43,141	29,803

(Loss) income from operations	(102,310)	8,369	(45,319)	(29,885)	(14,877)
Other income, net (1)	1,709	689	688	3,438	643
Charges on early redemption of 12.5% senior notes (2)	—	(10,346)	—	—	—
Interest expense	(13,652)	(15,425)	(15,046)	(16,633)	(19,542)

Loss before income taxes	(114,253)	(16,713)	(59,677)	(43,080)	(33,776)
Income tax benefit (expense)	15,174	(4)	(748)	649	(1,264)

Net loss	$(99,079)	$(16,717)	$(60,425)	$(42,431)	$(35,040)

Net loss applicable to common stockholders:
Net loss	$(99,079)	$(16,717)	$(60,425)	$(42,431)	$(35,040)

Preferred shares:
—Cumulative preferred share dividends	—	—	—	(976)	(1,990)
—Accretion of preferred shares	—	—	—	(500)	(1,232)
Net loss applicable to common stockholder	$(99,079)	$(16,717)	$(60,425)	$(43,907)	$(38,262)
Net loss per share (basic and diluted) (3)	$(0.15)	$(0.02)	$(0.09)	$(0.06)	$(0.06)

Net loss per ADS (basic and diluted) (3)	$(2.22)	$(0.36)	$(1.35)	$(0.97)	$(0.83)

Basic and diluted weighted average number of shares outstanding (3)	668,947,000	671,721,610	677,953,380	679,357,820	691,798,216
Basic and diluted weighted average number of ADSs outstanding (3)	44,596,467	44,781,441	45,196,892	45,290,521	46,119,881

	As of April 30,
	2003	2004	2005	2006	2007
	(In thousands of dollars)
Balance Sheet Data (at end of year):
Cash and cash equivalents	$25,775	$62,610	$32,717	$11,915	$7,325
Total assets	165,170	227,019	178,746	181,461	135,137
Total debt (4)	98,705	150,000	160,021	160,972	164,666
Total shareholders’ equity (deficit)	48,099	33,782	(26,456)	(53,257)	(88,261)

	Fiscal Year Ended April 30,
	2003	2004	2005	2006	2007
	(In thousands of dollars)
Other Data:
Net cash (used in) provided by operating activities	$(2,342)	$15,932	$1,886	$(7,060)	$10,403
Net cash used in investing activities	(6,359)	(24,095)	(40,727)	(23,404)	(17,567)
Net cash provided by financing activities	—	45,033	9,127	9,651	2,535
Depreciation of property, plant and equipment	30,220	24,855	31,682	26,886	23,328
Amortization of deferred charges and debt discount	1,497	1,479	958	1,947	3,705
Capital expenditures	6,940	28,530	40,740	23,520	17,748

(1)	Other income, net mainly consists of interest income, rental income, gain (loss) on disposal of property, plant and equipment, unapplied payment from customers, write-back of long outstanding payable balances and reversal of the previously accrued write-off of ASAT S.A. See note 16 of the notes to our consolidated financial statements included in this Annual Report.

(2)	Reflects charges incurred in connection with the early redemption of our 12.5% senior notes, which included $6.3 million for the early redemption premium and $4.0 million for the non-cash write-off of deferred financing costs and debt discount in fiscal year 2004.

(3)	The computation of net loss per share (basic and diluted) is calculated as the net loss for the year divided by the weighted average number of shares outstanding during the year. The computation of net loss per share (basic and diluted) for the years ended April 30, 2003, 2004, 2005, 2006 and 2007 is based on a weighted average number of ordinary shares during the year in the amount of 668,947,000, 671,721,610, 677,953,380, 679,357,820 and 691,798,216, respectively. Effective from December 22, 2006, we changed our ADS to ordinary share ratio from one ADS for every five ordinary shares to one ADS for every 15 ordinary shares. Therefore, the basic and diluted earnings per ADS as well as the basic and diluted weighted average number of ADSs outstanding for the four fiscal years ended April 30, 2003, 2004, 2005 and 2006 have been retrospectively restated based on the new ratio applied effective from December 22, 2006.

(4)	Debt consists of bank debt, senior notes, capital lease obligations and a purchase money loan facility. As of April 30, 2007, debt included our 9.25% senior notes, purchase money loan, capital lease obligations and loans made under a revolving credit facility. As of April 30, 2006, debt included our 9.25% senior notes, purchase money loan and capital lease obligations. As of April 30, 2005, debt included our 9.25% senior notes, capital lease obligations and a short-term bank loan. As of April 30, 2004, debt included our 9.25% senior notes. As of April 30, 2003 debt included our 12.5% senior notes.

Exchange Rate Information

The financial information presented in this Annual Report is in U.S. dollars. Such information assumes certain currency exchange rate information, including that set forth below.

The Hong Kong dollar is freely convertible into other currencies (including the U.S. dollar). Since 1983, the Hong Kong dollar has been linked to the U.S. dollar. Although the market exchange rate of the Hong Kong dollar against the U.S. dollar was and continues to be determined by forces of supply and demand in the foreign exchange market, between 1983 and May 2005 Hong Kong maintained a fixed rate system which fixed the rate of exchange to HK$7.80 per U.S. dollar, or the Linked Exchange Rate System. However, in May 2005, the Hong Kong Monetary Authority broadened the 22-year trading band from the original rate of HK$7.80 per U.S. dollar to a new range varying between HK$7.75 per U.S. dollar and HK$7.85 per U.S. dollar. This move was aimed at discouraging the use of Hong Kong dollars as a vehicle for speculation that the Renminbi would appreciate. The Hong Kong government has indicated its intention to maintain the Linked Exchange Rate System. The Hong Kong government has also stated that it has no intention of imposing exchange controls and that the Hong Kong dollar will remain freely convertible into other currencies, including the U.S. dollar. However, we cannot assure you that the Hong Kong government will maintain the trading band at HK$7.75 to HK$7.85 per U.S. dollar or at all. As a result of the Linked Exchange Rate System, exchange rates between the Hong Kong dollar and other currencies are influenced by the value of the U.S. dollar.

Additionally, our exposure to fluctuations in the value of the Renminbi has significantly increased due to the completion of the move of our manufacturing, assembly and test facilities to Dongguan, China. From 1994 to July 2005, the conversion of Renminbi into foreign currencies, including Hong Kong and U.S. dollars, was based on rates set by the People’s Bank of China, which were set daily based on the previous day’s interbank foreign market exchange rate and current exchange rates on the world financial markets. As a result, the exchange rate of the Renminbi to the U.S. dollar was previously substantially pegged or fixed. On July 21, 2005 the government of China announced that the exchange rate of the Renminbi was being appreciated against the U.S. dollar and that the Renminbi would henceforth have a more flexible exchange rate within a narrow band that would float against a basket of foreign currencies. However, the Chinese government may decide to change or abandon this policy at its sole discretion at any time in the future. As of September 30, 2007, the exchange rate was RMB7.52 to US$1.00 as compared with RMB7.96 to US$1.00 as of September 30, 2006. This appreciation of the Renminbi against the U.S. dollar and any future appreciation in the exchange rate of the Renminbi against the U.S. dollar may increase our costs relating to our Dongguan, China operations.

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

We have been operating at a net loss for each of the past five fiscal years and have had negative operating cash flow in fiscal 2003 and 2006.

We have been operating at a net loss for each of the past five fiscal years. Our net loss for the fiscal years ended April 30, 2003, 2004, 2005, 2006 and 2007 was $99.1 million, $16.7 million, $60.4 million, $42.4 million and $35.0 million, respectively. We also had negative operating cash flow in fiscal 2003 and 2006 of $2.3 million and $7.1 million, respectively. Although we had a positive operating cash flow for the fiscal year ended April 30, 2007 of $10.4 million, we cannot assure you that we will be able to generate positive cash flow in the future.

Due to insufficient cash generated from operations, we have funded our operations through the sale of equity and debt securities, borrowings, equipment lease financings, shareholder financings and other financing arrangements. While we have been implementing cost reduction programs since the end of the January 2002 quarter, including the move of our assembly and test facilities from Hong Kong to lower-cost facilities in Dongguan, China, we continue to have significant fixed expenses and are incurring other manufacturing, sales and marketing, product development and administrative expenses. We are also obligated to make significant interest payments on our 9.25% senior notes due 2011 of approximately $7.0 million on August 1 and February 1 of each year. In January 2006, we also obtained $10.0 million under our purchase money loan facility, which will be due on April 30, 2009. On May 1, 2006, we entered into an advance payment agreement with a customer to provide us with $6.0 million of financing in the form of advance payments for assembly and test services, subject to certain conditions. The advance was made to us on June 9, 2006. In September 2006, ASAT China obtained a revolving credit facility for $3.8 million with a term of one year. On October 8, 2006, ASAT China drew down $2.5 million (which amount was rolled over in September 2007 for another one year term), and on April 30, 2007, ASAT China drew down the remaining balance of this revolving credit facility, all of which remains outstanding as of the date of this Annual Report. In September 2007, ASAT China obtained a revolving credit facility of RMB150 million (approximately US$20 million) with a term of one year. This facility is secured by certain trade receivables of ASAT China. This facility has not been drawn down as of the date of this Annual Report.

In the event that we continue to generate negative cash flow, we may be required to seek new or alternative financing to fund our operations in the future. Our ability to raise any future additional or alternative financing will be limited by our financial situation, including our high level of debt and negative net worth, and may be limited by market conditions, our controlling shareholders, who may oppose transactions that reduce their control or dilute their ownership positions, the covenants in our 9.25% senior notes due 2011, our purchase money loan agreement, our advance payment agreement and our revolving credit facility, any default or non-compliance with the covenants that govern any of our borrowings, as well as requirements to obtain approval of certain types of financings from our shareholders. For details of our borrowings, see “Item 3—Key Information—Risk Factors—We may not be able to finance future needs because of restrictions placed on us by the indenture governing our 9.25% senior notes due 2011 and the purchase money loan agreement.” We are also uncertain as to whether we can raise additional financing from our shareholders in the future. For these and other reasons outside our control, it may be difficult for us to raise additional capital if and when it is required or at all. If we are unable to raise future additional or alternate financing when needed, any of the following may occur:

•	our customer relationships and orders with our customers could deteriorate;

•	suppliers would be less willing to supply us or extend credit on acceptable terms, if at all;

•	employee attrition could increase; and

•	lenders could be unwilling to provide or refinance our debt.

If adequate capital is not available to us as required, or if it is not available on favorable terms, our business and financial condition would be adversely affected, which could negatively affect our ability to develop new technologies and products and services, increase production and compete effectively in our market, and we may not be able to meet our obligations as they become due. In addition, if adequate capital is not available to us, we will need to sell assets or seek to undertake a restructuring of our obligations with our creditors, and we cannot give assurances that we would be able to accomplish either of these measures on commercially reasonable terms, if at all. In any such case, we may not be able to continue as a going concern.

We will require a significant amount of cash to fund operating and capital expenditures and to service our debt.

Our ability to fund operating and capital expenditures and to service debt will depend significantly on our ability to generate cash from operations. For the fiscal year ended April 30, 2005, the earnings to fixed charges deficiency was $59.7 million, for the fiscal year ended April 30, 2006, the earnings to fixed charges deficiency was $43.1 million, and for the fiscal year ended April 30, 2007, the earnings to fixed charges deficiency was $33.8 million. For the purpose of this calculation, “earnings” consisted of loss before income taxes and fixed charges, and “fixed charges” consisted of interest expense, including amortization of debt discount and debt issuance costs, and the interest portion within rental expenses which is estimated as one-third of the rental expenses relating to operating leases. We will need to generate cash flow in excess of current levels to fund operating and capital expenditures and to service our debt, including our 9.25% senior notes due 2011, our purchase money loan facility and capital lease obligations. However, we cannot assure you that we will be able to generate cash flow or obtain funds from other financing sources to fund our planned operations and capital expenditures or to service our debt. Our ability to generate cash from operations is subject to general economic, financial, competitive, industry, legal and other factors and conditions, many of which are outside our control. In particular, our operations are subject to cyclical downturns and price and demand volatility in the semiconductor industry. If we cannot generate sufficient cash to service our debt or obtain financing, we may have to, among other things, reduce capital expenditures, reduce research and development expenditures, sell assets, restructure our debt, or obtain alternate financing, which may not be available on acceptable terms or at all. We might not be able to take these actions or they may not be successful. Our ability to take any of these steps may be subject to approval by creditors, including future creditors, our shareholders and the holders of our 9.25% senior notes due 2011.

Our substantial indebtedness, related interest payments and required dividends could adversely affect our operations.

We have a significant amount of indebtedness that will increase further if we make any drawdowns on our new $20 million credit facility or if we are able to secure new financing. Our related interest payments and semiannual dividend payments on our Series A Redeemable Convertible Preferred Shares, or Series A Preferred Shares, also impose significant financial burdens on us. If further new debt is added to our consolidated debt level, the related risks that we now face could intensify. Covenants in the agreements governing our existing debt, and debt we may incur in the future, may materially restrict our operations, including our ability to incur debt, pay dividends, make certain investments and payments, and encumber or dispose of assets. In addition, financial covenants contained in agreements relating to our existing and future debt could lead to a default in the event our results of operations do not meet our plans and we are unable to amend such financial covenants prior to default. A default under one debt instrument may also trigger cross-defaults under our other debt instruments. An event of default under any debt instrument, if not cured or waived, could have a material adverse effect on us, our financial condition and our capital structure.

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

On August 23, 2007, we obtained consent from holders of our 9.25% senior notes due 2011 to amend certain provisions of the indenture governing our 9.25% senior notes due 2011. As a result, we entered into a supplemental indenture on August 27, 2007, which is filed as an exhibit to this annual report. The purchase money loan agreement entered into in connection with our shareholder financing contains various restrictive covenants, including those described above, and additional restrictions on our ability to incur indebtedness. On August 23, 2007, we entered into a waiver and amendment agreement with the lenders under our purchase money loan facility, and amended certain provisions of the purchase money loan agreement including, without limitation, extending the payment dates for certain principal and interest payments. Such waiver and amendment agreement is filed as an exhibit to this annual report. For further details, see “Item 7—Major Shareholders and Related Party Transactions—Related Party Transactions” and “Item 10—Additional Information—Material Contracts.” In addition, our advance payment agreement with one of our customers contains affirmative and negative covenants that restrict our ability to take specified actions.

Our ability to comply with covenants contained in the indenture governing our 9.25% senior notes due 2011, our purchase money loan agreement and other agreements governing indebtedness to which we may become a party may be affected by events beyond our control, including prevailing economic, financial and industry conditions. We operate in an industry that requires large capital expenditures for productivity improvements, and the indenture governing our 9.25% senior notes due 2011, the purchase money loan agreement and agreements governing other debt we may incur, may limit our ability to finance these capital expenditures. Our failure to comply with these covenants could result in an event of default which, if not cured or waived, could result in an acceleration of our indebtedness and cross-defaults under the agreements governing other indebtedness to which we may become a party. Any such acceleration or cross-default could require us to repay or repurchase debt, together with accrued interest, prior to the date it otherwise is due, which could adversely affect our financial condition. Even if we are able to comply with all applicable covenants, the restrictions on our ability to operate our business in our sole discretion could harm our business by, among other things, limiting our ability to take advantage of financing, mergers, acquisitions and other corporate opportunities that we believe would be beneficial to us. Our ability to obtain needed future financing may require alternative financing arrangements with our customers to fund capital expenditures.

We are controlled by two principal groups of shareholders, and their interests may conflict with your interest.

Several private equity funds separately managed by or affiliated with JPMP Master Fund Manager, L.P. (formerly Chase Capital Partners) and Olympus Capital Holdings Asia, respectively, referred to as the “investor group” in this Annual Report, collectively owned approximately 39.4% of the outstanding ordinary shares of ASAT Holdings as of April 30, 2007. The investor group has signed a co-investment agreement generally to vote in unison on certain matters. QPL International Holdings Limited (“QPL”), its subsidiaries and its controlling shareholder collectively owned approximately 42.5% of the ordinary shares of ASAT Holdings as of April 30, 2007. The investor group and QPL together control ASAT Holdings’ board of directors, the election and nomination of new directors, management and policies. In addition, our current Acting Chief Executive Officer is a member of our board of directors and is affiliated with QPL, and our current Chief Financial Officer is the brother of a member of our board of directors who is affiliated with the investor group. For further information, see “Item 7—Major Shareholders and Related Party Transactions—Related Party Transactions.” QPL and the investor group are subject to a shareholders agreement and vote together on certain matters, including on the election of directors of ASAT Holdings. The investor group and QPL are not obligated to provide any financing under their current shareholders agreement. The investor group and QPL are not obligated to exercise their rights as shareholders in the interests of ASAT Holdings and may engage in activities that conflict with such interests. We have not established, and may be unable to establish, any procedures for resolving actual or perceived conflicts of interest between our principal shareholders and our other investors. Furthermore, disagreements between the investor group and QPL which cannot be resolved could adversely affect the management of our company.

The market price of our ADSs may be volatile and you may not be able to resell your ADSs at or above the price you paid, or at all. In addition, the liquidity of the ADSs may also be adversely affected by delisting if we cannot meet Nasdaq Capital Market listing requirements.

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

Our ADSs were transferred to the Nasdaq Capital Market from the Nasdaq Global Market (formerly the Nasdaq National Market) effective November 30, 2005. On May 25, 2005, we received a compliance notice from The Nasdaq Stock Market, Inc., or Nasdaq, stating that, for a period of 30 consecutive trading days, our ADSs had closed below the minimum bid price of $1.00 per ADS as required under the Nasdaq Marketplace Rule 4450(a)(5) for continued listing on the Nasdaq Global Market. In accordance with Nasdaq’s Marketplace Rules, we had until November 21, 2005 to regain compliance with the Nasdaq Global Market’s continued listing requirements and, as we failed to meet those requirements, we transferred the listing of our ADSs to the Nasdaq Capital Market.

On July 17, 2006, we received a compliance notice from Nasdaq stating that, for a period of 30 consecutive trading days, our ADSs had closed below the minimum bid price of $1.00 per ADS as required under Nasdaq Marketplace Rule 4320(e)(2)(E)(i) for continued listing on the Nasdaq Capital Market. In accordance with Nasdaq Marketplace 4310(c)(8)(D), we were provided with 180 calendar days, until January 16, 2007, to regain compliance with the Nasdaq Capital Market’s continued listing requirements or be subject to delisting. Effective at the close of business on December 22, 2006, we adjusted our ADS ratio from a ratio of one ADS for every five ordinary shares to a ratio of one ADS for every 15 ordinary shares. On January 11, 2007, we received a Nasdaq letter advising that we regained compliance with the minimum bid price requirement for continued listing found in Nasdaq Marketplace Rule 4320(e)(2)(E)(ii).

On July 30, 2007, we received another compliance notice from Nasdaq stating that, for a period of 30 consecutive trading days, our ADSs had closed below the minimum bid price of $1.00 per share as required under Nasdaq Marketplace Rule 4320(e)(2)(E)(i) for continued listing on the Nasdaq Capital Market. In accordance with Nasdaq Marketplace Rule 4310(c)(8)(D), we have been provided with 180 calendar days, until January 28, 2008, to regain compliance with the Nasdaq Capital Market’s continued listing requirements or be subject to delisting. If compliance cannot be demonstrated by January 28, 2008, Nasdaq will determine whether we meet the initial listing criteria for the Nasdaq Capital Market, other than the bid price requirement. If we meet the initial listing criteria, we may be granted an additional 180 calendar days to regain compliance with the bid price requirement. If we are not eligible for this additional compliance period, Nasdaq will provide written notification that our ADSs will be delisted.

On September 17, 2007, we received a Nasdaq Staff Determination (“Staff Determination”) letter indicating that the Company’s market value of listed securities has been below $35,000,000 as required for continued inclusion by Marketplace Rule 4320(e)(2)(B) and that its American Depositary Shares are, therefore, subject to delisting. The Company was also notified by Nasdaq at that time that it does not comply with the minimum stockholders’ equity of $2,500,000 or net income from continuing operations of $500,000 in the most recently completed fiscal year or in two of the last three most recently completed fiscal years, which are also requirements for continued listing on the Nasdaq Capital Market.

We have appealed the Staff Determination and have received a hearing date of November 1, 2007 for such appeal. At the hearing, the Company will be required to address the foregoing non-compliance with the Nasdaq listing rules. Nasdaq’s delisting action has been stayed, pending a final written determination by the Nasdaq Listing Qualifications Panel following the hearing. Our ADSs are currently trading on the Nasdaq Capital Market under the trading symbol “ASTT.” The price of our ADSs could be further negatively impacted by the adjustment to our ADS ratio, the conversion of Series A Preferred Shares, the exercise of warrants and the payment of future dividends on our Series A Preferred Shares. We cannot assure you that we will be able to meet the listing requirements for the Nasdaq Capital Market in the future or that we will succeed with our appeal hearing with Nasdaq to avoid delisting.

The liquidity and price of our ADSs most probably will be negatively impacted by delisting. For example, the demand for our ADSs may be curtailed by certain investment entities that have self-imposed restrictions and/or investment limitations regarding the trading in and holding of securities that are not listed. Any of these entities that hold our ADSs prior to delisting would likely seek to sell their ADSs, which would tend to depress the price of our ADSs. In addition, the quotation of our ADSs on the Nasdaq Global Market preempted the operation of the laws of the various U.S. states relating to the qualification of securities. Securities listed on the Nasdaq Capital Market or that have been delisted do not preempt the operation of these laws and, as a result, the liquidity of our ADSs may be negatively impacted. If we are unable to meet the listing requirements to remain on the Nasdaq Capital Market, our ADSs may be traded on the Over The Counter Bulletin Board or our ADSs may not be traded on any market and the price and liquidity of your ADSs may decline.

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

The overall demand for semiconductors increased significantly during the period from the second quarter of calendar year 2003 through the first quarter of calendar year 2004, but in the July 2004 quarter, the semiconductor industry experienced a downturn and our net sales on a quarterly basis decreased sequentially from that quarter through the July 2005 quarter. Since the July 2005 quarter, the semiconductor industry has experienced a gradual recovery through the present, but we have failed to capture all the benefits of such recovery that we otherwise might obtain due to disruptions in our operations during our move to Dongguan, China, which was completed in our October 2006 quarter. After moving our manufacturing operations to China, we are able to improve our cost structure by taking advantage of skilled and low cost labor pool. However, if any future downturn in the semiconductor industry proves to be similar to the 2004 downturn, our business, financial condition and results of operations would be adversely affected, our cash position would further erode and we may be required to seek new financing, which may not be obtainable on acceptable terms or at all. We may also be required to reduce our capital expenditures, which in turn could hinder our ability to implement our business plan and to improve our productivity. In addition, we may need to expand our production capacity and throughput to maintain or increase revenues if average selling prices, or ASPs, decline, in connection with an industry downturn. Because of the past downturns in the semiconductor industry and the uncertainty of the gradual recovery, we continue to re-evaluate our product mix and the direction of our business. This re-evaluation led to significant write-downs of property, plant and equipment of $81.8 million for the year ended April 30, 2003 and $19.9 million for the year ended April 30, 2005. We may need to make additional write-downs in the future.

Our principal market is in the communications sector, which is subject to fluctuating demand and continuous pressure on selling prices.

A significant percentage of our net sales is derived from customers who use assembly or test services for semiconductor devices used in the communications sector. Sales to the communications sector comprised 54%, 52% and 61% of total net sales for the fiscal years ended April 30, 2005, 2006 and 2007, respectively. This sector has been subject to extreme fluctuations in demand, and in the past we have experienced a prolonged industry-wide slowdown in demand in the communications sector. Historically, the average selling price of communications products has continuously declined, and the resulting pricing pressure on services provided by us has led to reductions in our net sales and decreasing margins. For the past four years, we have embarked upon a strategy to diversify our customer base, increase margins and reduce dependency on the communications sector. Some of the other market sectors which we seek to diversify our customer base include the consumer, personal computers/computing and automotive/industrial sectors. However, decreasing average selling prices could also affect products in these sectors. Moreover, the execution of our strategy continues to take time and may ultimately not be successfully implemented. For example, we may lose customers, experience reductions in sales or experience lower margins for customers outside the communications sector. If we are unable to successfully implement our diversification strategy, our financial condition and results of operations could be materially adversely affected.

Our ability to rapidly develop and successfully bring to market advanced technologies and services is important to maintaining our competitive position and profitability.

The semiconductor industry is characterized by rapid technological developments. Since we have been reducing our investments in research and development in the last five fiscal years (and particularly between fiscal years ended April 30, 2006 and 2007 during which time we were implementing significant cost reduction measures), our research and development efforts may not yield commercially viable packages or test services to keep up with these technological changes. Any inability to meet our customers’ schedules for new product introductions could affect our revenue, prospects for growth and future customer relationships. Our customers seek advanced and quick time-to-market assembly and test capabilities for their increasingly complex end-user applications. Failure to maintain or increase investment in research and development or to advance our designs and process technologies successfully and in a timely manner could have a material adverse effect on our competitiveness and our profitability. Technological advances could lead to significant decreases in prices for maturing product offerings. Extending reliance on mature product offerings could reduce our gross margins.

We could be required to incur significant capital expenditures for manufacturing technology and equipment to remain competitive.

Semiconductor manufacturing has historically required, and in the future is likely to continue to require, a constant upgrading of process technology to remain competitive, as new and enhanced semiconductor processes are developed which permit the manufacture of smaller, more efficient and more powerful semiconductor devices. Our assembly and test facilities have required and will continue to require significant investments in manufacturing technology and equipment in the future. We have made substantial capital expenditures and installed significant production capacity to support new technologies and increase production volume. For our fiscal year ended April 30, 2007, we made capital expenditures of $17.7 million. As of April 30, 2007, we had commitments for future capital expenditures of approximately $1.2 million. We currently intend to fund these capital expenditures with the existing cash resources and positive cash flow generated from the savings, if any, expected to be realized from reductions in cost structure associated with the completion of the move of our manufacturing operations to Dongguan, China, from financing provided by our customers to purchase equipment to expand our capacity and from future new financings. However, our ability to generate positive cash flow from our customers is uncertain so we cannot assure you that we will have sufficient capital resources to make further necessary investments in manufacturing technology and equipment. Our ability to sustain needed capital expenditures may require alternative financing, including financing arrangements with our customers to purchase equipment that primarily services such customers and new external financing. In addition, due to the long lead time involved in the pre-deployment development and product qualification activities that must precede a new product release, we may be called upon to make substantial investments in both package design efforts and in new manufacturing equipment well in advance of our being able to record appreciable revenues derived from those new products. Further, during each stage of the long qualification process required by customers for our products, which can take up to six months to complete, there is a substantial risk that we will have to abandon a potential assembly or test service which is no longer marketable or technologically feasible or competitive and in which we have invested significant resources. Even if we are able to qualify new packages, a significant amount of time will have elapsed between our investment in new packages and the receipt of any related revenues.

Because our industry is highly competitive and many of our competitors have greater operating and financial resources, we may not be able to secure new customers or maintain our customer base.

The semiconductor packaging and test industry is highly competitive, with more than 50 independent providers of semiconductor assembly services worldwide. We believe our principal competitors include Advanced Semiconductor Engineering, Inc., Amkor Technology, Inc., or Amkor, Carsem (M) Sdn. Bhd., Siliconware Precision Industries Co., Ltd. and STATS ChipPAC Ltd. Many of our competitors have greater operating capacity and financial resources than we do and have proven research and development and marketing capabilities. If demand for semiconductor assembly and test services were to continue to increase, our competitors would be at an advantage to us to capture this increased demand by utilizing their greater financial resources to more rapidly increase capacity. Many of our competitors also have established relationships with many large semiconductor companies that are current or potential customers of ours. Further, lengthy qualification periods and a familiarity between potential customers and their current assembly service providers may limit our ability to secure new customers.

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

If any of our competitors grow through acquisitions or equity investment financing and we are unable to similarly grow, we may have difficulties competing against those competitors in terms of volume production, price competitiveness and array of services.

Some of our competitors with greater financial resources have been able to grow through acquisitions or equity investment financing. There have been instances where one of our competitors has acquired the entire back-end assembly operations of an IDM. For example, Amkor acquired a substantial portion of IBM’s assembly and test operations in China and Singapore. Other examples of merger and acquisition activity among our competitors are the acquisition of ChipPAC, Inc. by ST Assembly Test Services Ltd., the acquisitions of UltraTera Corp. and NS Electronics Bangkok Ltd. by United Test and Assembly Center. An example of equity investment financing is Temasek Holdings’ voluntary takeover bid to increase its equity shareholdings in STATS ChipPAC. As a result of such growth through acquisitions or equity investment financing, these competitors will have increased capacity or stronger financial resources, and may be better positioned to increase their market share by decreasing prices. Additionally, as a result of such acquisitions or equity investment financing, these competitors may be able to provide a broader array of services. If we are unable to grow our business through acquisitions or equity investment financing, we may have difficulties competing successfully against these competitors. In addition, the indenture that governs our 9.25% senior notes due 2011 and our purchase money loan agreement require us to comply with certain covenants that limit our ability to enter into mergers or consolidations.

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

Our assembly and test processes are complex and prone to error, which may create defects and adversely affect production yields.

Assembly and test services are prone to human error and equipment malfunction. Defective packages and services may also result from:

•	improper programming of customer specified manufacturing instructions;

•	contaminants in the manufacturing environment;

•	equipment deviations from process specifications;

•	the use of defective raw materials; or

•	defective vendor-provided leadframes or component parts.

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

As a result of the capital intensive nature of our business, our operations are characterized by high fixed costs. Consequently, insufficient utilization of installed capacity can negatively affect our profitability. For example, in fiscal year 2003, our capacity utilization rates ranged from averages of approximately 42% to 67% per month for our assembly operations as a result of the weak demand for our assembly and test services resulting from the prolonged downturn in the semiconductor industry. In addition, as a result of the most recent industry downturn, which occurred in late 2004, our capacity utilization rates averaged approximately 68% in fiscal year 2005. While the industry has gradually recovered in fiscal year 2006, we were unable to capture all the benefits of such recovery that we might otherwise obtain due to disruptions in our operations during our move to Dongguan, China, and our capacity utilization rates averaged approximately 64% for fiscal year 2007. If we experience low capacity utilization in future periods, our financial condition and results of operations could be adversely affected.

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

For each year ended April 30, 2007, 2006 and 2005, our single largest customer accounted for approximately 53.7%, 32.6% and 21.1%, respectively, of net sales. For the fiscal year ended April 30, 2007, our five largest customers by net sales accounted for approximately 69.0% of net sales and our ten largest customers by net sales accounted for approximately 79.3% of net sales. For the fiscal year ended April 30, 2006, our five largest customers by net sales accounted for approximately 59.2% of net sales and our ten largest customers by net sales accounted for approximately 74.0% of net sales. If any key customer were to significantly reduce its purchases from us, our results of operations may likely be adversely affected. In addition, there may be a trend toward increasing customer concentration.

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

Most of our important suppliers of raw materials, leadframes and the semiconductor chips delivered to us for assembly and test are located in Asia. Substantially all our customers are United States or European multinational companies and nearly 100% of our invoices are billed in U.S. dollars. We estimate that approximately 74.0% of our net sales during the fiscal year ended April 30, 2007 and 65.3% of our net sales during the fiscal year ended April 30, 2006 represented packages shipped to distribution centers and destinations within Asia (including Hong Kong). These factors raise a number of financial, operational and business risks, including:

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

Our development partner in China, the Dongguan Changan County Changshi Development Company (“Changshi”), is an entity established by the Dongguan government to develop and manage several newly designated industrial parks in Changshi prefecture Chang An town, Dongguan City, Guangdong Province. Changshi’s performance during the construction of Phase I and Phase II of our Dongguan, China facilities and completion of the interior finish and fixtures of our Phase I facility in Dongguan, China, met or exceeded our expectations with respect to the quality and timeliness of the construction. However, Changshi may not continue to perform at these levels or at all during its assistance to us in the operation of our Dongguan, China facilities. Moreover, we could experience difficulties in our relationship with Changshi, and the decisions made by Changshi may not be consistent with our interests, which in either case could be disruptive to our operations. Changshi is the owner of the Phase I and Phase II facilities’ land-use rights and buildings, constructed our Phase I facility’s interior finish and fixtures and holds the approvals from the Chinese government necessary for us to operate our assembly and test facilities in Dongguan. A dispute with Changshi could cause Changshi to be unwilling to perform its contractual obligations as lessor for our Dongguan, China facilities. In such circumstances, Changshi could prevent us from operating the facilities, which, following transfer of all of our manufacturing operations to Dongguan, China means that we would be unable to conduct our business. Although we have the contractual right under our respective leases with Changshi to purchase the Dongguan, China facilities from Changshi at stipulated times, there can be no assurance that we will have sufficient funds or access to financing in order to purchase the facilities. Any disruption in our business due to a dispute with Changshi may have a material adverse effect on our results of operations. In addition, if Changshi were to breach one or more of its agreements with us, our agreements with Changshi provide that we must pursue any claims against it through binding arbitration in Beijing before the China International Economic and Trade Arbitration Commission. The outcome of any such arbitration would be controlled by Chinese law and could be time consuming and unfavorable to us.

Our direct labor, and certain indirect labor, workforce are composed primarily of People’s Republic of China nationals, and we expect these employees to unionize. If we encounter future labor problems, this could adversely affect our revenues and profitability.

None of our employees in Dongguan, China or our other employees are currently represented by a union. However, our workers in our Dongguan, China facilities may unionize, although we are not sure what percentage of this workforce will be affected. It is possible that the union will be subject to collective bargaining and wage agreements. These agreements could increase our labor costs in China and have an adverse impact on our operating results. In addition, once unionized, this workforce may undertake labor protests and work stoppages, which could also have an adverse impact on our operating results. We cannot assure you that any potential issues with the expected labor union or other employees will be resolved favorably for us in the future, that we will be successful in negotiating any potential wage and collective bargaining agreements, that we will not experience significant work stoppages in the future or that we will not record significant charges related to those work stoppages or our compliance with changing minimum wage labor laws.

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

Many economic, political, legal, operational and financial risks may prevent us from realizing our intended benefits in China in connection with the completion of the move of our manufacturing operations to Dongguan, China. These risks include:

•	economic, political and social uncertainties in China;

•	changes in, and the arbitrary enforcement of, bankruptcy laws, commercial laws, currency controls, import tariffs and duties, customs regulations and taxation laws in China;

•	local infrastructure problems, such as electrical power interruptions, in an area that has only recently undergone a very rapid industrial development;

•	quality problems arising from the start up of new manufacturing processes by operators who lack experience with our sophisticated manufacturing equipment;

•	transportation difficulties that may be encountered in receiving supplies and/or in shipping finished products by land or by air;

•	an unwillingness or hesitancy on the part of customers to qualify their products in the new facilities;

•	an inability to attract and retain sufficient and qualified management and engineering talent and other experienced employees;

•	measures which may be introduced to control inflation or deflation;

•	changes in the rate or method of taxation;

•	changes in tax holidays;

•	continuing fluctuations in the value of the Chinese Renminbi currency;

•	modifications to fiscal, banking or monetary policies to reduce the rate of future growth in China; and

•	imposition of additional restrictions on currency conversion and remittances abroad.

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

The Chinese legal system is based on written statutes. These statutes remain largely untested and prior court decisions interpreting them may be noted for reference but have limited value as precedents. Since 1979, the Chinese government has promulgated laws and regulations dealing with economic matters such as bankruptcy, foreign investment, corporate organization and governance, commerce, taxation and trade. However, because these laws and regulations are relatively new and because of the limited volume of published cases and their non-binding nature, interpretation and enforcement of these laws and regulations involve significant uncertainty. In addition, as the Chinese legal system develops, changes in such laws and regulations, their interpretation or their enforcement may lead to additional restrictions on our business.

The Chinese government and provincial and local governments have provided, and continue to provide, various incentives to Chinese domestic companies in the semiconductor industry, which includes ASAT China, our Chinese operating subsidiary, in order to encourage development of the industry. Such incentives include tax rebates, reduced tax rates, tax holidays, favorable lending policies and other measures. Any of these incentives could be reduced or eliminated by governmental authorities at any time. Any such reduction or elimination of incentives which may be provided to us could adversely affect our business and operating results.

There can be no assurances that economic, political, legal, operational and financial risks in China will not adversely affect our business.

Our corporate structure may restrict our ability to receive dividends from, and transfer funds to, ASAT China, our Chinese operating subsidiary, which could restrict our ability to make payments on our 9.25% senior notes due 2011 or act in response to changing market conditions.

While ASAT Holdings is a Cayman Islands holding company, we conduct our assembly and test operations through our Chinese subsidiary. The ability of this subsidiary to pay dividends and other payments to us may be restricted by factors that include changes in applicable foreign exchange and other laws and regulations. In particular, under China law, a Chinese subsidiary may pay dividends only after at least 10% of its net profit has been set aside as reserve funds, unless such reserves have reached at least 50% of its registered capital. The profit available for distribution from our Chinese subsidiary is determined in accordance with generally accepted accounting principles in China. This calculation may differ from one performed in accordance with U.S. GAAP. Our Chinese subsidiary was founded in late December 2004 in connection with Phase II of the transition of our manufacturing operations from Hong Kong to Dongguan, China and has commenced operations. Moreover, its original registered capital is approximately $33.0 million, of which approximately $10.6 million has been contributed as of April 30, 2007 and the remainder will be due by December 2007. This subsidiary also has an increased registered capital requirement of approximately an additional $20.0 million that is due by 2009. Capital contributions to this subsidiary may be made by a mix of cash and in-kind (e.g., equipment) contribution. The ability of this subsidiary to pay dividends will depend ultimately on the profitability of its business. As a result, we may not have sufficient distributions from our Chinese subsidiary to enable necessary profit distributions to us or any distributions to our shareholders in the future.

Payments by our Chinese subsidiary to us other than as dividends, such as payments of loan principal and interest, may be subject to governmental approval and taxation. It is also not permitted under China law for our Chinese subsidiary to directly lend money to our Hong Kong or other subsidiaries. Any transfer of funds from ASAT Holdings to our Chinese subsidiary, either as a shareholder loan or as an increase in registered capital, is subject to registration or approval of Chinese governmental authorities, including the relevant administration of foreign exchange or other relevant examining and approval authorities. Therefore, it is difficult to change our capital expenditure plans once the relevant funds have been remitted to our Chinese subsidiary. These limitations on the free flow of funds between us and our Chinese subsidiary could restrict our ability to act in response to changing market conditions and reallocate funds from our Chinese subsidiary to our other subsidiaries in a timely manner, or at all.

We conduct our operations at a single location in China. Accordingly, we are vulnerable to natural disasters, and other disruptive regional events, which could cause us to lose revenue and perhaps lose customers.

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

With respect to our facilities in Dongguan, China, Changshi has procured insurance covering the buildings and public liability insurance, we have procured insurance covering the contents of the buildings, public liability insurance and business interruption insurance. We cannot assure you that our insurance or the insurance procured by Changshi would be adequate to cover any direct or indirect loss or liability resulting from any of the events described above.

Any disruptions in available power supplies in Dongguan, China could disrupt our operations, reduce our sales and increase our expenses.

We have transferred all of our assembly and test operations to Dongguan, China, and they are dependent on a reliable source of electrical power. For economic and continuous manufacturing operations, we are dependent to a substantial degree on electrical power supplied by state run power generating facilities. China is now experiencing an electrical power shortfall that is expected to increase in the near term as the imbalance between capacity and demand grows. The projected power shortfall is expected to be most acute in southern China, including Dongguan, China, where our factory is located. In Dongguan, China demand for power exceeded supply during most of calendar years 2004, 2005 and 2006 and the first half of 2007. Should our Dongguan, China facilities be subject to rolling blackouts or should the power shortage result in brownouts of increased severity, our operations may suffer temporary shutdowns or be otherwise inconvenienced. We believe that the potential for blackouts and brownouts that could affect our operations at the Dongguan, China facilities will be highest during warm weather conditions.

We currently have dedicated power supply lines to support our Phase I and Phase II facilities. In addition, we currently have back-up generators that support a portion of production at our Dongguan, China facilities. Phase II of our move to China also included the installation of a separate dedicated power supply line from an alternative power source, which we expect to provide independent and continuous back-up power. We expect that these dedicated power lines will not be subject to temporary or rolling blackouts, although they and our back-up generators may not provide us with adequate power during prolonged blackouts. Any interruption in our ability to continue our operations at the Dongguan, China facilities could damage our reputation, harm our ability to retain existing customers and to obtain new customers, and could result in lost revenue and increased expenses, any of which would substantially harm our business and results of operations.

In addition to the above, if retail electricity prices rise dramatically in Dongguan, China, we would expect our expenses to increase and our operating results to be adversely affected.

We may not be able to continue to reduce our cost structure. Even if we do, it may not reduce our operating expenses by as much as we anticipate.

Beginning in 2001, in response to a severe downturn in the semiconductor sector, we began to reduce costs. Since the end of the January 2002 quarter, we have been implementing our corporate restructuring program in order to reduce our overall cost structure and achieve profitability. We implemented cost saving measures, including reductions in material, labor, overhead and administrative costs. We continue to reduce our cost structure and have installed SAP’s enterprise resource planning solution and Camstar’s manufacturing tracking and execution system to enable us to implement improved business processes, which steps have involved implementation and integration problems that we are currently seeking to address. We have also completed the move of our assembly and test facilities from Hong Kong to lower-cost facilities in Dongguan, China. We cannot assure you that these cost saving measures will lead to profitability or that any expected net savings will occur. We may continue to incur additional expenses associated with operating our assembly and test facilities in Dongguan, China. In addition, with respect to our new information systems, including our implementation of the

SAP system, there can be no assurances that we will not encounter delays, errors or cost-overruns and other adverse consequences in implementing such systems. As we upgrade our information systems, we have had and may continue to encounter difficulties in integrating such technology into our business and we may find that such new systems may not be appropriate for our business. If our new information systems prove to be inadequate or their implementation severely delayed, our business, financial condition and results of operations may be harmed.

We rely on the development and perfection of ownership interests in a substantial amount of intellectual property in our business. If we are unable to protect this intellectual property, we may lose advantages in innovation over our competitors.

We have patents, confidentiality agreements, and other arrangements intended to protect certain of our proprietary manufacturing processes and product technologies. As of April 30, 2007, we had approximately 50 issued U.S. patents. In addition, in May 2005, we entered into a multi-year cross-licensing agreement with LSI Logic Corporation (“LSI”) under which LSI will provide us with a license to use its Flip Chip semiconductor package assembly technology. During the April 2005 quarter, we entered into a multi-year cross licensing agreement with Amkor under which we will provide Amkor with a license for our TAPP™ semiconductor package technology and Amkor will provide us with a license for its Flip Chip semiconductor package technology. During the October 2003 quarter, we also entered into a “quad flat pack no lead” chipscale package, or QFN, patent cross-license agreement with Amkor. These arrangements and any future measures we take might not adequately cover or protect our intellectual property. We may also fail to maintain, grow or invest in research and development to strengthen our intellectual property. In particular, our competitors may be able to develop similar or superior products or manufacturing technologies, and many of these competitors invest greater amounts of capital towards such development efforts than we do. As a result, our patent portfolio may not have the breadth or depth of that of some of our competitors. Also, we cannot assure you that the Asian countries in which we manufacture and market our products will protect our intellectual property rights to the same extent as does the United States. In particular, the intellectual property laws of China, where we have moved our assembly and test facilities, do not protect our intellectual property rights to the same extent as does the United States. This could leave us vulnerable to willful patent infringement or to the theft of trade secret information. In addition, even if we have valid protections in place, we may not have sufficient financial and legal resources to protect or enforce our rights. Furthermore, because many of our products and technologies are not covered by any patents or pending patent applications, they are susceptible to independent duplication and/or reverse engineering by competitors.

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

On December 8, 2006, ASAT Limited, one of our subsidiaries, received an additional tax assessment from the Hong Kong Inland Revenue Department (“HKIRD”) with respect to the deductibility of certain expenses for Hong Kong profits tax purposes for fiscal year 2000/2001. Queries were raised by the HKIRD concerning the deductibility of interest expenses related to certain borrowings of ASAT Limited for profits tax purposes and whether the related borrowings were used towards revenue-generating activities, which allow the consequential interest expenses to be deductible for tax purposes. The assessment requires us to pay HK$18.8 million (approximately US$2.4 million) by January 12, 2007. On December 29, 2006, we filed an objection to the HKIRD for the full amount. On January 29, 2007, we filed a request to the HKIRD to reconsider its holdover claim and on January 30, 2007, the HKIRD had offered us an unconditional holdover, i.e., waiver, for 50% of the total tax in dispute (approximately HK$9.4 million or US$1.2 million). Although the case is not yet concluded and we are still required to provide further evidence to the HKIRD showing that the borrowings were used towards revenue-generating activities, the HKIRD has requested us to make prepayment for the remaining 50% of the total tax in dispute. On January 31, 2007, we filed a proposal to the HKIRD for installment payments for the remaining HK$9.4 million (approximately US$1.2 million) and the proposal was accepted on March 27, 2007. If the HKIRD accepts the evidence provided and reverses its assessment, all prepayments made will be refunded to us. Our final tax liability, if any, will depend upon the quality of evidence provided and we are still in the process of gathering information. As of April 30, 2007, we recorded a provision of US$1.2 million for the amount of tax in dispute.

In addition, we have in the past and may in the future become involved in various intellectual property, product liability, commercial, environmental, and tax litigations and claims, government investigations and other legal proceedings that arise from time to time in the ordinary course of our business. Litigation is inherently unpredictable, and we could in the future have a judgment rendered against us or enter into settlement of claims that could have a material adverse effect on our results of operations. In addition, if we receive a final unsatisfied judgment in any litigation not covered by insurance in excess of $10 million that is not cured within 60 days following such judgment, there will be an event of default under the indenture governing our 9.25% senior notes due 2011 and our purchase money loan agreement. Upon an event of default, either the trustee or the holders of at least 25% of the outstanding principal amount of the notes may declare the amounts payable on the notes due and payable. In the event that our obligations on the notes are accelerated at a time when we do not have sufficient funds to repay the amount due on the notes, there will be a payment default on the notes and our financial results will be materially adversely affected. Similarly, if our obligations under the purchase money loan agreement are accelerated when we do not have sufficient funds to repay the amounts due, a cross-default could arise under the indenture and our business financial results and operations would be materially adversely affected.

The loss of key senior management and engineers could negatively impact our business prospects. In addition, our inability to attract and retain key personnel at all levels would limit our ability to develop new and enhanced assembly and test services.

We depend on our ability to attract and retain senior management, highly skilled technical, managerial, sales and marketing personnel. Competition for senior management, highly skilled technical, managerial, sales and marketing personnel is intense, particularly in Hong Kong and Southern China, and the retention of skilled engineering personnel in our industry typically requires competitive compensation packages. In attracting and retaining such personnel and other personnel at all level, we may be required to incur significantly increased compensation costs. We cannot predict whether we will be successful in attracting and retaining the personnel we need to successfully develop and market new and enhanced assembly and test services in order to grow our business and achieve profitability.

On September 1, 2006 our former Chief Executive Officer resigned for personal reasons. Our current Acting Chief Executive Officer assumed his position for the interim period during which we are actively searching for a permanent Chief Executive Officer. Our current Acting Chief Executive Officer is a member of our board of directors and is affiliated with one of our principal shareholder groups, QPL. On July 17, 2007, our former Acting Chief Financial Officer resigned, and on July 18, 2007 our permanent Chief Financial Officer assumed his position. Our former Acting Chief Financial Officer is and continues to be a member of our board of directors and is affiliated with one of our principal shareholder groups, the investor group. Our current Chief Financial Officer is the brother of our former Acting Chief Financial Officer. Although we are currently in the process of searching for permanent replacement, we cannot assure you that we will be successful in attracting and retaining a permanent Chief Executive Officer in the near future or that our current Acting Chief Executive Officer will continue to serve ASAT until permanent hire is made.

In connection with our ongoing corporate restructuring to improve efficiency, various senior management, officers, managers, engineers and other personnel in various departments have left our company. Their responsibilities are currently being assumed by other personnel within the company or replaced with new hires. We cannot assure you that we will be successful in attracting and retaining sufficient and capable personnel at all levels and functions in our company to meet our human resources needs.

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

While substantially all of our revenues are U.S. dollar denominated, a portion of our costs are denominated in other currencies, primarily Chinese Renminbi, Hong Kong dollars and, to a lesser extent, Japanese yen. The Hong Kong dollar historically has accounted for the largest share of our costs, but we are now increasingly exposed to the Chinese Renminbi. Because the exchange rate of the Hong Kong dollar to the U.S. dollar has remained close to the range varying between HK$7.75 per U.S. dollar and HK$7.85 per U.S. dollar since 2005, we have not experienced significant foreign exchange gains or losses associated with that currency. However, the Hong Kong government could change the trading band at HK$7.75 to HK$7.85 per U.S. dollar at any time. The depreciation of the U.S. dollar against the Hong Kong dollar would generally increase our Hong Kong dollar expenses, which could have an adverse effect on our financial condition and results of operations.

Additionally, our exposure to fluctuations in the value of the Chinese Renminbi has significantly increased due to the completed move of our manufacturing facilities to Dongguan, China. From 1994 to July 2005, the conversion of Renminbi into foreign currencies, including Hong Kong and U.S. dollars, was based on rates set by the People’s Bank of China, which were set daily based on the previous day’s interbank foreign market exchange rate and current exchange rates on the world financial markets. As a result, the exchange rate of the Renminbi to the U.S. dollar was previously substantially pegged or fixed. On July 21, 2005 the government of China announced that the exchange rate of the Renminbi was being appreciated against the U.S. dollar and that the Renminbi would henceforth have a more flexible exchange rate within a narrow band that would float against a basket of foreign currencies. However, the Chinese government may decide to change or abandon this policy at its sole discretion at any time in the future. As of September 30, 2007, the exchange rate was RMB7.52 to US$1.00 as compared with RMB7.96 to US$1.00 as of September 30, 2006. This appreciation of the Renminbi against the U.S. dollar and any further appreciation in the exchange rate of the Renminbi against the U.S. dollar will increase our costs relating to our Dongguan, China operations.

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

On August 1, 2007, we did not pay the regularly scheduled interest payment of approximately $7.0 million on our 9.25% senior notes due 2011. We subsequently paid such interest payment, including accumulated penalty interest, on August 28, 2007 which is within the 30-day grace period permitted under the indenture governing such notes.

We issued Series A Preferred Shares and warrants in connection with the preferred shares financing arrangement, warrants in connection with the purchase money loan facility with our two principal shareholder groups, warrants in connection with amending the purchase money loan facility and warrants in connection with the recently approved amendments to the indenture governing our 9.25% senior notes due 2011, which can have a significant dilutive effect upon our shareholders.

In July 2005, we entered into a settlement agreement with Freescale, the former semiconductor products division of Motorola with whom we had an intellectual property infringement dispute. In connection with the settlement agreement, we issued to Freescale a five-year warrant to purchase 10,937,500 of our ordinary shares, which is the equivalent of 729,167 ADSs, at an exercise price of $0.16 per share (equivalent to $2.40 per ADS). See “Item 4—Information on the Company—Business Overiew—Legal Proceedings.”

As described in “Item 5—Operating and Financial Review and Prospects—Capital Expenditures and Material Financing Arrangements”, in October 2005, we completed our preferred shares financing arrangement and satisfied the conditions for the effectiveness of our purchase money loan facility with our two principal shareholder groups. We issued warrants in connection with the preferred shares commitment to two of our principal shareholder groups and to a member of the JPMP shareholder group in connection with the purchase money loan facility, and subsequently issued additional warrants in connection with the borrowing of the first tranche of funding under the purchase money loan facility to the lenders that funded the first tranche of loans. The holders can convert their Series A Preferred Shares into ordinary shares at any time prior to their maturity. The initial conversion price of the Series A Preferred Shares was $0.09 per ordinary share (equivalent to $1.35 per ADS), but was reset on October 31, 2006 to $0.065 per ordinary share (equivalent to $0.975 per ADS). The conversion price is subject to adjustment under anti-dilution provisions, including weighted average based anti-dilution protection in the event of issuance of certain equity securities, and shall be proportionally adjusted for share splits, dividends, recombinations and similar events. The warrants are exercisable at a price of $0.01 per ordinary share (equivalent to $0.15 per ADS), subject to adjustment for stock splits and certain other situations specified in the warrants. We have also issued additional Series A Preferred Shares and warrants in connection with our rights offering.

On August 23, 2007, we agreed to issue warrants for ordinary shares in connection with the amendment to our purchase money loan agreement, which was required as a condition to closing the solicitation of consents to amend our indenture governing our 9.25% senior notes due 2011, as described below. These warrants will be issued to the lenders under the purchase money loan agreement, subject to certain conditions specified therein. These warrants would, in the aggregate, be exercisable for a total of approximately 4.9% of ASAT Holding’s total outstanding ordinary shares on a fully diluted basis (inclusive of ordinary shares issuable upon exercise of warrants to the holders themselves and which ASAT Holdings will grant to the eligible holders of our 9.25% senior notes due 2011). The warrants will have an exercise price of $0.01 per ordinary share and will expire on February 1, 2011, subject to adjustment as provided in the warrants and the other terms and conditions contained therein. These warrants and the ordinary shares into which they will be exercisable are not registered under the Securities Act of 1933, or any state securities laws, and will be issued in a private transaction under Regulation D and/or in an offshore transaction under Regulation S. Unless the warrants and ordinary shares are registered in the future, they may not be offered or sold in the United States except pursuant to an exemption from the registration requirements of the Securities Act and applicable state laws.

On August 27, 2007, we agreed to issue warrants for ordinary shares in connection with the amendment of the indenture governing our 9.25% senior notes due 2011. These warrants will be issued to eligible holders of our 9.25% senior notes due 2011 who consented to our solicitation of consents ending August 23, 2007 to amend the indenture governing our 9.25% senior notes due 2011, subject to certain conditions specified therein. These warrants would, in the aggregate, be exercisable for a total of approximately 4.9% of ASAT Holding’s total outstanding ordinary shares on a fully diluted basis (inclusive of ordinary shares issuable upon exercise of warrants to the holders themselves and which ASAT Holdings will grant to the lenders under its purchase money loan agreement). The warrants will have an exercise price of $0.01 per ordinary share and will expire on February 1, 2011, subject to adjustment as provided in the warrants and the other terms and conditions contained therein. These warrants and the ordinary shares into which they will be exercisable are not registered under the Securities Act of 1933, or any state securities laws, and will be issued in a private transaction under Regulation D and/or in an offshore transaction under Regulation S. Unless the warrants and ordinary shares are registered in the future, they may not be offered or sold in the United States except pursuant to an exemption from the registration requirements of the Securities Act and applicable state laws.

If holders convert the Series A Preferred Shares or exercise any of the foregoing warrants, we will issue additional ordinary shares, and such issuances will be dilutive to our holders of ordinary shares and ADSs.

In addition, we have the option to pay the semiannual dividend due on our outstanding Series A Preferred Shares in our ordinary shares, and we have done so for each dividend payment date thus for. On September 15, 2006, we paid the dividend by issuing 36.73 ordinary shares per Series A Preferred Share and 11,020,338 ordinary shares in the aggregate to members of the investor group and Everwarm Limited, a wholly owned subsidiary of QPL, and issuing 9.97 ordinary shares per Series A Preferred Share and 97,706 ordinary shares in the aggregate to holders of Series A Preferred Shares who subscribed to our rights offering, all in accordance with the terms of our Series A Preferred Shares. On March 15, 2007, we paid the dividend by issuing 26.74 ordinary shares per Series A Preferred Share and 8,021,906 ordinary shares in the aggregate to members of the investor group and Everwarm Limited, and by issuing 26.74 ordinary shares per Series A Preferred Share and 262,025 ordinary shares in the aggregate to holders of Series A Preferred Shares who subscribed to our rights offering, all in accordance with the terms of our Series A Preferred Shares. On September 15, 2007, we paid the dividend by issuing 84.84 ordinary shares per Series A Preferred Share and 25,452,045 ordinary shares in the aggregate to members of the investor group and Everwarm Limited, and issuing 84.84 ordinary shares per Series A Preferred Share and 825,876 ordinary shares in the aggregate to holders of Series A Preferred Shares who subscribed to our rights offering, all in accordance with the terms of our Series A Preferred Shares. Future dividend payments on the Series A Preferred Shares in such shares or our ordinary shares will be dilutive to holders of ordinary shares or ADSs. In addition, if such shareholders sell substantial amounts of their ADSs in the public market during a short period of time, prices of these securities may decline significantly.

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

Section 404 of the Sarbanes-Oxley Act of 2002 requires a public company to include a report of management on the company’s internal control over financial reporting in their annual reports on Form 20-F that contains an assessment by management of the effectiveness of the company’s internal control over financial reporting. Because we qualify as a non-accelerated filer under SEC rules and regulations, such report of management will not be required until the end of our fiscal year ended April 30, 2008. In May 2007, the Public Company Accounting Oversight Board, or PCAOB, approved Auditing Standard No. 5 “An Audit of Internal Control Over Financial Reporting That is Integrated with an Audit of Financial Statements,” or Auditing Standard No. 5, which supersedes PCAOB Auditing Standard No. 2 “An Audit of Internal Control Over Financial Reporting Performed in Conjunction with an Audit of Financial Statements.” In the same month, the SEC approved the issuance of interpretive guidance regarding management’s evaluation and assessment of internal control over financial reporting. Under Auditing Standard No. 5, auditors are only required to provide one opinion on the effectiveness on internal controls (i.e., eliminating the requirement for an auditor’s opinion on management assessment). We are currently implementing a number of measures intended to meet the foregoing objectives with respect to internal controls, delivery of financial information, and compliance with Section 404, and we will need to make significant improvements in our internal controls on an ongoing basis to accomplish these objectives.

We have had major changes in our financial management, including the resignation of a former Chief Financial Officer in June 2006, former Chief Executive Officer and Acting Chief Financial Officer on September 1, 2006 and former Acting Chief Financial Officer on June 17, 2007. Although we have recently appointed our permanent Chief Financial Officer on June 18, 2007, we cannot assure you that we will be able to retain him. Although we are currently in the process of searching for a permanent Chief Executive Officer, we cannot assure you that we will be able to attract and retain a permanent Chief Executive Officer and this may impact our ongoing efforts to attain compliance with the Section 404 requirements. Significant resources have been, and may continue to be, required to implement and maintain effective controls and procedures in order to remedy control deficiencies. For example, we have hired, and may need to continue to hire, additional employees and outside consultants with accounting and financial reporting expertise and may need to provide further training for our existing employees. If additional personnel are needed, we cannot assure you that we will be able to recruit qualified personnel in a timely and cost-efficient manner to meet our requirements.

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

HISTORY AND DEVELOPMENT

ASAT Holdings was incorporated in the Cayman Islands on October 20, 1999 as a limited liability company under the Companies Law (Revised) of the Cayman Islands. The principal executive office for ASAT Holdings is located at 14th Floor, 138 Texaco Road, Tsuen Wan, New Territories, Hong Kong. ASAT Holdings’ registered office in the Cayman Islands is Ugland House, P.O. Box 309, South Church Street, George Town, Grand Cayman, Cayman Islands. Our telephone number in Hong Kong is (852) 2408-7811, and the telephone number for our registered office in the Cayman Islands is (345) 949-8066.

Capital expenditures decreased to $17.7 million for the year ended April 30, 2007 from $23.5 million and $40.7 million for the years ended April 30, 2006 and 2005, respectively. These expenditures for fiscal year 2007 were incurred primarily to support the requirements for our business. Expenditures were also made on the facilitization of our new manufacturing facilities located in Dongguan, China. Our capital expenditures are incurred in the ordinary course of our business and operations and are generally funded out of our cash flow from operations and with the proceeds of financing activities. Further information with respect to capital expenditures and funding sources is set forth in “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

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

We work closely with customers to design and provide advanced assembly and test solutions for each new product generation. We provide assembly and test services from our Dongguan, China facilities. We also provide package design services and thermal and electrical modeling from our Milpitas, California, Hong Kong and Dongguan, China facilities. Our sales offices and representatives are strategically located in the United States, Germany, Hong Kong, Singapore and South Korea, allowing us to work directly with customers at their facilities to provide effective package design and customer service. Through this network, we are able to provide highly focused design and production services with rapid time-to-market design and production solutions. During the fiscal year ended April 30, 2007, we shipped products to over 100 customers and many of our top customers are among the world’s largest semiconductor companies. Our top three customers (in alphabetical order) by net sales for the year ended April 30, 2007 were Analog Devices, Inc., Broadcom Corporation and Samsung Electronics Co., Ltd. These customers accounted for 62.8% of our total net sales for the fiscal year ended April 30, 2007.

We historically conducted all our assembly and test operations in Hong Kong. As part of our overall strategy to remain competitive, we moved all of our Hong Kong manufacturing operations to China in order to reduce our costs and to provide better access to the high-growth semiconductor market in China. We completed the transfer of all of our equipment to Dongguan, China during the fiscal year ended April 30, 2007, and are in the process of finishing the qualification process with our customers for our products. We are committed to continuing to reduce our costs while ensuring full operation of our assembly and test facilities in Dongguan, China. We conducted this move to Dongguan, China in two phases. To launch Phase I of this transition to China, in August 2002, we entered into a 15-year lease agreement and a 6-year management agreement with Changshi, our development partner in the Zhenan Technology and Industrial Park, Changan County, Dongguan City, Guangdong, China. In August 2003, our modern Phase I 180,000 square foot facility (the “Phase I facility”) was completed by Changshi to our specifications. In May 2004, we entered into another lease agreement with Changshi to build a 300,000 square foot Phase II facility (the “Phase II facility”) immediately adjacent to our Phase I facility. The Phase II facility lease also involves Changshi’s subsidiary, Dongguan Changan ASAT Semiconductor Assembly and Test Factory, which holds the subject land use rights. Under the terms of the lease agreement, we lease the completed Phase II factory building from Changshi for a period of 15 years. The Phase II facility was completed during the second quarter of fiscal 2006. During the fiscal year ended April 30, 2007, our Hong Kong assembly and test operations were shut down, all of our assembly and test operations were transferred to Dongguan, China and the installation of our equipment was completed. Both of our Dongguan, China facilities are now fully operational.

Business Strategy

Our overall business strategy has remained unchanged, which strategy is to grow our market share, focus on margins, lower costs and achieve profitability on a sustained basis. The principal elements of our strategy include:

•

Increasing our competency to gain market share by achieving higher levels of customer satisfaction. In particular, we have achieved faster response times as a result of our leaner organizational structure that was implemented as part of our recent cost reduction programs and a more responsive, state-of-the-art facility that allows us to turn around orders rapidly. Our manufacturing output in Dongguan, China continues to improve, resulting in better cycle times and yields. We believe that our improved operating metrics have increased our competitiveness and not only allow us to generate additional orders from existing customers, but are also leading to new business opportunities and increased market share. Additionally, we expect that the equipment we have in place, and selected equipment that we plan to purchase to expand our capabilities, will provide us with sufficient capabilities to meet our expected customer requirements.

•

Creating strategic customer teams to focus our resources on strategic accounts. We are focusing on increasing sales to our strategic customers who have the ability to add more business to existing product lines where we are already qualified. We have dedicated cross functional teams consisting of Sales, Customer Service, Engineering and Production focused along customer lines, which enables us to respond more effectively to customer requirements and efficiently allocate resources throughout the organization.

•

Strengthening top customers while concurrently diversifying our customer base. We will continue to try to strengthen our relationships with existing top customers, while concurrently pursuing new customers in an effort to diversify our customer base.

•

Focusing on customer driven new product development. This effort involves increasing our applications engineering function and participating in new customer driven product introductions, which we believe has traditionally been a strength of our company. For example, we are developing a thinner package technology, what we call our Thin LPCC. We believe this technology will be in high demand as it will be used in the newest generation of consumer and portable devices.

•

Continuing to reduce our cost structure and increase our working capital. Over the last year, as a result of the completion of our move to China we have achieved a more efficient manufacturing process that enables us to achieve enhanced quality, cycle times and yields. We continue to manage costs resulting in a leaner and more efficient organizational structure, which provides us with a more competitive cost structure that can enhance our margin and working capital.

Semiconductor Packages

We offer assembly services for a broad range of semiconductor packaging including chipscale (small) and non-chipscale (large) packages. Most of the revenue derived from test services comes from test services performed in connection with assembly services. The following table sets forth the breakdown of net sales by product category and as a percentage of total net sales for the periods indicated:

	Fiscal Year Ended April 30,
	2003	2004	2005	2006	2007
	(in thousands of dollars)
Net Sales:
Chipscale packages (CSP)	$46,540	$86,567	$105,850	$115,028	$120,194
Non-CSP laminate packages	31,281	35,887	21,651	17,119	16,048
Non-CSP leadframe packages	$57,747	69,468	47,055	36,966	19,494

Subtotal	135,568	191,922	174,556	169,113	155,736
Test	14,522	22,752	19,855	13,002	9,117

Total	150,090	$214,674	$194,411	$182,115	164,853

	Fiscal Year Ended April 30,
	2003	2004	2005	2006	2007
	(in percentage)
Net Sales:
Chipscale packages (CSP)	31%	40%	54%	63%	73%
Non-CSP laminate packages	21	17	11	10	10
Non-CSP leadframe packages	38	32	24	20	12

Subtotal	90	89	89	93	95
Test	10	11	11	7	5

Total	100%	100%	100%	100%	100%

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

Semiconductor packaging protects the enclosed semiconductor chip and provides a network of connections between the chip and a printed circuit board. Non-CSP leadframe packages are a distinct packaging family type in that the chip is first attached to a metallic leadframe and then electrical interconnects (usually with fine gold bonding wires) are provided between the chip’s active components and the corresponding leadframe electrical contacts. The chip and leadframe are then encapsulated in plastic leaving external metal leads from the leadframe exposed and surrounding the edge of the package. These exposed leads will enable the device to be electrically connected to the circuit board on which it will be mounted. By contrast, in non-CSP laminate packages, the chip is mounted on a printed circuit board substrate (not on a metallic leadframe) to which it is electrically connected (usually with fine gold bonding wires) to printed metallic interconnect circuitry that is in turn electrically connected to the printed circuit board via solder balls which have been incorporated as electrical contacts on the bottom of the package.

Chipscale Packages (CSP)

Chipscale packages include both leadframe and laminate based packages and are typically used in high-end packaging of semiconductors for applications that require small device footprints and high electrical and thermal performance characteristics. Our chipscale packages have advanced thermal and electrical characteristics. These advanced characteristics are necessary to maximize the performance of high frequency semiconductor chips used in sophisticated end-products. The chipscale packages are slightly larger than a semiconductor chip, which allow reduced package inductance and enhanced electrical performance. Chipscale packages are often designed for semiconductors that require dense ball arrays in very small package sizes, such as wireless telephones, personal digital assistants, video cameras, digital cameras and pagers. We currently offer fpBGA, LPCC and TAPP™ chipscale packages.

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

Flip Chip Packages. Like conventional PBGA products, flip chip packages generally use solder balls to connect to the printed circuit board. Within the flip chip package, however, the chip is connected to these balls by the use of an array of solder bumps on the active surface of the chip as opposed to the traditional method used in PBGA of wire bonding the chip to the interconnects to the solder balls. To attach the chip to the electrical interconnects imbedded in the laminate substrate, the chip is flipped over so that the active surface and the solder bumps align directly with the corresponding electrical bonding pads on the substrate. This method of attachment further improves thermal and electrical performance of the chip and enables a higher density of interconnections which facilitates smaller packages. Flip chip technology can be used in a wide array of applications ranging from consumer products to highly sophisticated ASICs, digital signal processors and memory packages. Flip chip technology is considered by many in the semiconductor industry to be the next generation of BGA packaging technology. We introduced our flip chip packages to our customers during fiscal year 2002.

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

Test Services

We provide a wide array of test services for digital logic, analog and mixed signal products and have recently expanded our RF test capabilities. Testing is the final stage in the semiconductor production process and involves using sophisticated test equipment and test programs to electronically test different operating specifications of the encapsulated semiconductor device. These test specifications included electrical functionality, and conformance to voltage, current and timing parameters. We are able to test semiconductor chips upon initial delivery from the foundry in the wafer form as well as after they are packaged. We have engineers and test personnel located globally who work closely with customers at their facilities to develop test programs and provide test services.

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

Geographic Markets

We believe we operate in a single business segment comprising the assembly and test services of integrated circuits to customers in the semiconductor industry. Our net sales are generated from the following geographical locations representing the geographical areas from which sales invoices were issued for the years indicated:

	Fiscal Year Ended April 30,
	2005	2006	2007
	(In thousands of dollars)
Hong Kong	$185,865	$177,207	$161,516
United States	104,830	60,481	37,915
China (excluding HK)	9,774	74,278	379,631
Transfer between geographic areas	(106,058)	(129,851)	(414,209)

Total net sales	$194,411	$182,115	$164,853

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

Our customers are primarily United States, Asian and European multinational companies. We ship completed packages at the direction of our customers to various destinations. The following table provides a breakdown of the percentage of net sales by geographic destination:

	Fiscal Year Ended April 30,
	2005	2006	2007
United States	54.2%	33.2%	23.0%
Asia (a)	43.9%	63.0%	70.6%
Hong Kong	0.4%	2.3%	3.4%
Europe	1.5%	1.5%	3.0%

	100.0%	100.0%	100.0%

(a)	For the Company’s net sales by geographic destination, Asia mainly represents Singapore, Taiwan, Japan, Malaysia, China (excluding Hong Kong), Philippines and Korea.

The geographical distribution of the Company’s identifiable assets are summarized as follows:

	Fiscal Year Ended April 30,
	2005	2006	2007
Hong Kong	$128,218	$93,564	$71,404
China	42,927	78,094	54,209
Asia (b)	175	117	159
United States	7,342	9,635	9,296
Germany	84	51	69

	$178,746	$181,461	$135,137

(b)	For the Company’s identifiable assets, Asia represents Singapore and Korea.

Marketing, Sales, Distribution and Customer Support

We sell our assembly and test services to our customers and support them through a network of international offices. To better serve our customers, our offices are located near our largest customers or near a concentration of several of our customers. Our offices and representatives are located in California, Texas and Massachusetts in the United States, and in Hong Kong, Singapore, South Korea, and Germany. We have reorganized our customer service, general and administrative presence in connection with the completion of the move of our manufacturing operations to Dongguan, China. We offer global drop shipment services, whereby we deliver assembled and tested semiconductors to destinations in any part of the world as instructed by our customers, including to their end-customers.

We have dedicated account managers, application engineers and customer service representatives to work as teams in servicing customers and developing new business. Each of these teams focuses on specific customers and/or geographic regions. As part of this emphasis on developing business, these teams:

•	jointly work with customers on design and technology advancement;

•	develop and implement focused strategies for broadening our customer base;

•	proactively address customer next generation silicon and end customer product applications; and

•	maintain close communication with production and provide timely feedback to our customers.

Our marketing efforts focus on creating a brand awareness and familiarity with ASAT and our advanced assembly and test services as well as technologies such as LPCC and TAPP™, which offer customer diversification opportunities for ASAT. We enhance our marketing efforts by holding technical seminars for packaging engineers, making technical presentations to our customers’ end customers, and publishing research articles in trade journals and periodicals. We will continue to evaluate what is most effective for customer support and will allocate resources to identified areas of importance so that optimal coverage is provided to ensure that we have the best exposure to new opportunities that may be presented to us.

Customers

We provide semiconductor assembly and test services to over 100 customers worldwide. We design, assemble and test semiconductor packages for end-applications in a variety of industries. During the years ended April 30, 2007, 2006 and 2005, approximately 61%, 52% and 54%, respectively, of our total net sales were from assembling and testing of semiconductors used in communications application, approximately 7%, 13% and 8%, respectively, of our total net sales in each period were from semiconductors used in personal computers/computing applications, while the remainder of our total net sales were from semiconductors used in consumer and automotive/industrial applications. The table below sets forth information regarding a number of our customers that are important to our business in terms of sales volume, strategic relationships, advanced technology demand or potential growth:

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

Operations

As part of our corporate restructuring program, we moved all of our Hong Kong manufacturing operations to Dongguan, China in order to significantly reduce our costs and access the high-growth semiconductor market in China. The state-of-the-art Dongguan facility comprises over 560,000 square feet and is one of the largest and most advanced semiconductor subcontract assembly and test manufacturing facilities in China. Strategically located in Dongguan, China, about 90 minutes from Hong Kong, the facility offers higher productivity, improved efficiency, and close proximity to our key end users.

We have invested in the latest generation ERP systems, which deliver better real-time visibility and control of our manufacturing process across different manufacturing operations. In addition, we offer production lines for the most advanced packaging technologies, including leading quad flat no-lead (QFN) technology with its Leadless Plastic Chip Carrier (LPCC), fine pitch BGA, Flip Chip, Thin Array Plastic Package (TAPP™), and enhanced leaded packages.

The move has resulted in benefits from reduced manufacturing costs in China and a highly motivated and cost efficient workforce. We believe that the facilities in Dongguan, China will serve as a gateway into the rapidly growing China market.

We believe that total quality management is a key element of our semiconductor assembly operations, our 480,000 square foot factory facilities in Dongguan, China are ISO 9001, ISO 14001 and TS 16949 certified. ISO 9001 and TS 16949 are worldwide manufacturing quality certification programs for product design and industrial quality that are administered by an independent standards organization.

Management Information Systems

We have purchased and have installed SAP’s enterprise resource planning software and Camstar’s manufacturing tracking and execution system software to support our customer service and cost containment efforts. The SAP software system is designed to provide resource planning in areas such as customer service, sales and distribution, purchasing and logistics and financial controls. The Camstar manufacturing system is designed to manage, monitor and synchronize manufacturing activities and integrate them with core business processes. We believe the coordination of operations between our Hong Kong, Dongguan, China and worldwide sales offices and our customers has been enhanced by the implementation of the SAP and Camstar manufacturing information systems, although we continue to experience implementation and integration challenges with the SAP and Camstar systems. While installation of the SAP and Camstar manufacturing information systems has been completed, we continue to expend resources to implement and integrate these systems into our operations.

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

Our customers typically rely on at least two independent assembly and test providers. Semiconductor assembly and test providers must pass a lengthy and rigorous qualification process that typically can take from three to six months. In addition, customers incur substantial costs in qualifying each new semiconductor assembler. Due to these factors and the heightened time-to- market demands of semiconductor end-users, semiconductor manufacturers incur significant costs in switching assembly and test providers and thus are often reluctant to change or add their providers.

The semiconductor assembly and test industry is highly fragmented, with currently more than 50 independent providers of semiconductor assembly services worldwide. We believe our principal competitors include Advanced Semiconductor Engineering, Inc., Amkor, Carsem (M) Sdn. Bhd., Siliconware Precision Industries Co., Ltd. and STATS ChipPAC Ltd. We also compete indirectly with the in-house assembly and test service resources of many of our largest customers, the IDMs.

We believe that our primary competitive advantage is our focus on identifying and meeting our customers needs in the most timely and efficient manner. We have a reputation in the industry for being able to quickly turnaround ad hoc requests. This is a distinct competitive advantage given the inherently volatile nature of the industry. As well, we have a rich history of providing advance technology with our leading package families. Also, we believe that our manufacturing facilities in Dongguan, China are a distinct advantage as competitive pricing will become an increasingly important factor in the ability to attract new business. Furthermore, our process engineering teams continually monitor and seek to improve the existing manufacturing processes in order to achieve greater cost savings and improved cycle times.

Intellectual Property

We have obtained or applied for patents in the United States and certain international jurisdictions relating to a number of our advanced semiconductor package designs and assembly manufacturing processes. As of April 30, 2007, we had approximately 50 issued United States patents. Among those issued United States patents are several key patents for our LPCC and the TAPP™ product families. We were issued patents on LPCC product types and TAPP™ product types in 2001, 2002 and 2003, respectively. Our primary trademark is “ASAT” and the ASAT logo and that trademark is registered in the United States and in several international locations where we principally do business. On November 14, 2003, we announced that we had entered into a comprehensive patent cross-license agreement with Amkor for our respective QFN semiconductor design and manufacturing process technology patents. The cross-license agreement includes Amkor’s and our currently issued QFN patents, as well as future QFN patents that may be granted to either party during the term of the license. Amkor’s QFN product family includes the proprietary MicroLeadFrame, or MLF products, and our QFN product family includes our proprietary LPCC product family. On April 6, 2005, we announced that we entered into a multi-year cross-licensing agreement with Amkor under which we will provide Amkor with a license for our TAPP™ semiconductor package technology, and Amkor will provide us with a license for its Flip Chip semiconductor package technology. On May 17, 2005, we also entered into a multi-year cross-licensing agreement with LSI Logic Corporation (“LSI”) under which LSI will provide us a license to use its Flip Chip semiconductor package assembly technology.

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

In July 2005, the Company entered into a formal settlement agreement and mutual release with Motorola and Freescale, the former semiconductor products division of Motorola, to fully and finally compromise, settle and discharge the claims, controversies, demands and disputes between the parties. The formal written settlement agreement was executed in July 2005 and was filed with the Court on July 18, 2005. Under the settlement agreement and mutual release, we agreed to pay Freescale a total of $2.0 million in cash. We also agreed to provide Freescale with a rebate of 20% on all future products sales and services invoiced by us to Freescale until the aggregate amount of the rebate provided to Freescale by us totals $1.75 million. This 20% rebate shall not expire until the maximum total rebate of $1.75 million is paid back to Freescale. We also issued a 5-year warrant to Freescale for $1.75 million to purchase 10,937,500 ordinary shares, which is the equivalent of 729,166 ADSs, initially exercisable at a price of $0.16 per ordinary share (equivalent to $2.40 per ADS).

Environmental Matters

Semiconductor assembly and test services produce a small amount of chemical waste. Since we had an assembly facility in Hong Kong prior to its move to Dongguan, China, disposal and storage of chemical waste from our assembly and test services were subject to Hong Kong laws and government regulations. These laws impose controls on our air and water discharges, on the storage, handling, discharge and disposal of chemicals, and on employee exposure to hazardous substances. For instance, a waste disposal facility is required under Hong Kong law to be installed before a license from the government may be granted for disposal of chemical waste. We hold a valid chemical waste disposal license granted by the Hong Kong government authority which will expire on October 30, 2007, however, this license will now have limited use since our assembly and test services have been moved to Dongguan, China.

Our operations in China are required to comply with various Chinese environmental laws and regulations administered by the central and local government environmental protection bureaus. We are also subject to the environmental rules introduced by the local Chinese governments in Dongguan, China. These laws impose controls on our air and water discharges, on the storage, handling, discharge and disposal of chemicals, and on employee exposure to hazardous substances. If these laws were to change, they could require us to incur costs to maintain compliance and could impose liability to remedy the effects of hazardous substance contamination. Stricter enforcement of existing laws, the adoption of new laws or regulations or our failure to comply with these laws or regulations could cause us to incur material liabilities and require us to incur additional expense, curtail our operations and restrict our ability to grow. The Chinese national and local environmental laws and regulations impose fees for the discharge of waste substances above prescribed levels, require the payment of fines for serious violations and provide that the Chinese national and local governments may at their own discretion close or suspend any facility which fails to comply with orders requiring it to cease or cure operations causing environmental damage. Under the terms of our lease agreement with Changshi, they have agreed to assist us in procuring the necessary environmental licenses and permits in Dongguan, China, including a Certificate of Waste Substance Discharge. Furthermore, in accordance with the Administration Measures of the Certificate of Waste Substances Discharge of Guangdong Province, the Certificate of Waste Substances Discharge must be subject to the annual review by the local authority of environmental protection. Our Phase I facility in Dongguan, China received an Interim Certificate of Waste Substance Discharge for its probationary production on November 10, 2003. After the Dongguan facility became fully operational, the local authority of environmental protection conducted an assessment on the waste substances discharge facilities and a formal Certificate of Waste Substance Discharge was issued in December 2004 for our Phase I facility for a term of one year and six months, which expired in June 2006. Upon completion of our Phase II facility and migration of the entire manufacturing operations to Dongguan, China, we were engaged in the process of applying for the same formal Certificate of Waste Substance Discharge for the collective of Phase I and II facilities. We do not anticipate incurring any significant costs in connection with procuring these licenses and permits.

ORGANIZATIONAL STRUCTURE

As of April 30, 2007, ASAT Holdings had the following direct or indirect wholly-owned subsidiaries:

Name	Place of Incorporation	Percentage of Beneficial Ownership	Principal Activities
ASAT Limited (1)	Hong Kong	100%	Sales, marketing and customer services and investment holding
Timerson Limited (2)	Hong Kong	100%	Sales, marketing and customer services
ASAT, Inc.	California, United States	100%	Sales, marketing and customer services
ASAT (Finance) LLC	Delaware, United States	100%	Financial services
ASAT (Cayman) Limited	Cayman Islands	100%	Investment holding
ASAT (S) Pte. Ltd.	Singapore	100%	Sales, marketing and customer services
ASAT Korea Limited	South Korea	100%	Sales, marketing and customer services
ASAT GmbH	Germany	100%	Sales, marketing and customer services
ASAT Semiconductor (Dongguan) Limited	People’s Republic of China	100%	Assembly and test services for packaged integrated circuits
New ASAT (Finance) Limited	Cayman Islands	100%	Financial services
Newhaven Holdings Limited	British Virgin Islands	100%	Holding company
RBR Trading Holding (Curaçao) N.V.	Netherlands Antilles	100%	Holding company
R.B.R. Trading Holding B.V.	Netherlands	100%	Holding company
ASAT S.A. (3)	France	99.9%	None

(1)	With effect from July 31, 2006, the entire assembly and test operations of ASAT Limited were transferred to ASAT Semiconductor (Dongguan) Limited and ASAT Limited became the sales organization and corporate head office of the ASAT group.

(2)	With effect from September 30, 2006, the entire assembly and test operations of Timerson Limited were transferred to ASAT Semiconductor (Dongguan) Limited and Timerson Limited became dormant. Timerson Limited still holds a valid license for carrying out contract processing in China.

(3)	In connection with the exercise of our option to purchase ASAT S.A. from QPL in December 2000, which was effective in January 2001, we purchased from Newhaven, RBR Antilles and R.B.R. Netherlands. R.B.R. Netherlands owns approximately 99.9% of ASAT S.A. As ASAT S.A. has been under court administration since November 20, 2001, we no longer consolidate ASAT S.A.’s financial results with our financial statements.

ASAT Holdings is a Cayman Islands holding company and does not have any material operations or assets other than its beneficial ownership of the entire issued share capital of ASAT Limited and Newhaven Holdings Limited. The financial statements of ASAT Holdings include all of the above listed subsidiaries except for ASAT S.A.

The following chart illustrates our corporate structure as of April 30, 2007:

(1)	On July 14, 2000, we completed our offering of ADSs to the public. We sold 6,666,666 ADSs, representing 100,000,000 ordinary shares of ASAT Holdings in our offering of ADSs to the public. Public shareholders held approximately 18.1% of the ownership interest in ASAT Holdings as of April 30, 2007.

(2)	QPL holds an approximate 42.5% ownership interest in ASAT Holdings Limited through its wholly owned subsidiaries, The Industrial Investment Company Limited, QPL (U.S.) Inc. and Everwarm Limited, which hold approximately 38.1%, 2.8% and 1.6% ownership interests in ASAT Holdings Limited, respectively.

(3)	Several private equity funds separately managed by or affiliated with JPMP and Olympus Capital Holdings Asia collectively owned approximately 39.4% of the outstanding ordinary shares of ASAT Holdings Limited as of April 30, 2007.

(4)	Timerson is a nominee shareholder of ASAT Limited, holding one share in ASAT Limited in trust for ASAT Holdings Limited.

(5)	ASAT (Cayman) Limited is a nominee shareholder of Timerson Limited, holding one share in Timerson Limited in trust for ASAT Limited.

(6)	In connection with the exercise of our option to purchase ASAT S.A. from QPL in December 2000, which was effective in January 2001, we purchased from Newhaven, RBR Antilles and R.B.R. Netherlands. R.B.R. Netherlands owns approximately 99.9% of ASAT S.A. As ASAT S.A. has been under court administration since November 20, 2001, we no longer consolidate ASAT S.A.’s financial results with our financial statements.

LEASES

In connection with the establishment of our Dongguan facility, the company entered into the following leases.

In August 2002 we entered into a lease agreement pursuant to which Changshi constructed an 180,000 square foot factory facility and leased the facility to us beginning in September 2003 for a term of 15 years. We are obligated to pay monthly rental payments of HK$1.4 million (approximately $179 thousand at an assumed exchange rate of HK$7.80 per $1.00) for the first six years of the rental term, HK$350 thousand (approximately $45 thousand at an assumed exchange rate of HK$7.80 per $1.00) for the seventh to eleventh years and HK$385 thousand (approximately $49 thousand at an assumed exchange rate of HK$7.80 per $1.00) for the twelfth to fifteenth years. From October 30, 2004 and during the term of the lease, we have an option and a right of first refusal to purchase the facility and the related land-use right at prices fixed in a predetermined schedule or, subsequent to October 2009, at prices based on the then fair market value of the factory facilities and related land use right. Additionally, under a management services agreement, we were obligated to pay Changshi a monthly management service fee of HK$506 thousand (approximately $65 thousand at an assumed exchange rate of HK$7.80 per $1.00), which amount includes a land use rights fee, foreign exchange remittance fees and certain administrative and management charges, commencing September 2003. Over the six year term of this agreement, Changshi has agreed to support the operation of the facility by nominating employees for staffing of the facility, maintaining the facility and its systems in good repair and operating condition (at our cost) and assisting us with handling Chinese governmental and regulatory matters.

In May 2004, we entered into another lease agreement with Changshi to build a 300,000 square foot Phase II facility immediately adjacent to our Phase I facility. The Phase II facility lease also included the participation of the Changshi subsidiary that holds the subject land use right, Dongguan Changan ASAT Semiconductor ASAT Assembly and Test Factory. Under the terms of the lease agreement, we lease the Phase II factory from Changshi for a period of 15 years starting from August 2005. We are obligated to pay monthly payments of HK$1.4 million (approximately $179 thousand at an assumed exchange rate of HK$7.80 per $1.00) for the first six years of rental term and HK$700 thousand (approximately $90 thousand at an assumed exchange rate of HK$7.80 per $1.00) per month for the seventh to fifteenth years of the lease term. From October 31, 2008 and during the term of the lease, we have an option and a right of first refusal to purchase the facility and the related land-use right of the land at prices fixed in a predetermined schedule starting during the period from October 2008 to July 2011, and thereafter at prices based on the then fair market value of the facility and related land-use right. Additionally, under a management services agreement with a six-year term, we are obligated to pay Changshi a monthly management service fee of approximately HK$639 thousand (approximately $82 thousand at an assumed exchange rate of HK$7.80 per $1.00), starting from August 2005, and Changshi has agreed to support the operation of the facility by nominating employees for staffing of the facility, maintaining the facility and its systems in good repair an operating condition (at our cost) and assisting us with handling Chinese governmental and regulatory matters.

PROPERTY, PLANT AND EQUIPMENT

Our headquarters and administrative offices operations are located in a leased 11,200 square foot facility in the Tsuen Wan district of Hong Kong. All assembly operations in this facility have ceased and been moved to our Dongguan, China facilities in July 2006. ASAT HK leases our Hong Kong facility under a lease with a one-year term expiring on August 31, 2008, with an option to extend for an additional year.

On December 20, 2003, ASAT HK entered into a sale and purchase agreement with a third party to dispose of its 131,000 square foot test facility in Hong Kong for approximately $4 million. The closing of sale and purchase agreement was completed on February 21, 2004. We leased back a portion of the property under an operating lease for a monthly rental fee of approximately $31 thousand. The lease term is three years commencing from February 21, 2004. All test operations in this facility have ceased and been moved to our Dongguan, China facilities in July 2006.

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

Our capital expenditures incurred in connection with the completion of the move of our manufacturing operations to Dongguan, China were generally funded out of our cash flow from operations and with the proceeds of financing activities, including the financing from two of our principal shareholder groups. As of April 30, 2007, we had commitments for capital expenditures of approximately $1.2 million. For more detail on the Dongguan, China facilities and our plans with respect to these facilities, see “Item 3—Key Information—Risk Factors” and “Item 5—Operations and Financial Review and Prospects—Operating Results.” We believe that our current facilities are in good condition and adequate to meet the requirements of our present operations.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not Applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

The U.S. Securities and Exchange Commission, or SEC, has defined critical accounting policies as those that are both most important to the portrayal of our financial condition and results and which require our most difficult, complex or subjective judgments or estimates. Based on this definition, we believe our critical accounting policies include the policies of basis of presentation, revenue recognition and risk of loss, inventory valuation, impairment of long-lived assets, deferred income taxes and commitments and contingent liabilities. For all financial statement periods presented, there have been no modifications to the application of these critical accounting policies.

Basis of Presentation. We determined that the going concern basis of presentation is appropriate based on our estimates and judgments of future performance of the Company, future events and projected cash flows. At each balance sheet date, we evaluate our estimates and judgments as part of our going concern assessments. We believe that there are sufficient financial and cash resources to finance the company as a going concern in the next twelve months. Accordingly, we have prepared our financial statements on a going concern basis.

Revenue Recognition and Risk of Loss. We do not take ownership of customer-supplied semiconductor wafers or die. The title and risk of loss remains with the customers for these materials at all times. Accordingly, the cost of the customer-supplied materials is not included in the consolidated financial statements. No revenue is recognized unless there is persuasive evidence that an arrangement exists, the price is fixed or determinable, delivery has occurred and services rendered and our ability to collect is reasonably assured. Revenue net of discount from the assembly and test of semiconductor products is recognized when title and risk of loss relating to our materials transfer to the customer, which transfer generally takes place when the product is shipped to the customer from our facility. Shipping and handling costs associated with product sales are included in cost of sales. Such policies are consistent with provisions in the SEC’s Staff Accounting Bulletin, or SAB, No. 101, “Revenue Recognition in Financial Statements”, as revised by SAB No. 104, “Revenue Recognition.”

Inventory Valuation. At each balance sheet date, we evaluate our ending inventories for obsolete and non-saleable items. This evaluation considers analyses of actual and projected future sales levels by product compared with inventories on hand, and evidence of customers’ expectation to buy back excess inventories as per our written supplier agreements. To project future sales, we make estimates based on customers’ forecasted demand and historical sales performance. In addition, we consider the need to write down to net realizable value of inventories we believe to be obsolete or non-saleable. Remaining inventory balances are adjusted to approximate the lower of cost or net realizable value. If future demand or market conditions are less favorable than our projections, we would consider additional inventory write-downs which would be reflected in cost of sales in the period a determination is made.

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

Deferred Income Taxes. We record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized. We need to make judgments to estimate future taxable income and consider prudent and feasible tax planning strategies in determining the need for a valuation allowance. In the event that we determine that we would not be able to realize all or part of our net deferred tax assets, an adjustment to the deferred tax assets would be charged to earnings in the period such determination is made. Likewise, if we later determine that it is more likely than not the net deferred tax assets would be realized, then the previously provided valuation allowance would be reversed. We provided a full valuation allowance against the deferred tax assets of subsidiaries in both the United States and Hong Kong as of April 30, 2007, 2006 and 2005 due to uncertainties surrounding the realizability of these benefits in future tax returns.

Commitments and Contingent Liabilities. At each balance sheet date, when a loss contingency exists, we assess the likelihood that future events will confirm the loss or impairment of an asset or the incurrence of a liability, which may include probability of an outcome of litigation unfavorable to us, and determine whether conditions for accrual of loss contingencies as stated in SFAS No.5, “Accounting for Contingencies” are met. For this purpose, an estimated loss from a loss contingency is accrued by a charge to the statement of operations if (1) information available prior to issuance of the financial statements indicates that it is probable that a liability had been incurred at the date of financial statements, and (2) the amount of loss can be reasonably estimated. Accordingly, no accrual is made if one or both of these conditions are not met. The nature of such loss contingency, if any, is disclosed in the notes to the financial statements.

New Accounting Standard

In July 2006, the FASB released FIN 48, Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement 109 (“FIN 48”). FIN 48 prescribes a comprehensive model for how a company should recognize, measure, present, and disclose in its financial statements uncertain tax positions that the company has taken or expects to take on a tax return (including a decision whether to file or not to file a return in a particular jurisdiction). Under FIN 48, the financial statements will reflect expected future tax consequences of such positions presuming the taxing authorities’ full knowledge of the position and all relevant facts, but without considering time values. FIN 48 is effective for annual periods beginning after December 15, 2006. We are in the process of assessing the impact of this recent accounting pronouncement.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.” This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. However, for some entities, the application of this Statement will change current practice. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007. Our management is in the process of evaluating the potential impact of this standard.

In February 2007, the FASB issued FAS 159, The Fair Value Option for Financial Assets and Financial Liabilities (“FAS 159”). FAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. FAS 159 is expected to expand the use of fair value measurement, which is consistent with the FASB’s long-term measurement objectives for accounting for financial instruments. FAS 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. FAS 159 does not affect any existing accounting literature that requires certain assets and liabilities to be carried at fair value. This Statement does not establish requirements for recognizing and measuring dividend income, interest income, or interest expense. This Statement does not eliminate disclosure requirements included in other accounting standards, including requirements for disclosures about fair value measurements included in FASB Statements No. 157, Fair Value Measurements, and No. 107, Disclosures about Fair Value of Financial Instruments. FAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007.

OPERATING RESULTS

Operating Environment and Overview

Industry Demand. The semiconductor industry has been highly cyclical and, beginning in the July 2004 quarter, the semiconductor industry experienced a downturn, and our net sales on a quarterly basis decreased from that time through our July 2005 quarter. This decline in our net sales can be attributed to a variety of factors, including: excess capacity in the assembly and test industry and related price pressure, a significant shift in our product mix, and an inventory correction within the semiconductor industry. Since the July 2005 quarter, the semiconductor industry has experienced a gradual recovery, but we failed to capture all the benefits of such recovery that we might otherwise obtain due to disruptions in our operations during our move to Dongguan, China in 2006. As a result, our sales for fiscal year ended April 30, 2006 was decreased by 6.3% from the fiscal year ended April 30, 2005. As the migration of our operations to China was not completed until the October 2006 quarter, the non-availability of production facilities together with the requisite customer re-qualification at our new Dongguan facilities caused further impact to our revenue growth. In the April 2007 quarter, there was a downturn in the semiconductor market as a result of soft demand in the end user markets which reflects an inventory corrections and led to our customers cutting back production orders. The above factors cause the Company’s turnover for the fiscal year ended April 30, 2007 declined by 9% as compared to that of fiscal year ended April 30, 2006.

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

Cost of Sales. The most significant components of cost of goods sold are raw materials, fixed manufacturing costs, labor and depreciation. Industry trends significantly affect our raw material costs, which account for a majority of our cost of sales.

Impairment of Property, Plant and Equipment. We routinely consider whether indicators of impairment of long-lived assets are present in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” For this purpose, assets are grouped at the lowest level for which separate cash flow information is available. For long-lived assets to be held and used, we determine whether the estimated undiscounted cash flows attributable to the assets in question are less than their carrying values. If such indicators are present, we recognize an impairment charge equal to the difference between the fair value and the carrying value of such assets. Fair value is best determined by quoted market prices in active markets. If quoted market prices are not available, other methods that can be used include discounted future cash flows or appraisals. If the assets determined to be impaired are to be held and used, we recognize an impairment loss based on the excess of the carrying amount of the assets over their respective fair value. The fair value of the asset then becomes the asset’s new carrying value, which we depreciate over the remaining estimated useful life of the asset. On December 20, 2003, we entered into a sale and purchase agreement with a third party to dispose of our factory building for test operation in Hong Kong for approximately $4.0 million. The sale was completed on February 21, 2004 and, as a result of the sale of the property in February 2004, an impairment charge of $2.4 million was recognized and recorded in the January 2004 quarter. The continuous weakness in net sales and the substantial amount of operating losses, which mainly resulted from a shift in product mix and decrease in average selling prices in the second half of fiscal year 2005, triggered us to perform an impairment review of our long-lived assets in the April 2005 quarter. We compared the undiscounted cashflow to the carrying values of our long-lived assets. For long-lived assets which the carrying values exceeded the undiscounted cashflow, we determined the fair values of these long-lived assets based on the discounted cash flow model. Accordingly, we recorded a non-cash impairment charge of $16.5 million in relation to the long-lived assets associated with certain chipscale packages in the April 2005 quarter. In addition, in connection with this review we determined that certain wire bonders and test equipment were either technologically obsolete or with low utilization and would not be fully utilized in our operations. As a result, we determined to write off or write down these equipment items, which resulted in another $3.4 million impairment charge in the April 2005 quarter. During the April 2006 quarter, we recognized a total of $3.9 million of impairment losses for property, plant and equipment which were not transferable to our facilities in Dongguan, China and could not be sold. We had performed the impairment review as of April 30, 2007 and the result did not indicate the needs of any further write down or write-off of the property, plant and equipment is required. We may incur impairment losses in future periods if factors influencing our estimates change or if our expectations for future revenues and the ability to utilize our assets change. While our cash flow assumptions and estimated useful lives are consistent with our business plan, there is significant judgment involved in determining these cash flows.

Research and Development. Because our new packaging technologies usually involve extensions and evolutions of existing technologies, we have been able to develop new products in recent years without significantly increasing our research and development expenditures. Our focus on working closely in the package design process with customers to develop packages for application specific standard products enables us to use our research and development resources efficiently. During each of our last three fiscal years, our research and development expenditures to develop technologies that would satisfy our customers’ future requirements have been reduced from $4.5 million to $2.2 million. We believe that by focusing our research and development resources on a few carefully selected and closely monitored projects, we will be able to both upgrade our assembly technology processes and refine the development of our leading edge package technologies without increasing our year-over-year research and development expenditures. To help optimize the use of our research and development resources, we will continue to partner with our customers in the development of advanced technologies. However, there are risks associated with our reductions in research and development expenditures in the recent years. See “Item 3—Key Information—Risk Factors—Our ability to rapidly develop and successfully bring to market advanced technologies and services is important to maintaining our competitive position and profitability.”

Customers. For each year ended April 30, 2007, 2006 and 2005, our single largest customer accounted for approximately 53.7%, 32.6% and 21.1%, respectively, of net sales, while for those same years our top ten customers accounted for approximately 79.3%, 74.0% and 69.5%, respectively, of net sales. Broadcom Corporation accounted for 10.0% or more of net sales in the years ended April 30, 2007 and 2006, while each of Analog Devices, Inc., Broadcom Corporation and Infineon accounted for 10.0% or more of net sales in the year ended April 30, 2005.

Results of Operations

The following table sets forth ASAT’s results of operations as a percentage of net sales during the years shown:

	Fiscal Year Ended April 30,
	2003	2004	2005	2006	2007
Net sales	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of sales	93.5	81.2	93.8	92.7	90.9

Gross profit	6.5	18.8	6.2	7.3	9.1

Operating expenses:
Selling, general and administrative	16.1	11.5	14.1	16.2	13.4
Research and development	3.5	2.1	2.3	2.2	1.3
Reorganization expenses	0.5	—	0.5 (2)	2.6 (5)	1.5	(7)
Litigation settlement	—	—	2.4 (3)	—	—
Impairment of property, plant and equipment	54.5 (1)	1.1	10.3 (4)	2.1 (6)	—
Facilities and relocation charges	—	0.1	—	0.6	1.8	(8)
Total operating expenses	74.6	14.8	29.6	23.7	18.0

(Loss) income from operations	(68.1)	4.0	(23.4)	(16.4)	(8.9)
Other income, net	1.1	0.3	0.4	1.9	0.4
Charges on early redemption of 12.5% senior notes	—	(4.8)	—	—	—
Interest expense	(9.1)	(7.2)	(7.7)	(9.1)	(11.9)
Loss before income taxes	(76.1)	(7.7)	(30.7)	(23.6)	(20.4)
Income tax benefit (expense)	10.1	—	(0.4)	0.3	(0.8	)(9)

Net loss	(66.0)%	(7.7)%	(31.1)%	(23.3)%	(21.2)%

(1)	Reflects a non-cash impairment charge of $81.8 million for property, plant and equipment in fiscal year 2003.

(2)	Reflects a charge of $928 thousand associated with headcount reduction of approximately 300 workers primarily in our Hong Kong operations.

(3)	Reflects a settlement amount of $4.6 million settled in the form of cash, warrants and rebates on future business associated with a settlement agreement that was executed with Freescale in fiscal year 2005.

(4)	Reflects a charge of $19.9 million for the write-off and impairment related to certain property, plant and equipment in fiscal year 2005.

(5)	Reflects a charge of $4.7 million associated with headcount reduction of approximately 1,000 workers primarily in our Hong Kong operations.

(6)	Reflects a charge of $3.9 million for the write-off related to certain property, plant and equipment which could not be transferred to our new manufacturing facility in Dongguan, China and could not be sold in fiscal year 2006.

(7)	Reflects a charge of $2.5 million associated with headcount reduction of approximately 370 workers primarily in our Hong Kong operations.

(8)	Reflects a charge of $3.0 million associated with the transfer of our assembly and test operations from Hong Kong to Dongguan, China.

(9)	The income tax expense for the fiscal year ended April 30, 2007 was primarily attributable to provision for Hong Kong profits tax concerning a tax dispute with respect to fiscal year 2000.

Fiscal Year Ended April 30, 2007 Compared to Fiscal Year Ended April 30, 2006

Net sales. Net sales decreased by 9.5% to $164.9 million for the year ended April 30, 2007 as compared to $182.1 million for the year ended April 30, 2006.

Net sales for assembly services decreased by 7.9% to $155.7 million for the year ended April 30, 2007 as compared to $169.1 million for the year ended April 30, 2006. The decrease in net sales for assembly services during the year was mainly attributed to the decrease in unit sales volume due to various factors including interruption from the migration of our operations from Hong Kong to Dongguan and the inventory corrections that took place in April 2007 quarter. Net sales for assembly services accounted for 94.5% and 92.9% of total net sales for the years ended April 30, 2007 and 2006, respectively. Net sales from chipscale packages represented 77.1% of assembly sales for the year ended April 30, 2007 as compared to 68.0% of assembly sales for the year ended April 30, 2006. Our mix of assembly services shifted mostly toward chipscale packages during the year ended April 30, 2007 as compared to the corresponding prior year.

Net sales from test services decreased by 30.0% to $9.1 million for the year ended April 30, 2007 as compared to $13.0 million for the year ended April 30, 2006. This decrease is primarily attributable to a decrease in unit test volume as a result of excess capacity in the market for test services.

The communications market remained our largest market segment, representing 61% and 52% of total revenue for the years ended April 30, 2007 and 2006, respectively. The industrial, automotive and others markets accounted for approximately 23% and 26% of total revenue for the years ended April 30, 2007 and 2006, respectively. The personal computers and computing market segments accounted for approximately 7% and 13% of total revenue for the years ended April 30, 2007 and 2006, respectively. The consumer market accounted for 9% of total revenue for the year ended April 30, 2007, which remained unchanged from the corresponding prior year.

Gross profit. Gross profit for the year ended April 30, 2007 was $14.9 million, as compared to gross profit of $13.3 million for the year ended April 30, 2006. Gross margin increased to 9.1% for the year ended April 30, 2007, as compared to 7.3% for the year ended April 30, 2006. This increase was attributable to our ability to reduce our manufacturing costs after the migration of our entire manufacturing operations to China. Labor costs were reduced as a result of our access to skilled and low cost workforce in China. While production efficiency has improved with the support from the new factory premises with an improved layout design, we continue to explore options to improve our cost structure during the course of localization. For the year ended April 30, 2007, we recorded $1.6 million in inventory write-offs, as compared to $1.8 million for the year ended April 30, 2006. In analyzing whether to write-off inventory, we determine the amount of excess and obsolete inventory based on the forecasted demand we receive from our customers. We write-off inventory in a fiscal period once we determine that the inventory will either not be utilized in production based on our customers’ forecasts or is not recoverable from our customers. We also write-off inventory if the net realizable value of the inventory is smaller than its carrying value.

Selling, general and administrative. Selling, general and administrative expenses decreased by 25.1% to $22.1 million for the year ended April 30, 2007, as compared to $29.4 million for the year ended April 30, 2006, while net sales decreased by 9.5% in the same period. This decrease primarily resulted from the shut down of our Hong Kong manufacturing operations by the end of July 2006, cost reduction as a result of the reorganization of our sales teams in Hong Kong, the U.S. and Europe and reallocation of our customer services team and back office functions in China, and certain pre-operating expenses, including rental and utilities expenses incurred by the Dongguan, China manufacturing facility charged in the year ended April 30, 2006 which were no longer charged to selling, general and administrative expenses in the current year.

Research and development. Research and development expenses decreased by 45.4% to $2.2 million for the year ended April 30, 2007, as compared to $4.1 million for the year ended April 30, 2006. The reduction of research and development expenses for the year was a result of the improved cost structure of our manufacturing operations in Dongguan, China, and the completion of certain major projects and reduced investment in new projects.

Reorganization expenses. During the years ended April 30, 2007 and April 30, 2006, we incurred $2.5 million and $4.7 million in reorganization expenses (pre-tax), respectively, consisting of severance payments in connection with a work force reduction of approximately 370 and 1,000 employees, respectively, as part of the move of our manufacturing operations to Dongguan, China and corporate reorganization.

Impairment of property, plant and equipment. No impairment of property, plant and equipment was recorded during the year ended April 30, 2007. During the year ended April 30, 2006, we recorded an impairment charge of $3.9 million which mainly represented a write-off of certain property, plant and equipment which could not be transferred to our new manufacturing facility in China and which could not be sold.

Other income, net. Other income, net decreased from $3.4 million for the year ended April 30, 2006 to $0.6 million for year ended April 30, 2007, was primarily due to a $2.3 million reversal to other income for the previously accrued write-off of ASAT S.A., our business in France that was closed as part of our global restructuring in November 2001, that was recorded in the year ended April 30, 2006. The three-year statue of limitations, which began in the third quarter of fiscal 2003 and was applicable to the claims arising out of the closure of ASAT S.A., expired during the third quarter of fiscal 2006. There was no such income in the year ended April 30, 2007.

Facilities and relocation charges. During the years ended April 30, 2007 and April 30, 2006, we incurred approximately $3.0 million and $1.1 million, respectively, in facilities and relocation charges in connection with the transfer of our assembly and test operations from Hong Kong to Dongguan, China.

Interest expenses. Interest expense was $19.5 million for the year ended April 30, 2007, as compared to $16.6 million for the year ended April 30, 2006, representing a $2.9 million increase. Of the $19.5 million recorded in the year ended April 30, 2007, $13.9 million was attributable to interest on our 9.25% senior notes due 2011. The remaining balance represented interest paid for capital lease obligations and the short-term bank loans, as well as the amortization of deferred charges relating to the issuance of our 9.25% senior notes due 2011, Series A Preferred Shares, and our purchase money loan facility. Of the $16.6 million recorded in the year ended April 30, 2006, $13.9 million was attributable to interest on our 9.25% senior notes due 2011. The remaining balance mainly represented interest paid for capital lease obligations and the short-term bank loans, as well as the amortization of deferred charges relating to the issuance of 9.25% senior notes due 2011, Series A Preferred Shares, and our purchase money loan facility.

Income tax (expenses) benefit. During the year ended April 30, 2007, we incurred an income tax expense of $1.3 million as compared to an income tax benefit of $649 thousand for the year ended April 30, 2006. The effective tax rate for the year ended April 30, 2007 was 3.7% as compared to a (1.5%) effective tax rate for the year ended April 30, 2006. The income tax expense for the year ended April 30, 2007 was primarily attributable to provision for Hong Kong profits tax concerning a tax dispute with respect to the fiscal year 2000. The income tax benefit for the year ended April 30, 2006 was primarily attributable to a tax refund from our U.S. operations, which was partially offset by an income tax expense paid for our German operations.

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

Interest expenses. Interest expense increased to $16.6 million for the year ended April 30, 2006 as compared to $15.0 million for the year ended April 30, 2005. Of the $16.6 million recorded in the year ended April 30, 2006, $13.9 million was attributed to interest on our 9.25% senior notes due 2011, while the remaining balance represented interest paid for capital lease obligations, the purchase money loan facility and the short-term bank loans, as well as the amortization of deferred charges relating to the issuance of our 9.25% senior notes due 2011, Series A Preferred Shares and purchase money loan facility. Of the $15.0 million recorded in the year ended April 30, 2005, $13.9 million was attributed to interest on our 9.25% senior notes due 2011, while the remaining balance represented interest paid for capital lease obligations and short-term bank loans, as well as the amortization of deferred charges.

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

LIQUIDITY AND CAPITAL RESOURCES

Cash on hand, excluding restricted cash, as of April 30, 2005, 2006 and 2007 was $32.7 million, $11.9 million and $7.3 million, respectively.

Net Cash Provided by (Used in) Operating Activities

Fiscal Year Ended April 30, 2007 Compared to Fiscal Year Ended April 30, 2006 and 2005

For the year ended April 30, 2007, our net cash provided by operating activities was $10.4 million, as compared to net cash used in operating activities of $7.1 million for the year ended April 30, 2006. This increase in net cash provided by operating activities was primarily due to a decrease in net loss and an improvement in working capital management as a result of our improved control over inventory holding costs and close monitoring of accounts receivables to ensure timely collection.

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

Net Cash Used in Investing Activities

Fiscal Year Ended April 30, 2007 Compared to Fiscal Year Ended April 30, 2006 and 2005

Net cash used in investing activities was $17.6 million for the year ended April 30, 2007, compared to $23.4 million for the year ended April 30, 2006. The investing activities consisted of schedule payments paid to Wellmean, a local contractor for the facilitation of the ASAT China plant and purchase of equipment and machinery to enhance our production capability in meeting needs of our customers’ new package design.

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

Net Cash Provided by Financing Activities

Fiscal Year Ended April 30, 2007 Compared to Fiscal Year Ended April 30, 2006 and 2005

Net cash provided by financing activities was $2.5 million for the year ended April 30, 2007, as compared to $9.7 million for the year ended April 30, 2006. Cash provided by financing activities for the year ended April 30, 2007 included $3.8 million from the draw down of new short-term bank loans, $0.5 million in proceeds from our rights offering and $0.2 million in proceeds from stock options exercised, which was offset by $2.0 million in repayment of capital lease obligations. Cash provided by financing activities for the year ended April 30, 2006 included net proceeds of $9.2 million from borrowing the first tranche of our purchase money loan facility, proceeds of $7.5 million from the issuance of Series A Preferred Shares (another $7.5 million for the issuance of Series A Preferred Shares to QPL was in the form of a waiver of accounts payable owing to QPL) and proceeds from the exercise of stock options of $109 thousand. These proceeds were offset by $1.7 million of the payment of deferred financing expenses associated with our $30.0 million private financing arrangements, repayment of a short-term bank loan of $4.2 million and repayment of capital lease obligations of $1.2 million.

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

Capital Expenditures and Material Financing Arrangements

Capital expenditures

Capital expenditures decreased to $17.7 million for the year ended April 30, 2007 from $23.5 million for the year ended April 30, 2006. This decrease was due primarily to our general cost reduction plan and more stringent controls on capital expenditures, as well as reduced expenditures as a result of the completion of our move to China. For the year ended April 30, 2007, we incurred capital expenditures to enhance our production capability in meeting the requirements of our customers’ new package design and on the facilitization of our new manufacturing plant. For the year ended April 30, 2006, we incurred capital expenditures for additional machinery and equipment to meet the capacity requirements of our customers and development of the new ERP and MES as well as the facilitization of our new manufacturing plant. For the year ended April 30, 2005, we incurred capital expenditures for the development of a new SAP enterprise resource planning solution, development of a Camstar manufacturing tracking and execution system, partial payment for interior finish and fixtures of the Phase II factory facilities and the acquisition of new assembly and test equipment for expanding capacity of our LPCC product line.

During the year ended April 30, 2005, we sold certain equipment for $6.5 million to TGGT Equipment (HK) Limited (“TGGT”) that was then leased back from TGGT. Under the lease agreements, we are required to pay to TGGT on a quarterly basis the greater of (i) lease payment based on the reported usage of the equipment and (ii) a minimum commitment. The initial terms of the lease agreements expire upon the earlier of the date that the committed usage has been achieved or 14 quarters after the commencement date of the lease agreements. As of April 30, 2007, outstanding obligations amounted to approximately $2.6 million.

Pursuant to these sale-leaseback arrangements, TGGT entered into a separate term loan facility agreement for up to $5.0 million with Standard Chartered Bank. We and ASAT HK have fully and unconditionally guaranteed to Standard Chartered Bank the obligations of TGGT for this $5.0 million term loan facility.

In late December 2005, we were notified by Standard Chartered Bank of its unwillingness to grant an extension beyond January 15, 2006 for us to meet a net worth requirement, which was a condition of our guarantee. On March 31, 2006, we deposited $3.3 million in cash with Standard Chartered Bank as collateral for our guarantee obligations and, in consideration thereof, Standard Chartered Bank amended the term loan facility agreement and removed the net worth and financial requirements. On July 24, 2006, Standard Chartered Bank released us and ASAT HK from our guarantees. During the fiscal year ended April 30, 2007, Standard Chartered Bank had released, in several trenches, the secured deposit of $1.5 million. As of April 30, 2007, the total secured deposit held by Standard Chartered Bank was $1.8 million.

As of April 30, 2007, we had commitments for capital expenditures of approximately $1.2 million. These capital expenditures are expected to be used for maintenance and enhancement of our production equipment at our Dongguan, China facilities. We currently intend to fund our capital expenditures with the existing cash resources and positive cash flow generated from the savings that we expected to be realized from reductions in cost structure from the completion of the move of our manufacturing operations to Dongguan, China. We will also continue to seek financing from customers and external financing to fund our future capital expenditures. The execution of these plans are highly dependent upon the progress of our business growth and the technological requirements to maintain the competition edge of our company.

Material financing arrangements

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

On July 31, 2005, we entered into agreements for a private financing of $30 million with JPMP Master Fund Manager, L.P. (“JPMP”) related funds and QPL, two of our principal shareholder groups, and affiliates of these two entities, in the form of a $15 million preferred share financing and a $15 million purchase money loan facility.

The preferred share financing provided for the issuance and sale of 300,000 Series A Preferred Shares for a total price of $15 million and the issuance of five-year warrants for a total of 20 million ordinary shares exercisable at a price of $0.01 per ordinary share (equivalent to $0.15 per ADS), of which five-year warrants for a total of 5 million ordinary shares were issued as an arrangement fee. The securities purchase agreement for the Series A Preferred Share financing was amended and restated on October 27, 2005 to, among other things, add Olympus-ASAT II, L.L.C. (“Olympus”), as a party. The Series A Preferred Share financing closed on October 27, 2005.

The second $15.0 million of this financing is a purchase money loan facility from Asia Opportunity Fund, L.P., an affiliate of JPMP, and related funds. The facility may be drawn upon in two tranches. The first tranche of $10.0 million may be drawn upon if our consolidated cash position falls below $10.0 million. A second tranche of an additional $5.0 million may be drawn upon if our consolidated cash position again falls below $10.0 million. The maturity date of the loans made in a tranche was originally two years from the date such tranche is advanced. The interest rate payable on the loans is 15% per annum, with interest to be paid on a quarterly basis. We issued the administrative agent, on the date of the issuance and sale of Series A Preferred Shares described above, warrants to purchase an aggregate of 5,000,000 ordinary shares, which is the equivalent of 333,333 ADSs, exercisable at a price of $0.01 per ordinary share (equivalent to $0.15 per ADS).

On January 25, 2006, we borrowed the first $10.0 million tranche of funding under the purchase money loan facility. In return for drawing upon the first tranche, we issued the lenders under the purchase money loan facility warrants to purchase an aggregate of 15,668,170 ordinary shares, which is the equivalent of 1,044,544 ADSs, exercisable at a price of $0.01 per ordinary share (equivalent to $0.15 per ADS), as well as paid a commitment fee of $850,000 on a pro rata basis to the lenders that funded the first tranche. In each case, the warrants are exercisable for five years from the date of issuance. On July 31, 2007, the second $5.0 million tranche commitment expired and was not drawdown. Therefore, the remaining second tranche of $5 million is no longer available to us.

On August 23, 2007, we amended the purchase money loan facility to extend the maturity due date of the $10.0 million principal amount until April 30, 2009 and to extend the payment due date for interest payments (and interest on such interest) for March 31, 2006, June 30, 2006, September 30, 2006, December 31, 2006, March 31, 2007, June 30, 2007 and September 30, 2007 to become due on October 31, 2007. In return for amending the purchase money loan facility, we agreed to issue to the lenders under the purchase money loan facility warrants exercisable, in the aggregate, for a total of approximately 4.9% of ASAT Holding’s total outstanding ordinary shares on a fully diluted basis (inclusive of ordinary shares issuable upon exercise of warrants to the holders themselves and which ASAT Holdings will grant to the eligible holders of our 9.25% senior notes due 2011). The warrants will have an exercise price of $0.01 per ordinary share and will expire on February 1, 2011, subject to adjustment as provided in the warrants and the other terms and conditions contained therein.

On October 10, 2007, we amended the purchase money loan facility to extend the payment due date for interest including any penalty interest as required by the agreement. Interest that was due or will be due for payment on or before December 31, 2008 will be due and payable on December 31, 2008.

The purchase money loan facility is unsecured and contains various affirmative and negative covenants binding on us and our subsidiaries, including limitations on our and our subsidiaries’ ability to incur indebtedness, grant liens on assets, pay dividends and enter into transactions with affiliates. In addition, we will be required to repay the loans with the net proceeds of certain issuances of equity and debt and certain asset sales.

We have agreed to file a registration statement covering the resale of the shares issuable upon exercise of the Series A Preferred Shares and warrants described above. We have obtained an extension of the date by which we are required to have this registration statement effective until October 31, 2007.

As required by the securities purchase agreement, in July 2006, we completed a rights offering of the Series A Preferred Shares and warrants for the benefit of existing shareholders, excluding the purchasers of the Series A Preferred Shares and certain other shareholders that waived participation in the rights offering. In the rights offering, we distributed one subscription right for every 1,850 of our ordinary shares, or for every 123 of our ADSs, owned. Each subscription right entitled the recipient to purchase for $50.00 a unit consisting of one Series A Preferred Share and a warrant to purchase 50 ordinary shares. We sold 9,799 units in this offering and received gross proceeds of $489,950 in the rights offering.

On March 15, 2006, we paid the semiannual dividend due on our outstanding Series A Preferred Shares. We paid the dividend in our ordinary shares, issuing 11.15 of our ordinary shares per Series A Preferred Share and 3,345,054 ordinary shares in the aggregate to members of the investor group and Everwarm Limited, a wholly-owned subsidiary of QPL.

On September 15, 2006, we paid the semiannual dividend due on our outstanding Series A Preferred Shares. We paid the dividend in our ordinary shares, issuing 36.73 ordinary shares per Series A Preferred Share and 11,020,338 ordinary shares in the aggregate to members of the investor group and Everwarm Limited, and issuing 9.97 ordinary shares per Series A Preferred Share and 97,706 ordinary shares in the aggregate to holders of Series A Preferred Shares who subscribed to our rights offering, all in accordance with the terms of our Series A Preferred Shares.

On March 15, 2007, we paid semiannual dividend due on our outstanding Series A Preferred Shares. We paid the dividend in our ordinary shares, issuing 26.74 ordinary shares per Series A Preferred Share and 8,021,906 ordinary shares in the aggregate to members of the investor group and Everwarm Limited, and issuing 26.74 ordinary shares per Series A Preferred Share and 262,025 ordinary shares in the aggregate to holders of Series A Preferred Shares who subscribed to our rights offering, all in accordance with the terms of our Series A Preferred Shares.

On September 15, 2007, we paid semiannual dividend due on our outstanding Series A Preferred Shares. We paid the dividend in our ordinary shares, issuing 84.84 ordinary shares per Series A Preferred Share and 25,452,045 ordinary shares in the aggregate to members of the investor group and Everwarm Limited, and issuing 84.84 ordinary shares per Series A Preferred Share and 825,876 ordinary shares in the aggregate to holders of Series A Preferred Shares who subscribed to our rights offering, all in accordance with the terms of our Series A Preferred Shares.

On May 1, 2006, we entered into a financing agreement with a customer to provide us $6.0 million of financing in the form of advance payments for assembly and test services, subject to certain conditions. The advance was made to us on June 9, 2006. The primary purpose of this financing is to purchase new equipment to support the customer’s production capacity demands. This financing bears no interest and is to be repaid beginning in January 2007 by off-setting amounts against our receivables from our future sales to the customer up to a fixed maximum monthly amount, with any difference between this maximum amount and receivables from our sales to the customer in a given month being paid by us in cash. As of April 30, 2007, the outstanding balance on this customer financing was $4.0 million. The agreement contains various affirmative and negative covenants, including notice requirements for specified actions or events, restrictions on acquisitions and dispositions of property, business or assets, and transactions with affiliates. Events of default under the agreement include failure by ASAT to pay or perform its obligations under the agreement, cross defaults with specified indebtedness and bankruptcy events. Upon the occurrence of an event of default, the customer may require us to repay the remaining balance of the advance payment.

In September 2006, ASAT China obtained a revolving credit facility of $3.8 million from a Chinese bank. The interest rate payable on the revolving credit facility is 6.12% per annum, with interest to be paid on a monthly basis. The revolving credit facility is secured by the pledge of certain equipment of ASAT China purchased with the proceeds of such facility and may be extended after one year. On October 8, 2006, the Company drew down $2.5 million, and on April 30, 2007, the Company drew down the remaining balance of this revolving credit facility. In September 2007, ASAT China rolled over the original $2.5 million for another year at the interest rate of 7.29%. All of which remains outstanding as of the date of this Annual Report.

We have occasionally been in default or otherwise been out of compliance with the covenants and conditions in the agreements governing our debt. Such defaults have been cured or otherwise remedied by obtaining amendments or waivers from our creditors.

On August 1, 2007, we did not pay the regularly scheduled interest payment of approximately $7.0 million on our 9.25% senior notes due 2011. We have subsequently paid such interest payment, including accumulated penalty interest, on August 28, 2007, which was within the 30 days grace period permitted under the indenture governing such notes due 2011 (the “Senior Notes”).

On August 27, 2007, we received consent from the 98% of the holders of the Senior Notes to the amendment of certain provisions of the indenture (“Indenture”), dated as of January 26, 2004, pursuant to which the Senior Notes were issued and the waiver of certain defaults and events of default that may have occurred or may occur. The amendments included: (i) elimination of restrictions on the value of the assets that may be held by ASAT China; (ii) expand the ability of our company and our subsidiaries to secure financing from additional sources; and (iii) extend the deadline for us to fulfill our reporting obligations under the Indenture.

In September 2007, ASAT China obtained a revolving credit facility of RMB150 million (approximately US$20 million) with a term of one year. This facility is secured by certain trade receivables of ASAT China. This facility has not been drawn down as of the date of this Annual Report.

We believe that our existing cash and cash equivalents and anticipated cash flow from operations based on current market conditions and funds from various financing arrangements described above will be sufficient to meet our anticipated cash needs in the ordinary course of business for at least the next twelve months.

Debt. As of April 30, 2007, our total outstanding debt was approximately $164.7 million, consisting of $150.0 million of 9.25% senior notes due 2011, $2.6 million of capital lease obligations, $8.3 million under our purchase money loan facility (the principal amount of the loan which we must repay is $10 million) and $3.8 million under our revolving credit facility with a Chinese bank. The Indenture, dated as of January 26, 2004, by and among New ASAT (Finance) Limited, ASAT Holdings Limited and its subsidiaries referred to therein as Guarantors, and The Bank of New York, as trustee (the “Indenture”), governing the 9.25% senior notes requires the Company to comply with certain covenants, which in addition to limiting our ability to incur debt, limit our ability to:

•	Pay dividends, redeem capital stock and make certain other restricted payments or investments, including loans, guarantees and advance;

•	Incur additional indebtedness, including guarantees, or issue certain equity interests;

•	Merge, consolidate or sell all or substantially all of our assets;

•	Issue or sell capital stock of some of our subsidiaries;

•	Sell or exchange assets or enter into new businesses;

•	Create or permit restrictions on the ability of our restricted subsidiaries to pay dividends or make other distributions to us;

•	Create liens on assets; and

•	Enter into particular types of transactions with affiliates or related persons.

Our purchase money loan facility contains these restrictions plus additional restrictions on our ability to incur debt.

Contractual Obligations. The following table summarizes our existing contractual obligations for future debt repayments, lease obligations and capital expenditures as of April 30, 2007:

	Payment due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands)
Long-term debt (1)	205,500	13,875	27,750	163,875	—
Purchase money loan (2)	13,190	—	13,190	—	—
Operating leases (3)	29,937	4,774	7,897	4,666	12,600
Capital lease obligations (4)	2,622	1,859	760	3	—
Capital expenditures (5)	1,190	1,190	—	—	—

Total	252,439	21,698	49,597	168,544	12,600

(1)	Long-term debt

Principal and interest for the 9.25% senior notes that would accrue are included.

(2)	Purchase money loan

Interest for the purchase money loan that would accrue is included based on an interest rate of 15% per annum. Interest on overdue interest that would accrue is included based on an interest rate of 20% per annum.

(3)	Operating leases

We lease certain land, buildings, equipment and machinery and motor vehicles under operating lease agreements expiring at various times through July 2020. We had a lease of a Hong Kong manufacturing facility that expired in February 2007. We also negotiated an early termination of the lease of a different Hong Kong office and manufacturing facility, with the expiration date changed from March 2007 to August 2006. We have subsequently renewed our annual lease for reduced Hong Kong office space, with the current expiration date being August 31, 2009. We entered into a lease of a factory facility (the “Phase I facility”) in Dongguan, China in August 2002, under which the lessor was responsible for the design and construction of the interior finish and fixtures of the factory buildings. We are obligated to pay a monthly rental payment and management service fee for a period of 15 years from September 2003.

On May 7, 2004, we entered into a lease agreement of another factory facility (the “Phase II facility”) in Dongguan, China, under which the lessor was responsible for the design and construction of the factory building. We are obligated to pay a monthly lease payment for a term of 15 years starting from August 1, 2005. Under the terms of the Phase II facility lease, we are obligated to pay a monthly payment of $179 thousand for the first six years of the lease term and $90 thousand per month starting from the seventh year of the lease term.

Future minimum lease payments under operating leases as of April 30, 2007 are as follows:

$’000
Fiscal year ending April 30:	4,774
2008 (the remainder of fiscal year)	4,572
2009	3,325
2010	2,692
2011	1,974
2012	12,600

Thereafter	29,937

(4)	Capital lease obligation

Equipment

During the fiscal year ended April 30, 2005, we sold certain equipment for $6.5 million. The equipment was leased back from the purchaser (the “purchaser-lessor”) under leases pursuant to which we are required to pay to the purchaser-lessor on a quarterly basis the greater of (i) a lease payment based on the reported usage of the equipment or (ii) a minimum commitment. The initial terms of the leases expire upon the earlier of the date that the committed usage has been achieved under the leases or 14 quarters after the lease commencement date. In connection with the sale-leaseback, we recognized a gain of approximately $115 thousand on disposal of fixed assets, which is being deferred and amortized in the consolidated statement of operations against depreciation expenses over the term of the leases.

Future minimum lease payments under capital lease obligations as of April 30, 2007 are as follows:

	Equipment $’000	Motor vehicle $’000	Total $’000
Fiscal year ending April 30:
2008	1,844	15	1,859
2009	730	15	745
2010	—	15	15
2011	—	3	3
Total minimum lease payments	2,574	48	2,622
Less: amounts representing interest	35	7	42
Present value of minimum payments	2,539	41	2,580
Current portion	1,809	13	1,822

Non-current portion	730	28	758

At the inception of the lease, we paid to the purchaser-lessor a deposit and prepaid rent amount of $1.6 million. As of April 30, 2007 and 2006, the amount of this deposit classified as other non-current assets in consolidated balance sheets was $0.7 million and $1.6 million, respectively.

At the end of each of the initial lease terms, we have an option to (i) return all equipment to the purchaser-lessor; (ii) purchase all the equipment at prices based on the then fair market values of the equipment; or (iii) extend the lease terms by two additional quarters and purchase the equipment at the price of $1,000 for each piece of equipment. Pursuant to these sale-leaseback arrangements, the purchaser-lessor entered into a separate term loan facility agreement for up to $5.0 million with a bank in Hong Kong (the “Lender”). Upon demand by the Lender, we and one of our subsidiaries fully and unconditionally guaranteed the obligations of the purchaser-lessor under the $5.0 million term loan facility. We believe that this guarantee (the “Guarantee”) has the characteristics set forth in Financial Accounting Standards Board (“FASB”) Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”, which requires initial recognition of the guarantee at fair value upon its inception. Nonetheless, the fair value of the Guarantee is considered to be insignificant given the risk of loss on such Guarantee at the date of its inception and, therefore, no amount was recognized in the consolidated financial statements on the inception date.

On March 31, 2006, we deposited $3.3 million in cash with the Lender as collateral for the Guarantee obligations. In consideration thereof, the Lender released us and one of our subsidiaries from the Guarantee. The Lender will return the deposit to us upon repayment of the term loan facility by the purchaser-lessor. The deposit was classified as restricted cash in the consolidated balance sheets as of April 30, 2007 and April 30, 2006. On February 12, 2007, an agreement has been reached between us and the Lender to return $1.5 million of the $3.3 million deposit. On August 7, 2007, the Lender agreed to further return $0.9 million. As such $0.9 million of the restricted cash has been classified from non-current asset to current asset.

Motor vehicle

We are currently leasing a motor vehicle. This lease is classified as a finance lease and, as of April 30, 2007, has a remaining lease term of 3.3 years.

(5)	As of April 30, 2007 and April 30, 2006, we had contracted for capital expenditures on property, plant and equipment of $1.2 million and $2.9 million, respectively.

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

We have dedicated teams of engineers in Dongguan, China, Hong Kong and the United States to provide package design services as well as thermal and electrical performance computer simulation and measurement services. In fiscal year 2006, we transferred all remaining engineers from our Hong Kong facility to Dongguan, China. We plan to expand our design and engineering services to more fully participate in the early stages of our customers’ design process. We strive to understand our customers’ new semiconductor design and packaging needs to design advanced packaging solutions for each new product generation. Our relationships with our customers enables us to proactively anticipate our customers’ needs and to move quickly bring the resulting package technologies to market. We seek to differentiate our package design services by working more closely with customers to “co-develop” packages in parallel with the development of the integrated circuit itself. Given the growing co-dependencies between integrated circuit design on the one hand and package design on the other that are required to meet the demands of high-performance, fast signal, thermally demanding and reliable circuits, we believe that we will be able to remain competitive in the marketplace for advanced packaging designs by offering customers the required engineering talent and design expertise at the outset of the development effort.

In addition to our internal and co-development work with our customers, we also work closely with our equipment and material suppliers in developing advanced processing capabilities and materials for use in our assembly processes. During our last three fiscal years, our research and development expenditures ranged between $2.2 million and $4.5 million or approximately 1.3% to 2.3% of net sales. In fiscal years 2006 and 2007, our research and development expenditures were $4.1 million or approximately 2.2% of net sales $2.2 million or approximately 1.3% of net sales, respectively. However, the decrease in our research and development expenditures in the last five fiscal years, particularly between fiscal years ended April 30, 2006 and 2007, may adversely affect us. See “Item 3—Key Information—Risk Factors—Our ability to rapidly develop and successfully bring to market advanced technologies and services is important to maintaining our competitive position and profitability.”

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

TREND INFORMATION

Please see “—Operating Results” and “Item 4—Information on the Company—Business Overview” for trend information.

OFF-BALANCE SHEET ARRANGEMENTS

Our off-balance sheet arrangements consist of the agreements relating to our Phase I and Phase II facilities in Dongguan, China. We entered into a lease for our Phase I facility in Dongguan, China in August 2002 under which the lessor was responsible for the design and construction of the factory facility. We are obligated to pay a monthly rental payment and management service fee for a period of 15 years from September 2003. These monthly rental payments of HK$1.4 million (approximately $179 thousand at an assumed exchange rate of HK$7.80 per $1.00) for the first six years of the rental term, HK$350,000 (approximately $45 thousand at an assumed exchange rate of HK$7.80 per $1.00) for the seventh to eleventh years and HK$385,000 (approximately $49 thousand at an assumed exchange rate of HK$7.80 per $1.00) for the twelfth to fifteenth years. Under the terms of the lease, we have an option and a right of first refusal to purchase the Phase I facility and the land-use right of the land on which the facility is located at prices fixed in a predetermined schedule or, subsequent to October 2009, at prices based on the then fair market value of the factory facility and the related land use right. The highest price for the Phase I facility and the related land-use right listed on the predetermined schedule to the lease agreement is HK$108.4 million (approximately $13.9 million at an assumed exchange rate of HK$7.80 per $1.00), which is the amount we would be obligated to pay if we were to exercise our option and right of first refusal under the lease in October 2004.

We also entered into a lease for our Phase II facility in Dongguan, China in May 2004 under which the lessor was responsible for the design and construction of the facility. We are obligated to pay a monthly lease payment for a term of 15 years starting from August 2005. Under the terms of this Phase II lease, we are obligated to pay monthly payments of HK$1.4 million (approximately $179 thousand at an assumed exchange rate of HK$7.8 per $1.00) for the first six years of rental term and HK$700 thousand (approximately $90 thousand at an assumed exchange rate of HK$7.80 per $1.00) per month for the seventh to fifteenth years of the rental term. From October 31, 2008 and onward during the term of the lease, we have an option and a right of first refusal to purchase the Phase II facility and the land-use right of the land on which the facility is located at prices fixed in a predetermined schedule during the period from October 2008 to July 2011 and thereafter at prices based on the then fair market value of the facility and the related land-use right. The highest price for the Phase II facility and the related land-use right listed on the predetermined schedule to the lease agreement is HK$60.0 million (approximately $7.7 million at an assumed exchange rate of HK$7.80 per $1.00), which is the amount that we would be obligated to pay if we were exercise our option and right of first refusal under the Phase II lease in October 2008.

These arrangements enabled us to lease the Phase I and Phase II facilities from a third party rather than finance the construction of the facilities ourselves. If we had financed the construction of the Phase I and Phase II facilities, we would have been required to recognize a liability for obligations that we would undertake in connection with the financing.

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

Directors

Name	Age	Position	Position Held Since
Kei W. Chua	34	Director	June 2005
Peter Hopper	48	Director	September 2006
Kevin Kit Tong Kwan	48	Director	March 2006
Tung Lok Li	55	Director	October 1999
Joseph A. Martin	59	Director	March 2004
Henry C. Montgomery	71	Director and Chairman of the Board and the Audit Committee	Director since June 2004 Chairman since June 2005
Glen G. Possley	67	Director	November 2005
Stephen M. Shaw	46	Director and Chairman of the Compensation Committee and the Nominating and Governance Committee	Director since February 2003 Chairman of the Committees since October 2004
Eugene Suh	40	Director	August 2005

Senior Management

Name	Age	Position	Position Held Since
Tung Lok Li	55	Acting Chief Executive Officer	September 2006
Kei Hong Chua	36	Executive Vice President and Chief Financial Officer	July 2007
Joseph A. Martin	59	Executive Vice President of Sales and Marketing	September 2006
Ernest Tan	53	Senior Vice President of Manufacturing	May 2007
Leo M. Higgins III	56	Senior Vice President, Engineering and Technology	June 2006
Peter Tin	50	Senior Vice President of Quality and Reliability Assurance	June 2007
Kevin T.S. Kong	34	Vice President, General Counsel and Secretary	General Counsel since January 2006 Secretary since March 2006 Vice President since May 2007

There are no family relationships between any director and senior executive, except that Mr. Kei W. Chua, our director, and Mr. Kei Hong Chua, our chief financial officer, are brothers.

Kei W. Chua is a Partner of CCMP Capital Asia Pte. Ltd. (formerly known as J.P. Morgan Partners Asia Pte. Ltd.). From 1999 to 2000, Mr. Chua was Vice President of Cerberus Capital Management, a special situations investment fund. Before joining Cerberus, Mr. Chua worked as an investment banker at Donaldson, Lufkin & Jenrette in both New York and Asia. Mr. Chua received a B.A. degree from Columbia University.

Peter Hopper is a Managing Director of CCMP Capital Asia Pte. Ltd. (formerly known as J.P. Morgan Partners Asia Pte. Ltd.). Recently, Mr. Hopper has focused on supporting venture capital and private equity companies investing in technology companies in Asia. Prior to 2003, Mr. Hopper was with Philips Electronics where he served in many operational, general management and chief executive officer roles with a number of business units, including the chief executive officer of the mobile display business unit based in Hong Kong. Mr. Hopper holds a Business Studies degree from Northumbria University and an M.B.A. from Manchester Business School from the U.K.

Kevin Kit Tong Kwan is currently a member of the Board of Directors of QPL. Prior to joining QPL in 1999, Mr. Kwan spent 20 years providing auditing, accounting and corporate advisory services at PricewaterhouseCoopers and public and private companies in Hong Kong and overseas. In addition, Mr. Kwan held various financial control management positions with the China International Trust and Investment Corporation group of companies. Mr. Kwan is currently a nonexecutive director of Wafer Systems Limited, a Greater China-based provider of technologies for the network infrastructure market. Mr. Kwan is a fellow member of the Chartered Association of Certified Accountants and the Hong Kong Institute of Certified Public Accountants. Mr. Kwan has a bachelor’s degree in commerce from the University of Southern Queensland, Australia.

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

Kei Hong Chua is our Executive Vice President and Chief Financial Officer. He has nearly 15 years of banking, finance and accounting experience. Prior to assuming this position, Mr. Kei Hong Chua was head of

Standard Chartered Bank’s Alternate Investment Group in China, where he was responsible for proprietary investments in special situations across Asia. Previously, he served as a senior manager in Corporate Finance and Business Recovery Services at PricewaterhouseCoopers in Hong Kong and as a senior manager in Arthur Andersen’s Global Corporate Finance—Corporate Restructuring Services in New York. In addition, he served as a founding partner and CFO of Vertical Think, Inc., a management and consulting firm for companies engaged in eBusiness. He is a certified public accountant. Mr. Kei Hong Chua received a B.S. degree in finance and accounting, with magna cum laude honors, from New York University.

Joseph A. Martin is our Executive Vice President of Sales and Marketing. Prior to assuming this position, Mr. Martin was Chief Executive Officer of QPL International Holdings, a position he occupied from February 2004 through September 1, 2006. From 1993 until he joined QPL, Mr. Martin was with ASAT where he served in a number of senior level management positions, including Senior Vice President of Strategic Planning, Chief Operating Officer and as a Director. From 1983 until he joined ASAT, Mr. Martin was with Amkor Electronics where he held various senior level positions, including Vice President of European Sales and Vice President of Marketing for Amkor’s advanced product lines. Prior to that, Mr. Martin held various sales, management and engineering positions with TRW, Thompson CSF, and Texas Instruments. Mr. Martin received his undergraduate degree in chemistry from Lamar University.

Henry C. Montgomery has more than 40 years of finance and management experience and is currently the chairman and chief executive officer of Montgomery Pacific Outsourcing, LLC, an accounting and financial services and sourcing firm, and the chairman of Montgomery Professional Services Corporation, a financial and human resources services firm. Previously, Mr. Montgomery held senior-level management positions at various technology companies including Spectrian Corporation, Indus International, Inc., Pinnacle Micro, Inc., SyQuest Technology, Inc., Trilogy Limited, WordStar International Corporation, Saga Corporation, Memorex Corporation, and Fairchild Camera and Instrument Corporation. He also held positions at McKinsey & Company, ITT Corporation and Arthur Andersen & Co. Mr. Montgomery currently serves on the board of directors of two other publicly traded companies. He serves as chairman of the board and chairman of the audit committee and a member of the compensation committee for Catalyst Semiconductor, Inc. and as a director, chairman of the audit committee and as a member of the compensation committee for Swift Energy Company. Mr. Montgomery holds a bachelor’s degree in economics from Miami University in Oxford, Ohio.

Dr. Glen G. Possley has 38 years of experience in the semiconductor business focused on operations management, product and process development and engineering. From January 1998 to the present, Dr. Possley served as a managing general partner at Glen-Ore Associates, a consulting company focused on the semiconductor business. From January 1998 to January 2000, he was a partner at International Technology Ventures and N-Able Group. Dr. Possley serves as the director and member of the audit committee for Novellus Systems, Inc., and as a director, chairman of the corporate governance and nominating committee and as a member of audit committee and compensation committee for Catalyst Semiconductor Inc. He received a B.S. in Mathematics from Western Illinois University and a Ph.D. in Physical Chemistry from the University of Kentucky.

Stephen M. Shaw is President of SMS Development, Inc. Previously, Mr. Shaw was a senior partner with McKinsey and Company where he spent 16 years principally engaged in corporate strategy and organizational development projects for clients with a large presence in China. Prior to joining McKinsey, Mr. Shaw held several positions of increasing responsibility at Procter and Gamble and Paine Webber Capital. Mr. Shaw holds a Sc.B. degree in electrical engineering and an A.B. in economics from Brown University and an M.B.A. from Harvard Business School.

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

Ernest Tan is our Senior Vice President of Operations. He has over 30 years of operational experience from the electronics industry. Prior to joining ASAT, Mr. Tan held senior level operational roles for Intel, Motorola and Flextronics in Asia, the United States and other regions. In his positions in operational management, he has focused on improving key customer interface to allow greater integration into customers’ capital budgeting cycle and improved service level. Mr. Tan holds diplomas in Electrical Engineering and Management Sciences. He studied his Masters in Business Administration at the Brunel University, UK.

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

Peter Tin is our Senior Vice President of Quality and Reliability Assurance. He has more than 20 years experience in engineering, supplier management, reliability and quality positions in semiconductor, consumer electronics and transportation industries in the United States and Greater China. He most recently was a member of the management team of Philips Consumer Electronics in the Business Groups of Mobile Infotainment and Mobile Phones based in Hong Kong. Mr. Tin previously served as ASAT’s vice president of quality from 2004 to 2005. Mr. Tin has also held various quality and reliability management positions with SanDisk, Western Digital, Bombardier Transportation, and National Semiconductor. Mr. Tin is a Six Sigma blackbelt and is also a certified reliability engineer and certified quality engineer by the American Society for Quality. Mr. Tin holds a M.S. degree in reliability engineering, a B.S. degree in aerospace and a B.S. degree in mechanical engineering from the University of Arizona.

Kevin T.S. Kong is our Vice President, General Counsel and Secretary. He joined ASAT after years of private practice with international law firms in New York and Shanghai. Prior to joining ASAT, Mr. Kong was an associate at the Shanghai office of Sidley Austin Brown & Wood LLP and the New York office of Holland & Knight LLP. He concentrated in mergers and acquisitions, corporate and structured finance. Mr. Kong received a B.A. in economics and political science from Columbia University and a J.D. from the Cornell Law School. Mr. Kong is a member of the New York Bar.

On September 1, 2006 our former Chief Executive Officer and Acting Chief Financial Officer resigned for personal reasons. Our current Acting Chief Executive Officer assumed his position for the interim period during which we are actively searching for a permanent Chief Executive Officer. Our current Acting Chief Executive Officer is a member of our board of directors and is affiliated with one of our principal shareholder groups, QPL. On July 17, 2007, our former Acting Chief Financial Officer resigned, and on July 18, 2007 our permanent Chief Financial Officer assumed his position. Our former Acting Chief Financial Officer is and continues to be a member of our board of directors and is affiliated with one of our principal shareholder groups, the investor group. Our current Chief Financial Officer is the brother of our former Acting Chief Financial Officer. For further information, see “Item 7—Major Shareholders and Related Party Transactions—Related Party Transactions.” We are currently in the process of searching for permanent replacement.

COMPENSATION

For the year ended April 30, 2007, we paid an aggregate compensation to our senior management and directors as a group of approximately $2.5 million. For the year ended April 30, 2006, we paid an aggregate compensation to our senior management and directors as a group of approximately $2.0 million. For the year ended April 30, 2007, the aggregate amount accrued and unpaid by us to provide fees, pension retirement or similar benefits for our directors and executive officers as a group was approximately $0.2 million (2006: nil).

Some of our executive officers have entered into employment agreements or arrangements with us that entitle these executive officers to certain separation benefits in the event that they are terminated either “without cause” or due to a “change in control” as those terms are generally understood. Upon termination without cause, some executive officers may receive severance amounts equaling from 30 days base salary to six months base salary. Additionally, several executive officers are entitled to receive severance payments in line with the amounts specified regarding a termination without cause, if they are “constructively terminated” resulting from a material change in duties and responsibilities, a significant reduction in salary, a change in reporting relationships, etc.

For information on stock options held by directors and officers as a group, see “—Share Ownership.”

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

See “Item 7—Major Shareholders and Related Party Transactions—Shareholders Agreement.” The investor group and QPL also agreed that as their respective shareholding decreases below specified thresholds, they will cause a related number of directors, which they previously appointed to resign and those seats shall be filled by nominee(s) approved by a majority of the continuing directors present at a board meeting and a majority of the independent directors.

Board of Directors’ Committees

Our audit committee consists of three members: Mr. Montgomery, Mr. Possley and Mr. Shaw. Mr. Montgomery serves as chairman and the designated financial expert of the audit committee. The audit committee performs the following duties, among others: to appoint, determine funding for and oversee the activities of the independent auditor; to review the independence and performance of the independent auditors; to pre-approve all audit and permitted non-audit services to be provided by the independent auditors; to review audited annual financial statements and other related financial matters; to review our annual and interim quarterly financial results and the associated financial news releases; to discuss with management and independent auditors the quality and adequacy of our internal financial controls, critical accounting policies and practices, and all material written communications between the independent auditor and management; to receive and review on a confidential basis all complaints received regarding our accounting controls or practices; and to review and approve any related party transactions involving us and any of our officers or directors. The charter of the audit committee is available on our website at http://www.asat.com/investor/governance.php.

Our compensation committee consists of three members: Mr. Shaw, Mr. Montgomery and Mr. Possley. Mr. Shaw serves as chairman of the compensation committee. The compensation committee performs the following duties, among others: to review matters relating to the compensation of directors, senior management and employees; to administer our stock option plan, including the granting of individual incentive stock option awards; to oversee the adoption, implementation and administration of any of our short-term incentive and bonus plans; and to oversee the adoption, revision, implementation and administration of all of our employee benefit plans. The charter of the compensation committee is available on our website at http://www.asat.com/investor/governance.php.

Our nominating and governance committee consists of three members: Mr. Shaw, Mr. Montgomery and Mr. Possley. Mr. Shaw serves as chairman of the nominating and governance committee. The nominating and governance committee performs the following duties, among others: to oversee the nominating process for the independent directors who will serve on the board of directors; to assist in insuring that the board of directors meets its fiduciary obligations to our shareholders; and to insure that the board of directors and ASAT follow appropriate corporate governance standards. The charter of the nominating and governance committee is available on our website at http://www.asat.com/investor/governance.php.

In addition, ad-hoc committees may be formed by the board of directors from time to time to address specific matters.

EMPLOYEES

As of April 30, 2007, we employed 2,389 full-time employees, of whom 41 were employed in research and development, 1,400 in assembly, 104 in test services, 717 in material control, quality control, facility engineering and assurance, 75 in marketing, sales and customer services and 52 in administration. There were 69 employees located in Hong Kong, 2,278 in China, 32 in the U.S., seven in Asia (excluding Hong Kong and China) and three in Europe. We believe our relationship with our employees is generally good. None of our employees belong to a union.

SHARE OWNERSHIP

Stock Option Plan

We adopted the 2000 Stock Option Plan or the “plan,” on July 6, 2000. We have authorized 110,000,000 ordinary shares for issuance under the plan, equivalent to 7,333,333 ADSs. The plan is a non-qualified, discretionary option grant program under which eligible individuals may be granted options to purchase ordinary shares. Under the plan, the board and when so delegated, the Compensation Committee of the board, will determine which individuals will be granted options, the number of ordinary shares subject to the option, the exercise price for the shares, the vesting periods and any other terms that will apply as the board deems appropriate and consistent with the plan. The individuals eligible to participate in our stock option plan includes officers, employees, consultants and non-employee directors of the ASAT group companies. The plan is designed to attract employees and important individuals to the ASAT group companies and to provide recipients with a proprietary interest in the financial success of ASAT. We implemented the Stock Option plan on July 11, 2000, when we granted stock options for 76,655,065 ordinary shares at a per share exercise price equal to $2.40 per ordinary share (equivalent to $36.00 per ADS). Our stock options generally expire 10 years from the grant date.

On January 24, 2003 we announced the Employee Stock Option Exchange Program, a voluntary stock option exchange program for our officers, employees and certain directors. We offered eligible stock option holders with exercise prices above the equivalent current bid price of our ADSs to voluntarily cancel their outstanding options. In exchange, participants were offered new stock options at the fair market value of our ADSs no sooner than six months and one day after the cancellation of the options. The cancellation occurred on February 24, 2003 at the expiration of the offer to participate. Under the terms of the Stock Option Exchange Program, options for 60,822,235 ordinary shares (equivalent to 4,054,815 ADSs) were surrendered for cancellation at a weighted average exercise price of $1.94 per ordinary share (equivalent to $29.1 per ADS) and, on August 29, 2003, options for 32,948,550 ordinary shares at an exercise price of $0.288 per ordinary share (equivalent to options for 2,196,570 ADSs at an exercise price of $4.32 per ADS) were granted to these participants who were still employed by us at that date to replace the surrendered options. All newly granted replacement options have the same vesting schedule as the cancelled options.

As of April 30, 2007, we had outstanding stock options for 27,748,185 ordinary shares, equivalent to 1,849,879 ADSs, with a weighted average exercise price of $0.24 per ordinary share (equivalent to $3.66 per ADS including options granted pursuant to the Stock Option Exchange Program as described in the previous paragraph). Of the total amount of outstanding stock options as of April 30, 2007, we have outstanding stock options granted to our directors and executive officers as a group for 12,819,870 ordinary shares, equivalent to 854,658 ADSs, with a weighted average exercise price of $0.20 per ordinary share (equivalent to $2.99 per ADS).

The following chart sets forth as of April 30, 2007 the total ordinary shares that may be received by option holders upon exercise of currently outstanding options, the weighted average exercise price of those outstanding options and the numbers of ordinary shares that are still available for future issuance under the plan after considering the stock options currently outstanding. All of the options currently outstanding and described below have been or can be issued pursuant to our 2000 Stock Option Plan. The plan has been approved by our stockholders.

Plan Category	Number of shares to be issued upon exercise of outstanding options	Weighted average exercise prices of outstanding options per ordinary share	Weighted- average exercise price of outstanding options per ADS	Number of shares remaining available for future issuance under equity compensation plan
Equity compensation plans approved by stockholders 2000 Stock Option Plan	27,748,185	$0.24	$3.66	69,598,820
Equity compensation plan not approved by stockholders	None	—	—	None
Total	27,748,185	$0.24	$3.66	69,598,820

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

The following table contains information concerning the ownership of our ordinary shares and our Series A Preferred Shares by each person who we know beneficially owns 5% or more of our ordinary shares or our Series A Preferred Shares as of April 30, 2007. The share ownership information of our ordinary shares in the following table is based on information contained in statements on Schedule 13D or Schedule 13G filed by the shareholders with the SEC or information furnished to us by the shareholders. The percentage ownership of our ordinary shares in the table below is based on 704,348,844 ordinary shares outstanding as of April 30, 2007. The share ownership information of our Series A Preferred Shares in the following table is based on information contained in our register of members. The percentage ownership of our Series A Preferred Shares in the table below is based on 300,000 Series A Preferred Shares outstanding as of April 30, 2007.

Shareholder	Number of Ordinary Shares Owned	Percentage of Ordinary Shares Beneficially Owned	Number of Series A Preferred Shares Owned (6)	Percentage of Series A Preferred Shares Beneficially Owned
JPMP Master Fund Manager, L.P. related funds:
Asia Opportunity Fund, L.P. (1)	130,311,457	18.5%	71,369	23.8%
Chase Asia Investment Partners II (Y), LLC (1)	52,187,871	7.4%	28,583	9.5%
CAIP Co-Investment Fund Parallel Fund (I) C.V. (1)	12,651,186	1.8%	6,929	2.3%
CAIP Co-Investment Fund Parallel Fund (II) C.V. (1)	8,434,099	1.2%	4,619	1.6%

	203,584,613	28.9%	111,500	37.2%
Olympus Capital Holdings Asia related funds (2)(3)	74,141,536	10.5%	38,500	12.8%
QPL International Holdings Limited (4)(5)	299,193,649	42.5%	150,000	50.0%

(1)	The amount of shares reported consists of ordinary shares owned by Asia Opportunity Fund, L.P. (“Asia Fund”), Chase Asia Investment Partners II (Y), LLC (“CAIP”), CAIP Co-Investment Fund Parallel Fund (I) C.V. (“CAIP Parallel I”) and CAIP Co-Investment Fund Parallel Fund (II) C.V. (“CAIP Parallel II” and collectively with Asia Fund, CAIP and CAIP Parallel I, the “J.P. Morgan Entities”). The sole member of CAIP is J.P. Morgan Asia Investment Partners, L.P. (“JPM Investment”), whose general partner is J.P. Morgan Asia Equity Partners, L.P. (“JPM Equity”). The general partner of each of the Asia Entities is Asia Opportunity Company (“Asia Opportunity”), a wholly owned subsidiary of JPM Equity. The general partners of JPM Equity are JPMP Asia Equity Company, a Cayman Islands exempted company and wholly owned subsidiary of JPMP Master Fund Manager, L.P., whose general partner is JPMP Capital Corp., a wholly owned subsidiary of JPMorgan Chase & Co., a publicly traded company, and Liu Asia Equity Company, a Cayman Islands exempted company.

(2)	See “—Olympus Capital Holdings Asia” below.

(3)	Daniel R. Mintz, Director, Funding Managing Director and President of Olympus Capital Holdings Asia (“Olympus Capital”), Lawrence S. Miao, Director, Founding Managing Director and Vice President of Olympus Capital, Frederick J. Long, Director, Founding Managing Director and Vice President of Olympus Capital, and Jeffrey E. Glat, Managing Director, Chief Financial Officer, Secretary and Treasurer of Olympus Capital, are the control persons and executive officers of Olympus Capital, the entity which has the power to vote, or direct the vote, and the sole power to dispose of, or direct the disposition of, all of the Ordinary Share held of record by Olympus-ASAT II, L.L.C.

(4)	The ordinary shares are held by The Industrial Investment Company Limited, QPL (US) Inc. (formerly Worltek International Limited) and Everwarm Limited, wholly owned subsidiaries of QPL, and the Series A Preferred Shares are held by Everwarm Limited.

(5)	In his most recently filed statement on Schedule 13D, Mr. Tung Lok Li, one of our directors, stated that he may be deemed to have voting or investment power over these securities. See “—Directors and Executive Officers.”

(6)	Each Series A Preferred Share is currently convertible into 769.231 ordinary shares.

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

Directors and Executive Officers

Other than Mr. Tung Lok Li, none of our directors or executive officers individually beneficially owns more than 1% of our outstanding ordinary shares. Mr. Tung Lok Li, one of our directors and our Acting Chief Executive Officer, beneficially owns approximately 38.1% of QPL, which in turn indirectly owns approximately 299,193,649 ordinary shares or approximately 42.5% of ASAT Holdings’ ordinary shares. In his most recently filed amendment to his statement on Schedule 13D, Mr. Li stated that he may be deemed to be the beneficial owner of the 299,193,649 ordinary shares industry held by QPL pursuant to Rule 13d-3 of the Exchange Act. In addition, Mr. Li beneficially owns 1,448,010 ordinary shares, which is equivalent to 96,534 ADSs, and owns stock options for 2,500,000 ordinary shares, which is equivalent to 166,666 ADSs, at an exercise price of $4.32 per share with an expiration date on August 29, 2013.

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

On March 15, 2006, we paid the semiannual dividend due on our outstanding Series A Preferred Shares. We paid the dividend in our ordinary shares, issuing 11.15 of our ordinary shares per Series A Preferred Share and 3,345,054 ordinary shares in the aggregate to members of the investor group and Everwarm Limited, a wholly-owned subsidiary of QPL. On September 15, 2006, we paid the next semiannual dividend due on our outstanding Series A Preferred Shares. We paid the dividend in our ordinary shares, issuing 36.73 ordinary shares per Series

A Preferred Share and 11,020,338 ordinary shares in the aggregate to members of the investor group and Everwarm Limited, and issuing 9.97 ordinary shares per Series A Preferred Share and 97,706 ordinary shares in the aggregate to holders of Series A Preferred Shares who subscribed to our rights offering, all in accordance with the terms of our Series A Preferred Shares. On March 15, 2007, we paid semiannual dividend due on our outstanding Series A Preferred Shares. We paid the dividend in our ordinary shares, issuing 26.74 ordinary shares per Series A Preferred Share and 8,021,906 ordinary shares in the aggregate to members of the investor group and Everwarm Limited, and issuing 26.74 ordinary shares per Series A Preferred Share and 262,025 ordinary shares in the aggregate to holders of Series A Preferred Shares who subscribed to our rights offering, all in accordance with the terms of our Series A Preferred Shares. On September 15, 2007, we paid semiannual dividend due on our outstanding Series A Preferred Shares. We paid the dividend in our ordinary shares, issuing 84.84 ordinary shares per Series A Preferred Share and 25,452,045 ordinary shares in the aggregate to members of the investor group and Everwarm Limited, and issuing 84.84 ordinary shares per Series A Preferred Share and 825,876 ordinary shares in the aggregate to holders of Series A Preferred Shares who subscribed to our rights offering, all in accordance with the terms of our Series A Preferred Shares. Future dividend payments on the Series A Preferred Shares in such shares or our ordinary shares will be dilutive to holders of ordinary shares or ADSs. In addition, if such shareholders sell substantial amounts of their ADSs in the public market during a short period of time, prices of these securities may decline significantly. See “Item 3—Key Information—Risk Factors—We issued Series A Preferred Shares and warrants in connection with the preferred shares financing arrangement, warrants in connection with the purchase money loan facility with our two principal shareholder groups, warrants in connection with amending the purchase money loan facility and warrants in connection with the recently approved amendments to the indenture governing our 9.25% senior notes due 2011, which can have a significant dilutive effect upon our shareholders.”

RELATED PARTY TRANSACTIONS

In March 2001, we entered into a supply agreement with QPLL and Talent Focus, both wholly-owned subsidiaries of QPL, one of our principal shareholders, pursuant to which QPLL and Talent Focus, as our preferred suppliers, agreed to supply leadframes based on our orders from time to time during the term of the contract (the “Original Supply Agreement”). QPL is our largest affiliated shareholder group. In addition, Mr. Tung Lok Li, our acting chief executive officer, is chairman of the board of QPL and beneficially owns approximately 38.1% of QPL. The Original Supply Agreement expired on April 30, 2004. The prices for the leadframes provided to us under this Original Supply Agreement were fair market value plus a premium of not less than 5% of fair market value. We believe that the premiums paid to QPL for leadframe materials under the Original Supply Agreement were fair and reasonable for a number of reasons, including: (i) we have been consistently granted priority for needed capacity for our orders even though QPL has been operating in an environment during which it must allocate products among its other customers, (ii) QPL engineers have consistently given us first priority to address quality or production related issues with us, (iii) QPL engineers have consistently worked closely with our engineers and production managers to expeditiously design and manufacture leadframes to our customer specifications, (iv) the close proximity of the QPL manufacturing facilities to our assembly operations, first in Tsuen Wan, Hong Kong and more recently in Dongguan, China, have resulted in the expeditious delivery of leadframes to us, and (v) QPL has been willing to hold inventory for us and/or our customers under our “just-in-time” inventory management system. Fair market value under this expired contract was determined by reference to the quotations obtained from two or more reputable vendors in the integrated circuit industry selected by us and approved by QPLL and Talent Focus.

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

On October 27, 2005, we entered into an Amended and Restated Supply Agreement with QPLL and Talent Focus (the “Amended Supply Agreement”) amending and restating our June 23, 2005 agreement governing the supply and delivery of leadframes, heat sinks and other related products to us based on our orders during the term of the Amended Supply Agreement and the treatment of the inventory supply arrangements under the Amended Supply Agreement. In connection with the financing agreements of two of our principal shareholder groups, we, QPLL and Talent Focus entered into this Amended and Restated Supply Agreement to provide that the payment terms shall be no more than (a) 30 days for invoices issued prior to November 16, 2005 and (b) for invoices issued after November 15, 2005 but prior to October 27, 2006, the longer of (i) 60 days or (ii) the average of such actual payable days achieved, consistent with past practice between us and our subsidiaries on the one hand and our material vendors on the other hand (as they are defined in the Amended Supply Agreement), but in no event longer than 90 days; provided that all invoices issued on or before October 14, 2005 were deemed immediately due and payable as of the date of the Amended Supply Agreement. The Amended Supply Agreement is effective until October 27, 2006, and thereafter shall automatically be renewed for additional 12 month terms, unless the Amended Supply Agreement is terminated by us upon written notice not less than six calendar months prior to the expiration date or otherwise in accordance with the provisions of the Amended Supply Agreement. We have not terminated the Amended Supply Agreement, and it continues to be effective.

We purchase a significant amount of our leadframe requirements from QPL, as well as, to a significantly lesser extent, other raw materials, tooling and spare parts. We purchased leadframe requirements, other raw materials, tooling and spare parts from QPL amounting to $25.0 million, $22.9 million and $9.7 million for the years ended April 30, 2005, 2006 and 2007, respectively. All purchases from QPL are made in accordance with the Amended Supply Agreement. We also used to lease office and assembly space from QPL under a three-year term lease agreement which expired on March 31, 2007 and obtained certain services from QPL in Hong Kong, including chemical waste treatment and disposal services and repair and maintenance services. However, on April 30, 2005, QPL sold this facility and transferred the lease without any changes to its terms to a third party unrelated to QPL or the Company. We paid rental expenses to QPL of $2.6 million, nil and nil for the years ended April 30, 2005, 2006 and 2007 and paid administrative management and service fees of $47 thousand, nil and nil for the years ended April 30, 2005, 2006 and 2007, respectively. The expenses incurred by us in connection with these purchases, leased facilities and services from QPL totaled in the aggregate of approximately $28.1 million, $22.9 million and $9.7 million for the fiscal years ended April 30, 2005, 2006 and 2007, respectively.

In addition, we provide management information services and building facility services to QPL under a cost sharing agreement. We received services income from the provision of such services of $106 thousand, $19 thousand and nil for the fiscal years ended April 30, 2005, 2006 and 2007, respectively.

The amount due to QPL, which represented the net payable to QPL as a result of all of the above, was unsecured and interest free.

On July 31, 2005, we entered into agreements for a private financing of $30 million with JPMP Master Fund Manager, L.P. (“JPMP”) related funds and QPL, two of our principal shareholder groups, and affiliates of these two entities, in the form of a $15 million preferred share financing and a $15 million purchase money loan facility.

The preferred share financing provided for the issuance and sale of 300,000 Series A Preferred Shares for a total price of $15 million and the issuance of five-year warrants for a total of 20 million ordinary shares exercisable at a price of $0.01 per ordinary share (equivalent to $0.15 per ADS), of which five-year warrants for a total of 5 million ordinary shares were issued as an arrangement fee. The securities purchase agreement for the Series A Preferred Share financing was amended and restated on October 27, 2005 to, among other things, add Olympus-ASAT II, L.L.C. (“Olympus”), as a party. The Series A Preferred Share financing closed on October 27, 2005.

The second $15.0 million of this financing is a purchase money loan facility from Asia Opportunity Fund, L.P., an affiliate of JPMP, and related funds. The facility may be drawn upon in two tranches. The first tranche of $10.0 million may be drawn upon if our consolidated cash position falls below $10.0 million. A second tranche of an additional $5.0 million may be drawn upon if our consolidated cash position again falls below $10.0 million. The second tranche of an additional $5.0 million expired on July 31, 2007 and was not drawn down. Therefore, the remaining second tranche of $5 million is no longer available to us. The maturity date of the loans made in a tranche was originally two years from the date such tranche is advanced. The interest rate payable on the loans is 15% per annum, with interest to be paid on a quarterly basis. We issued the administrative agent, on the date of the issuance and sale of Series A Preferred Shares described above, warrants to purchase an aggregate of 5,000,000 ordinary shares, which is the equivalent of 333,333 ADSs, exercisable at a price of $0.01 per ordinary share (equivalent to $0.15 per ADS).

On January 25, 2006, we borrowed the first $10.0 million tranche of funding under the purchase money loan facility. In return for drawing upon the first tranche, we issued the lenders warrants to purchase an aggregate of 15,668,170 ordinary shares, which is the equivalent of 1,044,544 ADSs, exercisable at a price of $0.01 per ordinary share (equivalent to $0.15 per ADS), as well as paid a commitment fee of $850,000 on a pro rata basis to the lenders that funded the first tranche. In each case, the warrants are exercisable for five years from the date of issuance.

On August 23, 2007, the purchase money loan facility was amended to extend the maturity due date of the $10.0 million principal amount until April 30, 2009 and to extend the payment due date for interest payments (and interest on such interest) for March 31, 2006, June 30, 2006, September 30, 2006, December 31, 2006, March 31, 2007, June 30, 2007 and September 30, 2007 to become due on October 31, 2007. In return for amending the purchase money loan facility, we agreed to issue to the lenders under the purchase money loan facility warrants exercisable, in the aggregate, for a total of approximately 4.9% of ASAT Holding’s total outstanding ordinary shares on a fully diluted basis (inclusive of ordinary shares issuable upon exercise of warrants to the holders themselves and which ASAT Holdings will grant to the eligible holders of our 9.25% senior notes due 2011). The warrants will have an exercise price of $0.01 per ordinary share and will expire on February 1, 2011, subject to adjustment as provided in the warrants and the other terms and conditions contained therein.

The purchase money loan facility is unsecured and contains various affirmative and negative covenants binding on us and our subsidiaries, including limitations on our and our subsidiaries’ ability to incur indebtedness, grant liens on assets, pay dividends and enter into transactions with affiliates. In addition, we will be required to repay the loans with the net proceeds of certain issuances of equity and debt and certain asset sales.

We have agreed to file a registration statement covering the resale of the shares issuable upon exercise of the Series A Preferred Shares and warrants described above. We have obtained an extension of the date by which we are required to have this registration statement effective until October 31, 2007.

As required by the securities purchase agreement, in July 2006, we completed a rights offering of the Series A Preferred Shares and warrants for the benefit of existing shareholders, excluding the purchasers of the Series A Preferred Shares and certain other shareholders that waived participation in the rights offering. In the rights offering, we distributed one subscription right for every 1,850 of our ordinary shares, or for every 123 of our ADSs, owned. Each subscription right entitled the recipient to purchase for $50.00 a unit consisting of one Series A Preferred Share and a warrant to purchase 50 ordinary shares. We sold 9,799 units in this offering and received gross proceeds of $489,950 in the rights offering.

On September 1, 2006, our board of directors appointed Tung Lok Li as Acting Chief Executive Officer. Mr. Li is Chairman of QPL, one of our principal shareholder groups, and a member of our board of directors. Mr. Li will assume his position for the interim period while we continue our search for a permanent Chief Executive Officer. While Mr. Li will continue to serve as a member of our board of directors, his employment contract with us expressly prohibit him from entering into any related party transactions with QPL. On September 1, 2006, our board of directors appointed Joseph Martin as Executive Vice President of Sales and Marketing. Mr. Martin was Chief Executive Officer of QPL, one of our principal shareholder groups, and is a member of our board of directors. Mr. Martin resigned from his position with QPL effective September 1, 2006 to avoid any conflicts of interest with his current position at ASAT. On July 18, 2007, our board of directors appointed Kei Hong Chua as Chief Financial Officer. Mr. Kei Hong Chua succeeds his brother, Mr. Kei W. Chua, our former Acting Chief Financial Officer and a current member of our board of directors, who is affiliated with one of our principal shareholder groups, the investor group.

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

•

Marketplace Rule 4350(c)(1), which requires a majority of the board of directors to be comprised of independent directors. Currently only three of the Company’s nine directors are independent within the meaning of Marketplace Rule 4350(c)(1). Pursuant to the shareholders agreement among the investor group, QPL and certain other investors, those parties have agreed to vote their shares so that three of our directors are selected by QPL, three of our directors are selected by Asia Opportunity Fund, L.P., and three independent directors are individuals selected by Asia Opportunity Fund, L.P. and nominated by QPL for recommendation to board of directors for approval and appointment by the board of directors, subject to decrease as their respective shareholding decreases. See “Item 7—Major Shareholders and Related Party Transactions—Shareholders Agreement” and “Item 6—Directors, Senior Management and Employees—Board Practices.”

•

Marketplace Rule 4350(c)(4)(A), which requires director nominees to be either selected, or recommended for the board of director’s selection, by a majority of the independent directors or a nominations committee comprised solely of independent directors. This requirement conflicts with the requirements of the shareholders agreement as described further above. See “Item 7—Major Shareholders and Related Party Transactions—Shareholders Agreement” and “Item 6—Directors, Senior Management and Employees—Board Practices.”

•

Marketplace Rule 4350(d)(3), which requires the audit committee to have the specific responsibility and authority to select the Company’s auditors. The parties to the shareholders agreement have agreed to vote their shares so that the board of directors shall appoint as our auditors an internationally recognized accounting firm selected by Asia Opportunity Fund, L.P. and approved by QPL. See “Item 7—Major Shareholders and Related Party Transactions—Shareholders Agreement.”

ITEM 8.	FINANCIAL INFORMATION

See Item 18 “Financial Statements.”

ITEM 9.	THE OFFER AND LISTING

Market Price Information—American Depositary Shares (ADSs)

Our ordinary shares trade in the form of ADSs evidenced by American Depositary Receipts, or ADRs. Our ADSs are quoted on the Nasdaq Capital Market under the symbol “ASTT.” Information relating to our ADSs has been restated to give effect to the ADS ratio change from one ADS for every five ordinary shares to one ADS for every 15 ordinary shares effective December 22, 2006. The Bank of New York acts as the depositary of our ADSs. The table below presents the high and low closing prices for our ADSs traded on the Nasdaq Global Market or the Nasdaq Capital Market, as applicable, for the periods presented.

	Price per ADS on Nasdaq Global Market or Nasdaq Capital Market
	High ($)	Low ($)
2003	$5.91	$1.05
2004	13.80	1.26
2005	7.38	2.64
2006	3.84	1.65
2007	3.21	0.60

	Price per ADS on Nasdaq Global Market or Nasdaq Capital Market
	High ($)	Low ($)
Quarterly Highs and Lows
Fiscal Year Ended April 30, 2006
First Quarter	$3.24	$2.34
Second Quarter	2.61	1.65
Third Quarter	3.84	1.77
Fourth Quarter	3.72	2.64

Fiscal Year Ended April 30, 2007
First Quarter	$3.21	$1.50
Second Quarter	1.62	0.60
Third Quarter	2.37	1.32
Fourth Quarter	2.02	0.92

Fiscal Year Ended April 30, 2008
First Quarter	$1.42	$0.77
Second Quarter (through October 12, 2007)	1.10	0.39

Monthly Highs and Lows (most recent six months)
April	$1.32	$0.92
May	1.42	1.17
June	1.22	0.85
July	0.94	0.77
August	0.79	0.39
September	0.81	0.40
October (through October 12, 2007)	1.10	0.75

Following the offering of our ADSs in July 2000, our ADSs were quoted on the Nasdaq Global Market (formerly the Nasdaq National Market) until June 2003. On June 26, 2003, as we did not meet the listing requirements for the Nasdaq Global Market, Nasdaq approved our application to transfer to the Nasdaq Capital Market (formerly the Nasdaq SmallCap Market), where our ADSs were quoted from July 1, 2003 to April 12, 2004. On April 12, 2004, the ADSs once again became quoted on the Nasdaq Global Market. On November 28, 2005, as we again did not meet the listing requirements for the Nasdaq Global Market, Nasdaq approved our application to transfer to the Nasdaq Capital Market, effective November 30, 2005.

On July 30, 2007, we received a compliance notice from Nasdaq stating that, for a period of 30 consecutive trading days, our ADSs had closed below the minimum bid price of $1.00 per share as required under Nasdaq Marketplace Rule 4320(e)(2)(E)(i) for continued listing on the Nasdaq Capital Market. In accordance with Nasdaq Marketplace Rule 4310(c)(8)(D), we have been provided with 180 calendar days, until January 28, 2008, to regain compliance with the Nasdaq Capital Market’s continued listing requirements or be subject to delisting. If compliance cannot be demonstrated by January 28, 2008, Nasdaq will determine whether we meet the initial listing criteria for the Nasdaq Capital Market, other than the bid price requirement. If we meet the initial listing criteria, we may be granted an additional 180 calendar days to regain compliance with the bid price requirement. If we are not eligible for this additional compliance period, Nasdaq will provide written notification that our ADSs will be delisted. On September 17, 2007, we received a Nasdaq Staff Determination letter indicating that the Company’s market value of listed securities has been below $35,000,000 as required for continued inclusion by Marketplace Rule 4320(e)(2)(B) and that its American Depositary Shares are, therefore, subject to delisting. The Company was also notified by Nasdaq at that time that it does not comply with the minimum stockholders’ equity of $2,500,000 or net income from continuing operations of $500,000 in the most recently completed fiscal year or in two of the last three most recently completed fiscal years, which are also requirements for continued listing on the Nasdaq Capital Market. We have appealed the Staff Determination and have received a hearing date of November 1, 2007 for such appeal. At the hearing, the Company will be required to address the foregoing non-compliance with the Nasdaq listing rules. Nasdaq’s delisting action has been stayed, pending a final written determination by the Nasdaq Listing Qualifications Panel following the hearing. Our ADSs are currently trading on the Nasdaq Capital Market under the trading symbol “ASTT.” See “Item 3—Key Information—Risk Factors—The market price of our ADSs may be volatile and you may not be able to resell your ADSs at or above the price you paid, or at all. In addition, the liquidity of the ADSs may also be adversely affected by delisting if we cannot meet Nasdaq Capital Market listing requirements.”

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

Share Capital

We have a total authorized share capital of $30,000,000, divided into 2,999,000,000 ordinary shares of par value $0.01, 704,348,844 of which were outstanding as of April 30, 2007, and 1,000,000 Series A Redeemable Convertible Preferred shares, of par value $0.01 per share, 309,799 of which were outstanding as of April 30, 2007. All of the ordinary shares issued and outstanding are registered shares and not bearer shares, and are fully paid, duly authorized and validly issued.

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

Conversion Price

Each Series A Preferred Share is convertible at the holder’s option into ordinary shares at a conversion price equal to $0.09 per ordinary share (equivalent to $1.35 per ADS). The conversion price is subject to adjustment as follows:

•	the conversion price is subject to customary adjustments for share splits, dividends, re-combinations and similar transactions;

•

subject to certain exceptions specified in our Restated Articles of Association, the conversion price will be adjusted on a weighted-average basis in the event of any future issuance of ordinary shares or securities convertible, exchangeable or exercisable into ordinary shares, subject to certain exceptions, for no consideration or for consideration per share less than either the then-effective conversion price of the ordinary shares, as determined based on the average closing prices of our ADSs for a thirty day trading period ending three days prior to the date of determination; and

•

the conversion price is subject to a potential reset on October 31, 2006 to 80% of the average trading price of our ADSs during the preceding three months if such amount were below the conversion price of $0.09 per ordinary share (equivalent to $1.35 per ADS), subject to a floor of $0.065 per ordinary share ($0.975 per ADS).

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

In calculating the redemption price, fair market value will be determined as follows:

•

if traded on the Nasdaq Global Market, the Nasdaq Capital Market or over the counter, the fair market value shall be deemed to be the average closing prices of our ADSs over the thirty (30) day trading period ending three trading days prior to the determination date and dividing such average by the number of ordinary shares represented by each ADS; and

•	if there is no public market for the ADSs, transfer market value shall be determined in good faith by our board of directors.

Warrants. In a private placement transaction in October 1999, we issued 155,000 units consisting of 155,000 warrants to purchase ordinary share of ASAT holdings and $155,000,000 aggregate principal amount of 12.5% senior notes due 2006 of ASAT (Finance) LLC, all of which notes were redeemed on February 25, 2004 and are no longer outstanding. Each warrant entitled the holder, subject to specific conditions, to subscribe for 114.19 of our ordinary shares at an exercise price of $0.39 per share, subject to adjustment under specified circumstances. As a result of a share dividend of 47 ordinary shares for each outstanding share undertaken contemporaneously with the completion of our offering of ADSs on July 14, 2000, the total number of our ordinary shares issuable upon exercise of the warrants was adjusted from 371,132 shares to 17,699,450 shares, and the exercise price for the warrants was adjusted from $18.60 per ordinary share to $0.39 per ordinary share. The warrants were exercisable at any time on or after November 1, 2001 and expired on November 1, 2006.

In July 2005 we entered into a settlement agreement with Freescale Semiconductor, Inc. In connection with the settlement agreement, we issued to Freescale Semiconductor, Inc. a five-year warrant to purchase 10,937,500 of our ordinary shares, which is the equivalent of 729,167 ADSs, at an exercise price of $0.16 per share (equivalent to $2.40 per ADS).

In connection with the closing of the private financing, we issued five-year warrants to purchase an aggregate of 20,000,000 ordinary shares exercisable at the price of $0.01 per share, of which warrants to purchase a total of 5,000,000 ordinary shares were issued as an arrangement fee. In connection with the closing of the rights offering, we issued five-year warrants to purchase an aggregate of 489,950 ordinary shares exercisable at the price of $0.01 per share.

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

On August 23, 2007, we agreed to issue warrants for ordinary shares in connection with the amendment to our purchase money loan agreement, which was as required as a condition to closing the solicitation of consents to amend our indenture governing our 9.25% senior notes due 2011, as described below. These warrants will be issued to the lenders under the purchase money loan agreement, subject to certain conditions specified therein. These warrants would, in the aggregate, be exercisable for a total of approximately 4.9% of ASAT Holding’s total outstanding ordinary shares on a fully diluted basis (inclusive of ordinary shares issuable upon exercise of warrants to the holders themselves and which ASAT Holdings will grant to the eligible holders of our 9.25% senior notes due 2011). The warrants will have an exercise price of $0.01 per ordinary share and will expire on February 1, 2011, subject to adjustment as provided in the warrants and the other terms and conditions contained therein.

On August 27, 2007, we agreed to issue warrants for ordinary shares in connection with the amendment of the indenture governing our 9.25% senior notes due 2011. These warrants will be issued to eligible holders of our 9.25% senior notes due 2011 who consented to our solicitation of consents ending August 23, 2007 to amend the indenture governing our 9.25% senior notes due 2011, subject to certain conditions specified therein. These warrants would, in the aggregate, be exercisable for a total of approximately 4.9% of ASAT Holding’s total outstanding ordinary shares on a fully diluted basis (inclusive of ordinary shares issuable upon exercise of warrants to the holders themselves and which ASAT Holdings will grant to the lenders under its purchase money loan agreement). The warrants will have an exercise price of $0.01 per ordinary share and will expire on February 1, 2011, subject to adjustment as provided in the warrants and the other terms and conditions contained therein.

Share Option Plans. We adopted the 2000 Stock Option Plan, or the plan, on July 6, 2000. We have authorized 110,000,000 ordinary shares for issuance under the plan. This is equivalent to 7,333,333 ADSs. The plan is a non-qualified, discretionary option grant program under which eligible individuals may be granted options to purchase ordinary shares. Under the plan, the board of directors and, when so delegated, the compensation committee of the board of directors, will determine which individuals will be granted options, the number of ordinary shares subject to the option, the exercise price for the ordinary shares, the vesting periods and any other terms as the board of directors deems appropriate and consistent with the plan. The individuals eligible to participate in the plan includes officers, employees, consultants and non-employee directors of the ASAT group companies. The plan is designed to attract employees and important individuals to the ASAT group companies and to provide recipients with a proprietary interest in the financial success of ASAT.

As of April 30, 2006, we had outstanding stock options for 42,140,245 ordinary shares, equivalent to 2,809,350 ADSs, with a weighted average exercise price of $0.328 per ordinary share (equivalent to $4.92 per ADS including options granted pursuant to the Stock Option Exchange Program as described in the previous paragraph). Of the total amount of outstanding stock options as of April 30, 2006, we have outstanding stock options granted to our directors and executive officers as a group for 19,425,000 ordinary shares, equivalent to 1,295,000 ADSs, with a weighted average exercise price of $0.28 per ordinary share (equivalent to $4.20 per ADS).

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

On August 29, 2003, options for 32,948,550 ordinary shares (equivalent to 2,196,570 ADSs) were granted under the employee stock option exchange program at an exercise price of $0.288 per ordinary share (equivalent to $4.32 per ADS) to those participants who were still employed by us on that date. All newly granted options have the same date vesting schedules as the cancelled options.

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

Ordinary shares held by QPL, the investor group or their permitted transferees are subject to a shareholders agreement between those parties. Under that agreement, the parties are not allowed to transfer any ordinary shares unless to permitted transferees, in registered public offerings, on Nasdaq or an internationally recognized stock exchange on which the ordinary shares are listed, or in accordance with the right of first offer, tag along and drag along requirements in the agreement, subject to applicable law, including United States securities law. Any ordinary share owned by QPL, the investor group or their permitted transferees will be released from these contractual transfer restrictions once the ordinary share is sold in a registered public offering, or on Nasdaq or an internationally recognized stock exchange on which the ordinary shares are listed. The ADSs sold in the offering of our ADSs completed on July 14, 2000 by the selling shareholders, and the ordinary shares represented by the ADSs have not been subject to these transfer restrictions since completion of the offering of our ADSs. See “Item 7—Major Shareholders and Related Party Transactions—Shareholders Agreement.”

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

MATERIAL CONTRACTS

In March 2001, we entered into a supply agreement with QPLL and Talent Focus, both wholly-owned subsidiaries of QPL, pursuant to which QPLL and Talent Focus, as our preferred suppliers, agreed to supply leadframes based on our orders from time to time during the term of the contract. QPL is our largest affiliated shareholder group. The Original Supply Agreement expired on April 30, 2004. The prices for the leadframes provided to us under this Original Supply Agreement were fair market value plus a premium of not less than 5% of fair market value. We believe that the premiums paid to QPL for leadframe materials under the Original Supply Agreement were fair and reasonable for a number of reasons, including: (i) we have been consistently granted priority for needed capacity for our orders even though QPL has been operating in an environment during which it must allocate product among their its other customers, (ii) QPL engineers have consistently given us first priority to address quality or production related issues with us, (iii) QPL engineers have consistently worked closely with our engineers and production managers to expeditiously design and manufacture leadframes to our customer specifications, (iv) the close proximity of the QPL manufacturing facilities to our assembly operations, first in Tsuen Wan, Hong Kong and more recently in Dongguan, China, have resulted in the expeditious delivery of leadframes to us, and (v) QPL has been willing to hold inventory for us and/or our customers under our “just-in-time” inventory management system. Fair market value under this expired contract was determined by reference to the quotations obtained from two or more reputable vendors in the integrated circuit industry selected by us and approved by QPLL and Talent Focus.

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

As part of our corporate restructuring program, we made a strategic decision to move all of our Hong Kong manufacturing operations to Dongguan, China in order to significantly reduce our costs and access the high-growth semiconductor market in China. To launch what we call Phase I of this transition of our operations to China, in August 2002 we entered into a lease agreement pursuant to which Changshi has constructed an 180,000 square foot factory facility and leased the facility to us starting from September 2003 for a term of 15 years. We are obligated to pay monthly rental payments of HK$1.4 million (approximately $179 thousand at an assumed exchange rate of HK$7.80 per $1.00) for the first six years of the rental term, HK$350 thousand (approximately $45 thousand at an assumed exchange rate of HK$7.80 per $1.00) for the seventh to eleventh years and HK$385 thousand (approximately $49 thousand at an assumed exchange rate of HK$7.80 per $1.00) for the twelfth to fifteenth years. From October 30, 2004 and during the term of the leases, we have an option and a right of first refusal to purchase the facility and the related land-use right at prices fixed in a predetermined schedule or, subsequent to October 2009, at prices based on the then fair market value of the factory facilities and related land use right. Additionally, under a management services agreement, we were obligated to pay Changshi a monthly management service fee of HK$506 thousand (approximately $65 thousand at an assumed exchange rate of HK$7.80 per $1.00), which amount includes a land use rights fee, foreign exchange remittance fees and certain administrative and management charges for the next six year term, commencing September 2003. Over the six year term of this agreement, Changshi has agreed to support the operation of the facility by nominating employees for staffing of the facility, maintaining the facility and its systems in good repair and operating condition (at our cost) and assisting us with handling Chinese governmental and regulatory matters.

In May 2004, we entered into another lease agreement with Changshi to build a 300,000 square foot Phase II facility immediately adjacent to our Phase I facility. The Phase II facility lease also included the participation of the Changshi subsidiary that holds the subject land use right, Dongguan Changan ASAT Semiconductor ASAT Assembly and Test Factory. Under the terms of the lease agreement, we lease the Phase II factory from Changshi for a period of 15 years starting from August 2005. We are obligated to pay monthly payments of HK$1.4 million (approximately $179 thousand at an assumed exchange rate of HK$7.80 per $1.00) for the first six years of rental term and HK$700 thousand (approximately $90 thousand at an assumed exchange rate of HK$7.80 per $1.00) per month for the seventh to fifteenth years of the lease term. From October 31, 2008 and during the term of the lease, we have an option and a right of first refusal to purchase the facility and the related land-use right of the land at prices fixed in a predetermined schedule starting during the period from October 2008 to July 2011, and thereafter at prices based on the then fair market value of the facility and related land-use right. Additionally, under a management services agreement, we are obligated to pay Changshi a monthly management service fee of approximately HK$639 thousand (approximately $82 thousand at an assumed exchange rate of HK$7.80 per $1.00) for a period of six years, starting from the commencement date of the lease, and over the six year term of the agreement, Changshi has agreed to support the operation of the facility by nominating employees for staffing of the facility, maintaining the facility and its systems in good repair an operating condition (at our cost) and assisting us with handling Chinese governmental and regulatory matters.

On August 5, 2004, we entered into an agreement to engage a third party vendor, Wellmean, to complete the interior finish and fixtures of our Phase II facility. The acquisition of capital equipment and the installation service charges under the terms of this agreement have been valued at approximately $28.9 million, which amount has been split into a series of three payments totaling approximately $14.4 million followed by 24 monthly payments in the amount of $609 thousand per month. We made the first and second payments of approximately $2.9 million and $7.2 million, respectively, during the year ended April 30, 2005. During the year ended April 30, 2006, we made payments totaling approximately $7.8 million to Wellmean. In April 2006, Wellmean agreed to defer the 3 monthly installments for March to May of 2006, totaling approximately $1.8 million, to June 2006. In June 2006, Wellmean further agreed to defer the 3 monthly installments for June to August of 2006, totaling approximately $1.8 million, to September 2006. During the year ended April 30, 2007, we made payments totaling approximately $8.6 million to Wellmean. As of April 30, 2007, the outstanding balance payable to Wellmean was approximately $3 million.

On July 31, 2005, we entered into agreements for a private financing of $30 million with JPMP Master Fund Manager, L.P. (“JPMP”) related funds and QPL, two of our principal shareholder groups, and affiliates of these two entities, in the form of a $15 million preferred share financing and a $15 million purchase money loan facility.

The preferred share financing provided for the issuance and sale of 300,000 Series A Preferred Shares for a total price of $15 million and the issuance of five-year warrants for a total of 20 million ordinary shares exercisable at a price of $0.01 per ordinary share (equivalent to $0.15 per ADS), of which five-year warrants for a total of 5 million ordinary shares were issued as an arrangement fee. The securities purchase agreement for the Series A Preferred Share financing was amended and restated on October 27, 2005 to, among other things, add Olympus-ASAT II, L.L.C. (“Olympus”), as a party. The Series A Preferred Share financing closed on October 27, 2005.

The second $15.0 million of this financing is a purchase money loan facility from Asia Opportunity Fund, L.P., an affiliate of JPMP, and related funds. The facility may be drawn upon in two tranches. The first tranche of $10.0 million may be drawn upon if our consolidated cash position falls below $10.0 million. A second tranche of an additional $5.0 million may be drawn upon if our consolidated cash position again falls below $10.0 million. The maturity date of the loans made in a tranche is two years from the date such tranche is advanced. The interest rate payable on the loans is 15% per annum, with interest to be paid on a quarterly basis. We issued the administrative agent, on the date of the issuance and sale of Series A Preferred Shares described above, warrants to purchase an aggregate of 5,000,000 ordinary shares, which is the equivalent of 333,333 ADSs, exercisable at a price of $0.01 per ordinary share (equivalent to $0.15 per ADS).

On January 25, 2006, we borrowed the first $10.0 million tranche of funding under the purchase money loan facility. In return for drawing upon the first tranche, we issued the lenders warrants to purchase an aggregate of 15,668,170 ordinary shares, which is the equivalent of 1,044,544 ADSs, exercisable at a price of $0.01 per ordinary share (equivalent to $0.15 per ADS), as well as paid a commitment fee of $850,000 on a pro rata basis to the lenders that funded the first tranche. In each case, the warrants are exercisable for five years from the date of issuance. The purchase money loan facility is unsecured and contains various affirmative and negative covenants binding on us and our subsidiaries, including limitations on our and our subsidiaries’ ability to incur indebtedness, grant liens on assets, pay dividends and enter into transactions with affiliates. In addition, we will be required to repay the loans with the net proceeds of certain issuances of equity and debt and certain asset sales. On August 23, 2007, the purchase money loan facility was amended to extend the maturity due date of the $10.0 million principal amount until April 30, 2009 and to extend the payment due date for interest payments (and interest on such interest) for March 31, 2006, June 30, 2006, September 30, 2006, December 31, 2006, March 31, 2007, June 30, 2007 and September 30, 2007 to become due on October 31, 2007. In return for amending the purchase money loan facility, we agreed to issue to the lenders under the purchase money loan facility warrants exercisable, in the aggregate, for a total of approximately 4.9% of ASAT Holding’s total outstanding ordinary shares on a fully diluted basis (inclusive of ordinary shares issuable upon exercise of warrants to the holders themselves and which ASAT Holdings will grant to the eligible holders of our 9.25% senior notes due 2011). The warrants will have an exercise price of $0.01 per ordinary share and will expire on February 1, 2011, subject to adjustment as provided in the warrants and the other terms and conditions contained therein.

We have agreed to file a registration statement covering the resale of the shares issuable upon exercise of the Series A Preferred Shares and warrants described above. We have obtained an extension of the date by which we are required to have this registration statement effective until October 31, 2007.

As required by the securities purchase agreement, in July 2006, we completed a rights offering of the Series A Preferred Shares and warrants for the benefit of existing shareholders, excluding the purchasers of the Series A Preferred Shares and certain other shareholders that waived participation in the rights offering. In the rights offering, we distributed one subscription right for every 1,850 of our ordinary shares, or for every 123 of our ADSs, owned. Each subscription right entitled the recipient to purchase for $50.00 a unit consisting of one Series A Preferred Share and a warrant to purchase 50 ordinary shares. We sold 9,799 units in this offering and received gross proceeds of $489,950 in the rights offering.

On May 1, 2006, we entered into a financing agreement, as amended from time to time, with one of our customers to provide us $6.0 million of financing in the form of advance payments for assembly and test services, subject to certain conditions. The advance was made to us on June 9, 2006 and is included in accrued liabilities and other payable in the Company’s consolidated balance sheet as of April 30, 2007. The primary purpose of this financing was to purchase new equipment to support the customer’s production capacity demands. This financing bears no interest and is being repaid beginning in January 2007 by off-setting amounts against our receivables from future sales to the customer up to a fixed maximum monthly amount, and to the extent the maximum amount exceeds the receivables from our sales to the customer in a given month, the difference shall be paid by us in cash. As of April 30, 2007, the outstanding balance on this customer financing was $4.0 million.

In September 2006, ASAT Semiconductor (Dongguan) Limited (“ASAT China”), a wholly-owned subsidiary of us, obtained a revolving credit facility for $3.8 million with a term of one year, renewable after one year. On October 8, 2006, we drew down $2.5 million, and on April 30, 2007, we drew down the remaining balance of this revolving credit facility. In September 2007, ASAT China rolled over the original $2.5 million for another year. All of which remains outstanding as of the date of this Annual Report.

On August 27, 2007, we agreed to issue warrants for ordinary shares in connection with the amendment of the indenture governing our 9.25% senior notes due 2011. These warrants will be issued to eligible holders of our 9.25% senior notes due 2011 who consented to our solicitation of consents ending August 23, 2007 to amend the indenture governing our 9.25% senior notes due 2011, subject to certain conditions specified therein. These warrants would, in the aggregate, be exercisable for a total of approximately 4.9% of ASAT Holding’s total outstanding ordinary shares on a fully diluted basis (inclusive of ordinary shares issuable upon exercise of warrants to the holders themselves and which ASAT Holdings will grant to the lenders under its purchase money loan agreement). The warrants will have an exercise price of $0.01 per ordinary share and will expire on February 1, 2011, subject to adjustment as provided in the warrants and the other terms and conditions contained therein.

In September 2007, ASAT China obtained a revolving credit facility of RMB150 million (approximately US$20 million) with a term of one year. This facility is secured by certain trade receivables of ASAT China. This facility has not been drawn down as of the date of this Annual Report.

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

Constructive Dividends on Series A Preferred Shares. The terms of the Series A Preferred Shares allow for changes in the conversion price under certain circumstances. A change in conversion price that allows holders of Series A Preferred Shares to receive more ordinary shares on conversion may increase the holders’ proportionate interests in our earnings and profits or assets. In that case, the holders would be treated as though they received a distribution in the form of our stock. Such a constructive stock distribution could be taxable to the holders of Series A Preferred Shares, although they would not actually receive any cash or other property. A taxable constructive stock distribution could result, for example, the conversion price was reset on October 31, 2006, as described above under the heading “Series A Preferred Shares.” Not all changes in the conversion rate that allow holders of Series A Preferred Shares to receive more stock on conversion, however, increase the Series A Preferred Shares holders’ proportionate interests in us. For instance, a change in conversion rate could simply prevent the dilution of the holders’ interests upon a stock split or other change in capital structure. Changes of this type, if made pursuant to bona fide reasonable adjustment formula, are not treated as constructive stock distributions. Conversely, if an event occurs that dilutes the interests of the holders of Series A Preferred Shares and the conversion rate is not adjusted, the resulting increase in the proportionate interests of other shareholders could be treated as a taxable stock distribution to them. Any taxable constructive stock distributions resulting from a change to, or failure to change, the conversion price would be treated like distributions paid in cash or other property, as described above under the heading “—Distributions on ADSs, Ordinary Shares and Series A Preferred Shares.”

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

Controlled Foreign Corporation. Generally, we will be a CFC under Subpart F of the Code if more than 50% of the total combined voting power of all classes of our shares or the total value of our shares is owned, actually or constructively, by U.S. 10% Shareholders. A “U.S. 10% Shareholder” is a citizen or resident of the United States, a domestic partnership, a domestic corporation, or a estate or trust other than a foreign estate or trust (each as defined in Section 7701(a)(30) of the Code) which owns, actually or constructively, 10% or more of the total combined voting power of all classes of our shares. Complex attribution rules apply in determining whether a person is treated as a U.S. 10% Shareholder and whether U.S. 10% Shareholders in the aggregate own more than 50% of the total combined voting power of all classes of our shares or the total value of our shares.

Classification as a CFC creates many complex results, one of which is the inclusion of certain income of a CFC by U.S. 10% Shareholders. If we are a CFC and you are a U.S. 10% Shareholder, you will be treated as having received a current distribution of your pro rata share of (i) our Subpart F income (as defined in Section 952 of the Code), which generally includes income of a passive nature, and (ii) our earnings invested in U.S. property. You will be taxed currently on such deemed distribution, regardless of whether we actually make such a distribution. Foreign tax credits (described above) may reduce the U.S. federal income tax on this amount.

In addition, if you are or were a U.S. 10% Shareholder at any time during the five-year period ending with a sale or other taxable disposition of ADSs, ordinary shares, Series A Preferred Shares by you, gain from such disposition will be treated as ordinary income to the extent of our earnings and profits (accumulated in our taxable years beginning after 1962, but only while the ADSs, ordinary shares, Series A Preferred Shares were held by you and while we were “controlled”) attributable to the disposed ADSs, ordinary shares, Series A Preferred Shares.

If we are both a PFIC and a CFC, special rules may apply. If you are a U.S. 10% Shareholder, we generally will not be treated as a PFIC with respect to you. This rule generally will be effective for your taxable years beginning after 1997 and for our taxable years ending with or within such taxable years. Special rules will apply to you instead of the default PFIC rules under Section 1291 of the Code discussed above. Alternatively, if you are not a U.S. 10% Shareholder, those default PFIC rules will continue to apply to you unless you make a QEF Election or a Mark-to-Market Election.

Due to the complexity of Subpart F, a more detailed review of these rules is outside the scope of this discussion. We do not believe that we currently are a CFC. However, the principles for applying the tests described above are not entirely clear and this determination is based on factors beyond our control, such as the identity of our shareholders, and in the case of our shareholders treated as pass-through entitles for U.S. federal income tax purposes, the identity of the owners of such entities. Accordingly, there can be no assurance that we will not be considered a CFC for the current or any future taxable year. You should consult your tax advisor regarding the potential U.S. federal income tax consequences to you if we are or become a CFC.

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

Profits Tax. In general, no tax is imposed in Hong Kong in respect of gains from the sale of property, including ADSs and shares. However, trading gains from the sale of property by persons carrying on a trade, profession or business in Hong Kong where such gains are derived from or arise in Hong Kong from such trade, profession or business will be chargeable to Hong Kong profits tax which is imposed at the rate of 17.5% for corporations and 16% for individuals during fiscal year 2007. Guidance provided by the Hong Kong Inland Revenue authority suggests that gains from sales or disposition of ADSs or ordinary shares issued outside of and not listed in Hong Kong may be considered to be derived from or to arise in Hong Kong if the relevant purchase or sales contracts are negotiated and concluded in Hong Kong, and such gains may be subject to Hong Kong profit tax if those persons deal or trade in the ADSs or ordinary shares as part of their business being carried out in Hong Kong. Whether profits of a trade are taken to be derived from Hong Kong is a question of fact and may vary depending upon the nature of the persons involved.

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

Estate Duty. The Revenue (Abolition of Estate Duty) Ordinance 2005 came into effect on February 11, 2006 in Hong Kong, pursuant to which estate duty ceased to be chargeable in Hong Kong in respect of the estates of persons passing away on or after that date. No Hong Kong estate duty is payable and no estate duty clearance papers are needed for an application for a grant of representation in respect of holders of shares whose death occur on or after February 11, 2006.

PRC Taxation

PRC Income Tax. Our subsidiary in China, ASAT China, is a wholly-owned foreign enterprise and is subjected to the Foreign Investment Enterprise Tax Law of the PRC. The enacted tax rate is generally 33%. Based on the PRC tax law, ASAT China is exempted from payment of PRC income tax for two years starting from its first profitable year of operations, followed by a 50% exemption for the next three years.

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

I TEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

Substantially all of our revenue and costs, assets and liabilities have been denominated in either U.S. dollars or Hong Kong dollars. Substantially all our net sales are denominated and received in U.S. dollars. We purchase raw materials and machinery and equipment primarily in a mix of U.S. dollars and Japanese yen. Labor, manufacturing cost, and administrative costs are incurred primarily in Hong Kong dollars, Chinese Renminbi and, to a lesser extent, U.S. dollars. Overall, we estimate that in fiscal years 2007 and 2008, substantially all of our marketing costs and operating expenses (excluding depreciation) will be in Hong Kong dollars, U.S. dollars or Chinese Renminbi. Following our recapitalization in 1999, substantially all borrowings have been in U.S. dollars.

The Hong Kong dollar historically has accounted for the largest share of our costs. Because the exchange rate of the Hong Kong dollar to the U.S. dollar has remained close to the range varying between HK$7.75 per U.S. dollar and HK$7.85 per U.S. dollar since May 2005, we have not experienced significant foreign exchange gains or losses associated with that currency. However, the Hong Kong government could change the trading band at HK$7.75 to HK$7.85 per U.S. dollar at any time. Depreciation of the U.S. dollar against the Hong Kong dollar or Japanese yen would generally increase our Hong Kong dollar or Japanese yen expenses. Following the shut down of the Hong Kong manufacturing operations, our spending in Hong Kong dollars has been reduced.

Additionally, our exposure to fluctuations in the value of the Chinese Renminbi has significantly increased due to the completed move of our manufacturing facilities to Dongguan, China. From 1994 to July 2005, the conversion of Renminbi into foreign currencies, including Hong Kong and U.S. dollars, was based on rates set by the People’s Bank of China, which were set daily based on the previous day’s interbank foreign market exchange rate and current exchange rates on the world financial markets. As a result, the exchange rate of the Renminbi to the U.S. dollar was previously substantially pegged or fixed. On July 21, 2005 the government of China announced that the exchange rate of the Renminbi was being appreciated against the U.S. dollar and that the Renminbi would henceforth have a more flexible exchange rate within a narrow band that would float against a basket of foreign currencies. However, the Chinese government may decide to change or abandon this policy at its sole discretion at any time in the future. As of September 30, 2007, the exchange rate was RMB7.52 to US$1.00 as compared with RMB7.96 to US$1.00 as of September 30, 2006. This appreciation of the Renminbi against the U.S. dollar and any further appreciation in the exchange rate of the Renminbi against the U.S. dollar will increase our costs relating to our China operations.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

On August 1, 2007, we did not pay the regularly scheduled interest payment of approximately $7.0 million on our 9.25% senior notes due 2011. We have subsequently paid such interest payment, including accumulated penalty interest, on August 28, 2007, which is within the 30 days grace period permitted under the indenture governing such notes.

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

Evaluation of disclosure controls and procedures. We maintain “disclosure controls and procedures,” as such term is defined in Rule 13a – 15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”), that are designed to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in Securities and Exchange Commission rules and forms, and that such information is accumulated and communicated to our management, including our Acting Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating our disclosure controls and procedures, management recognized that disclosure controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the disclosure controls and procedures are met. Additionally, in designing disclosure controls and procedures, our management necessarily was required to apply its judgment in evaluating the cost- benefit relationship of possible disclosure controls and procedures. The design of any disclosure controls and procedures also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

Our Acting Chief Executive Officer and our Chief Financial Officer assumed their positions and responsibilities with us starting only as of September 1, 2006 and July 18, 2007, respectively, and have relied upon the representations of existing management and employees regarding internal controls and procedures for the periods prior to the assumption of their current positions. Based on their evaluation as of the end of the year covered by this Annual Report on Form 20-F, our Acting Chief Executive Officer and Chief Financial Officer have concluded that, subject to the limitations noted above, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Exchange Act is recorded, processed, summarized and reported as and when required and that material information related to the Company and its consolidated subsidiaries is made known to management, including the Acting Chief Executive Officer and Chief Financial Officer, particularly during the year when our periodic reports are being prepared.

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

Under its charter, the audit committee of the board of directors reviews and pre-approves all audit and permissible non-audit services performed by PricewaterhouseCoopers as well as the fees charged by PricewaterhouseCoopers for such services. In its review of non-audit services, the audit committee considered whether the provision of such services is compatible with maintaining the independence of PricewaterhouseCoopers. The following table sets forth the aggregate fees billed by PricewaterhouseCoopers in connection with the following services during fiscal years 2006 and 2007:

	Fiscal Year Ended April 30,
	2006	2007
	‘000
Audit Fees (1)	$370	$506
Audit-Related Fees (2)	748	573
Tax Fees (3)	40	63
All other fees	2	23

Total fees	$1,160	$1,165

(1)	The aggregate fees for the fiscal years 2006 and 2007 were for the professional services rendered for the audits of our consolidated financial statements included in our Annual Report on Form 20-F, and review of the quarterly financial statements included in our current reports on Form 6-K.

(2)	The aggregate fees for the fiscal years 2006 and 2007 were primarily for the professional services in relation to the accounting advice and assistance in implementing accounting standards.

(3)	The aggregate fees for the fiscal years 2006 and 2007 were primarily for professional services in relation to tax compliance, tax planning and general advice.

The audit committee has determined that the provision of services rendered above for non-audit services is compatible with maintaining the independence of PricewaterhouseCoopers.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

We have not sought an exemption from the applicable listing standards for the audit committee of our board of directors.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of responding to this item.

ITEM 18.	FINANCIAL STATEMENTS

See pages F-1 through F-44.

ITEM 19.	EXHIBIT INDEX

Exhibits	Description

1.1(1)	Restated Memorandum of Association of ASAT Holdings Limited.

1.2(1)(7)	Restated Articles of Association of ASAT Holdings Limited, as amended.

2.1(1)	Form of Deposit Agreement between ASAT Holdings Limited and The Bank of New York.

2.2(1)	Form of ADR (included in Exhibit 4.1).

2.3(1)	Form of specimen certificate representing ordinary shares of ASAT Holdings Limited.

4.1(2)	ASAT Holding Limited Stock Option Plan.

4.3(2)	Form of ASAT Holdings Non-Qualified Stock Option Agreement.

4.4(3)	Supply Agreement dated March 8, 2001 entered into among ASAT Limited, Talent Focus Limited and QPL Limited.

4.5(4)	Lease Agreement dated as of August 8, 2002 between Dongguan Changan County Changshi Development Company and TTimerson Limited.

4.6(5)	Indenture dated as of January 26, 2004, between New ASAT (Finance) Limited, ASAT Holdings Limited and its subsidiaries, and The Bank of New York, as trustee.

4.7(5)	Form of 9.25% Senior Note due 2011 (included in Exhibit 4.6).

4.8(5)	Lease Agreement dated as of May 7, 2004 among Dongguan Changan County Changshi Development Company, Dongguan Changan ASAT Semiconductor Assembly and Test Factory and Timerson Limited.

4.9(6)	Supply Agreement dated as of May 1, 2004 entered into among ASAT Limited, Talent Focus Industries Limited and QPL Limited.

4.10(6)	Supply Agreement dated June 23, 2005 entered into among ASAT Limited, Talent Focus Industries Limited and QPL Limited.

4.11(7)	Amended and Restated Supply Agreement dated October 27, 2005 entered into among ASAT Limited, Talent Focus Industries Limited and QPL Limited.

4.12(6)	Purchase Money Loan Agreement dated as of July 31, 2005 among ASAT Holdings Limited, the Lenders named therein, and Asia Opportunity Fund, L.P.

4.13(7)	Amended and Restated Securities Purchase Agreement dated as of October 27, 2005 among ASAT Holdings Limited and the purchasers party thereto.

4.14(7)	Amended and Restated Shareholders Agreement dated November 10, 2005, by and among ASAT Holdings Limited and the shareholders party thereto.

4.18(8)	Form of Warrant Agreement between ASAT Holdings Limited and U.S. Bank National Association.

4.19(9)	Second Supplemental Indenture dated as of August 27, 2007 between New ASAT (Finance) Limited, ASAT Holdings Limited and its guarantor subsidiaries, and The Bank of New York, as trustee.

4.20(9)	Waiver and Amendment Agreement dated as of August 23, 2007 among ASAT Holdings Limited, the Lenders named therein, and Asia Opportunity Fund, L.P.

4.21(9)	Revolving Credit Facility Agreement dated as of September 21, 2007 among X Y and Z (original in Chinese; English translation provided)*

4.22(9)	Form of Warrant to Bondholders

4.23(9)	Form of Warrant to Lenders

8.0(9)	Subsidiaries of the Registrant.

11.0(6)	Code of Ethics.

12.1(9)	Certification of the Acting Chief Executive Officer pursuant to §302 of the Sarbanes-Oxley Act of 2002.

12.2(9)	Certification of the Chief Financial Officer pursuant to §302 of the Sarbanes-Oxley Act of 2002.

13.1(10)	Certification of the Acting Chief Executive Officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2(10)	Certification of the Chief Financial Officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

14.0(3)	Letter re Andersen Assurances.

(1)	Incorporated herein by reference to Registrant’s Registration Statement on Form F-1 filed on July 7, 2000 (Registration No. 333-12124).

(2)	Incorporated herein by reference to Registrant’s Registration Statement on Form S-8 filed on February 13, 2001 (Registration No. 333-55464).

(3)	Incorporated herein by reference to Registrant’s Annual Report on Form 20-F filed on June 28, 2002.

(4)	Incorporated herein by reference to Registrant’s Annual Report on Form 20-F filed on July 28, 2003.

(5)	Incorporated herein by reference to Registrant’s Annual Report on Form 20-F filed on July 9, 2004.

(6)	Incorporated herein by reference to Registrant’s Annual Report on Form 20-F filed on August 2, 2005.

(7)	Incorporated herein by reference to Registrant’s Quarterly Report on Form 6-K filed on January 11, 2006.

(8)	Incorporated herein by reference to Registrant’s Registration Statement on Form F-1 filed on January 27, 2006.

(9)	Filed herewith.

(10)	Furnished herewith.

*	Certain portions of this exhibit have been omitted based upon a request for confidential treatment. The omitted portions will be separately submitted to the Securities and Exchange Commission.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ASAT HOLDINGS LIMITED

Date: October 15, 2007	By:	/s/ Tung Lok Li
	Name:	Tung Lok Li
	Title:	Acting Chief Executive Officer

Date: October 15, 2007	By:	/s/ Kei Hong Chua
	Name:	Kei Hong Chua
	Title:	Chief Financial Officer

ASAT HOLDINGS LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF ASAT HOLDINGS LIMITED

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and comprehensive loss, consolidated statements of shareholders’ deficit, and consolidated statements of cash flows present fairly, in all material respects, the financial positions of ASAT Holdings Limited (the “Company”) and its subsidiaries at April 30, 2006 and 2007 and the results of their operations and their cash flows for each of the three years in the period ended April 30, 2007 in conformity with accounting principles generally accepted in the United States of America. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits of these consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers

Hong Kong
[ ], 2007

ASAT HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

AS OF APRIL 30, 2006 AND 2007

(Expressed in United States dollars)

	Note(s)	April 30, 2006	April 30, 2007
		$’000	$’000
ASSETS
Current assets:
Cash and cash equivalents		11,915	7,325
Restricted cash	8	—	900
Accounts receivable, net	6	29,607	17,704
Inventories	7	23,319	13,270
Prepaid expenses and other current assets		8,084	5,171

Total current assets		72,925	44,370

Restricted cash, net of current portion	8	3,320	900
Property, plant and equipment, net	9	93,831	79,582
Deferred charges, net	2	7,115	5,277
Other non-current assets	14	4,270	5,008

Total assets		181,461	135,137

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Short-term bank loan	10	—	3,837
Accounts payable		38,249	25,926
Accrued liabilities	11	23,698	22,445
Amount due to QPL	4	5,826	2,532
Current portion of capital lease obligations	14	2,051	1,822

Total current liabilities		69,824	56,562

Accounts payable, net of current portion		1,830	—
Other long-term payable	12	—	2,086
Purchase money loan	12	6,382	8,249
9.25% senior notes due 2011	13	150,000	150,000
Capital lease obligations, net of current portion	14	2,539	758

Total liabilities		230,575	217,655

Series A Redeemable Convertible Preferred Shares	15	4,143	5,743
Commitments and contingencies	24
Shareholders’ deficit:
Common stock ($0.01 par value, 2,999,000,000 ordinary shares authorized, 689,859,869 and 711,401,844 ordinary shares issued, respectively; 682,806,869 and 704,348,844 ordinary shares outstanding, respectively)	18	6,899	7,114
Less: Repurchase of shares at par		(71)	(71)

		6,828	7,043
Additional paid-in capital		246,353	246,072
Deferred stock-based compensation		(63)	—
Accumulated deficit		(306,152)	(341,192)
Accumulated other comprehensive loss		(223)	(184)

Total shareholders’ deficit		(53,257)	(88,261)

Total liabilities and shareholders’ deficit		181,461	135,137

The accompanying footnotes are an integral part of these consolidated financial statements.

ASAT HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

FOR THE YEARS ENDED APRIL 30, 2005, 2006 AND 2007

(Expressed in United States dollars, except share and per share data)

	Note(s)	2005	2006	2007
		$’000	$’000	$’000
Net sales		194,411	182,115	164,853
Cost of sales	4, 7	182,319	168,859	149,927

Gross profit		12,092	13,256	14,926

Operating expenses
—Selling, general and administrative	4	27,455	29,448	22,065
—Research and development		4,481	4,059	2,218
—Reorganization expenses	21	928	4,690	2,473
—Litigation settlement	23	4,603	—	—
—Impairment of property, plant and equipment	5	19,944	3,890	—
—Facilities and relocation charges		—	1,054	3,047

Total operating expenses		57,411	43,141	29,803

Loss from operations		(45,319)	(29,885)	(14,877)
Other income, net	16	688	3,438	643
Interest expense:
—Amortization of deferred charges	2	(958)	(1,947)	(3,705)
—Third parties		(14,088)	(14,686)	(15,837)

Loss before income taxes		(59,677)	(43,080)	(33,776)
Income tax (expense) benefit	17	(748)	649	(1,264)

Net loss		(60,425)	(42,431)	(35,040)
Other comprehensive loss:
Foreign currency translation		(179)	11	39

Comprehensive loss		(60,604)	(42,420)	(35,001)

Net loss applicable to common stockholders:
Net loss		(60,425)	(42,431)	(35,040)

Preferred shares:
—Cumulative preferred share dividends		—	(976)	(1,990)
—Accretion of preferred shares		—	(500)	(1,232)

Net loss applicable to common stockholders		(60,425)	(43,907)	(38,262)

Net loss per ordinary share:
Basic and diluted net loss per share (dollars per share)	2	$(0.09)	$(0.06)	$(0.06)

Basic and diluted weighted average number of shares outstanding	2	677,953,380	679,357,820	691,798,216

The accompanying footnotes are an integral part of these consolidated financial statements.

ASAT HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ DEFICIT

FOR THE YEARS ENDED APRIL 30, 2005, 2006 AND 2007

(Expressed in United States dollars, except shares data)

	Common Stock (Note 18)
	Share	Amount	Additional paid-in capital	Deferred stock-based compensation	Accumulated deficit	Accumulated other comprehensive income (loss)	Total
	’000	$’000	$’000	$’000	$’000	$’000	$’000
Balance as of April 30, 2004	676,973	6,769	231,118	(754)	(203,296)	(55)	33,782
Net loss for the year	—	—	—	—	(60,425)	—	(60,425)
Translation adjustment	—	—	—	—	—	(179)	(179)
Exercise of stock options	1,464	15	218	—	—	—	233
Reversal of deferred stock-based compensation	—	—	(228)	228	—	—	—
Amortization of stock-based compensation	—	—	—	133	—	—	133

Balance as of April 30, 2005	678,437	6,784	231,108	(393)	(263,721)	(234)	(26,456)
Net loss for the year	—	—	—	—	(42,431)	—	(42,431)
Translation adjustment	—	—	—	—	—	11	11
Exercise of stock options	1,025	10	99	—	—	—	109
Reversal of deferred stock-based compensation	—	—	(516)	516	—	—	—
Reversal of stock-based compensation	—	—	—	(186)	—	—	(186)
Fair value of the beneficial conversion feature	—	—	10,179	—	—	—	10,179
Amortization of the accretion of preferred shares	—	—	(500)	—	—	—	(500)
Preferred shares dividend	3,345	34	(34)	—	—	—	—
Issuance of warrants	—	—	6,017	—	—	—	6,017

Balance as of April 30, 2006	682,807	6,828	246,353	(63)	(306,152)	(223)	(53,257)
Net loss for the year	—	—	—	—	(35,040)	—	(35,040)
Translation adjustment	—	—	—	—	—	39	39
Exercise of stock options	2,140	21	197	—	—	—	218
Reversal of deferred stock-based compensation	—	—	(63)	63	—	—	—
Amortization of stock-based compensation	—	—	888	—	—	—	888
Fair value of the beneficial conversion feature	—	—	95	—	—	—	95
Amortization of the accretion of preferred shares	—	—	(1,232)	—	—	—	(1,232)
Preferred shares dividend	19,402	194	(194)	—	—	—	—
Issuance of warrants	—	—	28	—	—	—	28

Balance as of April 30, 2007	704,349	7,043	246,072	—	(341,192)	(184)	(88,261)

The accompanying footnotes are an integral part of these consolidated financial statements.

ASAT HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED APRIL 30, 2005, 2006 AND 2007

(Expressed in United States dollars)

	2005	2006	2007
	$’000	$’000	$’000
Operating activities:
Net loss	(60,425)	(42,431)	(35,040)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization:
Property, plant and equipment	31,682	26,886	23,328
Deferred charges and debt discount	958	1,947	3,705
Loss (gain) on disposal of property, plant and equipment	136	(14)	173
Non-cash impairment of property, plant and equipment	19,944	3,890	—
Amortization (reversal) of stock-based compensation	133	(186)	888
Changes in operating assets and liabilities:
Accounts receivable, net	8,744	(11,927)	11,903
Restricted cash	—	(3,320)	1,520
Inventories	3,408	(5,301)	9,939
Prepaid expenses and other current assets	(1,457)	(929)	2,913
Other non-current assets	(2,946)	(1,324)	(738)
Accounts payable	(2,664)	16,815	(5,728)
Accrued liabilities	6,726	5,914	(1,252)
Amount due to QPL	(2,353)	2,920	(3,294)
Other long-term payable	—	—	2,086

Net cash provided by (used in) operating activities	1,886	(7,060)	10,403

Investing activities:
Proceeds from disposal of property, plant and equipment	13	116	181
Acquisition of property, plant and equipment	(40,740)	(23,520)	(17,748)

Net cash used in investing activities	(40,727)	(23,404)	(17,567)

Financing activities:
Increase in short-term bank loan	4,831	—	3,837
Repayment of short-term bank loan	(604)	(4,227)	—
Proceeds from stock options exercised	233	109	218
Proceeds from issuance of Series A Redeemable Convertible Preferred Shares	—	7,500	—
Proceeds from purchase money loan	—	9,150	—
Proceeds from right offering	—	—	490
Payment of debt issuance costs	(617)	—	—
Payment of other deferred charges	(510)	(1,677)	—
Repayment of capital lease obligations	(746)	(1,204)	(2,010)
Proceeds from sale-leaseback transaction	6,540	—	—

Net cash provided by financing activities	9,127	9,651	2,535

Net decrease in cash and cash equivalents	(29,714)	(20,813)	(4,629)
Cash and cash equivalents at beginning of year	62,610	32,717	11,915
Effects of foreign exchange rates change	(179)	11	39

Cash and cash equivalents at end of year	32,717	11,915	7,325

Supplemental disclosure of cash flow information:
Cash paid (received) during the year for:
—Interest expense	14,248	14,239	14,211
—Income taxes	5	(639)	102
—Purchase of property, plant and equipment by increasing capital lease obligations	6,540	—	—
Non-cash financing activity:
Waiver of payment to QPL in exchange of Series A Redeemable Convertible Preferred Shares	—	7,500	—

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

On July 14, 2000, the Company offered 6,666,666 American Depositary Shares (“ADS”) representing 100,000,000 ordinary shares at $36.00 per ADS to the public and has the ADSs quoted on the Nasdaq Capital Market under the symbol “ASTT”. On September 17, 2007, the Company received a Nasdaq Staff Determination letter indicating that the Company’s market value of listed securities has been below $35,000,000 as required for continued inclusion by Marketplace Rule 4320(e)(2)(B) and that its American Depositary Shares are, therefore, subject to delisting. The Company was also notified by Nasdaq at that time that it does not comply with the minimum stockholders’ equity of $2,500,000 or net income from continuing operations of $500,000 in the most recently completed fiscal year or in two of the last three most recently completed fiscal years, which are also requirements for continued listing on the Nasdaq Capital Market. The Company has appealed the Staff Determination and has received a hearing date of November 1, 2007 for such appeal. At the hearing, the Company will be required to address the foregoing non-compliance with the Nasdaq listing rules. Nasdaq’s delisting action has been stayed, pending a final written determination by the Nasdaq Listing Qualifications Panel following the hearing.

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America.

The Company has experienced recurring net losses of $60.4 million, $42.4 million and $35.0 million for the years ended April 30, 2005, 2006 and 2007, respectively. As of April 30, 2006 and April 30, 2007, the Company had net liabilities of $49.1 million and $82.5 million, respectively, and an accumulated deficit of $306.2 million and $341.2 million, respectively. In response to current financial conditions, the Company has explored various means of obtaining additional financing, and on May 1, 2006, the Company entered into a financing agreement, as amended from time to time, with one of its customers to provide the Company $6.0 million of financing in the form of advance payments for assembly and test services, subject to certain conditions. The advance was made to the Company on June 9, 2006 and is included in accrued liabilities in the Company’s consolidated balance sheet as of April 30, 2007. The primary purpose of this financing was to purchase new equipment to support the customer’s production capacity demands. This financing bears no interest and is being repaid beginning in January 2007 by off-setting amounts against the Company’s receivables from its future sales to the customer up to a fixed maximum monthly amount, and to the extent the maximum amount exceeds the receivables from the Company’s sales to the customer in a given month, the difference shall be paid by the Company in cash. As of April 30, 2007, the outstanding balance on this customer financing was $4.0 million. In September 2006, ASAT Semiconductor (Dongguan) Limited (“ASAT China”), a wholly-owned subsidiary of the Company, obtained a revolving credit facility for $3.8 million with a term of one year, renewable after one year from a bank in China. On October 8, 2006, the Company drew down $2.5 million, and on April 30, 2007, the Company drew down the remaining balance of this revolving credit facility. In September 2007, ASAT China renewed $2.5 million of the credit facility for another year. As such, the entire borrowing of $3.8 million with regard to this revolving credit facility remains outstanding as of the date of this Annual Report. On August 23, 2007, the purchase money loan facility was amended to extend the maturity due date of the $10.0 million principal amount until April 30, 2009 and to extend the payment due date for interest payments (and interest on such interest) for March 31, 2006, June 30, 2006, September 30, 2006, December 31, 2006, March 31, 2007, June 30, 2007 and September 30, 2007 to become due on

ASAT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amount expressed in United States dollars unless otherwise stated)

October 31, 2007. On October 10, 2007, we amended the purchase money loan facility to extend the payment due date for interest including any penalty interest as required by the agreement. Interest that was due or will be due for payment on or before December 31, 2008 will be due and payable on December 31, 2008. In September 2007, ASAT China obtained a revolving credit facility of RMB 150 million (approximately US$ 20 million) with a term of one year. This facility is secured by certain trade receivables of ASAT China. This facility has not been drawn down as of the date of this Annual Report. The Company’s gross margin had improved as a result of achieving a lower cost structure after the migration of the entire manufacturing operations from Hong Kong to Dongguan, China. Management believes the cost structure will continue to improve during the course of localization. With the support of external financing, management believes that there are sufficient financial resources to meet the cash requirements for the next 12 months and the financial statements have been prepared on a going concern basis.

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

(k) Deferred charges

Deferred charges are fees and expenses directly related to the issuance of senior notes and other financing activities. Deferred charges attributable to the issuance of 9.25% senior notes are capitalized and amortized over the life of the notes. Deferred charges attributable to the issuance of the Series A Redeemable Convertible Preferred Shares (the “Series A Preferred Shares”) and the warrants issued in connection with such shares are capitalized and amortized over the expected life of the Series A Preferred Shares. Deferred charges attributable to the purchase money loan facility and the warrants issued in connection with such facility are capitalized and amortized over the life of the purchase money loan facility. Deferred charges, net of accumulated amortization, as of April 30, 2006, were $7.1 million as compared to $5.3 million as of April 30, 2007. Accumulated amortization as of April 30, 2006 and 2007 was $2.8 million and $4.6 million, respectively. Amortization of deferred charges included in interest expense for the years ended April 30, 2005, 2006 and 2007 was $0.9 million, $1.6 million and $1.8 million, respectively.

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

The diluted net loss per share was the same as the basic net loss per share for the years ended April 30, 2005, 2006 and 2007 as all potential ordinary shares including the stock options and warrants are anti-dilutive and are therefore excluded from the computation of diluted net loss per share.

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

(x) Stock-based compensation

Prior to May 1, 2006, the Company accounted for share-based compensation awarded to employees and directors in accordance with Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB No. 25”), and complied with the disclosure provisions of Statements of Financial Accounting Standards (“SFAS”) No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123”). Under APB No. 25, compensation cost is recognized based on the excess, if any, of the quoted market price of the Company’s stock over the amount an employee is required to pay to acquire the stock, as determined on the date the option is granted. Total compensation cost is recorded in shareholders’ equity as additional paid-in capital and deferred share-based compensation. Deferred share-based compensation is amortized on a straight-line basis and charged to expense over the vesting period of the underlying options.

Effective May 1, 2006, the Company adopted the fair value recognition provisions of SFAS No. 123 (revised 2004), “Share- Based Payment” (“SFAS No. 123(R)”), which revises SFAS No. 123, and supersedes APB No. 25. Under the fair value recognition provisions of SFAS No. 123(R), the Company is required to measure the cost of employee services received in exchange for stock-based compensation measured at the fair value of the award as of the grant date. Beginning May 1, 2006, the Company applied the modified prospective transition method, which requires the application of SFAS No. 123(R) for new grants and nonvested grants that were outstanding as of such date. The Company’s Consolidated Financial Statements as of and for the year ended April 30, 2007 reflect the impact of SFAS No.123(R). In accordance with the modified prospective transition method, the Company’s Condensed Consolidated Financial Statements for prior periods have not been restated to reflect, and do not include, the impact of SFAS No.123(R). The valuation provisions of SFAS No. 123 (R) apply to new grants and nonvested grants that were outstanding as of the effective date. For new grants, the Company will amortize stock-based compensation expenses on a straight-line basis over the requisite service period. Estimated compensation for nonvested grants that were outstanding as of the effective date are recognized over the remaining service period using the compensation estimated for the SFAS No. 123(R) pro forma disclosures. See Note 9 below for further details.

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

(aa) Recent Accounting Pronouncements

In July 2006, the FASB released FIN 48, Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement 109 (“FIN 48”). FIN 48 prescribes a comprehensive model for how a company should recognize, measure, present, and disclose in its financial statements uncertain tax positions that the company has taken or expects to take on a tax return (including a decision whether to file or not to file a return in a particular jurisdiction). Under FIN 48, the financial statements will reflect expected future tax consequences of such positions presuming the taxing authorities’ full knowledge of the position and all relevant facts, but without considering time values. FIN 48 is effective for annual periods beginning after December 15, 2006. We are in the process of assessing the impact of this recent accounting pronouncement.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.” This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. However, for some entities, the application of this Statement will change current practice. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007. Our management is in the process of evaluating the potential impact of this standard.

In February 2007, the FASB issued FAS 159, The Fair Value Option for Financial Assets and Financial Liabilities (“FAS 159”). FAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. FAS 159 is expected to expand the use of fair value measurement, which is consistent with the FASB’s long-term measurement objectives for accounting for financial instruments. FAS 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. FAS 159 does not affect any existing accounting literature that requires certain assets and liabilities to be carried at fair value. This Statement does not establish requirements for recognizing and measuring dividend income, interest income, or interest expense. This Statement does not eliminate disclosure requirements included in other accounting standards, including requirements for disclosures about fair value measurements included in FASB Statements No. 157, Fair Value Measurements, and No. 107, Disclosures about Fair Value of Financial Instruments. FAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007.

ASAT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amount expressed in United States dollars unless otherwise stated)

3. SUBSIDIARIES

Details of the Company’s principal consolidated subsidiaries as of April 30, 2006 and 2007 were as follows:

		Ownership Interest Attributable to the Company
Company Name	Place of Incorporation	2006	2007	Principal Activities
ASAT Limited (1)	Hong Kong	100%	100%	Sales, marketing and customer services and investment holding

Timerson Limited (2)	Hong Kong	100%	100%	Sales, marketing and customer services

ASAT, Inc.	California, United States	100%	100%	Sales, marketing and customer services

ASAT (Finance) LLC	Delaware, United States	100%	100%	Financial services

ASAT (Cayman) Limited	Cayman Islands	100%	100%	Investment holding

ASAT (S) Pte. Ltd.	Singapore	100%	100%	Sales, marketing and customer services

ASAT Korea Limited	Korea	100%	100%	Sales, marketing and customer services

ASAT GmbH	Germany	100%	100%	Sales, marketing and customer services

ASAT Semiconductor (Dongguan) Limited	People’s Republic of China	100%	100%	Assembly and test services for packaged integrated circuits

New ASAT (Finance) Limited	Cayman Islands	100%	100%	Financial services

(1)	With effect from July 31, 2006, the entire assembly and test operations of ASAT Limited were transferred to ASAT Semiconductor (Dongguan) Limited and ASAT Limited became the sales organization and corporate head office of the ASAT group.

(2)	With effect from September 30, 2006, the entire assembly and test operations of Timerson Limited were transferred to ASAT Semiconductor (Dongguan) Limited and Timerson Limited became dormant. Timerson Limited still holds a valid license for carrying out contract processing in China.

4. RELATED PARTY TRANSACTIONS

The Company undertook transactions with one of its major shareholders, QPL International Holdings Limited and its group companies (collectively known as “QPL”). As described below, QPL owned approximately 42.5%, 42.4% and 42.5% of the Company’s ordinary shares as of April 30, 2005, 2006 and 2007, respectively.

Major transactions with QPL during the years ended April 30, 2005, 2006 and 2007 are summarized as follows:

Purchase of materials—The Company purchased leadframes from QPL amounting to $24.1 million, $22.5 million and $9.6 million for the years ended April 30, 2005, 2006 and 2007, respectively.

ASAT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amount expressed in United States dollars unless otherwise stated)

The Company also purchased other raw materials from QPL amounting to $0.9 million, $0.4 million and $0.1 million for the years ended April 30, 2005, 2006 and 2007, respectively.

Rental expenses—The Company used to lease its Hong Kong office and manufacturing premises from QPL under a lease agreement which expired on March 31, 2007. The Company paid rental expenses to QPL of $2.6 million for the years ended April 30, 2005. On April 30, 2005, QPL completed the sale of ASAT’s leased facility from QPL to a third party that is unrelated to either party. The lease agreement with QPL has been transferred to this third party without any change in its terms and conditions. Subsequently, rental payments to the new landlord during the year ended April 30, 2006 were no longer classified as related party transactions.

Administrative and management services—The Company used the chemical wastage disposal services and repairs and maintenance services provided by QPL under a cost sharing agreement for the year ended April 30, 2005. The Company paid QPL services fees of $47 thousand for the year ended April 30, 2005. No such services were used for the years ended April 30, 2006 and 2007.

Provision of management information services—The Company provided management information services to QPL under a cost sharing agreement and received service income from QPL of $37 thousand, $7 thousand and nil for the years ended April 30, 2005, 2006 and 2007, respectively.

Provision of facility services—The Company provided building facility services to QPL under a cost sharing agreement and received service charges of $69 thousand, $12 thousand and nil for the years ended April 30, 2005, 2006 and 2007, respectively.

The amount due to QPL was unsecured and interest free.

On September 1, 2006, the Company’s board of directors appointed Tung Lok Li as Acting Chief Executive Officer. Mr. Li is Chairman of QPL, one of our principal shareholder groups, and a member of our board of directors. Mr. Li assumes his position for the interim period while the Company continues searching for a permanent Chief Executive Officer. While Mr. Li continues to serve as a member of the board of directors, his employment contract with us expressly prohibit him from entering into any related party transactions with QPL. On September 1, 2006, the board of directors appointed Joseph Martin as Executive Vice President of Sales and Marketing. Mr. Martin was Chief Executive Officer of QPL, one of our principal shareholder groups, and is a member of the board of directors. Mr. Martin resigned from his position with QPL effective September 1, 2006 to avoid any conflicts of interest with his current position at ASAT. On July 18, 2007, the board of directors appointed Kei Hong Chua as Chief Financial Officer. Mr. Kei Hong Chua succeeds his brother, Mr. Kei W. Chua, the former Acting Chief Financial Officer, a current member of the board of directors and a Partner of CCMP Capital Asia Pte. Ltd..

5. IMPAIRMENT OF PROPERTY, PLANT AND EQUIPMENT

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

For the year ended April 30, 2006, the Company recognized a total of $3.9 million non-cash impairment charges to write-off property, plant and equipment which could not be transferred to the Company’s new manufacturing facilities in Dongguan, China and which could not be sold. The $3.9 million non-cash impairment charges were recorded as operating expenses in the Company’s consolidated statements of operations for the year ended April 30, 2006.

No impairment charge was recorded in the Company’s consolidated statements of operations for the year ended April 30, 2007.

6. ACCOUNTS RECEIVABLE, NET

	2006	2007
	$’000	$’000
Accounts receivable	29,796	18,364
Less: Allowance for doubtful debts	(189)	(660)

	29,607	17,704

7. INVENTORIES

The components of inventories, net of the related reductions to the lower of cost or net realizable value, were as follows:

	2006	2007
	$’000	$’000
Raw materials	19,315	12,060
Work-in-progress	2,581	875
Finished goods	1,423	335

	23,319	13,270

Management continuously reviews slow-moving and obsolete inventories and assesses any inventory obsolescence based on inventory levels, material composition and expected usage as of that date. During the years ended April 30, 2005, 2006 and 2007, there were non-cash write-offs of specific inventories of $2.4 million, $1.8 million and $1.6 million, respectively.

8. RESTRICTED CASH

Restricted cash of $1.8 million as of April 30, 2007 represents a bank deposit securing the Company’s capital lease obligations. On 7 August, 2007, the lender and a subsidiary of the Company had agreed to release

ASAT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amount expressed in United States dollars unless otherwise stated)

$0.9 million of the bank deposit. As such $0.9 million of the restricted cash was classified as current assets as at 30 April 2007. See Note 14 for details of the capital lease.

9. PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net consisted of the following:

	2006	2007
	$’000	$’000
Plant and machinery	91,106	96,621
Leasehold improvements	31,113	31,044
Furniture and fixtures, computer and software, office equipment and motor vehicles	18,505	21,065
Loose toolings	6,515	6,863

	147,239	155,593
Less: Accumulated depreciation	(53,408)	(76,011)

	93,831	79,582

Included in the property, plant and equipment was equipment under capital leases at cost, after impairment charge, of $5.3 million less accumulated depreciation of $2.9 million as of April 30, 2007.

During the years ended April 30, 2005, 2006 and 2007, depreciation expenses amounted to $31.7 million, $26.9 million and $23.3 million, respectively.

As described in Note 5, the Company recorded impairment charges of $19.9 million, $3.9 million and nil, which were principally related to plant and machinery, furniture and fixtures and loose toolings, for the years ended April 30, 2005, 2006 and 2007, respectively.

10. SHORT-TERM BANK LOAN

During the year ended April 30, 2005, ASAT Semiconductor (Dongguan) Limited, the Company’s wholly owned subsidiary, entered into a loan agreement pursuant to which it borrowed $4.8 million from a Chinese bank. The loan bore an annual interest rate of 5.022% payable on a monthly basis and had a maturity date of February 28, 2006. Under the loan agreement, the Company had fully and unconditionally guaranteed the loan. The borrowings were applied to fund the capital expenditures in connection with the Company’s Phase II facility. In April 2005, a partial repayment of the principal in the amount of $604 thousand was made. During the year ended April 30, 2006, the remaining $4.2 million was repaid.

In September 2006, ASAT Semiconductor (Dongguan) Limited obtained a revolving credit facility for $3.8 million with a term of one year. On October 8, 2006, ASAT Semiconductor (Dongguan) Limited drew down $2.5 million, and on April 30, 2007, ASAT China drew down the remaining balance of this revolving credit facility. In September 2007, ASAT China rolled over the original $2.5 million for another year. All of which remains outstanding as of the date of this Annual Report.

ASAT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amount expressed in United States dollars unless otherwise stated)

11. ACCRUED LIABILITIES

Accrued liabilities consisted of the following:

	2006	2007
	$’000	$’000
Accrued employee costs	1,510	720
Accrued severance payments and long service payments	4,835	565
Accrued vacation pay	775	262
Accrued senior notes interest and purchase money loan interest	3,935	3,515
Accrued deferred financing costs	110	10
Accrued legal and professional fees	949	1,755
Accrued litigation settlement (Note a)	1,871	1,621
Deferred revenue	1,047	10
Down payment received	1,020	735
Accrued value added tax and individual income tax	1,063	1,230
Accrued royalty expenses	734	217
Advance received from a customer (Note b)	—	4,000
Provision for taxation (Note c)	—	1,162
Accrued rental expense	—	2,549
Other accrued expenses	5,849	4,094

	23,698	22,445

Notes:

(a)	The amount represents a settlement to be made in the form of cash, rebates on future business associated with a settlement agreement with Freescale Semiconductor, Inc. that was executed in July 2005 and was filed with the Court on July 18, 2005. During the fiscal year ended April 30, 2006 and 2007, the Company paid $1.75 million and $0.25 million, respectively, in cash to Freescale Semiconductor, Inc. (“Freescale”) and also issued a 5-year warrant to Freescale for $1.75 million to purchase 10,937,500 ordinary shares, which is equivalent to 729,166 ADSs, initially exercisable at a price of $0.16 per ordinary share (equivalent to $2.40 per ADS) (Note 22) in connection with this settlement.

(b)	On May 1, 2006, the Company entered into a financing agreement, as amended from time to time, with one of its customers to provide the Company $6.0 million of financing in the form of advance payments for assembly and test services, subject to certain conditions. The advance was made to the Company on June 9, 2006 and is included in accrued liabilities in the Company’s consolidated balance sheet as of April 30, 2007. The primary purpose of this financing was to purchase new equipment to support the customer’s production capacity demands. This financing bears no interest and is being repaid beginning in January 2007 by off-setting amounts against the Company’s receivables from its future sales to the customer up to a fixed maximum monthly amount, and to the extent the maximum amount exceeds the receivables from the Company’s sales to the customer in a given month, the difference shall be paid by the Company in cash.

(c)	The amount for the period ended April 30, 2007 represents provision for the Hong Kong profits tax concerning a tax dispute for the fiscal year 2000.

12. PURCHASE MONEY LOAN FACILITY

On July 31, 2005, the Company entered into agreements for a private financing of $30 million with JPMP Master Fund Manager, L.P. related funds (“JPMP”) and QPL, two of the Company’s principal shareholder groups, in the form of a $15 million preferred share financing (Note 15) and a $15 million purchase money loan

ASAT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amount expressed in United States dollars unless otherwise stated)

facility. The purchase money loan facility from Asia Opportunity Fund, L.P., an affiliate of JPMP, and related funds, provides for up to $15 million of loans which can be borrowed in two tranches, in the amount of up to $10 million and up to $5 million, respectively, each in the event that the Company’s cash position falls below $10 million. The loans may be drawn during a 15 month drawdown period starting from the date of the agreement, subject to the Company’s compliance with certain conditions. Each tranche has a maturity of two years from the time of borrowing and bears interest at the rate of 15% per annum, with interest to be paid on a quarterly basis. In October 2005, in connection with the closing of the Company’s sale of Series A Redeemable Convertible Preferred Shares, the Company issued five-year warrants for a total of 5 million ordinary shares (equivalent to 0.3 million ADSs) exercisable at a price of $0.01 per share (equivalent to $0.15 per ADS) as an arrangement fee for the loan agreement.

On January 25, 2006, we borrowed the first $10.0 million tranche of funding under the purchase money loan facility. In return for drawing upon the first tranche, we issued the lenders under the purchase money loan facility warrants to purchase an aggregate of 15,668,170 ordinary shares, which is the equivalent of 1,044,544 ADSs, exercisable at a price of $0.01 per ordinary share (equivalent to $0.15 per ADS), as well as paid a commitment fee of $850,000 on a pro rata basis to the lenders that funded the first tranche. In each case, the warrants are exercisable for five years from the date of issuance. On July 31, 2007, the second $5.0 million tranche commitment expired and was not drawdown. Therefore, the remaining second tranche of $5 million is no longer available to the Company.

On August 23, 2007, the Company amended the purchase money loan facility to extend the maturity due date of the $10.0 million principal amount until April 30, 2009 and to extend the payment due date for interest payments (and interest on such interest) for March 31, 2006, June 30, 2006, September 30, 2006, December 31, 2006, March 31, 2007, June 30, 2007 and September 30, 2007 to become due on October 31, 2007. In return for amending the purchase money loan facility, the Company agreed to issue to the lenders under the purchase money loan facility warrants exercisable, in the aggregate, for a total of approximately 4.9% of the Company’s total outstanding ordinary shares on a fully diluted basis (inclusive of ordinary shares issuable upon exercise of warrants to the holders themselves and which the Company will grant to the eligible holders of our 9.25% senior notes due 2011). The warrants will have an exercise price of $0.01 per ordinary share and will expire on February 1, 2011, subject to adjustment as provided in the warrants and the other terms and conditions contained therein. These warrants and the ordinary shares into which they will be exercisable are not registered under the Securities Act of 1933, or any state securities laws, and will be sold in a private transaction under Regulation D and Regulation S. Unless the warrants and ordinary shares are registered in the future, they may not be offered or sold in the United States except pursuant to an exemption from the registration requirements of the Securities Act and applicable state laws.

On October 10, 2007, the Company amended the purchase money loan facility to extend the payment due dates for the interest, including any penalty interest as required by the agreement. Interest that was due or will be due for payment on or before December 31, 2008 will be due and payable on December 31, 2008. As at April 30, 2007, the accrued interest payable was $2,085,833 and this has been classified as other long-term payable.

The purchase money loan facility is unsecured and contains various affirmative and negative covenants binding on us and our subsidiaries, including limitations on our and our subsidiaries’ ability to incur indebtedness, grant liens on assets, pay dividends and enter into transactions with affiliates. In addition, the Company will be required to repay the loans with the net proceeds of certain issuances of equity and debt and certain asset sales. The Company has agreed to file a registration covering the resale of shares issuable upon exercise of the warrants described above.

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

14. CAPITAL LEASE OBLIGATIONS

During the fiscal year ended April 30, 2005, the Company sold certain equipment for $6.5 million. The equipment was leased back from the purchaser (the “purchaser-lessor”) under leases pursuant to which the Company is required to pay to the purchaser-lessor on a quarterly basis the greater of (i) a lease payment based on the reported usage of the equipment or (ii) a minimum commitment. The initial terms of the leases expire upon the earlier of the date that the committed usage has been achieved under the leases or 14 quarters after the lease commencement date. In connection with the sale-leaseback, the Company recognized a gain of approximately $115 thousand on disposal of fixed assets, which is being deferred and amortized in the consolidated statement of operations against depreciation expenses over the term of the leases.

At the inception of the lease, the Company paid to the purchaser-lessor a deposit and prepaid rent amount of $1.6 million. As of April 30, 2007 and 2006, the amount of this deposit classified as other non-current assets in consolidated balance sheets is $0.7 million and $1.6 million, respectively.

ASAT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amount expressed in United States dollars unless otherwise stated)

At the end of each of the initial lease terms, the Company has an option to (i) return all the equipment to the purchaser-lessor; (ii) purchase all the equipment at price based on the then fair market values of the equipment; or (iii) extend the lease terms by two additional quarters and purchase the equipment at the price of $1,000 for each piece of equipment. Pursuant to these sale-leaseback arrangements, the purchaser-lessor entered into a separate term loan facility agreement for up to $5.0 million with a bank in Hong Kong (the “Lender”). Upon demand by the Lender, the Company and one of its subsidiaries fully and unconditionally guaranteed the obligations of the purchaser-lessor under the $5.0 million term loan facility. The Company believes that this guarantee (the “Guarantee”) has the characteristics set forth in Financial Accounting Standards Board (“FASB”) Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”, which requires initial recognition of the guarantee at fair value upon its inception. Nonetheless, the fair value of the Guarantee is considered to be insignificant given the risk of loss on such Guarantee at the date of its inception and, therefore, no amount was recognized in the consolidated financial statements on the inception date.

On March 31, 2006, the Company deposited $3.3 million in cash with the Lender as collateral for the Guarantee obligations. In consideration thereof, the Lender released the Company and one of its subsidiaries from the Guarantee. The Lender will return the deposit to the Company upon repayment of the term loan facility by the purchaser-lessor. The deposit is classified as restricted cash in the consolidated balance sheets as of April 30, 2007 and April 30, 2006. On February 12, 2007, an agreement had been reached between the Company and the Lender to return $1.5 million of the $3.3 million deposit. On August 7, 2007, the Lender agreed to further return $0.9 million. As such $0.9 million of the restricted cash had been classified from non-current asset to current asset.

Future minimum lease payments under capital lease obligations as of April 30, 2007 are as follows:

	Equipment	Motor vehicle	Total
	$’000	$’000	$’000
Fiscal year ending April 30:
2008	1,844	15	1,859
2009	730	15	745
2010	—	15	15
2011	—	3	3

Total minimum lease payments	2,574	48	2,622
Less: Amounts representing interest	35	7	42

Present value of minimum payments	2,539	41	2,580
Current portion	1,809	13	1,822

Non-current portion	730	28	758

15. SERIES A REDEEMABLE CONVERTIBLE PREFERRED SHARES

On July 31, 2005, the Company entered into agreements for a private financing of $30 million with JPMP and QPL, two of the Company’s principal shareholder groups, in the form of a $15 million preferred share financing and a $15 million purchase money loan facility (Note 12). The preferred share financing provided for the issuance and sale of 300,000 Series A Preferred Shares for a total price of $15 million and the issuance of five-year warrants for a total of 20 million ordinary shares (equivalent to 1.3 million ADSs) exercisable at a price of $0.01 per share (equivalent to $0.15 per ADS), of which warrants for a total of 5 million ordinary shares (equivalent to 0.3 million ADSs) were issued as an arrangement fee. The securities purchase agreement for the Series A Preferred Share financing was amended and restated on October 27, 2005 to, among other things, add

ASAT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amount expressed in United States dollars unless otherwise stated)

Olympus-ASAT II, L.L.C. (“Olympus”), as a party. The preferred share financing closed on October 27, 2005. Half of this $15.0 million of financing was provided by JPMP related funds and Olympus, and half of the financing was provided by QPL and/or its affiliates. Each Series A Preferred Share issued pursuant to the agreements is convertible at the option of the holder into ordinary shares at an initial conversion price equal to $0.09 per ordinary share (equivalent to $1.35 per ADS), but will be reset on October 31, 2006 to 80% of the average trading price per share equivalent of the Company’s ordinary shares during the preceding three months if such amount is below the conversion price of $0.09 per ordinary share (equivalent to $1.35 per ADS), subject to a floor of $0.065 per ordinary share (equivalent to $0.975 per ADS). The conversion price and ratio shall be proportionally adjusted for share splits, dividends, re-combinations and similar events. Subject to certain exceptions specified in the Company’s restated articles of association, the conversion price will also be adjusted on a weighted-average basis in the event of any future issuance of ordinary shares or securities convertible, exchangeable or exercisable into ordinary shares, subject to certain exceptions, for no consideration or for consideration per share less than the then-effective conversion price applicable to the Series A Preferred Shares, as determined based on the average closing prices of the Company’s ADSs for a thirty-day trading period ending three days prior to the date of determination.

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

In connection with this financing agreement, the Company issued to the shareholder groups, other than Olympus, as an arrangement fee, warrants to purchase 5,000,000 ordinary shares, which is the equivalent of 333,333 ADSs, exercisable at a price of $0.01 per ordinary share (equivalent to $0.15 per ADS). Simultaneous with the issuance and sale of the Series A Preferred Shares under the financing agreement, the Company issued additional five-year warrants to purchase an aggregate of 15,000,000 ordinary shares, which is the equivalent of 1,000,000 ADSs, exercisable at a price of $0.01 per ordinary share (equivalent to $0.15 per ADS). The warrants are exercisable for five years from the closing date of the securities purchase agreement.

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

On March 15, 2006, the Company paid the semiannual dividend of $743 thousand due on its outstanding Series A Preferred Shares. The Company paid the dividend in its ordinary shares, issued 11.15 ordinary shares

ASAT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amount expressed in United States dollars unless otherwise stated)

per Series A Redeemable Share and 3,345,054 ordinary shares in the aggregate to members of the investor group and Everwarm Limited, a wholly-owned subsidiary of QPL. On September 15, 2006, the Company paid semiannual dividend due on our outstanding Series A Preferred Shares. the Company paid the dividend in our ordinary shares, issuing 36.73 ordinary shares per Series A Preferred Share and 11,020,338 ordinary shares in the aggregate to members of the investor group and Everwarm Limited, a wholly owned subsidiary of QPL, and issuing 9.97 ordinary shares per Series A Preferred Share and 97,706 ordinary shares in the aggregate to holders of Series A Preferred Shares who subscribed to our rights offering, all in accordance with the terms of our Series A Preferred Shares. On March 15, 2007, the Company paid semiannual dividend due on the outstanding Series A Preferred Shares. the Company paid the dividend in our ordinary shares, issuing 26.74 ordinary shares per Series A Preferred Share and 8,021,906 ordinary shares in the aggregate to members of the investor group and Everwarm Limited, and issuing 26.74 ordinary shares per Series A Preferred Share and 262,025 ordinary shares in the aggregate to holders of Series A Preferred Shares who subscribed to the rights offering, all in accordance with the terms of our Series A Preferred Shares. On September 15, 2007, the Company paid semiannual dividend due on our outstanding Series A Preferred Shares. The Company paid the dividend in ordinary shares, issuing 84.84 ordinary shares per Series A Preferred Share and 25,452,045 ordinary shares in the aggregate to members of the investor group and Everwarm Limited, and issuing 84.84 ordinary shares per Series A Preferred Share and 825,876 ordinary shares in the aggregate to holders of Series A Preferred Shares who subscribed to the rights offering, all in accordance with the terms of our Series A Preferred Shares.

Under the securities purchase agreement, the Company undertook a rights offering of the Series A Preferred Shares and warrants for the benefit of existing shareholders other than the purchasers of the Series A Preferred Shares and certain other shareholders that have agreed to waive participation in the rights offering. This rights offering was completed on July 28, 2006 and 9,799 shares were subscribed.

The Company has also agreed to file a registration statement covering the resale of the shares issuable upon exercise of the Series A Preferred Shares and warrants described above.

16. OTHER INCOME, NET

Other income, net consisted of the following:

	2005	2006	2007
	$’000	$’000	$’000
Interest income	639	394	366
(Loss) gain on disposal of property, plant and equipment	(136)	14	(173)
Reversal of previously accrued write-off of ASAT S.A. (Note a)	—	2,323	—
Rental income	4	—	—
Others, net	181	707	450

	688	3,438	643

Note:

(a)	The amount represented the accrual for potential claims which could have arisen from the winding up of ASAT S.A. In December 2000, the Company exercised the option to acquire ASAT S.A. in Nancy, France from QPL for $20.0 million and the acquisition became effective in January 2001. Accounted for under the purchase method, ASAT S.A. has become a wholly-owned subsidiary of the Company.

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

17. INCOME TAXES

Income is subject to taxation in the various countries in which the Company and its subsidiaries operate. The (loss) income before income taxes by geographical locations was as follows:

	2005	2006	2007
	$’000	$’000	$’000
Hong Kong	(62,244)	(39,436)	(44,551)
United States	795	(686)	(6,951)
Germany and other countries	1,772	(2,958)	17,726

	(59,677)	(43,080)	(33,776)

The (provision) benefit for income taxes by geographical location were as follows:

	2005	2006	2007
	$’000	$’000	$’000
Current:
Hong Kong	—	—	(1,264)
United States	(691)	665	—
Others	(57)	(16)	—
Deferred:
Hong Kong	—	—	—

	(748)	649	(1,264)

An analysis of the Company’s deferred tax liabilities and deferred tax assets as of April 30, 2006 and 2007 was as follows:

	2006	2007
	$’000	$’000
Deferred tax liabilities:
Temporary differences arising from depreciation and amortization	(8,681)	(5,944)

Total gross deferred tax liabilities	(8,681)	(5,944)
Deferred tax assets:
Reserves and accruals not currently deductible	176	229
Net operating losses carried forward	32,048	39,254

Total gross deferred tax assets	32,224	39,483

Net deferred tax assets	23,543	33,539
Less: valuation allowance	(23,543)	(33,539)

	—	—

ASAT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amount expressed in United States dollars unless otherwise stated)

The Company provided a full valuation allowance against the deferred tax assets of the subsidiaries in both the United States and Hong Kong as of April 30, 2006 and 2007 due to the uncertainty surrounding the realizability of these benefits in future tax returns.

The reconciliation of the effective tax rate of the Company to the Hong Kong profits tax rate (the principal tax jurisdiction of the Company) was as follows:

	2005	2006	2007
Hong Kong profits tax rate	17.5%	17.5%	17.5%
Tax effect of difference in Hong Kong and United States tax rates	(0.6)	0.8	1.0
Tax effect of difference in Hong Kong and Germany tax rates	(0.2)	—	—
Non-taxable interest/other income	0.2	1.1	0.2
Income not subject to taxation	(0.8)	(1.9)	1.2
Non-deductible expenses	(7.6)	(2.0)	(0.2)
Change in valuation allowance	(9.5)	(17.3)	(23.4)
Utilization of tax losses previously not recognized	—	—	2.8
Reversal of valuation allowance	—	0.6	—
Overpayment of U.S. tax	—	1.5	—
Under-provision of Hong Kong taxation in prior years	—	—	(3.7)
Others, net	(0.3)	1.2	0.9

Effective tax (expense) benefit rate	(1.3)%	1.5%	(3.7)%

As of April 30, 2007, the Company had available Hong Kong operating loss carryforwards of $207.2 million which, subject to the agreement by the Hong Kong Inland Revenue Department, can be carried forward indefinitely to offset against operating income arising in the future. From its operation in the United States, it had available United States federal net operating loss carryforwards of approximately $9.4 million which, subject to agreement by the Internal Revenue Service, expires from 2011 to 2024. The extent to which the loss carryforwards can be used to offset future taxable income to taxes may be limited, depending on the extent of ownership changes within any three-year period as provided by Section 382 of the Internal Revenue Code and applicable California state tax law.

On December 8, 2006, ASAT Limited, a subsidiary of the Company, received an additional tax assessment from the Hong Kong Inland Revenue Department (“HKIRD”) with respect to the deductibility of certain expenses for Hong Kong Profits Tax purposes for fiscal year 2000/2001. Queries were raised by the HKIRD concerning the deductibility of interest expenses related to certain borrowings of ASAT Limited for Profits Tax purposes in order to assess whether the related borrowings were used towards revenue-generating activities. The assessment requires ASAT Limited to pay HK$18.8 million (approximately US$2.4 million) by January 12, 2007. On December 29, 2006, ASAT Limited filed an objection to the HKIRD for the full amount. On January 29, 2007, ASAT Limited filed a request to the HKIRD to reconsider its holdover claim and on January 30, 2007, the HKIRD had offered ASAT Limited an unconditional holdover, i.e. waiver, for 50% of the total tax in dispute (approximately HK$9.4 million or US$1.2 million). Although the case is not yet concluded and ASAT Limited is still required to provide further evidence to the HKIRD showing that the borrowings were used towards revenue-generating activities and therefore, the consequential interest expenses will be deductible for tax purposes, HKIRD had requested ASAT Limited to make prepayment for the remaining 50% of the total tax in dispute. On January 31, 2007, ASAT Limited filed a proposal to HKIRD for installment payments for the remaining HK$9.4 million (approximately US$1.2 million) tax in dispute and the proposal was accepted on March 27, 2007. As of the date of this report, ASAT Limited has made installment payments of approximately HK$3.1 million (approximately US$0.4 million) to the HKIRD. As the result of the final tax liability, if any, will

ASAT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amount expressed in United States dollars unless otherwise stated)

depend upon the quality of the evidence that ASAT Limited can provide and ASAT Limited is still in the process of gathering information to address the queries, ASAT Limited had recorded a provision of US$1.2 million for the amount of tax in dispute as at April 30, 2007. If the HKIRD accepts the evidence provided, the installment payments made shall be refunded.

18. COMMON STOCK

	2006	2007
	$’000	$’000
Authorized:
2,999,000,000 (2006—2,999,000,000) ordinary shares of $0.01 each	29,990	29,990

Issued:
711,401,844 (2006—689,859,869) ordinary shares of $0.01 each	6,899	7,114

Outstanding:
704,348,844 (2006—682,806,869) ordinary shares of $0.01 each	6,828	7,043

No repurchase of ADSs occurred for the years ended April 30, 2005, 2006 and 2007.

In a private placement transaction took place in October 1999, the Company issued 155,000 units consisting of 155,000 warrants to purchase ordinary shares of ASAT Holdings Limited and $155,000,000 aggregate principal amount of 12.5% senior notes due 2006 of ASAT (Finance) LLC, all of which notes were redeemed on February 25, 2004 and are no longer outstanding. Each warrant entitles the holder, subject to specific conditions, to subscribe for 114.19 ordinary shares of ASAT Holdings Limited at an exercise price of $0.39 per share, with both the exercise price and the number of ordinary shares issuable upon exercise subject to adjustment under specified circumstances. As a result of a share dividend of 47 ordinary shares for each outstanding share undertaken contemporaneously with the completion of the Company’s offering of ADSs on July 14, 2000, the total number of ordinary shares of ASAT Holdings Limited issuable upon exercise of the warrants was adjusted from 371,132 shares to 17,699,450 shares, and the exercise price for the warrants was adjusted from $18.6 per ordinary share to $0.39 per ordinary share. The warrants are exercisable at any time on or after November 1, 2001 and will expire on November 1, 2006. The warrants do not provide the holders any voting rights but the shares to be issued upon exercise of the warrants will be voting shares.

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

Pursuant to the securities purchase agreement with JPMP related funds, QPL and Olympus which closed on October 27, 2005, the Company issued 300,000 units Series A Preferred Shares for a total price of $15 million. In connection with this securities purchase agreement, the Company has issued to the shareholder groups, other than Olympus, as an arrangement fee, warrants to purchase 5,000,000 ordinary shares, which is the equivalent of 333,333 ADSs, exercisable at a price of $0.01 per ordinary share (equivalent to $0.15 per ADS). Simultaneous with the issuance and sale of the Series A Preferred Shares under the securities purchase agreement, the Company issued additional five-year warrants to purchase an aggregate of 15,000,000 ordinary shares, which is

ASAT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amount expressed in United States dollars unless otherwise stated)

the equivalent of 1,000,000 ADSs, exercisable at a price of $0.01 per ordinary share (equivalent to $0.15 per ADS). The warrants are exercisable for five years from the closing date of the securities purchase agreement.

The Company engaged independent appraisers to assess the fair value of the warrants referenced above . The fair value of the warrants was estimated to be approximately $1.2 million as of October 31, 2005. The fair value of the warrants was deducted from the gross proceeds from the issuance of the $15 million Series A Preferred Shares financing and was allocated to additional paid-in capital upon the issuance of the Series A Preferred Shares on October 27, 2005.

In connection to the purchase money loan facility, the Company issued to the administrative agent, as an arrangement fee, warrants to purchase an aggregate of 5,000,000 ordinary shares, which is the equivalent of 333,333 ADSs, exercisable at a price of $0.01 per ordinary share (equivalent to $0.15 per ADS). The Company engaged an independent appraiser to assess the fair value of the warrants and the fair value was estimated to be approximately $692 thousand. The fair value of the warrants was capitalized as deferred charges and amortized over the life of the purchase money loan facility. The fair value of the warrants was also credited to additional paid-in capital upon the effectiveness of the purchase money loan facility on October 27, 2005.

On January 25, 2006, the Company borrowed the first $10.0 million tranche of funding under the purchase money loan facility and issued five-year warrants for a total of 15,668,170 ordinary shares, which is the equivalent of 1,044,544 ADSs, exercisable at a price of $0.01 per ordinary share (equivalent to $0.15 per ADS), the warrants are exercisable for five years from the date of issuance. The Company estimated the fair value of these warrants to be approximately $3.2 million. The fair value of the warrants and commitment fees was deducted from the gross proceeds of the $10.0 million purchase money loan and amortized over the life of the purchase money loan.

On March 15, 2006, the Company paid the semiannual dividend of $743 thousand due on its outstanding Series A Preferred Shares. The Company paid the dividend in its ordinary shares, issuing 11.15 ordinary shares per Series A Preferred Share and 3,345,054 ordinary shares in the aggregate to members of the investor group and Everwarm Limited, a wholly-owned subsidiary of QPL. On September 15, 2006, the Company paid semiannual dividend due on our outstanding Series A Preferred Shares. the Company paid the dividend in our ordinary shares, issuing 36.73 ordinary shares per Series A Preferred Share and 11,020,338 ordinary shares in the aggregate to members of the investor group and Everwarm Limited, a wholly owned subsidiary of QPL, and issuing 9.97 ordinary shares per Series A Preferred Share and 97,706 ordinary shares in the aggregate to holders of Series A Preferred Shares who subscribed to the Company’s rights offering, all in accordance with the terms of the Series A Preferred Shares. On March 15, 2007, the Company paid semiannual dividend due on the outstanding Series A Preferred Shares. the Company paid the dividend in the ordinary shares, issuing 26.74 ordinary shares per Series A Preferred Share and 8,021,906 ordinary shares in the aggregate to members of the investor group and Everwarm Limited, and issuing 26.74 ordinary shares per Series A Preferred Share and 262,025 ordinary shares in the aggregate to holders of Series A Preferred Shares who subscribed to our rights offering, all in accordance with the terms of the Series A Preferred Shares.

Effective at the close of business on December 22, 2006, the Company effected an adjustment to the ADS to ordinary share ratio from a ratio of one ADS for every five ordinary shares to a ratio of one ADS for every fifteen ordinary shares. All ADS and per ADS amounts contained in this report have been restated to reflect the adjustment to our ADS ratio.

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

Prior to May 1, 2006, the Company provided the disclosures required under APB No. 25 and SFAS No. 123. APB No. 25 accounted for stock-based compensation awarded to employees using the intrinsic value method supplemented by pro forma disclosures in accordance with APB 25 and SFAS No. 123. If the Company had accounted for its stock option plan by recording compensation based on the fair value at grant date for such awards consistent with the method of SFAS No. 123, the Company’s net loss and net loss per share would have been increased to the pro forma amounts for the year as follows:.

	2005	2006
	$’000	$’000
Net loss
Net loss, as reported	(60,425)	(43,907)
Add: stock-based employee compensation reversal as included in the reported net loss, net of tax effect	133	(186)
Deduct: stock-based employee compensation expense determined under fair value based method for all rewards, net of tax effect	(4,363)	(1,342)
Net loss, pro forma	(64,655)	(45,435)

Net loss per ordinary share (dollars per share):
—Basic	(0.09)	(0.06)
—Diluted	(0.09)	(0.06)

Pro forma net loss per ordinary share (dollars per share):
—Basic	(0.10)	(0.07)
—Diluted	(0.10)	(0.07)

Effective May 1, 2006, the Company adopted SFAS No. 123(R). Under the fair value recognition provisions of SFAS No. 123(R), the Company is required to measure the cost of employee services received in exchange for stock-based compensation measured at the fair value of the award as of the grant date. Beginning May 1, 2006, the Company applied the modified prospective transition method, which requires the application of SFAS No. 123(R) for new grants and nonvested grants that were outstanding as of such date. The Company’s Consolidated Financial Statements as of April 30, 2007 reflect the impact of SFAS No. 123(R). In accordance with the modified prospective transition method, the Company’s Consolidated Financial Statements for prior periods have not been restated to reflect, and do not include, the impact of SFAS No. 123(R). The valuation provisions of SFAS No. 123(R) apply to new grants and nonvested grants that were outstanding as of the effective date. For new grants, the Company will amortize stock-based compensation expenses on a straight-line basis over the requisite service period. Estimated compensation for nonvested grants that were outstanding as of the effective date were recognized over the remaining service period using the compensation estimated for SFAS No. 123(R) pro forma disclosures.

SFAS No. 123(R) requires that the deferred stock-based compensation on the Condensed Consolidated Balance Sheet on the date of adoption be netted against additional paid-in capital. As of April 30, 2006, there was a balance of $63 thousand of deferred stock-based compensation that was netted against additional paid-in capital on May 1, 2006.

The fair value of stock-based compensation awards is determined using the Black-Scholes option pricing model, which is consistent with the valuation techniques previously utilized for options in footnote disclosures required under SFAS No. 123. The determination of the fair value of stock-based compensation awards on the

ASAT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amount expressed in United States dollars unless otherwise stated)

date of grant using an option-pricing model is affected by the Company’s stock price as well as assumptions regarding a number of complex and subjective variables, including the expected volatility of the Company’s stock price over the term of the awards, actual and projected employee stock option exercise behaviors, risk-free interest rate and expected dividends. The assumptions used to value stock-based compensation awards for the year ended April 30, 2005, 2006 and 2007 are as follows:

	2005	2006	2007
Risk-free interest rate	3.67%	4.71%	4.67%
Expected life (years)	4	4	4
Expected stock volatility	67%	101%	93%
Dividend yield	0%	0%	0%

Expected life represents the weighted average period of time that stock-based awards granted are expected to be outstanding giving consideration to historical exercise patterns. Expected stock volatilities are based on historical volatilities of the Company’s stock price. Risk-free rate is based on U.S. Treasury zero-coupon issues with remaining terms similar to the expected term on the stock-based awards. The Company does not anticipate paying any cash dividends in the foreseeable future.

Changes in subjective input assumptions can materially affect the fair value estimate. In the opinion of the Company’s management, the existing model may not necessarily provide a reliable single measure of the fair value of the stock options.

Total stock-based compensation recognized in cost of sales, selling, general and administrative expenses on the Company’s Consolidated Statements of Operations for the year ended April 30, 2007 was $888 thousand.

Stock option activity related to the Company’s stock options for the year ended April 30, 2005, 2006 and 2007 is summarized as follows (stated in American Depositary Share, or ADS, equivalents based on fifteen ordinary shares per ADS:

	Outstanding Options
	Number of ADS options	Weighted-average exercise price per ADS
Outstanding at April 30, 2004	3,811,806	$6.24

Granted	743,225	$3.66
Cancelled	(645,476)	$6.54
Exercised	(97,617)	$2.40

Outstanding at April 30, 2005	3,811,938	$5.79

Granted	772,939	$2.46
Cancelled	(1,707,298)	$5.91
Exercised	(68,309)	$1.59

Outstanding at April 30, 2006	2,809,270	$4.92

Granted	473,715	$1.64
Cancelled	(1,290,439)	$5.94
Exercised	(142,667)	$1.53

Outstanding at April 30, 2007	1,849,879	$3.66

ADS options exercisable at:
April 30, 2005	2,553,824	$5.91
April 30, 2006	1,789,527	$5.70
April 30, 2007	1,234,137	$4.37

ASAT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amount expressed in United States dollars unless otherwise stated)

The aggregate intrinsic value was calculated as the difference between the exercise price of the underlying awards and the quoted price of the Company’s ADSs that were in-the-money at April 30, 2007. During the year ended April 30, 2005, 2006 and 2007, the aggregate intrinsic value of options exercised were $290,868, $88,512 and $94,565, respectively, determined as of the date of option exercise.

The weighted average grant-date fair value of options granted in the year ended April 30, 2005, 2006 and 2007 was $1.96, $1.79 and $1.13, respectively.

The following table presents a summary of the status of the Company’s nonvested stock options as of April 30, 2006, and changes during the year ended April 30, 2007 (stated in ADS equivalents based on fifteen ordinary shares per ADS):

	Number of ADS options	Weighted-average fair value per ADS at grant date
Nonvested at April 30, 2006	1,019,813	$2.31
Granted	473,715	$1.13
Vested	(521,563)	$3.24
Forfeited	(356,223)	$3.07

Nonvested at April 30, 2007	615,742	$1.52

As of April 30, 2007, there was approximately $1.0 million of unrecognized compensation cost related to nonvested stock options. The cost is expected to be recognized over a weighted average period of 2.6 years.

The options generally vest over four years and expire ten years from the date of grant or within three months of termination of employment.

The following table summarizes information about stock options issued under the plan described above that are outstanding and exercisable as of April 30, 2007:

Options outstanding				Options exercisable
Range of exercise price	Number of ADS options	Weighted-average exercise price	Weighted-average contractual life (years)	Number of ADS options	Weighted-average exercise price
$1.17 – $2.88	619,340	$1.70	8.57	233,236	$1.70
$2.97 – $4.95	1,129,894	$3.91	7.01	907,631	$4.13
$5.91 – $9.15	74,165	$7.33	6.91	66,790	$7.47
$12.75 – $12.93	8,000	$12.75	3.81	8,000	$12.75
$23.07 – $36.00	18,480	$34.82	3.21	18,480	$34.82

Total	1,849,879			1,234,137

20. EMPLOYEE BENEFIT PLAN

The aggregate employers’ contributions which have been made were as follows:

	2005	2006	2007
	$’000	$’000	$’000
Employers’ contributions	1,392	1,343	682

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

In addition, ASAT, Inc. has a 401(k) plan which covers all employees with six months or more of service. Employees who participate in the plan may contribute a portion of their salaries up to a limit specified by law. The Company’s contribution to the plan is based on the percentage of contribution by the employee of the individual employee’s monthly basic salary, whereby the Company’s contributions to the plan for the years ended April 30, 2005, 2006 and 2007 were $150 thousand, $123 thousand and $42 thousand respectively.

21. REORGANIZATION EXPENSES

During the years ended April 30, 2005, 2006 and 2007, as part of the transition to China, the Company incurred $0.9 million, $4.7 million and $2.5 million, respectively, of reorganization expenses for the lay-off of approximately 300, 1,000 and 370 employees, respectively, who primarily served in the manufacturing functions in Hong Kong operations.

22. FACILITIES AND RELOCATION CHARGES

For the years ended April 30, 2006 and 2007, the Company incurred facilities and relocation charges of $1.1 million and $3.0 million, respectively, in connection with the transfer of its assembly and test operations from Hong Kong to Dongguan, China.

23. LITIGATION SETTLEMENT

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

In July 2005, the Company entered into a formal settlement agreement and mutual release with Motorola and Freescale, the former semiconductor products division of Motorola, to fully and finally compromise, settle and discharge the claims, controversies, demands and disputes between the parties. The formal written settlement agreement was executed in July 2005 and was filed with the Court on July 18, 2005. Under the settlement agreement and mutual release, the Company agreed to pay Freescale a total of $2.0 million in cash. The Company also agreed to provide Freescale with a rebate of 20% on all future products sales and services invoiced by the Company to Freescale until the aggregate amount of the rebate provided to Freescale by the Company totals $1.75 million. This 20% rebate will not expire until the maximum total rebate of $1.75 million is paid back to Freescale. Based on the discounted cash flows analysis and the expected timeframe of the rebate utilization by Freescale, the fair value of the rebate was estimated to be approximately $1.62 million as of April 30, 2005. The Company also issued a 5-year warrant to Freescale for $1.75 million to purchase 10,937,500 ordinary shares, which is equivalent to 729,167 ADSs, initially exercisable at a price of $0.16 per ordinary share (equivalent to $2.4 per ADS). The Company engaged an independent appraiser to assess the fair value of the warrants and the fair value of the warrants was estimated to be approximately $982 thousand as of April 30, 2005.

The accrued litigation settlement totaling $4.6 million, representing $2.0 million cash settlement, $1.62 million fair value of future rebate and $982 thousand fair value of the warrants, was charged to the Company’s consolidated statements of operations for the year ended April 30, 2005.

24. COMMITMENTS AND CONTINGENCIES

Capital expenditure

As of April 30, 2005, 2006 and 2007, the Company had contracted for capital expenditure on property, plant and equipment of $21.1 million, $2.9 million and $1.2 million, respectively. The capital commitment as of April 30, 2005 included the completion of the interior finish and fixtures contract for the Phase II facility.

Operating leases

The Company leases certain land, buildings, equipment and machinery and motor vehicles, under operating lease agreements expiring at various times through July 2020. The Hong Kong facility leased from QPL is under a three-year term which expired in March 2007. On April 30, 2005, QPL completed the sale of ASAT’s leased facility from QPL to a third party that is unrelated to either party. The lease agreement with QPL was transferred to this third party without any change in its terms and conditions. The lease of the Hong Kong facility was renewed in August 2006 under a one-year term which expired on August 31, 2007. Subsequently, the Company surrendered a portion of its Hong Kong office premises and entered a new lease agreement with a one-year term expiring on August 31, 2008, with an option to extend for an additional year.

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

Future minimum lease payments under operating leases as of April 30, 2007 are as follows:

$’000
Fiscal year ending April 30:
2008	4,774
2009	4,572
2010	3,325
2011	2,692
2012	1,974
Thereafter	12,600

Total	29,937

25. SEGMENT INFORMATION

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

	2005	2006	2007
	$’000	$’000	$’000
Hong Kong	185,865	177,207	161,516
United States	104,830	60,481	37,915
China (excluding Hong Kong)	9,774	74,278	379,631
Transfer between geographic areas	(106,058)	(129,851)	(414,209)

Total net sales	194,411	182,115	164,853

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

ASAT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amount expressed in United States dollars unless otherwise stated)

The Company ships completed packages at the direction of its customers to various destinations. The following table provides a breakdown of the percentage of net sales by geographic destination:

	2005	2006	2007
United States	54.2%	33.2%	23.0%
Asia (a)	43.9%	63.0%	70.6%
Hong Kong	0.4%	2.3%	3.4%
Europe	1.5%	1.5%	3.0%

	100.0%	100.0%	100.0%

(a)	For the Company’s net sales by geographic destination, Asia mainly represents Singapore, Taiwan, Japan, Malaysia, China (excluding Hong Kong), Philippines and Korea.

The geographical distribution of the Company’s identifiable assets is summarized as follows:

	2005	2006	2007
	$’000	$’000	$’000
Hong Kong	128,218	93,564	71,404
China (excluding Hong Kong)	42,927	78,094	54,209
Asia (b)	175	117	159
United States	7,342	9,635	9,296
Germany	84	51	69

	178,746	181,461	135,137

(b)	For the Company’s identifiable assets, Asia represents Singapore and Korea.

The geographical distribution of the Company’s long-lived assets is summarized as follows:

	2005	2006	2007
	$’000	$’000	$’000
Hong Kong	72,196	44,060	47,862
China (excluding Hong Kong)	29,711	60,384	38,034
Asia (c)	54	35	35
United States	1,088	735	3,929
Germany	6	2	7

	103,055	105,216	89,867

(c)	For the Company’s long-lived assets, Asia represents Singapore and Korea.

26. MAJOR CUSTOMERS

An analysis of percentage of sales to major customers is as follows:

	2005	2006	2007
Customer:
A	21.1%	32.6%	53.7%
B	12.1%	8.6%	5.0%
C	10.8%	7.0%	4.1%
D	5.0%	7.0%	3.4%
E	4.9%	4.0%	2.8%

ASAT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amount expressed in United States dollars unless otherwise stated)

27. SUBSEQUENT EVENTS

On August 1, 2007, we did not pay the regularly scheduled interest payment of approximately $7.0 million on our 9.25% senior notes due 2011. The Company had subsequently paid such interest payment, including accumulated penalty interest, for a total of $7.0 million on August 28, 2007 and within the 30 days grace period permitted under the indenture governing our 9.25% senior notes due 2011.

On August 23, 2007, the purchase money loan facility was amended to extend the maturity due date of the $10.0 million principal amount until April 30, 2009 and to extend the payment due date for interest payments (and interest on such interest) for March 31, 2006, June 30, 2006, September 30, 2006, December 31, 2006, March 31, 2007, June 30, 2007 and September 30, 2007 to become due on October 31, 2007. In return for amending the purchase money loan facility, the Company agreed to issue to the lenders under the purchase money loan facility warrants exercisable, in the aggregate, for a total of approximately 4.9% of the Company’s total outstanding ordinary shares on a fully diluted basis (inclusive of ordinary shares issuable upon exercise of warrants to the holders themselves and which the Company will grant to the eligible holders of our 9.25% senior notes due 2011). The warrants will have an exercise price of $0.01 per ordinary share and will expire on February 1, 2011, subject to adjustment as provided in the warrants and the other terms and conditions contained therein.

On October 10, 2007, we amended the purchase money loan facility to extend the payment due date for interest including any penalty interest as required by the agreement. Interest that was due or will be due for payment on or before December 31, 2008 will be due and payable on December 31, 2008.

On August 27, 2007, the Company received consent from the 98% of the holders of the $150 million aggregate principal amount of outstanding 9.25% Senior Notes due 2011 (the “Senior Notes) to the amendment of certain provisions of the indenture, dated as of January 26, 2004, pursuant to which the Senior Notes were issued and the waiver of certain defaults and events of default that may have occurred or may occur. The amendments included: (i) elimination of restrictions on the value of the assets that may be held by ASAT Semiconductor (Dongguan) Limited (“ASDL”), the Company’s wholly owned subsidiary; (ii) expand the ability of the Company and its subsidiaries to secure financing from additional sources; and (iii) extend the deadline for the Company to fulfill its reporting obligations under the indenture. The Company agreed to issue warrants for ordinary shares in connection with the amendment of the indenture governing our 9.25% senior notes due 2011. These warrants will be issued to eligible holders of our 9.25% senior notes due 2011 who consented to the solicitation of consents ended August 23, 2007 to amend the indenture governing our 9.25% senior notes due 2011, subject to certain conditions specified therein. These warrants would, in the aggregate, be exercisable for a total of approximately 4.9% of the Company’s total outstanding ordinary shares on a fully diluted basis (inclusive of ordinary shares issuable upon exercise of warrants to the holders themselves and which the Company will grant to the lenders under its purchase money loan agreement). The warrants will have an exercise price of $0.01 per ordinary share and will expire on February 1, 2011, subject to adjustment as provided in the warrants and the other terms and conditions contained therein.

On September 17, 2007, the Company received a Nasdaq Staff Determination letter indicating that the Company’s market value of listed securities has been below $35,000,000 as required for continued inclusion by Marketplace Rule 4320(e)(2)(B) and that its American Depositary Shares are, therefore, subject to delisting. The Company was also notified by Nasdaq at that time that it does not comply with the minimum stockholders’ equity of $2,500,000 or net income from continuing operations of $500,000 in the most recently completed fiscal year or in two of the last three most recently completed fiscal years, which are also requirements for continued listing on the Nasdaq Capital Market. The Company appealed the Staff Determination and has received a hearing date of November 1, 2007 for such appeal. At the hearing, the Company will be required to address the foregoing non-compliance with the Nasdaq listing rules. Nasdaq’s delisting action has been stayed, pending a final written determination by the Nasdaq Listing Qualifications Panel following the hearing. The Company’s ADSs are currently trading on the Nasdaq Capital Market under the trading symbol “ASTT.”

ASAT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amount expressed in United States dollars unless otherwise stated)

In September 2007, ASAT China renewed $2.5 million of the credit facility for another year. As such, the entire borrowing of $3.8 million with regard to this revolving credit facility remains outstanding as of the date of this Annual Report. In September 2007, ASAT China obtained a revolving credit facility of RMB150 million (approximately US$20 million) with a term of one year. The facility is secured by certain trade receivables of ASAT China and has not been drawn as of the date of this Annual Report.

28. CONDENSED CONSOLIDATED FINANCIAL INFORMATION

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

The following condensed consolidated financial information presents the condensed consolidated balance sheets as of April 30, 2007 and 2006 and the related condensed consolidated statements of operations and cash flows for the years ended April 30, 2007, 2006 and 2005 of (a) ASAT Holdings Limited, the parent company; (b) New ASAT (Finance) Limited, the subsidiary issuer; (c) the guarantor subsidiaries of ASAT Holdings Limited on a combined basis; (d) the non-guarantor subsidiaries of the Company on a combined basis; (e) eliminating entries; and (f) the total consolidated amounts.

ASAT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amount expressed in United States dollars unless otherwise stated)

Condensed Consolidated Balance Sheet as of April 30, 2007

	ASAT HOLDINGS LIMITED	NEW ASAT (FINANCE) LIMITED	GUARANTOR SUBSIDIARIES	NON- GUARANTOR SUBSIDIARIES	ELIMINATING ENTRIES	CONSOLIDATED TOTAL
	$’000	$’000	$’000	$’000	$’000	$’000
ASSETS
Current assets:
Cash and cash equivalents	232	—	6,508	585	—	7,325
Restricted cash	—	—	900	—	—	900
Accounts receivable, net	—	—	17,543	161	—	17,704
Inventories	—	—	12,452	818	—	13,270
Prepaid expenses and other current assets	310	—	3,182	1,679	—	5,171

Total current assets	542	—	40,585	3,243	—	44,370
Restricted cash, net of current portion	—	—	900	—	—	900
Property, plant and equipment, net	—	—	74,414	5,168	—	79,582
Investment in and advance to consolidated entities	247,595	149,695	363,412	570	(761,272)	—
Deferred charges and other non-current assets	1,503	3,774	4,989	19	—	10,285

Total assets	249,640	153,469	484,300	9,000	(761,272)	135,137

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Advance from consolidated entities	—	—	722,440	608	(723,048)	—
Other current liabilities	57	3,469	43,950	9,086	—	56,562

Total current liabilities	57	3,469	766,390	9,694	(723,048)	56,562
9.25% senior notes due 2011	—	150,000	—	—	—	150,000
Other non-current liability	10,335	—	758	—	—	11,093

Total liabilities	10,392	153,469	767,148	9,694	(723,048)	217,655

Series A Redeemable Convertible Preferred Shares	5,743	—	—	—	—	5,743
Shareholders’ equity (deficit):
Common stock ($0.01 par value)	7,114	—	7,271	10,723	(17,994)	7,114
Less: Repurchase of stock at par	(71)	—	—	—	—	(71)
Additional paid-in capital	230,701	—	15,601	—	(230)	246,072
Accumulated other comprehensive loss	—	—	—	(184)	—	(184)
Retained earnings (Accumulated deficit)	(4,239)	—	(305,720)	(11,233)	(20,000)	(341,192)

Total shareholders’ equity (deficit)	233,505	—	(282,848)	(694)	(38,224)	(88,261)

Total liabilities and shareholders’ equity (deficit)	249,640	153,469	484,300	9,000	(761,272)	135,137

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

ASAT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amount expressed in United States dollars unless otherwise stated)

Condensed Consolidated Statements of Operations for the year ended April 30, 2007

	ASAT HOLDINGS LIMITED	NEW ASAT (FINANCE) LIMITED	GUARANTOR SUBSIDIARIES	NON- GUARANTOR SUBSIDIARIES	ELIMINATING ENTRIES	CONSOLIDATED TOTAL
	$’000	$’000	$’000	$’000	$’000	$’000
Net sales	—	—	435,000	144,067	(414,214)	164,853
Cost of sales	83	—	442,973	154,303	(447,432)	149,927

Gross profit	(83)	—	(7,973)	(10,236)	33,218	14,926
Operating expenses:
—Selling, general and administrative	1,650	—	20,967	2,642	(3,194)	22,065
—Research and development	—	—	2,218	—	—	2,218
—Reorganization expenses	—	—	1,111	1,362	—	2,473
—Facilities and relocation charges	—	—	1,642	1,405	—	3,047

Total operating expenses	1,650	—	25,938	5,409	(3,194)	29,803

(Loss) Income from operations	(1,733)	—	(33,911)	(15,645)	36,412	(14,877)
Other income (expenses), net	3	14,882	42,581	2,402	(59,225)	643
Interest expense:
—Amortization of deferred charges	(2,322)	(753)	(1,384)	—	754	(3,705)
—Third parties	(1,691)	(14,129)	(13,911)	(8,165)	22,059	(15,837)

(Loss) Income before income taxes	(5,743)	—	(6,625)	(21,408)	—	(33,776)
Income tax (expense) benefits	—	—	(1,264)	—	—	(1,264)

Net loss	(5,743)	—	(7,889)	(21,408)	—	(35,040)
Other comprehensive loss:
Foreign currency translation	—	—	4	35	—	39

Comprehensive loss	(5,743)	—	(7,885)	(21,373)	—	(35,001)

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

ASAT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amount expressed in United States dollars unless otherwise stated)

Condensed Consolidated Statements of Cash Flows for the year ended April 30, 2007

	ASAT HOLDINGS LIMITED	NEW ASAT (FINANCE) LIMITED	GUARANTOR SUBSIDIARIES	NON- GUARANTOR SUBSIDIARIES	ELIMINATING ENTRIES	CONSOLIDATED TOTAL
	$’000	$’000	$’000	$’000	$’000	$’000
Net cash provided by (used in) operating activities	(649)	1,006	14,318	(4,272)	—	10,403

Net cash (used in) provided by investing activities	78	—	(9,893)	(7,675)	(77)	(17,567)

Net cash provided by (used in) financing activities	709	(1,006)	(6,818)	9,573	77	2,535

Net (decrease) increase in cash and cash equivalents	138	—	(2,393)	(2,374)	—	(4,629)

Cash and cash equivalents at beginning of year	93	—	8,901	2,921	—	11,915
Effects of foreign exchange rates change	—	—	—	39	—	39

Cash and cash equivalents at end of year	231	—	6,508	586	—	7,325

Condensed Consolidated Statements of Cash Flows for the year ended April 30, 2006

	ASAT HOLDINGS LIMITED	NEW ASAT (FINANCE) LIMITED	GUARANTOR SUBSIDIARIES	NON- GUARANTOR SUBSIDIARIES	ELIMINATING ENTRIES	CONSOLIDATED TOTAL
	$’000	$’000	$’000	$’000	$’000	$’000
Net cash provided by (used in) operating activities	383	1,007	(6,224)	(2,226)	—	(7,060)

Net cash (used in) provided by investing activities	(15,550)	—	(23,220)	(184)	15,550	(23,404)

Net cash provided by (used in) financing activities	15,084	(1,007)	10,680	444	(15,550)	9,651

Net (decrease) increase in cash and cash equivalents	(83)	—	(18,764)	(1,966)	—	(20,813)
Cash and cash equivalents at beginning of year	176	—	27,665	4,876	—	32,717
Effects of foreign exchange rates change	—	—	—	11	—	11

Cash and cash equivalents at end of year	93	—	8,901	2,921	—	11,915

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