Form 20-F/A
period 2007-04-30
ASAT HOLDINGS LTD
filed 2007-11-01
CIK 1102384

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

Amendment No. 1

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

Large accelerated filer  ☐    Accelerated filer  ☐    Non-accelerated filer  ☒

Indicate by check mark which financial statement item the registrant has elected to follow.     Item 17  ☐    Item 18  ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act.).    Yes  ☐    No  ☒

EXPLANATORY NOTE

This Amendment No. 1 on Form 20-F/A is being filed solely to correct Item 18 of ASAT Holdings Limited’s Annual Report on Form 20-F for the fiscal year ended April 30, 2007 (“Form 20-F”), which was filed on October 15, 2007. This Amendment No. 1 is being filed to include the Report of Independent Registered Public Accounting Firm (the “Report”), which was inadvertently undated in the Form 20-F. The Report has been dated October 15, 2007, which is the date on which the Registrant received such Report.

This Amendment No. 1 is not intended to revise any of the financial data and information presented in the Registrant’s Annual Report on Form 20-F as originally filed and all such other information in the original filing remains unchanged.

This Amendment No. 1 does not reflect events occurring after the filing of the Form 20-F and does not modify or update the disclosure therein in any way other than as discussed above. As a result, this Amendment No. 1 continues to speak as of October 15, 2007.

TABLE OF CONTENTS

PART III
ITEM 17. FINANCIAL STATEMENTS	1
ITEM 18. FINANCIAL STATEMENTS	1
ITEM 19. EXHIBITS	1
SIGNATURES	4

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of responding to this item.

ITEM 18.	FINANCIAL STATEMENTS

See pages F-1 through F-44.

ITEM 19.	EXHIBIT INDEX

Exhibits	Description

1.1(1)	Restated Memorandum of Association of ASAT Holdings Limited.

1.2(1)(7)	Restated Articles of Association of ASAT Holdings Limited, as amended.

2.1(1)	Form of Deposit Agreement between ASAT Holdings Limited and The Bank of New York.

2.2(1)	Form of ADR (included in Exhibit 4.1).

2.3(1)	Form of specimen certificate representing ordinary shares of ASAT Holdings Limited.

4.1(2)	ASAT Holding Limited Stock Option Plan.

4.3(2)	Form of ASAT Holdings Non-Qualified Stock Option Agreement.

4.4(3)	Supply Agreement dated March 8, 2001 entered into among ASAT Limited, Talent Focus Limited and QPL Limited.

4.5(4)	Lease Agreement dated as of August 8, 2002 between Dongguan Changan County Changshi Development Company and TTimerson Limited.

4.6(5)	Indenture dated as of January 26, 2004, between New ASAT (Finance) Limited, ASAT Holdings Limited and its subsidiaries, and The Bank of New York, as trustee.

1

4.7(5)	Form of 9.25% Senior Note due 2011 (included in Exhibit 4.6).

4.8(5)	Lease Agreement dated as of May 7, 2004 among Dongguan Changan County Changshi Development Company, Dongguan Changan ASAT Semiconductor Assembly and Test Factory and Timerson Limited.

4.9(6)	Supply Agreement dated as of May 1, 2004 entered into among ASAT Limited, Talent Focus Industries Limited and QPL Limited.

4.10(6)	Supply Agreement dated June 23, 2005 entered into among ASAT Limited, Talent Focus Industries Limited and QPL Limited.

4.11(7)	Amended and Restated Supply Agreement dated October 27, 2005 entered into among ASAT Limited, Talent Focus Industries Limited and QPL Limited.

4.12(6)	Purchase Money Loan Agreement dated as of July 31, 2005 among ASAT Holdings Limited, the Lenders named therein, and Asia Opportunity Fund, L.P.

4.13(7)	Amended and Restated Securities Purchase Agreement dated as of October 27, 2005 among ASAT Holdings Limited and the purchasers party thereto.

4.14(7)	Amended and Restated Shareholders Agreement dated November 10, 2005, by and among ASAT Holdings Limited and the shareholders party thereto.

4.18(8)	Form of Warrant Agreement between ASAT Holdings Limited and U.S. Bank National Association.

4.19(9)	Second Supplemental Indenture dated as of August 27, 2007 between New ASAT (Finance) Limited, ASAT Holdings Limited and its guarantor subsidiaries, and The Bank of New York, as trustee.

4.20(9)	Waiver and Amendment Agreement dated as of August 23, 2007 among ASAT Holdings Limited, the Lenders named therein, and Asia Opportunity Fund, L.P.

4.21(9)	Revolving Credit Facility Agreement dated as of September 21, 2007 among X Y and Z (original in Chinese; English translation provided).*

4.22(9)	Form of Warrant to Bondholders.

4.23(9)	Form of Warrant to Lenders.

8.0(9)	Subsidiaries of the Registrant.

11.0(6)	Code of Ethics.

12.1(9)	Certification of the Acting Chief Executive Officer pursuant to §302 of the Sarbanes-Oxley Act of 2002.

12.2(9)	Certification of the Chief Financial Officer pursuant to §302 of the Sarbanes-Oxley Act of 2002.

13.1(10)	Certification of the Acting Chief Executive Officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2(10)	Certification of the Chief Financial Officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

14.0(3)	Letter re Andersen Assurances.

(1)	Incorporated herein by reference to Registrant’s Registration Statement on Form F-1 filed on July 7, 2000 (Registration No. 333-12124).

(2)	Incorporated herein by reference to Registrant’s Registration Statement on Form S-8 filed on February 13, 2001 (Registration No. 333-55464).

(3)	Incorporated herein by reference to Registrant’s Annual Report on Form 20-F filed on June 28, 2002.

2

(4)	Incorporated herein by reference to Registrant’s Annual Report on Form 20-F filed on July 28, 2003.

(5)	Incorporated herein by reference to Registrant’s Annual Report on Form 20-F filed on July 9, 2004.

(6)	Incorporated herein by reference to Registrant’s Annual Report on Form 20-F filed on August 2, 2005.

(7)	Incorporated herein by reference to Registrant’s Quarterly Report on Form 6-K filed on January 11, 2006.

(8)	Incorporated herein by reference to Registrant’s Registration Statement on Form F-1 filed on January 27, 2006.

(9)	Previously filed as an exhibit to Registrant’s Annual Report on Form 20-F for the year ended April 30, 2007 filed on October 15, 2007.

(10)	Previously furnished as an exhibit to Registrant’s Annual Report on Form 20-F for the year ended April 30, 2007 filed on October 15, 2007.

*	Certain portions of this exhibit have been omitted based upon a request for confidential treatment. The omitted portions will be separately submitted to the Securities and Exchange Commission.

3

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this amendment to such annual report on its behalf.

ASAT HOLDINGS LIMITED

Date: November 1, 2007	By:	/s/ Tung Lok Li
	Name:	Tung Lok Li
	Title:	Acting Chief Executive Officer

Date: November 1, 2007	By:	/s/ Kei Hong Chua
	Name:	Kei Hong Chua
	Title:	Chief Financial Officer

4

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
October 15, 2007

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