Form 20-F/A
period 2007-04-30
ASAT HOLDINGS LTD
filed 2008-05-06
CIK 1102384

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

Amendment No. 2

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

This Amendment No. 2 to our Annual Report on Form 20-F for the fiscal year ended April 30, 2007, filed with the U.S. Securities and Exchange Commission (the “SEC”) on October 15, 2007 (the “Original Report”) and amended on November 1, 2007 (“Amendment No. 1”), is being filed for the purpose of making a change in the Original Report pursuant to comments received from the Staff of the SEC with respect to the disclosure contained in Item 15 “Controls and Procedures.” The disclosure in Item 15 “Controls and Procedures” has been revised in accordance with such comments.

We are including in this Amendment No. 2 currently-dated certifications by our Principal Executive Officer and our Principal Financial Officer. Other than the foregoing items, no part of the Original Report or Amendment No. 1 is being amended. Accordingly, this Amendment No. 2 does not include any unchanged portions of the Original Report or Amendment No. 1, does not reflect events occurring after the filing of our Original Report and does not modify or update the disclosure therein in any way other than as discussed above. As a result, this Amendment No. 2 continues to speak as of October 15, 2007, except for the certifications referenced above, which speak as of the filing date of this Amendment No. 2.

TABLE OF CONTENTS

PART II
ITEM 15. CONTROLS AND PROCEDURES	1

PART III
ITEM 19. EXHIBITS	1
SIGNATURES	4

PART II

ITEM 15.	CONTROLS AND PROCEDURES

Evaluation of disclosure controls and procedures. We maintain “disclosure controls and procedures,” as such term is defined in Rules 13a – 15(e) and 15(a) – 15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”), as amended, that are designed to provide reasonable assurance that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in Securities and Exchange Commission rules and forms, and that such information is accumulated and communicated to our management, including our Acting Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can only provide reasonable assurance of achieving the desired control objectives.

As required by Rule 13a-15(b) under the Exchange Act, we carried out an evaluation, under the supervision and with the participation of the Company’s management, including our Acting Chief Executive Officer and our Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as of the end of the fiscal year covered by this report. Our Acting Chief Executive Officer and our Chief Financial Officer assumed their positions and responsibilities with us starting as of September 1, 2006 and July 18, 2007, respectively, and have relied upon the representations of management and employees regarding disclosure controls and procedures for the periods prior to the assumption of their current positions. Based on the evaluation, our Acting Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective at the reasonable assurance level.

PART III

ITEM 19.	EXHIBIT INDEX

Exhibits	Description

1.1(1)	Restated Memorandum of Association of ASAT Holdings Limited.

1.2(1)(7)	Restated Articles of Association of ASAT Holdings Limited, as amended.

2.1(1)	Form of Deposit Agreement between ASAT Holdings Limited and The Bank of New York.

2.2(1)	Form of ADR (included in Exhibit 4.1).

2.3(1)	Form of specimen certificate representing ordinary shares of ASAT Holdings Limited.

4.1(2)	ASAT Holding Limited Stock Option Plan.

4.3(2)	Form of ASAT Holdings Non-Qualified Stock Option Agreement.

4.4(3)	Supply Agreement dated March 8, 2001 entered into among ASAT Limited, Talent Focus Limited and QPL Limited.

4.5(4)	Lease Agreement dated as of August 8, 2002 between Dongguan Changan County Changshi Development Company and TTimerson Limited.

4.6(5)	Indenture dated as of January 26, 2004, between New ASAT (Finance) Limited, ASAT Holdings Limited and its subsidiaries, and The Bank of New York, as trustee.

4.7(5)	Form of 9.25% Senior Note due 2011 (included in Exhibit 4.6).

4.8(5)	Lease Agreement dated as of May 7, 2004 among Dongguan Changan County Changshi Development Company, Dongguan Changan ASAT Semiconductor Assembly and Test Factory and Timerson Limited.

4.9(6)	Supply Agreement dated as of May 1, 2004 entered into among ASAT Limited, Talent Focus Industries Limited and QPL Limited.

4.10(6)	Supply Agreement dated June 23, 2005 entered into among ASAT Limited, Talent Focus Industries Limited and QPL Limited.

4.11(7)	Amended and Restated Supply Agreement dated October 27, 2005 entered into among ASAT Limited, Talent Focus Industries Limited and QPL Limited.

4.12(6)	Purchase Money Loan Agreement dated as of July 31, 2005 among ASAT Holdings Limited, the Lenders named therein, and Asia Opportunity Fund, L.P.

4.13(7)	Amended and Restated Securities Purchase Agreement dated as of October 27, 2005 among ASAT Holdings Limited and the purchasers party thereto.

4.14(7)	Amended and Restated Shareholders Agreement dated November 10, 2005, by and among ASAT Holdings Limited and the shareholders party thereto.

4.18(8)	Form of Warrant Agreement between ASAT Holdings Limited and U.S. Bank National Association.

4.19(9)	Second Supplemental Indenture dated as of August 27, 2007 between New ASAT (Finance) Limited, ASAT Holdings Limited and its guarantor subsidiaries, and The Bank of New York, as trustee.

4.20(9)	Waiver and Amendment Agreement dated as of August 23, 2007 among ASAT Holdings Limited, the Lenders named therein, and Asia Opportunity Fund, L.P.

4.21(9)	Revolving Credit Facility Agreement dated as of September 21, 2007 among X Y and Z (original in Chinese; English translation provided).*

4.22(9)	Form of Warrant to Bondholders.

4.23(9)	Form of Warrant to Lenders.

8.0(9)	Subsidiaries of the Registrant.

11.0(6)	Code of Ethics.

12.1(10)	Certification of the Acting Chief Executive Officer pursuant to §302 of the Sarbanes-Oxley Act of 2002.

12.2(10)	Certification of the Chief Financial Officer pursuant to §302 of the Sarbanes-Oxley Act of 2002.

13.1(11)	Certification of the Acting Chief Executive Officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2(11)	Certification of the Chief Financial Officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

14.0(3)	Letter re Andersen Assurances.

(1)	Incorporated herein by reference to Registrant’s Registration Statement on Form F-1 filed on July 7, 2000 (Registration No. 333-12124).

(2)	Incorporated herein by reference to Registrant’s Registration Statement on Form S-8 filed on February 13, 2001 (Registration No. 333-55464).

(3)	Incorporated herein by reference to Registrant’s Annual Report on Form 20-F filed on June 28, 2002.

(4)	Incorporated herein by reference to Registrant’s Annual Report on Form 20-F filed on July 28, 2003.

(5)	Incorporated herein by reference to Registrant’s Annual Report on Form 20-F filed on July 9, 2004.

(6)	Incorporated herein by reference to Registrant’s Annual Report on Form 20-F filed on August 2, 2005.

(7)	Incorporated herein by reference to Registrant’s Quarterly Report on Form 6-K filed on January 11, 2006.

(8)	Incorporated herein by reference to Registrant’s Registration Statement on Form F-1 filed on January 27, 2006.

(9)	Previously filed as an exhibit to Registrant’s Annual Report on Form 20-F for the year ended April 30, 2007 filed on October 15, 2007.

(10)	Filed herewith.

(11)	Furnished herewith.

*	Certain portions of this exhibit have been omitted based upon a request for confidential treatment. The omitted portions will be separately submitted to the Securities and Exchange Commission.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this amendment to such annual report on its behalf.

ASAT HOLDINGS LIMITED

Date: May 6, 2008	By:	/s/ Tung Lok Li
	Name:	Tung Lok Li
	Title:	Acting Chief Executive Officer

Date: May 6, 2008	By:	/s/ Kei Hong Chua
	Name:	Kei Hong Chua
	Title:	Chief Financial Officer

4