Form 20-F
period 2008-04-30
ASAT HOLDINGS LTD
filed 2008-10-30
CIK 1102384

As filed with the Securities and Exchange Commission on October 30, 2008

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED APRIL 30, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

American Depositary Shares, each representing 15 ordinary shares, par value $0.01 per share

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Class	Number of shares outstanding as of April 30, 2008
Ordinary Shares, par value $0.01	759,295,377

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this annual report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Note—Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☐                                     Accelerated filer  ☐                                         Non-accelerated filer  ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act.).    Yes  ☐    No  ☒

i

GENERAL INFORMATION

In this annual report, the terms “we”, “us”, “our”, “our company”, “Company” and “ASAT” refer, as the context requires, either individually or collectively, to ASAT Holdings Limited (“ASAT Holdings”) and also to ASAT Limited (“ASAT HK”), ASAT, Inc. (“ASAT US”), ASAT (Finance) LLC (“ASAT (Finance)”), Timerson Limited (“Timerson”), ASAT (Cayman) Limited (“ASAT Cayman”), ASAT Korea Limited (“ASAT Korea”), ASAT GmbH (“ASAT Germany”), ASAT Semiconductor (Dongguan) Limited (“ASAT China”), ASAT (S) Pte. Ltd. (“ASAT Singapore”), New ASAT (Finance) Limited (“New ASAT (Finance)”), Newhaven Holdings Limited (“Newhaven”), RBR Trading Holding (Curacao) N.V. (“RBR Antilles”) and R.B.R. Trading Holding B.V. (“RBR Netherlands”) which are each, direct or indirect, wholly owned subsidiaries of ASAT Holdings. Since ASAT S.A. has been under court administration since November 21, 2001, we no longer consolidate its financial results with our consolidated financial statements.

A “Glossary of Semiconductor Terms” set out definitions of technical terms used in this annual report.

Each American Depositary Share (“ADS”) of ASAT Holdings represents 15 ordinary shares of ASAT Holdings.

We publish our consolidated financial statements in United States dollars, which are referred to as “Dollars” and “$”.

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

FORWARD-LOOKING STATEMENTS

This annual report contains statements and information that involve risks, uncertainties and assumptions. These statements and information constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Forward-looking statements are all statements that concern plans, objectives, goals, strategies, future events or performance and underlying assumptions and other statements that are other than statements of historical fact, including, but not limited to, those that are identified by the use of words such as “anticipates”, “believes”, “estimates”, “expects”, “intends”, “plans”, “predicts”, “projects” and similar expressions. Risks and uncertainties that could affect us include, without limitation, dependence on the highly cyclical nature of the semiconductor industry, our ability to rapidly develop and successfully bring to market advanced technologies and services, the concentration of our business in the communications sector, the incurrence of significant capital expenditures for manufacturing technology and equipment, the success of operating our assembly and test facilities in Dongguan, China, the ability to employ and retain senior management, our high leverage, our ability to service our debt obligations and the restrictive covenants contained in the agreements governing our indebtedness, fluctuating demand and continuous downward pressure on selling prices in the semiconductor industry, low capacity utilization rates, loss of a large customer, weaknesses in global economies, natural disasters, losses of power to our facilities in Dongguan, China, volatility in the market price of our ADSs, including the effects of the adjustment to our ADS ratio, delisting of our ADSs from the Nasdaq Capital Market and negative impact on the price and liquidity of our ADSs, environmental regulation, fluctuation in foreign currencies, uncertainty as to demand from our customers over both the long-term and short-term, competitive pricing and declines in average selling prices we experience, the timing and volume of orders relative to our production capacity, complexity in our assembly processes, the availability of financing, competition and the greater operating and financial resources of competitors, ability to successfully complete potential acquisitions and integrate other parties into our business, dependence on raw material and equipment suppliers, ability to transfer funds to and from our Chinese operating subsidiary, seasonality in sales of our products and the enforcement of intellectual property rights by or against us. Should one or more of such risks and uncertainties materialize, or should any underlying assumption prove incorrect, actual outcomes may vary materially from those indicated in the applicable forward-looking statements. Any forward-looking statement or information contained in this document speaks only as of the date the statement was made.

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

The following table represents selected historical consolidated financial data for ASAT for the five-year period ended April 30, 2008. The selected historical consolidated financial data below as of April 30, 2007 and 2008 and for the years ended April 30, 2006, 2007 and 2008 were derived from our audited consolidated financial statements as of such dates and for such periods included elsewhere in this annual report. The selected historical consolidated financial data below as of April 30, 2004, 2005 and 2006 and for the years ended April 30, 2004 and 2005 were derived from our audited consolidated financial statements as of such dates and for such periods not included in this annual report. The financial information included in this annual report does not reflect our results of operations, financial position and cash flows in the future and our past operating results are no guarantee of our future operating performance. In this annual report, all references to fiscal years are to the Company’s fiscal years ended April 30th, thus fiscal year 2008 refers to the fiscal year ended on April 30, 2008.

SELECTED FINANCIAL DATA

The selected historical consolidated financial data is qualified by reference to, and should be read in conjunction with, “Item 5—Operating and Financial Review and Prospects” and our consolidated financial statements and the related notes, included elsewhere in this annual report.

	Fiscal Year Ended April 30,
	2004	2005	2006	2007 (restated)	2008
	(In thousands of dollars, except for share and ADS data)
Statement of Operations Data:
Sales	$214,674	$194,411	$182,115	$164,853	$155,961
Cost of sales	174,275	182,319	168,859	149,927	138,683

Gross profit	40,399	12,092	13,256	14,926	17,278
Operating expenses:
Selling, general and administrative expenses	24,775	27,455	29,448	22,065	19,251
Research and development	4,562	4,481	4,059	2,218	2,034
Reorganization expenses	—	928	4,690	2,473	392
Litigation settlement	—	4,603	—	—	—
Impairment of property, plant and equipment	2,387	19,944	3,890	—	—
Facilities and relocation charges	306	—	1,054	3,047	—

Total operating expenses	32,030	57,411	43,141	29,803	21,677

Income (loss) from operations	8,369	(45,319)	(29,885)	(14,877)	(4,399)
Other income (expense), net (1)	689	688	3,438	643	(722)
Charges on early redemption of 12.5% senior notes (2)	(10,346)	—	—	—	—
Interest expense	(15,425)	(15,046)	(16,633)	(19,542)	(19,526)

Loss before income taxes	(16,713)	(59,677)	(43,080)	(33,776)	(24,647)
Income tax (expense) benefit	(4)	(748)	649	(1,264)	(339)

Net loss	$(16,717)	$(60,425)	$(42,431)	$(35,040)	$(24,986)

Net loss applicable to ordinary shareholders:
Net loss	$(16,717)	$(60,425)	$(42,431)	$(35,040)	$(24,986)
Preferred shares:
—Cumulative preferred share dividends	—	—	(976)	(1,990)	(2,028)
—Accretion of preferred shares	—	—	(500)	(960)	(1,195)

Net loss applicable to common stockholder	$(16,717)	$(60,425)	$(43,907)	$(37,990)	$(28,209)
Net loss per share (basic and diluted) (3)(5)	$(0.02)	$(0.09)	$(0.06)	$(0.05)	$(0.04)

Net loss per ADS (basic and diluted) (3) (5)	$(0.36)	$(1.35)	$(0.97)	$(0.82)	$(0.58)

Basic and diluted weighted average number of shares outstanding (3)	671,721,610	677,953,380	679,357,820	691,798,216	724,599,796
Basic and diluted weighted average number of ADSs outstanding (3)	44,781,441	45,196,892	45,290,521	46,119,881	48,306,653

	As of April 30,
	2004	2005	2006	2007 (restated)	2008
	(In thousands of dollars)
Balance Sheet Data (at end of year):
Cash and cash equivalents	$62,610	$32,717	$11,915	$7,325	$6,011
Total assets	227,019	178,746	181,461	135,137	118,643
Total debt (4)	150,000	160,021	160,972	164,666	168,911
Total shareholders’ equity (deficit) (5)	33,782	(26,456)	(53,257)	(84,136)	(105,748)

	Fiscal Year Ended April 30,
	2004	2005	2006	2007	2008
	(In thousands of dollars)
Other Data:
Net cash provided by (used in) operating activities	$15,932	$1,886	$(7,060)	$10,403	$2,777
Net cash used in investing activities	(24,095)	(40,727)	(23,404)	(17,567)	(8,302)
Net cash provided by financing activities	45,033	9,127	9,651	2,535	4,161
Depreciation of property, plant and equipment	24,855	31,682	26,886	23,328	22,004
Amortization of deferred charges and debt discount	1,479	958	1,947	3,705	3,245
Capital expenditures	28,530	40,740	23,520	17,748	9,073

(1)

Other income, net mainly consists of interest income, exchange difference, rental income, gain (loss) on disposal of property, plant and equipment, unapplied payment from customers, write-back of long outstanding payable balances and reversal of the previously accrued write-off of ASAT S.A. See note 16 of the notes to our consolidated financial statements included in this annual report.

(2)

Reflects charges incurred in connection with the early redemption of our 12.5% senior notes, which included $6.3 million for the early redemption premium and $4.0 million for the non-cash write-off of deferred financing costs and debt discount in fiscal year 2004.

(3)

The computation of net loss per share (basic and diluted) is calculated as the net loss for the year divided by the weighted average number of shares outstanding during the year. The computation of net loss per share (basic and diluted) for the years ended April 30, 2004, 2005, 2006, 2007 and 2008 is based on a weighted average number of ordinary shares during the year in the amount of 671,721,610, 677,953,380, 679,357,820, 691,798,216 and 724,599,796, respectively. Effective from December 22, 2006, we changed our ADS to ordinary share ratio from one ADS for every five ordinary shares to one ADS for every 15 ordinary shares. Therefore, the basic and diluted earnings per ADS as well as the basic and diluted weighted average number of ADSs outstanding for the three fiscal years ended April 30, 2004, 2005 and 2006 have been retrospectively restated based on the new ratio applied effective from December 22, 2006.

(4)

Debt consists of bank debt, senior notes, capital lease obligations and a purchase money loan facility. As of April 30, 2008 and 2007, debt included our 9.25% senior notes, purchase money loan, capital lease obligations and loans made under revolving credit facilities. As of April 30, 2006, debt included our 9.25% senior notes, purchase money loan and capital lease obligations. As of April 30, 2005, debt included our 9.25% senior notes, capital lease obligations and a short-term bank loan. As of April 30, 2004, debt included our 9.25% senior notes.

(5)

As a result of a change in the preferred shares conversion price from $0.45 per ADS to $0.325 per ADS during the fiscal year ended April 30, 2007, the carrying amount of the preferred shares should have been reduced by $4.1 million and additional paid in capital should have been increased by $4.1 million during fiscal year ended April 30, 2007. The previously reported fiscal 2007 financial statement amounts did not reflect this adjustment and, accordingly, have been restated.

	As previously reported	As restated
	(in thousands of dollars, except net loss per ordinary share)
Preferred shares	5,743	1,618
Additional paid in capital	246,072	250,197
Net loss per ordinary share	$(0.0553)	$(0.0549)

There is no effect on the total assets, liabilities, or net loss for the year ended April 30, 2007.

We reviewed and analyzed the impact of the error related to the accounting of the beneficial conversion features of the preferred shares using the Securities and Exchange Commission’s Staff Accounting Bulletin (“SAB”) No. 99, “Materiality,” Statement of Financial Accounting Standard (SFAS) No. 154 “Accounting Changes and Error Correction” and SAB Topic 5 F, “Accounting Changes Not Retroactively Applied Due to Immateriality”, and taking into consideration that (i) the error did not have a material impact to the consolidated financial statements of annual periods taken as a whole and (ii) the impact of the error on stockholders’ equity was not material to the consolidated financial statements of prior annual periods, we have determined that the error is not material. Although SFAS 154 states that the provisions of the standard do not need to be applied to immaterial items, we decided, however, to restate the financial statements to correct the error.

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

Additionally, our exposure to fluctuations in the value of the Renminbi has significantly increased due to the completion of the move of our manufacturing, assembly and test facilities to Dongguan, China. From 1994 to July 2005, the conversion of Renminbi into foreign currencies, including Hong Kong and U.S. dollars, was based on rates set by the People’s Bank of China, which were set daily based on the previous day’s interbank foreign market exchange rate and current exchange rates on the world financial markets. As a result, the exchange rate of the Renminbi to the U.S. dollar was previously substantially pegged or fixed. On July 21, 2005, the government of China announced that the exchange rate of the Renminbi was being appreciated against the U.S. dollar and that the Renminbi would henceforth have a more flexible exchange rate within a narrow band that would float against a basket of foreign currencies. However, the Chinese government may decide to change or abandon this policy at its sole discretion at any time in the future. As of September 30, 2008, the exchange rate was RMB6.86 to $1.00 as compared with RMB7.52 to $1.00 as of September 30, 2007. This appreciation of the Renminbi against the U.S. dollar and any future appreciation in the exchange rate of the Renminbi against the U.S. dollar may increase our costs relating to our Dongguan, China operations.

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

Our ADSs have been delisted from the Nasdaq Capital Market, which may have a negative impact on the price and liquidity of our ADSs.

On March 27, 2008, trading of our ADSs was suspended from the Nasdaq Capital Market. In June 2008, our ADSs were delisted from Nasdaq due to our non-compliance with Nasdaq continuing listing requirements, including maintaining the market value of our listed securities above $35 million, our stockholders equity above $2.5 million, and our net income of at least $500,000 from continuing operations for the most recently completed fiscal year or two of the last three most recently completed fiscal years. Since April 17, 2008, our ADSs have been traded on the OTC Bulletin Board (“OTCBB”) under the symbol “ASTTY.OB”. Although we have maintained our ADS program in the United States, we cannot guarantee that our ADSs will continue to be quoted on the OTCBB or, if quoted, that there will be an active public market for our ADSs. Furthermore, the OTCBB is not a listing service or exchange, but is instead a dealer quotation service for our subscribing members. If our ADSs are not quoted on the OTCBB or if there is no public market for our ADSs, investors may not be able to resell the ADSs at or above the price they paid or at all, and may lose all of their investment. The delisting of our ADSs from the Nasdaq Capital Market may have a negative impact on the price and liquidity of our ADSs.

We have been operating at a net loss for each of the past five fiscal years and have had negative operating cash flow in fiscal 2006.

We have been operating at a net loss for each of the past five fiscal years. Our net loss for the fiscal years ended April 30, 2004, 2005, 2006, 2007 and 2008 was $16.7 million, $60.4 million, $42.4 million, $35.0 million and $25.0 million, respectively. We also had negative operating cash flow in fiscal 2006 of $7.1 million. Although we had a positive operating cash flow since fiscal year 2007, we cannot assure you that we will be able to generate positive cash flow in the future.

Due to insufficient cash generated from operations, we have funded our operations through the sale of equity and debt securities, borrowings, equipment lease financings, shareholder financings and other financing arrangements. While we have been implementing cost reduction programs since the end of the January 2002 quarter, including the move of our assembly and test facilities from Hong Kong to lower-cost facilities in Dongguan, China, we continue to have significant fixed expenses and are incurring other manufacturing, sales and marketing, product development and administrative expenses. We are also obligated to make significant interest payments on our 9.25% senior notes due 2011 of approximately $7.0 million on August 1 and February 1 of each year. In January 2006, we also obtained $10.0 million under our purchase money loan facility, which was originally due on April 30, 2009 and was subsequently been extended to January 31, 2010. On May 1, 2006, we entered into an advance payment agreement with a customer to provide us with $6.0 million of financing in the form of advance payments for assembly and test services, subject to certain conditions. The advance was made to us on June 9, 2006 and was fully repaid in January 2008. In September 2006, ASAT China obtained a revolving credit facility of RMB30 million (approximately $4.3 million) with a term of one year from a Chinese bank. The revolving credit facility is secured by the pledge of certain equipment of ASAT China purchased with the proceeds of such facility. On October 8, 2006, ASAT China drew down RMB20 million (approximately $2.9 million) which was due in October 2007 at an interest rate of 6.12% per annum. In September 2007, ASAT China rolled over the original RMB20 million for another year at an interest rate of 7.29%. On April 30, 2007, ASAT China drew down the remaining balance of RMB10 million (approximately $1.4 million) of this revolving credit facility at an interest rate of 6.39% per annum and with a term of one year and subsequently repaid such amount on April 30, 2008. As such, the outstanding balance of this revolving facility was RMB20 million as of April 30, 2008. In September 2008, ASAT China repaid the balance of RMB20 million credit facility. In September 2007, ASAT China obtained a second revolving multi-currency credit facility of RMB150 million or equivalent (approximately $20 million) with a term of one year bearing interest at LIBOR plus 0.8%. This facility is secured by certain trade receivables of ASAT China. In October 2008, ASAT China obtained a renewal of the second revolving credit facility and extended it for another year with the interest rate revised to LIBOR plus 4%. In April 2008, ASAT China obtained a third revolving credit facility of $5 million bearing interest at LIBOR plus 3%. The third revolving credit facility is secured by the pledge of certain equipment of ASAT China. In July 2008, ASAT China obtained a fourth revolving credit facilities of RMB60 million (approximately $8.6 million) bearing interest at the published rate of the People’s Bank of China plus a mark up of 15%. The fourth revolving credit facility is backed by a guarantee provided by ASAT HK. Both the third and fourth facilities are short term and will expire in April 2009. As of October 30, 2008, ASAT China had an aggregate of approximately $10.5 million loans outstanding under the credit facilities.

In the event that we continue to generate negative cash flow, we may be required to seek new or alternative financing to fund our operations in the future. Our ability to raise any future additional or alternative financing will be limited by our financial situation, including our high level of debt and negative net worth, and may be limited by market conditions, our controlling shareholders, who may oppose transactions that reduce their control or dilute their ownership positions, the covenants in our 9.25% senior notes due 2011, our purchase money loan agreement and our revolving credit facilities, any default or non-compliance with the covenants that govern any of our borrowings, as well as requirements to obtain approval of certain types of financings from our shareholders. For details of our borrowings, see “Item 3—Key Information—Risk Factors—We may not be able to finance future needs because of restrictions placed on us by the indenture governing our 9.25% senior notes due 2011 and the purchase money loan agreement.” We are also uncertain as to whether we can raise additional financing from our shareholders in the future. For these and other reasons outside our control, it may be difficult for us to raise additional capital if and when it is required or at all. If we are unable to raise future additional or alternate financing when needed, any of the following may occur:

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

Our ability to fund operating and capital expenditures and to service debt will depend significantly on our ability to generate cash from operations. For the fiscal year ended April 30, 2006, the earnings to fixed charges deficiency was $43.1 million, for the fiscal year ended April 30, 2007, the earnings to fixed charges deficiency was $33.8 million and for the fiscal year ended April 30, 2008, the earnings to fixed charges deficiency was $24.6 million. For the purpose of this calculation, “earnings” consisted of loss before income taxes and fixed charges, and “fixed charges” consisted of interest expense, including amortization of debt discount and debt issuance costs, and the interest portion within rental expenses which is estimated as one-third of the rental expenses relating to operating leases. We will need to generate cash flow in excess of current levels to fund operating and capital expenditures and to service our debt, including our 9.25% senior notes due 2011 and our purchase money loan facility. However, we cannot assure you that we will be able to generate cash flow or obtain funds from other financing sources to fund our planned operations and capital expenditures or to service our debt. Our ability to generate cash from operations is subject to general economic, financial, competitive, industry, legal and other factors and conditions, many of which are outside our control. In particular, our operations are subject to cyclical downturns and price and demand volatility in the semiconductor industry. If we cannot generate sufficient cash to service our debt or obtain financing, we may have to, among other things, reduce capital expenditures, reduce research and development expenditures, sell assets, restructure our debt, or obtain alternate financing, which may not be available on acceptable terms or at all. We might not be able to take these actions or they may not be successful. Our ability to take any of these steps may be subject to approval by creditors, including future creditors, our shareholders and the holders of our 9.25% senior notes due 2011.

Our substantial indebtedness, related interest payments and required dividends could adversely affect our operations.

We have a significant amount of indebtedness that will increase further if we make any additional drawdowns on our existing credit facilities or if we are able to secure new financing. Our related interest payments and semiannual dividend payments on our Series A Redeemable Convertible Preferred Shares, or Series A Preferred Shares, also impose significant financial burdens on us. If further new debt is added to our consolidated debt level, the related risks that we now face could intensify. Covenants in the agreements governing our existing debt, and debt we may incur in the future, may materially restrict our operations, including our ability to incur debt, pay dividends, make certain investments and payments, and encumber or dispose of assets. In addition, financial covenants contained in agreements relating to our existing and future debt could lead to a default in the event our results of operations do not meet our plans and we are unable to amend such financial covenants prior to default. A default under one debt instrument may also trigger cross-defaults under our other debt instruments. An event of default under any debt instrument, if not cured or waived, could have a material adverse effect on us, our financial condition and our capital structure.

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

On August 23, 2007, we obtained consent from holders of our 9.25% senior notes due 2011 to amend certain provisions of the indenture governing our 9.25% senior notes due 2011. As a result, we entered into a supplemental indenture on August 27, 2007, which was filed as an exhibit to the annual report on Form 20-F with the Securities and Exchange Commission in October 2007. The purchase money loan agreement entered into in connection with our shareholder financing contains various restrictive covenants, including those described above, and additional restrictions on our ability to incur indebtedness. On August 23, 2007, we entered into a waiver and amendment agreement with the lenders under our purchase money loan facility, and amended certain provisions of the purchase money loan agreement including, without limitation, extending the payment dates for certain principal and interest payments. Such waiver and amendment agreement was filed as an exhibit to the annual report on Form 20-F with the Securities and Exchange Commission in October 2007. On October 17, 2008, we entered into an amendment agreement with the lenders under our purchase money loan facility, and amended certain provisions of the purchase money loan agreement including, without limitation, extending the payment dates for certain principal and interest payments. Such amendment agreement is filed as an exhibit to this annual report. For further details, see “Item 7—Major Shareholders and Related Party Transactions—Related Party Transactions” and “Item 10—Additional Information—Material Contracts.”

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

Several private equity funds separately managed by or affiliated with JPMP Master Fund Manager, L.P. (formerly Chase Capital Partners) and Olympus Capital Holdings Asia, respectively, referred to as the “investor group” in this annual report, collectively owned approximately 40.06% of the outstanding ordinary shares of ASAT Holdings as of April 30, 2008. The investor group has signed a co-investment agreement generally to vote in unison on certain matters. QPL International Holdings Limited (“QPL”), its subsidiaries and its controlling shareholder collectively owned approximately 42.88% of the ordinary shares of ASAT Holdings as of April 30, 2008. The investor group and QPL together control ASAT Holdings’ board of directors, the election and nomination of new directors, management and policies. In addition, our current Acting Chief Executive Officer is a member of our board of directors and is affiliated with QPL, and our current Chief Financial Officer is the brother of a member of our board of directors who is affiliated with the investor group. For further information, see “Item 7—Major Shareholders and Related Party Transactions—Related Party Transactions.” QPL and the

investor group are subject to a shareholders agreement and vote together on certain matters, including on the election of directors of ASAT Holdings. The investor group and QPL are not obligated to provide any financing under their current shareholders agreement. The investor group and QPL are not obligated to exercise their rights as shareholders in the interests of ASAT Holdings and may engage in activities that conflict with such interests. We have not established, and may be unable to establish, any procedures for resolving actual or perceived conflicts of interest between our principal shareholders and our other investors. Furthermore, disagreements between the investor group and QPL which cannot be resolved could adversely affect the management of our company.

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

The overall demand for semiconductors increased significantly during the period from the second quarter of calendar year 2003 through the first quarter of calendar year 2004, but in the July 2004 quarter, the semiconductor industry experienced a downturn and our sales on a quarterly basis decreased sequentially from that quarter through the July 2005 quarter. Since the July 2005 quarter, the semiconductor industry has experienced a gradual recovery, but we have failed to capture all the benefits of such recovery that we otherwise might obtain due to disruptions in our operations during our move to Dongguan, China, which was completed in our October 2006 quarter. After moving our manufacturing operations to China, we are able to improve our cost structure by taking advantage of skilled and low cost labor pool. However, if any future downturn in the semiconductor industry proves to be similar to the 2004 downturn, our business, financial condition and results of operations would be adversely affected, our cash position would further erode and we may be required to seek new financing, which may not be obtainable on acceptable terms or at all. We may also be required to reduce our capital expenditures, which in turn could hinder our ability to implement our business plan and to improve our productivity. In addition, we may need to expand our production capacity and throughput to maintain or increase revenues if average selling prices decline in connection with an industry downturn. Because of the past downturns in the semiconductor industry and the uncertainty of the gradual recovery, we continue to re-evaluate our product mix and the direction of our business. This re-evaluation led to significant write-downs of property, plant and equipment of $81.8 million for the year ended April 30, 2003 and $19.9 million for the year ended April 30, 2005. We may need to make additional write-downs in the future.

Our principal market is in the communications sector, which is subject to fluctuating demand and continuous pressure on selling prices.

A significant percentage of our sales are derived from customers who use assembly or test services for semiconductor devices used in the communications sector, which comprised around 48% of our sales for the year ended April 30, 2008. This sector has been subject to extreme fluctuations in demand, and in the past we have experienced a prolonged industry-wide slowdown in demand in the communications sector. Historically, the average selling price of communications products has continuously declined, and the resulting pricing pressure on services provided by us has led to reductions in our sales and decreasing margins. For the past few years, we have embarked upon a strategy to diversify our customer base, increase margins and reduce dependency on the communications sector. Some of the other market sectors which we seek to diversify our customer base include the consumer, personal computers/computing and automotive/industrial sectors. However, decreasing average selling prices could also affect products in these sectors. Moreover, the execution of our strategy continues to take time and may ultimately not be successfully implemented. For example, we may lose customers, experience reductions in sales or experience lower margins for customers outside the communications sector. If we are unable to successfully implement our diversification strategy, our financial condition and results of operations could be materially adversely affected.

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

Semiconductor manufacturing has historically required, and in the future is likely to continue to require, a constant upgrading of process technology to remain competitive, as new and enhanced semiconductor processes are developed which permit the manufacture of smaller, more efficient and more powerful semiconductor devices. Our assembly and test facilities have required and will continue to require significant investments in manufacturing technology and equipment in the future. We have made substantial capital expenditures and installed significant production capacity to support new technologies and increase production volume. For our fiscal year ended April 30, 2008, we made capital expenditures of $9.1 million. As of April 30, 2008, we had commitments for future capital expenditures of approximately $0.2 million. We currently intend to fund these capital expenditures with the existing cash resources and positive cash flow generated from the savings expected to be realized from reductions in cost structure associated with the completion of the move of our manufacturing operations to Dongguan, China, from financing provided by our customers to purchase equipment to expand our capacity and from future new financings. However, our ability to generate positive cash flow from our customers is uncertain so we cannot assure you that we will have sufficient capital resources to make further necessary investments in manufacturing technology and equipment. Our ability to sustain needed capital expenditures may require alternative financing, including financing arrangements with our customers to purchase equipment that primarily services such customers and new external financing. In addition, due to the long lead time involved in the pre-deployment development and product qualification activities that must precede a new product release, we may be called upon to make substantial investments in both package design efforts and in new manufacturing equipment well in advance of our being able to record appreciable revenues derived from those new products. Further, during each stage of the long qualification process required by customers for our products, which can take up to six months to complete, there is a substantial risk that we will have to abandon a potential assembly or test service which is no longer marketable or technologically feasible or competitive and in which we have invested significant resources. Even if we are able to qualify new packages, a significant amount of time will have elapsed between our investment in new packages and the receipt of any related revenues.

Because our industry is highly competitive and many of our competitors have greater operating and financial resources, we may not be able to secure new customers or maintain our customer base.

The semiconductor packaging and test industry is highly competitive, and we believe our principal competitors include Advanced Semiconductor Engineering, Inc., Amkor Technology, Inc., or Amkor, Carsem (M) Sdn. Bhd., Siliconware Precision Industries Co., Ltd. and STATS ChipPAC Ltd. Many of our competitors have greater operating capacity and financial resources than we do and have proven research and development and marketing capabilities. If demand for semiconductor assembly and test services were to continue to increase, our competitors would be at an advantage to us to capture this increased demand by utilizing their greater financial resources to more rapidly increase capacity. Many of our competitors also have established relationships with many large semiconductor companies that are current or potential customers of ours. Further, lengthy qualification periods and a familiarity between potential customers and their current assembly service providers may limit our ability to secure new customers.

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

As a result of the capital intensive nature of our business, our operations are characterized by high fixed costs. Consequently, insufficient utilization of installed capacity can negatively affect our profitability. For example, in fiscal year 2003, our capacity utilization rates ranged from averages of approximately 42% to 67% per month for our assembly operations as a result of the weak demand for our assembly and test services resulting from the prolonged downturn in the semiconductor industry. In addition, as a result of the most recent industry downturn, which occurred in late 2004, our capacity utilization rates averaged approximately 68% in fiscal year 2005. While the industry has gradually recovered in fiscal year 2006, we were unable to capture all the benefits of such recovery that we might otherwise obtain due to disruptions in our operations during our move to Dongguan, China, and our capacity utilization rates averaged approximately 64% and 70% for fiscal years 2007 and 2008, respectively. If we experience low capacity utilization in future periods, our financial condition and results of operations could be adversely affected.

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

For each year ended April 30, 2006, 2007 and 2008, our single largest customer accounted for approximately 32.6%, 53.7% and 58.7%, respectively, of sales. For the fiscal year ended April 30, 2008, our five largest customers by sales accounted for approximately 74.9% of sales and our ten largest customers by sales accounted for approximately 83.4% of sales. For the fiscal year ended April 30, 2007, our five largest customers by sales accounted for approximately 69.0% of sales and our ten largest customers by sales accounted for approximately 79.3% of sales. If any key customer were to significantly reduce its purchases from us, our results of operations may likely be adversely affected. In addition, there may be a trend toward increasing customer concentration.

In line with industry practice, new customers usually require us to pass a lengthy and rigorous qualification process that can take up to six months and be a significant cost to us and the customer. As a result, customers are reluctant to qualify new assembly and test service providers and it may be difficult for us to attract new major customers and/or break into new markets. In addition, if we fail to qualify packages with potential customers or customers with which we have recently become qualified do not use our services, then our customer base could become more concentrated with an even more limited number of customers accounting for a significant portion of our sales. Furthermore, we believe that once a semiconductor company has selected a particular assembly and test company’s services, the semiconductor company generally relies on that vendor’s packages for specific applications and, to the extent possible, subsequent generations of that vendor’s packages. Accordingly, it may be difficult to achieve significant sales from a customer once it selects another vendor’s assembly and test services.

We are vulnerable to weaknesses in the economies of Asian countries.

Most of our important suppliers of raw materials, leadframes and the semiconductor chips delivered to us for assembly and test are located in Asia. Substantially all our customers are United States or European multinational companies and nearly 100% of our invoices are billed in U.S. dollars. We estimate that approximately 72.1% of our sales during the fiscal year ended April 30, 2008 and 74.0% of our sales during the fiscal year ended April 30, 2007 represented packages shipped to distribution centers and destinations within Asia (including Hong Kong). These factors raise a number of financial, operational and business risks, including:

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

Our development partner in China, the Dongguan Changan County Changshi Development Company (“Changshi”), is an entity established by the Dongguan government to develop and manage several newly designated industrial parks in Changshi prefecture Chang An town, Dongguan City, Guangdong Province. Changshi’s performance during the construction of Phase I and Phase II of our Dongguan, China facilities and completion of the interior finish and fixtures of our Phase I facility in Dongguan, China, met or exceeded our expectations with respect to the quality and timeliness of the construction. However, Changshi may not continue to perform at these levels or at all during its assistance to us in the operation of our Dongguan, China facilities. Moreover, we could experience difficulties in our relationship with Changshi, and the decisions made by Changshi may not be consistent with our interests, which in either case could be disruptive to our operations. Changshi is the owner of the Phase I and Phase II facilities’ land-use rights and buildings, constructed our Phase I facility’s interior finish and fixtures. A dispute with Changshi could cause Changshi to be unwilling to perform its contractual obligations as lessor for our Dongguan, China facilities. In such circumstances, Changshi could prevent us from operating the facilities, which, following transfer of all of our manufacturing operations to Dongguan, China means that we would be unable to conduct our business. Although we have the contractual right under our respective leases with Changshi to purchase the Dongguan, China facilities from Changshi at stipulated times, there can be no assurance that we will have sufficient funds or access to financing in order to purchase the facilities. Any disruption in our business due to a dispute with Changshi may have a material adverse effect on our results of operations. In addition, if Changshi were to breach one or more of its agreements with us, our agreements with Changshi provide that we must pursue any claims against it through binding arbitration in Dongguan before the China International Economic and Trade Arbitration Commission. The outcome of any such arbitration would be controlled by Chinese law and could be time consuming and unfavorable to us.

Our direct labor, and certain indirect labor, workforce are composed primarily of People’s Republic of China nationals, and we expect these employees to unionize. If we encounter future labor problems, this could adversely affect our revenues and profitability.

None of our employees in Dongguan, China or our other employees is currently represented by a union. However, our workers in our Dongguan, China facilities may unionize, although we are not sure what percentage of this workforce will be affected. It is possible that the union will be subject to collective bargaining and wage agreements. These agreements could increase our labor costs in China and have an adverse impact on our operating results. In addition, once unionized, this workforce may undertake labor protests and work stoppages, which could also have an adverse impact on our operating results. We cannot assure you that any potential issues with the expected labor union or other employees will be resolved favorably for us in the future, that we will be successful in negotiating any potential wage and collective bargaining agreements, that we will not experience significant work stoppages in the future or that we will not record significant charges related to those work stoppages or our compliance with changing minimum wage labor laws.

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

Under the new People’s Republic of China (“PRC”) Enterprise Income Tax Law effective January 1, 2008 (the “New EIT Law”), dividends payable to foreign investors which are “derived from sources within the PRC” is subject to income tax by way of withholding. Since we are a holding company and most of our profits are generated from our PRC subsidiary, ASAT China, dividends that we declare from such income may by deemed “derived from sources with the PRC” for purposes of the New EIT Law and therefore subject to a withholding tax. While the New EIT Law stipulates that such taxes may be exempted or reduced, since no rules or guidance concerning the new tax law have been issued yet, it is unclear under what circumstances, and to what extent, such tax would be exempted or reduced. If we are required under the New EIT Law to withhold PRC income tax on dividends payable to our non-PRC shareholders, our financial condition and results of operations may be harmed. As of the date of this annual report, we do not intend to distribute dividends other than dividends required under our Preferred Shares.

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

We have transferred all of our assembly and test operations to Dongguan, China, and they are dependent on a reliable source of electrical power. For economic and continuous manufacturing operations, we are dependent to a substantial degree on electrical power supplied by state run power generating facilities. China is now experiencing an electrical power shortfall that is expected to increase in the near term as the imbalance between capacity and demand grows. The projected power shortfall is expected to be most acute in southern China, including Dongguan, China, where our factory is located. In Dongguan, China demand for power exceeded supply since 2004. Should our Dongguan, China facilities be subject to rolling blackouts or should the power shortage result in brownouts of increased severity, our operations may suffer temporary shutdowns or be otherwise inconvenienced. We believe that the potential for blackouts and brownouts that could affect our operations at the Dongguan, China facilities will be highest during warm weather conditions.

We currently have dedicated power supply lines from two different power sources to support our facilities which we expect to provide independent and continuous back-up power. In addition, we currently have back-up generators that support a portion of production at our Dongguan, China facilities. We expect that these dedicated power lines will not be subject to temporary or rolling blackouts, although they and our back-up generators may not provide us with adequate power during prolonged blackouts. Any interruption in our ability to continue our operations at the Dongguan, China facilities could damage our reputation, harm our ability to retain existing customers and to obtain new customers, and could result in lost revenue and increased expenses, any of which would substantially harm our business and results of operations.

In addition to the above, if retail electricity prices rise dramatically in Dongguan, China, we would expect our expenses to increase and our operating results to be adversely affected.

We may not be able to continue to reduce our cost structure. Even if we do, it may not reduce our operating expenses by as much as we anticipate.

Beginning in 2001, in response to a severe downturn in the semiconductor sector, we began to reduce costs. Since the end of the January 2002 quarter, we have been implementing our corporate restructuring program in order to reduce our overall cost structure and achieve profitability. We implemented cost saving measures, including reductions in material, labor, overhead and administrative costs. We continue to reduce our cost structure and have installed SAP’s enterprise resource planning solution and Camstar’s manufacturing tracking and execution system to enable us to implement improved business processes, which steps have involved implementation and integration problems that we are currently seeking to address. We have also completed the move of our assembly and test facilities from Hong Kong to lower-cost facilities in Dongguan, China. We cannot assure you that these cost saving measures will lead to profitability. We may continue to incur additional expenses associated with operating our assembly and test facilities in Dongguan, China. In addition, with respect to our new information systems, including our implementation of the SAP system, there can be no assurances that we will not encounter delays, errors or cost-overruns and other adverse consequences in implementing such systems. As we upgrade our information systems, we have had and may continue to encounter difficulties in integrating such technology into our business and we may find that such new systems may not be appropriate for our business. If our new information systems prove to be inadequate or their implementation severely delayed, our business, financial condition and results of operations may be harmed.

We rely on the development and perfection of ownership interests in a substantial amount of intellectual property in our business. If we are unable to protect this intellectual property, we may lose advantages in innovation over our competitors.

We have patents, confidentiality agreements, and other arrangements intended to protect certain of our proprietary manufacturing processes and product technologies. As of April 30, 2008, we had approximately 61 issued U.S. patents. In addition, in May 2005, we entered into a multi-year cross-licensing agreement with LSI Logic Corporation (“LSI”) under which LSI will provide us with a license to use its Flip Chip semiconductor package assembly technology. During the April 2005 quarter, we entered into a multi-year cross licensing agreement with Amkor under which we will provide Amkor with a license for our TAPP™ semiconductor package technology and Amkor will provide us with a license for its Flip Chip semiconductor package technology. During the October 2003 quarter, we also entered into a “quad flat pack no lead” chipscale package, or QFN, patent cross-license agreement with Amkor. These arrangements and any future measures we take might not adequately cover or protect our intellectual property. We may also fail to maintain, grow or invest in research and development to strengthen our intellectual property. In particular, our competitors may be able to develop similar or superior products or manufacturing technologies, and many of these competitors invest greater amounts of capital towards such development efforts than we do. As a result, our patent portfolio may not have the breadth or depth of that of some of our competitors. Also, we cannot assure you that the Asian countries in which we manufacture and market our products will protect our intellectual property rights to the same extent as does the United States. In particular, the intellectual property laws of China, where we have moved our assembly and test facilities, do not protect our intellectual property rights to the same extent as does the United States. This could leave us vulnerable to willful patent infringement or to the theft of trade secret information. In addition, even if we have valid protections in place, we may not have sufficient financial and legal resources to protect or enforce our rights. Furthermore, because many of our products and technologies are not covered by any patents or pending patent applications, they are susceptible to independent duplication and/or reverse engineering by competitors.

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

On December 8, 2006, ASAT Limited, one of our subsidiaries, received an additional tax assessment from the Hong Kong Inland Revenue Department (“HKIRD”) with respect to the deductibility of certain expenses for Hong Kong profits tax purposes for fiscal year 2000/2001. Queries were raised by the HKIRD concerning the deductibility of interest expenses related to certain borrowings of ASAT Limited for profits tax purposes and whether the related borrowings were used towards revenue-generating activities, which allow the consequential interest expenses to be deductible for tax purposes. The assessment required us to pay HK$18.8 million (approximately $2.4 million) by January 12, 2007. On December 29, 2006, we filed an objection to the HKIRD for the full amount. On January 29, 2007, we filed a request to the HKIRD to reconsider its holdover claim, and on January 30, 2007, the HKIRD offered us an unconditional holdover, i.e., waiver, for 50% of the total tax in dispute (approximately HK$9.4 million or $1.2 million). Although the case is not yet concluded and we are still required to provide further evidence to the HKIRD showing that the borrowings were used towards revenue-generating activities, the HKIRD has requested us to make prepayment for the remaining 50% of the total tax in dispute. On January 31, 2007, we filed a proposal to the HKIRD for installment payments for the remaining HK$9.4 million (approximately $1.2 million). Such proposal was accepted on March 27, 2007, and the amount was fully paid in June 2008. On August 1, 2008, the HKIRD issued a response letter to ASAT Limited and stating that a portion of the interest expenses should be disallowed for tax purposes as the related portion of the borrowing was not applied towards revenue–generating activities. On October 17, 2008, ASAT Limited submitted a reply and revised tax filing accepting the HKIRD’s proposed basis of settlement to disallow a portion of and interest expenses and related costs and with certain proposed amendments, and ASAT Limited’s tax liability under which would have been HK$8.5 million (approximately $1.1 million). This revised filing is subject to the IRD’s review and agreement.

On April 10, 2008, ASAT China received a notice from the People’s Intermediate Court of the City of Dongguan, Guangdong, China concerning a lawsuit initiated by Wellmean alleging that ASAT China breached its contract with Wellmean by failing to pay the final installment of the renovation fees of RMB7.7 million (approximately $1.1 million) in connection with the construction of our Phase II manufacturing facility in Dongguan, China. On July 4, 2008, Wellmean and ASAT China entered into a settlement agreement, and ASAT China agreed to pay a consideration of approximately RMB7.7 million to settle this court action. Subsequently, Wellmean withdrew its claim against ASAT China on July 9, 2008.

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

The principal materials used in our assembly process are polymer substrates, leadframes, gold wire and plastic molding compounds. In the ordinary course of business, we purchase most of our leadframes from QPL and its affiliates, our largest affiliated shareholder group, and our substrates from several suppliers in Taiwan, Japan and Korea. To maintain competitive packaging operations, we must obtain from these suppliers, in a timely manner, sufficient quantities of acceptable quality materials and equipment at competitive prices. We purchase all of our materials on a purchase order basis and have no long-term contracts with any suppliers, other than the inventory management and supply agreement we entered into with QPL Limited, or QPLL, and Talent Focus Industries Limited, or Talent Focus, on October 27, 2005 and the contract was expired in October 2007. From time to time, particularly during industry upturns, vendors have extended lead times or limited the supply of required materials to us because of vendor capacity constraints and, consequently, we have experienced difficulty in obtaining acceptable materials on a timely basis. In addition, particularly during industry upturns, prices that we pay for materials may increase due to increased industry demand. This increase could negatively impact our operating results especially if we are unable to pass this cost on to our customers. In addition, increasing commodity prices have negatively impacted our supply purchases because our vendors have passed on the price increases to us. Further, if any of our vendors were to cease operations for any reason, we may experience difficulty in obtaining acceptable materials from alternative vendors on a timely, cost effective basis. For example, in the April 2004 quarter, an upstream vendor to one of our key suppliers announced the discontinuance of the production of metalized tape of a certain composition. This discontinuance forced our suppliers to send “end of life” notices to almost a dozen of its customers, several of whom were highly dependent on products assembled with the discontinued material.

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

While substantially all of our revenues and purchases are U.S. dollar denominated, a portion of our costs are denominated in other currencies, primarily Chinese Renminbi and Hong Kong dollars. The Hong Kong dollar historically has accounted for the largest share of our costs, but we are now increasingly exposed to the Chinese Renminbi. Because the exchange rate of the Hong Kong dollar to the U.S. dollar has remained close to the range varying between HK$7.75 per U.S. dollar and HK$7.85 per U.S. dollar since 2005, we have not experienced significant foreign exchange gains or losses associated with that currency. However, the Hong Kong government could change the trading band at HK$7.75 to HK$7.85 per U.S. dollar at any time. The depreciation of the U.S. dollar against the Hong Kong dollar would generally increase our Hong Kong dollar expenses, which could have an adverse effect on our financial condition and results of operations.

Additionally, our exposure to fluctuations in the value of the Chinese Renminbi has significantly increased due to the completed move of our manufacturing facilities to Dongguan, China. From 1994 to July 2005, the conversion of Renminbi into foreign currencies, including Hong Kong and U.S. dollars, was based on rates set by the People’s Bank of China, which were set daily based on the previous day’s interbank foreign market exchange rate and current exchange rates on the world financial markets. As a result, the exchange rate of the Renminbi to the U.S. dollar was previously substantially pegged or fixed. On July 21, 2005 the government of China announced that the exchange rate of the Renminbi was being appreciated against the U.S. dollar and that the Renminbi would henceforth have a more flexible exchange rate within a narrow band that would float against a basket of foreign currencies. However, the Chinese government may decide to change or abandon this policy at its sole discretion at any time in the future. As of September 30, 2008, the exchange rate was RMB6.86 to $1.00 as compared with RMB7.52 to $1.00 as of September 30, 2007. This appreciation of the Renminbi against the U.S. dollar and any further appreciation in the exchange rate of the Renminbi against the U.S. dollar will increase our costs relating to our Dongguan, China operations.

We may experience seasonality in the sales of our products, which could cause our operating results to be adversely impacted.

We may experience a decline in business activity during the Lunar New Year and China’s National Day, which are major holidays celebrated in China. Many businesses within China are closed for a period of approximately 3 to 10 days around the Lunar New Year, which occurs in January or February of each year, and China’s National Day, which begins on October 1 of each year. This could lead to decreased sales during the fiscal quarters in which the Lunar New Year and China’s National Day fall. We expect that as we conduct our business in China, we will experience seasonality, although it is difficult for us to evaluate the degree to which seasonality may affect our business in future periods.

We have in the past been, and may in the future be, in default or otherwise out of compliance with the covenants and conditions in the agreements governing our debt.

As we continue to face commercial business challenges, we have occasionally been in default or otherwise been out of compliance with the covenants and conditions in the agreements governing our debt. Such defaults have been cured or otherwise remedied by obtaining amendments or waivers from our creditors. However, we cannot assure you that we will not have additional defaults in the future, or that we will be able to obtain any necessary amendments or waivers to cure additional defaults in a timely manner or at all. The occurrence of a default or the failure to obtain any necessary amendment or waiver could have a material adverse effect on our business, financial condition and results of operations. In addition, these difficulties could disrupt our ongoing business, distract our management and employees, increase our expenses and cause us to seek to undertake a restructuring of our obligations with our creditors, and we cannot give assurances that we would be able to accomplish a restructuring on commercially reasonable terms, if at all. Please refer to “Item 13—Defaults, Dividend Arrearages and Delinquencies” for additional information.

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

In July 2005, we entered into a settlement agreement with Freescale, the former semiconductor products division of Motorola with whom we had an intellectual property infringement dispute. In connection with the settlement agreement, we issued to Freescale a five-year warrant to purchase 10,937,500 of our ordinary shares, which is the equivalent of 729,167 ADSs, at an exercise price of $0.16 per share (equivalent to $2.40 per ADS). See “Item 4—Information on the Company—Business Overview—Legal Proceedings.”

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

On August 23, 2007, we agreed to issue warrants for ordinary shares in connection with the amendment to our purchase money loan agreement, which was required as a condition to closing the solicitation of consents to amend our indenture governing our 9.25% senior notes due 2011, as described below. These warrants will be issued to the lenders under the purchase money loan agreement, subject to certain conditions specified therein. These warrants would, in the aggregate, be exercisable for a total of approximately 4.6% of ASAT Holding’s total outstanding ordinary shares on a fully diluted basis as of the issue date (inclusive of ordinary shares issuable upon exercise of warrants to the holders themselves and which ASAT Holdings will grant to the eligible holders of our 9.25% senior notes due 2011). The warrants will have an exercise price of $0.01 per ordinary share and will expire on February 1, 2011, subject to adjustment as provided in the warrants and the other terms and conditions contained therein. These warrants and the ordinary shares into which they will be exercisable are not registered under the Securities Act of 1933, or any state securities laws, and will be issued in a private transaction under Regulation D and/or in an offshore transaction under Regulation S. Unless the warrants and ordinary shares are registered in the future, they may not be offered or sold in the United States except pursuant to an exemption from the registration requirements of the Securities Act and applicable state laws.

On August 27, 2007, we agreed to issue warrants for ordinary shares in connection with the amendment of the indenture governing our 9.25% senior notes due 2011. These warrants will be issued to eligible holders of our 9.25% senior notes due 2011 who consented to our solicitation of consents ended August 23, 2007 to amend the indenture governing our 9.25% senior notes due 2011, subject to certain conditions specified therein. These warrants would, in the aggregate, be exercisable for a total of approximately 4.6% of ASAT Holding’s total outstanding ordinary shares on a fully diluted basis as of the issue date (inclusive of ordinary shares issuable upon exercise of warrants to the holders themselves and which ASAT Holdings will grant to the lenders under its purchase money loan agreement). The warrants will have an exercise price of $0.01 per ordinary share and will expire on February 1, 2011, subject to adjustment as provided in the warrants and the other terms and conditions contained therein. These warrants and the ordinary shares into which they will be exercisable are not registered under the Securities Act of 1933, or any state securities laws, and will be issued in a private transaction under Regulation D and/or in an offshore transaction under Regulation S. Unless the warrants and ordinary shares are registered in the future, they may not be offered or sold in the United States except pursuant to an exemption from the registration requirements of the Securities Act and applicable state laws.

If holders convert the Series A Preferred Shares or exercise any of the foregoing warrants, we will issue additional ordinary shares, and such issuances will be dilutive to our holders of ordinary shares and ADSs.

In addition, we have the option to pay the semiannual dividend due on our outstanding Series A Preferred Shares in our ordinary shares, and we have done so for each dividend payment date thus for. On September 15, 2007, we paid the dividend by issuing 84.84 ordinary shares per Series A Preferred Share and 25,452,045 ordinary shares in the aggregate to members of the investor group and Everwarm Limited, a wholly owned subsidiary of QPL, and issuing 84.84 ordinary shares per Series A Preferred Share and 825,876 ordinary shares in the aggregate to holders of Series A Preferred Shares who subscribed to our rights offering, all in accordance with the terms of our Series A Preferred Shares. On March 15, 2008, we paid the dividend by issuing 91.10 ordinary shares per Series A Preferred Share and 27,329,665 ordinary shares in the aggregate to members of the investor group and Everwarm Limited and 835,269 ordinary shares in the aggregate to holders of Series A Preferred Shares who subscribed to our rights offering, all in accordance with the terms of our Series A Preferred Shares. On September 15, 2008, we paid the dividend by issuing 158.91 ordinary shares per Series A Preferred Share and 47,672,829 ordinary shares in the aggregate to members of the investor group and Everwarm Limited and 1,457,107 ordinary shares in the aggregate to holders of Series A Preferred Shares who subscribed to our rights offering, all in accordance with the terms of our Series A Preferred Shares. Future dividend payments on the Series A Preferred Shares in such shares or our ordinary shares will be dilutive to holders of ordinary shares or ADSs. In addition, if such shareholders sell substantial amounts of their ADSs in the public market during a short period of time, prices of these securities may decline significantly.

Failure to achieve and maintain effective internal control over financial reporting could have a material adverse effect on the trading price of our ADSs.

We are subject to the reporting obligations under the United States securities laws, and beginning in this annual report on Form 20-F, we are required by the Securities and Exchange Commission, as directed by Section 404 of the Sarbanes-Oxley Act, to include a report of management on the effectiveness of our internal control over financial reporting. In addition, beginning in the annual report on Form 20-F for the fiscal year ending April 30, 2010, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting.

We may from time to time experience material weaknesses or significant deficiencies in our internal control. For example, as of April 30, 2008, management identified a significant deficiency in the internal control over financial reporting. Specifically, management did not maintain a sufficient number of personnel with an appropriate level of accounting knowledge, experience and training in the application of generally accepted accounting principles commensurate with management’s financial reporting requirements. This resulted in deficiencies in internal control over financial reporting for complex accounting transactions and led to an error related to our accounting treatment with respect to the adjustment of the conversion price of our Series A Preferred Shares which occurred in October 2006. In preparing our consolidated financial statements as of and for the fiscal year ended April 30, 2007, we did not apply the relevant principles under U.S. GAAP to revalue the preferred shares based on the adjusted conversion price in our consolidated balance sheet. To correct this error, such balance sheet has been restated in this annual report on Form 20-F to reflect the adjusted conversion price (which reduced our liabilities for the Series A Preferred Shares by $4.1 million and increased our additional paid-in capital by $4.1 million as of that date). Management has commenced a plan to remediate the significant deficiency, including evaluating current staffing needs and implementing monitoring controls over routine and non-routine complex transactions. There can be no guarantee that such efforts will remediate the significant deficiency or that in future periods management may identify other significant deficiencies or material weaknesses.

Although our management concluded that our internal control over financial reporting are effective in this annual report on Form 20-F, our management may not conclude that our internal control over financial reporting are effective in the future. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent public registered accounting firm may conclude our internal control over financial reporting is ineffective or may issue an adverse opinion on the effectiveness of our internal control over financial reporting. Any of these possible outcomes could result in the loss of investor confidence in the reliability of our consolidated financial statements, which in turn could negatively impact the trading price of our ADSs.

Expiration of, or changes to, our tax incentives could have a material adverse effect on our operating results. There is also uncertainty associated with the interpretation of new PRC Enterprise Income Tax Law.

On March 16, 2007, the PRC Enterprise Income Tax Law, or the EIT Law, was enacted by the Chinese government. Under the EIT Law, effective January 1, 2008, China adopted a uniform tax rate of 25% for all enterprises (including foreign-invested enterprises) and revoked the tax exemption, reduction and preferential treatments applicable to foreign-invested enterprises under the previous PRC Income Tax Law for Enterprises with Foreign Investment and Foreign Enterprise, or the FEIT law. However, there is a transition period for enterprises, whether foreign-invested or domestic, that were receiving preferential tax treatments granted by relevant tax authorities at the time the EIT Law became effective. Enterprises that were subject to a statutory FEIT rate of 15% may continue to enjoy the lower rate and gradually transition to the new tax rate within five years after the effective date of the EIT Law. However, enterprises those were subject to a statutory FEIT rate of 24% are subject to EIT of 25% after the effective date of the EIT Law. Enterprises that are currently entitled to exemptions or reductions from the standard income tax rate for a fixed term may continue to enjoy such treatment until the fixed term expires.

Preferential tax treatments will continue to be granted to industries and projects that are strongly supported and encouraged by the state, and enterprises otherwise classified as such “encouraged” high-tech enterprises will be entitled to a 15% EIT rate. On April 14, 2008, the Measures for the Recognition and Administration of New and High-tech Enterprises, or the Measures, were promulgated jointly by the Ministry of Science and Technology, the Ministry of Finance and the State Administration of Taxation and became retroactively effective from January 1, 2008. Under the Measures, the term “high-tech enterprise” is defined as a resident enterprise that has been registered in the PRC (excluding Hong Kong, Macao or Taiwan) for more than one year, conducts business in the new and high-tech fields encouraged by government as listed in an appendix to the Measures, continuously undertakes research and development and technology conversion, and forms their own core proprietary intellectual property right as the basis of its business operation. Such new and high-tech enterprises may apply for tax incentives. There is no assurance that ASAT China will qualify as a new and high-tech enterprise under the Measures.

The EIT Law also provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered as “resident enterprises” and will generally be subject to the uniform 25% EIT rate as to their global income, including income they receive from their subsidiaries. Pursuant to the Implementation Rules to the Enterprise Income Tax law promulgated by State Council on December 6, 2007 and became effective on January 1, 2008 or the Implementation Rules, the term “de facto management bodies” is defined as bodies that undertake overall management and control of the production, operation, human resource, finance, property and similar activities of the enterprise in material respects. Despite the Implementation Rules, it is still not entirely clear under what situations an enterprise’s “de facto management body” is considered to be located in China. However, almost all of our management is currently based in China, and will likely remain in China for the foreseeable future. In addition, although the EIT Law provides that dividend income between “qualified resident enterprises” is exempted income, it is not entirely clear what is considered a “qualified resident enterprise” under the EIT Law. If we are required under the EIT Law to pay income tax for any dividends we receive from our subsidiaries, it will materially and adversely affect the amount of dividends we may pay, if any, to our shareholders and ADS holders. Furthermore, unlike the FEIT Law (superseded by the EIT Law), which specifically exempted withholding tax on any dividends payable to non-PRC investors, the EIT Law and the Implementation Rules provide that an income tax rate of 10% will normally be applicable to dividends payable to non-PRC investors which are derived from sources within China, although such income tax may be reduced by the relevant Sino-foreign tax treaties. We are a Cayman Islands holding company and substantially all of our income may come from dividends we receive from our operating subsidiary located in China. If we declare dividends from such income, it is not clear whether it will be subject to EIT as if we are a China tax resident under the EIT Law. If we are required under the EIT Law to withhold income tax on our dividends payable to our non-PRC shareholders and ADS holders, your investment in us may be materially and adversely affected.

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

U.S. investors in the Company could suffer adverse tax consequences if we are characterized as a Passive Foreign Investment Company.

Based in part on the Company’s projections and estimates of the composition, nature and value of the Company’s assets, and the sources and nature of the Company’s income, the Company does not expect to be classified as a passive foreign investment company (“PFIC”) for US federal income tax purposes for the current taxable year or in the foreseeable future. However, the determination of whether the Company is a PFIC is made on an annual basis and will depend on the composition and nature of the Company’s income and the composition, nature and value of the Company’s assets from time to time. A non-US corporation will be considered a PFIC for any taxable year if either (i) at least 75% of its gross income is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. Since the market value of the Company’s assets may be determined in large part by the market price of the Ordinary Shares, which is likely to fluctuate and the composition of the Company’s income and assets will be affected by how, and how quickly, the Company spends any cash that is raised in any financing transaction, the Company may be a PFIC for any taxable year. If the Company is treated as a PFIC for any taxable year, such characterization could result in adverse US tax consequences to a US investor. For example, if the Company is a PFIC, a US investor will become subject to increased tax liabilities under US tax laws and regulations upon a disposition of the ADSs or ordinary shares or upon the receipt of certain distributions and will be subject to increased reporting requirements.

Certain U.S. investors in our company could suffer adverse tax consequences if we are characterized as a controlled foreign corporation for U.S. federal income tax purposes.

Generally, we will be a controlled foreign corporation (“CFC”) if more than 50% of the total combined voting power of all classes of our shares or the total value of our shares is owned, actually or constructively, by

U.S. 10% Shareholders. A “U.S. 10% Shareholder” is a citizen or resident of the United States, a domestic partnership, a domestic corporation, or a estate or trust other than a foreign estate or trust which owns, actually or constructively, 10% or more of the total combined voting power of all classes of our shares. If we are a CFC and you are a U.S. 10% Shareholder with respect to us, your investment could be materially adversely affected because you must include in your gross income for U.S. tax purposes your pro rata share of our “Subpart F income” and our earnings invested in U.S. property, regardless of whether we actually distribute such amounts. In addition, if you are or were a U.S. 10% Shareholder at any time during the five-year period ending with a sale or other taxable disposition of our common shares by you, gain from such disposition will be treated as ordinary income to the extent of our earnings and profits. If we are both a PFIC and a CFC, special rules may apply.

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

We are a Cayman Islands company and, because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than that under U.S. law, you may have less protection for your shareholder rights than you would under U.S. law.

Our corporate affairs are governed by our amended and restated memorandum and articles of association, the Cayman Islands Companies Law (as amended) and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as that from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. In addition, some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as shareholders of a U.S. public company.

You may have difficulty enforcing judgments obtained against us.

We are a Cayman Islands company and substantially all of our assets are located outside of the United States. Substantially all of our current operations are conducted in China. In addition, most of our directors and officers are nationals and residents of countries other than the United States. As a result, it may be difficult for you to effect service of process within the United States upon these persons. It may also be difficult for you to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors, most of whom are not residents in the United States and the substantial majority of whose assets are located outside of the United States. In addition, there is uncertainty as to whether the courts of the Cayman Islands or China would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state and it is uncertain whether such Cayman Islands or Chinese courts would be competent to hear original actions brought in the Cayman Islands or China against us or such persons predicated upon the securities laws of the United States or any state.

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

Capital expenditures decreased to $9.1 million for the year ended April 30, 2008 from $17.7 million and $23.5 million for the years ended April 30, 2007 and 2006, respectively. These expenditures for fiscal year 2008 were incurred primarily to support the requirements for our business. Expenditures were also made on the facilitization of our new manufacturing facilities located in Dongguan, China. Our capital expenditures are incurred in the ordinary course of our business and operations and are generally funded out of our cash flow from operations and with the proceeds of financing activities. Further information with respect to capital expenditures and funding sources is set forth in “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

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

We work closely with customers to design and provide advanced assembly and test solutions for each new product generation. We provide assembly and test services from our Dongguan, China facilities. We also provide package design services and thermal and electrical modeling from our Milpitas, California, Hong Kong and Dongguan, China facilities. Our sales offices and representatives are strategically located in the United States, Germany, Hong Kong, Singapore and South Korea, allowing us to work directly with customers at their facilities to provide effective package design and customer service. Through this network, we are able to provide highly focused design and production services with rapid time-to-market design and production solutions. During the fiscal year ended April 30, 2008, we shipped products to over 90 customers and many of our top customers are among the world’s largest semiconductor companies. Our top three customers (in alphabetical order) by sales for the year ended April 30, 2008 were Broadcom Corporation, Maxim Integrated Products, Inc and SiTel Semiconductor BV. These customers accounted for 68.3% of our total sales for the fiscal year ended April 30, 2008.

We historically conducted all our assembly and test operations in Hong Kong. As part of our overall strategy to remain competitive, we moved all of our Hong Kong manufacturing operations to China in order to reduce our costs and to provide better access to the high-growth semiconductor market in China. We completed the transfer of all of our equipment to Dongguan, China during the fiscal year ended April 30, 2007. We are committed to continuing reduction of our costs while ensuring full operation of our assembly and test facilities in Dongguan, China. We conducted this move to Dongguan, China in two phases. To launch Phase I of this transition to China, in August 2002, we entered into a 15-year lease agreement and a 6-year management agreement with Changshi, our development partner in the Zhenan Technology and Industrial Park, Changan County, Dongguan City, Guangdong, China. In August 2003, our modern Phase I 180,000 square foot facility (the “Phase I facility”) was completed by Changshi to our specifications. In May 2004, we entered into another lease agreement with Changshi to build a 300,000 square foot Phase II facility (the “Phase II facility”) immediately adjacent to our Phase I facility. The Phase II facility lease also involves Changshi’s subsidiary, Dongguan Changan ASAT Semiconductor Assembly and Test Factory, which holds the subject land use rights. Under the terms of the lease agreement, we lease the completed Phase II factory building from Changshi for a period of 15 years. The Phase II facility was completed during the second quarter of fiscal 2006. During the fiscal year ended April 30, 2007, our Hong Kong assembly and test operations were shut down, all of our assembly and test operations were transferred to Dongguan, China and the installation of our equipment was completed. Both of our Dongguan, China facilities are now fully operational.

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

Semiconductor Packages

We offer assembly services for a broad range of semiconductor packaging including chipscale (small) and non-chipscale (large) packages. Most of the revenue derived from test services comes from test services performed in connection with assembly services. The following table sets forth the breakdown of sales by product category and as a percentage of total sales for the periods indicated:

	Fiscal Year Ended April 30,
	2004	2005	2006	2007	2008
	(in thousands of dollars)
Sales:
Chipscale packages (CSP)	$86,567	$105,850	$115,028	$120,194	$114,330
Non-CSP laminate packages	35,887	21,651	17,119	16,048	18,549
Non-CSP leadframe packages	69,468	47,055	36,966	19,494	18,208

Subtotal	191,922	174,556	169,113	155,736	151,087
Test	22,752	19,855	13,002	9,117	4,874

Total	$214,674	$194,411	$182,115	$164,853	$155,961

	Fiscal Year Ended April 30,
	2004	2005	2006	2007	2008
	(in percentage)
Sales:
Chipscale packages (CSP)	40%	54%	63%	73%	73%
Non-CSP laminate packages	17	11	10	10	12
Non-CSP leadframe packages	32	24	20	12	12

Subtotal	89	89	93	95	97
Test	11	11	7	5	3

Total	100%	100%	100%	100%	100%

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

Geographic Markets

We believe we operate in a single business segment comprising the assembly and test services of integrated circuits to customers in the semiconductor industry. Our sales are generated from the following geographical locations representing the geographical areas from which sales invoices were issued for the years indicated:

	Fiscal Year Ended April 30,
	2006	2007	2008
	(In thousands of dollars)
Hong Kong	$177,207	$161,516	$115,025
United States	60,481	37,915	—
China (excluding HK)	74,278	379,631	279,227
Transfer between geographic areas	(129,851)	(414,209)	(238,291)

Total sales	$182,115	$164,853	$155,961

Intercompany sales between geographic areas were recorded at cost plus a mark-up. Such transfers, including unrealized profits, are eliminated on consolidation.

Our customers are primarily United States, Asian and European multinational companies. We ship completed packages at the direction of our customers to various destinations. The following table provides a breakdown of the percentage of sales by geographic destination:

	Fiscal Year Ended April 30,
	2006	2007	2008
Asia (a)	63.0%	70.6%	69.7%
United States	33.2%	23.0%	22.8%
Hong Kong	2.3%	3.4%	2.4%
Europe	1.5%	3.0%	5.1%

	100.0%	100.0%	100.0%

(a)	For our sales by geographic destination, Asia mainly represents Singapore, Taiwan, Japan, Malaysia, China (excluding Hong Kong), Philippines and Korea.

The geographical distribution of our identifiable assets are summarized as follows:

	Fiscal Year Ended April 30,
	2006	2007	2008
Hong Kong	$93,564	$71,404	$14,574
China	78,094	54,209	96,701
United States	9,635	9,296	6,983
Asia (b)	117	159	312
Germany	51	69	73

	$181,461	$135,137	$118,643

(b)	For our identifiable assets, Asia represents Singapore and Korea.

Marketing, Sales, Distribution and Customer Support

We sell our assembly and test services to our customers and support them through a network of international offices. To better serve our customers, our offices are located near our largest customers or near a concentration of several of our customers. Our offices and representatives are located in California, Texas and Massachusetts in the United States, and in Hong Kong, Singapore, Korea, and Germany. We have reorganized our customer service, general and administrative presence in connection with the completion of the move of our manufacturing operations to Dongguan, China. We offer global drop shipment services, whereby we deliver assembled and tested semiconductors to destinations in any part of the world as instructed by our customers, including to their end-customers.

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

Customers

We provide semiconductor assembly and test services to over 90 customers worldwide. We design, assemble and test semiconductor packages for end-applications in a variety of industries. During the years ended April 30, 2008, 2007 and 2006, approximately 48%, 61% and 52%, respectively, of our total sales were from assembling and testing of semiconductors used in communications application, approximately 21%, 7% and 13%, respectively, of our total sales in each period were from semiconductors used in personal computers/computing applications, while the remainder of our total sales were from semiconductors used in consumer and automotive/industrial applications. The table below sets forth information regarding a number of our customers that are important to our business in terms of sales volume, strategic relationships, advanced technology demand or potential growth:

Industry	Customers	Applications
Wireless Communication	Broadcom Corporation, Maxim Integrated Products, Inc, Murata Manufacturing Co. Ltd., SiTel Semiconductor BV and Texas Instruments Incorporated	Bluetooth; Wi-Fi; wireless handsets; wireless LAN; RF

Wired Communication	Applied Micro Circuits Corporation, Agilent Technologies, Inc., Analog Devices, Inc., Broadcom Corporation, NXP Semiconductors Taiwan Ltd (formerly known as “Philips Electronics N.V.”), PMC-Sierra, Inc and Vitesse Semiconductor Corporation	Internet applications; networking; signal processing; telecom; routers

Consumer	Actel Corporation, Analog Devices, Inc., Broadcom Corporation, Maxim Integrated Products, Inc, Samsung Electronics Ltd., SigmaTel Inc., SiTel Semiconductor BV and STMicroelectronics N.V.	CD and DVD players; camcorders; digital cameras; home audio and video entertainment; PDAs; Digital Audio Player; set-top boxes for direct satellite broadcast; video capture applications

Automotive/Industrial	Analog Devices, Inc., Agilent Technologies, Inc., Samsung Electronics Ltd., STMicroelectronics N.V. and Texas Instruments Incorporated	Automotive applications; ATE tester; entertainment, global positioning systems; instrumentation; power management, power systems; telematics

Personal Computers/Computing	Anadigics, Inc., Agilent Technologies, Inc., Analog Devices, Inc., Vimicro Corp. and Upek Pte Ltd.	Desktop and mobile PCs; PC servers; web-camera; power management systems; printers; optical storage

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

Operations

As part of our corporate restructuring program, we moved all of our Hong Kong manufacturing operations to Dongguan, China in order to significantly reduce our costs and access the high-growth semiconductor market in China. The state-of-the-art Dongguan facility comprises over 560,000 square feet area and is one of the largest and most advanced semiconductor subcontract assembly and test manufacturing facilities in China. Strategically located in Dongguan, China, about 90 minutes from Hong Kong, the facility offers higher productivity, improved efficiency, and close proximity to our key end users.

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

We believe that total quality management is a key element of our semiconductor assembly operations, and our 480,000 square foot factory facilities in Dongguan, China are ISO 9001, ISO 14001, TS 16949, QCO 80000 and HSPM certified. All are worldwide manufacturing quality certification programs for product design and industrial quality that are administered by an independent standards organization.

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

The semiconductor assembly and test industry is highly fragmented and our principal competitors include Advanced Semiconductor Engineering, Inc., Amkor, Carsem (M) Sdn. Bhd., Siliconware Precision Industries Co., Ltd. and STATS ChipPAC Ltd. We also compete indirectly with the in-house assembly and test service resources of many of our largest customers, the IDMs.

We believe that our primary competitive advantage is our focus on identifying and meeting our customers’ needs in the most timely and efficient manner. We have a reputation in the industry for being able to quickly turnaround ad hoc requests. This is a distinct competitive advantage given the inherently volatile nature of the industry. As well, we have a rich history of providing advance technology with our leading package families. Also, we believe that our manufacturing facilities in Dongguan, China are a distinct advantage as competitive pricing will become an increasingly important factor in the ability to attract new business. Furthermore, our process engineering teams continually monitor and seek to improve the existing manufacturing processes in order to achieve greater cost savings and improved cycle times.

Intellectual Property

We have obtained or applied for patents in the United States and certain international jurisdictions relating to a number of our advanced semiconductor package designs and assembly manufacturing processes. As of April 30, 2008, we had 61 issued United States patents. Among those issued United States patents are several key patents for our LPCC and the TAPP™ product families. We were issued patents on LPCC product types and TAPP™ product types in 2001, 2002 and 2003, respectively. Our primary trademark is “ASAT” and the ASAT logo and that trademark is registered in the United States and in several international locations where we principally do business. On November 14, 2003, we announced that we had entered into a comprehensive patent cross-license agreement with Amkor for our respective QFN semiconductor design and manufacturing process technology patents. The cross-license agreement includes Amkor’s and our currently issued QFN patents, as well as future QFN patents that may be granted to either party during the term of the license. Amkor’s QFN product family includes the proprietary MicroLeadFrame, or MLF products, and our QFN product family includes our proprietary LPCC product family. On April 6, 2005, we announced that we entered into a multi-year cross-licensing agreement with Amkor under which we will provide Amkor with a license for our TAPP™ semiconductor package technology, and Amkor will provide us with a license for its Flip Chip semiconductor package technology. On May 17, 2005, we also entered into a multi-year cross-licensing agreement with LSI Logic Corporation (“LSI”) under which LSI will provide us a license to use its Flip Chip semiconductor package assembly technology.

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

On April 10, 2008, ASAT China received a notice from the People’s Intermediate Court of the City of Dongguan, Guangdong, China concerning a lawsuit raised by Wellmean alleging that ASAT China breached its contract with Wellmean by failing to pay the final installment of the renovation fees of RMB7.7 million (approximately $1.1 million) in connection with the construction of our Phase II manufacturing facility in Dongguan, China. Whereas ASAT China disputes Wellmean has not fully performed obligations under the contract and accordingly, has not settled the remaining balance of the renovation fee of RMB7.7 million. On July 4, 2008, Wellmean and ASAT China entered into a settlement agreement and ASAT China agreed to pay a consideration of approximately RMB7.7 million to settle this court action. Subsequently, Wellmean withdrew its claim against ASAT China on July 9, 2008.

Environmental Matters

Semiconductor assembly and test services produce a small amount of chemical waste. Since we had an assembly facility in Hong Kong prior to its move to Dongguan, China, disposal and storage of chemical waste from our assembly and test services were subject to Hong Kong laws and government regulations. These laws impose controls on our air and water discharges, on the storage, handling, discharge and disposal of chemicals, and on employee exposure to hazardous substances. For instance, a waste disposal facility is required under Hong Kong law to be installed before a license from the government may be granted for disposal of chemical waste. We hold a valid chemical waste disposal license granted by the Hong Kong government authority which expired on October 30, 2007, however, this license was not renewed since it was not used after our assembly and test services were moved to Dongguan, China.

Our operations in China are required to comply with various Chinese environmental laws and regulations administered by the central and local government environmental protection bureaus. We are also subject to the environmental rules introduced by the local Chinese governments in Dongguan, China. These laws impose controls on our air and water discharges, on the storage, handling, discharge and disposal of chemicals, and on employee exposure to hazardous substances. If these laws were to change, they could require us to incur costs to maintain compliance and could impose liability to remedy the effects of hazardous substance contamination. Stricter enforcement of existing laws, the adoption of new laws or regulations or our failure to comply with these laws or regulations could cause us to incur material liabilities and require us to incur additional expense, curtail our operations and restrict our ability to grow. The Chinese national and local environmental laws and regulations impose fees for the discharge of waste substances above prescribed levels, require the payment of fines for serious violations and provide that the Chinese national and local governments may at their own discretion close or suspend any facility which fails to comply with orders requiring it to cease or cure operations causing environmental damage. Under the terms of our lease agreement with Changshi, they have agreed to assist us in procuring the necessary environmental licenses and permits in Dongguan, China, including a Certificate of Waste Substance Discharge. Furthermore, in accordance with the Administration Measures of the Certificate of Waste Substances Discharge of Guangdong Province, the Certificate of Waste Substances Discharge must be subject to the annual review by the local authority of environmental protection. Our Phase I facility in Dongguan, China received an Interim Certificate of Waste Substance Discharge for its probationary production on November 10, 2003. After the Dongguan facility became fully operational, the local authority of environmental protection conducted an assessment on the waste substances discharge facilities and a formal Certificate of Waste Substance Discharge was issued in December 2004 for our Phase I facility for a term of one year and six months, which expired in June 2006. Upon completion of our Phase II facility and migration of the entire manufacturing operations to Dongguan, China, we have obtained the same formal Certificate of Waste Substance Discharge, which is renewable annually, for the collective of Phase I and II facilities.

ORGANIZATIONAL STRUCTURE

As of April 30, 2008, ASAT Holdings had the following direct or indirect wholly-owned subsidiaries:

Name	Place of Incorporation	Percentage of Beneficial Ownership	Principal Activities
ASAT Limited (1)	Hong Kong	100%	Sales, marketing and investment holding

Timerson Limited (2)	Hong Kong	100%	Dormant

ASAT, Inc.	California, United States	100%	Marketing and customer services

ASAT (Finance) LLC	Delaware, United States	100%	Dormant

ASAT (Cayman) Limited	Cayman Islands	100%	Investment holding

ASAT (S) Pte. Ltd.	Singapore	100%	Marketing and customer services

ASAT Korea Limited	Korea	100%	Marketing and customer services

ASAT GmbH	Germany	100%	Marketing and customer services

ASAT Semiconductor (Dongguan) Limited	People’s Republic of China	100%	Sales, assembly and test services for packaged integrated circuits

New ASAT (Finance) Limited	Cayman Islands	100%	Financial services

Newhaven Holdings Limited (3)	British Virgin Islands	100%	Dormant

RBR Trading Holding (Curaçao) N.V. (3)	Netherlands Antilles	100%	Dormant

R.B.R. Trading Holding B.V. (3)	Netherlands	100%	Dormant

ASAT S.A. (3)	France	99.9%	None

(1)

With effect from July 31, 2006, the entire assembly and test operations of ASAT Limited were transferred to ASAT Semiconductor (Dongguan) Limited and ASAT Limited became the sales organization and corporate head office of the ASAT group.

(2)

With effect from September 30, 2006, the entire assembly and test operations of Timerson Limited were transferred to ASAT Semiconductor (Dongguan) Limited and ASAT Limited and Timerson Limited became dormant.

(3)

In connection with the exercise of our option to purchase ASAT S.A. from QPL in December 2000, which was effective in January 2001, we purchased from Newhaven, RBR Antilles and R.B.R. Netherlands. R.B.R. Netherlands owns approximately 99.9% of ASAT S.A. As ASAT S.A. has been under court administration since November 20, 2001, we no longer consolidate Newhaven, RBR Antilles, R.B.R. Netherlands and ASAT S.A.’s financial results with our consolidated financial statements.

ASAT Holdings is a Cayman Islands holding company and does not have any material operations or assets other than its beneficial ownership of the entire issued share capital of ASAT Limited and Newhaven Holdings Limited. The consolidated financial statements of ASAT Holdings include all of the above listed subsidiaries except for Newhaven, RBR Antilles, R.B.R. Netherlands and ASAT S.A.

The following chart illustrates our corporate structure as of April 30, 2008:

(1)

On July 14, 2000, we completed our offering of ADSs to the public. We sold 6,666,666 ADSs, representing 100,000,000 ordinary shares of ASAT Holdings in our offering of ADSs to the public. Public shareholders held approximately 17.07% of the ownership interest in ASAT Holdings as of April 30, 2008.

(2)

QPL holds an approximate 42.88% ownership interest in ASAT Holdings Limited through its wholly owned subsidiaries, The Industrial Investment Company Limited, QPL (U.S.) Inc. and Everwarm Limited, which hold approximately 35.35%, 2.58% and 4.95% ownership interests in ASAT Holdings Limited as of April 30, 2008, respectively.

(3)

Several private equity funds separately managed by or affiliated with JPMP and Olympus Capital Holdings Asia collectively owned approximately 40.06% of the outstanding ordinary shares of ASAT Holdings Limited as of April 30, 2008.

(4)	Timerson is a nominee shareholder of ASAT Limited, holding one share in ASAT Limited in trust for ASAT Holdings Limited.

(5)	ASAT (Cayman) Limited is a nominee shareholder of Timerson Limited, holding one share in Timerson Limited in trust for ASAT Limited.

(6)

In connection with the exercise of our option to purchase ASAT S.A. from QPL in December 2000, which was effective in January 2001, we purchased from Newhaven, RBR Antilles and R.B.R. Netherlands. R.B.R. Netherlands owns approximately 99.9% of ASAT S.A. As ASAT S.A. has been under court administration since November 20, 2001, we no longer consolidate Newhaven, RBR Antilles, R.B.R. Netherlands and ASAT S.A.’s financial results with our consolidated financial statements.

LEASES

In connection with the establishment of our Dongguan facility, the company entered into the following leases.

In August 2002 we entered into a lease agreement pursuant to which Changshi constructed an 180,000 square foot factory facility and leased the facility to us beginning in September 2003 for a term of 15 years. We are obligated to pay monthly rental payments of HK$1.4 million (approximately $179 thousand at an assumed exchange rate of HK$7.80 per $1.00) for the first six years of the rental term, HK$350 thousand (approximately $45 thousand at an assumed exchange rate of HK$7.80 per $1.00) for the seventh to eleventh years and HK$385 thousand (approximately $49 thousand at an assumed exchange rate of HK$7.80 per $1.00) for the twelfth to fifteenth years. From October 30, 2004 and during the term of the lease, we have an option and a right of first refusal to purchase the facility and the related land-use right at prices fixed in a predetermined schedule or, subsequent to October 2009, at prices based on the then fair market value of the factory facilities and related land use right. Additionally, under a management services agreement, we were obligated to pay Changshi a monthly management service fee of HK$506 thousand (approximately $65 thousand at an assumed exchange rate of HK$7.80 per $1.00), which amount includes a land use rights fee, foreign exchange remittance fees and certain administrative and management charges, commencing September 2003. Over the six years term of this agreement, Changshi has agreed to support the operation of the facility by nominating employees for staffing of the facility, maintaining the facility and its systems in good repair and operating condition (at our cost) and assisting us with handling Chinese governmental and regulatory matters.

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

Further to completing the transfer of the entire manufacturing operations to ASAT China, on June 30, 2008, the Company terminated the original lease agreements and management service agreements for both Phase I and Phase II facilities, which were entered into between Timerson and Changshi. At the same time, ASAT China entered into the new lease agreements with Changshi for the remaining terms of the respective leases. Under the new lease agreements, the rental and service fees to be paid will be denominated in Renminbi and the monthly amount payable is based on the predetermined schedule. The expiry of the lease terms for Phase I and Phase II factory premises remains August 31, 2018 and July 31, 2020, respectively, and ASAT China also has the option and right of first refusal to purchase the facilities and the related land-use right of the land at prices fixed as stated in the predetermined schedule of the respective original lease agreements.

PROPERTY, PLANT AND EQUIPMENT

Our headquarters and administrative offices operations are located in a leased 11,200 square foot facility in the Tsuen Wan district of Hong Kong. All assembly operations in this facility have ceased and been moved to our Dongguan, China facilities in July 2006. ASAT HK currently leases our Hong Kong office premises under a lease with a two-year term expiring on August 31, 2010.

We have completed the move of our manufacturing operations and all operational equipment to Dongguan, China. This move occurred in two phases. In Phase I of this transition of our operations, Changshi completed the construction and finish of the interior and fixtures of a modern facility to our specifications in Dongguan, China in August 2003. The Phase I facility covers approximately a total of 180,000 square feet of office, storage, utilities and manufacturing space and has an adjacent six story 63,000 square foot dormitory for housing factory workers. Both Phase I buildings are constructed on a gated 525,000 square foot lot, in a high-tech industrial park. In the July 2004 quarter, construction of a 300,000 square foot Phase II facility immediately adjacent to the Phase I facility commenced. This facility houses the balance of our former Hong Kong manufacturing operations plus provides space for future expansion of our assembly and test operations. Construction of the Phase II facility and finish of its interior and fixtures is completed. Phase II facility is now in use and provides approximately 300,000 square feet of usable floor space.

Our capital expenditures incurred in connection with the move of our manufacturing operations to Dongguan, China were generally funded out of our cash flow from operations and with the proceeds of financing activities, including the financing from two of our principal shareholder groups. As of April 30, 2008, we had commitments for capital expenditures of approximately $0.2 million. For more detail on the Dongguan, China facilities and our plans with respect to these facilities, see “Item 3—Key Information—Risk Factors” and “Item 5—Operations and Financial Review and Prospects—Operating Results.” We believe that our current facilities are in good condition and adequate to meet the requirements of our present operations.

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

CRITICAL ACCOUNTING POLICIES

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates and judgments, including those related to going concern assumption, allowance for doubtful accounts, revenues, inventories, asset impairments, income taxes, commitments and contingencies. We base our estimates and judgments on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results may differ from these estimates and judgments under different assumptions or conditions. A summary of our significant accounting policies used in the preparation of consolidated financial statements appears in Note 2 of the notes to the consolidated financial statements included in this annual report.

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

Basis of Presentation. We determined that the going concern basis of presentation is appropriate based on our estimates and judgments of future performance of our company, future events and projected cash flows. At each balance sheet date, we evaluate our estimates and judgments as part of our going concern assessments. We believe that there are sufficient financial and cash resources to finance the company as a going concern in the next twelve months. Accordingly, we have prepared our consolidated financial statements on a going concern basis.

Revenue Recognition and Risk of Loss. We do not take ownership of customer-supplied semiconductor wafers or die. The title and risk of loss remains with the customers for these materials at all times. Accordingly, the cost of the customer-supplied materials is not included in the consolidated financial statements. No revenue is recognized unless there is persuasive evidence that an arrangement exists, the price is fixed or determinable, delivery has occurred and services rendered and our ability to collect is reasonably assured, which is at the date when customer receives and accepts the goods. Revenue from the assembly and test of semiconductor products is recognized when title and risk of loss relating to our materials transfer to the customer, which transfer generally takes place when the product is shipped to the customer from our facility. Shipping and handling costs associated with product sales are included in cost of sales. Such policies are consistent with provisions in the SEC’s Staff Accounting Bulletin, or SAB, No. 101, “Revenue Recognition in Financial Statements”, as revised by SAB No. 104, “Revenue Recognition.”

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

Deferred Income Taxes. We record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized. We need to make judgments to estimate future taxable income and consider prudent and feasible tax planning strategies in determining the need for a valuation allowance. In the event that we determine that we would not be able to realize all or part of our net deferred tax assets, an adjustment to the deferred tax assets would be charged to earnings in the period such determination is made. Likewise, if we later determine that it is more likely than not the net deferred tax assets would be realized, then the previously provided valuation allowance would be reversed. We provided a full valuation allowance against the deferred tax assets of subsidiaries in the United States, Hong Kong and China as of April 30, 2008, 2007 and 2006 due to uncertainties surrounding the realizability of these benefits in future tax returns.

Commitments and Contingent Liabilities. At each balance sheet date, when a loss contingency exists, we assess the likelihood that future events will confirm the loss or impairment of an asset or the incurrence of a liability, which may include probability of an outcome of litigation unfavorable to us, and determine whether conditions for accrual of loss contingencies as stated in SFAS No.5, “Accounting for Contingencies” are met. For this purpose, an estimated loss from a loss contingency is accrued by a charge to the consolidated statement of operations if (1) information available prior to issuance of the consolidated financial statements indicates that it is probable that a liability had been incurred at the date of consolidated financial statements, and (2) the amount of loss can be reasonably estimated. Accordingly, no accrual is made if one or both of these conditions are not met. The nature of such loss contingency, if any, is disclosed in the notes to the consolidated financial statements.

New Accounting Standard

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.” This Statement defines fair value, establishes a framework for measuring fair value and enhances disclosures about fair value measurements. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007 and does not have any material impact to us. In February 2008, the FASB issued FASB Staff Position (“FSP”) 157-2. Effective Date of FASB Statement No. 157. FSP 157-2 provides a one-year deferral of the effective date of FASB Statement 157. Fair Value Measurements, for nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed in financial statements at fair value on a recurring basis. The deferral is not available, however, to entities that issued interim or annual financial statements reflecting the measurement and disclosure provisions of Statement 157 before February 12, 2008. We do not expect the adoption of these statements to have any material impact on us.

In February 2007, the FASB issued FAS 159, The Fair Value Option for Financial Assets and Financial Liabilities (“FAS 159”). FAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. FAS 159 is expected to expand the use of fair value measurement, which is consistent with the FASB’s long-term measurement objectives for accounting for financial instruments. FAS 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. FAS 159 does not affect any existing accounting literature that requires certain assets and liabilities to be carried at fair value. This Statement does not establish requirements for recognizing and measuring dividend income, interest income, or interest expense. This statement does not eliminate disclosure requirements included in other accounting standards, including requirements for disclosures about fair value measurements included in FASB Statements No. 157, Fair Value Measurements, and No. 107, Disclosures about Fair Value of Financial Instruments. FAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and we do not expect the adoption of this statement to have material impact on us.

In December 2007, the FASB issued SFAS No. 141(revised 2007), “Business combinations” (“SFAS No. 141(R)”). SFAS No. 141(R) requires an acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial effect of the business combination. SFAS No. 141(R) is effective for fiscal years beginning on or after December 15, 2008. As of the date of this annual report, we are not engaged in any acquisition transactions and SFAS No. 141(R) does not have any impact to us as of the date of this annual report.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in consolidated Financial Statements, an amendment of ARB No.51” (“SFAS No. 160”). SFAS No. 160 clarifies that a noncontrolling or minority interest in a subsidiary is considered an ownership interest and, accordingly, requires all entities to report such interests in subsidiaries as equity in the consolidated financial statements. SFAS No. 160 is effective for fiscal years beginning on or after December 15, 2008. As of the date of this annual report, we do not have any investments that are either not controllable by us or we own a minority interest and SFAS No. 160 does not have any impact to us as of the date of this annual report.

In December 2007, the SEC issued Staff Accounting Bulletin (SAB) No. 110, codified as SAB Topic 14. “Share-based payment” SAB No. 110 states that the SEC staff will continue to accept under certain circumstances, the use of simplified method in developing an estimate of expected term of “plain vanilla” share options in accordance with Statement of Financial Accounting Standard No. 123 (revised 2004) and SAB No. 107 beyond December 31, 2007. The adoption of SAB No. 110 did not require any adjustments to our consolidated financial statements for the year ended April 30, 2008.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities an amendment of FASB Statement No. 133” (“SFAS No. 161”). SFAS No. 161 requires disclosures of how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for and how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. SFAS No. 161 is effective for fiscal years beginning after November 15, 2008, with early adoption permitted. As of the date of this annual report, we do not have any hedging derivative and SFAS No. 161 does not have any impact to us as of the date of this annual report.

In April 2008, the FASB finalized Staff Position No. 142-3, “Determination of the Useful Life of Intangible Assets” (“FSP 142-3”). The position amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, “Goodwill and Other Intangible Assets.” The position applies to intangible assets that are acquired individually or with a group of other assets and both intangible assets acquired in business combinations and asset acquisitions. FSP 142-3 is effective for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. As of the date of this annual report, we do not have any intangible assets and FSP 142-3 does not have any impact to us as of the date of this annual report.

In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles” (“SFAS No. 162”). SFAS No. 162 defines the order in which accounting principles that are generally accepted should be followed. SFAS No. 162 is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles. We do not expect the adoption of SFAS No. 162 to have a material impact on our consolidated financial statements.

In May 2008, the FASB finalized Staff Position No. APB 14-1, “Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)” (“FSP APB 14-1”). The position clarifies that convertible debt instruments that may be settled in cash upon conversion (including partial cash settlement) are not addressed by APB Opinion No. 14 “Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants. FSP APB 14-1 further specifies that issuers of such instruments should separately account for the liability and equity components in a manner that will reflect the entity’s nonconvertible debt borrowing rate when interest cost is recognized in subsequent period. FSP APB 14-1 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. As of the date of this annual report, we do not have any convertible debt instruments that may be settled in cash upon conversion, and FSP APB 14-1 does not have any impact to us as of the date of this annual report.

In June 2008, the FASB issued SFAS No. 163, “Accounting for Financial Guarantee Insurance Contracts.” The new standard clarifies how FASB Statement No. 60, Accounting and Reporting by Insurance Enterprises, applies to financial guarantee insurance contracts issued by insurance enterprises, including the recognition and measurement of premium revenue and claim liabilities. It also requires expanded disclosures about financial guarantee insurance contracts. The Statement is effective for financial statements issued for fiscal years beginning after December 15, 2008, and all interim periods within those fiscal years, except for disclosures about the insurance enterprise’s risk-management activities. We do not have any financial guarantee insurance contracts and do not expect the adoption of this standard to be relevant to our consolidated financial statements.

OPERATING RESULTS

Operating Environment and Overview

Industry Demand. The semiconductor industry has been highly cyclical and, beginning in the July 2004 quarter, the semiconductor industry experienced a downturn, and our sales on a quarterly basis decreased from that time through our July 2005 quarter. This decline in our sales can be attributed to a variety of factors, including: excess capacity in the assembly and test industry and related price pressure, a significant shift in our product mix, and an inventory correction within the semiconductor industry. Since the July 2005 quarter, the semiconductor industry has experienced a gradual recovery, but we failed to capture all the benefits of such recovery that we might otherwise obtain due to disruptions in our operations during our move to Dongguan, China in 2006. As a result, our sales for fiscal year ended April 30, 2006 was decreased by 6.3% from the fiscal year ended April 30, 2005. As the migration of our operations to China was not completed until the October 2006 quarter, the non-availability of production facilities together with the requisite customer re-qualification at our new Dongguan facilities caused further impact to our revenue growth. In the April 2007 quarter, there was a downturn in the semiconductor market as a result of soft demand in the end user markets which reflects an inventory correction and led to our customers cutting back production orders. The above factors cause our turnover for the fiscal year ended April 30, 2007 declined by 9.5% as compared to that of fiscal year ended April 30, 2006. This downturn continued until the end of the July 2007 quarter, which coupled with the general economic slowdown in the United States due in part to problems in the sub-prime mortgage market, contributed to an overall reduction in sales for fiscal year ended April 30, 2008 by 5.4% as compared to that of fiscal year ended April 30, 2007.

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

Pricing and Revenue Recognition. We charge our customers on a per unit basis, with price per unit varying depending on the complexity of the package requested by the customer. Our pricing is significantly influenced by general demand in the semiconductor industry and by the sophistication of our assembly and test services. Other factors affecting pricing include the cost of components and raw materials, the order size, strength and history of our relationships with our customers and our capacity utilization. Revenues are recognized from packaged semiconductors sold directly to customers when persuasive evidence of an arrangement exists, the price is fixed or determinable, delivery has occurred and services are rendered, and collectibility is reasonably assured.

Cost of Sales. The most significant components of cost of goods sold are raw materials, fixed manufacturing costs, labor and depreciation. Industry trends significantly affect our raw material costs, which account for a majority of our cost of sales.

Impairment of Property, Plant and Equipment. We routinely consider whether indicators of impairment of long-lived assets are present in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” For this purpose, assets are grouped at the lowest level for which separate cash flow information is available. For long-lived assets to be held and used, we determine whether the estimated undiscounted cash flows attributable to the assets in question are less than their carrying values. If such indicators are present, we recognize an impairment charge equal to the difference between the fair value and the carrying value of such assets. Fair value is best determined by quoted market prices in active markets. If quoted market prices are not available, other methods that can be used include discounted future cash flows or appraisals. If the assets determined to be impaired are to be held and used, we recognize an impairment loss based on the excess of the carrying amount of the assets over their respective fair value. The fair value of the asset then becomes the asset’s new carrying value, which we depreciate over the remaining estimated useful life of the asset. The continuous weakness in sales and the substantial amount of operating losses, which mainly resulted from a shift in product mix and decrease in average selling prices in the second half of fiscal year 2005, triggered us to perform an impairment review of our long-lived assets in the April 2005 quarter. We compared the undiscounted cashflow to the carrying values of our long-lived assets. For long-lived assets which the carrying values exceeded the undiscounted cashflow, we determined the fair values of these long-lived assets based on the discounted cash flow model. Accordingly, we recorded a non-cash impairment charge of $16.5 million in relation to the long-lived assets associated with certain chipscale packages in the April 2005 quarter. In addition, in connection with this review we determined that certain wire bonders and test equipment were either technologically obsolete or with low utilization and would not be fully utilized in our operations. As a result, we determined to write off or write down these equipment items, which resulted in another $3.4 million impairment charge in the April 2005 quarter. During the April 2006 quarter, we recognized a total of $3.9 million of impairment losses for property, plant and equipment which were not transferable to our facilities in Dongguan, China and could not be sold. We also performed the impairment reviews as of April 30, 2007 and as of April 30, 2008, and the results did not indicate the need for any further write down or write-off of the property, plant and equipment. We may incur impairment losses in future periods if factors influencing our estimates change or if our expectations for future revenues and the ability to utilize our assets change. While our cash flow assumptions and estimated useful lives are consistent with our business plan, there is significant judgment involved in determining these cash flows.

Research and Development. Because our new packaging technologies usually involve extensions and evolutions of existing technologies, we have been able to develop new products in recent years without significantly increasing our research and development expenditures. Our focus on working closely in the package design process with customers to develop packages for application specific standard products enables us to use our research and development resources efficiently. During each of our last three fiscal years, our research and development expenditures to develop technologies that would satisfy our customers’ future requirements have been reduced from $4.1 million to $2.0 million. We believe that by focusing our research and development resources on a few carefully selected and closely monitored projects, we will be able to both upgrade our assembly technology processes and refine the development of our leading edge package technologies without increasing our year-over-year research and development expenditures. To help optimize the use of our research and development resources, we will continue to partner with our customers in the development of advanced technologies. However, there are risks associated with our reductions in research and development expenditures in the recent years. See “Item 3—Key Information—Risk Factors—Our ability to rapidly develop and successfully bring to market advanced technologies and services is important to maintaining our competitive position and profitability.”

Customers. For each year ended April 30, 2008, 2007 and 2006, our single largest customer accounted for approximately 58.7%, 53.7% and 32.6%, respectively, of sales, while for those same years our top ten customers accounted for approximately 83.4%, 79.3% and 74.0%, respectively, of sales. We have one customer which accounted for 10.0% or more of sales in the years ended April 30, 2008, 2007 and 2006.

Results of Operations

The following table sets forth ASAT’s results of operations as a percentage of sales during the years shown:

	Fiscal Year Ended April 30,
	2004	2005	2006	2007		2008
Sales	100.0%	100.0%	100.0%	100.0%		100.0%
Cost of sales	81.2	93.8	92.7	90.9		88.9

Gross profit	18.8	6.2	7.3	9.1		11.1

Operating expenses:
Selling, general and administrative	11.5	14.1	16.2	13.4		12.3
Research and development	2.1	2.3	2.2	1.3		1.3
Reorganization expenses	—	0.5 (1)	2.6 (4)	1.5	(6)	0.3 (9)
Litigation settlement	—	2.4 (2)	—	—		—
Impairment of property, plant and equipment	1.1	10.3 (3)	2.1 (5)	—		—
Facilities and relocation charges	0.1	—	0.6	1.8	(7)	—

Total operating expenses	14.8	29.6	23.7	18.0		13.9

Income (loss) from operations	4.0	(23.4)	(16.4)	(8.9)		(2.8)
Other income (expense), net	0.3	0.4	1.9	0.4		(0.5)
Charges on early redemption of 12.5% senior notes	(4.8)	—	—	—		—
Interest expense	(7.2)	(7.7)	(9.1)	(11.9)		(12.5)

Loss before income taxes	(7.7)	(30.7)	(23.6)	(20.4)		(15.8)
Income tax (expense) benefit	—	(0.4)	0.3	(0.8	) (8)	(0.2)

Net loss	(7.7)%	(31.1)%	(23.3)%	(21.2)%		(16.0)%

(1)	Reflects a charge of $928 thousand associated with headcount reduction of approximately 300 workers primarily in our Hong Kong operations.

(2)

Reflects a settlement amount of $4.6 million settled in the form of cash, warrants and rebates on future business associated with a settlement agreement that was executed with Freescale in fiscal year 2005.

(3)	Reflects a charge of $19.9 million for the write-off and impairment related to certain property, plant and equipment in fiscal year 2005.

(4)	Reflects a charge of $4.7 million associated with headcount reduction of approximately 1,000 workers primarily in our Hong Kong operations.

(5)

Reflects a charge of $3.9 million for the write-off related to certain property, plant and equipment which could not be transferred to our new manufacturing facility in Dongguan, China and could not be sold in fiscal year 2006.

(6)	Reflects a charge of $2.5 million associated with headcount reduction of approximately 370 workers primarily in our Hong Kong operations.

(7)	Reflects a charge of $3.0 million associated with the transfer of our assembly and test operations from Hong Kong to Dongguan, China.

(8)	The income tax expense for the fiscal year ended April 30, 2007 was primarily attributable to provision for Hong Kong profits tax concerning a tax dispute with respect to fiscal year 2000.

(9)	Reflects a charge of $392 thousand associated with headcount reduction of 46 staff worked in Hong Kong and United States.

Fiscal Year Ended April 30, 2008 Compared to Fiscal Year Ended April 30, 2007

Sales. Sales decreased by 5.4% to $156.0 million for the year ended April 30, 2008 as compared to $164.9 million for the year ended April 30, 2007.

Sales for assembly services decreased by 3.0% to $151.1 million for the year ended April 30, 2008 as compared to $155.7 million for the year ended April 30, 2007. The decrease in sales for assembly services during the year was mainly attributed to a change in customer demand towards low end products with a lower ASP as a result of the general economic down turn, primarily, in the United States. Sales for assembly services accounted for 96.9% and 94.5% of total sales for the years ended April 30, 2008 and 2007, respectively. Sales from chipscale packages represented 75.7% of assembly sales for the year ended April 30, 2008 as compared to 77.1% of assembly sales for the year ended April 30, 2007. Our mix of assembly services shifted mostly toward chipscale packages during the year ended April 30, 2008 as consistent with the corresponding prior year.

Sales from test services decreased by 46.5% to $4.9 million for the year ended April 30, 2008 as compared to $9.1 million for the year ended April 30, 2007. This decrease is primarily attributable to decrease in unit test volume as a result of excess capacity in market for test services.

The communications market remained our largest market segment, representing 48% and 61% of total revenue for the years ended April 30, 2008 and 2007, respectively. The industrial, automotive and others markets accounted for approximately 13% and 23% of total revenue for the years ended April 30, 2008 and 2007, respectively. The personal computers and computing market segments accounted for approximately 21% and 7% of total revenue for the years ended April 30, 2008 and 2007, respectively. The consumer market accounted for 18% and 9% of total revenue for the years ended April 30, 2008 and 2007, respectively.

Gross profit. Gross profit for the year ended April 30, 2008 was $17.3 million, as compared to gross profit of $14.9 million for the year ended April 30, 2007. Gross margin increased to 11.1% for the year ended April 30, 2008, as compared to 9.1% for the year ended April 30, 2007. This increase was attributable to our ability to further reduce our manufacturing costs after the migration of our entire manufacturing operations to China. In particular, labor costs were reduced as a result of further localization of our workforce at the middle management level, and production efficiency has improved due to optimization of certain production processes. In addition, we recorded $0.9 million in inventory write-offs for the year ended April 30, 2008, as compared to $1.6 million for the year ended April 30, 2007.

Selling, general and administrative. Selling, general and administrative expenses decreased by 12.8% to $19.3 million for the year ended April 30, 2008, as compared to $22.1 million for the year ended April 30, 2007, while sales decreased by 5.4% in the same period. This decrease primarily resulted from the restructuring of the sales organization and improvement in cost control.

Research and development. Research and development expenses decreased by 8.3% to $2.0 million for the year ended April 30, 2008, as compared to $2.2 million for the year ended April 30, 2007. The reduction of research and development expenses for the year was a result of the improved cost structure and more effective use of external research resource to supplement projects’ need.

Reorganization expenses. During the years ended April 30, 2008 and 2007, we incurred $0.4 million and $2.5 million in reorganization expenses (pre-tax), respectively, consisting of severance payments in connection with a work force reduction of approximately 46 and 370 employees, respectively, as part of the move of our manufacturing operations to Dongguan, China and corporate reorganization of our US operations, as part of our efforts to streamline our sales offices.

Other income (expenses), net. Other expenses, net were $0.7 million for the year ended April 30, 2008 as compared to other income, net of $0.6 million for the year ended April 30, 2007. This increase was primarily due to an increase in exchange loss incurred as a result of the appreciation of the Renminbi during the year.

Facilities and relocation charges. During the year ended April 30, 2007, we incurred approximately $3.0 million in facilities and relocation charges in connection with the transfer of our assembly and test operations from Hong Kong to Dongguan, China. As the relocation was completed in 2007, no such charges were incurred during the year ended April 30, 2008.

Interest expenses. Interest expense was $19.5 million for the year ended April 30, 2008 and 2007. Of the $19.5 million recorded in the years ended April 30, 2008 and 2007, $13.9 million was attributable to interest on our 9.25% senior notes due 2011. The remaining balance mainly represented interest paid for capital lease obligations and the short-term bank loans, as well as the amortization of deferred charges relating to the 9.25% senior notes due 2011, Series A Preferred Shares, and our purchase money loan facility.

Income tax expenses. During the year ended April 30, 2008, we incurred an income tax expense of $0.3 million as compared to $1.3 million for the year ended April 30, 2007. The effective tax rate for the years ended April 30, 2008 and 2007 was -1.4% and -3.7%, respectively and the change in effective tax rate is mainly due to the recognition of additional tax assessment from the HKIRD for the fiscal year 2000 during the year ended April 30, 2007. The income tax expense for the year ended April 30, 2008 was primarily attributable to provisions for taxes payable in the PRC, Hong Kong and the United States. The income tax expenses for the year ended April 30, 2007 represent mainly a provision of $1.2 million in relation to a tax dispute for the fiscal year 2000.

Fiscal Year Ended April 30, 2007 Compared to Fiscal Year Ended April 30, 2006

Sales. Sales decreased by 9.5% to $164.9 million for the year ended April 30, 2007 as compared to $182.1 million for the year ended April 30, 2006.

Sales for assembly services decreased by 7.9% to $155.7 million for the year ended April 30, 2007 as compared to $169.1 million for the year ended April 30, 2006. The decrease in sales for assembly services during the year was mainly attributed to the decrease in unit sales volume due to various factors including interruption from the migration of our operations from Hong Kong to Dongguan and the inventory corrections that took place in April 2007 quarter. Sales for assembly services accounted for 94.5% and 92.9% of total sales for the years ended April 30, 2007 and 2006, respectively. Sales from chipscale packages represented 77.1% of assembly sales for the year ended April 30, 2007 as compared to 68.0% of assembly sales for the year ended April 30, 2006. Our mix of assembly services shifted mostly toward chipscale packages during the year ended April 30, 2007 as compared to the corresponding prior year.

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

Selling, general and administrative. Selling, general and administrative expenses decreased by 25.1% to $22.1 million for the year ended April 30, 2007, as compared to $29.4 million for the year ended April 30, 2006, while sales decreased by 9.5% in the same period. This decrease primarily resulted from the shut down of our Hong Kong manufacturing operations by the end of July 2006, cost reduction as a result of the reorganization of our sales teams in Hong Kong, the U.S. and Europe and reallocation of our customer services team and back office functions in China, and certain pre-operating expenses, including rental and utilities expenses incurred by the Dongguan, China manufacturing facility charged in the year ended April 30, 2006 which were no longer charged to selling, general and administrative expenses in the current year.

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

Inflation

We do not believe that inflation has had a material effect on our business, financial condition or results of operations. However, inflation has been rising recently in the United States, China and other areas of the world where we do business. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could adversely affect our business, financial condition and results of operations.

LIQUIDITY AND CAPITAL RESOURCES

Cash on hand and at bank, excluding restricted cash, as of April 30, 2006, 2007 and 2008 was $11.9 million, $7.3 million and $6.0 million, respectively.

Net Cash Provided by (Used in) Operating Activities

Fiscal Year Ended April 30, 2008 Compared to Fiscal Year Ended April 30, 2007 and 2006

For the year ended April 30, 2008, our net cash provided by operating activities was $2.8 million, as compared to net cash provided by operating activities of $10.4 million for the year ended April 30, 2007. This decrease in net cash provided by operating activities was primarily due to the repayment of $4 million under the advance payment agreement and payment of $0.8 million in connection with the tax dispute concerning fiscal year 2000 during the fiscal year 2008. A gradual improvement in business towards the end of fiscal year 2008 has resulted in additional operating cash outflow to increase inventory holding.

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

Net Cash Used in Investing Activities

Fiscal Year Ended April 30, 2008 Compared to Fiscal Year Ended April 30, 2007 and 2006

Net cash used in investing activities was $8.3 million for the year ended April 30, 2008, compared to $17.6 million for the year ended April 30, 2007. The investing activities for the year ended April 30, 2008 consisted of scheduled payments paid to Wellmean, a local contractor for the facilitation of the ASAT China plant, and purchase of equipment and machinery to enhance our production capability to meet the needs of our customers’ new package designs.

Net cash used in investing activities was $17.6 million for the year ended April 30, 2007, compared to $23.4 million for the year ended April 30, 2006. The investing activities consisted of scheduled payments paid to Wellmean, a local contractor for the facilitation of the ASAT China plant, and purchase of equipment and machinery to enhance our production capability in meeting needs of our customers’ new package design.

Net Cash Provided by Financing Activities

Fiscal Year Ended April 30, 2008 Compared to Fiscal Year Ended April 30, 2007 and 2006

Net cash provided by financing activities was $4.2 million for the year ended April 30, 2008, as compared to $2.5 million for the year ended April 30, 2007. Cash provided by financing activities for the year ended April 30, 2008 included $10.6 million from the draw down of new short-term bank loans, which was offset in part by $5.5 million in repayment of short-term bank loans and $0.9 million in repayment of capital lease obligations.

Net cash provided by financing activities was $2.5 million for the year ended April 30, 2007, as compared to $9.7 million for the year ended April 30, 2006. Cash provided by financing activities for the year ended April 30, 2007 included $3.8 million from the draw down of new short-term bank loans, $0.5 million in proceeds from our rights offering and $0.2 million in proceeds from stock options exercised, which was offset in part by $2.0 million in repayment of capital lease obligations. Cash provided by financing activities for the year ended April 30, 2006 included net proceeds of $9.2 million from borrowing the first tranche of our purchase money loan facility, proceeds of $7.5 million from the issuance of Series A Preferred Shares (another $7.5 million for the issuance of Series A Preferred Shares to QPL was in the form of a waiver of accounts payable owing to QPL) and proceeds from the exercise of stock options of $109 thousand. These proceeds were offset by $1.7 million of the payment of deferred financing expenses associated with our $30.0 million private financing arrangements, repayment of a short-term bank loan of $4.2 million and repayment of capital lease obligations of $1.2 million.

Capital Expenditures and Material Financing Arrangements

Capital expenditures

Capital expenditures decreased to $9.1 million for the year ended April 30, 2008 from $17.7 million for the year ended April 30, 2007. This decrease was due primarily to the completion of construction and relocation of Dongguan, China facilities in 2007.

For the year ended April 30, 2008, we incurred capital expenditures for the enhancement of our production equipment at our Dongguan, China facilities. For the year ended April 30, 2007, we incurred capital expenditures to enhance our production capability in meeting the requirements of our customers’ new package designs and on the facilitization of our new manufacturing plant. For the year ended April 30, 2006, we incurred capital expenditures for additional machinery and equipment to meet the capacity requirements of our customers and development of the new ERP and MES as well as the facilitization of our new manufacturing plant.

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

In late December 2005, we were notified by Standard Chartered Bank of its unwillingness to grant an extension beyond January 15, 2006 for us to meet a net worth requirement, which was a condition of our guarantee. On March 31, 2006, we deposited $3.3 million in cash with Standard Chartered Bank as collateral for our guarantee obligations and, in consideration thereof, Standard Chartered Bank amended the term loan facility agreement and removed the net worth and financial requirements. On July 24, 2006, Standard Chartered Bank released us and ASAT HK from our guarantees. During the fiscal year ended April 30, 2007, Standard Chartered Bank had released, in several tranches, the secured deposit of $1.5 million.

On January 31, 2008, we and the Lender entered into an early termination agreement with respect to the sale-leaseback arrangement, subject to certain requirements to be fulfilled therein, and agreed to offset the lease payable of $1.6 million against deposit paid. Accordingly, the lease agreement was terminated early and the entire restricted cash balance was released on March 4, 2008.

As of April 30, 2008, we had commitments for capital expenditures of approximately $0.2 million. These capital expenditures are expected to be used for enhancement of our production equipment at our Dongguan, China facilities. We currently intend to fund our capital expenditures with the existing cash resources and positive cash flow generated from the savings that we are realizing from reductions in cost structure from the completion of the move of our manufacturing operations to Dongguan, China. We will also continue to seek financing from customers and external financing to fund our future capital expenditures. The executions of these plans are highly dependent upon the progress of our business growth and the technological requirements to maintain the competition edge of our company.

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

On August 23, 2007, we amended the purchase money loan facility to extend the maturity due date of the $10.0 million principal amount until April 30, 2009 and to extend the payment due date for interest payments (and interest on such interest) for March 31, 2006, June 30, 2006, September 30, 2006, December 31, 2006, March 31, 2007, June 30, 2007 and September 30, 2007 to become due on October 31, 2007. In return for amending the purchase money loan facility, on October 1, 2007, we issued 35,766,900 warrants to the lenders, which exercisable, in the aggregate, for a total of approximately 4.6% of ASAT Holding’s total outstanding ordinary shares on a fully diluted basis (inclusive of ordinary shares issuable upon exercise of warrants to the holders themselves and which ASAT Holdings will grant to the eligible holders of our 9.25% senior notes due 2011). The warrants will have an exercise price of $0.01 per ordinary share and will expire on February 1, 2011, subject to adjustment as provided in the warrants and the other terms and conditions contained therein. These warrants and the ordinary shares into which they will be exercisable are not registered under the Securities Act of 1933, or any state securities laws, and will be sold in a private transaction under Regulation D and Regulation S. Unless the warrants and ordinary shares are registered in the future, they may not be offered or sold in the United States except pursuant to an exemption from the registration requirements of the Securities Act and applicable state laws.

On October 10, 2007, we amended the purchase money loan facility to extend the payment due date for interest including any penalty interest as required by the agreement. Interest that was due or will be due for payment on or before December 31, 2008 will be due and payable on December 31, 2008.

On October 17, 2008, we amended the purchase money loan facility to extend the maturity due date of the $10.0 million principal amount and certain unpaid interest. The maturity due date for the $10.0 million principal was extended to January 31, 2010. For the total interest of $5,277,231 accrued and unpaid up to October 17, 2008, we were required to pay $441,667 upon signing the amended agreement. The balance of the unpaid interest of $4,835,564 was converted into two separate loan principals with $2,435,564 due and payable on December 15, 2008 and $2,400,000 due and payable on January 31, 2010.

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

We have agreed to file a registration statement covering the resale of the shares issuable upon exercise of the Series A Preferred Shares and warrants described above. Subsequently, we have obtained a waiver from the U.S. Securities and Exchange Commission, or SEC on such obligation until such time as we are notified to file a registration statement, which has not yet occurred as of the date of this annual report. We have withdrawn all previous filings with the SEC, on this matter.

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

On March 15, 2008, we paid semiannual dividend due on our outstanding Series A Preferred Shares. We paid the dividend in our ordinary shares, issuing 91.10 ordinary shares per Series A Preferred Share and 27,329,665 ordinary shares in the aggregate to members of the investor group and Everwarm Limited, and issuing 91.10 ordinary shares per Series A Preferred Share and 835,269 ordinary shares in the aggregate to holders of Series A Preferred Shares who subscribed to our rights offering, all in accordance with the terms of our Series A Preferred Shares.

On September 15, 2008, we paid semiannual dividend due on our outstanding Series A Preferred Shares. We paid the dividend in our ordinary shares, issuing 158.91 ordinary shares per Series A Preferred Share and 47,672,829 ordinary shares in the aggregate to members of the investor group and Everwarm Limited, and issuing 158.91 ordinary shares per Series A Preferred Share and 1,457,107 ordinary shares in the aggregate to holders of Series A Preferred Shares who subscribed to our rights offering, all in accordance with the terms of our Series A Preferred Shares.

On May 1, 2006, we entered into a financing agreement with a customer to provide us $6.0 million of financing in the form of advance payments for assembly and test services, subject to certain conditions. The advance was made to us on June 9, 2006. The primary purpose of this financing was to purchase new equipment to support the customer’s production capacity demands. This financing bore no interest and was to be repaid beginning in January 2007 by off-setting amounts against our receivables from our future sales to the customer up to a fixed maximum monthly amount, with any difference between this maximum amount and receivables from our sales to the customer in a given month being paid by us in cash. As of April 30, 2007, the outstanding balance on this customer financing was $4.0 million. The agreement contains various affirmative and negative covenants, including notice requirements for specified actions or events, restrictions on acquisitions and dispositions of property, business or assets, and transactions with affiliates. Events of default under the agreement include failure by ASAT to pay or perform its obligations under the agreement, cross defaults with specified indebtedness and bankruptcy events. Upon the occurrence of an event of default, the customer may require us to repay the remaining balance of the advance payment. Such arrangement was terminated on January 17, 2008, and the advance from customer was fully offset against the receivable as of January 31, 2008.

In September 2006, ASAT China obtained a revolving credit facility of RMB30 million (approximately $4.3 million) with a term of one year from a Chinese bank. The revolving credit facility was secured by the pledge of certain equipment of ASAT China purchased with the proceeds of such facility and may be extended after one year. On October 8, 2006, ASAT China drew down RMB20 million (approximately $2.9 million) which was due in October 2007 at an interest rate of 6.12% per annum. In September 2007, ASAT China rolled over the original RMB20 million for another year at the interest rate of 7.29%. On April 30, 2007, ASAT China drew down the remaining balance of this revolving credit facility and repaid in full on the due date of April 30, 2008. As such, the outstanding balance of this revolving facility was RMB20 million as of April 30, 2008. In September 2008, ASAT China repaid the balance of the RMB20 million credit facility.

On August 1, 2007, we did not pay the regularly scheduled interest payment of approximately $6.9 million on our 9.25% senior notes due 2011. We have subsequently paid such interest payment, including accumulated penalty interest, on August 28, 2007, which was within the 30 days grace period permitted under the Indenture governing our 9.25% senior notes due 2011.

We have occasionally been in default or otherwise been out of compliance with the covenants and conditions in the agreements governing our debt. Such defaults have been cured or otherwise remedied by obtaining amendments or waivers from our creditors.

On August 23, 2007, we received consents from approximately 98% of holders of our 9.25% senior notes due on 2011 to enter into a supplemental indenture dated August 27, 2007, which amended certain provisions of the Indenture and waived certain defaults and events of default that may have occurred or may occur. The amendments included: (i) elimination of restrictions on the value of the assets that may be held by ASAT China; (ii) expand the ability of our company and our subsidiaries to secure financing from additional sources; and (iii) extend the deadline for us to fulfill our reporting obligations under the Indenture. In return, we agreed to issue warrants for ordinary shares in connection with the amendment of the Indenture and these warrants will be issued to eligible holders of our 9.25% senior notes due 2011 who consented to the solicitation of consents ended August 23, 2007 to amend the Indenture, subject to certain conditions specified therein. On October 1, 2007, we issued in total of 35,766,900 warrants to the eligible holders. These warrants would, in the aggregate, be exercisable for a total of approximately 4.6% of our total outstanding ordinary shares on a fully diluted basis as of the issue date. The warrants have an exercise price of $0.01 per ordinary share and will expire on February 1, 2011, subject to adjustment as provided in the warrants and the other terms and conditions contained therein.

In September 2007, ASAT China obtained a second revolving multi-currency credit facility of RMB150 million or equivalent (approximately $20 million) with a term of one year. This facility is secured by certain trade receivables of ASAT China. In October 2008, ASAT China obtained a renewal of the second revolving credit facility and is extended for another year with the interest rate revised to LIBOR plus 4%.

In April 2008, ASAT China obtained a third revolving credit facility of $5 million with a term of one year bearing interest rate at LIBOR plus 3%. The third revolving credit facility is secured by certain equipment of ASAT China.

In July 2008, ASAT China obtained a fourth short-term revolving credit facility of RMB60 million bearing interest at a rate published by the People’s Bank of China plus an markup of 15%. The revolving credit facility is backed by a guarantee provided by ASAT HK. The revolving credit facility will expire in April 6, 2009 and may be extended for further one year.

As of the date of this annual report, ASAT China had drawn down approximately $10.5 million in total of all its credit facilities.

We believe that our existing cash and cash equivalents and anticipated cash flow from operations based on current market conditions and funds from various financing arrangements described above will be sufficient to meet our anticipated cash needs in the ordinary course of business for at least the next twelve months.

Debt. As of April 30, 2008, our total outstanding debt was approximately $168.9 million, consisting of $150 million of 9.25% senior notes due 2011, $70 thousand of capital lease obligations, $9.5 million under our purchase money loan facility (the principal amount of the loan which we must repay is $10 million) and $9.4 million under our revolving credit facilities with Chinese banks. The Indenture, dated as of January 26, 2004, by and among New ASAT (Finance) Limited, ASAT Holdings Limited and its subsidiaries referred to therein as Guarantors, and The Bank of New York, as trustee (the “Indenture”), governing the 9.25% senior notes requires the Company to comply with certain covenants, which in addition to limiting our ability to incur debt, limit our ability to:

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

Contractual Obligations. The following table summarizes our existing contractual obligations for future debt repayments, lease obligations and capital expenditures as of April 30, 2008:

	Payment due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
	(in thousands)
Long-term debt (1)	191,625	13,875	177,750	—	—
Purchase money loan (2)	17,756	3,806	13,950	—	—
Operating leases (3)	29,131	3,731	7,178	5,817	12,405
Capital lease obligations (4)	77	30	47	—	—
Capital expenditures (5)	3,800	3,800	—	—	—

Total	242,389	25,242	198,925	5,817	12,405

(1)	Long-term debt

Principal and interest for the 9.25% senior notes that would accrue are included.

(2)	Purchase money loan

Interest for the purchase money loan that would accrue is included based on an interest rate of 15% per annum. Interest on overdue interest that would accrue is included based on an interest rate of 20% per annum.

(3)	Operating leases

We lease certain land, buildings, equipment and machinery and motor vehicles under operating lease agreements expiring at various times through July 2020. We had a lease of a Hong Kong manufacturing facility that expired in February 2007. We also negotiated an early termination of the lease of a different Hong Kong office and manufacturing facility, with the expiration date changed from March 2007 to August 2006. We have subsequently renewed our annual lease for reduced Hong Kong office space, with the current expiration date being August 31, 2010. We entered into a lease of a factory facility (the “Phase I facility”) in Dongguan, China in August 2002, under which the lessor was responsible for the design and construction of the interior finish and fixtures of the factory buildings. We are obligated to pay a monthly rental payment and management service fee for a period of 15 years from September 2003.

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

Future minimum lease payments under operating leases as of April 30, 2008 are as follows:

$’000
Fiscal year ending April 30:
2009 (the remainder of fiscal year)	3,731
2010	3,643
2011	3,535
2012	3,218
2013	2,599
Thereafter	12,405

29,131

On June 30, 2008, we terminated the original lease agreements and management service agreements for both Phase I and Phase II facilities, which were entered into between Timerson and Changshi. At the same time, ASAT China entered into the new lease agreements with Changshi for the remaining terms of the respective leases. Under the new lease agreements, the rent and service fees to be paid are denominated in Renminbi and the monthly amount payable is based on the predetermined schedule. The expiry of the lease terms for Phase I and Phase II factory premises remain August 31, 2018 and July 31, 2020, respectively.

(4)	Capital lease obligation

Future minimum lease payments under capital lease obligations as of April 30, 2008 are as follows:

Motor vehicles $’000
Fiscal year ending April 30:
2009	30
2010	30
2011	17

Total minimum lease payments	77
Less: amounts representing interest	7

Present value of minimum payments	70
Current portion	26

Non-current portion	44

We are currently leasing two motor vehicles. These leases are classified as a finance lease and, as of April 30, 2008, had a remaining lease term ranging from 2.25 years to 2.92 years.

(5)

As of April 30, 2008 and April 30, 2007, we had contracted for capital expenditures on property, plant and equipment of $0.2 million and $1.2 million, respectively, and unpaid trade payable of property, plant and equipment of $3.6 million and $6.6 million, respectively.

RESEARCH AND DEVELOPMENT

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

In addition to our internal and co-development work with our customers, we also work closely with our equipment and material suppliers in developing advanced processing capabilities and materials for use in our assembly processes. During our last three fiscal years, our research and development expenditures ranged between $2.0 million and $4.1 million or approximately 2.2% to 1.3% of sales. However, the decrease in our research and development expenditures in the last five fiscal years, particularly between fiscal years ended April 30, 2006, 2007 and 2008 may adversely affect us. See “Item 3—Key Information—Risk Factors—Our ability to rapidly develop and successfully bring to market advanced technologies and services is important to maintaining our competitive position and profitability.”

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

On June 30, 2008, we terminated the original lease agreements and management service agreements for both Phase I and Phase II facilities, which were entered into between Timerson and Changshi. At the same time, ASAT China entered into the new lease agreements with Changshi for the remaining terms of the respective leases. Under the new lease agreements, the rent and service fees to be paid are denominated in Renminbi and the monthly amount payable is based on the predetermined schedule described above. The expiry of the lease terms for Phase I and Phase II factory premises remain August 31, 2018 and July 31, 2020, respectively, and ASAT China has the option and right of first refusal to purchase the facilities and the related land-use right of the land at prices fixed as stated in the predetermined schedule of the respective original lease agreements.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth information about the persons who serve as directors and senior management of ASAT Holdings as of the date of this annual report. Shareholders are entitled to re-elect the board of directors at each annual meeting. Senior management are appointed by, and serve at the discretion of, the board of directors. The business address of each director is 14th Floor, 138 Texaco Road, Tsuen Wan, New Territories, Hong Kong.

Directors

Name	Age	Position	Position Held Since
Kei W. Chua	35	Director	June 2005
Peter Hopper	49	Director	September 2006
Kevin Kit Tong Kwan	49	Director	March 2006
Tung Lok Li	56	Director	October 1999
Joseph A. Martin	60	Director	March 2004
Henry C. Montgomery	72	Director and Chairman of the Board and the Audit Committee	Director since June 2004 Chairman since June 2005
Glen G. Possley	68	Director	November 2005
Stephen M. Shaw	47	Director and Chairman of the Compensation Committee and the Nominating and Governance Committee	Director since February 2003 Chairman of the Committees since October 2004
Eugene Suh	41	Director	August 2005

Senior Management

Name	Age	Position	Position Held Since
Tung Lok Li	56	Acting Chief Executive Officer	September 2006
Kei Hong Chua	37	Executive Vice President and Chief Financial Officer	July 2007
Jeffrey R. Osmun	45	President and Executive Vice President of Sales and Marketing	April 2008
Joseph A. Martin	60	Chief Business Officer	April 2008 Formerly Executive Vice President of Sales and Marketing since September 2006
Ernest Tan	54	Senior Vice President of Manufacturing	May 2007
John R. McMillan	62	Senior Vice President of Quality and Engineering	April 2008

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

Kei Hong Chua is our Executive Vice President and Chief Financial Officer. He has over 15 years of banking, finance and accounting experience. Prior to assuming this position, Mr. Kei Hong Chua was head of Standard Chartered Bank’s Alternate Investment Group in China, where he was responsible for proprietary investments in special situations across Asia. Previously, he served as a senior manager in Corporate Finance and Business Recovery Services at PricewaterhouseCoopers in Hong Kong and as a senior manager in Arthur Andersen’s Global Corporate Finance—Corporate Restructuring Services in New York. In addition, he served as a founding partner and CFO of Vertical Think, Inc., a management and consulting firm for companies engaged in eBusiness. He is a certified public accountant. Mr. Kei Hong Chua received a B.S. degree in finance and accounting, with magna cum laude honors, from New York University.

Joseph A. Martin is our Chief Business Officer. Prior to assuming this position, Mr. Martin was our Executive Vice President of Sales and Marketing and from September 2006 to April 2008 and the Chief Executive Officer of QPL International Holdings, a position he occupied from February 2004 through September 1, 2006. From 1993 until he joined QPL, Mr. Martin was with ASAT where he served in a number of senior level management positions, including Senior Vice President of Strategic Planning, Chief Operating Officer and as a Director. From 1983 until he joined ASAT, Mr. Martin was with Amkor Electronics where he held various senior level positions, including Vice President of European Sales and Vice President of Marketing for Amkor’s advanced product lines. Prior to that, Mr. Martin held various sales, management and engineering positions with TRW, Thompson CSF, and Texas Instruments. Mr. Martin received his undergraduate degree in chemistry from Lamar University.

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

Eugene Suh is a Partner at CCMP Capital Asia Pte. Ltd. Prior to joining CCMP Capital Asia Pte. Ltd., Mr. Suh was an associate director for one year in the Distressed Debt Investment Group at Bear Stearns in Hong Kong where he was responsible for sourcing and evaluating distressed debt investments in Korea, Thailand and Hong Kong. Previously, Mr. Suh was a director at Ferrier Hodgson, an internationally affiliated group that focuses on advising distressed corporations and banks in corporate finance, operational turnarounds and debt restructuring transactions. Before joining Ferrier Hodgson, Mr. Suh was a member of Ernst & Young’s Restructuring and Reorganizational Group in New York. Mr. Suh is a certified public accountant. Mr. Suh holds a B.A. from Trinity College in the U.S. and an M.B.A. from the Stern School of Business at New York University.

Jeffrey R. Osmun is our President and Executive Vice President of Sales and Marketing. Mr. Osmun has almost 20 years of semiconductor industry sales experience, including seven years at assembly and test provider STATS ChipPAC where he most recently served as Corporate Vice President of Worldwide Sales and Marketing. During this period, Mr. Osmun served as a key member of the leadership team responsible for the integration of ST Assembly Test Services and ChipPAC in 2004, while at the same time leading the combined marketing, customer service and technical sales support organization. In addition to his experience at STATS ChipPAC, Mr. Osmun was the Corporate Vice President of Sales and Marketing at White Electronic Designs, an Arizona-based provider of advanced technology solutions. Mr. Osmun also worked in several sales and management positions, rising from sales engineer to national sales manager, during his 12 years career with Kyocera America, Inc. Mr. Osmun holds a Bachelor of Science degree in Mechanical Engineering from Lehigh University.

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

John R. McMillan is our Senior Vice President of Quality and Engineering and he has more than 20 years of semiconductor assembly and test experience. Prior to joining ASAT, Mr. McMillan was Vice President of Quality, Reliability and Manufacturing Engineering of Amkor Technology. Mr. McMillan also served as Director of Quality and Engineering at Tensolite Company, a division of the Carlisle Corporation, where he revamped quality control procedures and managed the transition of manufacturing operations to China from the United States of America.

Our current Acting Chief Executive Officer is a member of our board of directors and is affiliated with one of our principal shareholder groups, QPL. Our current Chief Financial Officer is the brother of a member of our board of directors who is affiliated with the investor group. For further information, see “Item 7—Major Shareholders and Related Party Transactions—Related Party Transactions.”

COMPENSATION

For the year ended April 30, 2008, we paid an aggregate compensation to our senior management and directors as a group of approximately $2.9 million. For the year ended April 30, 2007, we paid an aggregate compensation to our senior management and directors as a group of approximately $2.5 million. As of April 30, 2007, the aggregate amount accrued and unpaid by us to provide fees, pension retirement or similar benefits for our directors and executive officers as a group was approximately $0.2 million. No unpaid balance existed as of April 30, 2008.

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

BOARD PRACTICES

Under the Restated Articles of Association of ASAT Holdings as amended, the board consists of no fewer than three and no greater than ten directors. Shareholders are entitled to re-elect the board of directors at each annual general meeting. Vacancies on the board can be filled by a majority of the directors present at a board meeting and vacancies of independent director seats also require approval by a majority of the independent directors. Vacancies can also be filled by a written resolution signed by all directors. Our board of directors has determined that Mr. Montgomery, Mr. Possley and Mr. Shaw are independent directors under the applicable rules promulgated by Nasdaq. However, since our ADSs were delisted from Nasdaq in June 2008, rules promulgated by Nasdaq are no longer applicable to our Company.

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

Board of Directors’ Committees

Our audit committee consists of three members: Mr. Montgomery, Mr. Possley and Mr. Shaw. Mr. Montgomery serves as chairman and the designated financial expert of the audit committee. The audit committee performs the following duties, among others: to appoint, determine funding for and oversee the activities of the independent auditor; to review the independence and performance of the independent auditors; to pre-approve all audit and permitted non-audit services to be provided by the independent auditors; to review audited annual consolidated financial statements and other related financial matters; to review our annual and interim quarterly financial results and the associated financial news releases; to discuss with management and independent auditors the quality and adequacy of our internal financial controls, critical accounting policies and practices, and all material written communications between the independent auditor and management; to receive and review on a confidential basis all complaints received regarding our accounting controls or practices; and to review and approve any related party transactions involving us and any of our officers or directors. The charter of the audit committee is available on our website at http://www.asat.com/investor/governance.php.

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

EMPLOYEES

As of April 30, 2008, we employed 2,633 full-time employees, of whom 45 were employed in research and development, 1,647 in assembly, 109 in test services, 717 in material control, quality control, facility engineering and assurance, 66 in marketing, sales and customer services and 49 in administration. There were 40 employees located in Hong Kong, 2,552 in China, 31 in the U.S., 8 in Asia (excluding Hong Kong and China) and 2 in Europe. We believe our relationship with our employees is generally good. None of our employees belong to a union.

SHARE OWNERSHIP

Stock Option Plan

We adopted the 2000 Stock Option Plan or the “plan”, on July 6, 2000. We have authorized 110,000,000 ordinary shares for issuance under the plan, equivalent to 7,333,333 ADSs. The plan is a non-qualified, discretionary option grant program under which eligible individuals may be granted options to purchase ordinary shares. Under the plan, the board and when so delegated, the Compensation Committee of the board, will determine which individuals will be granted options, the number of ordinary shares subject to the option, the exercise price for the shares, the vesting periods and any other terms that will apply as the board deems appropriate and consistent with the plan. The individual’s eligible to participate in our stock option plan includes officers, employees, consultants and non-employee directors of the ASAT group companies. The plan is designed to attract employees and important individuals to the ASAT group companies and to provide recipients with a proprietary interest in the financial success of ASAT. We implemented the Stock Option plan on July 11, 2000, when we granted stock options for 76,655,065 ordinary shares at a per share exercise price equal to $2.40 per ordinary share (equivalent to $36.00 per ADS). Our stock options generally expire 10 years from the grant date.

On January 24, 2003, we announced the Employee Stock Option Exchange Program, a voluntary stock option exchange program for our officers, employees and certain directors. We offered eligible stock option holders with exercise prices above the equivalent current bid price of our ADSs to voluntarily cancel their outstanding options. In exchange, participants were offered new stock options at the fair market value of our ADSs no sooner than six months and one day after the cancellation of the options. The cancellation occurred on February 24, 2003 at the expiration of the offer to participate. Under the terms of the Stock Option Exchange Program, options for 60,822,235 ordinary shares (equivalent to 4,054,815 ADSs) were surrendered for cancellation at a weighted average exercise price of $1.94 per ordinary share (equivalent to $29.1 per ADS) and, on August 29, 2003, options for 32,948,550 ordinary shares at an exercise price of $0.288 per ordinary share (equivalent to options for 2,196,570 ADSs at an exercise price of $4.32 per ADS) were granted to these participants who were still employed by us at that date to replace the surrendered options. All newly granted replacement options have the same vesting schedule as the cancelled options.

As of April 30, 2008, we had outstanding stock options for 53,899,470 ordinary shares, equivalent to 3,593,298 ADSs, with a weighted average exercise price of $0.088 per ordinary share (equivalent to $1.32 per ADS). Of the total amount of outstanding exercisable stock options as of April 30, 2008, we had outstanding stock options granted to our directors and executive officers as a group for 19,859,955 ordinary shares, equivalent to 1,323,997 ADSs, with a weighted average exercise price of $0.118 per ordinary share (equivalent to $1.77 per ADS).

The following chart sets forth as of April 30, 2008 the total ordinary shares that may be received by option holders upon exercise of currently outstanding options, the weighted average exercise price of those outstanding options and the numbers of ordinary shares that are still available for future issuance under the plan after considering the stock options currently outstanding. All of the options currently outstanding and described below have been or can be issued pursuant to our 2000 Stock Option Plan. The plan has been approved by our stockholders.

Plan Category	Number of shares to be issued upon exercise of outstanding options	Weighted average exercise prices of outstanding options per ordinary share	Weighted- average exercise price of outstanding options per ADS	Number of shares remaining available for future issuance under equity compensation plan
Equity compensation plans approved by stockholders 2000 Stock Option Plan	53,899,470	$0.088	$1.32	43,447,535
Equity compensation plan not approved by stockholders	None	—	—	None
Total	53,899,470	$0.088	$1.32	43,447,535

ITEM	7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

The following table contains information concerning the ownership of our ordinary shares and our Series A Preferred Shares by each person who we know beneficially owns 5% or more of our ordinary shares or our Series A Preferred Shares as of April 30, 2008. The share ownership information of our ordinary shares in the following table is based on information contained in statements on Schedule 13D or Schedule 13G filed by the shareholders with the SEC or information furnished to us by the shareholders. The percentage ownership of our ordinary shares in the table below is based on 759,295,377 ordinary shares outstanding as of April 30, 2008. The share ownership information of our Series A Preferred Shares in the following table is based on information contained in our register of members. The percentage ownership of our Series A Preferred Shares in the table below is based on 309,169 Series A Preferred Shares outstanding as of April 30, 2008.

Shareholder	Number of Ordinary Shares Owned	Percentage of Ordinary Shares Beneficially Owned	Number of Series A Preferred Shares Owned (6)	Percentage of Series A Preferred Shares Beneficially Owned
JPMP Master Fund Manager, L.P. related funds:
Asia Opportunity Fund, L.P. (1)	142,868,045	18.81%	71,369	23.08%
Chase Asia Investment Partners II (Y), LLC (1)	57,216,735	7.54%	28,583	9.25%
CAIP Co-Investment Fund Parallel Fund (I) C.V. (1)	13,870,274	1.83%	6,929	2.24%
CAIP Co-Investment Fund Parallel Fund (II) C.V. (1)	9,246,768	1.22%	4,619	1.49%

	223,201,822	29.40%	111,500	36.06%
Olympus Capital Holdings Asia related funds (2)(3)	80,915,192	10.66%	38,500	12.45%
QPL International Holdings Limited (4)(5)	325,584,494	42.88%	150,000	48.52%

(1)

The amount of shares reported consists of ordinary shares owned by Asia Opportunity Fund, L.P. (“Asia Fund”), Chase Asia Investment Partners II (Y), LLC (“CAIP”), CAIP Co-Investment Fund Parallel Fund (I) C.V. (“CAIP Parallel I”) and CAIP Co-Investment Fund Parallel Fund (II) C.V. (“CAIP Parallel II” and collectively with Asia Fund, CAIP and CAIP Parallel I, the “J.P. Morgan Entities”). The sole member of CAIP is J.P. Morgan Asia Investment Partners, L.P. (“JPM Investment”), whose general partner is J.P. Morgan Asia Equity Partners, L.P. (“JPM Equity”). The general partner of each of the J.P. Morgan Entities is Asia Opportunity Company (“Asia Opportunity”), a wholly owned subsidiary of JPM Equity. The general partners of JPM Equity are JPMP Asia Equity Company, a Cayman Islands exempted company and wholly owned subsidiary of JPMP Master Fund Manager, L.P., whose general partner is JPMP Capital Corp., a wholly owned subsidiary of JPMorgan Chase & Co., a publicly traded company, and Liu Asia Equity Company, a Cayman Islands exempted company.

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

Directors and Executive Officers

Other than Mr. Tung Lok Li, none of our directors or executive officers individually beneficially owns more than 1% of our outstanding ordinary shares. Mr. Tung Lok Li, one of our directors and our Acting Chief Executive Officer, beneficially owns approximately 38.49% of QPL, which in turn indirectly owns approximately 325,584,494 ordinary shares or approximately 42.88% of ASAT Holdings’ ordinary shares. In his most recently filed amendment to his statement on Schedule 13D, Mr. Li stated that he may be deemed to be the beneficial owner of the 325,584,494 ordinary shares industry held by QPL pursuant to Rule 13d-3 of the Exchange Act. In addition, Mr. Li beneficially owns 1,448,010 ordinary shares, which is equivalent to 96,534 ADSs, owns stock options for 2,500,000 ordinary shares, which is equivalent to 166,666 ADSs in total, at an exercise price of $4.32 per share with an expiration date on August 29, 2013, and owns 22,300,000 warrants, which is equivalent to 1,486,666 ADSs in total.

Shareholders Agreement

The shareholders listed in the table above, Orchid Hong Kong Investment Holdings and certain other purchases of our equity securities entered into a shareholders agreement relating to transfers of ASAT Holdings’ ordinary shares, voting rights and other matters. Under the shareholders agreement, the shareholders agreed to vote their ordinary shares and take all action so that three directors on the board of director are appointed by Asia Opportunity Fund, L.P., three by QPL and three independent directors are individuals selected by Asia Opportunity Fund, L.P. and nominated by QPL for recommendation to the board of directors for approval and appointment by the board of directors, subject to decrease as their respective shareholding decreases. Orchid Hong Kong Investment Holdings is no longer a party to the shareholders agreement.

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

Our Series A Preferred Shares are entitled to a semi-annual dividend equal to 13% of the purchase price therefore, or $50, payable in arrears on March 15 and September 15. Such dividends are payable, at our option, in cash unless payment in cash is prohibited by law or by the terms of our debt instruments, or in additional Series A Preferred Shares or ordinary shares of the Company.

On September 15, 2007, we paid semiannual dividend due on our outstanding Series A Preferred Shares. We paid the dividend in our ordinary shares, issuing 84.84 ordinary shares per Series A Preferred Share and 25,452,045 ordinary shares in the aggregate to members of the investor group and Everwarm Limited, a wholly-owned subsidiary of QPL, and issuing 84.84 ordinary shares per Series A Preferred Share and 825,876 ordinary shares in the aggregate to holders of Series A Preferred Shares who subscribed to our rights offering, all in accordance with the terms of our Series A Preferred Shares. On March 15, 2008, we paid semiannual dividend due on our outstanding Series A Preferred Shares. We paid the dividend in our ordinary shares, issuing 91.10 ordinary shares per Series A Preferred Share and 27,329,665 ordinary shares in the aggregate to members of the investor group and Everwarm Limited, and issuing 91.10 ordinary shares per Series A Preferred Share and 835,269 ordinary shares in the aggregate to holders of Series A Preferred Shares who subscribed to our rights offering, all in accordance with the terms of our Series A Preferred Shares. On September 15, 2008, we paid semiannual dividend due on our outstanding Series A Preferred Shares. We paid the dividend in our ordinary shares, issuing 158.91 ordinary shares per Series A Preferred Share and 47,672,829 ordinary shares in the aggregate to members of the investor group and Everwarm Limited, and issuing 158.91 ordinary shares per Series A Preferred Share and 1,457,107 ordinary shares in the aggregate to holders of Series A Preferred Shares who subscribed to our rights offering, all in accordance with the terms of our Series A Preferred Shares. Future dividend payments on the Series A Preferred Shares in such shares or our ordinary shares will be dilutive to holders of ordinary shares or ADSs. In addition, if such shareholders sell substantial amounts of their ADSs in the public market during a short period of time, prices of these securities may decline significantly. See “Item 3—Key Information—Risk Factors—We issued Series A Preferred Shares and warrants in connection with the preferred shares financing arrangement, warrants in connection with the purchase money loan facility with our two principal shareholder groups, warrants in connection with amending the purchase money loan facility and warrants in connection with the recently approved amendments to the indenture governing our 9.25% senior notes due 2011, which can have a significant dilutive effect upon our shareholders.”

RELATED PARTY TRANSACTIONS

In March 2001, we entered into a supply agreement with QPLL and Talent Focus, both wholly-owned subsidiaries of QPL, one of our principal shareholders, pursuant to which QPLL and Talent Focus, as our preferred suppliers, agreed to supply leadframes based on our orders from time to time during the term of the contract (the “Original Supply Agreement”). QPL is our largest affiliated shareholder group. In addition, Mr. Tung Lok Li, our Acting Chief Executive Officer, is chairman of the board of QPL and beneficially owns approximately 38.49% of QPL. The Original Supply Agreement expired on April 30, 2004. The prices for the leadframes provided to us under this Original Supply Agreement were fair market value plus a premium of not less than 5% of fair market value. We believe that the premiums paid to QPL for leadframe materials under the Original Supply Agreement were fair and reasonable for a number of reasons, including: (i) we have been consistently granted priority for needed capacity for our orders even though QPL has been operating in an environment during which it must allocate products among its other customers, (ii) QPL engineers have consistently given us first priority to address quality or production related issues with us, (iii) QPL engineers have consistently worked closely with our engineers and production managers to expeditiously design and manufacture leadframes to our customer specifications, (iv) the close proximity of the QPL manufacturing facilities to our assembly operations, first in Tsuen Wan, Hong Kong and more recently in Dongguan, China, have resulted in the expeditious delivery of leadframes to us, and (v) QPL has been willing to hold inventory for us and/or our customers under our “just-in-time” inventory management system. Fair market value under this expired contract was determined by reference to the quotations obtained from two or more reputable vendors in the integrated circuit industry selected by us and approved by QPLL and Talent Focus.

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

We purchase a significant amount of our leadframe requirements from QPL, as well as, to a significantly lesser extent, other raw materials, tooling and spare parts. We purchased leadframe requirements, other raw materials, tooling and spare parts from QPL amounting to $22.9 million, $9.7 million and $11.6 million for the years ended April 30, 2006, 2007 and 2008, respectively. All purchases from QPL are made in accordance with the Amended Supply Agreement.

In addition, we provided management information services and building facility services to QPL under a cost sharing agreement. We received services income from the provision of such services of $19 thousand for the fiscal year ended April 30, 2006. After their relocation, we did not receive any service income for provision of management information service and building facility services to QPL for the fiscal years ended April 30, 2007 and 2008.

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

On August 23, 2007, the purchase money loan facility was amended to extend the maturity due date of the $10.0 million principal amount until April 30, 2009 and to extend the payment due date for interest payments (and interest on such interest) for March 31, 2006, June 30, 2006, September 30, 2006, December 31, 2006, March 31, 2007, June 30, 2007 and September 30, 2007 to become due on October 31, 2007. In return for amending the purchase money loan facility, we issued 35,766,900 warrants to the lenders on October 1, 2007 under the purchase money loan facility warrants exercisable, in the aggregate, for a total of approximately 4.6% of ASAT Holding’s total outstanding ordinary shares on a fully diluted basis as of the issue date (inclusive of ordinary shares issuable upon exercise of warrants to the holders themselves and which ASAT Holdings will grant to the eligible holders of our 9.25% senior notes due 2011). The warrants have an exercise price of $0.01 per ordinary share and will expire on February 1, 2011, subject to adjustment as provided in the warrants and the other terms and conditions contained therein.

On October 10, 2007, the purchase money loan facility was further amended to extend the payment due dates for the interest, including any penalty interest as required by the agreement. Interest that was due or will be due for payment on or before December 31, 2008 will be due and payable on December 31, 2008.

On October 17, 2008, we amended the purchase money loan facility to extend the maturity due date of the $10.0 million principal amount and certain unpaid interest. The maturity due date for the $10.0 million principal was extended to January 31, 2010. For the total interest of $5,277,231 accrued and unpaid up to October 17, 2008, we were required to pay $441,667 upon signing the amended agreement. The balance of the unpaid interest of $4,835,564 was converted into two separate loan principals with $2,435,564 due and payable on December 15, 2008 and $2,400,000 due and payable on January 31, 2010.

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

We have agreed to file a registration statement covering the resale of the shares issuable upon exercise of the Series A Preferred Shares and warrants described above. We have obtained a waiver from the U.S. Securities and Exchange Commission, or SEC on such obligation until such time as we are notified to file a registration statement, which has not yet occurred as of the date of this annual report. We have withdrawn all previous filings with the SEC, on this matter.

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

On September 1, 2006, our board of directors appointed Tung Lok Li as Acting Chief Executive Officer. Mr. Li is chairman of QPL, one of our principal shareholder groups, and a member of our board of directors. Mr. Li has assumed his position for the interim period while we continue our search for a permanent Chief Executive Officer. While Mr. Li will continue to serve as a member of our board of directors, his employment contract with us expressly prohibit him from entering into any related party transactions with QPL. On September 1, 2006, our board of directors appointed Joseph Martin as Executive Vice President of Sales and Marketing. In April 2008, Mr. Martin assumed a new position as our Chief Business Officer. Mr. Martin was Chief Executive Officer of QPL, one of our principal shareholder groups, and is a member of our board of directors. Mr. Martin resigned from his position with QPL effective September 1, 2006 to avoid any conflicts of interest with his current position at ASAT. On July 18, 2007, our board of directors appointed Kei Hong Chua as Chief Financial Officer. Mr. Kei Hong Chua succeeds his brother, Mr. Kei W. Chua, our former Acting Chief Financial Officer and a current member of our board of directors, who is affiliated with one of our principal shareholder groups, the investor group.

On October 1, 2007, we issued in total of 35,766,900 warrants to Asia Opportunity Fund, L.P., Chase Asia Investment Partners II (Y), LLC, CAIP Co-Investment Fund Parallel Fund (I) C.V. and CAIP Co-Investment Fund Parallel Fund (II) C.V., affiliates of one of our major shareholders, JPMP, in return for amending the purchase money loan facility (see item 5—“Material financing arrangements” for details). The warrants have an exercise price of $0.01 per ordinary share and will expire on February 1, 2011, subject to adjustment as provided in the warrants and the other terms and conditions contained therein. The fair value of warrants issued is approximately $1.6 million and it is amortized as an adjustment of interest expense over the remaining term of the purchase money loan. As of April 30, 2008, the unamortized fair value of the warrant was approximately $1.1 million and recorded in “Deferred Charges, Net”.

On February 28, 2008, we issued warrants for a total of 41.8 million ordinary shares to Mr. Tung Lok Li, the Acting Chief Executive Officer, as part of his compensation. The warrant is exercisable with respect to 20.6 million ordinary shares immediately, with the remainder subject to certain vesting or performance criteria. The fair value of warrants issued is approximately $1 million and it has an exercise price of $0.01 per ordinary share and will expire on February 1, 2011, subject to adjustment as provided in the warrants and the other terms and conditions contained therein.

ITEM 8.    FINANCIAL INFORMATION

See Item 18 “Financial Statements”.

ITEM 9.    THE OFFER AND LISTING

Market Price Information—American Depositary Shares (ADSs)

Our ordinary shares trade in the form of ADSs evidenced by American Depositary Receipts, or ADRs. Our ADSs are currently traded on the OTC Bulletin Board (“OTCBB”) in the United States under the symbol “ASTTY.OB”. Information relating to our ADSs has been restated to give effect to the ADS ratio change from one ADS for every five ordinary shares to one ADS for every 15 ordinary shares effective December 22, 2006. The Bank of New York acts as the depositary of our ADSs.

Following the offering of our ADSs in July 2000, our ADSs were quoted on the Nasdaq Global Market (formerly the Nasdaq National Market) until June 2003. On June 26, 2003, as we did not meet the listing requirements for the Nasdaq Global Market, Nasdaq approved our application to transfer to the Nasdaq Capital Market (formerly the Nasdaq SmallCap Market), where our ADSs were quoted from July 1, 2003 to April 12, 2004. On April 12, 2004, the ADSs once again became quoted on the Nasdaq Global Market. On November 28, 2005, as we again did not meet the listing requirements for the Nasdaq Global Market, Nasdaq approved our application to transfer to the Nasdaq Capital Market, effective November 30, 2005. On March 27, 2008, trading of our ADSs was suspended from the Nasdaq Capital Market and our ADSs were delisted from Nasdaq in June 2008. In April 2008, our ADSs became traded on the OTCBB. Currently, our ADSs are not listed on a public stock exchange.

The table below presents the high and low closing prices for our ADSs traded on the Nasdaq Global Market, the Nasdaq Capital Market, or the OTCBB, as applicable, for the periods presented.

	Price per ADS on Nasdaq Global Market, Nasdaq Capital Market or OTCBB
	High	Low
Annually Highs and Lows
Fiscal Year Ended April 30,
2004	$13.80	$1.26
2005	7.38	2.64
2006	3.84	1.65
2007	3.21	0.20
2008	1.42	0.10

Quarterly Highs and Lows
Fiscal Year Ended April 30, 2007
First Quarter	$3.21	$1.50
Second Quarter	1.62	0.60
Third Quarter	2.37	1.32
Fourth Quarter	2.02	0.92

Fiscal Year Ended April 30, 2008
First Quarter	$1.42	$0.77
Second Quarter	1.33	0.39
Third Quarter	1.34	0.56
Fourth Quarter	0.64	0.10

Fiscal Year Ended April 30, 2009
First Quarter	$0.60	$0.13
Second Quarter (through October 28, 2008)	0.44	0.10

Monthly Highs and Lows (most recent six months)
April	$0.35	$0.10
May	0.60	0.21
June	0.40	0.25
July	0.40	0.13
August	0.44	0.23
September	0.40	0.20
October (through October 28, 2008)	0.20	0.10

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

Share Capital

We have a total authorized share capital of $30,000,000, divided into 2,999,000,000 ordinary shares of par value $0.01, 759,295,377 of which were outstanding as of April 30, 2008, and 1,000,000 Series A Redeemable Convertible Preferred shares, of par value $0.01 per share, 309,169 of which were outstanding as of April 30, 2008. All of the ordinary shares issued and outstanding are registered shares and not bearer shares, and are fully paid, duly authorized and validly issued.

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

In July 2005 we entered into a settlement agreement with Freescale Semiconductor, Inc. with respect to claim of royalty payments. In connection with the settlement agreement, we issued to Freescale Semiconductor, Inc. a five-year warrant to purchase 10,937,500 of our ordinary shares, which is the equivalent of 729,167 ADSs, at an exercise price of $0.16 per share (equivalent to $2.40 per ADS).

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

On August 23, 2007, we agreed to issue warrants for ordinary shares in connection with the amendment to our purchase money loan agreement, which was as required as a condition to closing the solicitation of consents to amend our indenture governing our 9.25% senior notes due 2011, as described below. On October 1, 2007, these warrants were issued to the lenders under the purchase money loan agreement, subject to certain conditions specified therein. These warrants, in the aggregate, are exercisable for a total of approximately 4.6% of ASAT Holding’s total outstanding ordinary shares on a fully diluted basis as of the issue date (inclusive of ordinary shares issuable upon exercise of warrants to the holders themselves and which ASAT Holdings will grant to the eligible holders of our 9.25% senior notes due 2011). The warrants have an exercise price of $0.01 per ordinary share and will expire on February 1, 2011, subject to adjustment as provided in the warrants and the other terms and conditions contained therein.

On August 27, 2007, we agreed to issue warrants for ordinary shares in connection with the amendment of the indenture governing our 9.25% senior notes due 2011. On October 1, 2007, these warrants were issued to eligible holders of our 9.25% senior notes due 2011 who consented to our solicitation of consents ended August 23, 2007 to amend the indenture governing our 9.25% senior notes due 2011, subject to certain conditions specified therein. These warrants, in the aggregate, are exercisable for a total of approximately 4.6%

of ASAT Holding’s total outstanding ordinary shares on a fully diluted basis as of the issue date (inclusive of ordinary shares issuable upon exercise of warrants to the holders themselves and which ASAT Holdings will grant to the lenders under its purchase money loan agreement). The warrants have an exercise price of $0.01 per ordinary share and will expire on February 1, 2011, subject to adjustment as provided in the warrants and the other terms and conditions contained therein.

On February 28, 2008, we issued warrants for a total of 41.8 million ordinary shares to Mr. Tung Lok Li, the Acting Chief Executive Officer, as part of his compensation. The warrant is exercisable with respect to 20.6 million ordinary shares immediately, with the remainder subject to certain vesting or performance criteria, provided that (i) Mr. Tung Lok Li ceases to serve as our executive officer for whatever reasons, including death or (ii) any person or entity becomes a beneficial owner of more than 50% of the total voting power in each and all classes of our equity following the warrant issue date and Mr. Tung Lok Li ceases to serves as our executive officer due to such change of control, the warrant will become immediately exercisable with respect to an aggregate of up to 35.8 million ordinary shares. The fair value of warrants issued is approximately $1 million and it has an exercise price of $0.01 per ordinary share and will expire on February 1, 2011, subject to adjustment as provided in the warrants and the other terms and conditions contained therein.

Share Option Plans. We adopted the 2000 Stock Option Plan, or the plan, on July 6, 2000. We have authorized 110,000,000 ordinary shares for issuance under the plan. This is equivalent to 7,333,333 ADSs. The plan is a non-qualified, discretionary option grant program under which eligible individuals may be granted options to purchase ordinary shares. Under the plan, the board of directors and, when so delegated, the compensation committee of the board of directors, will determine which individuals will be granted options, the number of ordinary shares subject to the option, the exercise price for the ordinary shares, the vesting periods and any other terms as the board of directors deems appropriate and consistent with the plan. The individual’s eligible to participate in the plan includes officers, employees, consultants and non-employee directors of the ASAT group companies. The plan is designed to attract employees and important individuals to the ASAT group companies and to provide recipients with a proprietary interest in the financial success of ASAT.

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

As of April 30, 2008, we had outstanding stock options for 53,899,470 ordinary shares, equivalent to 3,593,298 ADSs, with a weighted average exercise price of $0.088 per ordinary share (equivalent to $1.32 per ADS). Of the total amount of outstanding stock options as of April 30, 2008, we had outstanding stock options granted to our directors and executive officers as a group for 19,859,955 ordinary shares, equivalent to 1,323,997 ADSs, with a weighted average exercise price of $0.118 per ordinary share (equivalent to $1.77 per ADS).

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

Inspection of Books and Records

Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited consolidated financial statements.

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

Further to completing the transfer of the entire manufacturing operations to ASAT China, on June 30, 2008, we terminated the original lease agreements and management service agreements for both Phase I and Phase II facilities, which were entered into between Timerson and Changshi. At the same time, ASAT China entered into the new lease agreements with Changshi for the remaining terms of the respective leases. Under the new lease agreements, the rent and service fees to be paid are denominated in Renminbi and the monthly amount payable is based on the predetermined schedule. The expiry of the lease terms for Phase I and Phase II factory premises remains August 31, 2018 and July 31, 2020, respectively, and ASAT China has the option and right of first refusal to purchase the facilities and the related land-use right of the land at prices fixed as stated in the predetermined schedule of the respective original lease agreements.

On August 5, 2004, we entered into an agreement to engage a third party vendor, Wellmean, to complete the interior finish and fixtures of our Phase II facility. The acquisition of capital equipment and the installation service charges under the terms of this agreement have been valued at approximately $28.9 million, which amount has been split into a series of three payments totaling approximately $14.4 million followed by 24 monthly payments in the amount of $609 thousand per month. We made the first and second payments of approximately $2.9 million and $7.2 million, respectively, during the year ended April 30, 2005. During the year ended April 30, 2006, we made payments totaling approximately $7.8 million to Wellmean. In April 2006, Wellmean agreed to defer the 3 monthly installments for March to May of 2006, totaling approximately $1.8 million, to June 2006. In June 2006, Wellmean further agreed to defer the 3 monthly installments for June to August of 2006, totaling approximately $1.8 million, to September 2006. During the year ended April 30, 2007, we made payments totaling approximately $8.6 million to Wellmean. As of April 30, 2008, the outstanding balance payable to Wellmean was approximately $1.1 million. The balance of the outstanding amount was fully settled in July 2008.

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

On January 25, 2006, we borrowed the first $10.0 million tranche of funding under the purchase money loan facility. In return for drawing upon the first tranche, we issued the lenders warrants to purchase an aggregate of 15,668,170 ordinary shares, which is the equivalent of 1,044,544 ADSs, exercisable at a price of $0.01 per ordinary share (equivalent to $0.15 per ADS), as well as paid a commitment fee of $850,000 on a pro rata basis to the lenders that funded the first tranche. In each case, the warrants are exercisable for five years from the date of issuance. The purchase money loan facility is unsecured and contains various affirmative and negative covenants binding on us and our subsidiaries, including limitations on our and our subsidiaries’ ability to incur indebtedness, grant liens on assets, pay dividends and enter into transactions with affiliates. In addition, we will be required to repay the loans with the net proceeds of certain issuances of equity and debt and certain asset sales. On August 23, 2007, the purchase money loan facility was amended to extend the maturity due date of the $10.0 million principal amount until April 30, 2009 and to extend the payment due date for interest payments (and interest on such interest) for March 31, 2006, June 30, 2006, September 30, 2006, December 31, 2006, March 31, 2007, June 30, 2007 and September 30, 2007 to become due on October 31, 2007. In return for amending the purchase money loan facility, on October 1, 2007, the Company issued 35,766,900 warrants to the lenders under the purchase money loan facility, which exercisable, in the aggregate, for a total of approximately 4.6% of ASAT Holding’s total outstanding ordinary shares on a fully diluted basis (inclusive of ordinary shares issuable upon exercise of warrants to the holders themselves and which ASAT Holdings will grant to the eligible holders of our 9.25% senior notes due 2011). The warrants will have an exercise price of $0.01 per ordinary share and will expire on February 1, 2011, subject to adjustment as provided in the warrants and the other terms and conditions contained therein.

On October 10, 2007, we amended the purchase money loan facility to extend the payment due date for interest including any penalty interest as required by the agreement. Interest that was due or will be due for payment on or before December 31, 2008 will be due and payable on December 31, 2008.

On October 17, 2008, we amended the purchase money loan facility to extend the maturity due date of the $10.0 million principal amount and certain unpaid interest. The maturity due date for the $10.0 million principal was extended to January 31, 2010. For the total interest of $5,277,231 accrued and unpaid up to October 17, 2008, we were required to pay $441,667 upon signing the amended agreement. The balance of the unpaid interest of $4,835,564 was converted into two separate loan principals with $2,435,564 due and payable on December 15, 2008 and $2,400,000 due and payable on January 31, 2010.

We have agreed to file a registration statement covering the resale of the shares issuable upon exercise of the Series A Preferred Shares and warrants described above. We have obtained a waiver from the U.S. Securities and Exchange Commission, or SEC on such obligation until such time as we are notified to file a registration statement, which has not yet occurred as of the date of this annual report. We have withdrawn all previous filings with the SEC, on this matter.

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

On May 1, 2006, we entered into a financing agreement with a customer to provide us $6 million of financing in the form of advance payments for assembly and test services, subject to certain conditions. The advance was made to us on June 9, 2006. The primary purpose of this financing was to purchase new equipment to support the customer’s production capacity demands. This financing bore no interest and was to be repaid beginning in January 2007 by off-setting amounts against our receivables from our future sales to the customer up to a fixed maximum monthly amount, with any difference between this maximum amount and receivables from our sales to the customer in a given month being paid by us in cash. Such arrangement was terminated on January 17, 2008, and the advance from customer was fully offset against the receivable as of January 31, 2008.

In September 2006, ASAT China obtained a revolving credit facility of RMB30 million (approximately $4.3 million) from a Chinese bank. The revolving credit facility is secured by the pledge of certain equipment of ASAT China purchased with the proceeds of such facility and may be extended after one year. On October 8, 2006, ASAT China drew down RMB20 million (approximately $2.9 million) which was due in October 2007 at an interest rate of 6.12% per annum. In September 2007, ASAT China rolled over the original RMB20 million for another year at the interest rate of 7.29%. On April 30, 2007, ASAT China drew down the remaining RMB10 million (approximately $1.4 million) of this revolving credit facility at an interest of 6.39% and subsequently repaid such amount on April 30, 2008. As such, the outstanding balance of this revolving facility was RMB20 million as of April 30, 2008. In September 2008, ASAT China fully repaid the RMB20 million credit facility.

On August 1, 2007, we did not pay the regularly scheduled interest payment of approximately $6.9 million on our 9.25% senior notes due 2011. We subsequently paid such interest payment, including accumulated penalty interest, on August 28, 2007, which was within the 30 days grace period permitted under the Indenture governing our 9.25% senior notes due 2011.

On August 23, 2007, we received consents from approximately 98% of holders of our 9.25% senior notes due on 2011 to enter into a supplemental indenture dated August 27, 2007, which amended certain provisions of the Indenture and waived certain defaults and events of default that may have occurred or may occur. The amendments included: (i) elimination of restrictions on the value of the assets that may be held by ASAT China; (ii) expand the ability of our company and our subsidiaries to secure financing from additional sources; and (iii) extend the deadline for us to fulfill our reporting obligations under the Indenture. In return, we agreed to issue warrants for ordinary shares in connection with the amendment of the Indenture and these warrants were issued to eligible holders of our 9.25% senior notes due 2011 who consented to the solicitation of consents ended August 23, 2007 to amend the Indenture, subject to certain conditions specified therein. On October 1, 2007, we issued in total of 35,766,900 warrants to the eligible holders. These warrants would, in the aggregate, be exercisable for a total of approximately 4.6% of our total outstanding ordinary shares on a fully diluted basis. The warrants have an exercise price of $0.01 per ordinary share and will expire on February 1, 2011, subject to adjustment as provided in the warrants and the other terms and conditions contained therein.

In September 2007, ASAT China obtained a revolving multi-currency credit facility of RMB150 million or equivalent (approximately $20 million) with a term of one year bearing interest at a rate of LIBOR plus 0.8%. This facility is secured by certain trade receivables of ASAT China. In October 2008, ASAT China obtained a renewal of the revolving credit facility and extended it for another year with the interest revised to LIBOR plus 4%.

In April 2008, ASAT China obtained a revolving credit facility of $5 million with a term of one year bearing interest at a rate of LIBOR plus 3%. The revolving credit facility is secured by certain equipment of ASAT China.

In July 2008, ASAT China obtained a short-term revolving credit facility of RMB60 million (approximately $8.6 million) bearing interest at a rate published by the People’s Bank of China plus a markup of 15%. The revolving credit facility is backed by a guarantee provided by ASAT HK. The revolving credit facility will expire in April 6, 2009 and may be extended for further one year.

EXCHANGE CONTROLS AND OTHER LIMITATIONS

The laws of the Cayman Islands where ASAT Holdings is incorporated and those of Hong Kong where we operate certain of our businesses and the Restated Memorandum and Restated Articles of Association of ASAT Holdings do not impose exchange control or restrictions on the remittance of dividends or other payments to nonresident holders of the ordinary shares and ADSs. However, our subsidiary and operations in China are subject to certain applicable PRC laws and regulations. For the relevant limitations and restrictions, please refer to “Risk Factors—Our corporate structure may restrict our ability to receive dividends from, and transfer funds to, ASAT China, our Chinese operating subsidiary, which could restrict our ability to make payments on our 9.25% senior notes due 2011 or act in response to changing market conditions”.

TAXATION

We discuss below the material United States federal income tax and general Cayman Islands and Hong Kong tax consequences of the beneficial ownership and disposition of the ADSs and ordinary shares. This discussion is based on laws, regulations, rulings, income tax conventions or treaties, administrative practices and judicial decisions in effect at the date of this annual report. Subsequent legislative, judicial or administrative changes or interpretations may be retroactive and could affect your tax consequences.

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

If a partnership (including for this purpose any entity treated as partnership for United States federal income tax purposes) is a beneficial owner of the ADSs or ordinary shares, the United States tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership. A holder of ADSs or ordinary shares that is a partnership and partners in such partnership should consult their own tax advisors about the United States federal income tax consequences of holding and disposing of the ADSs or ordinary shares.

Taxation of ADSs or Ordinary Shares

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

Distributions on ADSs or Ordinary Share. We do not currently anticipate paying dividends on the ADSs or ordinary shares in the foreseeable future. To the extent that a cash distribution on ADSs or ordinary shares is paid to a U.S. holder out of our current or accumulated earnings and profits, as determined for United States federal income tax purposes, such distribution will be includable in the U.S. holder’s gross income in an amount equal to the gross amount of such distribution, without reduction for any applicable foreign withholding tax. Dividends will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. Subject to certain limitations, for taxable years beginning before January 1, 2011, dividends paid to non-corporate U.S. holders, including individuals, by a

“qualified foreign corporation”, may be eligible for a reduced rate of taxation if we are deemed to be a “qualified foreign corporation” for United States federal income tax purposes. A “qualified foreign corporation” includes a foreign corporation if:

(i) its shares (or, according to the legislative history, its ADSs) on which dividends are paid are readily tradable on an established securities market in the United States; or

(ii) it is eligible for the benefits under a comprehensive income tax treaty with the United States.

There is currently no income tax treaty in effect between the United States and the Cayman Islands. Our ADSs were delisted from the Nasdaq Capital Market in June, 2008. Therefore, such reduced rate of taxation will apply to dividends paid with respect to our ADSs or ordinary shares.

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

Sale or Other Disposition. A. U.S. holder generally will recognize gain or loss upon a sale or other taxable disposition of ADSs or ordinary share in an amount equal to the difference between the United States dollar value of the amount realized on the sale or other taxable disposition and the U.S. holder’s adjusted tax basis in the ADSs or ordinary shares, as applicable. Such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if, at the time of sale or other taxable disposition, the U.S. holder held the ADS or ordinary share for more than one year. Any gain or loss recognized by a U.S. holder on a sale or other taxable disposition of ADSs or ordinary shares will generally be treated as United States source gain or loss for foreign tax credit purposes. A U.S. holder’s ability to deduct capital losses in respect of ADSs or ordinary is subject to limitations.

Passive Foreign Investment Company.

We generally will be a PFIC under Section 1297 of the Code if, for a taxable year, either (a) 75% or more of our gross income for such taxable year is passive income (the “income test”) or (b) 50% or more of the average percentage, generally determined by fair market value, of our assets during such taxable year either produce passive income or are held for the production of passive income (the “asset test”). “Passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

Certain “look through” rules apply for purposes of the income and asset tests described above. If we own at least, directly or indirectly, 25% by or more of the total value of the equity outstanding shares of another corporation, we will be treated for purposes of the passive foreign investment company tests as owning a proportionate share of the assets of the other corporation, and as receiving as if we (a) held directly a proportionate share of the other corporation’s income. If we have been or are a passive foreign investment company for any taxable year, dividends paid by us to U.S. holders would not be eligible of the reduced rate of taxation applicable to non-corporate U.S. holders, including individuals (see—“Distributions on ADSs, Ordinary Shares and Series A Preferred Shares” above). Additionally, U.S. holders generally would be required to treat any gain on the sale of the ADSs, ordinary shares or Series A Preferred Shares as an “excess distribution” and may also be subject to an interest charge. The excess distribution or gain would be allocated ratably over their holding period, the amount allocated to the current tax year would be subject to tax as ordinary income, the amount allocated to each previous tax year would be subject to tax at the highest applicable marginal rate in effect for that year and an interest charge would be imposed to recover the deemed benefit from the deferred payment of the tax. These rules would effectively prevent a U.S. holder from treating the gain realized on the disposition of the ADSs, ordinary shares or Series A Preferred Shares as capital gain. You could avoid the application of the foregoing rules if, at the time you acquired your ADSs, ordinary shares or Series A Preferred Shares, you were eligible for and timely made a mark-to-market election. We urge you to consult your tax advisor regarding the consequences of an investment in a passive foreign investment company before purchasing ADSs, ordinary shares or Series A Preferred Shares. assets, and (b) received directly a proportionate share of the other corporation’s income. In addition, passive income does not include any interest, dividends, rents, or royalties that are received or accrued by us from a “related person” (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to income of such related person that is not passive income.

Under the income and asset tests, whether or not we are a PFIC will be determined annually based upon the composition of our income and the composition and valuation of our assets, all of which are subject to change. In determining that we are not a PFIC, we are relying on our projected revenues and projected capital expenditures. If our actual revenues and capital expenditures do not match our projections, we may become a PFIC. For example, if we do not spend enough of the cash (a passive asset) we raise from any financing transactions we may undertake, the relative percentage of our passive assets will increase. In addition, our determination is based on a current valuation of our assets, including goodwill. In calculating goodwill, we have valued our total assets based on our market capitalization, determined using the market price of our ordinary shares and ADSs. Such market price may fluctuate. If our market capitalization is less than anticipated or subsequently declines, this will decrease the value of our goodwill and we may become a PFIC. Furthermore, we have made a number of assumptions regarding the amount of value allocable to goodwill. We believe our valuation approach is reasonable. However, it is possible that the IRS will challenge the valuation of our goodwill, which may result in our being a PFIC.

We do not believe that we are currently a PFIC. However, because the PFIC determination is highly fact intensive and made at the end of each taxable year, there can be no assurance that we will not be a PFIC for the current or any future taxable year or that the IRS will not challenge our determination concerning our PFIC status.

Default PFIC Rules under Section 1291 of the Code. If we are a PFIC, you will be subject to the default tax rules of Section 1291 of the Code with respect to:

•

any “excess distribution” paid on ADSs or ordinary shares which means the excess (if any) of the total distributions received by you during the current taxable year over 125% of the average distributions received by you during the three preceding taxable years (or during the portion of your holding period for the ADSs or ordinary shares prior to the current taxable year, if shorter); and

•	any gain recognized on the sale or other taxable disposition (including a pledge) of ADSs or ordinary shares.

Under these default tax rules:

•	any excess distribution or gain will be allocated ratably over your holding period for the ADSs or ordinary shares;

•	the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC will be treated as ordinary income in the current taxable year;

•	the amount allocated to each of the other years will be treated as ordinary income and taxed at the highest applicable tax rate in effect for that year; and

•	the resulting tax liability from any such prior years will be subject to the interest charge applicable to underpayments of tax.

Special rules for Non-Electing U.S. Holders will apply to determine U.S. foreign tax credits with respect to any foreign taxes imposed on distributions on ADSs or ordinary shares.

If we are a PFIC for any taxable year during which you hold ADSs or ordinary shares we will continue to be treated as a PFIC with respect to you for all succeeding years during which you hold ADSs or ordinary shares, regardless of whether we actually continue to be a PFIC. You may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the default tax rules of Section 1291 of the Code discussed above) as if your ADSs or ordinary shares had been sold on the last day of the last taxable year for which we were a PFIC.

If we are a PFIC in any year with respect to you, you will be required to file an annual return on IRS Form 8621 regarding distributions received on ADSs or ordinary shares and any gain realized on the disposition of ADSs or ordinary shares. Furthermore, as discussed below in “Controlled Foreign Corporation”, special rules will apply if we are both a PFIC and a CFC, and you are a U.S. 10% Shareholder (as defined below).

QEF Election. If you make a QEF Election, you generally will not be subject to the default rules of Section 1291 of the Code discussed above. Instead, you will be subject to current U.S. federal income tax on your pro rata share of our ordinary earnings and net capital gain, regardless of whether such amounts are actually distributed to you by us. However, you can make a QEF Election only if we agree to furnish you annually with certain tax information, and we currently do not intend to prepare or provide such information.

Mark-to-Market Election. U.S. Holders of ADSs may make a Mark-to-Market Election with respect to the ADSs, but only if the ADSs are regularly traded on a qualified exchange or other market meeting certain requirements. Stock is “regularly traded” for any calendar year during which it is traded (other than in de minimis quantities) on at least 15 days during each calendar quarter on a qualified exchange. In general, a “qualified exchange” is defined as a national securities exchange that is registered with the SEC or the national market system established pursuant to section 11A of the Securities Exchange Act of 1934. The ADSs were delisted from the Nasdaq Capital Market in June, 2008 and are currently traded on the OTCBB. At present, the IRS does not view the OTCBB as a “qualified exchange” for these purposes. Therefore, a U.S. Holder will not be able to make a Mark to Market Election with respect to the ADSs or ordinary shares.

Since the PFIC rules are complex, you should consult your own tax advisor regarding them and how they may affect the U.S. federal income tax consequences of the ownership and disposition of ADSs and ordinary shares.

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

In addition, if you are or were a U.S. 10% Shareholder at any time during the five-year period ending with a sale or other taxable disposition of ADSs or ordinary shares by you, gain from such disposition will be treated as ordinary income to the extent of our earnings and profits (accumulated in our taxable years beginning after 1962, but only while the ADSs or ordinary shares were held by you and while we were “controlled”) attributable to the disposed ADSs or ordinary shares.

If we are both a PFIC and a CFC, special rules may apply. If you are a U.S. 10% Shareholder, we generally will not be treated as a PFIC with respect to you. This rule generally will be effective for your taxable years beginning after 1997 and for our taxable years ending with or within such taxable years. Special rules will apply to you instead of the default PFIC rules under Section 1291 of the Code discussed above. Alternatively, if you are not a U.S. 10% Shareholder, those default PFIC rules will continue to apply to you.

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

Taxation of Non-U.S. Holders. Distributions on ADSs or ordinary shares to a non-U.S. holder generally would not be subject to United States withholding tax or to United States federal income tax unless such income is effectively connected with the conduct by such non-U.S. holder of a trade or business within the United States (and, if required by an applicable income tax treaty, is attributable to a U.S., permanent establishment). Gain realized by a non-U.S. holder on the sale or other taxable disposition of ADSs or ordinary shares generally will not be subject to United States federal income tax unless:

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

Information Reporting and Backup Withholding. Generally, information reporting requirements will apply to distributions on ADSs or ordinary shares or proceeds on the disposition of ADSs or ordinary shares paid within the United States (and, in certain cases, outside the United States) to U.S. holders other than certain exempt recipients, such as corporations. Furthermore, backup withholding (currently at 28%) may apply to such amounts if the U.S. holder fails to (i) provide a correct taxpayer identification number, (ii) report interest and dividends required to be shown on its U.S. federal income tax return, or (iii) make other appropriate certifications in the required manner. U.S. holders who are required to establish their exempt status generally must provide such certification on IRS Form W-9.

Backup withholding is not an additional tax. Amounts withheld as backup withholding from a payment to you may be credited against your U.S. federal income tax liability and you may obtain a refund of any excess amounts withheld by filing the appropriate claim for refund with the IRS and furnishing any required information in a timely manner.

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

Profits Tax. In general, no tax is imposed in Hong Kong in respect of gains from the sale of property, including ADSs and shares. However, trading gains from the sale of property by persons carrying on a trade, profession or business in Hong Kong where such gains are derived from or arise in Hong Kong from such trade, profession or business will be chargeable to Hong Kong profits tax which is imposed at the rate of 16.5% for corporations and 15% for individuals during fiscal year 2008. Guidance provided by the Hong Kong Inland Revenue authority suggests that gains from sales or disposition of ADSs or ordinary shares issued outside of and not listed in Hong Kong may be considered to be derived from or to arise in Hong Kong if the relevant purchase or sales contracts are negotiated and concluded in Hong Kong, and such gains may be subject to Hong Kong profit tax if those persons deal or trade in the ADSs or ordinary shares as part of their business being carried out in Hong Kong. Whether profits of a trade are taken to be derived from Hong Kong is a question of fact and may vary depending upon the nature of the persons involved.

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

ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

Substantially all of our revenue and costs, assets and liabilities have been denominated in either U.S. dollars or Hong Kong dollars. Substantially all our sales are denominated and received in U.S. dollars. We purchase raw materials and machinery and equipment primarily in U.S. dollars. Labor, manufacturing cost, and administrative costs are incurred primarily in Hong Kong dollars, Chinese Renminbi and, to a lesser extent, U.S. dollars. Overall, we estimate that in fiscal years 2008 and 2009, substantially all of our marketing costs and operating expenses (excluding depreciation) will be in Hong Kong dollars, U.S. dollars or Chinese Renminbi. Following our recapitalization in 1999, substantially all borrowings have been in U.S. dollars or Chinese Renminbi.

The Hong Kong dollar historically has accounted for the largest share of our costs. Because the exchange rate of the Hong Kong dollar to the U.S. dollar has remained close to the range varying between HK$7.75 per U.S. dollar and HK$7.85 per U.S. dollar since May 2005, we have not experienced significant foreign exchange gains or losses associated with that currency. However, the Hong Kong government could change the trading band at HK$7.75 to HK$7.85 per U.S. dollar at any time. Depreciation of the U.S. dollar against the Hong Kong dollar would generally increase our Hong Kong dollar expenses. Following the shut down of the Hong Kong manufacturing operations, our spending in Hong Kong dollars has been reduced.

Additionally, our exposure to fluctuations in the value of the Chinese Renminbi has significantly increased due to the completed move of our manufacturing facilities to Dongguan, China. From 1994 to July 2005, the conversion of Renminbi into foreign currencies, including Hong Kong and U.S. dollars, was based on rates set by the People’s Bank of China, which were set daily based on the previous day’s interbank foreign market exchange rate and current exchange rates on the world financial markets. As a result, the exchange rate of the Renminbi to the U.S. dollar was previously substantially pegged or fixed. On July 21, 2005 the government of China announced that the exchange rate of the Renminbi was being appreciated against the U.S. dollar and that the Renminbi would henceforth have a more flexible exchange rate within a narrow band that would float against a basket of foreign currencies. However, the Chinese government may decide to change or abandon this policy at its sole discretion at any time in the future. As of August 31, 2008, the exchange rate was RMB6.86 to $1.00 as compared with RMB7.52 to $1.00 as of August 31, 2007. This appreciation of the Renminbi against the U.S. dollar and any further appreciation in the exchange rate of the Renminbi against the U.S. dollar will increase our costs relating to our China operations.

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

ITEM 15T.    CONTROLS AND PROCEDURES

Disclosure controls and procedures

As required by Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”), as amended, management, with the participation of our Acting Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures as of April 30, 2008. Disclosure controls and procedures refer to controls and procedures designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in our reports that we file or submit under the Exchange Act is accumulated and communicated to management, including our Acting Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding our required disclosure. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can only provide reasonable assurance of achieving the desired control objectives.

Based on this evaluation, our Acting Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective as of April 30, 2008 at the reasonable assurance level.

Management’s Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company’s internal control over financial reporting includes those policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets of the Company;

•

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of the Company’s management and directors; and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on our financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management evaluated the effectiveness of our internal control over financial reporting as of April 30, 2008 using the criteria in “Internal Control—Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of April 30, 2008 to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with U.S. GAAP. We reviewed the results of management’s assessment with the Audit Committee of our Board of Directors.

This annual report does not include an audit report of the Company’s independent registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to audit by the Company’s independent registered public accounting firm pursuant to rules of the SEC that permit the Company to provide only management’s report in this annual report.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended April 30, 2008 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.    AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Henry C. Montgomery is an “audit committee financial expert” as this term has been defined under the rules and regulations of the SEC and that he is independent under the applicable rules promulgated by SEC.

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

ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

Under its charter, the audit committee of the board of directors reviews and pre-approves all audit and permissible non-audit services performed by PricewaterhouseCoopers as well as the fees charged by PricewaterhouseCoopers for such services. In its review of non-audit services, the audit committee considered whether the provision of such services is compatible with maintaining the independence of PricewaterhouseCoopers. The following table sets forth the aggregate fees billed by PricewaterhouseCoopers in connection with the following services during fiscal years 2007 and 2008:

	Fiscal Year Ended April 30,
	2007	2008
	$’000
Audit Fees (1)	506	430
Audit-Related Fees (2)	573	361
Tax Fees (3)	63	142
All other fees	23	—

Total fees	1,165	933

(1)

The aggregate fees for the fiscal years 2007 and 2008 were for the professional services rendered for the audits of our consolidated financial statements included in our annual report on Form 20-F, and review of the quarterly consolidated financial statements included in our current reports on Form 6-K.

(2)	The aggregate fees for the fiscal years 2007 and 2008 were primarily for the professional services in relation to the accounting advice and assistance in implementing accounting standards.

(3)	The aggregate fees for the fiscal years 2007 and 2008 were primarily for professional services in relation to tax compliance, tax planning, tax consulting service and general advice.

The audit committee has determined that the provision of services rendered above for non-audit services is compatible with maintaining the independence of PricewaterhouseCoopers.

ITEM 16D.    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

As our ADSs only trade over-the-counter via the OTCBB, we are not subject to any listing standards applicable to audit committee of our board of directors.

ITEM 16E. PURCHASES	OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

PART III

ITEM 17.    FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of responding to this item.

ITEM	18. FINANCIAL STATEMENTS

See pages F-1 through F-52.

ITEM	19. EXHIBIT INDEX

Exhibits	Description

1.1 (1)	Restated Memorandum of Association of ASAT Holdings Limited.

1.2 (1)	Restated Articles of Association of ASAT Holdings Limited, as amended.

2.1 (1)	Form of Deposit Agreement between ASAT Holdings Limited and The Bank of New York.

2.2 (1)	Form of ADR (included in Exhibit 4.1).

2.3 (1)	Form of specimen certificate representing ordinary shares of ASAT Holdings Limited.

4.1 (2)	ASAT Holding Limited Stock Option Plan.

4.3 (2)	Form of ASAT Holdings Non-Qualified Stock Option Agreement.

4.4 (3)	Supply Agreement dated March 8, 2001 entered into among ASAT Limited, Talent Focus Limited and QPL Limited.

4.5 (4)	Lease Agreement dated as of August 8, 2002 between Dongguan Changan County Changshi Development Company and Timerson Limited.

4.6 (5)	Indenture dated as of January 26, 2004, between New ASAT (Finance) Limited, ASAT Holdings Limited and its subsidiaries, and The Bank of New York, as trustee.

4.7 (5)	Form of 9.25% Senior Note due 2011 (included in Exhibit 4.6).

4.8 (5)	Lease Agreement dated as of May 7, 2004 among Dongguan Changan County Changshi Development Company, Dongguan Changan ASAT Semiconductor Assembly and Test Factory and Timerson Limited.

4.9 (6)	Supply Agreement dated as of May 1, 2004 entered into among ASAT Limited, Talent Focus Industries Limited and QPL Limited.

4.10 (6)	Supply Agreement dated June 23, 2005 entered into among ASAT Limited, Talent Focus Industries Limited and QPL Limited.

4.11 (7)	Amended and Restated Supply Agreement dated October 27, 2005 entered into among ASAT Limited, Talent Focus Industries Limited and QPL Limited.

4.12 (6)	Purchase Money Loan Agreement dated as of July 31, 2005 among ASAT Holdings Limited, the Lenders named therein, and Asia Opportunity Fund, L.P.

4.13 (7)	Amended and Restated Securities Purchase Agreement dated as of October 27, 2005 among ASAT Holdings Limited and the purchasers party thereto.

4.14 (7)	Amended and Restated Shareholders Agreement dated November 10, 2005, by and among ASAT Holdings Limited and the shareholders party thereto.

4.18 (8)	Form of Warrant Agreement between ASAT Holdings Limited and U.S. Bank National Association.

Exhibits	Description

4.19 (9)	Second Supplemental Indenture dated as of August 27, 2007 between New ASAT (Finance) Limited, ASAT Holdings Limited and its guarantor subsidiaries, and The Bank of New York, as trustee.

4.20 (9)	Waiver and Amendment Agreement dated as of August 23, 2007 among ASAT Holdings Limited, the Lenders named therein, and Asia Opportunity Fund, L.P.

4.21 (9)	Revolving Credit Facility Agreement dated as of September 21, 2007 among X Y and Z (original in Chinese; English translation provided).*

4.22 (9)	Form of Warrant to Bondholders

4.23 (9)	Form of Warrant to Lenders

4.24 (10)	Amended and Restated Lease Agreement dated as of June 30, 2008 between Dongguan Changan County Changshi Development Company and ASAT Semiconductor (Dongguan) Limited.

4.25 (10)	Amendment Agreement dated as of October 17, 2008 among ASAT Holdings Limited, the Lenders named therein, and Asia Opportunity Fund, L.P.

4.26 (10)	Revolving Credit Facility Agreement dated as of October 8, 2008 among X Y and Z (original in Chinese; English translation provided).**

8.0 (9)	Subsidiaries of the Registrant.

11.0 (6)	Code of Ethics.

12.1 (10)	Certification of the Acting Chief Executive Officer pursuant to §302 of the Sarbanes-Oxley Act of 2002.

12.2 (10)	Certification of the Chief Financial Officer pursuant to §302 of the Sarbanes-Oxley Act of 2002.

13.1 (11)	Certification of the Acting Chief Executive Officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2 (11)	Certification of the Chief Financial Officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

(1)	Incorporated herein by reference to Registrant’s Registration Statement on Form F-1 filed on July 7, 2000 (Registration No. 333-12124).

(2)	Incorporated herein by reference to Registrant’s Registration Statement on Form S-8 filed on February 13, 2001 (Registration No. 333-55464).

(3)	Incorporated herein by reference to Registrant’s annual report on Form 20-F filed on June 28, 2002.

(4)	Incorporated herein by reference to Registrant’s annual report on Form 20-F filed on July 28, 2003.

(5)	Incorporated herein by reference to Registrant’s annual report on Form 20-F filed on July 9, 2004.

(6)	Incorporated herein by reference to Registrant’s annual report on Form 20-F filed on August 2, 2005.

(7)	Incorporated herein by reference to Registrant’s Quarterly Report on Form 6-K filed on January 11, 2006.

(8)	Incorporated herein by reference to Registrant’s Registration Statement on Form F-1 filed on January 27, 2006.

(9)	Incorporated herein by reference to Registrant’s annual report on Form 20-F filed on October 15, 2007.

(10)	Filed herewith.

(11)	Furnished herewith.

*	Certain portions of this exhibit were omitted based upon a request for confidential treatment filed with the Securities Exchange Commission previously. The omitted portions were separately submitted to the Securities and Exchange Commission.
**	Certain portions of this exhibit have been omitted based upon a request for confidential treatment. The omitted portions will be separately submitted to the Securities and Exchange Commission.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ASAT HOLDINGS LIMITED

Date: October 30, 2008	By:	/s/ TUNG LOK LI
	Name:	Tung Lok Li
	Title:	Acting Chief Executive Officer

Date: October 30, 2008	By:	/s/ KEI HONG CHUA
	Name:	Kei Hong Chua
	Title:	Chief Financial Officer

ASAT HOLDINGS LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF ASAT HOLDINGS LIMITED

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and comprehensive loss, consolidated statements of shareholders’ deficit, and consolidated statements of cash flows present fairly, in all material respects, the financial positions of ASAT Holdings Limited (the “Company”) and its subsidiaries at April 30, 2007 and 2008 and the results of their operations and their cash flows for each of the three years in the period ended April 30, 2008 in conformity with accounting principles generally accepted in the United States of America. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits of these consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PRICEWATERHOUSECOOPERS
Hong Kong
October 30, 2008

ASAT HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

AS OF APRIL 30, 2007 AND 2008

(Expressed in United States dollars)

	Note(s)	April 30, 2007	April 30, 2008
		(restated)
		$’000	$’000
ASSETS
Current assets:
Cash and cash equivalents		7,325	6,011
Restricted cash	8	900	—
Accounts receivable, net	6	17,704	17,540
Inventories	7	13,270	15,112
Prepaid expenses and other current assets		5,171	5,138

Total current assets		44,370	43,801

Restricted cash, net of current portion	8	900	—
Property, plant and equipment, net	9	79,582	62,252
Deferred charges, net	2	5,277	6,367
Other non-current assets	14, 25	5,008	6,223

Total assets		135,137	118,643

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Short-term bank loan	10	3,837	9,392
Accounts payable		25,926	27,908
Accrued liabilities	11	22,445	18,915
Amount due to QPL	4	2,532	3,461
Current portion of capital lease obligations	14	1,822	26

Total current liabilities		56,562	59,702

Other long-term payable	12	2,086	2,400
Purchase money loan	12	8,249	9,449
9.25% senior notes due 2011	13	150,000	150,000
Capital lease obligations, net of current portion	14	758	44

Total liabilities		217,655	221,595

Series A Redeemable Convertible Preferred Shares	15	1,618	2,796
Commitments and contingencies	25

Shareholders’ deficit:
Common stock ($0.01 par value, 2,999,000,000 ordinary shares authorized, 711,401,844 and 766,348,377 ordinary shares issued, respectively; 704,348,844 and 759,295,377 ordinary shares outstanding, respectively)	18	7,114	7,664
Less: Repurchase of shares at par		(71)	(71)

		7,043	7,593
Additional paid-in capital		250,197	252,960
Accumulated deficit		(341,192)	(366,178)
Accumulated other comprehensive loss		(184)	(123)

Total shareholders’ deficit		(84,136)	(105,748)

Total liabilities and shareholders’ deficit		135,137	118,643

The accompanying footnotes are an integral part of these consolidated financial statements.

ASAT HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS FOR THE YEARS ENDED APRIL 30, 2006, 2007 AND 2008 (Expressed in United States dollars, except share and per share data)

	Note(s)	2006	2007	2008
			(restated)
		$’000	$’000	$’000
Sales		182,115	164,853	155,961
Cost of sales	4, 7	168,859	149,927	138,683

Gross profit		13,256	14,926	17,278

Operating expenses
—Selling, general and administrative	4	29,448	22,065	19,251
—Research and development		4,059	2,218	2,034
—Reorganization expenses	21	4,690	2,473	392
—Impairment of property, plant and equipment	5	3,890	—	—
—Facilities and relocation charges	22	1,054	3,047	—

Total operating expenses		43,141	29,803	21,677

Loss from operations		(29,885)	(14,877)	(4,399)
Other income (expense), net	16	3,438	643	(722)
Interest expense:
—Amortization of deferred charges	2	(1,947)	(3,705)	(3,245)
—Others	10, 12, 13	(14,686)	(15,837)	(16,281)

Loss before income taxes		(43,080)	(33,776)	(24,647)
Income tax benefit (expense)	17	649	(1,264)	(339)

Net loss		(42,431)	(35,040)	(24,986)
Other comprehensive loss:
Foreign currency translation		11	39	61

Comprehensive loss		(42,420)	(35,001)	(24,925)

Net loss applicable to ordinary shareholders:
Net loss		(42,431)	(35,040)	(24,986)

Preferred shares:
—Cumulative preferred share dividends	15	(976)	(1,990)	(2,028)
—Accretion of preferred shares		(500)	(960)	(1,195)

Net loss applicable to ordinary shareholders		(43,907)	(37,990)	(28,209)

Net loss per ordinary share:
Basic and diluted net loss per share (dollars per share)	2	$(0.06)	$(0.05)	$(0.04)

Basic and diluted weighted average number of shares outstanding	2	679,357,820	691,798,216	724,599,796

The accompanying footnotes are an integral part of these consolidated financial statements.

ASAT HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ DEFICIT

FOR THE YEARS ENDED APRIL 30, 2006, 2007 AND 2008

(Expressed in United States dollars, except shares data)

	Common Stock (Note 18)		Additional paid-in capital	Deferred stock-based compensation	Accumulated deficit	Accumulated other comprehensive loss	Total
	Share	Amount
	(in thousands)	$’000	$’000	$’000	$’000	$’000	$’000
Balance as of April 30, 2005	678,437	6,784	231,108	(393)	(263,721)	(234)	(26,456)
Net loss for the year	—	—	—	—	(42,431)	—	(42,431)
Translation adjustment	—	—	—	—	—	11	11
Exercise of stock options	1,025	10	99	—	—	—	109
Reversal of deferred stock-based compensation	—	—	(516)	516	—	—	—
Reversal of stock-based compensation	—	—	—	(186)	—	—	(186)
Fair value of the beneficial conversion feature	—	—	10,179	—	—	—	10,179
Amortization of the accretion of preferred shares	—	—	(500)	—	—	—	(500)
Preferred shares dividend	3,345	34	(34)	—	—	—	—
Issuance of warrants	—	—	6,017	—	—	—	6,017

Balance as of April 30, 2006	682,807	6,828	246,353	(63)	(306,152)	(223)	(53,257)
Net loss for the year	—	—	—	—	(35,040)	—	(35,040)
Translation adjustment	—	—	—	—	—	39	39
Exercise of stock options	2,140	21	197	—	—	—	218
Reversal of deferred stock-based compensation	—	—	(63)	63	—	—	—
Amortization of stock-based compensation	—	—	888	—	—	—	888
Fair value of the beneficial conversion feature	—	—	95	—	—	—	95
Amortization of the accretion of preferred shares	—	—	(1,232)	—	—	—	(1,232)
Preferred shares dividend	19,402	194	(194)	—	—	—	—
Issuance of warrants	—	—	28	—	—	—	28

Balance as of April 30, 2007 (as previously reported)	704,349	7,043	246,072	—	(341,192)	(184)	(88,261)
Restatement re recognition of contingency conversion feature of preferred shares (note 2(b))	—	—	3,853	—	—	—	3,853
Restatement re amortization of the accretion of preferred shares (note 2(b))	—	—	272	—	—	—	272

Balance as of April 30, 2007 (as restated)	704,349	7,043	250,197	—	(341,192)	(184)	(84,136)
Net loss for the year	—	—	—	—	(24,986)	—	(24,986)
Translation adjustment	—	—	—	—	—	61	61
Stock based compensation expenses	—	—	523	—	—	—	523
Exercise of warrants	35	—	—	—	—	—	—
Conversion of preferred shares	468	5	13	—	—	—	18
Amortization of the accretion of preferred shares	—	—	(1,195)	—	—	—	(1,195)
Issuance of warrants (note 23)	—	—	3,967	—	—	—	3,967
Preferred shares dividend	54,443	545	(545)	—	—	—	—

Balance as of April 30, 2008	759,295	7,593	252,960	––	(366,178)	(123)	(105,748)

The accompanying footnotes are an integral part of these consolidated financial statements.

ASAT HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED APRIL 30, 2006, 2007 AND 2008 (Expressed in United States dollars)

	2006	2007	2008
	$’000	$’000	$’000
Operating activities:
Net loss	(42,431)	(35,040)	(24,986)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation and amortization:
Property, plant and equipment	26,886	23,328	22,004
Deferred charges and debt discount	1,947	3,705	3,245
(Gain) loss on disposal of property, plant and equipment	(14)	173	—
Non-cash impairment of property, plant and equipment	3,890	—	—
Unrealized foreign exchange loss	—	—	899
(Reversal) amortization of stock-based compensation	(186)	888	523
Amortization of warrant compensation	—	—	832

Changes in operating assets and liabilities:
Accounts receivable, net	(11,927)	11,903	164
Restricted cash	(3,320)	1,520	1,800
Inventories	(5,301)	9,939	(1,728)
Prepaid expenses and other current assets	(929)	2,913	(1,537)
Other non-current assets	(1,324)	(738)	(1,215)
Accounts payable	16,815	(5,728)	5,063
Accrued liabilities	5,914	834	(3,216)
Amount due to QPL	2,920	(3,294)	929

Net cash (used in) provided by operating activities	(7,060)	10,403	2,777

Investing activities:
Proceeds from disposal of property, plant and equipment	116	181	771
Acquisition of property, plant and equipment	(23,520)	(17,748)	(9,073)

Net cash used in investing activities	(23,404)	(17,567)	(8,302)

Financing activities:
Proceeds from warrant and preferred shares exercised	—	—	1
Proceeds from draw down of new loans	—	3,837	10,646
Repayment of short-term bank loan	(4,227)	—	(5,546)
Proceeds from stock options exercised	109	218	—
Proceeds from issuance of Series A Redeemable Convertible Preferred Shares	7,500	—	—
Proceeds from purchase money loan	9,150	—	—
Proceeds from right offering	—	490	—
Payment of other deferred charges	(1,677)	—	—
Repayment of capital lease obligations	(1,204)	(2,010)	(940)

Net cash provided by financing activities	9,651	2,535	4,161

Net decrease in cash and cash equivalents	(20,813)	(4,629)	(1,364)
Cash and cash equivalents at beginning of year	32,717	11,915	7,325
Effects of foreign exchange rates change	11	39	50

Cash and cash equivalents at end of year	11,915	7,325	6,011

Supplemental disclosure of cash flow information:
Cash paid (received) during the year for:
—Interest expense	14,239	14,211	14,503
—Income taxes	(639)	102	877
Non-cash financing activities: Waiver of payment to QPL in exchange of Series A Redeemable Convertible Preferred Shares	7,500	—	—
Settlement of capital lease payable against deposit placed	—	—	1,570

The accompanying footnotes are an integral part of these consolidated financial statements.

ASAT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amount expressed in United States dollars unless otherwise stated)

1.	ORGANIZATION AND BASIS OF PRESENTATION

ASAT Holdings Limited, a company incorporated under the laws of Cayman Islands (including its consolidated subsidiaries, collectively “ASAT” or the “Company”), was formed on October 20, 1999. ASAT is principally engaged in the provision of assembly and test services for packaged integrated circuits to customers in the semiconductor industry. The Company’s principal production facilities are located in the People’s Republic of China (“China”). The Company’s sales offices are strategically located in the United States, Hong Kong, Singapore, Germany and Korea.

On July 14, 2000, the Company offered 6,666,666 American Depositary Shares (“ADS”) representing 100,000,000 ordinary shares at $36.00 per ADS to the public and has the ADSs quoted on The Nasdaq Capital Market under the symbol “ASTT.” On January 3, 2008, the Company received a compliance letter from Nasdaq stating that the Company’s market value of listed securities has been below $35,000,000 as required under Marketplace Rule 4320(e)(2)(B) for continued listing on the Nasdaq Capital Market. The Company was provided with 30 calendar days, until February 4, 2008, to regain compliance with the Nasdaq Capital Market’s continued listing requirements or be subject to delisting. The Company was also notified by Nasdaq by the same compliance letter that the Company do not comply with the minimum stockholders’ equity of $2,500,000 or net income from continuing operations of $500,000 in the most recently completed fiscal year or in two of the last three most recently completed fiscal years, which are also requirements for continued listing on the Nasdaq Capital Market.

On January 3, 2008, the Company received another compliance letter from Nasdaq stating that, for a period of 30 consecutive trading days, the Company’s ADSs had closed below the minimum bid price of $1.00 per ADS as required under Nasdaq Marketplace Rule 4320(e)(2)(E)(ii) for continued listing on the Nasdaq Capital Market. The Company was provided with 180 calendar days, until July 1, 2008, to regain compliance with the Nasdaq Capital Market’s continued listing requirements or be subject to delisting.

On March 25, 2008, the Company received notice from the staff of Nasdaq regarding Nasdaq Hearing Panel’s determination on the Company’s non-compliance with Nasdaq continuing listing requirements, including maintaining the market value of the Company’s listed securities above $35 million, the Company’s stockholders equity above $2.5 million, and the Company’s net income of at least $500,000 from continuing operations for the most recently completed fiscal year or two of the last three most recently completed fiscal years. As a result, the Company’s ADSs were delisted and suspended from trading on the Nasdaq Capital Market on March 27, 2008.

After delisting from Nasdaq, the Company’s ADSs are now trading on the OTC Bulletin Board under the trading symbol “ASTTY.OB”.

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America.

The Company has experienced recurring net losses of $42.4 million, $35.0 million and $25.0 million for the years ended April 30, 2006, 2007 and 2008, respectively. As of April 30, 2007 and April 30, 2008, the Company had net liabilities of $82.5 million and $103.0 million, respectively, and an accumulated deficit of $341.2 million and $366.2 million, respectively. In response to current financial conditions, the Company has explored various means of obtaining additional financing, while reducing losses. In September 2006, ASAT Semiconductor (Dongguan) Limited (“ASAT China”), a wholly-owned subsidiary of the Company, obtained a revolving credit facility for RMB30 million (approximately $4.3 million) under which drawdowns were permitted for a period of one year. The revolving credit facility is secured by the pledge of certain equipment of ASAT China purchased

ASAT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amount expressed in United States dollars unless otherwise stated)

with the proceeds of such facility (See Note 10 for details). On October 8, 2006, the Company drew down RMB20 million (approximately $2.9 million) which was due in October 2007. In September 2007, ASAT China renewed the RMB20 million of the credit facility for another year. On April 30, 2007, the Company drew down the remaining balance of RMB10 million (approximately $1.4 million) of this revolving credit facility and had subsequently repaid it on April 30, 2008. As such, the outstanding balance of this revolving facility was RMB20 million as of April 30, 2008. In September 2008, ASAT China fully repaid the RMB20 million credit facility. On August 23, 2007, the Company’s purchase money loan facility was amended to extend the maturity due date of the $10.0 million principal amount until April 30, 2009 and to extend the payment due date for interest payments (and interest on such interest) for March 31, 2006, June 30, 2006, September 30, 2006, December 31, 2006, March 31, 2007, June 30, 2007 and September 30, 2007 to become due on October 31, 2007. On October 10, 2007, the Company further amended the purchase money loan facility to extend the payment due date for interest including any penalty interest as required by the agreement. Interest that was due or will be due for payment on or before December 31, 2008 will be due and payable on December 31, 2008. On October 17, 2008, the purchase money loan facility was amended to extend the maturity due date of the $10.0 million principal amount and certain unpaid interest. The maturity due date for the $10.0 million principal was extended to January 31, 2010. For the total interest of $5,277,231 accrued and unpaid up to October 17, 2008, the Company was required to pay $441,667 upon signing the amended agreement. The balance of the unpaid interest of $4,835,564 was converted into two separate loan principals with $2,435,564 due and payable on December 15, 2008 and $2,400,000 due and payable on January 31, 2010. In September 2007, ASAT China obtained a revolving multi-currency credit facility of RMB150 million or equivalent (approximately $20 million) with a term of one year. This facility is secured by certain trade receivables of ASAT China. In October 2008, ASAT China obtained a renewal of the revolving credit facility and was extended for another year with the interest revised to LIBOR plus 4%. In April 2008, ASAT China obtained a revolving credit facility of $5 million with a term of one year bearing interest rate at LIBOR plus 3%. The revolving credit facility is secured by certain equipment of ASAT China. In July 2008, ASAT China obtained a short-term revolving credit facility of RMB60 million (approximately $8.6 million) bearing interest at a rate published by the People’s Bank of China plus a mark up of 15%. The revolving credit facility is backed by a guarantee provided by ASAT HK. The revolving credit facility will expire in April 6, 2009 and may be extended for further one year. As of the date of this annual report, ASAT China drew down approximately $10.5 million in total of all its credit facilities.

The Company’s operating expenses has reduced in recent quarters as a result of achieving a lower cost structure after the migration of its entire manufacturing operations from Hong Kong to Dongguan, China. With the support of the existing external financing, management believes that there will be sufficient financial resources to meet the Company’s cash requirements for the next 12 months and the consolidated financial statements have been prepared on a going concern basis.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of Preparation

These consolidated financial statements were prepared on a going concern basis. The Company has determined that the going concern basis of preparation is appropriate based on its estimates and judgments of future performance of the Company, future events and projected cash flows. At each balance sheet date, the Company evaluates its estimates and judgments as part of its going concern assessment. Based on its assessment, the Company believes there are sufficient financial and cash resources to finance the Company as a going concern in the next twelve months. Accordingly, management has prepared the consolidated financial statements on a going concern basis.

ASAT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amount expressed in United States dollars unless otherwise stated)

(b)	Restatement of consolidated financial statements for the year ended April 30, 2007

As a result of a change in the preferred shares conversion price from $0.45 per ADS to $0.325 per ADS during the fiscal year ended April 30, 2007, the carrying amount of the preferred shares should have been reduced by $4.1 million and additional paid in capital should have been increased by $4.1 million during fiscal 2007. The previously reported fiscal 2007 financial statement amounts did not reflect this adjustment and, accordingly, have been restated.

	As previously reported	As restated
	(In thousands of dollars, except net loss per ordinary share)
Preferred shares	5,743	1,618
Additional paid in capital	246,072	250,197
Net loss per ordinary share	$(0.0553)	$(0.0549)

There is no effect on the total assets, liabilities, or net loss for the year ended April 30, 2007.

(c)	Basis of consolidation

The consolidated financial statements include the accounts of ASAT Holdings Limited and its subsidiaries (see Note 3 for details of the Company’s principal consolidated subsidiaries). All significant intercompany balances and transactions have been eliminated upon consolidation.

(d)	Revenue recognition and risk of loss

The Company does not take ownership of customer-supplied semiconductor wafers or die. Title and risk of loss remains with the customers for these materials at all times. Accordingly, the cost of the customer-supplied materials is not included in the consolidated financial statements. The Company recognizes revenue from packaging semiconductors and performing test services directly to customers, when persuasive evidence of an arrangement exists, the price is fixed or determinable, delivery has occurred and services rendered, and collectibility is reasonably assured, which is at the date when the customer receives and accepts the goods. Shipping and handling costs associated with product sales are included in cost of sales. Such policies are consistent with provisions in the Securities and Exchange Commission’s Staff Accounting Bulletin (“SAB”) No. 101, “Revenue Recognition in Financial Statements”, as revised by SAB No. 104 “Revenue Recognition.”

(e)	Cash and cash equivalents

Cash and cash equivalents include cash on hand, cash accounts, interest bearing savings accounts placed with banks and financial institutions and all highly liquid debt instruments with original maturity of three months or less, less any amounts which are restricted as to use.

ASAT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amount expressed in United States dollars unless otherwise stated)

(f)	Allowance for doubtful accounts

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

(g)	Treasury stock

The Company accounts for treasury stock using the par value method.

(h)	Inventories

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

(i)	Property, plant and equipment

Property, plant and equipment are recorded at cost less accumulated depreciation and impairment losses. Gains or losses on disposals are reflected in the consolidated statement of operations in current periods. Major expenditures for betterments and renewals are capitalized. All ordinary repairs and maintenance costs are expensed as incurred.

Depreciation is provided using the straight-line method over the estimated useful lives of the assets as follows:

Plant and machinery	5 - 12 years
Leasehold improvements	Over the unexpired lease terms
Fixtures and furniture	5 - 10 years
Loose toolings	5 - 10 years
Motor vehicles	5 years
Office equipment	3 - 5 years
Computer and software	3 - 7 years

(j)	Impairment of long-lived assets

The Company applies Statements of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment, such as reduction in demand or significant economic slowdown in the semiconductor industry, are present. Reviews are performed to determine whether the carrying value of asset group is impaired, based on comparison to undiscounted expected future cash flows. If

ASAT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amount expressed in United States dollars unless otherwise stated)

this comparison indicates that there is an impairment, the impaired asset group is written down to fair value, which is determined by either using quoted market prices in active markets or other valuation techniques such as present value techniques. Impairment is based on the excess of the carrying amount over the fair value of those assets.

Depreciation for the impaired assets is then provided using the straight-line method over the estimated remaining useful lives of the impaired assets.

(k)	Deferred charges

Deferred charges are fees and expenses including fair value of warrants issued, directly related to the issuance of senior notes and other financing activities. Deferred charges attributable to the issuance of 9.25% senior notes and warrants issued in connection with the amendment of the notes are capitalized and amortized over the life of the notes. Deferred charges attributable to the issuance of the Series A Redeemable Convertible Preferred Shares (the “Series A Preferred Shares”) and the warrants issued in connection with such shares are capitalized and amortized over the expected life of the Series A Preferred Shares. Deferred charges attributable to the purchase money loan facility and the warrants issued in connection with such facility are capitalized and amortized over the life of the purchase money loan facility. Deferred charges, net of accumulated amortization, as of April 30, 2007, were $5.3 million as compared to $6.4 million as of April 30, 2008. Accumulated amortization as of April 30, 2007 and 2008 were $4.6 million and $6.6 million, respectively. Amortization of deferred charges included in interest expense for the years ended April 30, 2006, 2007 and 2008 were $1.6 million, $1.8 million and $2.0 million, respectively.

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

In July 2006, the FASB issued FASB Interpretations 48, Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement 109 (“FIN 48”). FIN 48 prescribes a comprehensive model for how a company should recognize, measure, present, and disclose in its financial statements uncertain tax positions that the company has taken or expects to take on a tax return (including a decision whether to file or not to file a return in a particular jurisdiction). Under FIN 48, the financial statements will reflect expected future tax consequences of

ASAT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amount expressed in United States dollars unless otherwise stated)

such positions presuming the taxing authorities’ full knowledge of the position and all relevant facts, but without considering time values. The Company adopted the provision of FIN 48 effective May 1, 2007.

Prior to the adoption of FIN 48, the Company had made provision for the tax uncertainty that was identified under FAS 5. The Company has determined that the adoption of FIN 48 did not result in additional uncertain tax benefits or FIN 48 liabilities as at May 1, 2007.

(n)	Foreign currency translation

The Company uses the United States dollar as its functional and reporting currency. Monetary assets and liabilities denominated in currencies other than the United States dollar are remeasured into the United States dollar at the rates of exchange at the balance sheet date. Transactions in currencies other than the United States dollar during the year are converted into the United States dollar at the rates of exchange at the transaction dates. Exchange differences are recognized in the consolidated statement of operations.

On consolidation, balance sheets of subsidiaries whose functional currency is other than the United States dollar are translated into the United States dollar at the rates of exchange at the balance sheet date. Statements of operations of subsidiaries denominated in currencies other than the United States dollar are translated into the United States dollar at average rates of exchange during the year. Exchange differences resulting from the translation of financial statements denominated in currencies other than the United States dollar and the effect of exchange rate changes on intercompany transactions of a long-term investment nature are accumulated and credited or charged directly to a separate component of shareholders’ equity (deficit) and are reported as other comprehensive income (loss).

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

Net loss per share is computed in accordance with SFAS No. 128, “Earnings Per Share” by dividing net loss applicable to ordinary shareholders, for each year by the weighted average number of ordinary shares outstanding during the year.

Diluted net loss per share is computed by dividing net loss to ordinary shareholders for each year by the weighted average number of ordinary shares and ordinary share equivalents outstanding during the year. The weighted average number of shares used to compute diluted net loss per share include the incremental shares of ordinary shares relating to outstanding options, conversion of preferred shares and warrants to the extent that conversion of such into incremental shares are dilutive.

The diluted net loss per share was the same as the basic net loss per share for the years ended April 30, 2006, 2007 and 2008 as all potential ordinary shares including the stock options, preferred shares and warrants are anti-dilutive and are therefore excluded from the computation of diluted net loss per share.

ASAT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amount expressed in United States dollars unless otherwise stated)

(q)	Concentration of credit risk

The Company places its cash investments with various financial institutions. The Company believes that no significant credit risk exists as these investments are made with high-credit, quality financial institutions.

The Company’s business activities and accounts receivable are with customers in the semiconductor industry, the majority of which are located throughout Asia, Europe and the United States. Also, the major customer represents over 50% revenue of the Company. The Company performs ongoing credit evaluations of its customers and makes frequent contact with its customers. The Company believes that no significant credit risk exists as credit losses.

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

The Company follows SFAS No. 130, “Reporting Comprehensive Income” for the reporting and display of its comprehensive income (loss) and related components in the financial statements and thereby reports a measure of all changes in equity of an enterprise that results from transactions and economic events other than transactions with the shareholders. Items of comprehensive income (loss) are reported in both the Consolidated Statement of Operations and Comprehensive Loss and the Consolidated Statement of Shareholders’ Deficit.

(t)	Fair value of financial instruments

The carrying value of financial instruments, which consist of cash and cash equivalents, related company balances, accounts receivable, prepaid expenses and other current assets, accounts payable, accrued liabilities, short-term bank loan and capital lease obligations, approximates fair value due to the short-term nature of these instruments.

ASAT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amount expressed in United States dollars unless otherwise stated)

(u)	Use of estimates

The preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of net revenue and expenses during the reporting period. The Company regularly evaluates the estimates and assumptions related to going concern assessments, allowance for doubtful accounts, inventory reserves, useful lives of property, plant and equipment, deferred income tax asset valuation allowance, accounting for financial arrangements, litigation and other contingencies. The Company bases the estimates and assumptions on experience and on various other factors that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. To the extent there are material differences between the estimates and the actual results, future results of operations will be affected. Actual results could differ from those estimates. Differences from those estimates are reported in the period they become known and are disclosed to the extent they are material to the consolidated financial statements taken as a whole.

(v)	Segment information

The Company applies SFAS No. 131, “Disclosure about Segments of an Enterprise and Related Information.” SFAS No. 131 establishes standards for the way that public business enterprises report information about operating segments in annual consolidated financial statements and requires that those enterprises report selected information about operating segments in interim financial reports. SFAS No. 131 also establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organization structure as well as information about geographical areas, business segments and major customers. It is the management’s view that the services rendered by the Company constitute one business segment.

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

ASAT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amount expressed in United States dollars unless otherwise stated)

Effective May 1, 2006, the Company adopted the fair value recognition provisions of SFAS No. 123 (revised 2004), “Share- Based Payment” (“SFAS No. 123(R)”), which revises SFAS No. 123, and supersedes APB No. 25. Under the fair value recognition provisions of SFAS No. 123(R), the Company is required to measure the cost of employee services received in exchange for stock-based compensation measured at the fair value of the award as of the grant date. Beginning May 1, 2006, the Company applied the modified prospective transition method, which requires the application of SFAS No. 123(R) for new grants and nonvested grants that were outstanding as of such date. The Company’s Consolidated Financial Statements as of and for the year ended April 30, 2007 reflect the impact of SFAS No.123(R). In accordance with the modified prospective transition method, the Company’s Condensed Consolidated Financial Statements for prior periods have not been restated to reflect, and do not include, the impact of SFAS No.123(R). The valuation provisions of SFAS No. 123 (R) apply to new grants and nonvested grants that were outstanding as of the effective date. For new grants, the Company will amortize stock-based compensation expenses on a straight-line basis over the requisite service period. Estimated compensation for nonvested grants that were outstanding as of the effective date are recognized over the remaining service period using the compensation estimated for the SFAS No. 123(R) pro forma disclosures. See Note 19 below for further details.

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

(aa)	Recent accounting pronouncements not yet adopted by the Company

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.” SAFS 157 defines fair value, establishes a framework for measuring fair value, and enhances disclosures about fair value measurements. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company does not expect the adoption of these statements to have any material impact on its consolidated financial statements. In February 2008, the FASB issued FASB Staff Position (“FSP”) 157-2. Effective Date of FASB Statement No. 157. FSP 157-2 provides a one-year deferral of the effective date of FASB Statement 157. Fair Value Measurements, for nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed in financial statements at fair value on a recurring basis. The deferral is not available, however, to entities that issued interim

ASAT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amount expressed in United States dollars unless otherwise stated)

or annual financial statements reflecting the measurement and disclosure provisions of Statement 157 before February 12, 2008. The Company does not expect the adoption of these statements to have any material impact on its consolidated financial statements.

In February 2007, the FASB issued FAS 159, The Fair Value Option for Financial Assets and Financial Liabilities (“FAS 159”). FAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. FAS 159 is expected to expand the use of fair value measurement, which is consistent with the FASB’s long-term measurement objectives for accounting for financial instruments. FAS 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. FAS 159 does not affect any existing accounting literature that requires certain assets and liabilities to be carried at fair value. This Statement does not establish requirements for recognizing and measuring dividend income, interest income, or interest expense. This Statement does not eliminate disclosure requirements included in other accounting standards, including requirements for disclosures about fair value measurements included in FASB Statements No. 157, Fair Value Measurements, and No. 107, Disclosures about Fair Value of Financial Instruments. FAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company does not expect the adoption of this statement to have any material impact on its consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141(revised 2007), “Business combinations” (“SFAS No. 141(R)”). SFAS No. 141(R) requires an acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial effect of the business combination. SFAS No. 141(R) is effective for fiscal years beginning on or after December 15, 2008. As of the date of this annual report, the Company does not engaged in any acquisition and SFAS No. 141(R) does not have any impact on its consolidated financial statements.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in consolidated Financial Statements, an amendment of ARB No.51” (“SFAS No. 160”). SFAS No. 160 clarifies that a noncontrolling or minority interest in a subsidiary is considered an ownership interest and, accordingly, requires all entities to report such interests in subsidiaries as equity in the consolidated financial statements. SFAS No. 160 is effective for fiscal years beginning on or after December 15, 2008. As of the date of this annual report, the Company does not have any investments that are either not controllable by the Company or the Company own a minority interest and SFAS No. 160 does not have any impact on its consolidated financial statements.

In December 2007, the SEC issued Staff Accounting Bulletin (SAB) No. 110, codified as SAB Topic 14. “Share-based payment:” SAB No. 110 states that the SEC staff will continue to accept under certain circumstances, the use of simplified method in developing an estimate of expected term of “plain vanilla” share options in accordance with Statement of Financial Accounting Standard No. 123 (revised 2004) and SAB No. 107 beyond December 31, 2007. The adoption of SAB No. 110 did not require any adjustments to the Company’s consolidated financial statements for the year ended April 30, 2008.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities an amendment of FASB Statement No. 133” (“SFAS No. 161”). SFAS No. 161 requires disclosures of how and why an entity uses derivative instruments, how derivative instruments and related hedged items are

ASAT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amount expressed in United States dollars unless otherwise stated)

accounted for and how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. SFAS No. 161 is effective for fiscal years beginning after November 15, 2008, with early adoption permitted. As of the date of this annual report, the Company does not have any hedging derivative and SFAS No. 161 does not have any impact on its consolidated financial statements.

In April 2008, the FASB finalized Staff Position No. 142-3, “Determination of the Useful Life of Intangible Assets” (“FSP 142-3”). The position amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, “Goodwill and Other Intangible Assets.” The position applies to intangible assets that are acquired individually or with a group of other assets and both intangible assets acquired in business combinations and asset acquisitions. FSP 142-3 is effective for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. As of the date of this annual report, the Company does not have any intangible assets and FSP 142-3 does not have any impact on its consolidated financial statements.

In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles” (“SFAS No. 162”). SFAS No. 162 defines the order in which accounting principles that are generally accepted should be followed. SFAS No. 162 is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles. The Company does not expect the adoption of SFAS No. 162 to have a material impact on its consolidated financial statements.

In May 2008, the FASB finalized Staff Position No. APB 14-1, “Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)” (“FSP APB 14-1”). The position clarifies that convertible debt instruments that may be settled in cash upon conversion (including partial cash settlement) are not addressed by APB Opinion No. 14 “Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants. FSP APB 14-1 further specifies that issuers of such instruments should separately account for the liability and equity components in a manner that will reflect the entity’s nonconvertible debt borrowing rate when interest cost is recognized in subsequent period. FSP APB 14-1 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. As of the date of this annual report, the Company does not have any convertible debt instruments that may be settled in cash upon conversion and FSP APB 14-1 does not have any impact on its consolidated financial statements.

In June 2008, the FASB issued SFAS No. 163, “Accounting for Financial Guarantee Insurance Contracts.” The new standard clarifies how FASB Statement No. 60, Accounting and Reporting by Insurance Enterprises, applies to financial guarantee insurance contracts issued by insurance enterprises, including the recognition and measurement of premium revenue and claim liabilities. It also requires expanded disclosures about financial guarantee insurance contracts. The Statement is effective for financial statements issued for fiscal years beginning after December 15, 2008, and all interim periods within those fiscal years, except for disclosures about the insurance enterprise’s risk-management activities. The Company does not have any financial guarantee insurance contracts and the Company does not expect the adoption of this standard to be relevant to its consolidated financial statements.

ASAT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amount expressed in United States dollars unless otherwise stated)

3.	SUBSIDIARIES

Details of the Company’s principal consolidated subsidiaries as of April 30, 2007 and 2008 were as follows:

		Ownership Interest Attributable to the Company
Company Name	Place of Incorporation	2007	2008	Principal Activities
ASAT Limited (1)	Hong Kong	100%	100%	Sales, marketing and investment holding
Timerson Limited (2)	Hong Kong	100%	100%	Dormant
ASAT, Inc.	California, United States	100%	100%	Marketing and customer services
ASAT (Finance) LLC	Delaware, United States	100%	100%	Dormant
ASAT (Cayman) Limited	Cayman Islands	100%	100%	Investment holding
ASAT (S) Pte. Ltd.	Singapore	100%	100%	Marketing and customer services
ASAT Korea Limited	Korea	100%	100%	Marketing and customer services
ASAT GmbH	Germany	100%	100%	Marketing and customer services
ASAT Semiconductor (Dongguan) Limited	People’s Republic of China	100%	100%	Sales, assembly and test services for packaged integrated circuits
New ASAT (Finance) Limited	Cayman Islands	100%	100%	Financial services

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

The Company undertook transactions with one of its major shareholders, QPL International Holdings Limited and its group companies (collectively known as “QPL”). As described below, QPL owned approximately 42.4%, 42.5% and 42.9% of the Company’s ordinary shares as of April 30, 2006, 2007 and 2008, respectively.

Major transactions with QPL during the years ended April 30, 2006, 2007 and 2008 are summarized as follows:

Purchase of materials—The Company purchased leadframes from QPL amounting to $22.5 million, $9.6 million and $11.4 million for the years ended April 30, 2006, 2007 and 2008, respectively.

The Company also purchased other raw materials from QPL amounting to $0.4 million, $0.1 million and $0.2 million for the years ended April 30, 2006, 2007 and 2008, respectively.

Provision of management information services—The Company provided management information services to QPL under a cost sharing agreement and received service income from QPL of $7 thousand for the year ended April 30, 2006. No such services were provided for the years ended April 30, 2007 and 2008.

ASAT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amount expressed in United States dollars unless otherwise stated)

Provision of facility services—The Company provided building facility services to QPL under a cost sharing agreement and received service charges of $12 thousand for the year ended April 30, 2006. No such services were provided for the years ended April 30, 2007 and 2008.

The amount due to QPL was unsecured and interest free.

On September 1, 2006, the Company’s board of directors appointed Tung Lok Li as Acting Chief Executive Officer. Mr. Li is Chairman of QPL, one of our principal shareholder groups, and a member of our board of directors. Mr. Li assumes his position for the interim period while the Company continues searching for a permanent Chief Executive Officer. While Mr. Li continues to serve as a member of the board of directors, his employment contract with us expressly prohibit him from entering into any related party transactions with QPL. On September 1, 2006, the board of directors appointed Joseph Martin as Executive Vice President of Sales and Marketing, who subsequently assumed the new position of Chief Business Officer in April 2008. Mr. Martin was Chief Executive Officer of QPL, one of our principal shareholder groups, and is a member of the board of directors. Mr. Martin resigned from his position with QPL effective September 1, 2006 to avoid any conflicts of interest with his current position at ASAT. On July 18, 2007, the board of directors appointed Kei Hong Chua as Chief Financial Officer. Mr. Kei Hong Chua succeeds his brother, Mr. Kei W. Chua, the former Acting Chief Financial Officer, a current member of the board of directors and a Partner of CCMP Capital Asia Pte. Ltd.

On October 1, 2007, the Company issued in total of 35,766,900 warrants to Asia Opportunity Fund, L.P., Chase Asia Investment Partners II (Y), LLC, CAIP Co-Investment Fund Parallel Fund (I) C.V. and CAIP Co-Investment Fund Parallel Fund (II) C.V., affiliates of one of our major shareholders, JPMP, in return for amending the purchase money loan facility (see note 12 for details). The warrants have an exercise price of $0.01 per ordinary share and will expire on February 1, 2011, subject to adjustment as provided in the warrants and the other terms and conditions contained therein. The fair value of warrants issued is approximately $1.6 million and it is amortized as an adjustment of interest expense over the remaining term of the purchase money loan. As of April 30, 2008, the unamortized fair value of the warrant was approximately $1.1 million and recorded in “Deferred Charges, Net.”

As of April 30, 2008, the Company has an outstanding loan obligation, net of fair value adjustment, and interest payable to Asia Opportunity Fund, L.P., an affiliate of JPMP, and related funds of $13.4 million which are recorded in “Purchase money loan”, “Accrued liabilities” and “Other long-term payable” in the Company’s consolidated balance sheet, respectively.

On February 28, 2008, the Company issued warrants for a total of 41.8 million ordinary shares to Mr. Tung Lok Li, the Acting Chief Executive Officer, as part of his compensation. The warrant is exercisable with respect to 20.6 million ordinary shares immediately, with the remainder subject to certain vesting or performance criteria, provided that (i) Mr. Tung Lok Li ceases to serve as an executive officer of the Company for whatever reasons, including death or (ii) any person or entity becomes a beneficial owner of more than 50% of the total voting power in each and all classes of equity of the Company following the warrant issue date and Mr. Tung Lok Li ceases to serves as an executive officer of the Company due to such change of control, the warrant will become immediately exercisable with respect to an aggregate of up to 35.8 million ordinary shares. The fair value of warrants issued is approximately $1 million and it has an exercise price of $0.01 per ordinary share and will expire on February 1, 2011, subject to adjustment as provided in the warrants and the other terms and conditions contained therein.

5.	IMPAIRMENT OF PROPERTY, PLANT AND EQUIPMENT

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

No impairment charge was recorded in the Company’s consolidated statements of operations for the years ended April 30, 2007 and 2008.

6.	ACCOUNTS RECEIVABLE, NET

	2007	2008
	$’000	$’000
Accounts receivable	18,364	18,339
Less: Allowance for doubtful debts	(660)	(799)

	17,704	17,540

Movement in allowances for doubtful accounts receivable were as follows:

	2007	2008
	$’000	$’000
Balance as beginning of the year	189	660
Provision made during the year	471	289
Receivables written off during the year as uncollectible	—	(150)

Balance at end of the year	660	799

Certain short-term bank loans of the Group are secured by certain trade receivables with an aggregate carrying value of approximately nil and $8.2 million at of April 30, 2007 and 2008, respectively.

7.	INVENTORIES

The components of inventories, net of the related reductions to the lower of cost or net realizable value, were as follows:

	2007	2008
	$’000	$’000
Raw materials	12,060	13,309
Work-in-progress	875	1,702
Finished goods	335	101

	13,270	15,112

Management continuously reviews slow-moving and obsolete inventories and assesses any inventory obsolescence based on inventory levels, material composition and expected usage as of that date. During the years ended April 30, 2006, 2007 and 2008, there were non-cash write-offs of specific inventories of $1.8 million, $1.6 million and $0.9 million, respectively.

ASAT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amount expressed in United States dollars unless otherwise stated)

8.	RESTRICTED CASH

Restricted cash of $1.8 million as of April 30, 2007 represents a bank deposit securing the Company’s capital lease obligations. On August 7, 2007, the lender and a subsidiary of the Company had agreed to release $0.9 million of the bank deposit. As such $0.9 million of the restricted cash was classified as current assets as at April 30, 2007. On January 31, 2008, the Company and the lender entered into an early termination agreement with respect to the sale-leaseback arrangement, subject to certain requirements to be fulfilled therein. Accordingly, the lease agreement was terminated early and the entire restricted cash balance was released on March 4, 2008. See Note 14 for details of the capital lease.

9.	PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net consisted of the following:

	2007	2008
	$’000	$’000
Plant and machinery	96,621	73,195
Leasehold improvements	31,044	31,247
Furniture and fixtures, computer and software, office equipment and motor vehicles	21,065	17,459
Loose toolings	6,863	7,236

	155,593	129,137
Less: Accumulated depreciation	(76,011)	(66,885)

	79,582	62,252

Included in the property, plant and equipment was motor vehicles under capital leases at cost of $109 thousand less accumulated depreciation of $19 thousand as of April 30, 2008.

During the years ended April 30, 2006, 2007 and 2008, depreciation expenses amounted to $26.9 million, $23.3 million and $22.0 million, respectively.

Certain short term bank loans of the Group are secured by property, plant and equipment with an aggregate carrying value of approximately $4.4 million and $3.0 million at of April 30, 2007 and 2008, respectively.

As described in Note 5, the Company recorded impairment charges of $3.9 million which were principally related to plant and machinery, furniture and fixtures and loose toolings, for the year ended April 30, 2006. No such impairment charges were recorded for the years ended April 30, 2007 and 2008.

10.	SHORT-TERM BANK LOAN

In September 2006, ASAT China obtained a revolving credit facility for RMB30 million (approximately $4.3 million) under which drawdowns were permitted for a period of one year, renewable after one year, which is secured by certain property, plant and equipment with a carrying value of approximately $4.4 million and $3 million as of April 30, 2007 and 2008, respectively. On October 8, 2006, ASAT China drew down RMB20 million (approximately $2.9 million) which was due in October 2007 at an interest rate of 6.12%. In September 2007, ASAT China renewed the RMB20 million of the credit facility for another year at an interest rate of 7.29%. On April 30, 2007, the Company drew down the remaining balance of RMB10 million (approximately $1.4 million) of this revolving credit facility at an interest rate of 6.39% and had subsequently repaid on April 30, 2008. As such, the outstanding balance of this revolving facility was RMB20 million as of April 30, 2008.

ASAT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amount expressed in United States dollars unless otherwise stated)

In September 2007, ASAT China obtained a revolving multi-currency credit facility of RMB150 million or equivalent (approximately $20 million) with a term of one year bearing interest at LIBOR plus 0.8%. As of April 30, 2008, ASAT China has drawn down approximately $6.5 million of this facility and such loans is secured by trade receivables of ASAT China of $8.2 million.

In April 2008, ASAT China obtained a revolving credit facility of $5 million for a term of one year bearing interest rate at LIBOR plus 3%. This facility remained undrawn as of April 30, 2008. The revolving credit facility is secured by certain equipment of ASAT China.

As of April 30, 2007 and 2008, the Company has undrawn bank loan facilities of Nil and $21.3 million, respectively.

As of April 30, 2007 and 2008, the weight average interest rates for all short-term bank loans were 6.21% and 5.37%, respectively.

11.	ACCRUED LIABILITIES

Accrued liabilities consisted of the following:

	2007	2008
	$’000	$’000
Accrued employee costs	720	985
Accrued severance payments and long service payments	565	40
Accrued vacation pay	262	274
Accrued senior notes interest and purchase money loan interest	3,515	5,156
Accrued deferred financing costs	10	—
Accrued legal and professional fees	1,755	2,892
Accrued litigation settlement (Note a)	1,621	1,621
Deferred revenue	10	10
Down payment received	735	200
Accrued value added tax and individual income tax	1,230	1,347
Accrued royalty expenses	217	45
Advance received from a customer (Note b)	4,000	—
Provision for taxation (Note c)	1,162	580
Accrued rental expense	2,549	2,427
Other accrued expenses	4,094	3,338

	22,445	18,915

Notes:

(a)	The amount represents a settlement to be made in the form of cash, rebates on future business associated with a settlement agreement with Freescale Semiconductor, Inc. that was executed in July 2005 and was filed with the Court on July 18, 2005. During the fiscal year ended April 30, 2007, the Company paid $0.25 million cash to Freescale Semiconductor, Inc. (“Freescale”) and also issued a 5-year warrant to Freescale for $1.75 million to purchase 10,937,500 ordinary shares, which is equivalent to 729,166 ADSs, initially exercisable at a price of $0.16 per ordinary share (equivalent to $2.40 per ADS) (Note 24) in connection with this settlement. The Company did not pay any cash to Freescale during the year ended April 30, 2008.

(b)

On May 1, 2006, the Company entered into a financing agreement, as amended from time to time, with one of its customers to provide the Company $6.0 million of financing in the form of advance payments for

ASAT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amount expressed in United States dollars unless otherwise stated)

assembly and test services, subject to certain conditions. The advance was made to the Company on June 9, 2006 and is included in accrued liabilities in the Company’s consolidated balance sheet as of April 30, 2007. The primary purpose of this financing bears no interest and is being repaid beginning in January 2007 by off-setting amounts against the Company’s receivables from its future sales to the customer up to fixed maximum monthly amount, and to the extent the maximum amount exceeds the receivables from the Company’s sales to the customer in a given month, the difference shall be paid by the Company in cash. In January 2008, the advance was fully offset against the trade receivable from the customer. Therefore, the advance received from a customer no longer existed as of April 30, 2008.

(c)	The amount mainly represents provision for the Hong Kong profits tax concerning a tax dispute for the fiscal year 2000. For details of the tax dispute, please refer to note 17.

12.	PURCHASE MONEY LOAN FACILITY

On July 31, 2005, the Company entered into agreements for a private financing of $30 million with JPMP Master Fund Manager, L.P. related funds (“JPMP”) and QPL, two of the Company’s principal shareholder groups, in the form of a $15 million preferred share financing (Note 15) and a $15 million purchase money loan facility. The purchase money loan facility from Asia Opportunity Fund, L.P., an affiliate of JPMP, and related funds, provides for up to $15 million of loans which can be borrowed in two tranches, in the amount of up to $10 million and up to $5 million, respectively, each in the event that the Company’s cash position falls below $10 million. The loans may be drawn during a 15-month drawdown period starting from the date of the agreement, subject to the Company’s compliance with certain conditions. Each tranche has a maturity of two years from the time of borrowing and bears interest at the rate of 15% per annum, with interest to be paid on a quarterly basis. In October 2005, in connection with the closing of the Company’s sale of Series A Redeemable Convertible Preferred Shares, the Company issued five-year warrants for a total of 5 million ordinary shares (equivalent to 0.3 million ADSs) exercisable at a price of $0.01 per share (equivalent to $0.15 per ADS) as an arrangement fee for the loan agreement.

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

On August 23, 2007, the Company amended the purchase money loan facility to extend the maturity due date of the $10.0 million principal amount until April 30, 2009 and to extend the payment due date for interest payments (and interest on such interest) for March 31, 2006, June 30, 2006, September 30, 2006, December 31, 2006, March 31, 2007, June 30, 2007 and September 30, 2007 to become due on October 31, 2007. In return for amending the purchase money loan facility, on October 1, 2007, the Company issued 35,766,900 warrants to the lenders under the purchase money loan facility, which exercisable, in the aggregate, for a total of approximately 4.6% of the Company’s total outstanding ordinary shares on a fully diluted basis as of the issue date (inclusive of ordinary shares issuable upon exercise of warrants to the holders themselves and which the Company will grant to the eligible holders of our 9.25% senior notes due 2011). The warrants have an exercise price of $0.01 per ordinary share and will expire on February 1, 2011, subject to adjustment as provided in the warrants and the other terms and conditions contained therein. These warrants and the ordinary shares into which they will be exercisable are not registered under the Securities Act of 1933, or any state securities laws, and will be sold in a

ASAT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amount expressed in United States dollars unless otherwise stated)

private transaction under Regulation D and Regulation S. Unless the warrants and ordinary shares are registered in the future, they may not be offered or sold in the United States except pursuant to an exemption from the registration requirements of the Securities Act and applicable state laws.

The fair value of warrants issued is determined using the Black-Scholes option pricing model, which is consistent with the valuation techniques allowed under U.S. GAAP. The determination of the fair value of warrants on the date of grant using an option-pricing model is affected by the Company’s stock price as well as assumptions regarding a number of complex and subjective variables, including the expected volatility of the Company’s stock price over the term of the warrants, actual and projected employee warrant exercise behaviors, risk-free interest rate and expected dividends. The assumptions used to value warrants issued are as follows:

Risk-free interest rate	4.05%
Expected life (years)	3.33
Expected stock volatility	98%
Dividend yield	0%

Expected life represents the weighted average period of time that warrants granted are expected to be outstanding giving consideration to historical exercise patterns. Expected stock volatilities are based on historical volatilities of the Company’s stock price. Risk-free rate is based on U.S. Treasury zero-coupon issues with remaining terms similar to the expected term on the stock-based awards. The Company does not anticipate paying any cash dividends in the foreseeable future.

The fair value of warrants issued is approximately $1.6 million and it is amortized as an adjustment of interest expense over the remaining term of the purchase money loan. As of April 30, 2008, the unamortized fair value of the warrant was approximately $1.1 million.

On October 10, 2007, the Company amended the purchase money loan facility to further extend the payment due dates for the interest, including any penalty interest as required by the agreement. Interest that was due or will be due for payment on or before December 31, 2008 will be due and payable on December 31, 2008. As of April 30, 2008, the accrued interest payable was $4.0 million and has been classified as “Accrued Liabilities” and “Other long-term payable”.

On October 17, 2008, we amended the purchase money loan facility to extend the maturity due date of the $10.0 million principal amount and certain unpaid interest. The maturity due date for the $10.0 million principal was extended to January 31, 2010. For the total interest of $5,277,231 accrued and unpaid up to October 17, 2008, we were required to pay $441,667 upon signing the amended agreement. The balance of the unpaid interest of $4,835,564 was converted into two separate loan principals with $2,435,564 due and payable on December 15, 2008 and $2,400,000 due and payable on January 31, 2010.

The purchase money loan facility is unsecured and contains various affirmative and negative covenants binding on us and our subsidiaries, including limitations on our and our subsidiaries’ ability to incur indebtedness, grant liens on assets, pay dividends and enter into transactions with affiliates. In addition, the Company will be required to repay the loans with the net proceeds of certain issuances of equity and debt and certain asset sales. The Company has agreed to file a registration statement covering the resale of shares issuable upon exercise of the warrants described above. Subsequently, the Company has obtained a waiver from the U.S. Securities and Exchange Commission or SEC on such obligation until such time as the Company is notified to file a registration statement, which has not yet occurred as of the date of this annual report.

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

On August 23, 2007, the Company received consents from approximately 98% of holders of our 9.25% senior notes due on 2011 to enter into a supplemental indenture dated August 27, 2007, which amended certain provisions of the Indenture and waived certain defaults and events of default that may have occurred or may occur. The amendments included: (i) elimination of restrictions on the value of the assets that may be held by ASAT China; (ii) expand the ability of our company and our subsidiaries to secure financing from additional sources; and (iii) extend the deadline for us to fulfill our reporting obligations under the Indenture. In return, we agreed to issue warrants for ordinary shares in connection with the amendment of the Indenture and these warrants will be issued to eligible holders of our 9.25% senior notes due 2011 who consented to the solicitation of consents ended August 23, 2007 to amend the Indenture, subject to certain conditions specified therein. On October 1, 2007, the Company issued in total of 35,766,900 warrants to the eligible holders. These warrants would, in the aggregate, be exercisable for a total of approximately 4.6% of the Company’s total outstanding ordinary shares on a fully diluted basis as of the issue date. The warrants have an exercise price of $0.01 per ordinary share and will expire on February 1, 2011, subject to adjustment as provided in the warrants and the other terms and conditions contained therein.

The fair value of warrants issued is approximately $1.6 million and it is amortized as an adjustment of interest expense over the remaining term of the senior notes. As of April 30, 2008, the unamortized fair value of the warrant was approximately $1.3 million and recorded in “Deferred Charges, Net”.

ASAT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amount expressed in United States dollars unless otherwise stated)

14.	CAPITAL LEASE OBLIGATIONS

Equipment

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

At the inception of the lease, the Company paid to the purchaser-lessor a deposit and prepaid rent amount of $1.6 million. As of April 30, 2007, the amount of this deposit classified as other non-current assets in consolidated balance sheets is $0.7 million.

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

On March 31, 2006, the Company deposited $3.3 million in cash with the Lender as collateral for the Guarantee obligations. In consideration thereof, the Lender released the Company and one of its subsidiaries from the Guarantee. The Lender will return the deposit to the Company upon repayment of the term loan facility by the purchaser-lessor. The deposit is classified as restricted cash in the consolidated balance sheet as of April 30, 2007. On February 12, 2007, $1.5 million of the deposit was returned to the Company and on August 7, 2007, the Lender had further returned $0.9 million of the remaining deposit to the Company. On January 31, 2008, the Company and the Lender entered into an early termination agreement with respect to the sale-leaseback arrangement, subject to certain requirements to be fulfilled therein. Subsequently, the lease agreement was terminated early and the restricted cash balance of $0.9 million was released on March 4, 2008.

ASAT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amount expressed in United States dollars unless otherwise stated)

Motor vehicle

The Company is leasing two motor vehicles. These leases are classified as capital leases and have remaining lease terms ranged from 2.25 years to 2.92 years as of April 30, 2008.

Future minimum lease payments under capital lease obligations as of April 30, 2008 are as follows:

Motor vehicle
$’000
Fiscal year ending April 30:
2009	30
2010	30
2011	17

Total minimum lease payments	77
Less: Amounts representing interest	7

Present value of minimum payments	70
Current portion	26

Non-current portion	44

15.	SERIES A REDEEMABLE CONVERTIBLE PREFERRED SHARES

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

The Company assessed the fair value of the warrants referenced above and the intrinsic value of the beneficial conversion feature of the Series A Preferred Shares. The fair value of the warrants was estimated to be approximately $1.2 million and the intrinsic value of the beneficial conversion feature of the Series A Preferred Shares was estimated to be approximately $10.1 million as of October 31, 2005. The fair value of the warrants and the intrinsic value of the beneficial conversion feature of the Series A Preferred Shares have been deducted from the gross proceeds from the issuance of the $15 million preferred shares financing and has been allocated to additional paid-in capital upon the issuance of the Series A Preferred Shares on October 27, 2005.

The fair value of warrants issued is determined using the Black-Scholes option pricing model, which is consistent with the valuation techniques requested in U.S. GAAP. The determination of the fair value of stock-based compensation awards on the date of grant using an option-pricing model is affected by the Company’s stock price as well as assumptions regarding a number of complex and subjective variables, including the expected volatility of the Company’s stock price over the term of the awards, actual and projected employee stock option exercise behaviors, risk-free interest rate and expected dividends. The assumptions used to value warrants issued are as follows:

Risk-free interest rate	4.55%
Expected life (years)	5.5
Expected stock volatility	101%
Dividend yield	0%

On March 15, 2006, the Company paid the semiannual dividend of $743 thousand due on its outstanding Series A Preferred Shares. The Company paid the dividend in its ordinary shares, issued 11.15 ordinary shares per Series A Redeemable Share and 3,345,054 ordinary shares in the aggregate to members of the investor group and Everwarm Limited, a wholly-owned subsidiary of QPL. On September 15, 2006, the Company paid semiannual dividend due on our outstanding Series A Preferred Shares. the Company paid the dividend in our ordinary shares, issuing 36.73 ordinary shares per Series A Preferred Share and 11,020,338 ordinary shares in the aggregate to members of the investor group and Everwarm Limited, a wholly owned subsidiary of QPL, and issuing 9.97 ordinary shares per Series A Preferred Share and 97,706 ordinary shares in the aggregate to holders

ASAT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amount expressed in United States dollars unless otherwise stated)

of Series A Preferred Shares who subscribed to our rights offering, all in accordance with the terms of our Series A Preferred Shares. On March 15, 2007, the Company paid semiannual dividend due on the outstanding Series A Preferred Shares. the Company paid the dividend in our ordinary shares, issuing 26.74 ordinary shares per Series A Preferred Share and 8,021,906 ordinary shares in the aggregate to members of the investor group and Everwarm Limited, and issuing 26.74 ordinary shares per Series A Preferred Share and 262,025 ordinary shares in the aggregate to holders of Series A Preferred Shares who subscribed to the rights offering, all in accordance with the terms of our Series A Preferred Shares. On September 15, 2007, the Company paid semiannual dividend due on our outstanding Series A Preferred Shares. The Company paid the dividend in ordinary shares, issuing 84.84 ordinary shares per Series A Preferred Share and 25,452,045 ordinary shares in the aggregate to members of the investor group and Everwarm Limited, and issuing 84.84 ordinary shares per Series A Preferred Share and 825,876 ordinary shares in the aggregate to holders of Series A Preferred Shares who subscribed to the rights offering, all in accordance with the terms of our Series A Preferred Shares. On March 15, 2008, the Company paid semiannual dividend due on our outstanding Series A Preferred Shares. The Company paid the dividend in our ordinary shares, issuing 91.10 ordinary shares per Series A Preferred Share and 27,329,665 ordinary shares in the aggregate to members of the investor group and Everwarm Limited, and issuing 91.10 ordinary shares per Series A Preferred Share and 835,269 ordinary shares in the aggregate to holders of Series A Preferred Shares who subscribed to our rights offering, all in accordance with the terms of our Series A Preferred Shares.

Under the securities purchase agreement, the Company undertook a rights offering of the Series A Preferred Shares and warrants for the benefit of existing shareholders other than the purchasers of the Series A Preferred Shares and certain other shareholders that have agreed to waive participation in the rights offering. This rights offering was completed on July 28, 2006 and 9,799 shares were subscribed. During the year ended April 30, 2008, 630 Series A Preferred Shares were converted into ordinary shares. No conversion of the Series A Preferred Shares was occurred during the years ended April 30, 2006 and 2007.

The Company has also agreed to file a registration statement covering the resale of the shares issuable upon exercise of the Series A Preferred Shares and warrants described above. Subsequently, the Company has obtained a waiver from the U.S. Securities and Exchange Commission or SEC on such obligation until such time as the Company is notified to file a registration statement, which has not yet occurred as of the date of this annual report. The Company has withdrawn all previous filings with the SEC on this matter.

16.	OTHER INCOME (EXPENSE), NET

Other income (expense), net consisted of the following:

	2006	2007	2008
	$’000	$’000	$’000
Interest income	394	366	148
Gain (loss) on disposal of property, plant and equipment	14	(173)	—
Reversal of previously accrued write-off of ASAT S.A. (Note a)	2,323	—	—
Exchange difference (Note b)	—	(158)	(1,084)
Others, net	707	608	214

	3,438	643	(722)

Note:

(a)	The amount represented the accrual for potential claims which could have arisen from the winding up of ASAT S.A. In December 2000, the Company exercised the option to acquire ASAT S.A. in Nancy, France from QPL for $20.0 million and the acquisition became effective in January 2001. Accounted for under the purchase method, ASAT S.A. has become a wholly-owned subsidiary of the Company.

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

(b)	Exchange difference for the years ended April 30, 2007 and 2008 mainly represented the appreciation of Renminbi during the years. The Company completed the transfer of its assembly and test operations from Hong Kong to Dongguan, China in 2007, which increased its operating cost in Renminbi and the foreign exchange risk exposure in Renminbi.

17.	INCOME TAXES

Income is subject to taxation in the various countries in which the Company and its subsidiaries operate. The (loss) income before income taxes by geographical locations was as follows:

	2006	2007	2008
	$’000	$’000	$’000
Hong Kong	(39,436)	(44,551)	(31,947)
China	3,071	17,680	13,976
United States	(686)	2,317	264
Germany and other countries	(6,029)	(9,222)	(6,940)

	(43,080)	(33,776)	(24,647)

The (provision) benefit for income taxes by geographical location were as follows:

	2006	2007	2008
	$’000	$’000	$’000
Current:
Hong Kong	—	(1,264)	(99)
China	—	—	(148)
United States	665	—	(85)
Others	(16)	—	(7)
Deferred:
Hong Kong	—	—	—

	649	(1,264)	(339)

ASAT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amount expressed in United States dollars unless otherwise stated)

An analysis of the Company’s deferred tax liabilities and deferred tax assets as of April 30, 2007 and 2008 was as follows:

	2007	2008
	$’000	$’000
Deferred tax liabilities:
Temporary differences arising from depreciation and amortization	(5,944)	(258)

Total gross deferred tax liabilities	(5,944)	(258)
Deferred tax assets:
Reserves and accruals not currently deductible	229	551
Temporary differences arising from depreciation and amortization	—	3,004
Net operating losses carried forward	39,254	31,581

Total gross deferred tax assets	39,483	35,136

Net deferred tax assets	33,539	34,878
Less: valuation allowance	(33,539)	(34,878)

	—	—

The Company provided a full valuation allowance against the deferred tax assets of the subsidiaries in the United States, Hong Kong and China as of April 30, 2007 and 2008 due to the uncertainty surrounding the realizability of these benefits in future tax returns.

The reconciliation of the effective tax rate of the Company to the Hong Kong profits tax rate (the principal tax jurisdiction of the Company) was as follows:

	2006	2007	2008
Hong Kong profits tax rate	17.5%	17.5%	16.5%
Tax effect of difference in Hong Kong and China tax rates	—	—	3.0
Tax effect of difference in Hong Kong and United States tax rates	0.8	1.0	(0.2)
Non-taxable interest/other income	1.1	0.2	0.2
Income not subject to taxation	(1.9)	1.2	2.8
Non-deductible expenses	(2.0)	(0.2)	(0.3)
Change in valuation allowance	(16.7)	(22.7)	(23.4)
Overpayment of overseas taxes	1.5	—	0.1
Under-provision of Hong Kong taxation in prior years	—	(3.7)	(0.4)
Others, net	1.2	3.0	0.3

Effective tax benefit (expense) rate	1.5%	(3.7)%	(1.4)%

On February 2008, the Financial Secretary of the Government of the HKSAR announced a cut in the Profits Tax rate applicable to the Company’s operations in Hong Kong from 17.5% to 16.5% with effect from the year ended April 30, 2008. Accordingly, the applicable tax rate of the Hong Kong subsidiaries of the Company has decreased from 17.5% to 16.5% for the year ended April 30, 2008.

On March 16, 2007, the PRC Enterprise Income Tax Law, or the EIT Law, was enacted by the Chinese government. Under the EIT Law, effective January 1, 2008, China adopted a uniform tax rate of 25% for all enterprises (including foreign-invested enterprises) and revoked the tax exemption, reduction and preferential

ASAT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amount expressed in United States dollars unless otherwise stated)

treatments applicable to foreign-invested enterprises under the previous PRC Income Tax Law for Enterprises with Foreign Investment and Foreign Enterprise, or the FEIT law. However, there is a transition period for enterprises, whether foreign-invested or domestic, that were receiving preferential tax treatments granted by relevant tax authorities at the time the EIT Law became effective. Enterprises that were subject to a statutory FEIT rate of 15% may continue to enjoy the lower rate and gradually transition to the new tax rate within five years after the effective date of the EIT Law. However, enterprises those were subject to a statutory FEIT rate of 24% are subject to EIT of 25% after the effective date of the EIT law. Enterprises that are currently entitled to exemptions or reductions from the standard income tax rate for a fixed term may continue to enjoy such treatment until the fixed term expires.

Under the new EIT law, the applicable income tax rate of ASAT China will increase from 24% to 25% and it will continue to benefit from the 50% reduction of EIT during the 3 years ending December 31, 2010.

As of April 30, 2008, the Company had available Hong Kong operating loss carryforwards of $169.1 million which, subject to the agreement by the Hong Kong Inland Revenue Department, can be carried forward indefinitely to offset against operating income arising in the future. From its operation in the United States, it had available United States federal net operating loss carryforwards of approximately $10.1 million which, subject to agreement by the Internal Revenue Service, expires from 2011 to 2027. The extent to which the loss carryforwards can be used to offset future taxable income to taxes may be limited, depending on the extent of ownership changes within any three-year period as provided by Section 382 of the Internal Revenue Code and applicable California state tax law.

On December 8, 2006, ASAT Limited, a subsidiary of the Company, received an additional tax assessment from the Hong Kong Inland Revenue Department (“HKIRD”) with respect to the deductibility of certain expenses for Hong Kong Profits Tax purposes for fiscal year 2000/2001. Queries were raised by the HKIRD concerning the deductibility of interest expenses related to certain borrowings of ASAT Limited for Profits Tax purposes and whether the related borrowings were used towards revenue-generating activities, which allow the consequential interest expenses to be deductible for tax purposes. The assessment requires ASAT Limited to pay HK$18.8 million (approximately $2.4 million) by January 12, 2007. On December 29, 2006, ASAT Limited filed an objection to the HKIRD for the full amount. On January 29, 2007, ASAT Limited filed a request to the HKIRD to reconsider its holdover claim and on January 30, 2007, the HKIRD had offered ASAT Limited an unconditional holdover, i.e. an agreement to defer payment, for 50% of the total tax in dispute (approximately HK$9.4 million or $1.2 million) until the final tax position is determined. Although the case was not yet concluded and ASAT Limited was still required to provide further evidence to the HKIRD showing that the borrowings were used towards revenue-generating activities and therefore, the consequential interest expenses would be deductible for tax purposes, HKIRD had requested ASAT Limited to make prepayment for the remaining 50% of the total tax in dispute. On January 31, 2007, ASAT Limited filed a proposal to HKIRD for installment payments for the remaining HK$9.4 million (approximately $1.2 million). Such proposal was accepted on March 27, 2007, and the amount was fully paid in June 2008. On August 1, 2008, the HKIRD issued a response letter to ASAT Limited and stating that a portion of the interest expenses should be disallowed for tax purposes as the related portion of the borrowing was not applied towards revenue—generating activities. On October 17, 2008, ASAT Limited submitted a reply and revised tax filing accepting the HKIRD’s proposed basis of settlement to disallow a portion of and interest expenses and related costs and with certain proposed amendments, and ASAT Limited’s tax liability under which would have been HK$8.5 million (approximately $1.1 million). This revised filing is subject to the IRD’s review and agreement.

ASAT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amount expressed in United States dollars unless otherwise stated)

18.	COMMON STOCK

	2007	2008
	$’000	$’000
Authorized:
2,999,000,000 (2007—2,999,000,000) ordinary shares of $0.01 each	29,990	29,990

Issued:
766,348,377 (2007—711,401,844) ordinary shares of $0.01 each	7,114	7,664

Outstanding:
759,295,377 (2007—704,348,844) ordinary shares of $0.01 each	7,043	7,593

No repurchase of ADSs occurred for the years ended April 30, 2006, 2007 and 2008. The Company aggregately repurchased 7,053,000 ordinary shares since its ADS repurchase program announced in January 2001.

In a private placement transaction that took place in October 1999, the Company issued 155,000 units consisting of 155,000 warrants to purchase ordinary shares of ASAT Holdings Limited and $155,000,000 aggregate principal amount of 12.5% senior notes due 2006 of ASAT (Finance) LLC, all of which notes were redeemed on February 25, 2004 and are no longer outstanding. Each warrant entitles the holder, subject to specific conditions, to subscribe for 114.19 ordinary shares of ASAT Holdings Limited at an exercise price of $0.39 per share, with both the exercise price and the number of ordinary shares issuable upon exercise subject to adjustment under specified circumstances. As a result of a share dividend of 47 ordinary shares for each outstanding share undertaken contemporaneously with the completion of the Company’s offering of ADSs on July 14, 2000, the total number of ordinary shares of ASAT Holdings Limited issuable upon exercise of the warrants was adjusted from 371,132 shares to 17,699,450 shares, and the exercise price for the warrants was adjusted from $18.6 per ordinary share to $0.39 per ordinary share. The warrants are exercisable at any time on or after November 1, 2001 and will expire on November 1, 2006. The warrants do not provide the holders any voting rights but the shares to be issued upon exercise of the warrants will be voting shares.

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

ASAT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amount expressed in United States dollars unless otherwise stated)

The Company assessed the fair value of the warrants referenced above. The fair value of the warrants was estimated to be approximately $1.2 million as of October 31, 2005. The fair value of the warrants was deducted from the gross proceeds from the issuance of the $15 million Series A Preferred Shares financing and was allocated to additional paid-in capital upon the issuance of the Series A Preferred Shares on October 27, 2005.

In connection to the purchase money loan facility, the Company issued to the administrative agent, as an arrangement fee, warrants to purchase an aggregate of 5,000,000 ordinary shares, which is the equivalent of 333,333 ADSs, exercisable at a price of $0.01 per ordinary share (equivalent to $0.15 per ADS). The Company assessed the fair value of the warrants and the fair value was estimated to be approximately $692 thousand. The fair value of the warrants was capitalized as deferred charges and amortized over the life of the purchase money loan facility. The fair value of the warrants was also credited to additional paid-in capital upon the effectiveness of the purchase money loan facility on October 27, 2005.

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

On March 15, 2006, the Company paid the semiannual dividend of $743 thousand due on its outstanding Series A Preferred Shares. The Company paid the dividend in its ordinary shares, issuing 11.15 ordinary shares per Series A Preferred Share and 3,345,054 ordinary shares in the aggregate to members of the investor group and Everwarm Limited, a wholly-owned subsidiary of QPL. On September 15, 2006, the Company paid semiannual dividend due on its outstanding Series A Preferred Shares. the Company paid the dividend in its ordinary shares, issuing 36.73 ordinary shares per Series A Preferred Share and 11,020,338 ordinary shares in the aggregate to members of the investor group and Everwarm Limited, a wholly owned subsidiary of QPL, and issuing 9.97 ordinary shares per Series A Preferred Share and 97,706 ordinary shares in the aggregate to holders of Series A Preferred Shares who subscribed to the Company’s rights offering, all in accordance with the terms of the Series A Preferred Shares. On March 15, 2007, the Company paid semiannual dividend due on the outstanding Series A Preferred Shares. The Company paid the dividend in its ordinary shares, issuing 26.74 ordinary shares per Series A Preferred Share and 8,021,906 ordinary shares in the aggregate to members of the investor group and Everwarm Limited, and issuing 26.74 ordinary shares per Series A Preferred Share and 262,025 ordinary shares in the aggregate to holders of Series A Preferred Shares who subscribed to its rights offering, all in accordance with the terms of the Series A Preferred Shares.

On September 15, 2007, the Company paid semiannual dividend due on its outstanding Series A Preferred Shares. The Company paid the dividend in its ordinary shares, issuing 84.84 ordinary shares per Series A Preferred Share and 25,452,045 ordinary shares in the aggregate to members of the investor group and Everwarm Limited, and issuing 84.84 ordinary shares per Series A Preferred Share and 825,876 ordinary shares in the aggregate to holders of Series A Preferred Shares who subscribed to its rights offering, all in accordance with the terms of its Series A Preferred Shares. On March 15, 2008, the Company paid semiannual dividend due on its outstanding Series A Preferred Shares. The Company paid the dividend in its ordinary shares, issuing 91.10 ordinary shares per Series A Preferred Share and 27,329,665 ordinary shares in the aggregate to members of the investor group and Everwarm Limited, and issuing 91.10 ordinary shares per Series A Preferred Share and

ASAT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amount expressed in United States dollars unless otherwise stated)

835,269 ordinary shares in the aggregate to holders of Series A Preferred Shares who subscribed to its rights offering, all in accordance with the terms of its Series A Preferred Shares.

On September 15, 2008, the Company paid semiannual dividend due on its outstanding Series A Preferred Shares. The Company paid the dividend in its ordinary shares, issuing 158.91 ordinary shares per Series A Preferred Share and 47,672,829 ordinary shares in the aggregate to members of the investor group and Everwarm Limited, and issuing 158.91 ordinary shares per Series A Preferred Share and 1,457,107 ordinary shares in the aggregate to holders of Series A Preferred Shares who subscribed to its rights offering, all in accordance with the terms of its Series A Preferred Shares.

Effective at the close of business on December 22, 2006, the Company effected an adjustment to the ADS to ordinary share ratio from a ratio of one ADS for every five ordinary shares to a ratio of one ADS for every fifteen ordinary shares. All ADS and per ADS amounts contained in this annual report have been restated to reflect the adjustment to our ADS ratio.

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

Prior to May 1, 2006, the Company provided the disclosures required under APB No. 25 and SFAS No. 123. APB No. 25 accounted for stock-based compensation awarded to employees using the intrinsic value method supplemented by pro forma disclosures in accordance with APB 25 and SFAS No. 123. If the Company had accounted for its stock option plan by recording compensation based on the fair value at grant date for such awards consistent with the method of SFAS No. 123, the Company’s net loss and net loss per share would have been increased to the pro forma amounts for the year as follows:

2006
$’000
Net loss
Net loss, as reported	(43,907)
Add: stock-based employee compensation reversal as included in the reported net loss, net of tax effect	(186)
Deduct: stock-based employee compensation expense determined under fair value based method for all rewards, net of tax effect	(1,342)
Net loss, pro forma	(45,435)

Net loss per ordinary share (dollars per share):
—Basic	(0.06)
—Diluted	(0.06)

Pro forma net loss per ordinary share (dollars per share):
—Basic	(0.07)
—Diluted	(0.07)

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

The fair value of stock-based compensation awards is determined using the Black-Scholes option pricing model, which is consistent with the valuation techniques previously utilized for options in footnote disclosures required under SFAS No. 123. The determination of the fair value of stock-based compensation awards on the date of grant using an option-pricing model is affected by the Company’s stock price as well as assumptions regarding a number of complex and subjective variables, including the expected volatility of the Company’s stock price over the term of the awards, actual and projected employee stock option exercise behaviors, risk-free interest rate and expected dividends. The assumptions used to value stock-based compensation awards for the year ended April 30, 2006, 2007 and 2008 are as follows:

	2006	2007	2008
Risk-free interest rate	4.71%	4.67%	2.8% – 4.84%
Expected life (years)	4	4	1 – 4
Expected stock volatility	101%	93%	107% – 159%
Dividend yield	0%	0%	0%

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

Total share-based compensation recognized in selling, general and administrative expenses on the Company’s Consolidated Statements of Operations for the years ended April 30, 2007 and 2008 were $0.9 million and $0.5 million, respectively.

ASAT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amount expressed in United States dollars unless otherwise stated)

Stock option activity related to the Company’s stock options for the year ended April 30, 2006, 2007 and 2008 is summarized as follows (stated in American Depositary Share, or ADS, equivalents based on fifteen ordinary shares per ADS:

	Outstanding Options
	Number of ADS options	Weighted-average exercise price per ADS
Outstanding at April 30, 2005	3,811,938	$5.79

Granted	772,939	$2.46
Cancelled/forfeited	(1,707,298)	$5.91
Exercised	(68,309)	$1.59

Outstanding at April 30, 2006	2,809,270	$4.92

Granted	473,715	$1.64
Cancelled/forfeited	(1,290,439)	$5.94
Exercised	(142,667)	$1.53

Outstanding at April 30, 2007	1,849,879	$3.66

Granted	2,893,700	$0.69
Cancelled/forfeited	(1,150,281)	$3.48
Exercised	—	—

Outstanding at April 30, 2008	3,593,298	$1.32

ADS options exercisable at:
April 30, 2006	1,789,527	$5.70
April 30, 2007	1,234,137	$4.37
April 30, 2008	1,100,049	$2.79

The aggregate intrinsic value was calculated as the difference between the exercise price of the underlying awards and the quoted price of the Company’s ADSs that were in-the-money at balance sheet date. During the years ended April 30, 2006, 2007 and 2008, the aggregate intrinsic value of options exercised were $88,512, $94,565 and $Nil, respectively, determined as of the date of option exercise.

The weighted average grant-date fair value of options granted during the years ended April 30, 2006, 2007 and 2008 was $1.79, $1.13 and $0.49, respectively.

As of April 30, 2008, there was approximately $1.1 million of unrecognized compensation cost related to nonvested stock options. The cost is expected to be recognized over a weighted average period of 3.15 years.

The options generally vest over four years and expire ten years from the date of grant or within three months of termination of employment.

ASAT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amount expressed in United States dollars unless otherwise stated)

The following table summarizes information about stock options issued under the plan described above that are outstanding and exercisable as of April 30, 2008:

	Options outstanding			Options exercisable
Range of exercise price	Number of ADS options	Weighted- average exercise price	Weighted- average contractual life (years)	Number of ADS options	Weighted- average exercise price	Weighted- average contractual life (years)
$0.30 – $2.88	3,066,685	$0.791	9.39	588,530	$1.342	8.38
$2.97 – $4.95	479,614	$4.214	5.55	464,520	$4.250	5.48
$5.91 – $9.15	44,999	$6.150	6.10	44,999	$6.150	6.10
$12.75	2,000	$12.750	2.81	2,000	$12.750	2.81

Total	3,593,298			1,100,049

20.	EMPLOYEE BENEFIT PLAN

The aggregate employers’ contributions which have been made were as follows:

	2006	2007	2008
	$’000	$’000	$’000
Employers’ contributions	1,343	682	5

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

The decrease in employers’ contributions for the year ended April 30, 2008 is a result of refund of employers’ contributions of employee benefit plan related to staff laid off.

In addition, ASAT, Inc. has a 401(k) plan which covers all employees with six months or more of service. Employees who participate in the plan may contribute a portion of their salaries up to a limit specified by law. The Company’s contribution to the plan is based on the percentage of contribution by the employee of the individual employee’s monthly basic salary, whereby the Company’s contributions to the plan for the years ended April 30, 2006, 2007 and 2008 were $123 thousand, $42 thousand and $16 thousand, respectively.

As stipulated by the regulations of China, ASAT China participates in basic defined contribution pension plans organized by the Municipal Government under which it is governed. Employees in Mainland China are entitled to retirement benefits equal to a fixed proportion of their salary at their normal retirement age. The Company has no other material obligation for payment of basic retirement benefits in China beyond the annual contributions which are calculated at a rate based on the salaries, bonuses and certain allowances of its employees.

ASAT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amount expressed in United States dollars unless otherwise stated)

21.	REORGANIZATION EXPENSES

During the years ended April 30, 2006, 2007 and 2008, as part of the transition to China, the Company incurred $4.7 million, $2.5 million and $392 thousand, respectively, of reorganization expenses for the lay-off of approximately 1,000, 370 and 46 employees, respectively, who primarily served in the manufacturing functions in Hong Kong operations.

22.	FACILITIES AND RELOCATION CHARGES

For the years ended April 30, 2006 and 2007, the Company incurred facilities and relocation charges of $1.1 million and $3.0 million, respectively, in connection with the transfer of its assembly and test operations from Hong Kong to Dongguan, China. The Company did not incur such expenses during the year ended April 30, 2008.

23.	ISSUANCE OF WARRANTS

On October 1, 2007, the Company issued 35,766,900 warrants to the lenders of the Purchase Money Loan for a debt modification to extend the repayment date of interest and principal. Also, the Company has issued another 35,766,900 warrants to the holders of 9.25% Senior Notes for the waiver of certain defaults and events of default that may have occurred or may occur.

All warrants have an exercise price of $0.01 per ordinary share and will expire on February 1, 2011, subject to adjustment as provided in the warrants and the other terms and conditions contained therein. All warrants cannot be redeemed by cash and the maximum number of shares to be issued is 71,533,800 ordinary shares which represents approximately 9.42% of the Company’s total outstanding ordinary shares as of April 30, 2008.

The fair value of warrants issued is determined using the Black-Scholes option pricing model, which is consistent with the valuation techniques requested in U.S. GAAP. The determination of the fair value of stock-based compensation awards on the date of grant using an option-pricing model is affected by the Company’s stock price as well as assumptions regarding a number of complex and subjective variables, including the expected volatility of the Company’s stock price over the term of the awards, actual and projected employee stock option exercise behaviors, risk-free interest rate and expected dividends. The assumptions used to value warrants issued are as follows:

Risk-free interest rate	4.05%
Expected life (years)	3.33
Expected stock volatility	98%
Dividend yield	0%

Besides warrants issued in relation to the lenders of the Purchase Money Loan and the holders of 9.25% Senior Notes, the Company issued warrants for a total of 41.8 million ordinary shares to Mr. Tung Lok Li, the Acting Chief Executive Officer, as part of his compensation. The warrant is exercisable with respect to 20.6 million ordinary shares immediately, with the remainder subject to certain vesting or performance criteria, provided that (i) Mr. Tung Lok Li ceases to serve as an executive officer of the Company for whatever reasons, including death or (ii) any person or entity becomes a beneficial owner of more than 50% of the total voting power in each and all classes of equity of the Company following the warrant issue date and Mr. Tung Lok Li ceases to serves as an executive officer of the Company due to such change of control, the warrant will become immediately exercisable with respect to an aggregate of up to 35.8 million ordinary shares. The fair value of warrants issued is approximately $1 million and it has an exercise price of $0.01 per ordinary share and will expire on February 1, 2011, subject to adjustment as provided in the warrants and the other terms and conditions contained therein. As of April 30, 2008, 22.4 million warrants are exercisable, which represents approximately 2.94% of the Company total outstanding ordinary shares as of April 30, 2008.

ASAT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amount expressed in United States dollars unless otherwise stated)

The fair value of warrants issued is determined using the Black-Scholes option pricing model, which is consistent with the valuation techniques allowed under U.S. GAAP. The determination of the fair value of stock-based compensation awards on the date of grant using an option-pricing model is affected by the Company’s stock price as well as assumptions regarding a number of complex and subjective variables, including the expected volatility of the Company’s stock price over the term of the awards, actual and projected employee stock option exercise behaviors, risk-free interest rate and expected dividends. The assumptions used to value warrants issued are as follows:

Risk-free interest rate	2.1%
Expected life (years)	2.92
Expected stock volatility	73%
Dividend yield	0%

24.	LITIGATION SETTLEMENT

QPL entered into a patent cross license agreement with Motorola, Inc. (“Motorola”) on October 1, 1993 (the “Immunity Agreement”). Under the terms of the Immunity Agreement, QPL had been obligated to pay quarterly royalties to Motorola on a per solder ball pad basis for all “BGA Packages” , as defined therein. QPL, through its then subsidiary ASAT Limited, paid royalties on certain products and not others based on its understanding of the obligations under the Immunity Agreement. When QPL assigned certain semiconductor assets to the Company in 1999, ASAT Limited continued to make payments to Motorola, even though the Immunity Agreement was not assigned to the Company or any of its subsidiaries.

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

In July 2005, the Company entered into a formal settlement agreement and mutual release with Motorola and Freescale to fully and finally compromise, settle and discharge the claims, controversies, demands and disputes between the parties. The formal written settlement agreement was executed in July 2005 and was filed with the Court on July 18, 2005. Under the settlement agreement and mutual release, the Company agreed to pay Freescale a total of $2.0 million in cash. The Company also agreed to provide Freescale with a rebate of 20% on all future products sales and services invoiced by the Company to Freescale until the aggregate amount of the rebate provided to Freescale by the Company totals $1.75 million. This 20% rebate will not expire until the maximum total rebate of $1.75 million is paid back to Freescale. Based on the discounted cash flows analysis and the expected timeframe of the rebate utilization by Freescale, the fair value of the rebate was estimated to be approximately $1.62 million as of April 30, 2005. The Company also issued a 5-year warrant to Freescale for

ASAT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amount expressed in United States dollars unless otherwise stated)

$1.75 million to purchase 10,937,500 ordinary shares, which is equivalent to 729,167 ADSs, initially exercisable at a price of $0.16 per ordinary share (equivalent to $2.4 per ADS). The Company assessed the fair value of the warrants and the fair value of the warrants was estimated to be approximately $982 thousand as of April 30, 2005.

The accrued litigation settlement totaling $4.6 million, representing $2.0 million cash settlement, $1.62 million fair value of future rebate and $982 thousand fair value of the warrants, was charged to the Company’s consolidated statements of operations for the year ended April 30, 2005.

The fair value of warrants issued is determined using the Black-Scholes option pricing model, which is consistent with the valuation techniques requested in U.S. GAAP. The determination of the fair value of stock-based compensation awards on the date of grant using an option-pricing model is affected by the Company’s stock price as well as assumptions regarding a number of complex and subjective variables, including the expected volatility of the Company’s stock price over the term of the awards, actual and projected employee stock option exercise behaviors, risk-free interest rate and expected dividends. The assumptions used to value warrants issued are as follows:

Risk-free interest rate	3.87%
Expected life (years)	5
Expected stock volatility	66.44%
Dividend yield	0%

On April 10, 2008, ASAT China received a notice from the People’s Intermediate Court of the City of Dongguan, Guangdong, China concerning a lawsuit raised by Wellmean alleging that ASAT China breached its contract with Wellmean by failing to pay the final installment of the renovation fees of RMB7.7 million (approximately $1.1 million) in connection with the construction of our Phase II manufacturing facility in Dongguan, China. On July 4, 2008, Wellmean and ASAT China entered into a settlement agreement and ASAT China agreed to pay a consideration of approximately RMB7.7 million to settle this court action. ASAT China had recognised the whole amount as of April 30, 2008. Subsequently, Wellmean withdrew its claim against ASAT China on July 9, 2008 and ASAT China paid the consideration of approximately RMB7.7 million to Wellmean on July 10, 2008.

25.	COMMITMENTS AND CONTINGENCIES

Capital expenditure

As of April 30, 2006, 2007 and 2008, the Company had contracted for capital expenditure on property, plant and equipment of $2.9 million, $1.2 million and $0.2 million, respectively.

Operating leases

The Company leases certain land, buildings, equipment and machinery and motor vehicles, under operating lease agreements expiring at various times through July 2020. The Hong Kong facility leased from QPL is under a three-year term which expired in March 2007. On April 30, 2005, QPL completed the sale of ASAT’s leased facility from QPL to a third party that is unrelated to either party. The lease agreement with QPL was transferred to this third party without any change in its terms and conditions. The lease of the Hong Kong facility was renewed in August 2006 under a one-year term which expired on August 31, 2007. Subsequently, the Company surrendered a portion of its Hong Kong office premises and entered a new lease agreement with a one-year term expired on August 31, 2008, with an option to extend for an additional year. Currently, the Company leases the Hong Kong office premises with a two-year term expiring on August 31, 2010.

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

Future minimum lease payments under operating leases as of April 30, 2008 are as follows:

$’000
Fiscal year ending April 30:
2009	3,731
2010	3,643
2011	3,535
2012	3,218
2013	2,599
Thereafter	12,405

Total	29,131

ASAT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amount expressed in United States dollars unless otherwise stated)

26.	SEGMENT INFORMATION

The Company operates in a single business segment comprising the assembly and test services of integrated circuits to customers in the semiconductor industry. It is the management’s view that assembly and test services comprise one business segment. The Company’s sales are generated from the following geographical locations representing the geographical areas from which sales invoices were issued for the years indicated:

	2006	2007	2008
	$’000	$’000	$’000
Hong Kong	177,207	161,516	115,025
United States	60,481	37,915	—
China (excluding Hong Kong)	74,278	379,631	279,227
Transfer between geographic areas	(129,851)	(414,209)	(238,291)

Total sales	182,115	164,853	155,961

Intercompany sales between geographic areas were recorded at cost plus a mark-up. Such transfers, including unrealized profits, are eliminated on consolidation.

The Company ships completed packages at the direction of its customers to various destinations. The following table provides a breakdown of the percentage of sales by geographic destination:

	2006	2007	2008
United States	33.2%	23.0%	22.8%
Asia (a)	63.0%	70.6%	69.7%
Hong Kong	2.3%	3.4%	2.4%
Europe	1.5%	3.0%	5.1%

	100.0%	100.0%	100.0%

(a)	For the Company’s sales by geographic destination, Asia mainly represents Singapore, Taiwan, Japan, Malaysia, China (excluding Hong Kong), Philippines and Korea.

The geographical distribution of the Company’s identifiable assets is summarized as follows:

	2006	2007	2008
	$’000	$’000	$’000
Hong Kong	93,564	71,404	14,574
China (excluding Hong Kong)	78,094	54,209	96,701
Asia (b)	117	159	312
United States	9,635	9,296	6,983
Germany	51	69	73

	181,461	135,137	118,643

(b)	For the Company’s identifiable assets, Asia represents Singapore and Korea.

ASAT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amount expressed in United States dollars unless otherwise stated)

The geographical distribution of the Company’s long-lived assets is summarized as follows:

	2006	2007	2008
	$’000	$’000	$’000
Hong Kong	44,060	47,862	1,540
China (excluding Hong Kong)	60,384	38,034	66,841
Asia (c)	35	35	26
United States	735	3,929	6,434
Germany	2	7	1

	105,216	89,867	74,842

(c)	For the Company’s long-lived assets, Asia represents Singapore and Korea.

27.    MAJOR CUSTOMERS

An analysis of percentage of sales to major customers is as follows:

	2006	2007	2008
Customer:
A	32.6%	53.7%	58.7%
B	8.6%	5.0%	5.3%
C	7.0%	4.1%	4.3%
D	7.0%	3.4%	4.0%
E	4.0%	2.8%	2.6%

28.    SUBSEQUENT EVENTS

On June 30, 2008, the Company terminated the original lease agreements and management service agreements for both Phase I and Phase II facilities which were entered into between Timerson Limited and the lessor. At the same time, ASAT China entered into the new lease agreements with the lessor for the remaining terms of the respective leases. Under the new lease agreements, the rent and service fees to be paid are denominated in Renminbi and the monthly amount payable is based on the predetermined schedule. The expiry of the lease terms for Phase I and Phase II factory premises remain August 31, 2018 and July 31, 2020, respectively, and ASAT China has the option and right of first refusal to purchase the facilities and the related land-use right of the land at prices fixed as stated in the predetermined schedule of the respective original lease agreements.

In July 2008, ASAT China obtained a short-term revolving credit facility of RMB60 million (approximately $8.6 million) bearing interest at a rate published by the People’s Bank of China plus a markup of 15%. The revolving credit facility is backed by a guarantee provided by ASAT Limited. The revolving credit facility will expire in April 6, 2009 and may be extended for further one year.

On September 15, 2008, the Company paid semiannual dividend due on its outstanding Series A Preferred Shares. The Company paid the dividend in its ordinary shares, issuing 158.91 ordinary shares per Series A Preferred Share and 47,672,829 ordinary shares in the aggregate to members of the investor group and Everwarm Limited, and issuing 158.91 ordinary shares per Series A Preferred Share and 1,457,107 ordinary shares in the aggregate to holders of Series A Preferred Shares who subscribed to its rights offering, all in accordance with the terms of its Series A Preferred Shares.

ASAT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amount expressed in United States dollars unless otherwise stated)

On October 17, 2008, the Company amended the purchase money loan facility to extend the maturity due date of the $10.0 million principal amount and certain unpaid interest. The maturity due date for the $10.0 million principal was extended to January 31, 2010. For the total interest of $5,277,231 accrued and unpaid up to October 17, 2008, we were required to pay $441,667 upon signing the amended agreement. The balance of the unpaid interest of $4,835,564 was converted into two separate loan principals with $2,435,564 due and payable on December 15, 2008 and $2,400,000 due and payable on January 31, 2010.

On October 13 2008, ASAT China obtained a renewal of the RMB150 million (approximately $20 million) revolving credit facility for further one year. This facility is secured by certain trade receivables of ASAT China bearing interest at LIBOR plus 4%.

29.    CONDENSED CONSOLIDATING FINANCIAL INFORMATION

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

The condensed financial statements of ASAT Holdings Limited is also presented below in accordance with SEC Regulation S-X Rule 5-04 and Rule 12-04 because the Company has a subsidiary in the PRC where $64 million of ASAT China is restricted for dividend distribution and capital return up to the Company as of April 30, 2008 in pursuant to the covenant set forth in the prospectus of 9.25% senior notes.

The following condensed consolidated financial information presents the condensed consolidated balance sheets as of April 30, 2008 and 2007 and the related condensed consolidated statements of operations and cash flows for the years ended April 30, 2008, 2007 and 2006 of (a) ASAT Holdings Limited, the parent company; (b) New ASAT (Finance) Limited, the subsidiary issuer; (c) the guarantor subsidiaries of ASAT Holdings Limited on a combined basis; (d) the non-guarantor subsidiaries of the Company on a combined basis; (e) eliminating entries; and (f) the total consolidated amounts.

ASAT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amount expressed in United States dollars unless otherwise stated)

Condensed Consolidating Balance Sheet as of April 30, 2008

	ASAT HOLDINGS LIMITED	NEW ASAT (FINANCE) LIMITED	GUARANTOR SUBSIDIARIES	NON- GUARANTOR SUBSIDIARIES	ELIMINATING ENTRIES	CONSOLIDATED TOTAL
	$’000	$’000	$’000	$’000	$’000	$’000
ASSETS
Current assets:
Cash and cash equivalents	21	—	1,282	4,708	—	6,011
Accounts receivable, net	—	—	10,505	7,035	—	17,540
Inventories	—	—	188	14,924	—	15,112
Prepaid expenses and other current assets	261	—	1,441	3,436	—	5,138

Total current assets	282	—	13,416	30,103	—	43,801
Restricted cash	—	—	—	—	—	—
Property, plant and equipment, net	—	—	1,617	156,722	(96,087)	62,252
Investment in and advance to consolidated entities	249,067	150,702	406,917	257,874	(1,064,560)	—
Deferred charges and other non-current assets	3,600	2,767	6,202	21	—	12,590

Total assets	252,949	153,469	428,152	444,720	(1,160,647)	118,643

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)

Current liabilities:
Advance from consolidated entities	2,727	—	628,463	343,614	(974,804)	—
Other current liabilities	4,059	1,069	17,658	36,916	—	59,702

Total current liabilities	6,786	1,069	646,121	380,530	(974,804)	59,702
9.25% senior notes due 2011	—	150,000	—	—	—	150,000
Other non-current liability	9,449	2,400	44	—	—	11,893

Total liabilities	16,235	153,469	646,165	380,530	(974,804)	221,595

Series A Redeemable Convertible Preferred Shares	2,796	—	—	—	—	2,796
Shareholders’ equity (deficit):
Common stock ($0.01 par value)	7,664	—	7,271	36,489	(43,760)	7,664
Less: Repurchase of stock at par	(71)	—	—	—	—	(71)
Additional paid-in capital	237,589	—	41,367	—	(25,996)	252,960
Accumulated other comprehensive loss	—	—	—	(123)	—	(123)
(Accumulated deficit) Retained earnings	(11,264)	—	(266,651)	27,824	(116,087)	(366,178)

Total shareholders’ equity (deficit)	233,918	—	(218,013)	64,190	(185,843)	(105,748)

Total liabilities and shareholders’ equity (deficit)	252,949	153,469	428,152	444,720	(1,160,647)	118,643

ASAT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amount expressed in United States dollars unless otherwise stated)

Condensed Consolidating Balance Sheet as of April 30, 2007

	ASAT HOLDINGS LIMITED	NEW ASAT (FINANCE) LIMITED	GUARANTOR SUBSIDIARIES	NON-GUARANTOR SUBSIDIARIES	ELIMINATING ENTRIES	CONSOLIDATED TOTAL
	(restated)					(restated)
	$’000	$’000	$’000	$’000	$’000	$’000
ASSETS
Current assets:
Cash and cash equivalents	232	—	6,508	585	—	7,325
Restricted cash	—	—	900	—	—	900
Accounts receivable, net	—	—	17,543	161	—	17,704
Inventories	—	—	12,452	818	—	13,270
Prepaid expenses and other current assets	310	—	3,182	1,679	—	5,171

Total current assets	542	—	40,585	3,243	—	44,370
Restricted cash, net of current portion	—	—	900	—	—	900
Property, plant and equipment, net	—	—	74,414	5,168	—	79,582
Investment in and advance to consolidated entities	247,595	149,695	363,412	570	(761,272)	—
Deferred charges and other non-current assets	1,503	3,774	4,989	19	—	10,285

Total assets	249,640	153,469	484,300	9,000	(761,272)	135,137

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Advance from consolidated entities	—	—	722,440	608	(723,048)	—
Other current liabilities	57	3,469	43,950	9,086	—	56,562

Total current liabilities	57	3,469	766,390	9,694	(723,048)	56,562
9.25% senior notes due 2011	—	150,000	—	—	—	150,000
Other non-current liability	10,335	—	758	—	—	11,093

Total liabilities	10,392	153,469	767,148	9,694	(723,048)	217,655

Series A Redeemable Convertible Preferred Shares (restated) (note 2(b))	1,618	—	—	—	—	1,618
Shareholders’ equity (deficit):
Common stock ($0.01 par value)	7,114	—	7,271	10,723	(17,994)	7,114
Less: Repurchase of stock at par	(71)	—	—	—	—	(71)
Additional paid-in capital (restated) (note 2(b))	234,826	—	15,601	—	(230)	250,197
Accumulated other comprehensive loss	—	—	—	(184)	—	(184)
(Accumulated deficit) Retained earnings	(4,239)	—	(305,720)	(11,233)	(20,000)	(341,192)

Total shareholders’ equity (deficit)	237,630	—	(282,848)	(694)	(38,224)	(84,136)

Total liabilities and shareholders’ equity (deficit)	249,640	153,469	484,300	9,000	(761,272)	135,137

ASAT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amount expressed in United States dollars unless otherwise stated)

Condensed Consolidating Statements of Operations for the year ended April 30, 2008

	ASAT HOLDINGS LIMITED	NEW ASAT (FINANCE) LIMITED	GUARANTOR SUBSIDIARIES	NON-GUARANTOR SUBSIDIARIES	ELIMINATING ENTRIES	CONSOLIDATED TOTAL
	$’000	$’000	$’000	$’000	$’000	$’000
Sales	—	—	251,867	142,385	(238,291)	155,961
Cost of sales	147	—	259,509	125,139	(246,112)	138,683

Gross profit	(147)	—	(7,642)	17,246	7,821	17,278
Operating expenses:
—Selling, general and administrative	3,099	—	21,150	2,165	(7,163)	19,251
—Research and development	—	—	575	1,459	—	2,034
—Reorganization expenses	—	—	196	196	—	392

Total operating expenses	3,099	—	21,921	3,820	(7,163)	21,677

(Loss) Income from operations	(3,246)	—	(29,563)	13,426	14,984	(4,399)
Other (expenses) income, net	(4)	14,933	84,129	26,224	(126,004)	(722)
Interest expense:
—Amortization of deferred charges	(1,863)	(1,008)	(1,382)	—	1,008	(3,245)
—Third parties	(1,912)	(13,925)	(13,931)	(438)	13,925	(16,281)

(Loss) Income before income taxes	(7,025)	—	39,253	39,212	(96,087)	(24,647)
Income tax expense	—	—	(184)	(155)	—	(339)

Net loss	(7,025)	—	39,069	39,057	(96,087)	(24,986)
Other comprehensive loss:
Foreign currency translation	—	—	—	61	—	61

Comprehensive loss	(7,025)	—	39,069	39,118	(96,087)	(24,925)

ASAT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amount expressed in United States dollars unless otherwise stated)

Condensed Consolidating Statements of Operations for the year ended April 30, 2007

	ASAT HOLDINGS LIMITED	NEW ASAT (FINANCE) LIMITED	GUARANTOR SUBSIDIARIES	NON-GUARANTOR SUBSIDIARIES	ELIMINATING ENTRIES	CONSOLIDATED TOTAL
	$’000	$’000	$’000	$’000	$’000	$’000
Sales	—	—	435,000	144,067	(414,214)	164,853
Cost of sales	83	—	442,973	154,303	(447,432)	149,927

Gross profit	(83)	—	(7,973)	(10,236)	33,218	14,926
Operating expenses:
—Selling, general and administrative	1,650	—	20,967	2,642	(3,194)	22,065
—Research and development	—	—	2,218	—	—	2,218
—Reorganization expenses	—	—	1,111	1,362	—	2,473
—Facilities and relocation charges	—	—	1,642	1,405	—	3,047

Total operating expenses	1,650	—	25,938	5,409	(3,194)	29,803

(Loss) Income from operations	(1,733)	—	(33,911)	(15,645)	36,412	(14,877)
Other income (expenses), net	3	14,882	42,581	2,402	(59,225)	643
Interest expense:
—Amortization of deferred charges	(2,322)	(753)	(1,384)	—	754	(3,705)
—Third parties	(1,691)	(14,129)	(13,911)	(8,165)	22,059	(15,837)

(Loss) Income before income taxes	(5,743)	—	(6,625)	(21,408)	—	(33,776)
Income tax expense	—	—	(1,264)	—	—	(1,264)

Net loss	(5,743)	—	(7,889)	(21,408)	—	(35,040)
Other comprehensive loss:
Foreign currency translation	—	—	4	35	—	39

Comprehensive loss	(5,743)	—	(7,885)	(21,373)	—	(35,001)

ASAT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amount expressed in United States dollars unless otherwise stated)

Condensed Consolidating Statements of Operations for the year ended April 30, 2006

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

ASAT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amount expressed in United States dollars unless otherwise stated)

Condensed Consolidating Statements of Cash Flows for the year ended April 30, 2008

	ASAT HOLDINGS LIMITED	NEW ASAT (FINANCE) LIMITED	GUARANTOR SUBSIDIARIES	NON-GUARANTOR SUBSIDIARIES	ELIMINATING ENTRIES	CONSOLIDATED TOTAL
	$’000	$’000	$’000	$’000	$’000	$’000
Net cash (used in) provided by operating activities	(1,466)	1,007	2,145	(33)	1,124	2,777
Net cash provided by (used in) investing activities	1,255	—	(6,460)	(1,842)	(1,255)	(8,302)
Net cash (used in) provided by financing activities	—	(1,007)	(906)	5,943	131	4,161

Net (decrease) increase in cash and cash equivalents	(211)	—	(5,221)	4,068	—	(1,364)

Cash and cash equivalents at beginning of year	232	—	6,508	585	—	7,325
Effects of foreign exchange rates change	—	—	(5)	55	—	50

Cash and cash equivalents at end of year	21	—	1,282	4,708	—	6,011

Condensed Consolidating Statements of Cash Flows for the year ended April 30, 2007

	ASAT HOLDINGS LIMITED	NEW ASAT (FINANCE) LIMITED	GUARANTOR SUBSIDIARIES	NON-GUARANTOR SUBSIDIARIES	ELIMINATING ENTRIES	CONSOLIDATED TOTAL
	$’000	$’000	$’000	$’000	$’000	$’000
Net cash provided by (used in) operating activities	(648)	1,006	14,318	(4,273)	—	10,403
Net cash provided by (used in) investing activities	78	—	(9,893)	(7,675)	(77)	(17,567)
Net cash provided by (used in) financing activities	709	(1,006)	(6,818)	9,573	77	2,535

Net increase (decrease) in cash and cash equivalents	139	—	(2,393)	(2,375)	—	(4,629)

Cash and cash equivalents at beginning of year	93	—	8,901	2,921	—	11,915
Effects of foreign exchange rates change	—	—	—	39	—	39

Cash and cash equivalents at end of year	232	—	6,508	585	—	7,325

ASAT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amount expressed in United States dollars unless otherwise stated)

Condensed Consolidating Statements of Cash Flows for the year ended April 30, 2006

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